Form 20-F
period 2011-12-31
NetQin Mobile Inc.
filed 2012-03-30
CIK 1509986

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from             to

Commission file number: 001-35145

NETQIN MOBILE INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(Address of principal executive offices)

Suhai Ji, Chief Financial Officer

Tel: +86 (10) 8565-5555

E-mail: jisuhai@netqin.com

Fax: +86 (10) 8565-5518

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Class A common shares, par value US$0.0001 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares (“ADSs”). Currently, one ADS represents five Class A common shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 55,953,690 Class A common shares (excluding 311,750 Class A common shares represented by ADSs that are reserved for issuance upon the exercise of outstanding options), par value US$0.0001 per share, and 160,664,773 Class B common shares, par value US$0.0001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our,” and “NetQin” refer to NetQin Mobile Inc. and its subsidiaries and consolidated affiliated entities, as the context may require;

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value US$0.0001 per share;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•

“registered user account” or “activated user account” means a user account that was registered with us. We calculate registered user accounts as the cumulative number of user accounts at the end of the relevant period. Each individual user may have more than one registered user account and consequently, the number of registered user accounts we present in this annual report overstates the number of persons who are our registered users;

•	“active user account” for a specific period means the registered user account that has accessed our services at least once during such relevant period; and

•	“paying user account” means the user account that has paid or subscribed for our premium services during the relevant period.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the mobile security and productivity services market in China and globally;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding the retention and strengthening of our relationships with key business partners and customers;

•	competition in our industry in China and globally; and

•	relevant government policies and regulations relating to our industry.

You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. Other sections of this annual report, including the Risk Factors and Operating and Financial Review and Prospects sections, discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements we make as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operation data for the year ended December 31, 2008 and our consolidated balance sheet data as of December 31, 2008 and 2009 has been derived from our audited consolidated financial statements not included in this annual report. We have not included financial information for the year ended December 31, 2007 as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2008, 2009, 2010 and 2011 and cannot be obtained without unreasonable effort or expense. Our selected consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2008	2009	2010	2011
	(in thousands of dollars, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues:
Premium mobile Internet services	3,867	5,014	15,268	36,202
Other services	94	250	2,427	4,469

Total net revenues	3,961	5,264	17,695	40,671
Cost of revenues (1)	(2,044)	(2,812)	(5,193)	(8,057)

Gross profit	1,917	2,452	12,502	32,614

Operating expenses:
Selling and marketing expenses (1)	(2,404)	(3,344)	(4,436)	(7,955)
General and administrative expenses (1)	(2,067)	(2,139)	(14,750)	(14,024)
Research and development expenses (1)	(1,201)	(2,312)	(2,959)	(5,095)

Total operating expenses	(5,672)	(7,795)	(22,145)	(27,074)

(Loss)/Income from operations	(3,755)	(5,343)	(9,643)	5,540
Interest income	86	159	234	1,342
Realized gain/(loss) from available-for-sale investments	294	47	(102)	29
Foreign exchange (losses)/gain, net	(156)	(2)	(46)	3,011
Other (expense)/income, net	(16)	(12)	135	306

(Loss)/Income before income taxes	(3,547)	(5,151)	(9,422)	10,228
Income tax expense	(48)	—	(401)	(97)
Share of (loss)/profit from an associate	—	—	(7)	119

Net (loss)/income	(3,595)	(5,151)	(9,830)	10,250
Net loss attributable to the non-controlling interest	—	1	3	1

Net (loss)/income attributable to NetQin Mobile Inc.	(3,595)	(5,150)	(9,827)	10,251
Accretion of redeemable convertible preferred shares	(1,263)	(1,393)	(1,533)	(535)
Beneficial conversion feature of redeemable convertible preferred shares	—	—	(5,693)	—
Allocation of net income to participating preferred shareholders	—	—	—	(1,595)

Net (loss)/income attributable to common shareholders	(4,858)	(6,543)	(17,053)	8,121

	For the Year Ended December 31,
	2008	2009	2010	2011
	(in thousands of dollars, except for share, per share and per ADS data)
Net (loss)/earnings per common share:
Basic	(0.15)	(0.15)	(0.34)	0.05
Diluted	(0.15)	(0.15)	(0.34)	0.04
Net (loss)/earnings per ADS: (2)
Basic	(0.73)	(0.77)	(1.72)	0.23
Diluted	(0.73)	(0.77)	(1.72)	0.21
Weighted average number of common shares outstanding:
Basic	33,089,052	42,251,533	49,683,230	173,373,462
Diluted	33,089,052	42,251,533	49,683,230	193,537,974

(1)	Share-based compensation expenses included:

	For the Year Ended December 31,
	2008	2009	2010	2011
	(in thousands of dollars)
Cost of revenues	5	13	19	130
Selling and marketing expenses	31	35	102	1,923
General and administrative expenses	1,128	1,087	12,299	7,895
Research and development expenses	32	43	146	724

(2)	Each ADS represents five Class A common shares. Net (loss)/earnings per ADS is calculated based on net (loss)/ earnings per common share multiplied by five.

	As of December 31,
	2008	2009	2010	2011
	(in thousands of dollars)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	587	1,704	17,966	69,510
Total current assets	11,631	7,645	44,611	156,258
Total assets	13,253	10,339	48,404	160,482
Total current liabilities	1,230	2,161	5,562	12,231
Total liabilities	1,230	2,161	5,749	12,231
Net assets	12,023	8,178	42,655	148,251
Class A Common Shares	—	—	—	6
Class B Common Shares	5	5	5	16
Series A convertible preferred shares	3,242	3,242	3,242	—
Series B redeemable convertible preferred shares	13,717	15,109	16,638	—
Series C redeemable convertible preferred shares	—	—	16,983	—
Series C-1 redeemable convertible preferred shares	—	—	14,115	—
Total shareholders’ (deficit)/equity	(4,936)	(10,173)	(8,323)	148,251

Non-GAAP Financial Measures

To supplement the net income/(loss) presented in accordance with U.S. GAAP, we use adjusted net income/(loss) as a non-GAAP financial measure. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. We present adjusted net income/(loss) because it is used by our management to evaluate our operating performance, in addition to net income/(loss) prepared in accordance with U.S. GAAP. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses.

The use of adjusted net income/(loss) has material limitations as an analytical tool. One of the limitations of using adjusted net income/(loss) is that it does not include share-based compensation expenses, which have been and will continue to be a significant recurring expense in our business. In addition, because adjusted net income/(loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income/(loss) as a substitute for or superior to net income/(loss) prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth the calculation of adjusted net income/(loss), which is determined by adding back share-based compensation expenses to our net income/(loss) presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2008	2009	2010	2011
	(in thousands of dollars)
Net (loss)/income	(3,595)	(5,151)	(9,830)	10,250
Add: share-based compensation expenses	1,196	1,178	12,566	10,672
Adjusted net (loss)/income	(2,399)	(3,973)	2,736	20,922

Selected Operating Data

We monitor certain key operating metrics that we believe are important to our financial performance. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business.

Our registered user accounts and active user accounts overstate the actual number of our individual registered users and active users, respectively. For more information, see “Risk Factors — Risks Related to Our Business and Industry — The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active user and paying user account figures may differ from the actual numbers of active and paying user accounts.”

The following tables set forth cumulative registered user accounts as of December 31, 2008, 2009, 2010 and 2011, respectively, as well as the average monthly active user accounts and average monthly paying user accounts for the three months ended December 31, 2008, 2009, 2010 and 2011, respectively.

	As of December 31,
	2008	2009	2010	2011
	(in millions)
Cumulative registered user accounts	15.2	35.6	71.7	146.7
China	12.4	26.9	48.5	91.6
Overseas	2.8	8.7	23.2	55.1

	For the three months ended December 31,
	2008	2009	2010	2011
	(in millions)
Average monthly active user accounts	5.5	12.0	25.4	52.3
China	4.5	9.1	17.4	32.9
Overseas	1.0	2.9	8.0	19.4
Average monthly paying user accounts	1.0	1.1	3.2	5.6
China	1.0	1.0	2.5	4.0
Overseas	0.0	0.1	0.7	1.6

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in October 2005 and have experienced rapid growth since then. As such, we have a limited operating history for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate our prospects because we may not have sufficient experience to address the risks frequently encountered by fast-growing companies entering new and rapidly evolving markets such as the mobile security and productivity market. We incurred net losses in 2008, 2009 and 2010, and although we achieved profit position in 2011, we may incur losses in the future. Our ability to achieve, maintain and increase net profit may be affected by various factors including the development of our industry, the continued acceptance of our products and services by users, our ability to maintain good relationships with other participants in the mobile ecosystem and our ability to control our costs and expenses. We may not be able to sustain our profitability on a quarterly or annual basis. Due to our limited operating history, our historical growth rate may not be indicative of our future performance. We cannot assure you that we will grow at the same rate as we did in the past. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with a limited operating history may encounter or to which such companies may be exposed.

Our Freemium service business model is new in our industry and we may not be able to continuously meet user demand and increase the number of paying users, which may have material and adverse effects on our business and results of operations.

We offer our services to users globally through an innovative “Freemium” software-as-a-service business model. Our Freemium service business model provides users with free services and the flexibility to choose from a selection of premium services to meet users’ individual needs. This model is relatively new in the mobile security and productivity industry. The success of our business model depends on, among other factors, our ability to convert our registered user accounts into paying user accounts by improving and marketing our existing products and services and developing and pricing new products and services in response to evolving user needs. Although we constantly monitor and research user needs, we may be unable to meet user demands on a continuous basis or anticipate future user demands, which may adversely affect our ability to convert free user accounts into paying user accounts, and materially and adversely affect our business and results of operations. In addition, we may not be able to maintain and increase the prices of our premium products and services, which may have material and adverse effects on our growth and prospects.

The mobile security and productivity industry may not grow as quickly as expected, which may materially and adversely affect our business and prospects of future growth.

Our business and prospects depend on the continued development of the mobile security and productivity industry in China and overseas. As a relatively new industry, the mobile security and productivity industry has only begun to experience substantial growth in recent years both in terms of number of users and revenues. We cannot assure you, however, that the industry will continue to grow as rapidly as it did in the recent past. The growth of the mobile security and productivity industry is affected by numerous factors, such as users’ general communication experience, technological innovations, development of smartphones and other mobile devices, development of mobile Internet-based telecommunication services and applications, regulatory changes, and the macroeconomic environment. If the mobile security and productivity industry in China or globally does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be materially and adversely affected.

Our business is increasingly subject to the risks of international operations, which could significantly affect our financial condition and operating results.

International expansion forms an important component of our growth strategy. Expanding our business internationally exposes us to a number of risks, including:

•	our ability to select the appropriate geographical regions for overseas expansion;

•	difficulty in identifying appropriate local wireless carriers, handset companies and/or joint venture partners and establishing and maintaining good cooperation relationships with them;

•	difficulty in understanding local market and culture;

•	fluctuations in currency exchange rates;

•

compliance with foreign laws and regulations that apply to our overseas operations, including import and export requirements, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, and anti-competition regulations; and

•	increased costs associated with doing business in foreign jurisdictions.

Our financial condition and operating results also could be significantly affected by these and other risks associated with overseas activities. Furthermore, we are in the process of implementing policies and procedures designed to facilitate compliance with laws and regulations in foreign jurisdictions applicable to us, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually or in the aggregate materially and adversely affect our financial condition and operating results.

Undetected errors, flaws or failures in our products or services, failure to detect new security threats, failure to respond to security events with sufficient speed and efficiency, or failure to maintain updated knowledge repositories could harm our reputation or decrease market acceptance of our services and products.

Our products and services may contain errors, flaws or failures that may only become apparent after their release, especially in terms of updated versions of our mobile products and services. We receive user feedbacks in connection with errors, flaws or failures in our products and services that affect their user experience from time to time, and such errors, flaws or failures may also come to our attention during our internal testing process. We generally have been able to resolve such errors, flaws or failures in a timely manner, but we cannot assure you that we will be able to detect and resolve all of them effectively or in a timely manner. Undetected errors, flaws or failures in our services and products or failure to detect new security threats or respond to such threats with sufficient speed and efficiency may adversely affect user experience and cause our users to stop using our services and products, which could materially and adversely affect our business and results of operations.

Maintaining comprehensive repositories of mobile viruses, malware and spam massages also helps increase the efficiency and accuracy of our mobile security and productivity products and services. Failure to maintain updated repositories for these products and services may materially and adversely affect our business and results of operations.

Failure to maintain effective customer support could harm our reputation and our ability to retain users, which may materially and adversely affect out results of operations.

Customer support, including customer service and technical support, is critical to retaining current users and attracting potential users, and we may not be able to maintain and continually improve the quality of our customer service and technical support to meet mobile users’ expectations. Our business is significantly affected by the overall size of our user base and our ability to monetize our user base, which in turn are determined by, among other factors, user experience of our services and products. If our mobile security and productivity products and services contain errors or other flaws, or if we otherwise fail to provide effective customer service, our users may be less inclined to use our services or recommend us to other potential users, and may switch to our competitors’ mobile services. Some China-based Internet companies have experienced group complaints, sometimes organized by their competitors or people attempting to profit from such complaints. If we face similar group complaints in a short time frame, we may not be able to effectively handle customer service requests from our users. Unsatisfactory customer support can disrupt our operations, adversely affect the user experience, harm our reputation, cause our users to stop using our services, and lower the market acceptance of our products and services, any of which may materially and adversely affect our results of operations.

We operate in a rapidly evolving industry. If we fail to keep up with technological developments and mobile device users’ changing requirements, our business, financial condition and results of operations may be materially and adversely affected.

The mobile security and productivity industry is rapidly evolving and subject to continuous technological developments. Our success depends on our ability to keep up with these technological developments and the resulting changes in user behavior. For example, an increasing number of mobile users have been able to access the Internet via an increasing number of different platforms, including Android, Symbian, iOS, BlackBerry OS and Windows Phone. There may also be changes in the industry landscape as different types of platforms compete with one another for market share. For example, Nokia may, as a result of a strategic partnership with Microsoft announced in February 2011, switch from the Meego platform to the Windows Phone platform on some of its smartphone models, thus potentially changing the market demand for mobile products that operate on these two platforms. If we do not adapt our products and services to such changes in an effective and timely manner as more platforms become available in the future, we may suffer loss in market share. Given that we operate in a rapidly evolving industry, we also need to continuously anticipate new security challenges and industry changes and respond to such changes in a timely and effective manner.

Furthermore, changes in technology may require substantial capital expenditures in research and development as well as in modification of products, services or infrastructure. If we fail to keep up with technological developments and continue to innovate to meet the needs of our users, our products and services may become less attractive to users, which in turn may adversely affect our competitiveness, results of operations and prospects.

We may not be able to continue using or adequately protect our intellectual property rights, which could harm our business and competitive position.

We believe that patents, trademarks, trade secrets, copyright, and other intellectual property we use are important to our business. We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Some of the intellectual property used in our business operations are held by our founders and a third party. We have entered into a license agreement to use such intellectual property for our business operations, but if the individuals holding the intellectual property fail to perform under these license agreements or if the agreements are terminated for any reason, our business and results of operations may be negatively impacted, and if we are deemed to be using such intellectual property without due authorization, we may become subject to legal proceedings or sanctions which could harm our business and results of operations. In addition, we have also invested significant resources to develop our own intellectual property. Failure to maintain or protect intellectual property rights could harm our business, and any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

The validity, enforceability and scope of protection available under intellectual property laws with respect to the mobile and Internet industries in China, where all of our operations and a significant part of our business are located, are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been somewhat deficient. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may not be able to manage our expansion effectively and our current and planned resources may not be adequate to support our expanding operations; consequently, our business, results of operations and prospects may be materially and adversely affected.

We have experienced rapid growth since we commenced operations and began offering our first anti-virus services and products for mobile phones in 2005. The number of our cumulative registered user accounts increased from 35.6 million as of December 31, 2009 to 146.7 million as of December 31, 2011. Our rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to obtain, maintain or expand relationships with wireless carriers, handset manufacturer partners, chipmakers and other third-party business partners. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansions effectively, our business, results of operations and prospects may be materially and adversely affected.

We have historically derived a majority of our revenues from our smartphone handset users, which may be affected by fluctuations in the smartphone market.

We derive most of our net revenues for the years ended December 31, 2009, 2010 and 2011 from applications for use in smartphones. For the year ended December 31, 2011, 89.0% of all our net revenues is derived from premium mobile Internet services. Any significant downturn in the overall demand for smartphones could adversely affect the demand for mobile security and productivity applications, which in turn would materially reduce our revenues. Although the smartphone market has grown rapidly in recent years, it is uncertain whether the number of smartphones to be manufactured will grow at a similar rate in the future. To the extent that our future revenues substantially depend on sales of smartphones, our business would be vulnerable to any downturns in the smartphone market.

A significant portion of our revenues historically have been attributable to the users of a limited number of wireless carriers and smartphone manufacturers, and if we are unable to maintain these key relationships or establish new relationships with additional wireless carriers and smartphone manufacturers, our revenues would be adversely affected.

In the value-added telecommunications market, wireless carriers and handset manufacturers generally have the power to select software and application suppliers. We have established strong relationships with certain wireless carriers and handset manufacturers, and we anticipate that a limited number of wireless carriers and handset manufacturers, particularly smartphone manufacturers, will continue to represent a significant percentage of our revenues for the foreseeable future. However, there is no assurance that we would be able to continue our current arrangements with these wireless carriers and handset manufacturers on similarly favorable terms or at all, and we are not guaranteed any minimum level of revenues from them. We cannot assure you that revenues derived from collaboration with such wireless carriers and handset manufacturers will reach or exceed historical levels in any future period. The loss of one or more of such key wireless carriers or smartphone manufacturers, whether due to a change of control or bankruptcy or other causes, a reduction in mobile devices with our products preinstalled, or our failure to attract additional key wireless carriers and handset manufacturers, would adversely affect our revenues.

We depend on wireless carriers and mobile payment service providers as well as other third party service providers for the collection of a substantial portion of our revenues, and any loss or deterioration of our relationship with wireless carriers, mobile payment service providers or any of these third-party service providers may result in disruptions to our business operations and the loss of revenues.

For the years ended December 31, 2009, 2010 and 2011, a substantial portion of our revenues were collected through the payment channels of wireless carriers, in addition to being collected through other third party service providers, including pre-paid card distributors and other mobile service providers. We cooperate with wireless carriers, either directly or through mobile payment service providers. Wireless carriers provide us with billing and collection services for a fixed percentage of the total billing. If we cooperate with wireless carriers through mobile payment service providers and pre-paid card distributors, we share the payments with them. Substantially all of our net revenues were collected through wireless carriers and mobile payment service providers in 2009, more than half of our net revenues were collected through wireless carriers and mobile payment service providers in 2010, and in 2011, a substantial portion of our revenues were collected through wireless carriers, mobile payment service providers, pre-paid card distributors and other mobile service providers. If the payment channels or collection systems of wireless carriers, mobile payment service providers or any third-party service providers we use for the collection of our revenues becomes unavailable or malfunctions, we may experience delays associated with attempts to resolve the problems, which may result in a loss of revenues to us. This problem may be particularly serious if a wireless carrier is involved, because several large wireless carriers hold dominant positions in their respective markets and therefore may occupy a relatively important position in our revenue collection. In addition, any loss or deterioration of our relationships with wireless carriers, mobile payment service providers, pre-paid card distributors and other mobile service providers may result in disruptions to our business operations, the loss of our revenues and a material and adverse effect on our financial condition and results of operations.

Our relationships with mobile payment service providers and pre-paid card distributors are also critical for us to collect sales proceeds. For example, net revenues generated through our top mobile payment service provider, Tianjin Yidatong Technology Development Co., Ltd., or Yidatong, as a percentage of our total net revenues, were 20.0%, 21.4% and 25.8% in 2009, 2010 and 2011, respectively. Yidatong charges us at a lower fee rate than other mobile payment service providers through which we cooperate with wireless carriers. The principal shareholder of Yidatong was our consultant in 2006 and 2007 and received certain share options and consulting fees in connection with her services. In addition, we provided Yidatong with an interest-free advance in past years to fund Yidatong’s short-term liquidity needs and to further cultivate our long-term commercial relationship with Yidatong. This advance was fully repaid by Yidatong in January 2011. In addition, Beijing NetQin Technology Co. Ltd., or Beijing Technology, our consolidated affiliated entity in China, is a mobile payment service provider of China Mobile. Net revenues generated directly from China Mobile, as a percentage of our total net revenues, were 48% in 2009, 10% in 2010 and 1.3% in 2011. Our agreements with mobile payment service providers are generally for terms of one to five years and we generally renew these agreements when they expire. Our agreement with Yidatong has a term of five years and will expire in June 2015. If mobile payment service providers, especially those through which we generate significant revenues, do not perform their contracts with us due to any negative publicity or any other reason, our business and results of operations may be materially and adversely affected. In addition, if mobile payment service providers and pre-paid card distributors increase the fee rates they charge us or if our relationships with them deteriorate, our business and results of operations would be adversely affected.

The success of our business depends on our ability to maintain and enhance a strong brand; failure to do so may result in a reduced number of user accounts and material and adverse effects on our business, financial condition and results of operations.

We believe that maintaining and enhancing our “NetQin,” “NQ” and other brands is of significant importance to the success of our business. A well-recognized brand is critical to increasing the number of our user accounts and, in turn, enhancing our attractiveness to the top mobile device manufacturers. Since the mobile security and productivity industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to retain our current position as a market leader in China and a significant market player in the rest of the world, and the retaining of such position may be difficult and expensive.

Historically, with our comprehensive and reliable mobile security and productivity services, we have established our reputation and our market position. As a company with a limited operating history, we have conducted and will continue to conduct various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion effect we expect. Any failure to maintain and enhance our brand may result in a reduced number of user accounts and material and adverse effects on our business, financial condition and results of operations.

The negative publicity and allegations in the media against Beijing Feiliu Jiutian Technology Co., Ltd., or Beijing Feiliu, and us in March 2011 may have adversely affected, and similar future negative publicity may also adversely affect, our brand, public image and reputation, which may seriously harm our ability to attract and retain users and business partners and result in a material adverse impact on our business, results of operations and prospects.

On March 15, 2011, a program broadcast by China Central Television Station, or CCTV, reported various complaints of certain alleged fraudulent practices by Beijing Feiliu, a company in which we hold a 33% equity interest, and by us. Such alleged fraudulent practices included uploading malware or viruses to imported mobile phones to promote our mobile security products. Subsequently, many news articles in China and overseas reported on CCTV’s negative publicity about Beijing Feiliu and us with additional allegations. We have interviewed our employees and reviewed our mobile security products and found no evidence of malware or the alleged fraudulent practices. We also understand that Beijing Feiliu also interviewed their employees and examined or tested their mobile software products and did not find any evidence of malware or alleged fraudulent practices.

Beijing Feiliu submitted the two versions of its download software mentioned in the CCTV program for testing and certification with the PRC State Information Center Software Testing Center, or SICST, a national level certification organization established by the PRC National Development and Reform Commission. According to SICST, Beijing Feiliu’s software met SICST’s testing requirements and does not have the function to automatically download any third-party software without user authorization, and does not bundle with any third-party software that does so. Beijing Feiliu also submitted the two versions of its download software mentioned in the CCTV program for testing and verification with the Computer Technology Security Test Center of MIIT, or CTSTC, a security test center established by the MIIT. After performing tests on the software, CTSTC concluded that Beijing Feiliu’s download software in fact can be installed normally and uninstalled successfully, and that no applications were downloaded or added to the installed application list other than the download software itself.

Although we do not believe that we have committed any wrongdoings and we do not have any reason to believe that Beijing Feiliu has engaged in any fraudulent practices, CCTV has wide coverage and perceived authority over public opinion and the negative publicity by CCTV and other media may have adversely damaged our brand, public image and reputation; this incident and similar future negative publicity may seriously harm our ability to attract and retain users and result in a material adverse impact on our results of operations and prospects. Negative publicity in relation to our services or products, regardless of its veracity, could seriously harm our brand, public image and reputation which in turn may result in a loss of users and business partners and have a material adverse effect on our business, results of operation and prospects.

We depend on the billing and payment systems of third parties such as wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors; if these systems fail to accurately account for or calculate the revenues generated from the sales of our mobile products and services, our results of operations may be adversely affected. In addition, any payment delays or failures by these wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors could significantly harm our cash flow and profitability.

We depend on the billing and payment systems of third parties such as wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors to maintain accurate records of payments of sales proceeds by users and collect such payments. We receive periodic statements from these third parties which indicate the aggregate amount of fees that were charged to users for our products and services. Although our proprietary Business and Operation Support System, or BOSS, when reconciled with the systems of the relevant third parties, can help ensure maximum accuracy in the user data and payment we receive from these business associates, inaccurate reporting is still possible and our business and results of operations could be adversely affected if these third parties fail to accurately account for or calculate the revenues generated from the sales of our mobile products and services.

We generally offer third parties whose billing and payment systems we use credit terms ranging from 60 to 210 days for overseas payment and from 30 to 90 days for domestic payment. We are experiencing rapid expansion overseas, and the accounts receivable from overseas wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors have longer settlement periods in general. Substantially all of our accounts receivable was due from wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors as of the date of this annual report. Failure to timely collect our receivables from them, especially from overseas mobile payment service providers, third-party payment processors and pre-paid card distributors, may adversely affect our cash flows. Our wireless carriers, mobile payment service providers and or third-party payment processors may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or inability of current or potential wireless carriers, mobile payment service providers and third-party payment processors to pay us may significantly harm our cash flow and profitability.

We may face increasing competition, which could reduce our market share and materially and adversely affect our business and results of operations.

The mobile security and productivity application industry is highly competitive. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in performance characteristics, rapid adoption of technological and product advancements, as well as price sensitivity on part of users. On the mobile security front, we compete directly with (i) domestic PC/mobile security vendors such as Qihoo 360, Tencent and Kingsoft, (ii) international security software providers such as Symantec, McAfee, AVG, Trend Micro and Kaspersky, and (iii) other emerging companies offering mobile security products, such as Lookout. While we have focused on providing mobile security services since the founding of our company, most of our competitors are traditional PC anti-virus providers who recently entered into the mobile security market. On the mobile productivity front, we compete with services such as Apple MobileMe, although we are not in direct competition with them because we are manufacturer-neutral and platform neutral, whereas products and services such as Apple MobileMe are largely limited by platform or mobile device manufacturer.

We may also face competition from alliances between our existing and new competitors, and new competitors may also emerge. With more entrants into the industry, aggressive price cutting by competitors may result in downward pressure on our gross margins in the future. Some of our existing and potential competitors may have greater financial, technological and marketing resources, stronger relationships with mobile ecosystem participants and a larger portfolio of offerings than we do. Some of our competitors or potential competitors may have greater development experience and resources than we have. If there are new entrants in the market or intensified competition among existing competitors, we may have to provide more favorable revenue-sharing arrangements to mobile ecosystem participants working with us, or cut price of our product and service offerings to retain and attract users which could adversely affect our profitability. If we fail to compete effectively, our market share would reduce and our results of operations would be materially and adversely affected.

Significant changes in the policies, guidelines or practice of wireless carriers with respect to mobile applications and other content may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.

Governments in the PRC or elsewhere in the world may from time to time issue new policies or guidelines, requesting or stating their requirements for certain actions to be taken by all wireless carriers. A significant change in wireless carriers’ policies or guidelines may cause our revenues to decrease or operating costs to increase. We cannot assure you that our financial condition and results of operations will not be materially and adversely affected by government policy or guideline changes.

For example, in January 2010, China Mobile began implementing series of measures targeted at further improving the user experience from mobile handset embedded services. Under these measures, mobile applications and other content that are embedded in handsets will be required to introduce additional notices and confirmations to users during the purchase of such mobile applications and content. In addition, services based on SMS short codes will be required to be more tailored to the specific mobile applications and content offerings or mobile payment service providers. Such measures make it more burdensome for users to purchase services and products. As a result, some users purchased fewer applications or ceased purchasing altogether. All these may adversely affect our revenues. If similar or more stringent measures are imposed by the government or wireless carriers in the future, our business and results of operations may be materially and adversely affected.

We cannot assure you that any of the governments in the regions we operate or any wireless carriers we work with will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of mobile services and products, notifications to users, the billing of user accounts or other consumer protection measures or adopt other policies that may require significant changes in the way we promote and sell the applications, any of which could have a material adverse effect on our financial condition and results of operations.

Disruption or failure of our cloud-client computing platform and our servers could impair our users’ mobile experience and adversely affect our reputation and results of operations.

Our ability to provide our users with high-security mobile experience depends on the continuous and reliable operation of our cloud-client computing platform and servers. Disruptions, failures, unscheduled service interruptions or decrease in the connection speed could hurt our reputation and cause our users to switch to our competitors’ products and services. Our systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunication failures, undetected errors in the software, computer viruses, hacking and other attempts to harm our network and servers. We may experience network or service interruptions in the future despite our continuous efforts to improve our network and servers.

If we experience frequent or persistent disruptions to our network or servers, whether caused by failures of our own systems or those of third-party payment processors, our users’ mobile experience may be negatively affected, which in turn, may have a material adverse effect on our reputation and results of operations. We cannot assure you that we will be successful in minimizing the frequency or duration of these interruptions.

We may be subject to liabilities for user complaints concerning our products and services which may subject us to fines or penalties and adversely affect our business operations.

In recent years, the PRC government has adopted several administrative rules governing and reinforced the supervision over paid services and products on the Internet. Under these administrative rules, telecommunications and Internet information providers are required to follow a formal procedure in handling user complaints, and the activities such as arbitrary charges or trapped charges are subject to severe penalties from the relevant authorities. Failure to comply with these administrative rules may subject us to liabilities including refund, damages payments to users or, in the most serious scenario, suspension of our business.

To our knowledge, as of February 29, 2012, there is no outstanding formal user complaint concerning our products and services lodged against us with any local authority. If we are unable to duly resolve user complaints in a timely manner in the future, or if the PRC government promulgates regulations or administrative rules that have more restrictive provisions or more severe penalties, our business operations may be adversely affected.

Our business may be adversely affected due to our failure to ensure the security and privacy of confidential user information.

A significant barrier to the development of wireless business is the secure transmission of confidential information over the wireless network. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential user information and to protect such information, such as user name and password. While we have not experienced any material breach of our security measures to date, there can be no assurance that advances in technology capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by us to protect user information. A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security and privacy of user information, including concerns regarding potential misuse of private user information to commit crimes such as identity theft, may inhibit the wireless business generally, and our mobile security and productivity products and services in particular. To the extent that our activities involve the storage and transmission of personal data or proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. There can be no assurance that our security measures will prevent security breaches, and failure to prevent such security breaches may have a material adverse effect on our business, prospects, financial condition and results of operations.

Our results of operations, financial performance and business may be adversely affected by potential intellectual property rights infringement claims against us.

We could face claims by others that we are improperly using intellectual property owned by them or otherwise infringing upon their rights in intellectual property. For example, intellectual property disputes may arise in relation to the third-party produced mobile software programs that we make available for download. Irrespective of the validity or the successful assertion of any such claims, we could incur costs in either defending or settling any intellectual property disputes alleging infringement. Intellectual property litigation against us could potentially force us to, among other things, cease offering the challenged mobile application, develop non-infringing alternatives or obtain licenses from the owners of the infringed intellectual property. In such case, we may not be successful in developing such alternatives or in obtaining such licenses on reasonable terms or at all and our results of operations, financial performance and business may be materially and adversely affected.

We have granted, and may continue to grant, stock options and restricted shares under our stock option plan, which may result in increased share-based compensation expenses.

We adopted two share incentive plans, the 2007 Global Share Plan and the 2011 Share Incentive Plan (together, the “Plans”), under which we granted awards such as options and restricted shares to directors, executive officers, employees, third-party consultants and business partners. See “Item 6. Directors, Senior Management and Employee — B. Compensation of Directors and Executive Officers — Share Incentive Plans” for detailed discussion. For the years ended December 31, 2009, 2010 and 2011, we recorded $1.2 million, $12.6 million and $10.7 million, respectively, in share-based compensation expenses. As of February 29, 2012, options to purchase a total of 25,842,466 common shares of our company, 1,075,000 restricted shares and 2,000,000 restricted ADSs were outstanding under the Plans. We believe the granting of stock options and restricted shares is of significant importance to our ability to attract and retain key personnel, employees and third-party consultants, and we will continue to grant stock options and restricted shares to key personnel, employees, third-party consultants and business partners in the future. We have incurred and expect to continue to incur share-based compensation expenses, which may have a material and adverse effect on our results of operations.

Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, including, among others, the demand for our products and services, the launch of our new products and services, policy changes of wireless carriers, and our revenue-sharing arrangements with mobile ecosystem participants. Many of these factors are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could expose us to new risks such as a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful, which may negatively affect our earnings, revenues growth, business operations, overall profitability and future plans for growth.

Our strategy includes plans to grow both organically and through acquisitions, joint ventures or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include diversion of management’s attention, difficulties in retaining personnel of the acquired companies, unanticipated problems or legal liabilities, and tax and accounting issues. If we fail to integrate acquired companies efficiently, our earnings, revenues growth and business operations could be negatively affected.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products and services in which the acquired companies specialize, and the loss of key personnel and user accounts. If we are not able to realize the benefits envisioned for such acquisitions, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous effort and services of our experienced senior management team, in particular our founders, Dr. Henry Yu Lin and Dr. Vincent Wenyong Shi, both experienced engineers with a successful track record of developing products and services, and our recently joined co-chief executive officer Omar Khan, a highly regarded veteran in the mobile industry. If one or more of our executives or other key personnel are unable or unwilling to continue to provide us with their services, we may not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose our superiority in technological design and development. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “— Risks Relating to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

Our business, financial condition and results of operations are sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets have experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions. Since the demand for high-end mobile applications is particularly sensitive to macro economic conditions, our business and prospects may be affected by the macroeconomic environment. Any prolonged slowdown in the global or Chinese economy may have a material and adverse effect on our business, results of operations and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

We may offer our products and services to persons in countries targeted by economic sanctions of the United States government through third party distributors and download services, which may adversely affect our reputation and prospective investors may decide not to invest in our shares, thereby potentially reducing our share price.

The U.S. government has enacted laws and regulations, including laws and regulations administered by the Office of Foreign Assets Control, or the U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or the Sanctions Targets. U.S. persons are also prohibited from facilitating such activities or transactions. We will not use any net proceeds from our initial public offering to fund any activities or business with any Sanctions Targets or activities or transactions prohibited by U.S. Economic Sanctions Laws. We do not actively seek to provide our products and services to Sanctions Targets, have not generated any revenue from the distribution of our products and services in countries that are Sanctions Targets, and do not intend to do so in the future. However, we make free products available for download on the internet and have third-party distributors for our products outside of China, there may be instances where our products and services eventually become available to Sanctions Targets through different channels and without any active distribution by us in these regions. We believe the U.S. Economic Sanctions Laws under their current terms are not applicable to our activities. However, we cannot assure you that our products would not be available to Sanctions Targets, or effectively prevent Sanctions Targets from using our products and services in the future. If such transactions occur, our reputation could be adversely affected, investors in the United States may choose not to invest in, and to divest any investments in, issuers that are associated even indirectly with sanctioned activities, all of which could have a material and adverse effect on the price of our shares and the value of your investment in us.

The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active user and paying user account figures may differ from the actual numbers of active and paying user accounts.

We define registered user accounts as the cumulative number of user accounts at the end of the period. However, this method of calculation overstates the number of our individual registered users, because a unique individual may register for more than one user account. For example, an individual who has more than one smartphone may create a separate account for each device. Thus, the actual number of unique individual users of our products and services is lower than the number of registered user accounts we provide in this annual report, which difference could be potentially significantly.

We define active user accounts for a specific period as the registered user accounts that have accessed our services at least once during such period. We define paying user accounts for a specific period as the registered user accounts that have paid or subscribed for our premium services during such period. The numbers of active and paying user accounts derived from our operational system may differ from the actual numbers of active and paying user accounts.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering, we had operated as a private company and had had limited accounting personnel and other resources with which to address our internal control over financial reporting. In preparing our consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, we and our independent registered public accounting firm identified one material weakness and other deficiencies in our internal control over financial reporting.

The material weakness identified related to the lack of sufficient staff with U.S. GAAP knowledge to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of our proposed remedies, see “Item 15. Controls and Procedures — Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting may significantly hinder our ability to prevent fraud.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2012. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weaknesses identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur costs and use management and other resources in order to comply with Section 404.

We have limited business insurance coverage, which could expose us to substantial costs and diversion of resources that in turn may have an adverse effect on our results of operations and financial condition.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. Consistent with customary industry practice in China, we do not maintain specific business interruption insurance or real property insurance, although we do maintain a directors, officers and company liability insurance policy for the protection of our company and our directors and officers. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Uninsured damage to any of our equipment or buildings or a significant product liability claim may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in telecommunication business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in telecommunication business, including mobile application providers. Specifically, foreign ownership in a value-added telecommunication mobile payment service provider may not exceed 50%. We currently conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiary, NetQin Mobile (Beijing) Co., Ltd., or NetQin Beijing, and Beijing Technology and the shareholders of Beijing Technology. Beijing Technology holds the licenses and permits necessary to conduct our businesses in China. Our contractual arrangements with Beijing Technology and its shareholders enable us to exercise effective control over this entity and treat it as our consolidated affiliated entity. For a detailed discussion of these contractual arrangements, see “Item 4. Information of the Company — C. Organizational Structure.”

The Circular regarding Strengthening the Administration of Foreign Investment in and Operation of Value added Telecommunications Business, or the Circular, issued by the MIIT, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds a telecommunications value-added services operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, websites or facilities, to foreign investors that conduct value added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local license holder. The Circular further requires each telecommunications value-added services operation license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications mobile payment service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the Circular will have on us or the other Chinese telecommunications and Internet companies that have adopted the same or similar corporate and contractual structures as ours.

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. The PRC government may also require us to restructure our operations entirely if it comes to find that our contractual arrangements do not comply with applicable laws and regulations. It is unclear how such mandatory restructuring could impact our business and operating results, as the PRC government has not yet found such contractual arrangements to be in non-compliance. However, any such restructuring may cause significant disruption to our business operations.

The relevant regulatory authorities would have broad discretion in dealing with such violations. Various media sources have recently reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide. If a relevant authority determines that we do not fully comply with applicable laws and regulations, the relevant PRC regulatory authorities, including the CSRC, could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The relevant regulatory authorities may also require us to restructure our operations entirely if it finds that our contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact our business and operating results, as no PRC authorities has yet found any such contractual arrangements to be in non-compliance. However, any such restructuring may cause significant disruption to our business operations. In addition, if the imposition of any of these penalties causes us to lose our rights to direct the activities of the VIE and its subsidiary or the right to receive their economic benefits, this may result in our being unable to control, and hence unable to consolidate, the VIE and its subsidiary.

We rely on contractual arrangements with our consolidated affiliated entity in China and its shareholders for our operations, which may not be as effective as direct ownership in providing operational control and may negatively affect our ability to conduct our business.

Since PRC laws restrict foreign equity ownership in companies engaged in value-added telecommunication businesses like us in China, we rely on contractual arrangements with our consolidated affiliated entity, Beijing Technology, and its shareholders to operate our business in China. Although we registered the equity pledge agreement with Beijing Technology so that we are able to enforce the pledge against any third parties, these contractual arrangements may not be as effective as direct ownership in providing us with control over Beijing Technology. Beijing Technology and its shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. See Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements that Provide Us Effective Control over Beijing Technology — Equity Interest Pledge Agreement.”

Although we have been advised by Jincheng Tongda & Neal, our PRC legal counsel, that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Beijing Technology as direct ownership of Beijing Technology. In addition, Beijing Technology or its respective shareholders may breach the contractual arrangements. We cannot assure you that when conflicts of interest arise, Beijing Technology and its respective shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor. In any such event, we would have to rely on legal remedies under PRC law.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

Contractual arrangements with Beijing Technology may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among NetQin Beijing, Beijing Technology and its respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. An unfavorable transfer pricing arrangements could, among others, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose late payment penalties and interest on Beijing Technology for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Beijing Technology’s tax liabilities increase significantly and it is required to pay late payment penalties and interests.

The shareholders of our affiliate variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

All of the shareholders of our variable interest entity, Beijing Technology, are individuals who are our founders or executive officers. Conflicts of interest may arise between the dual roles of those individuals who are both executive officers of our company and shareholders of our variable interest entity. We do not have existing arrangements to address potential conflicts of interest between those individuals and our company and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We may rely principally on dividends and other distributions on equity paid by our PRC and HK subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and HK subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our wholly owned subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these wholly owned subsidiaries, such as NetQin Beijing, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements NetQin Beijing currently has in place with Beijing Technology in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, NetQin Beijing, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of its cumulative profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as NetQin Beijing is required to set aside at least 10% of their cumulative after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. The registered capital of NetQin Beijing is $30 million. NetQin Beijing has been in cumulative loss pursuant to PRC accounting standards since its inception and therefore, in accordance with applicable PRC laws and regulations, it has not commenced to contribute to the statutory reserve fund.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Any limitation on the ability of NetQin Beijing to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

In addition, under the PRC Enterprise Income Tax Law and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiary, NetQin Beijing after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-PRC resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiary and consolidated affiliated entities or making additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and consolidated affiliated entities. We may make loans to our PRC subsidiary and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiary.

Any loans we issue to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Pursuant to Article 18 of the Provisional Rules on Management of Foreign Debt effective on March 1, 2003, the total amount of foreign debts of a foreign-invested company shall be subject to a statutory limit which is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. The current amount of total investment and amount of registered capital of our PRC subsidiary are $32.9 million and $30 million, respectively, and the current statutory limits on the loans to the PRC subsidiary is $2.9 million. Such statutory limits can increase if the amount of total investment of the PRC subsidiary increases; under PRC laws and regulations, the maximum amount of total investment of a foreign-invested company with a registered capital of more than $12 million shall not exceed three times of its registered capital. For example, loans by us to NetQin Beijing to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance NetQin Beijing by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, Beijing Technology, Fuzhou NetQin Mobile Information Technology Co., Ltd., or Fuzhou NetQin, and QingYun (Tianjin) Financial Management Co., Ltd., or Tianjin QingYun, each a PRC domestic company. However, if such loans become necessary for the operations of our PRC subsidiary or consolidated affiliated entities, these statutory limits and other restrictions may materially and adversely affect our liquidity and ability to fund operations in the PRC by limiting a source of cash for these PRC entities. Meanwhile, we are also not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in our line of business.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or any consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Although a significant portion of our business is overseas, substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced, to a considerably degree, by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition, results of operations and cash flows may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiary and consolidated affiliated entities, currently including Beijing Technology and its subsidiary, Tianjin QingYun, in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. For example, China enacted a new Anti-Monopoly Law, which became effective on August 1, 2008. Because the Anti-Monopoly Law and related regulations are still new, there have been very few court rulings or judicial or administrative interpretations on certain key concepts used in the law. As a result, there is uncertainty how the enforcement and interpretation of the new Anti-Monopoly Law may affect our business and operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of the licenses and permits required for the telecommunications and software development industries in China.

The PRC government extensively regulates the telecommunications and software development industries, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the telecommunication industry. These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty.

As a result, there are uncertainties relating to the regulation of the telecommunication business in China, particularly evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that applicable regulators may deem necessary for our operations or we may not be able to obtain or renew certain permits or licenses to maintain their validity. The major permits and licenses that could be involved include, without limitation, the Value-Added Telecommunications Services Operation Permit issued by the MIIT and the Telecommunications and Information Services Operation Permit issued by the Beijing Communications Administration. New laws and regulations may be promulgated that will regulate telecommunication activities and additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On July 13, 2006, the MIIT, the predecessor of which is the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, websites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the telecommunications and software development industries have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, telecommunication businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of the telecommunications and software development industries. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation.”.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

A majority of our revenues and costs are denominated in RMB. At the Cayman Islands holding company level, we may receive dividends and other fees paid to us by our subsidiary and consolidated affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

We face risks of health epidemics and other disasters, which could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or any other epidemics. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. In 2006 and 2007, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could adversely affect economic activities in China and require the temporary closure of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. If any man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial part of our revenues in RMB, and the rest in foreign currencies such as U.S. dollars. Under our current corporate structure, our Cayman Islands holding company primarily rely on dividend payments from our wholly owned PRC subsidiary, NetQin Beijing, and our wholly owned Hong Kong subsidiary, NetQin International Ltd., or NetQin HK, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, NetQin Beijing is able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

Among others, the regulation discussed in the preceding risk factor established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among others, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, were triggered.

We may grow our business in part by directly acquiring complementary businesses in China and elsewhere in the world. Complying with the requirements of these PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, issued on October 21, 2005. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. To further clarify and simplify the implementation of the SAFE Circular No. 75, the SAFE issued various rules, including SAFE Circular No.19 issued on May 20, 2011 and took effect on July 1, 2011, which established more specific and stringent supervision on the registration process required by Circular No.75. For example, Circular No.19 imposes obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities concerning any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries may lead to potential liability for the subsidiaries, and in some instances, for their legal representatives or other liable individuals.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in SPVs will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change not involving its round-trip investment, capital variation, such as an increase or decrease in capital, a transfer or swap of shares, a merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE when such updates are required under applicable foreign exchange regulations. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent, and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of Circular 75 and urge those who are PRC residents to register with the local SAFE branch as required under Circular 75. However, we cannot assure that all of these individuals can successfully make or update any applicable registration or obtain necessary approval required by these foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-denominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. As a result, we may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law, which may have a material adverse effect on our financial condition and results of operations.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

China passed a new PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the PRC Enterprise Income Tax Law concerning Foreign-Invested Enterprises and Foreign Enterprises (or the Old EIT Law, which was effective from July 1, 1991 to December 31, 2007) The New EIT Law, however, (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

The New EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. Beijing Technology, our consolidated affiliated entity, was recognized by the Beijing Municipal Science and Technology Commission as a “high and new technology enterprise” on December 24, 2008, and therefore was eligible for the reduced 15% enterprise income tax rate upon its filing with its in-charge tax authority. The qualification as a “high and new technology enterprise” is subject to review by the relevant authorities in China every three years. Beijing Technology was qualified as a high and new technology enterprise and has successfully renewed this status in late 2011, which enabled it to enjoy preferential income tax treatment through 2013. However, if Beijing Technology fails to maintain its “high and new technology enterprise” qualification or renew its qualification when the relevant term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations. NetQin Beijing has already obtained the Software Enterprise Certification. Therefore, it may qualify for preferential tax treatment as a “software enterprise” and would be entitled to a two-year exemption from the first year it becomes profitable and a three-year 50% reduction in corporate income tax.

Preferential tax treatment granted to our subsidiaries and consolidated affiliated entities by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly owned PRC subsidiary will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the New EIT Law and its implementation rules, both became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Tax Administration issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Regulations on Tax — PRC Enterprise Income Tax.” Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the Old EIT Law applicable to us prior January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as NetQin Beijing, was exempt from PRC withholding tax. Pursuant to the New EIT Law and its implementation rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct our business and derive substantially all of our income from dividends through NetQin Beijing, which is our wholly owned PRC subsidiary that is directly and wholly owned by NetQin International, our wholly owned subsidiary located in Hong Kong. As long as our Hong Kong subsidiary is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of NetQin Beijing, dividends that it receives from NetQin Beijing may be subject to withholding tax at a preferential rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, upon receiving approval from the local tax authority. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under Circular Guoshuifa (2009) No. 601, or Circular 601, issued by the SAT on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Tax Regulation.”.

According to Circular 601, for the purpose of determining whether a non-resident enterprise is entitled to the reduced withholding tax rate on certain PRC-sourced income as provided under tax treaties, the non-resident enterprise shall be a beneficial owner. The term “beneficial owner” refers to a person who has the right of ownership and control over the item of income, or the right or property from which that item of income is derived. A beneficial owner generally shall engage in substantive business operations, and can be an individual, corporation or any other organization. Agents or conduit companies do not qualify as beneficial owners for tax treaty purposes.

Circular 601 requires the PRC tax authorities to determine beneficial ownership not just from a technical or domestic law perspective, but also to apply the principle of substance over form to the facts of each case in light of the object and purposes of the tax treaty. Circular 601 only sets forth certain negative factors for the recognition of beneficial ownership, but does not provide any quantitative guidance on how some of the factors would be looked at by the SAT when evaluating beneficial ownership.

We believe our offshore holding company is not a PRC resident enterprise. However, we have been advised by our PRC counsel, Jincheng Tongda & Neal, that because there remains uncertainty regarding the interpretation and implementation of the New EIT Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, your investment in our common shares or ADSs may be materially and adversely affected.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. As a result of these measures designed to enhance labor protection, our labor costs are expected to increase and we cannot assure you that our employment practices do not or will not violate the Labor Contract Law and other labor-related regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Risks Related to Our ADSs

The trading price for our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. From our listing on May 5, 2011 to March 29, 2012, the trading price of our ADSs on the New York Stock Exchange ranged from US$3.46 to US$12.19 per ADS, and the closing price on March 29, 2012 was US$11.02 per ADS. The trading price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide mobile security and management solutions;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the value-added telecommunication or Internet services industries;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	sales or perceived potential sales of additional shares or ADSs;

•	detrimental negative publicity about our company or our products; and

•	market and volume fluctuations in the stock market in general.

In addition, the stock market in general, and the market prices for companies with operations in China in particular have experienced volatility that might have been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining common shares outstanding after initial public offering became available for sale upon the expiration of the 180-day lock-up period beginning from the date of our initial public offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in our IPO prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary may, at its discretion, decide that it is impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and currently conduct a majority of our operations in China through our PRC subsidiary and consolidated affiliated entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our dual-class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We issued Class A common shares represented by our ADSs in our initial public offering. All of our outstanding common shares prior to the offering were redesignated as Class B common shares and our outstanding preferred shares were automatically converted into Class B common shares upon the completion of our initial public offering. In addition, all options issued prior to the completion of our initial public offering entitle option holders to the equivalent number of Class B common shares once the options are vested and exercised. Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power of our outstanding common shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, as of February 29, 2012, our three founders, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi, and their affiliates own approximately 24.7% of our outstanding common shares, representing 33.3% of our total voting power. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our common shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our corporate actions are substantially controlled by our directors, executive officers and other principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

As of February 29, 2012, our directors, executive officers and principal shareholders collectively hold approximately 92.9% of the total voting power of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Our three founders in particular, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi, together beneficially own 24.7% of our outstanding common shares. In addition, two of our directors, Mr. James Ding and Mr. Weiguo Zhao, together beneficially own 29.8% of our outstanding common shares through their respective venture capital funds in which each of them indirectly and beneficially owns interests. Mr. Ding and Mr. Zhao together beneficially own approximately 40.1% of our aggregate voting power. If our founders and directors retain their shares in our company, they will continue to have substantial influence over our company in the foreseeable future. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase our ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or common shares to significant adverse United States income tax consequences.

Although we do not believe that we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2011, there is a significant risk that we will become a PFIC for our current taxable year ending December 31, 2012, which risk may be mitigated to the extent that we utilize a substantial amount of the cash and other passive assets we hold for the acquisition of business assets. We will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of our average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets.

In light of the significant amount of our cash balances and other passive assets and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs and common shares, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. Each U.S. Holder is urged to consult with its tax advisor concerning the United States federal income tax consequences of an investment in our ADSs or common shares if we are treated as a PFIC for our current taxable year ending 2012 or any future taxable year, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and the NYSE, have detailed requirements concerning corporate governance practices of public companies including Section 404 relating to internal control over financial reporting. These and other rules and regulations applicable to public companies increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced operations on October 21, 2005 when our founders incorporated Beijing Technology in China. Beijing Technology is primarily engaged in the research and development of products and services related to mobile security and productivity. On March 14, 2007, our founders incorporated NetQin Mobile Inc., the offshore holding company for our operations in China, in the Cayman Islands.

On May 15, 2007, we established our wholly owned subsidiary, NetQin Beijing, in China.

On April 26, 2010, we established NetQin HK in Hong Kong; NetQin HK became the directly wholly owned subsidiary of NetQin Mobile Inc. and the immediate holding company of NetQin Beijing. NetQin HK conducts part of our business activities and operations outside of China.

On November 5, 2010, we established NQ Mobile US Inc., or NQ US, in the United States, which became the directly wholly owned subsidiary of NetQin Mobile Inc. The major functions of NQ US include analyzing market information in the U.S. mobile industry. On December 2, 2011, we established Taiwan NetQin Technology Limited, or NetQin Taiwan, in Taiwan, which became the directly wholly owned subsidiary of NetQin Mobile Inc.

The international business of our company will be handled by us, NQ US, NetQin Taiwan, NetQin HK and NetQin Beijing, with the allocation of business to be determined by relevant tax considerations, among other things.

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with these restrictions, we conduct our operations in China primarily through contractual arrangements between our wholly owned PRC subsidiary, NetQin Beijing, and our affiliated entity, Beijing Technology. Beijing Technology holds the qualifications, licenses and permits necessary to conduct our operations in China.

NetQin Beijing, as our wholly owned subsidiary, has entered into a series of contractual agreements with Beijing Technology and its shareholders, which enable us to:

•	exercise effective control over Beijing Technology;

•

receive substantially all of the economic benefits of Beijing Technology in consideration for the technical and consulting services provided by and the intellectual property rights licensed by NetQin Beijing; and

•	hold an exclusive option to purchase all of the equity interests in Beijing Technology when and to the extent permitted under PRC laws, regulations and legal proceedings.

As a result of these contractual arrangements, we are considered the primary beneficiary of Beijing Technology, and we treat it as our consolidated affiliated entity under the generally accepted accounting principles in the United States, or U.S. GAAP. We have consolidated the financial results of Beijing Technology in our consolidated financial statements in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

On June 1, 2009, Beijing Technology set up a PRC joint venture, Fuzhou NetQin Mobile Information Technology Co., Ltd., or Fuzhou NetQin, with a third party entity. Fuzhou NetQin was expected to primarily engage in research and development, and its financial results were consolidated in the consolidated financial statements of Beijing Technology. Fuzhou NetQin never commenced full operations and has been de-registered as of the date of this annual report. On February 21, 2012, Beijing Technology set up a wholly owned PRC venture, QingYun (Tianjin) Financial Management Co., Ltd., or Tianjin QingYun. Tianjin QingYun is expected to primarily engage in management services.

We completed an initial public offering of 7,750,000 in May 2011. On May 5, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “NQ.”

In September 2011, we announced the opening of the NetQin Security Research Center in Raleigh, North Carolina. The center is expected to focus on identifying and monitoring mobile security threats that could impact consumers.

Our principal executive offices are located at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing, 100013, the People’s Republic of China. Our telephone number at this address is +86 (10) 8565-5555. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

Overview

We are a leading software-as-a-service, or SaaS provider of consumer-centric mobile Internet services focusing on security and productivity. A study conducted by SinoMR Research dated February 2012 indicated that our market share was approximately 62.8% as of December 31, 2011. We provide a comprehensive suite of mobile Internet services that protect mobile users from security threats and enhance their productivity. As of December 31, 2011, the number of registered user accounts for our services reached approximately 146.7 million in over 100 countries, representing a sizeable share of the fast-growing market for mobile Internet services. Our technological innovation and global significance have been widely recognized through distinctions such as the 2011 Technology Pioneer Award bestowed by the Davos World Economic Forum in September 2010.

With significant advances in wireless technologies and the expanding usage of smartphones and other advanced mobile devices, mobile Internet is becoming an essential means of communication and mobile security is becoming a fundamental need in mobile users’ daily lives. We believe we are well positioned to capture market opportunities presented by the rapidly evolving mobile Internet industry. Our cloud-client computing platform combines our cloud-side mobile security knowledge repository and our client-side applications to provide mobile anti-malware, anti-spam, privacy protection, data backup and restore and other services to users worldwide. Leveraging our cloud-side resources, we believe we have compiled one of the largest, most comprehensive mobile security knowledge repositories in the world, including mobile malware, spam messages, malicious websites and other threats. In addition, we offer user-centric client-side mobile security and productivity applications optimized for mobile devices. Our industry-leading mobile security knowledge repository grows continually as new security threats are identified through our own technology or through the contribution of security knowledge from our users and mobile ecosystem participants. As a result, our platform becomes increasingly more powerful as we continue to grow our user base and open our platform to more mobile ecosystem participants, which we believe presents a significant entry barrier to potential competitors.

Our vision is to become the most trusted mobile Internet cloud service company by providing trusted intelligent mobile experiences to our users. We began our business by offering mobile security services to address a fundamental and rapidly growing need of mobile users. Building upon the success of our mobile security offerings and our users’ trust in our services, we continue to develop and introduce new services to enhance the productivity of mobile users. Our services are compatible with a wide range of handset models and almost all currently available operating systems for smartphones, including Android, Symbian, iOS, BlackBerry OS and Windows Phone. We offer our services to users globally through an innovative “Freemium” SaaS business model. Our Freemium SaaS offerings provide users with free services and the ability to choose from a selection of premium services to meet individual needs. Our current service offerings include:

•

Mobile Security: Our mobile security services are designed to protect users from mobile malware threats, data theft and privacy intrusion. We provide mobile malware scanning, Internet firewall, account and communication safety, anti-theft, performance optimization, hostile software rating and reporting and other services.

•

Mobile Productivity: Our mobile productivity services are designed to intelligently enhance time and relationship management, including screening incoming calls, filtering unwanted spam, SMS messages, protecting communication privacy and managing calendar activities. In addition, we offer cloud-side synchronization of personal data, including address books, text messages, calendars and other data. Also, through NiceDay!, a location-based application, we offer user entertainment information, decision engine, e-calendar and e-invitation, as well as friends feed.

•

Personalized Intelligent Cloud Services: We provide personalized intelligent cloud services such as “NQ Space” accessible by users through the Internet and across a variety of Internet-enabled devices. These services utilize synchronized user information to provide tailored user experience and extend the functionalities of our core services. For example, mobile users’ contact information which has been stored in the cloud can be used to seamlessly link calendar activities across related contacts.

Since our inception, we have focused on building a large and engaged user base. Our cumulative registered user accounts as of December 31, 2009, 2010 and 2011 were 35.6 million, 71.7 million and 146.7 million, respectively. Our average monthly active user accounts for the three months ended December 31, 2009 and 2010 and 2011 were 12.0 million, 25.4 million and 52.3 million, respectively, and our average monthly paying user accounts for the three months ended December 31, 2009, 2010 and 2011 were 1.1 million, 3.2 million and 5.6 million, respectively. Substantially all of our users are smartphone users, which we believe have attractive demographic characteristics.

We generate revenues primarily through the sale of user subscriptions to our premium mobile Internet services. We have grown significantly since we commenced our operations. Our total net revenues increased from $5.3 million in 2009 to $17.7 million in 2010 and to $40.7 million in 2011, representing a compound annual growth rate, or CAGR, of 178.0%. We incurred a net loss of $5.2 million in 2009 and $9.8 million in 2010, and achieved a net income of $10.3 million in 2011. Our net loss/income amounts reflect the impact of non-cash share-based compensation expenses of $1.2 million in 2009, $12.6 million in 2010, and $10.7 million in 2011.

We intend to continue to leverage our leading position in the mobile security and productivity services market, diverse and flexible services portfolio, innovative Freemium SaaS business model, strong research and development capabilities, strong relationships with key players in the mobile ecosystem and sophisticated and proprietary business and operation support systems to further capture opportunities in China’s and global mobile security and productivity service market. However, the successful execution of our strategies and business plans involves challenges, risks and uncertainties as described in “Item 3. Key Information — D. Risk Factors.”

Freemium SaaS business model

With a diverse and flexible services portfolio, we believe that we are a pioneer in adopting the innovative Freemium SaaS business model to offer mobile security and productivity services. We provide a wide range of free services to address fundamental user needs, such as malware scanning, Internet firewall, performance optimization, back-up, restore and anti-spamming, in order to build a large user base while increasing user loyalty. We also provide a selection of premium services to generate revenues from our large user base. These services such as virus library updates, account safety, anti-theft, and communication privacy protection are bundled with our free offerings for users who elect to pay for additional protection and enhanced productivity. Moreover, we deliver our service offerings over mobile Internet as a subscription service on demand using the software-as-a-service model. We offer flexible ala carte service subscription options available in monthly, three-month, six-month or twelve-month packages. We believe our Freemium SaaS business model has contributed significantly to our success to date by providing users with on-demand personalized selection of products and services portfolio.

Cloud-Client Computing Platform Architecture

The mobile Internet service portfolio that we provide to users is based on our proprietary cloud-client computing platform architecture as illustrated per diagram below.

We initially developed and built the security cloud-client computing platform to promptly respond to mobile security threats. On the security cloud-side, we utilize the combination of a crawler engine to collect security events and a proprietary “Risk Rank” algorithm to discover, identify and categorize security risks. Together with the contribution of security knowledge from our users and mobile ecosystem participants, this enables us to build what we believe to be one of the largest mobile security knowledge repositories in the world with a collection of mobile malware, spam messages and malicious websites. On the client-side, we developed an efficient malware scanning engine, specifically designed for mobile devices. Our client-side applications are connected with the cloud platform on an on-demand basis.

By leveraging this proprietary cloud-client computing platform architecture, we are able to expand our mobile Internet service offerings beyond mobile security to include productivity and other personalized intelligent cloud services such as our Mobile Manager and NQ Space services. Our productivity cloud synchronizes and stores personal data such as contacts, pictures and calendar, which can be accessed by users via the Internet or mobile device from anywhere at anytime, thus further enhancing our user experience and loyalty.

Our services are compatible with a wide range of handset models and almost all currently available operating systems for smartphones, including Android, Symbian, iOS, BlackBerry OS and Windows Phone. We will continue to leverage our cloud-client computing platform architecture to develop and launch more intelligent mobile Internet services.

Products and Services

We began our business by offering mobile security products and services and subsequently expanded into the offering of mobile productivity products and services.

The following table describes our current products and services.

Category	Product	Service*	Free	Premium**
A. Mobile Security	A1. Mobile Guard (to be rebranded in 2012 as Mobile Booster)	App Manager	Ö

		Power Manager	Ö

		Task Manager	Ö

		Data Traffic Manager	Ö

		Contact Black List	Ö

		Advanced File Manager	Ö

		User Referral	Ö

	A2. Mobile Security	Virus Scan	Ö

		Real-time Protection	Ö

		Cloud Apps Scan	Ö

		Internet Firewall	Ö

		Advanced Apps Manager	Ö

		Advanced File Manager	Ö

		Virus Sample Reporting	Ö

		Contact Back-up and Restore	Ö

		Security Assessment	Ö

		Virus Library Update		Ö

		Privacy Advisor	Ö

		Anti-Eavesdropping	Ö

		Account Security Protection	Ö

		Financial Security Protection		Ö

		Anti-Theft		Ö

		Optimization	Ö

	A3. Security Cloud Platform	Cloud Scan for Business		Ö

		Cloud Scan for Consumers	Ö

Category	Product	Service*	Free	Premium**
B. Mobile Productivity	B1. Mobile Manager	Contact Manager	Ö

		Call Manager	Ö

		Anti-Spam	Ö

		Communication Privacy Protection		Ö

		Contact Back-up and Restore	Ö

		Customized Message Management/Search (through SMS management/search functions)	Ö

		Desktop Shortcut Management (through NetQin assistant plug-in software)	Ö

		Private Communication (through private calling plug-in software)		Ö

		Safe Driving	Ö

	B2. Secret Box (to be rebranded in 2012 as NQ Personal Vault)	Hide Contacts (hide up to 100 contacts, call logs and SMSs into password-protected personal vault, or private, hidden area)	Ö

		Hide Contacts (hide more than 100 SMSs into password-protected personal vault, or private, hidden area)		Ö

		Hide Videos	Ö

		Hide Pictures	Ö

		Catch Break-in Attempts (of the picture area)	Ö

		Auto-backup (SMS, call logs and pictures on NQ Space)	Ö

	B3. Smart Calendar	Schedule Manager	Ö

		Schedule Reminder	Ö

		Web-Based Calendar Manager	Ö

	B4. NiceDay!	Smart Calendar Scheduling	Ö

		Entertainment Recommendations (location-based dining and entertainment recommendations)	Ö

		Entertainment Option Search Engine	Ö

		Friends Feed on NQ Space	Ö

		Friends Referral through SMS	Ö

C. Personalized Intelligent Cloud Service	C1. NQ Space	Contact Manager	Ö

		NiceDay! Friends Feed	Ö

		Anti-Theft (web-based device location in the event of device loss)	Ö

		Cloud Security	Ö

*	As our business develops, we may adjust our service offerings and fee rates and offer certain current fee-charging services for free in the future. As of December 31, 2011, our premium products cost for RMB5-RMB10 per month in China and US$2-US$5 per month overseas. All the premium, fee-generating products are purchased through subscription except the Virus Library Update service of Mobile Security which can be purchased through either subscription or on pay-per-use basis.

A. Mobile Security Services

Our mobile security services, supported by our cloud-client computing platform, are offered through three products: Mobile Guard, Mobile Security and Security Cloud Platform. Our mobile security services remain our most popular offerings as of the date of this annual report.

A1. Mobile Guard

Mobile Guard offers the following services:

•	Apps Manager: Allows users to manage and delete mobile applications.

•	Power Manager: Allows user to monitor power usage and adjust power plans.

•	Task Manager: Allows users to monitor and terminate tasks.

•	Data Traffic Manager: Allows users to monitor and terminate 3G/EDGE/GPRS data traffic usage in real-time.

•	Contact Black List: Allow users to create and edit a contact blacklist to block unwanted calls and messages.

•	Advanced File Manager: Allows users to read, write and delete user-generated and system files.

•	User Referral: Allows users to refer our products to other users via SMS.

A2. Mobile Security

Mobile Security offers the following services:

•	Virus Scan: Allows users to scan and delete malware.

•	Real-time Protection: Allows users to protect mobile devices from malware intrusions in real-time.

•	Cloud Apps Scan: Allows users to identify the security threat level of a mobile application by comparing to our cloud-side security repository.

•	Internet Firewall: Allows user to monitor and block mobile application from establishing unwanted 3G/EDGE/GPRS data connection.

•	Advanced Apps Manager: Allows users to manage and delete mobile applications and submit feedback security rating to our cloud.

•	Advanced File Manager: Allows users to read, write and delete user-generated and system files.

•	Virus Sample Reporting: Allows users to submit samples of suspicious apps or files to our cloud.

•	Contact Back-up and Restore: Allows users to back-up their contacts list to our cloud and restore at a later time.

•	Security Assessment: Allows user to view the assessment of the security threats level posed to the user.

•	Virus Library Update: Allows users to update to the most-up-to-date virus library.

•	Privacy Advisor: Detects installed App’s ability to access user’s privacy data, such as contact, location, SMS and device information.

•	Anti-eavesdropping: Detects and notifies user when there’s any app accessing & record in a call.

•

Account Security Protection: Allows users to protect user accounts and passwords of online accounts, and stop system browsers from visiting phishing sites or fraudulent sites, and prevent data intrusion to these accounts by third-party applications and malware.

•

Finance Security Protection: Allows users to protect passwords of online banking and online brokerage accounts, among others, and stop system browsers from visiting phishing sites or fraudulent sites, and prevent data intrusion to these accounts by third-party applications and malware.

•	Anti-Theft: Allows users to remotely track, locate stolen and lost mobile devices. Users have the option to activate the alert and data wiping functions of such devices.

•	Optimization: Allow user to optimize his phone including task killing and releasing memory

A3. Security Cloud Platform

Security Cloud Platform offers the following services:

•

Cloud Scan for Business: Allows wireless carriers, mobile application stores, mobile Internet websites and independent security organizations to leverage cloud-side APIs to scan network traffic, applications and Internet web pages for potential threats. Mobile ecosystem participants can also integrate our APIs with their applications and Internet websites.

•	Cloud Scan for Consumers: Allows individual consumers to upload mobile applications or send potentially malicious Internet URL via web-based interface to check for potential threats.

B. Mobile Productivity Services

Our mobile productivity services, supported by our cloud-client computing platform, are offered through four products: Mobile Manager, Secret Box, Smart Calendar and NiceDay!.

B1. Mobile Manager

Mobile Manager offers the following services:

•	Contact Manager: Allows users to create and edit contacts blacklist and contacts grouping.

•	Call Manager: Allows users to activate IP dialing and speed dialing.

•	Anti-Spam: Allows users to use multi-layer intelligent semantic analysis SMS filters to efficiently and accurately identify and delete unwanted spam messages.

•	Communication Privacy Protection: Allows users to protect contacts and communication records deemed private.

•	Contact Back-up and Restore: Allows users to back-up their contacts list to our cloud and restore at a later time.

•	Plug-in Features (customized message management/search, desktop shortcut management and private communication): Allows users to organize data and streamline communications process.

•	Safe Driving: Discourages users from accessing SMS function while driving.

B2. Secret Box

Secret Box offers the following services:

•

Hide Contacts: Hides the user’s designated-private contacts, call logs and SMSs into a personal vault with password protected so that no one can access/view without a valid password. Hiding the first 100 SMSs is free, but the user must subscribe to premium services in order to hide more than 100 SMSs.

•	Hide Videos: Hides video with password.

•	Hide Pictures: Hides pictures with password.

•	Catch Break-in Attempts (of the picture area): Catches break-in attempts and save it into picture and then send to a dedicated email address.

•	Auto-backup: Backs up SMS, call logs and pictures on NQ Space.

B3. Smart Calendar

Smart Calendar offers the following services:

•	Schedule Manager: Allows users to manage schedules, upload calendar to the cloud-side and synchronize data among intended participants.

•	Schedule Reminder: Allows users to receive intelligent alerts based on time and location data of users involved in the scheduled event.

•	Web-Based Calendar Manager: Allows users to create, edit, delete schedules over the web and synchronize to mobile devices in real-time.

B4. NiceDay!

NiceDay! is a locations-based service application that offer user entertainment information, decision engine, e-calendar and
e-invitation, as well as friends feed. A user can invite real-life friends (through back-up contacts on mobile manager) to use.

•

Smart Calendar Scheduling: Includes all the smart calendar features for scheduling Entertainments (food and movie) suggestion by location. User can search restaurant, movie theater and other life-style information by location.

•

Entertainment Recommendations: Includes all the smart calendar features for scheduling Entertainments (food and movie) suggestion by location. User can search restaurant, movie theater and other life-style information by location.

•	Entertainment Option Search Engine: A user can easily get a suggested option for entertainment by entering meeting objective, where to go, go with whom, or number of friends.

•	Friends Feed on NQ Space: All the friends feed, including comment and pictures, can be viewed on mobile client as well as in NQ Space.

•	Friends Referral through SMS: A user can refer NiceDay! to his/her friends via SMS and email.

C. Personalized Intelligent Cloud Service

Our personalized intelligent cloud service product is NQ Space, which we intend to further develop and expand in the near future.

C1. NQ Space

NQ Space offers the following services:

•	Contact Manager: Allows users to create, edit and delete contacts stored on the cloud over the web and synchronize data to mobile devices.

•	NiceDay! Friends Feed: Friends feed on NiceDay! will sync and display on NQ Space.

•	Anti-Theft: Allows users to remotely track and locate stolen and lost mobile devices over web. Users have the option to activate the alert and data wiping functions of such devices.

•	Cloud Security: Allows users to scan their mobile devices by using cloud scanning engines online.

Other Products and Services

We provide security services to users and partners establishing our reputation as a trusted brand in the mobile ecosystem. We also offer security forums and download services for third-party mobile applications. Users can download certified mobile applications from our security portals for a secure mobile experience.

Our Users

Our user base has expanded rapidly in recent years. As of December 31, 2009, 2010 and 2011, we had 35.6 million, 71.7 million and 146.7 million cumulative registered user accounts, respectively. Our overseas registered user accounts as of December 31, 2009, 2010 and 2011 were 8.7 million, 23.2 million and 55.1 million, respectively, representing 24.6%, 32.3% and 37.6%, respectively, of our total registered user accounts as of the same date. For the fourth quarter of 2009, 2010 and 2011, on a monthly average basis, we had 12.0 million, 25.4 million and 52.3 million active user accounts as well as 1.1 million, 3.2 million and 5.6 million paying user accounts, respectively. However, our methods of calculating registered user accounts, active user accounts and paying user accounts may be subject to adjustment. Please see “Item 3. Key Information — Risk Factors — Risks Related to Our Business — Our registered user accounts and active user accounts figures tend to overstate the number of unique individuals who register for or use our products and services, respectively” and “Selected Consolidated Financial and Operating Data — Selected Operating Data.”

The charts below highlight our user accounts growth in China and overseas since 2009.

We have captured a dominant market share in China and our overseas user base has also expanded rapidly. We currently have a significant number of registered user accounts in areas such as Asia and EMEA (Europe, Middle East and Africa) and plan to continue our overseas expansion. Our Freemium service business model enables us to initially gain as many registered user accounts as we can through the offering of basic services to registered user accounts free of charge, and then turning some of these registered user accounts into paying user accounts by providing fee-generating premium services.

Once registered, our users are able to communicate directly with our customer service and technical teams through hotlines and instant messages. Our cloud-side security knowledge repository grows with user contributions of security knowledge, such as malware and spam samples, each time the user accesses our services. Therefore, the larger user base we have, the more powerful our platform becomes, which we believe presents a significant entry barrier to potential competitors.

Substantially all of our users are smartphone users, which we believe have attractive demographic characteristics and higher demands for security and productivity services. According to a 2010 eMarketer report, of all active smartphone users who access mobile Internet in China, 31% are aged between 18 and 24, 61% are aged between 25 and 44. This represents a relatively affluent user population which we believe have higher awareness for the value of mobile security protection and present better monetization opportunities for us. Our large user base enables us to gain a deep understanding of the needs and behavior of mobile device users and to further optimize our service offering, thus enhancing user “stickiness” and loyalty. Building upon our success in the mobile security market, we have effectively expanded our offerings to mobile productivity services targeted at our existing user base.

User Acquisition Channels

We have established diversified user acquisition channels through strong relationships with key players in the mobile ecosystem. In addition to viral marketing, we acquire users through both pre-installation and online channels. We build a significant portion of our user base by forming strong relationship with major global handset manufacturers and their distribution channels. We also cooperate with various online advertising networks, Internet portals and mobile application stores to acquire users.

Viral Marketing

A significant percentage of our users come from our own user acquisition channel, namely our Internet and mobile Internet website. These users learn of our services through existing user referrals. We expect the viral marketing channel to continue to account for a significant portion of our user acquisition in the foreseeable future.

Pre-installation

Pre-installation in mobile handsets is another important user acquisition channel. We have formed strong collaborative relationships with many handset manufacturers, including Nokia, Samsung, Motorola and Sony Ericsson, to pre-install our products on different types and models of their mobile phones. As of December 31, 2011, we had cooperative agreements with over 10 handset manufacturers. Our agreements with handset manufacturers are generally for terms of one to three years and usually contain automatic renewal provisions. We intend to further expand our pre-installation relationship to include wireless carriers, mobile handset distributors and retailers to pre-install and promote our products.

Online Download

We also provide online downloads via various mobile Internet websites, mobile application stores and mobile Internet portals like Baidu.com, Android Market, GetJar, QQ.com, Tencent and 3G.cn. These mobile Internet websites promote the download link to our products and help to expand our user base for a fee.

Payment Channels

We collect net revenues from premium mobile Internet services through three payment channels. We provide our users with various payment channels through major wireless carriers and mobile payment service providers in China and overseas, prepaid card distributors and third-party payment processors.

Wireless Carriers and Mobile Payment Service Providers

We collect a significant portion of payments from our users through major China and overseas wireless carriers, such as Qatar Qtel in Middle East, and mobile payment service providers. We cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users, and wireless carriers provide us billing and collection services for a fixed percentage of the total billing. If we cooperate with wireless carriers through mobile payment service providers, we share the revenues with the mobile payment service providers. Our agreements with wireless carriers are generally for a term of one year and we generally renew such agreements when they expire. Our agreements with mobile payment service providers are generally for terms of one to five years and we generally renew these agreements when they expire. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We depend on wireless carriers and mobile payment service providers as well as other third party service providers for the collection of a substantial portion of our revenues, and any loss or deterioration of our relationship with wireless carriers or, mobile payment service providers or any of these third-party service providers may result in disruptions to our business operations and the loss of revenues.”

Prepaid Cards

We sell prepaid cards that can be used in activating our services; these cards are sold through distributors online and at various points of sale in China and overseas. These prepaid cards primarily offer monthly, three-month, six-month and twelve-month subscriptions. Users can choose in-app service activation by entering the card serial number and subscribe our services for the stated time periods.

Third-party Payments

We offer a variety of third-party payment options to our subscribers to further diversify payment channels. These third-party payment channels include Alipay in China, Paypal overseas, others like tenpay.com, yeepay.com, zong.com and also UnionPay, credit cards and debit cards in general.

Business and Operation Support System

We believe we are one of the few mobile security and productivity mobile payment service providers that have proprietary business and operation support systems. Since 2007, we have utilized our BOSS to analyze user acquisition channels and to facilitate transaction recordings and invoice generation for our payment channels.

Analyzing User Acquisition Channels

Our BOSS records and stores user acquisition data, including channel mixture, user contribution from each channel, user quality rating, and acquisition cost. The system is designed to detect data anomalies and handle exceptions, simulate operating scenarios and output analysis results in real-time to improve operation efficiency. By analyzing these data, we are able to adjust execution strategies accordingly to maximize user acquisition potentials and optimize user acquisition cost efficiency.

Transaction Recording for Payment Channels

Our BOSS facilitates transaction recording for our payment channels in more than 30 countries. We have a proprietary BOSS interface that can be integrated with all types of payment channel billing systems. The system automatically and accurately records all user transactions in real-time and provides evidence to reconcile billings with our payment channels. Based upon studying user paying behavior, we are able to select suitable payment channels, adjust services pricing policies and launch effective promotional campaigns.

Customer Support

We operate a 24/7 global customer service center with trained professional staff for customer inquiries and technical support. We also have a sophisticated customer service system that is integrated with our BOSS.

We provide multiple support channels, including telephone, fax, SMS, email, instant messenger and online forums, among others, to address inquiries and collect user feedbacks. We also compile and post the most frequently asked questions, solutions and self-trouble-shooting guides on our support webpage. We have deployed 60 customer service hotlines to provide multi-lingual assistance to answer user inquiries and resolve technical issues promptly.

We have a team of highly trained customer service specialists and technology support personnel. We provide regular professional training for our customer service team and adopted a systematic approach to maintain and manage our customer service team so as to assure the quality of service being provided to customers. We use rigorous performance metrics to measure customer service staff performance. Our product teams actively participate in the customer support process to collect user feedbacks, so that our services upgrades address the latest user feedbacks and the newest market trends. We intend to further expand our customer service system to respond to growing user demands in the future.

Our sophisticated customer service system provides our staffs with real-time user profile including, among others, activation information and payment history. This is to ensure that our paid customers always obtain the highest level of customer support. The integration with our BOSS enables us to acquire new users and facilitate payment during the customer support process.

Marketing

We intend to increase consumer brand awareness and preference in China and overseas markets through our marketing efforts.

We believe the most efficient form of marketing is viral marketing. Through continuously improving our service quality and user experience, we rely on our satisfied users to contribute to strong word-of-mouth and recruit new users for our services. In addition to viral marketing, we also intend to build user “stickiness” by delivering high demand services through regular upgrades as well as offering a large selection of free services. With our large user base, we believe that our sophisticated data analysis facilitates our targeted marketing efforts and increases user traction.

In addition, we employ a variety of programs and marketing activities to promote our brand and our services, including:

•

Paid Search. We utilize various popular search engines and WAP portals in China and overseas markets. We pay for keywords or phrases relevant to our business and services so that users who search for these keywords or phrases will be directed to our website or mobile application download website.

•

Application Store Advertising. We utilize mobile ad networks to advertise our products and services in popular mobile application stores. We pay for clicks directed to downloading our mobile applications in these application stores.

•

Industry conference and exhibition. We regularly attend certain industry conferences and exhibitions, such as the Consumer Electronic Show (CES) in Las Vegas and the Mobile World Congress in Barcelona, to showcase our products and promote our brand.

•

Brand advertising on traditional media platform. Starting in the second half of 2011, we launched certain brand advertising campaigns on selected media platforms such as mainstream newspaper and elevator screens in office buildings.

•

Loyalty Program. We provide a variety of incentives to our existing customers. Our customers can obtain bonus points and other gifts for promoting services to their social network. We offer VIP subscription status to paying user accounts.

•

Social Media and Other Tools. We conduct marketing campaigns and offer special promotional discounts on services from time to time. In addition, we utilize the online community on our website and on popular social networking websites for users to share their usage experience and collect user feedback for our products and services. We also employ other marketing channels to reach existing and potential users.

Technology

We have developed our proprietary cloud-client computing platform to promptly respond to any security threat. On the cloud-side, we utilize our crawler engine to collect security events, and use our powerful Risk Rank proprietary algorithm to discover, identify and categorize security risks. This enables us to build what we believe to be one of the largest mobile security knowledge repositories in the world with a collection of mobile malware, spam messages and malicious websites. On the client-side, we developed an efficient malware scanning engine and an intelligent anti-spam SMS filtering engine with high accuracy, specifically designed for mobile devices. Our security repository grows with user contributions of security knowledge, such as malware and spam samples, each time the user accesses our services. Thus the more users we have, the more powerful our platform becomes. By working closely with our users, wireless carriers, mobile application stores, mobile Internet websites and independent security organizations, we are able to discover and identify new threats within a maximum of 24-hours from initial contact. A solution to any security threat after identification is usually provided within 6-12 hours.

Our security cloud-client computing platform enables us to provide total mobile security solutions for our users. Our cloud-client architecture enables us to effectively offer a wide range of applications for all major mobile operating systems, including Android, Symbian, iOS, BlackBerry OS and Windows Phone. We believe our technology provides practical solutions to the problems facing an increasing number of mobile device users globally. Some of our technologies are described below.

Security Cloud-Client Architecture

Our security cloud platform provides a number of APIs through which we collect security threats and provide security repository updates to ecosystem participants including wireless carriers, mobile application stores, mobile Internet websites and independent security organizations. These APIs are the same as ones used by our own mobile applications. Ecosystem participants actively submit potential security threats to our security cloud platform and receive the most-up-to-date security protection. This reciprocal relationship is the underlying foundation to build what we believe to be one of the largest security knowledge repositories in the world.

Within the security cloud platform, potential threats collected by the crawler engine and participant’s submissions are analyzed by our proprietary “Risk Rank” engine. Potential threats are then classified into different categories including “Black List” (harmful), “Grey List” (suspicious) or “White List” (harmless). Threats within the “Grey List” are further analyzed by our security response team. If the potential threat is confirmed to be malicious, it is added to the Black List and updated to the security knowledge repository.

The security cloud platform powers the following detailed processes: security information collection, analysis, identification and resolution.

Security Information Collection. Based on our security cloud platform, we open our security capabilities (knowledge repository and malware scanning engine services) to the entire mobile ecosystem, and in return we collect security information from the ecosystem. Our sources include, among others, (i) feedback and comments from our users, (ii) data collection through crawler scanning servers from the mobile Internet, (iii) feedback from our 24/7 customer service department, and (iv) cooperation with mobile ecosystem participants such as wireless carriers, mobile application stores, mobile Internet websites and independent security organizations.

Security Information Analysis and Responsive Solutions. When potential software threats, links to malicious websites and other types of data are fed into our system, we use our proprietary “Risk Rank” algorithm to analyze and categorize these threats into different groups: “Black List” (harmful), “Grey List” (suspicious) or “White List” (harmless). Once a threat has been classified into suspicious list, our security response team will further analyze the potential threat. If the potential threat is confirmed to be malicious or harmful, it will be inserted in the Black List. We are able to discover and identify new threats within a maximum of 24 hours from initial contact. With our strong research and development capabilities, our security response team usually can then provide a solution to each security threat within 6 to 12 hours after identifying the threat. In addition, we believe we were the first to discover, report and provide solutions for various viruses including, among others, an Android Trojan Virus called “Geinimi” which steals user data and uploads it to remote servers and a botnet named “DuMusicPlay” which controlled nearly one million smartphones at its peak.

Large Security Knowledge Repository and Strong Service Capability. Our mobile security knowledge repository grows with user contributions of security knowledge, such as malware and spam samples, each time the user accesses our services. Thus the more users we have, the more powerful our platform becomes. By working closely with our users, wireless carriers, mobile application stores, mobile Internet websites and independent security organizations, we are able to discover and identify new threats.

Highly Efficient Mobile Malware Scanning Engine. We designed our proprietary mobile malware scanning engine, which is designed for mobile phones with limited hardware resources and which we believe to be one of the fastest scanning engines in the world. The engine features pin-point accuracy and low resource (CPU, memory and power) consumption and has little impact on the normal operations of mobile devices when scanning. Our scanning engine algorithm, used to analyze and identify malware characteristics, was developed by our engineers internally and has been patented. The engine is scalable and maintains high efficiency even given the large size of our malware characteristics database.

Intelligent Anti-spam SMS Filtering Engine with High Accuracy. Our proprietary intelligent anti-spam SMS text messages filtering engine is developed internally and highly accurate. Four layers of SMS filtering are carried out: (i) block out anyone from the user’s own defined “Black List” of contacts; (ii) check whether the SMS sender is on the recipient’s contacts list; (iii) check the sender address against publicly available “Black List” of contacts that have been identified as sources of security threats; and (iv) intelligent semantic analysis of the content of the message. After testing millions of sample SMS messages, we have determined that our anti-spam SMS filtering program is highly accurate, with an accuracy rate of approximately 99%.

Other Technologies

We also developed other technologies to support our productivity service offerings with applications such as maintenance of mobile device via remote server, information backup, remote-control of mobile devices and password protection for selected private data stored on mobile devices.

Research and Development

We believe we have one of the largest research and development teams in the mobile security and productivity services industry in China. As of December 31, 2011, our research and development consisted of 141 engineers and technicians, 13 of whom have master degrees. Supervisors in charge of our research and development department have educational backgrounds from leading universities in China and have significant industry experience before joining. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China. On September 22, 2011, we announced the opening of the NetQin Security Research Center based in Raleigh, North Carolina. The Security Research Center focuses specifically on identifying and monitoring mobile security threats that could impact consumers.

As a demonstration of the strength and achievement of our research and development program, we have been awarded the 2011 Technology Pioneer Award at the Davos World Economic Forum in September 2010 in recognition of the innovative nature of our business and partly for our strength and achievement in research and development. We were one of 31 companies to receive this award for 2011, selected from over 300 applicants nominated through an open nomination process in which the general public as well as members, constituents and collaborators of the World Economic Forum participated. The nominations were considered by a selection committee comprised of top technology and innovation experts from around the world, which included 68 global technology experts, reviewed all nominated companies and made recommendations to the World Economic Forum before the latter reached final decisions on the awards. An important criteria for the award was the innovative nature of the nominee company’s products and the amount of resources the nominee company commits to research and development. Other criteria for the award included potential long-term impact on the way businesses and/or society operates, growth and sustainability, practical applications of the technology that are developed and visionary leadership.

We will continue to devote substantial resources to research and development to improve the performance level of existing services and develop new services. We will continue to launch new products and services for mobile tablets and other Internet-enabled mobile devices. To maintain and strengthen our technology leadership, we will focus resources on three key technologies: mobile security, intelligence services and cloud infrastructure, described as following:

•

Mobile Security: We will research and develop more efficient client-side malware-scanning and spam-filtering engines and more powerful cloud-side mobile threat discovery, identification and fast-response technology. We will continue to advance the capabilities, efficiency and functionalities of our proprietary engine technology, including the speed, accuracy and efficiency of our malware scanning engines and intelligent anti-spam SMS engine.

•

Intelligence Services: We will enhance technologies in the area of advanced semantic analysis, natural language processing and pattern recognition to provide context-aware services so as to accurately predict user intent and minimize user intervention.

•	Cloud Infrastructure: We will utilize cloud storage and parallel computing technology to provide simultaneous processing capability supporting huge user traffic.

We will also continue to recruit, train, retain and motivate highly trained and qualified research and development staff to maintain our technology advantage. In addition, we will continue to apply for more patents based on our new innovative ideas to afford us intellectual property protection.

Intellectual Property

Our business success has benefited from our continuous efforts on intellectual property protection, including patent, trademark, copyright and trade secrets. We have 44 patent registrations, applications and exclusive licenses in China and oversea, including but not limited to patents covering anti-virus, anti-spam firewall, anti-fishing, contacts managing, agenda managing and parental controls. Some of these patents have been issued and are currently held by us, while others are still pending, and six of our patents applications have been filed with the United States Patent and Trademark Office, or USPTO, and claim the benefits of initial patent applications. Some of the intellectual property our company currently uses are held by individuals, all of whom have entered into assignment or exclusive patent licensing agreements with us. We have also made 19 copyright registrations and 20 trademark registrations and applications in China and in the U.S., and have applied with USPTO to register the word “NQ” and related logo as a trademark. In addition, we have registered 54 domain names, including www.netqin.com, our primary operation website, and www.nq.com.

Our business operations substantially rely on the techniques covered by following patents: (1) a patent for the systematic testing of bottleneck links and remaining bandwidth, filed in China in November 2005 and granted in September 2008; (2) a patent on a system and method for detecting and acquiring mobile virus signatures, which was filed in China in November 2005 and granted in August 2008; (3) a patent on a system and method for the fast acquisition of internet information service with a mobile terminal, which was filed in China in September 2007 and granted in April 2011; (4) a patent on a method and system to subscribe, configure and move mobile telephone software service conveniently, which was filed in China in September 2007 and has a corresponding U.S. patent application filed in May 2010; and (5) a patent on a method and system for a self-learning intellectualized short massage firewall for mobile terminals, which was filed in China in December 2009 and has a corresponding PCT application filed in December 2010. The last two patent applications are still pending and undergoing examination by the State Intellectual Property Office of the PRC, or SIPO, and USPTO. According to Article 42 of Chinese Patent Law, each of our granted patents would have a term of twenty years, starting from its application date.

We regard our copyrights, trademarks, trade secrets and similar intellectual property as our core assets, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. All of our research and development personnel have entered into confidentiality and proprietary information agreements or clauses with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs, and technology they develop during their employment with us.

Seasonality

Seasonal fluctuations and industry cyclicality have had minimal effect on our business in the past, and we expect this trend to continue for the foreseeable future.

Competition

The mobile services market in China and globally is competitive. On the mobile security front, we compete directly with (i) domestic PC/mobile security vendors such as Qihoo 360, Tencent and Kingsoft, (ii) overseas security software providers such as Symantec, McAfee, AVG, Trend Micro and Kaspersky, and (iii) other emerging companies offering mobile security products, such as Lookout. While we have focused on providing mobile security services since the founding of our company, most of our competitors are traditional PC anti-virus providers who recently entered into the mobile security market. On the mobile productivity front, we compete with services such as Apple MobileMe, although we are not in direct competition with them because we are manufacturer-neutral and platform neutral, whereas products and services such as Apple MobileMe are largely limited by platform or mobile device manufacturer.

We compete primarily on the basis of user base, services portfolio, technology know-how, research and development capabilities as well as relationships with key players in the mobile ecosystem, such as wireless carriers, handset manufacturers, chipmakers, distributors and retailers and third-party payment processors. For a discussion of risks relating to competition, see “Item 3. Key Information — Risk Factors — Risks Related to Our Business — We may face increasing competition, which could reduce our market share and materially adversely affect our business and results of operations.”

Insurance

Consistent with customary industry practice in China, we do not maintain specific business interruption insurance or real property insurance, although we do maintain a directors, officers and company liability insurance policy for the protection of our company and our directors and officers. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We have limited business insurance coverage, which could expose us to substantial costs and diversion of resources that in turn may have an adverse effect on our results of operations and financial condition.”

Legal Proceedings

From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which in the opinion of our management is likely to have a material adverse effect on our business, financial condition or results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our results of operations, financial performance and business may be adversely affected by potential intellectual property rights infringement claims against us.”

PRC Regulation

The PRC government has imposed extensive and stringent measures to regulate the telecommunications and software development industries. The State Council of the PRC, or the State Council, the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry, or the MII), and other relevant authorities in the PRC have issued various regulations with respect to the telecommunications and software development industries. This section summarizes the principal PRC laws and regulations relevant to our business and operations.

Regulation on the Telecommunications Industry

Types of Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of the PRC, or the Regulations on Telecommunications, which became effective on September 25, 2000 and which regulates the telecommunications industry and other related activities and services within the PRC. The MIIT regulates the telecommunications industry on a national level while the provincial-level communications administrative bureaus, or the CABs, supervise and regulate the telecommunications industry in their respective administrative regions. The Regulations on Telecommunications classifies telecommunications services into two main categories: (1) core telecommunications services and (2) value-added telecommunications services, and further divides each main category into several sub-categories. According to the Catalog for Classification of Telecommunications Businesses, which became effective on April 1, 2003, our business operates under the provision of information services through mobile networks and the Internet, thus fitting into the category of value-added telecommunications services.

Value-added Telecommunications Services

Providers of value-added telecommunications services in the PRC are subject to examination and approval from, and require licenses issued by, the MIIT or the relevant CABs. Pursuant to the Regulation on Telecommunications, to provide value-added telecommunications services in more than two provinces, autonomous regions or centrally administered municipalities, the mobile payment service provider shall obtain the Transregional Value-added Telecommunication Business Operation License from the MIIT; to provide value-added telecommunications services within one province, autonomous region or centrally administered municipality, the mobile payment service provider shall obtain the Value-Added Telecommunication Business Operation License from relevant CABs. On March 1, 2009, the MIIT issued the Administrative Measures for Licensing of Telecommunications Business Operations which set forth the basic requirements for a license to provide value-added telecommunications services in the PRC. Such requirements mainly include the following:

•	the applicant is a duly incorporated company;

•	the applicant has necessary funds and professional staff suitable for its business activities;

•	the applicant has the reputation or capability of providing customers with long-term services;

•

to operate value-added telecommunications services business across multiple provinces, autonomous regions or centrally administered municipalities, the applicant shall have a minimum registered capital of RMB10,000,000; to operate value-added telecommunications services business within a single province, autonomous region or centrally administered municipality, the applicant shall have a minimum registered capital of RMB1,000,000;

•	the applicant has necessary premises, facilities and technical scheme; and

•	the applicant and its major capital contributors and business managers have no record of violating rules on telecommunication supervision and administration during the past three years.

Short Message Services

On April 15, 2004, the MII issued the Notice on Certain Issues Regarding Regulating Short Message Services which specifies that only those telecommunications services providers that hold specific short message service licenses may provide such services in the PRC. The notice also requires short message services providers to censor the contents of short messages, to automatically collect information such as the time that short messages are sent and received and the telephone numbers or codes of the sending and receiving terminals and to keep such records for five months within the time each short message is delivered.

Telecommunications Networks Code Number Resources

On January 29, 2003, the MII issued the Administrative Measures on Telecommunications Networks Code Number Resources to administer the code number resources including mobile communications network code number. According to the administrative measures, the entity shall apply to the MII for a code number to be used in the inter-provincial operations and shall apply to the relevant CAB for a separate code number for intra-provincial operations. The administrative measures specify the qualifications for a code number, required application materials and application procedures.

Specifications for Telecommunications Services

On March 13, 2005, the MII issued the Specifications for Telecommunications Services specifying the telecommunications service qualities to which all telecommunications mobile payment service providers in the PRC should conform. It also requires all telecommunications services providers to establish a sound service quality management system and make periodical reports to the relevant telecommunications authorities.

Foreign Investments in Value-added Telecommunications Services Industry

Foreign direct investment in telecommunications services industry in China is regulated under Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations. The FITE Regulations were issued by the State Council on December 11, 2001 and amended by the State Council on September 10, 2008. According to the FITE Regulations, foreign investors’ ultimate equity interests in any entity providing value-added telecommunications services in the PRC may not exceed 50%. A foreign investor must demonstrate a good track record and prior experience in providing value-added telecommunications services outside the PRC prior to acquiring any equity interest in any value-added telecommunications services business in the PRC.

On July 13 2006, the MII issued the Notice Regarding Strengthening the Administration of Foreign Investment in Operating Value-Added Telecommunications Businesses, or the MII Notice, which prohibits value-added telecommunications services operation license holders, including Trans-regional Value-added Telecommunications Services Operation License and Telecommunications Value-added Services Operation License holders, from leasing, transferring or selling their licenses to any foreign investors in any manner, or providing any resources, premises or facilities to any foreign investors for illegal operation of telecommunications services business in the PRC. The MII Notice also requires that, (1) value-added telecommunications services operation license holders or their shareholders must directly own the domain names and trademarks used by such license holders in their daily operations; (2) each license holder must have necessary facilities for its approved business operations and maintain such facilities in the regions specified by its license; and (3) all value-added telecommunications mobile payment service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MII Notice and fails to remedy such non-compliance within a designated period, the MIIT or relevant CABs may take administrative actions against such license holder, including revocation of their valued-added telecommunications services operation licenses. We provide our services through our controlled affiliated entity that own Value-added Telecommunications Services Operation Licenses. We believe our controlled affiliated entity is in compliance with the MII Notice.

Regulations Concerning the Software Development Industry

Software Products

On March 5, 2009, the MIIT issued the Administrative Measures for Software Products, or the Measures for Software Products, to regulate the development, production, sale, and import and export of software products, including computer software, software embedded in information systems and equipments, and computer software provided in conjunction with other information or technology services. Any entity or individual shall not develop, produce, sell and import or export any software product which infringes upon the intellectual property rights of third parties, contains computer viruses, endangers computer system security, is not in compliance with the software standard specification of the PRC, or contains contents prohibited under PRC laws and regulations. To that end, for any software products and services, the Measures for Software Products require registration and filing with the provincial level software registration institutions authorized to accept and review software products registration applications. Once accepted for review, the software product registration application shall be filed with and publicly announced by the MIIT, and if no objection is received within a seven-working-day publication period, a software registration number and a software product registration certificate will be granted. A software registration certificate is valid for five years and may be renewed upon expiration.

Software Enterprises

A PRC enterprise that develops one or more software products and meets the Certifying Standards and Administrative Measures for Software Enterprises (Proposed), promulgated by the MII, Ministry of Education, Ministry of Science and Technology and the State Administration of Taxation, or the SAT on October 16, 2000, can be certified as a “software enterprise.” The certification standards for software enterprises include the following:

•	the applicant shall be an enterprise established in PRC which engages in the business of computer software development and production, system integration, application service, etc.;

•

the enterprise develops one or more software products or possesses one or more intellectual property rights of software products, or provides technical services such as computer information system integration that has passed qualification and grade certification;

•	the proportion of technical staff in the work of software development and technical service shall be no less than 50% of the total staff in the enterprise;

•	the applicant shall possess relevant technical equipments and premises necessary for developing software and providing relevant services;

•	the applicant shall possess methods and ability to safeguard the qualify of the software products and the technical services;

•	the development fund for software technique and products shall be above 8% of the enterprise’s annual software income; and

•	the annual sale income of software shall be more than 35% of the total annual income of the enterprise, with the income of self-developed software more than 50% of the software sales income;

•	the enterprise has clearly-established ownership, standardized management and complies with disciplines and laws.

Enterprises that qualified as “software enterprises” are entitled to certain preferential treatments in the PRC. According to the Circular on Relevant Policies for Encouraging the Development of the Software and Integrate Circuit Industries (Circular No. 25) (2002) by the Ministry of Finance and the State Administration of Taxation, or the SAT, newly-established software manufacturing enterprises (i.e. those established after July 1, 2000) may be exempt from income tax in the first two years of profitability and enjoy 50% income taxes reduction for the next three years, such policy is known as the “Two Free, Three Half” preferential policy. On February 22, 2008, the Ministry of Finance and SAT promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or the Notice 2008 No. 1, which reiterated that a software production enterprise newly established within China may, upon certification, enjoy the Two Free, Three Half preferential treatment. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that, the software production enterprises and the integrated circuit production enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the enterprise income tax reductions and exemptions within specified periods as provided in the Notice 2008 No. 1. An enterprise which became profitable in or before 2007 and started enjoying the enterprise income tax reductions and exemptions within specified periods may continue to enjoy the relevant preferential treatment from 2008 until the expiration of the specified periods.

Regulations on Special Products for Computer Information System Safety

The manufacture and the sale of special products for computer information system safety are mainly regulated by the Protection Regulations for Computer Information System Safety of the PRC, which was promulgated by the State Council and become effective as of February 18, 1994 and the Administrative Measures for Inspection and Sales License of Special Products for Computer Information System Safety, which was promulgated by the Ministry of Public Security and became effective as of December 12, 1997. Pursuant to relevant articles in these laws and regulations, the manufacturer of special products for computer information system safety shall apply for a sales license for special products for computer information system safety before such products entering into the market and tag the mark of “Sales Permit” on a fixed place of such products. No individual or entity is allowed to sell special products for the computer information system safety without a mark of “Sales Permit.”

Foreign Investments in Software Development Industry

According to the Catalog of Industries for Guiding Foreign Investment amended in 2007, foreign investment is encouraged in the software development and production sector. As such, there are no restrictions on foreign investment in the software development industry in the PRC aside from business licenses and other permits that every software development entity in the PRC must obtain.

Regulations on Internet Domain Name and Content

Internet Domain Name

Internet domain names in the PRC are regulated by the Administrative Measures on the PRC Internet Domain Name, which were promulgated by the MII and which came into effect on December 20, 2004, and the Implementation Rules of Registration of Domain Name, which were promulgated by PRC’s domain name registrar, China Internet Network Information Center, or CNNIC and which came into effect on December 1, 2002. Domain name service organizations accept applications for network domain names; successful applicants become holders of the registered domain names after registration. A holder needs to pay operation fees on time to keep the registered domain names, otherwise the domain name registrar may revoke the domain names. In case there is any changes to the registration information of a domain name, the holder shall file the changes with the domain name registrar within 30 days after such changes. The CNNIC is responsible for the administration of .cn domain names and domain names in Chinese language. Disputes in respect of domain names are regulated by the Measures on Resolution of Disputes regarding Domain Names which were issued by CNNIC and revised on February 14, 2006, and shall be settled by organizations approved by the CNNIC.

Content of Internet Information

Provision of Internet information services in the PRC is regulated by the Administrative Measures on Internet Information Services adopted by the State Council on September 20, 2000. According to these measures, provision of Internet information services regarding news, publication, education, medical and health care, pharmacy and medical appliances are subject to examination, approval and regulation by relevant authorities responsible for regulating these sectors. Internet content providers are not allowed to provide services beyond the scope of licensed or registered. The measures also provide a list of prohibited contents on the Internet. Internet information service providers are required to monitor and censor the information on their websites, and when prohibited content is found, they shall terminate the transmission immediately, keep the relevant record and report immediately to relevant authorities.

According to these measures, commercial Internet information service providers must obtain a License for Internet Content Providers, or ICP license, in order to engage in such business. Moreover, provision of ICP services in multiple provinces, autonomous regions and centrally administered municipalities may require a trans-regional ICP license.

On November 6, 2000, the MII issued the Regulations for the Administration of Internet Electronic Notice Services to regulate the provision of information via Internet in the form of, among others, electronic bulletin boards, electronic whiteboards, electronic forums, Internet chat-rooms and message boards. The Internet electronic bulletin service providers are required to record the content and time of information released, the website or domain name in the electronic bulletin system, keep such records for at least 60 days, and to provide such information to the relevant authorities upon request.

Regulations on Technology Export

The Technology Import and Export Administrative Regulations of the PRC promulgated by the State Council on December 10, 2001 and the Regulations for the Implementation of the Trademark Law of PRC which came into effect in 2002, with effect from January 1, 2002, requires approval of imports and exports of restricted technology, and registration of contracts to import or export unrestricted technology. Software is part of the technology governed by this regime. To implement this requirement, the Administrative Measures for Registration of Technology Import and Export Contracts, or the Registration Measures, was promulgated by the Ministry of Commerce, or the MOFCOM and become effective on March 1, 2009; the Administrative Measures on Prohibited and Restricted Technology Exports, or the Technology Export Measures was jointly promulgated by the MOFCOM and the Ministry for Science and Technology and become effective on May 20, 2009, and the Administrative Measures on Prohibited and Restricted Technology Imports, or the Technology Import Measures was promulgated by the MOFCOM and become effective on March 1, 2009. Pursuant to these regulations, the technology within the prohibited list for import and/or export shall not be imported and/or exported, permit for import and/or export shall be obtained by the importer and/or exporter if the technology to be imported and/or exported are listed within the restricted list for import and/or export. For any import or export technology, the relevant department of commerce is responsible for the registration of contracts for such technology import or export.

Regulations on Intellectual Property Rights

Trademarks

Registered trademarks in the PRC are protected by the Trademark Law of the PRC which came into effect in 1982 and was revised in 1993 and 2001 and the Regulations for the Implementation of Trademark Law of PRC which came into effect in 2002. A trademark can be registered in the PRC with the Trademark Office under the State Administration for Industry and Commerce, or the SAIC. The protection period for a registered trademark in the PRC is ten years starting from the date of registration and may be renewed if an application for renewal is filed within six months prior to expiration.

Copyright

Copyright in the PRC is protected by the Copyright Law of the PRC which was promulgated in 1990 and revised in 2001 and February 2010 and the Regulation for the Implementation of the Copyright Law of the PRC which came into effect in September 2002. Under the revised Copyright Law, copyright protections have been extended to information network and products transmitted on information network. Copyrights are reserved by the author, unless specified otherwise by the laws. According to Article 16 of the Copyright Law, if a work constitutes “work for hire”, the employer, instead of the employee, is considered the legal author of the work and will enjoy the copyrights of such “work for hire” other than rights of authorship. “Works for hire” include, (1) drawings of engineering designs and product designs, maps, computer software and other works for hire, which are created mainly with the materials and technical resources of the legal entity or organization with responsibilities being assumed by such legal entity or organization; (2) those works the copyrights of which are, in accordance with the laws or administrative regulations or under contractual arrangements, enjoyed by a legal entity or organization. The actual creator may enjoy the rights of authorship of such “work for hire.”

A copyright owner may transfer its copyrights to others or permit others to use its copyrighted works. Use of copyrighted works of others generally requires a licensing contract with the copyright owner. The protection period for copyrights in the PRC varies, with 50 years as the minimum. The protection period for a “work for hire” where a legal entity or organization owns the copyright (except for the right of authorship) is 50 years, expiring on December 31 of the fiftieth year after the first publication of such work.

Measures for the Registration of Computer Software Copyright

In China, holders of computer software copyrights enjoy protections under the Copyright Law. China’s State Council and the State Copyright Administration have promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights, exclusive licensing and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches is encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registered copyrights holders. For example, the registration certificate is proof of protection.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends in foreign-invested enterprises include the Foreign-invested Enterprise Law promulgated by the Standing Committee of the National People’s Congress, as amended on October 31, 2000, and the Implementation Rules of the Foreign-invested Enterprise Law issued by the State Council, as amended on April 12, 2001.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective net profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. Foreign-invested enterprises are not allowed to distribute profits until deficits of previous fiscal years have been made up.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, as long as true and lawful transaction basis is provided, but not for capital account items, such as capital transfer, direct investments, loans, repatriation of investments, investments in securities and derivatives outside of the PRC, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involve the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals must be transacted upon approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE promulgated the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, or Circular 78. Under Circular 78, PRC citizens who participate in stock incentive plans or equity compensation plans by an overseas publicly listed company are required to engage a PRC agent through the PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE.

Regulations on Offshore Financing

On October 21, 2005, the SAFE issued Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, which became effective as of November 1, 2005. Under Circular 75, PRC residents, who use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, are required to register with local SAFE branches with respect to their overseas investments in offshore companies. PRC residents are also required to file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in the PRC to guarantee offshore obligations.

Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant onshore company, including higher requirement for registered capital, restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. Under relevant regulations, our PRC resident founders are required to register their investments in our company with the SAFE.

Tax Regulations

Income Tax

On March 16, 2007, the PRC National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the New EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Pursuant to the Notice of the State Council Regarding the Implementation of Transitional Preferential Policies for Enterprise Income Taxes issued on December 26, 2007, enterprises established prior to March 16, 2007, eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. In addition, certain enterprises may still benefit from income tax exemptions and reductions under the new tax law if they meet the definition of a “software enterprise”, or a preferential tax rate of 15% under the new tax law if they meet the definition of “high and new technology enterprises.”

Furthermore, under the New EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.”

The New EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate.

Labor Protection

Pursuant to the Employment Contracts Law of the People’s Republic of China, or ECL, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and became effective on January 1, 2008 and the Implementing Regulations of the PRC Employment Contracts Law promulgated and effective on September 18, 2008, an employer establishes an employment relationship with an employee from the date when the employee is put to work, and a written employment contract shall be entered into on this same day. If an employment relationship has already been established with an employee but no written employment contract has been entered into simultaneously, a written employment contract shall be entered into within one month from the date the employee commences work. If an employer fails to enter into a written employment contract with an employee for more than one month but less than one year as of the date on which the employment commences, it shall pay the employee twice his/her salary for each month of that period and rectify the situation by subsequently entering into a written employment contract with the employee. If the employee refuses to enter into the written contract with the employer, the employer shall issue a written notice to the employee to rescind the employment relationship, and pay severance to the employee in accordance with relevant provisions of the ECL.

C.	Organizational Structure

The following diagram illustrates our corporate structure:

(1)	Beijing Technology is our consolidated affiliated entity established in China and is 52.00% owned by our chairman and co-chief executive officer, Dr. Henry Yu Lin, 33.25% owned by one of our directors, Xu Zhou and 14.75% owned by Dr. Vincent Wenyong Shi, our chief operating officer. The three shareholders of Beijing Technology are the three founders of our company. We effectively control Beijing Technology through contractual arrangements.

D.	Property, Plants and Equipment

Our principal executive offices are located on premises comprising approximately 1,076.4 square meters at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing, China, which we lease from an unrelated third party. We plan to renew our lease when it expires in April 2018. The premises are shared by our NetQin Beijing and Beijing Technology. The lessor of the leased premises in Beijing has valid title to the property. We believe that our existing facilities are adequate for our current and foreseeable requirements.

We also lease an aggregate of approximately 527.5 square meters of office space in Taipei, Hong Kong and San Jose, California, all from unrelated third parties.

We made capital expenditures of $0.4 million, $0.6 million, and $2.3 million for the years ended December 31, 2009, 2010 and 2011 respectively. Our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

See footnotes 6 and 7 to our financial statements for further information about our property and equipment and intangible assets.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are a leading software-as-a-service, or SaaS provider of consumer-centric mobile Internet services focusing on security and productivity. A study conducted by SinoMR Research and dated February 2012 indicated that our market share was approximately 62.8% as of December 31, 2011. We provide a comprehensive suite of mobile Internet services that protect mobile users from security threats and enhance their productivity. As of December 31, 2011, the number of registered user accounts for our services reached approximately 146.7 million in over 100 countries, representing a sizeable share of the fast-growing market for mobile Internet services. Our technological innovation and global significance have been widely recognized through distinctions such as the 2011 Technology Pioneer Award bestowed by the Davos World Economic Forum in September 2010.

We provide users a comprehensive suite of mobile security and productivity applications for mobile devices. We offer our mobile Internet services to users in China and overseas through our innovative Freemium service business model. Our cloud-client computing platform combines our cloud-side mobile security knowledge repository and our client-side applications to provide mobile anti-malware, anti-spam, privacy protection, data backup and restore and other services to users worldwide. Leveraging our cloud-side resources, we believe we have compiled one of the largest, most comprehensive mobile security knowledge repositories in the world, including mobile malware, spam messages, malicious websites and other threats. In addition, we offer user-centric client-side mobile security and productivity applications optimized for mobile devices. Our industry-leading mobile security knowledge repository grows continually as new security threats are identified through our own technology or through the contribution of security knowledge from our users and mobile ecosystem participants. As a result, as we grow our user base and open our platform to more mobile ecosystem participants, our platform becomes increasingly more powerful, which we believe presents a significant entry barrier to potential competitors.

Since our inception, we have focused on building a large and engaged user base. Our cumulative registered user accounts as of December 31, 2009, 2010 and 2011 were 35.6 million, 71.7 million, an 146.7 million, respectively. Our average monthly active user accounts for the three months ended December 31, 2009, 2010 and 2011 were 12.0 million, 25.4 million and 52.3 million, respectively, and our average monthly paying user accounts for the three months ended December 31, 2009, 2010 and 2011 were 1.1 million, 3.2 million and 5.6 million, respectively. Substantially all of our users are smartphone users, which we believe have attractive demographic characteristics.

We generate revenues primarily through the sale of user subscriptions to our premium mobile Internet services. Our total net revenues increased from $5.3 million in 2009 to $17.7 million in 2010 and to US$40.7 million in 2011. We incurred a net loss of $5.2 million in 2009 and $9.8 million in 2010 and achieved net income of $10.3 million in 2011.

We incur significant share-based compensation expenses during the course of our business. In 2011, we granted options to purchase an aggregate of 18,086,325 common shares in our company as well as 1,075,000 restricted shares to various officers, employees, consultants and business partners, including the granting of options to purchase 8,020,000 common shares to Dr. Henry Yu Lin, chairman of the board of directors and co-chief executive officer, Dr. Vincent Wenyong Shi, a director and chief operating officer of our company, and Ying Han, an independent director, in February 2011. We incurred $1.2 million, $12.6 million and $10.7 million in share-based compensation expenses for the fiscal year ended December 31, 2009, 2010 and 2011, respectively, and the granting or acceleration of our share-based awards will materially and adversely affect our financial results in the periods over the vesting period of the newly granted options and restricted shares.

Our results of operations are affected by PRC laws, regulations and policies relating to value-added telecommunications services. Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services in China, we rely on a series of contractual arrangements with Beijing Technology to conduct our business in China. We do not hold equity interests in Beijing Technology or its subsidiary. As a result of these contractual arrangements, we are the primary beneficiary of Beijing Technology and treat it as our consolidated affiliated entities under U.S. GAAP.

Factors Affecting Our Results of Operations

Our results of operations are affected by, among others, the following factors:

The growth of the mobile security and productivity industry

Our business and prospects depend on the continued development of the mobile security and productivity industry in China and abroad. As a new industry, the mobile security and productivity industry has only begun to experience substantial growth in recent years in terms of number of users and revenues. The growth of the mobile security and productivity industry is affected by numerous factors, such as users’ general communication experience, technological innovations, development of smartphones and other mobile devices, development of mobile Internet and Internet-based mobile telecommunication services, regulatory changes, and the macroeconomic environment.

Our ability to expand our user base

Our business is significantly affected by the overall size of our user base, which in turn is determined by, among other factors, (i) user experience of our services and products, (ii) our relationships with key players in the mobile ecosystem such as wireless carriers, handset manufacturers, chipmakers, distributors and retailers and third-party payment processors, (iii) the expansion of our business into overseas markets and (iv) the expansion of our target user base beyond smartphone users to mobile tablets and other Internet-enabled mobile devices.

Our ability to monetize our user base

Our revenues and results of operations depend to a large extent on our ability to monetize our user base. Our Freemium service business model provides users with free services and the ability to choose a selection of premium, fee-charging services to meet their individual needs. We aim to turn more registered user accounts into paying user accounts through up-selling and cross-selling our premium services, among others, the success of which is affected by our ability to continually improve and promote our existing premium products and services, develop and introduce new services and features meeting user needs, and enhance user experience. In addition, our ability to monetize our user base is affected by our pricing power, which in turn depends on various factors such as local consumption levels, market prices for mobile applications, recognition and acceptance of our brand and services, and competition.

Our ability to continue to develop and offer new mobile security and productivity services

We generate revenues primarily through user subscriptions of our premium mobile security and productivity services, which substantially depends on our ability to continue offering services and products that meet the changing requirements of our users and appropriately price our services and products. As the mobile security and productivity industry evolves and user preferences for mobile security and productivity services and products change, our results of operations depend on our ability to continually research, develop and update our products and services to meet user needs and offer such products at competitive prices. As the industry continues to evolve, we need to introduce products and services which provide competitive advantages over other competing products which may enter the market.

Our ability to control our cost of revenues and operating expenses

Our cost of revenues includes, among others, user acquisition costs and payments to mobile payment service providers. We pay third parties a fee for each registered user account acquired through them. With our enhanced brand and established market position, we expect the viral marketing channel to become an increasingly important user acquisition channel in our existing markets and, consequently, payments to third parties in connection with user acquisition as a percentage of our total net revenues to decrease over time. In addition, we cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users. If we cooperate with wireless carriers through mobile payment service providers, we share the revenues with the mobile payment service providers and the revenue attributed to the mobile payment service provider will be recognized as cost of revenues. We expect payments to mobile payment service providers as a percentage of our total net revenues to decrease as we have increasingly cooperated with wireless carriers directly.

Our operating expenses include selling and marketing expenses, general and administrative expenses, and research and development expenses. Our total operating expenses increased from 2009 to 2011, as our business expanded rapidly in its early years and we hired more personnel and incurred more expenses to support marketing and research and development efforts. We expect that our operating expenses, excluding the non-cash share based compensation expenses, will continue to increase but in the longer term will decrease as a percentage of our total net revenues as we achieve economies of scale. Our results of operations are and will continue to be affected by our ability to control our cost of revenues and operating expenses.

Foreign Exchange Risks

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Discussion of Selected Statements of Operations Items

Net Revenues

We recognize revenues net of business tax and related surcharges. We derive our net revenues primarily from premium mobile Internet services. We focus on mobile security and productivity services and provide for free the basic functions of such services, such as the malware scanning, anti-spam, contact back-up and restore functions. We charge our users a subscription fee for subscribing to our premium services, such as access to continual updates of our virus library and advanced privacy protection services, on a monthly, three-month, six-month or twelve-month basis. We also charge our users for virus library updates on a pay-per-use basis. In addition, we derive a small portion of our net revenues from other sources, such as secured download and delivery services for mobile applications produced by third parties and providing technology development services to third parties.

We collect net revenues from premium mobile Internet services through three payment channels. First, we cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users. In this payment channel, wireless carriers charge a fixed percentage of the total user payment as a fee primarily for billing and collection services. We recognize net revenues excluding the fees retained by wireless carriers. If we cooperate with wireless carriers through mobile payment service providers, we pay a fee to the mobile payment service providers and the amounts attributed to mobile payment service providers are recognized as costs of revenues. Second, we sell prepaid cards to customers through independent distributors and recognize net proceeds from the distributors as net revenues. Third, users can subscribe for our services directly through our website and make payments through third-party payment processors. We recognize the proceeds collected through third-party payment processors as net revenues. The service fees charged by third-party payment processors are recognized as cost of revenues. See “— Critical Accounting Policies — Revenue Recognition and Deferred Revenue.”

The following table sets forth the principal components of our net revenues by amount and as a percentage of our total net revenues for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	$	%	$	%	$	%
	(in thousands of dollars, except for percentages)
Premium mobile Internet services	5,014	95.3	15,268	86.3	36,202	89.0
Other services	250	4.7	2,427	13.7	4,469	11.0

Total net revenues	5,264	100.0	17,695	100.0	40,671	100.0

Net revenues from premium mobile Internet services increased significantly from 2009 to 2010 and from 2010 to 2011, due primarily to (i) the growth of our paying user accounts, which in return reflected the growth of our registered and active user accounts and their increased use of our premium services, (ii) an increase in our overseas paying user accounts as a percentage of our total paying user accounts, as our overseas paying user accounts generally have higher net revenues per user account, and (iii) to a lesser extent, an increase in the subscription fee rates of our Mobile Anti-virus and Mobile Manager services for new users in China since the fourth quarter of 2009. We price our products and services based on various factors, including, among other things, local consumption levels, market prices for mobile applications, recognition and acceptance of our brand and services, and competition.

Overseas users account for an increasing portion of our net revenues as we further expand our presence in overseas markets. Net revenues attributable to overseas users as a percentage of our total net revenues increased from 21.0% in 2009 to 35.1% in 2010 to 43.4% in 2011.

We launched the secured download and delivery services for mobile applications produced by third parties in the fourth quarter of 2009. Net revenues from such services, which are recorded in other revenues, increased substantially in 2010 and 2011 with increased use of these services by our users.

Cost of Revenues

Cost of revenues primarily consists of: (i) payments to third parties in connection with user acquisition, (ii) salaries and benefits for employees that provide customer services and other support directly related to our products and services, and (iii) payments paid to or retained by mobile payment service providers and third-party payment processors.

We acquire users primarily through viral marketing, or word-of-month marketing, pre-installation and online download. We provide online downloads of our products and services via various third-party websites, including online advertising networks, Internet portals and mobile application stores. We pay such third parties a fee for each registered user account acquired through them. Payments to these third parties increased from 2009 to 2010 and from 2010 to 2011 as we acquired more registered user accounts through them during these periods. With our enhanced brand and established market position, we expect the viral marketing channel to become an increasingly important user acquisition channel in existing markets and, consequently, payments to third parties in connection with user acquisition as a percentage of our total net revenues to decrease over time. We also pay fees to handset manufacturers to pre-install our applications on their handsets.

Salaries and benefits for employees that provide customer services and other support directly related to our products and services increased from 2009 to 2010 and from 2010 to 2011, primarily reflecting the expansion of customer services and product support teams.

We cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users. If we cooperate with wireless carriers through mobile payment service providers, we pay a fee to the mobile payment service providers and the amounts attributed to mobile payment service providers are recognized as costs of revenues. Substantially all of our net revenues were collected through wireless carriers and mobile payment service providers in 2009, approximately 60% of our net revenues were collected through wireless carriers and mobile payment service providers in 2010, and approximately 40.2% of our net revenues were collected through wireless carriers and mobile payment service providers in 2011. Net revenues collected through our top mobile payment service provider, Yidatong, contributed 20.0%, 21.4% and 25.8% of our total net revenues in 2009, 2010 and 2011, respectively. Yidatong charges us a lower fee rate than other mobile payment service providers through which we cooperate with wireless carriers. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We depend on wireless carriers and mobile payment service providers as well as other third party service providers for the collection of a substantial portion of our revenues, and any loss or deterioration of our relationship with wireless carriers or, mobile payment service providers or any of these third-party service providers may result in disruptions to our business operations and the loss of revenues.” The remaining net revenues were collected through prepaid cards and third-party payment channels including Alipay in China, Paypal overseas and also UnionPay, credit cards and debit cards in general. Having prepaid cards and third-party payment channels further diversifies our payment channels and reduces our dependence on existing wireless carriers and mobile payment service providers. Because we recognize net proceeds from the prepaid card distributors as net revenues, using the prepaid card payment channel to collect revenues has also decreased our cost of revenue. In 2011, a larger portion of our net revenues was collected through prepaid cards and third-party payment channels as compare to that of 2010 and 2009.

Cost of revenues also includes an allocation of our share-based compensation charges. See “— Critical Accounting Policies — Share-based compensation.”

Operating Expenses

Our operating expenses consist of (i) selling and marketing expenses, (ii) general and administrative expenses, and (iii) research and development expenses. We expect our operating expenses to continue to increase as our business grows. The following table sets forth the components of our operating expenses by amount and as a percentage of total operating expenses for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	$	%	$	%	$	%
	(in thousands of dollars, except for percentages)
Selling and marketing expenses	3,344	42.9	4,436	20.0	7,955	29.4
General and administrative expenses	2,139	27.4	14,750	66.6	14,024	51.8
Research and development expenses	2,312	29.7	2,959	13.4	5,095	18.8
Total operation expenses	7,795	100.0	22,145	100.0	27,074	100.0

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of marketing and promotional expenses and salaries, benefits and commissions for our sales and marketing personnel.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our general and administrative personnel. We expect our general and administrative expenses to increase in the future as our business continues to grow and we incur increased costs related to complying with our compliance and reporting obligations under the U.S. securities laws as a public company.

Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits for research and development personnel. We expect our research and development expenses to increase as we intend to hire more research and development personnel to increase performance levels of existing products and services and develop new products and services.

Operating expenses also include an allocation of our share-based compensation charges. See “— Critical Accounting Policies — Share-based compensation.”

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that our accounting policies with respect to revenue recognition, share-based compensation, impairment of long-lived assets, income taxes and investment in an associate company represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included elsewhere in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and/or service has been performed, the price is fixed or determinable and collection is reasonably assured. Revenue is recorded net of business tax and related surcharges.

Revenues presented in the consolidated statements of operations include revenues from premium mobile Internet services and other services.

Premium Mobile Internet Services

Premium mobile Internet services revenues are derived principally from providing premium security and productivity services to end users. The basic functions of mobile security and productivity services, including anti-virus, anti-malware, anti-spam, privacy protection, data backup and recovery are free of charge. The software providing the basic service is offered to end users through pre-installation on mobile handsets or free downloads from mobile Internet websites or our website. Customers are charged for updating the anti-virus database on a pay-per-use basis or for subscribing to the premium security and productivity services including continuous update of anti-virus basis, continuous update of the semantics of anti-spam, and advanced privacy protection on a monthly, three-month, six-month, or twelve-month basis. We recognize revenue for premium services considered to be software-related (e.g., mobile security services) in accordance with industry specific accounting guidance for software and software related transactions. For premium services where the customer does not take possession of a fully functioning software (e.g., mobile productivity services), we recognize revenue pursuant to ASC 605, Revenue Recognition. Provided collectability is probable, revenue is recognized over the usage period which is the same for software-related services and services where software is incidental to the provision of the services. Basic functions and customer support are provided to end users free of charge, whether they subscribe to our services or not. Customer arrangements may include premium security and productivity services which are multiple elements. Revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element. Fair value is generally determined by vendor specific objective evidence (“VSOE”). In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standard for multiple deliverable revenue arrangements, which provided updated guidance on whether multiple deliverables exist, how deliverables in an arrangement should be separated, and how consideration should be allocated. This standard eliminates the use of the residual method and requires arrangement consideration to be allocated based on the relative selling price for each deliverable. The selling price for each arrangement deliverable can be established based on VSOE or third-party evidence (“TPE”) if VSOE is not available. The new standard requires the application of an estimate of selling price (“ESP”) if neither VSOE nor TPE is available. On January 1, 2011, we adopted ASU 2009-13 on a prospective basis for applicable transactions originating or materially modified after December 31, 2010. The adoption of this standard did not have a significant impact on our revenue recognition for multiple deliverable arrangements. For all the periods presented, the usage period for the elements in arrangements that include multiple elements is the same. No allocation was performed as there is no impact from the allocation on revenue recognized.

Revenue for pay-per-use services is recognized on a per use basis when the update is made. Revenue for the subscription services is recognized on a straight-line basis over the estimated service period provided all revenue recognition criteria have been met.

The payment channels include wireless carriers and mobile payment service providers, prepaid cards, and third-party payment processors. These three payment channels are used in both China and overseas markets.

Wireless Carriers and Mobile Payment Service Providers

We contract with mobile payment service providers, which in turn contract with wireless carriers, to provide the mobile Internet services to end users. In China, mobile payment service providers have the exclusive licenses to contract with wireless carriers in offering mobile Internet services to the customers and they are only responsible for billing and collection from wireless carriers as intermediaries. We, via mobile payment service providers, cooperate with wireless carriers to provide mobile Internet services to the customers and wireless carriers’ role primarily includes billing and collection services. Under certain circumstances, we also act as a mobile payment service provider ourselves and contract directly with wireless carriers. Fees paid for premium service are charged to the customers’ telephone bills and shared with mobile payment service provider and us, after the wireless carriers’ deduction of their own service charges. Each party’s share of total billings is fixed pursuant to the co-operative arrangements between mobile payment service provider and us.

We recognize and report our premium mobile Internet services revenues on a gross basis, based on our and mobile payment service providers’ portions of the gross billing to customers under these co-operative arrangements, as we have the primary responsibility for accepting the contract and fulfilling obligations under the premium mobile Internet services, we determine the price and product specifications, and we have full discretion in selecting mobile payment service providers; and thus we are considered to be the principal in the transaction. The amounts attributed to mobile payment service providers’ share are recognized as costs of revenues.

We recognize our revenues net of the amounts retained by the wireless carriers. We do not enter into the arrangements directly with the wireless carriers except when we act as a mobile payment service provider ourselves. Wireless carriers determine the percentage they charge for premium mobile Internet services, and from the customer’s perspective, we believe the service is viewed as provided jointly by wireless carriers and us. Accordingly, in these cases, we believe we and the wireless carriers do not act as each other’s agents. Therefore, the revenues recognized are net of the amounts retained by the wireless carriers.

To recognize premium mobile Internet services revenues, we rely on wireless carriers and mobile payment service provider to provide us with the billing confirmations for the amount of services they have billed to their mobile customers. At the end of each reporting period, when the wireless carriers or mobile payment service providers have not provided us the monthly billing confirmations, we use information generated from our internal system as well as the historical data to estimate the amount of collectable premium mobile Internet services fees and to recognize revenue. Historically, there have been no significant adjustments to the revenue estimates.

Prepaid Cards

We sell prepaid cards to customers through independent distributors. Those independent distributors will sell the prepaid cards directly to the end customers. Customers can then use the prepaid cards to subscribe to the premium services. Once the customers activate the premium service using the prepaid card, we start to recognize its revenues on a straight-line basis over the estimated service period. As we do not have control of, and generally does not know, the ultimate selling price of the prepaid cards sold by the distributors, net proceeds from the distributors are used to record our revenues.

Third Party Payments

The customer can subscribe to our premium services directly through our website, with billing and payment being handled by third-party payment processors. Under these circumstances, we have the primary responsibility for accepting and fulfilling our obligations, and therefore recognize the revenue on a gross basis. The service fees charged by third-party payment processors are recognized as costs of revenue.

Other Services

Other services revenues are derived principally from fees paid by third party business partners for referring customers to them and providing technology development service. We recognize referral revenue when the referral occurs and the technology development revenue when the performance is completed.

Impairment of Long-Lived Assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of long-lived assets was recognized for any of the periods presented.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. We review the accounts receivable on a periodic basis and make specific allowances based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. If any of our intermediaries with significant outstanding accounts receivable balances were to become insolvent or unable to make payments in a timely manner, or refuse to pay us, we would have to make further provisions or write off the relevant amounts if the potential for recovery is considered remote. No significant allowance has been provided on accounts receivable for the periods presented.

Share-Based Compensation

On June 7, 2007, our board of directors passed a resolution to adopt the 2007 Global Share Plan. The 2007 Global Share Plan provides for the granting of options to selected employees, directors, and non-employee consultants to acquire common shares of our company at an exercise price as determined by our board or the administrator appointed by the board at the time of grant. The maximum number of common shares in respect of which options may be granted under the 2007 Global Share Plan is 44,415,442. The following table sets forth the options granted under the 2007 Global Share Plan that were outstanding as of February 29, 2012.

Date of Option Grant	Options Granted	Exercise Price ($)	Intrinsic Value (1) ($)	Weighted-Average Fair Value of Options ($)	Fair Value of Common Shares ($)	Type of Valuation
August 8, 2007	620,000	0.07	1.398	0.040	0.062	Retrospective
November 8, 2007	150,000	0.07	1.398	0.088	0.124	Retrospective
February 8, 2008	325,995	0.25	1.218	0.072	0.136	Retrospective
August 8, 2008	230,525	0.25	1.218	0.092	0.163	Retrospective
April 8, 2009	1,834,364	0.25	1.218	0.132	0.221	Retrospective
December 8, 2009	688,602	0.25	1.218	0.197	0.307	Retrospective
August 8, 2010	1,200,903	0.40	1.068	0.262	0.447	Retrospective
November 8, 2010	160,635	0.40	1.068	0.672	0.939	Contemporaneous
December 15, 2010	3,080,000	0.40	1.068	1.272	1.550	Contemporaneous
February 28, 2011	8,020,000	1.52	—	1.620	2.170	Contemporaneous
March 15, 2011	917,942	1.52	—	1.469	2.190	Contemporaneous

Total	17,228,966

(1)	As determined based on the difference between the exercise price of the options and our closing stock price on February 29, 2012 of $7.34 per ADS, or $1.47 per Class A common share as of that date.

On March 15, 2011, the Board of Directors of the Company passed a resolution to adopt the 2011 Share Incentive Plan (the “2011 Share Plan”) that provides for the granting of options to acquire common shares, restricted shares or restricted share units of the Company to selected employees, directors, and non-employee consultants at an exercise price as determined by the Board or the administrator appointed by the Board at the time of grant. Subject to Article 9 and Section 3.1(b) of the 2011 Share Plan, the maximum aggregate number of shares which may be issued pursuant to all awards (option, restricted share or restricted share unit award granted pursuant to the 2011 Share Plan) shall be 13,000,000 plus an annual increase on the first day of each fiscal year, beginning in 2012, equal to the result of 13,000,000 minus the total number of shares underlying the options or other awards granted in the preceding year that remain outstanding; or such lesser amount of Shares as determined by the Board. The following table sets forth the options granted under the 2011 Share Plan that were outstanding as of February 29, 2012.

Date of Option Grant	Options Granted	Exercise Price ($)	Intrinsic Value (1) ($)	Weighted-Average Fair Value of Options ($)	Fair Value of Common Shares ($)	Type of Valuation
June 13, 2011	3,388,000	0.80	0.668	0.460	0.804	Contemporaneous
June 13, 2011	250,000	0.80	0.668	0.530	0.804	Contemporaneous
November 2, 2011	1,000,000	0.91	0.558	0.833	1.090	Retrospective
December 22, 2011	1,318,000	0.95	0.518	0.541	0.968	Contemporaneous
December 22, 2011	1,200,000	0.95	0.518	0.625	0.968	Contemporaneous
December 22, 2011	120,000	0.95	0.518	0.492	0.968	Contemporaneous
December 22, 2011	1,337,500	0.95	0.518	0.711	0.968	Contemporaneous

Total	8,613,500

(1)	As determined based on the difference between the exercise price of the options and the closing price of $7.34 per ADS, or $1.47 per Class A common share as of February 29, 2012.

Based on our closing stock price on February 29, 2012 of $7.34 per ADS, or $1.47 per Class A common share, the aggregate intrinsic value of our total outstanding share options as of February 29, 2012, which amounted to options to purchase 25,842,466 common shares, would be $14.6 million.

Share-based compensation expense for all share-based awards granted to employees is determined based on the grant date fair value of the award and are recognized as an expense using graded vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

We account for awards to non-employee consultants are measured at fair value at the earlier of the commitment date or the date the services are completed. Generally, the measurement date of the fair value of the awards we issued is the date on which the non-consultant’s performance is completed. These awards are remeasured at each reporting date using the fair value as at each period end until the measurement date. The expense is recognized using the graded vesting method. Changes in fair value between the interim reporting dates are attributed in the same manner used to recognize the original compensation cost.

In determining the fair value of our equity instruments, we referred to valuation reports prepared by an independent third-party appraisal firm, based on data we provided. The valuation reports provided us with guidelines in determining the fair value of the equity instruments, but the determination was made by our management. Management also performed valuation on certain batches of awards in late 2011 taking similar approach adopted by the independent third-party appraisal firm.

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2009, 2010 and 2011 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expense we recognize in our consolidated financial statements.

We estimated the risk-free rate based on the yield to maturity of China Sovereign bond denominated in U.S. dollars as at the option valuation date. Exercise multiple is estimated as the ratio of fair value of stock over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Multiples of two to three were used for the valuation analysis of employee options granted. Life of the stock options is the expected remaining contract life of the option. Based on the option agreement, the contract life of the option is 10 years commencing from the option granted date, at each valuation date, the remaining life of option should be the life between the valuation date and the expiry date of option. The expected volatility at the date of grant date and each option valuation date was estimated based on historical volatility of comparable companies for the period before the grant date with length commensurate with the life of the options. We have no history or expectation of paying dividends on our common shares.

If factors change and we employ different assumptions for estimating share-based compensation expenses in future periods or if we decide to use a different valuation model, our share-based compensation expenses in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The fair value of our common shares is based on the closing prices of the Company’s publicly traded shares for all awards granted after our initial public offering while prior to our initial public offering, as a private company with no quoted market in our common shares, we had to estimate the fair value of our common shares at the relevant grant dates for employee options and at each reporting date for non-employee options. The determination of the fair value of our common shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

In determining the fair values of our common shares as of each award grant date prior to our initial public offering, three generally accepted approaches to value were considered: cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of a company as a going concern, as it does not capture the future earning potential of the business. The comparability of our peer companies’ financial metrics and the relevance of the market approach were also considered low since our target market and stage of development are different from those of the publicly listed companies in the same industry. In view of the above, we determined that the income approach is the most appropriate method to derive the fair values of our common shares. In addition, we took into consideration of the guidance prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The income approach involves applying appropriate discount rates to estimated cash flows that are subject to a number of assumptions. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The risks associated with achieving the estimated cash flow were assessed in selecting the appropriate discount rates, which had been determined to be 35%, 34%, 33%, 31%, 30%, 30%, 27% and 23% as of February 8, 2008, August 8, 2008, December 31, 2008, April 8, 2009, September 30, 2009, December 8, 2009, August 8, 2010 and November 8, 2010, respectively. The discount rates were based on the estimated market required rate of return for investing in our company, or weighted average cost of capital, or WACC, which was derived by using the Capital Asset Pricing Model, a method that market participants commonly use to price securities. The change in WACC was the combined result of the changes in the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

A discount for lack of marketability, or DLOM, was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, DLOM of 33%, 33%, 33%, 32%, 31%, 30%, 20% and 15% were used for the valuation of our common shares as of February 8, 2008, August 8, 2008, December 31, 2008, April 8, 2009, September 30, 2009, December 8, 2009, August 8, 2010 and November 8, 2010, respectively.

The option-pricing method was used to allocate equity value of our company to preferred and common shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The volatility of our shares was estimated based on the historical volatility of comparable listed companies’ shares. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.

Determining the value of our share-based compensation expenses requires the input of highly subjective assumptions, including the expected life of the share-based awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future.

Income Taxes

Current income tax are provided on the basis of income for financial reporting purpose, adjusted for income and expense items which are not assessable or deductible for income tax purpose, in accordance with the regulations of the relevant tax jurisdictions, deferred income taxes are accounted for using the liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred assets are operating loss carryforwards generated by our PRC subsidiary and VIE due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2009 and 2010, we recognized a total valuation allowance of $0.4 million and $0.5 million, respectively, As of December 31, 2011, a total valuation allowance of $1.2 million was recognized against deferred tax assets. If we subsequently determine that all or a portion of the carryforwards are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

We adopted the guidance on accounting for uncertainty in income taxes on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We did not have any adjustment to the opening balance of retained earnings as of January 1, 2008 as a result of the implementation of the guidance. We did not have any interest and penalties associated with tax positions for the years ended December 31, 2009, 2010 and 2011. As of December 31, 2009 and 2010 and 2011, we did not have any significant unrecognized uncertain tax positions.

Accounting for Investments in an Associate Company

In 2010, we signed agreements with Beijing Feiliu, under which we paid $2.5 million to Beijing Feiliu in exchange of (i) 33% of equity interest in Beijing Feiliu, and (ii) the commitment by Beijing Feiliu to obtain new users for us free of charges for two years. We believe this commitment represents a future benefit to us as customer acquisition costs would have been incurred by us to obtain these users. We estimate separately the fair value of our equity investment and the fair value of the prepaid customer acquisition cost.

For the fair value of equity investment, we engaged an independent third party appraiser, to assist in the assessment. The cost approach was not applied as it tends to understate the value of business with great earning potential. As Beijing Feiliu is a loss making, new start-up company, detailed financial projections of the Company beyond one year could not be developed. Therefore, the income approach cannot be used to generate a meaningful valuation result. We only use the guidance company method of the market approach to assess the fair value of Beijing Feiliu.

Under guidance company method, financial ratios of comparable companies are analyzed to determine a value for the subject company. This method also employs market price data of stocks of corporations engaged in the same or a similar line of business as that of the subject company. We have identified six comparable companies whose business nature is similar to that of Beijing Feiliu and whose stocks of these corporations are actively traded in a public, free, and open market, either on an exchange or over-the-counter. We have calculated different value measures or market multiples of the guideline companies to induce a series of multiples that are considered representative of the industry average. Then, we applied the relevant industry multiplies to the subject company to determine a value for Beijing Feiliu. We calculated one-year leading enterprise value, or EV, to sales, EV to earnings before interest and tax, EBIT, and P/E multiples of the above six comparable companies when applicable. The multiples of the guideline companies was computed based on their market capitalization as of the Valuation Date, and the estimation of their 2011 net profit, EBIT and sales extracted from the market consensus estimates. We have also considered the multiple adjustments to address the difference between the guideline companies and Beijing Feiliu Based on the Guideline Company Method, we come up with the equity value of Beijing Feiliu on a non-controlling and non-marketable basis. Since Feiliu is private and has no liquid market for its stock, its stock should worth less than an otherwise comparable stock listed in public markets, i.e. non-marketable stock should have a discount to marketable stock. Therefore we have considered a lack of marketability discount when pro-rating the estimated 100% equity value of Beijing Feiliu to the value of 33% equity interest of Beijing Feiliu.

For the fair value of prepaid customer acquisition cost, we evaluated and analyzed the customer acquisition cost that the Company paid to independent third parties for activities that are similar to the customer acquisition activity Beijing Feiliu was providing to the Company. Based on the above evaluation and analysis, we have determined the average customer acquisition cost per user and multiplied it by the number of users to be developed as described in the agreement between Beijing Feiliu and us.

Based on the relative fair value of equity investment and prepaid customer acquisition cost, we allocated $1.0 million as equity investment and $1.5 million as prepaid customer acquisition cost.

Results of Operations

The following table sets forth a summary of our consolidated results of operations as a percentage of revenue for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2009		2010		2011
	$	% of Net Revenues	$	% of Net Revenues	$	% of Net Revenues
	(in thousands of dollars, except for percentages)
Net Revenues:
Premium mobile Internet services	5,014	95.3	15,268	86.3	36,202	89.0
Other services	250	4.7	2,427	13.7	4,469	11.0

Total net revenues	5,264	100.0	17,695	100.0	40,671	100.0
Cost of revenues (1)	(2,812)	(53.4)	(5,193)	(29.3)	(8,057)	(19.8)

Gross profit	2,452	46.6	12,502	70.7	32,614	80.2
Operating expenses:
Selling and marketing expenses (1)	(3,344)	(63.5)	(4,436)	(25.1)	(7,955)	(19.6)
General and administrative expenses (1)	(2,139)	(40.6)	(14,750)	(83.4)	(14,024)	(34.5)
Research and development expenses (1)	(2,312)	(43.9)	(2,959)	(16.7)	(5,095)	(12.5)

Total operating expenses	(7,795)	(148.0)	(22,145)	(125.2)	(27,074)	(66.6)

(Loss)/Income from operations	(5,343)	(101.4)	(9,643)	(54.5)	5,540	13.6
Interest income	159	3.0	234	1.3	1,342	3.3
Realized gain/(loss) from available-for-sale investments	47	0.9	(102)	(0.6)	29	0.1
Foreign exchange (losses)/gains, net	(2)	—	(46)	(0.3)	3,011	7.4
Other (expense)/income, net	(12)	(0.2)	135	0.8	306	0.8

(Loss)/Income before income taxes	(5,151)	(97.7)	(9,422)	(53.3)	10,228	25.1
Income tax expense	—	—	(401)	(2.3)	(97)	(0.2)
Share of (loss)/profit from an associate	—	—	(7)	—	119	0.3

Net (loss)/income	(5,151)	(97.7)	(9,830)	(55.6)	10,250	25.2

(1)	Share-based compensation expenses included in:

	For the Year Ended December 31,
	2009		2010		2011
	$	% of Net Revenues	$	% of Net Revenues	$	% of Net Revenues
	(in thousands of dollars, except for percentages)
Cost of revenues	13	0.2	19	0.1	130	0.3
Selling and marketing expenses	35	0.7	102	0.6	1,923	4.7
General and administrative expenses	1,087	20.7	12,299	69.5	7,895	19.4
Research and development expenses	43	0.8	146	0.8	724	1.8

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our total net revenues increased by 129.8% from $17.7 million in 2010 to $40.7 million in 2011, due primarily to an increase in net revenues from premium mobile Internet services and, to a lesser extent, to an increase in net revenues from other services. Net revenues from premium mobile Internet services increased by 137.1% from $15.3 million in 2010 to $36.2 million in 2011, primarily due to the growth of our average monthly paying user accounts, which in turn reflected the growth of our registered and active user accounts and their increased use of our premium services, and, in particular, an increase in the number of our overseas paying user accounts, which generally pay for our products and services at a higher subscription fee level. The number of our registered user accounts increased from 71.7 million as of December 31, 2010 to 146.7 million as of December 31, 2011. The number of our average monthly active user accounts increased from 25.4 million for the three months ended December 31, 2010 to 52.3 million for the three months ended December 31, 2011. In line with the increase in our average monthly active user accounts, our average monthly paying user accounts increased from 3.2 million for the three months ended December 31, 2010 to 5.6 million for the three months ended December 31, 2011. Overseas users account for an increasing portion of our net revenues as we further expand premium mobile Internet services in overseas markets. For the three months ended December 31, 2010, we had 0.7 million overseas average monthly paying user accounts, which was 21.3% of the total average monthly paying user accounts for that period, while for the three months ended December 31, 2011, we had 1.6 million overseas average monthly paying user accounts, which amounted to 29.4% of the total average monthly paying user accounts for that period. Net revenues attributable to overseas users as a percentage of our total net revenues increased from 35.1% in 2010 to 43.4% in 2011. Our net revenues from other services increased from $2.4 million in 2010 to $4.5 million in 2011, primarily due to an increase in net revenues from secured download and delivery services for mobile applications produced by third parties.

Cost of Revenues. Our cost of revenues increased by 55.2% from $5.2 million in 2010 to $8.1 million in 2011. The increase was primarily due to (i) an increase in customer acquisition cost from $2.5 million in 2010 to $3.3 million in 2011, primarily as payments to third-party websites and handset manufacturers increased as we acquired more active user accounts through these channels; (ii) an increase in fees charged by mobile payment service providers from $1.0 million in 2010 to $1.8 million in 2011; and (iii) an increase in staff cost, primarily in the form of salaries and benefits for employees that provide support directly related to our products and services from $0.8 million in 2010 to $1.8 million in 2011, which in turn primarily reflected the expansion of our product and service support teams.

Gross Profit and Margin. As a result of the foregoing, our gross profit increased by 160.9% from $12.5 million in 2010 to $32.6 million in 2011. Our gross margin increased significantly from 70.7% in 2010 to 80.2% in 2011. This increase was primarily due to (i) the fact that we collected a larger portion of our net revenues through prepaid card distributors in 2011 than 2010, since we launched the prepaid card payment channel in the fourth quarter of 2009. As we recognize net proceeds from prepaid card distributors as net of revenues, the cost of revenues associated with revenues gained through prepaid card distributors is lower, increasing our gross margin; and (ii) the fact that a larger portion of our net revenues, from 35.1% in 2010 to 43.4% in 2011, were generated from overseas users who generally pay for our products and services at a higher subscription fee level than Chinese users and the fact that a higher portion of overseas users pay for our products and services by prepaid cards which have lower cost of revenues.

Operating Expenses. Our operating expenses increased by 22.3% from $22.1 million in 2010 to $27.1 million in 2011.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 79.3% from $4.4 million in 2010 to $8.0 million in 2011. This increase was primarily due to (i) an increase in share-based compensation expenses for our sales and marketing personnel from $0.1 million in 2010 to $1.9 million in 2011, resulting from additional options and restricted shares granted to our sales and marketing personnel in 2011; (ii) an increase in marketing and advertising spending from $1.8 million in 2010 to $2.9 million in 2011, resulting from our increased effort in marketing and brand building; and (iii) to a lesser extent, an increase in staff costs, including salaries, benefits and commissions to our sales and marketing personnel, from $1.6 million in 2010 to $2.1 million in 2011.

General and Administrative Expenses. Our general and administrative expenses decreased by 4.9% from $14.8 million in 2010 to $14.0 million in 2011. The decrease was primarily due to significantly lower share-based compensation expenses for our general and administrative personnel from $12.3 million in 2010 to $7.9 million in 2011, partially offset by higher staff cost from $0.9 million in 2010 to $2.0 million in 2011, resulting mostly from salary increase and the hiring of additional senior executives, and higher legal and professional fees from $0.2 million in 2010 to $1.4 million in 2011, resulting mostly from the additional cost on legal and professional fees as a public company. The significantly higher share-based compensation in 2010 was primarily attributable to the grant of share options in December 2010, a significant portion of which was immediately vested upon grant.

Research and Development Expenses. Our research and development expenses increased by 72.2% from $3.0 million in 2010 to $5.1 million in 2011. The increase was primarily due to higher staff cost from $2.2 million in 2010 to $3.5 million in 2011 resulting mostly from salary increase and higher share-based compensation expenses from $0.1 million in 2010 to $0.7 million in 2011 for our research and development personnel as a result of additional options granted.

(Loss)/Income from Operations. As a result of the foregoing, we had an income from operations of $5.5 million in 2011, compared with a loss from operations of $9.6 million in 2010.

Foreign Exchange Gain and Interest Income. Foreign exchange gain was $3.0 million in fiscal year 2011, compared with a loss of $0.05 million in 2010. Foreign exchange gain was primarily attributable to the appreciation of RMB against US$ when a portion of our initial public offering proceeds was converted into RMB and placed in bank deposits from the second quarter of 2011 onwards. Interest income was $1.3 million in 2011, compared with $0.2 million in 2010. Interest income was primarily due to the higher deposit position resulting from the proceeds of our initial public offering in May 2011.

Income Tax Expense. Our income tax expense was $0.4 million in 2010 and $0.1 million in 2011. The income tax expense accrued for the 2011 was mainly attributable to our subsidiaries in China.

Net (Loss)/Income. As a result of the foregoing, we had a net income of $10.3 million in 2011 compared to a net loss of $9.8 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Our total net revenues increased by 236.2% from $5.3 million in 2009 to $17.7 million in 2010, due primarily to an increase in net revenues from premium mobile Internet services and, to a lesser extent, to an increase in net revenues from other services. Net revenues from premium mobile Internet services increased by 204.5% from $5.0 million in 2009 to $15.3 million in 2010, primarily due to the growth of our average monthly paying user accounts, which in turn reflected the growth of our registered and active user accounts and their increased use of our premium services, and, in particular, an increase in the number of our overseas paying user accounts, which generally pay for our products and services at a higher subscription fee level. The number of our registered user accounts increased from 35.6 million as of December 31, 2009 to 71.7 million as of December 31, 2010. The number of our average monthly active user accounts increased from 12.0 million for the three months ended December 31, 2009 to 25.4 million for the three months ended December 31, 2010. In line with the increase in our average monthly active user accounts, our average monthly paying user accounts increased from 1.1 million for the three months ended December 31, 2009 to 3.2 million for the three months ended December 31, 2010. Overseas users account for an increasing portion of our net revenues as we further expand premium mobile Internet services in overseas markets. For the three months ended December 31, 2009, we had 0.1 million overseas average monthly paying user accounts, which was 14.9% of the total average monthly paying user accounts for that period, while for the three months ended December 31, 2010, we had 0.7 million overseas average monthly paying user accounts, which amounted to 21.3% of the total average monthly paying user accounts for that period. Net revenues attributable to overseas users as a percentage of our total net revenues increased from 21.0% in 2009 to 35.1% in 2010. The increase in net revenues from premium mobile Internet services also reflected a 25% increase in the subscription fees of our Mobile Antivirus (now as Mobile Security) and Mobile Manager services for new users in China since the fourth quarter of 2009. Our net revenues from other services increased from $0.3 million in 2009 to $2.4 million in 2010, primarily due to an increase in net revenues from secured download and delivery services for mobile applications produced by third parties, which were launched in the fourth quarter of 2009.

Cost of Revenues. Our cost of revenues increased by 84.7% from $2.8 million in 2009 to $5.2 million in 2010. The increase was primarily due to (i) an increase in customer acquisition cost from $1.4 million in 2009 to $2.5 million in 2010, primarily as payments to third-party websites and handset manufacturers increased as we acquired more active user accounts through these channels; (ii) an increase in fees charged by mobile payment service providers from $0.3 million in 2009 to $1.0 million in 2010; and (iii) an increase in staff cost, primarily in the form of salaries and benefits for employees that provide support directly related to our products and services, from $0.5 million in 2009 to $0.8 million in 2010, which in turn primarily reflected the expansion of our product and service support teams.

Gross Profit and Margin. As a result of the foregoing, our gross profit increased from $2.5 million in 2009 to $12.5 million in 2010. Our gross margin increased significantly from 46.6% in 2009 to 70.7% in 2010. This increase was primarily due to (i) the fact that we collected a larger portion of our net revenues through prepaid card distributors in 2010 than 2009, since we launched the prepaid card payment channel in the fourth quarter of 2009. As we recognize net proceeds from prepaid card distributors as net of revenues, the cost of revenues associated with revenues gained through prepaid card distributors is lower, increasing our gross margin; (ii) the fact that a larger portion of our net revenues, from 21.0% in 2009 to 35.1% in 2010, were generated from overseas users who generally pay for our products and services at a higher subscription fee level than Chinese users and the fact that a higher portion of overseas users pay for our products and services by prepaid cards which have lower cost of revenues; and (iii) a 25% increase in the subscription fee rates of Mobile Anti-virus and Mobile Manager for new users in China since the fourth quarter of 2009.

Operating Expenses. Our operating expenses increased by 184.1% from $7.8 million in 2009 to $22.1 million in 2010.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 32.7% from $3.3 million in 2009 to $4.4 million in 2010. This increase was primarily due to an increase in staff costs, including salaries, benefits and commissions to our sales and marketing personnel, from $0.8 million in 2009 to $1.6 million in 2010.

General and Administrative Expenses. Our general and administrative expenses increased substantially from $2.1 million in 2009 to $14.8 million in 2010. This increase was primarily due to an increase in share-based compensation expenses for our general and administrative personnel from $1.1 million in 2009 to $12.3 million in 2010. The significant increase in the share-based compensation cost for 2010 was due to the grant of share options in December 2010, a significant portion of which was immediately vested upon grant.

Research and Development Expenses. Our research and development expenses increased by 28.0% from $2.3 million in 2009 to $3.0 million in 2010. This increase was primarily due to the hiring of more research and development personnel which led to an increase in staff cost from $1.8 million in 2009 to $2.2 million in 2010 and an increase in share-based compensation for our research and development personnel which contributed to an increase in compensation cost from $43,002 in 2009 to $145,646 in 2010.

Loss from Operations. As a result of the foregoing, our loss from operations increased by 80.5% from $5.3 million in 2009 to $9.6 million in 2010.

Income Tax Expense. Our income tax expense was $0 in 2009 and $0.4 million in 2010. The income tax expenses accrued for the 2010 was mainly attributable to our subsidiaries in China.

Net Loss. As a result of the foregoing, our net loss increased from $5.2 million in 2009 to $9.8 million in 2010.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This results in common fair value measurement and disclosure requirements in US GAAP and International Financial Reporting Standards. Including which, the amendments clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements, such as the application of the highest and best use and valuation premise concepts being only relevant when measuring the fair value of nonfinancial assets and are not relevant when measuring the fair value of financial assets or of liabilities. The amendments also change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. This update is to be applied prospectively for public entities during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted.

We will adopt this amendment at the beginning of 2012 but expects no significant impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This amendment eliminates the option for presenting components of other comprehensive income as part of the statement of changes in stockholders’ equity. It allows the entity in presenting the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in a two separate but consecutive statements. In addition, ASU 2011-05 also required an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented (the “Reclassification Presentation”). The amendments in ASU 2011-05 are to be applied retrospectively for public entities for fiscal years, and interim periods within those years, beginning December 15, 2011. Early adoption is permitted.

In December 2011, as a result of concerns raised by certain stakeholders on the presentation of Reclassification Presentation, the FASB issued ASU 2011-12 Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 suspending the Reclassification Presentation requirements. All entities should continue to report reclassification out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 continue to be effective and not affected. ASU 2011-12 contains the same effective date as that of ASU 2011-05.

We will adopt the amendment in ASU 2011-05 with the exception stipulated in ASU 2011-12 at the beginning of January 1, 2012 but expects no significant impact on our consolidated financial statements.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through private placements of preferred shares to investors and cash generated from operations, and, more recently, the proceeds of our initial public offering in May 2011. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months.

As of December 31, 2011, we had $69.5 million in cash and cash equivalents, and $58.6 million in term deposits. Cash and cash equivalents represent cash on hand, demand deposits and other short-term highly liquid investments placed with banks that have original maturities of three months or less and are readily convertible to known amounts of cash. Term deposits are bank deposits with maturity terms of four to twelve months, which expect no risk of principal loss.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands of dollars)
Net cash (used in)/provided by operating activities	(1,666)	(3,756)	11,840
Net cash provided by/(used in) investing activities	2,704	(9,455)	(47,091)
Net cash provided by financing activities	72	28,893	82,711
Effect of exchange rate changes on cash and cash equivalents	7	580	4,084

Net increase in cash and cash equivalents	1,117	16,262	51,544
Cash and cash equivalents at the beginning of the year	587	1,704	17,966

Cash and cash equivalents at the end of the year	1,704	17,966	69,510

Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiary and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and offset future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiary and consolidated affiliated entities are restricted in their abilities to transfer net assets to us in the form of dividends, loans or advances. Total restricted net assets of our PRC subsidiary and consolidated affiliated entities were $33.7 million and $30.5 million as of December 31, 2010 and 2011, respectively. Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We may rely principally on dividends and other distributions on equity paid by our PRC and HK subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and HK subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Operating Activities

Net cash provided by or used in operating activities consisted primarily of our net income/loss adjusted by non-cash adjustments, such as share-based compensation charges, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities amounted to $11.8 million in 2011, which was primarily attributable to a net income of $10.3 million, adjusted for certain non-cash expenses consisting principally of share-based compensation of $10.7 million and foreign exchange gain of $3.0 million and an increase in working capital. The increase in working capital was primarily attributed to an increase in accounts receivable of $11.6 million mainly from overseas mobile payment service providers who have longer credit terms, partially offset by an increase in deferred revenue of $4.4 million due to our growth in net revenues.

Net cash used in operating activities amounted to $3.8 million in 2010, which was primarily attributable to a net loss of $9.8 million, adjusted for certain non-cash expenses consisting principally of share-based compensation of $12.6 million and an increase in working capital. The increase in working capital was primarily attributed to an increase in accounts receivable of $9.1 million mainly from overseas mobile payment service providers who have longer credit terms and an increase in other non-current assets of $1.2 million as a result of the prepaid customer acquisition costs to Beijing Feiliu, partially offset by an increase in deferred revenue of $2.1 million due to our growth in net revenues.

Net cash used in operating activities amounted to $1.7 million in 2009, which was primarily attributable to a net loss of $5.2 million, adjusted for certain non-cash expenses consisting principally of share-based compensation of $1.2 million and a decrease in working capital. The decrease in working capital was primarily attributed to a decrease in accounts receivable of $1.1 million due to the timing in collection of receivables from wireless carriers after the year-end.

Investing Activities

Net cash provided by or used in investing activities largely reflected placement and maturities of term deposits, purchase of and proceeds from disposal of short-term investments, loan advanced to a mobile payment service provider and purchase of property and equipment and intangible assets.

Net cash used in investing activities amounted to $47.1 million in 2011, primarily attributable to net placement of term deposits of $47.1 million and purchase of domain name use right (www.nq.com) of $1.6 million, partially offset by proceeds from the repayment of the advance to a mobile payment service provider of $2.2 million.

Net cash used in investing activities amounted to $9.5 million in 2010, primarily attributable to placement of term deposits of $11.3 million, a loan advanced to a mobile payment service provider of $2.3 million and disbursement of housing loans to employees of $1.8 million, partially offset by maturity of term deposits of $2.2 million, proceeds from disposal of available-for-sale investments of $2.2 million and proceeds from the repayment of the advance to a mobile payment service provider of $1.9 million.

Net cash provided by investing activities amounted to $2.7 million in 2009, primarily attributable to the proceeds from disposal of available for sale investments of $4.4 million and maturities of term deposits of $5.9 million, partially offset by placement of term deposit of $4.0 million, purchase of short-term investments of $2.2 million and a loan advanced to a mobile payment service provider of $1.8 million.

Financing Activities

Net cash provided by financing activities amounted to $82.7 million in 2011, primarily attributable to the proceeds of $82.9 million from our initial public offering, partially offset by the listing expenses of $3.9 million.

Net cash provided by financing activities amounted to $28.9 million in 2010, attributable to proceeds of $17.0 million from the issuance of Series C convertible redeemable preferred shares and proceeds of $11.9 million from the issuance of Series C-1 convertible redeemable preferred shares.

Net cash provided by financing activities amounted to approximately $72,000 in 2009, attributable to a minority investment in Fuzhou NetQin by a third party.

Capital Expenditures

We made capital expenditures of $0.4 million, $0.6 million and $2.3 million for the years ended December 31, 2009, 2010 and 2011, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development” for a description of the research and development aspect of our business and “Item 4. Information on the Company — B. Business Overview — Intellectual Property” for a description of the protection of our intellectual property.

Research and development expenses consist primarily of salaries and benefits for research and development personnel. We expect our research and development expenses to increase as we intend to hire more research and development personnel to increase performance levels of existing products and services and develop new products and services. We incurred $2.3 million, $3.0 million and $5.1 million of research and development expenses in 2009, 2010 and 2011, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2011 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ (deficit)/equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011 by specified categories:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands of dollars)
Operating Lease Obligations (1)	5,819	989	1,984	2,067	779

(1)	Operating lease obligations are primarily related to the lease of office spaces in the Mainland China, Taiwan and the United States. The expiration dates for these leases ranged from 2012 to 2018 and are renewable upon negotiation.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2011.

G.	Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Name	Age	Position/Title
Henry Yu Lin, Ph.D	35	Chairman, Co-Chief Executive Officer
James Ding	46	Director
Jun Zhang	47	Independent Director
Weiguo Zhao	43	Director
Xu Zhou	43	Director
Vincent Wenyong Shi, Ph.D	34	Director, Chief Operating Officer
Ying Han	57	Independent Director
Omar Sharif Khan	37	Co-Chief Executive Officer
Zemin Xu	48	President
Suhai Ji	35	Chief Financial Officer
Bingshi Zhang	46	Vice President, Finance & HR
Will Yiwei Jiang	34	Vice President, Strategy

Dr. Henry Yu Lin is a founder of our company. Dr. Lin has served as our chairman and chief architect since our inception in October 2005. Dr. Lin was also the chief executive officer from our inception in October 2005 to January 2012 when he became the co-chief executive officer. Dr. Lin is responsible for our overall strategic leadership and product planning. From 2004 to 2005, Dr. Lin served as an associate professor at Beijing University of Posts and Telecommunications. Dr. Lin received his dual bachelor’s degrees in telecommunication engineering and mechanical electrical engineering, and a Ph.D degree in communication and information systems from Beijing University of Posts and Telecommunications.

James Ding has served as our director since June 2007. Mr. Ding is also a general partner and managing director of the GSR Venture, LLP., a venture capital fund focusing on early stage technology companies in China. He also has served as the independent director of Baidu Inc., the leading Chinese language search engine listed on the Nasdaq Global Select Market, since August 2005. In 1993, Mr. Ding co-founded AsianInfo-Linkage, Inc., or AILK, a Nasdaq-listed company. He has served as the chairman of the board of directors of AILK since April 2003 and has served as a member of the board of AILK since its inception. He was AILK’s chief executive officer and president from May 1999 to April 2003. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University. Mr. Ding is also a graduate of the executive program of Haas Business School at University of California, Berkeley.

Jun Zhang has served as our director since June 2007. Mr. Zhang was appointed as our independent director in January 2011. Mr. Zhang has also served as the vice president of Beijing Beida Jade Bird Group and the president of Beijing Beida Jade Bird New Energy Technology Co., Limited since 2001, and the president of Chengdu Shengbang Information Technology Co., Limited since 2010. Mr. Zhang received a bachelor’s degree from Peking University.

Weiguo Zhao has served as our director since December 2007. Mr. Zhao has served as a partner of Ceyuan Ventures since 2005, and focused on investments on Internet companies in China. Mr. Zhao received a MBA degree in economic and management from Tsinghua University and a bachelor’s degree of science in computer and communication from Xi’an Electronic Technology University.

Xu Zhou is a founder of our company. Mr. Zhou has served as our director since June 2007. Before joining our company, Mr. Zhou served as the president of Beijing Chineseall Culture Development Co., Ltd. from 2006 to 2007, and served as the chairman of the board of directors and chief executive officer of Beijing Polywin Technology Co., Ltd. from 2005 to 2006. Mr. Zhou received an Executive MBA degree from China Europe International Business School, and a bachelor’s degree from China Management Software Institute.

Dr. Vincent Wenyong Shi is a founder of our company. Dr. Shi has served as our director since January 2011, and our chief operating officer since our inception in October 2005. He is responsible for the operations of our company, including management of business operations, channel development, online business development and customer support. Dr. Shi received a Ph.D and a master’s degree in geographic information system and a bachelor’s degree in computer science from Peking University.

Ying Han has served as our independent director since January 2011. Ms. Han was the chief financial officer and executive vice president of AILK, a NASDAQ listed company, from 1998 to 2006. From 1988 to 1998, Ms. Han worked for Hewlett Packard China as chief controller, business development director and finance manager. Ms. Han has been an independent director of Wuxi PharmaTech (Cayman) Inc., a NYSE-listed company, since 2008. Ms. Han received a college degree from the International Accounting College of Xiamen University in China.

Omar Sharif Khan has served as our co-chief executive officer since January 2012. Mr. Khan focuses on the global expansion of our business into markets such as North America, Latin America, Europe, Japan, Korea and India. He joined us from Citigroup, where he was Managing Director & Global Head of the Mobile Center of Excellence and led the Citigroup’s mobile development and delivery efforts globally from July 2011 to January 2012. Prior to that, from 2008 to 2011, Mr. Khan served in multiple senior executive roles at Samsung Mobile. During this tenure, he served as Chief Strategy Officer and the Chief Product & Technology officer and was responsible for Samsung Mobile’s strategy, product, technology, content and services functions. Prior to joining Samsung, Mr. Khan spent eight years at Motorola from 2000 to 2008, where his last role was Vice President, Global Supply Chain and Business Operations for the Mobile Devices Business. Mr. Khan holds bachelor’s and master’s degrees in electrical engineering from the Massachusetts Institute of Technology. He also completed his graduate work in conjunction with the Sloan School of Management in the field of System Dynamics.

Zemin Xu has served as our president since December 2010. From January 2007 to November 2010, Mr. Xu was the vice president and the business development and strategic marketing general manager of AsiaInfo-linkage, Inc., a NASDAQ listed company. Prior to that, Mr. Xu worked at Internet Security One (China) Co., Ltd., where he served as the chief operating officer and the executive vice president in charge of day-to-day operations from March 2005 to November 2006. Before joining Internet Security One (China) Co., Ltd., Mr. Xu served multiple positions with business and management functions in the posts and telecommunications sector in Tianjin for over ten years. Mr. Xu received an MBA degree from the Business School of Nanyang Technological University in Singapore. Mr. Xu has also served as a member of the audit committee, strategy and development committee, compensation committee and evaluation committee of Hengxin Mobile Business Co., Ltd., a company listed on Shenzhen Stock Exchange, since January 2012.

Suhai Ji is the chief financial officer of our company. Mr. Ji has served as our chief financial officer since November 2010. From June 2009 to November 2010, Mr. Ji was a director in the NYSE Beijing Representative Office where he was responsible for the business development of NYSE in China. From 2005 to 2009, Mr. Ji worked as an associate and vice president in investment banking at Deutsche Bank AG, Hong Kong Branch. Prior to that, Mr. Ji was a management consultant at A.T. Kearney Beijing Office from 2003 to 2005. Mr. Ji received a bachelor’s degree in economics and a master’s degree in international economics and finance from Brandeis University, as well as an MBA degree in finance from Columbia Business School.

Bingshi Zhang has served as our vice president of finance since July 2010 and vice president of human resources since August 2011. From 2006 to 2009, Ms. Zhang worked at Net Movie Limited Company in various capacities, including as financial controller and vice president of finance. Before 2006, Ms. Zhang was a core member of the management team of China Finance Online Co. Ltd., a company listed on the Nasdaq Global Market, for five years, and she had extensive work experience related to Section 404 of the Sarbanes-Oxley Act of 2002. Ms. Zhang graduated from Renmin University of China with a bachelor’s degree in accounting.

Will Yiwei Jiang has served as our vice president of strategy since September 2010. Prior to joining us, Mr. Jiang was responsible for the overall strategy and business development at Dell Greater China Small and Medium Business Unit from 2008 through 2010. Before that, Mr. Jiang was a representative at Research in Motion China office from 2006 through 2008. Mr. Jiang received a bachelor’s degree in applied science with concentration on electrical engineering from the University of Waterloo in Canada.

Employment Agreements

We have entered into employment agreements with each of our executive officers. In general, we may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause by one-month/30 days prior written notice. An executive officer may terminate his or her employment with us by one-month/30 days prior written notice for certain reasons, in which case the executive officer is entitled to the same severance benefits as in the situation of termination by us without cause.

Our executive officers have also agreed not to engage in any activities that compete with us, or to directly or indirectly solicit the services of our employees, during the term of the employment. Each executive officer has agreed to hold in strict confidence any of our confidential information or trade secrets. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities with respect to our company as well as all of our material corporate and business policies and procedures.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2011, we paid an aggregate of approximately $0.6 million in cash to our executive officers. We also paid an aggregate of approximately $0.05 million in cash compensation and granted options to purchase 20,000 common shares to our non-executive directors in 2011. For the fiscal year ended December 31, 2011, our PRC subsidiary made contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by law. We did not set aside or accrue any pension or other retirement benefits for our named executive officers and directors for the fiscal year ended December 31, 2011.

For share incentive grants to our officers and directors, see “— Share Incentive Plans.”

Share Incentive Plans

We have adopted two share incentive plans, the 2007 Global Share Plan and the 2011 Share Plan. The purpose of these two share incentive plans is to motivate, retain and attract certain officers, employees, directors and other eligible persons by linking their personal interests with those of our shareholders and with the success of our business.

The 2011 Share Plan

Under the 2011 Share Plan, the maximum number of shares which may be issued pursuant to all awards under the plan shall be 13,000,000 plus an annual increase on the first day of each fiscal year, beginning in 2012, equal to the result of 13,000,000 minus the total number of shares underlying the options or other awards granted in the preceding year that remain outstanding, or such lesser amount of shares as determined by the board. As of February 29, 2012, options to purchase 8,613,500 common shares, 1,075,000 restricted shares and 2,000,000 restricted ADSs have been granted and were outstanding under the 2011 Share Plan.

The 2,000,000 restricted ADSs were granted to Mr. Omar Sharif Khan in January 2012, as part of his executive compensation under his employment contract with our company. Of these restricted ADSs, 300,000 restricted ADSs shall vest on the first anniversary of the employment commencement date, an additional 25,000 restricted ADSs shall vest on the last day of each of the 36 months thereafter, and the remaining 800,000 restricted ADSs shall vest over the four years from 2012 through 2015, conditional upon the achievement of certain performance goals.

The following paragraphs summarize the terms of the 2011 Share Plan.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2011 Share Plan.

•

Options. Options provide for the right to purchase a specified number of our Class A Common Shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our Class A Common Shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting consequences, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•

Restricted Shares. A restricted share award is the grant of our Class A Common Shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•

Restricted Share Units. Restricted share units represent the right to receive our Class A Common Shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then subject to the discretion of the plan administrator, we shall pay the holder in the form of cash or unrestricted Class A Common Shares or a combination of both after the last day of the restriction period as specified in the award agreement.

Plan Administration. The plan administrator is our board or a committee of one or more members of our board.

Award Agreement. Options, restricted shares, or restricted share units granted under the plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.

Option Exercise Price. The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or the rules of any exchange on which our securities are listed, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility. We may grant awards to our employees, directors, consultants, and advisers or those of any related entities.

Term of the Awards. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed ten years from the grant date. As for the restricted shares and restricted share units, the plan administrator shall determine and specify the period of restriction in the award agreement.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards for options, restricted shares or restricted share units may not be transferred in any manner by the award holder and may be exercised only by such holders, subject to limited exceptions. Restricted shares and restricted share units may not be transferred during the period of restriction.

Termination of Employment or Service. In the event that an award recipient ceases employment with us or ceases to provide services to us, any unvested options will automatically terminate and any vested options will generally terminate after a period of time following the termination of employment or service if the award recipient does not exercise the options during this period. Any restricted shares and restricted share units that are at the time of termination subject to restrictions will generally be forfeited and automatically transferred to and reacquired by us at no cost to us.

The 2007 Global Share Plan

On June 7, 2007, we adopted our 2007 Global Share Plan to motivate, retain and attract talent and promote the success of our business. We amended the 2007 Global Share Plan on December 15, 2007, April 26, 2010, December 15, 2010 and February 28, 2011. Our board of directors authorized the issuance and reservation of up to 44,415,442 common shares under the Plan. As of February 29, 2012, options to purchase 17,228,966 common shares have been granted and were outstanding under the 2007 Global Share Plan.

Types of Awards and Exercise Prices. Two types of awards may be granted under the 2007 Global Share Plan.

•

Incentive Share Option. An incentive share option is a share option which by its term satisfies and is otherwise intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The exercise price of an incentive share option shall be determined by the plan administrator in its sole discretion, provided that the exercise price shall not be less than 100% of its fair market value on the date of grant.

•

Nonstatutory Share Option. A nonstatutory share option is a share option which by its term does not satisfy or is not intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The exercise price of a nonqualified share option shall be determined by the plan administrator.

Plan Administration. Our board of directors or a committee appointed by the board will administer the Plan. The administrator has the power, among other things, to determine the fair market value of shares underlying the options, to select the persons to whom the awards may be granted, to determine the number of awards granted, to determine the form of the award agreement, and to determine the terms and conditions of any award granted including, but not limited to, the exercise price, the purchase price, when the options may be exercised, when the relevant repurchase or redemption rights shall lapse, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto, based in each case on such factors as the administrator, in its sole discretion, shall determine. Subject to applicable laws, the administrator may delegate limited authority to specified offices of our company to execute on behalf of our company any instrument required to effect an award previously granted by the administrator.

Award Agreement. Incentive share options or nonstatutory share options granted under the 2007 Global Share Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant, including the exercise price, the exercisable date and term of the option.

Eligibility. We may grant awards to employees, directors or consultants of our company.

Transfer Restriction. Awards for incentive share options and nonstatutory share options are subject to such forfeiture conditions, rights of repurchase or redemption, rights of first refusal and other transfer restrictions as the plan administrator may determine.

Term of Awards. The award agreement shall specify the term of each option; however, the term shall not exceed ten years from the grant date, or a shorter term may be required by the 2007 Global Share Plan.

Vesting Schedule. The plan administrator may determine the vesting schedule.

Amendment and Termination. The plan administrator may at any time amend, alter, suspend or terminate the 2007 Global Share Plan. Unless sooner terminated, the Plan shall continue in effect for a term of ten years.

The following table summarizes the options and restricted ADSs that our directors, executive officers and other individuals as a group beneficially and under the 2007 Global Share Plan and the 2011 Share Plan that were outstanding as of February 29, 2012.

Name	Class A Common Shares Underlying Outstanding Options /restricted shares		Class B Common Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Henry Yu Lin	—		2,000,000	1.52	February 28, 2011	(3)
Xu Zhou	—		—	0.07	November 8, 2007	(3)
Vincent Wenyong Shi	—		6,000,000	1.52	February 28, 2011	(3)
Ying Han	—		*	0.40	February 28, 2011	(3)
Omar Sharif Khan	10,000,000	(1)	—	N/A	January 8, 2012	N/A
Suhai Ji	—		*	0.40	December 15, 2010	(3)
Zemin Xu	—		*	0.40	December 15, 2010	(3)
Bingshi Zhang	—		—	0.40	August 8, 2010	(3)
Will Yiwei Jiang	*		*	0.40 1.52 0.80	August 8, 2010 March 15, 2011 June 13, 2011	(3)
Other individuals as a group	8,363,500		6,208,966	(2)	(2)	(3)

*	The aggregate number of common shares underlying the outstanding options held by the option grantee is less than 1% of our total outstanding shares.
(1)	We granted 2,000,000 restricted ADSs to Mr. Khan as part of his compensation under his employment contract with our company. 1,200,000 of the restricted ADSs will start vesting from the first anniversary of his employment commencement date, with a portion vesting every month for the 36 months thereafter. The remaining 800,000 restricted ADSs will vest upon achievement of certain performance milestones from 2012 through 2015.
(2)	We granted stock options to other individuals on the following dates and at the following exercise prices: (i) on August 8, 2007, 4,260,000 options, on November 8, 2007, 1,420,000 options and on December 15, 2010, 5,500,000 options, each with an exercise price of $0.07 per share, (ii) on February 8, 2008, 3,779,500 options, on August 8, 2008, 1,580,000 options, on April 8, 2009, 4,649,500 options and on December 8, 2009, 1,059,000 options, each with an exercise price of $0.25 per share, (iii) on August 8, 2010, 3,323,500 options, on November 8, 2010, 235,500 options and on December 15, 2010, 605,000 options, each with an exercise price of $0.40 per share, (iv) on March 15, 2011, 820,942 options with an exercise price of $1.52 per share, (v) on May 5, 2011, 1,075,000 restricted shares, (vi) on June 13, 2011, 3,675,000 options with an exercise price of $0.80 per share, (vii) on November 2, 2011, 1,000,000 options with an exercise price of $0.91 per share, (viii) on December 22, 2011, 4,029,500 options with an exercise price of $0.95 per share. Among the total number of options granted to other individuals, 19,922,250 had been exercised and 1,442,726 had become expired or forfeited, leaving a total number of 14,572,466 options outstanding.
(3)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

C.	Board Practices

Our board of directors currently consists of seven directors, including two independent directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Ying Han, Mr. Jun Zhang and Mr. Xu Zhou. Ms. Ying Han is the chairman of our audit committee. Ms. Ying Han and Mr. Jun Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for the following, among others:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Mr. Jun Zhang, Ms. Ying Han and Mr. Weiguo Zhao. Mr. Zhang is the chairman of our compensation committee. Mr. Zhang and Ms. Han satisfy the “independence” requirements of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, the following, among others:

•	reviewing and approving the total compensation package for our chief executive officers;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. James Ding, Mr. Jun Zhang and Ms. Ying Han, and is chaired by Mr. James Ding. Mr. Zhang and Ms. Han satisfy the “independence” requirements of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for the following actions, among others:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of the Company. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) becomes of unsound mind.

D.	Employees

We had 321, 378 and 387 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees by function as of December 31, 2011:

Operating Division	Number of Employees	Percentage of Total
General and administration	55	14%
Research and development	178	46%
Operations	63	16%
Business development	91	24%

Total	387	100%

We invest significant resources in the recruitment, retention, training and development of our employees. We hire our employees through various channels, including word-of-mouth referrals, on-campus recruiting programs, professional headhunters and job search websites. At the time a new employee is hired, we offer introductory training during the trial period which typically lasts three months. We offer internal continuing education training programs for our employees on a variety of topics, including (i) general training on topics like time management and general business communication, (ii) training specific to each of their professional positions, such as training regarding sales strategies and project management, and (iii) management-level training, including training on employee motivation, delegation of authority and stress management. We also offer employees outside training opportunities on an as-needed basis.

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages, and we have generally been able to attract and retain qualified personnel and maintain a stable core management team. Through a combination of short-term performance evaluation and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce.

Compensation for our full-time employees typically consists of base salary, additional pay determined in accordance with employee seniority and other subsidies. In addition, based on our results of operations, we may award discretionary bonuses to our employees. Our employees are also eligible for equity incentives. For more information on the terms of our share option plans, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plans.”

Substantially all of our employees are based in the PRC. In accordance with PRC laws, our full-time employees in China participate in various employee benefit plans including pension, medical benefit plans as well as various types of general social insurance required by the relevant PRC laws and regulations, including unemployment insurance, and commercial insurance covering certain worked-related injuries and complementary medical expenses for all of our employees.

We believe that we maintain a good working relationship with our employees and we have not experienced any business interruptions due to labor disputes. For a description of the employment agreement we signed with some members of our senior management, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Employment Agreements.”

E.	Share Ownership

Class A Common Shares

As of February 29, 2012, we had 63,300,720 Class A common shares outstanding (excluding 311,750 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of outstanding options). In addition, as of February 29, 2012, we have granted, and have outstanding, options to purchase a total of 8,613,500 Class A common shares and 17,228,966 Class B common shares, 1,075,000 restricted shares and 2,000,000 restricted ADSs to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see “Item 6.B. Compensation of Directors and Executive Officers.”

Class B Common Shares

As of February 29, 2012, we had 154,052,743 Class B common shares outstanding.

The following table sets forth information concerning the beneficial ownership of our common shares as of February 29, 2012, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after the February 29, 2012, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 221,773,046 common shares outstanding as of February 29, 2012.

	Class A Common Shares Beneficially Owned		Class B Common Shares Beneficially Owned		Total Common Shares Beneficially Owned		Total Voting Power
	Number	% (1)	Number	% (2)	Number (3)	% (4)	% (5)
Directors and Executive Officers:
Henry Yu Lin (6)	*	*	53,077,941	33.5%	53,227,941	24.0%	32.7%
James Ding (7)	*	*	37,252,007	23.5%	37,752,507	17.0%	23.3%
Jun Zhang	—	—	—	—	—	—	—
Weiguo Zhao (8)	*	*	26,974,092	17.0%	27,043,592	12.2%	16.8%
Xu Zhou (9)	—	—	51,832,941	32.7%	51,832,941	23.4%	31.4%
Vincent Wenyong Shi (10)	*	*	52,602,941	33.2%	52,652,941	23.7%	32.0%
Ying Han	—	—	—	—	—	—	—
Omar Sharif Khan	—	—	—	—	—	—	—
Zemin Xu (11)	—	—	*	*	*	*	—
Suhai Ji (12)	*	*	*	*	*	*	*
Bingshi Zhang (13)	*	*	—	—	*	*	*
Will Yiwei Jiang (14)	—	—	*	*	*	*	—
All Directors and Executive Officers as a group	2,860,000	4.5%	122,098,623	77.1%	124,958,623	56.4%	73.6%
Principal Shareholders:
RPL Holdings Limited (15)	—	—	50,352,941	31.8%	50,352,941	22.7%	31.4%
GSR Ventures Funds (16)	*	*	37,252,007	23.5%	37,742,007	17.0%	23.2%
Ceyuan Ventures Funds (17)	—	—	26,974,092	17.0%	26,974,092	12.2%	16.8%
Sequoia Capital Funds (18)	—	—	15,940,523	10.1%	15,940,523	7.2%	9.9%
Smooth Flow Limited (19)	—	—	15,147,050	9.6%	15,147,050	6.8%	9.4%

*	Less than 1% of our total outstanding shares.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after February 29, 2012. The calculation in the table below assumes there are 63,300,720 Class A common shares outstanding as of February 29, 2012 and no underlying share options or restricted ADSs held by such person or group that are exercisable or will become vested within 60 days of February 29, 2012.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by the sum of the number of Class B common shares outstanding and the number of Class B common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after February 29, 2012. The calculation in the table below assumes there are 154,052,743 Class B common shares outstanding as of February 29, 2012 and 4,419,583 underlying share options held by such person or group that are exercisable within 60 days of February 29, 2012.
(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after February 29, 2012.
(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.
(6)	Represents (i) ADSs held by Mr. Henry Yu Lin (ii) Class B common shares held by Mr. Lin, (iii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Mr. Lin is a beneficiary, (iv) and Class B common shares issuable upon the vested options held by Mr. Lin. The business address of Mr. Lin is Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, China.

(7)	Represents (i) 37,252,007 Class B common shares held by GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd, which we collectively refer to as GSR Ventures Funds, (ii) Class A common shares represented by ADSs held by Mr. Ding, and (iii) Class A common shares represented by ADSs that have been allocated by the underwriters to the GSR Ventures Funds in the initial public offering. The general partner of GSR Ventures Funds is GSR Partners II, L.P., whose general partner is GSR Partners II, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Richard Lim, Sonny Wu, James Ding, Alexander Pan and Kevin Fong. The business address of Mr. Ding is Scotia Center, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.
(8)	Represents (i) 26,974,092 Class B common shares held by Ceyuan Ventures I, L.P. and Ceyuan Ventures Advisors Fund, LLC, which we collectively refer to as Ceyuan Ventures Funds, (ii) Class A common shares that Mr. Zhao holds. The general partner of Ceyuan Ventures Funds is Ceyuan Ventures Management, LLC, a company incorporated in the Cayman Islands. Mr. Bo Feng, Mr. Christopher Wadsworth, Mr. Weiguo Zhao, Mr. John S. Wadsworth Jr., Mr. Yuan Ye, Mr. Fisher Zhang, Heidi Van Horn Trust and NewMargin Ventures collectively hold 100% shares of Ceyuan Ventures Management, LLC. The business address of Mr. Zhao is M&C Corporate Services Limited, Ugland House, PO Box 309 GT, Grand Cayman, Cayman Islands.
(9)	Represents (i) Class B common shares issuable upon the vested options that Mr. Zhou holds, and (ii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Mr. Zhou is a beneficiary. The business address of Mr. Zhou is Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, China.
(10)	Represents (i) Class B common shares held by Mr. Wenyong Shi, (ii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a family trust, of which Mr. Shi is a beneficiary, (iii) ADSs held by Mr. Shi. The business address of Mr. Shi is Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, China.
(11)	Represents Class B common shares issuable upon the vested options that Mr. Zemin Xu holds. The business address of Mr. Xu is Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, China.
(12)	Represents (i) Class A common shares held by Mr. Suhai Ji, and (ii) Class B common shares issuable upon the vested options held by Mr. Ji. The business address of Mr. Ji is Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, China.
(13)	Represents Class A common shares held by Ms. Bingshi Zhang. The business address of Ms. Zhang is Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, China.
(14)	Represents Class B common shares issuable upon the vested options that Mr. Yiwei Jiang holds. The business address of Mr. Jiang is Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, China.
(15)	Represents 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a family trust, of which Mr. Henry Yu Lin, Mr. Xu Zhou and Mr. Vincent Wenyong Shi are beneficiaries. The business address of RPL Holdings Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.
(16)	Represents (i) 37,252,007 Class B common shares held by GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd, which we collectively refer to as GSR Ventures Funds and (ii) Class A common shares represented by ADSs that have been allocated by the underwriters to the GSR Funds in the initial public offering. The general partner of GSR Ventures Funds, is GSR Partners II, L.P., whose general partner is GSR Partners II, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Richard Lim, Sonny Wu. James Ding, Alexander Pan and Kevin Fong. The business address of GSR Ventures Funds is Scotia Centre, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.
(17)	Represents 26,947,092 Class B common shares held by Ceyuan Ventures I, L.P. and Ceyuan Ventures Advisors Fund, LLC, which we collectively refer to as Ceyuan Ventures Funds. The general partner of Ceyuan Ventures Funds is Ceyuan Ventures Management, LLC, a company incorporated in the Cayman Islands. Mr. Bo Feng, Mr. Christopher Wadsworth, Mr. Weiguo Zhao, Mr. John S. Wadswoth Jr., Mr. Yuan Ye, Mr. Fisher Zhang, Heidi Van Horn Trust and NewMargin Ventures collectively hold 100% shares of Ceyuan Ventures Management, LLC. The business address of Ceyuan Ventures Funds is M&C Corporate Services Limited, Ugland House, PO Box 309GT, Grand Cayman, Cayman Islands.
(18)	Represents 15,940,523 Class B common shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P., which we collectively refer to as Sequoia Capital Funds. The general partner of Sequoia Capital Funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprise Limited, a company wholly owned by Mr. Shen Nan Peng. The business address of Sequoia Capital Funds is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.
(19)	Represents 15,147,050 Class B common shares held by Smooth Flow Limited, a company incorporated in the Cayman Islands. Smooth Flow Limited is wholly owned by Mr. Ting Yin Wang. The business address of Smooth Flow Limited is Scotia Center, 4th Floor, P. O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands.

As of February 29, 2012, 217,353,463 of our common shares were issued and outstanding, including 154,052,743 Class B common shares and 63,300,720 Class A common shares (excluding 311,750 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of our outstanding options). Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 29, 2012, 37,252,007 Class B common shares and 60,787,470 Class A common shares representing approximately 45.1% of our total outstanding shares were held by four record holders in the United States, which includes 60,787,470 Class A common shares held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

PRC laws currently restrict foreign ownership of businesses providing telecommunications value-added services. To comply with PRC laws, we provide our mobile security and productivity products and services through NetQin Beijing’s contractual arrangements with Beijing Technology and its shareholders.

Agreements that Provide Us Effective Control over Beijing Technology

Business Operations Agreement. Pursuant to the business operations agreement dated as of June 5, 2007 among NetQin Beijing, Beijing Technology and the shareholders of Beijing Technology, Beijing Technology must appoint the persons designated by NetQin Beijing to be its directors, general manager, chief financial officer and any other senior officers. Beijing Technology agrees to accept the proposal provided by NetQin Beijing from time to time relating to employment, daily business and financial management. Without NetQin Beijing or its representative’s prior written consent, Beijing Technology shall not conduct any transaction which may materially affect its assets, business, personnel, rights, liabilities or operations. In addition, the shareholders of Beijing Technology irrevocably appointed a person designed by NetQin Beijing as their attorney-in-fact to vote on their behalf on all matters of Beijing Technology requiring shareholder approval, including matters relating to the transfer of any or all of their respective equity interests in Beijing Technology, and appointment of the directors, chief executive officer, chief financial officer, and other senior management members of Beijing Technology. They further agree to withdraw such appointment and appoint another person as their power-in-fact per NetQin’s request in any time. The shareholders of Beijing Technology agree to transfer any dividends, bonus or any other benefits or interests, which they received as the shareholders of Beijing Technology, to NetQin Beijing without any conditions. This agreement is effective until NetQin Beijing ceases to exist. NetQin Beijing may terminate the agreement at any time by providing 30-day’s advance written notice to Beijing Technology and to each of its shareholders. Neither Beijing Technology nor any of its shareholders may terminate this agreement prior to the expiration date.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement dated as of August 6, 2007 among NetQin Beijing and the shareholders of Beijing Technology, as amended, the shareholders of Beijing Technology pledge all of their respective equity interests in Beijing Technology to NetQin Beijing, to guarantee Beijing Technology and its shareholders’ performance of their obligations under the exclusive technical consulting services agreement, equity disposition agreement and business operations agreement. If Beijing Technology and/or any of its shareholders breach their contractual obligations under these agreements, NetQin Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without NetQin Beijing’s prior written consent, shareholders of Beijing Technology shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice NetQin Beijing’s interests. During the term of this agreement, Beijing Technology shall not distribute any dividends or profits; otherwise NetQin Beijing is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire when, upon NetQin Beijing’s written confirmation, Beijing Technology and its shareholders have fully performed their obligations under the exclusive technical consulting services agreement, equity disposition agreement and business operations agreement. We have registered the pledge of Beijing Technology’s equity interests with the Beijing Administration for Industry and Commerce, and thus are entitled to enforce the pledge against any third parties who may acquire the equity interests in Beijing Technology in good faith. See “Item 3. Key Information — D. Risk Factors — Risks Related to Out Corporate Structure — We rely on contractual arrangements with our consolidated affiliated entity in China and its shareholders for our operations, which may not be as effective as direct ownership in providing operational control and may negatively affect our ability to conduct our business.”

Agreements that Transfer Economic Benefits to Us

Exclusive Technical Consulting Services Agreement. Pursuant to the exclusive technical consulting services agreement dated as of June 5, 2007 between NetQin Beijing and Beijing Technology, NetQin Beijing has exclusive right to provide technical consulting services relating to, among other things, research and development of mobile anti-virus software, training for employees, transfer of research and development technology, public relations, market research and analysis, strategic planning and sales and marketing to Beijing Technology. Without NetQin Beijing’s prior written consent, Beijing Technology shall not engage any third party for any of the technical consulting services provided under this agreement. In addition, NetQin Beijing exclusively owns all intellectual property rights resulting from the performance of this agreement. Beijing Technology agrees to pay a quarterly service fee to NetQin Beijing based on the percentage of revenue of Beijing Technology as set forth in this agreement. During the term of this agreement, NetQin Beijing shall have the right to adjust the service fees. The term of this agreement expires upon the dissolution date of NetQin Beijing under the laws and regulations of the PRC. NetQin Beijing can terminate this agreement at any time by providing 30-day’s prior written notice. Beijing Technology is not permitted to terminate this agreement prior to the expiration date.

Agreements that Provide Us the Option to Purchase the Equity Interest in Beijing Technology

Equity Disposition Agreement. Pursuant to the equity disposition agreement dated as of June 5, 2007 among NetQin Beijing, Beijing Technology and the shareholders of Beijing Technology, Beijing Technology’s shareholders grant NetQin Beijing or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Beijing Technology. All of the equity interests in Beijing Technology can be acquired in considerations for the cancellation of all of the loans extended to Beijing Technology’s shareholders under the loan agreements mentioned below. NetQin Beijing or its designated representative(s) have sole discretion to decide when to exercise such options, either in part or in full. NetQin Beijing or its designated representative(s) is entitled to exercise the options an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the option, in whole or in part to any third party. Without NetQin Beijing’s prior written consent, Beijing Technology’s shareholders shall not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The equity disposition agreement has a term of ten years, but may be extended at the sole option of NetQin Beijing. NetQin Beijing also has the right to require other parties to sign an updated equity disposition agreement instead of extending the existing one.

Loan Agreements. On June 5, 2007, NetQin Beijing and the shareholders of Beijing Technology entered into a loan agreement, pursuant to which NetQin Beijing extended interest-free loans to the shareholders of Beijing Technology with an aggregate amount of RMB6,122,500. In addition, NetQin Mobile Inc. extended a loan in the amount of $250,000 to the shareholders of Beijing Technology with an annual interest rate of 6.0%. In January 2011, NetQin Mobile Inc., NetQin Beijing and the shareholders of Beijing Technology entered into an agreement, which provides that the sole purpose of the loans in the amounts of RMB6,122,500 and $250,000 is to provide funds necessary for the capital injection of Beijing Technology and that the obligations of the shareholders of Beijing Technology to repay such loans can only be fully performed by the sale of all of its equity interests to NetQin Beijing or its designated representative(s) pursuant to the equity disposition agreement. We refer to these agreements collectively as the loan agreements. Without NetQin Beijing’s prior written consent, the shareholders of Beijing Technology shall not approve any transaction which may significantly affect its assets, operations or liabilities. The term of the loan agreements is ten years, and may be extended if both parties agree in writing.

Shareholders Agreement

In connection with our issuance of Series A preferred shares, we and our then-existing shareholders entered into a shareholders agreement on June 7, 2007. This shareholders agreement was amended four times on June 22, 2007, December 15, 2007, April 26 and November 12, 2010, respectively. Under the shareholders agreement, as amended, holders of our registrable shares are entitled to certain registration rights set forth below.

Demand Registration Rights. Holders of registrable securities holding at least 20% of the registrable securities then outstanding have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected a registration under the Securities Act within six months prior to the date of such request pursuant to which such holders had an opportunity to participate as a piggyback registrant. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period.

Form F-3 Registration Rights. Holders of registrable securities holding at least 20% in voting power of the registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price would exceed $2,000,000) have the right to request that we file a registration statement of the registrable securities. When we are eligible for use of Form F-3 or Form S-3, any holder of any registrable security has the right to request that we file a registration statement thereunder at any time, but not more than twice during any twelve month period. We, however, are not obligated to effect a registration on Form F-3 if, among other scenarios, we have, within the six-months period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the registrable securities of such holders have been excluded (with respect to all or any portion of the registrable securities other holders requested be included in such registration). We have the right to defer filing of a registration statement for up to 60 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any twelve-month period and we may not register any other of our shares during such twelve-month period.

Piggyback Registration Rights. If we propose to file a registration statement in connection with a public offering of securities of our company other than in response to demands from holders of registrable securities under their demand registration rights or Form F-3 registrable rights or relating to a company stock plan or corporate reorganization or other Rule 145 transaction, an offer and sale of debt securities, or a registration on any registration form that does not permit secondary sales), then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement.

Expenses of Registration. We will pay all expenses relating to any demand, piggyback or Form F-3 registration, except each holder that exercised its demand registration rights shall bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all selling expenses incurred in connection with registrations, filings or qualifications pursuant to such registration. We are also not required to pay for any expenses of any registration proceeding begun in response to holders’ exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to a few exceptions.

Termination of our Obligations. Our obligations with respect to any registrable securities proposed to be sold by a holder in a registration pursuant to aforementioned rights shall terminate on the seventh (7th) anniversary of our initial public offering, or, if, in the opinion of our counsel, all such registrable securities proposed to be sold by a holder may then be sold without registration in any ninety (90) day period pursuant to Rule 144 promulgated under the Securities Act.

Housing Loans to Employees

During 2010, we entered into housing loan contracts with 10 employees, under which we provided interest-free housing loans to the employees in the amount of $180,000 each. The employees were each required to repay a certain percentage of the loans immediately upon signing the relevant loan agreements and repay a fixed amount per month for the next five years. During 2011, we entered into an interest-free housing loan contract with another employee amounting to $78,681 with a fixed amount of repayment each month for the next 15 years. The loan was guaranteed by RPL Holdings Limited. As of December 31, 2011, housing loans to employees recorded as other current assets and other non-current assets were US$0.1 million and US$0.4 million, respectively.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of share-based compensation awards we have granted to our directors, officers and other individuals as a group.

See footnote 15 to our financial statements for further information about our related party transactions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently a party to any pending material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we may be subject to various legal proceedings and claims that are incidental to our ordinary course of business.

Dividend Policy

We have not paid dividend in the past and do not have any present plan to pay any dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may receive dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Regulations on Dividend Distribution.” Our board of directors has complete discretion on whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities — D. American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

See “— C. Markets” and “Item 12. Description of Securities other than Equity Securities — D. American Depositary Shares.” We have a dual-class common share structure in which Class A common shares have different voting rights than Class B common shares. Class B common shares are each entitled to ten votes, whereas Class A common shares are each entitled to one vote. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs — Our dual-class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing five Class A common shares, have been listed on the New York Stock Exchange since May 5, 2011 and trade under the symbol “NQ.” In 2011, the trading of our ADSs on the New York Stock Exchange ranged from $3.46 to $11.90 per ADS. The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2011 (from May 5, 2011)	11.90	3.46

Quarterly Highs and Lows
Second Fiscal Quarter of 2011 (from May 5, 2011)	11.90	3.95
Third Fiscal Quarter of 2011	7.94	3.73
Fourth Fiscal Quarter of 2011	6.68	3.46
First Fiscal Quarter of 2012 (until March 23, 2012)	10.96	5.35

Monthly Highs and Lows
September 2011	6.12	3.73
October 2011	5.55	3.46
November 2011	6.68	5.10
December 2011	6.28	4.56
January 2012	8.32	5.35
February 2012	8.20	6.30
March 2012 (until March 23, 2012)	10.96	7.06

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Duties of Directors” and “— Terms of Directors and Officers.”

Common Shares

General. Our authorized share capital consists of 800,000,000 common shares, with a par value of $0.0001 each. Our common shares are divided into 560,000,000 Class A common shares and 240,000,000 Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. All of our outstanding common shares are fully paid. Certificates representing the common shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Conversion. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate (including, but not limited to, limited partner) of such holder and which is not any of our founders or any affiliates of our founders, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time our three founders, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares (taking into account all of the issued and outstanding preferred shares on an as-converted basis), each issued and outstanding Class B common share shall be automatically and immediately converted into one Class A common share, and we shall not issue any Class B common shares thereafter. In addition, if at any time more than fifty percent (50%) of the ultimate beneficial ownership of any holder of Class B common shares (other than our founders or our founders’ affiliates) changes, each such Class B common share shall be automatically and immediately converted into one Class A common share. The pledge, transfer, assignment or disposition of Class B common shares by a holder to one of our founders or a founder’s affiliate shall be exempt from, and not trigger, the automatic conversion from Class B common shares to Class A common shares.

Voting Rights. In respect of matters requiring shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than one-third of our voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a requisition to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for important matters such as a change of name. Holders of the common shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any common share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer, (b) the instrument of transfer is in respect of only one class of common shares, (c) the instrument of transfer is properly stamped, if required, (d) in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four, (e) the shares conceded are free of any lien in favor of us, or (f) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis or as otherwise determined by the liquidator with the sanction of an ordinary resolution of the company. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information — H. Document on Display.”

Register of Members. Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

(a)	the names and addresses of the members, and a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b)	the date on which the name of any person was entered on the register as a member; and

(c)	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register will raise a presumption of fact on the matters referred to above unless rebutted), and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Regulations on Foreign Exchange.”

E.	Taxation

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands legal counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to any payments by or to our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

We are a holding company incorporated in the Cayman Islands, which holds 100% of our equity interests in our PRC subsidiary either directly or indirectly through our Hong Kong subsidiary. Our business operations are principally conducted through our PRC subsidiary. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As our Hong Kong subsidiary owns 100% of NetQin Beijing, under the aforesaid arrangement, any dividends that NetQin Beijing pays our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprise as described below or non-PRC tax resident enterprises with an establishment in the PRC and whose dividend incomes have connection with their establishments. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under Circular 601, such dividends would be subject to the withholding tax rate of 10%. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Tax Regulations.”

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

The implementation rules of the New EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

United States Federal Income Taxation

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that will acquire our ADSs or common shares and will hold our ADSs or common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal tax law as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or common shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local or non-United States tax considerations. Each U.S. Holder is urged to consult with its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or common shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or common shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or common shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (such as certain dividends, interest or royalties) or (ii) 50% or more of the value of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat Beijing Technology as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our consolidated financial statements.

Although we do not believe that we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2011, there is a significant risk that we will become a PFIC for our current taxable year ending December 31, 2012, which risk may be mitigated to the extent that we utilize a substantial amount of the cash and other passive assets we hold for the acquisition of business assets. In light of the significant amount of our cash balances and other passive assets and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs and common shares, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles or challenge the classification of certain of our non-passive revenues as passive royalty income, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

The United States federal income tax rules that apply if we are classified as a PFIC for our current or future taxable years are generally discussed below under “Passive Foreign Investment Company Rules.” The United States federal income tax rules that apply if we are not classified as a PFIC for our current and subsequent taxable years, are generally discussed below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares”.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or common shares. Under the PFIC rules:

•	such excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or common shares;

•

such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

•

such amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. Although no assurances may be given, we anticipate that our ADSs should qualify as being regularly traded. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of ADSs would be treated as ordinary income, and loss on the sale or other disposition of ADSs would be treated as an ordinary loss, but only to the extent of the amount previously as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

Subject to certain limitations, a United States person may make a “qualified electing fund” election (“QEF election”), which serves as a further alternative to the foregoing rules, with respect to its investment in a PFIC in which the United States person owns shares (directly or indirectly) of the PFIC. In order for a U.S. Holder to be able to make a QEF election, we must provide such U.S. Holders with certain information. Because we do not intend to provide U.S. Holders with the information needed to make such an election, prospective investors should assume that the QEF election will not be available.

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder may be required to file an annual IRS Form 8621 and such other form as is required by the United States Treasury Department. Each U.S. Holder is advised to consult with its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Although no assurances may be given, the ADSs are expected to be readily tradable on the NYSE, which is an established securities market in the United States. Provided we are not a PFIC for the taxable year, in which the dividend is paid or the preceding taxable year, we believe the dividends we pay on our ADSs should meet the conditions required for the reduced tax rate.

There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in the United States. Since we do not expect that our common shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. Dividends received on our ADSs or common shares will not be eligible for the dividend received deduction allowed to corporations. Each U.S. Holder is advised to consult with its tax advisor regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the common shares.

Dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Common Shares

Subject to the PRIC rules discussed above, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss is subject to limitations. In the event that gain from the disposition of the ADSs or common shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Each U.S. Holder is advised to consult with its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

The United States tax compliance rules impose reporting requirements on certain United States investors in connection with holding interests of a non-United States company, including our ADSs or common shares, that is not held in an account maintained by a U.S. “Financial institution”. These rules also impose penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Dividend payments with respect to our ADSs or common shares and proceeds from the sale or other disposition of our ADSs or common shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting and backup rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our initial public offering of our common shares represented by ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year which is December 31. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

A majority of our revenues and costs are denominated in RMB. At the Cayman Islands holding company level, we may receive dividends and other fees paid to us by our subsidiary and consolidated affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to $0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs

• Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADRs	$1.50 per certificate presented for transfer

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of common shares charged by the registrar and transfer agent for the common shares in the Cayman Islands (i.e., upon deposit and withdrawal of common shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when common shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of common shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. Since the commencement of our most recent fiscal year, we have received from the depositary a reimbursement of $1.0 million net of $0.4 million United States withholding tax.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-172839) for our initial public offering of 7,750,000 ADSs, representing 38,750,000 common shares, which registration statement was declared effective by the SEC on May 4, 2011.

For the period from the effective date of the registration statement to December 31, 2011, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs was $6.2 million for underwriting discounts and commissions and $3.9 million for other expenses. We received net proceeds of approximately $79.0 million from our initial public offering.

For the period from the effective date to December 31, 2011, we did not use a substantial portion of the net proceeds received from our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officers and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were not effective for the reasons set forth in “Internal Control over Financial Reporting” below.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Prior to our initial public offering in May 2011, we were a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2011, our independent registered public accounting firm identified one material weakness in our internal control over financial closing and reporting process, which was related to us not having a sufficient number of professionals in our financial accounting and reporting group with the requisite knowledge of U.S. GAAP and SEC reporting requirements.

We have undertaken certain remedial steps to address the material weakness, including hiring additional professionals with experience in U.S. GAAP and SEC reporting from reputable accounting firms, training our new and existing accounting staff and setting up new internal audit department. We are also setting up an internal control process to timely assess new releases of U.S. GAAP and SEC regulations. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we plan to continue to address and remediate in our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Under the supervision and with the participation of our senior management, including our executive chairman, chief executive officers and our chief financial officer, we are forming a taskforce led by senior management members in pursuing compliance with the requirements of Sarbanes-Oxley Act and are continuing to undertake measures to improve our internal control over financial reporting. These measures include but are not limited to continuously strengthening our accounting resources, improving our financial closing and reporting process and procedures, and developing and strengthening our internal audit function.

As we are still in the evaluation process, we may identify additional control deficiencies in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

Changes in Internal Control Over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have determined that Ms. Ying Han, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended), qualifies as an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officers, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on March 15, 2011. We have posted a copy of our code of business conduct and ethics on our website at http://ir.netqin.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2010	2011
	(in US$ thousands)
Audit fees (1)	147	1,030
Audit-related fees (2)	—	1,211
Tax fees (3)	38	62

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial information.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2011 and review and comment on internal control over financial reporting readiness work.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2011.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we do not plan to rely on home country practice with respect to any other corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item  18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of NetQin Mobile Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-172839))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-172839))

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-172839))

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-172839))

2.4	Third Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated as of November 12, 2010 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.1	Amended and Restated 2007 Global Share Plan and amendments thereto (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-172839))

4.2	2011 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (File No. 333-172839))

4.4	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.5	English translation of Business Operations Agreement, dated as of June 5, 2007, among NetQin Beijing, Beijing Technology and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.6	English translation of Equity Interest Pledge Agreement, dated as of August 6, 2007, as amended, among NetQin Beijing and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.7	English translation of Exclusive Technical Consulting Services Agreement, as amended, dated as of June 5, 2007, between NetQin Beijing and Beijing Technology (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.8	English translation of Equity Disposition Agreement, dated as of June 5, 2007, among NetQin Beijing, Beijing Technology and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.9	English translation of Patented Technology License Agreement, dated as of January 7, 2011, among Mr. Henry Yu Lin, Mr. Vincent Wenyong Shi, and Mr. Xianle Ni. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.10	English translation of Loan Agreements, dated as of June 5, 2007, as amended, among NetQin Beijing, NetQin Mobile Inc. and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.11	English translation of Value-Added Information Services Channel Cooperation Agreement (Overseas), dated as of April 1, 2010, as amended, between NetQin Mobile Inc. and Tianjin Yidatong Technology Development Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.12	English translation of Wireless Value-Added Applications Services Channel Cooperation Agreement (Domestic), dated as of June 1, 2010, between Beijing Technology and Tianjin Yidatong Technology Development Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.13	English translation of Framework Agreement on Value-Added Services for Mobile Security, dated as of January 2, 2008, between Beijing Technology and China Mobile Communications Corporation (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-172839))

4.14	English translation of Business Cooperation Agreement, dated as of May 20, 2010, between Beijing Technology and China Mobile Group Beijing Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-172839))

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-172839))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Jincheng Tongda & Neal

15.3*	Consent of Independent Registered Public Accounting Firm

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 30, 2012	NETQIN MOBILE INC.

	By:	/s/ Henry Yu Lin
	Name:	Henry Yu Lin
	Title:	Chairman and Co-Chief Executive Officer

NetQin Mobile Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetQin Mobile Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ (deficit)/equity and cash flows present fairly, in all material respects, the financial position of NetQin Mobile Inc. (the “Company”) and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

March 30, 2012

NETQIN MOBILE INC.

Consolidated Balance Sheets

(In thousands, except for share and per share data)

		As of December 31,
	Notes	2010	2011
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		17,966	69,510
Term deposits		11,279	58,563
Accounts receivable, net of allowance of US$315 and US$636 as of December 31, 2010 and 2011, respectively		10,081	21,379
Prepaid expenses and other current assets	5	5,285	6,806

Total current assets		44,611	156,258

Equity investment in an associate	17	1,012	1,182
Property and equipment, net	6	981	1,078
Intangible assets, net	7	133	1,590
Other non-current assets	8	1,667	374

Total Assets		48,404	160,482

LIABILITIES
Current liabilities:
Accounts payable		658	1,014
Deferred revenue		2,690	7,090
Accrued expenses and other current liabilities	9	1,942	3,656
Tax payable	11	272	368
Deferred tax liabilities	11	—	103

Total current liabilities		5,562	12,231

Noncurrent liabilities:
Deferred tax liabilities, non-current	11	187	—

Total Liabilities		5,749	12,231

Commitments and contingencies	16
MEZZANINE EQUITY
Series A convertible preferred shares, US$0.0001 par value; 33,250,000 shares authorized; 33,250,000 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively; liquidation value of US$3,325 and US$ nil as of December 31, 2010 and 2011, respectively	13	3,242	—
Series B redeemable convertible preferred shares, US$0.0001 par value; 34,926,471 shares authorized; 34,926,471 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively; liquidation value of US$12,500 and US$ nil as of December 31, 2010 and 2011, respectively	13	16,638	—
Series C redeemable convertible preferred shares, US$0.0001 par value; 29,687,500 shares authorized; 29,687,500 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively; liquidation value of US$17,000 and US$ nil as of December 31, 2010 and 2011, respectively	13	16,983	—
Series C-1 redeemable convertible preferred shares, US$0.0001 par value; 16,773,301 shares authorized; 16,773,301 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively; liquidation value of US$14,120 and US$ nil as of December 31, 2010 and 2011, respectively	13	14,115	—
SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A common shares
(US$0.0001 par value, nil and 560,000,000 shares authorized; nil and 55,953,690 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	14	—	6
Class B common shares
(US$0.0001 par value, 250,000,000 and 240,000,000 shares authorized; 50,352,941 and 160,664,773 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	14	5	16
Additional paid-in capital		12,006	157,064
Accumulated deficit		(21,994)	(11,743)
Accumulated other comprehensive income		1,592	2,841

Total NetQin Mobile Inc.’s shareholders’ (deficit)/equity		(8,391)	148,184

Non-controlling interest		68	67

Total shareholders’ (deficit)/equity		(8,323)	148,251

Total Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity		48,404	160,482

The accompanying notes are an integral part of these consolidated financial statements.

NETQIN MOBILE INC.

Consolidated Statements of Operations

(In thousands, except for share and per share data)

		For the Year Ended December 31,
	Notes	2009	2010	2011
		US$	US$	US$
Net revenues
Premium mobile Internet services		5,014	15,268	36,202
Other services		250	2,427	4,469

Total net revenues		5,264	17,695	40,671

Cost of revenues*		(2,812)	(5,193)	(8,057)

Gross profit		2,452	12,502	32,614

Operating expenses
Selling and marketing expenses*		(3,344)	(4,436)	(7,955)
General and administrative expenses*		(2,139)	(14,750)	(14,024)
Research and development expenses*		(2,312)	(2,959)	(5,095)

Total operating expenses		(7,795)	(22,145)	(27,074)

(Loss)/Income from operations		(5,343)	(9,643)	5,540

Interest income		159	234	1,342
Realized gain/(loss) on available-for-sale investments		47	(102)	29
Foreign exchange (loss)/gain, net		(2)	(46)	3,011
Other (expenses)/income, net		(12)	135	306

(Loss)/Income before income taxes		(5,151)	(9,422)	10,228

Income tax expense	11	—	(401)	(97)
Share of (loss)/profit from an associate	17	—	(7)	119

Net (loss)/income		(5,151)	(9,830)	10,250

Net loss attributable to the non-controlling interest		1	3	1

Net (loss)/income attributable to NetQin Mobile Inc.		(5,150)	(9,827)	10,251

Accretion of redeemable convertible preferred shares	13	(1,393)	(1,533)	(535)
Beneficial conversion feature of redeemable convertible preferred shares	13	—	(5,693)	—
Allocation of net income to participating preferred shareholders		—	—	(1,595)

Net (loss)/income attributable to common shareholders		(6,543)	(17,053)	8,121

Net (loss)/earnings per common share, basic	12	(0.15)	(0.34)	0.05
Net (loss)/earnings per common share, diluted	12	(0.15)	(0.34)	0.04
Net (loss)/earnings per ADS, basic	12	(0.77)	(1.72)	0.23
Net (loss)/earnings per ADS, diluted	12	(0.77)	(1.72)	0.21

Weighted average number of common shares outstanding:
Basic		42,251,533	49,683,230	173,373,462
Diluted		42,251,533	49,683,230	193,537,974
Weighted average number of ADS outstanding:
Basic		8,450,307	9,936,646	34,674,692
Diluted		8,450,307	9,936,646	38,707,594
* Share-based compensation expense included in:	10
Cost of revenues		13	19	130
Selling and marketing expenses		35	102	1,923
General and administrative expenses		1,087	12,299	7,895
Research and development expenses		43	146	724

The accompanying notes are an integral part of these consolidated financial statements.

NETQIN MOBILE INC.

Consolidated Statements of Shareholders’ (Deficit)/Equity and Comprehensive (Loss)/Income

(In thousands, except for share and per share data)

	Attributable to NetQin Mobile Inc.’s Shareholders’ (Deficit)/Equity
	Common share				Accumulated
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated deficit	Other Comprehensive Income/(Loss)	Non- Controlling Interest	Total Shareholders’ (Deficit)/Equity	Comprehensive Income/(Loss)
		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2009	50,352,941	5	1,188	(7,017)	888	—	(4,936)

Share-based compensation		—	1,178	—	—	—	1,178	—
Contributions received from a non-controlling interest shareholder		—	—	—	—	72	72	—
Accretion of redeemable convertible preferred shares (Note 13)		—	(1,393)	—	—	—	(1,393)	—
Unrealized gain on available-for-sale investments, net of income tax of US$14		—	—	—	47	—	47	47
Foreign currency translation adjustment		—	—	—	10	—	10	10
Net loss		—	—	(5,150)	—	(1)	(5,151)	(5,151)

Total comprehensive loss								(5,094)

Balance as of December 31, 2009	50,352,941	5	973	(12,167)	945	71	(10,173)

Share-based compensation		—	12,566	—	—	—	12,566
Accretion of redeemable convertible preferred shares (Note 13)		—	(1,533)	—	—	—	(1,533)
Recognition of beneficial conversion feature (Note 13)		—	5,693	—	—	—	5,693
Amortization of beneficial conversion feature (Note 13)		—	(5,693)	—	—	—	(5,693)
Disposal of available-for-sale investments		—	—	—	(42)	—	(42)	(42)
Foreign currency translation adjustment		—	—	—	689	—	689	689
Net loss		—	—	(9,827)	—	(3)	(9,830)	(9,830)

Total comprehensive loss								(9,183)

Balance as of December 31, 2010	50,352,941	5	12,006	(21,994)	1,592	68	(8,323)

	Attributable to NetQin Mobile Inc.’s Shareholders’ (Deficit)/Equity
	Common share				Accumulated
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated deficit	Other Comprehensive Income/(Loss)	Non- Controlling Interest	Total Shareholders’ (Deficit)/Equity	Comprehensive Income/(Loss)
		US$	US$	US$	US$	US$	US$	US$
Share-based compensation		—	10,672	—	—	—	10,672
Accretion of redeemable convertible preferred shares (Note 13)		—	(535)	—	—	—	(535)
Conversion of Series A convertible preferred shares into common shares (Note 13)	33,250,000	3	3,239	—	—	—	3,242
Conversion of Series B redeemable convertible preferred shares into common shares (Note 13)	34,926,471	4	17,169	—	—	—	17,173
Conversion of Series C redeemable convertible preferred shares into common shares (Note 13)	29,687,500	3	16,980	—	—	—	16,983
Conversion of Series C-1 redeemable convertible preferred shares into common shares (Note 13)	16,773,301	2	14,113	—	—	—	14,115
Issuance of common shares net of issuance costs (Note 14)	38,750,000	4	78,956	—	—	—	78,960
Exercise of options	12,878,250	1	4,464	—	—	—	4,465
Foreign currency translation adjustment		—	—	—	1,249	—	1,249	1,249
Net profit/(loss)		—	—	10,251	—	(1)	10,250	10,250

Total comprehensive income								11,499

Balance as of December 31, 2011	216,618,463	22	157,064	(11,743)	2,841	67	148,251

The accompanying notes are an integral part of these consolidated financial statements.

NETQIN MOBILE INC.

Consolidated Statements of Cash Flows

(In thousands)

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$
Cash flows from operating activities:
Net (loss)/income	(5,151)	(9,830)	10,250
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	293	402	597
Allowance for doubtful accounts	—	315	321
Share-based compensation	1,178	12,566	10,672
Deferred income tax	—	183	(84)
Foreign exchange loss/(gain), net	2	46	(3,011)
Share of loss/(profit) from an associate	—	7	(119)
Realized (gain)/loss on disposal of available-for-sale investments	(47)	102	(14)
Other income from ADR depositary arrangement	—	—	(214)
Changes in operating assets and liabilities:
Accounts receivable	1,055	(9,087)	(11,628)
Prepaid expenses and other current assets	3	(588)	(1,911)
Other non-current assets	—	(1,247)	269
Accounts payable	303	(50)	396
Deferred revenue	397	2,132	4,400
Accrued expenses and other current liabilities	329	1,043	1,844
Tax payable	(28)	250	72

Net cash (used in)/provided by operating activities	(1,666)	(3,756)	11,840

Cash flows from investing activities:
Placement of term deposits	(3,954)	(11,279)	(51,463)
Maturities of term deposits	5,854	2,197	4,331
Purchase of available-for-sale investments	(2,163)	(13)	—
Advances to Tianjin Yidatong Technology Development Co., Ltd.	(1,760)	(2,279)	—
Proceeds from the repayment of the advance to Tianjin Yidatong Technology Development Co., Ltd.	732	1,921	2,196
Disbursements from the lending of the housing loans to employees	—	(1,798)	(79)
Proceeds from the repayments of the housing loans to employees	—	1,200	180
Proceeds from disposals of available-for-sale investments	4,402	2,181	14
Cash paid for investment under equity method	—	(1,007)	—
Purchase of property and equipment and intangible assets	(407)	(578)	(2,270)

Net cash provided by/(used in) investing activities	2,704	(9,455)	(47,091)

Cash flows from financing activities:
Proceeds from issuance of Series C convertible redeemable preferred shares (net of issuance costs of US$21)	—	16,978	—
Proceeds from issuance of Series C-1 convertible redeemable preferred shares (net of issuance costs of US$5)	—	11,915	2,200
Proceeds from initial public offering (net of underwriters’ commission of US$6,239)	—	—	82,886
Proceeds from exercising of share options	—	—	1,551
Payments of listing expenses	—	—	(3,926)
Cash contributed by non-controlling interest	72	—	—

Net cash provided by financing activities	72	28,893	82,711

Effect of exchange rate changes on cash and cash equivalents	7	580	4,084
Net increase in cash and cash equivalents	1,117	16,262	51,544

Cash and cash equivalents at the beginning of the year	587	1,704	17,966

Cash and cash equivalents at the end of the year	1,704	17,966	69,510

Supplemental disclosures of cash flow information:
Cash paid for income taxes	27	—	16
Supplemental disclosures of non-cash investing and financing activities:
Accretion of redeemable convertible preferred shares	1,393	1,533	535
Beneficial conversion feature of redeemable convertible preferred shares	—	5,693	—
Issuance of Series C-1 redeemable convertible preferred shares not paid until January 2011	—	2,200	—
Conversion of preferred shares to common shares	—	—	51,513
Purchase of property and equipment financed by accounts payable	13	40	—

The accompanying notes are an integral part of these consolidated financial statements.

NETQIN MOBILE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

a) Principal activities

NetQin Mobile Inc. (“NetQin”, or the “Company”), through its subsidiaries, its variable interest entity (“VIE”), and the VIE’s subsidiary is principally engaged in the provision of mobile Internet services relating to mobile security and productivity needs in the People’s Republic of China (the “PRC” or “China”) and overseas markets. The services delivered include anti-virus, anti-malware, anti-spam, privacy protection, data backup and recovery and data management. The Company, its subsidiaries, its VIE and the VIE’s subsidiary are hereinafter collectively referred to as the “Group”.

b) Reorganization

The Company was incorporated as a limited liability company under the laws of the Cayman Islands (“Cayman”) on March 14, 2007. The Company was 100% owned by RPL Holdings Limited (“RPL”). RPL is a limited liability company organized under the laws of British Virgin Islands (“BVI”), which is owned and controlled by Dr. Henry Yu Lin, Dr. Vincent Wenyong Shi, and Mr. Xu Zhou (collectively, the “Founders”).

In May 2007, the Company established NetQin Mobile (Beijing) Co., Ltd. (“NetQin Beijing”) as wholly foreign-owned enterprise in the PRC. In June 2007, the Company undertook a reorganization (the “Reorganization”) to become the ultimate holding company of the Group. Prior to the Reorganization, the Group’s business was operated by Beijing NetQin Technology Co. Ltd. (“Beijing Technology”), a company wholly owned and controlled by the Founders, which commenced operations on October 21, 2005. By entering into a series of agreements (collectively, “VIE Agreements”) with the Founders and NetQin Beijing, Beijing Technology became a variable interest entity whose primary beneficiary is NetQin Beijing. Consequently, the Company as the parent of NetQin Beijing became the ultimate primary beneficiary of Beijing Technology and has consolidated financial statements of Beijing Technology and its subsidiary. Beijing Technology was the predecessor of the Group and operated all of the business of the Group prior to the Reorganization.

Immediately before the Reorganization, Beijing Technology was 100% owned by the Founders and the ultimate owners’ shareholdings of the Beijing Technology were identical to those of the Company. There was no change in ownership of Beijing Technology immediately before and after the Reorganization. Accordingly, the Reorganization is accounted for as a legal reorganization of entities under common control in a manner similar to a pooling-of-interest.

c) Subsidiaries, VIEs and a VIE’s subsidiary

As of December 31, 2011, details of the Company’s subsidiaries, VIE and the VIE’s subsidiary are as follows.

Name	Date of Incorporation	Place of Incorporation	Relationship	Principal Activities
Subsidiaries
NetQin International Ltd. (“NetQin HK”)	April 26, 2010	Hong Kong	Wholly-owned subsidiary	Premium mobile Internet services in overseas markets
NQ Mobile US Inc. (“NQ US”)*	November 5, 2010	United States	Wholly-owned subsidiary	Market intelligence and information analysis
NetQin Beijing	May 15, 2007	The PRC	Wholly-owned subsidiary	Premium mobile Internet services in PRC and overseas markets, and technology consulting and services
Taiwan NetQin Technology Limited (“NQ Taiwan”)	December 2, 2011	Taiwan	Wholly-owned subsidiary	Marketing and sales development
Variable Interest Entity
Beijing Technology	October 21, 2005	The PRC	VIE	Premium mobile Internet services in PRC market and research and development
Subsidiary of VIE
Fuzhou NetQin Mobile Information Technology Co., Ltd. (“Fuzhou NetQin”)	June 1, 2009	The PRC	Subsidiary of the VIE	Marketing and sales development

*	NetQin US Inc. was renamed to NQ Mobile US Inc. on December 14, 2011.

d) Variable Interest Entity

To comply with relevant PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide mobile value added service and hold service provider (“SP”) license through mobile Internet in China, the Group conducts substantially all its operations through Beijing Technology which holds the SP licenses and approvals to provide such services in China. The VIE Agreements entered into among NetQin Beijing, Beijing Technology and the Founders enable the Company, through NetQin Beijing to:

•	exercise effective control over Beijing Technology;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks of expected losses from Beijing Technology as if it were its sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in Beijing Technology.

Management evaluated the relationships among the Company, NetQin Beijing and Beijing Technology and concluded that NetQin Beijing is the primary beneficiary of Beijing Technology and its subsidiary.

As a result, the results of operations, assets and liabilities of Beijing Technology and its subsidiary have been included in the Company’s consolidated financial statements.

The following is a summary of the VIE agreements:

Exclusive Technical Consulting Services Agreement

Under the exclusive technical consulting services agreement between NetQin Beijing and Beijing Technology, NetQin Beijing has the exclusive right to provide to Beijing Technology the technical consulting services related to Beijing Technology’s business operations. NetQin Beijing owns the intellectual property rights developed by either NetQin Beijing or Beijing Technology in the performance of this agreement. Beijing Technology pays to NetQin Beijing quarterly service fees, determined unilaterally by NetQin Beijing. The quarterly service fees are eliminated upon consolidation. This agreement is effective until NetQin Beijing ceases to exist or is terminated at NetQin Beijing’s sole discretion by giving 30 day’s advanced notice to Beijing Technology.

Business Operation Agreement

Under the business operation agreement among NetQin Beijing, Beijing Technology and the Founders, Beijing Technology agrees to accept the guidance and advice provided by NetQin Beijing on Beijing Technology’s daily operations and financial management systems. The Founders must secure the appointments of Beijing Technology’s directors and senior management per NetQin Beijing’s designation. Beijing Technology and the Founders also agree that without the prior consent of NetQin Beijing, Beijing Technology will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of Beijing Technology. In addition, the Founders irrevocably appointed NetQin Beijing to vote on their behalf on all matters, including matters relating to the transfer of any or all of their respective equity interests in Beijing Technology, and appointments of the directors, chief executive officer, chief financial officer, and other senior management of Beijing Technology. This agreement is effective until NetQin Beijing ceases to exist or is terminated at NetQin Beijing’s sole discretion by giving 30 days’ advanced notice to Beijing Technology and the Founders.

Equity Disposition Agreement

Under the equity disposition agreement among the Founders, Beijing Technology and NetQin Beijing, the Founders irrevocably granted NetQin Beijing or its designated party an exclusive option to purchase from the Founders, to the extent permitted under PRC law, all or part of the equity interests in Beijing Technology for the minimum amount of consideration permitted by the PRC law. NetQin Beijing or its designated party has sole discretion to decide when to exercise the option, either in part or in full. Without NetQin Beijing’s consent, the Founders agree not to transfer, pledge, or otherwise dispose of their equity interest of Beijing Technology in any way. This agreement is effective for 10 years and renewable at NetQin Beijing’s sole discretion.

Equity Interest Pledge Agreement

Pursuant to equity interest pledge agreement between NetQin Beijing and the Founders, the Founders have pledged their respective equity interests in Beijing Technology to secure the Founders and Beijing Technology’s obligation under other agreements and for the payment by Beijing Technology under the exclusive technical consulting services agreement. The Founders agree that they shall not sell, mortgage or dispose of any of Beijing Technology’s equity interest without prior written consents from NetQin Beijing. This agreement is terminable only when the Founders and Beijing Technology’s obligation under the above three agreements have been fulfilled.

Loan Agreements

The Company and its subsidiaries have granted interest-free loans to the Founders with the sole purpose of providing funds necessary for the capital injection of Beijing Technology. Without the prior consent of the Company, the Founders will not approve any transaction including merger, acquisition, new investments and etc., significantly affecting their shareholder rights of Beijing Technology. The loan is due if NetQin Beijing decides to exercise its exclusive purchase option under the equity disposition agreement. The loan is settled fully and only by the Founders transferring their equity interest of Beijing technology according to the equity disposition agreement and using the proceeds to pay off the loans. The interest-free loans to the Founders as of December 31, 2010 and 2011 were US$1,174 and US$1,222, respectively. The loans for capital injection are eliminated with the capital of Beijing Technology during consolidation.

Risks in Relation to the VIE Structure

The following consolidated financial information of VIE was included in the accompanying consolidated financial statements:

		As of December 31,
		2010	2011
		US$	US$
Total assets		17,467	84,873
Total liabilities		14,897	86,144

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$
Total net revenue	3,898	11,400	23,039
Net (loss) / income	(1,337)	2,829	(3,829)

	For the Year Ended December 31,
	2009	2010	2011
	US$	US$	US$
Net increase in cash and bank balances	559	6,936	66,007

Total consolidated assets of VIE as of December 31, 2010 and 2011 mainly comprised of cash and cash equivalents, accounts receivable, prepaid and other current assets and property and equipment. Total liabilities as of December 31, 2010 and 2011 mainly comprised of accounts payable, deferred revenue, accrued expense and other liabilities.

Net revenue comprised approximately 74%, 64% and 57% of the Group’s total net revenue for the years ended December 31, 2009, 2010 and 2011, respectively. All intercompany transactions and balances were eliminated upon consolidation.

In accordance with the VIE agreements, the Company has power to direct activities of the VIE, and can have assets transferred out of the VIE and its subsidiary. Therefore, the Company considers that there is no asset in the consolidated VIE that can be used only to settle obligations of the consolidated VIE except for registered capitals of the VIE and the VIE’s subsidiary amounting to US$1,749 as of December 31, 2011. As the consolidated VIE and its subsidiary are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIE.

Currently, there is no contractual arrangement that could require the Company to provide additional financial support to the VIE. As the Company is conducting its PRC premium mobile Internet services business through the VIE and its subsidiary, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation and consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE for which the Company being the ultimate primary beneficiary, and a VIE’s subsidiary.

These consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore, the Company or its subsidiary is the primary beneficiary of the entity.

All significant inter-company transactions and balances have been eliminated upon consolidation.

b) Use of estimates

The preparation of these consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include the allowance for doubtful accounts, the valuation allowance of deferred tax assets, the estimated useful lives of long-lived assets, the impairment assessment of long-lived assets and equity investments and the valuation and recognition of share-based compensation.

c) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

d) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months and less than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the period.

e) Available-for-sale investments

The Group invests in open ended investment funds and Renminbi (“RMB”) financial products issued by banks and other financial institutions. The funds invest in a combination of ordinary stock, government bonds, central bank bills, bank notes, and money market funds. The investments are classified as available-for-sale investments and are reported at fair value with unrealized gains or losses, if any, recorded as accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to profit or loss in the consolidated statements of operations during the period in which the gain or loss is realized on a specific identification basis.

The Group considers available evidence, including the duration and extent to which declines in fair value of the available-for-sale investments compared to cost, in determining whether any unrealized loss is “other-than-temporary”. Determination of whether declines in value are other-than-temporary requires significant judgment and if the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss in the consolidated statement of operations. The new cost basis will not be changed for subsequent recoveries in fair value. For each period presented, the Group did not record any charges to write down available-for-sale investments for other than temporary declines.

f) Allowance for doubtful accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Accounts receivable balances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote. The following table presents movement of the allowance for doubtful accounts:

	Balance at Beginning of Year	Charged to Expenses	Write-Offs Net of Recoveries	Balance at End of Year
	US$	US$	US$	US$
Allowance for doubtful accounts
2009	—	—	—	—
2010	—	315	—	315
2011	315	321	—	636

g) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Estimated useful lives of the assets
Computer equipment	3 years
Leasehold improvements	Shorter of lease terms and estimated useful lives
Electronic equipment	3 years
Office equipment	5 years
Motor vehicles	5 years

Expenditure for repairs and maintenance is expensed as incurred. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

h) Equity investments

The equity investment is comprised of an investment in a private-held company, Beijing Feiliu Jiutian Technology Co., Ltd. (“Beijing Feiliu”). The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group accounts for its investment in Beijing Feiliu using the equity method of accounting.

The Group assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary.

i) Impairment of long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of long-lived assets was recognized for any of the periods presented.

j) Functional currency and foreign currency translation

The Group’s reporting currency is the U.S. dollar (“US$”). The functional currency of NetQin, NetQin HK and NQ US is US$ while the functional currency of the Company’s PRC subsidiary, VIE and VIE’s subsidiary is RMB. The functional currency of newly established NQ Taiwan is Taiwan dollar. In the consolidated financial statements, the financial information of the Company’s subsidiaries, VIE and VIE’s subsidiary has been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than the functional currency are translated into prevailing functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of operations.

k) Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and/or service has been performed, the price is fixed or determinable and collection is reasonably assured.

Revenue is recorded net of business tax and related surcharges of US$158, US$523 and US$1,238 for the years ended December 31, 2009, 2010 and 2011, respectively.

Revenues presented in the consolidated statements of operations include revenues from premium mobile Internet services and other services.

Premium mobile Internet services

Premium mobile Internet services revenues are derived principally from providing premium mobile security and productivity services to end users. The basic functions of security and productivity services, including anti-virus, anti-malware, anti-spam, privacy protection, data backup and recovery are free of charge. The customers are charged for updating the anti-virus database on a pay-per-use basis or paying a fee to subscribe to the premium security and productivity services including continuous update of anti-virus database, continuous update of the semantics of anti-spam, and advanced privacy protection on a monthly, quarterly, semi-annually, annually or life-long (of the handset subscribed) basis. The Group recognizes revenue for premium services considered to be software-related (e.g., mobile security services) in accordance with industry specific accounting guidance for software and software related transactions. For premium services where the customer does not take possession of fully-functioning software (e.g., mobile productivity services), the Group recognizes revenue pursuant to ASC 605, Revenue Recognition. Provided collectability is probable, revenue is recognized over the usage period which is the same for software-related services and services where software is incidental to the provision of the services. Basic functions and customer support are provided to end users free of charge, whether they subscribe to our services or not. Customer arrangements may include premium mobile security and productivity services which are multiple elements. Revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element. Fair value is generally determined by vendor specific objective evidence (“VSOE”). In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standard for multiple deliverable revenue arrangements, which provided updated guidance on whether multiple deliverables exist, how deliverables in an arrangement should be separated, and how consideration should be allocated. This standard eliminates the use of the residual method and requires arrangement consideration to be allocated based on the relative selling price for each deliverable. The selling price for each arrangement deliverable can be established based on VSOE or third-party evidence (“TPE”) if VSOE is not available. The new standard requires the application of an estimate of selling price (“ESP”) if neither VSOE nor TPE is available. On January 1, 2011, the Company adopted ASU 2009-13 on a prospective basis for applicable transactions originating or materially modified after December 31, 2010. The adoption of this standard did not have a significant impact on the Company’s revenue recognition for multiple deliverable arrangements. For all the periods presented, the usage period for the elements in arrangements that include multiple elements is the same. No allocation was performed as there is no impact from the allocation on revenue recognized.

Revenue for pay-per-use services is recognized on a per-use basis when the update is made. Proceeds from sale of subscription services are deferred when received and revenue for the subscription services is recognized on a straight-line basis over the estimated service period provided all revenue recognition criteria have been met. For the life-long subscription, the Group estimates the average service to be eighteen months based on the estimates of how often customers change their mobile phones.

The payment channels include wireless carriers and service providers, prepaid cards, and third party payment processors.

Wireless carriers and service providers. The Group, via SPs, cooperates with wireless carriers to provide premium mobile Internet services to the customers. In China, SPs have the exclusive licenses to contract with wireless carriers in offering premium mobile Internet services to the end users and they are mainly responsible for assisting in the billing of premium mobile Internet services. Wireless carriers are mainly responsible for billing, collection and customer support relating to the end users. Under certain circumstances, the Group itself is an SP and contracts directly with wireless carriers.

Fees paid for premium service are charged to the customers’ telephone bills and shared between the Group and wireless carriers. The sharing percentage is fixed and determined by wireless carriers. The Group does not enter into the arrangements directly with the wireless carriers except when the Group acts as an SP itself and the wireless carriers are not acting as an agent for the Group in the transactions. Therefore, the revenue recognized is net of the amounts retained by the wireless carriers.

The Group recognizes and reports its premium mobile Internet services revenues on a gross basis based on its and SPs’ portion of the billings as the Group has the primary responsibility for fulfilment and acceptability of the premium mobile Internet services and is considered a principal in the transactions. The amounts attributed to SPs’ share are determined pursuant to the arrangements between SPs and the Group and are recognized as costs of revenues.

To recognize premium mobile Internet services revenues, the Group relies on wireless carriers and SPs to provide it the billing confirmations for the amount of services they have billed to their mobile customers. At the end of each reporting period, when the wireless carriers or SPs are yet to provide the Group the monthly billing confirmations, the Group uses information generated from its internal system as well as the historical data to estimate the amounts of collectable premium mobile Internet services fees and to recognize revenue. Historically, there have been no significant adjustments to the revenue estimates.

Prepaid cards. The Group sells prepaid cards to customers through independent distributors. The customers can use the prepaid cards to subscribe to the premium services. Once the customers activate the premium service using the prepaid cards, the Group starts to recognize its revenues on a straight-line basis over the service period. While the Group has primary responsibility for fulfillment and acceptability, it does not have control of, and generally does not know, the ultimate selling price of the prepaid cards sold by the distributors, and therefore, net proceeds from the distributors form the basis of revenue recognition.

Third party payment processors. The customers can also subscribe to the Group’s premium service directly through its website and the billings are handled by third party payment processors. Under these circumstances, the Group has the primary responsibility for fulfilment and acceptability and recognizes the revenue on a gross basis. The amounts attributed to third party payment processors are recognized as costs of revenue.

Other services revenues

Other services revenues are derived principally from fees paid by third party business partners for referring customers to them and providing technology development service. The Group recognizes referral revenue when the referral occurs and the technology development revenue when the performance is completed.

l) Cost of revenues

Cost of revenues primarily consists of customer acquisition cost paid to third party business partners based on number of end users referred by them, which are expensed when earned by third party business partners, fees paid to the handset makers for them to preload the Group’s software, fees paid to or retained by SPs and third party payment processors for their services relating to the billing of the Group’s premium mobile Internet services revenues, and staff costs of those departments directly involved in providing premium mobile Internet services and other services.

m) Advertising costs

Advertising costs are expensed as incurred. Included in selling and marketing expense are advertising costs of US$1,761, US$1,781 and US$2,929 for the years ended December 31, 2009, 2010 and 2011, respectively.

n) Research and development

Research and development related expenses consist primarily of payroll-related expenses. Costs incurred for the development of mobile security and productivity software prior to the establishment of technological feasibility are expensed when incurred. Once the software has reached technological feasibility with a proven ability to operate in the market, all subsequent software development costs are capitalized until that software is marketed. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and software design documentation. The costs incurred for development of software have not been capitalized because the period after the date technical feasibility is reached and the time when the software is marketed is short historically and the development cost incurred in the period are insignificant. The Group capitalizes certain costs relating to software developed to meet its internal requirements and for which there are no substantive plans to market the software. As software development costs that qualified for capitalization were insignificant, all software development costs have been expensed when incurred for the years ended December 31, 2009, 2010 and 2011.

o) Operating lease

Leases where substantially all the risks and rewards of ownership of the assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight line basis over the lease periods.

p) Other income

Other income mainly consists of government subsidies and income derived from American Depositary Receipt (“ADR”) arrangements entered into between the Company and an ADR depositary bank (“DB”) in February 2011.

Government subsidies are originally deferred when received upfront. The subsidies are recognized as other income in the period when the Group has met all of the conditions attached to the subsidies. During the years ended December 31, 2009, 2010 and 2011, the Group recorded other income for cash subsidies received from the PRC government of US$0, US$148 and US$155, respectively. As of December 31, 2010 and 2011, there was no deferral relating to cash subsidy received from the PRC government.

According to the ADR arrangements, the Company will have the right to receive series of reimbursements after the closing of Initial Public Offering (“IPO”) over the five-year term as a return of using DB’s services. Total fixed monetary reimbursements over the terms of this arrangement amounted to US$2.3 million. All the reimbursements are subject to the compliance of the Company on all term of the contracts, including the non-existence of default conditions stipulated in the contracts. The Company performed detailed assessments over such conditions and deemed these conditions remote as of December 31, 2011. Total reimbursements are recognized evenly over the contract term as other income. For the year ended December 31, 2011, the Group recorded other income of US$306.

q) Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed.

The Group recorded employee benefit expenses of US$500, US$829 and US$1,250 for the years ended December 31, 2009, 2010 and 2011, respectively.

r) Share-based compensation

The Group grants share options to its selected employees, directors and non-employees. Awards granted to employees are measured at the grant date based on the fair value of the award and are recognized as an expense using graded vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

Awards granted to non-employees are measured at fair value at the earlier of the commitment date or the date the services are completed. Awards are remeasured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are rendered and awards are vested. Changes in fair value between interim reporting dates are attributed consistent with the method used in recognizing the original compensation costs.

Binomial option-pricing model is adopted to measure the value of awards. The determination of fair value is affected by the share price as well as assumptions relating to a number of complex and subjective variables, including but not limited to the expected share price volatility, actual and projected employee and non-employee share option exercise behaviour, risk-free interest rates and expected dividends. The use of Binomial option-pricing model requires extensive actual employee and non-employee exercise behaviour data for the relative probability estimation purpose, and a number of complex assumptions.

Forfeiture rates are estimated at the time of grant and are revised in subsequent periods if actual forfeitures differ from those estimates.

s) Non-controlling interest

Non-controlling interest represents the equity interest in subsidiaries that is not attributable, either directly or indirectly, to the Company’s shares in such subsidiaries. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest in the results of the Company is presented on the face of the consolidated statements of operations as an allocation of the total profit or loss for the periods between non-controlling shareholders and the shareholders of the Company.

t) Income tax

Current income tax is provided on the basis of income for financial reporting purpose, adjusted for income and expense items which are not assessable or deductible for income tax purpose, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax is accounted for using the liability approach which requires the recognition of income tax payable or refundable for the current year and deferred income tax liabilities and assets for the future tax consequences of events that have been recognized in the Group’s financial statements or tax returns. Deferred income tax is determined based on the differences between the financial reporting and tax basis of assets and liabilities and is measured using the currently enacted income tax rates and laws. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in the consolidated statements of operations in the period when such changes are enacted. A valuation allowance is provided to reduce the carrying amounts of deferred income tax assets if it is considered more likely than not that a portion or all of the deferred income tax assets will not be realized.

Uncertain tax position

The Group adopted the guidance on accounting for uncertainty in income tax on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income tax in interim periods and related tax disclosures. Significant judgments are required in evaluating the Group’s uncertain tax positions and determining its provision for income tax. The Group did not have any interest and penalties associated with tax positions for the years ended December 31, 2009, 2010 and 2011. As of December 31, 2010 and 2011, the Group did not have any significant unrecognized uncertain tax positions.

u) Statutory reserve

The Company’s PRC subsidiary, VIE and the VIE’s subsidiary in China are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (determined under the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including (i) general reserve fund; (ii) enterprise expansion fund; and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective companies. Appropriations to the other two reserve funds are subject to discretion of respective companies.

In accordance with China Company Laws, the Company’s PRC subsidiary, VIE and the VIE’s subsidiary that are domestic companies, must make appropriations from their after-tax profit (determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus funds; and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective companies. Appropriation to the discretionary surplus fund is made at the discretion of respective companies.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increase of registered capital of the respective companies. These reserves are not allowed to be transferred to the Company in any forms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The Group has made no appropriations to general reserve fund, statutory surplus fund and other reserve funds for the years ended December 31, 2009, 2010 and 2011 as they were in loss position.

v) Earnings/ (Loss) per share

Basic earnings/ (loss) per share is computed by dividing net income/ (loss) attributable to holders of common shares by the weighted average number of common shares outstanding during the year using the two-class method. Under the two-class method, net income/(loss) is allocated between common shares and other participating securities based on their participating rights. Diluted earnings/ (loss) per share is calculated by dividing net income/(loss) attributable to common shareholders adjusted for the effect of dilutive common share equivalents, if any, by the weighted average number of common and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of restricted shares issuable upon the exercise of stock options (using the treasury stock method) and conversion of convertible preferred shares (using the if-converted method). Common share equivalents are not included in the denominator of the diluted earnings/(loss) per share calculation when inclusion of such shares were anti-dilutive, such as in a period in which a net loss is recorded.

w) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, stockholder, or a related corporation.

x) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive income/ (loss), as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustment and unrealized gain or loss from available-for-sale investments.

y) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Group’s chief operating decision-maker, the Chief Executive Officer, in deciding how to allocate resources and assess performance. The Group has internal reporting that does not distinguish between markets or segments as a whole. Hence, the Group has only one operating segment.

The Group generates its revenues from customers in the PRC and overseas. Net revenues from customers in the PRC were US$4,156, US$11,484 and US$23,017 for the years ended December 31, 2009, 2010 and 2011, respectively. Net revenues from its overseas customers were US$1,108, US$6,211 and US$17,654 for the years ended December 31, 2009, 2010 and 2011, respectively.

Substantially all the Group’s long-lived assets are located in PRC.

z) Fair value measurement

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial assets and liabilities measured and recognized at fair value on a recurring basis and classified under the appropriate levels of the fair value hierarchy described above were as follows:

		Fair Value Measurements at Reporting Date Using
	Total Fair Value on Balance Sheets	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
As of December 31, 2010
Cash and cash equivalents	17,966	17,966	—	—
Term deposits	11,279	11,279	—	—

As of December 31, 2011
Cash and cash equivalents	69,510	69,510	—	—
Term deposits	58,563	58,563	—	—

aa) Recently issued accounting standards

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This results in common fair value measurement and disclosure requirements in US GAAP and International Financial Reporting Standards. Including which, the amendments clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements, such as the application of the highest and best use and valuation premise concepts being only relevant when measuring the fair value of nonfinancial assets and are not relevant when measuring the fair value of financial assets or of liabilities. The amendments also change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. This update is to be applied prospectively for public entities during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted.

The Group will adopt this amendment at the beginning of 2012 but expects no significant impact on the consolidated financial statements of the Group.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This amendment eliminates the option for presenting components of other comprehensive income as part of the statement of changes in stockholders’ equity. It allows the entity in presenting the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in a two separate but consecutive statements. In addition, ASU 2011-05 also required an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented (the “Reclassification Presentation”). The amendments in ASU 2011-05 are to be applied retrospectively for public entities for fiscal years, and interim periods within those years, beginning December 15, 2011. Early adoption is permitted.

In December 2011, as a result of concerns raised by certain stakeholders on the presentation of Reclassification Presentation, the FASB issued ASU 2011-12 Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 suspending the Reclassification Presentation requirements. All entities should continue to report reclassification out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 continue to be effective and not affected. ASU 2011-12 contains the same effective date as that of ASU 2011-05.

The Group will adopt the amendment in ASU 2011-05 with the exception stipulated in ASU 2011-12 at the beginning of January 1, 2012 but expects no significant impact on the consolidated financial statements of the Group.

3. CONCENTRATION AND RISKS

a) Credit risks

Financial instruments that potentially expose the Group to concentrations of credit risk primarily consist of cash and cash equivalents, term deposits, available-for-sale investments, accounts receivables and other receivables. As of December 31, 2010 and 2011, a majority of the Group’s cash and cash equivalents and term deposits were held by financial institutions located in the PRC that management believes are of high-credit ratings and quality.

b) Concentration of risks

The Group collects premium mobile Internet services revenues from end users through wireless carriers, SPs and independent distributors. The top 10 of these intermediaries accounted for 91%, 87% and 93% of the total net revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

The following table summarizes the percentage of the Group’s revenues from Tianjin Yidatong Technology Development Co., Ltd. (“Yidatong”), wireless carriers, other SPs or independent distributors with over 10% of total net revenues:

	For the Years Ended December 31,
	2009	2010	2011
Yidatong	20%	21%	26%
A	48%	10%	1%
D	2%	10%	13%
F	0%	10%	10%

The following table summarizes the percentage of the Group’s accounts receivables due from Yidatong, wireless carriers, other SPs or independent distributors with over 10% of total accounts receivables:

	As of December 31,
	2010	2011
Yidatong	19%	20%
C	11%	4%
D	14%	23%
E	11%	12%

c) Foreign currency risk

The Group conducts its business in both the PRC and overseas. A majority of the Group’s operating transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes based on the PRC central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the companies in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

d) PRC Regulations

The Chinese market in which the Group operates exposes the Company to certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide mobile Internet services through contractual arrangements in the PRC since this industry remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for our operations and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC.

The relevant regulatory authorities would have broad discretion in interpreting applicable laws and regulations. If the PRC government determines that the Group does not comply with applicable laws and regulations, it could revoke the Group’s business and operating licenses, require the Group to discontinue or restrict its operations, restrict its right to collect revenues, block its website, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The PRC government may also require the Group to restructure the Group’s operations entirely if it considers that its contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group’s business and operating results, as the PRC government is yet to find any such contractual arrangements to be in non-compliance. However, any such restructuring may cause significant disruption to the Group’s business operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE and its subsidiary or the right to receive their economic benefits, this may result in the Group being unable to control, and hence unable to consolidate, the VIE and its subsidiary.

4. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments consist principally of open ended investment funds and RMB financial products issued by banks and major financial institutions.

The Group recorded realized gains/(losses) of US$47, US$(102) and US$29 for the years ended December 31, 2009, 2010 and 2011, respectively. There was no unrealized gain / (loss) recorded as of December 31, 2010 and 2011 since all such investments were disposed during the years.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2010	2011
	US$	US$
Receivable from a preferred shareholder (Note 13)	2,200	—
Advances to Yidatong	2,154	—
Housing loans to employees (Note 18)	178	124
Advances to employees for business expenses	35	288
Deposits to suppliers	332	1,209
IPO related professional expenses	277	—
ADR reimbursements	—	214
Prepaid customer acquisition costs to Beijing Feiliu (Note 17)	—	689
Interest receivables	53	648
Receivables in connection with exercise of options	—	3,166
Share subscription monies receivables	—	354
Others	56	114

Total	5,285	6,806

6. PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2011
	US$	US$
Computer equipment	807	1,129
Leasehold improvements	594	624
Electronic equipment	148	261
Office equipment	142	189
Motor vehicles	—	50

Total	1,691	2,253
Less: accumulated depreciation	(710)	(1,175)

Property and equipment, net	981	1,078

The depreciation expense for property and equipment was US$245, US$346 and US$465 for the years ended December 31, 2009, 2010 and 2011, respectively.

7. INTANGIBLE ASSET, NET

	December 31,
	2010	2011
	US$	US$
Software	299	338
Domain name use right	—	1,550

Total	299	1,888
Less: Accumulated amortization	(166)	(298)

Acquired intangible assets, net	133	1,590

Software is amortized over five years on average in general. The amortization expense for acquired intangible assets was US$48, US$56 and US$132 for the years ended December 31, 2009, 2010 and 2011, respectively.

In July 2011, the Company purchased a domain name NQ.com from a third party (the “Licensor”) with a consideration of US$1,550. The Company has been granted an exclusive license for the use of the domain name for ten years from July 2011 to July 2021. Unless renewed, upon the expiration or earlier termination of this agreement, the Licensor shall have the right to license the domain name to any other party as the Licensor desires. However, if the Licensor intends to transfer the domain name to another party, the Licensor must first offer the domain name to the Company for purchase. If the Company decides not to purchase the domain name, Licensor may then transfer the domain name to a third party. The Company amortized the domain name using the straight-line method over the estimated useful lives of the domain name of ten years as set out in the contract terms. The amortization expense for acquired domain name use right was US$78 for the year ended December 31, 2011.

The estimated amortization expense for the intangible assets above for each of the next five years and beyond is as follows:

Amount
US$
For the year ending
2012	200
2013	195
2014	171
2015	168
2016	159
2017 and thereafter	697

Total	1,590

8. OTHER NON-CURRENT ASSETS

	December 31,
	2010	2011
	US$	US$
Prepaid customer acquisition costs to Beijing Feiliu (Note 17)	1,247	—
Housing loans to employees (Note 18)	420	374

Total	1,667	374

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2010	2011
	US$	US$
Salaries and social welfare payables	674	1,109
Other taxes payables	440	1,031
Rental payables	150	211
Accrued legal and professional expenses	500	790
Accrued traveling and entertainment expenses	28	164
Others	150	351

Total	1,942	3,656

10. SHARE-BASED COMPENSATION

On June 7, 2007, the Board of Directors of the Company passed a resolution to adopt the 2007 Global Share Plan (the “2007 Share Plan”) that provides for the granting of options to selected employees, directors and non-employee consultants to acquire common shares of the Company at exercise prices determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 10,000,000 common shares for the issuance under the 2007 Share Plan. On December 15, 2007, the Board of Directors passed a resolution to increase the number of shares reserved for issuance under the Plan to 21,176,471 common shares. On April 26, 2010, December 15, 2010 and February 28, 2011, the Board of Director of the Company passed resolutions to increase the number of shares reserved for issuance under the 2007 Share Plan to 26,415,442, 36,415,442 and 44,415,442 common shares, respectively.

On March 15, 2011, the Board of Directors of the Company passed a resolution to adopt the 2011 Share Incentive Plan (the “2011 Share Plan”) that provides for the granting of options, restricted shares or restricted share units (collectively the “Awards”) to selected employees, directors, and non-employee consultants to acquire common shares of the Company. The exercise prices of the options are determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 13,000,000 common shares for the issuance under the 2011 Share Plan. The Company may grant Awards that entitle holders to up to 13 million shares (the “Authorized Grant Pool”). For every year thereafter, starting in 2012, the Company may add up to a certain number of shares to the Authorized Grant Pool (the “Annual Increase Amount”). The Annual Increase Amount is defined as 13 million minus the shares underlying all awards granted in the previous year that are still outstanding.

All Company’s Awards will be exercisable only if Award holder continues employment or non-employee consultant provides service through each vesting date. Granted Awards follow any of the four vesting schedules (“Schedule I”, “Schedule II”, “Schedule III” and “Schedule IV”) below:

Schedule I:

1.	25% of the Awards will become vested on the first-year anniversary of the vesting commencement date;

2.	1/48 of the Awards will become vested each month on the same day of the month as the vesting commencement date over a three-year period thereafter, until fully vested (4 years) or vesting terminates pursuant to terms of the 2007 Share Plan or 2011 Share Plan

Schedule II:

1.	100% of the Awards will become vested on the first-year anniversary of the vesting commencement date.

Schedule III:

1.	100% of the Awards will become vested when granted and not subject to any vesting terms.

Schedule IV:

1.	25% of the Awards will become vested on the first-year anniversary of the vesting commencement date;

2.	1/60 of the Awards will become vested each month on the same day of the month as the vesting commencement date over a five-year period thereafter, until fully vested (6 years) or vesting terminates pursuant to terms of the 2007 Share Plan

All option awards will generally expire in 10 years from respective grant dates.

Option Modifications

On November 8, 2010, the Board of Directors approved a modification to the terms of all options issued to 69 non-employee consultants to accelerate their vesting on that date. The modification was at the sole discretion of the Company and was carried out based on the fulfilment of service commitment made by these non-employee consultants. As a result of this modification, the Company recognized all remaining unrecognised compensation expense of US$2,452 related to the modified options for the year ended December 31, 2010.

On February 28, 2011, the Board of Directors approved another modification to the terms of all options issued to 51 employees and 70 non-employee consultants to accelerate their vesting on that date. The modification was at the sole discretion of the Company and was carried out to incentivize the employees and based on the fulfillment of service commitment made by non-employee consultants, respectively. As a result of this modification, the Company recognized all remaining unrecognised compensation expense of US$285 related to modified options for the year ended December 31, 2011.

a.	Share-based Compensation to One Executive Officer Contingent upon IPO

On December 15, 2010 and March 15, 2011, the Company agreed to grant 499,117 and 90,883 options respectively to one of its executive officers. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these options is measured on respective dates. At the same time, if the Company undertakes any additional equity financing before its IPO, it would issue additional options with the same terms to the executive officer so that total number of options granted would be equal to not less than 1% of the total shares, on a fully-diluted basis, outstanding on the date immediately preceding the closing of the Company’s IPO. These options contingent upon IPO were immediately and fully vested upon the closing of the Company’s IPO. The Company has completed its IPO on May 5, 2011, compensation expense of US$798 was recognized relating to these options contingent upon IPO for the year ended December 31, 2011 and there was no unrecognized compensation expense relating to these options as of December 31, 2011.

b.	Share-based Compensation to a Significant Business Partner

On November 2, 2011, the Company agreed to grant 1,000,000 options to one of its significant business partners. These options were immediately and fully vested when granted. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these options is measured on the grant date. Compensation expense of US$833 was recognized relating to these options for the year ended December 31, 2011 and there was no unrecognized compensation expense relating to these options as of December 31, 2011.

The Company also agreed to grant up to 5,000,000 performance related options to this business partner upon achieving certain revenue targets or successfully bringing in a strategic operator set forth in the agreement. The Group continuously performed assessment on the granting criteria and considered none of these performance-related criteria been met or expected to be met as of December 31, 2011, no related compensation expense was recognised.

As of December 31, 2010 and 2011, Awards available for future grants amounted to 994,825 and 2,970,500 common shares, respectively.

Options

The following tables summarize the Group’s share option activities for the years ended December 31, 2009, 2010 and 2011:

Granted to Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Average Intrinsic Value
		US$		US$
Outstanding as of December 31, 2008	9,264,500	0.11	8.86	686

Options granted	3,268,500	0.25	—	—
Options forfeited or cancelled	(50,000)	0.07	—	—

Outstanding as of December 31, 2009	12,483,000	0.15	8.27	2,018

Options granted	12,184,000	0.25	—	—
Options granted contingent upon IPO	499,117	0.40	—	—
Options forfeited or cancelled	(120,500)	0.22	—	—

Outstanding as of December 31, 2010	25,045,617	0.20	8.58	33,775

Options granted	15,657,942	1.24	—	—
Options granted contingent upon IPO	90,883	0.40	—	—
Options exercised	(16,217,250)	0.14	—	—
Options forfeited or cancelled	(881,590)	0.53	—	—

Outstanding as of December 31, 2011	23,695,602	0.92	8.88	3,194

Vested and exercisable as of December 31, 2009	6,832,583	0.09	7.83	1,455
Vested and exercisable as of December 31, 2010	15,169,521	0.10	8.10	21,996
Vested and exercisable as of December 31, 2011	4,208,831	0.27	7.42	3,316

Granted to Non-Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Average Intrinsic Value
		US$		US$
Outstanding as of December 31, 2008	6,155,000	0.17	9.03	76

Options granted	2,440,000	0.25	—	—

Outstanding as of December 31, 2009	8,595,000	0.19	8.39	985

Options granted	1,780,000	0.40	—	—

Outstanding as of December 31, 2010	10,375,000	0.23	6.12	13,716

Options granted	2,337,500	0.93	—	—
Options exercised	(10,375,000)	0.23	—	—

Outstanding as of December 31, 2011	2,337,500	0.93	9.92	283

Vested and exercisable as of December 31, 2009	3,066,771	0.16	7.96	463
Vested and exercisable as of December 31, 2010	10,375,000	0.23	6.12	13,716
Vested and exercisable as of December 31, 2011	1,000,000	0.91	9.84	144

Management is responsible for determining the fair value of options and restricted shares granted to employees and non-employees and considered a number of factors including valuations.

As disclosed in Notes 2(r), the Group’s share-based compensation cost is measured at the fair value of the award as calculated under the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

Granted to Employees	2009		2010		2011
Average risk-free interest rate		4.54%		3.92%		3.65%
Exercise Multiple		2.00		2.00		2.62
Expected Forfeiture Rate (Post-vesting)		2.00%		0.59%		0.75%
Weighted average expected option life		10 years		10 years		10 years
Volatility rate		72%		75%		72%
Dividend yield		0%		0%		0%
Share price	US$	0.245	US$	1.236	US$	1.622

Granted to Non-Employees	2009		2010		2011
Average risk-free interest rate		4.20%		3.41%		2.70%
Exercise Multiple		2.28		2.17		N/A
Expected Forfeiture Rate (Post-vesting)		—		—		—
Weighted average expected option life		10 years		10 years		10 years
Volatility rate		70%		65%		67%
Dividend yield		0%		0%		0%
Share price	US$	0.265	US$	0.648	US$	1.001

The Group estimated the risk free rates based on the yield to maturity of China government bonds denominated in US$ as at the option respective valuation dates. Exercise multiple is estimated as the ratio of fair value of stock over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Multiples of 2 to 3 were used for the options granted in valuation analysis. Life of the stock options is the contract life of the option. Based on the option agreement, the contract life of the option is 10 years. The expected volatility at the date of grant date and each option valuation date was estimated based on historical volatility of comparable companies for the period before the grant date with length commensurate with the expected term of the options. The Group has no history or expectation of paying dividends on its common shares. The Group estimated the fair value of the common shares using the income approach or market approach when valuing options granted before IPO while closing prices of the Company’s publicly traded shares were adopted when valuing options granted in post-IPO period.

The Group estimated the forfeiture rate to be 0%-3% for share options granted as of December 31, 2011.

The Group recorded options related share-based compensation expenses of US$889, US$12,502 and US$9,874 for the years ended December 31, 2009, 2010 and 2011, respectively, attributed using grade-vesting method over the requisite service period. As mentioned above, the Group also recorded related share-based compensation expense of US$798 for options granted to an executive upon the completion of IPO during this year. Total fair values of options vested are US$195, US$8,468 and US$2,736, for employees and US$340, US$3,105 and US$833 for non-employees during the years ended December 31, 2009, 2010 and 2011, respectively. Weighted average grant date fair values per option are US$0.1441, US$0.9854 and US$1.1021 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2009, 2010 and 2011.

As of December 31, 2010 and 2011, there was US$5,855 and US$15,741, respectively, of total unrecognized compensation expense related to non-vested share-based compensation arrangements under the 2007 Share Plan and 2011 Share Plan. Those costs are expected to be recognized over a weighted-average period of 1.97 years, 2.74 years and 3.10 years, respectively.

Restricted Shares

On May 6, 2011, the Group granted a number of restricted shares of the Company with a value of US$1,806 (the “Restricted Shares”) to one of its executive officers of NQ US as his signing incentives. The value of the Restricted Shares was calculated based on their grant date fair values. These Restricted Shares are subject to transfer restrictions with a vesting period of four years since the grant date and were valued at their estimated fair value on the date of the award. These shares were included in the Company’s 2011 Share Plan. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these Restricted Shares is measured on the grant date. Compensation expense of US$621 was recognized relating to the Restricted Shares for the year ended December 31, 2011 and unrecognized compensation expense relating to these Restricted Shares amounted to US$1,185 as of December 31, 2011.

The Group also agreed to award additional number of restricted shares of the Company with a value of US$250 for each contract executed with certain specific customers. The terms of each grant shall provide for full vesting on the second anniversary of the grant date based upon 1/24 vesting each month. The Group continuously performed assessments on the granting criteria and considered none of these performance-related criteria been met or expected to be met as of December 31, 2011, no related compensation expense was recognized.

The summary of Restricted Share activities as of December 31, 2011 and changes during the year is presented below:

	Number of shares	Fair value per share at grant date US$
Unvested as of January 1, 2011	—	—
Granted	1,075,000	1.6800
Vested	—	—

Unvested as of December 31 , 2011	1,075,000	1.6800

Expected to vest thereafter	1,075,000	1.6800

11. TAXATION

a) Business tax (“BT”) and related surcharges

The Group’s PRC operations are subject to BT at the rate of 3% or 5%, for premium mobile Internet services, and 5% for other services. Related surcharges are 10% of BT. BT and the related surcharges are recognized when the revenue is earned.

b) Income taxes

Cayman Islands

Under the common tax laws of the Cayman Islands, the Company is not subject to tax on its income, or capital gains, in addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate at 16.5% since the beginning of 2008.

United States

NQ US is subject to a 34% federal corporate income tax rate and, under certain circumstances, subject to certain state income tax in the United States. There was no significant operations of NQ US for the years ended December 31, 2010 and 2011.

Taiwan

The Group’s subsidiary established in Taiwan does not have significant operations since their inception during the year ended December 31, 2011.

Mainland China

On March 16, 2007, the National People’s Congress adopted the new Corporate Enterprise Income Tax Law (the “New CIT Law”), which became effective from January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises by adopting a uniform income tax rate of 25%. Preferential tax treatments continue to be granted to entities that are qualified as “high and new technology enterprises strongly supported by the State”, or conducted business in encouraged sectors. An enterprise qualified as a “high and new technology enterprise” is entitled to a preferential income tax rate of 15%.

On August 3, 2005, the State Bureau of Taxation adopted the preferential tax treatments for the entities obtained the software enterprise qualification, after the New CIT Law became effective, entities qualifying software enterprise continued to be entitled to 2 years tax exemption from the first profitable year followed by 3 years preferential tax rate of 12.5% reduction in corporate income tax.

In addition, under the New CIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The withholding tax rate is 5% for the parent company in Hong Kong if the parent company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. The withholding tax rate is 10% for the parent company incorporated in other countries which do not have any tax treaty with the PRC. Such a withholding tax imposed on the dividend income received from the Company’s PRC entities will reduce the Company’s net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

The Company’s PRC entities CIT rate was as follows:

Beijing Technology was qualified as a high and new technology enterprise under the New CIT Law and it has successfully renewed this status in late 2011 which enabled it enjoying preferential income tax treatment for another 3 years up to 2013. Accordingly, it was subject to a rate of 7.5% from 2008 to 2010, and a rate of 15% thereafter so long as it continues to qualify as a high and new technology enterprise. The CIT rate was approved by Beijing Haidian District State Tax Bureau as a transitional treatment to allow the Beijing Technology to continue to enjoy its unexpired tax holiday provided by the previous income tax laws and rules. Beijing Technology paid CIT of US$27, US$0 and US$16 for the years ended December 31, 2009, 2010 and 2011, respectively.

NetQin Beijing was qualified as a software enterprise under the New CIT Law, which was entitled to enjoy preferential income tax treatment of income tax exemption for the first two years when it became profitable, followed by three years preferential income tax rate of 12.5% up to 2015. Accordingly, it was subject to zero income tax rate from 2011 to 2012, and a rate of 12.5% from 2013 to 2015. The CIT rate was approved by Beijing Haidian District State Tax Bureau as a software enterprise to allow the NetQin Beijing to enjoy its tax holiday provided by previous income tax laws and rules. Therefore, NetQin Beijing was not required pay any income tax for the years ended December 31, 2009, 2010 and 2011.

NetQin Beijing, was subject to the prevailing income tax rate of 25% on taxable income for the years ended 2009 and 2010.

Fuzhou NetQin was subject to a prevailing income tax rate of 25%.

The New CIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementation Rules of the New CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC income tax purposes. However, due to limited guidance and implementation history of the New CIT Law, should the Company be treated as a resident enterprise for PRC income tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform income tax rate of 25% retroactive to January 1, 2008.

Composition of income tax expense

The current and deferred portions of income tax expense included in the Group’s consolidated statements of operations are as follows:

	For the Years Ended December 31,
	2009	2010	2011
	US$	US$	US$
Current income tax expense	—	218	96
Deferred income tax expense/(benefit)	—	183	(91)
Withholding tax expense	—	—	92

Income tax expense	—	401	97

Reconciliation between the PRC statutory CIT rate of 25% for 2009, 2010 and 2011 and the Company’s effective tax rate is as follows:

	For the Years Ended December 31,
	2009	2010	2011
Statutory EIT rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holidays	—	(4.6)%	25.4%
Effect of tax-exempted entity	5.0%	26.4%	(5.3)%
Effect of change in valuation allowance	17.7%	5.7%	5.3%
Withholding tax expense	—	—	(0.9)%
Other permanent book-tax differences	2.3%	1.8%	(0.4)%

Effective income tax rate	0.0%	4.3%	(0.9)%

The combined effects of the income tax expense exemption and reduction available to us are as follows:

	For the Years Ended December 31,
	2009	2010	2011
	US$	US$	US$
Tax holiday effect	—	(434)	(2,624)
Per share effect, basic	—	(0.009)	(0.015)
Per share effect, diluted	—	(0.009)	(0.014)

Deferred income tax

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred income tax assets and liabilities consist of as follows:

	December 31,
	2010	2011
	US$	US$
Deferred income tax assets, current
Accruals	71	74
Other differences	27	70

Total current deferred income tax assets	98	144
Less: Valuation allowance	(98)	(144)

Net current deferred income tax assets	—	—

Deferred income tax assets, non-current
Equity investment	368	232
Net operating loss carry forwards	2	757
Other differences	8	18

Total non-current deferred income tax assets	378	1,007
Less: Valuation allowance, non-current	(378)	(1,007)

Net non-current deferred income tax assets	—	—

Deferred income tax liabilities, current
Prepaid customer acquisition costs	—	103

Total current deferred income tax liabilities	—	103

Deferred income tax liabilities, non-current	—	—
Prepaid customer acquisition costs	187	—

Total non-current deferred income tax liabilities	187	—

Movement of valuation allowance

	December 31,
	2010	2011
	US$	US$
Balance at beginning of the year	440	476
Current year addition	36	675
Current year reversal	—	—

Balance at end of the year	476	1,151

The Group had net operating loss carry forwards of US$4,398 primarily attributable to Beijing Technology and Fuzhou NetQin as of December 31, 2011 which will expire on various dates from December 31, 2015 to December 31, 2016.

12. (LOSS)/ EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss)/earnings per share indicated for the periods presented:

	For the Years Ended December 31
	2009	2010	2011
	US$	US$	US$
Numerator:
Numerator for basic (loss)/earnings per share	(6,543)	(17,053)	8121
Accretion of redeemable convertible preferred shares*	—	—	—
Beneficial conversion feature of redeemable convertible preferred shares*	—	—	89
Allocation of net income to participating preferred shareholders	—	—	100

Numerator for diluted (loss)/earnings per share	(6,543)	(17,053)	8,310

Denominator:
Weighted average number of common shares outstanding-basic	42,251,533	49,683,230	173,373,462
Dilutive effect of convertible preferred shares*	—	—	11,295,890
Dilutive effect of share options and restricted shares*	—	—	8,868,622

Weighted-average number of common shares outstanding, diluted	42,251,533	49,683,230	193,537,974

Basic net (loss)/earnings per share	(0.15)	(0.34)	0.05
Diluted net (loss)/earnings per share	(0.15)	(0.34)	0.04
Basic net (loss)/earnings per ADS**	(0.77)	(1.72)	0.23
Diluted net (loss)/earnings per ADS**	(0.77)	(1.72)	0.21

*	The potentially dilutive securities that were not included in the calculation of dilutive net (loss)/earnings per share in those periods where their inclusion would be anti-dilutive include convertible preferred shares of 68,176,471, 90,460,988 and 27,649,375, respectively, and share options and restricted shares of 14,376,793, 17,099,899 and 0, respectively, for the years ended December 31, 2009, 2010 and 2011.

**	The Company was listed on May 5, 2011 with issuance of a total of 7,750,000 American Depositary Shares (“ADSs”) at a public offering price of $11.50 per ADS. Each ADS represents five Class A common shares. The net (loss) / earnings per ADS for the years ended December 31, 2009 and 2010 were calculated using the same conversion ratio assuming the ADSs existed during these periods.

13. CONVERTIBLE PREFERRED SHARES

On June 7, 2007 and June 22, 2007, the Company issued an aggregate of 33,250,000 Series A Convertible Preferred Shares (“Series A Preferred Shares”) for an aggregate purchase price of US$3,325, or US$0.1000 per Series A Preferred Share and incurred direct equity issuance costs of US$83.

On December 15, 2007, the Company issued 34,926,471 Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) for an aggregate purchase price of US$12,500 or US$0.3580 per Series B Preferred Share and incurred direct equity issuance costs of US$100.

On April 26, 2010, the Company issued 29,687,500 Series C Redeemable Convertible Preferred Shares (“Series C Preferred Shares”) for an aggregate purchase price of US$17,000 or US$0.5726 per Series C Preferred Share and incurred direct equity issuance costs of US$21.

On November 12 and December 7, 2010, the Company issued an aggregate of 16,773,301 Series C-1 Redeemable Convertible Preferred Shares (“Series C-1 Preferred Shares”) for an aggregate purchase price of US$14,120 or US$0.8418 per Series C-1 Preferred Share and incurred direct equity issuance costs of US$5.

The Series A, B, C, and C-1 Preferred Shares are collectively referred to as the “Preferred Shares”. As of December 31, 2010, Preferred Shares are comprised of the following:

Series	Issuance Date	Shares Issued and Outstanding	Issue Price per Share	Conversion Price per Share	Proceeds from Issuance, Net of Issuance Costs
			US$	US$	US$
A	June 5, 2007/June 22, 2007	33,250,000	0.1000	0.1000	3,242
B	December 15, 2007	34,926,471	0.3580	0.3850	12,400
C	April 26, 2010	29,687,500	0.5726	0.5726	16,979
C-1	November 12/December 7, 2010	16,773,301	0.8418	0.8418	14,115

		114,637,272

Among the total of 6,682,226 Series C-1 Preferred Shares issued on December 7, 2010, 2,613,560 shares were issued to an investor from Taiwan for the amount of US$2,200. The investor from Taiwan was fully committed and the shares were issued on December 7, 2010. Due to the foreign currency exchange remittance administrative procedures, a receivable of US$2,200 was recorded as other current assets as of December 31, 2010 and this receivable was subsequently paid off in January 2011.

All Preferred Shares have a par value of US$0.0001 per share. The rights, preferences and privileges of the Preferred Shares are as follows:

Conversion

Each preferred share is convertible, at the option of the majority shareholders for each class with regarding to the conversion of each class, at any time after the date of issuance of such preferred shares into such number of common shares according to a conversion ratio determined by dividing the original issuance price by the applicable conversion price. Each share of Series A, Series B, Series C and Series C-1 Preferred Share is convertible into one common share and is subject to adjustments for certain events, including but not limited to share splits and combinations, common share dividends and distributions, reorganizations, mergers, consolidations, reclassifications, exchanges, and substitutions. The conversion price is also subject to adjustment in the event the Company issues additional common shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution.

Each preferred share is automatically be converted into common shares at the then effective applicable conversion price, upon (i) the closing of a Qualified IPO, or (ii) the written consent of holders of more than fifty percent (50%) of the outstanding Preferred Shares of each class with respect to conversion of each class. The Qualified IPO is defined as a firm commitment underwritten registered public offering by acceptable to the holders of a majority of the then outstanding holders of a majority of the then outstanding Preferred Shares holders, for each class voting as a separate class, and to the Company with aggregate offering proceeds (before deduction of fees, commissions or expenses) to the Company and selling shareholders, if any, of not less than US$40 million (or any cash proceeds of other currency of equivalent value) that reflects a market valuation of the Company of not less than US$200 million and the price per share of no less than US$1.00.

As of December 31, 2010, the Company had reserved 114,637,272 shares of common shares for the conversion of the preferred shares based on the respective conversion ratio of each class.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of preferred shares shall be entitled to receive an amount per share equal to 100% of the original purchase price plus all dividends accrued, or declared and unpaid. If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the holders of Series C Preferred Shares and Series C-1 Preferred Shares shall be entitled to be paid first out of the assets of the Company available for distribution among the shareholders, prior and in preference to any payment on all other series of preferred shares and Common Shares, followed in sequence by Series B Preferred Shares, Series A Preferred Shares, and Common Shares. After payment of the full amounts from above, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of Preferred Shares and Common Shares in proportion to the number of outstanding shares held by each such holder on an as converted basis, provided that the amount of distribution or payment to each holder of Series A Preferred Shares shall not exceed 500% of the original purchase price of Series A Preferred Shares.

In the event of any consolidation, amalgamation, merger, any other reorganization including a sale or acquisition of the Common Shares, or other transaction involving the Company in which its shareholders do not retain a majority of the voting power in the surviving entity, a sale of all or substantially all the Company’s assets, termination of or making any unilateral amendments to any of the VIE agreements, and the exclusive licensing of all or substantially all of the Company’s intellectual property to a third party (“Liquidation Event”), any proceeds shall be distributed to the Preferred Share holders unless waived by majority of the Preferred Shareholders.

Redemption

Beginning on or after fourth anniversary following the issuance of the Series B Preferred Shares, at the option of a holder of the Series B Preferred Shares, the Company shall redeem all of the outstanding Series B Preferred Shares held by the requesting holder at a redemption price equal to the original purchase price of Series B Preferred Shares x (1.10) N plus all declared but unpaid dividends. “N” means a fraction the numerator of which is the number of calendar days between the original Series B issue date and the date when the Series B Preferred Shares are redeemed and the denominator of which is 365. In association of the issuance of Series C Preferred Share, the redemption commencement date for Series B Preferred Shares has been changed to be the fourth anniversary following the issuance of the Series C Preferred Shares. This is deemed to be a wealth transfer between different classes of Preferred Shares and there is no accounting treatment.

Beginning on or after fourth anniversary following the issuance of the Series C Preferred Shares, at the option of a holder of the Series C or Series C-1 Preferred Shares, the Company shall redeem all of the outstanding Series C or Series C-1 Preferred Shares held by the requesting holder at a redemption price equal to the original purchase price of Series C or Series C-1 Preferred Shares plus all declared but unpaid dividends.

Dividends

The Series C Preferred Shares shall rank pari passu with Series C-1 Preferred Shares in terms of rights to receive dividends and distributions from the Company, followed in sequence by Series B Preferred Shares, Series A Preferred Shares, and Common Shares. Each Preferred Shares holder is entitled to receive, on an annual basis, preferential, non-cumulative dividends at the rate equal to the greater of (i) 8% of the original issue price and (ii) the dividend that would be paid with respect to the Common Shares into which the Preferred Shares could be converted. Dividends shall not accumulate or accrue unless declared. No dividends on preferred and Common Shares have been declared since the inception through December 31, 2010 and up to the date of completion of IPO on May 5, 2011.

Voting Rights

The holders of Preferred Shares have voting rights equal to the number of Common Shares then issuable upon their conversion into Common Shares. Such holders of the Preferred Shares are entitled to vote on such matters at any meeting of the Company.

The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets. The Company also recorded accretion on the Series B Preferred Shares and Series C Preferred Shares to the redemption value from respective issuance dates to respective earliest redemption dates. For the years ended December 31, 2009, 2010 and 2011, such accretion amounted to US$1,393, US$1,529 and US$533 for Series B Preferred Shares, respectively, and US$0, US$4 and US$2, respectively, for Series C Preferred Shares against additional paid-in capital.

The Company has determined that conversion and redemption features embedded in the redeemable convertible preferred shares are not required to be bifurcated and accounted for as a derivative.

No beneficial conversion feature charge was recognized for the issuance of Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares as the estimated fair value of the Common Shares is less than the conversion price on the dates of issuance and at the time of the aforementioned conversion adjustment assessment.

For Series C-1 Preferred Shares, as the estimated fair value of the Common Shares is higher than the conversion price on the dates of issuance and at the time of the abovementioned conversion adjustment assessment, the excess of estimated fair value of the Common Shares and the conversion price is deemed to be the beneficial conversion feature and was allocated to additional paid-in capital from the total proceeds. Subsequently, it was immediately recognized as a deemed dividend against additional paid-in capital with the corresponding increase to the carrying value of the Series C-1 Preferred Shares because the Series C-1 Preferred Shares are convertible upon issuance for the year ended December 31, 2010.

Conversion to Common Shares upon Completion of IPO

Upon the completion of the IPO on May 5, 2011, each Preferred Share was automatically converted into one Class B common share. As a result, 114,637,272 Class B common shares were issued, and the balance of Preferred Shares was transferred to common shares and additional paid-in capital as of May 5, 2011.

14. COMMON SHARES

Upon inception, the Company had 1 common share issued and outstanding to RPL. On June 5, 2007, the Company issued 54,999,999 restricted common shares to the RPL for a consideration of US$5 equal to the par value of US$0.0001. The Company is granted the right, exercisable at any time during the sixty-day period following the date on which any of Founders cease for any reason to remain in service, to repurchase from the RPL at the par value all or any portion of the shares in which the RPL has not acquired a vested interest.

50% of restricted shares were vested immediately upon the issuance, which enabled the Company effect a share split from 1 share to 27,500,000 shares to the only existing Common Shareholder. The purchase price, or the par value, was recorded as common share.

50% of restricted shares were vested in 36 equal and continuous monthly installments for each subsequent monthly period following the issuance date, provided that the Founders’ continuous service for the Company. The vesting portion for each of the Founders equals to their ownership percentage in RPL. These shares issued are determined to be share-based compensation. The Company estimated the fair value of the shares at the issuance date using the income approach. The difference between the fair value and par value is recognized as compensation expense using graded vesting method over the required service period, which is the vesting period. For the years ended December 31, 2009, 2010 and 2011, the Company recognized compensation expense of US$289, US$64 and US$0, respectively. As of December 31, 2010 and 2011, there was no restricted share that was unvested. No originally issued restricted shares were forfeited.

On June 22, 2007, in association with the issuance of Series A Preferred Shares (see Note 13), the Company repurchased 3,250,000 vested shares from RPL for a consideration of US$325 or US$0.1 per common share. The shares repurchased were retired immediately.

On December 17, 2007, in association with the issuance of Series B Preferred Shares (see Note 13), the Company repurchased 1,397,059 vested shares from RPL for a consideration of US$500 or US$0.358 per common share. The shares repurchased were retired immediately.

The common shares reserved for issuance upon conversion of the Preferred Shares and the common shares reserved for issuance upon exercise of the Awards were as follows:

	For the Years Ended December 31
	2009	2010	2011
Reserved for issuance upon conversion of the Preferred Shares (Note 13)	68,176,471	114,637,272	—
Reserved for issuance upon exercise of the Awards (Note 10)	21,176,471	36,415,442	44,537,192

On March 11, 2011, special resolutions have been passed by the Shareholders that the Company shall (i) increase and vary its authorised share capital and (ii) amend and restate its memorandum and articles of association. It was resolved that conditional and immediately upon the completion of the IPO, the authorised share capital of the Company be varied and increased (the “Variation of Capital”) as follows:

(a)	199,647,059 common shares (all of which are authorised but unissued immediately prior to the completion of the IPO) be re-designated as Class A common shares, having the rights, preferences, privileges and restrictions set out in the Sixth Amended and Restated Memorandum and Articles of Association attached hereto as Exhibit A (the “Sixth M&A”) adopted pursuant to these resolutions;

(b)	all of the issued common shares and preferred shares that are outstanding at such time be immediately and automatically converted into Class B common shares of the Company (“Class B common shares”), each of a par value of US$0.0001, on a 1:1 basis (the “Conversion”);

(c)	all of the issued and outstanding options granted by the Company pursuant to the 2007 Plan shall entitle the option holders to a number of Class B common shares equivalent to the number of common shares as originally set out in the relevant award agreement.

(d)	the authorised share capital of the Company be increased by the creation of (i) 360,352,941 Class A common shares of a nominal or par value of US$0.0001 each, to rank pari passu with all other Class A common shares, and (ii) 75,009,787 Class B common shares of a nominal or par value of US$0.0001 each, to rank pari passu with all other Class B common shares, in each case having the rights provided for under the Sixth M&A adopted pursuant to these resolutions.

Following the Variation of Capital pursuant to this resolution, the authorised share capital of the Company shall be US$80, divided into (i) 560,000,000 Class A common shares with a par value of US$0.0001 each and (ii) 240,000,000 Class B common shares with a par value of US$0.0001 each.

Holders of Class A common shares and Class B common shares have the same rights except for the following:

(a)	Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share.

(b)	Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

(c)	Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder and which is not any of our founders or any affiliates of our founders, such Class B common shares shall be automatically and immediately converted into equal number of Class A common shares.

On May 5, 2011, the Company completed its IPO of a total of 7,750,000 ADS with a gross proceed of US$89,125 and the Variation of Capital described above was effective as of the same date. Immediately following the closing of the IPO, the Company had 38,750,000 outstanding Class A common shares represented by 7,750,000 ADSs and all of the Company’s 114,637,272 outstanding Preferred Shares were converted into Class B common shares immediately as of the same date.

15. RELATED PARTY TRANSACTIONS

Except for the customer acquisition activities and financial guarantees received from RPL on housing loans to certain employees disclosed respectively in Notes 17 and 18, there was no related party transaction during the years ended December 31, 2009, 2010 and 2011, respectively.

16. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into various operating lease agreements principally for its office spaces in Mainland China, Taiwan and the United States. Rental expenses under operating leases for the years ended December 31, 2009, 2010 and 2011 were US$483, US$474 and US$743, respectively.

The future obligations for operating leases as of December 31, 2011 are as follows:

Amount
US$
For the year ending
2012	989
2013	985
2014	999
2015	1,022
Beyond 2016	1,824

Total minimum payment required	5,819

Contingencies

There were no significant legal contingencies during all periods presented.

17. EQUITY INVESTMENT IN BEIJING FEILIU

On September 1, 2010, Beijing Technology signed an agreement under which Beijing Technology paid US$2,462 to Beijing Feiliu in exchange for 1) 33% equity interest in Beijing Feiliu, and 2) the prepaid customer acquisition cost. The Group estimates separately the fair value of its equity investment and the fair value of the prepaid customer acquisition cost. Based on their relative fair value, the Group allocated US$1,007 as equity investment and US$1,455 as prepaid customer acquisition cost. The prepaid customer acquisition cost is being amortized until May 2012 based on the number of estimated users developed for each reporting period under this program. For the years ended December 31, 2010 and 2011, US$220 and US$606 were recorded in cost of revenues for customer acquisition costs, respectively.

The Group has significant influence over Beijing Feiliu. Therefore, the equity investment was accounted for using the equity method with the cost allocation as follows:

Allocated Value
US$
Share of net tangible assets acquired	151
Goodwill	856

Investment in Beijing Feiliu	1,007

The change in Group’s investment is summarized as follows:

Beijing Feiliu
US$
Balance as of December 31, 2009	—
Investment in Beijing Feiliu	1,007
Share of loss in equity investment	(7)
Cumulative translation difference	12

Balance as of December 2010	1,012
Share of profit in equity investment	119
Cumulative translation difference	51

Balance as of December 2011	1,182

18. HOUSING LOANS TO EMPLOYEES

In June 2010, the Group entered into housing loan contracts with 10 employees, under which the Group provided interest free housing loans to the employees with the original amount of US$180 per employee. The loans were subsequently modified so that the employees are required to repay the first US$60 by installment of US$1 per month within 5 years, and repay the remaining US$120 due immediately following the signing of the loan agreements. In November 2011, the Group entered into a housing loan contract with an employee, under which the Group provided an interest-free housing loan to the employee with the original amount of US$79. These loans were guaranteed by RPL. The Group discounted the future collection of the loans with the rate the Company would charge to an employee as if the employee were to get a loan from a third party and recorded separately as current portion and non-current portion. As of December 31, 2011, housing loans to employees recorded as other current assets and other non-current assets were US$124 (2010: US$178) and US$374 (2010: US$420), respectively.

19. SUBSEQUENT EVENTS

In February 2012, Beijing Technology established QingYun (Tianjin) Financial Management Co., Ltd. (“Tianjin QingYun”), a wholly-owned subsidiary with registered capital of RMB10 million. Tianjin QingYun will primarily engage in provision of management’s services.

In December 2011, Fuzhou NetQin passed a shareholders’ resolution in deregistering Fuzhou NetQin and Fuzhou NetQin was formally deregistered in February 2012.

In March 2012, the Board of Directors passed a resolution in changing the name of the Company from NetQin Mobile Inc. to NQ Mobile Inc. This resolution is subject to approval in extraordinary general meeting to be held in April 2012.

20. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary, VIE and VIE’s subsidiary only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary, VIE and VIE’s subsidiary in China are required to make annual appropriations of 10% of after-tax profit to general reserve fund or statutory surplus fund. As a result of these PRC laws and regulations, the Company’s PRC subsidiary, VIE and VIE’s subsidiary are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s PRC subsidiary, VIE and VIE’s subsidiary were US$33,680 and US$30,482 as of December 31, 2010 and 2011, respectively.