Form 20-F
period 2012-12-31
NQ Mobile Inc.
filed 2013-04-19
CIK 1509986

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-35145

NQ MOBILE INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 4 Building, 11 Heping Li East Street

Dongcheng District, Beijing 100013

The People’s Republic of China

(Address of principal executive offices)

4514 Travis Street, Suite 200

Dallas, TX 75205

The United States

(Address of principal executive offices)

Suhai Ji, Chief Financial Officer

Tel: +86 (10) 8565-5555

E-mail: suhai@nq.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 136,120,102 Class A common shares (excluding 556,485 Class A common shares represented by ADSs that are reserved for issuance upon the exercise of outstanding options), par value US$0.0001 per share, and 105,152,531 Class B common shares, par value US$0.0001 per share, as of December 31, 2012.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTION		1

FORWARD-LOOKING STATEMENTS		2

PART I		3
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		3
ITEM 3. KEY INFORMATION		3
ITEM 4. INFORMATION ON THE COMPANY		36
ITEM 4A UNRESOLVED STAFF COMMENTS		58
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		58
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		83
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		96
ITEM 8. FINANCIAL INFORMATION		99
ITEM 9. THE OFFER AND LISTING		100
ITEM 10. ADDITIONAL INFORMATION		101
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		109
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		109

PART II		112
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		112
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		112
ITEM 15. CONTROLS AND PROCEDURES		112
ITEM 16. [RESERVED]		113
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		113
ITEM 16B. CODE OF ETHICS		113
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		114
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		114
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		114
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		115
ITEM 16G. CORPORATE GOVERNANCE		115
ITEM 16H. MINE SAFETY DISCLOSURE		115

PART III		116
ITEM 17. FINANCIAL STATEMENTS		116
ITEM 18. FINANCIAL STATEMENTS		116
ITEM 19. EXHIBITS		116

Exhibit 4.2	2011 Share Incentive Plan, as amended
Exhibit 4.5	English translation of Amended and Restated Business Operations Agreement, dated as of June 6, 2012, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology
Exhibit 4.6	English translation of Amended and Restated Equity Interest Pledge Agreement, dated as of June 6, 2012, among NQ Beijing and the shareholders of Beijing Technology
Exhibit 4.8	English translation of Amended and Restated Equity Disposition Agreement, dated as of June 6, 2012, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology
Exhibit 4.11	English translation of Loan Agreements, dated as of May 31, 2012 among NQ Beijing and the shareholders of Beijing Technology
Exhibit 4.13	English translation of Wireless Value-Added Application Services Channel Cooperation Agreement (Domestic), dated as of June 1, 2012, as amended, between Beijing Technology and Tianjin Yidatong Technology Development Co., Ltd.
Exhibit 4.16	English translation of the Capital Increase and Stock Transfer Agreement among Beijing Technology, NationSky, Shuli Hou and Wen Yang dated as of May 2, 2012
Exhibit 4.17	English translation of the Shareholders’ Agreement among Beijing Technology, NationSky and Shuli Hou, dated as of May 2, 2012
Exhibit 4.18	English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc. and Gather Benefit Holding Limited, dated as of May 2, 2012
Exhibit 4.19	English translation of the Stock Transfer Agreement among Beijing Technology, Beijing Feiliu and the original shareholders of Beijing Feiliu dated as of November 12, 2012
Exhibit 4.20	English translation of the Restricted Common Shares Purchase Agreement among NQ Mobile Inc., Beijing Feiliu and Zhong Liang, dated as of November 12, 2012
Exhibit 4.21	Lock-up Agreement between NQ Mobile Inc. and RPL Holdings Limited, dated as of September 5, 2012
Exhibit 8.1	List of Significant Subsidiaries
Exhibit 12.1	Certification by the Principal Executive Officers Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1	Certification by the Principal Executive Officers Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 15.1	Consent of Maples and Calder
Exhibit 15.2	Consent of Jingcheng Tongda & Neal
Exhibit 15.3	Consent of Independent Registered Public Accounting Firm

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our,” and “NQ” refer to NQ Mobile Inc. and its subsidiaries and consolidated affiliated entities, as the context may require;

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value US$0.0001 per share;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•

“registered user account” or “activated user account” means a user account that was registered with us. We calculate registered user accounts for any particular period as the cumulative number of user accounts at the end of the relevant period. Because every time a person activates one of our mobile security products after the initial installation, an unique registered user account is generated, and each person can install and activate more than one of our products on his or her smartphone device, each smartphone device could be associated with more than one of our registered users accounts. In addition, each person could have more than one smartphone device with our mobile security products installed and activated. Consequently, the number of registered user accounts we present in this annual report overstates the number of persons who are our registered users;

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the industries that we operate in China and globally;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding the retention and strengthening of our relationships with key business partners and customers;

•	competition in our industries in China and globally; and

•	relevant government policies and regulations relating to our industries.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of comprehensive income data for the years ended December 31, 2008 and 2009 and our consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of dollars, except for share, per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Net revenues:
Service Revenues
Consumer mobile security	3,867	5,014	15,268	36,202	67,938
Enterprise mobility	—	—	—	—	3,249
Mobile games and advertising	—	—	—	—	664
Other services	94	250	2,427	4,469	10,614
Product Revenues
Enterprise mobility	—	—	—	—	9,303

Total net revenues	3,961	5,264	17,695	40,671	91,768
Cost of revenues
Cost of services	(2,044)	(2,812)	(5,193)	(8,057)	(16,773)
Cost of products sold	—	—	—	—	(8,966)
Total cost of revenues (1)	(2,044)	(2,812)	(5,193)	(8,057)	(25,739)

Gross profit	1,917	2,452	12,502	32,614	66,029

Operating expenses:
Selling and marketing expenses (1)	(2,404)	(3,344)	(4,436)	(7,955)	(17,396)
General and administrative expenses (1)	(2,067)	(2,139)	(14,750)	(14,024)	(36,776)
Research and development expenses (1)	(1,201)	(2,312)	(2,959)	(5,095)	(9,585)

Total operating expenses	(5,672)	(7,795)	(22,145)	(27,074)	(63,757)

(Loss)/Income from operations	(3,755)	(5,343)	(9,643)	5,540	2,272

Interest income	86	159	234	1,342	3,193
Realized gain/(loss) from available-for-sale investments	294	47	(102)	29	—
Foreign exchange (losses)/gain, net	(156)	(2)	(46)	3,011	67
Gain on change of interest in an associate	—	—	—	—	943
Other (expense)/income, net	(16)	(12)	135	306	3,364

(Loss)/Income before income taxes	(3,547)	(5,151)	(9,422)	10,228	9,839

Income tax expense	(48)	—	(401)	(97)	(420)
Share of (loss)/profit from an associate	—	—	(7)	119	543

Net (loss)/income	(3,595)	(5,151)	(9,830)	10,250	9,962

Net loss/(income) attributable to the non-controlling interest	—	1	3	1	(532)

Net (loss)/income attributable to NQ Mobile Inc.	(3,595)	(5,150)	(9,827)	10,251	9,430

Accretion of redeemable convertible preferred shares	(1,263)	(1,393)	(1,533)	(535)	—

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of dollars, except for share, per share and per ADS data)
Beneficial conversion feature of redeemable convertible preferred shares	—	—	(5,693)	—	—
Allocation of net income to participating preferred shareholders	—	—	—	(1,595)	—

Net (loss)/income attributable to common shareholders	(4,858)	(6,543)	(17,053)	8,121	9,430

Net (loss)/income	(3,595)	(5,151)	(9,830)	10,250	9,962

Other comprehensive income
Foreign currency translation adjustments	826	10	689	1,249	390
Disposal of available-for-sale investments	(5)	47	(42)	—	—

Other comprehensive income	821	57	647	1,249	390

Comprehensive (loss)/income	(2,774)	(5,094)	(9,183)	11,499	10,352

Comprehensive loss/(income) attributable to the non-controlling interest	—	1	3	1	(532)

Comprehensive (loss)/income attributable to NQ Mobile Inc.	(2,774)	(5,093)	(9,180)	11,500	9,820

Net (loss) /earnings per Class A and Class B common shares
Basic	(0.15)	(0.15)	(0.34)	0.05	0.04
Diluted	(0.15)	(0.15)	(0.34)	0.04	0.04
Net (loss)/earnings per ADS: (2)
Basic	(0.73)	(0.77)	(1.72)	0.23	0.20
Diluted	(0.73)	(0.77)	(1.72)	0.21	0.18
Weighted average number of common shares outstanding:
Basic	33,089,052	42,251,533	49,683,230	173,373,462	235,257,651
Diluted	33,089,052	42,251,533	49,683,230	193,537,974	255,722,551

(1)	Share-based compensation expenses included:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of dollars)
Cost of revenues	5	13	19	130	214
Selling and marketing expenses	31	35	102	1,923	2,342
General and administrative expenses	1,128	1,087	12,299	7,895	20,534
Research and development expenses	32	43	146	724	1,453

(2)	Each ADS represents five Class A common shares. Net (loss)/earnings per ADS is calculated based on net (loss)/earnings per Class A and Class B common share multiplied by five.

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands of dollars)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	587	1,704	17,966	69,510	18,862
Total current assets	11,631	7,645	44,611	156,258	199,856
Total assets	13,253	10,339	48,404	160,482	247,718
Total current liabilities	1,230	2,161	5,562	12,231	32,286
Total liabilities	1,230	2,161	5,749	12,231	34,369
Net assets	12,023	8,178	42,655	148,251	213,349
Class A Common Shares.	—	—	—	6	13
Class B Common Shares	5	5	5	16	11
Series A convertible preferred shares	3,242	3,242	3,242	—	—
Series B redeemable convertible preferred shares	13,717	15,109	16,638	—	—
Series C redeemable convertible preferred shares	—	—	16,983	—	—
Series C-1 redeemable convertible preferred shares	—	—	14,115	—	—
Total shareholders’ (deficit)/equity	(4,936)	(10,173)	(8,323)	148,251	213,349

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

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of dollars)
Net (loss)/income	(3,595)	(5,151)	(9,830)	10,250	9,962
Add: share-based compensation expenses	1,196	1,178	12,566	10,672	24,543
Adjusted net (loss)/income	(2,399)	(3,973)	2,736	20,922	34,505

Selected Operating Data

We monitor certain key operating metrics that we believe are important to our financial performance. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business.

Our registered user accounts may overstate the actual number of our individual registered users, and our active and paying user accounts derived from our operational system may differ from the actual numbers of active and paying user accounts. For more information, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active user and paying user account figures may differ from the actual numbers of active and paying user accounts. “

The following tables set forth our registered user accounts as of December 31, 2008, 2009, 2010, 2011 and 2012, respectively, as well as the average monthly active user accounts and average monthly paying user accounts for the three months ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively. The data does not include registered user accounts, active user accounts and paying user accounts from Beijing Feiliu Jiutian Technology Co., Ltd., or Beijing Feiliu.

	As of December 31,
	2008	2009	2010	2011	2012
	(in millions)
Registered user accounts	15.2	35.6	71.7	146.7	283.4
China	12.4	26.9	48.5	91.6	164.0
Overseas	2.8	8.7	23.2	55.1	119.4

	For the three months ended December 31,
	2008	2009	2010	2011	2012
	(in millions)
Average monthly active user accounts	5.5	12.0	25.4	52.3	97.7
China	4.5	9.1	17.4	32.9	56.9
Overseas	1.0	2.9	8.0	19.4	40.8
Average monthly paying user accounts	1.0	1.1	3.2	5.6	8.9
China	1.0	1.0	2.5	4.0	5.9
Overseas	0.0	0.1	0.7	1.6	3.0

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in October 2005 and have experienced rapid growth since then. As such, we have a limited operating history for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate our prospects because we may not have sufficient experience to address the risks frequently encountered by fast-growing companies entering new and rapidly evolving markets such as the mobile security, privacy and productivity market. We incurred net losses in 2008, 2009 and 2010, and although we achieved profitability in 2011 and 2012, we may incur losses in the future. Our ability to achieve, maintain and increase net profit may be affected by various factors including the development of our industry, the continued acceptance of our products and services by users, our ability to maintain good relationships with other participants in the mobile ecosystem and our ability to control our costs and expenses. We may not be able to sustain our profitability on a quarterly or annual basis. Due to our limited operating history, our historical growth rate may not be indicative of our future performance. We cannot assure you that we will grow at the same rate as we did in the past. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with a limited operating history may encounter or to which such companies may be exposed.

Our Freemium subscription business model for consumer mobile security services is relatively new in our industry and we may not be able to continuously meet user demand and increase the number of paying users, which may have material and adverse effects on our business and results of operations.

We offer our consumer mobile security services to users globally through an innovative “Freemium” subscription business model. Our Freemium subscription business model provides users with free services and the ability to upgrade to a selection of premium services to meet individual needs. This model is relatively new in the mobile security, privacy and productivity industry. The success of our business model depends on, among other factors, our ability to convert our registered user accounts into paying user accounts and our ability to encourage user spending on additional products and services by improving and marketing our existing products and services and developing and pricing new products and services in response to evolving user needs. Although we constantly monitor and research user needs, we may be unable to meet user demands on a continuous basis or anticipate future user demands, which may adversely affect our ability to convert free user accounts into paying user accounts, and materially and adversely affect our business and results of operations. In addition, we may not be able to maintain and increase the prices of our premium products and services, which may have material and adverse effects on our growth and prospects.

The mobile security, privacy and productivity industry may not grow as quickly as expected, which may materially and adversely affect our business and prospects of future growth.

Our business and prospects depend on the continued development of the mobile security, privacy and productivity industry in China and overseas. As a relatively new industry, the mobile security, privacy and productivity industry has only begun to experience substantial growth in recent years both in terms of number of users and revenues. We cannot assure you, however, that the industry will continue to grow as rapidly as it did in the recent past. The growth of the mobile security, privacy and productivity industry is affected by numerous factors, such as users’ general communication experience, technological innovations, development of smartphones and other mobile devices, development of mobile Internet-based telecommunication services and applications, regulatory changes and the macroeconomic environment. If the mobile security, privacy and productivity industry in China or globally does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be materially and adversely affected.

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

•

compliance with applicable foreign laws and regulations, including import and export requirements, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, and anti-competition regulations; and

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

We have pursued and may continue to pursue acquisitions, investments, joint ventures or other strategic alliances, which may be unsuccessful or may expose us to additional risk.

We plan to grow both organically and through acquisitions, investments, joint ventures or other strategic alliances if the appropriate opportunities arise. For example, in 2012, we acquired 55% equity interest in Beijing NationSky Network Technology Co., Ltd., or NationSky, a leading provider of mobile services to enterprises in China, increased the equity interest we hold in Beijing Feiliu Jiutian Technology, Co., Ltd., or Beijing Feiliu, through Beijing Technology from 26.4% to 100%, acquired 31.71% of the equity interests in Hesine Technologies International Worldwide Inc., a provider of mobile messaging solution, and invested, through Tianjin Qingyuan as a limited partner, in 49.5% of the equity interest in Beijing NQ Guotai Investment Management Limited Partnership, or NQ Guotai, a PRC limited liability partnership formed in December 2012 to primarily make venture investments in China’s mobile Internet industry. These and any future acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potentially significant loss of investments. We may not be able to identify suitable future acquisition or investment candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition, investment or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete the desired acquisitions, investments or alliances, we may not be able to implement our strategies effectively or efficiently. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with our future alliances, which could adversely affect our business and results of operations. Our ability to successfully integrate acquired companies and their operations and our ability to benefit from our alliances, joint ventures and investments may be adversely affected by a number of factors. These factors include diversion of management’s attention, difficulties in retaining personnel of acquired companies, unanticipated problems or legal liabilities, and tax and accounting issues.

If we fail to integrate acquired companies efficiently, our earnings, revenues, gross margins, operating margins and business operations could be negatively affected. Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products and services in which the acquired companies specialize, and the loss of key personnel and customer accounts.

If we are not able to realize the benefits envisioned for our acquisitions, investments, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

If we are not successful in executing our strategy of expanding into the enterprise market, our business and financial condition could be materially and adversely affected.

An important part of our growth strategy is to build on our strong consumer brand while expanding into enterprise mobility business. Sales to enterprises involve risks that may not be present (or that are present to a lesser extent) with sales to individual consumers. These risks include:

•	increased competition from larger competitors that traditionally target enterprise customers and that may already have purchase commitments from those enterprise customers;

•	lower gross and net margins due to the higher costs of revenues and the selling and marketing expenses incurred to develop and expand this new business;

•	increased purchasing power and leverage held by enterprise customers in negotiating contractual arrangements with us, e.g., demanding more favorable credit terms;

•

longer sales cycles due to a significant evaluation process, and the associated risk that substantial time and resources may be spent on a potential enterprise customer who elects not to purchase our solutions;

•	delayed purchases due to their longer implementation cycles resulting from budget constraints, multiple approvals, and unplanned administrative, processing and other delays;

•	demands for greater solution functionality and scalability and a broader range of services, including design services and customization to specific industries; and

•	more stringent requirements in support services, including stricter support response time and increased penalties for any failure to meet support requirements.

All these factors add further risks to business conducted with enterprise customers. If we are not successful in executing our strategy of expanding into the enterprise mobility market, our business and financial condition may be materially and adversely affected.

Beijing Feiliu’s limited operating history makes it difficult to evaluate its future prospects and results of operations.

In 2012, we increased the equity interest in Beijing Feiliu from 26.4% to 100%. It is difficult to evaluate the viability and sustainability of Beijing Feiliu’s business because of its limited operating history of mobile games. Beijing Feiliu only started to generate revenue from mobile game operations since 2012. As a result, Beijing Feiliu is exposed to the risks and uncertainties experienced by early stage companies in evolving industries and the mobile game industry in China in particular. Our success in mobile game operations through Beijing Feiliu depends on, among other factors:

•	our ability to maintain and extend our position as the leading mobile game operator in China;

•	our ability to continue to obtain and offer new and creative mobile games to attract and retain a larger user base and increase user activity;

•	our ability to maintain and expand our distribution network; and

•	our ability to upgrade our technology and infrastructure to support increased traffic and expanded offerings of products and services.

Failure to maintain relationship with top mobile game developers and to maintain operating rights of popular mobile games will adversely and materially affect our financial results of mobile game operations.

Beijing Feiliu identifies and develops relationship with top mobile game developers in China and overseas to obtain the operating rights of popular mobile games. Revenues derived from mobile game operations contributed to a significant portion of Beijing Feiliu’s total revenues in the years ended December 31, 2012. If Beijing Feiliu fails to renew the operating rights of popular games after the contracts expire or fails to continuously obtain right to operate new popular games in the future, our mobile game operations results will be adversely and materially affected.

The future growth of the mobile game industry in China is uncertain.

The mobile games market in China has evolved rapidly in recent years, with developments such as the introduction of new business models, the development of user preferences, market entry by new competitors and the adoption of new strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in our target market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, netbooks or other mobile Internet handsets involving fourth generation mobile technologies, which could render certain current technologies or applications obsolete. Accordingly, it is extremely difficult to accurately predict user acceptance and demand for our various existing and potential new mobile game offerings and the size, composition and growth of the mobile game market. Furthermore, given the limited history and rapidly evolving nature of this market, we cannot predict the price that users will be willing to pay for our mobile games or whether users will have concerns over security, reliability, cost and quality of service associated with mobile games. If acceptance of our mobile games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

Undetected errors, flaws or failures in our products or services, failure to detect new security threats, failure to respond to security events with sufficient speed and efficiency, or failure to maintain updated knowledge repositories could harm our reputation or decrease market acceptance of our consumer mobile security services and products.

Our products and services for consumer mobile security may contain errors, flaws or failures that may only become apparent after their release, especially in terms of updated versions of our mobile products and services. We receive user feedbacks in connection with errors, flaws or failures in our products and services from time to time, and such errors, flaws or failures may also come to our attention during our internal testing process. We generally have been able to resolve such errors, flaws or failures in a timely manner, but we cannot assure you that we will be able to detect and resolve all of them effectively or in a timely manner. Undetected errors, flaws or failures in our services and products or failure to detect new security threats or respond to such threats with sufficient speed and efficiency may adversely affect user experience and cause our users to stop using our services and products, which could materially and adversely affect our business and results of operations.

Maintaining comprehensive repositories of mobile viruses, malware and spam massages helps also increase the efficiency and accuracy of our mobile security, privacy and productivity products and services. Failure to maintain such updated repositories may materially and adversely affect our business and results of operations.

Failure to maintain effective customer support could harm our reputation and our ability to retain both consumer and enterprise customers, which may materially and adversely affect out results of operations.

Our business is significantly affected by the overall size of our user base and our ability to monetize our user base, which in turn are determined by, among other factors, their experience with our services and products. Customer support, including customer service and technical support, is critical to retaining current users and attracting potential users for both our consumer and enterprise businesses. For example, if our mobile security, privacy and productivity products and services contain errors or other flaws, or if we otherwise fail to provide effective customer service, our users may be less inclined to use our services or recommend us to other potential users, and may switch to our competitors’ mobile services. Some China-based Internet companies have experienced group complaints, sometimes organized by their competitors or people attempting to profit from such complaints. If we face similar group complaints in a short time frame, we may not be able to effectively handle customer service requests from our users. Failure to maintain effective customer support could harm our reputation and our ability to retain both consumer and enterprise customers, which may materially and adversely affect out results of operations.

If we fail to execute our business model of adding compelling new services and monetizing of our registered and active user base, our business, results of operations and financial condition will be materially and adversely affected.

We may be unsuccessful in executing our business model of adding compelling new services and monetizing our registered and active user base for our consumer mobile security business. Our primary means of monetizing our active user base has been providing our users with diversified security, privacy and productivity service offerings. For example, we have introduced services catering to families which include security and privacy services. If our family service or other new services are not accepted by our users, our business and financial performance will suffer. In addition, we may introduce new services beyond our current offerings, which may not be accepted by users and, as a result, affect our revenue growth and operations. If we cannot develop or maintain additional channels of monetizing our registered and active user base and introduce additional services that users find compelling, we will not be able to continue our recent growth and increase our revenues and profitability.

If we fail to successfully diversify our user acquisition channels or to successfully acquire new premium paying users through new channels for our consumer mobile security products and services, our business, results of operations and financial condition will be materially and adversely affected.

The growth of our consumer mobile security business depends on the expansion of our user base and the acquiring of new paying users for the related products and services. We plan to continue to diversify our user acquisition channels. For example, in 2012, we introduced our consumer mobile security products and services to overseas consumers through additional retail channels such as wireless retailers including The Cellular Connection, A Wireless and Go Wireless in the United States, epay in Australia and Phones 4u in the United Kingdom. If we fail to continue to acquire new users through additional new channels or the new channels fail to meet our expectation to generate new paying users, our business, results of operations and financial condition will be materially and adversely affected.

We operate in a rapidly evolving industry. If we fail to keep up with technological developments and mobile device users’ changing requirements, our business, financial condition and results of operations may be materially and adversely affected.

The mobile security, privacy and productivity industry is rapidly evolving and subject to continuous technological developments. Our success depends on our ability to keep up with these technological developments and the resulting changes in user behavior. For example, an increasing number of mobile users have been able to access the Internet via an increasing number of different platforms, including Android, Symbian, iOS, BlackBerry OS and Windows Phone. Given that we operate in a rapidly evolving industry, we also need to continuously anticipate new security challenges and industry changes and respond to such changes in a timely and effective manner. There may be changes in the industry landscape as different types of platforms compete with one another for market share. For example, Android platform has experienced faster growth than other competing platforms in recent years and has now become the more dominant platform among the smartphone operating systems. If we do not adapt our products and services to such changes in an effective and timely manner as more platforms become available or certain platform becomes dominant in the future, we may suffer loss in market share, and although we invest significant resources in research and development, we cannot predict the evolution of smartphone operating systems/platforms in terms of releases, features, application programming interfaces, integrated security, privacy and productivity features. If access to existing smartphone operating systems/platforms are changed in any way, thereby adversely affecting our ability to maintain, develop, sell, offer or distribute our products and services, our business, financial condition and results of operations may be materially and adversely affected.

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

We believe that patents, trademarks, trade secrets, copyright, and other intellectual property we use are important to our business. We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property. Some of the intellectual property used in our business operations are held by our founders and a third party. We have entered into a license agreement to use such intellectual property for our business operations, but if the individuals holding the intellectual property fail to perform under these license agreements or if the agreements are terminated for any reason, our business and results of operations may be negatively impacted, and if we are deemed to be using such intellectual property without due authorization, we may become subject to legal proceedings or sanctions which could harm our business and results of operations. In addition, we have also invested significant resources to develop our own intellectual property. Failure to maintain or protect intellectual property rights could harm our business, and any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues, our reputation and ultimately, our overall business.

The validity, enforceability and scope of protection available under intellectual property laws with respect to the mobile and Internet industries in China, where a significant part of our business is located, are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been somewhat deficient. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our overall business and competitive position.

We may not be able to manage our expansion effectively and our current and planned resources may not be adequate to support our expanding operations; consequently, our business, results of operations and prospects may be materially and adversely affected.

We have experienced rapid growth since we commenced operations and began offering our first anti-virus services and products for mobile phones in 2005. The number of our registered user accounts increased from 35.6 million as of December 31, 2009 to 283.4 million as of December 31, 2012, not including the 67.4 million registered user accounts from Beijing Feiliu as of December 31, 2012. We also expanded the scale of our operations outside of China, particularly in the United States, and now our operating headquarters are located in both Beijing, China and Dallas, Texas. Our rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology as well as improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to obtain, maintain or expand relationships with wireless carriers, handset manufacturer partners, chipmakers and other third-party business partners. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansions effectively, our business, results of operations and prospects may be materially and adversely affected.

We have historically derived a majority of our revenues from our smartphone users, which may be affected by fluctuations in the smartphone market.

We derive most of our net revenues for the years ended December 31, 2010, 2011 and 2012 from mobile security, privacy and productivity applications for smartphones. For the year ended December 31, 2012, 74.0% of all our net revenues are derived from consumer mobile security services. Any significant downturn in the overall demand for smartphones could adversely affect the demand for mobile security, privacy and productivity applications, which in turn would materially reduce our revenues. Although the smartphone market has grown rapidly in recent years, it is uncertain whether the number of smartphones to be manufactured will grow at a similar rate in the future. To the extent that our future revenues substantially depend on the sales of smartphones, our business would be vulnerable to any downturns in the smartphone market.

A significant portion of our revenues historically have been attributable to the users of a limited number of wireless carriers and smartphone manufacturers, and if we are unable to maintain these key relationships or establish new relationships with additional wireless carriers and smartphone manufacturers, our revenues would be adversely affected.

In the value-added telecommunications market, wireless carriers and handset manufacturers generally have the power to select software and application suppliers. We have established strong relationships with certain wireless carriers and handset manufacturers, and we anticipate that a limited number of wireless carriers and handset manufacturers, particularly smartphone manufacturers, will continue to be responsible for a significant percentage of our revenues for the foreseeable future. However, there is no assurance that we would be able to continue our current arrangements with these wireless carriers and handset manufacturers on similarly favorable terms or at all, and we are not guaranteed any minimum level of revenues from them. We cannot assure you that revenues derived from collaboration with such wireless carriers and handset manufacturers will reach or exceed historical levels in any future period. The loss of one or more of such key wireless carriers or smartphone manufacturers, whether due to a change of control or bankruptcy or other causes, a reduction in mobile devices with our products preinstalled, or our failure to attract additional key wireless carriers and handset manufacturers, would adversely affect our revenues.

We depend on wireless carriers and mobile payment service providers as well as other third party service providers for the collection of a substantial portion of our consumer mobile security revenues, and any loss or deterioration of our relationship with wireless carriers, mobile payment service providers or any of these third-party service providers may result in disruptions to our business operations and the loss of revenues.

For the years ended December 31, 2010, 2011 and 2012, a substantial portion of our revenues were collected through the payment channels of wireless carriers, and other third party service providers, including pre-paid card distributors and other mobile service providers. We cooperate with wireless carriers, either directly or through mobile payment service providers. Wireless carriers provide us with billing and collection services for a fixed percentage of the total billing. If we cooperate with wireless carriers through mobile payment service providers and pre-paid card distributors, we share the payments with them. Approximately 60%, 40.2% and 30.4% of our net revenues were collected through wireless carriers and mobile payment service providers in 2010, 2011 and 2012, respectively. If the payment channels or collection systems of wireless carriers, mobile payment service providers or any third-party service providers we use for the collection of our revenues becomes unavailable or malfunctions, we may experience delays associated with attempts to resolve the problems, which may result in a loss of revenues to us. This problem may be particularly serious if a wireless carrier is involved, because several large wireless carriers hold dominant positions in their respective markets and therefore may occupy a relatively important position in our revenue collection. In addition, any loss or deterioration of our relationships with wireless carriers, mobile payment service providers, pre-paid card distributors and other mobile service providers may result in disruptions to our business operations, the loss of our revenues and a material and adverse effect on our financial condition and results of operations.

Our relationships with mobile payment service providers and pre-paid card distributors are also critical for us to collect revenues. For example, net revenues generated through our top mobile payment service provider, Tianjin Yidatong Technology Development Co., Ltd., or Yidatong, as a percentage of our total net revenues, were 21.4%, 25.8% and 22.1% in 2010, 2011 and 2012, respectively. Yidatong charges us at a lower fee rate than other mobile payment service providers through which we cooperate with wireless carriers. Our agreements with mobile payment service providers are generally for terms of one to five years and we generally renew these agreements when they expire. Our agreement with Yidatong, for example, has a term of five years and will expire in June 2015. If mobile payment service providers, especially those through which we generate significant revenues, do not perform their contracts with us due to any reason, our business and results of operations may be materially and adversely affected. In addition, if mobile payment service providers and pre-paid card distributors increase the fee rates they charge us or if our relationships with them deteriorate, our business and results of operations would be adversely affected.

A significant percentage of our consumer mobile security revenue comes from subscriptions to our premium products, which may not be renewed.

Historically, a significant majority of our active user accounts for consumer mobile security have used our free services. Our growth strategy is based in part on offering premium products and services on top of our free products and services and to attract users to renew their subscriptions. To the extent we are not able to attract existing users to renew subscriptions to our services or attract existing users to purchase new services, our ability to generate revenues from consumer mobile security services would be adversely affected. We generally provide our premium products and services pursuant to one month, three months, six months or one year subscriptions, after which the relevant product or services either cease to operate or are no longer updated with the latest online threat information (rendering the product increasingly less useful as new threats emerge). In 2010, 2011 and 2012, subscription revenue from consumer mobile security services accounted for 86.3%, 89.0% and 74.0% of our total revenues. While we offer our paying user accounts the option to renew their subscriptions, a portion of them choose not to renew. We have taken steps to increase our renewal rates by, for example, adding an auto-renew option on our premium services, but there can be no assurance that these efforts will be successful in increasing our renewal rates. Any failure to maintain or improve the renewal rates of our subscriptions or to attract new subscriptions could have a material adverse effect on our results of operations. Uncertainty about the renewal rates of our subscription users also limits visibility with respect to future revenues from subscriptions to premium consumer mobile security services.

The success of our business depends on our ability to maintain and enhance a strong brand; failure to do so may result in a reduced number of user accounts and material and adverse effects on our business, financial condition and results of operations.

We believe that maintaining and enhancing our “NQ Mobile”, “NQ”, and other brands is of significant importance to the success of our business. A well-recognized brand is critical to increasing the number of our user accounts and, in turn, enhancing our attractiveness to the top mobile device manufacturers. Since the mobile security, privacy and productivity industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to retain our current position as a market leader in China and a significant market player in the rest of the world, and the retaining of such position may be difficult and expensive.

Historically, with our comprehensive and reliable mobile security, privacy and productivity services, we have established our reputation and our market position. In April 2012, we changed our name from “NetQin Mobile Inc.” to “NQ Mobile Inc.” and commenced relevant advertising campaigns under the new corporate name. Although we have conducted and will continue to conduct various marketing and brand promotion activities to enhance our NQ brand name and publicize our new corporate name, our users may not be receptive or respond positively to these changes, and we cannot assure you that these promotional activities will be successful and achieve the brand promotion effect we expect. In 2012, we acquired a majority stake in NationSky, a leading provider of mobile services to enterprises in China, and we increased the equity interest we hold in Beijing Feiliu to 100%. In connection with these acquisitions, we also acquired the “NationSky” and “Feiliu” brand names. We will continue to conduct various marketing and branding activities to enhance our “NationSky” and “Feiliu” brands. We cannot assure you that our users will be receptive to these acquisitions and positively associate the “NationSky” and “Feiliu” brands with us. Any failure to maintain and enhance our brand may result in a reduced number of user accounts and material and adverse effects on our business, financial condition and results of operations.

Any negative publicity and allegations against us or our affiliates may adversely affect our brand, public image and reputation, which may seriously harm our ability to attract and retain users and business partners and result in material adverse impact on our business, results of operations and prospects.

Negative publicity and allegations about us, our products and services, our financial results or our market position may adversely damage our brand, public image and reputation, seriously harm our ability to attract and retain users and result in material adverse impact on our results of operations and prospects. For example, on March 15, 2011, a program broadcast by China Central Television Station, or CCTV, reported various complaints of certain alleged fraudulent practices by us and by Beijing Feiliu Jiutian Technology Co., Ltd., or Beijing Feiliu, our affiliate at the time which later became a wholly owned subsidiary of Beijing Technology. Such alleged fraudulent practices included uploading malware or viruses to imported mobile phones to promote our mobile security products. We were subject to negative publicity as a result. We and Beijing Feiliu both interviewed employees and examined or tested the mobile software products in question, in addition to submitting the software products to third party testing centers established by authoritative government agencies for review, and did not find any evidence of malware or alleged fraudulent practices. In December 2012, an article published on seekingalpha.com made certain allegations concerning the operating data of our company. We have subsequently rejected such allegations as false, but our share price fluctuated after such publicity.

Negative publicity in relation to our services or products, regardless of their veracity, could seriously harm our brand, public image and reputation, which in turn may result in a loss of users and business partners and have a material adverse effect on our business, results of operation and prospects.

We depend on the billing and payment systems of third parties such as wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors for our consumer mobile security business; if these systems fail to accurately account for or calculate the revenues generated from the sales of our mobile products and services, our results of operations may be adversely affected. In addition, any payment delays or failures by these wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors could significantly harm our cash flow and profitability.

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

We generally offer third parties whose billing and payment systems we use credit terms ranging from 60 to 210 days for overseas payment and from 30 to 90 days for domestic payment. We are experiencing rapid expansion overseas, and the accounts receivable from overseas wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors have longer settlement periods in general. Substantially all of our accounts receivable was due from wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors as of the date of this annual report. Failure to timely collect our receivables from them, especially from overseas mobile payment service providers, third-party payment processors and pre-paid card distributors, may adversely affect our cash flows. Our wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or inability of current or potential wireless carriers, mobile payment service providers, third-party payment processors and pre-paid card distributors to pay us may significantly harm our cash flow and profitability.

We are highly reliant on the Apple platform for a significant portion of our mobile games revenues. If Apple changes its standard terms and conditions for developers or operators and the mobile game approval process in a way that is detrimental to us, our mobile games and advertising business could be materially and adversely affected.

Apple is currently the primary distribution, marketing, promotion and payment platform for Beijing Feiliu’s mobile games. To date, Beijing Feiliu has derived a significant portion of its mobile games revenues and acquired the majority of its mobile game players through the Apple platform and we expect this will continue in the near future. Beijing Feiliu is subject to Apple’s standard terms and conditions for application developers and operators, which govern the promotion, distribution and operation of games and payment collection on the Apple platform, and which are subject to change by Apple at its sole discretion at any time. Our business may be harmed if Apple discontinues or limits access to its platform by us, terminates or does not renew our contractual relationship, modifies its terms of service or other policies with us, establishes more favorable relationships with one or more of our competitors, or develops its own competitive offerings. In addition, mobile games for sale in the Apple App Store are subject to approval by Apple. The Apple App Store has complete control over the approval of each mobile game submitted to the store. The terms and policies for the mobile game approval process are very broad and subject to interpretation and frequent changes by the Apple App Store. If Apple changes its standard terms and conditions for developers or operators and the mobile game approval process in a way that is detrimental to us, our mobile games and advertising business could be materially and adversely affected.

We may face increasing competition, which could reduce our market share and materially and adversely affect our business and results of operations.

The mobile security, privacy and productivity application industry is highly competitive. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in performance characteristics, rapid adoption of technological and product advancements, as well as price sensitivity on part of users. On the mobile security front, we compete directly with (i) domestic PC/mobile security vendors such as Qihoo 360, Tencent and Kingsoft, (ii) overseas security software providers such as Avast, Symantec, McAfee, AVG, Trend Micro, F-Secure and Kaspersky, and (iii) other emerging companies offering mobile security products, such as Lookout. While we have focused on providing mobile security services since the founding of our company, most of our competitors are traditional PC anti-virus providers who later entered into the mobile security market. On the mobile productivity front, we compete with services such as Apple iCloud and Location Labs, although we are not in direct competition with them because we are manufacturer-neutral and platform neutral, whereas products and services such as Apple iCloud are largely limited by platform or mobile device manufacturer.

For our mobile game business, we compete primarily with other mobile game operators in China, such as 91 Assistant, d.cn, UC web, M.QQ.com (Tencent) and PunchBox. For our enterprise mobility business, our mobile device management software “NQSky” competes with similar offerings from international vendors such as MobileIron, AirWatch and SAP Afaria. As an integrated enterprise mobility service provider, we also compete with other global and domestic players such as IBM, Accenture, Neusoft, Techown and Cyberwise.

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

For example, beginning in January 2010, China Mobile implemented a series of measures targeted at further improving the user experience from mobile handset embedded services. Under these measures, mobile applications and other content that are embedded in handsets are required to introduce additional notices and confirmations to users when being purchased. In addition, services based on SMS short codes will be required to be more tailored to the specific mobile applications and content offerings or mobile payment service providers. Such measures make it more burdensome for users to purchase services and products, and, as a result, some users purchased fewer applications or ceased purchasing altogether. If similar or more stringent measures are imposed by the government or wireless carriers in the future, our business and results of operations may be materially and adversely affected.

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

Our ability to provide our mobile security users with high-security mobile experience depends on the continuous and reliable operation of our cloud-client computing platform and servers. Disruptions, failures, unscheduled service interruptions or decrease in the connection speed could hurt our reputation and cause our users to switch to our competitors’ products and services. Our systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunication failures, undetected errors in the software, computer viruses, hacking and other attempts to harm our network and servers. We may experience network or service interruptions in the future despite our continuous efforts to improve our network and servers. If we experience frequent or persistent disruptions to our network or servers, whether caused by failures of our own systems or those of third-party payment processors, our users’ mobile experience may be negatively affected, which in turn, may have a material adverse effect on our reputation and results of operations. We cannot assure you that we will be successful in minimizing the frequency or duration of these interruptions.

We may be subject to liabilities for user complaints concerning our products and services which may cause fines or penalties and adversely affect our business operations.

In recent years, the PRC government has adopted several administrative rules governing and reinforced the supervision over paid services and products delivered over the Internet. Under these administrative rules, telecommunications and Internet information providers are required to follow a formal procedure in handling user complaints, and the activities such as arbitrary charges or trapped charges are subject to severe penalties from the relevant authorities. Failure to comply with these administrative rules may subject us to liabilities including refund, damages payments to users or, in the most serious scenario, suspension of our business.

To our knowledge, as of March 15, 2013, there is no outstanding formal user complaint concerning our products and services lodged against us with any local authority. If we are unable to duly resolve user complaints in a timely manner in the future, or if the PRC government promulgates regulations or administrative rules that have more restrictive provisions or more severe penalties, our business operations may be adversely affected.

Our business may be adversely affected due to our failure to ensure the security and privacy of confidential user information.

A significant barrier to the development of wireless business is the secure transmission of confidential information over wireless networks. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential user information and to protect such information, such as user name and password. While we have not experienced any material breach of our security measures to date, there can be no assurance that advances in technology capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by us to protect user information. A party that is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations.

Intensifying legal protection for the confidential information of users may subject us to greater liability. For example, MIIT has promulgated “Several Provisions on Regulating the Market Order of Internet Information Services” to ensure a level playing ground for website operators in China and to enhance protection to Internet users in areas such as Internet security, web advertising and data protection. The provisions came into effect on March 15, 2012. These provisions echo the Chinese government’s policy of intensifying protection of personal privacy. Internet information service providers are required to obtain users’ consent prior to collecting any users’ personal information or disclosing it to a third party. Non-compliance with these protection requirements may incur a fine of RMB10,000 to RMB30,000. On December 28, 2012, the Standing Committee of Congress of the PRC issued the Decision on Strengthen Internet Information Protection, reiterating that Internet service provider to explicitly specify the purpose, way, scope of collecting user’s individual information and obtain user’s consent prior to such collection. The Internet service provider is also prohibited from sending unsolicited commercial information to users. Non-compliance of these provision may incur civil, administrative or criminal penalty.

We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. Concerns over the security and privacy of user information, including concerns regarding potential misuse of private user information to commit crimes such as identity theft, may inhibit the wireless business generally, and our mobile security, privacy and productivity products and services in particular. To the extent that our activities involve the storage and transmission of personal data or proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. There can be no assurance that our security measures will prevent security breaches, and failure to prevent such security breaches may have a material adverse effect on our business, prospects, financial condition and results of operations.

Our results of operations, financial performance and business may be adversely affected by potential intellectual property rights infringement claims against us.

We could face claims by others that we are improperly using intellectual property owned by them or otherwise infringing upon their rights in intellectual property. For example, intellectual property disputes may arise in relation to certain third-party produced mobile software programs that we make available for download. Irrespective of the validity or the successful assertion of any such claims, we could incur costs in either defending or settling any intellectual property disputes alleging infringement. Intellectual property litigation against us could potentially force us to, among other things, cease offering the challenged mobile application, develop non-infringing alternatives or obtain licenses from the owners of the infringed intellectual property. We, may not be successful in developing such alternatives or in obtaining such licenses on reasonable terms or at all and our results of operations, financial performance and business may be materially and adversely affected.

We have granted, and may continue to grant, stock options and restricted shares, which may result in increased share-based compensation expenses.

We adopted two share incentive plans, the 2007 Global Share Plan and the 2011 Share Incentive Plan (together, the “Plans”). We granted awards such as options and restricted shares to directors, executive officers, employees, third-party consultants and business partners both pursuant to and outside of the Plans. See “Item 6. Directors, Senior Management and Employee — B. Compensation of Directors and Executive Officers — Share Incentive Plans” for detailed discussion. For the years ended December 31, 2010, 2011 and 2012, we recorded US$12.6 million, US$10.7 million and US$24.5 million, respectively, in share-based compensation expenses. As of March 15, 2013, 45,304,476 restricted shares and options to purchase a total of 30,829,361 common shares of our company were outstanding. As of March 15, 2013, 463,000 restricted ADSs were also granted and outstanding under the 2011 Share Incentive Plan; subject to the fulfillment of certain performance goals, up to 578,750 restricted ADSs shall become vested and non-forfeitable under the relevant award agreements. We believe the granting of stock options and restricted shares is of significant importance to our ability to attract and retain key personnel, employees and third-party consultants, and we will continue to grant stock options and restricted shares to key personnel, employees, third-party consultants and business partners in the future. We have incurred, and expect to continue to incur, share-based compensation expenses, which may have a material and adverse effect on our results of operations.

Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, including, among others, the demand for our products and services, the launch of our new products and services, policy changes of wireless carriers, and our revenue-sharing arrangements with mobile ecosystem participants. For our enterprise mobility business, we experience seasonality driven by our corporate customers’ mobile device and enterprise software procurement cycles. For example, China based corporations often procure information technology related products and services in the second half of a year. Thus, we typically derive a larger portion of enterprise mobility revenues in the second half of a year. Many of these factors are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous effort and services of our experienced senior management team, particularly our founders, Dr. Henry Yu Lin and Dr. Vincent Wenyong Shi, both experienced engineers with a successful track record of developing products and services, and our director and co-chief executive officer Omar Khan, a highly regarded veteran in the mobile industry who joined us in January 2012.

If one or more of our executives or other key personnel are unable or unwilling to continue to provide us with their services, we may not be able to replace them easily or at all, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose our superiority in technological design and development. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “— Risks Relating to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.” In addition, if one or more of our executives or other key personnel do not act in the best interests of our company when a conflict of interest arises, our business, prospects and reputation may be harmed.

Our business, financial condition and results of operations are sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil prices and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Since the demand for high-end mobile applications is particularly sensitive to macroeconomic conditions, our business and prospects may be affected by the macroeconomic environment. Any prolonged slowdown in the global or Chinese economy may have a material and adverse effect on our business, results of operations and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

We may offer our products and services to persons in countries targeted by economic sanctions of the United States government through third party distributors and download services, which may adversely affect our reputation and prospective investors may decide not to invest in our shares, thereby potentially reducing our share price.

The U.S. government has enacted laws and regulations, including laws and regulations administered by the Office of Foreign Assets Control, or the U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or the Sanctions Targets. U.S. persons are also prohibited from facilitating such activities or transactions. We will not use any net proceeds from our initial public offering to fund any activities or business with any Sanctions Targets or activities or transactions prohibited by U.S. Economic Sanctions Laws. We do not actively seek to provide our products and services to Sanctions Targets, have not generated any revenue from the distribution of our products and services in countries that are Sanctions Targets, and do not intend to do so in the future. However, we make free products available for download on the Internet and have third-party distributors for our products outside of China, there may be instances where our products and services eventually become available to Sanctions Targets through different channels and without any active distribution by us in these regions. We believe the U.S. Economic Sanctions Laws under their current terms are not applicable to our activities. However, we cannot assure you that our products would not be available to Sanctions Targets, or that we would be able to effectively prevent Sanctions Targets from using our products and services in the future. If such transactions occur, our reputation could be adversely affected, and investors in the United States may choose not to invest in, and to divest any investments in, companies that are associated even indirectly with Sanctions Targets, all of which could have a material and adverse effect on the price of our shares and the value of your investment in us.

The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active user and paying user account figures may differ from the actual numbers of active and paying user accounts.

We define registered user accounts for a period as the cumulative number of user accounts at the end of the period. Because every time a person activates one of our mobile security products after the initial installation, an unique registered user account is generated, and each person can install and activate more than one of our products on his or her smartphone device, each smartphone device could be associated with more than one of our registered users accounts. In addition, each person could have more than one smartphone device with our mobile security products installed and activated. Consequently, the actual number of unique individual users of our products and services is lower than the number of registered user accounts we provide in this annual report, which difference could be potentially significantly.

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

We are subject to reporting obligations under the U.S. securities laws. Among other things, the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a report from management on the effectiveness of its internal control over financial reporting in its second annual report on Form 20-F. In addition, beginning at the same time, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We began to be subject to these requirements since this annual report for the fiscal year ended December 31, 2012.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2012. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2012. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. While we cannot predict the outcome of the SEC’s proceedings, if our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the NYSE, which event would effectively terminate the trading market for our common stock in the United States, and/or to the SEC’s revoking the registration of our common stock under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our common stock in the United States.

Our independent registered public accounting firm, like others operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firms operating in China, including ours, are required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our independent registered public accounting firm is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, they, like other independent registered public accounting firms operating in China, are currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in their audit procedures and quality control procedures, investors may be deprived of such benefits.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in telecommunication business, including mobile application providers. Specifically, foreign ownership in a value-added telecommunication mobile payment service provider may not exceed 50%. We currently conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiary, NQ Mobile (Beijing) Co., Ltd., or NQ Beijing, and Beijing Technology and the shareholders of Beijing Technology. Beijing Technology holds the licenses and permits necessary to conduct our businesses in China. Our contractual arrangements with Beijing Technology and its shareholders enable us to exercise effective control over this entity and treat it as our consolidated affiliated entity. For a detailed discussion of these contractual arrangements, see “Item 4. Information of the Company — C. Organizational Structure.”

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

The relevant regulatory authorities would have broad discretion in dealing with such violations. In 2011, various media sources have reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide. If a relevant authority determines that we do not fully comply with applicable laws and regulations, the relevant PRC regulatory authorities, including the CSRC, could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The relevant regulatory authorities may also require us to restructure our operations entirely if it finds that our contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact our business and operating results, as no PRC authorities has yet found any such contractual arrangements to be non-compliant. However, any such restructuring may significantly disrupt our business operations. In addition, if the imposition of any of these penalties causes us to lose our rights to direct the activities of the VIE and its subsidiaries or the right to receive their economic benefits, this may result in our being unable to control, and hence unable to consolidate, the VIE and its subsidiaries.

We rely on contractual arrangements with our consolidated affiliated entity in China and its shareholders for our operations, which may not be as effective as direct ownership in providing operational control and may negatively affect our ability to conduct our business.

Since PRC laws restrict foreign equity ownership in companies engaged in value-added telecommunication businesses like us in China, we rely on contractual arrangements with our consolidated affiliated entity, Beijing Technology, and its shareholders to operate our business in China. Although we registered the equity pledge agreement with the shareholders of Beijing Technology so that we are able to enforce the pledge against any third parties, these contractual arrangements may not be as effective as direct ownership in providing us with control over Beijing Technology. Beijing Technology and its shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. See Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements that Provide us Effective Control over Beijing Technology — Equity Interest Pledge Agreement.”

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among NQ Beijing, Beijing Technology and its respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. An unfavorable transfer pricing arrangements could, among others, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose late payment penalties and interest on Beijing Technology for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Beijing Technology’s tax liabilities increase significantly and it is required to pay late payment penalties and interests.

The shareholders of our affiliate variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

All of the shareholders of our variable interest entity, Beijing Technology, are individuals who are our founders or executive officers. Conflicts of interest may arise between the dual roles of those individuals who are both executive officers of our company and shareholders of our variable interest entity. We do not have existing arrangements to address potential conflicts of interest between those individuals and our company and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that such conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We may rely principally on dividends and other distributions on equity paid by our PRC and HK subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and HK subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our wholly owned subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these wholly owned subsidiaries, such as NQ Beijing, incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements NQ Beijing currently has in place with Beijing Technology in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, NQ Beijing, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of its cumulative profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as NQ Beijing is required to set aside at least 10% of their cumulative after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. The registered capital of NQ Beijing is US$50 million. As of December 31, 2012, NQ Beijing turned into cumulative profit pursuant to PRC accounting standards since its inception and therefore, in accordance with applicable PRC laws and regulations, it set aside US$2.7 million statutory reserve in 2012.

Furthermore, cash transfers from our PRC subsidiary to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiary and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Any limitation on the ability of NQ Beijing to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

In addition, under the PRC Enterprise Income Tax Law and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiary, NQ Beijing after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-PRC resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement.

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

Any loans we issue to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Pursuant to Article 18 of the Provisional Rules on Management of Foreign Debt effective on March 1, 2003, the total amount of foreign debts of a foreign-invested company shall be subject to a statutory limit which is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. The current amount of total investment and amount of registered capital of our PRC subsidiary are US$80 million and US$50 million, respectively, and the current statutory limits on the loans to the PRC subsidiary is US$30 million. Such statutory limits can increase if the amount of total investment of the PRC subsidiary increases; under PRC laws and regulations, the maximum amount of total investment of a foreign-invested company with a registered capital of more than US$12 million shall not exceed three times of its registered capital. For example, loans by us to NQ Beijing to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance NQ Beijing by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, Beijing Technology, NationSky, Beijing Feiliu, and QingYun (Tianjin) Financial Management Co., Ltd., or Tianjin QingYun, each a PRC domestic company. However, if such loans become necessary for the operations of our PRC subsidiary or consolidated affiliated entities, these statutory limits and other restrictions may materially and adversely affect our liquidity and ability to fund operations in the PRC by limiting a source of cash for these PRC entities. Meanwhile, we are also not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in our line of business.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control (“Circular 45”) to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits a foreign invested entity, such as our PRC subsidiary, from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. If our variable interest entity requires financial support from us or our PRC subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

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

Although a significant portion of our business is overseas, a substantial portion of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced, to a considerably degree, by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

We conduct our business in China primarily through our PRC subsidiary and consolidated affiliated entities, currently including Beijing Technology and its subsidiaries, Tianjin QingYun, NationSky and Beijing Feiliu in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. For example, China enacted a new Anti-Monopoly Law, which became effective on August 1, 2008. Because the Anti-Monopoly Law and related regulations are still relatively new, there have been very few court rulings or judicial or administrative interpretations on certain key concepts used in the law. As a result, there is still uncertainty as to how the enforcement and interpretation of the new Anti-Monopoly Law may affect our business and operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

A significant portion of our revenues and costs are denominated in RMB. At the Cayman Islands holding company level, we may receive dividends and other fees paid to us by our subsidiary and consolidated affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

Our business could be materially and adversely affected by the outbreak of epidemics such as H1N1, or swine influenza, avian influenza, or severe acute respiratory syndrome, or SARS. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could adversely affect economic activities in China and require the temporary closure of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial part of our revenues in RMB, and the rest in foreign currencies such as U.S. dollars. Under our current corporate structure, our Cayman Islands holding company, to a large extent, relies on dividend payments from our wholly owned PRC subsidiary, NQ Beijing, and our wholly owned Hong Kong subsidiary, NQ International Ltd. (formerly known as NetQin International Limited), or NQ HK, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, NQ Beijing is able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. PRC regulations established complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006 that are commonly referred to as the M&A Rules. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation.” The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military related businesses or certain other industries that are crucial to national security to be subject to prior security review. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule, security review rules and other PRC regulations to complete such transactions could be time-consuming, and compliance with any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

PRC regulations relating to the establishment of offshore special purpose vehicles, or SPVs, by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

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

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in SPVs will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change not involving its round-trip investment, capital variation, such as an increase or decrease in capital, a transfer or swap of shares, a merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE when such updates are required under applicable foreign exchange regulations. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the coverage of Circular 75 and urge those who are PRC residents to register with the local SAFE branch as required under Circular 75. However, we cannot assure that all of these individuals can successfully make or update any applicable registration or obtain necessary approval required by these foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-denominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

China passed an updated PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the PRC Enterprise Income Tax Law concerning Foreign-Invested Enterprises and Foreign Enterprises (or the Old EIT Law, which was effective from July 1, 1991 to December 31, 2007). The New EIT Law, however, (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

The New EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. Beijing Technology, our consolidated affiliated entity, was recognized by the Beijing Municipal Science and Technology Commission as a “high and new technology enterprise” on December 24, 2008, and therefore was eligible for the reduced 15% enterprise income tax rate upon its filing with its in-charge tax authority. The qualification as a “high and new technology enterprise” is subject to review by the relevant authorities in China every three years. Beijing Technology was qualified as a high and new technology enterprise and has successfully renewed this status in late 2011, which enabled it to enjoy preferential income tax treatment through 2013. However, if Beijing Technology fails to maintain its “high and new technology enterprise” qualification or renew its qualification when the relevant term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations. In addition, according to the Notice of the State Administration of Taxation on Further Clarifying the Standards for the Implementation of Preferential Policies Regarding Corporate Income Tax during the Transition Period issued on April 21, 2010, or Circular 157, where a resident enterprise is qualified as a high and new technology enterprise, and simultaneously is entitled to a term holiday under the phase-out rules of the New EIT Law, the resident enterprise can choose either to enjoy the term holiday based on the phase-out tax rates (i.e., 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and onwards) or enjoy the preferential tax rate of 15% as a high-tech enterprise. Beijing Technology, however, has applied the tax rate of 7.5% as its applicable tax rate from 2008 to 2010 despite of relevant provisions in Circular 157. Since it is uncertain whether the State Administration of Taxation will enforce Circular 157 retrospectively, we cannot assure you that Beijing Technology will maintain the tax benefits it previously enjoyed, or that the local tax authorities will not, in the future, order the return of such tax benefits. NQ Beijing has already obtained the Software Enterprise Certification. Therefore, it qualifies for preferential tax treatment as a “software enterprise” under the New EIT Law and is entitled to a two-year exemption from the first year it becomes profitable and a three-year 50% reduction in corporate income tax, upon its filing with its in-charge tax authority. In 2012, the applicable corporate income tax rate of NQ Beijing was 0%.

Preferential tax treatments granted to our subsidiaries and consolidated affiliated entities by the local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly owned PRC subsidiary will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

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

Under the Old EIT Law applicable to us prior January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as NQ Beijing, were exempt from PRC withholding tax. Pursuant to the New EIT Law and its implementation rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct most of our business and derive substantially all of our income from dividends through NQ Beijing, which is our wholly owned PRC subsidiary that is directly and wholly owned by NQ International, our wholly owned subsidiary located in Hong Kong. As long as our Hong Kong subsidiary is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of NQ Beijing, dividends that it receives from NQ Beijing may be subject to withholding tax at a preferential rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, upon receiving approval from the local tax authority. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under Circular Guoshuifa (2009) No. 601, or Circular 601, issued by the SAT on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Tax Regulation.”.

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

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave day the employee is unable to take in the amount of three times the employee’s daily salary, subject to certain exceptions. We cannot assure you that our employment practices do not or will not violate the Labor Contract Law and other labor-related regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Risks Related to Our ADSs

The trading price for our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to significant fluctuations. From January 1, 2012 to April 12, 2013, the trading price of our ADSs on the New York Stock Exchange ranged from US$12.70 to US$5.07 per ADS, and the closing price on April 12, 2013 was US$8.59 per ADS. The trading price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide mobile security and management solutions;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the value-added telecommunication or Internet services industries;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	sales or perceived potential sales of additional shares or ADSs;

•	negative publicity and allegations about our company, our products and services, our financial results or our market position;

•	market and volume fluctuations in the stock market in general.

In addition, the stock market in general, and the market prices for companies with operations in China in particular have experienced volatility that might have been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies, such as news of the Securities and Exchange Commission initiating administrative proceedings against the China affiliates of the Big Four public accounting firms for refusing to produce audit work papers and other documents related to China-based companies under investigation by the commission for potential accounting fraud, may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. The global financial crisis and the ensuing economic recessions in many countries have also contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 the second half of 2011 and part of 2012. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

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

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of shares, the prevailing market price for our ADSs could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued common shares or ADSs, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct significant portion of our operations in China and a significant number of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and currently conduct a significant portion of our operations in China through our PRC subsidiary and consolidated affiliated entities. A significant number of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We issued Class A common shares represented by our ADSs in our initial public offering. All of our outstanding common shares prior to the offering were redesignated as Class B common shares and our outstanding preferred shares were automatically converted into Class B common shares upon the completion of our initial public offering. In addition, all options issued prior to the completion of our initial public offering entitle option holders to the equivalent number of Class B common shares once the options are vested and exercised. Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power of our outstanding common shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, as of March 15, 2013, our three founders, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi, and their affiliates own approximately 21.6% of our outstanding common shares, representing 44.8% of our total voting power. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

As of March 15, 2013, our directors, executive officers and principal shareholders collectively hold approximately 87.5% of the total voting power of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Our three founders in particular, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi, together beneficially own 21.6% of our outstanding common shares. If our founders and directors retain their shares in our company, they will continue to have substantial influence over our company in the foreseeable future. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase our ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or common shares to significant adverse United States income tax consequences.

Although we do not believe that we were classified as a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes for the taxable year ended December 31, 2012, there is a significant risk that we will become a PFIC for our current taxable year ending December 31, 2013. We will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

There is a significant risk that we will become a PFIC for our current taxable year ending December 31, 2013 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis after the close of each taxable year, there can be no assurance that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. Each U.S. Holder is urged to consult with its tax advisor concerning the United States federal income tax consequences of an investment in our ADSs or common shares if we are treated as a PFIC for our current taxable year ending 2013 or any future taxable year, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

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

We commenced operations on October 21, 2005 when our founders incorporated Beijing Technology in China. Beijing Technology is primarily engaged in the research and development of products and services related to mobile security, privacy and productivity. On March 14, 2007, our founders incorporated NetQin Mobile Inc., the offshore holding company for our operations in China, in the Cayman Islands. We changed the name of NetQin Mobile Inc. to NQ Mobile Inc. in April 2012.

On May 15, 2007, we established our wholly owned subsidiary, NQ Beijing in China.

On April 26, 2010, we established NQ HK in Hong Kong; NQ HK became the directly wholly owned subsidiary of NQ Mobile Inc. and the immediate holding company of NQ Beijing. NQ HK conducts part of our business activities and operations outside of China.

On November 5, 2010, we established NQ Mobile US Inc., or NQ US, in the United States, which became the directly wholly owned subsidiary of NQ Mobile Inc. The major functions of NQ US include analyzing market information in the U.S. mobile industry. On December 2, 2011, we established Taiwan NQ Technology Limited, or NQ Taiwan, in Taiwan, which became the directly wholly owned subsidiary of NQ Mobile Inc.

The international business of our company are handled by us, NQ US, NQ Taiwan, NQ HK and NQ Beijing, with the allocation of business being determined by relevant tax considerations, among other things.

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with these restrictions, we conduct our operations in China primarily through contractual arrangements between our wholly owned PRC subsidiary, NQ Beijing, and our affiliated entity, Beijing Technology. Beijing Technology holds the qualifications, licenses and permits necessary to conduct our operations in China.

NQ Beijing, as our wholly owned subsidiary, has entered into a series of contractual agreements with Beijing Technology and its shareholders, which enable us to:

•	exercise effective control over Beijing Technology;

•

receive substantially all of the economic benefits of Beijing Technology in consideration for the technical and consulting services provided by and the intellectual property rights licensed by NQ Beijing; and

•	hold an exclusive option to purchase all of the equity interests in Beijing Technology when and to the extent permitted under PRC laws, regulations and legal proceedings.

As a result of these contractual arrangements, we are considered the primary beneficiary of Beijing Technology, and we treat it as our consolidated affiliated entity under the accounting principles generally accepted in the United States, or U.S. GAAP. We have consolidated the financial results of Beijing Technology in our consolidated financial statements in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

We completed an initial public offering of 7,750,000 ADSs in May 2011. On May 5, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “NQ.”

In September 2011, we announced the opening of a Security Research Center in Raleigh, North Carolina. The center focuses on identifying and monitoring mobile security threats that could impact consumers.

On February 21, 2012, Beijing Technology set up a wholly owned PRC venture, QingYun (Tianjin) Financial Management Co., Ltd., or Tianjin QingYun. Tianjin QingYun primarily engages in financial management services.

In May 2012, we acquired, through Beijing Technology, a 55.0% majority stake in NationSky, a leading provider of mobile services for enterprises in China, with total consideration of US$7.4 million in cash and stock, if certain performance based milestones are met. The consideration included approximately US$3.2 million in cash, and 2,300,000 Class A common shares. We also granted the non-controlling shareholder of NationSky, who owns 45.0% of NationSky after the acquisition, 1,150,000 restricted shares pursuant to the achievement of pre-determined performance targets and 1,725,000 restricted shares pursuant to the fulfillment of certain service conditions. We have since consolidated the financial results of NationSky into our consolidated financial statements.

In June 2012, we established NQ Mobile International AG, or NQ Mobile International, in Switzerland. NQ Mobile International and NQ Mobile U.S. Inc., both direct wholly owned subsidiaries of NQ Mobile Inc., are collectively known as NQ Global. NQ Global primarily engages in the worldwide sale and general distribution of software products, particularly in North America, Latin America, Europe, Japan, Korea and India.

In September 2012, we set up NQ Mobile Lux S.A, or NQ Lux, a direct wholly owned subsidiary of NQ International Limited in Luxembourg. NQ Lux is expected to manage our intellectual properties in Luxembourg.

In November 2012, Beijing Feiliu acquired Beijing Red Infinity Technology Co. Ltd (“Beijing Red”), a company that engages in development and operation of mobile games. Also in November 2012, we acquired, through Beijing Technology, 73.6% of equity interest in Beijing Feiliu not already owned by us by paying a total consideration of 12,346,647 Class A common shares of NQ Mobile Inc. We also granted to certain shareholders of Beijing Feiliu 12,346,647 restricted shares pursuant to the achievement of pre-determined performance targets and 6,173,324 restricted shares pursuant to the fulfillment of certain service conditions. As a result of the these transactions, Beijing Red became a wholly owned indirect subsidiary of Beijing Technology, and we have since consolidated the financial results of Beijing Feiliu and Beijing Red in our consolidated financial statements.

In December 2012, we entered into an agreement to invest a 49.5% equity stake through Tianjin QingYun as a limited partner in NQ Guotai, a PRC limited liability partnership formed in December 2012 to primarily make venture investments in China’s mobile Internet industry. NQ Guotai is managed by a general partner not related to us. Our total committed capital amounted to RMB99.0 million (US$15.8 million) and we injected RMB65.0 million (US$10.4 million) capital in March 2013. On April 9, 2013, Beijing WuYue Tianxia Investment Consulting Ltd withdrew from NQ Guotai as the general partner and transferred its 0.5% equity interest in NQ Guotai to Tianjin QingYun. On the same time, Wangqin Guotai (Beijing) Capital Fund Management Ltd was appointed as the new general partner, which made a capital injection of RMB2 million (US$0.3 million). As a result of these transactions, we own 49.505% of equity interest in NQ Guotai.

In December 2012 and January 2013, we set up NQ Mobile (Chengdu) Co., Ltd., or NQ Chengdu, and NQ (Beijing) Co., Ltd., or NQ Tongzhou, respectively, in China. We plan to use NQ Chengdu as our research and development center in the PRC and use NQ Tongzhou to engage in software design and development for computer and mobile devices and other technology consulting services.

In January 2013, we established FL Mobile Inc., or FL Cayman, in the Cayman Islands and FL Mobile Hong Kong Limited, or FL HK, in Hong Kong (collectively, the “FL Corporations”). FL Cayman is a wholly owned subsidiary of NQ Mobile Inc. and FL HK is a wholly-owned subsidiary of FL Cayman. We plan to use FL Corporations to develop the mobile platform primarily for real-time online group activities, mobile technology, automotive and health care information, entertainment, online books and games.

On January 31, 2013, Beijing Feiliu entered into an agreement to acquire 51% stake in Beijing Fanyue Information Technology Co., Ltd., a mobile internet advertisement integration and marketing solution provider.

We have dual headquarters in Beijing and Dallas. Our principal executive offices and headquarters in Beijing are located at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing, 100013, the People’s Republic of China. Our telephone number at this address is +86 (10) 8565-5555. Our Dallas headquarters is located at 4514 Travis St, Dallas, Texas, 75205. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

Overview

We are a leading global provider of mobile Internet services. We pioneered the consumer mobile security industry in 2005 and have since built a world-class cloud-based platform with proven competency to acquire, engage, and monetize customers globally. We currently offer a variety of products and services for the consumer and enterprise markets in consumer mobile security, mobile games and advertising, and enterprise mobility. As of December 31, 2012, we maintain a large, global user base of approximately 283.4 million registered user accounts and 97.7 million monthly active user accounts in our consumer mobile security business; 67.4 million registered user accounts and 12.5 million monthly active user accounts in our mobile games and advertising business, and over 1,200 enterprise customers in China in our enterprise mobility business.

Our vision is to become the most trusted mobile Internet platform for consumers and enterprises globally. We began our business by offering consumers mobile security services to address the fundamental and rapidly growing needs of smartphone users. Over the years, our proprietary, cloud-based security solution has been recognized as among the most effective for detecting and combating mobile threats. Building upon the success of our mobile security offerings, we expanded our service solutions to protect privacy and enhance productivity of mobile usage for consumers, and started to offer additional consumer mobile Internet services such as mobile games and interest-based online communities. We also extended mobile security, privacy and productivity products to families and enterprise customers. In September 2012, we launched our family protection product, NQ Family Guardian, and in December 2012, we launched NQSky, our Mobile Device Management (MDM) product for enterprise customers. Today, our services cater to the ever-expanding needs of consumers and enterprises in their usage of mobile devices, and we believe we are well positioned to capture market opportunities presented by the rapidly evolving mobile Internet industry.

We offer products and services in the following main categories:

•

Consumer mobile security: We provide mobile security, privacy, and productivity services that are designed to protect users from mobile malware threats, data theft and privacy intrusion, as well as increase productivity. Our products and services include features such as mobile malware scanning, Internet firewall, account and communication safety, anti-theft, performance optimization, hostile software rating and reporting, contacts and media file protection, cloud storage, parental control and other services. We offer consumer mobile security services mostly through a Freemium subscription model. We provide users with free services and the option to upgrade to premium services for a fee.

•

Mobile games and advertising: Through our subsidiary Beijing Feiliu, we provide mobile Internet value added services, which include a portfolio of mobile game offerings, applications of interest-based online communities, and advertising services. As of December 31, 2012, we publish, distribute and operate 12 free-to-play games on the Apple iOS smartphone platform and 19 games on the Android smartphone platform. We provide an online mobile portal for users to access our mobile games, as well as other interest-based mobile community applications focused on games, gadgets/IT, automobiles and healthcare. We generate revenues mainly through the sale of in-game virtual items to mobile game players, as well as advertisements in our interest-based online community applications.

•

Enterprise mobility: Through our subsidiary Beijing NationSky, we deliver a comprehensive suite of mobility solutions to assist enterprises to build an efficient, productive and secure mobile environment. We provide mobility strategy consulting, architecture design, hardware and software procurement and deployment, mobile device and application management, training, maintenance and other ongoing support services. We generate revenues through mobility service delivery, software licensing, hardware procurement and deployment, technical support, maintenance and other services provided to our enterprise customers.

We provide a wide range of mobile security related services to address fundamental user requirements, which have allowed us to build a large user base while enhancing user engagement and loyalty. Our large user base provides us with significant monetization opportunities, such as up-selling our premium consumer mobile security and other mobile Internet services, cross-selling third-party mobile Internet applications on our platform as well as advertising. This large user base will expand further with the adoption of our enterprise mobility services by an increasing number of businesses and employees.

Our cloud-based platform enables us to compile and update a database of information based on usage and actions of each of our registered users. By knowing our users, we are able to deliver the most applicable mobile Internet services and advertisements, further enhancing our engagement, up-selling and cross-selling capabilities. This allows us to simultaneously deliver strengthened security from our continuously increasing cloud-based repository of security threats, and also provide other relevant mobile Internet services and advertisements through our powerful database of user information. This continuous strengthening of our security services, as well as development of additional mobile Internet services based on our understanding of users enhance our platform for the purpose of attracting new users, resulting in a virtuous cycle that allows us to continually acquire, engage, and monetize.

We generate revenue primarily through the sale of user subscriptions to our premium consumer mobile security services, mobile games and advertising and the provision of enterprise mobility services. We have grown significantly since we commenced our operations. Our total net revenues were US$17.7 million, US$40.7 million and US$91.8 million in the year ended December 31, 2010, 2011 and 2012, respectively. The contribution from our international operation increased from US$6.2 million in 2010 to US$17.7 million in 2011 and US$36.5 million in 2012, demonstrating our rapidly expanding global footprint. We incurred a net loss attributable to NQ Mobile Inc. of US$9.8 million in 2010 and had a net income attributable to NQ Mobile Inc. of US$10.3 million and US$9.4 million in 2011 and 2012, respectively. Our net loss/income amounts reflect the impact of non-cash share-based compensation expenses of US$12.6 million, US$10.7 million and US$24.5 million in 2010, 2011 and 2012, respectively.

Products and Services

We began our business by offering mobile security products for consumers and subsequently expanded to include a variety of products and services for consumers, enterprises, developers and advertisers.

A. Consumer Mobile Security

We offer a wide range of products and services in the area of mobile security, privacy, productivity, personalized cloud, and family protection mostly through our Freemium subscription model. We provide users with free services and the option to upgrade to premium services for a fee. Our current product offerings are in the following categories:

Mobile Security: Our mobile security product “NQ Mobile Security” protects users’ mobile voice and data from malicious software (viruses, malware), data theft and privacy intrusion. We provide mobile malware scanning, Internet firewall, account and communication safety, anti-theft, performance optimization, hostile software rating and reporting. We also provide backup and restore tools to protect users’ data and enable users to remotely locate, lock and delete information from lost or stolen phones.

Mobile Privacy: Our mobile privacy product “NQ Mobile Vault” ensures users’ digital privacy through active control and on-device encryption of content and communication, including contacts, call logs, SMS, pictures and videos.

Mobile Productivity: Our mobile productivity products “Android Booster”, “Mobile Manager” and “NQ Mobile Call Blocker” intelligently enhance users’ time and relationship management, including screening incoming calls, filtering unwanted spam and SMS messages, protecting communication privacy and managing calendar activities. In addition, we offer cloud-side synchronization of personal data, including address books, text messages, calendars and other data.

Family Protection: Our family protection product “NQ Family Guardian” allows parents to protect their children on smartphones. NQ Family Guardian’s unique suite of services for safety and monitoring comprises a mobile app that is downloaded and installed on the child’s smartphone along with a web-based control center that is accessible from any desktop or mobile browser. With this app, parents can set up protection for their children including browser blocking, app filtering, contact filtering, usage scheduling, communication monitoring, geo-fencing, location tracking and panic alarm. NQ Family Guardian is a premium-only product sold through our retail channels in the United States.

Personalized Cloud: “NQ Space” provides personalized cloud services and synchronizes user information to provide a tailored user experience and extend the functionalities of our core services.

We also provide a cloud security and vault / storage software development kit (SDK) that allows third-party developers to incorporate the function to their own applications and products.

B. Mobile Games, Interest-Based Online Community Applications and Advertising

We operate an open platform for third party developers to offer products to our users. Through the Beijing Feiliu platform, we offer mobile games and interest-based community apps to our users.

Mobile Games: Beijing Feiliu had 12 games in operation on the iOS platform and 19 games on the Android platform as of December 31, 2012. Most of these games were developed by third parties but operated by Beijing Feiliu. From September 2012 to October 2012, Beijing Feiliu had 4 games ranked among the 100 top-grossing applications on Apple’s app store in China. From November 2012 to December 2012, Beijing Feiliu had 6 games ranked among the 100 top-grossing applications on Apple’s app store in China. For the year ended December 31, 2012, the top four mobile games published by Beijing Feiliu, ranked according to revenue contributions, were QQ Yu Jian, City of Splendors, Di Wang San Guo and Xiao Xiao Yong Zhe. These games are free to play and we generate revenues through the sale of in-game virtual items.

•

QQ Yu Jian (QQ 御剑飞流至尊版) is a Massively Multiplayer Online Role-playing Game (MMORPG) mobile game with the backstory about conflicts among different martial arts schools in ancient China. The game was developed by Tencent and is one of the top mobile games in China in terms of revenues and popularity. The game was launched in August 2012.

•

City of Splendors (光辉之城) is a mobile strategy fantasy game with a backstory about heroes fighting with monsters in western settings. The game was launched in October 2012 and operated exclusively by Beijing Feiliu.

•

Di Wang San Guo (帝王飞流至尊版) is a mobile strategy game with a backstory set in the period of the Romance of the Three Kingdoms, a popular novel about a period of constant warfare in ancient China. The game was launched in August 2012.

•

Xiao Xiao Yong Zhe (小小勇者) is a Role Playing Game (RPG) social game. The game allows gamers to build their own villages, attract residents, explore natural resources, produce food and products, and raise children within the environs of the game. The game was launched in March 2012.

Interest-Based Community Apps: Beijing Feiliu offers vertical interest based community apps that are focused on mobile games, gadgets/IT, automobile, and health care.

•

Gadget forums/communities: Beijing Feiliu launched its gadget community application “Tech Bible (玩机宝典)” in October 2011, which ranked as one of the most downloaded apps on Apple’s app store in China soon after its launch. It provides users a platform to communicate topics on features and functions of smartphones and other electronic gadget.

•

Game forum/communities: Beijing Feiliu launched its mobile community application “Game Center (游戏中心)” in September 2012 to help mobile gamers engage and interact with other parties. Users can discuss and exchange in-game playing tactics, comment on game performance and features, and develop online social network for game playing. The app also provides users with mobile game related news, updates, game tips, and promotional coupons to try out new games.

•

Automobile forums/communities: Beijing Feiliu launched its automobile community application “Automobile Owners’ Home (车主之家)” in December 2012, providing users a platform that covers a wide range of topics and information on cars. Users can comment and discuss with other individuals. Beijing Feiliu displays advertisers’ cars and accessories for users to browse, discover and purchase within the application.

•

Healthcare forums/communities: Beijing Feiliu launched its health care community applications “Fitness Bar (减肥吧)” in August 2012 and “Bible on Child Fostering” (育儿宝典)” in July 2012, targeting female white collar users between 18 and 45 years old. With the app “Fitness Bar”, users can obtain information and updates on health and fitness topics, including discussion and comments from other users. Users can also interact with others to ask and answer questions, recommend tips, products and services to become and stay healthy and fit. It can also help users track their exercise schedule, as well as food and drink calorie intake. “Bible on Child Fostering” is a platform that covers a wide range of topics on babies and children, such as food, health, exercise and areas of special concern for parents of children at different ages. Users can exchange ideas on how to raise children and recommend certain food, drinks, as well as other products and services to other parents.

Mobile App Download Services: Feiliu Download is an app store application for Android and Symbian platforms that was launched in 2009. It provides a wide range of applications, ratings and user feedback to help users make informed decisions. It had accumulated 48 million registered user accounts by the end of 2012.

Developer SDK: Developers can integrate their games with Beijing Feiliu’s proprietary SDK that enables developers and Beijing Feiliu to track and analyze user behavior and improve user experience based on real time operating data. As of December 31, 2012, more than 20 games were integrated with Beijing Feiliu’s SDK.

Advertising: Beijing Feiliu offers banner advertising inventory to advertisers of the games and vertical interest-based applications and charges on a cost per action (CPA) and a cost per time displayed (CPT) basis. Users can browse the product categories offered in the advertisements and click on the relevant product links to be directed to merchants’ websites to complete purchases or other transactions.

C. Enterprise Mobility

We expanded into the enterprise mobility market through the acquisition of NationSky in May 2012. As employees and knowledge workers increasingly use bring-your-own-device (BYOD) smartphones and mobile devices for both business and personal use, managing work productivity and keeping corporate owned information and sensitive employee data protected have become significant concerns for businesses and employees. We deliver a comprehensive suite of mobility solutions to our clients by architecting mobility strategies, sourcing suitable devices, optimizing and deploying devices and applications, and maintaining ongoing 24/7 support.

NQSky Mobile Device Management (MDM): Our MDM product, NQSky, enables enterprise IT managers to integrate mobile devices with existing IT policies and directly manage devices, applications and contents via centralized administration cloud.

BYOD platform: NationSky provides its enterprise customers a complete BYOD platform solution encompassing hardware, software, carrier voice/data plan and ongoing support services. The BYOD platform is device agnostic covering multiple operating systems including iOS, Android and Windows 8 and enables office mobility for enterprise employees.

Cross platform middleware/Center Enterprise Server: NationSky’s Center Enterprise Server (CES) provides cross platform middleware for enterprise customers to enable data collection, storage, compression, encryption and analysis on mobile devices.

Enterprise mobile security platform: Our enterprise security product “NQ Enterprise Shield” provides enterprise customers and their employees with the privacy and security features they need to protect their businesses by securing sensitive device data from mobile threats and insecure mobile environments.

Our application programming interface (API) monitoring platform enables customers to connect with the NQ Mobile cloud-based mobile virus database in order to provide online security detection and protection services for their WEB / WAP site, application stores, mobile phone browser software. The services can be customized, enabling the customers to reduce their total initial investment.

Our SDK monitoring platform provides customers with Internet malware intelligence detection and solutions on their mobile terminals. The service helps detect malware and screens SMS, MMS, URL, and other possible loopholes on each mobile device locally.

Our e-commerce payment protection capability is embedded in clients’ terminals through an SDK. It prevents unauthorized changes on applications and provides general protection and an anti-phishing function to secure online transactions of mobile phone users.

Our gateway test capability provides mobile phone security screening for telecom operators. It provides virus detection, malware detection, and system vulnerabilities detection, ensuring that mobile phones are secured before entering the market for sale.

Industry mobility solutions: NationSky provides vertical mobility solutions by extending existing IT functionalities to mobile devices for industries such as banking, insurance and brokerage. NationSky’s industry mobility solutions also enable capabilities such as mobile Office Automation (OA), mobile Business Intelligence (BI) and mobile Customer Relationship Management (CRM) for its enterprise customers.

Architecting mobility strategies: NationSky works with enterprise customers and designs the strategy roadmap based on specific needs and priorities. It designs the mobility architecture and recommends the most suitable devices, mobile device management software and data packages with detailed analysis.

Sourcing suitable devices: Based on customers’ specific needs, NationSky recommends and procures the most suitable devices from vendors covering Apple iOS, Blackberry, Android and Windows.

Optimizing and deploying devices and applications: NationSky installs mobile device management (MDM) software, branded NQSky, and maintains consistent standards for configuration over the course of a broad, high-volume enterprise device roll-out. With the mobile device management installed and mobile devices registered, enterprises can remotely control mobile devices, including: locating and locking devices, erasing content, mobile application installation and updates, and unified configuration of network settings.

Training and 24/7 support: NationSky provides training to employees of enterprise customers and familiarize them with the technology, architecture design and software. NationSky also provides 24/7 support for enterprise customers.

Technology

In relation to our products and services, we have developed the following categories of technology:

A. Security and Supporting Technology

Our core security technologies consist of proprietary engines located on our cloud and an optimized local engine built for mobile devices.

Cloud Technology: Capable of intelligently detecting, analyzing, and determining potential malware threats based on algorithms factoring user feedback, threat origin location, timing and source code.

Junk SMS Engine: Capable of intelligently detecting, analyzing, determining and blocking text messages based on user preference, tolerance level and other behaviors.

Policy Management Engine: Directly integrated with existing enterprise IT policies, our policy management engine can be customized based on actual enterprise mobile IT policy and implement such policy on individual devices.

RiskRank Engine: RiskRank is a unique analysis system that can automatically detect whether a particular app exhibits dangerous behavior. It differs from other malware tools by identifying apps with risky behavior while they are in the app market and before they make their way to a user’s phone.

Anti-Malware Engine: Integrated with RiskRanker Engine, the device-level Anti-Malware Engine can detect and remove malware from devices. It can also prevent potential hacking and rooting of devices.

Anti-Spamming Engine: Integrated with the Junk SMS Engine, the device level Anti-Spamming Engine can detect and transfer spam text messages to a virtual trash bin.

App Control Engine: Based on the Policy Management Engine, the device level app control engine is able to prevent users from installing apps not approved by the policy.

Analyzing User Acquisition Channels: Our Business Operation and Support System (BOSS) records and stores user acquisition data, including channel mix, user contribution from each channel, user quality rating, and acquisition cost. The system is designed to detect data anomalies and handle exceptions, simulate operating scenarios and output analysis results in real-time to improve operation efficiency. By analyzing these data, we are able to adjust execution strategies accordingly to maximize user acquisition potentials and optimize user acquisition cost efficiency.

Transaction Recording for Payment Channels: Our BOSS facilitates transaction recording for our payment channels in more than 50 countries. We have a proprietary BOSS interface that can be integrated with all types of payment channel billing systems. The system automatically and accurately records all user transactions in real-time and provides evidence to reconcile billings with our payment channels. Based on studying user payment behavior, we are able to select suitable payment channels, adjust service and pricing policies and launch effective promotional campaigns.

B. Beijing Feiliu Technology

Game Monetization: A set of SDK tools that can be bundled with third-party developed games. It includes user profile management, a customer support forum, a payment settlement engine and other tools designed to enable developers to generate revenues directly on the Beijing Feiliu platform.

Game Analytics: Based on users’ in-game behavior as well as their usage of other Beijing Feiliu applications, the technology can help Beijing Feiliu and third-party developers optimize game design, improve user balance and enhance overall game user experiences.

Interest-based Social Graph: A relationship mapping technology based on users’ personal usage of applications that is bundled with Beijing Feiliu platform technology.

C. Enterprise: Mobile Device Management

NQ Mobile developed and launched its own MDM product called “NQSky” in December 2012. The software secures, monitors, manages and supports mobile devices deployed across different mobile operators, mobile operating systems and enterprises. With the mobile device management system installed and mobile devices registered, enterprises can remotely control their registered mobile devices, including locating and locking devices, erasing content, installing and updating mobile applications, synchronizing data and network configurations. MDM software such as this effectively reduces security risks associated with mobile devices, minimizes enterprise IT support costs while optimizing the functionality and security of the mobile communication network.

Our Users and Customers

A. Consumer Mobile Security

Our user base for consumer mobile security has expanded rapidly in recent years. As of December 31, 2010, 2011 and 2012, we had 71.7 million, 146.7 million and 283.4 million registered user accounts, respectively. We had 23.2 million, 55.1 million and 119.4 million overseas registered user accounts as of December 31, 2010 and 2011 and 2012, respectively, representing 32.3%, 37.6% and 42.1% of our total registered user accounts as of the same dates. For the fourth quarter ended December 31, 2010, 2011 and 2012, we had 25.4 million, 52.3 million and 97.7 million monthly average active user accounts, respectively, and 3.2 million, 5.6 million and 8.9 million monthly average paying user accounts, respectively. However, our methods of calculating registered user accounts, active user accounts and paying user accounts may be subject to adjustment. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active user and paying user account figures may differ from the actual numbers of active and paying user accounts.” and “Item 3. Key Information—A. Selected Financial Data—Selected Operating Data.”

We have captured a dominant market share in China’s mobile security market. An independent study conducted by SinoMR Research during the fourth quarter of 2012 indicated that our market share, in terms of registered user accounts in China, was approximately 60% as of December 31, 2012. Our overseas user base has also expanded rapidly. We currently have a significant number of registered and active user accounts in areas such as Asia and Europe, the Middle East and North America, and plan to continue our overseas expansion. Our Freemium subscription model enables us to initially gain as many registered user accounts as we can through the offering of basic services to registered user accounts free of charge, and then turning some of these registered user accounts into paying user accounts by providing fee-generating premium services.

Once registered, our users are able to communicate directly with our customer service and technical teams through hotlines and instant messages. Our cloud-side security knowledge repository grows with user contributions of security knowledge, such as malware and spam samples, each time a user accesses our services. Therefore, the larger user base we have, the more powerful our platform becomes, which we believe presents a significant competitive advantage and entry barrier to potential competitors.

User Acquisition Channels

We have established diversified user acquisition channels through strong relationships with key players in the mobile ecosystem. In addition to viral marketing, we acquire users through pre-installation, retail and online channels.

Viral Marketing

A significant percentage of our users come from our own user acquisition channel, namely our Internet and mobile Internet website. These users learn of our services through existing user referrals. We expect the viral marketing channel to continue to account for a significant portion of our user acquisition in the foreseeable future.

Pre-installation

Pre-installation in mobile handsets is another important user acquisition channel. We have formed strong collaborative relationships with many handset manufacturers, including HTC, Huawei, Lenovo, Motorola, Nokia, Samsung and ZTE to pre-install our products on different types and models of their mobile phones. As of December 31, 2012, we had cooperative agreements with more than 10 handset manufacturers. We also work with wireless carriers such as Taiwan Mobile in Taiwan and Cricket Wireless in the United States to pre-install our products. We intend to further expand our pre-installation relationship to include additional mobile handset manufacturers, wireless carriers, mobile handset distributors and retailers to pre-install and promote our products.

Retail

We expanded our user acquisition channels to wireless retailers in certain international markets in 2012 to offer our products and acquire premium paying users. Our products will be promoted and sold at retail store locations by our wireless retail partners such as The Cellular Connection, A Wireless and Go Wireless in the United States, epay in Australia and Phones 4u in the United Kingdom.

Online Download

We provide online downloads via various mobile Internet websites, mobile application stores and mobile Internet portals. These mobile Internet websites and portals promote the download link to our products and help expand our user base for a fee. We also run mobile advertising campaigns with various mobile advertising networks such as Admob by Google and Millennial Media to generate user downloads of our products.

Payment Channels

We collect net revenues from consumer mobile security services through three payment channels. We provide our users with various payment channels through major wireless carriers and mobile payment service providers in China and overseas, prepaid card distributors and third-party payment processors.

Wireless Carriers and Mobile Payment Service Providers

We collect a significant portion of payments from our users through major Chinese wireless carriers such as China Mobile and overseas wireless carriers, such as Taiwan Mobile in Taiwan and Telefonica in Spain, and mobile payment service providers. We cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users, and wireless carriers provide us billing and collection services for a fixed percentage of the total billing. If we cooperate with wireless carriers through mobile payment service providers, we share the revenues with the mobile payment service providers. Our agreements with wireless carriers are generally for a term of one year and we generally renew such agreements when they expire. Our agreements with mobile payment service providers are generally for terms of one to five years and we generally renew these agreements when they expire. See also “Risk Factors—Risks Related to Our Business and Industry—We depend on wireless carriers and mobile payment service providers as well as other third party service providers for the collection of a substantial portion of our revenues, and any loss or deterioration of our relationship with wireless carriers, mobile payment service providers or any of these third-party service providers may result in disruptions to our business operations and the loss of revenues.”

Prepaid Cards

We sell prepaid cards that can be used in activating our services. These cards are sold through distributors online and at various points of sale in China and overseas including our wireless retail partners’ store locations. These prepaid cards primarily offer monthly, three-month, six-month and twelve-month subscriptions. Users can choose in-app service activation by entering the card serial number and subscribe our services for the stated time periods.

Third-party Payments

We offer a variety of third-party payment options to our subscribers to further diversify payment channels. These third-party payment channels include Alipay in China, Paypal overseas, tenpay.com, yeepay.com, zong.com and also UnionPay, as well as credit and debit cards.

B. Mobile Games, Interest-Based Online Community Applications and Advertising

As of December 31, 2012, Beijing Feiliu had 67.4 million registered user accounts and 12.5 million monthly active user accounts through its mobile game center, various interest-based community apps and Feiliu Download. Since Beijing Feiliu commenced operating mobile games, its gaming community has undergone a rapid expansion and the number of game developers Beijing Feiliu cooperated with reached over 100 by the end of 2012. We believe our rich game portfolio and cross promotion across different games and services will enable us to continue building the scale of our gaming community.

We offer advertisers the access to our users through games and on interest-based online community applications on the Beijing Feiliu platforms. Our advertisers consist of those from mobile game companies and online/offline merchants. As we expand our interest-based online communities and further diversify our user base, we plan to collaborate with advertisers from additional industries.

Beijing Feiliu acquires users through advertising on various mobile advertising networks, social recommendations and online downloads from app stores such as Apple’ app store. On the iOS platform, Beijing Feiliu relies on the Apple’s app store as its primary payment channel. On the Android platform, Beijing Feiliu cooperates with multiple third-party payment service providers such as Alipay, Shenzhoufu, and Yibao, as well as prepaid cards of China Mobile, China Unicom and China Telecom.

C. Enterprises Mobility

NationSky is a leading provider of managed mobility services to Chinese enterprises. As of December 31, 2012, we have more than 1,200 large and medium enterprise customers, covering a significant number of the Fortune 500 companies in China. Our enterprise customer are diversified across different industries, including financial services, insurance, health care, pharmaceutical, manufacturing and energy. We have also built strong industry alliances with global brands such as Apple, BlackBerry, China Mobile and Global Enterprise Mobility Association (GEMA).

As of December 31, 2012, NationSky had over 80 sales, presales and marketing professionals in major cities including Beijing, Shanghai, Shenzhen, Tianjin, Guangzhou, Chengdu, Qingdao, Jinan, Ningbo and Nanjing. NationSky acquires its enterprise customers through direct inbound customer requests, direct outbound customer engagements or partner referrals.

Customer Support

For our consumer mobile security business, we operate a 24/7 global customer service center with trained professional staff for customer inquiries and technical support. We provide multiple support channels, including telephone, fax, SMS, email, instant messenger and online forums, among others, to address inquiries and collect user feedback. We deploy more than 60 customer service hotlines to provide multi-lingual assistance to answer user inquiries and resolve technical issues promptly. We have a team of highly trained customer service specialists and technology support personnel. For our mobile games business on the Beijing Feiliu platform, we provide 24/7 multiple support channels including telephone hotline, email, online instant messenger and online forums, among others, to address inquiries and questions from our users. For our enterprise mobility business, NationSky provides 24/7 customer support through a centralized customer service hotline and its 11 service centers located in major cities across China.

Research and Development

We believe we have one of the largest research and development teams in the mobile security, privacy and productivity services industry. As of December 31, 2012, our research and development consisted of 309 engineers and technicians. Supervisors in charge of our research and development department have educational backgrounds from leading universities in China and have significant industry experience before joining NQ Mobile. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China.

We will continue to devote substantial resources to research and development to improve the performance level of existing services and develop new services. We will continue to launch new products and services for mobile tablets and other Internet-enabled mobile devices. To maintain and strengthen our technology leadership, we will focus resources on four key technologies: mobile security, cloud platform, intelligent technology and enterprise mobility, described as following:

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

Cloud Platform: We will utilize cloud SDK, storage and parallel computing technologies to provide simultaneous processing capability supporting huge user traffic and cross product promotions.

Intelligent Technology: In conjunction with our partners, we will develop and utilize image and voice recognition technologies to provide mobile image-based and voice-based search product.

Enterprise Mobility: We will enhance technology enabling integration between enterprise IT systems and mobile devices, as well as continue to develop cross-client platform technologies.

We will also continue to recruit, train, retain and motivate highly trained and qualified research and development staff to maintain our technological advantage. In addition, we will continue to apply for more patents in order to protect our new, innovative ideas and intellectual property.

Intellectual Property

Our business success has benefited from our continuous efforts on intellectual property protection, including patent, trademark, copyright and trade secrets. We have 104 patent registrations, applications and exclusive licenses in China and overseas, including but not limited to patents covering anti-virus, anti-spam firewall, anti-phishing, contact management, agenda management and parental controls. Some of these patents have been issued and are currently held by us, while others are still pending. Seventeen of our patents applications have been filed with the United States Patent and Trademark Office, or USPTO, and claim the benefits of initial patent applications, one of which has been approved by USPTO. Some of the intellectual property our company currently uses are held by individuals, all of whom have entered into assignment or exclusive patent licensing agreements with us. We have also made 63 copyright registrations and 74 trademark registrations and applications in China and in the U.S., and have applied with USPTO to register the word “NQ” and related logo as a trademark. In addition, we have registered 83 domain names, including www.NQ.com, our primary operation website. The figures discussed herein include copyright registrations, trademark registrations and applications as well as domain names currently held by Beijing Feiliu.

Our business operations substantially rely on the techniques covered by following patents: (1) a patent for the systematic testing of bottleneck links and remaining bandwidth, filed in China in November 2005 and granted in September 2008; (2) a patent on a system and method for detecting and acquiring mobile virus signatures, which was filed in China in November 2005 and granted in August 2008; (3) a patent on a system and method for the fast acquisition of Internet information service with a mobile terminal, which was filed in China in September 2007 and granted in April 2011; (4) a patent on a method and system to subscribe, configure and move mobile telephone software service conveniently, which was filed in China in September 2007 and has a corresponding U.S. patent application filed in May 2010, both were granted; and (5) a patent on a method and system for a self-learning intellectualized short massage firewall for mobile terminals, which was filed in China in December 2009 and has a corresponding PCT application filed in December 2010. The last patent application is still pending and undergoing examination by the State Intellectual Property Office of the PRC, or SIPO, and USPTO. According to Article 42 of Chinese Patent Law, each of our granted patents would have a term of twenty years, starting from its application date.

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

Seasonality

Seasonal fluctuations and industry cyclicality have had minimal effect on our consumer mobile service business in the past, and we expect this trend to continue for the foreseeable future. For our enterprise mobility business, we experience seasonality and fluctuations in our quarterly revenues which reflect the seasonal fluctuations driven by our customers’ procurement cycles for mobile devices and enterprise software. China-based enterprises typically procure IT related services toward the end of the year, as a result, our revenues in the second half of the year are higher than the first.

Competition

The mobile services market in China and globally is competitive. On the mobile security front, we compete directly with (i) domestic PC/mobile security vendors such as Qihoo 360, Tencent and Kingsoft, (ii) overseas security software providers such as Avast, Symantec, McAfee, AVG, Trend Micro, F-Secure and Kaspersky, and (iii) other emerging companies offering mobile security products, such as Lookout. While we have focused on providing mobile security services since the founding of our company, most of our competitors are traditional PC anti-virus providers who later entered into the mobile security market. On the mobile productivity front, we compete with services such as Apple iCloud and Location Labs, although we are not in direct competition with them because we are manufacturer-neutral and platform neutral, whereas products and services such as Apple iCloud are largely limited by platform or mobile device manufacturer.

For our mobile game business, we compete primarily with other mobile game operators in China, such as 91 Assistant, d.cn, UC web, M.QQ.com (Tencent) and PunchBox. For our enterprise mobility business, our mobile device management software “NQSky”, competes with similar offerings from international vendors such as MobileIron, AirWatch and SAP Afaria. As an integrated enterprise mobility service provider, we also compete with other global and domestic players such as IBM, Accenture, Neusoft, Techown and Cyberwise.

Insurance

Consistent with customary industry practice in China, we do not maintain specific business interruption insurance or real property insurance, although we do maintain a directors, officers and company liability insurance policy for the protection of our company and our directors and officers. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited business insurance coverage, which could expose us to substantial costs and diversion of resources that in turn may have an adverse effect on our results of operations and financial condition.”

Legal Proceedings

From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which in the opinion of our management is likely to have a material adverse effect on our business, financial condition or results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our results of operations, financial performance and business may be adversely affected by potential intellectual property rights infringement claims against us.”

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

•	the proportion of technical staff in the work of software development and technical service shall be no less than 50% of the total staff in the enterprise;

•	the applicant shall possess relevant technical equipments and premises necessary for developing software and providing relevant services;

•	the applicant shall possess methods and ability to safeguard the quality of the software products and the technical services;

•	the development fund for software technique and products shall be above 8% of the enterprise’s annual software income; and

•	the annual sale income of software shall be more than 35% of the total annual income of the enterprise, with the income of self-developed software more than 50% of the software sales income;

•	the enterprise has clearly-established ownership, standardized management and complies with disciplines and laws.

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

Foreign Investments in Software Development Industry

According to the Catalog of Industries for Guiding Foreign Investment amended in 2011, foreign investment is encouraged in the software development and production sector. As such, there are no restrictions on foreign investment in the software development industry in the PRC aside from business licenses and other permits that every software development entity in the PRC must obtain.

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

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, as long as true and lawful transaction basis is provided, but not for capital account items, such as capital transfer, direct investments, loans, repatriation of investments, investments in securities and derivatives outside of the PRC, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made. Circular 78 ceased to be in effect and was replaced by the Circular for Relevant Issues on Foreign Exchange Administration on Domestic Individuals Participating in the Employee Stock Option Plan of An Overseas Listed Company, or Circular 7, promulgated by SAFE on February 15, 2012. Circular 7 modifies and simplifies the relevant procedures as provided by Circular 78.

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

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the March 31, 2013:

(1)	Beijing NQ Technology Co., Ltd., or Beijing Technology, is our consolidated affiliated entity established in China and is 52.00% owned by our chairman and co-chief executive officer, Dr. Henry Yu Lin, 33.25% owned by one of our directors, Xu Zhou and 14.75% owned by Dr. Vincent Wenyong Shi, our chief operating officer. The three shareholders of Beijing Technology are the three founders of our company. We effectively control Beijing Technology through contractual arrangements.

(2)	Beijing NationSky Network Technology Co., Ltd., or Beijing NationSky, is 55% owned by us through Beijing Technology and 45% beneficially owned by an individual previously not affiliated with us.

(3)	Beijing Fanyue Information Technology Co., Ltd., or Beijing Fanyue, is 51% owned by us through Beijing Feiliu and the remaining equity interests are beneficially owned by two other individuals previously not affiliated with us.

D.	Property, Plants and Equipment

Our principal executive offices and headquarters in Beijing are located on premises comprising approximately 4,018 square meters at No. 4 and No. 5 Buildings, 11 Heping Li East Street, Dongcheng District, Beijing, China, which we lease from an unrelated third party. We plan to renew our lease when it expires in April 2018. The premises are shared by NQ Beijing and Beijing Technology. The lessor of the leased premises in Beijing has valid title to the property. We believe that our existing facilities are adequate for our current and foreseeable requirements.

Our headquarters in Dallas is located in premises comprising approximately 769 square meters at 4514 Travis Street, Suite 200, Dallas, Texas. We leased this premise from an unrelated third party.

We also lease an aggregate of approximately 2,859 square meters of office space in Beijing, Taipei, Hong Kong and San Jose, California, all from unrelated third parties.

We made capital expenditures of US$0.6 million, US$2.3 million and US$2.3 million for the years ended December 31, 2010, 2011 and 2012 respectively. Our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

See footnotes 9 and 10 to our financial statements for further information about our property and equipment and intangible assets.

ITEM 4A UNRESOLVED STAFF COMMENTS

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

Overview

We are a leading global provider of mobile Internet services. We pioneered the consumer mobile security industry in 2005 and have since built a world-class cloud-based platform with proven competency to acquire, engage, and monetize customers globally. We currently offer a variety of products and services for the consumer and enterprise markets in consumer mobile security, mobile games and advertising, and enterprise mobility. Since our inception, we have focused on building a large and engaged user base. Our registered user accounts as of December 31, 2010, 2011 and 2012 were 71.7 million, 146.7 million and 283.4 million, respectively, not including the 67.4 million registered user accounts from Beijing Feiliu as of December 31, 2012. Our average monthly active user accounts for the three months ended December 31, 2010, 2011 and 2012 were 25.4 million, 52.3 million and 97.7 million, respectively, not including the 12.5 million active user accounts from Beijing Feiliu for the three months ended December 31, 2012. Our average monthly paying user accounts for the three months ended December 31, 2010, 2011 and 2012 were 3.2 million, 5.6 million and 8.9 million, respectively.

We generate revenues primarily through the sale of user subscriptions to our premium consumer mobile security services, mobile games and advertising, and the provision of enterprise mobility services. Our total net revenues increased from US$17.7 million in 2010 to US$40.7 million in 2011 and to US$91.8 million in 2012. We incurred a net loss attributable to NQ Mobile Inc. of US$9.8 million in 2010 and achieved net income attributable to NQ Mobile Inc. of US$10.3 million and US$9.4 million in 2011 and 2012, respectively.

We incur significant share-based compensation expenses during the course of our business. We incurred US$12.6 million, US$10.7 million and US$24.5 million in share-based compensation expenses for the fiscal year ended December 31, 2010, 2011 and 2012, respectively, and the granting or acceleration of our share-based awards will materially and adversely affect our financial results in the periods over the vesting period of the newly granted options and restricted shares.

Our results of operations are affected by PRC laws, regulations and policies relating to value-added telecommunications services. Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services in China, we rely on a series of contractual arrangements with Beijing Technology to conduct our business in China. We do not hold equity interests in Beijing Technology or its subsidiaries. As a result of these contractual arrangements, we are the primary beneficiary of Beijing Technology and treat it as our consolidated affiliated entities under U.S. GAAP.

Factors Affecting Our Results of Operations

Our results of operations are affected by, among others, the following factors:

The growth of the consumer mobile security, privacy and productivity industry

Our business and prospects depend on the continued development of the mobile security, privacy and productivity industry in China and abroad. As a new industry, the mobile security, privacy and productivity industry has only begun to experience substantial growth in recent years in terms of number of users and revenues. The growth of the mobile security, privacy and productivity industry is affected by numerous factors, such as users’ general communication experience, technological innovations, development of smartphones and other mobile devices, development of mobile Internet and Internet-based mobile telecommunication services, regulatory changes, and the macroeconomic environment.

The growth of the mobile game industry

Our wholly owned subsidiary Beijing Feiliu generates revenues from operating free-to-play mobile games that monetizes through the sale of in-game virtual items. The number of mobile gamers has been increasing significantly over the past two years with the continuous increasing market penetration of mobile Internet and affordable smartphones. Based on CNNIC data, more and more gamers are migrating from PC to mobile phones as mobile devices enable gamers to better utilize their fragmented time in everyday life. The growth of mobile game industry depends on factors including the penetration of mobile Internet, affordability of smartphones, ever-evolving mobile game content and quality of mobile game operators.

The growth of the mobile advertising industry

Beijing Feiliu also generates revenues on a cost per action (CPA) and cost per time displayed (CPT) basis from offering advertisers in-game banner advertising and also advertising inventory within its vertical interest-based applications. Mobile advertising industry in China is still at the early stage of development and the revenue is mainly contributed by application-related marketing, downloads and in-application advertisements. The growth of this industry depends on factors including the penetration of mobile Internet, affordability of mobile phones, advertising budget shifting to mobile platforms and effectiveness of mobile advertising.

The growth of enterprise mobility industry

Our majority-owned subsidiary NationSky generates revenues by providing enterprise customers a full range of mobility solutions such as architecting mobility strategies; sourcing suitable devices, optimizing and deploying devices and applications, and maintaining ongoing 24/7 support. As employees and knowledge workers increasingly use bring-your-own-device (BYOD) smartphones and mobile equipment for both business and personal use, managing work productivity and keeping corporate owned information and sensitive employee data protected have become significant concerns for businesses and employees. Enterprise mobility is a relatively new and fast-growing industry in China and around the world and we believe factors such as IT consumerization, BYOD adoption and availability of smart mobile devices at affordable prices are the key drivers for the growth of enterprise mobility across different industry sectors.

Our ability to expand our consumer mobile and enterprise user base

Our business is significantly affected by the overall size of our user base, which in turn is determined by, among other factors, (i) user experience of our services and products, (ii) our relationships with key players in the mobile ecosystem such as wireless carriers, handset manufacturers, chipmakers, distributors and retailers and third-party payment processors, (iii) the expansion of our business into overseas markets, (iv) the expansion of our target user base beyond smartphone users to mobile tablets and other Internet-enabled mobile devices, (v) our ability to provide high quality game content to attract mobile gamers, which in turn depends on our relationship with mobile game developers, (vi) our ability to attract mobile advertisers, and (vii) our ability to attract enterprise customers.

Our ability to monetize our consumer mobile security user base

Our revenues and results of operations depend to a large extent on our ability to obtain subscription renewals and further monetize our consumer mobile security user base. Our Freemium subscription business model provides users with free services and the ability to access premium, fee-charging services to meet their individual needs. We aim to attract more existing paying users to renew their subscriptions and turn more registered user accounts into paying user accounts through up-selling and cross-selling our premium services, among others, the success of which is affected by our ability to continually improve and promote our existing premium products and services, develop and introduce new services and features meeting user needs, and enhance user experience. In addition, our ability to monetize our user base is affected by our pricing power, which in turn depends on various factors such as local consumption levels, market prices for mobile applications, recognition and acceptance of our brand and services, and competition.

Our ability to continue to develop and offer new mobile security, privacy and productivity services

We generate revenues primarily through user subscriptions of our consumer mobile security, privacy and productivity services, which substantially depends on our ability to continue offering services and products that meet the changing requirements of our users and appropriately price our services and products. As the mobile security , privacy and productivity industry evolves and user preferences for mobile security, privacy and productivity services and products change, our results of operations depend on our ability to continually research, develop and update our products and services to meet user needs and offer such products at competitive prices. As the industry continues to evolve, we need to introduce products and services which provide competitive advantages over other competing products which may enter the market.

Our ability to continue to keep our interest-based user community highly active and engaged, and develop and operate high-quality mobile games

Beijing Feiliu generates mobile advertising revenues through its vertical interest-based user communities covering mobile games, gadgets, automobile, beauty and healthcare, among others. Feiliu also generates revenue from in-game virtual item sales through its mobile games operations. Thus, our ability to generate mobile advertising revenues and in-game virtual item revenues through Feiliu substantially depends on our ability to attract active and engaged users to our communities, the quality of the games and our operational capabilities.

Our ability to continue to improve our services for enterprise customers and to improve our MDM software

NationSky provides a full range of mobility services to enterprises and generates revenue from mobility strategy consulting, architecture design, hardware procurement and deployment, mobile device and application management and other training and ongoing support services, which substantially depend on our ability to continue to improve and expand our products and services to meet the changing needs of our enterprise customers.

Our ability to control our cost of revenues and operating expenses

Our cost of revenues includes, among others, user acquisition costs and payments to mobile payment service providers for our consumer mobile security business, hardware procurement cost for our enterprise mobility business and fees paid to third parties for placing advertisements on their platforms for our mobile games and advertising business. As we further expand our global user base and grow our revenue, we expect cost of revenue to continue to increase but cost of revenue as a percentage of our total net revenues to remain relatively stable or decrease over time as we achieve the economy of scale in each of our businesses.

Our operating expenses include selling and marketing expenses, general and administrative expenses, and research and development expenses. Our total operating expenses increased from 2009 to 2012, as our business expanded rapidly in its recent years and we hired more personnel and incurred more expenses to support marketing administrative, and research and development efforts. We expect that our operating expenses, excluding the non-cash share-based compensation expenses, will continue to increase but in the longer term will decrease as a percentage of our total net revenues as we achieve economies of scale. Our results of operations are and will continue to be affected by our ability to control our cost of revenues and operating expenses.

Foreign Exchange Risks

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Discussion of Selected Statements of Comprehensive Income Items

Net Revenues

We recognize revenues net of business tax and related surcharges. We derive our net revenues primarily from consumer mobile security (previously named as “premium mobile Internet services”), enterprise mobility and mobile games and advertising. For our consumer mobile security business, we focus on mobile security, privacy and productivity services and provide for free the basic functions of such services, such as the malware scanning, anti-spam, contact back-up and restore functions. We charge our users a subscription fee for subscribing to our premium services, such as access to continual updates of our virus library and advanced privacy protection services, on a monthly, three-month, six-month or twelve-month basis. We also charge our users for virus library updates on a pay-per-use basis. For our enterprise mobility business, we derive revenues from mobile hardware sales and the provision of managed mobility services for enterprises. For our mobile games and advertising business, we provide free-to-play mobile games but generate revenues from the sales of in-game virtual items as well as from mobile advertising on our interest-based community applications. In addition, we also derive a portion of our net revenues from other sources, such as secured download and delivery services for mobile applications produced by third parties and providing technology development services to third parties.

We collect net revenues from consumer mobile security services through three payment channels. First, we cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users. In this payment channel, wireless carriers charge a fixed percentage of the total user payment as a fee primarily for billing and collection services. We recognize net revenues excluding the fees retained by wireless carriers. If we cooperate with wireless carriers through mobile payment service providers, we pay a fee to the mobile payment service providers and the amounts attributed to mobile payment service providers are recognized as costs of revenues. Second, we sell prepaid cards to customers through independent distributors and retail channels and amortize such net proceeds from the distributors as net revenues on a straight-line basis over the subscription period. Third, users can subscribe for our services directly through our website and make payments through third-party payment processors. We recognize the proceeds collected through third-party payment processors as revenues on a gross basis and the amounts attributed to third party payment processors are recognized as costs of revenue.

Enterprise mobility revenues are derived primarily from hardware sales to enterprise customers, technology and software development, and commission income shared with mobile network operators. We recognize the hardware procurement revenue once customers acknowledge the receipt of the hardware delivered and title and risk of loss have been transferred. Revenues from technology and software development are recognized when services are completed. Commission income is derived from bringing enterprise customers to the mobile network operators and is determined based on fixed percentages, agreed with the mobile operators, of actual charges to the enterprise customers. We recognize the commission incomes in the month in which the service is provided to the enterprise customers.

Mobile games and advertising revenue comprises of mainly the revenue from the advertisement placement services in our platform. We enter into pay-per-action arrangements for promoting applications, under which we bill our customers based on the volume of end users who click the advertisement and activate the application. Revenue is recognized based on the volume tracked and the pre-agreed unit price. We also enter into pay-for-time contracts, under which we bill our customers based on the period of time to display the advertisements in the specific formats on specific web pages. Revenue is recognized ratably over the period the advertising is displayed.

Other services revenues are derived principally from fees paid by third party business partners for referring customers to them and providing technology development service. We recognize referral revenue when the referral occurs and the technology development revenue when the performance is completed. See “— Critical Accounting Policies — Revenue Recognition.”

The following table sets forth the principal components of our net revenues by amount and as a percentage of our total net revenues for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Service Revenues
Consumer mobile security	15,268	86.3	36,202	89.0	67,938	74.0
Enterprise mobility	—	—	—	—	3,249	3.5
Mobile games and advertising	—	—	—	—	664	0.7
Others	2,427	13.7	4,469	11.0	10,614	11.6
Product Revenues
Enterprise mobility	—	—	—	—	9,303	10.2

Total net revenue	17,695	100.0	40,671	100.0	91,768	100.0

Net revenues from consumer mobile security services increased significantly from 2010 to 2011 and from 2011 to 2012, due primarily to (i) the growth of our paying user accounts, which in return reflected the growth of our registered and active user accounts and their increased use of our premium services, and (ii)an increase in our overseas paying user accounts as a percentage of our total paying user accounts, as our overseas paying user accounts generally have higher net revenues per user account. We price our products and services based on various factors, including, among other things, local consumption levels, market prices for mobile applications, recognition and acceptance of our brand and services, and competition. Overseas users account for an increasing portion of our net revenues as we further expand our presence in overseas markets. Net revenues attributable to overseas users as a percentage of our consumer mobile security revenues increased from 40.7% in 2010 to 48.9% in 2011 to 52.6% in 2012.

We recorded net revenues of US$12.6 million from enterprise mobility and US$0.7 million from mobile games and advertising in 2012 due to the acquisitions of NationSky and Beijing Feiliu, respectively.

We launched the secured download and delivery services for mobile applications produced by third parties in the fourth quarter of 2009. Net revenues from such services, which are recorded in other revenues, increased substantially in 2010, 2011 and 2012 with increased use of these services by our users.

Cost of Revenues

Cost of revenues primarily consists of: (i) payments to third parties in connection with user acquisition, (ii) salaries and benefits for employees that provide customer services and other support directly related to our products and services, and (iii) payments paid to or retained by mobile payment service providers and third-party payment processors; (iv) hardware procurement costs resulting from the NationSky acquisition.

We acquire users primarily through viral marketing, or word-of-month marketing, pre-installation and online download. We provide online downloads of our products and services via various third-party websites, including online advertising networks, Internet portals and mobile application stores. We pay such third parties a fee for each registered user account acquired through them. Payments to these third parties increased from 2010 to 2011 and from 2011 to 2012 as we acquired more registered user accounts through them during these periods. We also pay fees to handset manufacturers to pre-install our applications on their handsets. As we further expand our global user base and grow our revenue, we expect payments to third parties in connection with user acquisition to continue to increase but such payments as a percentage of our total net revenues to remain relatively stable or decrease over time as we achieve the economy of scale in our business.

Salaries and benefits for employees that provide customer services and other support directly related to our products and services increased from 2010 to 2011 and from 2011 to 2012, primarily reflecting the expansion of customer services and product support teams.

We cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users. If we cooperate with wireless carriers through mobile payment service providers, we pay a fee to the mobile payment service providers and the amounts attributed to mobile payment service providers are recognized as costs of revenues. Approximately 60%, 40.2% and 30.4% of our net revenues were collected through wireless carriers and mobile payment service providers in 2010, 2011 and 2012, respectively. Net revenues collected through our top mobile payment service provider, Yidatong, contributed 21.4%, 25.8% and 22.1% of our total net revenues in 2010, 2011 and 2012, respectively. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We depend on wireless carriers and mobile payment service providers as well as other third party service providers for the collection of a substantial portion of our revenues, and any loss or deterioration of our relationship with wireless carriers or, mobile payment service providers or any of these third-party service providers may result in disruptions to our business operations and the loss of revenues.” The remaining net revenues were collected through prepaid cards and third-party payment channels including Alipay in China, Paypal overseas and also UnionPay, credit cards and debit cards in general. Having prepaid cards and third-party payment channels further diversifies our payment channels and reduces our dependence on existing wireless carriers and mobile payment service providers. Because we recognize net proceeds from the prepaid card distributors as net revenues, using the prepaid card to collect revenues has also decreased our cost of revenue. In 2012, a larger portion of our net revenues was collected through prepaid cards as compare to that of 2011 and 2010.

As we expanded into enterprise business through the acquisition of NationSky, we expect our cost of revenue to increase, which in turn will cause gross margins to decrease. Hardware procurement cost consists of the majority of cost of revenue for NationSky whose business has a much lower gross margin structure than our consumer mobile security and mobile games and advertising businesses.

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

	For the Year Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Selling and marketing expenses	4,436	20.0	7,955	29.4	17,396	27.3
General and administrative expenses	14,750	66.6	14,024	51.8	36,776	57.7
Research and development expenses	2,959	13.4	5,095	18.8	9,585	15.0

Total operation expenses	22,145	100.0	27,074	100.0	63,757	100.0

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of marketing and promotional expenses and salaries, benefits and commissions for our sales and marketing personnel.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our general and administrative personnel. We expect our general and administrative expenses to continue to increase in the future as our business continues to grow, we hire additional executives, officers, and employees and we incur increased costs related to complying with our compliance and reporting obligations under the U.S. securities laws as a public company.

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

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that our accounting policies with respect to revenue recognition, allowance for doubtful accounts, share-based compensation, impairment of long-lived assets, income taxes and equity investment in associates represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Revenues presented in the consolidated statements of comprehensive income include revenues from consumer mobile security, enterprise mobility, mobile games and advertising and other services.

Consumer Mobile Security

Consumer mobile security revenues are derived principally from providing premium security, privacy and productivity services to end users. The basic functions of mobile security, privacy and productivity services, including anti-virus, anti-malware, anti-spam, privacy protection, data backup and recovery are free of charge. The software providing the basic service is offered to end users through pre-installation on mobile handsets or free downloads from mobile Internet websites or our website. Customers are charged for updating the anti-virus database on a pay-per-use basis or for subscribing to the premium security, privacy and productivity services including continuous update of anti-virus database, continuous update of the semantics of anti-spam, and advanced privacy protection on a monthly, three-month, six-month, or twelve-month basis. We recognize revenue for premium services considered to be software-related (e.g., mobile security services) in accordance with industry specific accounting guidance for software and software related transactions. For premium services where the customer does not take possession of a fully functioning software (e.g., mobile productivity services), we recognize revenue pursuant to ASC 605, Revenue Recognition. Provided collectability is probable, revenue is recognized over the usage period which is the same for software-related services and services where software is incidental to the provision of the services. Basic functions and customer support are provided to end users free of charge, whether they subscribe to our services or not. Customer arrangements may include premium security and productivity services which are multiple elements. Revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element. Fair value is generally determined by vendor specific objective evidence (“VSOE”). In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standard for multiple deliverable revenue arrangements, which provided updated guidance on whether multiple deliverables exist, how deliverables in an arrangement should be separated, and how consideration should be allocated. This standard eliminates the use of the residual method and requires arrangement consideration to be allocated based on the relative selling price for each deliverable. The selling price for each arrangement deliverable can be established based on VSOE or third-party evidence (“TPE”) if VSOE is not available. The new standard requires the application of an estimate of selling price (“ESP”) if neither VSOE nor TPE is available. On January 1, 2011, we adopted ASU 2009-13 on a prospective basis for applicable transactions originating or materially modified after December 31, 2010. The adoption of this standard did not have a significant impact on our revenue recognition for multiple deliverable arrangements. For all the periods presented, the usage period for the elements in arrangements that include multiple elements is the same. No allocation was performed as there is no impact from the allocation on revenue recognized.

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

We recognize and report our consumer mobile security services revenues on a gross basis, based on our and mobile payment service providers’ portions of the gross billing to customers under these co-operative arrangements, as we have the primary responsibility for accepting the contract and fulfilling obligations under the consumer mobile security services, we determine the price and product specifications, and we have full discretion in selecting mobile payment service providers; and thus we are considered to be the principal in the transaction. The amounts attributed to mobile payment service providers’ share are recognized as costs of revenues.

We recognize our revenues net of the amounts retained by the wireless carriers. We do not enter into the arrangements directly with the wireless carriers except when we act as a mobile payment service provider ourselves. Wireless carriers determine the percentage they charge for consumer mobile security services, and from the customer’s perspective, we believe the service is viewed as provided jointly by wireless carriers and us. Accordingly, in these cases, we believe we and the wireless carriers do not act as each other’s agents. Therefore, the revenues recognized are net of the amounts retained by the wireless carriers.

To recognize consumer mobile security services revenues, we rely on wireless carriers and mobile payment service provider to provide us with the billing confirmations for the amount of services they have billed to their mobile customers. At the end of each reporting period, when the wireless carriers or mobile payment service providers have not provided us the monthly billing confirmations, we use information generated from our internal system as well as the historical data to estimate the amount of collectable consumer mobile security services fees and to recognize revenue. Historically, there have been no significant adjustments to the revenue estimates.

Prepaid Cards

We sell prepaid cards to customers through independent distributors and retail channels. Those independent distributors and retailers will sell the prepaid cards directly to the end customers. Customers can then use the prepaid cards to subscribe to the premium services. Once the customers activate the premium service using the prepaid card, we start to recognize its revenues on a straight-line basis over the estimated service period. As we do not have control of, and generally does not know, the ultimate selling price of the prepaid cards sold by the distributors, net proceeds from the distributors are used to record our revenues.

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

Enterprise Mobility

Enterprise mobility revenues are derived principally from hardware sales to enterprise users, technology and software development, and commission income shared from mobile network operators.

Hardware is considered delivered to customers once customers acknowledge the receipt of the hardware delivered and title and risk of loss have been transferred. For most of our hardware sales, these criteria are met at the time customers sign delivery notes. We recognize technology and software development revenue when the project is completed as confirmed by the customer. Commission income derived from bringing enterprise users to the mobile network operators and is determined based on fixed percentages, agreed with the mobile operators, of actual charges to the enterprise users. Commission incomes are recognized in the month in which the service is provided to the enterprise users. For the amount of revenues to be recognized, we firstly estimate the amount of service fee and recognizes revenue based on the fixed commission rates as stipulated on the contract that multiply the estimated customer charges. When we later receive the statements of actual charge issued by the mobile network operators, we record a true-up adjustment. Based on the historical experience, there were no material adjustments identified.

Mobile Games and Advertising

Mobile games and advertising revenue comprises of mainly the revenue from the advertisement placement services in our platform.

We enter into pay-per-action arrangements for promoting applications, under which we bill our customers based on the volume of end users who click the advertisement and activate the application. Revenue is recognized based on the volume tracked and the pre-agreed unit price. We also enter into pay-for-time contracts, under which we bill our customers based on the period of time to display the advertisements in the specific formats on specific web pages. Revenue is recognized ratably over the period the advertising is displayed.

Other Services

Other services revenues are derived principally from fees paid by third party business partners for referring customers to them and providing technology development service. We recognize referral revenue when the referral occurs and the technology development revenue when the performance is completed.

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination.

We tests goodwill for impairment at the reporting unit level on an annual basis as of December 31, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we decides, as a result of its qualitative assessment, that it is more-likely-than—not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by our chief operating decision-maker (“CODM”), the co-chief executive officers, in deciding how to allocate resources and assess performance.

Our organizational structure is based on a number of factors that the CODM uses to evaluate, view and run our business operations, which include, but are not limited to, customer base, homogeneity of products and technology. Our operating segments are based on its organizational structure and information reviewed by our CODM to evaluate the operating segment results.

We has determined that the business segments that constitute its primary reportable segments are consumer and enterprise.

Before 2012, we principally engaged in consumer mobile security and other services and operated and managed this business as a single segment. In 2012, we expanded its business by the acquisition of NationSky in enterprise mobility services and the acquisition of Beijing Feiliu and its subsidiary (Collectively, the “Beijing Feiliu Group”) in mobile games and advertising services. We generated revenues from the operations of such businesses. Considering the short period for which Beijing Feiliu Group was consolidated, the operating results of Beijing Feiliu Group were not material to be a reportable segment and was combined with the operating results of consumer mobile security and others for CODM’s review. As a result, the CODM separately reviewed key information of each of two operating segments consisting of consumer and enterprise in order to optimize the management of operations.

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

Share-Based Compensation

Options

On June 7, 2007, our board of directors passed a resolution to adopt the 2007 Global Share Plan. The 2007 Global Share Plan provides for the granting of options to selected employees, directors, and non-employee consultants to acquire common shares of our company at an exercise price as determined by our board or the administrator appointed by the board at the time of grant. The maximum number of common shares in respect of which options may be granted under the 2007 Global Share Plan is 44,415,442. The following table sets forth the options granted under the 2007 Global Share Plan that were outstanding as of March 15, 2013.

Date of Option Grant	Options Granted	Exercise Price (US$)	Intrinsic Value (1) (US$)	Weighted-Average Fair Value of Options (US$)	Fair Value of Common Shares (US$)	Type of Valuation
August 8, 2007	124,800	0.07	1.574	0.040	0.062	Retrospective
February 8, 2008	232,090	0.25	1.394	0.072	0.136	Retrospective
August 8, 2008	181,775	0.25	1.394	0.092	0.163	Retrospective
April 8, 2009	1,157,624	0.25	1.394	0.132	0.221	Retrospective
December 8, 2009	469,992	0.25	1.394	0.197	0.307	Retrospective
August 8, 2010	955,483	0.40	1.244	0.262	0.447	Retrospective
November 8, 2010	24,710	0.40	1.244	0.672	0.939	Contemporaneous
December 15, 2010	2,953,550	0.40	1.244	1.272	1.550	Contemporaneous
February 28, 2011	8,020,000	1.52	0.124	1.620	2.170	Contemporaneous
March 15, 2011	608,517	1.52	0.124	1.469	2.190	Contemporaneous

Total	14,728,541

(1)	As determined based on the difference between the exercise price of the options and our closing stock price on March 15, 2013 of US$8.22 per ADS, or US$1.64 per Class A common share as of that date.

On March 15, 2011, our Board of Directors passed a resolution to adopt the 2011 Share Incentive Plan (the “2011 Share Plan”) that provides for the granting of options to acquire common shares, restricted shares or restricted share units of our company to selected employees, directors, and non-employee consultants at an exercise price as determined by the Board or the administrator appointed by the Board at the time of grant. On April 13, 2013, our Board of Directors approved an amendment to the 2011 Share Plan to correct a clerical error and reflect our original, consistent intent throughout the period. Subject to Article 9 and Section 3.1(b) of the 2011 Share Plan, as amended, the maximum aggregate number of class A common shares which may be issued pursuant to all awards (option, restricted share or restricted share unit award granted pursuant to the 2011 Share Plan) shall be 13,000,000 plus an annual increase on the first day of each fiscal year, beginning in 2012, equal to the total number of shares underlying the options or other awards granted in the immediately preceding year that remain outstanding as of the same date; or such lesser amount of class A common shares as determined by the board. Thus, unless our board of directors determines to add a lesser amount of shares to the number of shares reserved under the 2011 Share Plan on or before the first day of each fiscal year, the maximum number of shares that can be issued in that year pursuant to all awards granted under the 2011 Share Plan is 13,000,000. The following table sets forth the options granted under the 2011 Share Plan that were outstanding as of March 15, 2013.

Date of Option Grant	Options Granted	Exercise Price (US$)	Intrinsic Value (1) (US$)	Weighted-Average Fair Value of Options (US$)	Fair Value of Common Shares (US$)	Type of Valuation
June 13, 2011	2,264,360	0.80	0.844	0.460	0.804	Contemporaneous
June 13, 2011	250,000	0.80	0.844	0.530	0.804	Contemporaneous
November 2, 2011	1,000,000	0.91	0.734	0.833	1.090	Retrospective
December 22, 2011	328,510	0.95	0.694	0.541	0.968	Contemporaneous
December 22, 2011	1,200,000	0.95	0.694	0.625	0.968	Contemporaneous
December 22, 2011	66,000	0.95	0.694	0.492	0.968	Contemporaneous
December 22, 2011	1,337,500	0.95	0.694	0.711	0.968	Contemporaneous
July 10, 2012	2,269,450	1.35	0.290	0.860	1.604	Contemporaneous
July 10, 2012	36,000	1.35	0.290	0.800	1.604	Contemporaneous
July 10, 2012	1,115,000	1.35	0.290	0.950	1.604	Contemporaneous
July 10, 2012	200,000	1.35	0.290	1.050	1.604	Contemporaneous
Jan 2, 2013	5,057,000	1.18	0.460	0.584	1.206	Contemporaneous
Jan 2, 2013	2,000	1.18	0.460	0.540	1.206	Contemporaneous
Jan 2, 2013	250,000	1.18	0.460	0.750	1.206	Retrospective
Jan 2, 2013	725,000	1.18	0.460	0.750	1.206	Contemporaneous

Total	16,100,820

(1)	As determined based on the difference between the exercise price of the options and the closing price of US$8.22 per ADS, or US$1.64 per Class A common share as of March 15, 2013.

Based on our closing stock price on March 15, 2013 of US$8.22 per ADS, or US$1.64 per Class A common share, the aggregate intrinsic value of our total outstanding share options as of March 15, 2013, which amounted to options to purchase 30,829,361 common shares, would be US$17.7 million.

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

In determining the fair value of our equity instruments, we referred to valuation reports prepared by an independent third-party appraisal firm, based on data we provided. The valuation reports provided us with guidelines in determining the fair value of the equity instruments, but the determination was made by our management. Management also performed valuation on certain batches of awards in late 2012 taking similar approach adopted by the independent third-party appraisal firm.

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2010, 2011 and 2012 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expense we recognize in our consolidated financial statements.

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

The fair value of our common shares is based on the closing prices of our publicly traded shares for all awards granted after our initial public offering while prior to our initial public offering, as a private company with no quoted market in our common shares, we had to estimate the fair value of our common shares at the relevant grant dates for employee options and at each reporting date for non-employee options. The determination of the fair value of our common shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

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

Restricted shares

Share Awards granted under 2011 Share Plan

On May 6, 2011, we granted 1,075,000 of restricted shares with a value of US$1.8 million to one of the executive officers of NQ US as his signing incentives. These restricted shares were granted under our 2011 Share Plan and were valued at their estimated fair value on the grant date of the award. These restricted shares are subject to transfer restrictions with a vesting period of four years. On July 10, 2012, we granted 115,475 restricted shares with a value of US$0.2 million to him with the same vesting period. We also agreed to award additional number of restricted shares with a value of US$0.25 million to this executive officer for each contract executed with certain specific customers. The terms of each such additional grant shall provide for equal monthly vesting and full vesting on the second anniversary of the grant date. We continuously performed assessments on the granting criteria and considered none of these performance-related criteria had been met or expected to be met as of December 31, 2012, and no related compensation expense was recognized.

On July 10, 2012, we granted 1,000,000 of restricted shares with a value of US$1.6 million to an executive officer as signing incentives. These restricted shares were granted under our 2011 Share Plan and are subject to transfer restrictions with a vesting period of four years and were valued at their estimated fair value on the grant date of the award.

On July 27, 2012, we granted 463,000 restricted ADSs with a value of US$1.2 million to two executive officers of NQ US as incentives. The value of these restricted shares was calculated based on their grant date fair values. These restricted shares are subject to the achievement of either specific performance goals or certain market value for NQ Mobile Inc. for each of the four-year employment period beginning on the employment date and were valued at their estimated fair value on the date of the award. Up to 578,750 restricted ADSs shall become vested and non-forfeitable under our grants to these two executive officers, and the specific numbers to vest each year shall be determined on the last day of each fiscal year based on the percentage achievement of the performance goals or certain market value for NQ Mobile Inc. for each fiscal year. These restricted ADSs were granted under our 2011 Share Plan. We have first determined whether or not it was probable that the performance condition would be achieved. The fair value of the restricted ADSs calculated reflecting the market value condition represents the minimum amount that is recognized as compensation cost assuming the requisite service is completed, even if the performance or market value condition is not met. The fair value of the restricted ADSs (without considering the market value condition) would be recognized if the performance condition is probable of being achieved. As of December 31, 2012, we determined that it was not probable that the performance conditions will be achieved. As a result, the related compensation expense calculated based on the market value condition was recognized over the requisite service period using graded vesting method.

On July 10, 2012, we granted 1,150,000 restricted shares to non-employee consultants for their services. The fair value of share-based compensation to be recognized for these restricted shares is measured on each period end. Twenty-five percent of these restricted shares will vest on the first-year anniversary of the grant date and 1/48 of these restricted shares will vest each month over a three-year period thereafter. These restricted shares were granted under our 2011 Share Plan. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these restricted shares is measured on the grant date.

Other Share Awards

On January 8, 2012, we granted 10,000,000 restricted shares to our director and co-chief executive officer, Mr. Omar Sharif Khan, pursuant to the employment agreement we entered into with Mr. Khan in December 2011. Of the 10,000,000 restricted shares, 6,000,000 restricted shares will vest over four years provided that Mr. Khan continues his employment with our company. Twenty five percent of the 6,000,000 restricted shares will vest on the first-year anniversary of the employment commencement date and 1/48 of 6,000,000 restricted shares will vest each month over a three-year period thereafter. The remaining 4,000,000 restricted shares are subject to the achievement of either specific performance or certain market value for NQ Mobile Inc. for each of the next four years. The value of the restricted shares under these conditions was calculated based on their grant date fair values without considering the possibility that the service conditions or performance conditions will be achieved. As all the criteria for establishing grant date were met, the fair value of share-based compensation being recognized for these restricted shares was measured on January 8, 2012. For the 6,000,000 restricted shares that are subject only to the service condition, the related compensation expenses are being recognized using graded vesting method over the next four years. For the 4,000,000 restricted shares subject to the conditions set forth above, we first determine whether or not it is probable that the performance condition would be achieved. The fair value of the restricted shares calculated reflecting the market value of NQ Mobile Inc. represents the minimum amount that is recognizable as compensation cost assuming the requisite service is completed, even if the performance or market value condition is not met. The fair value of the restricted shares (without considering the market value of NQ Mobile Inc.) would be recognized if the performance condition is probable of being achieved.

In estimating the number of restricted shares to be vested to Mr. Khan, both performance and the market value conditions were considered. The achievability of the performance condition was estimated based on the financial projections of NQ developed by our management. The market value condition relates to the market capitalization and the stock price of our company over the next four years. Our company considered Monte Carlo model to simulate future price paths of our stock. The Monte Carlo approach simulates stock price paths through the well-known geometric Brownian motion formulation which incorporates a drift rate, volatility and a Weiner process based on a random process modeled by the standard normal distribution and is a function of the square root of time.

In May 2012, we amended the employment agreement with Mr. Khan to grant him an additional 9,000,000 restricted shares in exchange for his agreement to give up 15% equity interest in NQ that we previously agreed to grant to him under his employment agreement. For more details, see “—Equity Shares of NQ Global” below. 3,500,000 restricted shares will start vesting from the first anniversary of his employment commencement date, with a portion vesting every month for the 36 months thereafter. The remaining 5,500,000 restricted shares will vest upon achievement of certain performance milestones from 2012 through 2015. Under our employment agreement with Mr. Khan, a total of up to 11,875,000 restricted shares shall become vested and non-forfeitable subject to either specific performance or certain market value for NQ Mobile Inc., and shall be determined on the last day of each fiscal year based on the percentage achievement of fiscal year performance goal or the target market value for NQ Mobile Inc.

As of December 31, 2012, we determined that it is not probable that the performance conditions will be achieved. As a result, the related compensation expense calculated based on the market value condition is recognized over the requisite service period using graded vesting method.

The employment agreement with Mr. Khan was amended in January 2013 and again in March 2013 such that any restricted shares that would have vested on January 8, 2013, January 31, 2013, February 28, 2013 or March 31, 2013 shall vest on March 29, 2013. The employment agreement was further amended in April 2013; under the amendment, the market value conditions for the restricted shares were removed and the performance condition was revised for the restricted shares that will vest in 2013 through 2015.

We granted 2,875,000 restricted shares to the non-controlling interest shareholder of NationSky in May 2012. The value of the restricted shares was calculated based on the fair value of the acquisition date on which all the criteria for establishing grant date were met. These restricted shares are subject to a vesting period of four years and/or certain performance related targets. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these restricted shares is measured on the grant date. Of the 2,875,000 restricted shares, 1,725,000 restricted shares are subject only to the service condition. The related compensation expenses are being recognized using graded vesting method over the next four years. The remaining 1,150,000 restricted shares are subject to both performance and service condition. We have first determined whether or not it was probable that the performance condition would be achieved. The compensation expense would be recognized if the performance condition is probable of being achieved. As of December 31, 2012, we determine that it is not probable that the performance conditions will be achieved. As a result, the related compensation expense was not recognized.

We granted 18,519,971 restricted shares to the original shareholder of Beijing Feiliu and Beijing Red in November 2012. The value of the restricted shares was calculated based on the fair value of the acquisition date on which all the criteria for establishing grant date were met. These restricted shares are subject to a vesting period of four years and/or certain performance related targets. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these restricted shares is measured on the grant date. Of these 18,519,971 restricted shares, 6,173,324 restricted shares are subject only to certain service condition. The related compensation expenses are being recognized using graded vesting method over the next four years. The remaining 12,346,647 restricted shares are subject to both performance and service condition, we has first determined whether or not it was probable that the performance condition would be achieved. The compensation expense would be recognized if the performance condition would probably be achieved. As of December 31, 2012, we determined that it is not probable that these performance conditions will be achieved. As a result, the related compensation expense was not recognized.

In January and February of 2013. We also granted 3,264,105 restricted shares to employees, directors and non-employees.

Equity Shares of NQ Global

Pursuant to the employment agreement entered into by NQ US, Mr. Omar Sharif Khan and us in December 2011, we agreed to establish NQ Global and to issue 15% equity interest in NQ Global (“NQ Global Shares”) to Mr. Khan for a nominal value. Mr. Khan’s NQ Global Shares had an embedded put option where Mr. Khan would have the right, in his sole discretion, to require us to purchase a portion or all of his NQ Global Shares (“Put Option”) at their fair market value on the exercise date. While the NQ Global Shares are fully vested upon their issuance, the Put Option was to vest and become exercisable at the rate of 25% of the underlying shares upon each of the first four annual anniversaries of the employment commencement date. In February 2012, since (i) all the key terms and conditions of NQ Global, including its business model, operating markets, the support from our company, financing model, key management team, dividend policy and etc, were agreed among the counterparties, (ii) the establishment of the legal entity was approved by the board and fully expected by both our company and Mr. Khan, the grant date was established at that time. Since these NQ Global Shares were fully vested upon grant, the entire compensation expenses of US$0.5 million were recognized on the grant date. The fair value of 15% equity interest in NQ Global is determined based on the income approach. In May 2012, Mr. Khan and we amended his employment agreement and Mr. Khan gave up his 15% equity interest in NQ Global (and the associated Put Option) in exchange for an additional 9,000,000 restricted shares. See “—Restricted Shares.”

In estimating the fair value of the NQ Global Shares, our management relied primarily on the income approach in the form of a Discounted Cash Flow methodology. The income approach involves applying appropriate discount rate to estimated cash flows that are subject to a number of assumptions.

As of the valuation date of the NQ Global Shares, NQ Global has not yet been formally incorporated and has not commenced operations. Historical operation data and financial performance is not available as of the valuation date. Therefore, the financial projection was developed based on the prevailing business plan, experiences of the management in the mobile security market, and assumptions consistent with the strategic plan used to manage the underlying business. These assumptions are inherently uncertain and subjective. The discount rate was developed based on the estimated market required rate of return for investing in NQ Global, or WACC, which was derived by using the capital asset pricing model, a method that market participants commonly use to price securities. The risks associated with achieving the estimated cash flow were assessed in selecting the appropriate discount rate, which had been determined to be 35%.

DLOM was also applied to reflect the fact that there is no ready public market for the Equity as NQ Global is private. The DLOM was assumed by our management based on a consideration of the various research studies including restricted stock studies that attempted to quantify marketability discounts. The management believes a DLOM of 30% is appropriate for shares of a new start-up like NQ Global.

Changes in these assumptions could significantly affect the fair value of restricted shares and hence the amount of compensation expense we recognize in our consolidated financial statements.

The summary of restricted share activities as of March 15, 2013 and changes during the period is presented below:

	Number of shares	Fair value per share at grant date US$
Unvested as of January 1, 2012	1,075,000	1.6800
Granted	47,973,506	1.2379
Vested	(2,992,985)	0.8971
Forfeited or cancelled	(1,021,995)	1.4936
Unvested as of December 31, 2012	45,033,526	1.2653
Granted	3,264,105	1.2127
Vested	(99,405)	1.5553
Unvested as of March 15, 2013	48,198,226	1.2612

Income Taxes

Current income tax are provided on the basis of income for financial reporting purpose, adjusted for income and expense items which are not assessable or deductible for income tax purpose, in accordance with the regulations of the relevant tax jurisdictions, deferred income taxes are accounted for using the liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date.

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred assets are operating loss carryforwards generated by our PRC subsidiary and VIE due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2010, 2011 and 2012, we recognized a total valuation allowance of US$0.5 million, US$1.2 million and US$1.4 million against deferred tax assets, respectively. If we subsequently determine that all or a portion of the carryforwards are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of comprehensive income.

We adopted the guidance on accounting for uncertainty in income taxes on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We did not have any adjustment to the opening balance of retained earnings as of January 1, 2008 as a result of the implementation of the guidance. We did not have any interest and penalties associated with tax positions for the years ended December 31, 2010, 2011 and 2012. As of December 31, 2010, 2011 and 2012, we did not have any significant unrecognized uncertain tax positions.

Investments in Associates

Our investments in associates are comprised of cost method investments and equity method investments.

Cost method investments

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which we do not have significant influence, we carry the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. We regularly evaluate the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Equity method investments

Investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. Under the equity method, we initially record our investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive income after the date of acquisition. We will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero.

Sales of equity interests of an investee by us is accounted for as gains or losses equal to the difference at the time of sale between selling price and carrying amount of the equity interests sold.

Impairment for equity investments

We assess our equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary.

Results of Operations

The following table sets forth a summary of our consolidated results of operations as a percentage of net revenue for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2010		2011		2012
	US$	% of Net Revenues	US$	% of Net Revenues	US$	% of Net Revenues
	(in thousands of dollars, except for percentages)
Net Revenues:
Service Revenues
Consumer mobile security	15,268	86.3	36,202	89.0	67,938	74.0
Enterprise mobility	—	—	—	—	3,249	3.5
Mobile games and advertising	—	—	—	—	664	0.7
Other services	2,427	13.7	4,469	11.0	10,614	11.6
Product Revenues
Enterprise mobility	—	—	—	—	9,303	10.2

Total net revenues	17,695	100.0	40,671	100.0	91,768	100.0
Cost of revenues
Cost of services	(5,193)	(29.3)	(8,057)	(19.8)	(16,773)	(18.2)
Cost of products sold	—	—	—	—	(8,966)	(9.8)

Total cost of revenues (1)	(5,193)	(29.3)	(8,057)	(19.8)	(25,739)	(28.0)

Gross profit	12,502	70.7	32,614	80.2	66,029	72.0

Operating expenses:
Selling and marketing expenses (1)	(4,436)	(25.1)	(7,955)	(19.6)	(17,396)	(19.0)
General and administrative expenses (1)	(14,750)	(83.4)	(14,024)	(34.5)	(36,776)	(40.1)
Research and development expenses (1)	(2,959)	(16.7)	(5,095)	(12.5)	(9,585)	(10.4)

Total operating expenses	(22,145)	(125.2)	(27,074)	(66.6)	(63,757)	(69.5)

(Loss)/Income from operations	(9,643)	(54.5)	5,540	13.6	2,272	2.5

Interest income	234	1.3	1,342	3.3	3,193	3.5
Realized gain/(loss) from available-for-sale investments	(102)	(0.6)	29	0.1	—	—
Foreign exchange (losses)/gains, net	(46)	(0.3)	3,011	7.4	67	0.1
Foreign exchange (losses)/gains, net	—	—	—	—	943	1.0
Other (expense)/income, net	135	0.8	306	0.7	3,364	3.7

(Loss)/Income before income taxes	(9,422)	(53.3)	10,228	25.1	9,839	10.8

Income tax expense	(401)	(2.3)	(97)	(0.2)	(420)	(0.5)
Share of (loss)/profit from an associate	(7)	—	119	0.3	543	0.6

Net (loss)/income	(9,830)	(55.6)	10,250	25.2	9,962	10.9

(1)	Share-based compensation expenses included in:

	For the Year Ended December 31,
	2010		2011		2012
	US$	% of Net Revenues	US$	% of Net Revenues	US$	% of Net Revenues
	(in thousands of dollars, except for percentages)
Cost of revenues	19	0.1	130	0.3	214	0.2
Selling and marketing expenses	102	0.6	1,923	4.7	2,342	2.6
General and administrative expenses	12,299	69.5	7,895	19.4	20,534	22.4
Research and development expenses	146	0.8	724	1.8	1,453	1.6

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our total net revenues increased by 125.6% from US$40.7 million in 2011 to US$91.8 million in 2012, due primarily to the increase in net revenues from consumer mobile security services and, to a lesser extent, to an increase in net revenues from other services. In addition, the sales of hardware and mobility service revenue from NationSky and mobile game and advertising revenue from Beijing Feiliu were consolidated after their respective acquisitions. Net revenues from consumer mobile security, previously named as premium mobile Internet services, increased by 87.7% from US$36.2 million in 2011 to US$67.9 million in 2012, primarily due to the growth of our average monthly paying user accounts, which in turn reflected the growth of our registered and active user accounts and their increased use of our premium services, and, in particular, an increase in the number of our overseas paying user accounts, which generally pay for our products and services at a higher subscription fee level. The number of our registered user accounts increased from 146.7 million as of December 31, 2011 to 283.4 million as of December 31, 2012, not including Beijing Feiliu’s 67.4 million registered user accounts as of December 31, 2012. The number of our average monthly active user accounts increased from 52.4 million for the three months ended December 31, 2011 to 97.7 million for the three months ended December 31, 2012, not including Beijing Feiliu’s 12.5 million average monthly active users accounts. In line with the increase in our average monthly active user accounts, our average monthly paying user accounts increased from 5.6 million for the three months ended December 31, 2011 to 8.9 million for the three months ended December 31, 2012, not including Beijing Feiliu’s average monthly paying users accounts. Overseas users account for an increasing portion of our net revenues as we further expand consumer mobile security services in overseas markets. For the three months ended December 31, 2011, we had 1.6 million overseas average monthly paying user accounts, which was 28.6% of the total average monthly paying user accounts for that period, while for the three months ended December 31, 2012, we had 3.0 million overseas average monthly paying user accounts, which amounted to 33.7% of the total average monthly paying user accounts for that period. Net revenues attributable to overseas users as a percentage of our consumer mobile security revenues increased from 48.9% in 2011 to 52.6% in 2012. Our net revenues from other services increased from US$4.5 million in 2011 to US$10.6 million in 2012, primarily due to the increase in net revenues from secured download and delivery services for mobile applications produced by third parties.

Cost of Revenues. Our cost of revenues increased by 219.5% from US$8.1 million in 2011 to US$25.7 million in 2012. The increase was primarily due to (i) an increase in customer acquisition cost from US$3.3 million in 2011 to US$7.8 million in 2012, primarily as payments to third-party websites and handset manufacturers increased as we acquired more active user accounts through these channels; (ii) an increase in fees charged by mobile payment service providers from US$1.8 million in 2011 to US$3.3 million in 2012, in line with the revenues increase; (iii) an increase in staff cost, primarily in the form of salaries and benefits for employees that provide support directly related to our products and services, from US$1.8 million in 2011 to US$3.2 million in 2012, which in turn primarily reflected the expansion of our product and service support teams; and (iv) the cost of hardware procurement of US$9.0 million associated with the NationSky acquisition.

Gross Profit and Margin. As a result of the foregoing, our gross profit increased from US$32.6 million in 2011 to US$66.0 million in 2012. Our gross margin decreased from 80.2% in 2011 to 72.0% in 2012. This decrease was primarily due to the acquisition of NationSky which has much lower gross margin. Excluding NationSky, our gross profit in 2012 was US$62.9 million, representing an 92.8% increase from US$32.6 million in 2011. The gross margin of NationSky in the last seven months for the year ended December 31, 2012 was 25.2%. Our gross margin excluding NationSky was 79.4% for the year ended December 31, 2012.

Operating Expenses. Our operating expenses increased by 135.5% from US$27.1 million in 2011 to US$63.8 million in 2012.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 118.7% from US$8.0 million in 2011 to US$17.4 million in 2012. This increase was primarily due to (i) an increase in share-based compensation expenses for our sales and marketing personnel from US$1.9 million in 2011 to US$2.3 million in 2012, resulting from additional options and restricted shares granted to our sales and marketing personnel in 2012; (ii) an increase in marketing and advertising spending from US$2.9 million in 2011 to US$8.5 million in 2012, resulting from our increased effort in marketing and brand building; and (iii) an increase in staff costs, including salaries, benefits and commissions to our sales and marketing personnel, from US$2.1 million in 2011 to US$4.4 million in 2012 mainly attributable to the increase in headcounts.

General and Administrative Expenses. Our general and administrative expenses increased by 162.2% from US$14.0 million in 2011 to US$36.8 million in 2012. The increase was primarily due to significantly higher share-based compensation expenses for our general and administrative personnel from US$7.9 million in 2011 to US$20.5 million in 2012, primarily attributable to the grant of restricted ADSs to newly hired senior executives in 2012, higher staff cost from US$2.0 million in 2011 to US$6.8 million in 2012, resulting mostly from salary increase and the hiring of additional senior executives, and higher legal and professional fees from US$1.4 million in 2011 to US$3.6 million in 2012, resulting mostly from the legal and professional fees associated with our attempted secondary offering in May 2012 and our acquisition of NationSky and Beijing Feiliu in May and November 2012 respectively.

Research and Development Expenses. Our research and development expenses increased by 88.1% from US$5.1 million in 2011 to US$9.6 million in 2012. This increase was primarily due to the hiring of more research and development personnel which led to an increase in staff cost from US$3.5 million in 2011 to US$6.4 million in 2012 and an increase in share-based compensation for our research and development personnel which contributed to an increase in compensation cost from US$0.7 million in 2011 to US$1.5 in 2012.

Income from Operations. As a result of the foregoing, our income from operations decreased by 59.0% from US$5.5 million in 2011 to US$2.3 million in 2012. The decrease was mainly due to the significant increase in share-based compensation which was 24.5 million in 2012, compared to 10.7 million in 2011.

Income Tax Expense. Our income tax expense was US$0.1 in 2011 and US$0.4 million in 2012. The income tax expenses accrued for the 2012 was mainly attributable to our subsidiaries in China.

Net Income attributable to NQ Mobile Inc. As a result of the foregoing, our net income decreased from US$10.3 million in 2011 to US$9.4 million in 2012. The decrease was mainly due to the significant increase in share-based compensation, which was 24.5 million in 2012, compared to 10.7 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our total net revenues increased by 129.8% from US$17.7 million in 2010 to US$40.7 million in 2011, due primarily to an increase in net revenues from consumer mobile security services and, to a lesser extent, to an increase in net revenues from other services. Net revenues from consumer mobile security services increased by 137.1% from US$15.3 million in 2010 to US$36.2 million in 2011, primarily due to the growth of our average monthly paying user accounts, which in turn reflected the growth of our registered and active user accounts and their increased use of our premium services, and, in particular, an increase in the number of our overseas paying user accounts, which generally pay for our products and services at a higher subscription fee level. The number of our registered user accounts increased from 71.7 million as of December 31, 2010 to 146.7 million as of December 31, 2011. The number of our average monthly active user accounts increased from 25.4 million for the three months ended December 31, 2010 to 52.3 million for the three months ended December 31, 2011. In line with the increase in our average monthly active user accounts, our average monthly paying user accounts increased from 3.2 million for the three months ended December 31, 2010 to 5.6 million for the three months ended December 31, 2011. Overseas users account for an increasing portion of our net revenues as we further expand consumer mobile security services in overseas markets. For the three months ended December 31, 2010, we had 0.7 million overseas average monthly paying user accounts, which was 21.3% of the total average monthly paying user accounts for that period, while for the three months ended December 31, 2011, we had 1.6 million overseas average monthly paying user accounts, which amounted to 29.4% of the total average monthly paying user accounts for that period. Net revenues attributable to overseas users as a percentage of our total net revenues increased from 35.1% in 2010 to 43.4% in 2011. Our net revenues from other services increased from US$2.4 million in 2010 to US$4.5 million in 2011, primarily due to an increase in net revenues from secured download and delivery services for mobile applications produced by third parties.

Cost of Revenues. Our cost of revenues increased by 55.2% from US$5.2 million in 2010 to US$8.1 million in 2011. The increase was primarily due to (i) an increase in customer acquisition cost from US$2.5 million in 2010 to US$3.3 million in 2011, primarily as payments to third-party websites and handset manufacturers increased as we acquired more active user accounts through these channels; (ii) an increase in fees charged by mobile payment service providers from US$1.0 million in 2010 to US$1.8 million in 2011; and (iii) an increase in staff cost, primarily in the form of salaries and benefits for employees that provide support directly related to our products and services from US$0.8 million in 2010 to US$1.8 million in 2011, which in turn primarily reflected the expansion of our product and service support teams.

Gross Profit and Margin. As a result of the foregoing, our gross profit increased by 160.9% from US$12.5 million in 2010 to US$32.6 million in 2011. Our gross margin increased significantly from 70.7% in 2010 to 80.2% in 2011. This increase was primarily due to (i) the fact that we collected a larger portion of our net revenues through prepaid card distributors in 2011 than 2010, since we launched the prepaid card payment channel in the fourth quarter of 2009. As we recognize net proceeds from prepaid card distributors as net of revenues, the cost of revenues associated with revenues gained through prepaid card distributors is lower, increasing our gross margin; and (ii) the fact that a larger portion of our net revenues, from 35.1% in 2010 to 43.4% in 2011, were generated from overseas users who generally pay for our products and services at a higher subscription fee level than Chinese users and the fact that a higher portion of overseas users pay for our products and services by prepaid cards which have lower cost of revenues.

Operating Expenses. Our operating expenses increased by 22.3% from US$22.1 million in 2010 to US$27.1 million in 2011.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 79.3% from US$4.4 million in 2010 to US$8.0 million in 2011. This increase was primarily due to (i) an increase in share-based compensation expenses for our sales and marketing personnel from US$0.1 million in 2010 to US$1.9 million in 2011, resulting from additional options and restricted shares granted to our sales and marketing personnel in 2011; (ii) an increase in marketing and advertising spending from US$1.8 million in 2010 to US$2.9 million in 2011, resulting from our increased effort in marketing and brand building; and (iii) to a lesser extent, an increase in staff costs, including salaries, benefits and commissions to our sales and marketing personnel, from US$1.6 million in 2010 to US$2.1 million in 2011.

General and Administrative Expenses. Our general and administrative expenses decreased by 4.9% from US$14.8 million in 2010 to US$14.0 million in 2011. The decrease was primarily due to significantly lower share-based compensation expenses for our general and administrative personnel from US$12.3 million in 2010 to US$7.9 million in 2011, partially offset by higher staff cost from US$0.9 million in 2010 to US$2.0 million in 2011, resulting mostly from salary increase and the hiring of additional senior executives, and higher legal and professional fees from US$0.2 million in 2010 to US$1.4 million in 2011, resulting mostly from the additional cost on legal and professional fees as a public company. The significantly higher share-based compensation in 2010 was primarily attributable to the grant of share options in December 2010, a significant portion of which was immediately vested upon grant.

Research and Development Expenses. Our research and development expenses increased by 72.2% from US$3.0 million in 2010 to US$5.1 million in 2011. The increase was primarily due to higher staff cost from US$2.2 million in 2010 to US$3.5 million in 2011 resulting mostly from salary increase and higher share-based compensation expenses from US$0.1 million in 2010 to US$0.7 million in 2011 for our research and development personnel as a result of additional options granted.

(Loss)/Income from Operations. As a result of the foregoing, we had an income from operations of US$5.5 million in 2011, compared with a loss from operations of US$9.6 million in 2010.

Foreign Exchange Gain and Interest Income. Foreign exchange gain was US$3.0 million in fiscal year 2011, compared with a loss of US$0.05 million in 2010. Foreign exchange gain was primarily attributable to the appreciation of RMB against U.S. dollar when a portion of our initial public offering proceeds was converted into RMB and placed in bank deposits from the second quarter of 2011 onwards. Interest income was US$1.3 million in 2011, compared with US$0.2 million in 2010. Interest income was primarily due to the higher deposit position resulting from the proceeds of our initial public offering in May 2011.

Income Tax Expense. Our income tax expense was US$0.4 million in 2010 and US$0.1 million in 2011. The income tax expense accrued for the 2011 was mainly attributable to our subsidiary in China.

Net (Loss)/Income attributable to NQ Mobile Inc. As a result of the foregoing, we had a net income of US$10.3 million in 2011 compared to a net loss of US$9.8 million in 2010.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

In July 2012, the FASB issued revised guidance on “Testing Indefinite-Lived Intangible Assets for Impairment.” The revised guidance applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Under the revised guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass a qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. There is no impact on our consolidated financial statements of adopting this guidance as there are no indefinite-lived intangible assets held by us for each of the three years ended and as of December 31, 2012.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance will not have a material effect on us.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through private placements of preferred shares to investors, the proceeds of our initial public offering in May 2011 and cash generated from operations. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months.

As of December 31, 2012, we had US$18.9 million in cash and cash equivalents, and US$101.5 million in term deposits. Cash and cash equivalents represent cash on hand, demand deposits and other short-term highly liquid investments placed with banks that have original maturities of three months or less and are readily convertible to known amounts of cash. Term deposits are bank deposits with maturity terms of four to twelve months, which expect no risk of principal loss. Most of them are located in PRC state-owned banks.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	(in thousands of dollars)
Net cash (used in)/provided by operating activities	(3,756)	11,840	19,513
Net cash used in investing activities	(9,455)	(47,091)	(68,569)
Net cash provided by/(used in) financing activities	28,893	82,711	(1,203)
Effect of exchange rate changes on cash and cash equivalents	580	4,084	(389)

Net increase/(decrease) in cash and cash equivalents	16,262	51,544	(50,648)
Cash and cash equivalents at the beginning of the year	1,704	17,966	69,510

Cash and cash equivalents at the end of the year	17,966	69,510	18,862

Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiary and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and offset future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiary and consolidated affiliated entities are restricted in their abilities to transfer net assets to us in the form of dividends, loans or advances. Total restricted net assets of our PRC subsidiary and consolidated affiliated entities were US$33.7 million, US$30.5 million and US$66.5 million as of December 31, 2010, 2011 and 2012, respectively. Furthermore, cash transfers from our PRC subsidiary to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We may rely principally on dividends and other distributions on equity paid by our PRC and HK subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and HK subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Operating Activities

Net cash provided by or used in operating activities consisted primarily of our net income/loss adjusted by non-cash adjustments, such as share-based compensation charges, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities amounted to US$19.5 million in 2012, which was primarily attributable to a net income of US$10.0 million, adjusted for certain non-cash expenses consisting principally of share-based compensation of US$24.5 million and depreciation and amortization of US$1.6 million, other income from ADR depositary arraignment and gain from step acquisition of US$3.2 million and by an increase in working capital. The increase in working capital was primarily attributed to an increase in accounts receivable of US$28.1 million, mainly from overseas mobile payment service providers that have longer credit terms, partially offset by an increase in accounts payable of US$5.3 million, deferred revenue of US$4.9 million and accrued expenses and other current liabilities of US$4.5 million.

Net cash provided by operating activities amounted to US$11.8 million in 2011, which was primarily attributable to a net income of US$10.3 million, adjusted for certain non-cash expenses consisting principally of share-based compensation of US$10.7 million and foreign exchange gain of US$3.0 million and an increase in working capital. The increase in working capital was primarily attributed to an increase in accounts receivable of US$11.6 million mainly from overseas mobile payment service providers that have longer credit terms, partially offset by an increase in deferred revenue of US$4.4 million due to our growth in net revenues.

Net cash used in operating activities amounted to US$3.8 million in 2010, which was primarily attributable to a net loss of US$9.8 million, adjusted for certain non-cash expenses consisting principally of share-based compensation of US$12.6 million and an increase in working capital. The increase in working capital was primarily attributed to an increase in accounts receivable of US$9.1 million mainly from overseas mobile payment service providers that have longer credit terms and an increase in other non-current assets of US$1.2 million as a result of the prepaid customer acquisition costs to Beijing Feiliu, partially offset by an increase in deferred revenue of US$2.1 million due to our growth in net revenues.

Investing Activities

Net cash provided by or used in investing activities largely reflected placement and maturities of term deposits, purchase of and proceeds from disposal of short-term investments, loan advanced to a mobile payment service provider and purchase of property and equipment and intangible assets.

Net cash used in investing activities amounted to US$68.6 million in 2012, primarily attributable to a net placement of term deposits of US$42.1 million, net placement of financial products of US$7.6 million, cash paid for equity investment of US$6.3 million, bridge loan and prepayment made in connection with completed and ongoing investments of US$11.3 million and purchase of property and equipment and intangible assets of US$2.3 million, partially offset by US$1.2 million cash acquired from business acquisitions.

Net cash used in investing activities amounted to US$47.1 million in 2011, primarily attributable to net placement of term deposits of US$47.1 million and purchase of domain name use right (www.nq.com) of US$1.6 million, partially offset by proceeds from the repayment of the advance to a mobile payment service provider of US$2.2 million.

Net cash used in investing activities amounted to US$9.5 million in 2010, primarily attributable to placement of term deposits of US$11.3 million, a loan advanced to a mobile payment service provider of US$2.3 million and disbursement of housing loans to employees of US$1.8 million, partially offset by maturity of term deposits of US$2.2 million, proceeds from disposal of available-for-sale investments of US$2.2 million and proceeds from the repayment of the advance to a mobile payment service provider of US$1.9 million.

Financing Activities

Net cash used in financing activities amounted to US$1.2 million in 2012, primarily attributable to the US$1.3 million used to repurchase our common stock as part of our 2012 Repurchase Plan (described in detail in “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”).

Net cash provided by financing activities amounted to US$82.7 million in 2011, primarily attributable to the proceeds of US$82.9 million from our initial public offering, partially offset by the listing expenses of US$3.9 million.

Net cash provided by financing activities amounted to US$28.9 million in 2010, attributable to proceeds of US$17.0 million from the issuance of Series C convertible redeemable preferred shares and proceeds of US$11.9 million from the issuance of Series C-1 convertible redeemable preferred shares.

Capital Expenditures

We made capital expenditures of US$0.6 million, US$2.3 million and US$2.3 million for the years ended December 31, 2010, 2011 and 2012, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development” for a description of the research and development aspect of our business and “Item 4. Information on the Company — B. Business Overview — Intellectual Property” for a description of the protection of our intellectual property.

Research and development expenses consist primarily of salaries and benefits for research and development personnel. We expect our research and development expenses to increase as we intend to hire more research and development personnel to increase performance levels of existing products and services and develop new products and services. We incurred US$3.0 million, US$5.1 million and US$9.6 million of research and development expenses in 2010, 2011 and 2012, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2012 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012 by specified categories:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands of dollars)
Operating Lease Obligations (1)	8,107	1,859	3,207	2,906	135

(1)	Operating lease obligations are primarily related to the lease of office spaces in mainland China, Taiwan and the United States. The expiration dates for these leases ranged from 2013 to 2018 and are renewable upon negotiation.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2012.

G.	Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Name	Age	Position/Title
Henry Yu Lin, Ph.D	37	Chairman, Co-Chief Executive Officer
Omar Sharif Khan	39	Director, Co-Chief Executive Officer
Vincent Wenyong Shi, Ph.D	36	Director, Chief Operating Officer
Xu Zhou	44	Director
James Ding	48	Independent Director
Jun Zhang	49	Independent Director
Ying Han	59	Independent Director
William Tiewei Li	49	Independent Director
Xiuming Tao	49	Independent Director
Zemin Xu	50	President
Suhai Ji	37	Chief Financial Officer
Bingshi Zhang	48	Vice President, Finance & HR
Will Yiwei Jiang	36	Vice President, Strategy
Gavin Kim	38	Chief Product Officer

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

Omar Sharif Khan has served as our co-chief executive officer since January 2012. Mr. Khan focuses on the global expansion of our business into markets such as North America, Latin America, Europe, Japan, Korea and India. He joined us from Citigroup, where he was managing director and global head of the Mobile Center of Excellence and led the Citigroup’s mobile development and delivery efforts globally from July 2011 to January 2012. Prior to that, from 2008 to 2011, Mr. Khan served in multiple senior executive roles at Samsung Mobile. During this tenure, he served as chief strategy officer and the chief product and technology officer and was responsible for Samsung Mobile’s strategy, product, technology, content and services functions. Prior to joining Samsung, Mr. Khan spent eight years at Motorola from 2000 to 2008, where his last role was vice president, global supply chain and business operations for the mobile devices business. Mr. Khan holds bachelor’s and master’s degrees in electrical engineering from the Massachusetts Institute of Technology. He also completed his graduate work in conjunction with the Sloan School of Management in the field of System Dynamics.

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

James Ding has served as our director since June 2007. Mr. Ding was appointed as our independent director in April 2012. Mr. Ding is also a general partner and managing director of the GSR Venture, LLP., a venture capital fund focusing on early stage technology companies in China. He also has served as the independent director of Baidu Inc., the leading Chinese language search engine listed on the Nasdaq Global Select Market, since August 2005. In 1993, Mr. Ding co-founded AsianInfo-Linkage, Inc., or AILK, a Nasdaq-listed company. He has served as the chairman of the board of directors of AILK since April 2003 and has served as a member of the board of AILK since its inception. He was AILK’s chief executive officer and president from May 1999 to April 2003. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University. Mr. Ding is also a graduate of the executive program of Haas Business School at University of California, Berkeley.

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

William Tiewei Li has served as our independent director since May 2012. Mr. Li has served as the general manager of Beijing Zhongchuang Telecom Test Co,. Ltd., or Beijing Zhongchuang, a company listed on Shanghai Stock Exchange, since 2001. Prior to that, Mr. Li held multiple positions at Beijing Zhongchuang from December 1998 to 2001, including assistant to the general manager and financial director. Prior to joining Beijing Zhongchuang, Mr. Li worked for World Capital Market (US) Investment Co., Ltd., or World Capital Market, from October 1997 to November 1998, during which he set up the Beijing representative office and served as the chief representative. Mr. Li joined World Capital Market from Jardin Fleming Securities Ltd. where he was mainly responsible for business related to B-shares and overseas listings from May 1996 to October 1997. Mr. Li holds a bachelor’s degree in engineering from Changchun University of Technology in China, a master’s degree in economics from Renmin University, and an MBA degree from the University of Edinburgh.

Xiuming Tao has served as our independent director since May 2012. Mr. Tao is a founding partner of JunZeJun Law Offices, where he has worked since 1995, and obtained multiple awards for his work in the legal field in China. Prior to that, Mr. Tao worked for the International Law Department of the Institute of Law of Chinese Academy of Social Sciences from 1992 to 1994 and worked at Tian Ping Law Office from 1989 to 1992. Mr. Tao holds a bachelor’s degree in law from the Law School of Jilin University and a master’s degree in law from the Graduate School of Chinese Academy of Social Sciences. In addition, Mr. Tao received a Ph.D degree from the Law School of University of International Business and Economics in China in 2007.

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

Bingshi Zhang has served as our vice president of finance since July 2010 and vice president of human resources since August 2011. From 2006 to 2009, Ms. Zhang worked at Net Movie Limited Company in various capacities, including as financial controller and vice president of finance. Before 2006, Ms. Zhang was a core member of the management team of China Finance Online Co. Ltd., a company listed on the Nasdaq Global Market, for five years, and she had extensive work experience related to Section 404 of the Sarbanes-Oxley Act of 2002. Ms. Zhang graduated from Renmin University with a bachelor’s degree in accounting.

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

Gavin Kim has served as our chief product officer since May 2012. Before joining our company, Mr. Kim held senior leadership positions with Microsoft as general manager for windows phone from September 2011 to May 2012 and with Samsung Mobile as vice president of value-added services and enterprise business from July 2008 to September 2011. He led product marketing, strategy and planning, and drove efforts to accelerate developer ecosystems and strategic business partnerships at both companies. Before that, he was a technology and software investor at Advanced Technology Ventures, an early-stage venture fund, from December 2006 to June 2008, and was with Motorola Mobile Devices as director of product operations from October 2003 to December 2006. From June 1999 to October 2003, Gavin was director of business development and sales at PacketVideo Corporation and was a consultant at Deloitte Consulting from June 1997 to June 1999. Gavin holds an MBA from Kellogg School of Management at Northwestern University and a Bachelor’s Degree in engineering from Cornell University.

Employment Agreements

We have entered into employment agreements with each of our executive officers. In general, we may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause by one-month/ thirty days prior written notice. An executive officer may terminate his or her employment with us by one-month/ thirty days prior written notice for certain reasons, in which case the executive officer is entitled to the same severance benefits as in the situation of termination by us without cause.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2012, we paid an aggregate of approximately US$1.84 million in cash to our executive officers and directors. We also paid an aggregate of approximately US$0.08 million in cash compensation and granted 44,310 restricted shares to our non-executive directors in 2012. For the fiscal year ended December 31, 2012, our PRC subsidiary made contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by law. We did not set aside or accrue any pension or other retirement benefits for our named executive officers and directors for the fiscal year ended December 31, 2012.

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

The 2011 Share Plan

Under the 2011 Share Plan, as amended, the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the plan shall be 13,000,000 plus an annual increase on the first day of each fiscal year, beginning in 2012, equal to the total number of shares underlying the options or other awards granted in the immediately preceding year that remain outstanding as of the same date, or such lesser amount of Class A common shares as determined by the board. Thus, unless our board of directors determines to add a lesser amount of shares to the number of shares reserved under the 2011 Share Plan on or before the first day of each fiscal year, the maximum number of shares that can be issued in that year pursuant to all awards granted under the 2011 Share Plan is 13,000,000. As of March 15, 2013, 6,078,255 restricted shares and options to purchase 16,100,820 Class A common shares have been granted and were outstanding under the 2011 Share Plan. In addition, as of March 15, 2013, 463,000 restricted ADSs were also granted and outstanding under the 2011 Share Incentive Plan; subject to the fulfillment of certain performance goals, up to 578,750 restricted ADSs shall become vested and non-forfeitable under the relevant award agreements.

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

The 2007 Global Share Plan

On June 7, 2007, we adopted our 2007 Global Share Plan to motivate, retain and attract talent and promote the success of our business. We amended the 2007 Global Share Plan on December 15, 2007, April 26, 2010, December 15, 2010 and February 28, 2011. Our board of directors authorized the issuance and reservation of up to 44,415,442 common shares under the Plan. As of March 15, 2013, options to purchase 14,728,541 common shares have been granted and were outstanding under the 2007 Global Share Plan.

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

The following table summarizes the options and restricted shares that our directors, executive officers and other individuals as a group beneficially and under the 2007 Global Share Plan and the 2011 Share Plan that were outstanding as of March 15, 2013. See “Item 5—A. Operating Results—Critical Accounting Policy—Share-Based Compensation” for equity awards granted to Mr. Khan, our director and co-chief executive officer.

Name	Class A Common Shares Underlying Outstanding Options/restricted shares		Class B Common Shares Underlying Outstanding Options/restricted shares	Exercise Price (US$/Share)	Grant Date	Expiration Date
Henry Yu Lin	—		*	1.52	February 28, 2011	(2)
Xu Zhou	—		—	0.07	November 8, 2007	(2)
Vincent Wenyong Shi	—		6,000,000	1.52	February 28, 2011	(2)
Ying Han	—		*	0.40	February 28, 2011	(2)
William Tiewei Li	*		—	N/A	July 10, 2012	(2)
	*		—	N/A	January 2, 2013
Xiuming Tao	*		—	N/A	July 10, 2012	(2)
	*		—	N/A	January 2, 2013
Suhai Ji	—		*	0.40	December 15, 2010	(2)
Zemin Xu	—		*	0.40	December 15, 2010	(2)
Bingshi Zhang	—		—	0.40	August 8, 2010	(2)
Will Yiwei Jiang	—		*	0.40	August 8, 2010	(2)
	—		*	1.52	March 15, 2011
	*		—	0.80	June 13, 2011
Gavin Kim	*	(1)	—	1.35	July 10, 2012	(2)
	*		—	N/A	July 10, 2012
	*		—	N/A	July 27, 2012
James Ding	*		—	N/A	January 2, 2013	(2)
Jun Zhang	*		—	N/A	January 2, 2013	(2)
Other individuals as a group	21,513,515		3,708,541	(3)	(3)	(2)

*	The aggregate number of common shares underlying the outstanding options held by the option grantee or restricted shares is less than 1% of our total outstanding shares.
(1)	We granted options to purchase 52,500 common shares as of July 10, 2012, 1,000,000 restricted shares as of July 10, 2012 and 2,062,500 restricted shares based on performance as of July 27, 2012.
(2)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.
(3)	We granted restricted shares and stock options to other individuals on the following dates with the following number of underlying class A common shares and at the following exercise prices: (i) on August 8, 2007, 4,260,000 shares, on November 8, 2007, 1,420,000 shares and on December 15, 2010, 5,500,000 shares, each with an exercise price of US$0.07 per share, (ii) on February 8, 2008, 3,779,500 shares, on August 8, 2008, 1,580,000 shares, on April 8, 2009, 4,649,500 shares and on December 8, 2009, 1,059,000 shares, each with an exercise price of US$0.25 per share, (iii) on August 8, 2010, 3,323,500 shares, on November 8, 2010, 235,500 shares and on December 15, 2010, 605,000 shares, each with an exercise price of US$0.40 per share, (iv) on March 15, 2011, 820,942 shares with an exercise price of US$1.52 per share, (v) on May 5, 2011, 1,075,000 restricted shares, (vi) on June 13, 2011, 3,675,000 shares with an exercise price of US$0.80 per share, (vii) on November 2, 2011, 1,000,000 shares with an exercise price of US$0.91 per share, (viii) on December 22, 2011, 4,029,500 shares with an exercise price of US$0.95 per share, (ix) on July 10, 2012, 3,932,950 shares with an exercise price of US$1.35 per share, (x) on July 10,2012, 1,265,475 restricted shares, (xi) on July 27, 2012, 166,250 restricted ADSs, (xii) on January 2, 2013, 6,037,000 shares with an exercise price of US$1.18 per share, (xiii) on January 2, 2013, 2,925,000 restricted shares, (xiv) On February 19, 2013, 189,105 restricted shares. Among the total number of shares underlying options granted to other individuals, 23,468,615 had been exercised, 3,252,551 had become expired or forfeited and 250,000 had been cancelled, leaving a total number of 25,222,056 shares outstanding.

C.	Board Practices

Our board of directors currently consists of nine directors, including five independent directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Ying Han, Mr. Jun Zhang and Mr. William Tiewei Li. Ms. Ying Han is the chairman of our audit committee. Each of Ms. Ying Han, Mr. Jun Zhang and Mr. William Tiewei Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for the following, among others:

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

Compensation Committee. Our compensation committee consists of Mr. Jun Zhang, Ms. Ying Han and Mr. Xiuming Tao. Mr. Zhang is the chairman of our compensation committee. Each of Mr. Zhang, Ms. Han and Mr. Tao satisfies the “independence” requirements of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, the following, among others:

•	reviewing and approving the total compensation package for our chief executive officers;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. James Ding, Mr. Jun Zhang and Ms. Ying Han, and is chaired by Mr. James Ding. Each of Mr. Ding, Mr. Zhang and Ms. Han satisfies the “independence” requirements of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for the following actions, among others:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of our company. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) becomes of unsound mind.

D.	Employees

We compete primarily on the basis of user base, services portfolio, technology know-how, research and development capabilities as well as relationships with key players in the mobile ecosystem, such as wireless carriers, handset manufacturers, chipmakers, distributors and retailers and third-party payment processors. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face increasing competition, which could reduce our market share and materially and adversely affect our business and results of operations.”

We had 378, 387 and 626 employees as of December 31, 2010, 2011 and 2012, respectively. .The following table sets forth the number of our employees by function as of December 31, 2012:

Operating Division	Number of Employees	Percentage of Total
General and administration	115	18.37%
Research and development	309	49.36%
Operations	151	24.12%
Business development	51	8.15%

Total	626	100.0%

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

Class A Common Shares

As of March 15, 2013, we had 151,833,654 Class A common shares outstanding (excluding 556,485 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of outstanding options). In addition, as of March 15, 2013, we have granted, and have outstanding, 45,304,476 restricted shares, 578,750 restricted ADSs and options to purchase a total of 14,728,541 Class A common shares and 16,100,820 Class B common shares to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see “Item 6.B. Compensation of Directors and Executive Officers.”

Class B Common Shares

As of March 15, 2013, we had 104,649,011 Class B common shares outstanding.

The following table sets forth information concerning the beneficial ownership of our common shares as of March 15, 2013, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after March 15, 2013, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 256,482,665 common shares outstanding as of March 15, 2013.

	Class A Common Shares Beneficially Owned		Class B Common Shares Beneficially Owned		Total Common Shares Beneficially Owned		Total Voting Power
	Number	% (1)	Number	% (2)	Number (3)	% (4)	% (5)
Directors and Executive Officers:**
Henry Yu Lin (6)	*	*	53,577,941	50.7%	54,231,691	21.1%	44.3%
Omar Sharif Khan (7)	5,688,422	3.7%	—	—	5,688,422	2.2%	*
Vincent Wenyong Shi (8)	*	*	53,602,941	50.1%	54,156,691	20.9%	44.0%
Xu Zhou (9)	*	*	50,352,941	48.1%	51,091,161	19.9%	42.1%
James Ding (10)	*	*	34,752,007	33.2%	35,742,507	13.9%	29.1%
Jun Zhang	—	—	—	—	—	—	—
Ying Han (11)	—	—	*	*	*	*	*
William Tiewei Li	—	—	—	—	—	—	—
Xiuming Tao	—	—	—	—	—	—	—
Zemin Xu (12)	—	—	*	*	*	*	*
Suhai Ji (13)	*	*	*	*	*	*	*
Bingshi Zhang (14)	*	*	—	—	*	*	*
Will Yiwei Jiang (15)	—	—	*	*	*	*	*
Gavin Kim (16)	*	*	—	—	*	*	*
All Directors and Executive Officers as a group	11,152,632	7.2%	93,592,656	85.1%	104,745,288	39.5%	75.4%
Principal Shareholders:
RPL Holdings Limited (17)	—	—	50,352,941	48.1%	50,352,941	19.6%	42.0%
GSR Ventures Funds (18)	*	*	34,752,007	33.2%	35,242,007	13.7%	29.0%
Sequoia Capital Funds (19)	—	—	15,940,523	15.2%	15,940,523	6.2%	13.3%

*	Less than 1% of our total outstanding shares.
**	Except for Mr. Omar Sharif Khan, Mr. James Ding, Mr. Jun Zhang, Ms. Ying Han, Mr. William Tiewei Li, Mr. Xiuming Tao and Mr. Gavin Kim, the business address of our directors and executive officers is c/o No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China. The business address of Mr. Omar Sharif Khan and Mr. Gavin Kim is 4514 Travis St, Dallas, Texas, 75205, United States of America. The business address of Mr. James Ding is Scotia Center, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands. The business address of Mr. Jun Zhang is 1F, Jade Bird Building, 207 Chengfu Road, Haidian District, Beijing 100871, The People’s Republic of China. The business address of Ms. Ying Han is Room 909, China World Tower 1, 1 Jianguomenwai Avenue, Beijing 100004, The People’s Republic of China. The business address of Mr. William Tiewei Li is C12/F, Beijing International Building, No.18 Zhongguancun Nan Dajie, Haidian District, Beijing 100081, The People’s Republic of China. The business address of Mr. Xiuming Tao is JunZeJun Law Offices, 6th Floor, South Tower, Financial Street Center, 9 Financial Street, Xicheng, Beijing 100033, The People’s Republic of China.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire, including upon exercise of the stock options or warrants, within 60 days after March 15, 2013. The calculation in the table below assumes there are 151,833,654 Class A common shares outstanding as of March 15, 2013 which excludes 556,485 Class A common shares represented by ADSs that are reserved for issuance upon the exercise of outstanding options, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of March 15, 2013.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by the sum of the number of Class B common shares outstanding and the number of Class B common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 15, 2013. The calculation in the table below assumes there are 104,649,011 Class B common shares outstanding as of March 15, 2013 and underlying share options held by such person or group that are exercisable within 60 days of March 15, 2013.
(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 15, 2013.
(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.
(6)	Represents (i) 653,750 Class A common shares in the form of ADSs held by Mr. Henry Yu Lin (ii) 2,100,000 Class B common shares held by Mr. Lin, (iii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Mr. Lin is a beneficiary, (iv) and 1,125,000 Class B common shares issuable upon the vested options held by Mr. Lin.
(7)	Represents (i) 2,521,755 restricted Class A common shares held by Mr. Omar Sharif Khan and (ii) 3,166,667 Class A common shares Mr.Khan has the right to acquire within 60 days after March 15, 2013.
(8)	Represents (i) 553,750 Class A common shares in form of ADSs held by Mr. Vincent Wenyong Shi, (ii) 1,000,000 Class B common shares held by Mr. Wenyong Shi, (iii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a family trust, of which Mr. Shi is a beneficiary, (iv) and 2,250,000 Class B common shares issuable upon the vested options held held by Mr. Shi. The business address of Mr. Shi is Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, China.
(9)	Represents (i) 738,220 Class A common shares that Mr. Zhou has the right to acquire within 60 days after March 15, 2013, and (ii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Mr. Zhou is a beneficiary.
(10)	Represents (i) 990,500 Class A common shares that Mr. Ding has the right to acquire within 60 days after March 15, 2013 and (ii)34,752,007 Class B common shares held by GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd, which we collectively refer to as GSR Ventures Funds. The general partner of GSR Ventures Funds is GSR Partners II, L.P., whose general partner is GSR Partners II, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Richard Lim, Sonny Wu, James Ding, Alexander Pan and Kevin Fong.

(11)	Represents Class B commons shares issuable upon exercise of the vested options held by Ms. Ying Han.
(12)	Represents Class B common shares issuable upon the vested options that Mr. Zemin Xu holds.
(13)	Represents Class A common shares and Class B commons shares issuable upon exercise of the vested options held by Mr. Suhai Ji.
(14)	Represents Class A common shares held by Ms. Bingshi Zhang.
(15)	Represents Class B common shares issuable upon the vested options that Mr. Yiwei Jiang holds.
(16)	Represents Class A common share Mr. Gavin Kim has the right to acquire within 60 days after March 15, 2013.
(17)	Represents 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a family trust, of which Mr. Henry Yu Lin, Mr. Xu Zhou and Mr. Vincent Wenyong Shi are beneficiaries. The business address of RPL Holdings Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.
(18)	Represents (i) 34,752,007 Class B common shares held by GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd, which we collectively refer to as GSR Ventures Funds and (ii) 490,000 Class A common shares represented by ADSs that have been allocated by the underwriters to the GSR Funds in the initial public offering. The general partner of GSR Ventures Funds, is GSR Partners II, L.P., whose general partner is GSR Partners II, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Richard Lim, Sonny Wu. James Ding, Alexander Pan and Kevin Fong. The business address of GSR Ventures Funds is Scotia Centre, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.
(19)	Represents 15,940,523 Class B common shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P., which we collectively refer to as Sequoia Capital Funds. The general partner of Sequoia Capital Funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprise Limited, a company wholly owned by Mr. Nanpeng Shen. The business address of Sequoia Capital Funds is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

As of March 15, 2013, 256,482,665 of our common shares were issued and outstanding, including 104,649,011 Class B common shares and 151,833,654 Class A common shares (excluding 556,485 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of our outstanding options). Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of March 15, 2013, 34,752,007 Class B common shares and 140,345,405 Class A common shares representing approximately 68.3% of our total outstanding shares were held by four record holders in the United States, which includes 140,345,405 Class A common shares held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

Contractual Arrangements

PRC laws currently restrict foreign ownership of businesses providing telecommunications value-added services. To comply with PRC laws, we provide our mobile security, privacy and productivity products and services through NQ Beijing’s contractual arrangements with Beijing Technology and its shareholders.

Agreements that Provide Us Effective Control over Beijing Technology

Business Operations Agreement. Pursuant to the business operations agreement dated as of June 5, 2007 and amended and restated as of June 6, 2012, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology, Beijing Technology must appoint the persons designated by NQ Beijing to be its directors, general manager, chief financial officer and any other senior officers. Beijing Technology agrees to accept the proposal provided by NQ Beijing from time to time relating to employment, daily business and financial management. Without NQ Beijing or its representative’s prior written consent, Beijing Technology shall not conduct any transaction which may materially affect its assets, business, personnel, rights, liabilities or operations. In addition, the shareholders of Beijing Technology irrevocably appointed a person designed by NQ Beijing as their attorney-in-fact to vote on their behalf on all matters of Beijing Technology requiring shareholder approval, including matters relating to the transfer of any or all of their respective equity interests in Beijing Technology, and appointment of the directors, chief executive officer, chief financial officer, and other senior management members of Beijing Technology. They further agree to withdraw such appointment and appoint another person as their power-in-fact per NQ’s request in any time. The shareholders of Beijing Technology agree to transfer any dividends, bonus or any other benefits or interests, which they received as the shareholders of Beijing Technology, to NQ Beijing without any conditions. This agreement is effective until NQ Beijing ceases to exist. NQ Beijing may terminate the agreement at any time by providing 30-day’s advance written notice to Beijing Technology and to each of its shareholders. Neither Beijing Technology nor any of its shareholders may terminate this agreement prior to the expiration date.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement dated as of August 6, 2007 and amended and restated as of June 6, 2012, among NQ Beijing and the shareholders of Beijing Technology, as amended, the shareholders of Beijing Technology pledge all of their respective equity interests in Beijing Technology to NQ Beijing, to guarantee Beijing Technology and its shareholders’ performance of their obligations under the exclusive technical consulting services agreement, equity disposition agreement and business operations agreement. If Beijing Technology and/or any of its shareholders breach their contractual obligations under these agreements, NQ Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without NQ Beijing’s prior written consent, shareholders of Beijing Technology shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice NQ Beijing’s interests. During the term of this agreement, Beijing Technology shall not distribute any dividends or profits; otherwise NQ Beijing is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire when, upon NQ Beijing’s written confirmation, Beijing Technology and its shareholders have fully performed their obligations under the exclusive technical consulting services agreement, equity disposition agreement and business operations agreement. We have registered the pledge of Beijing Technology’s equity interests with the Beijing Administration for Industry and Commerce, and thus are entitled to enforce the pledge against any third parties who may acquire the equity interests in Beijing Technology in good faith. See “Item 3. Key Information — D. Risk Factors — Risks Related to Out Corporate Structure — We rely on contractual arrangements with our consolidated affiliated entity in China and its shareholders for our operations, which may not be as effective as direct ownership in providing operational control and may negatively affect our ability to conduct our business.”

Agreements that Transfer Economic Benefits to Us

Exclusive Technical Consulting Services Agreement. Pursuant to the exclusive technical consulting services agreement dated as of June 5, 2007 between NQ Beijing and Beijing Technology, NQ Beijing has exclusive right to provide technical consulting services relating to, among other things, research and development of mobile anti-virus software, training for employees, transfer of research and development technology, public relations, market research and analysis, strategic planning and sales and marketing to Beijing Technology. Without NQ Beijing’s prior written consent, Beijing Technology shall not engage any third party for any of the technical consulting services provided under this agreement. In addition, NQ Beijing exclusively owns all intellectual property rights resulting from the performance of this agreement. Beijing Technology agrees to pay a quarterly service fee to NQ Beijing based on the percentage of revenue of Beijing Technology as set forth in this agreement. During the term of this agreement, NQ Beijing shall have the right to adjust the service fees. The term of this agreement expires upon the dissolution date of NQ Beijing under the laws and regulations of the PRC. NQ Beijing can terminate this agreement at any time by providing 30-day’s prior written notice. Beijing Technology is not permitted to terminate this agreement prior to the expiration date.

Agreements that Provide Us the Option to Purchase the Equity Interest in Beijing Technology

Equity Disposition Agreement. Pursuant to the equity disposition agreement dated as of June 5, 2007 and amended and restated as of June 6, 2012, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology, Beijing Technology’s shareholders grant NQ Beijing or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Beijing Technology. All of the equity interests in Beijing Technology can be acquired in considerations for the cancellation of all of the loans extended to Beijing Technology’s shareholders under the loan agreements mentioned below. NQ Beijing or its designated representative(s) have sole discretion to decide when to exercise such options, either in part or in full. NQ Beijing or its designated representative(s) is entitled to exercise the options an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the option, in whole or in part to any third party. Without NQ Beijing’s prior written consent, Beijing Technology’s shareholders shall not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The equity disposition agreement has a term of ten years, but may be extended at the sole option of NQ Beijing. NQ Beijing also has the right to require other parties to sign an updated equity disposition agreement instead of extending the existing one.

Loan Agreements. On June 5, 2007, NQ Beijing and the shareholders of Beijing Technology entered into a loan agreement, pursuant to which NQ Beijing extended interest-free loans to the shareholders of Beijing Technology with an aggregate amount of RMB6,122,500. In addition, NQ Mobile Inc. extended a loan in the amount of US$250,000 to the shareholders of Beijing Technology with an annual interest rate of 6.0%. In January 2011, NQ Mobile Inc., NQ Beijing and the shareholders of Beijing Technology entered into an agreement, which provides that the sole purpose of the loans in the amounts of RMB6,122,500 and US$250,000 is to provide funds necessary for the capital injection of Beijing Technology and that the obligations of the shareholders of Beijing Technology to repay such loans can only be fully performed by the sale of all of its equity interests to NQ Beijing or its designated representative(s) pursuant to the equity disposition agreement. On May 31, 2012, NQ Beijing and the shareholders of Beijing Technology entered into another loan agreement, pursuant to which NQ Beijing extended interest-free loans to the shareholders of Beijing Technology with an aggregate amount of RMB 40,000,000. We refer to these agreements collectively as the loan agreements. Without NQ Beijing’s prior written consent, the shareholders of Beijing Technology shall not approve any transaction which may significantly affect its assets, operations or liabilities. The term of the loan agreements is ten years, and may be extended if both parties agree in writing.

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

Form F-3 Registration Rights. Holders of registrable securities holding at least 20% in voting power of the registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price would exceed US$2,000,000) have the right to request that we file a registration statement of the registrable securities. When we are eligible for use of Form F-3 or Form S-3, any holder of any registrable security has the right to request that we file a registration statement thereunder at any time, but not more than twice during any twelve month period. We, however, are not obligated to effect a registration on Form F-3 if, among other scenarios, we have, within the six-months period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the registrable securities of such holders have been excluded (with respect to all or any portion of the registrable securities other holders requested be included in such registration). We have the right to defer filing of a registration statement for up to 60 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any twelve-month period and we may not register any other of our shares during such twelve-month period.

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

Expenses of Registration. We will pay all expenses relating to any demand, piggyback or Form F-3 registration, except each holder that exercised its demand registration rights shall bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of our company) of all selling expenses incurred in connection with registrations, filings or qualifications pursuant to such registration. We are also not required to pay for any expenses of any registration proceeding begun in response to holders’ exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to a few exceptions.

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

Housing Loans to Employees

During 2010, we entered into housing loan contracts with 10 employees, under which we provided interest-free housing loans to the employees in the amount of US$180,000 each. The employees were each required to repay a certain percentage of the loans immediately upon signing the relevant loan agreements and repay a fixed amount per month for the next five years. During 2011, we entered into an interest-free housing loan contract with another employee amounting to US$78,681 with a fixed amount of repayment each month for the next 15 years. During 2012, we entered into housing loan contracts with 4 employees amounting to RMB1,900,000 with a fixed amount of repayment each month for the next 10 or 15 years. The loan was guaranteed by RPL Holdings Limited. As of December 31, 2012, housing loans to employees recorded as other current assets and other non-current assets were US$0.2 million and US$0.3 million, respectively.

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

We are a holding company incorporated in the Cayman Islands. We may receive dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Regulations on Dividend Distribution.” Our board of directors has complete discretion on whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities — D. American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

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

Our ADSs, each representing five Class A common shares, have been listed on the New York Stock Exchange since May 5, 2011 and trade under the symbol “NQ.” The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	US$	US$
2011 (from May 5, 2011)
Full Year	11.90	3.46
Second Quarter (from May 5, 2011)	11.90	3.95
Third Quarter	7.94	3.73
Fourth Quarter	6.68	3.46

2012
Full Year	12.70	5.07
First Quarter	12.19	5.35
Second Quarter	12.70	6.67
Third Quarter	9.48	6.43
Fourth Quarter	8.45	5.07

2013
First Quarter of 2013	10.68	5.92
January	6.88	5.92
February	7.32	6.15
March	10.68	6.68
April (through April 12, 2013)	9.21	8.11

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2012 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Duties of Directors” and “— Terms of Directors and Officers.”

Common Shares

General. Our authorized share capital consists of 800,000,000 common shares, with a par value of US$0.0001 each. Our common shares are divided into 560,000,000 Class A common shares and 240,000,000 Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. All of our outstanding common shares are fully paid. Certificates representing the common shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

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

PRC Taxation

We are a holding company incorporated in the Cayman Islands, which holds 100% of our equity interests in our PRC subsidiary either directly or indirectly through our Hong Kong subsidiary. Our business operations are principally conducted through our PRC subsidiary. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As our Hong Kong subsidiary owns 100% of NQ Beijing, under the aforesaid arrangement, any dividends that NQ Beijing pays our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprise as described below or non-PRC tax resident enterprises with an establishment in the PRC and whose dividend incomes have connection with their establishments. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under Circular 601, such dividends would be subject to the withholding tax rate of 10%. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Tax Regulations.”

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or common shares and partners in such partnerships are urged to consult their tax advisors regarding an investment in our ADSs or common shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its average quarterly assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat Beijing Technology as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our consolidated financial statements.

Although we do not believe that we were classified as a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2012, there is a significant risk that we will become a PFIC for our current taxable year ending December 31, 2013 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles or challenge the classification of certain of our non-passive revenues as passive royalty income, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

The United States federal income tax rules that apply if we are classified as a PFIC for our current or future taxable years are generally discussed below under “Passive Foreign Investment Company Rules.” The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.

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

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the NYSE, which is a qualified exchange or market for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of ADSs would be treated as ordinary income, and loss on the sale or other disposition of ADSs would be treated as an ordinary loss, but only to the extent of the amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide U.S. Holders with the information needed to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs as described above.

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

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any taxes withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States or, in the event that the company is deemed to be a PRC resident under the PRC Enterprise Income Tax Law, the company is eligible for the benefits of the United States-PRC treaty. Dividends received on the ADSs or common shares are not expected to be eligible for the dividends received deduction allowed to corporations.

Although no assurances may be given, the ADSs are expected to be readily tradable on the NYSE, which is an established securities market in the United States. Since we do not expect that our common shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

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

Sale or Other Disposition of ADSs or Common Shares

Subject to the PRIC rules discussed above, a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss is subject to limitations. Each U.S. Holder is advised to consult with its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Dividend payments with respect to our ADSs or common shares and proceeds from the sale or other disposition of our ADSs or common shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting and backup withholding rules to their particular circumstances.

Individuals who are U.S. Holders, and who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Each U.S. Holder who is an individual is advised to consult its tax advisor regarding its reporting obligations under this legislation.

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

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed RMB to appreciate slowly against the U.S. dollar again, although there have been periods when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADRs	US$1.50 per certificate presented for transfer

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

Fees and Other Payments Made by the Depositary to Us

1.	Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. Since the commencement of our most recent fiscal year, we have received from the depositary a reimbursement of US$1.03 million.

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

We estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs was US$6.2 million for underwriting discounts and commissions and US$3.9 million for other expenses. We received net proceeds of approximately US$79.0 million from our initial public offering.

For the year ended December 31, 2012, we used net proceeds from our initial public offering as follows:

•	approximately US$17.6 million for the equity investment in newly acquired subsidiaries and associate companies engaging in complementary business.

•	approximately US$15.1 million for the expansion of sales and marketing activities.

•	approximately US$8.1 million for investment in technology, infrastructure and research and development activities.

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

Based on that evaluation, our management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

We have excluded NationSky, Beijing Feiliu and Beijing Red from our assessment of internal control over financial reporting as of December 31, 2012 because they were acquired by us in purchase business combinations during 2012. Their combined total assets represented approximately 8% of our consolidated total assets as of December 31, 2012, and their combined net revenue represented approximately 14% of our consolidated net revenue for the year ended December 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

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

We have undertaken certain remedial steps to address the material weakness, including hiring additional professionals with experience in U.S. GAAP and SEC reporting from reputable accounting firms, training our new and existing accounting staff, enhancing our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting department, increasing the level of interaction among our management, audit committee, implementing and formalizing internal control over financial reporting to comply with the requirements of Section 404 of the Sarbanes-Oxley Act and setting up new internal audit department. We have also set up an internal control process to timely assess new releases of U.S. GAAP and SEC regulations. Under the supervision and with the participation of our senior management, including our executive chairman, chief executive officers and our chief financial officer, we formed a taskforce led by senior management members in pursuing compliance with the requirements of Sarbanes-Oxley Act and are continuing to undertake measures to improve our internal control over financial reporting. These measures strengthened our accounting resources, improved our financial closing and reporting process and procedures, and developed and strengthened our internal audit function. As of December 31, 2012, we have concluded that the material weaknesses stated in Form 20-F for the year ended December 31, 2011 have been remediated.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officers, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on March 15, 2011. We have posted a copy of our code of business conduct and ethics on our website at http://ir.nq.com.

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

	For the Year Ended December 31,
	2010	2011	2012
	(in US$ thousands)
Audit fees (1)	147	1,030	2,015
Audit-related fees (2)	—	1,211	110
Tax fees (3)	38	62	666

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the integrated audit and the review of our comparative interim financial information.
(2)	“Audit related fees” represents review and comment on internal control over financial reporting readiness work.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2012.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 26, 2012, our board of directors approved a share repurchase plan (the “2012 Repurchase Plan”), pursuant to which we were authorized to repurchase, over the next twelve months, our own ADSs with an aggregate value of up to US$20 million, to be funded out of our existing cash balance. Under the 2012 Repurchase Plan, we were authorized to effect a share repurchase on the open market at prevailing market prices in privately negotiated transactions, in block trades and/or through other legally permissible means from time to time as market conditions, in the judgment of our management, warrant, in accordance with all applicable rules and regulations. As of February 28, 2012, we purchased 523,269 ADSs with a total consideration of approximately US$3.22 million from the open market under the 2012 Repurchase Plan.

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced 2012 Repurchase Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the 2012 Repurchase Plan
November 2012	0	US$	0	0	US$	20,000,000
December 2012	217,758	US$	6.1838	217,758	US$	18,653,422
January 2013	284,211	US$	6.1137	284,211	US$	16,915,855
February 2013	21,300	US$	6.3057	21,300	US$	16,781,543
Total	523,269	US$	6.1507	523,269	US$	16,781,543

(1)	Each ADS represents five Class A common shares.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item  18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of NQ Mobile Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.4	Third Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated as of November 12, 2010 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.1	Amended and Restated 2007 Global Share Plan and amendments thereto (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.2*	2011 Share Incentive Plan, as amended

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.4	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.5*	English translation of Amended and Restated Business Operations Agreement, dated as of June 6, 2012, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology

Exhibit Number	Description of Document
4.6*	English translation of Amended and Restated Equity Interest Pledge Agreement, dated as of June 6, 2012, among NQ Beijing and the shareholders of Beijing Technology

4.7	English translation of Exclusive Technical Consulting Services Agreement, as amended, dated as of June 5, 2007, between NQ Beijing and Beijing Technology (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.8*	English translation of Amended and Restated Equity Disposition Agreement, dated as of June 6, 2012, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology

4.9	English translation of Patented Technology License Agreement, dated as of January 7, 2011, among Mr. Henry Yu Lin, Mr. Vincent Wenyong Shi, and Mr. Xianle Ni. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.10	English translation of Loan Agreements, dated as of June 5, 2007, as amended, among NQ Beijing, NQ Mobile Inc. and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.11*	English translation of Loan Agreements, dated as of May 31, 2012 among NQ Beijing and the shareholders of Beijing Technology

4.12	English translation of Value-Added Information Services Channel Cooperation Agreement (Overseas), dated as of April 1, 2010, as amended, between NQ Mobile Inc. and Tianjin Yidatong Technology Development Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.13*†	English translation of Wireless Value-Added Application Services Channel Cooperation Agreement (Domestic), dated as of June 1, 2012, as amended, between Beijing Technology and Tianjin Yidatong Technology Development Co., Ltd.

4.14	English translation of Framework Agreement on Value-Added Services for Mobile Security, dated as of January 2, 2008, between Beijing Technology and China Mobile Communications Corporation (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.15	English translation of Business Cooperation Agreement, dated as of May 20, 2010, between Beijing Technology and China Mobile Group Beijing Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.16*	English translation of the Capital Increase and Stock Transfer Agreement among Beijing Technology, NationSky, Shuli Hou and Wen Yang dated as of May 2, 2012

4.17*	English translation of the Shareholders’ Agreement among Beijing Technology, NationSky and Shuli Hou, dated as of May 2, 2012

4.18*	English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc. and Gather Benefit Holding Limited, dated as of May 2, 2012

Exhibit Number	Description of Document
4.19*	English translation of the Stock Transfer Agreement among Beijing Technology, Beijing Feiliu and the original shareholders of Beijing Feiliu dated as of November 12, 2012

4.20*	English translation of the Restricted Common Shares Purchase Agreement among NQ Mobile Inc., Beijing Feiliu and Zhong Liang, dated as of November 12, 2012

4.21*	Lock-up Agreement between NQ Mobile Inc. and RPL Holdings Limited, dated as of September 5, 2012

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Jincheng Tongda & Neal

15.3*	Consent of Independent Registered Public Accounting Firm

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F
†	Confidential treatment requested for certain confidential portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 19, 2013	NQ MOBILE INC.

	By:	/s/ Henry Yu Lin
	Name:	Henry Yu Lin
	Title:	Chairman and Co-Chief Executive Officer

NQ Mobile Inc.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of NQ Mobile Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, shareholders’ (deficit)/equity and cash flows present fairly, in all material respects, the financial position of NQ Mobile Inc. (the “Company”) and its subsidiaries at December 31, 2012 and, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s annual report on internal control over financial reporting appearing in Item 15 of this Form 20F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which was an integrated audit in 2012. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in management’s annual report on internal control over financial reporting, management has excluded Beijing NationSky Network Technology Co., Ltd. (“NationSky”), Beijing Feiliu Jiutian Technology Co., Ltd. (“Beijing Feiliu”) and Beijing Red Infinity Technology Co., Ltd.(“Beijing Red”), from its assessment of internal control over financial reporting as of December 31, 2012 because they were acquired by the Company in purchase business combinations during 2012. We have also excluded NationSky, Beijing Feiliu and Beijing Red from our audit of internal control over financial reporting. NationSky is a majority-owned and Beijing Feiliu and Beijing Red are wholly-owned subsidiaries of the Company whose total assets and net revenue represent 8% and 14% respectively, of the Company’s consolidated financial statements amounts as of and for the year ended December 31, 2012.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

April 19, 2013

NQ MOBILE INC.

Consolidated Balance Sheets

(In thousands, except for share data)

		As of December 31,
	Notes	2011	2012
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		69,510	18,862
Term deposits		58,563	101,503
Short-term investments	5	—	7,573
Accounts receivable, net of allowance of US$636 and US$1,095 as of December 31, 2011 and 2012, respectively		21,379	54,475
Inventory	6	—	429
Prepaid expenses and other current assets	7	6,806	17,014

Total current assets		156,258	199,856

Equity investment in associates	8	1,182	13,978
Property and equipment, net	9	1,078	2,434
Intangible assets, net	10	1,590	13,213
Goodwill	11	—	17,958
Other non-current assets	23	374	279

Total Assets		160,482	247,718

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$743 and US$6,019 as of December 31, 2011 and 2012 respectively)		1,014	7,399
Receipt in advance (including receipt in advance of the consolidated variable interest entities without recourse to the Company of US$0 and US$0 as of December 31, 2011 and 2012 respectively)		—	322
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$2,027 and US$3,737 as of December 31, 2011 and 2012 respectively)		7,090	12,234
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$1,274 and US$4,629 as of December 31, 2011 and 2012 respectively)	13	3,656	11,798
Tax payable (including tax payable of the consolidated variable interest entities without recourse to the Company of US$349 and US$576 as of December 31, 2011 and 2012 respectively)	15	368	533
Deferred tax liabilities, current (including deferred tax liability, current of the consolidated variable interest entities without recourse to the Company of US$103 and US$0 as of December 31, 2011 and 2012 respectively)	15	103	—

Total current liabilities		12,231	32,286

Noncurrent liabilities:
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$0 and US$1,910 as of December 31, 2011 and 2012 respectively)	15	—	1,910
Other non-current liabilities (including other non-current liabilities of the consolidated variable interest entities without recourse to the Company of US$0 and US$0 as of December 31, 2011 and 2012 respectively)		—	173

Total Liabilities		12,231	34,369

Commitments and contingencies	22
SHAREHOLDERS’ EQUITY
Class A common shares
(US$0.0001 par value, 560,000,000 and 560,000,000 shares authorized; 55,953,690 and 136,120,102 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	18	6	13
Class B common shares
(US$0.0001 par value, 240,000,000 and 240,000,000 shares authorized; 160,664,773 and 105,152,531 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	18	16	11
Additional paid-in capital		157,064	208,426
Statutory reserve		—	2,938
Treasury stock	18	—	(1,346)
Accumulated deficit		(11,743)	(5,251)
Accumulated other comprehensive income	19	2,841	3,231

Total NQ Mobile Inc.’s shareholders’ equity		148,184	208,022

Non-controlling interest		67	5,327

Total shareholders’ equity		148,251	213,349

Total Liabilities and Shareholders’ Equity		160,482	247,718

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

Consolidated Statements of Comprehensive Income

(In thousands, except for share and per share data)

		For the Year Ended December 31,
	Notes	2010	2011	2012
		US$	US$	US$
Net revenues
Service Revenues
Consumer mobile security		15,268	36,202	67,938
Enterprise mobility		—	—	3,249
Mobile games and advertising		—	—	664
Other services		2,427	4,469	10,614
Product Revenues
Enterprise mobility		—	—	9,303

Total net revenues		17,695	40,671	91,768

Cost of revenues*
Cost of services		(5,193)	(8,057)	(16,773)
Cost of products sold		—	—	(8,966)

Total cost of revenues		(5,193)	(8,057)	(25,739)

Gross profit		12,502	32,614	66,029

Operating expenses
Selling and marketing expenses*		(4,436)	(7,955)	(17,396)
General and administrative expenses*		(14,750)	(14,024)	(36,776)
Research and development expenses*		(2,959)	(5,095)	(9,585)

Total operating expenses		(22,145)	(27,074)	(63,757)

(Loss)/Income from operations		(9,643)	5,540	2,272

Interest income		234	1,342	3,193
Realized (loss)/gain on available-for-sale investments		(102)	29	—
Foreign exchange (loss)/gain, net		(46)	3,011	67
Gain on change of interest in an associate		—	—	943
Other income, net		135	306	3,364

(Loss)/Income before income taxes		(9,422)	10,228	9,839

Income tax expense	15	(401)	(97)	(420)
Share of (loss)/profit from an associate	8	(7)	119	543

Net (loss)/income		(9,830)	10,250	9,962

Net loss/(income) attributable to the non-controlling interest		3	1	(532)

Net (loss)/income attributable to NQ Mobile Inc.		(9,827)	10,251	9,430

Accretion of redeemable convertible preferred shares	17	(1,533)	(535)	—
Beneficial conversion feature of redeemable convertible preferred shares	17	(5,693)	—	—
Allocation of net income to participating preferred shareholders	17	—	(1,595)	—

Net (loss)/income attributable to common shareholders		(17,053)	8,121	9,430

Net (loss)/income		(9,830)	10,250	9,962
Other comprehensive income
Foreign currency translation adjustments		689	1,249	390
Disposal of available-for-sale investments		(42)	—	—

Other comprehensive income		647	1,249	390

Comprehensive (loss)/income		(9,183)	11,499	10,352

Comprehensive loss/(income) attributable to the non-controlling interest		3	1	(532)

Comprehensive (loss)/income attributable to NQ Mobile Inc.		(9,180)	11,500	9,820

Net (loss)/earnings per Class A and Class B common share, basic	16	(0.34)	0.05	0.04
Net (loss)/earnings per Class A and Class B common share, diluted	16	(0.34)	0.04	0.04
Net (loss)/earnings per ADS, basic	16	(1.72)	0.23	0.20
Net (loss)/earnings per ADS, diluted	16	(1.72)	0.21	0.18
Weighted average number of common shares outstanding:
Basic		49,683,230	173,373,462	235,257,651
Diluted		49,683,230	193,537,974	255,722,551
Weighted average number of ADS outstanding:
Basic		9,936,646	34,674,692	47,051,530
Diluted		9,936,646	38,707,594	51,144,510
* Share-based compensation expense included in:	14
Cost of revenues		19	130	214
Selling and marketing expenses		102	1,923	2,342
General and administrative expenses		12,299	7,895	20,534
Research and development expenses		146	724	1,453

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

Consolidated Statements of Shareholders’ (Deficit)/Equity

(In thousands, except for share data)

	Attributable to NQ Mobile Inc.’s Shareholders’ (Deficit)/ Equity								Total Shareholders’ (Deficit)/Equity
	Common Shares			Statutory reserve	Treasury Stock	Accumulated deficit	Accumulated Other Comprehensive Income	Non- Controlling Interest
	Number of Shares	Amount	Additional Paid-in Capital
		US$	US$	US$	US$	US$	US$	US$	US$

Balance as of January 1, 2010	50,352,941	5	973	—	—	(12,167)	945	71	(10,173)

Share-based compensation (Note 14)	—	—	12,566	—	—	—	—	—	12,566
Accretion of redeemable convertible preferred shares (Note 17)	—	—	(1,533)	—	—	—	—	—	(1,533)
Recognition of beneficial conversion feature (Note 17)	—	—	5,693	—	—	—	—	—	5,693
Amortization of beneficial conversion feature (Note 17)	—	—	(5,693)	—	—	—	—	—	(5,693)
Disposal of available-for-sale investments	—	—	—	—	—	—	(42)	—	(42)
Foreign currency translation adjustment	—	—	—	—	—	—	689	—	689
Net loss	—	—	—	—	—	(9,827)	—	(3)	(9,830)

Balance as of December 31, 2010	50,352,941	5	12,006	—	—	(21,994)	1,592	68	(8,323)

Share-based compensation (Note 14)	—	—	10,672	—	—	—	—	—	10,672
Accretion of redeemable convertible preferred shares (Note 17)	—	—	(535)	—	—	—	—	—	(535)
Conversion of Series A convertible preferred shares into common shares (Note 17)	33,250,000	3	3,239	—	—	—	—	—	3,242
Conversion of Series B redeemable convertible preferred shares into common shares (Note 17)	34,926,471	4	17,169	—	—	—	—	—	17,173
Conversion of Series C redeemable convertible preferred shares into common shares (Note 17)	29,687,500	3	16,980	—	—	—	—	—	16,983
Conversion of Series C-1 redeemable convertible preferred shares into common shares (Note 17)	16,773,301	2	14,113	—	—	—	—	—	14,115
Issuance of common shares net of issuance costs (Note 18)	38,750,000	4	78,956	—	—	—	—	—	78,960
Exercise of options	12,878,250	1	4,464	—	—	—	—	—	4,465
Foreign currency translation adjustment	—	—	—	—	—	—	1,249	—	1,249
Net profit/(loss)	—	—	—	—	—	10,251	—	(1)	10,250

Balance as of December 31, 2011	216,618,463	22	157,064	—	—	(11,743)	2,841	67	148,251

Exercise of options and restricted shares issued, net of shares withheld for employee taxes	18,520,900	1	287	—	—	—	—	—	288
Share-based compensation (Note 14)	—	—	24,543	—	—	—	—	—	24,543
Issuance of shares in connection with acquisitions (Note 4)	14,646,647	1	20,616	—	—	—	—	—	20,617
Stock repurchase (Note 18)	(1,088,790)	—	—	—	(1,346)	—	—	—	(1,346)
Appropriation to statutory reserve	—	—	—	2,938	—	(2,938)	—	—	—
Issuance of shares in connection with equity investment (Note 8)	3,821,655	—	5,916	—	—	—	—	—	5,916
Foreign currency translation adjustment	—	—	—	—	—	—	390	—	390
Fair value of 45% non-controlling interests of NationSky at acquisition (Note 4)	—	—	—	—	—	—	—	4,795	4,795
Deregistration of Fuzhou NetQin	—	—	—	—	—	—	—	(67)	(67)
Net profit	—	—	—	—	—	9,430	—	532	9,962

Balance as of December 31, 2012	252,518,875	24	208,426	2,938	(1,346)	(5,251)	3,231	5,327	213,349

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

Consolidated Statements of Cash Flows

(In thousands)

	For the Year Ended December 31,
	2010	2011	2012
	US$	US$	US$
Cash flows from operating activities:
Net (loss)/income	(9,830)	10,250	9,962
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	402	597	1,627
Allowance for doubtful accounts	315	321	459
Share-based compensation	12,566	10,672	24,543
Deferred income tax	183	(84)	(182)
Foreign exchange loss/(gain), net	46	(3,011)	(67)
Share of loss/(profit) from an associate	7	(119)	(543)
Gain on change of interest in an associate	—	—	(943)
Realized loss/(gain) on disposal of available-for-sale investments	102	(14)	—
Other income from ADR depositary arrangement and gain from step acquisition	—	(214)	(3,202)
Changes in operating assets and liabilities:
Accounts receivable	(9,087)	(11,628)	(28,102)
Inventory	—	—	(35)
Prepaid expenses and other current assets	(588)	(1,911)	43
Other non-current assets	(1,247)	269	228
Accounts payable	(50)	396	5,339
Deferred revenue	2,132	4,400	4,946
Receipt in advance	—	—	322
Accrued expenses and other current liabilities	1,043	1,844	4,539
Tax payable	250	72	165
Other non-current liabilities	—	—	414

Net cash (used in)/provided by operating activities	(3,756)	11,840	19,513

Cash flows from investing activities:
Placement of term deposits	(11,279)	(51,463)	(93,761)
Maturities of term deposits	2,197	4,331	51,626
Purchase of available-for-sale investments	(13)	—	(10,755)
Advances to Tianjin Yidatong Technology Development Co., Ltd.	(2,279)	—	—
Proceeds from the repayment of the advance to Tianjin Yidatong Technology Development Co., Ltd.	1,921	2,196	—
Disbursements from the lending of the housing loans to employees	(1,798)	(79)	(302)
Proceeds from the repayments of the housing loans to employees	1,200	180	110
Proceeds from disposals of available-for-sale investments	2,181	14	3,182
Cash paid for equity investment	(1,007)	—	(6,272)
Net cash acquired from the business acquisitions	—	—	1,225
Bridge loans in connection with completed and ongoing investments	—	—	(11,288)
Purchase of property and equipment and intangible assets	(578)	(2,270)	(2,334)

Net cash used in investing activities	(9,455)	(47,091)	(68,569)

Cash flows from financing activities:
Proceeds from issuance of Series C convertible redeemable preferred shares (net of issuance costs of US$21)	16,978	—	—
Proceeds from issuance of Series C-1 convertible redeemable preferred shares (net of issuance costs of US$5)	11,915	2,200	—
Proceeds from initial public offering (net of underwriters’ commission of US$6,239)	—	82,886	—
Proceeds from exercising of share options	—	1,551	920
Payments of listing expenses	—	(3,926)	—
Cash distributed to non-controlling shareholder upon disposal	—	—	(67)
Repayment of bank loans	—	—	(710)
Repurchase common stock	—	—	(1,346)

Net cash provided by/(used in) financing activities	28,893	82,711	(1,203)

Effect of exchange rate changes on cash and cash equivalents	580	4,084	(389)
Net increase/(decrease) in cash and cash equivalents	16,262	51,544	(50,648)

Cash and cash equivalents at the beginning of the year	1,704	17,966	69,510

Cash and cash equivalents at the end of the year	17,966	69,510	18,862

Supplemental disclosures of cash flow information:
Cash paid for income taxes	—	16	297
Supplemental disclosures of non-cash investing and financing activities:
Issuance of common shares in business combination (Note 4)	—	—	20,617
Issuance of common shares in equity investment(Note 8)	—	—	5,916
Accretion of redeemable convertible preferred shares	1,533	535	—
Beneficial conversion feature of redeemable convertible preferred shares	5,693	—	—
Issuance of Series C-1 redeemable convertible preferred shares not paid until January 2011	2,200	—	—
Conversion of preferred shares to common shares	—	51,513	—
Purchase of property and equipment financed by accounts payable	40	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a) Principal activities

NQ Mobile Inc. (“NQ Mobile”, or the “Company”), through its subsidiaries, its variable interest entity (“VIE”), and the VIE’s subsidiaries is principally engaged in the provision of mobile Internet services in the People’s Republic of China (the “PRC” or “China”) and overseas markets. NQ Mobile’s service portfolio includes mobile security and privacy protection, mobile games and advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. The Company, its subsidiaries, its VIE and the VIE’s subsidiaries are hereinafter collectively referred to as the “Group”.

(b) Reorganization

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

In May 2007, the Company established NQ Mobile (Beijing) Co., Ltd. (“NQ Beijing”) as a wholly foreign-owned enterprise in the PRC. In June 2007, the Company undertook a reorganization (the “Reorganization”) to become the ultimate holding company of the Group. Prior to the Reorganization, the Group’s business was operated by Beijing NQ Technology Co. Ltd. (“Beijing Technology”), a company wholly owned and controlled by the Founders, which commenced operations on October 21, 2005. By entering into a series of agreements (collectively, “VIE Agreements”) with the Founders and NQ Beijing, Beijing Technology became a variable interest entity whose primary beneficiary is NQ Beijing. Consequently, the Company as the parent of NQ Beijing became the ultimate primary beneficiary of Beijing Technology and has consolidated financial statements of Beijing Technology and its subsidiary. Beijing Technology was the predecessor of the Group and operated all of the business of the Group prior to the Reorganization.

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

(c) Subsidiaries, VIE and a VIE’s subsidiaries

As of December 31, 2012, details of the Company’s subsidiaries, VIE and the VIE’s subsidiaries are as follows.

Name	Date of Incorporation	Place of Incorporation	Relationship	Principal Activities
Subsidiaries
NQ International Ltd. (“NQ HK”) *	April 26, 2010	Hong Kong	Wholly-owned subsidiary	Consumer mobile security services in overseas markets

NQ Mobile US Inc. (“NQ US”)**	November 5, 2010	United States	Wholly-owned subsidiary	Market intelligence and information analysis

Taiwan NQ Technology Limited (“NQ Taiwan”)	December 2, 2011	Taiwan	Wholly-owned subsidiary	Marketing and sales development

NQ Mobile International AG	June 19, 2012	Switzerland	Wholly-owned subsidiary	Worldwide purchase, sale and general distribution of software products

NQ Beijing	May 15, 2007	The PRC	Wholly-owned subsidiary	Consumer mobile security services in PRC and overseas markets, and technology consulting and services

NQ Mobile Lux S.A.	September 6, 2012	Luxembourg	Wholly-owned subsidiary	Management of Intellectual properties

NQ Mobile(Chengdu) Co., Ltd.	December 26, 2012	The PRC	Wholly-owned subsidiary	Software design and development for computer and mobile devices and other technology consulting services
Variable Interest Entity
Beijing Technology	October 21, 2005	The PRC	VIE	Consumer mobile security services in PRC market and research and development
Subsidiaries of VIE
Qingyun(Tianjin) Financial Management Co., Ltd. (“Tianjin Qingyun”)	February 21, 2012	The PRC	Wholly-owned subsidiary of the VIE	Financial management services

Beijing NationSky Network Technology Co., Ltd. (“NationSky”)	May 31, 2012	The PRC	Subsidiary of the VIE	Enterprise mobility services

Beijing Feiliu Jiutian Technology Co., Ltd. (“Beijing Feiliu”)	November 30, 2012	The PRC	Wholly-owned subsidiary of the VIE	Mobile games and advertising

Beijing Red Infinity Technology Co., Ltd. (“Beijing Red”)	November 30, 2012	The PRC	Wholly-owned subsidiary of Beijing Feiliu	Development and operation of mobile games

*	NetQin International Ltd. was renamed to NQ International Ltd. on August 1, 2012.
**	NetQin US Inc. was renamed to NQ Mobile US Inc. on December 14, 2011.

Fuzhou NetQin Mobile Information Co., Ltd. (“Fuzhou NetQin”) was deregistered on February 23, 2012.

(d) Variable Interest Entity

To comply with relevant PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide mobile value added service and hold service provider (“SP”) license through mobile Internet in China, the Group conducts substantially all its operations through Beijing Technology which holds the SP licenses and approvals to provide such services in China. The VIE Agreements entered into among NQ Beijing, Beijing Technology and the Founders enable the Company, through NQ Beijing to:

•	exercise effective control over Beijing Technology;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks of expected losses from Beijing Technology as if it were its sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in Beijing Technology.

Management evaluated the relationships among the Company, NQ Beijing and Beijing Technology and concluded that NQ Beijing is the primary beneficiary of Beijing Technology and its subsidiaries.

As a result, the results of operations, assets and liabilities of Beijing Technology and its subsidiaries have been included in the Company’s consolidated financial statements.

The following is a summary of the VIE agreements:

Exclusive Technical Consulting Services Agreement

Under the exclusive technical consulting services agreement between NQ Beijing and Beijing Technology, NQ Beijing has the exclusive right to provide to Beijing Technology the technical consulting services related to Beijing Technology’s business operations. NQ Beijing owns the intellectual property rights developed by either NQ Beijing or Beijing Technology in the performance of this agreement. Beijing Technology pays to NQ Beijing quarterly service fees, determined unilaterally by NQ Beijing. The quarterly service fees are eliminated upon consolidation. This agreement is effective until NQ Beijing ceases to exist or is terminated at NQ Beijing’s sole discretion by giving 30 day’s advanced notice to Beijing Technology.

Business Operation Agreement

Under the business operation agreement among NQ Beijing, Beijing Technology and the Founders, Beijing Technology agrees to accept the guidance and advice provided by NQ Beijing on Beijing Technology’s daily operations and financial management systems. The Founders must secure the appointments of Beijing Technology’s directors and senior management per NQ Beijing’s designation. Beijing Technology and the Founders also agree that without the prior consent of NQ Beijing, Beijing Technology will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of Beijing Technology. In addition, the Founders irrevocably appointed NQ Beijing to vote on their behalf on all matters, including matters relating to the transfer of any or all of their respective equity interests in Beijing Technology, and appointments of the directors, chief executive officer, chief financial officer, and other senior management of Beijing Technology. This agreement is effective until NQ Beijing ceases to exist or is terminated at NQ Beijing’s sole discretion by giving 30 days’ advanced notice to Beijing Technology and the Founders.

Equity Disposition Agreement

Under the equity disposition agreement among the Founders, Beijing Technology and NQ Beijing, the Founders irrevocably granted NQ Beijing or its designated party an exclusive option to purchase from the Founders, to the extent permitted under PRC law, all or part of the equity interests in Beijing Technology for the minimum amount of consideration permitted by the PRC law. NQ Beijing or its designated party has sole discretion to decide when to exercise the option, either in part or in full. Without NQ Beijing’s consent, the Founders agree not to transfer, pledge, or otherwise dispose of their equity interest of Beijing Technology in any way. This agreement is effective for 10 years and renewable at NQ Beijing’s sole discretion for terms same as the original agreement terms.

Equity Interest Pledge Agreement

Pursuant to equity interest pledge agreement between NQ Beijing and the Founders, the Founders have pledged their respective equity interests in Beijing Technology to secure the Founders and Beijing Technology’s obligation under other agreements and for the payment by Beijing Technology under the exclusive technical consulting services agreement. The Founders agree that they shall not sell, mortgage or dispose of any of Beijing Technology’s equity interest without prior written consents from NQ Beijing. This agreement is terminable only when the Founders and Beijing Technology’s obligation under the above three agreements have been fulfilled.

Loan Agreements

The Company and its subsidiaries have granted interest-free loans to the Founders with the sole purpose of providing funds necessary for the capital injection of Beijing Technology. Without the prior consent of the Company, the Founders will not approve any transaction including merger, acquisition, new investments and etc., significantly affecting their shareholder rights of Beijing Technology. The loan is due if NQ Beijing decides to exercise its exclusive purchase option under the equity disposition agreement. The loan is settled fully and only by the Founders transferring their equity interest of Beijing technology according to the equity disposition agreement and using the proceeds to pay off the loans. The interest-free loans to the Founders as of December 31, 2011 and 2012 were US$1,222 and US$7,588, respectively. The loans for capital injection are eliminated with the capital of Beijing Technology during consolidation.

Risks in Relation to the VIE Structure (see Note 3(e))

The following consolidated financial information of VIE was included in the accompanying consolidated financial statements:

		As of December 31,
		2011	2012
		US$	US$
Total assets		84,873	198,669
Total liabilities		86,144	163,761

	For the Year Ended December 31,
	2010	2011	2012
	US$	US$	US$
Total net revenue	11,400	23,039	54,461
Net income / (loss)	2,829	(3,829)	4,399

	For the Year Ended December 31,
	2010	2011	2012
	US$	US$	US$
Net increase/(decrease) in cash and cash equivalents balance	6,936	66,007	(7,464)

Total consolidated assets of VIE as of December 31, 2011 and 2012 mainly comprised of cash and cash equivalents, accounts receivable, prepaid and other current assets and property and equipment. Total consolidated liabilities as of December 31, 2011 and 2012 mainly comprised of accounts payable, deferred revenue, accrued expense and other liabilities.

Net revenue comprised approximately 64%, 57% and 59% of the Group’s total net revenue for the years ended December 31, 2010, 2011 and 2012, respectively. All intercompany transactions and balances were eliminated upon consolidation.

In accordance with the VIE agreements, the Company has power to direct activities of the VIE and its subsidiaries, and can have assets transferred out of the VIE and its subsidiaries without any restrictions. Therefore, the Company considers that there is no asset in the consolidated VIE and its subsidiaries that can be used only to settle obligations of the consolidated VIE except for registered capitals and PRC statutory reserves of the VIE and VIE’s subsidiaries amounting to US$17,567 and US$242 respectively as of December 31, 2012. As the VIE and its subsidiaries are incorporated as limited liability companies under the PRC Company Law, and as such the creditors of liabilities of these PRC incorporated VIE have recourse only to the assets of these entities. Accordingly, the creditors of all the liabilities of the Company’s consolidated VIE do not have recourse to the Company’s general credit.

Currently, there is no contractual arrangement that could require the Company to provide additional financial support to the VIE. As the Company is conducting its PRC consumer mobile security, enterprise mobility, and mobile game and advertising business through the VIE and its subsidiaries, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE for which the Company being the ultimate primary beneficiary, and the VIE’s subsidiaries.

These consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company, its subsidiaries, VIE and VIE’s subsidiaries in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

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

(b) Business Combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC 805: Business Combinations. The purchase method accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

In a business combination achieved in stages, the Company re-measures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss in earnings.

(c) Use of estimates

The preparation of these consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include the allowance for doubtful accounts, the valuation allowance of deferred tax assets, the estimated useful lives of long-lived assets, the impairment assessment of long-lived assets and equity investments, the valuation and recognition of share-based compensation, goodwill and fair value of identifiable assets and liabilities acquired through business combination.

(d) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(e) Term deposits

        Term deposits represent time deposits placed with banks with original maturities of more than three months and less than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the period.

(f) Short-term investments

Short term investments refer to the available-for-sale investments made in financial instruments with guaranteed return of principal upon maturity with a variable interest rate indexed to the performance of underlying assets.

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income. The carrying amount of investments approximates their fair value. To estimate fair value, the Company refers to the quoted rate of return provided by banks at the end of each period using discounted cash flow method. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Since the Group did not intend to hold the financial instruments over one year, they were classified as short-term investments. For the years ended December 31, 2010, 2011 and 2012, the Group did not record any fair value changes of short-term investments.

(g) Allowance for doubtful accounts

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

	Balance at Beginning of Year	Charged to Expenses	Write-Offs Net of Recoveries	Balance at End of Year
	US$	US$	US$	US$
Allowance for doubtful accounts
2010	—	315	—	315
2011	315	321	—	636
2012	636	459	—	1,095

(h) Inventory

Inventories, consisting of products and devices available for sale, are accounted for using first in first out method, and are valued at the lower of cost or market. This valuation requires the Company to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

(i) Equity investments

The Company’s long-term investments are comprised of cost method investments and equity method investments.

Cost method investments

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Equity method investments

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive income after the date of acquisition. The Company will discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero.

Sales of equity interests of an investee by the company is accounted for as gains or losses equal to the difference at the time of sale between selling price and carrying amount of the equity interests sold.

Impairment for equity investments

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

(j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Estimated useful lives of the assets
Computer equipment	3 years
Leasehold improvements	Shorter of lease terms and estimated useful lives
Electronic equipment	3 years
Office equipment	5 years
Motor vehicles	5 years

Expenditure for repairs and maintenance is expensed as incurred. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income.

(k) Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination.

The Company tests goodwill for impairment at the reporting unit level on an annual basis as of December 31, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than- not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group did not record any goodwill impairment losses for the years ended December 31, 2010, 2011 and 2012.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

(l) Intangible Assets

Intangible assets, comprising computer software, domain name use right, revenue sharing agreements, customer relationship, non-compete agreements, user base, technology, game and other finite-lived intangible assets, which are separable from the fixed assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets.

(m) Impairment of long-lived assets

The carrying amounts of long-lived assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of long-lived assets was recognized for any of the periods presented.

(n) Functional currency and foreign currency translation

The Group’s reporting currency is the U.S. dollar (“US$”). The functional currency of NQ, NQ HK and NQ US is US$ while the functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB. The functional currency of NQ Taiwan is Taiwan dollar. In the consolidated financial statements, the financial information of the Company’s subsidiaries, VIE and VIE’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the statements of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than the functional currency are translated into prevailing functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive income.

(o) Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and/or service has been performed, the price is fixed or determinable and collection is reasonably assured.

Revenue is recorded net of business tax and related surcharges of US$523, US$1,238 and US$3,001 for the years ended December 31, 2010, 2011 and 2012, respectively.

Revenues presented in the consolidated statements of comprehensive income include revenues from consumer mobile security (previously named as “Premium Mobile Internet Services”), enterprise mobility, mobile games and advertising and other services.

Consumer mobile security

Consumer mobile security revenues are derived principally from providing premium mobile security and productivity services to end users. The basic functions of security and productivity services, including anti-virus, anti-malware, anti-spam, privacy protection, data backup and recovery are free of charge. The customers are charged for updating the anti-virus database on a pay-per-use basis or paying a fee to subscribe to the premium security and productivity services including continuous update of anti-virus database, continuous update of the semantics of anti-spam, and advanced privacy protection on a monthly, quarterly, semi-annually or annually basis. The Group recognizes revenue for premium services considered to be software-related (e.g., mobile security services) in accordance with industry specific accounting guidance for software and software related transactions. For premium services where the customer does not take possession of fully-functioning software (e.g., mobile productivity services), the Group recognizes revenue pursuant to ASC 605, Revenue Recognition. Provided collectability is probable, revenue is recognized over the usage period which is the same for software-related services and services where software is incidental to the provision of the services. Basic functions and customer support are provided to end users free of charge, whether they subscribe to our services or not. Customer arrangements may include premium mobile security and productivity services which are multiple elements. Revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element. Fair value is generally determined by vendor specific objective evidence (“VSOE”). In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standard for multiple deliverable revenue arrangements, which provided updated guidance on whether multiple deliverables exist, how deliverables in an arrangement should be separated, and how consideration should be allocated. This standard eliminates the use of the residual method and requires arrangement consideration to be allocated based on the relative selling price for each deliverable. The selling price for each arrangement deliverable can be established based on VSOE or third-party evidence (“TPE”) if VSOE is not available. The new standard requires the application of an estimate of selling price (“ESP”) if neither VSOE nor TPE is available. On January 1, 2011, the Company adopted ASU 2009-13 on a prospective basis for applicable transactions originating or materially modified after December 31, 2010. The adoption of this standard did not have a significant impact on the Company’s revenue recognition for multiple deliverable arrangements. For all the periods presented, the usage period for the elements in arrangements that include multiple elements is the same. No allocation was performed as there is no impact from the allocation on revenue recognized.

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

Wireless carriers and service providers. The Group, via SPs, cooperates with wireless carriers to provide consumer mobile security services to the customers. In China, SPs have the exclusive licenses to contract with wireless carriers in offering consumer mobile security services to the end users and they are mainly responsible for assisting in the billing of consumer mobile security services. Wireless carriers are mainly responsible for billing, collection and customer support relating to the end users. Under certain circumstances, the Group itself is an SP and contracts directly with wireless carriers.

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

The Group recognizes and reports its consumer mobile security services revenues on a gross basis based on its and SPs’ portion of the billings as the Group has the primary responsibility for fulfillment and acceptability of the consumer mobile security services and is considered a principal in the transactions. The amounts attributed to SPs’ share are determined pursuant to the arrangements between SPs and the Group and are recognized as costs of revenues.

To recognize consumer mobile security services revenues, the Group relies on wireless carriers and SPs to provide it the billing confirmations for the amount of services they have billed to their mobile customers. At the end of each reporting period, when the wireless carriers or SPs are yet to provide the Group the monthly billing confirmations, the Group uses information generated from its internal system as well as the historical data to estimate the amounts of collectable consumer mobile security services fees and to recognize revenue. Historically, there have been no significant adjustments to the revenue estimates.

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

Third party payment processors. The customers can also subscribe to the Group’s premium service directly through its website and the billings are handled by third party payment processors. Under these circumstances, the Group has the primary responsibility for fulfillment and acceptability and recognizes the revenue on a gross basis. The amounts attributed to third party payment processors are recognized as costs of revenue.

Enterprise mobility

Enterprise mobility revenues are derived principally from hardware sales to enterprise users, technology and software development, and commission income shared from mobile network operators.

Hardware is considered delivered to customers once customers acknowledge the receipt of the hardware delivered and title and risk of loss have been transferred. For most of the Group’s hardware sales, these criteria are met at the time customers sign delivery notes. The Group recognizes technology and software development revenue when the project is completed as confirmed by the customer. Commission income derived from bringing enterprise users to the mobile network operators and is determined based on fixed percentages as agreed with the mobile operators, of actual charges to the enterprise users. Commission incomes are recognized in the month in which the service is provided to the enterprise users. For the amount of revenues to be recognized, the Company firstly estimates the amount of service fee and recognizes revenue based on the fixed commission rates as stipulated on the contract that multiply the estimated customer charges. When the Company later receives the statements of actual charge issued by the mobile network operators, the Company records a true-up adjustment. Based on the historical experience, there were no material adjustments identified.

Mobile games and advertising

Mobile games and advertising revenue comprises of mainly the revenue from the advertisement placement services in the Group’s platform.

The Group enters into pay-per-action arrangements for promoting applications, under which it bills its customers based on the volume of end users who click the advertisement and activate the application. Revenue is recognized based on the volume tracked and the pre-agreed unit price. The Group also enters into pay-for-time contracts, under which the Group bills its customers based on the period of time to display the advertisements in the specific formats on specific web pages. Revenue is recognized ratably over the period the advertising is displayed.

Other services revenues

Other services revenues are derived principally from fees paid by third party business partners for referring customers to them and providing technology development services. The Group recognizes referral revenue when the referral occurs and the technology development revenue when the performance is completed.

(p) Cost of revenues

Cost of revenues primarily consists of customer acquisition cost paid to third party business partners based on number of end users referred by them, which are expensed when earned by third party business partners, fees paid to the handset makers for them to preload the Group’s software and fees paid to or retained by SPs and third party payment processors for their services relating to the billing of the Group’s consumer mobile security revenues. Cost of revenues also includes the hardware procurement cost for our enterprise mobility business, as well as fees paid to third parties for placing advertisements on their platforms. Staff costs of those departments directly involved in providing consumer mobile security, enterprise mobility, mobile games and advertising as well as other services are also included in cost of revenues.

(q) Marketing and Advertising costs

Marketing and Advertising costs are expensed as incurred. Included in selling and marketing expense are marketing and advertising costs of US$1,781, US$2,929 and US$8,546 for the years ended December 31, 2010, 2011 and 2012, respectively.

(r) Research and development

Research and development related expenses consist primarily of payroll-related expenses. Costs incurred for the development of mobile security, productivity software, technology and software for enterprise customers, and technology of mobile platforms prior to the establishment of technological feasibility are expensed when incurred. Once the software has reached technological feasibility with a proven ability to operate in the market, all subsequent software development costs are capitalized until that software is marketed. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and software design documentation. The costs incurred for development of software have not been capitalized because the period after the date technical feasibility is reached and the time when the software is marketed is short historically and the development cost incurred in the period are insignificant. As software development costs that qualified for capitalization were insignificant, all software development costs have been expensed when incurred for the years ended December 31, 2010, 2011 and 2012.

(s) Operating lease

Leases where substantially all the risks and rewards of ownership of the assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income on a straight line basis over the lease periods.

(t) Gain on change of interest in an associate

The gain on change of interest in an associate represents the difference at the time of change of interest in an associate between the transfer price and carrying amount of the interest transferred. See Note 4 - Business Combination.

(u) Other income, net

Other income mainly consists of government subsidies, income derived from American Depositary Receipt (“ADR”) arrangements entered into between the Company and an ADR depositary bank (“DB”) in February 2011, and the gain from step acquisition in relation to the acquisition of Beijing Feiliu (Note 4) as follows:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Gain from step acquisition	—	—	2,882
ADR reimbursement	—	306	459
Government subsidies	148	155	40
Other expenses	(13)	(155)	(17)

Total	135	306	3,364

        Government subsidies are originally deferred when received upfront. The subsidies are recognized as other income in the period when the Group has met all of the conditions attached to the subsidies. During the years ended December 31, 2010, 2011 and 2012, the Group recorded other income for cash subsidies received from the PRC government of US$148, US$155 and US$40, respectively. As of December 31, 2011 and 2012, there was no deferral relating to cash subsidy received from the PRC government.

According to the ADR arrangements, the Company will have the right to receive series of reimbursements after the closing of Initial Public Offering (“IPO”) over the five-year term as a return of using DB’s services. Total fixed monetary reimbursements over the terms of this arrangement amounted to US$2,300. All the reimbursements are subject to the compliance of the Company on all term of the contracts, including the non-existence of default conditions stipulated in the contracts. The Company performed detailed assessments over such conditions and deemed these conditions remote as of December 31, 2012. Total reimbursements are recognized evenly over the contract term as other income. For the year ended December 31, 2011 and 2012, the Group recorded other income of US$306 and US$459 respectively.

The gain from step acquisition represents the difference between the fair value and carrying amount of the previously held equity interest by the Group in a step acquisition when there is a control change. See Note 4 - Business Combination.

(v) Employee benefits

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

The Group recorded employee benefit expenses of US$829, US$1,250 and US$1,845 for the years ended December 31, 2010, 2011 and 2012, respectively.

(w) Share-based compensation

The Group grants share options and restricted shares to its selected employees, directors and non-employees. Awards granted to employees are measured at the grant date based on the fair value of the award and are recognized as an expense using graded vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

Awards granted to non-employees are measured at fair value at the earlier of the commitment date or the date the services are completed. Awards are re-measured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are rendered and awards are vested. Changes in fair value between interim reporting dates are attributed consistent with the method used in recognizing the original compensation costs.

Binomial option-pricing models are adopted to measure the value of awards. The determination of fair value is affected by the share price as well as assumptions relating to a number of complex and subjective variables, including but not limited to the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The use of the option-pricing model requires extensive actual employee and non-employee exercise behavior data for the relative probability estimation purpose, and a number of complex assumptions.

Forfeiture rates are estimated at the time of grant and are revised in subsequent periods if actual forfeitures differ from those estimates.

(x) Non-controlling interest

Non-controlling interest represents the equity interest in subsidiaries that is not attributable, either directly or indirectly, to the Company’s shares in such subsidiaries. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest in the results of the Company is presented on the face of the consolidated statements of comprehensive income as an allocation of the total profit or loss for the periods between non-controlling shareholders and the shareholders of the Company.

(y) Income tax

Current income tax is provided on the basis of income for financial reporting purpose, adjusted for income and expense items which are not assessable or deductible for income tax purpose, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax is accounted for using the liability approach which requires the recognition of income tax payable or refundable for the current year and deferred income tax liabilities and assets for the future tax consequences of events that have been recognized in the Group’s financial statements or tax returns. Deferred income tax is determined based on the differences between the financial reporting and tax basis of assets and liabilities and is measured using the currently enacted income tax rates and laws. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in the consolidated statements of comprehensive income in the period when such changes are enacted. A valuation allowance is provided to reduce the carrying amounts of deferred income tax assets if it is considered more likely than not that a portion or all of the deferred income tax assets will not be realized.

Uncertain tax position

The Group adopted the guidance on accounting for uncertainty in income tax on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income tax in interim periods and related tax disclosures. Significant judgments are required in evaluating the Group’s uncertain tax positions and determining its provision for income tax. The Group did not have any interest and penalties associated with tax positions for the years ended December 31, 2010, 2011 and 2012. As of December 31, 2011 and 2012, the Group did not have any significant unrecognized uncertain tax positions.

(z) Statutory reserve

The Company’s PRC subsidiaries, VIE and the VIE’s subsidiaries in China are required to make appropriations to certain non-distributable reserve funds.

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

In accordance with China Company Laws, the Company’s PRC subsidiary, VIE and the VIE’s subsidiaries that are domestic companies, must make appropriations from their after-tax profit (determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus funds; and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective companies. Appropriation to the discretionary surplus fund is made at the discretion of respective companies.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increase of registered capital of the respective companies. These reserves are not allowed to be transferred to the Company in any forms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2010, 2011 and 2012, profit appropriation to the general reserve fund and the statutory surplus fund (“statutory reserve”) totalled US$nil, US$nil and US$2,938, respectively, and there was no profit appropriation to other reserve funds for any of those years.

(aa) Earnings/ (Loss) per share

Basic earnings/(loss) per class A and class B common share is computed by dividing net income/(loss) attributable to holders of common shares by the weighted average number of common shares outstanding during the year using the two-class method. Under the two-class method, net income/(loss) is allocated between common shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to common shareholders adjusted for the effect of dilutive common share equivalents, if any, by the weighted average number of common and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of restricted shares issuable upon the exercise of stock options (using the treasury stock method) and conversion of convertible preferred shares (using the if-converted method). The dilutive effect of share-based awards with performance or market conditions is not considered before the performance targets or market conditions are actually met. Common share equivalents are not included in the denominator of the diluted earnings/(loss) per share calculation when inclusion of such shares were anti-dilutive, such as in a period in which a net loss is recorded.

(ab) Related parties

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

(ac) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustment and unrealized gain or loss from available-for-sale investments.

(ad) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Group’s chief operating decision-maker (“CODM”), the Chief Executive Officer, in deciding how to allocate resources and assess performance.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run the Company’s business operations, which include, but are not limited to, customer base, homogeneity of products and technology. The Company’s operating segments are based on its organizational structure and information reviewed by the Company’s CODM to evaluate the operating segment results.

The Company has determined that the business segments that constitute its primary reportable segments are consumer and enterprise.

Before 2012, the Group principally engaged in consumer mobile security and other services and operated and managed this business as a single segment. In 2012, the Group expanded its business by the acquisition of NationSky in enterprise mobility services and the acquisition of Beijing Feiliu and its subsidiary, Beijing Red, (Collectively, the “Beijing Feiliu Group”) in mobile games and advertising services. The group generated revenues from the operations of such businesses. Considering the short period for which Beijing Feiliu Group was consolidated, the operating results of Beijing Feiliu Group were not material to be a reportable segment and were combined with the operating results of consumer mobile security and others for CODM’s review. As a result, the Company’s CODM separately reviewed key information of each of two operating segments consisting of consumer and enterprise in order to optimize the management of operations. The Group’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies as they are facing different group of customers. Enterprise segment was acquired as a unit, and the management at the time of the acquisition was retained.

The Group generates its revenues from customers in the PRC and overseas. Net revenues from customers in the PRC were US$11,484, US$23,017 and US$55,241 for the years ended December 31, 2010, 2011 and 2012, respectively. Net revenues from its overseas customers were US$6,211, US$17,654 and US$36,527 for the years ended December 31, 2010, 2011 and 2012, respectively.

Substantially all the Group’s long-lived assets are located in PRC.

(ae) Fair value measurement

The Company’s financial instruments include cash equivalents, term deposits, short-term investments, accounts receivable, certain other current and non-current assets, accounts payable, accrued expenses and other current liabilities and other non-current liabilities. For fair value measurement, U.S. GAAP establishes a three-tier hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—other inputs that are directly or indirectly observable in the marketplace.

Level 3—unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See Note 12 – Fair value measurements.

(af) Effect of Recent accounting Pronouncements

In July 2012, the FASB issued revised guidance on “Testing Indefinite-Lived Intangible Assets for Impairment.” The revised guidance applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Under the revised guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass a qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. There is no impact on the Company’s consolidated financial statements of adopting this guidance as there are no indefinite-lived intangible assets held by the Company for each of the three years ended and as of December 31, 2012.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance will not have a material effect on the Group.

3. CONCENTRATION AND RISKS

(a) Credit risks

Financial instruments that potentially expose the Group to concentrations of credit risk primarily consist of cash and cash equivalents, term deposits, short-term investments, accounts receivables and other receivables. As of December 31, 2011 and 2012, a majority of the Group’s cash and cash equivalents and term deposits were held by financial institutions located in the PRC that management believes are of high-credit ratings and quality.

(b) Concentration of risks

The Group’s revenue consists of revenues from consumer mobile security, enterprise mobility, mobile games and advertising, and other services. The Group collects revenues from end users through wireless carriers, SPs, independent distributors and other third party agents. The top 10 of these intermediaries accounted for 87%, 93% and 77% of the Group’s total net revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

The following table summarizes the percentage of the Group’s revenues from Tianjin Yidatong Technology Development Co., Ltd. (“Yidatong”), wireless carriers, other SPs or independent distributors with over 10% of total net revenues:

	For the Years Ended December 31,
	2010	2011	2012
Yidatong	21%	26%	22%
A	10%	1%	2%
D	10%	13%	11%
F	10%	10%	8%

The following table summarizes the percentage of the Group’s accounts receivables due from Yidatong, wireless carriers, other SPs or independent distributors with over 10% of the Group’s total accounts receivables:

	As of December 31,
	2011	2012
Yidatong	20%	17%
D	23%	13%
E	12%	8%

(c) Foreign currency risk

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

(d) PRC Regulations

The Chinese market in which the Group operates exposes the Company to certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide mobile Internet services through contractual arrangements in the PRC since this industry remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC.

The relevant regulatory authorities would have broad discretion in interpreting applicable laws and regulations. If the PRC government determines that the Group does not comply with applicable laws and regulations, it could revoke the Group’s business and operating licenses, require the Group to discontinue or restrict its operations, restrict its right to collect revenues, block its website, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The PRC government may also require the Group to restructure the Group’s operations entirely if it considers that its contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group’s business and operating results, as the PRC government is yet to find any such contractual arrangements to be in non-compliance. However, any such restructuring may cause significant disruption to the Group’s business operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE and its subsidiaries or the right to receive their economic benefits, this may result in the Group being unable to control, and hence unable to consolidate, the VIE and its subsidiaries.

(e) Risks related to the VIE of the Group

It is possible that the Company’s operation of certain of its operations and businesses through VIE could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If such a finding were made, regulatory authorities with jurisdiction over the licensing and operation of such operations businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations, and have a materially adverse impact on the Company’s cash flows, financial position and operating performance. The Company’s management considers the possibility of such a finding by PRC regulatory authorities to be remote.

In addition, it is possible that the contracts with the Company, the Company’s VIE and shareholders of its VIE would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company was unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the affected VIE. Consequently, the results of operations, assets and liabilities of the VIE and its subsidiaries would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position and operating performance would be materially adversely affected. The Company’s contractual arrangements with respect to its consolidated VIE are approved and in place. The Company’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

4. BUSINESS COMBINATION

For Enterprise Business

Acquisition of NationSky

On May 11, 2012, the Group acquired 55% of the equity interests in NationSky, which is engaged in enterprise mobility services, for cash consideration of US$3,157 and 2,300,000 common shares of the Company, the fair value of which was US$4,196. The Group began to consolidate NationSky’s financial statements on June 1, 2012. The purpose of the acquisition was to expend into the enterprise mobility market.

On the acquisition date, the allocation of the consideration for assets acquired, liability assumed and non-controlling interest based on their fair value was as follows (in thousands):

As of May 11, 2012
US$
Cash consideration	3,157
Shares consideration	4,196

Total consideration transferred	7,353
Cash	3,892
Other tangible assets	4,482
Identifiable intangible assets acquired	5,058
Liability assumed	(3,367)
Goodwill	2,083
Fair value of non-controlling interest	(4,795)

Total	7,353

The fair value of shares consideration is measured based on the market price of the Company’s share on the acquisition date. The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to the NationSky segment. The valuations used in the purchase price allocation described above were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied.

Total identifiable intangible assets acquired upon acquisition mainly include customer relationship of US$1,310, revenue sharing agreements of US$2,462, non-compete agreement of US$347, and the technology of a platform to develop the customized mobile applications of US$939, which have an estimated weighted average useful life of 6.8 years. Goodwill primarily represents the expected synergies from combining operations of NationSky with those of the Group, which are complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The fair value of non-controlling interest in NationSky has been determined with the assistance of an independent third party valuation firm mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration other factors, as appropriate.

The amount of net revenue and net income of NationSky included in the Company’s consolidated statements of comprehensive income from the acquisition date to December 31, 2012 are US$12,552 and US$1,184, respectively, which accounted for 13.7% and 11.9% of the Group’s consolidated net revenue and net income for the year ended December 31, 2012.

Prior to the acquisition, NationSky did not prepare its financial statements in accordance with U.S. GAAP. The Company determined that the cost of reconstructing the financial statements of NationSky for the periods prior to the acquisition outweighed the benefits. Thus the Company’s management believes the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impracticable.

For Consumer Business

Acquisition of Beijing Feiliu and Beijing Red

On September 1, 2010, Beijing Technology signed an agreement under which Beijing Technology paid US$2,462 to Beijing Feiliu, which was engaged in the promotion services of mobile applications in China, in exchange for 1) 33% of the equity interests in Beijing Feiliu, and 2) the prepaid customer acquisition cost. The Group estimates separately the fair value of its equity investment and the fair value of the prepaid customer acquisition cost. Based on their relative fair value, the Group allocated US$1,007 as equity investment and US$1,455 as prepaid customer acquisition cost. The prepaid customer acquisition cost is being amortized until November 30, 2012 based on the number of estimated users developed for each reporting period under this program. The investment was accounted for under the equity method of accounting due to the Group’s inability to control Beijing Feiliu prior to November 30, 2012.

In July 2012, the Company, through Beijing Technology, and all other shareholders of Beijing Feiliu transferred 20% of the equity interest in Beijing Feiliu to a new shareholder, in exchange for the transfer of certain intangible assets. Accordingly the equity interest of the Company on Beijing Feiliu was decreased from 33% to 26.4%. The fair value of the intangible assets being valued were higher than the carrying amount of the equity interest which the Company transferred, which resulted a gain of US$943 recorded by the Company as changes of interest in an associate for the year ended December 31, 2012.

On November 30, 2012, the Group acquired Beijing Red and the remaining equity interests in Beijing Feiliu for the consideration of 12,346,647 common shares of the Company with certain sales restrictions, the fair value of which was US$16,421. As a result of this acquisition, the Group also made Beijing Red a wholly owned subsidiary of Beijng Feiliu. The Company began to consolidate the consolidated financial statements of Beijing Feiliu commencing on December 1, 2012. The purpose of the acquisition was to offer mobile games and interest-based community apps to the users through Beijing Feiliu’s platform.

On the acquisition date, the allocation of the consideration for the assets acquired and liability assumed based on their fair value was as follows(in thousands):

As of November 30, 2012
US$
Fair value of previously held 26.4% equity interests	5,568
Consideration transferred	16,421

Total consideration	21,989
Cash	490
Other tangible assets	4,167
Identifiable intangible assets acquired	4,977
Liability assumed	(3,493)
Goodwill	15,848

Total	21,989

In accordance with ASC 805 in a business combination achieved in stages the Group re-measured its previously held equity interest in Beijing Feiliu on its acquisition-date fair value using the discounted cash flow method and recognized a gain of US$ 2,882 in other income for the year ended December 31, 2012. The fair value of the Group’s previously held equity interests in Beijing Feiliu on the acquisition date was determined by the Company with the assistance of an independent third party valuation firm with the income approach applied.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The valuations used in the purchase price allocation described above were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied.

Total identifiable intangible assets acquired upon acquisition mainly include customer relationship of US$80, user base of US$2,433, technology of various mobile platforms for mobile games downloading and knowledge sharing of US$2,273, and the self developed game acquired from Beijing Red of US$191, which have an estimated weighted average useful life of 2.6 years. Goodwill primarily represents the expected synergies from combining operations of the Feiliu Group with those of the Group, which are complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

Based on an assessment of the acquired company’s financial performance made by the Group, the acquired company is not considered material to the Group. Thus management believes that the presentation of pro forma financial information with regard to the results of operations of the Group including the acquired company is not necessary.

5. SHORT-TERM INVESTMENTS

Short term investments refer to the available-for-sale investments made in financial instruments with guaranteed return of principal upon maturity with a variable interest rate indexed to the performance of underlying assets.

The Group recorded realized (loss)/gains of US$(102), US$29 and US$0 for the years ended December 31, 2010, 2011 and 2012, respectively. The Group did not record any unrealized gains for the years ended December 31, 2010, 2011 and 2012, respectively.

6. INVENTORY

December 31, 2012
US$
Mobile phones	425
Electronic equipments	4

Total	429

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2011	2012
	US$	US$
Housing loans to employees (Note 23)	124	182
Advances to employees	288	2,073
Deposits to suppliers	1,209	1,874
ADR reimbursements	214	—
Prepaid customer acquisition costs to Beijing Feiliu (Note 4)	689	—
Interest receivables	648	1,524
Receivables in connection with exercise of options	3,166	2,018
Receivables from an employee in connection with tax withheld for the vesting of the restricted shares	—	1,010
Share subscription monies receivables	354	1,198
Bridge loans in connection with ongoing investments	—	6,141
Prepayment for Inventory	—	681
Others	114	313

Total	6,806	17,014

As of December 31, 2012, the Group had interest-free loan balances of US$6,141 to potential investees in consideration of future acquisitions or investments on these investees.

8. EQUITY INVESTMENTS IN ASSOCIATES

	December 31,
	2011	2012
	US$	US$
Equity method investments
Beijing Feiliu (Note 4)	1,182	—
Beijing NQ Guotai Investment Management Limited Partnership	—	—

Sub-total	1,182	—
Cost method investments	—
Pansi Infinity (Beijing) Technology Co., Ltd	—	2,864
Shifang Huida Technology Co., Ltd	—	2,386
Hesine Technologies International Worldwide Inc	—	6,416
SIINE., Ltd	—	600
Shanghai Yinlong Information and Technology Co., Ltd	—	1,712

Sub-total	—	13,978

Total	1,182	13,978

On September 1, 2010, Beijing Technology acquired 33% of the equity interests in Beijing Feiliu and has significant influence over it. Therefore, the equity investment was accounted for using the equity method with the cost allocation as follows:

Allocated Value
US$
Share of net tangible assets acquired	151
Goodwill	856

Investment in Beijing Feiliu	1,007

The change in Group’s investment accounted for by the equity method is summarized as follows:

Beijing Feiliu
US$
Balance as of December 31, 2010	1,012
Share of profit in equity investment	119
Cumulative translation difference	51

Balance as of December 2011	1,182
Share of profit in equity investment	543
Gain from change in interest in an associate	943
Re-measurement gain in equity investment	2,882
Cumulative translation difference	18

Balance as of November 30 2012	5,568
Eliminated as a result of the acquisition of Feiliu	(5,568)

Balance as of December 31, 2012	—

On November 30, 2012, the Group has acquired the remaining interest in Beijing Feiliu. See Note 4 – Business combination.

In December of 2012, Beijing NQ Guotai Investment Management Limited Partnership (“NQ Guotai”) was set up. The Group owns 49.5% of the equity interest, through Tianjin Qingyun as a limited partner, in NQ Guotai. The Group shall invest RMB99,000 (US$15,778) of the total registered capital of RMB200,000 (US$31,875). In March, 2013, Tianjin Qingyun injected part of the paid-in capital of RMB65,000 (US$10,359). The Group accounted for the investment by equity method.

The change in Group’s investment accounted for by the cost method is summarized as follows:

Investment
US$
Balance as of December 31, 2011	—
Investment in Pansi Infinity (Beijing) Technology Co., Ltd	2,864
Investment in Shifang Huida Technology Co., Ltd	2,386
Investment in Hesine Technologies International Worldwide Inc	6,416
Investment in SIINE., Ltd	600
Investment in Shanghai Yinlong Information and Technology Co., Ltd	1,712

Balance as of December 31, 2012	13,978

In June of 2012, the Group acquired 30% of the equity interests in Pansi Co., Ltd., which is engaged in applications and services of mobile platform for a cash consideration of US$2,864.

In June of 2012, the Group acquired 25% of the equity interests in Shifang Co., Ltd., which is engaged in research and development of browsers and web navigational site for a cash consideration of US$2,386.

In August of 2012, the Group acquired 31.71% of the equity interests in Hesine Technologies International Worldwide Inc. (“Hissage”)., a provider of mobile messaging solution that provides with mobile push notification and messaging services across various radio access technologies and wireless carriers, for considerations of US$500 in cash and 3,821,655 common shares with fair value of US$5,916.

The Group used the cost method to account for these investments above since the equity interests the Group hold in these entities had no risk and reward characteristics that are substantially similar to common share or in-substance common share.

In August of 2012, the Group acquired 15.7% of the equity interests in SIINE Limited, a designer, manufacturer and marketer of user interface tools for Web, Connected TV, Gaming and Mobile devices for a cash consideration of US$600.

In September of 2012, the Group acquired 18.9% of the equity interests in Shanghai Yinlong Information and Technology Co., Ltd., which mainly engaged in the development of internet related technologies, especially voiceprint identification technology, for a cash consideration of US$1,712.

As the Group does not have significant influence over SIINE Limited and Shanghai Yinlong Information and Technology Co., Ltd, the Group accounted for the equity investments using the cost method.

The Group has performed an impairment analysis and determined that there was no impairment on the investments above for the year ended December 31, 2012.

9. PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2012
	US$	US$
Computer equipment	1,129	1,991
Leasehold improvements	624	1,034
Electronic equipment	261	344
Office equipment	189	983
Motor vehicles	50	50

Total	2,253	4,402

Less: accumulated depreciation	(1,175)	(1,968)

Property and equipment, net	1,078	2,434

The depreciation expense for property and equipment was US$346, US$465 and US$644 for the years ended December 31, 2010, 2011 and 2012, respectively.

10. INTANGIBLE ASSET, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2012
Items	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	US$	US$	US$
Computer software	2,873	(443)	2,430
Domain name use right	1,550	(233)	1,317
Revenue sharing agreement	2,482	(191)	2,291
Customer relationship	1,400	(118)	1,282
Non-compete agreement	350	(31)	319
User base	2,434	(67)	2,367
Technology	3,214	(172)	3,042
Game	191	(26)	165

Total	14,494	(1,281)	13,213

	As of December 31, 2011
Items	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	US$	US$	US$
Computer software	338	(220)	118
Domain name use right	1,550	(78)	1,472

Total	1,888	(298)	1,590

Computer software is amortized over five years on average in general. The amortization expense for the computer software was US$56, US$132 and US$223 for the years ended December 31, 2010, 2011 and 2012, respectively.

In July 2011, the Company purchased a domain name NQ.com from a third party (the “Licensor”) with a consideration of US$1,550. The Company has been granted an exclusive license for the use of the domain name for ten years from July 2011 to July 2021. Unless renewed, upon the expiration or earlier termination of this agreement, the Licensor shall have the right to license the domain name to any other party as the Licensor desires. However, if the Licensor intends to transfer the domain name to another party, the Licensor must first offer the domain name to the Company for purchase. If the Company decides not to purchase the domain name, Licensor may then transfer the domain name to a third party. The Company amortized the domain name using the straight-line method over the estimated useful lives of the domain name of ten years as set out in the contract terms. The amortization expense for acquired domain name use right was US$78 and US$155 for the years ended December 31, 2011 and 2012.

The Group performs valuation of the intangible assets arising from business combinations to determine the fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the assets estimated economic useful lives as follows:

Estimated weighted average useful life
Revenue sharing agreement	7.6 years
Customer relationship	6.5 years
Non-compete agreement	6.6 years
User base	1.5 years
Technology	4.3 years
Game	0.6 years

The amortization expense for above intangible assets arising from business combination was US$605 for the year ended December 31, 2012.

The estimated amortization expense for the total intangible assets above for each of the next five years and beyond is as follows:

Amount
US$
For the year ending
2013	3,219
2014	3,033
2015	2,898
2016	1,448
2017	1,150
2018 and thereafter	1,465

Total	13,213

11. GOODWILL

On May 11, 2012, the Group acquired 55% equity interests in NationSky. On November 30, 2012, the Group acquired Beijing Feiliu and Beijing Red. See Note 4 – Business combination.

The changes in carrying amount of goodwill by segment for the year ended December 31, 2012 are as follows:

	Consumer	Enterprise	Total
	US$	US$	US$
Balance as of December 31, 2011	—	—	—
Increase in goodwill related to acquisition	15,848	2,083	17,931
Foreign currency translation adjustment	10	17	27
Impairment losses	—	—	—

Balance as of December 31, 2012	15,858	2,100	17,958

In 2012, there are two reporting segments including consumer and enterprise. There is one reporting unit in each segment respectively.

The Company tests goodwill for impairment at the reporting unit level on November 1, 2012. The impairment test for goodwill involved a two-step process. Step one consisted of a comparison of a reporting unit’s fair value to its carrying value. The fair value of the reporting unit was determined based on discounted cash flows, market multiple or appraised values, as appropriate. As the carrying value of the reporting unit was lower than its fair value, step two of the goodwill impairment test was not performed. Accordingly for the year ended December 31, 2012, the Group concluded that goodwill was not impaired.

12. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2011 and 2012:

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Cash and cash equivalents	18,862	—	18,862	—
Term deposits	101,503	—	101,503	—
Short-term investments	7,573	—	7,573	—

Total	127,938	—	127,938	—

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Cash and cash equivalents	69,510	—	69,510	—
Term deposits	58,563	—	58,563	—

Total	128,073	—	128,073	—

Term deposits

Term deposits are time deposits with maturities over three months. These time deposits are classified within Level 2, because there generally were no quoted prices as of the reporting dates in active markets for identical time deposits and therefore, in order to determine their fair value, the Company had to use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that were observable or could be corroborated by observable market data for substantially the full term of the assets or liabilities.

Short-term investments

To estimate the fair value of investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group refers to the quoted rate of return provided by banks at the end of each period using discounted cash flow method. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

As of December 31, 2012, the Group’s investments are issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets. Since the Group did not intend to hold the investment over one year, they are classified as short-term investments.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables

Accounts receivable and certain other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Short-term accounts payable and accrued liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. The Group estimated fair values of other short-term receivables and payables using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Equity Investment at cost

The Group estimated fair value of the investments accounted for by cost method on a nonrecurring basis only if an impairment charge were to be recognized. For the year ended December 31, 2012, the fair value of the cost method investment was not estimated as there were no identified events or changes in circumstances that had a significant adverse effect on the fair value of the investment and it was not practicable for the Group to estimate the fair value without incurring excessive cost.

Housing loans to employees

The Group estimated fair values of housing loans to employees using the discounted cash flow method. The Group classifies the valuation technique as level 3 of fair value measurement cash flow input which is unobservable in the market,

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2011	2012
	US$	US$
Salaries and social welfare payables	1,109	3,769
Other taxes payables	1,031	5,651
Rental payables	211	259
Accrued legal and professional expenses	790	1,175
Accrued traveling and entertainment expenses	164	411
Others	351	533

Total	3,656	11,798

14. SHARE-BASED COMPENSATION

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

On March 15, 2011, the Board of Directors of the Company passed a resolution to adopt the 2011 Share Incentive Plan (the “2011 Share Plan”) that provides for the granting of options, restricted shares or restricted share units (collectively the “Awards”) to selected employees, directors, and non-employee consultants to acquire common shares of the Company. The exercise prices of the options are determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 13,000,000 common shares for the issuance under the 2011 Share Plan. The Company may grant Awards that entitle holders to up to 13 million shares (the “Authorized Grant Pool”). For every year thereafter, starting in 2012, the Company may add up to a certain number of shares to the Authorized Grant Pool (the “Annual Increase Amount”). The Annual Increase Amount is defined as the number of shares underlying all awards granted in the previous year that are still outstanding.

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

Options

a. Option Modifications

On November 8, 2010, the Board of Directors approved a modification to the terms of all options issued to 69 non-employee consultants to accelerate their vesting on that date. The modification was at the sole discretion of the Company and was carried out based on the fulfillment of service commitment made by these non-employee consultants. As a result of this modification, the Company recognized all remaining unrecognized compensation expense of US$2,452 related to the modified options for the year ended December 31, 2010.

On February 28, 2011, the Board of Directors approved another modification to the terms of all options issued to 51 employees and 70 non-employee consultants to accelerate their vesting on that date. The modification was at the sole discretion of the Company and was carried out to incentivize the employees and based on the fulfillment of service commitment made by non-employee consultants, respectively. As a result of this modification, the Company recognized all remaining unrecognized compensation expense of US$285 related to modified options for the year ended December 31, 2011.

b. Share-based Compensation to One Executive Officer Contingent upon IPO

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

c. Share-based compensation to Two Executive Officers

On July 10, 2012, the Company granted 1,062,500 and 52,500 options respectively to two executive officers. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these options is measured on the grant date. Compensation expense of US$262 was recognized relating to these options for the year ended December 31, 2012 and unrecognized compensation expense relating to these options amounted to US$797 as of December 31, 2012.

d. Share-based Compensation to a Significant Business Partner

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

The Company also agreed to grant up to 5,000,000 performance related options to this business partner upon achieving certain revenue targets or successfully bringing in a strategic operator set forth in the agreement. The Group continuously performed assessment on the granting criteria and considered none of these performance-related criteria been met or expected to be met as of December 31, 2011, no related compensation expense was recognized. The business partner brought in a strategic operator in 2012. As a result, the Company granted 250,000 options to the business partner in July 10, 2012 and recognized compensation expense of US$265 for the year ended December 31, 2012.

e. Share-based compensation to non-employee consultant

On July 10, 2012, the Company granted 200,000 options to non-employee consultant as the payment of consulting fee. The fair value of share-based compensation to be recognized for these options is measured on each period end. The compensation expense of US$38 was recognized relating to these options for the year ended December 31, 2012.

The following tables summarize the Group’s share option activities for the years ended December 31, 2010, 2011 and 2012:

Granted to Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of December 31, 2009	12,483,000	0.15	8.27	2,018

Options granted	12,184,000	0.25	—	—
Options granted contingent upon IPO	499,117	0.40	—	—
Options forfeited or cancelled	(120,500)	0.22	—	—

Outstanding as of December 31, 2010	25,045,617	0.20	8.58	33,775

Options granted	15,657,942	1.24	—	—
Options granted contingent upon IPO	90,883	0.40	—	—
Options exercised	(16,217,250)	0.14	—	—
Options forfeited or cancelled	(881,590)	0.53	—	—

Outstanding as of December 31, 2011	23,695,602	0.92	8.88	3,194

Options granted	3,535,450	1.35	—	—
Options exercised	(1,943,515)	0.28	—	—
Options forfeited or cancelled	(1,464,126)	0.90	—	—

Outstanding as of December 31, 2012	23,823,411	1.04	8.22	4,077

Vested and exercisable as of December 31, 2010	15,169,521	0.10	8.10	21,996
Vested and exercisable as of December 31, 2011	4,208,831	0.27	7.42	3,316
Vested and exercisable as of December 31, 2012	9,143,752	0.85	7.69	3,275

Granted to Non-Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of December 31, 2009	8,595,000	0.19	8.39	985

Options granted	1,780,000	0.40	—	—

Outstanding as of December 31, 2010	10,375,000	0.23	6.12	13,716

Options granted	2,337,500	0.93	—	—
Options exercised	(10,375,000)	0.23	—	—

Outstanding as of December 31, 2011	2,337,500	0.93	9.92	283

Options granted	450,000	1.35	—	—

Outstanding as of December 31, 2012	2,787,500	1.00	9.01	577

Vested and exercisable as of December 31, 2010	10,375,000	0.23	6.12	13,716
Vested and exercisable as of December 31, 2011	1,000,000	0.91	9.84	144
Vested and exercisable as of December 31, 2012	1,584,375	0.99	8.97	348

Management is responsible for determining the fair value of options granted to employees and non-employees and considered a number of factors including valuations.

As disclosed in Notes 2(w), the Group’s share-based compensation cost is measured at the fair value of the award as calculated under the Binomial option-pricing models. Assumptions used in the option-pricing model are presented below:

Granted to Employees	2010		2011		2012
Average risk-free interest rate		3.92%		3.65%		2.4%
Exercise Multiple		2.00		2.62		2.39
Expected Forfeiture Rate (Post-vesting)		0.59%		0.75%		3.42%
Weighted average expected option life		10 years		10 years		10 years
Volatility rate		75%		72%		51%
Dividend yield		0%		0%		0%
Share price	US$	1.236	US$	1.622	US$	1.600

Granted to Non-Employees	2010		2011		2012
Average risk-free interest rate		3.41%		2.70%		2.43%
Exercise Multiple		2.17		N/A		N/A
Expected Forfeiture Rate (Post-vesting)		—		—		—
Weighted average expected option life		10 years		10 years		10 years
Volatility rate		65%		67%		53%
Dividend yield		0%		0%		0%
Share price	US$	0.648	US$	1.001	US$	1.619

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

The Group estimated the forfeiture rate to be 5% for share options granted as of December 31, 2012.

The Group recorded options related share-based compensation expenses of US$12,502, US$9,874 and US$8,266 for the years ended December 31, 2010, 2011 and 2012, respectively, attributed using grade-vesting method over the requisite service period. As mentioned above, the Group also recorded related share-based compensation expense of US$798 for options granted to an executive upon the completion of IPO for the year ended December 31, 2011. Total fair values of options vested are US$8,468, US$2,736 and US$7,438, for employees and US$3,105, US$833 and US$546, for non-employees during the years ended December 31, 2010, 2011 and 2012, respectively. Weighted average grant date fair values per option are US$0.9854, US$1.1021 and US$0.9066 for the years ended December 31, 2010, 2011 and 2012, respectively. The total intrinsic values of options exercised during the years ended December 31, 2010, 2011 and 2012 were nil, US$15,108 and US$2,707, respectively. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2010, 2011 and 2012.

As of December 31, 2010, 2011 and 2012, there was US$5,855, US$15,741 and US$9,572, respectively, of total unrecognized compensation expense related to non-vested options under the 2007 Share Plan and 2011 Share Plan. Those costs are expected to be recognized over a weighted-average period of 2.74 years, 3.10 years and 2.58 years, respectively.

Restricted Shares

Share Awards granted under 2011 Share Plan

a. Share Awards to Senior Management

On May 6, 2011, the Group granted a number of restricted shares of the Company with a value of US$1,806 (the “Restricted Shares”) to one of its executive officers of NQ US as his signing incentives. The value of the Restricted Shares was calculated based on their grant date fair values. These Restricted Shares are subject to transfer restrictions with a vesting period of four years since the grant date and were valued at their estimated fair value on the date of the award. These shares were included in the Company’s 2011 Share Plan. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these Restricted Shares is measured on the grant date. On July 10, 2012, the Group granted additional restricted shares of the Company with a value of US$185 to the executive officer with the same vesting period. Compensation expense of US$621 and US$772 were recognized relating to the restricted shares for the years ended December 31, 2011 and 2012 and unrecognized compensation expense relating to these restricted shares amounted to US$1,185 and US$598 as of December 31, 2011 and 2012.

The Group also agreed to award additional number of restricted shares of the Company with a value of US$250 to this executive officer for each contract executed with certain specific customers. The terms of each grant shall provide for full vesting on the second anniversary of the grant date based upon 1/24 vesting each month. The Group continuously performed assessments on the granting criteria and considered none of these performance-related criteria been met or expected to be met as of December 31, 2012, no related compensation expense was recognized.

On July 10, 2012, the Group granted a number of restricted shares of the Company with a value of US$1,604 (the “Restricted Shares”) to an executive officer as incentives. The value of the Restricted Shares was calculated based on their grant date fair values. 25% of the Restricted Shares will vest on the first-year anniversary of the grant date and 1/48 of the Restricted Shares will vest each month over a three-year period thereafter. These shares were included in the Company’s 2011 Share Plan. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these Restricted Shares is measured on the grant date. Compensation expense of US$397 was recognized relating to the Restricted Shares for the year ended December 31, 2012 and unrecognized compensation expense relating to these Restricted Shares amounted to US$1,207 as of December 31, 2012.

On July 27, 2012, the Group granted 463,000 restricted ADSs of the Company with a value of US$1,189 (the “Restricted ADSs”) to two executive officers of NQ US as incentives. The value of the Restricted Shares was calculated based on their grant date fair values. These restricted ADSs are subject to the achievement of either specific performance or market conditions for each of the four-year period beginning the employment date and continued employment with the Company for each year and were valued at their estimated fair value on the date of the award. The restricted ADSs that become vested and non-forfeitable are up to 578,750 since they shall be determined on the last day of each fiscal year based on the percentage achievement of fiscal year performance goal. These shares were included in the Company’s 2011 Share Plan. The Company has first determined whether or not it was probable that the performance condition would be achieved. The fair value of the restricted ADSs calculated reflecting the market condition represents the minimum amount that is recognized as compensation cost assuming the requisite service is completed, even if the performance or market condition is not met. The fair value of the restricted ADSs (without considering the market condition) would be recognized if the performance condition is probable of being achieved. As of December 31, 2012, the Company determines that it is not probable that the performance conditions will be achieved. As a result, the related compensation expense calculated based on the market condition is recognized over the requisite service period using graded vesting method. Compensation expense of US$374 was recognized relating to the restricted Shares for the year ended December 31, 2012 and unrecognized compensation expense relating to these Restricted Shares amounted to US$815 as of December 31, 2012.

b. Share Awards to non-employee consultants

On July 10, 2012, the Group granted 1,150,000 of restricted shares of the Company to non-employee consultants as the payment of consulting fee. The fair value of share-based compensation to be recognized for these restricted shares is measured on each period end. 25% of the restricted Shares will vest on the first-year anniversary of the grant date and 1/48 of the Restricted Shares will vest each month over a three-year period thereafter. The consultants’ service period is four years since the restricted shares were granted. These shares were included in the Company’s 2011 Share Plan. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these restricted shares is measured on the grant date. Compensation expense of US$387 was recognized relating to the restricted shares for the year ended December 31, 2012 and unrecognized compensation expense relating to these restricted shares amounted to US$1,002 as of December 31, 2012.

Other Share Awards

a. Share Awards to Co-Chief Executive Officer

On January 8, 2012, the Group granted 10, 000,000 restricted shares of the Company to the Co-Chief Executive Officer (“Co-CEO”) of the Company. Of the 10,000,000 restricted shares, 6,000,000 restricted shares will vest over four years provided that he continues his employment with the Company. 25% of the 6,000,000 restricted shares will vest on the first-year anniversary of the employment commencement date and 1/48 of 6,000,000 restricted shares will vest each month over a three-year period thereafter. The remaining 4,000,000 restricted shares are subject to the achievement of either specific performance or market conditions for each of the next four years. The value of the restricted shares under the market or performance conditions was calculated based on their grant date fair values without considering the possibility that the service conditions or performance conditions will be achieved. As all the criteria for establishing grant date were met, the fair value of share-based compensation being recognized for these restricted shares was measured on January 8, 2012.

For the 6,000,000 restricted shares that are subject only to the service condition, the related compensation expenses are being recognized using graded vesting method over the next four years. For the 4,000,000 restricted shares subject to either performance or market condition, the Company has first determined whether or not it was probable that the performance condition would be achieved. The fair value of the restricted shares calculated reflecting the market condition represents the minimum amount that is recognized as compensation cost assuming the requisite service is completed, even if the performance or market condition is not met.

Pursuant to the employment agreement among NQ US, the Company and Co-CEO, the Company shall establish a new entity, NQ Global and shall issue 15% equity interest in NQ Global (“NQ Global Shares”) to the Co-CEO for a nominal value. The NQ Global Shares have an embedded put option where the Co-CEO has the right in his sole discretion, to require the Company to purchase a portion or all of NQ Global Shares owned by the Co-CEO (“Put Option”) at their fair market value on the exercise date. While the NQ Global Shares are fully vested upon their issuance, the Put Option will vest and become exercisable at the rate of 25% of the underlying shares upon each of the first four annual anniversaries of the employment commencement date. All the key terms and conditions were substantially agreed among the counterparties in February 2012 and therefore the grant date was established at that time. Since these NQ Global Shares were fully vested upon grant, the entire compensation expenses of US$451 were recognized on the grant date. The fair value of 15% equity interest in NQ Global is determined based on the income approach.

On May 8, 2012, the Company modified the employment agreement among NQ US, the Company and the Co-CEO so that Co-CEO gave up his 15% equity interest in NQ Global and the related Put Option. Concurrently, the Company granted 9,000,000 restricted shares of the Company to the Co-CEO. Of the 9,000,000 restricted shares, 3,500,000 restricted shares are subject to a four-year service condition and the remaining 5,500,000 restricted shares are subject to the achievement of either specific performance or market conditions for each of the next four years. This was determined to be a modification to the original award granted to the Co-CEO. As a result, the incremental compensation expense of US$14,019, calculated as the excess of the fair value of the 9,000,000 restricted shares over the fair value of 15% equity interest in NQ Global on the modification date, was recognized from May 8, 2012 over the vesting period.

The restricted shares of 9,500,000 subject to either specific performance or market conditions that become vested and non-forfeitable are up to 11,875,000 since they shall be determined on the last day of each fiscal year based on the percentage achievement of fiscal year performance goal. As of December 31, 2012, the Company determines that it is not probable that the performance conditions will be achieved for all the 9,500,000 restricted shares. As a result, the related compensation expense calculated based on the fair value on the grant date that reflects the market condition is recognized over the requisite service period using graded vesting method.

Of the 9,500,000 restricted shares that are subject to the achievement of either specific performance or market conditions, 2,521,755 restricted shares were granted and vested on December 31, 2012, since the market condition for the year ended December 31, 2012 was achieved.

Compensation expense of US$12,330 was recognized relating to the 19,000,000 restricted shares for the year ended December 31, 2012 and unrecognized compensation expense relating to these restricted shares amounted to US$11,134 as of December 31, 2012.

Three amendments were signed between the company and Co-CEO on January 7, 2013, January 30, 2013 and March 23, 2013 respectively. Any restricted shares that would have vested on January 8, 2013, January 31, 2013, February 28, 2013 or March 31, 2013 shall vest on March 29, 2013 according to these amendments.

On April 3, 2013, an amendment was signed between the Company, the NQ US and the Co-CEO, under which the market conditions were removed and the performance conditions was revised for the restricted shares that will vest in 2013 through 2015.

The Group is in the process of assessing the accounting implications for these amendments.

b. Share Awards in connection with acquisitions

The Group granted 2,875,000 restricted shares of the Company to the non-controlling interest shareholder of NationSky in May, 2012 (Note 4). The value of the restricted shares was calculated based on the fair value of the acquisition date on which all the criteria for establishing grant date were met. These restricted shares are subject to a vesting period of four years and/or certain performance related targets. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these restricted shares is measured on the grant date. Of 2,875,000 restricted shares, 1,725,000 restricted shares are subject only to the service condition. The related compensation expenses are being recognized using graded vesting method over the next four years. The remaining 1,150,000 restricted shares are subject to both performance and service condition. The Company has first determined whether or not it was probable that the performance condition would be achieved. The compensation expense would be recognized if the performance condition is probable of being achieved. As of December 31, 2012, the Company determines that it is not probable that the performance conditions will be achieved. As a result, the related compensation expense was not recognized. Compensation expense of US$1,193 was recognized relating to the restricted shares for the year ended December 31, 2012 and unrecognized compensation expense relating to these restricted shares amounted to US$2,378 as of December 31, 2012.

The Group granted 18,519,971 restricted shares of the Company to the original shareholder of Beijing Feiliu and Beijing Red on November 30, 2012. The value of the restricted shares was calculated based on the fair value of the acquisition date on which all the criteria for establishing grant date were met. These restricted shares are subject to a vesting period of four years and/or certain performance related targets. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these restricted shares is measured on the grant date. Of 18,519,971 restricted shares, 6,173,324 restricted shares are subject only to the service condition. The related compensation expenses are being recognized using graded vesting method over the next four years. The remaining 12,346,647 restricted shares are subject to both performance and service condition, the Company has first determined whether or not it was probable that the performance condition would be achieved. The compensation expense would be recognized if the performance condition is probable of being achieved. As of December 31, 2012, the Company determines that it is not probable that the performance conditions will be achieved. As a result, the related compensation expense was not recognized. Compensation expense of US$356 was recognized relating to the restricted shares for the year ended December 31, 2012 and unrecognized compensation expense relating to these restricted shares amounted to US$7,855 as of December 31, 2012.

The summary of restricted share activities during 2011 and 2012 is presented below:

	Number of shares	Fair value per share at grant date
		US$
Unvested as of January 1, 2011	—	—
Granted	1,075,000	1.6800
Vested	—	—

Unvested as of December 31 , 2011	1,075,000	1.6800

Granted	47,973,506	1.2379
Forfeited	(1,021,995)	1.4936
Vested	(2,992,985)	0.8971

Unvested as of December 31 , 2012	45,033,526	1.2653

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2010, 2011 and 2012 were US$ nil, US$ nil and US$ 4,010, respectively.

As of December 31, 2010, 2011 and 2012, Awards available for future grants amounted to 994,825, 2,970,500 and 5,944,731 common shares, respectively.

15. TAXATION

(a) Business tax (“BT”) and related surcharges

The Group’s PRC operations are subject to BT at the rate of 3% or 5%, for consumer mobile security, enterprise mobility and mobile games. Related surcharges are 12% of BT. BT and the related surcharges are recognized when the revenue is earned.

(b) Transition from PRC Business Tax to PRC Value Added Tax

A Pilot Program for transition from the imposition of Business Tax to the imposition of VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. Starting from September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in China, including Beijing. Our technology development and online advertising revenues became subject to the Pilot Program on September 1, 2012 and are now subject to VAT, instead of Business Tax, at a rate of 6%.

(c) Income taxes

Cayman Islands

Under the common tax laws of the Cayman Islands, the Company is not subject to tax on its income, or capital gains, in addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate at 16.5% since the beginning of 2008.

United States

NQ US applies cost-plus method to compute the taxable income and is subject to a graduated federal corporate income tax rate. The deemed profit rate and federal corporate income tax rate for the year ended December 31, 2012 were 6% and 34%, respectively. NQ US paid income taxes of US$ 218 for the year ended December 31, 2012.

Switzerland

NQ Mobile International AG does not have significant operations since their inception during the year ended December 31, 2012.

Luxembourg

NQ Mobile Lux S.A. does not have significant operations since their inception during the year ended December 31, 2012.

Taiwan

The Group’s subsidiary established in Taiwan does not have significant operations since their inception during the year ended December 31, 2012.

Mainland China

On March 16, 2007, the National People’s Congress adopted the new Corporate Income Tax Law (the “New CIT Law”), which became effective from January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises by adopting a uniform income tax rate of 25%. Preferential tax treatments continue to be granted to entities that are qualified as “high and new technology enterprises strongly supported by the State”, or conducted business in encouraged sectors. An enterprise qualified as a “high and new technology enterprise” is entitled to a preferential income tax rate of 15%.

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

The Company’s PRC entities CIT rate was as follows:

Beijing Technology was qualified as a high and new technology enterprise under the New CIT Law and it has successfully renewed this status in late 2011 which enabled it enjoying preferential income tax treatment for another 3 years up to 2013. Accordingly, it was subject to a rate of 7.5% from 2008 to 2010, and a rate of 15% thereafter so long as it continues to qualify as a high and new technology enterprise. The CIT rate was approved by Beijing Haidian District State Tax Bureau as a transitional treatment to allow the Beijing Technology to continue to enjoy its unexpired tax holiday provided by the previous income tax laws and rules. Beijing Technology paid CIT of US$0, US$16 and US$75 for the years ended December 31, 2010, 2011 and 2012, respectively.

NQ Beijing and Beijing Feiliu were qualified as a software enterprise under the New CIT Law, which were entitled to enjoy preferential income tax treatment of income tax exemption for the first two years when it became profitable, followed by three years preferential income tax rate of 12.5% up to 2015 and 2016 respectively. Accordingly, NQ Beijing was subject to zero income tax rate from 2011 to 2012, and a rate of 12.5% from 2013 to 2015; Beijing Feiliu was subject to zero income tax rate from 2012 to 2013, and a rate of 12.5% from 2014 to 2016. The CIT rate was approved by Beijing Haidian District State Tax Bureau and Beijing Dongcheng District State Tax Bureau respectively as a software enterprise to allow NQ Beijing and Beijing Feiliu to enjoy its tax holiday provided by previous income tax laws and rules. Therefore, NQ Beijing was not required to pay any income tax for the years ended December 31, 2011 and 2012, and Beijing Feiliu was not required to pay any income tax for the year ended December 31, 2012.

NQ Beijing, was subject to the prevailing income tax rate of 25% on taxable income for the years ended 2010.

NationSky and Beijing Red were subject to a prevailing income tax rate of 25%. NationSky paid income taxes of US$ 4 for the year ended December 31, 2012.

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

Composition of income tax expense

The current and deferred portions of income tax expense included in the Group’s consolidated statements of comprehensive income are as follows:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Current income tax expense	218	96	464
Deferred income tax expense/(benefit)	183	(91)	(182)
Withholding tax expense	—	92	138

Income tax expense	401	97	420

Reconciliation between the PRC statutory CIT rate of 25% for 2010, 2011 and 2012 and the Company’s effective tax rate is as follows:

	For the Years Ended December 31,
	2010	2011	2012
Statutory EIT rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holidays	(4.6)%	25.4%	99.6%
Effect of tax-exempted entity	26.4%	(5.3)%	(53.1)%
Effect of change in valuation allowance	5.7%	5.3%	(2.5)%
Withholding tax expense	—	(0.9)%	(1.3)%
Other permanent book-tax differences	1.8%	(0.4)%	(21.7)%

Effective income tax rate	4.3%	(0.9)%	(4)%

The combined effects of the income tax expense exemption and reduction available to us are as follows:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Tax holiday effect	(434)	(2,624)	(10,345)
Per share effect, basic	(0.009)	(0.015)	(0.044)
Per share effect, diluted	(0.009)	(0.014)	(0.040)

Deferred income tax

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred income tax assets and liabilities consist of as follows:

	December 31,
	2011	2012
	US$	US$
Deferred income tax assets, current
Accruals	74	40
Accrued payroll	30	370
Other differences	40	70

Total current deferred income tax assets	144	480
Less: Valuation allowance	(144)	(480)

Net current deferred income tax assets	—	—

Deferred income tax assets, non-current
Equity investment	232	—
Net operating loss carry forwards	757	907
Other differences	18	34

Total non-current deferred income tax assets	1,007	941
Less: Valuation allowance, non-current	(1,007)	(941)

Net non-current deferred income tax assets	—	—

Deferred income tax liabilities, current
Prepaid customer acquisition costs	103	—

Total current deferred income tax liabilities	103	—

Deferred income tax liabilities, non-current
Intangible assets from business combination	—	1,910

Total non-current deferred income tax liabilities	—	1,910

Movement of valuation allowance

	December 31,
	2011	2012
	US$	US$
Balance at beginning of the year	476	1,151
Current year addition	675	270
Current year reversal	—	—

Balance at end of the year	1,151	1,421

The Group had net operating loss of US$5,454 primarily attributable to NQ HK as of December 31, 2012, which will be carried forward without expiration date. As of December 31, 2012, the year of 2012 remains subject to examination by Chinese and other jurisdictions tax authorities.

16. (LOSS)/ EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss)/earnings per share indicated for the periods presented:

	For the Years Ended December 31
	2010	2011	2012
	US$	US$	US$
Numerator:
Numerator for basic (loss)/earnings per share	(17,053)	8121	9,430
Accretion of redeemable convertible preferred shares*	—	—	—
Beneficial conversion feature of redeemable convertible preferred shares*	—	89	—
Allocation of net income to participating preferred shareholders	—	100	—

Numerator for diluted (loss)/earnings per share	(17,053)	8,310	9,430

Denominator:
Weighted average number of common shares outstanding-basic	49,683,230	173,373,462	235,257,651
Dilutive effect of convertible preferred shares*	—	11,295,890	—
Dilutive effect of share options and restricted shares*	—	8,868,622	20,464,900

Weighted-average number of common shares outstanding, diluted	49,683,230	193,537,974	255,722,551

Basic net (loss)/earnings per Class A and Class B common share***	(0.34)	0.05	0.04
Diluted net (loss)/earnings per Class A and Class B common share***	(0.34)	0.04	0.04
Basic net (loss)/earnings per ADS**	(1.72)	0.23	0.20
Diluted net (loss)/earnings per ADS**	(1.72)	0.21	0.18

*	The potentially dilutive securities that were not included in the calculation of dilutive net (loss)/earnings per share in those periods where their inclusion would be anti-dilutive include convertible preferred shares of 90,460,988, 27,649,375 and nil, respectively, and share options and restricted shares of 17,099,899, nil and nil, respectively, for the years ended December 31, 2010, 2011 and 2012.
**	The Company was listed on May 5, 2011 with issuance of a total of 7,750,000 American Depositary Shares (“ADSs”) at a public offering price of $11.50 per ADS. Each ADS represents five Class A common shares. The net (loss) / earnings per ADS for the year ended December 31, 2010 were calculated using the same conversion ratio assuming the ADSs existed during these periods.
***	Since Class A common shares and Class B common shares share identical characteristics (Note 18), only one EPS is presented for both classes.

17. CONVERTIBLE PREFERRED SHARES

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

Each preferred share is automatically be converted into common shares at the then effective applicable conversion price, upon (i) the closing of a Qualified IPO, or (ii) the written consent of holders of more than fifty percent (50%) of the outstanding Preferred Shares of each class with respect to conversion of each class. The Qualified IPO is defined as a firm commitment underwritten registered public offering by acceptable to the holders of a majority of the then outstanding holders of a majority of the then outstanding Preferred Shares holders, for each class voting as a separate class, and to the Company with aggregate offering proceeds (before deduction of fees, commissions or expenses) to the Company and selling shareholders, if any, of not less than US$40,000 (or any cash proceeds of other currency of equivalent value) that reflects a market valuation of the Company of not less than US$200,000 and the price per share of no less than US$1.00.

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

The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets. The Company also recorded accretion on the Series B Preferred Shares and Series C Preferred Shares to the redemption value from respective issuance dates to respective earliest redemption dates. For the years ended December 31, 2010, 2011 and 2012, such accretion amounted to US$1,529, US$533 and US$0 for Series B Preferred Shares, respectively, and US$4,US$2 and US$0, respectively, for Series C Preferred Shares against additional paid-in capital.

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

Conversion to Common Shares upon Completion of IPO

Upon the completion of the IPO on May 5, 2011, each Preferred Share was automatically converted into one Class B common share. As a result, 114,637,272 Class B common shares were issued, and the balance of Preferred Shares was transferred to common shares and additional paid-in capital as of May 5, 2011. There were no preferred shares outstanding as of December 31, 2011 and 2012.

18. COMMON SHARES

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

50% of restricted shares were vested in 36 equal and continuous monthly installments for each subsequent monthly period following the issuance date, provided that the Founders’ continuous service for the Company. The vesting portion for each of the Founders equals to their ownership percentage in RPL. These shares issued are determined to be share-based compensation. The Company estimated the fair value of the shares at the issuance date using the income approach. The difference between the fair value and par value is recognized as compensation expense using graded vesting method over the required service period, which is the vesting period. For the year ended December 31, 2010, the Company recognized compensation expense of US$64. As of December 31, 2011 and 2012, there was no restricted share that was unvested. No originally issued restricted shares were forfeited.

On June 22, 2007, in association with the issuance of Series A Preferred Shares (see Note 17), the Company repurchased 3,250,000 vested shares from RPL for a consideration of US$325 or US$0.1 per common share. The shares repurchased were retired immediately.

On December 17, 2007, in association with the issuance of Series B Preferred Shares (see Note 17), the Company repurchased 1,397,059 vested shares from RPL for a consideration of US$500 or US$0.358 per common share. The shares repurchased were retired immediately.

On March 11, 2011, special resolutions have been passed by the Shareholders that the Company shall (i) increase and vary its authorized share capital and (ii) amend and restate its memorandum and articles of association. It was resolved that conditional and immediately upon the completion of the IPO, the authorized share capital of the Company be varied and increased (the “Variation of Capital”) as follows:

(a) 199,647,059 common shares (all of which are authorized but unissued immediately prior to the completion of the IPO) be re-designated as Class A common shares, having the rights, preferences, privileges and restrictions set out in the Sixth Amended and Restated Memorandum and Articles of Association attached hereto as Exhibit A (the “Sixth M&A”) adopted pursuant to these resolutions;

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

(d) the authorized share capital of the Company be increased by the creation of (i) 360,352,941 Class A common shares of a nominal or par value of US$0.0001 each, to rank pari passu with all other Class A common shares, and (ii) 75,009,787 Class B common shares of a nominal or par value of US$0.0001 each, to rank pari passu with all other Class B common shares, in each case having the rights provided for under the Sixth M&A adopted pursuant to these resolutions.

Following the Variation of Capital pursuant to this resolution, the authorized share capital of the Company shall be US$80, divided into (i) 560,000,000 Class A common shares with a par value of US$0.0001 each and (ii) 240,000,000 Class B common shares with a par value of US$0.0001 each.

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

On November 26, 2012, the Company announced a plan to repurchase up to 20,000 ADSs per day and terminate the repurchase on the earliest of US$2,500 of stock having been repurchased or March 31, 2013. As of December 31, 2012, the Company repurchased 217,758 ADSs on the open market with an aggregate price of $1,346. The repurchased ADSs were recorded as treasury stock.

The common shares reserved for issuance upon conversion of the Preferred Shares and the common shares reserved for issuance upon exercise of the Awards were as follows:

	For the Years Ended December 31
	2010	2011	2012
Reserved for issuance upon conversion of the Preferred Shares (Note 17)	114,637,272	—	—
Reserved for issuance upon exercise of the Awards (Note 14)	36,415,442	44,537,192	67,232,942

19. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table reflects accumulated other comprehensive income reflected on the Consolidated Balance Sheets as of December 31, 2012 and December 31, 2011:

	As of December 31,
	2011	2012
	US$	US$
Foreign currency translation adjustments	2,841	3,231

Accumulated other comprehensive income	2,841	3,231

20. SEGMENT INFORMATION

The Group has determined that it currently operates in the following principal reportable segments: (1) Consumer and (2) Enterprise.

For the year ended December 31, 2012
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Consumer Mobile Security	67,938	—	67,938
Enterprise Mobility	—	12,552	12,552
Mobile Games and Advertising	664	—	664
Other Services	10,614	—	10,614

Total Net Revenues	79,216	12,552	91,768

Cost of revenues	(16,352)	(9,387)	(25,739)

Gross profit	62,864	3,165	66,029

Operating expenses:
Sales and marketing	(16,917)	(479)	(17,396)
General and administrative	(35,977)	(799)	(36,776)
Research and development	(8,995)	(590)	(9,585)

Total operating expenses	(61,889)	(1,868)	(63,757)

Income from operations	975	1,297	2,272

Interest income/(expense)	3,207	(14)	3,193
Foreign currency exchange gain	67	—	67
Gain on change of interest in an associate	943	—	943
Other income/(expense), net	3,374	(10)	3,364

Income before income taxes	8,566	1,273	9,839

Income tax expense	(331)	(89)	(420)
Share of profit from an associate	543	—	543

Net income	8,778	1,184	9,962

Net income attributable to non-controlling interest	—	(532)	(532)
Net income attributable to NQ Mobile Inc.	8,778	652	9,430

Net income attributable to common shareholders	8,778	652	9,430

The major assets by segment as of December 31, 2012 are as follows:

As of December 31, 2012
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	17,590	1,272	18,862
Term deposit	101,503	—	101,503
Accounts receivable, net	46,380	8,095	54,475
Fixed assets, net	2,325	109	2,434
Intangible assets, net	8,543	4,670	13,213
Goodwill	15,858	2,100	17,958

Total assets	229,088	18,630	247,718

Before 2012, the Group principally engaged in consumer mobile security and other services and operated and managed this business as a single segment.

21. RELATED PARTY TRANSACTIONS

Except for the customer acquisition activities and financial guarantees received from RPL on housing loans to certain employees disclosed respectively in Notes 7 and 23, there was no related party transaction during the years ended December 31, 2010, 2011 and 2012, respectively.

22. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into various operating lease agreements principally for its office spaces in Mainland China, Taiwan and the United States. Rental expenses under operating leases for the years ended December 31, 2010, 2011 and 2012 were US$474, US$743 and US$1,336, respectively.

The future obligations for operating leases as of December 31, 2012 are as follows:

Amount
US$
For the year ending
2013	1,859
2014	1,659
2015	1,548
2016	1,581
Beyond 2017	1,460

Total minimum payment required	8,107

Contingencies

There were no significant legal contingencies during all periods presented.

23. HOUSING LOANS TO EMPLOYEES

	December 31,
	2011	2012
	US$	US$
Other Non-current Assets – Housing loans to employees	374	279
Prepaid Expenses and Other Current Assets – Housing loans to employees	124	182

Total housing loans to employees	498	461

In June 2010, the Group entered into housing loan contracts with 10 employees, under which the Group provided interest free housing loans to the employees with the original amount of US$180 per employee. The loans were subsequently modified so that the employees are required to repay the first US$60 by installment of US$1 per month within 5 years, and repay the remaining US$120 due immediately following the signing of the loan agreements. In 2011 and 2012, the Group entered into housing loan contracts with employees, under which the Group provided interest-free housing loans to the employees with the original amount of US$79 and US$302 respectively. These loans were guaranteed by RPL. The Group discounted the future collection of the loans with the rate the Company would charge to an employee as if the employee were to get a loan from a third party and recorded separately as current portion and non-current portion. As of December 31, 2012, housing loans to the employees recorded as other current assets and other non-current assets were US$182 (2011: US$124) and US$279(2011: US$374), respectively.

24. SUBSEQUENT EVENTS

On January 2, 2013, the Company granted 5,062,000 options to employees and 250,000 options to a significant business partner under the 2011 Share Plan. The fair value of share-based compensation to be recognized for these options is measured on the grant date.

On January 2, 2013, the Company granted 2,650,000 restricted shares with a total value of US$3,196 and 725,000 options to non-employees consultant as the payment of consulting fee. The fair value of share-based compensation to be recognized for these awards is measured on each period end.

On January 2, 2013, the Company also granted 425,000 restricted shares with a total value of US$513 to employees and directors. The value of these restricted shares is calculated based on their grant date fair value.

On February 19, 2013, the Company granted 189,105 restricted shares with a total value of US$250 to an executive officer. The value of the restricted share is calculated based on their grant date fair value.

On January 5, 2013, the Company set up NQ (Beijing) Co., Ltd., (“NQ Tongzhou”), in China. NQ Tongzhou will engage in computer and mobile software design and development, and other technology consulting services.

On January 21, 2013 and January 23, 2013, the group established FL Mobile Inc. (“FL Cayman”) in the Cayman Islands and FL Mobile Hong Kong Limited (“FL HK”) in Hong Kong respectively (collectively, the “FL Corporations”). FL Corporations will further develop the mobile platform for real-time online group activities, mobile technology, automotive, health care, entertainment, online books and games

In January 31, 2013, Beijing Feiliu entered into an agreement to acquire 51% equity interest of Beijing Fanyue Information Technology Co., Ltd. (“Beijing Fanyue”) with a payment of RMB551 (US$89) in cash and 2,828,511 in shares of the Company. Beijing Fanyue is engaged in mobile internet advertisement integration and marketing solution. The purpose of the acquisition was to extend the subscription numbers of the Group’s services.

On April 9, 2013, Beijing WuYue Tianxia Investment Consulting Ltd withdrew from NQ Guotai as the general partner and transferred its 0.5% equity interest in NQ Guotai to Tianjin Qingyun. On the same time, Wangqin Guotai (Beijing) Capital Fund Management Ltd was appointed as the new general partner, which made a capital injection of RMB2,000 (US$319). As a result of these transactions, the Group owns 49.505% of equity interest in NQ Guotai.

The Company is still in the process of assessing the accounting treatment and financial impact of these transactions.

25. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary, VIE and VIE’s subsidiaries only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary, VIE and VIE’s subsidiaries in China are required to make annual appropriations of 10% of after-tax profit to general reserve fund or statutory surplus fund. As a result of these PRC laws and regulations, the Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries were US$30,482 and US$66,533 as of December 31, 2011 and 2012, respectively.

26. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

The separate condensed financial information of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 12-04(a) and 4-08(e)(3). The condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries. Such investment is presented on the separate condensed balance sheets of the Company as “Long term investments”. The Company, its subsidiaries, VIE and VIE’s subsidiaries were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s share and losses from its subsidiaries are reported as share of losses from subsidiaries in the condensed financial statements.

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

As of December 31, 2010, 2011 and 2012, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

NQ MOBILE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial information of Parent Company

(In thousands, except for share data)

Condensed Balance Sheets

	As of December 31,
	2011	2012
	US$	US$
Current assets:
Cash and cash equivalents	49,237	672
Accounts receivable, net of allowance of US$248 and US$517 as of December 31, 2011 and 2012, respectively	13,651	8,427
Prepaid expenses and other current assets	62,462	128,634

Total current assets	125,350	137,733

Long term investments	26,697	75,584
Property and equipment, net	4	3
Intangible assets, net	1,488	3,663
Other non-current assets	300	129

Total Assets	153,839	217,112

Current liabilities:
Accounts payable	175	195
Receipt in advance	—	322
Deferred revenue	4,944	6,650
Accrued expenses and other current liabilities	536	1923

Total Liabilities	5,655	9,090

Shareholders’ Equity
Class A common shares
(US$0.0001 par value, 560,000,000 and 560,000,000 shares authorized; 55,953,690 and 136,120,102 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	6	13
Class B common shares
(US$0.0001 par value, 240,000,000 and 240,000,000 shares authorized; 160,664,773 and 105,152,531 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	16	11
Additional paid-in capital	157,064	208,426
Accumulated deficit	(11,743)	(2,313)
Treasury stock	—	(1,346)
Accumulated other comprehensive income	2,841	3,231

Total shareholders’ equity	148,184	208,022

Total Liabilities and Shareholders’ Equity	153,839	217,112

NQ MOBILE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial information of Parent Company

(In thousands)

Condensed Statements of Comprehensive Income

	For the Year Ended December 31,
	2010	2011	2012
	US$	US$	US$
Net revenues
Consumer mobile security	6,113	17,793	19,395
Other services	1	65	780

Total net revenues	6,114	17,858	20,175

Cost of revenues	(299)	(791)	(2,098)

Gross profit	5,815	17,067	18,077

Operating expenses
Selling and marketing expenses	(978)	(1,575)	(2,142)
General and administrative expenses	(12,964)	(1,083)	(3,400)
Research and development expenses	(147)	(156)	(95)

Total operating expenses	(14,089)	(2,814)	(5,637)
Operating (loss)/gain	(8,274)	14,253	12,440

Interest income	—	406	99
Foreign exchange (loss)/gain, net	(15)	2,987	182
Other (expense)/income, net	(7)	306	459

(Loss)/income before income taxes and share of losses from subsidiaries	(8,296)	17,952	13,180

Income tax expense	—	(92)	(138)
Share of losses from subsidiaries	(1,531)	(7,609)	(3,612)

Net (loss) / income	(9,827)	10,251	9,430

Accretion of convertible redeemable preferred shares	(1,533)	(535)	—
Beneficial conversion feature of redeemable convertible preferred shares	(5,693)	—	—
Allocation of net income to participating preferred shareholders	—	(1,595)	—

Net (loss)/income attributable to common shareholders	(17,053)	8,121	9,430
Other comprehensive income
Foreign currency translation adjustments	689	1,249	390
Disposal of available-for-sale investments	(42)	—	—

Comprehensive (loss)/income attributable to NQ Mobile Inc.	(9,180)	11,500	9,820

NQ MOBILE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial information of Parent Company

(In thousands)

Condensed Statement of Cash Flows

	For the Year Ended December 31,
	2010	2011	2012
	US$	US$	US$
Net cash provided by/(used in) operating activities	972	(44,422)	(44,510)
Net cash used in investing activities	(16,042)	(1,390)	(3,629)
Net cash provided by/(used in) financing activities	28,894	81,160	(426)

Net increase/(decrease) in cash and cash equivalents	13,824	35,348	(48,565)

Cash and cash equivalents at the beginning of the year	65	13,889	49,237

Cash and cash equivalents at the end of the year	13,889	49,237	672