Form 20-F
period 2013-12-31
NQ Mobile Inc.
filed 2014-10-27
CIK 1509986

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

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

Vincent Wenyong Shi, Chief Operating Officer and Acting Chief Financial Officer

Tel: +86 (10) 8565-5555

E-mail: vincent@nq.com

Fax: +86 (10) 8565-5518

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Class A common shares, par value US$0.0001 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares, or the ADSs. Currently, one ADS represents five Class A common shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 247,818,186 Class A common shares (excluding 2,603,530 Class A common shares represented by ADSs that are reserved for issuance upon the exercise of outstanding options and 4,646,245 Class A common shares represented by ADSs that have been repurchased but not cancelled), par value US$0.0001 per share, and 53,956,491 Class B common shares, par value US$0.0001 per share, as of December 31, 2013.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our,” and “NQ” refer to NQ Mobile Inc. and its subsidiaries and consolidated affiliated entities, as the context may require;

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value US$0.0001 per share;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•	“registered user account” or “activated user account” means a user account that was registered with us. We calculate registered user accounts for any particular period as the cumulative number of user accounts at the end of the relevant period. Because every time a person activates one of our mobile products after the initial installation, a unique registered user account is generated, and each person can install and activate more than one of our products on his or her smart device, each smart device could be associated with more than one of our registered user accounts. In addition, each person could have more than one smart device with our mobile products installed and activated. Consequently, the number of registered user accounts we present in this annual report overstates the number of persons who are our registered users;

•	“active user account” for a specific period means a registered user account that has accessed our services at least once during such relevant period; and

•	“premium user account” means a user account that generates revenues either through direct payment or through indirect payment from third party developers and advertisers. The premium user account metric we use for the year ended December 31, 2013 replaces the paying user account metric we use for the years ended December 31, 2011 and 2012, which refers to a user account that has paid or subscribed for our premium services during the relevant period, as we expanded the monetization of our active user accounts in 2013. The numbers of premium user accounts should not be compared with the number of paying user accounts.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the industries that we operate in China and globally;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding the retention and strengthening of our relationships with key business partners and customers;

•	competition in our industries in China and globally;

•	relevant government policies and regulations relating to our industries; and

•	our acquisition strategy, and our ability to successfully integrate past or future acquisitions with our existing operations.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income (loss) data for the three years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2009 and 2010 and our consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report. We reclassified our revenues into the following categories in 2013: mobile value added services (including consumer mobile security and mobile games), enterprise mobility, advertising services and other services. As a result, we reclassified the presentation of the revenue categories for the years ended December 31, 2012, 2011 and 2010 in conformity with these new revenue categories. Our selected consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of dollars, except for share, per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Net revenues:
Service Revenues
Mobile value added services	5,014	15,268	36,202	68,335	103,519
Advertising services	—	—	4,306	8,889	36,623
Enterprise mobility	—	—	—	3,249	14,174
Other services	250	2,427	163	1,992	3,559
Product Revenues
Enterprise mobility (including transactions with a related party of US$0, US$0 and US$56 for the years ended December 31, 2011, 2012 and 2013, respectively)	—	—	—	9,303	38,827

Total net revenues	5,264	17,695	40,671	91,768	196,702

Cost of revenues
Cost of services	(2,812)	(5,193)	(8,057)	(16,773)	(43,557)
Cost of products sold	—	—	—	(8,966)	(37,371)

Total cost of revenues (1)	(2,812)	(5,193)	(8,057)	(25,739)	(80,928)

Gross profit	2,452	12,502	32,614	66,029	115,774

Operating expenses:
Selling and marketing expenses (1)	(3,344)	(4,436)	(7,955)	(17,396)	(25,810)
General and administrative expenses (1)	(2,139)	(14,750)	(14,024)	(36,776)	(77,026)
Research and development expenses (1)	(2,312)	(2,959)	(5,095)	(9,585)	(17,437)

Total operating expenses	(7,795)	(22,145)	(27,074)	(63,757)	(120,273)

(Loss)/Income from operations	(5,343)	(9,643)	5,540	2,272	(4,499)

Interest income	159	234	1,342	3,193	411
Realized gain/(loss) on available-for-sale investments	47	(102)	29	—	5
Foreign exchange (loss)/gain, net	(2)	(46)	3,011	67	1,784
Gain on change of interest in an associate	—	—	—	943	—
Other (expense)/income, net	(12)	135	306	3,364	2,083

(Loss)/Income before income taxes	(5,151)	(9,422)	10,228	9,839	(216)

Income tax expense	—	(401)	(97)	(420)	(1,117)
Share of (loss)/profit from an associate	—	(7)	119	543	—

Net (loss)/income	(5,151)	(9,830)	10,250	9,962	(1,333)

Net income/(loss) attributable to the non-controlling interest	1	3	1	(532)	(523)

Net (loss)/income attributable to NQ Mobile Inc.	(5,150)	(9,827)	10,251	9,430	(1,856)

Accretion of redeemable convertible preferred shares	(1,393)	(1,533)	(535)	—	—
Beneficial conversion feature of redeemable convertible preferred shares	—	(5,693)	—	—	—
Allocation of net income to participating preferred shareholders	—	—	(1,595)	—	—

Net (loss)/income attributable to common shareholders	(6,543)	(17,053)	8,121	9,430	(1,856)

Net (loss)/income	(5,151)	(9,830)	10,250	9,962	(1,333)

Other comprehensive income
Foreign currency translation adjustments	10	689	1,249	390	4,808
Disposal of available-for-sale investments	47	(42)	—	—	—

Comprehensive (loss)/income	(5,094)	(9,183)	11,499	10,352	3,475

Comprehensive loss/(income) attributable to the non-controlling interest	1	3	1	(532)	(523)

Comprehensive (loss)/income attributable to NQ Mobile Inc.	(5,093)	(9,180)	11,500	9,820	2,952

Net (loss)/earnings per Class A and Class B common shares
Basic	(0.15)	(0.34)	0.05	0.04	(0.01)
Diluted	(0.15)	(0.34)	0.04	0.04	(0.01)
Net (loss)/earnings per ADS (2)
Basic	(0.77)	(1.72)	0.23	0.20	(0.03)
Diluted	(0.77)	(1.72)	0.21	0.18	(0.03)
Weighted average number of common shares outstanding
Basic	42,251,533	49,683,230	173,373,462	235,257,651	273,981,547
Diluted	42,251,533	49,683,230	193,537,974	255,722,551	273,981,547

(1)	Share-based compensation expenses included in:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of dollars)
Cost of revenues	13	19	130	214	370
Selling and marketing expenses	35	102	1,923	2,342	2,310
General and administrative expenses	1,087	12,299	7,895	20,534	50,708
Research and development expenses	43	146	724	1,453	2,016

(2)	Each ADS represents five Class A common shares. Net (loss)/earnings per ADS is calculated based on net (loss)/earnings per Class A and Class B common shares multiplied by five.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of dollars)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	1,704	17,966	69,510	18,862	179,718
Total current assets	7,645	44,611	156,258	199,856	417,292
Total assets	10,339	48,404	160,482	247,718	609,362
Total current liabilities	2,161	5,562	12,231	32,286	93,883
Total liabilities	2,161	5,749	12,231	34,369	269,206
Total shareholders’ (deficit)/equity	(10,173)	(8,323)	148,251	213,349	340,156

Non-GAAP Financial Measures

To supplement the net income/(loss) presented in accordance with U.S. GAAP, we use adjusted net income/(loss) as a non-GAAP financial measure. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. We present adjusted net income/(loss) because it is used by our management to evaluate our operating performance, in addition to net income/(loss) prepared in accordance with U.S. GAAP. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-GAAP adjustments.

The use of adjusted net income/(loss) has material limitations as an analytical tool. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income, excluding share-based compensation expenses, is that these items have been and may continue to be significant expenses in our business for the foreseeable future. In addition, because adjusted net income/(loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income/(loss) as a substitute for or superior to net income/(loss) prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth the calculation of adjusted net income/(loss), which is determined by adding back non-GAAP adjustments to our net income/(loss) presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of dollars)
Net (loss)/income	(5,151)	(9,830)	10,250	9,962	(1,333)
Add: share-based compensation expenses	1,178	12,566	10,672	24,543	55,404
Adjusted net (loss)/income	(3,973)	2,736	20,922	34,505	54,071

Selected Operating Data

We monitor certain key operating metrics that we believe are important to our financial performance. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business.

Our registered user accounts may overstate the actual number of our individual registered users, and our active, paying and premium user accounts derived from our operational system may differ from the actual numbers of active, paying and premium users. For more information, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active, paying and premium user account figures may differ from the actual numbers of active, paying and premium users.”

The following tables set forth our registered user accounts as of December 31, 2009, 2010, 2011, 2012 and 2013, respectively, as well as the average monthly active user accounts, average monthly paying user accounts and average monthly premium user accounts for the three months ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in millions)
Cumulative registered user accounts (excluding FL Mobile cumulative registered user accounts)	35.6	71.7	146.7	283.4	480.8
FL Mobile cumulative registered user accounts	—	—	—	67.4	106.9
Total cumulative registered user accounts	35.6	71.7	146.7	350.8	587.7

	For the Three Months Ended December 31,
	2009	2010	2011	2012	2013
	(in millions)

Average monthly active user accounts (excluding FL Mobile average monthly active user accounts)	12.0	25.4	52.3	97.7	136.0
FL Mobile average monthly active user accounts	9.1	—	—	12.5	20.4
Total average monthly active user accounts	2.9	25.4	52.3	110.2	156.4
Average monthly paying user accounts	1.1	3.2	5.6	8.9	—
Average monthly premium user accounts	—	—	—	—	15.6

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our Freemium subscription business model for consumer mobile security services is relatively new in our industry and we may not be able to continuously meet user demand and increase the number of premium users, which may have material and adverse effects on our business and results of operations.

We offer our consumer mobile security services to users globally through an innovative “Freemium” business model. Our Freemium business model provides users with free services and the ability to upgrade to a selection of premium services either by paying subscription fees or engaging in our offer wall. Our offer wall, launched in March 2013, provides a selection of self-developed and third-party sponsored applications, including mobile games. The offer wall allows users to accumulate points for downloading these applications and to use such points to upgrade to our premium services, as an alternative to paying subscription fees for the premium services. The success of our business model depends on, among other factors, our ability to convert our registered user accounts into premium user accounts and our ability to encourage user spending on additional products and services and user engagement in our advertising platform and mobile games. Although we constantly monitor and research user needs, we may be unable to meet user demands on a continuous basis or anticipate future user demands, which may adversely affect our ability to convert free user accounts into premium user accounts, and materially and adversely affect our business and results of operations. Current premium users may also choose not to renew their subscriptions, click on our mobile advertisement or pay for mobile games through our offer wall. In addition, we may not be able to maintain and increase the prices of our premium products and services, which may have material and adverse effects on our growth and prospects.

The mobile security, privacy and productivity industry may not grow as quickly as expected, which may materially and adversely affect our business and prospects of future growth.

A significant portion of our business and prospects depend on the continued development of the mobile security, privacy and productivity industry in China and overseas. As a relatively new industry, the mobile security, privacy and productivity industry has only begun to experience substantial growth in recent years both in terms of number of users and revenues. We cannot assure you, however, that the industry will continue to grow as rapidly as it has in the recent past. The growth of the mobile security, privacy and productivity industry is affected by numerous factors, such as users’ general communication experience, technological innovations, development of smart devices and other mobile devices, development of mobile Internet-based telecommunication services and applications, regulatory changes and the macroeconomic environment. If the mobile security, privacy and productivity industry in China or globally does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be materially and adversely affected.

Our business is increasingly subject to the risks of international operations, which could significantly affect our financial condition and operating results.

International expansion forms an important component of our growth strategy. Expanding our business internationally exposes us to a number of risks, including:

•	our ability to select the appropriate geographical regions for overseas expansion;

•	difficulty in identifying appropriate local wireless carriers, handset companies, retail distributors and/or joint venture partners and establishing and maintaining good cooperation relationships with them;

•	difficulty in understanding local market dynamics and industry culture;

•	fluctuations in currency exchange rates;

•	compliance with applicable foreign laws and regulations, including import and export requirements, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, and anti-competition regulations; and

•	increased costs associated with doing business in foreign jurisdictions.

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

We plan to grow both organically and through acquisitions, investments, joint ventures or other strategic alliances when appropriate opportunities arise. For example, in 2013 and 2014, we acquired 100% equity interest in Beijing Fanyue Information Technology Co., Ltd., or Fanyue, NQ Mobile (Shenzhen Co., Ltd., or NQ Shenzhen, Best Partners Limited, or Best Partner, Beijing Tianya Co., Ltd., or Tianya, Chengdu Ruifeng Technology Co., Ltd., or Ruifeng and Beijing Trustek Technology Co., Ltd., or Beijing Trustek, Shanghai Yinlong Information Technology Co., Ltd, and or Yinlong, 70% equity interest in Yipai Tianxia Network Technology Co., Ltd., or Yipai, 68% equity interest in Tianjin Huayong Wireless Technology Co., Ltd., or Huayong, and 65% equity interest in Beijing Showself Technology Co., Ltd., or Showself. These and any future acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potentially significant loss of investments. We may not be able to identify suitable future acquisition or investment candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition, investment or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete the desired acquisitions, investments or alliances, we may not be able to implement our strategies effectively or efficiently. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with our future alliances, which could adversely affect our business and results of operations. Our ability to successfully integrate acquired companies and their operations and our ability to benefit from our alliances, joint ventures and investments may be adversely affected by a number of factors. These factors include diversion of management’s attention, difficulties in retaining personnel of acquired companies, unanticipated problems or legal liabilities, and tax and accounting issues.

If we fail to integrate acquired companies efficiently, our earnings, revenues, gross margins, operating margins and business operations could be negatively affected. Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products and services in which the acquired companies specialize and the loss of key personnel and customer accounts.

In addition, we issued restricted shares to the shareholders of certain entities that we acquired in connection with the acquisitions. Such issuances may dilute your interest in our company, and could have a material adverse effect on the price of our ADSs.

If we are not able to realize the benefits envisioned for our acquisitions, investments, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

If we are not successful in executing our strategy of expanding into the enterprise market, our business and financial condition could be materially and adversely affected.

An important part of our growth strategy is to build on our strong consumer brand while expanding into the enterprise mobility business. Sales to enterprises involve risks that may not be present (or that are present to a lesser extent) with sales to individual consumers. These risks include:

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

The limited operating history of FL Mobile Jiutian Technology Co., Ltd., or FL Mobile, and NationSky make it difficult to evaluate their future prospects and results of operations.

FL Mobile is one of our consolidated affiliated entities. It is difficult to evaluate the viability and sustainability of FL Mobile’s business because of its limited operating history with mobile games. FL Mobile only started to generate revenue from mobile game operations beginning in 2012. As a result, FL Mobile is exposed to the risks and uncertainties experienced by early stage companies in evolving industries and the mobile game industry in China in particular. Our success in mobile game operations through FL Mobile depends on, among other factors:

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

NationSky, another one of our consolidated affiliated entities, is a leading provider of device agnostic managed mobile services, mobile device management services and other mobile SaaS offerings to enterprises in China. It is also difficult to evaluate the viability and sustainability of NationSky’s business due to its limited operating history. The success of NationSky depends on, among other factors:

•	ability to maintain and extend our position as a leading provider of mobile services to enterprises in China;

•	ability to continue to obtain and offer services catered to the needs of enterprises in China and to attract and retain a large customer base; and

•	ability to continue to research, develop and upgrade technology to support the evolving needs of enterprises.

Failure to maintain relationships with top mobile game developers and to maintain operating rights for popular mobile games would adversely and materially affect our financial results of mobile game operations.

FL Mobile identifies and develops relationships with top mobile game developers in China and overseas to obtain the operating rights for popular mobile games. Revenues derived from mobile game operations contributed to a significant portion of FL Mobile’s total revenues in the year ended December 31, 2013. If FL Mobile fails to renew the operating rights for popular games after the relevant contracts expire or fails to continually obtain rights to operate new popular games in the future, our mobile game operations results will be adversely and materially affected.

The mobile games that we offer have finite commercial lifespans.

The mobile games that we offer have finite commercial lifespans. While we seek to extend their commercial lifespans by upgrading them to include new features that appeal to existing players and attract new players, we cannot assure you that revenues generated by them will not decline in the future as a result of their approaching the end of their commercial lifespans. If we fail to extend the commercial lifespans of the mobile games, our business and results of operations may be materially and adversely affected.

The mobile game industry we operate in is new and rapidly changing, which makes it difficult to evaluate our business and prospects.

The mobile game industry is new and rapidly changing. The growth of the mobile game industry and the level of demand and market acceptance of our content are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the mobile game industry, many of which are beyond our control, including changes in user demographics, tastes and preferences, and general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending.

There is no assurance that mobile games will continue to be popular in China or elsewhere. A decline in the popularity of mobile games in general may adversely affect our business and prospects. In addition, government authorities or industry organizations may adopt new standards that apply to game development. New technologies and new standards may require increases in expenditure for game development and operations, and we will need to adapt our business to cope with the changes and support these new services to be successful.

The future growth of the mobile advertising industry in China is uncertain.

The mobile advertising industry in China has evolved rapidly in recent years, with developments such as the introduction of new business models, the development of user preferences, market entry by new competitors and the adoption of new strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in our target market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, netbooks or other mobile Internet handsets involving fourth generation mobile technologies, which could render certain current technologies or applications obsolete. Accordingly, it is extremely difficult to accurately predict user acceptance and demand for our mobile advertising solutions and the size, composition and growth of the mobile advertising industry. Furthermore, given the limited history and rapidly evolving nature of these markets, we cannot predict the price that users will be willing to pay for mobile advertising services or whether users will have concerns over security, reliability, cost and quality of service associated with mobile advertising services. If acceptance of our mobile advertising services is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

Undetected errors, flaws or failures in our products or services, failure to detect new security threats, failure to respond to security events with sufficient speed and efficiency, or failure to maintain updated knowledge repositories could harm our reputation or decrease market acceptance of our consumer mobile security services and products.

Our products and services for consumer mobile security may contain errors, flaws or failures that may only become apparent after their release, especially in terms of updated versions of our mobile products and services. We receive user feedback in connection with errors, flaws or failures in our products and services from time to time, and such errors, flaws or failures may also come to our attention during our internal testing process. We generally have been able to resolve such errors, flaws or failures in a timely manner, but we cannot assure you that we will be able to detect and resolve all of them effectively or in a timely manner. Undetected errors, flaws or failures in our services and products or failure to detect new security threats or respond to such threats with sufficient speed and efficiency may adversely affect user experience and cause our users to stop using our services and products, which could materially and adversely affect our business and results of operations.

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

Our business is significantly affected by the overall size of our user base and our ability to monetize our user base, which in turn are determined by, among other factors, their experience with our services and products. Customer support, including customer service and technical support, is critical to retaining current users and attracting potential users for both our consumer and enterprise businesses. For example, if we otherwise fail to provide effective customer service, our users may be less inclined to use our services or recommend us to other potential users, and may switch to our competitors’ mobile services. Some China-based Internet companies have experienced group complaints, sometimes organized by their competitors or people attempting to profit from such complaints. If we face similar group complaints in a short time frame, we may not be able to effectively handle customer service requests from our users. Failure to maintain effective customer support could harm our reputation and our ability to retain both consumer and enterprise customers, which may materially and adversely affect out results of operations.

If we fail to execute our business model of adding compelling new services and monetizing of our active user base, our business, results of operations and financial condition will be materially and adversely affected.

We may be unsuccessful in executing our business model of adding compelling new services and monetizing our active user base for our consumer mobile security business. Our primary means of monetizing our active user base has been providing our users with diversified security, privacy and productivity service offerings. For example, we have introduced services catering to families which include security and privacy services. If our family service or other new services are not accepted by our users, our business and financial performance will suffer. In addition, we may introduce new services beyond our current offerings, which may not be accepted by users and, as a result, affect our revenue growth and operations. If we cannot develop or maintain additional channels of monetizing our active user base and introduce additional services that users find compelling, we will not be able to continue our recent growth and increase our revenues and profitability.

If we fail to successfully diversify our user acquisition channels or to successfully acquire new premium users through new channels for our consumer mobile security products and services, our business, results of operations and financial condition will be materially and adversely affected.

The growth of our consumer mobile security business depends on the expansion of our user base and the acquiring of new premium users for the related products and services. We plan to continue to diversify our user acquisition channels. For example, in 2012 and 2013, we introduced our consumer mobile security services to overseas consumers through additional retail channels, such as wireless retailers including The Cellular Connection, A Wireless, Go Wireless in the United States and Telkomsel in Indonesia. If we fail to continue to acquire new users through additional new channels or the new channels fail to meet our expectation to generate new premium users, our business, results of operations and financial condition will be materially and adversely affected.

We operate in a rapidly evolving industry. If we fail to keep up with technological developments and mobile device users’ changing requirements, our business, financial condition and results of operations may be materially and adversely affected.

The mobile Internet industry is rapidly evolving and subject to continuous technological developments. Our success depends on our ability to keep up with these technological developments and the resulting changes in user behavior. For example, an increasing number of mobile users have been able to access the Internet via an increasing number of different platforms, including Android, Symbian, iOS, BlackBerry OS and Windows Phone. Given that we operate in a rapidly evolving industry, we also need to continuously anticipate new security challenges and industry changes and respond to such changes in a timely and effective manner. There may be changes in the industry landscape as different types of platforms compete with one another for market share. For example, the Android platform has experienced faster growth than other competing platforms in recent years and has now become the more dominant platform among the smart device operating systems. If we do not adapt our products and services to such changes in an effective and timely manner as more platforms become available or certain platforms become dominant in the future, we may suffer loss in market share, and although we invest significant resources in research and development, we cannot predict the evolution of smart device operating systems or platforms in terms of releases, features, application programming interfaces, integrated security, privacy and productivity features. If access to existing smart device operating systems or platforms are changed in any way, thereby adversely affecting our ability to maintain, develop, sell, offer or distribute our products and services, our business, financial condition and results of operations may be materially and adversely affected.

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

We believe that patents, trademarks, trade secrets, copyright, and other intellectual property we use are important to our business. We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property. Some of the intellectual property used in our business operations is held by our founders and a third party. We have entered into a license agreement to use such intellectual property for our business operations, but if the individuals holding the intellectual property fail to perform under these license agreements or if the agreements are terminated for any reason, our business and results of operations may be negatively impacted, and if we are deemed to be using such intellectual property without due authorization, we may become subject to legal proceedings or sanctions which could harm our business and results of operations. In addition, we have also invested significant resources to develop our own intellectual property. Failure to maintain or protect intellectual property rights could harm our business, and any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues, our reputation and ultimately, our overall business.

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

We have experienced rapid growth since we commenced operations and began offering our first anti-virus services and products for mobile phones in 2005. The cumulative number of our registered user accounts increased from 35.6 million as of December 31, 2009 to 480.8 million as of December 31, 2013, not including the 106.9 million registered user accounts from FL Mobile as of December 31, 2013. We also expanded the scale of our operations outside of China, particularly in the United States, and now our operating headquarters are located in both Beijing, China and Dallas, Texas. Our rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology as well as improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to obtain, maintain or expand relationships with wireless carriers, handset manufacturer partners, chipmakers and other third-party business partners. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansions effectively, our business, results of operations and prospects may be materially and adversely affected.

We have historically derived a majority of our revenues from our smart device users, which may be affected by fluctuations in the smart device market.

We derive most of our net revenues for the years ended December 31, 2011, 2012 and 2013 from mobile value added services, including mobile security, privacy and productivity applications and mobile games and entertainment, for smart devices. Any significant downturn in the overall demand for smart devices could adversely affect the demand for the mobile security, privacy and productivity applications and mobile games and entertainment that we provide, which in turn would materially reduce our revenues. Although the smart device market has grown rapidly in recent years, it is uncertain whether the number of smart devices to be manufactured will grow at a similar rate in the future. To the extent that our future revenues substantially depend on the sales of smart devices, our business would be vulnerable to any downturns in the smart device market.

A significant portion of our revenues historically have been attributable to the users of a limited number of wireless carriers and smart device manufacturers, and if we are unable to maintain these key relationships or establish new relationships with additional wireless carriers and smart device manufacturers, our revenues would be adversely affected.

In the value-added telecommunications market, wireless carriers and handset manufacturers generally have the power to select software and application suppliers. We have established strong relationships with certain wireless carriers and handset manufacturers, and we anticipate that a limited number of wireless carriers and handset manufacturers, particularly smart device manufacturers, will continue to be responsible for a significant percentage of our revenues for the foreseeable future. However, there is no assurance that we would be able to continue our current arrangements with these wireless carriers and handset manufacturers on similarly favorable terms or at all, and we are not guaranteed any minimum level of revenues from them. We cannot assure you that revenues derived from collaboration with such wireless carriers and handset manufacturers will reach or exceed historical levels in any future period. The loss of one or more of such key wireless carriers or smart device manufacturers, whether due to a change of control or bankruptcy or other causes, a reduction in mobile devices with our products preinstalled, or our failure to attract additional key wireless carriers and handset manufacturers, would adversely affect our revenues.

We depend on wireless carriers and mobile payment service providers as well as other third-party service providers for the collection of a substantial portion of our consumer mobile security revenues, and any loss or deterioration of our relationship with wireless carriers, mobile payment service providers or any of these third-party service providers may result in disruptions to our business operations and the loss of revenues.

For the years ended December 31, 2011, 2012 and 2013, a substantial portion of our revenues were collected through the payment channels of wireless carriers, and other third-party service providers, including prepaid card distributors and other mobile service providers. We cooperate with wireless carriers, either directly or through mobile payment service providers. Wireless carriers provide us with billing and collection services for a fixed percentage of the total billing. If we cooperate with wireless carriers through mobile payment service providers and prepaid card distributors, we share the payments with them. Approximately 40.2%, 30.4% and 15.5% of our net revenues were collected through wireless carriers and mobile payment service providers in 2011, 2012 and 2013, respectively. If the payment channels or collection systems of wireless carriers, mobile payment service providers or any third-party service providers we use for the collection of our revenues become unavailable or malfunction, we may experience delays associated with attempts to resolve the problems, which may result in a loss of revenues to us. This problem may be particularly serious if a wireless carrier is involved, because several large wireless carriers hold dominant positions in their respective markets and therefore may occupy a relatively important position in our revenue collection. In addition, any loss or deterioration of our relationships with wireless carriers, mobile payment service providers, prepaid card distributors and other mobile service providers may result in disruptions to our business operations, the loss of our revenues and a material and adverse effect on our financial condition and results of operations.

Our relationships with mobile payment service providers and prepaid card distributors are also critical for us to collect revenues. For example, we historically generated a substantial portion of revenues through our top mobile payment service provider, Tianjin Yidatong Technology Development Co., Ltd., or Yidatong, which charged us a lower fee rate than other mobile payment service providers through which we cooperate with wireless carriers. In 2011, 2012 and 2013, our net revenues generated through Yidatong, as a percentage of our total net revenues, were 25.8%, 22.1% and 10.4%, respectively, although such percentage subsequently decreased to 3.76% in the first half of 2014. If the percentage of net revenue generated through Yidatong continues to decrease in the future, we may have to work more extensively with other mobile payment service providers in China, which may adversely affect our results of operations, as other providers generally impose higher charges as compared to Yidatong. Our agreements with mobile payment service providers are generally for terms of one to five years and we generally renew these agreements when they expire. If mobile payment service providers, especially those through which we generate significant revenues, do not perform or renew their contracts with us due to any reason, our business and results of operations may be materially and adversely affected. In addition, if mobile payment service providers and prepaid card distributors increase the fee rates they charge us or if our relationships with them deteriorate, our business and results of operations would be adversely affected.

A significant percentage of our consumer mobile security revenue comes from subscriptions to our premium products, which may not be renewed.

Historically, a significant majority of our active user accounts for consumer mobile security have used our free services. Our growth strategy is based in part on offering premium products and services on top of our free products and services and to attract users to enter into new subscriptions or renew existing subscriptions. To the extent we are not able to attract existing users to renew subscriptions to our services or attract existing users to purchase new premium products and services, our ability to generate revenues from consumer mobile security services would be adversely affected. We generally provide our premium products and services pursuant to one-month, three-month, six-month or one-year subscriptions, after which the relevant products or services either cease to operate or are no longer updated with latest mobile security threats, rendering such products or services increasingly less useful as new mobile security threats emerge. In 2011, 2012 and 2013, our consumer mobile security subscription revenues accounted for 89.0%, 74.0% and 42.1% of our total revenues, respectively. While we offer our premium user accounts the option to renew their subscriptions, a portion of them choose not to renew. We have taken steps to increase our renewal rates by, for example, adding an auto-renew option on our premium services, but there can be no assurance that these efforts will be successful in increasing our renewal rates. Any failure to maintain or improve the renewal rates of our subscriptions or to attract new subscriptions could have a material adverse effect on our results of operations. Uncertainty about the renewal rates of our subscription users also limits visibility with respect to future revenues from subscriptions to premium consumer mobile security services.

The success of our business depends on our ability to maintain and enhance strong brands; failure to do so may result in a reduced number of user accounts and material and adverse effects on our business, financial condition and results of operations.

We believe that maintaining and enhancing our “NQ Mobile”, “NQ” and other brands is of significant importance to the success of our business. A well-recognized brand is critical to increasing the number of our user accounts and, in turn, enhancing our attractiveness to our channel partners, including wireless carriers, third-party developers, mobile device manufacturers and others. Since the mobile Internet industry is highly competitive, maintaining and enhancing our brands depends largely on our ability to retain our current position as a leading market player in China and the rest of the world, and retaining such position may be difficult and expensive.

Historically, with our comprehensive and reliable mobile security, privacy and productivity services, we have established our reputation and our market position. In April 2012, we changed our name from “NetQin Mobile Inc.” to “NQ Mobile Inc.” and commenced relevant advertising campaigns under the new corporate name. Although we have conducted and will continue to conduct various marketing and brand promotion activities to enhance our NQ brand name and publicize our new corporate name, our users may not be receptive or respond positively to these changes, and we cannot assure you that these promotional activities will be successful and achieve the brand promotion effect we expect. We hold the “NationSky” and “Feiliu” brand names through NationSky and FL Mobile, and intend to continue to conduct various marketing and branding activities to enhance our “NationSky” and “Feiliu” (later re-branded “FL Mobile”) brands. Our users may not positively associate the “NationSky”, “Feiliu” or “FL Mobile” brands with us, however. Any failure to maintain and enhance our brands may result in a reduced number of user accounts and material and adverse effects on our business, financial condition and results of operations.

Any negative publicity and allegations against us or our affiliates may adversely affect our brand, public image and reputation, which may seriously harm our ability to attract and retain users and business partners and result in material adverse impact on our business, results of operations and prospects.

Negative publicity and allegations about us, our products and services, our financial results or our market position, including by short sellers or investment research firms, may adversely damage our brand, public image and reputation, seriously harm our ability to attract and retain users and result in material adverse impact on our results of operations and prospects. For example, on March 15, 2011, a program broadcast by China Central Television Station, or CCTV, reported various complaints of certain alleged fraudulent practices by us and by FL Mobile, our affiliate at the time which later became our consolidated affiliated entity. Such alleged fraudulent practices included uploading malware or viruses to imported mobile phones to promote our mobile security products. We were subject to negative publicity as a result. We and FL Mobile both interviewed employees and examined or tested the mobile software products in question, in addition to submitting the software products to third-party testing centers established by authoritative government agencies for review, and did not find any evidence of malware or alleged fraudulent practices. In December 2012, an article published on seekingalpha.com made certain allegations concerning the operating data of our company.

Starting from October, 2013, Muddy Waters LLC, an entity unrelated to us, issued several reports containing various allegations about us, after which the trading price of our ADSs declined sharply and several shareholder class action lawsuits were filed against us and some of our directors and senior executive officers. Following an independent investigation, we have rejected the allegations set out in the reports as false and are prepared to defend ourselves in the shareholder class action lawsuits, but our share price fluctuated after such negative publicity. Negative publicity in relation to our services, products or business operations in general, regardless of their veracity, could seriously harm our brand, public image and reputation, which in turn may result in a loss of users and business partners and have a material adverse effect on our business, results of operation and prospects.

We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Litigation,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results. We depend on the billing and payment systems of third parties for our consumer mobile security business; if these systems fail to accurately account for or calculate the revenues generated from the sales of our mobile products and services, our results of operations may be adversely affected.

We depend on the billing and payment systems of third parties such as wireless carriers, mobile payment service providers, third-party payment processors and prepaid card distributors to maintain accurate records of payments of sales proceeds by users and collect such payments. We receive periodic statements from these third parties which indicate the aggregate amount of fees that were charged to users for our products and services. Although our proprietary Business and Operation Support System, or BOSS, when reconciled with the systems of the relevant third parties, can help ensure maximum accuracy in the user data and payment we receive from these business associates, inaccurate reporting is still possible and our business and results of operations could be adversely affected if these third parties fail to accurately account for or calculate the revenues generated from the sales of our mobile products and services.

Failure to timely collect accounts receivable could negatively affect our operations and cash flows and results of operation.

Our business depends on our ability to successfully obtain payments of amounts owed to us for the services and products we provide.

We generally offer third parties whose billing and payment systems we use credit terms ranging from 60 to 210 days for overseas payment and from 30 to 90 days for domestic payment. We are experiencing rapid expansion overseas, and the accounts receivable from overseas wireless carriers, mobile payment service providers, third-party payment processors and prepaid card distributors have longer settlement periods in general. We are working to reduce the settlement periods but cannot assure you that we will be successful. Substantially all of our accounts receivable was due from wireless carriers, mobile payment service providers, third-party payment processors, prepaid card distributors, Nationsky’s customers and FL Mobile’s business partners as of the date of this annual report. Failure to timely collect our receivables from them, especially from overseas mobile payment service providers, third-party payment processors and prepaid card distributors, may adversely affect our results of operations and cash flows. Our wireless carriers, mobile payment service providers, third-party payment processors, prepaid card distributors may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or inability of current or potential wireless carriers, mobile payment service providers, third-party payment processors and prepaid card distributors to pay us may significantly harm our cash flow and profitability.

As of December 31, 2011 and 2012 and 2013, our accounts receivable, net of allowance for doubtful accounts, were US$21.4 million, US$54.5 million and US$81.9 million, respectively. We establish a provision for doubtful accounts based upon an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. If our provision for doubtful accounts turns out to be insufficient for the relevant periods, our business and results of operations may be adversely affected.

We are highly reliant on the Apple platform for a significant portion of our mobile games revenues. If Apple changes its standard terms and conditions for developers or operators and the mobile game approval process in a way that is detrimental to us, our mobile games and advertising business could be materially and adversely affected.

To date, FL Mobile has derived a significant portion of its mobile game revenues and acquired a significant number of its mobile game players through the Apple platform. We expect this will continue in the near future. FL Mobile is subject to Apple’s standard terms and conditions for application developers and operators, which govern the promotion, distribution and operation of games and payment collection on the Apple platform, and which are subject to changes by Apple at its sole discretion at any time. Our business may be harmed if Apple discontinues or limits our access to its platform, terminates or does not renew our contractual relationship, modifies its terms of service or other policies with us, establishes more favorable relationships with one or more of our competitors, or develops its own competitive offerings.

In addition, mobile games for sales on the Apple platform are subject to approval by Apple. Apple has complete control over the approval of each mobile game submitted to the store. The terms and policies for the mobile game approval process are very broad and subject to interpretation and frequent changes by Apple. If Apple changes its standard terms and conditions for developers or operators and the mobile game approval process in a way that is detrimental to us, our mobile games and advertising business could be materially and adversely affected. Furthermore, any negative publicity and allegations against us may affect our relationship with Apple, and Apple may remove our mobile games without giving any specific reason.

We may face increasing competition, which could reduce our market share and materially and adversely affect our business and results of operations.

The mobile Internet industry is highly competitive. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in performance characteristics, rapid adoption of technological and product advancements, as well as price sensitivity on part of users. On the mobile security front, we compete directly with (i) domestic PC/mobile security vendors such as Qihoo 360, Tencent and Kingsoft, (ii) overseas security software providers such as Avast, Symantec, McAfee, AVG, Trend Micro, F-Secure and Kaspersky, and (iii) other emerging companies offering mobile security products, such as Lookout. While we have focused on providing mobile security services since the founding of our company, most of our competitors are traditional PC anti-virus providers who later entered into the mobile security market.

For our mobile game business, we compete primarily with other mobile game operators in China, such as Chukong Holdings Ltd, China Mobile Games & Entertainment Group Ltd, iDreamSky Technology Ltd and KunLun. For our enterprise mobility business, our mobile device management software “NQSky” competes with similar offerings from international vendors such as MobileIron, AirWatch and SAP Afaria. As an integrated enterprise mobility service provider, we also compete with other global and domestic players such as IBM, Accenture, Neusoft, Techown and Cyberwise.

We may also face competition from alliances between our existing and new competitors, and new competitors may also emerge. With more entrants into the industry, aggressive price cutting by competitors may result in downward pressure on our gross margins and profitability in the future. Some of our existing and potential competitors may have greater financial, technological and marketing resources, stronger relationships with mobile ecosystem participants and a larger portfolio of offerings than we do. Some of our competitors or potential competitors may have greater development experience and resources than we have. If there are new entrants in the market or intensified competition among existing competitors, we may have to provide more favorable revenue-sharing arrangements to mobile ecosystem participants working with us, or cut the prices of our product and service offerings to retain and attract users which could adversely affect our profitability. If we fail to compete effectively, our market share would decrease and our results of operations would be materially and adversely affected.

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

We may be subject to liability for user complaints concerning our products and services which may cause fines or penalties and adversely affect our business operations.

In recent years, the PRC government has adopted several administrative rules governing and reinforcing the supervision over paid services and products delivered over the Internet. Under these administrative rules, telecommunications and Internet information providers are required to follow a formal procedure in handling user complaints, and the activities such as arbitrary charges or trapped charges are subject to severe penalties from the relevant authorities. Failure to comply with these administrative rules may subject us to liabilities including refund, damages payments to users or, in the most serious scenario, suspension of our business. In addition, if we are unable to duly resolve user complaints in a timely manner in the future, or if the PRC government promulgates regulations or administrative rules that have more restrictive provisions or more severe penalties, our business operations may be adversely affected.

Our business may be adversely affected if we fail to ensure the security and privacy of confidential user information.

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

Intensifying legal protection for the confidential information of users may subject us to greater liability. For example, the Ministry of Industry and Information Technology, or MIIT, has promulgated “Several Provisions on Regulating the Market Order of Internet Information Services” to ensure a level playing ground for website operators in China and to enhance protection to Internet users in areas such as Internet security, web advertising and data protection. The provisions came into effect on March 15, 2012. These provisions echo the Chinese government’s policy of intensifying protection of personal privacy. Internet information service providers are required to obtain users’ consent prior to collecting any users’ personal information or disclosing it to a third party. Non-compliance with these protection requirements may incur a fine of RMB10,000 to RMB30,000. On December 28, 2012, the Standing Committee of Congress of the PRC issued the Decision on Strengthening Internet Information Protection, reiterating that Internet service providers must explicitly specify the purpose, way, scope of collecting users’ individual information and obtain users’ consent prior to such collection. The Internet service provider is also prohibited from sending unsolicited commercial information to users. Non-compliance with these provisions may result in civil, administrative or criminal penalties.

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

We adopted two share incentive plans, the 2007 Global Share Plan and the 2011 Share Incentive Plan (together, the “Plans”). We granted awards such as options and restricted shares to directors, executive officers, employees, third-party consultants, business partners both pursuant to and outside of the Plans and pursuant to contractual arrangements in some of our acquisitions. See “Item 6. Directors, Senior Management and Employee — B. Compensation of Directors and Executive Officers — Share Incentive Plans” for detailed discussion. For the years ended December 31, 2011, 2012 and 2013, we recorded US$10.7 million, US$24.5 million and US$55.4 million, respectively, in share-based compensation expenses. As of October 15, 2014, 909,885 restricted shares and options to purchase a total of 15,039,570 common shares of our company were outstanding. As of October 15, 2014, 1,325,075 restricted ADSs were also granted and outstanding under the 2011 Share Incentive Plan; subject to the fulfillment of certain performance goals, up to 392,948 restricted ADSs shall become vested and non-forfeitable under the relevant award agreements. We believe the granting of stock options and restricted shares is of significant importance to our ability to attract and retain key personnel, employees and third-party consultants, and we will continue to grant stock options and restricted shares to key personnel, employees, third-party consultants and business partners in the future. However, the share-based compensation expenses we incur will reduce our income from operations. We have incurred, and expect to continue to incur, share-based compensation expenses, which may have a material and adverse effect on our results of operations.

Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, including, among others, the demand for our products and services, the launch of new products and services, policy changes of wireless carriers, and our revenue-sharing arrangements with mobile ecosystem participants. For our enterprise mobility business, we experience seasonality driven by our corporate customers’ mobile device and enterprise software procurement cycles. For example, China based corporations often procure information technology related products and services in the second half of the year. Thus, we typically derive a larger portion of enterprise mobility revenues in the second half of the year. Many of these factors are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous efforts and services of our experienced senior management team, particularly our founders, Dr. Henry Yu Lin and Dr. Vincent Wenyong Shi, both experienced engineers with a successful track record of developing products and services, and our director and co-chief executive officer Omar Khan, a highly regarded veteran in the mobile industry who joined us in January 2012. Additionally, the senior management and key employees of our key subsidiaries and consolidated affiliated entities, including FL Mobile and NationSky, are also critical to the success of our overall strategy and growth objectives.

If one or more of our executives or other key personnel or the senior management and key employees of our key subsidiaries and consolidated affiliated entities are unable or unwilling to continue to provide us with their services, we may not be able to replace them easily or at all, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose our superiority in technological design and development. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “— Risks Relating to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.” In addition, if one or more of our executives or other key personnel do not act in the best interests of our company when a conflict of interest arises, our business, prospects and reputation may be harmed.

Our business, financial condition and results of operations are sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012 and 2013. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in Russia, Eastern Europe, the Middle East and Africa, which have resulted in volatility in oil prices and other markets, and over tensions in Syria, Iran and Ukraine. There have also been concerns about the tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Since the demand for high-end mobile applications is particularly sensitive to macroeconomic conditions, our business and prospects may be affected by the macroeconomic environment. Any prolonged slowdown in the global or Chinese economy may have a material and adverse effect on our business, results of operations and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

We may offer our products and services to persons in countries targeted by economic sanctions of the United States government through third-party distributors and download services, which may adversely affect our reputation and prospective investors may decide not to invest in our shares, thereby potentially reducing our share price.

The U.S. government has enacted laws and regulations, including laws and regulations administered by the Office of Foreign Assets Control, or the U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or the Sanctions Targets. U.S. persons are also prohibited from facilitating such activities or transactions. We do not actively seek to provide our products and services to Sanctions Targets, have not generated any revenue from the distribution of our products and services in countries that are Sanctions Targets, and do not intend to do so in the future. However, as we make free products available for download on the Internet and have third-party distributors for our products outside of China, there may be instances where our products and services eventually become available to Sanctions Targets through different channels and without any active distribution by us in these regions. We believe the U.S. Economic Sanctions Laws under their current terms are not applicable to our activities. However, we cannot assure you that our products would not be available to Sanctions Targets, or that we would be able to effectively prevent Sanctions Targets from using our products and services in the future. If such transactions occur, our reputation could be adversely affected, and investors in the United States may choose not to invest in, and to divest any investments in, companies that are associated even indirectly with Sanctions Targets, all of which could have a material and adverse effect on the price of our shares and the value of your investment in us.

The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active, paying and premium user account figures may differ from the actual numbers of active, paying and premium users.

We define registered user accounts for a period as the cumulative number of user accounts at the end of the period. Because every time a person activates one of our mobile products after the initial installation, a unique registered user account is generated, and each person can install and activate more than one of our products on his or her smart devices, each smart device could be associated with more than one of our registered user accounts. In addition, each person could have more than one smart device with our mobile products installed and activated. Consequently, the actual number of unique individual users of our products and services is lower than the number of registered user accounts we provide in this annual report, where differences could be potentially significant.

We define active user accounts for a specific period as the registered user accounts that have accessed our services at least once during such period. We define premium user accounts for a specific period as user accounts that generate revenues either through direct payment or through indirect payment from third-party developers and advertisers. The numbers of active and premium user accounts derived from our operational system may differ from the actual numbers of active and premium users.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. Among other things, the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a report from management on the effectiveness of its internal control over financial reporting in its second annual report on Form 20-F. In addition, beginning at the same time, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We began to be subject to these requirements since the annual report for the fiscal year ended December 31, 2012.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2013. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2013. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipated that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

If our independent registered public accounting firm ceases to be subject to inspections by the Public Company Accounting Oversight Board, or PCAOB, our investors may be deprived of the benefits of such inspections.

The independent registered public accounting firms operating in China, including our current and previous independent registered public accounting firms, are required by the laws of the United States to undergo regular inspections by PCAOB to assess their compliance with the laws of the United States and professional standards. Our previous and current independent registered public accounting firms are both located in China. Without the approval of the PRC authorities, PCAOB is currently unable to conduct inspections of certain independent registered public accounting firms in China, including our previous independent registered public accounting firm. While our current independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, is subject to PCAOB inspections, we cannot assure you that the firm will continue to be subject to such inspections in the future if there is a change in relevant rules and regulations.

Inspections of accounting firms that PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. Although PCAOB has not identified any deficiencies in the audit procedures and quality control procedures of our independent registered public accounting firm in its past inspections, if PCAOB is prevented from conducting inspections of the firm in the future, it may become more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in their audit procedures and quality control procedures, investors may be deprived of such benefits.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in telecommunication business, including mobile application providers. Specifically, foreign ownership in a value-added telecommunication mobile payment service provider may not exceed 50%. We currently conduct our operations in China principally through contractual arrangements among our wholly owned subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities. Our consolidated affiliated entities hold the licenses and permits necessary to conduct our businesses in China. Our contractual arrangements with our consolidated affiliated entities and their respective shareholders enable us to exercise effective control over our consolidated affiliated entities and consolidate their financial results. For a detailed discussion of these contractual arrangements, see “Item 4. Information of the Company — C. Organizational Structure.”

The Circular Regarding Strengthening the Administration of Foreign Investment in and Operation of Value added Telecommunications Business, issued by the MIIT in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds a telecommunications value-added services operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, websites or facilities, to foreign investors that conduct any value added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local license holder. This circular further requires each telecommunications value-added services operation license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications mobile payment service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact this circular might have on us or the other Chinese telecommunications and Internet companies that have adopted the same or similar corporate and contractual structures as ours.

The MIIT issued a circular in 2006 that emphasizes restrictions on foreign investment in value-added telecommunications businesses. In addition, a notice issued in 2009 by the General Administration of Press and Publication, or the GAPP, the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications states that foreign investors are not permitted to invest in online game operating businesses in China or to exercise control over or participate in the operation of such businesses through indirect means. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be a kind of foreign investment in value-added telecommunications services or online game operation businesses. According to Regulations on the Main Functions, Internal Organization and Staffing of GAPP issued by the General Office of the State Counsel on July 11, 2008 and its interpretation circulars, GAPP is authorized to approve online games before their launch on the Internet, while the PRC Ministry of Culture, or the MOC is authorized to administer and regulate the overall online game industry. Once an online game is launched on the Internet, it will be regulated only by the MOC, and if an online game is launched on the Internet without the prior GAPP approval, the MOC is the authority responsible for investigating the matter. On September 7, 2009, the State Commission Office for Public Sector Reform, or the SCOPSR issued a circular for interpreting certain provisions of the Regulations on Three Provisions, in relation to comprehensive enforcement by GAPP, the MOC and the State Administration of Radio, Film and Television over animation, online game and cultural market. The interpretation states that: (1) the regulatory authority with overall administrative responsibility for the oversight of online games is the MOC, and GAPP’s authority of administration over online games (other than pre-examination and approval before publication of online games on the Internet) has been granted to the MOC; (2) only the authority of pre-examination and approval for the publication of online games is retained by GAPP, but such authority is subject to the MOC’s overall administration and is only limited to the stage prior to the games being brought online for operation; (3) once the games are online, they will be completely administrated and regulated by the MOC; and (4) the MOC is the sole regulator which has the authority to penalize online game operators who failed to obtain the pre-examination and approval from GAPP. On the other hand, GAPP does not have direct administrative jurisdiction over such activities. According to such circular issued by SCOPSR, we thus believe that the provision of the GAPP Notice discussed above with respect to regulation of online game operation does not apply to us or our PRC subsidiaries, nor does it affect our control over our PRC subsidiaries. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operations by PRC authorities claiming that the arrangements constituted foreign investment in value-added telecommunication services or a kind of control over or participation in the operation of online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future.

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

The relevant regulatory authorities would have broad discretion in dealing with such violations. In 2011, various media sources reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide. In addition, if the imposition of any of these penalties causes us to lose our rights to direct the activities of our consolidated affiliated entities and their respective subsidiaries or the right to receive their economic benefits, this may result in our being unable to control, and hence unable to consolidate, the consolidated affiliated entities and their respective subsidiaries.

We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control and may negatively affect our ability to conduct our business.

Since PRC laws restrict foreign equity ownership in companies engaged in value-added telecommunication businesses like us in China, we rely on contractual arrangements with our consolidated affiliated entities and their shareholders to operate our business in China. Although we registered the equity pledge agreement with the shareholders of our subsidiaries so that we are able to enforce the pledge against any third parties, these contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities. Our consolidated affiliated entities and their respective shareholders may fail to take certain actions required for our business or fail to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. See Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements.”

Although we have been advised by Jincheng Tongda & Neal, our PRC legal counsel, that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over our consolidated affiliated entities as direct ownership of them. In addition, our consolidated affiliated entities or their respective shareholders may breach the contractual arrangements. We cannot assure you that when conflicts of interest arise, our consolidated affiliated entities and their respective shareholders will act completely in our interests or those conflicts of interests will be resolved in our favor. In any such event, we would have to rely on legal remedies under PRC law.

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

Contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among our subsidiaries, consolidated affiliated entities and the shareholders of our consolidated affiliated entities were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. An unfavorable transfer pricing arrangements could, among others, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose late payment penalties and interest on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly and they are required to pay late payment penalties and interest.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

All of the shareholders of our consolidated affiliated entities are individuals who are our founders or executive officers. Conflicts of interest may arise between the dual roles of those individuals who are both executive officers of our company and shareholders of our consolidated affiliated entities. We do not have existing arrangements to address potential conflicts of interest between those individuals and our company and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that such conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We may rely principally on dividends and other distributions on equity paid by our PRC and HK subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and HK subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our wholly owned subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these wholly owned subsidiaries, such as NQ Beijing, incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place with our consolidated affiliated entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our subsidiaries may pay dividends only out of its cumulative profits as determined in accordance with PRC accounting standards and regulations. In addition, they are required to set aside at least 10% of their cumulative after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. The registered capital of NQ Beijing is US$50 million. As of December 31, 2012, NQ Beijing turned into cumulative profit pursuant to PRC accounting standards since its inception and therefore, in accordance with applicable PRC laws and regulations, it set aside US$7.7 million statutory reserve as of December 31, 2013.

Furthermore, cash transfers from our PRC subsidiary to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiary and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

Any loans we issue to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Pursuant to Article 18 of the Provisional Rules on Management of Foreign Debt effective on March 1, 2003, the total amount of foreign debts of a foreign-invested company shall be subject to a statutory limit which is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. The current amount of total investment and amount of registered capital of our PRC subsidiary are US$80 million and US$50 million, respectively, and the current statutory limits on the loans to the PRC subsidiary is US$30 million. Such statutory limits can increase if the amount of total investment of the PRC subsidiary increases; under PRC laws and regulations, the maximum amount of total investment of a foreign-invested company with a registered capital of more than US$12 million shall not exceed three times of its registered capital. For example, loans by us to NQ Beijing to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance NQ Beijing by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, Beijing Technology, NationSky, FL Mobile, and QingYun (Tianjin) Financial Management Co., Ltd., or Tianjin QingYun, each a PRC domestic company. However, if such loans become necessary for the operations of our PRC subsidiary or consolidated affiliated entities, these statutory limits and other restrictions may materially and adversely affect our liquidity and ability to fund operations in the PRC by limiting us as a source of cash for these PRC entities. Meanwhile, we are also not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in our line of business.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits a foreign invested entity, such as our PRC subsidiary, from converting registered capital from foreign currencies into RMB for the payment of various types of cash deposits. If our consolidated affiliated entities requires financial support from us or our PRC subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our consolidated affiliated entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

We conduct our business in China primarily through our PRC subsidiary and consolidated affiliated entities, including Beijing Technology and its subsidiaries, Tianjin QingYun, NationSky and FL Mobile. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. For example, China enacted a new Anti-Monopoly Law, which became effective on August 1, 2008. Because the Anti-Monopoly Law and related regulations are still relatively new, there have been very few court rulings or judicial or administrative interpretations on certain key concepts used in the law. As a result, there is still uncertainty as to how the enforcement and interpretation of the Anti-Monopoly Law may affect our business and operations.

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

On July 13, 2006, the Ministry of Information Industry, which was the predecessor of the MIIT, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, websites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

Operating mobile online games in China requires a series of permits and approvals. For example, we have obtained a license from the Ministry of Culture with respect to the operation of mobile online games. In addition, the Internet publication of mobile online games requires pre-approval from the GAPP. We operate a substantial majority of our mobile online games in collaboration with third parties such as content providers, and such third parties are in charge of obtaining the approvals from GAPP. For the remaining mobile online games we operate, we are responsible for obtaining approvals from GAPP. Because the requirement for GAPP approval of mobile online games was imposed in late 2009 and the approval process is lengthy, GAPP has not yet approved any mobile online games that we operate. With respect to the games that we operate alone, we have not submitted applications for GAPP approval as we are first required to obtain an online publication license from GAPP. We have started the process of obtaining such a license. We cannot assure you that we can obtain an online publication license in a timely manner or at all.

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

Regulation and censorship of information disseminated over the Internet and wireless telecommunication networks in China may adversely affect our business, and the mobile service providers with which we cooperate may be liable for information displayed on, retrieved from, or linked to their platforms.

China has enacted regulations governing telecommunication mobile service providers, Internet and wireless access and the distribution of news and other information over the Internet and wireless telecommunication networks. Under these regulations, mobile content publishers like us are prohibited from posting or displaying over the Internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory.

When Internet and mobile service providers find that any obscene, superstitious, fraudulent or defamatory information is transmitted on their platforms, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Mobile network operators like China Mobile, China Telecom and China Unicom also have their own policies prohibiting or restricting the distribution of inappropriate content. On December 15, 2009, the MIIT issued the Notice Regarding Plan for Further Regulating Obscene Materials on Mobile Phones, or Circular 672. Under Circular 672, mobile network operators are required to examine their business, promotional channels, as well as the business of their partners, and must immediately terminate such business if any obscene material is involved. Mobile service providers involved in distributing or publishing such obscene materials on mobile handsets are subject to immediate suspension or termination of cooperation with mobile network operators, and a violation will be reported to relevant authorities. Mobile network operators and mobile service providers must examine all websites accessed through mobile handsets and conduct full daily inspection of such websites. If any obscene material is found, access and transmission must cease and be reported to authorities. On June 3, 2010, the MOC issued the Online Game Measures, which became effective on August 1, 2010, according to which companies that plan to engage in the operation of online games, issuance of virtual currency and provision of virtual currency transaction services shall obtain a license from the provincial counterpart of the MOC. Online and mobile game operators are required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations. The Administrative Measures for Content Self-review by Internet Culture Business Entities, or the Content Self-review Administrative Measure, which took effect in December 2013, require Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the local provincial branch of the MOC.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a mobile game operator. In addition, we may not be able to control or restrict the content of other content providers linked to or accessible through our mobile service providers. To the extent that regulatory authorities find any portion of the applications and content on our mobile service providers objectionable, they may require them to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our mobile service providers, which may reduce our user traffic, which in turn decrease access to and downloading of our mobile games.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar as well as other currencies in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

A significant portion of our revenues and costs are denominated in RMB. At the Cayman Islands holding company level, we may receive dividends and other fees paid to us by our subsidiary in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

We face risks of epidemics and other disasters, which could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of epidemics such as H1N1, avian influenza, severe acute respiratory syndrome, or SARS, or Ebola. In recent years, there have been breakouts of epidemics in China and globally. Our business operations could be disrupted if one or more of our employees contract, or are suspected of having contracted, any highly contagious diseases such as H1N1, avian influenza, SARS or Ebola, since it could cause our employees to be quarantined or our offices to be quarantined or disinfected. Any prolonged recurrence of epidemics or other adverse public health developments could adversely affect economic activities and require the temporary closure of one or more of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any outbreak of epidemics harms the global economy in general and the Chinese economy in particular.

In addition, our business operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. If any man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

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

SAFE promulgated the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, on October 21, 2005. SAFE Circular No. 75 and other associated regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. To further clarify and simplify the implementation of SAFE Circular No. 75, SAFE has issued various rules which established more specific and stringent supervision on the registration process required by Circular No. 75.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, or an SPV, for the purpose of overseas investment and financing, utilizing such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore. The term “control” under SAFE Circular No. 37 is broadly defined as the right to operate, rights as beneficiary or decision-making rights acquired by the PRC residents in the offshore SPVs or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

SAFE Circular No. 37 provides that PRC residents include both PRC citizens, meaning any individual who holds a PRC passport or resident identification card, and individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to the PRC. We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of SAFE Circular No. 37 and its guidance and will urge relevant shareholders and beneficial owners, upon learning they are PRC residents, to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. To our knowledge, all of our shareholders who are PRC citizens have completed initial registrations with a local SAFE branch as required under SAFE Circular No. 75 and will update their registrations to the extent required under Circular No. 37 and its implementing guidelines to reflect our latest ownership structure.

We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the coverage of Circular No. 37 and urge those who are PRC residents to register with the local SAFE branch as required under Circular No. 37. However, as SAFE Circular No. 37 was recently promulgated, there are substantial uncertainties on how this new rule will be implemented and interpreted. We cannot assure you that our current shareholders and/or beneficial owners or their shareholders or beneficial owners can successfully comply with registration requirements under SAFE Circular No. 37 and subsequent implementation rules in a timely fashion or at all. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular No. 37 or other related rules. Failure by our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have the power to compel the cooperation of a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. As a result, we may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law, which may have a material adverse effect on our financial condition and results of operations.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

China passed an updated PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the PRC Enterprise Income Tax Law concerning Foreign-Invested Enterprises and Foreign Enterprises (or the Old EIT Law, which was effective from July 1, 1991 to December 31, 2007). The EIT Law, however, (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. Beijing Technology, our consolidated affiliated entity, was recognized by the Beijing Municipal Science and Technology Commission as a “high and new technology enterprise” on December 24, 2008, and therefore is eligible for the reduced 15% enterprise income tax rate. The qualification as a “high and new technology enterprise” is subject to review by the relevant authorities in China every three years. Beijing Technology was qualified as a high and new technology enterprise and has successfully renewed this status in late 2011, which enabled it to enjoy preferential income tax treatment through 2013. However, if Beijing Technology fails to maintain its “high and new technology enterprise” qualification or renew its qualification when the relevant term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations. In addition, according to the Notice of the State Administration of Taxation on Further Clarifying the Standards for the Implementation of Preferential Policies Regarding Corporate Income Tax during the Transition Period issued on April 21, 2010, or Circular 157, where a resident enterprise is qualified as a high and new technology enterprise, and simultaneously is entitled to a term holiday under the phase-out rules of the EIT Law, the resident enterprise can choose either to enjoy the term holiday based on the phase-out tax rates (i.e., 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and onwards) or enjoy the preferential tax rate of 15% as a high-tech enterprise. However, for taxable years 2008 through 2010, Beijing Technology applied a transitional tax rate of 7.5% as its applicable rate despite the provisions in Circular 157. This EIT rate has been approved by Beijing Haidian District State Tax Bureau as a transitional treatment to allow Beijing Technology to continue to enjoy its unexpired tax holiday under prior law. Since it is uncertain whether the State Administration of Taxation will enforce Circular 157 retrospectively, we cannot assure you that Beijing Technology will maintain the tax benefits it previously enjoyed, or that the local tax authorities will not, in the future, order the return of such tax benefits. NQ Beijing has already obtained the Software Enterprise Certification. Therefore, it qualifies for preferential tax treatment as a “software enterprise” under the EIT Law and is entitled to a two-year exemption from the first year it becomes profitable and a three-year 50% reduction in corporate income tax, upon its filing with its in-charge tax authority. In 2013, the applicable corporate income tax rate of NQ Beijing was 0%.

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

Our financial condition and results of operations could be materially and adversely affected if the recent value added tax reforms in the PRC become unfavorable to our PRC subsidiaries or consolidated affiliated entities.

In 2012, China introduced a value added tax, or VAT, to replace the previous 5% business tax. Our PRC subsidiaries and the consolidated affiliated entities have been subject to VAT at a base rate of 6% since September 2012. The rules related to VAT are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. Our financial condition and results of operations could be materially and adversely affected if the interpretation and enforcement of these tax rules become materially unfavorable to our PRC subsidiaries and consolidated affiliated entities.

Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which may have a material adverse effect on our results of operations.

Under the EIT Law, an enterprise established outside of China with its “de facto management body” within China is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its global income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel and human resources, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. On April 22, 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Under Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which became effective in September 2011, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that we or our Hong Kong subsidiary meet all of the conditions above and thus we do not believe that we or our Hong Kong subsidiary are PRC resident enterprises, though a substantial majority of the members of our management team as well as the management team of our offshore holding companies are located in China. However, we have been advised by our PRC counsel, Jincheng Tongda & Neal, that there remains uncertainty regarding the interpretation and implementation of the EIT Law and its implementation rules, and there is no assurance that we or our Hong Kong subsidiary will not be treated as a PRC resident enterprise. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income may significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Dividends paid between PRC companies are not generally subject to PRC withholding tax. However, it is unclear whether this exemption applies to foreign companies considered PRC residents under the EIT law. Accordingly, if we or our Hong Kong subsidiary are treated as a PRC resident enterprises, it is uncertain whether dividends we or our Hong Kong subsidiary receive from our PRC subsidiaries would be subject to PRC withholding tax.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

China enacted the Labor Contract Law effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave day the employee is unable to take in the amount of three times the employee’s daily salary, subject to certain exceptions. We cannot assure you that our employment practices do not or will not violate the Labor Contract Law and other labor-related regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Under the Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Risks Related to Our ADSs

The trading price for our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to significant fluctuations. From January 1, 2013 to October 24, 2014, the trading price of our ADSs on the New York Stock Exchange ranged from US$3.45 to US$25.90 per ADS, and the closing price on October 24, 2014 was US$8.94 per ADS. The trading price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

In addition, the stock market in general, and the market prices for companies with operations in China in particular have experienced volatility that might have been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies, such as news of the SEC initiating administrative proceedings against the China affiliates of the Big Four public accounting firms for refusing to produce audit work papers and other documents related to China-based companies under investigation by the SEC for potential accounting fraud, may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. The global financial crisis and the ensuing economic recessions in many countries have also contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 the second half of 2011 and part of 2012. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

Provisions of our convertible notes could discourage an acquisition of us by a third party.

In October 2013, we issued an aggregate of US$172.5 million 4.00% convertible senior notes due in 2018. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (1) any person or group gaining control of our company; (2) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (3) the adoption of any plan relating to the liquidation or dissolution of our company; (4) our ADSs ceasing to be listed on The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market; or (5) any change in or amendment to the laws, regulations and rules in China that prohibits us from operating substantially all of the business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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

We are incorporated in the Cayman Islands and currently conduct a significant portion of our operations in China through our PRC subsidiary and consolidated affiliated entities. A significant number of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that their rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We issued Class A common shares represented by our ADSs in our initial public offering. All of our outstanding common shares prior to the initial public offering were redesignated as Class B common shares and our outstanding preferred shares were automatically converted into Class B common shares upon the completion of our initial public offering. In addition, all options issued prior to the completion of our initial public offering entitle option holders to the equivalent number of Class B common shares once the options are vested and exercised. Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power of our outstanding common shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, as of October 15, 2014, our three founders, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi, and their affiliates own approximately 13.5% of our outstanding common shares, representing 59.2% of our total voting power. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial and may depress the trading prices of our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our Class A common shares and ADSs.

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

As of October 15, 2014, our directors, executive officers and principal shareholders collectively hold approximately 62.5% of the total voting power of our outstanding common shares. Our three founders in particular, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi, together beneficially own 13.5% of our outstanding common shares and approximately 59.2% of the total voting power of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. If our founders and directors retain their shares in our company, they will continue to have substantial influence over our company in the foreseeable future. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase our ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and The New York Stock Exchange, have detailed requirements concerning corporate governance practices of public companies, including Section 404 relating to internal control over financial reporting. These and other rules and regulations applicable to public companies increase our accounting, legal and financial compliance costs and make certain corporate activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. investors in the ADSs or common shares.

We will be classified as a “passive foreign investment company,” or “PFIC”, if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our PRC consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities, but also because we are entitled to substantially all of their economic benefits associated with these entities, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our PRC consolidated affiliated entities for United States federal income tax purposes, and based upon our current income and assets, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC in the taxable year ended December 31, 2013, there is a risk that we may become a PFIC for our current taxable year ending December 31, 2014 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or common shares. Accordingly, fluctuations in the market price of our ADSs or common shares may cause us to become a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or our consolidated affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information —E. Taxation—United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. For more information see “Item 10. Additional Information —E. Taxation—United States Federal Income Taxation.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced operations in October 2005 when our founders incorporated Beijing Technology in China. Beijing Technology is primarily engaged in the research and development of products and services related to mobile security, privacy and productivity. In March 2007, our founders incorporated NetQin Mobile Inc., the offshore holding company for our operations in China, in the Cayman Islands. We changed the name of NetQin Mobile Inc. to NQ Mobile Inc. in April 2012.

In May 2007, we established our wholly owned subsidiary, NQ Beijing, in China.

In April 2010, we established NQ HK in Hong Kong; NQ HK became the directly wholly owned subsidiary of NQ Mobile Inc. and the immediate holding company of NQ Beijing. NQ HK conducts part of our business activities and operations outside of China.

In September 2010, we invested in FL Mobile to obtain (i) 33% of equity interest in FL Mobile, and (ii) the commitment by FL Mobile to obtain new users for us free of charges for two years. In November 2012, we increased our equity interest holding in FL Mobile to 100%.

In November 2010, we established NQ Mobile US Inc. (“NQ US”) in the United States, which became the directly wholly owned subsidiary of NQ Mobile Inc. NQ US primarily engages in consumer mobile value added services and advertising services in the United States and overseas markets.

In May 2011, we completed an initial public offering of 7,750,000 ADSs. On May 5, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “NQ.”

In December 2011, we established Taiwan NQ Technology Limited (“NQ Taiwan”) in Taiwan, which became the directly wholly owned subsidiary of NQ Mobile Inc.

In February 2012, Beijing Technology established QingYun (Tianjin) Financial Management Co., Ltd. (“Tianjin QingYun”) as its wholly owned subsidiary. Tianjin QingYun primarily engages in financial management services. In December 2012, we invested, through Tianjin QingYun, as a limited partner in a PRC limited liability partnership to primarily make venture investments in China’s mobile Internet industry. We invested in Beijing NQ Guotai Investment Management Limited Partnership through Tianjin QingYun.

In May 2012, we acquired 55% of equity interest in Beijing NationSky Network Technology Co., Ltd. (“NationSky”) through Beijing Technology. Headquartered in Beijing, NationSky provides mobile services for enterprises in China. In July 2013, we acquired the remaining 45% of equity interest in NationSky.

In September 2012, we acquired 18.9% of equity interest in Shanghai Yin Long Information and Technology Co., Ltd. (“Yin Long”) which mainly provides mobile music search and recognition software services. In November 2013, we acquired an additional 36.1% of equity interest in Yin Long. In May 2014, we signed an agreement to purchase the remaining 45% of equity interest in Yin Long.

In November 2012, we acquired 100% of equity interest in Beijing Red Infinity Technology Co., Ltd. (“Red”) through FL Mobile. Red engages in the development and operation of mobile games.

In January 2013, we established our wholly owned subsidiary, NQ (Beijing) Co., Ltd. (“NQ Tongzhou”) in China. NQ Tongzhou primarily engages in software design and development for computer and mobile devices and other technology consulting services. In the same month, we established FL Mobile Inc. in the Cayman Islands as a wholly owned subsidiary of our company, and FL Mobile Hong Kong Limited (“FL HK”) in Hong Kong as a wholly owned subsidiary of FL Mobile Inc.

In March 2013, we acquired 51% of equity interest in Fanyue through FL Mobile. Fanyue primarily provides off-line user acquisition services. In September 2013, we entered into a share purchase agreement to acquire the remaining 49% of equity interest in Fanyue.

As of June 2013, we acquired 100% of equity interest in NQ Mobile (Shenzhen) Co., Ltd. (“NQ Shenzhen”) through Beijing Technology upon the closing of the agreements to purchase 49% and the remaining 51% of equity interest in NQ Shenzhen which were signed in December 2012 and May 2013, respectively. NQ Shenzhen primarily provides online security education and value added services.

In June 2013, we signed an agreement to purchase 20% of equity interest in Showself through Beijing Technology. In May 2014, we signed another agreement to purchase an additional 40% equity interest in Showself, which provides entertainment and dating platforms on mobile internet.

In August 2013, we subscribed for 85% of equity interest in NQ Mobile KK (“NQ Japan”), in Japan. NQ Japan is engaged in planning, development, management and sales of security products, applications, games, internet advertising and other activities ancillary to the above for mobile devices, smart phones and personal computers, as well as other intellectual properties.

In September 2013, we acquired 100% of the equity interest in Best Partners Ltd. (“Best Partner”) which operates a mobile advertising network. Best Partner runs its business mainly through Beijing Wanpu Century Co., Ltd. (“Wanpu Century”), an offer-wall based mobile advertising company and Best Partner’s variable interest entity. Best Partner controls Wanpu Century through Beijing Wanpu Media Technologies Co., Ltd. (“Wanpu Beijing”), a wholly owned subsidiary of Best Partner. In September 2013, we entered into a contractual arrangement with Wanpu Century, under which we obtained control over Wanpu Century through Wanpu Beijing.

In September 2013, we acquired 100% of equity interest of Beijing Tianya Co., Ltd. (“Tianya”). Tianya mainly engages in mobile healthcare applications development and search engine marketing in the healthcare industry in China.

In October 2013, we acquired 100% of equity interest of Chengdu Ruifeng Technology Co., Ltd. (“Ruifeng”). Ruifeng primarily provides enterprise mobility system development and iOS training programs.

In October 2013, we issued an aggregate of US$172.5 million 4.00% convertible senior notes due in 2018. Use of proceeds from the sale of the notes is for general corporate purposes, including working capital needs and potential acquisitions of complementary businesses.

In September 2013 and December 2013, we acquired 10.00% and 29.01% of equity interest in Huayong. Huayong primarily conducts research and development and marketing of live wallpapers for smart phones using Android system. In January 2014 and June 2014, we entered into share purchase agreements to acquire additional 18.99% and 10% of equity interest in Huayong, respectively.

In January 2014, we acquired 100% of equity interest in Beijing Trustek. Beijing Trustek primarily provides enterprise mobility solutions and services, including system management, application development, business intelligence and maintenance services.

As of December 31, 2013, we have made equity investments into several entities, including Beijing NQ Guotai Investment Management Limited Partnership, GEMA International AG, Pansi Infinity (Beijing) Technology Co., Ltd., Shifang Huida Technology Co., Ltd., Hesine Technologies International Worldwide Inc., SIINE., Ltd., Asia Smart Media Inc. and Beijing Century Hetu Software Technology Co., Ltd. See Note 8 - “Equity Investments In Associates.”

In May 2014, we entered into a share purchase agreement with Bison Mobile Limited, pursuant to which Bison Mobile Limited agreed to purchase up to 3.75% of equity interest in FL Mobile Inc., and we have the right but not the obligation to sell up to 2.13% of equity interest in FL Mobile Inc. to other third party investors. As part of this transaction, we conducted a corporate reorganization in July 2014, under which (i) FL Mobile (Beijing) Co., Ltd. (“FL Beijing”), the wholly owned PRC subsidiaries of FL HK, entered into a series of contractual agreements with FL Mobile, pursuant to which FL Beijing exercises effective control over FL Mobile and its subsidiaries and has the right to receive substantially all of their economic benefits and (ii) FL Mobile Inc. acquired 100% equity interest in Best Partners. As a result of the reorganization, FL Mobile became one of our consolidated affiliated entities. FL Mobile Inc. issued shares representing 4.5% of the equity interest to Bison Mobile Limited and other third party investors pursuant to the share purchase agreement in October 2014.

In June 2014, we entered into a share purchase agreement with Beijing Guorun Qilian Venture Capital Center (LP), pursuant to which we agreed to transfer the equivalent of approximately 3.4% of the equity interest in NationSky to Beijing Guorun Qilian Venture Capital Center (LP), and we have the right but not the obligation to sell up to 2.3% of the equity interest in NationSky to other third party investors.

In September 2014, we established our wholly owned subsidiary, Beijing NQ Mobile Co., Ltd. (“NQ Yizhuang”) in China. We plan to use NQ Yizhuang to engage in software design and development for computer and mobile devices and other technology consulting services.

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with these restrictions, we conduct our operations in China primarily through contractual arrangements between our wholly owned PRC subsidiaries and our consolidated affiliated entities. Our consolidated affiliated entities hold the qualifications, licenses and permits necessary to conduct our operations in China.

Our wholly owned subsidiaries have entered into a series of contractual agreements with our consolidated affiliated entities and their respective shareholders, which enable us to:

•	exercise effective control over our consolidated affiliated entities;

•	receive substantially all of the economic benefits of our consolidated affiliated entities in consideration for the technical and consulting services provided by and the intellectual property rights licensed by our wholly owned subsidiaries; and

•	hold an exclusive option to purchase all of the equity interests in our consolidated affiliated entities when and to the extent permitted under PRC laws, regulations and legal proceedings.

As a result of these contractual arrangements, we are considered the primary beneficiary of our consolidated affiliated entities and have consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

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

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

Overview

We are a leading global provider of mobile Internet services. We pioneered in the consumer mobile security industry since 2005 and have since built a world-class cloud-based platform with proven competency to acquire, engage, and monetize mobile customers globally. We currently offer a variety of products and services to consumers and enterprises. In 2013, we made significant efforts to strengthen and open our platform to our channel partners, including wireless carriers, third party developers, original equipment manufacturers, enabling them to offer our products and services directly to their customers through their own branding and marketing. We will continue to develop products and services for consumers and enterprises, while offering our products and services direct to the consumers and enterprises as well as enable channel partners to offer their own versions of our products and services. We also advanced the monetization from the traffic of our platform through advertising, including third-party application referrals, offer wall and pay wall models as well as brand advertising.

Our vision is to become a leading mobile Internet platform for consumers and enterprises globally. We began our business by offering consumers mobile security services to address the fundamental and rapidly growing needs of smart device users. Over the years, our proprietary, cloud-based security solution has been recognized as among the most effective solutions for detecting and combating mobile security threats. Building upon the success of our mobile security offerings, we expanded our product and service offerings to provide mobile privacy and productivity, and started to offer additional mobile value added services, such as mobile games and interest-based community applications. We also started to offer a full set of enterprise mobility solutions. Additionally, we began offering our products and services to our channel partners to provide these products and services to their own users. We also enhanced our ability of monetization through advertising, mobile games and technology licensing. Our products and services cater to the ever-expanding needs of consumers and enterprises in their usage of mobile devices, and we believe we are well positioned to capture market opportunities presented by the rapidly evolving mobile Internet industry.

We offer products and services in the following main categories:

•	Mobile value added services: Our revenues generated from the mobile value added services are derived from the wide-range of products and services that we offer to mobile users directly or through numerous channel partners. We generate subscription revenues through a Freemium business model from products including NQ Mobile Security Applications, Vault and Family Guardian. We also generate revenues through sales of in-game virtual items from numerous mobile games that are either developed or operated by FL Mobile as well as collecting licensing fees for our self-developed games. We also have a number of new products and services that are currently in the marketplace which did not generate material revenues in 2013, including NQ Live and Music Radar.

•	Advertising: The revenues generated from advertising services are derived from the monetization of the traffic on our platform. We generate advertising revenues mainly on a cost per action, or CPA, basis in the form of third-party application referrals through our mobile security applications, interest-based community applications, mobile games, our advertising network platform and offline channels. We also offer banner advertising to advertisers through our interest-based community applications that charge on a cost per time, or CPT, basis.

•	Enterprise mobility: Through our wholly-owned subsidiary, NationSky, we offer mobility solutions to assist enterprises to build an efficient, productive and secure mobile environment. We provide mobility strategy consulting, architecture design, hardware and software procurement and deployment, mobile device and application management, training, maintenance and other ongoing support services. These services are provided on a stand-alone basis except for technology and software development. We generate revenues through mobility service delivery, software licensing, hardware procurement and deployment, technical support, maintenance and other services provided to our enterprise customers.

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

Our cloud-based platform enables us to compile and update a database of information based on the usage and actions of our users. By knowing our users, we are able to deliver the most applicable mobile Internet services and advertisements, further enhancing our engagement, up-selling and cross-selling capabilities. This allows us to simultaneously deliver strengthened security products and services from our continuously increasing cloud-based repository of security threats, and also provide other relevant mobile Internet services and advertisements through our powerful database of user information. This continuous strengthening of our security services, as well as development of additional mobile Internet services based on our understanding of users enhance our platform for the purpose of attracting new users, resulting in a virtuous cycle that allows us to continually acquire, engage, and monetize our use base. We have also opened this platform up and are now attracting other partners, including wireless carriers, third-party application developers and original equipment manufacturers, to utilize our technologies, products, services and solutions to engage and monetize their own mobile users as well.

We offer our products and services under our own brands and also available as white label solutions that can be tailored under the channel partners branding and specific requirements. We also offer technology solutions and software development kit (SDK) platforms that enable our channel partners the opportunity to expand their own business objectives in which we share in the revenues and results. In summary, we sell products directly to customers, through channel partners to customers, and we also generate revenues by helping channel partners sell their own branded products and services that are powered by our solutions and technology. Additionally, we are now monetizing the traffic on our platform that is associated with our users who are interacting with our products and services directly and with our channel partners in the form of advertising, third party application referrals and offer wall/pay wall.

Products and Services

We began our business by offering mobile security products for consumers and subsequently expanded to include a variety of products and services for consumers, enterprises, developers and advertisers. The products and services we currently offer are divided into three main categories: mobile value added services, advertising services and enterprise mobility products and services.

Mobile Value added Services

A.	Consumer Mobile Products

We offer a wide range of products and services in the area of mobile security, privacy, productivity, personalized cloud, and family protection. Our current product offerings are in the following categories:

Mobile Security: Our mobile security product “NQ Mobile Security” protects users’ mobile voice and data from malicious software (such as viruses or malware), hacking, phishing and privacy intrusion. We provide mobile malware scanning, Internet firewall, financial and social media account and communication protection, phone performance optimization and call and SMS blocking. Through “NQ Mobile Easy Finder”, we enable users to remotely locate, track, lock, alarm, message and delete information from lost or stolen phones. We also provide backup and restore tools in both products.

Mobile Privacy: Our mobile privacy product “NQ Mobile Vault” ensures users’ digital privacy through active control and on-device encryption of content and communication, including contacts, call logs, SMS, pictures and videos.

Mobile Productivity: Our mobile productivity products “Android Booster,” “Mobile Manager,” “NQ Easy Battery Saver” and “Super Task Killer” intelligently tune users’ smart devices to achieve optimum performance. “Call Blocker” enhances users’ time and relationship management, including screening incoming calls, filtering unwanted spam and SMS messages, and protecting communication privacy.

Family Protection: Our family protection product “NQ Family Guardian” allows parents to monitor and protect their children’s smart device activities. NQ Family Guardian’s unique suite of services for safety and monitoring comprises a mobile app that is downloaded and installed on the child’s smart devices along with a web-based control center that is accessible from any desktop or mobile browser. With this app, parents can set up protection for their children including browser blocking, app filtering, contact filtering, usage scheduling, communication monitoring, geo-fencing, location tracking and panic alarm.

We also provide a cloud security and storage SDK that allows third-party developers to incorporate the function to their own applications and products.

Our consumer mobile products are offered directly under our various NQ brands as well as white labeled and branded by our various channel partners who sell their own versions of these products. Such channel partners include American Movil and its subsidiaries, US Cellular, ZTE, Micromax, Taiwan Mobile and Lenovo.

User Acquisition Channels

We have established diversified user acquisition channels through strong relationships with key players in the mobile ecosystem globally. We acquire users of our consumer mobile products through pre-installation/pre-load, retail, online channels and viral marketing.

•	Pre-installation

Pre-installation in mobile handsets is an important user acquisition channel. We have formed strong collaborative relationships with many handset distributors that each has relationships with an extensive network of handset manufacturers, including ZTE, Lenovo, Huawei, Gionee, Vivo, Goophone, TCL, Spice, Intex, Mobistar, I-Mobile, Ninetology, Mito, CherryMobile, Fly, and Polytron to pre-install our products on different types and models of their mobile phones. We also work with wireless carriers such as US Cellular and Cricket to pre-install our products. We intend to further expand our pre-installation relationships to include additional mobile handset manufacturers, wireless carriers, mobile handset distributors and retailers to pre-install and promote our products.

•	Retail

We expanded our user acquisition channels to wireless carriers in certain international markets since 2012 to offer our products and acquire premium users. Our products are sold at retail locations by our wireless retail partners, including The Cellular Connection, A Wireless, GO Wireless in the United States and Telkomsel in Indonesia.

•	Online channels

We provide online downloads via various mobile Internet websites, mobile application stores and mobile Internet portals. These mobile Internet websites, mobile application stores and portals promote the download link of our products and help expand our user base for a fee. Apart from utilizing our own advertising network, we also run mobile advertising campaigns with various mobile advertising networks such as Admob by Google and Mobpartner to generate user downloads of our products.

•	Viral marketing

We acquire users from our own user acquisition channels and traffic. These users learn of our products and services through word of mouth user referrals.

Payment Channels

We collect net revenues from our consumer mobile products through a variety of payment channels. We operate globally and with various channel partners that each utilizes different payment processing and collecting systems. We collect payment from our users for premium consumer mobile products through major wireless carriers, mobile payment service providers, prepaid card distributors, and third-party payment processors, including credit card and debit card companies.

B.	Mobile Games and Entertainment

Through FL Mobile, we publish and operate both third-party and self-developed mobile games.

We operated 20 games on the iOS platform and 69 games on the Android platform as of December 31, 2013. Most of these games were developed by third parties but published and operated by FL Mobile. In 2013, FL Mobile operated 18 games ranked among the top 100 gross applications on Apple’s iTunes app store in China. The top revenue-contributing and most anticipated mobile games published and operated by FL Mobile during 2013 are:

•	QQYujian FL Extreme Edition is a massively multiplayer online role-playing game, or MMORPG, developed by Tencent. The backstory of the game is about conflicts among different martial arts schools in ancient China. FL Mobile is the sole operator of the game besides Tencent. The game was launched in August 2012.

•	Martial Arts Champion is self-developed and the first eliminating-card game with a theme of Chinese martial arts. The game offers users strong martial arts feelings, delicate and flowery game screen, combined with smooth Kung Fu actions. It was launched in February 2013.

•	Gods and Dragons is self-developed and the first global game made by the most advanced engine UNITY3D, creating unprecedented 3D cool effects, unique talent system and thousands of skill sets. It was launched in February 2013.

•	Snap Three Kingdoms is a 3D strategy card game developed by Hard Core studio. Users can fight in 3D real-time magnificent battlefield together with thousands of soldiers. It was launched in September 2013.

•	The Return of Condor Hero – FL Extreme Edition is a classic 2D turn-based martial arts RPG mobile game developed by Perfect World. Based on a famous novel in China, the game offers sophisticated game screen, variety of skill sets, and beautiful martial arts themes. It was launched in September 2013.

We acquire and maintain mobile gamers through our own interest-based community applications including Tech Bible, or , and Mobile Game Gang, or , the app store FL Download and FL Game Center. We also leverage third-party platforms and distribution channels to promote games and gain users. We generate revenues through operating and publishing contracts with game developers and receiving licensing fees for our self-developed games. Almost all games are free to play and we generate revenues through the sale of in-game virtual items.

Advertising

We generate advertising revenues mainly on a CPA basis in the form of third-party application referrals through our mobile security applications, interest-based online community applications, mobile games, our advertising network platform and offline channels. We help third parties to promote and refer their applications and services to users in the form of notifications, offer walls, banner advertising, video advertising, audio advertising, in-application alerts, icon drops, advanced overlays, and interstitials. We also offer banner advertising through our interest-based community applications to advertisers on a CPT basis.

We charge our advertisers a pre-determined rate on a CPA basis, and our revenues generated from advertising services depend on the numbers of active users’ clicks and downloads. We generate advertising revenues from mobile game developers and other mobile application developers for utility, music, reading, e-commerce and travel. Through health care applications operated by our subsidiary Beijing Tianya Co., Ltd., or Tianya, we also generate advertising revenues from health care related industries.

Enterprise mobility

We expanded into the enterprise mobility market through our acquisition of NationSky. As employees and knowledge workers increasingly use bring-your-own-device (BYOD) smart mobile devices for both business and personal use, managing work productivity and keeping corporate owned information and sensitive employee data protected have become significant concerns for businesses and employees. We deliver a comprehensive suite of mobility solutions to our clients by architecting mobility strategies, sourcing suitable devices, optimizing and deploying devices and applications, and maintaining ongoing 24/7 support.

NQSky Mobile Device Management (MDM): Our MDM product, NQSky, enables enterprise IT managers to integrate mobile devices with existing IT policies and directly manage devices, applications and contents via centralized administration cloud.

Mobile Application Management (MAM): We provide enterprises with the services for provisioning and controlling access to internally-developed and commercially available mobile applications used in business settings.

Mobile Content Management (MCM): We provide enterprises with services capable of storing and delivering content and services to mobile devices. We offer discrete systems and enable secure mobile access to content anytime.

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

Enterprise mobile security platform: Our enterprise security product “NQ Enterprise Shield” provides enterprise customers and their employees with the privacy and security features they need to protect their businesses by securing sensitive device data from mobile security threats and insecure mobile environments.

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

As the needs of our enterprise customers evolve, we have continued to develop new products and services. In 2014, one of our important new products will be Mobile Enterprise Application Platform (MEAP). MEAP is a development environment that provides tools and middleware for developing, testing, deploying and managing corporate software running on mobile devices. Two important features of MEAP are: mobile application management links to enterprise applications and database, and a centralized management component that enables administrators to control access.

Customer Support

For our consumer mobile security business, we operate a 24/7 global customer service center with trained professional staff for customer inquiries and technical support. We provide multiple support channels, including telephone, fax, SMS, email, instant messenger and online forums, among others, to address inquiries and collect user feedback. We deploy more than 60 customer service hotlines to provide multi-lingual assistance to answer user inquiries and resolve technical issues promptly. We have a team of highly trained customer service specialists and technology support personnel. For our mobile games business on the FL Mobile platform, we provide 12/7 multiple support channels, including online instant messenger and telephone hotline, to address inquiries and questions from our users. For our enterprise mobility business, NationSky provides 24/7 customer support through a centralized customer service hotline and its 11 service centers located in major cities across China.

Research and Development

As of December 31, 2013, our research and development department consisted of 571 engineers and technicians. Supervisors in charge of our research and development department have educational backgrounds from leading universities in China and have significant industry experience before joining NQ Mobile. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China.

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

Intellectual Property

Our business success has benefited from our continuous efforts on intellectual property protection, including patent, trademark, copyright and trade secrets. As of October 15, 2014, we had 243 patent registrations, applications and exclusive licenses in China and overseas, including but not limited to patents covering anti-virus, anti-spam firewall, anti-phishing, contact management, agenda management and parental controls, mobile game and advertising, enterprise mobile management. Some of these patents have been issued and are currently held by us, while others are still pending. As of October 15, 2014, 32 of our patents applications have been filed with the United States Patent and Trademark Office, or USPTO, and claim the benefits of initial patent applications, six of which has been approved by USPTO. Some of the intellectual properties our company currently uses are held by individuals, all of whom have entered into assignment or exclusive patent licensing agreements with us. We have also made 205 copyright registrations and 289 trademark registrations and applications in China and overseas, and have applied with USPTO to register the word “NQ” and related logo as a trademark. In addition, we have 122 registered domain names, including www.NQ.com, our primary operation website, which we licensed from a third party (the “Licensor”) in July 2011. We have been granted an exclusive license for the use of the domain name of www.NQ.com for ten years from July 2011 to June 2021. Unless renewed, upon the expiration or earlier termination of this agreement, the Licensor shall have the right to license the domain name to any other party as the Licensor desires. However, if the Licensor intends to transfer the domain name to another party, we have a right of first refusal. In addition, the Licensor provides us ten years search engine optimization services from July 2011 to June 2021.

Our business operations substantially rely on the techniques covered by following patents: (1) a patent on a method and system to subscribe, configure and move mobile telephone software service conveniently, which was filed in China in September 2007 and has a corresponding U.S. patent application file in May 2010, both of which were granted; (2) a patent on a method and system for a self-learning intellectualized short message firewall for mobile terminals, which was filed in China in December 2009 and has a corresponding PCT application file in December 2010; (3) a patent on an anti-theft method and system for mobile terminals, which was filed in China in December 2012 and has a corresponding PCT application in March 2013; and (4) a patent on a method and system to show contents on mobile terminals, which was filed in China in October 2013. According to Article 42 of Chinese Patent Law, each of the four patents above would have a term of twenty years, starting from its application date.

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

Seasonality

Seasonal fluctuations and industry cyclicality have had minimal effect on our consumer mobile service business in the past, and we expect this trend to continue for the foreseeable future. For our enterprise mobility business, we experience seasonality and fluctuations in our quarterly revenues which reflect the seasonal fluctuations driven by our customers’ procurement cycles for mobile devices and enterprise software. China-based enterprises typically procure IT related services toward the end of the year. As a result, our revenues in the second half of the year are higher than the first. Finally, the advertising business in general has seasonal factors that tend to show more strength in the second half of the year compared to the first half of the year. We expect to see this type of trend generally in advertising, especially as our own advertising network expands.

Competition

The mobile services market in China and globally is competitive. On the mobile security front, we compete directly with (i) domestic PC/mobile security vendors such as Qihoo 360, Tencent and Kingsoft (Cheetah Mobile), (ii) overseas security software providers such as Avast, Symantec, McAfee, AVG, Trend Micro, F-Secure and Kaspersky, and (iii) other emerging companies offering mobile security products, such as Lookout. While we have focused on providing mobile security services since the founding of our company, most of our competitors are traditional PC anti-virus providers who later entered into the mobile security market.

For our mobile game business, we compete primarily with other mobile game operators in China, such as Chukong Holdings Ltd, China Mobile Games & Entertainment Group Ltd, iDreamSky Technology Ltd and KunLun. For our enterprise mobility business, our mobile device management software “NQSky” competes with similar offerings from international vendors such as MobileIron, AirWatch and SAP Afaria. As an integrated enterprise mobility service provider, we also compete with other global and domestic players such as IBM, Accenture, Neusoft, Techown and Cyberwise.

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

Legal Proceedings

From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Also see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — Our results of operations, financial performance and business may be adversely affected by potential intellectual property rights infringement claims against us.”

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

Regulation on the Telecommunications Industry

Types of Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of the PRC, or the Regulations on Telecommunications, which was amended on July 29, 2014, and which regulates the telecommunications industry and other related activities and services within the PRC. The MIIT regulates the telecommunications industry on a national level while the provincial-level communications administrative bureaus, or the CABs, supervise and regulate the telecommunications industry in their respective administrative regions. The Regulations on Telecommunications classifies telecommunications services into two main categories: (1) core telecommunications services and (2) value-added telecommunications services, and further divides each main category into several sub-categories. According to the Catalog for Classification of Telecommunications Businesses, which became effective on April 1, 2003, our business operates under the provision of information services through mobile networks and the Internet, thus fitting into the category of value-added telecommunications services.

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

Regulations Concerning the Software Development Industry

Software Products

On March 5, 2009, the MIIT issued the Administrative Measures for Software Products, or the Measures for Software Products, to regulate the development, production, sale, and import and export of software products, including computer software, software embedded in information systems and equipment, and computer software provided in conjunction with other information or technology services. Any entity or individual shall not develop, produce, sell and import or export any software product which infringes upon the intellectual property rights of third parties, contains computer viruses, endangers computer system security, is not in compliance with the software standard specification of the PRC, or contains contents prohibited under PRC laws and regulations. To that end, for any software products and services, the Measures for Software Products require registration and filing with the provincial level software registration institutions authorized to accept and review software products registration applications. Once accepted for review, the software product registration application shall be filed with and publicly announced by the MIIT, and if no objection is received within a seven-working-day publication period, a software registration number and a software product registration certificate will be granted. A software registration certificate is valid for five years and may be renewed upon expiration.

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

Enterprises that qualified as “software enterprises” are entitled to certain preferential treatments in the PRC. According to the Circular on Relevant Policies for Encouraging the Development of the Software and Integrate Circuit Industries (Circular No. 25) (2000) by the Ministry of Finance and the State Administration of Taxation, or the SAT, newly-established software manufacturing enterprises (i.e. those established after July 1, 2000) may be exempt from income tax in the first two years of profitability and enjoy 50% income taxes reduction for the next three years, such policy is known as the “Two Free, Three Half” preferential policy. On February 22, 2008, the Ministry of Finance and SAT promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or the Notice 2008 No. 1, which reiterated that a software production enterprise newly established within China may, upon certification, enjoy the Two Free, Three Half preferential treatment. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that, the software production enterprises and the integrated circuit production enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the enterprise income tax reductions and exemptions within specified periods as provided in the Notice 2008 No. 1. An enterprise which became profitable in or before 2007 and started enjoying the enterprise income tax reductions and exemptions within specified periods may continue to enjoy the relevant preferential treatment from 2008 until the expiration of the specified periods.

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

Regulations on Internet Domain Name and Content

Internet Domain Name

Internet domain names in the PRC are regulated by the Administrative Measures on the PRC Internet Domain Name, which were promulgated by the MII and which came into effect on December 20, 2004, and the Implementation Rules of Registration of Domain Name, which were promulgated by PRC’s domain name registrar, China Internet Network Information Center, or CNNIC and which came into effect on December 1, 2002. Domain name service organizations accept applications for network domain names; successful applicants become holders of the registered domain names after registration. Holders needs to pay operation fees on time to keep the registered domain names, otherwise the domain name registrar may revoke the domain names. In case there is any change to the registration information of a domain name, the holder shall file the changes with the domain name registrar within 30 days after such a change. The CNNIC is responsible for the administration of .cn domain names and domain names in Chinese language. Disputes in respect of domain names are regulated by the Measures on Resolution of Disputes regarding Domain Names which were issued by CNNIC and revised on February 14, 2006, and shall be settled by organizations approved by the CNNIC.

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

Regulations on Intellectual Property Rights

Trademarks

Registered trademarks in the PRC are protected by the Trademark Law of the PRC which came into effect in 1982 and was revised in 1993, 2001 and 2013 and the Regulations for the Implementation of Trademark Law of PRC which came into effect in 2002 and was revised in 2014. A trademark can be registered in the PRC with the Trademark Office under the State Administration for Industry and Commerce, or the SAIC. The protection period for a registered trademark in the PRC is ten years starting from the date of registration and may be renewed if an application for renewal is filed within one year prior to expiration. If such an application cannot be filed within that period, an extension period of six months may be granted.

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

Tax Regulations

Income Tax

On March 16, 2007, the PRC National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Pursuant to the Notice of the State Council Regarding the Implementation of Transitional Preferential Policies for Enterprise Income Taxes issued on December 26, 2007, enterprises established prior to March 16, 2007, eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the EIT Law rate over a five-year transition period starting from the date of effectiveness of the EIT Law. In addition, certain enterprises may still benefit from income tax exemptions and reductions under the new tax law if they meet the definition of a “software enterprise”, or a preferential tax rate of 15% under the new tax law if they meet the definition of “high and new technology enterprises.”

Furthermore, under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.”

The EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate.

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

As of the date of this annual report, we mainly operate our business through the following significant subsidiaries and consolidated affiliated entities:

•	Beijing NQ Technology Co., Ltd., or Beijing Technology, our consolidated affiliated entity in the PRC;

•	NQ Mobile (Beijing) Co., Ltd., or NQ Beijing, our wholly owned subsidiary in the PRC;

•	FL Mobile Jiutian Technology Co., Ltd., or FL Mobile, our consolidated affiliated entity in the PRC;

•	NQ Mobile US Inc., or NQ US, our wholly owned subsidiary in the United States;

•	Qingyun (Tianjin) Financial Management Co., Ltd., or Tianjin Qingyun, a wholly owned subsidiary of Beijing Technology in the PRC;

•	Beijing NationSky Network Technology Co., Ltd., or NationSky, our consolidated affiliated entity in the PRC;

•	NQ (Beijing) Co., Ltd., or NQ Tongzhou, our wholly owned subsidiary in the PRC;

•	Beijing Fanyue Information Technology Co., Ltd., or Fanyue, a wholly owned subsidiary of FL Mobile in the PRC;

•	Beijing Wanpu Century Co., Ltd., or Wanpu Century, our consolidated affiliated entity in the PRC;

•	Beijing Tianya Co., Ltd., or Tianya, a wholly owned subsidiary of Beijing Technology in the PRC;

•	Chengdu Ruifeng Technology Co., Ltd., or Ruifeng, a wholly owned subsidiary of Beijing Technology in the PRC;

•	Shanghai Yin Long Information and Technology Co., Ltd., or Yin Long, a wholly owned subsidiary of Beijing Technology in the PRC;

•	NQ Mobile (Shenzhen) Co., Ltd., or NQ Shenzhen, a wholly owned subsidiary of Beijing Technology in the PRC;

•	Beijing Trustek Technology Co., Ltd., or Beijing Trustek, a wholly owned subsidiary of Beijing Technology in the PRC;

•	NQ International Limited, our wholly owned subsidiary in Hong Kong;

•	Beijing NQ Mobile Co., Ltd., or NQ Yizhuang, our wholly owned subsidiary in the PRC;

•	Beijing Red Infinity Technology Co., Ltd., or Beijing Red, a wholly owned subsidiary of FL Mobile in the PRC;

•	NQ Mobile KK, our 85% owned subsidiary in Japan; and

•	Taiwan NQ Technology Limited, or NQ Taiwan, our wholly owned subsidiary in Taiwan.

D.	Property, Plants and Equipment

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

We also lease an aggregate of approximately 2,859 square meters of office space in Beijing, Shanghai, Chengdu, Shenzhen, Taipei, Hong Kong, Tokyo and San Jose, California, all from unrelated third parties.

We made capital expenditures of US$2.3 million, US$2.3 million and US$1.6 million for the years ended December 31, 2011, 2012 and 2013 respectively. Our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

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

Overview

We are a leading global provider of mobile Internet services. We have been a pioneer in the consumer mobile security industry since 2005 and have built a world-class cloud-based platform with proven competency to acquire, engage, and monetize customers globally. We currently offer a variety of products and services for the consumer and enterprise markets in (i) mobile value added services, which are comprised of consumer mobile security and mobile games, (ii) advertising and (iii) enterprise mobility. Since our inception, we have focused on building a large and engaged user base. The number of our total registered user accounts for the year ended December 31, 2011, 2012 and 2013 were 146.7 million, 283.4 million and 480.8 million, respectively, not including the registered user accounts of FL Mobile for the year ended December 31, 2012 and 2013, which were 67.4 million and 106.9 million, respectively. Our average monthly active user accounts for the three months ended December 31, 2011, 2012 and 2013 were 52.3 million, 97.7 million and 136.0 million, respectively, not including the average monthly active user accounts from FL Mobile for the three months ended December 31, 2012 and 2013, which amounted to 12.5 million and 20.4 million, respectively. The numbers of our average monthly paying user accounts for the three months ended December 31, 2011 and 2012 were 5.6 million and 8.9 million, respectively. The number of our average monthly premium user accounts for the three months ended December 31, 2013 was 15.6 million.

We generate revenues primarily through (i) mobile value added services, which include consumer mobile security and mobile games, (ii) advertising and (iii) enterprise mobility. Our total net revenues increased from US$40.7 million in 2011 to US$91.8 million in 2012 and US$196.7 million in 2013. We achieved net income attributable to NQ Mobile Inc. of US$10.3 million and US$9.4 million in 2011 and 2012, respectively, and had a net loss of US$1.9 million in 2013. Our adjusted net income attributable to NQ Mobile Inc, which is determined by adding back share-based compensation expenses to our net income attributable to NQ Mobile Inc. presented in accordance with U.S. GAAP, is another measure used by our management to evaluate our operating performance. We had adjusted net income attributable to NQ Mobile Inc. of US$20.9 million, US$34.0 million and US$53.5 million in 2011, 2012 and 2013, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

We incur significant share-based compensation expenses in the course of our business as we have issued share-based awards in order to motivate and retain talent and pursuant to earn outs in certain of our acquisitions. We incurred US$10.7 million, US$24.5 million and US$55.4 million in share-based compensation expenses for the fiscal year ended December 31, 2011, 2012 and 2013, respectively. The granting or acceleration of our share-based awards will materially and adversely affect our financial results in the periods over the vesting period of the newly granted options and restricted shares.

Our results of operations are affected by PRC laws, regulations and policies relating to value-added telecommunications services. Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services in China, we rely on a series of contractual arrangements with our consolidated affiliated entities and their shareholders to conduct our business in China. We do not hold equity interests in our consolidated affiliated entities. As a result of these contractual arrangements, we are the primary beneficiary of our consolidated affiliated entities.

Factors Affecting Our Results of Operations

Our results of operations are affected by, among others, the following factors:

The growth of the consumer mobile security, privacy and productivity industry

Our business and prospects depend on the continued development of the mobile security, privacy and productivity industry in China and abroad. The mobile security, privacy and productivity industry has begun to experience substantial growth in recent years in terms of number of users and revenues. The growth of the mobile security, privacy and productivity industry is affected by numerous factors, such as users’ general communication experience, technological innovations, development of smartphones and other mobile devices, development of mobile Internet and Internet-based mobile telecommunication services, regulatory changes, and the macroeconomic environment.

The growth of the mobile game industry

We generate mobile game revenues from operating free-to-play mobile games that monetize through the sale of in-game virtual items. The number of mobile gamers has been increasing significantly over the past two years with the continuous increasing market penetration of mobile Internet and affordable smart devices. Based on CNNIC data, more and more gamers are migrating from PC to mobile phones as mobile devices enable gamers to better utilize their fragmented time in everyday life. The growth of mobile game industry depends on factors including the penetration of mobile Internet, affordability of smart devices, ever-evolving mobile game content and quality of mobile game operators.

The growth of the mobile advertising industry

We generate advertising revenues on CPA and CPT basis. Mobile advertising industry in China is still at the early stage of development and the revenue is mainly contributed by application-related marketing, downloads and in-application advertisements. The growth of this industry depends on factors including the penetration of mobile Internet, affordability and functionalities of mobile devices, advertising budget shifting to mobile platforms and effectiveness of mobile advertising.

The growth of enterprise mobility industry

NationSky generates revenues by providing enterprise customers a full range of mobility solutions such as architecting mobility strategies; sourcing suitable devices, optimizing and deploying devices and applications, and maintaining ongoing 24/7 support. As employees and knowledge workers increasingly use bring-your-own-device (BYOD) smart mobile devices for both business and personal use, managing work productivity and keeping corporate owned information and sensitive employee data protected have become significant concerns for businesses and employees. Enterprise mobility is a relatively new and fast-growing industry in China and around the world and we believe factors such as IT consumerization, BYOD adoption and availability of smart mobile devices at affordable prices are the key drivers for the growth of enterprise mobility across different industry sectors.

Our ability to expand our user base of our consumer mobile security products

Our business is significantly affected by the overall size of our active user base, which in turn is determined by, among other factors, (i) user experience of our services and products, (ii) our relationships with key players in the mobile ecosystem such as wireless carriers, handset manufacturers, chipmakers, distributors and retailers and third-party payment processors, (iii) the expansion of our business into overseas markets, (iv) the expansion of our target user base beyond smartphone users to mobile tablets and other Internet-enabled mobile devices.

Our ability to monetize our user base of our consumer mobile security products

Our revenues and results of operations depend to a large extent on our ability to monetize users globally through an innovative Freemium business model. Our Freemium business model provides users with free services and the ability to upgrade to a section of premium services either by paying subscription fees or engaging in our offer wall. Our offer wall, launched in March 2013, provides a selection of self-developed and third-party sponsored applications, including mobile games. The offer wall allows users to accumulate points for downloading these applications and to use such points to upgrade to our premium services, as an alternative to paying subscription fees for the premium services. We aim to attract more existing premium users to renew their subscriptions and turn more active user accounts into premium user accounts through up-selling and cross-selling our premium services, among others, the success of which is affected by our ability to continually improve and promote our existing premium products and services, develop and introduce new services and features meeting user needs, and enhance user experience. In addition, our ability to monetize our user base is affected by our pricing power, which in turn depends on various factors such as local consumption levels, market prices for mobile applications, recognition and acceptance of our brand and services, and competition.

Our ability to continue to develop and offer new mobile security, privacy and productivity services

We generate revenues through user subscriptions of our consumer mobile security, privacy and productivity services, which substantially depend on our ability to continue offering services and products that meet the changing requirements of our users and appropriately price our services and products. As the mobile security , privacy and productivity industry evolves and user preferences for mobile security, privacy and productivity services and products change, our results of operations depend on our ability to continually research, develop and update our products and services to meet user needs and offer such products at competitive prices. As the industry continues to evolve, we need to introduce products and services which provide competitive advantages over other competing products which may enter the market.

Our ability to operate, publish and develop high-quality mobile games

Our mobile game revenues depend on our ability to attract and engage active users to our mobile games, the quality of the mobile games we can operate, publish and develop, and our operational capabilities. Our interest-based community applications are an important channel for FL Mobile to acquire and retain users. Our ability to keep the communities active and engaged also influences our mobile game revenues.

Our ability to attract advertisers by acquiring and retaining active users

We generate advertising revenues primarily on a CPA basis through our mobile security applications, interest-based community applications, mobile games and advertising network platform. We charge our advertisers a pre-determined rate on a CPA basis. The pre-determined rate depends on the effectiveness of our advertising network and the advertising revenue depends on the numbers of active users’ clicks and downloads. We also generate some advertising revenues on a CPT basis. The price for CPT advertising depends on the effectiveness of our advertising network and the activity level of our user base.

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

Our ability to control our operating expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, and research and development expenses. Our total operating expenses increased from 2009 to 2013, as our business expanded rapidly in its recent years and we hired more personnel and incurred more expenses to support marketing, administrative, and research and development efforts. We expect that our operating expenses, excluding the non-cash share-based compensation expenses, will continue to increase. Our results of operations are and will continue to be affected by our ability to control our operating expenses.

Foreign Exchange Risks

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Discussion of Selected Statements of Comprehensive Income Items

Net Revenues

We recognize revenues net of value added taxes, business tax and related surcharges. We derive our net revenues primarily from (i) mobile value added services, which include consumer mobile security services (previously named as “premium mobile Internet services”) and mobile games, (ii) advertising services and (iii) enterprise mobility products and services. For our consumer mobile security services, we focus on mobile security, privacy protection and productivity services and provide for free the basic functions of such services, such as the anti-malware scanning, anti-spam, contact back-up and restore functions. We charge our users a subscription fee for subscribing to our premium services, such as access to continual updates of our virus library and advanced privacy protection services, on a monthly, quarterly, semi-annual or annual basis. We generate mobile game revenues from operating free-to-play mobile games that monetize through sales of in-game virtual items. Our new “offer wall” launched in March 2013 provides a selection of self-developed and third-party sponsored applications, including mobile games. The offer wall allows users to accumulate points for downloading these applications and to use such points to upgrade to our premium services, as an alternative to paying subscription fees for the premium services. We generate advertising revenues on CPA and CPT basis through our mobile security applications, mobile games, interest-based community applications, advertising network platform and offline channels. For our enterprise users, we derive enterprise mobility product revenues from sales of mobile hardware and enterprise mobility service revenues from the offering of managed mobility services. In addition, we derive a portion of our net revenues from other sources, such as secured download and technology development services to third parties.

Due to the expansion of our business and diversification of our revenue streams, we re-classified our revenues into the following categories in 2013: mobile value added services (including consumer mobile security and mobile games), enterprise mobility, advertising services and other services. As a result, we re-classified in the consolidated results of operations table, within this annual report, the presentation of the revenue categories for the years ended December 31, 2011 and 2012 as well as for the year ended December 31, 2013 in conformity with these new revenue categories.

We collect net revenues from consumer mobile security services primarily through three payment channels. First, we cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users. In this payment channel, wireless carriers charge a fixed percentage of the total user payment as a fee primarily for billing, collection and customer support services relating to the end users. We recognize net revenues excluding the fees retained by wireless carriers. If we cooperate with wireless carriers through mobile payment service providers, we pay a fee to the mobile payment service providers and the amounts attributed to mobile payment service providers are recognized as costs of revenues. Second, we sell prepaid cards to customers of our consumer mobile security services through independent distributors and amortize such net proceeds from the distributors as net revenues on a straight-line basis over the subscription period. Third, users can subscribe for our consumer mobile security services directly through our website and make payments through third-party payment processors. We recognize the proceeds collected through third-party payment processors as revenues on a gross basis and the amounts attributed to third-party payment processors are recognized as costs of revenue.

Mobile games revenues are derived from third-party developed mobile games and self-developed mobile games. We enter into exclusive or joint operation agreements with game developers for licensed mobile game applications. Game players can download the free-to-play games and pay to acquire virtual currency which can be redeemed in the games for in-game virtual items. Pursuant to agreements signed between us and game developers, revenues from the sales of virtual currency to be used for the purchase of virtual items are shared between us and the game developers based on a pre-agreed ratio for each game. We also generate mobile games revenues from offering virtual items in self-developed mobile games and collect license fees of our self-developed mobile games. Within the storefronts, game players can download our free-to-play games and pay to acquire virtual currency which can be redeemed in the games for in-game virtual items.

Advertising revenues are derived from the advertisement placement services on our platform. Advertising fees are generally charged to advertisers on a cost per action (“CPA”) basis. The desired actions to be performed include but are not limited to activation, download, click, registration or opt-ins, which are determined by the advertisers. The revenues are generally recognized when the end users activate the applications, register accounts or deliver their opt-ins. We also provide advertisement placements on our websites and interest-based communities. We enter into pay-for-time (“CPT”) contracts with advertisers, under which the fixed price and advertising services are established upfront and charged ratably over the contractual period of display.

Enterprise mobility revenues are derived primarily from hardware sales to enterprise customers for their provision of mobility solutions, technology and software development, and commission income shared with mobile network operators. We recognize the hardware procurement revenue once customers acknowledge the receipt of the hardware delivered and title and risk of loss have been transferred. Mobility solution revenue in connection with agreements for standard proprietary software is recognized upon delivery of the software, provided that collection is considered probable and the fee is fixed or determinable. Revenues from technology and software development are recognized when services are completed. Commission income is derived from bringing enterprise customers to the mobile network operators and is determined based on fixed percentages, agreed with the mobile operators, of actual charges to the enterprise customers. We recognize the commission incomes in the month in which the service is provided to the enterprise customers.

The following table sets forth the principal components of our net revenues in both domestic and overseas markets by amount and as a percentage of our total net revenues for the periods indicated.

	For the Year Ended December 31,
	2011				2012				2013
	Domestic		Overseas		Domestic		Overseas		Domestic		Overseas
	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Service Revenues (1)
Mobile value added services	18,657	81.1	17,545	99.4	32,588	59.0	35,747	97.9	51,954	36.3	51,565	96.4
Enterprise mobility	—	—	—	—	3,249	5.9	—	—	14,174	9.9	—	—
Advertising services	4,306	18.7	—	—	8,889	16.1	—	—	36,623	25.6	—	—
Other services	54	0.2	109	0.6	1,212	2.2	780	2.1	1,617	1.1	1,942	3.6
Product Revenues
Enterprise mobility	—	—	—	—	9,303	16.8	—	—	38,827	27.1	—	—

Total net revenues	23,017	100.0	17,654	100.0	55,241	100.0	36,527	100.0	143,195	100.0	53,507	100.0

(1)	Due to the expansion of our business and diversification of our revenue streams, we re-classified our revenues into the following categories in 2013: mobile value added services (including consumer mobile security and mobile games), enterprise mobility, advertising services and other services. As a result, we re-classified in the above table, within this annual report, the presentation of the revenue categories for the years ended December 31, 2011 and 2012 as well as for the year ended December 31, 2013 in conformity with these new revenue categories.

Net revenues from mobile value added services, which included consumer mobile security services and mobile games, increased significantly from 2011 to 2012 and from 2012 to 2013, due primarily to (i) the growth of our paying user accounts and premium user accounts, which in return reflected the growth of our active user accounts and their increased use of our premium services, and application downloads, (ii) an increase in our overseas premium revenues and our overseas premium revenues as a percentage of our total revenues, and (iii) the rapid user acquisition on FL Mobile’s game platform and its launch of new games in 2013. We price our mobile value added services based on various factors, including, among other things, local consumption levels, market prices for mobile applications, recognition and acceptance of our brand and services, and competition. Overseas users contributed an increasing portion of our net revenues from mobile value added services as we further expand our presence in overseas markets. Net revenues from mobile value added services attributable to overseas users as a percentage of our mobile value added service revenues increased from 48.5% in 2011 to 52.3% in 2012 and 49.8% in 2013.

Net revenues from advertising services increased significantly from 2011 to 2012 and from 2012 to 2013, due primarily to (i) the acquisition of FL Mobile in 2012 and the acquisitions of Fanyue, Best Partners and Tianya in 2013; and (ii) our launch of the offer wall in March 2013, through which we generated advertising revenues when users download third-party sponsored applications and games from the offer wall.

We recorded net revenues from enterprise mobility products and services of US$12.6 million and US$53.0 million in 2012 and 2013, respective. Our net revenues from enterprise mobility products and services were generated by NationSky. We acquired 55% of the equity interest in NationSky in May, 2012 and the remaining 45% in July 2013, and entered into a definitive agreement to sell 3.4% equity interest in NationSky to a third party in 2014.

Cost of Revenues

Cost of revenues primarily consists of: (i) payments to third parties in connection with user acquisition, (ii) salaries and benefits for employees that provide customer services and other support directly related to our products and services, (iii) payments paid to or retained by mobile payment service providers and third-party payment processors, (iv) revenues shared with third-party content providers for advertising services and mobile games, and (v) hardware procurement costs.

We acquire users primarily through viral marketing, or word-of-mouth marketing, pre-installation and online download. We provide online downloads of our products and services via various third-party websites, including online advertising networks, Internet portals and mobile application stores. We pay such third parties a fee for each registered user account acquired through them. Payments to these third parties increased from 2011 to 2012 and from 2012 to 2013 as we acquired more registered user accounts through them during these periods. We also pay fees to handset manufacturers to pre-install our applications on their handsets. As we further expand our global user base and grow our revenue, we expect payments to third parties in connection with user acquisition to continue to increase.

Salaries and benefits for employees that provide customer services and other support directly related to our products and services increased from 2011 to 2012 and from 2012 to 2013, primarily reflecting the expansion of customer services and product support teams.

We cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users. If we cooperate with wireless carriers through mobile payment service providers, we pay a fee to the mobile payment service providers and the amounts attributed to mobile payment service providers are recognized as costs of revenues.

We entered into arrangements with certain content providers, under which we display advertisements in their applications. To the extent we are obligated to share our revenues with such content providers, we recognize the shared revenues as our cost of revenues over the terms of the arrangements. We also entered into exclusive operation agreements with mobile game developers. We share our revenues with the mobile game developers and recognize the shared revenues as costs of revenues.

Our hardware procurement costs include the majority of the cost of revenues incurred by NationSky which operates at a much lower gross margin than our mobile value added services and advertising services. As we are expanding our enterprise mobility business through NationSky, we expect our cost of revenues to increase.

Cost of revenues also includes an allocation of our share-based compensation expenses. See “— Critical Accounting Policies — Share-based compensation.”

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

	For the Year Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Selling and marketing expenses	7,955	29.4	17,396	27.3	25,810	21.5
General and administrative expenses	14,024	51.8	36,776	57.7	77,026	64.0
Research and development expenses	5,095	18.8	9,585	15.0	17,437	14.5

Total operation expenses	27,074	100.0	63,757	100.0	120,273	100.0

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of marketing and promotional expenses and salaries, benefits and commissions for our sales and marketing personnel.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our general and administrative personnel. We expect our general and administrative expenses to continue to increase in the future as our business continues to grow and we hire additional executives, officers, and employees and we incur increased costs related to complying with our compliance and reporting obligations under the U.S. securities laws as a public company.

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

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that our accounting policies with respect to revenue recognition, allowance for doubtful accounts, share-based compensation, impairment of long-lived assets, income taxes and equity investments represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included elsewhere in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and/or service has been performed, the price is fixed or determinable and collection is reasonably assured. Revenue is recorded net of business tax, value added tax and related surcharges.

Revenues presented in the consolidated statements of comprehensive income include revenues from mobile value added services that are comprised of consumer mobile security and mobile games, advertising services, enterprise mobility and other services.

Mobile Value Added Service Revenues

i.	Consumer mobile security revenues

Consumer mobile security revenues are derived principally from providing premium mobile security and productivity services to end users. The basic functions of security and productivity services, including anti-virus, anti-malware, anti-spam, privacy protection, data backup and recovery are free of charge. The customers are charged for updating the anti-virus database on a pay-per-use basis or paying a fee to subscribe to the premium security and productivity services including continuous update of anti-virus database, continuous update of the semantics of anti-spam, and advanced privacy protection on a monthly, quarterly, semi-annually or annually basis. We recognize revenue for premium services considered to be software-related (e.g., mobile security services) in accordance with industry specific accounting guidance for software and software-related transactions. For premium services where the customer does not take possession of fully-functioning software (e.g., mobile productivity services), we recognize revenue pursuant to ASC 605, Revenue Recognition. Provided collectability is probable, revenue is recognized over the usage period which is the same for software-related services and services where software is incidental to the provision of the services. Basic functions and customer support are provided to end users free of charge, whether they subscribe to our services or not. Customer arrangements may include premium mobile security and productivity services which are multiple elements. Revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element. Fair value is generally determined by vendor-specific-objective-evidence, or VSOE. For all the periods presented, the usage period for the elements in arrangements that include multiple elements is the same. No allocation was performed as there is no impact from the allocation on revenue recognized.

Revenue for pay-per-use services is recognized on a per-use basis when the update is made. Proceeds from sale of subscription services are deferred when received and revenue for the subscription services is recognized on a straight-line basis over the estimated service period provided all revenue recognition criteria have been met.

The payment channels include wireless carriers and service providers, prepaid cards, and third-party payment processors.

Wireless carriers and service providers. We, via service providers, cooperate with wireless carriers to provide consumer mobile security services to the customers. In China, service providers have the exclusive licenses to contract with wireless carriers in offering consumer mobile security services to the end users and they are mainly responsible for assisting in the billing of consumer mobile security services. Wireless carriers are mainly responsible for billing, collection and customer support relating to the end users. Under certain circumstances, we ourselves are a service provider and contract directly with wireless carriers.

Fees paid for premium service are charged to the customers’ telephone bills and shared between us and wireless carriers. The sharing percentage is fixed and determined by wireless carriers. We do not enter into arrangements directly with the wireless carriers except when we act as a service provider and the wireless carriers are not acting as an agent for us in the transactions. Therefore, the revenue recognized is net of the amounts retained by the wireless carriers.

We recognize and report our consumer mobile security services revenues on a gross basis based on our and service providers’ portion of the billings as we have the primary responsibility for fulfillment and acceptability of the consumer mobile security services and are considered a principal in the transactions. The amounts attributed to services providers’ share are determined pursuant to the arrangements between services providers and us and are recognized as costs of revenues.

To recognize consumer mobile security services revenues, we rely on wireless carriers and service providers to provide us with the billing confirmations for the amount of services they have billed to their mobile customers. At the end of each reporting period, when the wireless carriers or service providers are yet to provide us the monthly billing confirmations, we use information generated from our internal system as well as the historical data to estimate the amounts of collectable consumer mobile security services fees and to recognize revenue. Historically, there have been no significant adjustments to the revenue estimates.

Prepaid cards. We sell prepaid cards to customers through independent distributors. The customers can use the prepaid cards to subscribe to the premium services. Once the customers activate the premium services using the prepaid cards, we start to recognize our revenues on a straight-line basis over the service period. While we have primary responsibility for fulfillment and acceptability, we do not have control of, and generally do not know, the ultimate selling price of the prepaid cards sold by the distributors, and therefore, net proceeds from the distributors form the basis of revenue recognition.

Third-party payment processors. The customers can also subscribe to our premium service directly through our website and the billings are handled by third-party payment processors. Under these circumstances, we have the primary responsibility for fulfillment and acceptability and recognize the revenue on a gross basis. The amounts attributed to third-party payment processors are recognized as costs of revenue.

ii.	Mobile game revenues

Mobile game revenues are derived principally from game operations for both third-party developed mobile games and self-developed mobile games and game licensing of self-developed mobile games to other third-party game operators.

Mobile game operations. We generate mobile games revenues from operating and publishing mobile games developed by third parties and itself. We enter into exclusive or joint operation agreements with developers for licensed mobile game applications. We distribute the games on Apple’s App Store, Android platforms, FL Mobile’s platforms and other channels (collectively, “Platforms”). Game players can download the free-to-play games and pay to acquire virtual currency which can be redeemed in the game for in-game virtual items.

We sell both consumable and durable virtual goods in games. Consumable goods are items that are used up one-time, while durable goods are items accessible to the user over an extended period of time. We recognize revenue from the sales of consumable goods when the goods are used up. We recognize revenue from the sales of durable goods ratably over the estimated average playing period of paying users.

We estimate the playing periods of paying users based on available data obtained since September 2012. On a quarterly basis, we determine the estimated average playing period for paying players on a game by game basis, beginning at the time of a payer’s first purchase in that game and ending on a date when that paying player is no longer playing the game. We then calculate the average of the time periods from the first purchase date to the date the last player is expected to cease playing the game for each game player to determine the total average playing period for that game.

We determine that a paying player will cease playing a game once the Inactive Period has occurred. We define the Inactive Period as the time period after which if a paying player has not logged onto a game, the possibility that he/she will continue to play the game in the future is very low. To determine the Inactive Period, we regularly analyze the paying players’ activities on our games to determine when the paying players stop playing the games. For the players who have not logged onto a game for 50 days as of the period end, we deem them inactive players. For the players who have not logged onto a game for less than 50 days as of the period end, we deem that they will cease to play the game after 90 days from the last date when they logged onto the game before the period end.

Currently estimated average playing periods of the mobile games are three months, based on current available game player information. We regularly reassess these estimates and may revise such estimates in the future as additional game data becomes available and if and when future data indicates a change in playing patterns or behaviors.

Pursuant to agreements signed between us, game developers and the Platforms, revenues from the sale of game currency to be used for the purchase of virtual items are shared between us, game developers and the Platforms for third-party developed games, based on a pre-agreed ratio for each game.

The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to the game players or as an agent in the transaction, and the specific requirements of each agreement.

For third-party developed games under exclusive operation agreements and self-developed games, we recognize revenue based on the gross amount billed to customers (i.e., inclusive of the amount retained by the Platforms and amounts paid to game developers under revenue-sharing arrangements if any), because we are able to determine pricing for the virtual items sold and are the primary obligor to the customer. The amount paid to Platforms and game developers are recorded as cost of services.

For third-party developed games under joint operation agreements, the game developer is considered the primary obligor to the customers and has latitude in establishing price. We account for such sales on a net basis by recognizing the commission it retains from each sale (i.e., revenue net of the amount retained by the Platforms and amounts paid to game developers under revenue-sharing arrangements).

To determine whether Platforms play a role of primary obligor or agents, we has considered ASC 605-45-45 and concluded that Platforms are agents in the sale of in-game virtual items to the customers because it 1) is not responsible for the fulfillment of in-game virtual items and does not take overall responsibility of the services provided to the customers, 2) does not have pricing latitude and only receives a fixed commission, 3) does not have inventory risk, 4) does not change the virtual items sold or determine specifications of the game or the virtual items sold, and 5) does not have credit risk. In the case of self-developed games and third-party developed games under exclusive operation by us, Platforms are our agents. In the case of third-party developed games under joint operation, Platforms are the agents of the game developers.

Mobile game licensing. We license our self-developed games to other third-party game operators and generally receive revenue in forms of initial license fees, non-refundable minimum guarantee, monthly revenue-based fees under revenue-sharing arrangement or a combination. The initial license fee is generally a fixed amount and recognized ratably over the term of the license. The non-refundable minimum guarantee is generally a fixed amount and recognized once the fees are collected. The revenue-based fee under revenue-sharing arrangement is generally equal to a fixed percentage of the revenues generated by the licensee from operating the games.

Advertising Revenues

Advertising revenues are derived principally from promotion of third-parties’ applications, games or services over a particular period of time, through a variety of patterns, which are classified into online advertising services and offline advertising services.

i.	Online advertising revenues.

We promote third-parties’ games and applications through NQ security applications, interest-based online community applications and mobile games in a variety of forms including but not limited to offer walls, banners, buttons, text-links and content integration and referrals. Advertising fees are generally charged to advertisers on a CPA basis. The desired actions to be performed include but are not limited to activation, download, click, registration or inquiry, which are determined by the advertisers. The revenues are generally recognized when the end users activate the applications, register accounts or deliver their opt-ins.

We also provide advertising services by embedding the advertisement in applications developed by third-party content providers. We sign agreements with advertisers and content providers separately. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to advertisers or as an agent in the transaction, and the specific requirements of each agreement. After considering the Company’s obligations and risk, latitude in establishing price, determination of service specifications and etc., we conclude that we are the primary obligor in the contracts with advertisers. The fees are charged to advertisers on the cost-per-activation basis. The revenues are recognized by us on a gross basis pursuant to ASC 605-45, without net of payment to content providers which are recognized as costs of services.

Moreover, we provide advertisement placements on our websites and interest-based communities. We enter into CPT contracts with advertisers, under which the fixed price and advertising services are established upfront and charged ratably over the contractual period of display.

ii.	Offline pre-installation revenues.

We provide with the pre-installation services to promote various applications in mobile phones. The revenues are recognized when the end users activate the applications or could be active users within certain periods, pursuant to the contracts.

Enterprise Mobility Revenues

Enterprise mobility revenues are derived principally from hardware sales to enterprise users, technology and software development for provision of mobility solution, and commission income shared from mobile network operators, all of which are provided on a stand-alone basis in the year of 2013.

The revenue from sale of hardware is recognized upon the time of delivery. Hardware is considered delivered to customers once customers acknowledge the receipt of the hardware delivered and title and risk of loss have been transferred. For most of our hardware sales, these criteria are met at the time customers sign the delivery notes.

We recognize the revenue from technology and software development in connection with provision of mobility solution upon the delivery and acceptance by customers of the standard proprietary software, which involves significant production, modification, or customization. These software arrangements generally include the right to post contract customer support (“PCS”). We recognize the technology and software development revenues immediately after we deliver the software since PCS is assessed insignificant after considering the facts of (i) no additional charges are occurred for PCS; (ii) all PCS were normally for a period of 6 months to 1 year; (iii) the estimated cost for such services is insignificant based on our historical records; and (iv) we did not offer upgrades or enhancements to the software during PCS period and these services are expected to continue to be infrequent. We adopted completed-contract method to account for revenues from technology and software development, given the substantive acceptance terms in arrangements and short duration of development.

Commission income derived from bringing enterprise users to the mobile network operators and is determined based on fixed percentages of actual charges to the enterprise users as agreed with the mobile operators. Commission incomes are recognized in the month in which the service is provided to the enterprise users. For the amount of revenues to be recognized, we firstly estimate the amount of service fee and recognize revenue based on the fixed commission rates as stipulated on the contract that multiply the estimated customer charges. When we later receive the statements of actual charge issued by the mobile network operators, we record a true-up adjustment. Based on the historical experience, there had not been any material adjustments incurred.

Other Service Revenues

Other service revenues are derived primarily from providing technical services and training services. We recognize such revenues when the performance of our obligation is completed.

Segment Reporting

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by our chief operating decision-maker, or the CODM, the chief executive officer, in deciding how to allocate resources and assess performance.

Our organizational structure is based on a number of factors that the CODM uses to evaluate, view and run our business operations, which include, but are not limited to, customer base, homogeneity of products and technology. Our operating segments are based on our organizational structure and information reviewed by our CODM to evaluate the operating segment results.

We have determined that the business segments that constitute our primary reportable segments are consumer and enterprise. The consumer segment primarily consists of advertising services and mobile value added services, which includes mobile security services and mobile games. The enterprise segment consists of technology and software development services and hardware sales aggregated under enterprise mobility revenues.

Before 2012, we principally engaged in consumer mobile security and other services and operated and managed this business as a single segment. In 2012, we expanded our business by the acquisition of NationSky in enterprise mobility services and the acquisition of FL Mobile and its subsidiary, Beijing Red Infinity Technology Co., Ltd., or Beijing Red (collectively, the “FL Mobile Group”) in mobile games and advertising services. We generated revenues from the operations of such businesses. FL Mobile Group has contributed to our mobile value added service revenues and advertising revenues under our consumer business segment. Our CODM separately reviewed key information of each of two operating segments consisting of consumer and enterprise in order to optimize the management of operations. In 2013, our CODM continues to review the key information of the two segments.

We generate our revenues from customers in the PRC and overseas. Net revenues from customers in the PRC were US$55.2 million and US$143.2 million in 2012 and 2013, respectively. Net revenues from our overseas customers were US$36.5 million and US$53.5 million in 2012 and 2013, respectively.

Substantially all our long-lived assets are located in the PRC.

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination.

We test goodwill for impairment at the reporting unit level on an annual basis as of November 1, and between annual tests when an event occurs or circumstances change that indicate that the assets might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we decide, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

Share-Based Compensation

We grant options and restricted shares to our selected employees, directors and non-employee consultants. Awards granted to employees with service conditions attached are measured at the grant date fair value and are recognized as an expense using graded vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses in the period and thereafter when the performance goal becomes probable to achieve.

Awards granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses over the estimated requisite service period, regardless of whether the market condition has been satisfied if the requisite service period is fulfilled.

Awards granted to non-employees are measured at fair value at the earlier of the commitment date or the date the services are completed, and are recognized using graded vesting method over the period the service is provided.

Binomial option-pricing models are adopted to measure the value of awards at each grant date or measurement date. The determination of fair value is affected by the share price as well as assumptions relating to a number of complex and subjective variables, including but not limited to the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The use of the option-pricing model requires extensive actual employee and non-employee exercise behavior data for the relative probability estimation purpose, and a number of complex assumptions.

Income Tax

Current income tax is provided on the basis of income for financial reporting purpose, adjusted for income and expense items which are not assessable or deductible for income tax purpose, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax is accounted for using the liability approach which requires the recognition of income tax payable or refundable for the current year and deferred income tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income tax is determined based on the differences between the financial reporting and tax basis of assets and liabilities and is measured using the currently enacted tax rates and laws. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in the consolidated statements of comprehensive income in the period when such changes are enacted.

We adopt a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred tax assets is operating loss carryforwards generated by our PRC subsidiaries and VIE due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2011, 2012 and 2013, we recognized a valuation allowance of US$1.2 million, US$1.4 million and US$4.4 million against deferred tax assets, respectively. If we subsequently determine that all or a portion of the carryforwards are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of comprehensive income.

Equity Investments

Our equity investments are comprised of cost method investments and equity method investments.

Cost method investments

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which we do not have significant influence, or the interests we hold on an investee have no risk and reward characteristics that are substantially similar to common share or in-substance common share, we carry the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. We regularly evaluate the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Equity method investments

Investments in entities in which we can exercise significant influence but does not own a majority equity interest or control, and the interests we hold on the investees are common shares, or substantially similar to common shares or in-substance common shares, are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. Under the equity method, we initially record our investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive income after the date of acquisition. We will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero.

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

Convertible Debts

In accordance with ASC subtopic 470-20, the convertible debts are initially carried at the principal amount of the convertible debts. Related debts issuance cost, are subsequently amortized using effective interest method as adjustments to interest expense from the debt issuance date to its first redemption date. Convertible debts are classified as a current liability if they are or will be callable by us or puttable by the debt holders within one year from the balance sheet date, even though liquidation may not be expected within that period.

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

	For the Year Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Net Revenues
Service Revenues (1)
Mobile value added services	36,202	89.0	68,335	74.5	103,519	52.6
Advertising services	4,306	10.6	8,889	9.7	36,623	18.6
Enterprise mobility	—	—	3,249	3.5	14,174	7.2
Other services	163	0.4	1,992	2.1	3,559	1.8
Product Revenues
Enterprise mobility (including transactions with a related party of US$0, US$0 and US$57 for the years ended December 31, 2011, 2012 and 2013, respectively)	—	—	9,303	10.2	38,827	19.8

Total net revenues	40,671	100.0	91,768	100.0	196,702	100.0
Cost of revenues
Cost of services	(8,057)	(19.8)	(16,773)	(18.2)	(43,557)	(22.1)
Cost of products sold	—	—	(8,966)	(9.8)	(37,371)	(19.0)

Total cost of revenues (2)	(8,057)	(19.8)	(25,739)	(28.0)	(80,928)	(41.1)

Gross profit	32,614	80.2	66,029	72.0	115,774	58.9

Operating expenses
Selling and marketing expenses (2)	(7,955)	(19.6)	(17,396)	(19.0)	(25,810)	(13.1)
General and administrative expenses (2)	(14,024)	(34.5)	(36,776)	(40.1)	(77,026)	(39.2)
Research and development expenses (2)	(5,095)	(12.5)	(9,585)	(10.4)	(17,437)	(8.9)

Total operating expenses	(27,074)	(66.6)	(63,757)	(69.5)	(120,273)	(61.1)

Income/(Loss) from operations	5,540	13.6	2,272	2.5	(4,499)	(2.3)

Interest income	1,342	3.3	3,193	3.5	411	0.2
Realized gain on available-for-sale investments	29	0.1	—	—	5	0.0
Foreign exchange gain, net	3,011	7.4	67	0.1	1,784	0.9
Gain on change of interest in an associate	—	—	943	1.0	—	—
Other income, net	306	0.7	3,364	3.7	2,083	1.1

Income/(Loss) before income taxes	10,228	25.1	9,839	10.8	(216)	(0.1)
Income tax expense	(97)	(0.2)	(420)	(0.5)	(1,117)	(0.6)
Share of profit from an associate	119	0.3	543	0.6	—	—

Net income/(loss)	10,250	25.2	9,962	10.9	(1,333)	(0.7)

(1)	Due to the expansion of our business and diversification of our revenue streams, we re-classified our revenues into the following categories in 2013: mobile value added services (including consumer mobile security and mobile games), enterprise mobility, advertising services and other services. As a result, we re-classified in the above table, within this annual report, the presentation of the revenue categories for the years ended December 31, 2011 and 2012 as well as for the year ended December 31, 2013 in conformity with these new revenue categories.
(2)	Share-based compensation expense included in:

	For the Year Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Cost of revenues	130	0.3	214	0.2	370	0.2
Selling and marketing expenses	1,923	4.7	2,342	2.6	2,310	1.2
General and administrative expenses	7,895	19.4	20,534	22.4	50,708	25.8
Research and development expenses	724	1.8	1,453	1.6	2,016	1.0

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our total net revenues increased by 114.3% from US$91.8 million in 2012 to US$196.7 million in 2013, primarily due to the increase in net revenues from mobile valued added services and, to a lesser extent, to an increase in net revenues from enterprise mobility products and services and advertising services.

•	Net revenues from mobile value added services, which included consumer mobile security revenues and mobile games revenues, increased by 51.5% from US$68.3 million in 2012 to US$103.5 million in 2013. This increase was primarily due to the growth in subscriptions for premium mobile security services from overseas user accounts, which have a relatively high subscription rate compared to user accounts in China, and more generally to the growth of our active user accounts and their increased use of our premium services in the areas of mobile security and games. The consolidation of mobile games revenue from FL Mobile after its acquisition in November 2012 also contributed to the increase in net revenues from mobile value added services in 2013. The number of our average monthly active user accounts increased from 97.7 million for the three months ended December 31, 2012 to 136.0 million for the three months ended December 31, 2013, not including FL Mobile’s 20.4 million average monthly active user accounts for the three months ended December 31, 2013. Overseas users contributed to an increasing portion of our net revenues as we further expand consumer mobile security services in overseas markets. Revenue contribution from overseas users accounted for 49.8% of consumer mobile security revenues in 2013, compared with 52.3% in 2012.

•	Net revenues from advertising services increased by 312.0% from US$8.9 million in 2012 to US$36.6 million in 2013, primarily due to increased monetization through advertising and promotional revenue in the form of third party application referrals through our mobile security services, interest-based community applications, mobile games, advertising network platforms and offline channels.

•	Net revenues from enterprise mobility products and services increased by 322.3% from US$12.6 million in 2012 to US$53.0 million in 2013, which included net revenues from enterprise mobility products of US$38.8 million, and net revenues from enterprise mobility services of US$14.2 million primarily due to the increase in the number of our enterprise customers acquired through NationSky.

•	Net revenues from other services increased by 78.7% from US$2.0 million in 2012 to US$3.6 million in 2013. Revenues from other services are generated primarily by providing technical services and training services to third parties. As this business is driven by individual projects, revenues from other services fluctuate considerably from period to period.

Cost of Revenues. Our total cost of revenues increased by 214.4% from US$25.7 million in 2012 to US$80.9 million in 2013. This increase was primarily due to: (i) an increase in hardware procurement costs from US$9.0 million in 2012 to US$37.4 million in 2013 following our acquisitions of NationSky in May 2012; (ii) an increase in user acquisition cost from US$7.8 million in 2012 to US$19.7 million in 2013, primarily as payments to handset manufacturers and distributors for pre-installation and to third-party websites increased as we acquired more registered user accounts and active user accounts through these channels; (iii) amortization of intangible assets resulted from the acquisition activities; and (iv) an increase in staff cost from US$3.2 million in 2012 to US$5.3 million in 2013, mainly in the form of increased salary and headcount as our overall business continues to expand. Our cost of services increased by 159.7% from US$16.8 million in 2012 to US$43.6 million in 2013. Our cost of products sold increased by 316.8% from US$9.0 million in 2012 to US$37.4 million in 2013. Our cost of products sold is primarily due to hardware procurement cost for NationSky’s enterprise mobility business.

Gross Profit and Margin. As a result of the foregoing, our gross profit increased by 75.3% from US$66.0 million in 2012 to US$115.8 million in 2013. Our gross margin decreased from 72.0% in 2012 to 58.9% in 2013. This decrease was primarily due to the acquisition of NationSky, which has much lower gross margin than other portions of our business. Excluding NationSky, our gross profit in 2013 was US$102.3 million, representing an 62.8% increase from US$62.9 million in 2012. The gross margin of NationSky in 2013 was 25.4%. Our gross margin excluding NationSky was 71.2% in 2013.

Operating Expenses. Our total operating expenses increased by 88.6% from US$63.8 million in 2012 to US$120.3 million in 2013.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 48.4% from US$17.4 million in 2012 to US$25.8 million in 2013. This increase was primarily due to (i) an increase in marketing and advertising spending from US$8.5 million in 2012 to US$13.3 million in 2013, as a result of increased advertising and promotion in overseas markets which formed part of our increased effort in marketing and brand-building; and (ii) an increase in staff costs, including salaries, benefits and commissions to our sales and marketing personnel, from US$4.4 million in 2012 to US$6.9 million in 2013, as a result of the increased employee headcount resulting from our acquisition activities. The selling and marketing expenses related to our enterprise business were US$2.7 million in 2013, increased from US$0.5 million in 2012. The increase was mainly due to the increase in staff costs, traveling and other expenses

General and Administrative Expenses. Our general and administrative expenses increased by 109.4% from US$36.8 million in 2012 to US$77.0 million in 2013. The increase was primarily due to (i) a significant increase in share-based compensation expenses for our general and administrative personnel from US$20.5 million in 2012 to US$50.7 million in 2013, primarily attributable to the grant of restricted shares in connection with our acquisition activities and to our senior executives and employees in 2013; (ii) an increase in staff cost from US$6.8 million in 2012 to US$8.2 million in 2013, resulting mostly from salary increases and the hiring of additional senior executives; and (iii) an increase in legal and professional fees from US$3.6 million in 2012 to US$7.2 million in 2013, largely in connection with our acquisition activities and our reactions to the short seller allegations. The general and administrative expenses related to our enterprise business were US$2.0 million in 2013, increased from US$0.8 million in 2012. The increase was mainly due to the increase in staff costs and other expenses.

Research and Development Expenses. Our research and development expenses increased by 81.9% from US$9.6 million in 2012 to US$17.4 million in 2013. This increase was primarily due to the hiring of more research and development personnel, which led to (i) an increase in staff cost from US$6.4 million in 2012 to US$11.7 million in 2013; and (ii) an increase in share-based compensation for our research and development personnel from US$1.5 million in 2012 to US$2.0 million in 2013. The research and development expenses related to our enterprise business were US$2.4 million in 2013, increased from US$0.6 million in 2012. The increase was mainly due to the increase in staff costs.

Income(loss) from Operations. As a result of the foregoing, we had a loss from operations of US$4.5 million in 2013, compared to an income from operations of US$2.3 million in 2012.

Income Tax Expense. Our income tax expense increased by 166.0% from US$0.4 million in 2012 to US$1.1 million in 2013. The increase was primarily due to the increase in the income of our subsidiaries and consolidated affiliated entities in the PRC, offset by the tax benefits from our deferred tax assets.

Net Income (loss) attributable to NQ Mobile Inc. As a result of the foregoing, we had a net loss of US$1.9 million in 2013, compared to a net income of US$9.4 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our total net revenues increased by 125.6% from US$40.7 million in 2011 to US$91.8 million in 2012, primarily due to the increase in net revenues from mobile valued added services and, to a lesser extent, to an increase in net revenues from enterprise mobility products and services and advertising services.

•	Net revenues from mobile value added services, which included consumer mobile security revenues and mobile games revenues, increased by 88.8% from US$36.2 million in 2011 to US$68.3 million in 2012. This increase was primarily due to the growth in subscriptions for premium mobile security services from overseas user accounts, which have a relatively high subscription rate compared to user accounts in China, and more generally to the growth of our active user accounts and their increased use of our premium services in the areas of mobile security and games. The consolidation of mobile games revenue from FL Mobile after its acquisition in November 2012 also contributed a small portion to the increase in net revenues from mobile value added services in 2012. The number of our average monthly active user accounts increased from 52.3 million for the three months ended December 31, 2011 to 97.7 million for the three months ended December 31, 2012, not including FL Mobile’s 12.5 million average monthly active user accounts for the three months ended December 31, 2012. Overseas users contributed to an increasing portion of our net revenues as we further expand consumer mobile security services in overseas markets. Revenue contribution from overseas users accounted for 52.3% of consumer mobile security revenues in 2012, compared with 48.5% in 2011.

•	Net revenues from advertising services increased by 106.4% from US$4.3 million in 2011 to US$8.9 million in 2012, primarily due to increased monetization through advertising and promotional revenue in the form of third party application referrals through our mobile security services.

•	Net revenues from enterprise mobility products and services amounted to US$12.6 million in 2012, which included net revenues from enterprise mobility products of US$9.3 million, and net revenues from enterprise mobility services of US$3.3 million. We started generating revenues from enterprise mobility products and services after our acquisition of NationSky in May 2012. We did not generate net revenues from enterprise mobility products and services in 2011.

•	Net revenues from other services increased by 1,122.1% from US$0.2 million in 2011 to US$2.0 million in 2012. Revenues from other services are generated primarily by providing technical services and training services to third parties. As this business is driven by individual projects, revenues from other services fluctuate considerably from period to period.

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

Selling and Marketing Expenses. Our selling and marketing expenses increased by 118.7% from US$8.0 million in 2011 to US$17.4 million in 2012. This increase was primarily due to (i) an increase in share-based compensation expenses for our sales and marketing personnel from US$1.9 million in 2011 to US$2.3 million in 2012, resulting from additional options and restricted shares granted to our sales and marketing personnel in 2012; (ii) an increase in marketing and advertising spending from US$2.9 million in 2011 to US$8.5 million in 2012, resulting from our increased effort in marketing and brand building; and (iii) an increase in staff costs, including salaries, benefits and commissions to our sales and marketing personnel, from US$2.1 million in 2011 to US$4.4 million in 2012 mainly attributable to the increase in headcounts. The selling and marketing expenses related to our enterprise business were US$0.5 million in 2012 and we did not have enterprise business in 2011.

General and Administrative Expenses. Our general and administrative expenses increased by 162.2% from US$14.0 million in 2011 to US$36.8 million in 2012. The increase was primarily due to significantly higher share-based compensation expenses for our general and administrative personnel from US$7.9 million in 2011 to US$20.5 million in 2012, primarily attributable to the grant of restricted ADSs to newly hired senior executives in 2012, higher staff cost from US$2.0 million in 2011 to US$6.8 million in 2012, resulting mostly from salary increase and the hiring of additional senior executives, and higher legal and professional fees from US$1.4 million in 2011 to US$3.6 million in 2012, resulting mostly from the legal and professional fees associated with our attempted secondary offering in May 2012 and our acquisition of NationSky and FL Mobile in May and November 2012, respectively. The general and administrative expenses related to our enterprise business were US$0.8 million in 2012 and we did not have enterprise business in 2011.

Research and Development Expenses. Our research and development expenses increased by 88.1% from US$5.1 million in 2011 to US$9.6 million in 2012. This increase was primarily due to the hiring of more research and development personnel which led to an increase in staff cost from US$3.5 million in 2011 to US$6.4 million in 2012 and an increase in share-based compensation for our research and development personnel which contributed to an increase in compensation cost from US$0.7 million in 2011 to US$1.5 million in 2012. The research and development expenses related to our enterprise business were US$0.6 million in 2012 and we did not have enterprise business in 2011.

Income from Operations. As a result of the foregoing, our income from operations decreased by 59.0% from US$5.5 million in 2011 to US$2.3 million in 2012. The decrease was mainly due to the significant increase in share-based compensation which was US$24.5 million in 2012, compared to US$10.7 million in 2011.

Income Tax Expense. Our income tax expense was US$0.1 million in 2011 and US$0.4 million in 2012. The income tax expenses accrued for the 2012 was mainly attributable to our subsidiaries in China.

Net Income attributable to NQ Mobile Inc. As a result of the foregoing, our net income decreased from US$10.3 million in 2011 to US$9.4 million in 2012. The decrease was mainly due to the significant increase in share-based compensation, which was US$24.5 million in 2012, compared to US$10.7 million in 2011.

Discussion of Segment Operations

In our management’s view, we operate through two operating segments: consumer and enterprise. Both are reportable segments.

Net revenues from our consumer segment accounted for 73.1% of our total net revenues in the year ended December 31, 2013. Net revenues from our enterprise segment accounted for 26.9% of our total net revenues in the year ended December 31, 2013. We recognize revenues from consumer mobile security services as we deliver the services and revenues from consumer mobile games when the game players consume the virtual items. We recognize revenues from enterprise mobility products when users acknowledge the receipt of the hardware and software delivered and title and risk of loss have been transferred to the users.

Cost of revenues for our consumer segment primarily consists of user acquisition costs, payments to mobile payment service providers, revenues shared with third-party content providers and related staff cost. Cost of revenues for our enterprise segment primarily consists of hardware procurement cost for our enterprise mobility business and related staff cost.

Operating expenses for our consumer segment primarily consist of expenses for selling and marketing activities for our mobile value added services and advertising services, general and administrative expenses for the compensation and benefits of administrative staff of consumer segment and professional and consulting fees, and expenses for research and development of related technologies. Operating expenses for our enterprise segment primarily consist of expenses for selling and marketing activities for our mobile enterprise services, general and administrative expenses for compensation and benefits of administrative staff of enterprise segment, communication expense and depreciation and amortization of property and equipment used in the general and administrative activities of our enterprise segment, and expenses for research and development of related technologies.

The following tables list our net income by reportable segments for the years ended December 31, 2013, 2012 and 2011.

	For the Year Ended December 31, 2013
	Consumer	Enterprise	Consolidated
	(in thousands of US$)

Net Revenues
Service revenues
Mobile value added services	103,519	—	103,519
Advertising services	36,623	—	36,623
Enterprise mobility	—	14,174	14,174
Other services	3,559	—	3,559
Product revenues
Enterprise mobility	—	38,827	38,827
Total Net Revenues	143,701	53,001	196,702

Cost of revenues	(41,430)	(39,498)	(80,928)

Gross profit	102,271	13,503	115,774

Operating expenses
Sales and marketing expenses	(23,143)	(2,667)	(25,810)
General and administrative expenses	(74,966)	(2,060)	(77,026)
Research and development expenses	(15,063)	(2,374)	(17,437)

Total operating expenses	(113,172)	(7,101)	(120,273)

(Loss)/Income from operations	(10,901)	6,402	(4,499)

Interest income	393	18	411
Realized gain on available-for-sale investments	5	—	5
Foreign currency exchange gain	1,784	—	1,784
Other income/(expense), net	2,073	10	2,083

(Loss)/Income before income taxes	(6,646)	6,430	(216)

Income tax expense	(555)	(562)	(1,117)

Net (loss)/income	(7,201)	5,868	(1,333)

	For the Year Ended December 31, 2012
	Consumer	Enterprise	Consolidated
	(in thousands of US$)

Net Revenues
Service revenues
Mobile value added services	68,335	—	68,335
Advertising services	8,889	—	8,889
Enterprise mobility	—	3,249	3,249
Other services	1,992	—	1,992
Product revenues
Enterprise mobility	—	9,303	9,303

Total Net Revenues	79,216	12,552	91,768

Cost of revenues	(16,352)	(9,387)	(25,739)

Gross profit	62,864	3,165	66,029

Operating expenses
Sales and marketing expenses	(16,917)	(479)	(17,396)
General and administrative expenses	(35,977)	(799)	(36,776)
Research and development expenses	(8,995)	(590)	(9,585)

Total operating expenses	(61,889)	(1,868)	(63,757)

Income from operations	975	1,297	2,272

Interest income/(expense)	3,207	(14)	3,193
Foreign currency exchange gain	67	—	67
Gain on change of interest in an associate	943	—	943
Other income/(expense), net	3,374	(10)	3,364
Income before income taxes	8,566	1,273	9,839

Income tax expense	(331)	(89)	(420)

Share of profit from an associate	543	—	543

Net income	8,778	1,184	9,962

	For the Year Ended December 31, 2011
	Consumer	Enterprise	Consolidated
	(in thousands of US$)

Net Revenues
Mobile value added services	36,202	—	36,202
Advertising services	4,306	—	4,306
Other services	163	—	163

Total Net Revenues	40,671	—	40,671

Cost of revenues	(8,057)	—	(8,057)

Gross profit	32,614	—	32,614

Operating expenses
Sales and marketing expenses	(7,955)	—	(7,955)
General and administrative expenses	(14,024)	—	(14,024)
Research and development expenses	(5,095)	—	(5,095)

Total operating expenses	(27,074)	—	(27,074)

Income from operations	5,540	—	5,540

Interest income	1,342	—	1,342
Realized gain on available-for-sale investments	29	—	29
Foreign currency exchange gain	3,011	—	3,011
Other income/(expense), net	306	—	306
(Loss)/Income before income taxes	10,228	—	10,228

Income tax expense	(97)	—	(97)

Share of (loss)/profit from an associate	119	—	119

Net income	10,250	—	10,250

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

In March of 2013, the FASB issued guidance on “Foreign Currency Matters, Parent’s accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The main provisions of these amendments are to require the parent to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income, when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. For an equity method investment that is a foreign entity, a pro rata portion of the cumulative translation adjustment should be released to net income upon a partial sale of such an equity method investment. Additionally, the amendments are also applied to business combination that result in an acquirer obtaining of control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step-acquisition). The amendments are effective prospectively for fiscal year (and interim reporting periods within those years) beginning after December 15, 2013. We are currently evaluating the impact on our consolidated financial statement of adopting this guidance.

In June 2013, the FASB issued guidance on “Financial Services-Investment Companies, Amendments to Scope, Measurement, and Disclosure Requirements.” The amendments change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company, and provide comprehensive guidance for assessing whether an entity is an investment company. In addition, the amendments require an investment company to measure the non-controlling ownership interests in other investment companies at fair value rather than using the equity method of accounting. Moreover, the amendments require the additional disclosure about (a) the fact that the entity is an investment company and is applying the guidance in Topic 946, (b) information about changes, if any, in an entity’s status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. This amendment is effective for an entity’s interim and annual reporting periods in fiscal years that begin after December 15, 2013. We re-evaluated the characteristics of Beijing NQ Guotai Investment Management Limited Partnership, or NQ Guotai, our equity investment company, in accordance with the updated guidance. Based on the assessment, NQ Guotai is still within the scope of investment companies and shall be accounted for using fair value approach.

In July of 2013, the FASB issued guidance on “Income Taxes – Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle an additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In May of 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and IFRS. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the five steps: 1) identify the contract(s) with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; 5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. This amendments shall be applied retrospectively either to each prior reporting periods or with the cumulative effect of initially applying this amendments recognized at the date of initial application. There is no impact on the consolidated financial statements for current reporting periods since early adoption is not permitted. The Group is in process of evaluating the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the new revenue recognition guidance in the year of 2016.

In June of 2014, the FASB issued guidance on “Stock Compensation –Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The amendments clarify that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. No matter when the performance target becomes probable of being achieved, the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group had evaluated that there is no impact on the consolidated financial statements of adopting this guidance.

As of October 15, 2014, the Financial Accounting Standards Board (“FASB”) has issued ASU No. 2013-01 through ASU 2014-15, which are not expected to have a material impact on the consolidated financial statements upon adoption.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through private placements of preferred shares to investors, the proceeds of our initial public offering in May 2011, the proceeds of our convertible senior notes offering in October 2013 and cash generated from operations. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months.

In October 2013, we issued an aggregate of US$172.5 million 4.00% convertible senior notes due in 2018. The net proceeds from the sale of the notes were US$166.4 million and will be used for general corporate purposes. As of December 31, 2013, the total carrying value of these notes were US$172.5 million. We are not subject to any financial covenants or other significant restrictions under the notes. No interest payments were due in December 31, 2013 related to these notes.

As of December 31, 2013, we had US$179.7 million in cash and cash equivalents, and US$103.3 million in term deposits. Cash and cash equivalents represent cash on hand, demand deposits and other short-term highly liquid investments placed with banks that have original maturities of three months or less and are readily convertible to known amounts of cash. Term deposits are bank deposits with maturity terms of four to twelve months, which expect no risk of principal loss.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of dollars)
Net cash provided by operating activities	11,840	19,513	24,274
Net cash used in investing activities	(47,091)	(68,569)	(41,450)
Net cash provided by/(used in) financing activities	82,711	(1,203)	176,751
Effect of exchange rate changes on cash and cash equivalents	4,084	(389)	1,281

Net increase/(decrease) in cash and cash equivalents	51,544	(50,648)	160,856
Cash and cash equivalents at the beginning of the year	17,966	69,510	18,862

Cash and cash equivalents at the end of the year	69,510	18,862	179,718

Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiary and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and offset future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiary and consolidated affiliated entities are restricted in their abilities to transfer net assets to us in the form of dividends, loans or advances. Total restricted net assets of our PRC subsidiary and consolidated affiliated entities were US$30.5 million, US$66.5 million and US$79.0 million as of December 31, 2011, 2012 and 2013, respectively. Furthermore, cash transfers from our PRC subsidiary to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We may rely principally on dividends and other distributions on equity paid by our PRC and HK subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and HK subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

According to the exclusive technical consulting services agreement between Beijing Technology and NQ Beijing, Beijing Technology pays to NQ Beijing quarterly service fees, the amount of which is determined unilaterally by NQ Beijing. The cash held by Beijing Technology and its subsidiaries can be transferred to NQ Beijing through this method.

Cash held by NQ Beijing, our wholly owned PRC subsidiary, within China can be transferred to its shareholders outside of China through dividend payments. Such transfer will incur cost in the form of PRC withholding tax of 10%, as disclosed in this annual report under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law which would have a material adverse effect on our results of operations.”

The following table sets forth a breakdown of our cash and cash equivalents located inside and outside the PRC, respectively, for the periods indicated:

	As of December 31,
	2011	2012	2013
	(in thousands of dollars)
Cash and cash equivalents located outside of the PRC	49,518	2,694	158,980
Cash and cash equivalents located inside the PRC	19,992	16,168	20,738
Beijing Technology and its subsidiaries	15,013	7,549	11,579
Other entities consolidated by us	4,979	8,619	9,159

Cash and cash equivalents	69,510	18,862	179,718

The following table sets forth a breakdown of our term deposits located inside and outside the PRC, respectively, for the periods indicated:

	As of December 31,
	2011	2012	2013
	(in thousands of dollars)
Term deposits located outside of the PRC	—	—	—
Term deposits located inside the PRC	58,563	101,503	103,331
Beijing Technology and its subsidiaries	58,563	101,503	70,528
Other entities consolidated by us	—	—	32,803

Term deposits	58,563	101,503	103,331

As an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding from the proceeds of our overseas fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our PRC consolidated affiliated entities only through loans, subject to the satisfaction of the applicable government registration and approval requirements. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated affiliated entities when needed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiary and consolidated affiliated entities or making additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” Notwithstanding the foregoing, our wholly-owned subsidiaries may use their own retained earnings to provide financial support to our consolidated affiliated entities in the PRC either through extended payment terms on amounts due to NQ Beijing from our consolidated affiliated entities, or via entrusted loans from our subsidiaries to consolidated affiliated entities, or direct loans to the nominee shareholders of consolidated affiliated entities, which would be contributed to the consolidated affiliated entities as capital injection.

Operating Activities

Net cash provided by or used in operating activities consisted primarily of our net income/loss adjusted by non-cash adjustments, such as share-based compensation charges, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities amounted to US$24.3 million in 2013, as compared to net loss of US$1.3 million. Non-cash expenses consisting principally of share-based compensation of US$55.4 million, depreciation and amortization of US$6.0 million and allowance for doubtful accounts of US$2.8 million were partially offset by an increase in accounts receivable of US$26.6 million and an increase in prepaid expenses and other current assets of US$14.6 million. The increase in share-based compensation was primarily due to the increase of acquisition related share-based compensation expenses and share-based compensation for our executives and employees.

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

Investing Activities

Net cash provided by or used in investing activities largely reflected placement and maturities of term deposits, cash paid for equity investment and for business acquisitions, bridge loans paid in connection with completed and ongoing investments, purchase of property and equipment and intangible assets and proceeds from disposals of available-for-sale investments.

Net cash used in investing activities amounted to US$41.5 million in 2013, primarily attributable to cash paid for equity investment of US$28.4million, cash paid for business acquisitions of US$14.9 million, bridge loans made in connection with completed and ongoing investments of US$6.7 million, partially offset by bridge loans collected of 1.2 million, as well as proceeds from disposals of available-for-sale investments of 7.6 million.

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

Net cash used in investing activities amounted to US$47.1 million in 2011, primarily attributable to net placement of term deposits of US$47.1 million and purchase of domain name use right (www.nq.com) along with 10 years search engine optimization services of US$1.6 million, partially offset by proceeds from the repayment of the advance to a mobile payment service provider of US$2.2 million.

Financing Activities

Net cash provided by financing activities amounted to US$176.8 million in 2013, primarily attributable to the net proceeds of US$166.4 million from the issuance of convertible senior note issued in 2013 and the net proceeds of US$11.6 million from issuance of common shares, partially offset by our repurchase of common shares of US$6.7 million as part of our Repurchase Plan. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for the details of the Repurchase Plan.

Net cash used in financing activities amounted to US$1.2 million in 2012, primarily attributable to the US$1.3 million used to repurchase our common stock as part of our Repurchase Plan.

Net cash provided by financing activities amounted to US$82.7 million in 2011, primarily attributable to the proceeds of US$82.9 million from our initial public offering, partially offset by the listing expenses of US$3.9 million.

Capital Expenditures

We made capital expenditures of US$2.3 million, US$2.3 million and US$1.6 million for the years ended December 31, 2011, 2012 and 2013, respectively. Our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development” for a description of the research and development aspect of our business and “Item 4. Information on the Company — B. Business Overview — Intellectual Property” for a description of the protection of our intellectual property.

Research and development expenses consist primarily of salaries and benefits for research and development personnel. We expect our research and development expenses to increase as we intend to hire more research and development personnel to increase performance levels of existing products and services and develop new products and services. We incurred US$5.1 million, US$9.6 million and US$17.4 million in research and development expenses in 2011, 2012 and 2013, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2013 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013 by specified categories:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands of dollars)
Operating Lease Obligations (1)	8,840	2,748	5,782	310	—
Long-term borrowings (2)	207,000	6,900	13,800	186,300	—

(1)	Operating lease obligations are primarily related to the lease of office spaces in mainland China, Taiwan, Japan and the United States. The expiration dates for these leases ranged from 2013 to 2018 and are renewable upon negotiation.
(2)	Long-term borrowing includes principle and interests that are derived from 4% senior convertible debts, presumed no conversion would occur.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2013.

G.	Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Name	Age	Position/Title
Henry Yu Lin, Ph.D	37	Chairman, Co-Chief Executive Officer
Omar Sharif Khan	39	Director, Co-Chief Executive Officer
Vincent Wenyong Shi, Ph.D	36	Director, Chief Operating Officer, Acting Chief Financial Officer
Xu Zhou	45	Director
James Ding	49	Independent Director
Jun Zhang	50	Independent Director
William Tiewei Li	50	Independent Director
Xiuming Tao	50	Independent Director
Max Yao	44	Independent Director
Justin Chen	44	Independent Director
Zemin Xu	50	President
Bingshi Zhang	49	Senior Executive Vice President
Gavin Kim	39	Chief Product Officer
Matthew Mathison	37	Vice President, Capital Markets

Dr. Henry Yu Lin is a founder of our company. Dr. Lin has served as our chairman and chief architect since our inception in October 2005. Dr. Lin was also the chief executive officer from our inception in October 2005 to January 2012 when he became the co-chief executive officer. Dr. Lin is responsible for our overall strategic leadership and product planning. Dr. Lin also serves as a director in a private company in China. From 2004 to 2005, Dr. Lin served as an associate professor at Beijing University of Posts and Telecommunications. Dr. Lin received his dual bachelor’s degrees in telecommunication engineering and mechanical electrical engineering, and a Ph.D degree in communication and information systems from Beijing University of Posts and Telecommunications.

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

Dr. Vincent Wenyong Shi is a founder of our company. Dr. Shi has served as our director since January 2011, our chief operating officer since our inception in October 2005 and our acting chief financial officer since August 2014. He is responsible for the operations of our company, including management of business operations, channel development, online business development and customer support. Dr. Shi also serves as the chairman of the board of directors of Beijing Wangnuo Xingyun Technology Co., Ltd. since February 2013. Dr. Shi received a Ph.D and a master’s degree in geographic information system and a bachelor’s degree in computer science from Peking University.

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

James Ding has served as our director since June 2007. Mr. Ding was appointed as our independent director in April 2012. Mr. Ding is also a general partner and managing director of the GSR Venture, LLP., a venture capital fund focusing on early stage technology companies in China. He also has served as the independent director of Baidu Inc., the leading Chinese language search engine listed on the Nasdaq Global Select Market, since August 2005. In 1993, Mr. Ding co-founded AsiaInfo-Linkage, Inc., which was listed on Nasdaq Global Market. He has served as the chairman of the board of directors of AsiaInfo-Linkage, Inc. since April 2003 and has served as a member of its board since its inception. He was the chief executive officer and president of AsiaInfo-Linkage, Inc. from May 1999 to April 2003. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University. Mr. Ding is also a graduate of the executive program of Haas Business School at University of California, Berkeley.

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

William Tiewei Li has served as our independent director since May 2012. From 1998, Mr. Li has worked for Beijing Zhongchuang Telecom Test Co,. Ltd., or Beijing Zhongchuang, a company listed on Shanghai Stock Exchange as the vice president, general manager, financial director and assistant to the general manager. Prior to joining Beijing Zhongchuang, Mr. Li worked for World Capital Market (US) Investment Co., Ltd., or World Capital Market, from October 1997 to November 1998, during which he set up the Beijing representative office and served as the chief representative. Mr. Li joined World Capital Market from Jardin Fleming Securities Ltd. where he was mainly responsible for business related to B-shares and overseas listings from May 1996 to October 1997. Mr. Li holds a bachelor’s degree in engineering from Changchun University of Technology in China, a master’s degree in economics from Renmin University, and an MBA degree from the University of Edinburgh.

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

Max Yao has served as our independent director since July 2014. Mr. Yao is the founder of HaiBang Venture, a leading venture capital firm in Zhejiang province, China that has invested in and nurtured several Chinese technology companies. He is also one of the founders and the chief executive officer of Focused Photonics Inc., a publicly traded leading high-end analytical and measurement instrument company in the industrial and environmental market in China, with a current market capitalization of over US$1 billion. Mr. Yao holds a bachelor of science degree from Peking University, a master of science from UC Berkeley and a master’s in management from Stanford Business School.

Justin Chen has served as our independent director since July 2014. Mr. Chen is a counsel at PacGate Law Group. He is a California-licensed attorney and holds a juris doctor degree from the University of Iowa College of Law as well as a bachelor’s degree from Peking University.

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

Bingshi Zhang has served as our executive vice president of finance since July 2010. From 2006 to 2009, Ms. Zhang worked at Net Movie Limited Company in various capacities, including as financial controller and vice president of finance. Before 2006, Ms. Zhang was a core member of the management team of China Finance Online Co. Ltd., a company listed on the Nasdaq Global Market, for five years, and she had extensive work experience related to Section 404 of the Sarbanes-Oxley Act of 2002. Ms. Zhang graduated from Renmin University with a bachelor’s degree in accounting.

Gavin Kim has served as our chief product officer since May 2012. Mr. Kim also serves as a director in a private company in Texas. He held senior leadership positions with Microsoft as general manager for windows phone from September 2011 to May 2012 and with Samsung Mobile as vice president of value-added services and enterprise business from July 2008 to September 2011. He led product marketing, strategy and planning, and drove efforts to accelerate developer ecosystems and strategic business partnerships at both companies. Before that, he was a technology and software investor at Advanced Technology Ventures, an early-stage venture fund, from December 2006 to June 2008, and was with Motorola Mobile Devices as director of product operations from October 2003 to December 2006. From June 1999 to October 2003, Mr. Kim was director of business development and sales at PacketVideo Corporation and was a consultant at Deloitte Consulting from June 1997 to June 1999. Mr. Kim holds an MBA degree from Kellogg School of Management at Northwestern University and a bachelor’s degree in engineering from Cornell University.

Matthew Mathison has served as our vice president of capital markets since July 2013. Before joining our company, Mr. Mathison served as president of WP Asset Management, a registered investment advisor in the U.S. and acted as general partner of Proconex Partners LLC from January 2012 through June 2013. Before that, he was a president of Wedge Partners Corporation from 2004 to 2011, responsible for leading the sales efforts of the company’s technology-focused research and trading business and worked as an institutional sales representative at Goldman Sachs from 2000 to 2004. Mr. Mathison received a bachelor’s degree in finance from Brigham Young University’s Marriott School of Management.

Employment Agreements

We have entered into employment agreements with each of our executive officers. In general, we may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause at any time. An executive officer may terminate his or her employment with us by 90-day prior written notice for certain reasons.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, we paid an aggregate of approximately US$2.1 million in cash to our executive officers and directors. We also paid an aggregate of approximately US$0.1 million in cash compensation and granted 200,000 restricted shares to our non-executive directors in 2013. For the fiscal year ended December 31, 2013, our PRC subsidiary made contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by law. We did not set aside or accrue any pension or other retirement benefits for our named executive officers and directors for the fiscal year ended December 31, 2013.

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

The 2011 Share Plan

Under the 2011 Share Plan, as amended, the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the plan shall be 13,000,000 plus an annual increase on the first day of each fiscal year, beginning in 2012, equal to the total number of shares underlying the options or other awards granted in the preceding year that remain outstanding, or such lesser amount of Class A common shares as determined by the board. Thus, unless our board of directors determines to add a lesser amount of shares to the number of shares reserved under the 2011 Share Plan on or before the first day of each fiscal year, the maximum number of shares that can be issued in that year pursuant to all awards granted under the 2011 Share Plan is 13,000,000. As of October 15, 2014, 909,885 restricted shares and options to purchase 15,039,570 Class A common shares have been granted and were outstanding under the 2011 Share Plan. In addition, as of October 15, 2014, 1,325,075 restricted ADSs were also granted and outstanding under the 2011 Share Incentive Plan; subject to the fulfillment of certain performance goals, up to 392,948 restricted ADSs shall become vested and non-forfeitable under the relevant award agreements.

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

The 2007 Global Share Plan

On June 7, 2007, we adopted our 2007 Global Share Plan to motivate, retain and attract talent and promote the success of our business. We amended the 2007 Global Share Plan on December 15, 2007, April 26, 2010, December 15, 2010 and February 28, 2011. Our board of directors authorized the issuance and reservation of up to 44,415,442 common shares under the Plan. As of October 15, 2014, options to purchase 12,055,105 common shares have been granted and were outstanding under the 2007 Global Share Plan.

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

The following table summarizes the outstanding options and restricted shares that our directors, executive officers and other individuals as a group beneficially owned as of October 15, 2014.

Name	Class A Common Shares Underlying Outstanding Options/Restricted Shares		Class B Common Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Henry Yu Lin	—			*	1.52	February 28, 2011		(2)
Omar Sharif Khan(3)	5,312,505		—		N/A	January 8, 2012	N/A
	5,820,315		—		N/A	May 9, 2012	N/A
Vincent Wenyong Shi	—		6,000,000		1.52	February 28, 2011		(2)
Xu Zhou	—		—		0.07	November 8, 2007		(2)
James Ding	—		—		N/A	January 2, 2013	N/A
Jun Zhang	—		—		N/A	January 2, 2013	N/A
	—		—		N/A	July 1, 2013	N/A
		*	—		N/A	July 8, 2014	N/A
William Tiewei Li		*	—		N/A	July 10, 2012	N/A
	—		—		N/A	January 2, 2013	N/A
		*	—		N/A	July 8, 2014	N/A
Xiuming Tao		*	—		N/A	July 10, 2012	N/A
	—		—		N/A	January 2, 2013	N/A
		*	—		N/A	July 8, 2014	N/A
Zemin Xu	—			*	0.40	December 15, 2010		(2)
		*	—		N/A	July 8, 2014	N/A
Bingshi Zhang	—		—		0.40	August 8, 2010		(2)
Gavin Kim		*	—		1.53	July 10, 2012		(2)
		*	—		N/A	July 10, 2012	N/A
		*	—		N/A	July 27, 2012	N/A
Matthew Mathison		*	—		1.67	July 1, 2013		(2)
		*	—		N/A	May 30, 2014	N/A
Other individuals as a group	18,923,745		3,055,110		0.07 – 2.60 (1)	August 8, 2007 – July 8, 2014 (1)		(2)

*	The aggregate number of common shares underlying the outstanding options held by the option grantee or restricted shares is less than 1% of our total outstanding shares.
(1)	We granted stock options to other individuals under the 2007 Global Share Plan and the 2011 Share Plan on the following dates and at the following exercise prices: (i) on August 8, 2007, 4,260,000 options, on November 8, 2007, 1,420,000 options and on December 15, 2010, 5,500,000 options, each with an exercise price of $0.07 per share, (ii) on February 8, 2008, 3,779,500 options, on August 8, 2008, 3,323,500 options, on April 8, 2009, 4,649,500 options and on December 8, 2009, 1,059,000 options, each with an exercise price of $0.25 per share, (iii) on August 8, 2010, 3,623,500 options, on November 8, 2010, 235,500 options and on December 15, 2010, 2,604,117 options, each with an exercise price of $0.40 per share, (iv) on March 15, 2011, 1,020,942 options with an exercise price of $1.52 per share, (v) on June 13, 2011, 3,925,000 options with an exercise price of $0.80 per share, (vii) on November 2, 2011, 1,000,000 options with an exercise price of $0.91 per share, (vi) on December 22, 2011, 4,029,500 options with an exercise price of $0.95 per share, (vii) on July 10, 2012, 3,932,950 options with an exercise price of US$1.35 per share, (viii) on January 2, 2013, 6,037,000 options with an exercise price of US$1.18 per share, (ix) on July 1, 2013, 1,065,000 options with an exercise price of US$1.67 per share, and (x) on August 1, 2014, 62,500 options with an exercise price of US$1.31 per share. Among the total number of options granted to other individuals, 26,847,880 had been exercised, 5,614,835 had become expired or forfeited, and 250,000 had been cancelled, leaving a total number of 16,842,175 options outstanding.

We granted restricted shares to other individuals under the 2007 Global Share Plan and the 2011 Share Plan on the following dates: (i) on May 5, 2011, 1,075,000 restricted shares, (ii) on July 10, 2012, 1,265,475 restricted shares, (iii) on July 27, 2012, 831,250 restricted shares, (iv) on January 2, 2013, 2,925,000 restricted shares, (v) on February 19, 2013, 189,105 restricted shares, (vi) on July 1, 2013, 1,710,000 restricted shares, (vii) on May 15, 2014, 250,000 restricted shares, (viii) on June 27, 2014, 1,500,000 restricted shares, and (ix) on July 8, 2014, 1,000,000 restricted shares. Among the total number of restricted shares granted to other individuals, 7,680,660 had been vested and 361,720 had become expired or forfeited, leaving a total number of 5,136,680 restricted shares outstanding.

(2)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.
(3)	On January 8, 2012, we granted 10,000,000 restricted shares to our director and co-chief executive officer, Mr. Omar Sharif Khan, pursuant to the employment agreement we entered into with Mr. Khan in December 2011. Of the 10,000,000 restricted shares, 6,000,000 restricted shares will vest over four years provided that Mr. Khan continues his employment with our company. Twenty five percent of the 6,000,000 restricted shares will vest on the first-year anniversary of the employment commencement date and 1/48 of 6,000,000 restricted shares will vest each month over a three-year period thereafter. The remaining 4,000,000 restricted shares are subject to the achievement of either specific performance conditions or certain market value for NQ Mobile Inc. for each of the next four years. In May 2012, we amended the employment agreement with Mr. Khan to grant him an additional 9,000,000 restricted shares in exchange for his agreement to give up 15% equity interest in one of our subsidiaries that we previously agreed to grant to him under his employment agreement. 3,500,000 restricted shares will start vesting from the first anniversary of Mr. Khan’s employment commencement date, with a portion vesting every month for the 36 months thereafter. The remaining 5,500,000 restricted shares will vest upon achievement of certain performance milestones from 2012 through 2015. The employment agreement with Mr. Khan was amended in January 2013 and March 2013 such that any restricted shares that would have vested on January 8, 2013, January 31, 2013, February 28, 2013 or March 31, 2013 instead vested in April 2013. The employment agreement was further amended in April 2013 to remove the market value conditions and revise performance condition for the restricted shares that vest from 2013 through 2015.

C.	Board Practices

Our board of directors currently consists of ten directors, including six independent directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Max Yao, Mr. Jun Zhang, Mr. William Tiewei Li and Mr. Justin Chen. Mr. Yao is the chairman of our audit committee. Each of Mr. Yao, Mr. Zhang, Mr. Li and Mr. Chen satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for the following, among others:

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

Compensation Committee. Our compensation committee consists of Mr. Jun Zhang, Mr. Justin Chen and Mr. Xiuming Tao. Mr. Zhang is the chairman of our compensation committee. Each of Mr. Zhang, Mr. Chen and Mr. Tao satisfies the “independence” requirements of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, the following, among others:

•	reviewing and approving the total compensation package for our chief executive officers;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. James Ding, Mr. Jun Zhang and Mr. Justin Chen, and is chaired by Mr. Ding. Each of Mr. Ding, Mr. Zhang and Mr. Chen satisfies the “independence” requirements of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for the following actions, among others:

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

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

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

We had 387, 626 and 1,233 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees by function as of December 31, 2013:

Operating Division	Number of Employees	Percentage of Total
General and administration	199	16.2%
Research and development	571	46.3%
Operations	232	18.8%
Business development	231	18.7%

Total	1,233	100.0%

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

Class A Common Shares

As of October 15, 2014, we had 393,446,333 Class A common shares outstanding (excluding 6,877,600 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of options or the vesting of restricted shares and that we repurchased from open market but not cancelled). In addition, as of October 15, 2014, we have granted, and have outstanding, options to purchase 15,039,570 Class A common shares and 12,055,105 Class B common shares, 909,885 restricted shares and 1,325,075 restricted ADSs to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see “Item 6.B. Compensation of Directors and Executive Officers.”

Class B Common Shares

As of October 15, 2014, we had 50,352,971 Class B common shares outstanding.

The following table sets forth information with respect to the beneficial ownership of our common shares as of October 15, 2014, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after October 15, 2014, the most recent practicable date, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 443,799,304 common shares outstanding as of October 15, 2014.

	Class A Common Shares Beneficially Owned				Class B Common Shares Beneficially Owned				Total Common Shares Beneficially Owned				Total Voting Power
	Number		% (1)		Number		% (2)		Number (3)		% (4)		% (5)
Directors and Executive Officers:**
Henry Yu Lin (6)	2,753,750		0.7		52,227,941		100.0		54,981,691		12.3		57.3
Omar Sharif Khan (7)	7,866,495		2.0		—		—		7,866,495		1.8		0.9
Vincent Wenyong Shi (8)	1,553,750		0.4		54,102,941		100.0		55,656,691		12.4		58.1
Xu Zhou (9)	438,220		0.1		50,352,941		100.0		50,791,161		11.4		56.2
James Ding (10)	17,856,540		4.5		7		0.0		17,856,547		4.0		2.0
Jun Zhang (11)		*		*	—		—			*		*		*
William Tiewei Li (12)		*		*	—		—			*		*		*
Xiuming Tao (13)		*		*	—		—			*		*		*
Max Yao	—		—		—		—		—		—		—
Justin Chen	—		—		—		—		—		—		—
Zemin Xu (14)	—		—			*		*		*		*		*
Bingshi Zhang (15)		*		*	—		—			*		*		*
Gavin Kim (16)		*		*	—		—			*		*		*
Matthew Mathison(17)		*		*	—		—			*		*		*
All Directors and Executive Officers as a group	33,691,132		8.5		56,957,115		100.0		90,648,245		20.0		62.5
Principal Shareholders:
RPL Holdings Limited (18)	—		—		50,352,941		100.0		50,352,941		11.3		56.1
GSR Ventures Funds (19)	17,252,090		4.4		7		0.0		17,252,097		3.9		1.9
CRCM Institutional Master Fund (BVI), Ltd. (20)	46,090,250		11.7		—		—		46,090,250		10.4		5.1

*	Less than 1% of our total outstanding shares.
**	Except for Messrs. Omar Sharif Khan, James Ding, Jun Zhang, William Tiewei Li, Xiuming Tao, Max Yao, Justin Chen, Gavin Kim and Matthew Mathison, the business address of our directors and executive officers is c/o No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China. The business address of Mr. Omar Sharif Khan, Mr. Gavin Kim and Mr. Matthew Mathison is 4514 Travis St, Dallas, Texas, 75205, United States of America. The business address of Mr. James Ding is Scotia Center, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands. The business address of Mr. Jun Zhang is 1F, Jade Bird Building, 207 Chengfu Road, Haidian District, Beijing 100871, The People’s Republic of China. The business address of Mr. William Tiewei Li is C12/F, Beijing International Building, No.18 Zhongguancun Nan Dajie, Haidian District, Beijing 100081, The People’s Republic of China. The business address of Mr. Xiuming Tao is JunZeJun Law Offices, 6th Floor, South Tower, Financial Street Center, 9 Financial Street, Xicheng, Beijing 100033, The People’s Republic of China. The business address of Mr. Max Yao is No. 760 Binan Road, Bingjiang District, Hangzhou, Zhejiang 310052, The People’s Republic of China. The business address of Mr. Justin Chen is A-4201, Fortune Plaza, 7 East 3rd Ring Rd. Chaoyang District, Beijing 100020, The People’s Republic of China.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group by the sum of the number of Class A common shares outstanding and the number of Class A common shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after October 15, 2014. The calculation in the table below is based on 393,446,333 Class A common shares outstanding as of October 15, 2014, which excludes 6,877,600 Class A common shares represented by ADSs that are reserved for future issuance upon the exercise of options or vesting of restricted shares or restricted share units and that are repurchased by the Company from open market but not cancelled, and the number of Class A common shares underlying the options held by such person or group that are exercisable, or restricted shares or restricted share units that will become vested, within 60 days after October 15, 2014.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by the sum of the number of Class B common shares outstanding and the number of Class B common shares such person or group has the right to acquire upon exercise of options within 60 days after October 15, 2014. The calculation in the table below is based on 50,352,971 Class B common shares outstanding as of October 15, 2014 and the number of Class B common shares underlying the options held by such person or group that are exercisable within 60 days of October 15, 2014.
(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after October 15, 2014.

(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group, and the common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after October 15, 2014, with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.
(6)	Represents (i) 2,753,750 Class A common shares in the form of ADSs held by Dr. Henry Yu Lin, (ii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Dr. Lin is a beneficiary, and (iii) 1,875,000 Class B common shares issuable upon exercise of the options held by Dr. Lin. 550,750 Class A common shares in the form of ADSs held by Dr. Lin were pledged to a third party financial institution to secure a loan. Dr. Lin will have no further rights, claims or interests in the pledged Class A common shares upon his default under the loan agreement.
(7)	Represents (i) 6,481,090 Class A common shares in the form of ADSs, and (ii) 1,385,405 restricted Class A common shares in the form of ADSs held by Mr. Omar Sharif Khan.
(8)	Represents (i) 1,553,750 Class A common shares in form of ADSs held by Dr. Vincent Wenyong Shi, (ii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Dr. Shi is a beneficiary, and (iii) 3,750,000 Class B common shares issuable upon exercise of the options held by Dr. Shi. 310,750 Class A common shares in the form of ADSs held by Dr. Shi were pledged to a third party financial institution to secure a loan. Dr. Shi will have no further rights, claims or interests in the pledged Class A common shares upon his default under the loan agreement.
(9)	Represents (i) 438,220 Class A common shares in the form of ADSs held by Mr. Xu Zhou, and (ii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Mr. Zhou is a beneficiary.
(10)	Represents (i) 604,450 Class A common shares in the form of ADSs held by Mr. James Ding, (ii) 17,252,090 Class A common shares in the form of ADSs held by GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd, and (iii) 7 Class B common shares held by GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd., which we collectively refer to as GSR Ventures Funds. The general partner of GSR Ventures Funds is GSR Partners II, L.P., whose general partner is GSR Partners II, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Richard Lim, Sonny Wu, James Ding, Alexander Pan, Kevin Fong and Ryann Yap.
(11)	Represents the restricted shares held by Mr. Jun Zhang.
(12)	Represents the restricted shares held by Mr. William Tiewei Li.
(13)	Represents the restricted shares held by Mr. Xiuming Tao.
(14)	Represents the Class B common shares issuable upon exercise of the options held by Mr. Zemin Xu.
(15)	Represents the Class A common shares in the form of ADSs held by Ms. Bingshi Zhang.
(16)	Represents the Class A common shares in the form of ADSs, the restricted shares and the Class A common shares issuable upon exercise of the options held by Mr. Gavin Kim.
(17)	Represents the Class A common shares in the form of ADSs and the Class A common shares issuable upon exercise of the options held by Mr. Matthew Mathison.
(18)	Represents 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Messrs. Henry Yu Lin, Xu Zhou and Vincent Wenyong Shi are beneficiaries. The business address of RPL Holdings Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.
(19)	Represents (i) 17,252,090 Class A common shares held by GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd., and (ii) 7 Class B common shares held by GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd., which we collectively refer to as GSR Ventures Funds. The general partner of GSR Ventures Funds is GSR Partners II, L.P., whose general partner is GSR Partners II, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Richard Lim, Sonny Wu, James Ding, Alexander Pan, Kevin Fong and Ryann Yap. The business address of GSR Ventures Funds is Scotia Centre, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.
(20)	Represents 46,090,250 Class A common shares in the form of ADSs beneficially held by CRCM Institutional Master Fund (BVI), Ltd. Such shareholding information is based on the information contained in the Schedule 13G filed by CRCM Institutional Master Fund (BVI), Ltd. with the SEC on August 8, 2014. Please see such Schedule 13G for information relating to CRCM Institutional Master Fund (BVI), Ltd. The business address of CRCM Institutional Master Fund (BVI), Ltd. is c/o Intertrust (BVI) Limited, PO Box 4041, Road Town, Tortola, British Virgin Islands VG1110.

As of October 15, 2014, 443,799,304 of our common shares were issued and outstanding, including 393,446,333 Class A common shares and 50,352,971 Class B common shares (excluding 6,877,600 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of options or the vesting of restricted shares and that we repurchased from open market but not cancelled). Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of October 15, 2014, 396,434,315 Class A common shares and 7 Class B common shares representing approximately 9.3% of our total outstanding shares were held by three record holders in the United States, which includes 396,434,315 Class A common shares held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

Contractual Arrangements

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with PRC laws, we provide our products and services through our contractual arrangements with our consolidated affiliated entities and their respective shareholders.

The following is a summary of the material contracts among our subsidiaries, NQ Beijing, FL Beijing and Wanpu Beijing, and our significant consolidated affiliated entities, Beijing Technology, FL Mobile and Wanpu Century, and the respective shareholders of Beijing Technology, FL Mobile and Wanpu Century.

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

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement dated as of August 6, 2007 and amended and restated as of June 6, 2012, among NQ Beijing and the shareholders of Beijing Technology, as amended, the shareholders of Beijing Technology pledge all of their respective equity interests in Beijing Technology to NQ Beijing, to guarantee Beijing Technology and its shareholders’ performance of their obligations under the exclusive technical consulting services agreement, equity disposition agreement and business operations agreement. If Beijing Technology and/or any of its shareholders breach their contractual obligations under these agreements, NQ Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without NQ Beijing’s prior written consent, shareholders of Beijing Technology shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice NQ Beijing’s interests. During the term of this agreement, Beijing Technology shall not distribute any dividends or profits; otherwise NQ Beijing is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire when, upon NQ Beijing’s written confirmation, Beijing Technology and its shareholders have fully performed their obligations under the exclusive technical consulting services agreement, equity disposition agreement and business operations agreement. We have registered the pledge of Beijing Technology’s equity interests with the Beijing Administration for Industry and Commerce, and thus are entitled to enforce the pledge against any third parties who may acquire the equity interests in Beijing Technology in good faith. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control and may negatively affect our ability to conduct our business.”

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

The contractual agreements between FL Mobile, FL Beijing and the shareholders of FL Mobile are substantially the same as the contractual agreements among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology.

The contractual agreements between Wanpu Beijing, Wanpu Century and the shareholders of Wanpu Century are substantially the same as the contractual agreements among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology, except that instead of an exclusive technical consulting services agreement, they entered into a exclusive business cooperation agreement. Below is a summary of the exclusive business cooperation agreement between Wanpu Beijing and Wanpu Century:

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement dated as of July 1, 2011 between Wanpu Beijing and Wanpu Century, Wanpu Beijing has an exclusive right to provide overall business support, technical services and consulting services to Wanpu Century. Without Wanpu Beijing’s prior written consent, Wanpu Century shall not accept service or support from, or cooperate with, any third party. Wanpu Beijing may designate a person to provide service or support to Wanpu Century under this agreement. In addition, Wanpu Beijing exclusively owns all intellectual property rights resulting from the performance of this agreement. Wanpu Century agrees to pay a service fee to Wanpu Beijing based on the percentage of revenue of Wanpu Century as set forth in this agreement. The term of this agreement is ten years from the date of this agreement. Wanpu Beijing can unilaterally renew this agreement by its written confirmation, and Wanpu Century must agree to such renewal. Wanpu Beijing may terminate this agreement at any time by providing 30-day’s advance written notice to Wanpu Century. Wanpu Century may not terminate this agreement unless such termination arises from Wanpu Beijing’s gross negligence or deceit.

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

Loan Agreements with Related Parties

During 2010, we entered into housing loan contracts with 10 employees, under which we provided interest-free housing loans to the employees in the amount of $180,000 each. The employees were each required to repay a certain percentage of the loans immediately upon signing the relevant loan agreements and repay a fixed amount per month for the next five years. During 2011, we entered into an interest-free housing loan agreement with an employee amounting to US$78,681 with a fixed amount of repayment each month for the next 15 years. During 2012, we entered into housing loan agreements with 4 employees amounting to RMB1,900,000 with a fixed amount of repayment each month for the next 10 or 15 years. During 2013, we entered into interest-free housing loan agreement with 4 employees amounting to RMB1,100,000 with a fixed amount of repayment each month for the next 10 or 15 years. The loans were guaranteed by RPL Holdings Limited. As of December 31, 2013, we had outstanding housing loans of US$0.6 million.

As of December 31, 2013, we had interest-free loans of US$3.9 million to Hesine Technologies International Worldwide Inc., in which we hold minority equity interest, for its business operation.

As of December 31, 2013, we had a bridge loan of US$2.3 million to Huayong, in which we hold minority equity interest, for its business operation.

As of December 31, 2013, we had interest-free loans of US$1.0 million to Shenzhen Xinbo Co., Ltd., a company over which one of our senior management has significant influence, for its business operation.

Transactions with Wangnuo Xingyun

For the fiscal year ended December 31, 2013, we earned commissions of US$56,339 from the purchase of mobile hardware for Beijing Wangnuo Xingyun Technology Co., Ltd, or Wangnuo Xingyun, over which a member of our senior management has significant influence. All receivables from Wangnuo Xingyun have been paid off as of December 31, 2013.

Transactions with Companies in which We have Equity Investment

As of December 31, 2013, we made prepayment of US$1.5 million to Beijing Century Hetu Software Technology Co., Ltd., a company in which we hold minority equity interest, as revenue-based royalty fees from the exclusive operation of its developed games. We recognized a total revenue-based royalty cost of US$0.2 million for the year ended December 31, 2013.

As of December 31, 2013, we had accounts payable of US$54,485 to Showself, a company in which we hold minority equity interest, for revenue sharing from the joint operations of its developed game. In the year of 2013, we also promoted mobile applications developed by Showself through Wanpu Century and recognized advertising revenue of US$22,832.

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

See footnote 24 to our financial statements for further information about our related party transactions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business.

Litigation

On October 25, 2013, a putative shareholder class action lawsuit against our company, Kostuk v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 12712 (D. Mass.), was filed in the United States District Court for the District of Massachusetts. Shortly thereafter, six more putative shareholder class action suits against our company and certain current and former directors and officers of our company were filed in the United States District Court for the Southern District of New York: Ho v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7608 (S.D.N.Y.) (filed on October 28, 2013); Ghauri v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7637 (S.D.N.Y.) (filed on October 29, 2013); Pang v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7685 (S.D.N.Y.) (filed on October 30, 2013); Hiller v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7713 (S.D.N.Y.) (filed on October 30, 2013); Gangaramani v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7858 (S.D.N.Y.) (filed on November 5, 2013); Martin v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 8125 (S.D.N.Y.) (filed on November 14, 2013). On December 2, 2013, another putative shareholder class action suit against our company and certain current and former directors and officers of our company, Hsieh v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 1048 (E.D. Tex.), was filed in the United States District Court for the Eastern District of Texas. On January 6, 2014, Kostuk v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 12712 (D. Mass.), was voluntarily dismissed by the plaintiff. On April 9, 2014, the United States District Court for the Southern District of New York consolidated the six putative shareholder class action suits filed in that court under the caption, In re NQ Mobile, Inc. Securities Litigation, Civil Action No. 13 CIV 7608 (S.D.N.Y.) (“In re NQ Mobile, Inc. Securities Litigation”), and appointed a lead plaintiff. On May 13, 2014, Hsieh v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 1048 (E.D. Tex.), was transferred from the U.S. District Court for the Eastern District of Texas to the U.S. District Court for the Southern District of New York and was accepted by the Southern District of New York as related to the consolidated putative shareholder class action, In re NQ Mobile, Inc. Securities Litigation.

On July 21, 2014, the lead plaintiff in In re NQ Mobile, Inc. Securities Litigation filed a Consolidated Class Action Complaint (the “Consolidated Complaint”) against us, our co-chief executive officers Henry Yu Lin and Omar Sharif Khan, chief operating officer Vincent Wenyong Shi, former chief financial officer Suhai Ji, former chief financial officer Kian Bin Teo, and our former auditors PricewaterhouseCoopers Zhong Tian LLP and its affiliate, PricewaterhouseCoopers International Limited. Similar to the previously filed complaints, the Consolidated Complaint alleges that various press releases, financial statements and other related disclosures made by our company during the alleged class period contained material misstatements and omissions, in violation of the federal securities laws, and that such press releases, financial statements and other related disclosures artificially inflated the value of our company’s ADSs. The Consolidated Complaint states that the lead plaintiff seeks to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from March 6, 2013 to July 3, 2014, and, similar to previous complaints filed in the putative class actions, alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013).

The actions remain at their preliminary stages. We believe the cases are without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

In October 2013, Beijing NQ Technologies Co., Ltd. filed an application to Beijing No. 1 Intermediate People’s Court against Muddy Waters LLC, which issued reports containing various allegations against us.

Independent Investigation by Special Committee and Related Matters

On October 25, 2013, our board of directors formed a special committee, or the Special Committee, to conduct an independent review of certain allegations raised in a report issued by Muddy Waters LLC dated October 24, 2013 (and in subsequent reports and letters issued through January 13, 2014). The Special Committee was comprised of the four independent directors of our company at the time, Ms. Ying Han and Messrs. William Tiewei Li, Xiuming Tao and Jun Zhang, with Ms. Han serving as the chairwoman of the committee. The committee was authorized to retain independent advisors in connection with its investigation. The Special Committee subsequently retained the global law firm of Shearman & Sterling LLP to conduct the independent review, and Shearman & Sterling LLP in turn engaged Deloitte & Touche Financial Advisory Services Limited as forensic accountants to assist it in the matter (together, the “Investigation Team”). On June 4, 2014, the results of the independent investigation conducted by the Special Committee were announced. The announcement described the scope of the work carried out during the more than seven month investigation, including substantive procedures performed to investigate each allegation. The Special Committee reported it did not find any evidence that we had engaged in the fraudulent conduct alleged by Muddy Waters LLC. It also noted that the Investigation Team had not been able to verify that certain devices containing electronic data that it collected and copied contained all responsive information at the time the copies were made, and that on some devices there were indications that data might be missing, for which there was not a credible explanation.

Subsequent to the release of the Special Committee’s findings, our audit committee engaged DLA Piper LLP as its outside counsel to advise it with respect to matters relating to the completion of the audit, including matters relating to the observation that some data might be missing on some devices which was identified by the Special Committee. With respect to devices as to which there were indications that data might be missing, the audit committee’s counsel retained the computer forensic consultant, Control Risks Group, to conduct a thorough examination of images made from devices that were collected and imaged during the course of the Special Committee’s investigation and hired Stroz Friedberg to review the examination protocol. As a result of this forensic examination, the audit committee’s advisers were able to recover and review many files on certain devices, which files had been deleted between the October 24 publication of the Muddy Waters report and the collection of data from those devices by the Special Committee. None were relevant to the Muddy Waters allegations. The audit committee’s advisers performed additional forensic procedures to recover documents deleted prior to system reinstallations on certain of the devices following the publication of the Muddy Waters report, and similarly recovered no documents relevant to the allegations or Special Committee’s investigation. In sum, the Audit Committee found no evidence of an effort to prevent the collection of documents or data relevant to the Special Committee’s investigation.

The Company has responded to requests from the Staff of both the New York Stock Exchange and the Securities and Exchange Commission related to the Muddy Waters allegations and the Special Committee investigation. There are no outstanding requests, although either the SEC or NYSE Staff may make further requests and we intend to cooperate with such requests.

Dividend Policy

We have not paid dividend in the past and do not have any present plan to pay any dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may receive dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Regulations on Dividend Distribution.” Our board of directors has complete discretion on whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities — D. American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

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

	Trading Price
	High	Low
	US$	US$
2011 (from May 5, 2011)
Full Year	11.90	3.46
2012
Full Year	12.70	5.07
First Quarter	12.19	5.35
Second Quarter	12.70	6.67
Third Quarter	9.48	6.43
Fourth Quarter	8.45	5.07
2013
Full Year	25.90	5.92
First Quarter	10.68	5.92
Second Quarter	9.90	7.05
Third Quarter	24.10	8.10
Fourth Quarter	25.90	7.58
November	15.85	9.32
December	16.21	10.53
2014
First Quarter	22.33	13.40
Second Quarter	18.39	5.58
April	18.39	9.65
May	12.80	6.25
June	10.85	5.58
July	8.44	3.45
August	7.18	5.56
September	7.20	5.52
October (through October 21, 2014)	9.88	6.54

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

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

Conversion. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. If at any time our three founders, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share shall be automatically and immediately converted into one Class A common share, and we shall not issue any Class B common shares thereafter. Upon any sale, pledge, transfer, assignment or disposition of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, or a founder or a founder’s affiliate, each such Class B common share shall be automatically and immediately converted into one Class A common share, provided that (a) except as otherwise provided in our amended and restated memorandum and articles of association, a change in the beneficial ownership of Class B common shares from a holder of Class B common shares to an affiliate of such holder or to one of our founders or to a founder’s affiliate shall not cause a conversion and (b) any sale, pledge, transfer, assignment or disposition of Class B common shares by a holder thereof effected as part of the creation of any security interest or other encumbrance over such Class B common shares (including, without limitation, any transfer of legal title to such Class B common shares effected as part of the creation of any security interest or other encumbrance over such Class B common shares) shall be exempt from, and shall not trigger, the automatic conversion from Class B common shares to Class A common shares unless and until the legal title to such Class B common shares is transferred to any person or entity which is not an affiliate of such holder (or one of our founders or a founder’s affiliate) as a result of the enforcement of such security interest or other encumbrance. In addition, if at any time more than fifty percent (50%) of the ultimate beneficial ownership of any holder of Class B common shares (other than one of our founders or a founder’s affiliate) changes, each such Class B common share shall be automatically and immediately converted into one Class A common share. For the avoidance of doubt, the sale, pledge, transfer, assignment or disposition of Class B common shares by a holder thereof to any of the following shall be exempt from, and shall not trigger, the automatic conversion contemplated herein: (i) one of our founders or an affiliate of one or more our founders or (ii) an affiliate of such holder.

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

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than one-third of our voting share capital. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a requisition to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for important matters such as a change of name. Holders of the common shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any authorized but unissued shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any common share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer, (b) the instrument of transfer is in respect of only one class of common shares, (c) the instrument of transfer is properly stamped, if required, (d) in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four, (e) the shares transferred are fully paid up and free of any lien in favor of us, or (f) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company — A. History and Development of the Company”, “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements” or elsewhere in this annual report.

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

PRC Taxation

We are a holding company incorporated in the Cayman Islands, which holds 100% of our equity interests in our PRC subsidiary either directly or indirectly through our Hong Kong subsidiary. Our business operations are principally conducted through our PRC subsidiary. The EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As our Hong Kong subsidiary owns 100% of NQ Beijing, under the aforesaid arrangement, any dividends that NQ Beijing pays our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprise as described below or non-PRC tax resident enterprises with an establishment in the PRC and whose dividend incomes have connection with their establishments. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under Circular 601, such dividends would be subject to the withholding tax rate of 10%. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Tax Regulations.”

Under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

The implementation rules of the EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiary may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

United States Federal Income Taxation

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that will acquire our ADSs or common shares and will hold our ADSs or common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal tax law as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or common shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any alternative minimum tax, state, local or non-United States tax considerations or the medicare tax. Each U.S. Holder is urged to consult with its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or common shares.

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

While we do not expect to be a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2013, there is a risk that we will become a PFIC for our current taxable year ending December 31, 2014 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles or challenge the classification of certain of our non-passive revenues as passive royalty income, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

The United States federal income tax rules that apply if we are classified as a PFIC for our current or future taxable years are generally discussed below under “Passive Foreign Investment Company Rules.” The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Common Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or market for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of ADSs would be treated as ordinary income, and loss on the sale or other disposition of ADSs would be treated as an ordinary loss, but only to the extent of the amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide U.S. Holders with the information needed to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs as described above.

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder will generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult with its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

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

Although no assurances may be given, the ADSs are expected to be readily tradable on the New York Stock Exchange, which is an established securities market in the United States. Since we do not expect that our common shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

Dividends paid on our ADSs or common shares generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss is subject to limitations. Each U.S. Holder is advised to consult with its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

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

Credit Risk

We hold our cash and bank deposits at Chinese financial institutions located inside the PRC with high credit ratings and good reputations and international financial institutions located outside the PRC with high credit ratings from internationally-recognized rating agencies and well-acknowledged in the worldwide. We manage our credit risks by diversity of deposit banks and strict consideration in selection of these institutions by taking into account, among others, their reputation, stability, ratings and reported cash reserve.

Additionally, Chinese financial institutions are subject to a series of risk control regulation and PRC laws, which protect the third-party depositors’ rights over and interests in their depository capital. The PRC bank regulatory authorities are empowered to take over the operation and management when any PRC bank faces a material credit crisis.

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

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a negative effect on your investment.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. We did not receive any reimbursement from the depositary in the most recent fiscal year.

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

For the year ended December 31, 2013, we used net proceeds from our initial public offering as follows:

•	approximately US$29.2 million for the equity investment in newly acquired subsidiaries and associate companies engaging in complementary business;

•	approximately US$5.4 million for the expansion of sales and marketing activities; and

•	approximately US$3.6 million for investment in technology, infrastructure and research and development activities.

In October 2013, we issued an aggregate of US$172.5 million 4.00% convertible senior notes due in 2018. We received net proceeds of approximately US$166.4 million from our issuance of the convertible senior notes , which we used for general corporate purpose, including approximately US$14.2 million for the equity investment in newly acquired subsidiaries and associate companies engaging in complementary business.

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

Based on that evaluation, our management has concluded that, as of December 31, 2013, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

We have excluded NQ Tongzhou, Best Partners, Wanpu Beijing, Wanpu Century, Fanyue, NQ Shenzhen, Tianya, Ruifeng and Yinlong from our assessment of internal control over financial reporting as of December 31, 2013 because they were acquired by us in purchase business combinations during 2013. Their combined total assets represented approximately 5% of our consolidated total assets as of December 31, 2013, and their combined net revenue represented approximately 15% of our consolidated net revenue for the year ended December 31, 2013.

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

Our independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Report of independent registered public accounting firm on internal control over financial reporting

To the Audit Committee of the Board of Directors and Shareholders of NQ Mobile Inc.

We have audited NQ Mobile Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

                A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

As described in management’s annual report on internal control over financial reporting, management has excluded NQ (Beijing) Co., Ltd. (“NQ Tongzhou”), Best Partners Ltd. (“Best Partner”), Beijing Wanpu Media Technologies Co., Ltd. (“Wanpu Beijing”), Beijing Wanpu Century Co., Ltd. (“Wanpu Century”), Beijing Fanyue Information Technology Co., Ltd. (“Fanyue”), NQ Mobile (Shenzhen) Co., Ltd. (“NQ Shenzhen”), Beijing Tianya Co., Ltd. (“Tianya”), Chengdu Ruifeng Technology Co., Ltd. (“Ruifeng”), and Shanghai Yinlong Information Technology Co., Ltd. (“Yinlong”) from its assessment of internal control over financial reporting as of December 31, 2013 because they were acquired by the Company in purchase business combinations during 2013. We have also excluded NQ Tongzhou, Best Partner, Wanpu Beijing, Wanpu Century, Fanyue, NQ Shenzhen, Tianya, Ruifeng and Yinlong from our audit of internal control over financial reporting. Wanpu Century is a VIE, Yinlong is a majority-owned and NQ Tongzhou, Best Partner, Wanpu Beijing, Fanyue, NQ Shenzhen, Tianya and Ruifeng are wholly-owned subsidiaries of the Company whose total assets and net revenue represent approximately 5% and 15% respectively, of the Company’s consolidated financial statements amounts as of and for the year ended December 31, 2013.

In our opinion, NQ Mobile Inc. maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in (deficit) equity and cash flows for the years ended December 31, 2013, 2012 and 2011 of the Company and our report dated October 27, 2014 expressed an unqualified opinion on those financial statements.

/s/ Marcum Bernstein & Pinchuk LLP

New York, New York

October 27, 2014

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have determined that Mr. Max Yao, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended), qualifies as an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officers, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on March 15, 2011. We have posted a copy of our code of business conduct and ethics on our website at http://ir.nq.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the years ended December 31, 2011 and 2012, and Marcum Bernstein & Pinchuk LLP, our current independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2011	2012	2013
	(in US$ thousands)
Audit fees (1)	1,030	2,015	3,291
Audit-related fees (2)	1,211	110	77
Tax fees (3)	62	666	206

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the integrated audit and the review of our comparative interim financial information.
(2)	“Audit related fees” represents review and comment on internal control over financial reporting readiness work.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2013.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us during 2013.

Repurchase Plan

Period	Total Number of ADS Purchased (1)(2)	Average Price Paid Per ADS (1)		Total Number of ADSs Purchased as Part of Publicly Announced Repurchase Plan (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Repurchase Plan (2)
January 2013	284,211	US$	6.1137	284,211	US$	16,915,855
February 2013	21,300	US$	6.3057	21,300	US$	16,781,543
July 2013	12,000	US$	8.1433	12,000	US$	31,683,823
November 2013	170,000	US$	13.0200	170,000	US$	29,470,427
December 2013	223,980	US$	11.1479	223,980	US$	26,973,521
Total	711,491	US$	9.3886	711,491	US$	26,973,521

(1)	Each ADS represents five Class A common shares.
(2)	On November 26, 2012, our board of directors approved a share repurchase plan, or the Repurchase Plan, pursuant to which we were authorized to repurchase, over the next twelve months, our own ADSs with an aggregate value of up to US$20 million, to be funded out of our existing cash balance. Under the Repurchase Plan, we were authorized to effect a share repurchase on the open market at prevailing market prices in privately negotiated transactions, in block trades and/or through other legally permissible means from time to time as market conditions, in the judgment of our management, warrant, in accordance with all applicable rules and regulations. Effective as of June 30, 2013, our board of directors authorized expanding the Repurchase Plan to US$35 million and extending the plan for another six months until May 26, 2014. During the year ended December 31, 2013, we purchased 711,491 ADSs with a total consideration of approximately US6.7 million from the open market under the Repurchase Plan.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 18, 2014, we dismissed PricewaterhouseCoopers Zhong Tian LLP, or PwC, as our independent registered public accounting firm, effectively immediately, and engaged Marcum Bernstein Pinchuk LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the three years ended December 31, 2013, effective as of July 18, 2014.

PwC’s audit report on our company’s consolidated financial statements as of and for the years ended December 31, 2011 and 2012 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. PwC did not audit any financial statements of our company as of any date or for any period subsequent to December 31, 2012.

Our decision to dismiss PwC and engage Marcum Berstein Pinchuk LLP was approved by our independent audit committee.

During the years ended December 31, 2012 and December 31, 2013 and the subsequent interim period through our dismissal of PwC on July 18, 2014, there were no disagreements between us and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make references thereto in their reports on the financial statements for such years.

PwC has advised us that there was a need for it to expand the scope of its audit of the financial statements for the year ended December 31, 2013, and due to its dismissal, PwC did not carry out the expanded audit scope. PwC did not issue an audit report on our consolidated financial statements for the year ended December 31, 2013 and declined to issue a consent allowing their report on the financial statements as of and for the years ended December 31, 2011 and 2012 to be included in this annual report of Form 20-F. This matter was discussed among management, the audit committee and PwC. PwC has been authorized to respond fully to the inquiries of Marcum Bernstein Pinchuk LLP. Other than the foregoing, there were no other “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided PwC with a copy of the foregoing disclosure, and requested that PwC furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from PwC, a copy of which is included as Exhibit 16.1 attached herein.

ITEM 16G. CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and corporate governance and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we do not plan to rely on home country practice with respect to any other corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of NQ Mobile Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1*	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

Exhibit Number	Description of Document

2.4	Third Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated as of November 12, 2010 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.5*	Indenture, dated October 16, 2013, between the Registrant and Deutsche Bank Trust Company Americas, as trustee

2.6*	4.00% convertible senior note due 2018

4.1	Amended and Restated 2007 Global Share Plan and amendments thereto (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.2*	2011 Share Incentive Plan, as amended

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.4	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.5	English translation of Amended and Restated Business Operations Agreement, dated as of June 6, 2012, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.6	English translation of Amended and Restated Equity Interest Pledge Agreement, dated as of June 6, 2012, among NQ Beijing and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.7	English translation of Exclusive Technical Consulting Services Agreement, as amended, dated as of June 5, 2007, between NQ Beijing and Beijing Technology (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.8	English translation of Amended and Restated Equity Disposition Agreement, dated as of June 6, 2012, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.9	English translation of Patented Technology License Agreement, dated as of January 7, 2011, among Mr. Henry Yu Lin, Mr. Vincent Wenyong Shi, and Mr. Xianle Ni (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.10	English translation of Loan Agreements, dated as of June 5, 2007, as amended, among NQ Beijing, NQ Mobile Inc. and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

Exhibit Number	Description of Document

4.11	English translation of Loan Agreements, dated as of May 31, 2012 among NQ Beijing and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.12†	English translation of Wireless Value-Added Application Services Channel Cooperation Agreement (Domestic), dated as of June 1, 2012, as amended, between Beijing Technology and Tianjin Yidatong Technology Development Co., Ltd. (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.13	English translation of Framework Agreement on Value-Added Services for Mobile Security, dated as of January 2, 2008, between Beijing Technology and China Mobile Communications Corporation (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.14	English translation of Business Cooperation Agreement, dated as of May 20, 2010, between Beijing Technology and China Mobile Group Beijing Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.15	English translation of the Capital Increase and Stock Transfer Agreement among Beijing Technology, NationSky, Shuli Hou and Wen Yang dated as of May 2, 2012 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.16	English translation of the Shareholders’ Agreement among Beijing Technology, NationSky and Shuli Hou, dated as of May 2, 2012 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.17	English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc. and Gather Benefit Holding Limited, dated as of May 2, 2012 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.18	English translation of the Stock Transfer Agreement among Beijing Technology, FL Mobile and the original shareholders of FL Mobile dated as of November 12, 2012 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.19	English translation of the Restricted Common Shares Purchase Agreement among NQ Mobile Inc., FL Mobile and Zhong Liang, dated as of November 12, 2012 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.20	Lock-up Agreement between NQ Mobile Inc. and RPL Holdings Limited, dated as of September 5, 2012 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.21*	English translation of the Stock Transfer Agreement among Beijing Technology, NationSky and Shuli Hou, dated as of July 15, 2013

4.22*	English translation of the Restricted Shares Purchase Agreement between NQ Mobile Inc. and Gather Benefit Holdings Limited, dated as of July 15, 2013

4.23*	English translation of the Stock Transfer Agreement among Beijing Technology, Huayong and Ji Zhou, dated as of December 23, 2013

4.24*	English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc. and Ji Zhou, dated as of December 23, 2013

4.25*	English translation of the Stock Transfer Agreement among Beijing Technology, Huayong, Xiaofeng Yang, Yunzhi Lin and Ji Zhou, dated as of January 25, 2014

4.26*	English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc., Xiaofeng Yang, Yunzhi Lin and Ji Zhou, dated as of January 25, 2014

4.27*	English translation of the Stock Transfer Agreement among Beijing Technology, Huayong and Xiaofeng Yang, dated as of June 10, 2014

4.28*	English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc. and Xiaofeng Yang, dated as of June 10, 2014

4.29*	English translation of Business Operation Agreement, dated as of September 11, 2013, among Beijing Wanpu Media Technologies Co., Ltd., Beijing Wanpu Century Co., Ltd. and the shareholders of Beijing Wanpu Century Co., Ltd.

4.30*	English translation of Equity Interest Pledge Agreement, dated as of September 11, 2013, among Beijing Wanpu Media Technologies Co., Ltd. and the shareholders of Beijing Wanpu Century Co., Ltd.

4.31*	English translation of Equity Disposition Agreement, dated as of September 11, 2013, among Beijing Wanpu Media Technologies Co., Ltd., the shareholders of Beijing Wanpu Century Co., Ltd. and Beijing Wanpu Century Co., Ltd.

4.32*	English translation of Loan Agreement, dated as of September 11, 2013, among Beijing Wanpu Media Technologies Co., Ltd. and the shareholders of Beijing Wanpu Century Co., Ltd.

4.33*	English translation of Exclusive Business Cooperation Agreement, dated as of July 1, 2011, between Beijing Wanpu Media Technologies Co., Ltd. and Beijing Wanpu Century Co., Ltd.

Exhibit Number	Description of Document

4.34*	English translation of Business Operation Agreement, dated as of July 2, 2014, among FL Mobile Jiutian Technology Co., Ltd., FL Mobile (Beijing) Co., Ltd. and the shareholders of FL Mobile Jiutian Technology Co., Ltd.

4.35*	English translation of Equity Interest Pledge Agreement, dated as of July 2, 2014, among FL Mobile (Beijing) Co., Ltd. and the shareholders of FL Mobile Jiutian Technology Co., Ltd.

4.36*	English translation of Equity Disposition Agreement, dated as of July 2, 2014, among FL Mobile Jiutian Technology Co., Ltd., the shareholders of FL Mobile Jiutian Technology Co., Ltd. and FL Mobile (Beijing) Co., Ltd.

4.37*	English translation of Loan Agreement, dated as of July 1, 2014, among FL Mobile (Beijing) Co., Ltd. and the shareholders of FL Mobile Jiutian Technology Co., Ltd.

4.38*	English translation of Exclusive Consulting and Services Agreement, dated as of July 2, 2014, between FL Mobile Jiutian Technology Co., Ltd. and FL Mobile (Beijing) Co., Ltd.

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Jincheng Tongda & Neal

15.3*	Consent of Independent Registered Public Accounting Firm

16.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP (PwC) to the SEC

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F
†	Confidential treatment requested for certain confidential portions of this exhibit

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 27, 2014

NQ MOBILE INC.

By:	/s/ Henry Yu Lin
Name:	Henry Yu Lin
Title:	Chairman and Co-Chief Executive Officer

NQ Mobile Inc.

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the

Board of Directors and Shareholders of

NQ Mobile Inc.

We have audited the accompanying consolidated balance sheets of NQ Mobile Inc. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in (deficit) equity and cash flows for the years ended December 31, 2013, 2012 and 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NQ Mobile Inc. as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for the years ended December 31, 2013, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NQ Mobile Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992 and our report dated October 27, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Marcum Bernstein & Pinchuk LLP

New York, New York

October 27, 2014

NQ MOBILE INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value and share data)

		As of December 31,
	Notes	2012	2013
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		18,862	179,718
Term deposits		101,503	103,331
Short-term investments	5	7,573	—
Accounts receivable, net of allowance of US$1,095 and US$3,918 as of December 31, 2012 and 2013, respectively		54,475	81,908
Inventory	6	429	8,443
Deferred tax assets, current portion		—	1,131
Prepaid expenses and other current assets (including US$182 and US$8,914 of prepayment to related parties as of December 31, 2012 and 2013, respectively)	7	17,014	42,761

Total current assets		199,856	417,292

Equity investments	8	13,978	81,972
Property and equipment, net	9	2,434	3,615
Intangible assets, net	10	13,213	18,533
Goodwill	11	17,958	76,020
Deferred tax assets, non-current portion	15	—	278
Other non-current assets (including US$279 and US$344 of prepayment to related parties as of December 31, 2012 and 2013, respectively)		279	11,652

Total Assets		247,718	609,362

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities:
Accounts payable* (including accounts payable of US$0 and US$54 to a related party and accounts payable of the consolidated variable interest entities without recourse to the Company of US$6,019 and US$10,411 as of December 31, 2012 and 2013, respectively)		7,399	11,726
Receipt in advance* (including receipt in advance of the consolidated variable interest entities without recourse to the Company of US$0 and US$5,210 as of December 31, 2012 and 2013, respectively)		322	5,383
Deferred revenue* (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$3,737 and US$9,671 as of December 31, 2012 and 2013, respectively)		12,234	21,072
Consideration payable of acquiring an associate* (including consideration payable of acquiring an associate of consolidated variable interest entities without recourse to the Company of US$0 and US$25,217 as of December 31, 2012 and 2013, respectively)		—	25,217
Accrued expenses and other current liabilities* (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$4,629 and US$12,153 as of December 31, 2012 and 2013, respectively)	13	11,798	26,401
Tax payable* (including tax payable of the consolidated variable interest entities without recourse to the Company of US$576 and US$3,907 as of December 31, 2012 and 2013, respectively)	15	533	4,084

Total current liabilities		32,286	93,883

Noncurrent liabilities:
Convertible debts	17	—	172,500
Deferred tax liabilities, non-current* (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$1,910 and US$2,301 as of December 31, 2012 and 2013, respectively)	15	1,910	2,755
Other non-current liabilities		173	68

Total Liabilities		34,369	269,206

Commitments and contingencies	24
EQUITY
NQ Mobile Inc.’s shareholders’ equity
Class A common shares
(US$0.0001 par value, 560,000,000 shares authorized; 136,676,587 shares issued and 147,866,344 outstanding as of December 31, 2012, and 255,067,961 shares issued and 255,977,553 outstanding as of December 31, 2013, respectively)	19	13	26
Class B common shares
(US$0.0001 par value, 240,000,000 shares authorized; 104,652,531 and 53,956,491 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	19	11	5
Additional paid-in capital		208,426	337,879
Statutory reserve		2,938	9,636
Treasury stock	20	(1,346)	(8,028)
Accumulated deficit		(5,251)	(13,805)
Accumulated other comprehensive income	21	3,231	8,039

Total NQ Mobile Inc.’s shareholders’ equity		208,022	333,752

Non-controlling interest		5,327	6,404

Total equity		213,349	340,156

Total Liabilities and Equity		247,718	609,362

*	All of the VIEs’ assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets (Note 1(d)).

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except for share and per share data)

		For the Year Ended December 31,
	Notes	2011	2012	2013
		US$	US$	US$
Net revenues
Service Revenues
Mobile value added services		36,202	68,335	103,519
Advertising services (including transactions with a related party of US$0, US$0 and US$23 for the years ended December 31, 2011, 2012 and 2013, respectively)		4,306	8,889	36,623
Enterprise mobility		—	3,249	14,174
Other services		163	1,992	3,559
Product Revenues
Enterprise mobility (including transactions with a related party of US$0, US$0 and US$56 for the years ended December 31, 2011, 2012 and 2013, respectively)		—	9,303	38,827

Total net revenues		40,671	91,768	196,702

Cost of revenues*
Cost of services (including transactions with a related party of US$0, US$0 and US$184 for the years ended December 31, 2011, 2012 and 2013, respectively)		(8,057)	(16,773)	(43,557)
Cost of products sold		—	(8,966)	(37,371)

Total cost of revenues		(8,057)	(25,739)	(80,928)

Gross profit		32,614	66,029	115,774

Operating expenses
Selling and marketing expenses*		(7,955)	(17,396)	(25,810)
General and administrative expenses*		(14,024)	(36,776)	(77,026)
Research and development expenses*		(5,095)	(9,585)	(17,437)

Total operating expenses		(27,074)	(63,757)	(120,273)

Income/(Loss) from operations		5,540	2,272	(4,499)

Interest income		1,342	3,193	411
Realized gain on available-for-sale investments		29	—	5
Foreign exchange gain, net		3,011	67	1,784
Gain on change of interest in an associate		—	943	—
Other income, net		306	3,364	2,083

Income/(Loss) before income taxes		10,228	9,839	(216)

Income tax expenses	15	(97)	(420)	(1,117)
Share of profit from an associate		119	543	—

Net income/(loss)		10,250	9,962	(1,333)

Net (income)/loss attributable to the non-controlling interest		1	(532)	(523)

Net income/(loss) attributable to NQ Mobile Inc.		10,251	9,430	(1,856)

Accretion of redeemable convertible preferred shares	18	(535)	—	—
Allocation of net income to participating preferred shareholders	18	(1,595)	—	—

Net income/(loss) attributable to common shareholders		8,121	9,430	(1,856)

Net income/(loss)		10,250	9,962	(1,333)
Other comprehensive income
Foreign currency translation adjustments		1,249	390	4,808

Comprehensive income		11,499	10,352	3,475

Comprehensive loss/(income) attributable to the non-controlling interest		1	(532)	(523)

Comprehensive income attributable to NQ Mobile Inc.		11,500	9,820	2,952

Net earnings/(loss) per Class A and Class B common share, basic	16	0.05	0.04	(0.01)
Net earnings/(loss) per Class A and Class B common share, diluted	16	0.04	0.04	(0.01)
Net earnings/(loss) per ADS, basic	16	0.23	0.20	(0.03)
Net earnings/(loss) per ADS, diluted	16	0.21	0.18	(0.03)
Weighted average number of common shares outstanding:
Basic		173,373,462	235,257,651	273,981,547

Diluted		193,537,974	255,722,551	273,981,547

Weighted average number of ADS outstanding:
Basic		34,674,692	47,051,530	54,796,309
Diluted		38,707,594	51,144,510	54,796,309
* Share-based compensation expense included in:	14
Cost of revenues		130	214	370
Selling and marketing expenses		1,923	2,342	2,310
General and administrative expenses		7,895	20,534	50,708
Research and development expenses		724	1,453	2,016

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT)/EQUITY

(In thousands, except for share data)

	Attributable to NQ Mobile Inc.’s Shareholders’ (Deficit)/ Equity
	Common Shares
	Number of Shares	Amount	Additional Paid-in Capital	Statutory reserve	Treasury Stock	Accumulated deficit	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total (Deficit)/Equity
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2011	50,352,941	5	12,006	—	—	(21,994)	1,592	68	(8,323)

Share-based compensation (Note 14)	—	—	10,672	—	—	—	—	—	10,672
Accretion of redeemable convertible preferred shares (Note 18)	—	—	(535)	—	—	—	—	—	(535)
Conversion of Series A convertible preferred shares into common shares (Note 18)	33,250,000	3	3,239	—	—	—	—	—	3,242
Conversion of Series B redeemable convertible preferred shares into common shares (Note 18)	34,926,471	4	17,169	—	—	—	—	—	17,173
Conversion of Series C redeemable convertible preferred shares into common shares (Note 18)	29,687,500	3	16,980	—	—	—	—	—	16,983
Conversion of Series C-1 redeemable convertible preferred shares into common shares (Note 18)	16,773,301	2	14,113	—	—	—	—	—	14,115
Issuance of common shares net of issuance costs (Note 19)	38,750,000	4	78,956	—	—	—	—	—	78,960
Exercise of options	12,878,250	1	4,464	—	—	—	—	—	4,465
Foreign currency translation adjustment	—	—	—	—	—	—	1,249	—	1,249
Net profit/(loss)	—	—	—	—	—	10,251	—	(1)	10,250

Balance as of December 31, 2011	216,618,463	22	157,064	—	—	(11,743)	2,841	67	148,251

Exercise of options and restricted shares issued, net of shares withheld for employee taxes	18,520,900	1	287	—	—	—	—	—	288
Share-based compensation (Note 14)	—	—	24,543	—	—	—	—	—	24,543
Issuance of shares in connection with acquisitions (Note 4)	14,646,647	1	20,616	—	—	—	—	—	20,617
Stock repurchase (Note 20)	(1,088,790)	—	—	—	(1,346)	—	—	—	(1,346)
Appropriation to statutory reserve	—	—	—	2,938	—	(2,938)	—	—	—
Issuance of shares in connection with equity investment (Note 8)	3,821,655	—	5,916	—	—	—	—	—	5,916
Foreign currency translation adjustment	—	—	—	—	—	—	390	—	390
Fair value of 45% non-controlling interests of NationSky at acquisition (Note 4)	—	—	—	—	—	—	—	4,795	4,795
Deregistration of Fuzhou Netqin	—	—	—	—	—	—	—	(67)	(67)
Net profit	—	—	—	—	—	9,430	—	532	9,962

Balance as of December 31, 2012	252,518,875	24	208,426	2,938	(1,346)	(5,251)	3,231	5,327	213,349

Exercise of options and restricted shares issued, net of shares withheld for employee taxes	21,388,648	2	2,363	—	—	—	—	—	2,365
Share-based compensation (Note 14)	—	—	55,404	—	—	—	—	—	55,404
Issuance of shares in connection with acquisitions (Note 4)	25,856,650	3	46,434	—	—	—	—	554	46,991
Stock repurchase (Note 20)	(3,557,455)	—	—	—	(6,682)	—	—	—	(6,682)
Issuance of shares in connection with equity investment (Note 8)	6,227,325	1	13,613	—	—	—	—	—	13,614
Issuance of common shares net of issuance cost (Note 19)	7,500,000	1	11,639	—	—	—	—	—	11,640
Appropriation to statutory reserves	—	—	—	6,698	—	(6,698)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	4,808	—	4,808
Net profit/(loss)	—	—	—	—	—	(1,856)	—	523	(1,333)

Balance as of December 31, 2013	309,934,044	31	337,879	9,636	(8,028)	(13,805)	8,039	6,404	340,156

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Cash flows from operating activities:
Net income/(loss)	10,250	9,962	(1,333)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	597	1,627	5,958
Allowance for doubtful accounts	321	459	2,823
Share-based compensation	10,672	24,543	55,404
Foreign exchange gain, net	(3,011)	(67)	(1,784)
Interest expense related to convertible debts	—	—	1,859
Realized loss on disposal of fixed assets			74
Share of profit from an associate	(119)	(543)	—
Gain on change of interest in an associate	—	(943)	—
Realized gain on disposal of available-for-sale investments	(14)	—	—
Other income from ADR depositary arrangement and gain from step acquisition	(214)	(3,202)	(1,262)
Compensation to an non-controlling shareholder/employee	—	—	97
Changes in operating assets and liabilities:
Accounts receivable	(11,628)	(28,102)	(26,557)
Inventory	—	(35)	(8,014)
Prepaid expenses and other current assets	(1,911)	43	(14,620)
Other non-current assets	269	228	(6,553)
Accounts payable	396	5,339	3,432
Deferred revenue	4,400	4,946	6,840
Receipt in advance	—	322	5,656
Accrued expenses and other current liabilities	1,844	4,539	1,691
Tax payable and provision	(12)	(17)	563
Other non-current liabilities	—	414	—

Net cash provided by operating activities	11,840	19,513	24,274

Cash flows from investing activities:
Placement of term deposits	(51,463)	(93,761)	(199,668)
Withdrawal of term deposits	4,331	51,626	201,123
Purchase of available-for-sale investments	—	(10,755)	—
Proceeds from the repayment of the advance to Tianjin Yidatong Technology Development Co., Ltd.	2,196	—	—
Disbursements from the lending of the housing loans to employees	(79)	(302)	(193)
Proceeds from the repayments of the housing loans to employees	180	110	149
Proceeds from disposals of available-for-sale investments	14	3,182	7,578
Cash paid for equity investment	—	(6,272)	(28,436)
Net cash acquired (paid) from (for) the business acquisitions	—	1,225	(14,920)
Collection of bridge loans	—	—	1,185
Bridge loans in connection with completed and ongoing investments	—	(11,288)	(6,680)
Purchase of property and equipment and intangible assets	(2,270)	(2,334)	(1,588)

Net cash used in investing activities	(47,091)	(68,569)	(41,450)

Cash flows from financing activities:
Proceeds from convertible senior notes (net of issuance costs of US$6,105)	—	—	166,395
Proceeds from issuance of Series C-1 convertible redeemable preferred shares (net of issuance costs of US$5)	2,200	—	—
Proceeds from initial public offering (net of underwriters’ commission of US$6,239)	82,886	—	—
Proceeds from exercising of share options	1,551	920	5,398
Proceeds from issuance of common shares (net of issuance cost of US$360)	—	—	11,640
Payments of listing expenses	(3,926)	—	—
Cash distributed to non-controlling shareholder upon disposal	—	(67)	—
Repayment of bank loans	—	(710)	—
Payment for repurchase of shares	—	(1,346)	(6,682)

Net cash provided by/(used in) financing activities	82,711	(1,203)	176,751

Effect of exchange rate changes on cash and cash equivalents	4,084	(389)	1,281
Net increase/(decrease) in cash and cash equivalents	51,544	(50,648)	160,856

Cash and cash equivalents at the beginning of the year	17,966	69,510	18,862

Cash and cash equivalents at the end of the year	69,510	18,862	179,718

Supplemental disclosures of cash flow information:
Cash paid for income taxes	16	297	1,178
Cash paid for interest	—	—	—
Supplemental disclosures of non-cash investing and financing activities:
Issuance of common shares in business combination (Note 4)	—	20,617	89,438
Issuance of common shares in equity investment (Note 8)	—	5,916	13,642
Accretion of redeemable convertible preferred shares	535	—	—
Conversion of preferred shares to common shares	51,513	—	—
Consideration payable for acquiring an associate	—	—	25,217

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a) Principal activities

NQ Mobile Inc. (“NQ Mobile”, or the “Company”), through its subsidiaries, its variable interest entities (“VIEs”), and the VIEs’ subsidiaries, is principally engaged in the provision of mobile Internet services in the People’s Republic of China (the “PRC” or “China”) and overseas markets. NQ Mobile’s service portfolio includes mobile security, productivity and privacy protection, mobile games as well as interest-based mobile community applications (e.g. gadget, healthcare and etc.) and advertising for the consumer market and an entire mobility solution set for the enterprise market. The Company, its subsidiaries, its VIEs and the VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”.

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

In May 2007, the Company established NQ Mobile (Beijing) Co., Ltd. (“NQ Beijing” or “WFOE”) as a wholly foreign-owned enterprise in the PRC. In June 2007, the Company undertook a reorganization (the “Reorganization”) to become the ultimate holding company of the Group. Prior to the Reorganization, the Group’s business was operated by Beijing NQ Technology Co. Ltd. (“Beijing Technology”), a company wholly owned and controlled by the Founders, which commenced operations on October 21, 2005. By entering into a series of agreements (collectively, “VIE Agreements”) with the Founders and NQ Beijing, Beijing Technology became a variable interest entity whose primary beneficiary is NQ Beijing. Consequently, the Company as the parent of NQ Beijing became the ultimate primary beneficiary of Beijing Technology and has consolidated financial statements of Beijing Technology and its subsidiaries. Beijing Technology was the predecessor of the Group and operated all of the business of the Group prior to the Reorganization.

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

(c) Subsidiaries, VIEs and VIEs’ subsidiaries

As of December 31, 2013, details of the Company’s major subsidiaries, VIEs and the VIEs’ subsidiaries are as follows.

Name	Date of Incorporation or Acquisition	Place of Incorporation	Relationship	Principal Activities
Subsidiaries
NQ International Ltd. (“NQ HK”) *	April 26, 2010	Hong Kong	Wholly-owned subsidiary	Consumer mobile security services in overseas markets
NQ Mobile US Inc. (“NQ US”)**	November 5, 2010	United States	Wholly-owned subsidiary	Consumer mobile value added services and advertising services in US and overseas markets.
NQ Mobile (Beijing) Co., Ltd. (“NQ Beijing” or “NQ WFOE”)	May 15, 2007	The PRC	Wholly-owned subsidiary	Consumer mobile security services in PRC and overseas markets, and technology consulting and services
NQ (Beijing) Co., Ltd. (“NQ Tongzhou”)	January 5, 2013	The PRC	Wholly-owned subsidiary	Software design and development for computer and mobile devices and other technology consulting services
Best Partners Ltd. (“Best Partner”)	September 6, 2013	Cayman Islands	Wholly-owned subsidiary	Mobile advertising services
Beijing Wanpu Media Technologies Co., Ltd. (“Wanpu Beijing” or “Wanpu WFOE”)	September 6, 2013	The PRC	Wholly-owned subsidiary of Best Partner	Advertising services based on mobile internet platform in the PRC
NQ Mobile KK (“NQ Japan”)	August 12, 2013	Japan	85%-owned subsidiary	Consumer mobile security services, mobile games, internet advertising and sale of enterprise mobility products in Japan

Variable Interest Entities
Beijing Technology	October 21, 2005	The PRC	VIE of NQ Beijing	Consumer mobile security services in PRC market and research and development
Beijing Wanpu Century Co., Ltd. (“Wanpu Century”)	September 6, 2013	The PRC	VIE of Wanpu Beijing	Advertising services based on mobile internet platform in the PRC

Subsidiaries of VIEs
Qingyun(Tianjin) Financial Management Co., Ltd. (“Tianjin Qingyun”)	February 21, 2012	The PRC	Wholly-owned subsidiary of Beijing Technology	Financial management services
Beijing NationSky Network Technology Co., Ltd. (“NationSky”)	May 11, 2012	The PRC	Wholly-owned subsidiary of Beijing Technology	Enterprise mobility services
Feiliu Jiutian Technology Co., Ltd. (“FL Mobile”)	November 30, 2012	The PRC	Wholly-owned subsidiary of Beijing Technology	Mobile games and advertising
Red Infinity Technology Co., Ltd. (“Red”)	November 30, 2012	The PRC	Wholly-owned subsidiary of FL Mobile	Development and operation of mobile games
Beijing Fanyue Information Technology Co., Ltd. (“Fanyue”)	March 21, 2013	The PRC	Wholly-owned subsidiary of FL Mobile	Off-line user acquisition services
NQ Mobile (Shenzhen) Co., Ltd. (“NQ Shenzhen”)***	June 8, 2013	The PRC	Wholly-owned subsidiary of Beijing Technology	Online security education and value added services
Beijing Tianya Co., Ltd. (“Tianya”)	September 24, 2013	The PRC	Wholly-owned subsidiary of Beijing Technology	Mobile healthcare application developments and search engine marketing in healthcare industry
Chengdu Ruifeng Technology Co., Ltd. (“Ruifeng”)	October 15, 2013	The PRC	Wholly-owned subsidiary of Beijing Technology	Enterprise mobility system development and iOS training program
Shanghai Yinlong Information Technology Co., Ltd. (“Yinlong”)	November 11, 2013	The PRC	55%-owned subsidiary of Beijing Technology	Mobile music search, matching and recognition software services

*	NetQin International Ltd. was renamed to NQ International Ltd. on August 1, 2012.
**	NetQin US Inc. was renamed to NQ Mobile US Inc. on December 14, 2011.
***	NQ Shenzhen was previously known as Shenzhen Jindun Tianxia Technology Co., Ltd. before acquisition.
****	Other consolidated entities of the Company have been omitted from this list since, considered in an aggregate as one single entity, they would not constitute a significant subsidiary.

(d) Variable Interest Entity

Basic Information

PRC laws and regulations prohibit or restrict foreign ownership of companies from providing mobile value added services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC laws and regulations, the Company provides services subject to such restrictions through Beijing Technology and its subsidiaries in China. To provide the Company the expected residual returns of the VIE and its subsidiaries, NQ Beijing entered into a series of contractual arrangements with Beijing Technology and its registered shareholders to enable the Company, through NQ Beijing to:

•	exercise effective control over the VIE;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks of expected losses from the VIE as if they were their sole shareholders; and

•	have an exclusive option to purchase all of the equity interests in the VIE.

In September 2013, the Company completed the acquisition of Best Partner and its subsidiaries, which primarily engage in advertising activities based on mobile-advertising platform in the PRC and are also subjected to restrictions from PRC laws and regulations for providing internet content services. Effective upon acquisition of Best Partner by NQ Mobile, Wanpu Century becomes the VIE of Wanpu Beijing, of which 100% equity interest was owned by the Company through Best Partner. See Note 4 – “Business Combination”. Through a series of contractual agreements among Wanpu Beijing, Wanpu Century, and the shareholders of Wanpu Century, the Group has effective control over its VIE, receive substantially all of the economic benefits and absorb substantially all of the risks of the VIE, and have an exclusive option to purchase all of the equity interests in the VIE through Wanpu Beijing.

The Group has adopted the guidance of accounting for variable interest entities, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entities. The Company’s management evaluated the relationships among the Company, NQ Beijing and Beijing Technology, as well as the relationships among the Company, Wanpu Beijing, and Wanpu Century, and the economic benefits flow of the applicable contractual arrangements. The Group concluded that NQ Beijing is the primary beneficiary of Beijing Technology, and Wanpu Beijing is the primary beneficiary of Wanpu Century. As a result, the results of operations, assets and liabilities of these VIEs and their subsidiaries have been included in the Company’s consolidated financial statements.

Summary of significant agreements current in effect

Exclusive Technical Consulting Services Agreement between NQ Beijing and Beijing Technology. Under the exclusive technical consulting services agreement, NQ Beijing has the exclusive right to provide to Beijing Technology the technical consulting services related to Beijing Technology’s business operation. NQ Beijing owns the intellectual property rights developed by either NQ Beijing or Beijing Technology in the performance of this agreement. Beijing Technology pays to NQ Beijing quarterly service fees, determined unilaterally by NQ Beijing due to its control over the VIE. The amount of service fees to be charged to the VIE are determined at sole discretion of NQ Beijing by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, and the operations of Beijing Technology. As of December 31, 2013, the retained earnings in the VIE was US$18,034 after being charged the service fees by NQ Beijing. The service fees are eliminated upon consolidation. This agreement is effective until NQ Beijing ceases to exist or is terminated at NQ Beijing’s sole discretion by giving 30 day’s advanced notice to Beijing Technology.

Exclusive Business Cooperation Agreements between Wanpu Beijing and Wanpu Century. Under the exclusive business cooperation agreements, Wanpu Beijing has the exclusive right to provide business support and technical services such as product development, system integration and maintenance, technology consulting, etc., to Wanpu Century in exchange for a service fee. In addition, Wanpu Beijing owns the intellectual property rights developed by both Wanpu Beijing and its VIE. The amount of service fees to be charged to the VIE are determined at sole discretion of Wanpu Beijing by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, and the operations of Wanpu Beijing. As of December 31, 2013, the aggregate of retained earnings in the VIE was US$3,024. The agreement has a term of ten years and is renewable on the same terms at Wanpu Beijing’s sole discretion.

Business Operation Agreements between NQ Beijing and the shareholders of Beijing Technology and between Wanpu Beijing and the shareholders of Wanpu Century. Under the business operation agreements, the registered shareholders of VIEs may not enter into any transactions that could materially affect the assets, liabilities, interests or operations of the VIEs, without prior written consent from NQ Beijing or Wanpu Beijing. In addition, the shareholders of VIEs irrevocably appointed NQ Beijing and Wanpu Beijing to vote on their behalf on all matters, including matters relating to the transfer of any or all of their respective equity interests in VIEs, and appointments of the directors, chief executive officer, chief financial officer, and other senior management of VIEs. These agreements are effective till the date when NQ Beijing or Wanpu Beijing is dissolved, and can be terminated at sole discretion of NQ Beijing or Wanpu Beijing with advanced written notices.

Powers of Attorney executed by the shareholders of Beijing Technology in favor of NQ Beijing and by the shareholders of Wanpu Century in favor of Wanpu Beijing. These powers of attorney irrevocably authorize NQ Beijing and Wanpu Beijing to vote on behalf of the registered shareholders on matters stipulated by laws and the “Article of Association”. These Powers of Attorney shall remain effective from the date they are signed to the date when NQ Beijing or Wanpu Beijing is dissolved in accordance with the laws of the People’s Republic of China, unless Business Operations Agreements are terminated in advance.

Equity Disposition Agreements between NQ Beijing and the shareholders of Beijing Technology and between Wanpu Beijing and the shareholders of Wanpu Century. Equity disposition agreements irrevocably granted NQ Beijing and Wanpu Beijing or their designated parties an exclusive option to purchase, to the extent permitted by the PRC law, any part or all of the equity interests in the VIEs from the registered shareholders. The exercise price for the options to purchase the equity interests is the minimum amount of consideration permissible under PRC law. The options are exercisable at any time at the sole discretion of NQ Beijing and Wanpu Beijing during the term of agreements. The registered shareholders agree not to transfer, pledge or dispose their equity interests of the VIEs in any way before NQ Beijing and NQ Wanpu exercise their options in full or deliver the written approval. Each agreement has a term of 10 years and renewable on the same terms at sole discretion of NQ Beijing or Wanpu Beijing.

Loan Agreements and Amended Loan Agreements between NQ Beijing and the shareholders of Beijing Technology and between the Company and the shareholders of Beijing Technology. Under these agreements, an aggregate of interest-free loans of RMB46,123 from NQ Beijing and 6% interest loan of US$250 from the Company were extended to the registered shareholders of Beijing Technology for sole purpose of contributing the registered capital to Beijing Technology in exchange for 100% of the equity interest in Beijing Technology. Without the prior consent of the Company and NQ Beijing, the registered shareholders of Beijing Technology cannot approve any transaction including merger, acquisition, new investments and etc., significantly affecting the registered shareholders’ rights of Beijing Technology. The loans have original terms of 10 years and are repayable if the Company and NQ Beijing decide to exercise their exclusive purchase option under Equity Disposition Agreements. The amendments requires that the loans can be settled fully only by the shareholders transferring the equity interests of Beijing Technology according to Equity Disposition Agreements to the Company and NQ Beijing.

Loan Agreement between Wanpu Beijing and the shareholders of Wanpu Century. Under these agreements, interest-free loans of RMB1,000 were extended to the registered shareholders of Wanpu Century for sole purpose of contributing the registered capital to the Wanpu Century in exchange for 100% of the equity interest in Wanpu Century. Without the prior consent of Wanpu Beijing, the registered shareholders of Wanpu Century cannot approve any transaction including merger, acquisition, new investments and etc., significantly affecting the registered shareholders’ rights of Wanpu Century. The loan has an original term of 10 years and is repayable if Wanpu Beijing decides to exercise their exclusive purchase option under Equity Disposition Agreement. The loan can be settled fully only by the shareholders transferring the equity interests of Wanpu Century according to Equity Disposition Agreements to Wanpu Beijing.

Equity Interest Pledge Agreements between NQ Beijing and the shareholders of Beijing Technology and between Wanpu Beijing and the shareholders of Wanpu Century. Under the equity interest pledge agreements, the registered shareholders of the VIEs pledged all of their respective equity interests in the VIEs to secure the VIEs’ obligations under Exclusive Technical Consulting Services Agreement, Exclusive Business Cooperation Agreements, Business Operation Agreements and Equity Disposition Agreements described above. The shareholders agree not to sell, mortgage or dispose of any of VIEs’ equity interest without prior written consents from NQ Beijing or Wanpu Beijing. These agreements are terminable only when the VIEs’ obligations under the other agreements are fully settled.

Amended and Restated Business Operation Agreement, Amended and Restated Equity Interest Pledge Agreement and Amended and Restated Equity Disposition Agreement between NQ Beijing and shareholders of Beijing Technology entered On June 6, 2012 was to reflect the increase of the registration capital of Beijing Technology from RMB10 million to RMB50 million. All the other terms remain the same as the original agreements.

Risks in Relation to the VIE Structure

It is possible that the Company’s conduct of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If such a finding were made, regulatory authorities with jurisdiction over the licensing and operation of such businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations, and have a material adverse impact on the Company’s cash flows, financial position and operating performance. The Company’s management considers the possibility of such a finding by PRC regulatory authorities to be remote.

In addition, it is possible that the agreements among WFOEs, VIEs and shareholders of the VIEs would not be enforceable in China if PRC government authorities or courts were to find that such agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company was unable to enforce these agreements, the Company would not be able to exert effective control over the affected VIEs. Consequently, the results of operations, assets and liabilities of the VIEs and its subsidiaries would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position and operating performance would be materially adversely affected. The Company’s agreements with respect to its consolidated VIE are approved and in place. The Company’s management believes that such agreements are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the agreements to be unenforceable.

Financial Information of VIEs

Due to the same reportable segments, the financial information of Beijing Technology and its subsidiaries as well as Wanpu Century were presented in aggregate as follows, which were included in the accompanying consolidated financial statements:

	As of December 31,
	2012	2013
	US$	US$
Cash and cash equivalents	7,549	11,472
Term deposits	101,503	70,528
Total current assets	162,890	201,118
Total non-current assets	35,779	138,728
Total assets	198,669	339,846
Intercompany payable to WFOEs for the service fees	9,037	18,858
Other intercompany payable to WFOEs	83,603	77,193
Total current liabilities	161,851	250,577
Deferred tax liabilities, non-current	1,910	2,301
Total liabilities	163,761	252,878

	For the Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Total net revenue	23,039	54,461	139,886
Net income / (loss)	(3,829)	4,399	21,098

	For the Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Net cash provided by operating activities	65,520	46,356	14,538
Net cash used in investing activities	(51,375)	(59,090)	(8,027)
Net cash provided by financing activities	—	5,546	—
Effect of exchange rate changes on cash and cash equivalents	49	(276)	(2,851)
Net increase/(decrease) in cash and cash equivalents balance	14,194	(7,464)	3,660

The VIEs contributed an aggregate of 57%, 59% and 71% of the consolidated revenues for the year ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2012 and 2013, the VIEs accounted for an aggregate of 75% and 50%, respectively, of the consolidated total assets, and 75% and 26%, respectively, of the consolidated total liabilities. The consolidated assets of VIEs mainly comprised of recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include goodwill and intangible assets acquired through business acquisitions, purchased servers and office facilities. The balances of these assets as of December 31, 2013 were included in the line of “Total non-current assets” in the table above. The unrecognized revenue-producing assets mainly consist of intellectual property, which had no recorded value.

Goodwill primarily represents the expected synergies from combining the acquired business with the business of the Company. Intangible assets acquired through business acquisition are comprised of customer relationships, non-compete agreements, revenue sharing agreements, user base, technologies and games. Please refer to Note 4 – “Business Combination” for goodwill and intangible assets acquired through business combination.

For intellectual property, as of December 31, 2013, the VIEs and their subsidiaries have developed 174 patent registrations and applications, including but not limited to patents covering anti-virus, anti-spam firewall, anti-phishing, contact management, agenda management and parental controls, with respect to consumer mobile security services. Some of these patents have been granted and are currently held by the VIEs, while others are still in the process of being registered. In addition, the VIEs hold 107 copyrights. Moreover, the VIEs have made 10 trademark registrations and approximately 88 registered domain names.

The VIEs’ business operations rely in part on the techniques covered by the following patents to generate revenues: (1) a patent on a method and system to subscribe, configure and move mobile telephone software service conveniently, which was filed in China in September 2007 and has a corresponding U.S. patent application file in May 2010, both of which were granted; and (2) a patent on a method and system for a self-learning intellectualized short message firewall for mobile terminals, which was filed in China in December 2009 and has a corresponding PCT application file in December 2010. (3) a patent on a method and system for anti-theft for mobile terminals, which was filed in China in December 2012 and has a corresponding PCT application in March 2013. (4) a patent on a method and system to show contents on mobile terminals, which was filed in China in October 2013. The last patent application is still pending and undergoing examination by the State Intellectual Property Office of the PRC, or SIPO and USPTO. According to Article 42 of China’s Patent Law, each of the Company’s granted patent rights for invention would have a term of twenty years, starting from its application date.

All intercompany transactions and balances were eliminated upon consolidation.

In accordance with the VIE agreements, the Company has power to direct activities of the VIEs and their subsidiaries, and can have assets transferred out of the VIEs and their subsidiaries without any restrictions. Therefore, the Company considers that there is no asset in the consolidated VIEs and their subsidiaries that can be used only to settle obligations of the consolidated VIEs except for registered capitals of US$7,744 and PRC statutory reserves of US$ 2,082, of their VIEs and VIEs’ subsidiaries, as of December 31, 2013. As the VIEs and their subsidiaries are incorporated as limited liability companies under the PRC Company Law, and as such the creditors of liabilities of these PRC incorporated VIEs have recourse only to the assets of these entities. Accordingly, the creditors of all the liabilities of the Company’s consolidated VIEs do not have recourse to the Company’s general credit.

Currently, there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting mobile value added services, enterprise mobility, advertising business and other services through the VIEs and their subsidiaries in the PRC, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

There is no VIEs where the Company has variable interests but is not the primary beneficiary.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE for which the Company is the ultimate primary beneficiary, and the VIE’s subsidiaries.

These consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Commencing January 1, 2013, due to the expansion of the Company’s business and diversification of revenue streams in 2013, revenue presentation was reclassified into categories of (i) mobile value added services, which includes original revenue stream of consumer mobile security and mobile games; (ii) enterprise mobility; (iii) advertising services; and (iv) other services. The comparative figures, for the years ended December 31, 2011 and 2012, have been reclassified to conform to the current presentation.

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

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risks inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

In a business combination achieved in stages, the Company re-measures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss in earnings.

(c) Use of estimates

The preparation of these consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. Management makes its estimates based on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include the allowance for doubtful accounts, the valuation allowance of deferred tax assets, the estimated useful lives of long-lived assets, the impairment assessment of long-lived assets and equity investments, the valuation and recognition of share-based compensation, and goodwill and fair value of identifiable assets and liabilities acquired through business combination.

(d) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(e) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months and equal or less than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the period.

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

	Balance at Beginning of Year	Charged to Expenses	Write-Offs Net of Recoveries	Balance at End of Year
	US$	US$	US$	US$
Allowance for doubtful accounts
2011	315	321	—	636
2012	636	459	—	1,095
2013	1,095	3,027	(204)	3,918

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

(i) Equity investments

The Company’s equity investments are comprised of privately-held companies and limited partnerships. The Company uses the cost method to account for investments in shares that are not common stock or in-substance common stock, or investments in shares that are common stock or in-substance common stock, but over which the Company does not have significant influence. The Company uses the equity method to account for common stock equivalent equity investments in private-held companies over which the Company has significant influence but does not own a majority equity interest or otherwise control. The Company also uses the equity method to account for investments in limited partnerships unless the Company’s equity interest is so minor that the Company may have virtually no influence over the partnerships operating and financial policies.

Cost method investments

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, the Company carries the cost method investments at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Equity method investments

In accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall, the Company initially records its equity method investments at cost and any excess of the cost of the investment over the proportional fair value of the underlying tangible and intangible assets and liabilities of the investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive income after the date of acquisition. The Company will discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero.

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

(n) Convertible Debts

In accordance with ASC subtopic 470-20, the convertible debts are initially carried at the principal amount of the convertible debts, adjusted by the fair value of any embedded put or call option. Debt premium or discounts, which are the differences between the carrying value and the principal amount of convertible debts at the issuance date, together with related debts issuance cost, are subsequently amortized using effective interest method as adjustments to interest expense from the debt issuance date to its first redemption date. Convertible debts are classified as a current liability if they are or will be callable by the Company or puttable by the debt holders within one year from the balance sheet date, even though liquidation may not be expected within that period.

(o) Functional currency and foreign currency translation

The Group’s reporting currency is the U.S. dollar (“US$”). The functional currency of the Company, NQ HK and NQ US is US$, while the functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB. In the consolidated financial statements, the financial information of the Company’s subsidiaries, VIE and VIE’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the statements of shareholders’ equity and comprehensive income.

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

(p) Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and/or service has been performed, the price is fixed or determinable and collection is reasonably assured.

In accordance with ASC 605-45, the Company adopts net presentation method for its revenue, under which revenues are net of business tax, related surcharges and value added tax.

Revenues presented in the consolidated statements of comprehensive income include revenues from mobile value added services that are comprised of consumer mobile security and mobile games, advertising services, enterprise mobility and other services.

Mobile Value Added Services Revenues

Consumer mobile security revenues

Consumer mobile security revenues are derived principally from providing premium mobile security and productivity services to end users. The basic functions of security and productivity services, including anti-virus, anti-malware, anti-spam, privacy protection, data backup and recovery are free of charge. The customers are charged for updating the anti-virus database on a pay-per-use basis or paying a fee to subscribe to the premium security and productivity services including continuous update of anti-virus database, continuous update of the semantics of anti-spam, and advanced privacy protection on a monthly, quarterly, semi-annually or annually basis. The Group recognizes revenue for premium services considered to be software-related (e.g., mobile security services) in accordance with industry specific accounting guidance for software and software-related transactions. For premium services where the customer does not take possession of fully-functioning software (e.g., mobile productivity services), the Group recognizes revenue pursuant to ASC 605, Revenue Recognition. Provided collectability is probable, revenue is recognized over the usage period which is the same for software-related services and services where software is incidental to the provision of the services. Basic functions and customer support are provided to end users free of charge, whether they subscribe to services or not. Customer arrangements may include premium mobile security and productivity services which are multiple elements. Revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element. Fair value is generally determined by vendor-specific- objective-evidence (“VSOE”). For all the periods presented, the usage period for the elements in arrangements that include multiple elements is the same. No allocation was performed as there is no impact from the allocation on revenue recognized.

Revenue for pay-per-use services is recognized on a per-use basis when the update is made. Proceeds from sale of subscription services are deferred when received and revenue for the subscription services is recognized on a straight-line basis over the estimated service period provided all revenue recognition criteria have been met.

The payment channels include wireless carriers and service providers, independent distributors of prepaid cards, and third-party payment processors.

Wireless carriers and service providers. The Group, via service providers, cooperates with wireless carriers to provide consumer mobile security services to the customers. In China, service providers have the exclusive licenses to contract with wireless carriers in offering consumer mobile security services to the end users and they are mainly responsible for assisting in the billing of consumer mobile security services. Wireless carriers are mainly responsible for billing, collection and customer support relating to the end users. Under certain circumstances, the Group itself is a service provider and contract directly with wireless carriers.

Fees paid for premium service are charged to the customers’ telephone bills and shared between us and wireless carriers. The sharing percentage is fixed and determined by wireless carriers. The Group does not enter into arrangements directly with the wireless carriers except when the Group acts as a service provider and the wireless carriers are not acting as an agent for us in the transactions. Therefore, the revenue recognized is net of the amounts retained by the wireless carriers.

The Group recognizes and report consumer mobile security services revenues on a gross basis based on service providers’ portion of the billings as the Group has the primary responsibility for fulfillment and acceptability of the consumer mobile security services and are considered a principal in the transactions. The amounts attributed to services providers’ share are determined pursuant to the arrangements between services providers and us and are recognized as costs of revenues.

To recognize consumer mobile security services revenues, the Group relies on wireless carriers and service providers to provide us with the billing confirmations for the amount of services they have billed to their mobile customers. At the end of each reporting period, when the wireless carriers or service providers are yet to provide us the monthly billing confirmations, the Group uses information generated from internal system as well as the historical data to estimate the amounts of collectable consumer mobile security services fees and to recognize revenue. Historically, there have been no significant adjustments to the revenue estimates.

Prepaid cards. The Group sells prepaid cards to customers through independent distributors. The customers can use the prepaid cards to subscribe to the premium services. Once the customers activate the premium services using the prepaid cards, the Group starts to recognize revenues on a straight-line basis over the service period. The unused cash balances remaining in users’ accounts are recorded as a liability in deferred revenue. While the Group has primary responsibility for fulfillment and acceptability, the Group does not have control of, and generally do not know, the ultimate selling price of the prepaid cards sold by the distributors, and therefore, net proceeds from the distributors form the basis of revenue recognition.

Third-party payment processors. The customers can also subscribe to premium services directly through the Company’s website and the billings are handled by third-party payment processors. Under these circumstances, the Group has the primary responsibility for fulfillment and acceptability and recognizes the revenue on a gross basis. The amounts attributed to third-party payment processors are recognized as costs of revenue.

Mobile games revenues

Mobile game revenues are derived principally from game operations for both third-party developed mobile games and self-developed mobile games and game licensing of self-developed mobile games to other third-party game operators.

Mobile game operations. The Group generates mobile games revenues from operating and publishing mobile games developed by third parties and itself. The Group enters into exclusive or joint operation agreements with developers for licensed mobile game applications. The Group distributes the games on Apple’s App Store, Android platforms, FL Mobile’s platforms and other channels (collectively, “Platforms”). Game players can download the free-to-play games and pay to acquire virtual currency which can be redeemed in the game for in-game virtual items.

The Group sells both consumable and durable virtual goods in games. Consumable goods are items that are used up one-time, while durable goods are items accessible to the user over an extended period of time. For games under joint operation, the Group recognizes revenue from the sales of both consumable goods and durable goods at once when the virtual items are delivered. For games under exclusive operations, the Group recognizes revenue from the sales of consumable goods when the goods are used up. The Group recognizes revenue from the sales of durable goods ratably over the estimated average playing period of paying users.

The Groups estimates the playing periods of paying users based on available data obtained since September 2012. On a quarterly basis, the Groups determines the estimated average playing period for paying players on a game by game basis, beginning at the time of a payer’s first purchase in that game and ending on a date when that paying player is no longer playing the game. The Group then calculates the average of the time periods from the first purchase date to the date the last player is expected to cease playing the game for each game player to determine the total average playing period for that game.

The Group determines that a paying player will cease playing a game once the Inactive Period has occurred. The Group defines the Inactive Period as the time period after which if a paying player has not logged onto a game, the possibility that he/she will continue to play the game in the future is very low. To determine the Inactive Period, the Group regularly analyzes the paying players’ activities on games to determine when the paying players stop playing the games. For the players who have not logged onto a game for 50 days as of the period end, the Group deems them inactive players. For the players who have not logged onto a game for less than 50 days as of the period end, the Group deems that they will cease to play the game after 90 days from the last date when they logged onto the game before the period end.

Currently estimated average playing periods of the mobile games are three months, based on current available game player information. The Group regularly reassesses these estimates and may revise such estimates in the future as additional game data becomes available and if and when future data indicates a change in playing patterns or behaviors.

Pursuant to agreements signed between the Group and game developers and between the Group and Platforms, revenues from the sale of game currency to be used for the purchase of virtual items are shared among the Group, game developers and Platforms for third-party developed games and between the Group and Platforms for self-developed games, based on a pre-agreed ratio for each game.

The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether the Group is acting as the principal in offering services to the game players or as an agent in the transaction, and the specific requirements of each agreement.

For third-party developed games under exclusive operation agreements and self-developed games, the Group recognizes revenue based on the gross amount billed to customers (i.e., inclusive of the amount retained by Platforms and the amounts paid to game developers under revenue-sharing arrangements if any), because the Group is able to determine pricing for the virtual items sold and is the primary obligor to the customers. The amount paid to Platforms and game developers are recorded as cost of services.

For third-party developed games under joint operation agreements, the game developer is considered the primary obligor to the customers and has latitude in establishing price. The Group accounts for such sales on a net basis by recognizing the commission it retains from each sale (i.e., revenue net of the amount retained by Platforms and the amounts paid to game developers under revenue-sharing arrangements).

To determine whether the Platform plays a role of primary obligor or an agent, the Group has considered ASC 605-45-45 and concluded that the Platform is an agent in the sale of in-game virtual items to the customers because it 1) is not responsible for the fulfillment of in-game virtual items and does not take overall responsibility of the services provided to the customers, 2) does not have pricing latitude and only receives a fixed commission, 3) does not have inventory risk, 4) does not change the virtual items sold or determine specifications of the game or the virtual items sold, and 5) does not have credit risk. In the case of self-developed games and third-party developed games under exclusive operation by the Group, Platforms are the agents of the Group. In the case of third-party developed games under joint operation, Platforms are the agents of the game developers.

Mobile game licensing. The Group licenses its self-developed games to other third-party game operators and generally receives revenue in forms of initial license fees, non-refundable minimum guarantee, monthly revenue-based fees under revenue-sharing arrangement or a combination. The initial license fee is generally a fixed amount and recognized ratably over the term of the license. The non-refundable minimum guarantee is generally a fixed amount and recognized once the fees are collected. The revenue-based fees under revenue-sharing arrangement are generally equal to a fixed percentage of the revenues generated by the game operators from the sale of virtual items and are recognized when the game operators provide the Group the monthly billing confirmation.

Advertising Revenues

Advertising revenues are derived principally from promotion of third-parties’ applications, games or services over a particular period of time, through a variety of patterns, which are classified into online advertising services and offline advertising services.

Online advertising revenues. The Group promotes third-parties’ games and applications through NQ security applications and interest-based online community applications in a variety of forms including but not limited to offer-walls, push-notification, and content integrations. Advertising fees are generally charged to advertisers on the cost per action (“CPA”) basis. The desired actions to be performed include but are not limited to activation, download, click, registration or opt-ins, which are determined by the advertisers. The revenues are generally recognized when the end users activate the applications, register accounts or deliver their opt-ins.

The Group also provides advertising services by embedding the advertisement in applications developed by third-party content providers. The Group signs agreements with advertisers and content providers separately. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether the Group is acting as the principal in offering services to advertisers or as an agent in the transaction, and the specific requirements of each agreement. After considering the Company’s obligations and risks, latitude in establishing price, determination of service specifications and etc., the Group concludes that the Group is the primary obligor in the contracts with advertisers. The fees are charged to advertisers on the CPA basis. The revenues are recognized by us on a gross basis pursuant to ASC 605-45, including payments to content providers. The advertising fees paid to the third-party content providers are recognized as costs of services.

Moreover, the Group provides advertisement placements on the Company’s websites and interest-based communities. The Group enters into pay-for-time (“CPT”) contracts with advertisers, under which the fixed price and advertising services are established upfront and charged ratably over the contractual period of display.

Offline pre-installation revenues. The Group provides with the pre-installation services to promote various applications in mobile phones. The revenues are recognized when the end users activate the applications or become active users within certain periods, pursuant to the contracts.

Enterprise Mobility Revenues

Enterprise mobility revenues are derived principally from hardware sales to enterprise users, technology and software development, and commission income shared from mobile network operators, all of which are provided on a stand-alone basis in the year of 2013.

The revenue from sale of hardware is recognized upon the time of delivery. Hardware is considered delivered to customers once customers acknowledge the receipt of the hardware delivered and the title and risk of loss have been transferred. For most of the hardware sales, these criteria are met at the time customers sign off the delivery notes.

The Group recognizes the revenue from technology and software development upon the delivery and acceptance by customers of the standard proprietary software or tailored enterprise software, which involves significant production, modification, or customization. These software arrangements generally include the right to postcontract customer support (“PCS”). The Group recognizes the technology and software development revenues immediately after the Group delivers the software since PCS is assessed insignificant after considering the facts of (i) no additional charges are incurred for PCS; (ii) all PCS are normally for a period of 6 months to 1 year; (iii) the estimated cost for such services is insignificant based on historical records; and (iv) the Group does not offer upgrades or enhancements to the software during PCS period and these services are expected to continue to be infrequent. The Group adopts completed-contract method to account for revenues from technology and software development, given the substantive acceptance terms in arrangements and short duration of development.

Commission income is derived from bringing enterprise users to the mobile network operators and is determined based on fixed percentages of actual charges to the enterprise users as agreed with the mobile operators. Commission incomes are recognized in the month in which the service is provided to the enterprise users. For the amount of revenues to be recognized, the Group firstly estimates the amount of service fee and recognizes revenue based on the fixed commission rates as stipulated on the contract that multiply the estimated customer charges. When the Group later receives the statements of actual charge issued by the mobile network operators, the Group records a true-up adjustment. Based on the historical experience, there had not been any material adjustments incurred.

Other Services Revenues

Other services revenues are derived principally from providing technology development and training services. The Group recognizes these revenues when performance is completed.

(q) Cost of revenues

Cost of revenues primarily consists of customer acquisition cost paid to third party business partners based on number of end users referred by them, which are expensed when earned by third party business partners, fees paid to the handset makers and promotion agents for them to preload the Group’s software and fees paid to or retained by SPs and third party payment processors for their services relating to the billing of the Group’s consumer mobile security revenues. Cost of revenues also includes the hardware procurement cost for enterprise mobility business, as well as fees paid to third-party content providers for advertising services and mobile game operations. Staff costs of those departments directly involved in providing mobile value added services, enterprise mobility and advertising services, as well as other services are also included in cost of revenues.

(r) Marketing and Advertising costs

Marketing and Advertising costs consist primarily of costs for the promotion of corporate image and product marketing. The Group expensed all marketing and advertising costs as incurred. Marketing and advertising costs for the years ended December 31, 2011, 2012 and 2013 are US$2,929, US$8,546 and US$13,318, respectively.

(s) Research and development

Research and development related expenses consist primarily of payroll-related expenses incurred for new product development and product enhancements. The Group expenses all costs incurred for the development of mobile security and productivity software, technology and software for enterprise customers, and technology of mobile platforms when incurred prior to the establishment of technological feasibility. Once the software has reached technological feasibility with a proven ability to operate in the market, all subsequent software development costs shall be capitalized until that software is marketed. The amount of costs qualifying for capitalization has been immaterial and, as a result, the Group did not capitalize any research and development costs for the years ended December 31, 2011, 2012 and 2013.

(t) Operating lease

Leases where substantially all the risks and rewards of ownership of the assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income on a straight line basis over the lease periods.

(u) Gain on change of interest in an associate

The gain on change of interest in an associate represents the difference at the time of change of interest in an associate between the transfer price and carrying amount of the interest transferred. The Group recognized a gain of US$943 from the change of equity interest in FL Mobile in the year ended December 31, 2012. See Note 4 – “Business Combination”. No sale of interest in an associate occurred in the year ended December 31, 2013.

(v) Government Grant

Government grant is recorded as a liability in deferred revenue when receive upfront, and recognize as other income or reduction of related expense in the period when (i) all of the conditions attached to the subsidy are satisfied or it is not subject to future return or reimbursement, and (ii) the subsidies have been received or become receivable with reasonable assurance. The Group recorded subsidies from the PRC government of US$155, US$40 and US$761 in other income for the years ended December 31, 2011, 2012 and 2013, respectively.

(w) Employee benefits

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

The Group recorded employee benefit expenses of US$1,250, US$1,845 and US$4,393 for the years ended December 31, 2011, 2012 and 2013, respectively.

(x) Share-based compensation

The Group grants share options and restricted shares to its selected employees, directors and non-employee consultants. Awards granted to employees with service conditions attached are measured at the grant date fair value and are recognized as an expense using graded vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses in the period and thereafter when the performance goal becomes probable to achieve.

Awards granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses over the estimated requisite service period, regardless of whether the market condition has been satisfied if the requisite service period is fulfilled.

Awards granted to non-employees are measured at fair value at the earlier of the commitment date or the date the services are completed, and are recognized using graded vesting method over the period the service is provided.

Binomial option-pricing models are adopted to measure the value of awards at each grant date or measurement date. The determination of fair value is affected by the share price as well as assumptions relating to a number of complex and subjective variables, including but not limited to the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The use of the option-pricing model requires extensive actual employee and non-employee exercise behavior data for the relative probability estimation purpose, and a number of complex assumptions.

(y) Non-controlling interest

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

(z) Treasury Shares

The Company accounted for those shares repurchased as treasury shares at cost in accordance with ASC 505-30, and the treasury shares acquired are shown separately in the shareholders’ equity as the Company has not yet decided on the ultimate disposition of those shares. If and when the Company cancels the treasure shares, the difference between the original issuance price and the repurchase price will be debited into additional paid-in-capital.

(aa) Income tax

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

(ab) Uncertain tax position

The Group adopts a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

(ac) Statutory reserve

The Company’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries in China are required to make appropriations to certain non-distributable reserve funds.

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

For the years ended December 31, 2011, 2012 and 2013, profit appropriation to the general reserve fund and the statutory surplus fund (“statutory reserve”) totaled US$nil, US$2,938 and US$6,698, respectively, and there was no profit appropriation to other reserve funds for any of those years.

(ad) Earnings (loss) per share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average number of common shares and potential common shares outstanding during the period for options and restricted shares under treasury stock method and for convertible debts under if-convertible method, if dilutive. Potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Earnings per share is computed on Class A common shares and Class B commons shares together, because both classes have the same dividend rights and the same participation rights in the Company’s undistributed earnings.

(ae) Related parties

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

(af) Comprehensive income

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

(ag) Segment reporting

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

The Company has determined that the business segments that constitute its primary reportable segments are consumer and enterprise. The consumer segment primarily consists of mobile value added services, which includes mobile security services and mobile games, advertising services and other services. The enterprise segment mainly consists of technology and software development services and hardware sales aggregated under enterprise mobility revenues.

Before 2012, the Group principally engaged in consumer mobile security and other services and operated and managed this business as a single segment. In 2012, the Group expanded its business by the acquisition of NationSky in enterprise mobility services and the acquisition of FL Mobile and its subsidiary, Red, in mobile games and advertising services. In 2013, the Group enhanced its business in enterprise mobility services and advertising services by a series of acquisitions, and generates revenue from the operations of such businesses. See Note 4 – “Business Combination” for more details.

The Company’s CODM separately reviewed key information of each of two operating segments consisting of consumer and enterprise, in order to optimize the management of operations. The Group’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies as they are facing different group of customers.

(ah) Fair value measurement

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

(ai) Effect of Recent Accounting Pronouncements

In March of 2013, the FASB issued guidance on “Foreign Currency Matters, Parent’s accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The main provisions of these amendments are to require the parent to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income, when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. For an equity method investment that is a foreign entity, a pro rata portion of the cumulative translation adjustment should be released to net income upon a partial sale of such an equity method investment. Additionally, the amendments are also applied to business combination that result in an acquirer obtaining of control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step-acquisition). The amendments are effective prospectively for fiscal year (and interim reporting periods within those years) beginning after December 15, 2013. The Group is currently evaluating the impact on its consolidated financial statement of adopting this guidance.

In June 2013, the FASB issued guidance on “Financial Services-Investment Companies, Amendments to Scope, Measurement, and Disclosure Requirements.” The amendments change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company, and provide comprehensive guidance for assessing whether an entity is an investment company. In addition, the amendments require an investment company to measure the non-controlling ownership interests in other investment companies at fair value rather than using the equity method of accounting. Moreover, the amendments require the additional disclosure about (a) the fact that the entity is an investment company and is applying the guidance in Topic 946, (b) information about changes, if any, in an entity’s status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. This amendment is effective for an entity’s interim and annual reporting periods in fiscal years that begin after December 15, 2013. The Group re-evaluated the characteristics of NQ Guotai, an equity investment company of the Group, in accordance with the updated guidance. Based on the assessment, NQ Guotai is still within the scope of investment companies and shall be accounted for using fair value approach.

In July of 2013, the FASB issued guidance on “Income Taxes – Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle an additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Group had evaluated that there was no impact on its consolidated financial statements of adopting this guidance.

In May of 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and IFRS. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the five steps: 1) identify the contract(s) with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; 5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. This amendments shall be applied retrospectively either to each prior reporting periods or with the cumulative effect of initially applying this amendments recognized at the date of initial application. There is no impact on the consolidated financial statements for current reporting periods since early adoption is not permitted. The Group is in process of evaluating the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the new revenue recognition guidance in the year of 2016.

In June of 2014, the FASB issued guidance on “Stock Compensation –Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The amendments clarify that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. No matter when the performance target becomes probable of being achieved, the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group had evaluated that there is no impact on the consolidated financial statements of adopting this guidance.

As of October 15, 2014, the Financial Accounting Standards Board (“FASB”) has issued ASU No. 2013-01 through ASU 2014-15, which are not expected to have a material impact on the consolidated financial statements upon adoption.

3. CONCENTRATION AND RISKS

(a) Credit risks

The Group holds its cash and bank deposits at Chinese financial institutions located inside the PRC with high credit ratings and good reputations and international financial institutions located outside the PRC with high credit ratings from internationally-recognized rating agencies and well-acknowledged in the worldwide. The Company manages its credit risks by diversity of deposit banks and strict consideration in selection of these institutions by taking into account their reputation, stability, ratings, reported cash reserve and etc.

Additionally, Chinese financial institutions are subject to a series of risk control regulation and PRC laws, which protect the third-party depositors’ rights over and interests in their depository capital. The PRC bank regulatory authorities are empowered to take over the operation and management when any PRC bank faces a material credit crisis.

(b) Concentration of risks

The Group collects revenues from customers as well as individual end users through payment channels which consist of wireless carriers, service providers, independent distributors, and third-party payment processors. The top 10 customers and payment channels accounted for 93%, 77% and 47% of the Group’s total net revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

The following table summarizes the percentage of the Group’s revenues from Tianjin Yidatong Technology Development Co., Ltd. (“Yidatong”) and other customers and payment channels which account for 10% or more of the total net revenues:

	For the Years Ended December 31,
	2011	2012	2013
Yidatong*	26%	22%	10%
D	13%	11%	6%
F	10%	8%	5%

*	The net revenues generated through Yidatong subsequently further decreased in 2014.

The following table summarizes the percentage of the Group’s accounts receivables due from Yidatong, and other customers and payment channels which account for 10% or more of the Group’s total accounts receivables:

	As of December 31,
	2012	2013
Yidatong	17%	14%
D	13%	7%
E	8%	6%

Revenues from consumer mobile securities accounted for approximately 89%, 74% and 42% of the Group’s total net revenues for the years ended 2011, 2012 and 2013, respectively. Revenues from mobile games accounted for approximately 1% and 11% of the Group’s total net revenues for the years ended 2012 and 2013, respectively. Revenues from advertising services accounted for approximately 11%, 10% and 19% of the Group’s total net revenues for the years ended 2011, 2012 and 2013, respectively. Revenues from enterprise mobility including hardware sales and software development accounted for approximately 14% and 27% of the Group’s total net revenues for the years ended 2012 and 2013, respectively.

Revenue derived from the PRC account for approximately 57%, 60% and 73% of the Company’s total net revenues for the years ended 2011, 2012 and 2013, respectively.

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

4. BUSINESS COMBINATION

For Enterprise Business

Acquisition of NationSky

On May 11, 2012, the Group acquired 55% of the equity interests in NationSky, which is engaged in enterprise mobility services, for cash consideration of US$3,157 and 2,300,000 common shares of the Company, the fair value of which was US$4,196. The Group began to consolidate NationSky’s financial statements on June 1, 2012. The purpose of the acquisition was to expand into the enterprise mobility market.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed and non-controlling interest based on their fair value was as follows (in thousands):

As of May 11, 2012
US$
Cash consideration	3,157
Shares consideration	4,196
Total consideration transferred	7,353
Cash	3,892
Other tangible assets	4,482
Identifiable intangible assets acquired	5,058
Liability assumed	(3,367)
Goodwill	2,083
Fair value of non-controlling interest	(4,795)
Total	7,353

Total identifiable intangible assets acquired upon acquisition mainly include customer relationships of US$1,310 with an estimated useful life of 6.6 years, revenue sharing agreements of US$2,462 with estimated useful life of 7.6 years, non-compete agreement of US$347 with estimated useful life of 6.6 years, and platform technology to develop the customized mobile applications of US$939 with estimated useful life of 5 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to enterprise segment. Goodwill primarily represents the expected synergies from combining operations of NationSky with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The fair value of non-controlling interest in NationSky has been determined in the valuation mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration a 20% discount for lack of control. The equity value close to the acquisition date was implied by the fair value of cash and shares transferred on the acquisition date as consideration for the acquisition.

The amount of net revenue and net income of NationSky included in the Group’s consolidated statements of comprehensive income from the acquisition date to December 31, 2012 are US$12,552 and US$1,184, respectively, for the year ended December 31, 2012.

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

On July 15, 2013, Beijing Technology acquired all of the remaining equity interest of NationSky held by the non-controlling shareholder, representing 45% of the outstanding share capital of NationSky, for an aggregate cash consideration of approximately US$11,024 and 8,352,940 common shares of the Company, the fair value of which is US$16,355. Effective upon July 15, 2013, NationSky became the wholly owned subsidiary of Beijing Technology.

Acquisition of NQ Shenzhen

On June 8, 2013, the Group acquired 100% of the equity interests in NQ Shenzhen for cash consideration of US$809 and 1,314,815 common shares of the Company, the fair value of which was US$2,125. NQ Shenzhen is primarily engaged in development of education platform and education software and providing education service by internet and multi-media mediums. The Group began to consolidate NQ Shenzhen’s financial statements on June 30, 2013. The purpose of the acquisition was to add a new category of software services to the Group’s growing product portfolio and expand the business into youth education industry.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired and liability assumed based on their fair value was as follows (in thousands):

As of June 30, 2013
US$
Cash consideration	809
Shares consideration	2,125
Total consideration transferred	2,934
Cash	66
Other working capital	51
Identifiable intangible assets acquired	599
Goodwill	2,218
Total	2,934

Total identifiable intangible assets acquired include customer relationships of US$243 with an estimated useful life of 3 years and platform technology of US$356 with an estimated useful life of 5 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to enterprise segment. Goodwill primarily represents the expected synergies from combining operations of NQ Shenzhen with those of the Group, which are complementary to each other and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The amount of net revenue and net losses of NQ Shenzhen included in the Group’s consolidated statements of comprehensive income from the acquisition date to December 31, 2013 are US$297 and US$19, respectively, for the year ended December 31, 2013.

Prior to the acquisition, NQ Shenzhen did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of NQ Shenzhen for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of NQ Shenzhen’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider NQ Shenzhen on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

Acquisition of Ruifeng

On October 15, 2013, the Group acquired 100% of the equity interests of Ruifeng for a fixed cash consideration of US$2,403 and 1,825,349 common shares of the Company, the fair value of which was approximately US$7,593. Ruifeng is primarily engaged in enterprise mobility system development and iOS training services. The purpose of the acquisition was to enhance the research and development capability in enterprise mobility and acquire the expertise for system and application development. The Group begins to consolidate Ruifeng’s financial statement on November 1, 2013.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired and liability assumed based on their fair value was as follows (in thousands):

As of November 1, 2013
US$
Cash consideration	2,403
Shares consideration	7,593
Total consideration transferred	9,996
Cash	15
Other current assets	1,949
Fixed assets	735
Identifiable intangible assets acquired	1,742
Goodwill	9,050
Payables to third party business partners	(2,663)
Other liability assumed	(832)
Total	9,996

Total identifiable intangible assets acquired mainly consist of (i) training license authorized by Apple of US$1,221 with an estimated useful life of 2.7 years; and (ii) mobile application technology of US$521, including mobile applications development, mobile system management, mobile marketing platform, etc, with an estimated useful life of 4.2 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to enterprise segment. Goodwill primarily represents the expected synergies from combining operations of Ruifeng with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The amount of net revenue and net losses of Ruifeng included in the Group’s consolidated statements of comprehensive income from the acquisition date to December 31, 2013 are US$88 and US$630, respectively, for the year ended December 31, 2013.

Prior to the acquisition, Ruifeng did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Ruifeng for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Ruifeng’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Ruifeng on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

For Consumer Business

Acquisition of FL Mobile and Red

On September 1, 2010, Beijing Technology signed an agreement under which Beijing Technology paid US$2,462 to FL Mobile, which was engaged in the promotion services of mobile applications in China, in exchange for 1) 33% of the equity interests in FL Mobile, and 2) the prepaid customer acquisition cost. The Group estimated separately the fair value of its equity investment and the fair value of the prepaid customer acquisition cost. Based on their relative fair value, the Group allocated US$1,007 as equity investment and US$1,455 as prepaid customer acquisition cost. The prepaid customer acquisition cost is being amortized until November 30, 2012 based on the number of estimated users developed for each reporting period under this program. The investment was accounted for under the equity method of accounting due to the Group’s inability to control FL Mobile prior to November 30, 2012.

In July 2012, the Company, through Beijing Technology, and all other shareholders of FL Mobile transferred 20% of the equity interest in FL Mobile to a new shareholder, in exchange for the transfer of certain intangible assets. Accordingly the equity interest of the Company on FL Mobile was decreased from 33% to 26.4%. The fair value of the intangible assets being valued were higher than the carrying amount of the equity interest which the Company transferred, which resulted in a gain of US$943 recorded by the Company as changes of interest in an associate for the year ended December 31, 2012.

On November 30, 2012, the Group acquired Red and the remaining equity interests in FL Mobile for the consideration of 12,346,647 common shares of the Company with certain sales restrictions, the fair value of which was US$16,421. As a result of this acquisition, the Group also made Red a wholly owned subsidiary of FL Mobile. The Company began to consolidate the consolidated financial statements of FL Mobile commencing on December 1, 2012. The purpose of the acquisition was to offer mobile games and interest-based community applications to the customers through FL Mobile’s platform.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed and previously held equity interests based on their fair value was as follows (in thousands):

As of November 30, 2012
US$
Fair value of previously held 26.4% equity interests	5,568
Consideration transferred	16,421
Total	21,989
Cash	490
Other tangible assets	4,167
Identifiable intangible assets acquired	4,977
Liability assumed	(3,493)
Goodwill	15,848
Total	21,989

In accordance with ASC 805 in a business combination achieved in stages the Group re-measured its previously held equity interest in FL Mobile on its acquisition-date fair value using the discounted cash flow method and recognized a gain of US$2,882 in other income for the year ended December 31, 2012. The significant inputs used in the valuation of the Group’s previously held equity interests in FL Mobile include (i) an assumed discount rate of 25%; (ii) an assumed terminal value based on a long-term sustainable growth rate of 3%; (iii) an assumed discount for lack of marketability of 25%; and (iv) the operating projections which are estimated based on historical pattern, future business plan and expected market growth rate.

Total identifiable intangible assets acquired upon acquisition mainly include customer relationships of US$80 with an estimated useful life of 4 years, user base of US$2,433 with an estimated useful life of 1.5 years, technology of various mobile platforms for mobile games downloading and knowledge sharing of US$2,273 with an estimated useful life of 4 years, and the self developed game acquired from Red of US$191 with an estimated useful life of 0.6 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of FL Mobile and Red with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The amount of net revenue and net income of FL Mobile and Red included in the Group’s consolidated statements of comprehensive income from the acquisition date to December 31, 2012 are US$707 and US$184, respectively, for the year ended December 31, 2012.

Prior to the acquisition, FL Mobile and Red did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of FL Mobile and Red for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of consolidated financial performance of FL Mobile and Red and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider FL Mobile and Red as an aggregate on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

Acquisition of Fanyue

On March 21, 2013, the Group acquired 51% of the equity interest in Fanyue, which is primarily engaged in off-line user acquisition services, for cash consideration of US$88 and 808,146 common shares of the Company, the fair value of which was US$1,490. The purpose of this acquisition is to expand business to off-line mobile advertising businesses. The Group began to consolidate Fanyue’s financial statements on March 21, 2013.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed and non-controlling interest based on their fair value was as follows (in thousands):

As of March 21, 2013
US$
Cash consideration	88
Shares consideration	1,490
Total consideration transferred	1,578
Cash	192
Other working capital	476
Identifiable intangible assets acquired	335
Goodwill	1,694
Fair value of non-controlling interest	(1,119)
Total	1,578

Identifiable intangible assets acquired upon acquisition represent customer relationships of US$335 with an estimated useful life of 2.8 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Fanyue with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The fair value of non-controlling interest in Fanyue has been determined in the valuation mainly based on the number of shares held by non-controlling shareholders and the equity value under non-controlling basis close to the acquisition date. The equity value under non-controlling basis was determined using discounted cash flow method considering the 6% premium to the discount rate of 25% used in controlling basis to reflect lack of control associated with non-controlling interest shareholders.

Prior to the acquisition, Fanyue did not prepare its financial statements in accordance with U.S. GAAP. The Company determined that the cost of reconstructing the financial statements of Fanyue for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Fanyue’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Fanyue on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

On September 13, 2013, FL Mobile entered into an agreement to acquire all of the remaining equity interest of Fanyue held by the non-controlling shareholders, representing 49% of the outstanding share capital of Fanyue, for aggregate cash consideration of approximately US$86 and 5,359,490 common shares of the Company, the fair value of which is US$23,410. Effective upon September 13, 2013, Fanyue became the wholly owned subsidiary of the Group.

The amount of net revenue and net income of Fanyue included in the Company’s consolidated statements of comprehensive income from the acquisition date to December 31, 2013 are US$9,107 and US$1,618, respectively, for the year ended December 31, 2013.

Acquisition of Best Partner

On September 6, 2013, the Group acquired 100% of the equity interests in Best Partner and its subsidiary Wanpu Beijing for 6,150,342 common shares of the Company, the fair value of which was approximately US$20,960. Best Partner is primarily engaged in mobile internet advertising and provides advertising services for smart phones operated under android and iOS systems by various forms, such as offer-wall advertising. Due to the restrictions of PRC laws and Regulation on Service Provider license, Best Partner runs its business mainly through its VIE Wanpu Century. The purpose of the acquisition was to enhance the Company’s performance in mobile internet advertising. As a result of management assessment, Wanpu Beijing is the primary beneficiary of both VIEs. Therefore, the Group begins to consolidate the financial results of Best Partner, Wanpu Beijing and its VIE on September 1, 2013.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired and liability assumed based on their fair value was as follows (in thousands):

As of September 1, 2013
US$
Shares consideration	20,960
Total consideration transferred	20,960
Cash	358
Other current assets	736
Fixed assets	165
Identifiable intangible assets acquired	3,339
Goodwill	16,362
Total	20,960

Total identifiable intangible assets acquired mainly consist of customer relationships of US$3,339, which have an estimated weighted average useful life of 3.3 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Best Partner with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The amount of net revenue and net income of Best Partner included in the Company’s consolidated statements of comprehensive income from the acquisition date to December 31, 2013 are US$6,220 and US$1,596, respectively, for the year ended December 31, 2013.

Prior to the acquisition, Best Partner did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Best Partner for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Best Partner’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Best Partner on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

Acquisition of Tianya

On September 24, 2013, the Group acquired 100% of the equity interests of Tianya for a fixed cash consideration US$163 and 2,932,850 common shares of the Company, the fair value of which was approximately US$13,702, plus additional variable share consideration up to a maximum of 2,932,850 shares that are contingent upon the achievement of specified performance targets through September 2015. Tianya primarily engages in search engine marketing in mobile healthcare industry and promotions of healthcare organizations in mobile healthcare applications. The purpose of the acquisition was to expand the Company’s business in mobile healthcare industry and to enhance the performance in mobile advertising business. The Group begins to consolidate Tianya’s financial statement on October 1, 2013.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired and liability assumed based on their fair value was as follows (in thousands):

As of October 1, 2013
US$
Cash consideration	163
Shares consideration	13,702
Contingent consideration	685
Total consideration transferred	14,550
Cash	420
Other current assets	479
Fixed assets	29
Identifiable intangible assets acquired	1,626
Goodwill	15,253
Liability assumed	(3,257)
Total	14,550

Total identifiable intangible assets acquired mainly consist of customer relationships valued at US$1,073 with an estimated useful life of 3.3 years and technology valued at US$553 with an estimated useful life of 5 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Tianya with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The amount of net revenue and net income of Tianya included in the Company’s consolidated statements of comprehensive income from the acquisition date to December 31, 2013 are US$1,017 and US$276, respectively, for the year ended December 31, 2013.

Prior to the acquisition, Tianya did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Tianya for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Tianya’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Tianya on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

Acquisition of Yinlong

In September of 2012, the Group acquired 18.9% of equity interest in Yinlong, which was mainly engaged in mobile music search and voiceprint recognition software services for a cash consideration of US$1,712. The equity investment was accounted for under the cost method, as the Group has no control or significant influence over Yinlong prior to November 11, 2013.

On November 11, 2013, the Group acquired additional 36.1% of the equity interests of Yinlong, accumulated to 55% of equity interest in Yinlong in aggregate, for a fixed cash consideration of US$2,664 and 1,409,666 common shares of the Company, the fair value of which was approximately US$3,803. The purpose of the acquisition was to acquire the core technology and mobile audio-based products of Yinlong. The Group began to consolidate Yinlong’s financial statements on December 1, 2013.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed, previously held equity interests and non-controlling interests based on their fair value was as follows (in thousands):

As of December 1, 2013
US$
Fair value of previously held 18.9% equity interest	2,694
Cash consideration	2,664
Shares consideration	3,803
Total	9,161
Cash	386
Other current assets	1,218
Fixed assets	52
Identifiable intangible assets acquired	2,118
Goodwill	12,382
Liability assumed	(533)
Fair value of non-controlling interest	(6,462)
Total	9,161

Total identifiable intangible asset acquired consists of core technology of voiceprint identification of US$2,118 with an estimated useful life of 5 years.

In accordance with ASC 805 in a business combination achieved in stages the Group re-measured its previously held equity interests in Yinlong on its acquisition-date fair value using the discounted cash flow method and recognized a gain of US$942 in other income for the year ended December 31, 2013. Significant inputs used in the income approach calculation include (i) an assumed discount rate of 24.5%; (ii) an assumed terminal value based on a long term sustainable growth rate of 3%; and (iii) the operating projections which are estimated based on historical pattern, future business plan and expected market growth rate.

The fair value of non-controlling interest in Yinlong has been determined in the valuation mainly based on the number of shares held by non-controlling shareholders and the equity value under non-controlling basis close to the acquisition date. The equity value under non-controlling basis was determined using discounted cash flow method considering the 3.6% premium to the discount rate of 24.5% used in controlling basis to reflect lack of control associated with non-controlling interest shareholders.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Yinlong with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The amount of net revenue and net losses of Yinlong included in the Company’s consolidated statements of comprehensive income from the acquisition date to December 31, 2013 are US$nil and US$314, respectively, for the year ended December 31, 2013.

Prior to the acquisition, Yinlong did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Yinlong for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Yinlong’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Yinlong on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

5. SHORT-TERM INVESTMENTS

Short term investments refer to the available-for-sale investments made in financial instruments with guaranteed return of principal upon maturity with a variable interest rate indexed to the performance of underlying assets.

The Group recorded realized (loss)/gains of US$29, US$nil and US$5 for the years ended December 31, 2011, 2012 and 2013, respectively. The Group did not record any unrealized gains for the years ended December 31, 2011, 2012 and 2013, respectively.

6. INVENTORY

	December 31,
	2012	2013
	US$	US$
Mobile devices	425	8,371
Others	4	81
Inventory impairment	—	(9)

Total	429	8,443

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2012	2013
	US$	US$
Housing loans to employees guaranteed by RPL (Note 23)	182	228
Advances to employees	2,073	3,524
Prepayments to business partners	1,874	21,187
Interest receivables	1,524	326
Receivables in connection with exercise of options	2,018	879
Receivables from an employee in connection with tax withheld for the vesting of the restricted shares	1,010	—
Share subscription monies receivables	1,198	1,317
Bridge loans in connection with ongoing investments	6,141	8,074
Prepayment for Inventory	681	479
Unsecured interest-free loans to related parties (Note 23)	—	4,902
Others	313	1,845

Total	17,014	42,761

The Group has interest-free bridge loan balances of US$6,141 and US$8,074 to potential investees in consideration of future acquisitions or investments on these investees, as of December 31, 2012 and 2013, respectively.

Prepayments to business partners represent prepaid customer acquisition costs, advanced advertising and promotion fees, prepaid revenue sharing costs to third-party game developers associated with game operation, and any deposits for rentals and office-related supplies and etc. The increase of the balance in 2013 was resulted from rapid business expansion and acquisition.

8. EQUITY INVESTMENTS IN ASSOCIATES

	December 31,
	2012	2013*
	US$	US$
Equity method investments
Beijing NQ Guotai Investment Management Limited Partnership (“NQ Guotai”)	—	16,402
GEMA International AG (“GEMA”)	—	285

Sub-total	—	16,687
Cost method investments
Pansi Infinity (Beijing) Technology Co., Ltd (“Pansi”)**	2,864	2,952
Shifang Huida Technology Co., Ltd (“Shifang”)**	2,386	2,460
Hesine Technologies International Worldwide Inc (“Hissage”)	6,416	6,416
SIINE., Ltd (“SIINE”)	600	600
Shanghai Yinlong Information and Technology Co., Ltd (“Yinlong”)	1,712	—
Asia Smart Media Inc. (“Asia Smart”)	—	3,901
Beijing Century Hetu Software Technology Co., Ltd (“Hetu”)	—	1,738
Beijing Showself Technology Co., Ltd. (“Showself”)	—	3,504
Tianjin Huayong Wireless Technology Co., Ltd. (“Huayong”)	—	43,714

Sub-total	13,978	65,285

Total	13,978	81,972

*	Balances are presented using period-end exchange rate of RMB against USD of year 2013.
**	Changes between the year of 2012 and 2013 are resulted from appreciation of RMB against USD.

Equity method investment

In December of 2012, NQ Guotai was set up. The Group would invest RMB99,000 (US$16,238) through Tianjin QingYun, a subsidiary of Beijing Technology, in NQ Guotai in exchange for 49.5% of the equity interest. Tianjin Qingyun is a limited partner of NQ Guotai. On April 9, 2013, Beijing Wuyue Tianxia Investment Consulting Ltd, the general partner of NQ Guotai, withdrew its investment and transferred its 0.5% of the equity interest of NQ Guotai to Tianjin Qingyun for cash consideration of RMB1,000 (US$164). Meanwhile, Wangqin Guotai (Beijing) Capital Fund Management Ltd. was appointed as the new general partner and injected capital of RMB2,000 (US$328) to NQ Guotai. As of June 30, 2013, the Group fully injected the capital of RMB100,000 (US$16,402) and obtained 49.505% of equity interest in NQ Guotai. The Group accounted for the investment by equity method as the Group does not have control over NQ Guotai after considering various factors such as the board seats the Group has in the general partner of NQ Guotai. According to ASC 946, NQ Guotai meets all characteristic of an investment company and adopts fair value approach to account for its investments due to the sole purpose for returns from capital appreciation and investment income. The Group evaluated the fair value of each investment conducted by NQ Guotai by considering the development stage of each investment, work force, customer and vendor relationships, financial conditions including historical financial statements and future financial forecasts, risk factors, comparable companies in the same industry, time of investments to balance sheets date and price of recent investment by new investors, with various approaches applied, such as income approach, market approach or replacement cost approach, as appropriate. The management concluded that the fair value of all investments performed by NQ Guotai approximates to the initial costs, as no factors that may cause the significant change in fair value of investments were observed since the date of investments. The Group recognized no investment gain or loss for years ended December 31, 2012 and 2013, respectively.

In September of 2013, the Group, through NationSky, acquired 28.76% of equity interest of GEMA for a cash consideration of US$285. GEMA is primarily engaged in global enterprise mobility device management services. The Group had significant influence over GEMA. Therefore, the equity method is adopted to account for its investment in GEMA. An independent third-party valuation firm was hired to evaluate the fair value of assets and liabilities of this equity investment. The investment cost allocation comprises of (i) US$58 of share of net tangible assets acquired; (ii) US$46 of share of identified intangible assets with 10 years of estimated useful life; and (iii) US$181 of equity investment goodwill.

Cost method investment

In June of 2012, the Group acquired 30% of the equity interests in Pansi, which is primarily engaged in applications and services of mobile platform, for a cash consideration of US$2,864.

In June of 2012, the Group acquired 25% of the equity interests in Shifang, which is primarily engaged in research and development of mobile internet browsers and web navigational site, for a cash consideration of US$2,386.

In August of 2012, the Group acquired equity interests in Hissage, a provider of mobile messaging solution that provides with mobile push notification and messaging service across various radio access technologies and wireless carriers, for a cash consideration of US$500 and 3,821,655 common shares with fair value of US$5,916. As of December 31, 2013, the number of shares the Group holds represented 35.14% equity interest in Hissage.

In August of 2012, the Group acquired 15.7% of the equity interests in SIINE, a designer, manufacturer and marketer of user interface tools for Web, Connected TV, Gaming and Mobile devices for a cash consideration of US$600.

In September of 2012, the Group acquired 18.9% of the equity interests in Yinlong, which mainly engaged in mobile music search and voiceprint recognition software services, for a cash consideration of US$1,712. In November of 2013, the Group acquired additional 36.1% of equity interests, accumulative to 55% of equity interests in Yinlong. The Group started to consolidate Yinlong from November 2013. Please see “Note 4 – Business Combination” for further information.

In May of 2013, the Group acquired 35.22% of the equity interests in Asia Smart, which is a new media company, for a cash consideration of US$2,000 and 1,152,013 common shares with fair value of US$1,901. As of December 31, 2013, the Group’s equity interest in Asia Smart was diluted to 34.16% due to incoming of new investors.

In June of 2013, the Group acquired 20% of the equity interests in Hetu, which is a mobile game developer, for a cash consideration of US$16 and 1,150,385 common shares with fair value of US$1,722 on the investment date. As of December 31, 2013, the Group’s equity interest in Hetu was diluted to 18.18% due to incoming of new investors.

In September of 2013, the Group acquired 20% of the equity interests in Showself, which provides entertainment and dating platforms on mobile internet, for a cash consideration of US$500 and 885,478 common shares valued at US$3,004 on the investment date.

In September of 2013, the Group acquired 10% of the equity interests of Huayong, which primarily is engaged in the research and development, customizing and marketing of live wallpapers for smart phone using Android system, for a cash consideration of US$2,060. Meanwhile, the Group injected additional cash US$5 along with all other shareholders proportionately for capital increase. In December of 2013, the Group acquired additional 29.01% of equity interest of Huayong for a cash consideration of US$34,634 and 3,039,449 common shares valued at US$7,015. In accordance with the agreements entered into in December of 2013, the Group has a right (“Further investment option”) but not obligation to purchase the equity interest of Huayong up to a maximum of 58%.

As of December 31, 2013, the Group used the cost method to account for these investments above since the equity interests the Group holds in these entities did not have risk and reward characteristics that are substantially similar to common share or in-substance common shares.

The Group performed an impairment test on both equity method and cost method investments by considering current economic and market conditions, operating performance, development stages and technology development, and engaged an independent third-party valuation firm to estimate the fair value of certain cost method investments, as appropriate. The Group recognized no impairment losses of equity investments for the years ended December 31, 2012 and 2013.

9. PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2013
	US$	US$
Computer equipment	1,991	3,118
Leasehold improvements	1,034	1,103
Electronic equipment	344	548
Office equipment	983	1,790
Motor vehicles	50	50

Total	4,402	6,609

Less: accumulated depreciation	(1,968)	(2,994)

Property and equipment, net	2,434	3,615

The depreciation expense for property and equipment was US$465, US$644 and US$1,223 for the years ended December 31, 2011, 2012 and 2013, respectively.

10. INTANGIBLE ASSET, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2013
Items	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	US$	US$	US$
Computer software	2,969	(1,056)	1,913
Domain name use right	1,550	(388)	1,162
Revenue sharing agreement	2,559	(533)	2,026
Customer relationship	6,479	(903)	5,576
Non-compete agreement	361	(87)	274
User base	2,509	(1,812)	697
Technology	6,889	(1,121)	5,768
Game	197	(197)	—
Licenses	1,230	(113)	1,117

Total	24,743	(6,210)	18,533

	As of December 31, 2012
Items	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	US$	US$	US$
Computer software	2,873	(443)	2,430
Domain name use right	1,550	(233)	1,317
Revenue sharing agreement	2,482	(191)	2,291
Customer relationship	1,400	(118)	1,282
Non-compete agreement	350	(31)	319
User base	2,434	(67)	2,367
Technology	3,214	(172)	3,042
Game	191	(26)	165

Total	14,494	(1,281)	13,213

The amortization expense related to intangible assets for the years ended December 31, 2011, 2012 and 2013 was US$132, US$983 and US$4,735, respectively.

Computer software is amortized over 5 years in average using straight-line method. Domain name (NQ.com) licensed from third party is amortized over 10 years, the same as the term of the contract, under the straight-line method.

The acquired intangible assets from business combination are recognized and measured at fair value with assistance from an independent third-party valuer and are amortized as expenses using the straight-line approach over the estimated economic useful lives as follows:

Estimated weighted average useful life
Revenue sharing agreement	7.6 years
Customer relationships	4.0 years
Non-compete agreement	6.6 years
User base	1.5 years
Technology	4.6 years
Game	0.6 years
License	2.7 years

The weighted-average amortization period for total net intangible assets of US$18,533, as of December 31, 2013, will be 4.0 years. As of December 31, 2013, estimated amortization expenses for future periods were expected to be as follows:

Amount
US$
For the year ending
2014	5,529
2015	4,827
2016	4,319
2017	1,877
2018	1,238
2019 and thereafter	743

Total	18,533

11. GOODWILL

The changes in carrying value of goodwill by reportable segments for the years ended December 31, 2012 and 2013 are as follows:

	Consumer	Enterprise	Total
	US$	US$	US$
Balance as of December 31, 2011	—	—	—
Increase in goodwill related to acquisition	15,848	2,083	17,931
Foreign currency translation adjustment	10	17	27
Impairment losses	—	—	—
Balance as of December 31, 2012	15,858	2,100	17,958
Increase in goodwill related to acquisition	45,691	11,268	56,959
Foreign currency translation adjustment	942	161	1,103
Impairment losses	—	—	—

Balance as of December 31, 2013	62,491	13,529	76,020

On November 1, 2013, the Company tested impairment of goodwill at the level of reporting units, which comprise of mobile value added services excluding mobile games, mobile games, advertising and enterprise mobility. The reporting units of mobile value added services excluding mobile games, mobile games and advertising units are aggregated and presented as one reportable segment of consumer. The reporting unit of enterprise mobility is presented separately as the reportable segment of enterprise.

The Company firstly performed qualitative analysis by taking into consideration of macroeconomics, overall financial performance and industry and market conditions, to assess whether it is more likely than not that the fair value of these reporting units were less than their carrying value. Based on the qualitative assessment, the Company determines that it is not more likely than not that the fair value of the reporting units of mobile value added services excluding mobile games, mobile games, advertising and enterprise mobility is less than their carrying value. The first and second steps of the goodwill impairment test are unnecessary.

The management was not aware of the occurrence of any significant events or circumstance changes from the assessment date to December 31, 2013, that would be more likely than not to reduce the fair value of reporting units below their carrying values. Hence, the Group concluded that goodwill was not impaired for the year ended December 31, 2013.

12. FAIR VALUE MEASUREMENT

Recurring

The Group measured its financial assets including cash equivalents, term-deposits, short-term investments, and equity investments in an investment company at fair value on a recurring basis as of December 31, 2012 and 2013.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2012 and 2013:

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Term deposits	103,331	—	103,331	—
Equity investment in NQ Guotai (Note 8)	16,402	—	—	16,402

Total	119,733	—	103,331	16,402

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
7-day depositary notice	12,728	—	12,728	—
Term deposits	101,503	—	101,503	—
Short-term investments	7,573	—	7,573	—

Total	121,804	—	121,804	—

A summary of changes in fair value of Level 3 assets for the year ended December 31, 2013 is as follows:

As of December 31,
2013
US$
Beginning balance as of January 1, 2013	—
Capital injection in NQ Guotai	16,402
Total gain or losses included in earnings from equity investment in NQ Guotai	—
Settlements	—

Ending balance as of December 31, 2013	16,402

7-day depositary notice

The Company has 7-day depositary notice of US$12,728 as of December 31, 2012. The deposits are classified within Level 2, because there generally were no quoted prices as of the reporting dates in active markets for identical term deposits. Given the short terms of these deposits, the fair value of cash equivalents approximates to cost. The balance of the deposits was included in cash and cash equivalents in consolidated Balance Sheet as of December 31, 2012. The Company has no short-term deposits as of December 31, 2013.

Term deposits

The Company’s term deposits include deposits with original maturities of more than three months but equal or less than one year. These term deposits are classified within Level 2, because there generally were no quoted prices as of the reporting dates in active markets for identical time deposits and therefore, in order to determine their fair value, the Company had to use observable inputs other than quoted prices in active markets for identical term deposits. The carrying amounts of term deposits approximate to their fair values due to their short-term maturities.

Short-term investments

To estimate the fair value of investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group refers to the quoted rate of return provided by banks at the end of each period using discounted cash flow method. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement. The financial instruments are issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets. Since the Group did not intend to hold the investment over one year, they are classified as short-term investments in the year of 2012. The investment has been fully settled in the early of year 2013.

Equity Investment in NQ Guotai

The Group uses equity method to account for equity investment in NQ Guotai and fair value method to account for investments conducted by NQ Guotai. The fair value of investments made by NQ Guotai is determined by various approaches, including the income approach, market approach and the replacement cost approach, as appropriate. The major qualitative and quantitative inputs in valuation of fair value are development stage, work force, customer and vendor relationships, risk factors, financial conditions including historical financial statements and future financial forecasts, comparable companies in the same industry, time of investments to balance sheet date and price of recent investment by new investors. The fair value of the equity investments conducted by NQ Guotai represents level 3 valuations as the assumptions used in valuing the investments were not directly or indirectly observable in the market and involved a lot of management judgment. See Note 8 – “Equity Investments”.

Non-recurring

The Group measured certain financial assets, including equity method investments excluding investment in the investment company and cost method investments, at fair value on a nonrecurring basis and recorded these assets at fair value only when impairment is recognized. The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value on a nonrecurring basis and recorded these assets at fair value only when other-than-temporary impairment is recognized. These assets are considered Level 3 assets because the Group used unobservable inputs to determine their fair values

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables

Accounts receivable and certain other current assets are financial assets with carrying values that approximate to fair value due to their short term nature. Short-term accounts payable and accrued liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The Group estimated fair values of other short-term receivables and payables using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Long-term payables and Other non-current assets

Long-term payables and other non-current assets are financial liabilities and assets with carrying values that approximate fair value due to the change in fair value after considering the discount rate, being immaterial.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2012	2013
	US$	US$
Salaries and social welfare payables	3,769	6,595
Taxes payables except for income taxes	5,651	10,246
Rental payables	259	714
Accrued legal and professional expenses	1,175	3,680
Accrued traveling and entertainment expenses	411	514
Accrued office related expense	365	1,027
Accrued interests payable in connection with convertible debts	—	1,418
Others	168	2,207

Total	11,798	26,401

14. SHARE-BASED COMPENSATION

2007 Share Plan and 2011 Share Plan

On June 7, 2007, the Board of Directors of the Company passed a resolution to adopt the 2007 Global Share Plan (the “2007 Share Plan”) that provides for the granting of options to selected employees, directors and non-employee consultants to acquire common shares of the Company at exercise prices determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 10,000,000 common shares for the issuance under the 2007 Share Plan. On December 15, 2007, the Board of Directors passed a resolution to increase the number of shares reserved for issuance under the Plan to 21,176,471 common shares. On April 26, 2010, December 15, 2010 and February 28, 2011, the Board of Director of the Company passed resolutions to increase the number of shares reserved for issuance under the 2007 Share Plan to 26,415,442, 36,415,442 and 44,415,442 common shares, respectively. As of December 31, 2013, no awards are available for future grants.

On March 15, 2011, the Board of Directors of the Company passed a resolution to adopt the 2011 Share Incentive Plan (the “2011 Share Plan”) that provides for the granting of options, restricted shares or restricted share units (collectively the “Awards”) to selected employees, directors, and non-employee consultants to acquire common shares of the Company. The exercise prices of the options are determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 13,000,000 common shares for the issuance under the 2011 Share Plan. The Company may grant Awards that entitle holders to up to 13 million shares (the “Authorized Grant Pool”). For every year thereafter, starting in 2012, the Company may add up to a certain number of shares to the Authorized Grant Pool (the “Annual Increase Amount”). The Annual Increase Amount is defined as the number of shares underlying all awards granted in the previous year that are still outstanding. As of December 31, 2011, 2012 and 2013, Awards available for future grants amounted to 2,970,500 and 5,944,731 and 2,954,350 commons shares respectively.

Vesting of Awards

All Company’s Awards will be exercisable only if Award holder continues employment or non-employee consultant provides service through each vesting date. Granted Awards follow any of the following vesting schedules below:

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

Schedule IV:

1. 1/16 of the Awards will become vested each calendar quarter on the same day of the quarter as the vesting commencement date over a four-year period thereafter, until fully vested (4 years) or vesting terminates pursuant to terms of 2007 Share Plan.

Schedule V:

1. 1/24 of the Awards will become vested each calendar quarter on the same day of the quarter as the vesting commencement date over a six-year period thereafter, until fully vested (6 years) or vesting terminates pursuant to terms of 2007 Share Plan.

Schedule VI:

1. 25% of the Awards will become vested when granted and not subject to any vesting terms;

2. 3/48 of the Awards will become vested each quarter on the same day of the quarter as the vesting commencement date over a three-year period thereafter, until fully vested (3 years) or vesting terminates pursuant to terms of 2011 Share Plan.

Schedule VII:

1. 1/24 of the Awards will become vested each month on the same day of the month as the vesting commencement date over a two-year period thereafter, until fully vested (2 years) or vesting terminates pursuant to terms of 2011 Share Plan.

Schedule VIII:

1. 25% of the Awards will become vested on the first-year anniversary of the vesting commencement date;

2. 3/48 of the Awards will become vested each quarter on the same day of the quarter as the vesting commencement date over a three-year period thereafter, until fully vested (4 years) or vesting terminates pursuant to terms of 2011 Share Plan.

Significant modification

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

On October 28, 2013, the Group entered into Amendment of Service Agreement with each external consultant to clarify their duties and penalties of default of Service Agreement. Upon the execution of such amendment, a performance commitment was established. As such, 1,451,680 unvested options and 4,850,635 unvested restricted shares in total to non-employee consultants were remeasured based on the fair value of respective awards on modification date. There are no incremental expenses related to this amendment.

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

As a result, the Company totally granted 19,000,000 restricted shares, considering the 10,000,000 restricted shares that the Company granted to the Co-CEO on January 8, 2012. Of the 19,000,000 restricted shares, 9,500,000 restricted shares are subject to a four-year service condition and the remaining 9,500,000 are subject to the either specific performance or market conditions for the next four years.

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

On April 3, 2013, an amendment was signed among the Company, the NQ US and the Co-CEO, under which the market conditions were removed and the performance conditions was revised for the restricted shares that will vest in 2013 through 2015. This was determined to be a modification to the awards granted to the Co-CEO. There was no incremental compensation related to this modification, based on the difference between the fair value of the modified awards and the fair value of the original award immediately before the modification.

Compensation expense of US$12,330 and US$6,428 were recognized relating to the 19,000,000 restricted shares for the year ended December 31, 2012 and 2013. Total unrecognized compensation expenses relating to these restricted shares amounted to US$4,706 as of December 31, 2013 and are expected to be recognized over a weighted-average period of 2.0 years as of December 31, 2013.

b.	Share Awards in connection with business acquisition

In May 2012, the Company granted 2,875,000 restricted shares to the selling shareholder of NationSky as a result of acquiring 55% equity interest in NationSky, of which 1,725,000 restricted shares are subject four-year service condition. 25% of 1,725,000 will vest on the first anniversary of the acquisition date and 1/48 of 1,725,000 will vest each month over a three-year period thereafter. The remaining 1,150,000 restricted shares are subject to both service and performance conditions from year 2012 through year 2013 and will vest immediate when the performance conditions are satisfied. In July 2013, the Company granted 3,705,882 restricted shares to the selling shareholder of NationSky as a result of acquiring remaining 45% equity interest, all of which are subject to both service and performance condition from the year 2013 through the year 2014 and will vest immediate when the performance conditions are satisfied.

In November 2012, the Company granted 18,519,971 restricted shares to the selling shareholder of FL Mobile and Red, of which 6,173,324 restricted shares are subject four-year service condition. Every 25% of 6,173,324 will vest at the end of each calendar year commencing from year of the acquisition over a four-year period. The remaining 12,346,647 restricted shares are subject to both performance and service conditions from year 2013 to year 2014 and will vest immediate when the performance conditions are satisfied. In 2013, the Company also granted and vested immediately 3,169,734 restricted shares to FL Mobile to reward their outperformance in 2013.

In March 2013, the Company granted 2,020,365 restricted shares to the selling shareholder of Fanyue for acquiring 51% of the equity interest in Fanyue, of which 808,145 restricted shares are subject four-year service condition. Every 25% of 808,145 will vest at the end of each calendar year commencing from year of the acquisition over a four-year period. The remaining 1,212,220 restricted shares are subject to both performance and service conditions from the year 2013 through year 2014 and will vest immediately when the performance conditions are satisfied. In September 2013, the Company granted 2,296,930 restricted shares and a variable number of restricted shares up to the maximum of 15,365,703 to the selling shareholder of Fanyue as a result of acquiring the remaining 49% equity interest, all of which are subject to both service and performance conditions from the year 2014 through the year 2015.

In September 2013, the Company granted 4,100,228 restricted shares and a variable number of restricted shares up to the maximum of 6,833,713 to the selling shareholders of Best Partner, of which 1,537,586 restricted shares are subject to three-year service condition and will vest ratably over three-year period on each anniversary of the acquisition date. The remaining restricted shares are subject to both service conditions and performance conditions and will vest immediately when the performance conditions are satisfied.

In October 2013, the Company granted 969,977 restricted shares and a variable number of restricted shares up to the maximum of 2,781,696 to the selling shareholders of Ruifeng, of which 387,991 restricted shares are subject four-year service condition and will vest ratably over a four-year period on each anniversary of the acquisition date. The remaining restricted shares are subject to both performance and service conditions from the year 2013 through the year 2015 and will vest immediately when the performance conditions are satisfied.

In November 2013, the Company granted 2,888,000 restricted shares to the selling shareholders of Yinlong due to achievement of performance conditions and service conditions, which will vest ratably each fiscal quarter over a two-year period, commencing from the next fiscal quarter after performance conditions are satisfied.

For restricted shares granted in connection with the above acquisition activities, the value of the restricted shares is determined on the fair value of the acquisition date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service condition attached is recognized as the compensation expense using the graded-vesting method. The value of restricted shares with performance conditions attached is recognized as compensation expense using the graded-vesting method only when the achievement of performance conditions becomes probable. The Company performs assessment of probability on a quarterly basis and recognizes the compensation expenses on a prospective basis.

The Company recognized expenses of US$1,549 and US$30,222 for the years ended December 31, 2012 and 2013. The total unrecognized compensation expenses relating to these restricted shares amounted to US$51,799 as of December 31, 2013 and are expected to be recognized over a weighted-average period of 3.2 years as of December 31, 2013.

c.	Share Awards to executive officers

On September 18, 2013, the Company granted to an executive officer 750,000 options and 750,000 restricted shares subject to service condition following vesting schedule of Schedule I, and an aggregate of 2,500,000 restricted shares subject to multiple market conditions with weighted average requisite service period of 2.1 years.

On August 12, 2013, the Company granted 287,150 restricted shares to one director subject to service conditions following vesting schedule of Schedule VIII. The value of the restricted shares is determined on the fair value of the employment commencing date, on which all criteria for establishing the grant dates were satisfied.

The Company recognized expenses of US$3,102 related to the above two executive officers for the year ended December 31, 2013. The total unrecognized compensation expenses relating to these restricted shares amounted to US$10,500 as of December 31, 2013 and are expected to be recognized over a weighted-average period of 3.7 years as of December 31, 2013.

Summary of Share Option Activities

The following tables summarize the Group’s share option activities for the years ended December 31, 2011, 2012 and 2013:

Granted to Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US$	US$	US$
Outstanding as of December 31, 2010	25,045,617	0.20	8.58	33,775
Options granted	15,657,942	1.24	—	—
Options granted contingent upon IPO	90,883	0.40	—	—
Option exercised	(16,217,250)	0.14	—	—
Options forfeited	(881,590)	0.53	—	—
Outstanding as of December 31, 2011	23,695,602	0.92	8.88	3,194
Options granted	3,535,450	1.35	—	—
Options exercised	(1,943,515)	0.28	—	—
Options forfeited	(1,464,126)	0.90	—	—
Outstanding as of December 31, 2012	23,823,411	1.04	8.22	4,077
Options granted	8,077,000	1.45	—	—
Options exercised	(3,137,500)	0.71	—	—
Options forfeited or cancelled	(1,372,120)	1.06	—	—
Outstanding as of December 31, 2013	27,390,791	1.20	7.80	47,769
Vested and exercisable as of December 31, 2011	4,208,831	0.27	7.42	3,316
Vested and exercisable as of December 31, 2012	9,143,752	0.85	7.69	3,275
Vested and exercisable as of December 31, 2013	11,585,914	0.98	6.99	22,746

Granted to Non-Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US$	US$	US$
Outstanding as of December 31, 2010	10,375,000	0.23	6.12	13,716
Options granted	2,337,500	0.93	—	—
Options exercised	(10,375,000)	0.23	—	—
Outstanding as of December 31, 2011	2,337,500	0.93	9.92	283
Options granted	450,000	1.35	—	—
Outstanding as of December 31, 2012	2,787,500	1.00	9.01	577
Options granted	975,000	1.18	—	—
Options exercised	(322,910)	0.95	—	—
Options forfeited or cancelled	(470,840)	1.16	—	—
Outstanding as of December 31, 2013	2,968,750	1.04	8.30	5,639
Vested and exercisable as of December 31, 2011	1,000,000	0.91	9.84	144
Vested and exercisable as of December 31, 2012	1,584,375	0.99	8.97	348
Vested and exercisable as of December 31, 2013	1,570,833	0.98	8.07	3,079

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day of each year end and the exercise price. The total intrinsic values of options exercised during the years ended December 31, 2011, 2012 and 2013 were US$15,108, US$2,707 and US$7,136, respectively.

Management is responsible for determining the fair value of options granted to employees and non-employees and considered a number of factors including valuations. As disclosed in Notes 2(x), the Group’s share-based compensation cost is measured at the fair value of the award as calculated under the Binomial option-pricing models.

Assumptions used in the option-pricing model are presented below:

Granted to Employees	2011	2012	2013
Average risk-free interest rate	2.70%-4.20%	1.04%-3.00%	2.26%-3.16%
Exercise Multiple	2.0-3.0	2.2-2.8	2.0-2.8
Expected Forfeiture Rate	0%-2%	0%-5%	0%-7%
Expected option life	10 years	10 years	10 years
Volatility rate	66%-77%	51%-68%	42%-50%
Dividend yield	0%	0%	0%
Share price	$0.80-2.19	$1.25-2.14	$1.21-4.53

Granted to Non-Employees	2011	2012	2013
Average risk-free interest rate	2.70%	2.24%-2.60%	2.26%-3.06%
Exercise Multiple	N/A	N/A	N/A
Expected Forfeiture Rate	—	—	—
Expected option life	10 years	9-10 years	8-10 years
Volatility rate	67%-68%	48%-66%	47%-50%
Dividend yield	0%	0%	0%
Share price	$0.95-1.07	$1.21-2.13	$1.21-4.36

The Company estimated the risk free rates based on the yield to maturity of China government bonds denominated in US$ as at the option respective valuation dates. Exercise multiple is estimated as the ratio of fair value of stock over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Multiples of 2 to 3 were used for the options granted in valuation analysis. Life of the stock options is the contract life of the option. Based on the option agreements, the contract life of the option is 10 years from respective grant date. The expected volatility at the date of grant date and each option valuation date was estimated based on historical volatility of comparable companies for the period before the grant date with length commensurate with the expected term of the options. The Group has no history or expectation of paying dividends on its common shares. The Group estimated the fair value of the common shares using the income approach or market approach when valuing options granted before IPO while closing prices of the Company’s publicly traded shares were adopted when valuing options granted in post-IPO period.

The Company recognizes share-based compensation expense net of an estimated forfeiture rate and therefore only recognizes compensation cost for those shares expected to vest over the service period of the award. The estimation of the forfeiture rate is based primarily upon historical experience of employee turnover. The Group estimated the forfeiture rate to be 12.5% and 0% for share options granted to employees and senior management, respectively, as of December 31, 2013.

The Company recorded options related share-based compensation expenses of US$9,874, US$8,266 and US$8,536 for the years ended December 31, 2011, 2012 and 2013, respectively, attributed using graded-vesting method over the requisite service period. Total fair values of options vested are US$2,736, US$7,438 and US$5,961, for employees and US$833, US$546 and US$851, for non-employee consultants during the years ended December 31, 2011, 2012 and 2013, respectively. Weighted average grant date fair values per option during the years are US$1.1021, US$0.9066 and US$0.9051 for the years ended December 31, 2011, 2012 and 2013, respectively. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2011, 2012 and 2013.

As of December 31, 2013, there was US$9,168 unrecognized compensation expenses related to non-vested options. The expenses are expected to be recognized over a weighted-average period of 2.4 years.

Summary of Restricted Share Activities

The following tables summarize the Group’s restricted share activities for the years ended December 31, 2011, 2012 and 2013:

	Number of shares	Weighted average grant date fair value
		US$
Unvested as of January 1, 2011	—	—
Granted	1,075,000	1.6800
Unvested as of December 31, 2011	1,075,000	1.6800
Granted	47,973,506	1.2379
Forfeited	(1,021,995)	1.4936
Vested	(2,992,985)	0.8971
Unvested as of December 31, 2012	45,033,526	1.2653
Granted	52,643,485	3.2537
Forfeited	(3,899,858)	1.4428
Vested	(18,037,583)	1.4524
Unvested as of December 31, 2013	75,739,570	2.5937

The fair value of restricted shares was determined by the closing sale price of the shares as quoted on the stock exchange market on the grant date. The total fair value of restricted shares vested during the years ended December 31, 2011, 2012 and 2013 were US$nil, US$4,010 and US$39,517 respectively, based on the fair value of the respective vesting dates.

The Group recognized restricted share related share-based compensation expenses of US$798, US$16,277 and US$46,868 for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, total unrecognized compensation expense relating to the nonvested shares was US$70,637. The expense is expected to be recognized over a weighted average period of 3.4 years using the graded-vesting attribution method. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2011, 2012 and 2013.

15. TAXATION

(a) Transition from PRC Business Tax to PRC Value Added Tax

A Pilot Program for transition from the imposition of Business Tax to the imposition of VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. Effective from September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in China, including Beijing. Advertising revenue and other revenue from technology development and services became subject to the VAT on and after September 1, 2012 at a rate of 6%.

(b) Business Tax and related Surcharges

Prior to the Pilot Program, the Group’s operations in the PRC are subject to 3% or 5% Business Tax. Related surcharges are 12% of Business Tax. Both Business Tax and the related surcharges are recognized when the revenue is earned.

After the Pilot Program, the Group’s mobile value added services operated by domestic subsidiaries remain subject to 3% Business Tax and the related surcharges.

(c) Value Added Tax

Prior to the Pilot Program, in addition to Business Tax and related surcharges, the Group was subject to VAT at a rate of 17% for enterprise mobility revenue derived from hardware sales.

After the Pilot Program, the Group’s advertising revenue and revenues from technology development and services are subject to 6% VAT. The Group’s enterprise mobility revenues derived from hardware sales remain subject to VAT at a rate of 17%.

(d) Withholding income tax

The Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. Such withholding income tax was exempted under the previous income tax law. On February 22, 2008, the Ministry of Finance and State Administration of Taxation jointly issued a circular which stated that for FIEs, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors. Based on the interpretation of the current tax laws, management believes that the Company and all its non-PRC subsidiaries are not considered as a “resident enterprise” in China for corporate income tax purposes, but it cannot be certain that the relevant PRC tax authorities will agree with this determination.

As of December 31, 2012 and 2013, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

(e) Income taxes

Cayman Islands

Under the common tax laws of the Cayman Islands, the Company is not subject to tax on its income, or capital gains, in addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate at 16.5% since the beginning of 2008.

United States

In the year of 2013, NQ US applies cost-plus method to compute the taxable income and is subject to a graduated federal corporate income tax rate. The mark-up rate applied to total cost under cost-plus method and federal corporate income tax rate for the year ended December 31, 2013 were 6% and 34%, respectively. NQ US paid income taxes of approximately US$199 for the year ended December 31, 2013.

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

On August 3, 2005, the State Bureau of Taxation adopted the preferential tax treatments for the entities obtained the software enterprise qualification, after the New CIT Law became effective, entities qualifying software enterprise continued to be entitled to 2 years tax exemption from the first profitable year followed by 3 years preferential tax rate of 12.5%.

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

The Company’s PRC entities CIT rate was as follows:

Beijing Technology was qualified as a high and new technology enterprise under the New CIT Law and it has successfully renewed this status in late 2011 which enabled it enjoying preferential income tax treatment for another 3 years up to 2013. Accordingly, it was subject to a rate of 7.5% from 2008 to 2010, and a rate of 15% thereafter so long as it continues to qualify as a high and new technology enterprise. The CIT rate was approved by Beijing Haidian District State Tax Bureau as a transitional treatment to allow the Beijing Technology to continue to enjoy its unexpired tax holiday provided by the previous income tax laws and rules. Beijing Technology paid CIT of US$16, US$75 and US$201 for the years ended December 31, 2011, 2012 and 2013, respectively.

NQ Beijing, FL Mobile and NQ Tongzhou were qualified as a software enterprise under the New CIT Law, which were entitled to enjoy preferential income tax treatment of income tax exemption for the first two years when it became profitable, followed by three years preferential income tax rate of 12.5%. In 2013, NQ Beijing was approved to enjoy preferential income tax treatment of income tax exemption for one more year. Accordingly, NQ Beijing was subject to zero income tax rate from 2012 to 2013, and a rate of 12.5% from 2014 to 2016; FL Mobile was subject to zero income tax rate from 2012 to 2013, and a rate of 12.5% from 2014 to 2016. NQ Tongzhou was subject to zero income tax rate from 2013 to 2014, and a rate of 12.5% from 2015 to 2017. The CIT rates were approved by Beijing Haidian District State Tax Bureau, Beijing Dongcheng District State Tax Bureau and Beijing Tongzhou District State Tax Bureau respectively as a software enterprise to allow NQ Beijing, FL Mobile and NQ Tongzhou to enjoy its tax holiday provided by previous income tax laws and rules.

NationSky was subject to the prevailing income tax rate of 25% on taxable income for the years ended 2011. NationSky and Wanpu century were qualified as high and new technology enterprises under the New CIT Law, which were entitled to enjoy income tax rate of 15% for the years from 2012 to 2014 and 2013 to 2015 respectively. Fanyue was qualified as high and new technology enterprises, which enable it to enjoy the preferential income tax rate of 15% in 2013.

NQ Shenzhen and Yinlong were qualified as software enterprises under the New CIT Law, which were entitled to enjoy preferential income tax treatment of income tax exemption for the first two years when it became profitable, followed by three years preferential income tax rate of 12.5% from the first profitable year. They did not become profitable as of December 31, 2013.

Red, Tianya, and Ruifeng were subject to a prevailing income tax rate of 25%. The New CIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementation Rules of the New CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC income tax purposes. However, due to limited guidance and implementation history of the New CIT Law, should the Company be treated as a resident enterprise for PRC income tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform income tax rate of 25% retroactive to January 1, 2008.

For the years ended December 31, 2011, 2012 and 2013, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Composition of income tax expense

The following table presents the components of income (loss) before provision for income taxed generated by domestic or foreign operation s for the periods indicated:

	For the year ended December 31,
	2011	2012	2013
	US$	US$	US$
Income/(Loss) from foreign entities*	17,531	4,880	(8,723)
(Loss)/Income from PRC entities (including HK and Taiwan)	(7,303)	4,959	8,507
Income/(Loss) before income tax expenses	10,228	9,839	(216)

*	Foreign income before provision for income taxes is defined as income generated from operations located outside of the PRC including HK and Taiwan.

The current and deferred portions of income tax expense included in the Group’s consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2011	2012	2013
	US$	US$	US$
Current income tax expense	(188)	(602)	(3,857)
Deferred tax	91	182	2,740

Income tax expense	(97)	(420)	(1,117)

Income tax expense of foreign entities	(92)	(275)	(353)
Income tax expense of PRC entities (including HK and Taiwan)	(5)	(145)	(764)

Reconciliation between the PRC statutory CIT rate of 25% for 2011, 2012 and 2013 and the Company’s effective tax rate is as follows:

	For the Years Ended December 31,
	2011	2012	2013
Statutory EIT rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holidays	25.4%	99.6%	(10,745.4)%
Effect of tax-exempt for parent company incorporated in Cayman Islands	(5.3)%	(53.1)%	7,202.0%
Effect of change in valuation allowance	5.3%	(2.5)%	739.4%
Foreign withholding tax expense*	(0.9)%	(1.3)%	64.6%
Effect of permanent difference from US entity using cost-plus method	—	(21.4)%	1221.4%
Effect of permanent difference from taxable capital gain due to business acquisition under common control	—	—	1815.3%
Other permanent book-tax differences	(0.4)%	(0.3)%	252.0%

Effective income tax rate	(0.9)%	(4)%	524.3%

*	According to the American Depositary Receipt (“ADR”) arrangements between the Company and Deutsche Bank Trust (“DB”) in February 2011, the Company will have the right to receive series of reimbursements after the closing of Initial Public Offering (“IPO”) over the five-year term as a return of using DB’s services. Total fixed monetary reimbursements over the terms of this arrangement amounted to US$2,300. Total reimbursements are recognized evenly over the contract term in other income. The Company bears the 30% US tax on this US source income, which was withheld by Deutsche Bank upon payments.

The combined effects of the income tax expense exemption and reduction available to us are as follows:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Tax holiday effect	(2,624)	(10,345)	(23,210)
Per share effect, basic	(0.015)	(0.044)	(0.085)
Per share effect, diluted	(0.014)	(0.040)	(0.085)

Deferred income tax

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred income tax assets and liabilities consist of as follows:

	December 31,
	2012	2013
	US$	US$
Deferred income tax assets, current
Accruals	40	347
Accrued payroll	370	1,023
Other differences	70	458

Total current deferred income tax assets	480	1,828
Less: Valuation allowance	(480)	(697)

Net current deferred income tax assets*	—	1,131

Deferred income tax assets, non-current
Equity investment	—	242
Net operating loss carry forwards	907	3,747
Other differences	34	36

Total non-current deferred income tax assets	941	4,025
Less: Valuation allowance, non-current	(941)	(3,747)

Net non-current deferred income tax assets	—	278

Deferred income tax liabilities, current
Prepaid customer acquisition costs	—	—

Total current deferred income tax liabilities	—	—

Deferred income tax liabilities, non-current
Intangible assets from business combination	1,910	2,613
Unrealized investment income	—	142

Total non-current deferred income tax liabilities	1,910	2,755

*	Deferred income tax assets are evaluated on the basis of each operating entity. For any entities in loss in the year of 2013, the Group took full allowance against the net deferred tax assets. For entities in profit in the year of 2013, the Group assesses the likelihood that the Group will recover the deferred tax assets from future taxable income. The total current deferred income tax assets were resulted from deductible advertising expenses, bad debt provision, government subsidy, accruals, accrued but unpaid payrolls and fixed asset depreciation from entities in profit in 2013.

Movement of valuation allowance

	December 31,
	2012	2013
	US$	US$
Balance at beginning of the year	1,151	1,421
Current year addition	270	3,536
Current year reversal	—	(513)

Balance at end of the year	1,421	4,444

As of December 31, 2013, the Group had net operating losses of approximately US$19,645 primarily deriving from entities in the PRC and Hong Kong, which can be carried forward after certain reconciliation per tax regulation to offset future net profit for income tax purposes. The PRC net operating loss will expire beginning January 1, 2018; and the Hong Kong net operating loss can be carried forward without an expiration date. In general, the PRC tax authority has up to five years to conduct examinations of the tax filings. Accordingly, the PRC subsidiaries’ tax years 2009 through 2013 remain open to examination by the taxing jurisdiction.

16. (LOSS)/ EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss)/earnings per share indicated for the periods presented:

	For the Years Ended December 31
	2011	2012	2013
	US$	US$	US$
Numerator:
Numerator for basic (loss)/earnings per share	8,121	9,430	(1,856)
Redeemable convertible preferred shares*	89	—	—
Allocation of net income to participating preferred shareholders	100	—	—
Numerator for diluted (loss)/earnings per share	8,310	9,430	(1,856)
Denominator:
Weighted average number of common shares outstanding-basic	173,373,462	235,257,651	273,981,547
Dilutive effect of convertible preferred shares*	11,295,890	—	—
Dilutive effect of stock options and unvested restricted shares**	8,868,622	20,464,900	—
Weighted-average number of common shares outstanding, diluted	193,537,974	255,722,551	273,981,547
Basic net (loss)/earnings per Class A and Class B common share****	0.05	0.04	(0.01)
Diluted net (loss)/earnings per Class A and Class B common share****	0.04	0.04	(0.01)
Basic net (loss)/earnings per ADS***	0.23	0.20	(0.03)
Diluted net (loss)/earnings per ADS***	0.21	0.18	(0.03)

*	The potential dilutive securities that were not included in the calculation of dilutive net (loss)/earnings per share in those periods where their inclusion would be anti-dilutive include redeemable convertible preferred shares of 27,649,375, nil and nil, respectively, for the years ended December 31, 2011, 2012 and 2013.
**	The potential dilutive securities that were not included in the calculation of dilutive net (loss)/earnings per share in those periods where their inclusion would be anti-dilutive include share options and restricted shares of nil, nil and 31,829,884, respectively, for the years ended December 31, 2011, 2012 and 2013.
***	Each ADS represents five Class A common shares. The net (loss) / earnings per ADS for the year ended December 31, 2011, 2012 and 2013 were calculated using the same conversion ratio assuming the ADSs existed during these periods.
****	Since Class A common shares and Class B common shares share identical characteristics (Note 19), only one EPS is presented for both classes.
6,735,642 common shares resulting from the assumed conversions of 4% Convertible Senior Notes (Note 17) were excluded from the calculation of diluted net (loss)/earnings per share for the year ended December 31, 2013, as their effect is anti-dilutive.

17. CONVERTIBLE DEBTS

In October 2013, the Company issued US $172.5 million in aggregate principle amount of 4.00% Convertible Senior Notes due October 15, 2018 (the “Notes”) at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 39.0472 American depository shares (“ADSs”) per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$25.61 per ADS).

The Notes are the Company’s general unsecured obligations that rank (1) senior in right of payment to all of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment with all of the Company’s liabilities that are not so subordinated, (3) effectively junior to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness, and (4) structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries and consolidated affiliated entities.

The main terms of the Notes and corresponding assessment of the accounting treatments are summarized as follows:

Redemption at the option of the holders. The holders may require the Company to repurchase all or a portion of the Notes for cash on October 15, 2016, or upon a Fundamental Change (As defined in Exhibit 2.6), at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the repurchase date or fundamental change purchase date.

In accordance with ASC 815-10-15-83, the redemption option exercisable on October 15, 2016 or upon a Fundamental Change meets the definition of a derivative instrument. However, it does not meet the requirement of bifurcation because it is considered clearly and closely related to its debt host in accordance with ASC 815-15-25-1, since the Notes were issued at par and will be settled at par plus accrued and unpaid interest if the debt holders elect to exercise the redemption option. Additionally, the Notes holder would recover all of their initial investment and there are no interest rate scenarios under which the redemption option would double the Notes holder’s initial rate of return.

Redemption at the option of the Company. On or after October 20, 2016, the Company may redeem all or portion of the Debts for cash, at its option, if the last reported sale price of its ADSs has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provided the notices of redemption (the “embedded redemption feature”). The Company must provide notice of redemption not less than 30 nor more than 60 calendar days before the redemption date to the trustee, the paying agent and each holder of the debts. The redemption price will equal 100% of the principal amount, plus accrued and unpaid interest, to, but excluding the redemption date.

In accordance with ASC 815-10-15-83, the embedded redemption feature (“Call option”) meets the definition of a derivative instrument. Since the exercisability of the call option is contingent upon the stock price other than interest risk and credit risk, the call option meets the requirement of bifurcation in accordance with ASC 815-15-25-41,

The Company continues to believe bifurcation of the contingent call option is acceptable under ASC 815-15. However, considering the SEC comment letters dated January 15, 2014 and March 3, 2014 as well as subsequent discussion with the SEC Staff on this matter, the Company agreed that an acceptable alternative treatment is not to bifurcate the contingent call option and understood this treatment is a prevailing practice. The Company believes bifurcation of the call option adds additional complexities to its financial reporting without adding significant value to the readers of its financial statements. To enhance comparability, the Company has decided to change the method of its accounting for the embedded call option and will not separately account for the embedded call option in its 2013 financial statements.

Conversion. The conversion rate is initially 39.0472 ADSs per $1,000 principal amount, which represents a conversion price of approximately $25.61 per ADS, subject to adjustment under certain circumstances for issuance of share dividends, issuance of rights or warrants, subdivisions or combination of capital stock, indebtedness, or assets, cash dividends and issue tender or exchange offers. The Notes are convertible at any time prior to maturity. In addition, upon a Make-Whole Fundamental Change (As defined in Exhibit 2.6), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such a Make-Whole Fundamental Change.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative instrument. However, bifurcation of conversion option from the debt host is not required because the conversion option meets ASC 815 scope exception, as the conversion option is considered indexed to the Company’s own stock and classified in stockholders’ equity.

There was no beneficial conversion feature attributable to the Notes as the set conversion price of the Notes was greater than the fair value of the common share price at the date of issuance.

The debt holders have the option to convert the Notes to shares upon the Make-Whole Fundamental Change. The number of shares issuable upon conversion in connection with the Make-Whole Fundamental Change will be increased. The Company will assess the contingent beneficial conversion feature at the time when the Make-Whole Fundamental Change occurs.

Accounting for Convertible Senior Notes and issuance cost are summarized as follows:

The Company has accounted for the Notes in accordance with ASC 470-20, as a single instrument as a non-current liability. The Notes are initially carried at the gross cash received at the issuance date.

The net proceeds the Company received from the issuance of the Notes were US$166,395. The Company will pay cash interest at an annual rate of 4.00% on the Notes, payable semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2014.

Debt issuance costs were US$ 6,834, which comprises of underwriter fees, professional fees paid to accounting and legal consultants and other miscellaneous expenses occurred specifically for the debts. Debt issuance costs are initially capitalized as deferred charges in other non-current assets and are amortized as interest expenses over the period of three years from the inception date of the Notes to the first redemption date, using the effective interest method.

The interest expense included in the consolidated statements of operations is as follows:

For the year ended December 31, 2013
US$
Interest expense at an annual rate of 4.00%	1,418
Amortization of debt issuance costs	441

Total interest expense	1,859

As of October 15, 2014, the Company had accrued the additional interest of US$357 at the rate of 0.5% per annum, due to the Company’s failure to file on time.

18. CONVERTIBLE PREFERRED SHARES

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

The Series A, B, C, and C-1 Preferred Shares are collectively referred to as the “Preferred Shares” and have a par value of US$0.0001 per share.

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

Conversion to Common Shares upon Completion of IPO

Upon the completion of the IPO on May 5, 2011, each Preferred Share was automatically converted into one Class B common share. As a result, 114,637,272 Class B common shares were issued, and the balance of Preferred Shares was transferred to common shares and additional paid-in capital as of May 5, 2011. There were no preferred shares outstanding as of December 31, 2011, 2012 and 2013.

19. COMMON SHARES

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

(c) Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder and which is not any of the founders or any affiliates of the founders, such Class B common shares shall be automatically and immediately converted into equal number of Class A common shares.

On June 28, 2013, the Company entered into share purchase arrangements to make a private placement of 7,500,000 Class A common shares to Atlantis Investment Management Ltd. On July 16, 2013, Atlantis Investment Management Ltd., through certain of its managed funds, purchased from the Company 7,500,000 Class A common shares for a total cash consideration of US$12,000.

The common shares reserved for issuance upon exercise of the share-based awards were 44,537,192 and 67,232,942 and 75,313,987 for years ended December 31, 2011, 2012 and 2013, respectively.

20. TREASURY STOCKS

On November 25, 2012, the board of directors authorized the Company to acquire its shares up to an aggregate of US$20 million. Effective as of June 30, 2013, the board of directors authorized expanding the current share repurchase plan from US$20 million to US$35 million and extending the plan for another six months until May 26, 2014. Under the modified share repurchase plan, the Company may repurchase up to US$35 million worth of its outstanding ADSs over the period from November 26, 2012 through May 26, 2014. As of December 31, 2013, the Company repurchased 929,249 ADSs on the open market with an aggregate price of approximately US$8 million. The Company has $27 million remaining on the existing $35 million authorized share buyback program as of December 31, 2013. In the subsequent periods till the expiration date of repurchase plan, the Company repurchased 418,400 ADSs on the open market with an aggregate price of approximately US$4.4 million.

21. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income solely comes from foreign currency translation, the balance of which reflected on the Consolidated Balance Sheets as of December 31, 2012 and 2013 are US$3,231 and US$8,039, respectively.

22. SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews financial information operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group.

Prior to 2012, the Group principally engaged in consumer mobile security and other services and operated and managed its business as one single segment, with information provided to the Company’s CODM at the net income (loss) level. Commencing from the Second quarter of 2012, the Group expanded its business through acquisitions into mobile games, advertising services and enterprise mobility.

To optimize the management of operations, the Company’s CODM categorizes consumer mobile security, mobile games, advertising and other services into Consumer segment and reviews their operating performance at net income (loss) level. Enterprise mobility, which mainly includes hardware sales and technology and software development, constitutes of Enterprise segment by itself. Its operating performance is also reviewed by the Company’s CODM on net income (loss) level.

The following table presents summary information by segments:

For the year ended December 31, 2013
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service revenues
Mobile value added services	103,519	—	103,519
Advertising services	36,623	—	36,623
Enterprise mobility	—	14,174	14,174
Other services	3,559	—	3,559
Product revenues
Enterprise mobility	—	38,827	38,827

Total Net Revenues	143,701	53,001	196,702

Cost of revenues	(41,430)	(39,498)	(80,928)

Gross profit	102,271	13,503	115,774

Operating expenses
Sales and marketing expenses	(23,143)	(2,667)	(25,810)
General and administrative expenses	(74,966)	(2,060)	(77,026)
Research and development expenses	(15,063)	(2,374)	(17,437)

Total operating expenses	(113,172)	(7,101)	(120,273)

(Loss)/income from operations	(10,901)	6,402	(4,499)

Interest income	393	18	411
Realized gain on available-for-sale investments	5	—	5
Foreign currency exchange gain	1,784	—	1,784
Other income/(expense), net	2,073	10	2,083

(Loss)/income before income taxes	(6,646)	6,430	(216)

Income tax expense	(555)	(562)	(1,117)

Net (loss)/income	(7,201)	5,868	(1,333)

For the year ended December 31, 2012
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service Revenue
Mobile value added services	68,335	—	68,335
Advertising services	8,889	—	8,889
Enterprise mobility		3,249	3,249
Other services	1,992	—	1,992
Product Revenue
Enterprise mobility	—	9,303	9,303

Total Net Revenues	79,216	12,552	91,768

Cost of revenues	(16,352)	(9,387)	(25,739)

Gross profit	62,864	3,165	66,029

Operating expenses:
Sales and marketing	(16,917)	(479)	(17,396)
General and administrative	(35,977)	(799)	(36,776)
Research and development	(8,995)	(590)	(9,585)

Total operating expenses	(61,889)	(1,868)	(63,757)

Income from operations	975	1,297	2,272

Interest income/(expense)	3,207	(14)	3,193
Foreign currency exchange gain	67	—	67
Gain on change of interest in an associate	943	—	943
Other income/(expense), net	3,374	(10)	3,364
Income before income taxes	8,566	1,273	9,839

Income tax expense	(331)	(89)	(420)

Share of profit from an associate	543	—	543

Net income	8,778	1,184	9,962

For the year ended December 31, 2011
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Mobile value added services	36,202	—	36,202
Advertising services	4,306	—	4,306
Other services	163	—	163

Total Net Revenues	40,671	—	40,671

Cost of revenues	(8,057)	—	(8,057)

Gross profit	32,614	—	32,614

Operating expenses
Sales and marketing expenses	(7,955)	—	(7,955)
General and administrative expenses	(14,024)	—	(14,024)
Research and development expenses	(5,095)	—	(5,095)

Total operating expenses	(27,074)	—	(27,074)

Income from operations	5,540	—	5,540

Interest income	1,342	—	1,342
Realized gain on available-for-sale investments	29	—	29
Foreign currency exchange gain	3,011	—	3,011
Other income/(expense), net	306	—	306

(Loss)/income before income taxes	10,228	—	10,228

Income tax expense	(97)	—	(97)
Share of (loss)/profit from an associate	119	—	119

Net (loss)/income	10,250	—	10,250

The major assets by segments are as follows:

As of December 31, 2013
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	177,492	2,226	179,718
Term deposit	103,331	—	103,331
Accounts receivable, net	71,449	10,409	81,908
Fixed assets, net	2,604	1,011	3,615
Intangible assets, net	12,364	6,169	18,533
Goodwill	62,491	13,529	76,020
Total assets	579,798	29,564	609,362

As of December 31, 2012
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	17,590	1,272	18,862
Term deposit	101,503	—	101,503
Accounts receivable, net	46,380	8,095	54,475
Fixed assets, net	2,325	109	2,434
Intangible assets, net	8,543	4,670	13,213
Goodwill	15,858	2,100	17,958
Total assets	229,088	18,630	247,718

As of December 31, 2011
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	69,510	—	69,510
Term deposit	58,563	—	58,563
Accounts receivable, net	21,379	—	21,379
Fixed assets, net	1,078	—	1,078
Intangible assets, net	1,590	—	1,590
Total assets	160,482	—	160,482

The following table set forth revenues by geographic area:

	For the years ended December 31,
	2011	2012	2013
	US$	US$	US$
Revenues:
PRC*	23,017	55,241	143,195

Overseas*	17,654	36,527	53,507

*	Revenue are attributed to the countries in which the invoices are issued

The following table set forth long-lived assets by geographic area:

	For the years ended December 31,
	2011	2012	2013
	US$	US$	US$
Long-lived assets
PRC	2,418	36,252	159,045
Overseas	1,806	11,610	33,025

23. RELATED PARTY TRANSACTIONS

The table below sets forth related parties having transactions for the years ended December 31, 2011, 2012 and 2013, or balances as of December 31, 2012 and 2013 with the Group.

Company name	Relationship with the Group
Hesine Technologies International Worldwide Inc. (“Hissage”)	An equity investee of the Group
Beijing Century Hetu Software Technology Co., Ltd. (“Hetu”)	An equity investee of the Group
Beijing Showself Technology Co., Ltd. (“Showself”)	An equity investee of the Group
Tianjin Huayong Wireless Technology Co., Ltd. (“Huayong”)	An equity investee of the Group
RPL Holdings Limited (“RPL”)	The Company’s parent company
Shenzhen Xinbo Co., Ltd.(“Xinbo”)	A company over which one of the Company’s senior management has significant influence
Beijing Wangnuo Xingyun Technology Co., Ltd (“Wangnuo Xingyun”)	A company over which one of the Company’s senior management has significant influence

Details of related party balances as of December 31, 2012 and 2013 and main transactions for the years ended December 31, 2011, 2012 and 2013 are as follows:

(1)	Amount due from related parties

	December 31,
Nature and Company	2012	2013
	US$	US$
Housing Loan guaranteed by RPL*	461	572
Interest-free loans to Hissage	—	3,940
Bridge loans to Huayong	—	2,328
Interest-free loans to Xinbo	—	962
Prepayments to Hetu **	—	1,456

(2)	Amount due to related parties

	December 31,
Nature and Company	2012	2013
	US$	US$
Account payables to Showself ***	—	54

(3)	Main transactions with related parties

	For the year ended December 31,
Nature and Company	2011	2012	2013
	US$	US$	US$
Cost related to game operation to Hetu**	—	—	184
Commission revenue recognized from Wangnuo Xingyun****	—	—	56
Advertising revenue recognized from Showself***			23

*	Prior to 2013, the Group made interest-free housing loans to 15 employees with original amount of approximately US$830 In 2013, the Group made interest-free housing loans of RMB1,100 (US$180) to additional 4 employees. The total housing loans are guaranteed by RPL Holding Ltd. (“RPL”), the parent company of the Company. These loans are repaid with a fixed amount each month over the term of contracts, which are usually five, ten or fifteen years. The Group discounted the future repayments of the loans at a rate the Company would charge to an employee as if the employee were to get a loan from a third-party and recorded separately as current and non-current portion. As of December 31, 2013, housing loans recorded as other current assets and other non-current assets were US$228 and US$344, respectively.
**	In October 2013, the Group entered into an exclusive operation arrangement with Hetu to publish and operate one of its mobile games. The Group prepaid US$1,640 (RMB10,000) after signing the agreement for revenue-sharing fees and copyright. Under the exclusive operation arrangement, the Group used gross method to account for revenue from the game operation. The game operation related expenses of US$184 were recorded as cost of services, and reduced the prepayment amount accordingly.
***	In April 2013, the Group entered into a joint operation arrangement with Showself to publish and operate one of its mobile games. Under the joint operation arrangement, the Group uses net method to account for revenue from the game operation. The revenue-sharing fees to Showself were excluded from cost of services, and recorded as account payables to Showself. In the year of 2013, the Group also promoted mobile applications developed by Showself through Wanpu Century and recognized advertising revenue of US$23.
****	In 2013, the Group purchased mobile hardware from Apple for Wangnuo Xingyun and retained commissions. The total receivables from Wangnuo Xingyun due to hardware procurement and commission fees were paid off completely as of December 31, 2013.

24. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into various operating lease agreements principally for its office spaces in Mainland China, Taiwan and the United States. Rental expenses under operating leases for the years ended December 31, 2011, 2012 and 2013 were US$743, US$1,336 and US$2,522, respectively.

The future obligations for operating leases as of December 31, 2013 are as follows:

Amount
US$
For the year ending
2014	2,748
2015	2,127
2016	2,090
2017	1,565
2018	310
2019 and thereafter	—
Total minimum payment required	8,840

Contingencies

On October 25, 2013, a putative shareholder class action lawsuit against the Company, Kostuk v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 12712 (D. Mass.), was filed in the United States District Court for the District of Massachusetts. Shortly thereafter, six more putative shareholder class action suits against the Company and certain current and former directors and officers of the Company were filed in the United States District Court for the Southern District of New York: Ho v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7608 (S.D.N.Y.) (filed on October 28, 2013); Ghauri v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7637 (S.D.N.Y.) (filed on October 29, 2013); Pang v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7685 (S.D.N.Y.) (filed on October 30, 2013); Hiller v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7713 (S.D.N.Y.) (filed on October 30, 2013); Gangaramani v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7858 (S.D.N.Y.) (filed on November 5, 2013); Martin v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 8125 (S.D.N.Y.) (filed on November 14, 2013). On December 2, 2013, another putative shareholder class action suit against the Company and certain current and former directors and officers of the Company, Hsieh v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 1048 (E.D. Tex.), was filed in the United States District Court for the Eastern District of Texas. On January 6, 2014, Kostuk v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 12712 (D. Mass.), was voluntarily dismissed by the plaintiff. On April 9, 2014, the United States District Court for the Southern District of New York consolidated the six putative shareholder class action suits filed in that court under the caption, In re NQ Mobile, Inc. Securities Litigation, Civil Action No. 13 CIV 7608 (S.D.N.Y.), and appointed a lead plaintiff. On May 13, 2014, Hsieh v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 1048 (E.D. Tex.), was transferred from the U.S. District Court for the Eastern District of Texas to the U.S. District Court for the Southern District of New York and was accepted by the Southern District of New York as related to the consolidated putative shareholder class action, In re NQ Mobile, Inc. Securities Litigation.

On July 21, 2014, the lead plaintiff in In re NQ Mobile, Inc. Securities Litigation filed a Consolidated Class Action Complaint (the “Consolidated Complaint”) against the Company, the co-chief executive officers Henry Yu Lin and Omar Sharif Khan, chief operating officer Vincent Wenyong Shi, former chief financial officer Suhai Ji, former chief financial officer Kian Bin Teo, and the former auditors PricewaterhouseCoopers Zhong Tian LLP and its affiliate, PricewaterhouseCoopers International Limited.

The putative class actions contain similar factual allegations, allege virtually the same class period, are brought against the same or similar defendants, and advance the same or similar theories of liability. These actions seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s ADSs from May 4 or 5, 2011 to October 23 or 24, 2013. The complaints allege that various press releases, financial statements and other related disclosures made by the Company during the alleged class period contained material misstatements and omissions, in violation of the federal securities laws, and that such press releases, financial statements and other related disclosures artificially inflated the value of the Company’s ADSs. The complaints generally seek monetary damages on behalf of the class of persons who allegedly suffered losses during the class period.

The management cannot yet estimate the range of reasonably possible loss because these litigations remain at their preliminary stages. The Group believes that it does not have sufficient evidence to anticipate the outcome of the litigations and also the possible contingent losses. Therefore, no accruals for contingent loss were recorded in the consolidated financial statements as of December 31, 2013.

25. SUBSEQUENT EVENTS

(a) Investments and acquisitions

In January of 2014, the Group entered into an agreement to acquire 100% equity interest in Beijing Trustek Technology Co., Ltd. (“Beijing Trustek”) for cash consideration of US$1,640 (RMB10,000) and 3,794,038 restricted shares of the Company, 1,897,019 of which are subject to service and performance conditions. Beijing Trustek is primarily engaged in providing industry mobility solutions and services, including hardware supplies, system management, application development, business intelligence and maintenance services. The purpose of the acquisition was to acquire business relationship in healthcare industry and enhance market share in enterprise mobility. The Group is still in process of assessing the accounting treatment of the transaction.

In January of 2014, the Group entered into an agreement to acquire additional 18.99% of equity interest in Tianjin Huayong Wireless Technology Co., Ltd. (“Huayong”) for cash consideration of US$249 (RMB1,520) and 12,930,378 restricted shares of the Company. On June 10, 2014, the Group entered into another agreement to acquire additional 10% of equity interest in Huayong for cash consideration of US$113 (RMB 700) and 18,450,000 restricted shares of the Company. Huayong is primarily engaged in research and development and marketing of live wallpapers for smart phones using android system. The purpose of this acquisition was to bring a new product into the Group’s growing product portfolio. The Group is still in process of assessing the accounting treatment of the transaction.

In May of 2014, the Group entered into an agreement to acquire 70% of equity interest in Yipai Tianxia Network Technology limited (“Yipai”) for cash consideration of US$7,000 (RMB43,400) and 33,900,125 restricted shares of the Company, 1,614,290 of which are subject to performance conditions. Yipai is primarily engaged in providing mobile intelligent interactive advertising services, through integration of media channels of outdoor, newspapers, magazines and etc. The purpose of this acquisition was to add new forms of advertising in the Group’s advertising business. The Group is still in process of assessing the accounting treatment of the transaction.

In May of 2014, the Group entered into an agreement to acquire additional 45% of equity interest in Beijing Showself Technology Co., Ltd. (“Showself”), equity interest held by the Company accumulated from 20% to 65% in aggregate, for cash consideration of US$77 (RMB 478) and 29,950,000 restricted shares of the Company. Showself is primarily engaged in providing entertainment and dating platforms on mobile internet. The purpose of this acquisition was to bring a new product into the Group’s growing product portfolio. The Group is still in process of assessing the accounting treatment of the transaction.

In May of 2014, the Group entered into an agreement to acquire additional 45% of equity interest in Shanghai Yinlong Information and Technology Co., Ltd. (“Yinlong”) for cash consideration of US$312 (RMB1,923) and 38,001,043 restricted shares of the Company, 7,600,209 of which are subject to performance conditions. Yinlong became the wholly-owned subsidiary of Beijing Technology.

In September of 2014, the Group entered into an agreement to acquire 20% equity interest in Zhijian Fengyun Co., Ltd. (“Zhijian”) for cash consideration of US$1,789 (RMB11,000). Zhijian is primarily engaged in mobile game developments. The Group used cost method to account for this investment and perform impairment test in subsequent periods.

In September of 2014, the Group entered into an agreement to acquire 15% equity interest in Launcher Technology Limited (“Launcher”) for cash consideration of US$2,419 (RMB15,000). Launcher is primarily engaged in launcher research and customization. The Group used cost method to account for this investment and perform impairment test in subsequent periods.

(b) Sale of Minority Interest Investment

In May of 2014, the Group entered into an ordinary share purchase agreement with Bison Mobile Limited, a division of Bison Capital Co Ltd, to issue and sell ordinary shares of FL Mobile Inc. for an aggregate consideration of US$15 million. The purchased shares shall account for 3.75% of FL Mobile Inc.’s outstanding share capital. In addition, the Company intends to issue and sell additional ordinary shares for an aggregate consideration of US$10 million. The funds will be used to further expand and enhance the FL Mobile business, brand and content. As part of the transaction, the Company conducted a corporate reorganization in July 2014, under which (i) FL Mobile (Beijing) Co., Ltd., the wholly owned PRC subsidiaries of FL Mobile Inc., entered into a series of contractual agreements with FL Mobile, pursuant to which FL Mobile (Beijing) Co., Ltd. exercises effective control over FL Mobile and its subsidiaries and has the right to receive substantially all of their economic benefits and (ii) FL Mobile Inc. acquired 100% equity interest in Best Partners. As a result of the reorganization, FL Mobile Inc. became one of the Company’s consolidated affiliated entities. The investment has a redemption right if FL Mobile Inc. does not complete a qualified IPO within 12 months after the investment is completed.

In June of 2014, the Group entered into an ordinary share purchase agreement with Beijing Guorun Qilian Venture Capital Center LP to issue and sell ordinary shares of NationSky for an aggregate consideration of US$18 million. The purchased shares shall account for 3.4% of NationSky’s then-outstanding share capital. In addition, the Company intends to issue and sell additional ordinary shares up to 2.30% of NationSky for an aggregate of $12 million to other investors. The funds will be used for research and development, marketing, working capital activities and the expansion of NationSky’s core operations. The investors have a right to demand the redemption of their shares if NationSky does not complete a qualified initial public offering, or find a third party buyer to acquire all or part of its shares for a valuation of at least $550 million for NationSky’s business within 24 months after the investment is completed.

(c) Stock Repurchase

In April of 2014, the Group repurchased 2,092,000 shares on the open market with an aggregate price of approximately US$4.4 million.

(d) Establishment of A Subsidiary

In September of 2014, the Company established wholly owned subsidiary Beijing NQ Mobile Co. Ltd. (“NQ Yizhuang”) in China with registered capital of US$80,000. NQ Yizhuang would engage in software design and development for computer and mobile devices and other technology consulting services.

26. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary, VIE and VIE’s subsidiaries in China are required to make annual appropriations of 10% of after-tax profit to general reserve fund or statutory surplus fund. As a result of these PRC laws and regulations, the Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries were US$79,033 or 23.7% of the Company’s total consolidated net assets as of December 31, 2013. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. There were no undistributed retained earnings in associated companies in the consolidated retained earnings due to losses incurred by them.