Form 20-F
period 2014-12-31
NQ Mobile Inc.
filed 2015-03-31
CIK 1509986

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

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

Vincent Wenyong Shi, Chairman, Chief Operating Officer and Acting Chief Financial Officer

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 383, 004, 508 Class A common shares (excluding 4, 903, 540 Class A common shares represented by ADSs that are reserved for issuance upon the exercise of outstanding options and 12, 885, 235 Class A common shares represented by ADSs that have been repurchased but not cancelled), par value US$0.0001 per share, and 50, 352, 971 Class B common shares, par value US$0.0001 per share, as of December 31, 2014.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“active user account” for a specific period means a registered user account that has accessed our services at least once during such relevant period; beginning in 2014, the operating metrics of “active user accounts” and “monthly active user accounts,” or MAUs, have been redefined to encompass active user accounts for many emerging businesses not included in our user account metrics for prior periods, including user accounts in NQ Live, Music Radar and other businesses in which we have recently invested, such as Yipai Tianxia Network Technology Co., Ltd., or Yipai, and Beijing Showself Technology Co., Ltd., or Showself, among others. As such, the MAUs presented for 2014 and going forward should not be compared to previously reported operating metrics in historical periods. The MAUs for 2014 and future periods are expected to be better aligned with the key underlying trends of our company as a mobile internet platform company focused on driving mobile consumer traffic and engagement that can be monetized. The MAU statistics do not include users we can indirectly reach through the installation of our advertising software development kit platforms into third-party applications, although such indirect users generate impressions and search traffic that we can monetize outside of the user accounts generated directly by our own portfolio of applications;

•	“ADSs” refers to American depositary shares, representing our Class A common shares; each ADS represents five Class A common shares;

•	“premium user account” means a user account that generates revenues either through direct payment or through indirect payment from third party developers and advertisers. We only present the premium user accounts metric for 2013, and will only present the active user accounts metric from 2014 onward. Historically, as we diversified and expanded the monetization of our active user accounts in 2013, we replaced the paying user accounts metric we previously presented for 2010, 2011 and 2012, which refers to user accounts that have paid or subscribed for our premium services during the relevant period, with the premium user accounts metric. Therefore, the number of premium user accounts we presented for 2013 should not be compared with the number of paying user accounts we presented for 2010, 2011 and 2012;

•	“registered user account” means a user account that was registered with us. We calculate registered user accounts for any particular period as the cumulative number of user accounts at the end of the relevant period. Because every time a person activates one of our mobile products after the initial installation, a unique registered user account is generated, and each person can install and activate more than one of our products on his or her smart device, each smart device could be associated with more than one of our registered user accounts. In addition, each person could have more than one smart device with our mobile products installed and activated. Consequently, the number of registered user accounts we present in this annual report for historical periods overstates the number of persons who were our registered users, and references to “registered user accounts” are only for periods prior to 2014. From 2014 onwards, we intend to only present “active user account” information (as defined above), including MAUs, for each quarter;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value US$0.0001 per share;

•	“we,” “us,” “our company,” “our,” and “NQ” refer to NQ Mobile Inc. and its subsidiaries and consolidated affiliated entities, as the context may require.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income (loss) data for the three years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2010 and 2011 and our consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report. We reclassified our revenues into the following categories beginning in 2013: mobile value added services (including consumer mobile security and mobile games), enterprise mobility, advertising services and other services. As a result, we reclassified the presentation of the revenue categories for the years ended December 31, 2010, 2011 and 2012 in conformity with these new revenue categories. Our selected consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of dollars, except for share, per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Net revenues:
Service Revenues
Mobile value added services	15,268	36,202	68,335	103,519	106,103
Advertising services	—	4,306	8,889	36,623	72,903
Enterprise mobility	—	—	3,249	14,174	16,035
Other services	2,427	163	1,992	3,559	4,641
Product Revenues
Enterprise mobility	—	—	9,303	38,827	132,642

Total net revenues	17,695	40,671	91,768	196,702	332,324

Cost of revenues
Cost of services	(5,193)	(8,057)	(16,773)	(43,557)	(98,235)
Cost of products sold	—	—	(8,966)	(37,371)	(128,416)

Total cost of revenues (1)	(5,193)	(8,057)	(25,739)	(80,928)	(226,651)

Gross profit	12,502	32,614	66,029	115,774	105,673

Operating expenses:
Selling and marketing expenses (1)	(4,436)	(7,955)	(17,396)	(25,810)	(29,962)
General and administrative expenses (1)	(14,750)	(14,024)	(36,776)	(77,026)	(131,001)
Research and development expenses (1)	(2,959)	(5,095)	(9,585)	(17,437)	(25,665)

Total operating expenses	(22,145)	(27,074)	(63,757)	(120,273)	(186,628)

(Loss)/Income from operations	(9,643)	5,540	2,272	(4,499)	(80,955)

Interest income/(expense)	234	1,342	3,193	411	(5,360)
Realized gain/(loss) on available-for-sale investments	(102)	29	—	5	65
Impairment on equity investments	—	—	—	—	(5,967)
Foreign exchange (loss)/gain, net	(46)	3,011	67	1,784	(391)
Gain on change of interest in an associate	—	—	943	—	—

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of dollars, except for share, per share and per ADS data)
Other income, net	135	306	3,364	2,083	19,514

(Loss)/Income before income taxes	(9,422)	10,228	9,839	(216)	(73,094)

Income tax expense	(401)	(97)	(420)	(1,117)	(5,518)
Share of (loss)/profit from an associate	(7)	119	543	—	—

Net (loss)/income	(9,830)	10,250	9,962	(1,333)	(78,612)

Net loss/(income) attributable to the non-controlling interest	3	1	(532)	(523)	2,125
Net income attributable to the mezzanine classified non-controlling interest	—	—	—	—	(251)

Net (loss)/income attributable to NQ Mobile Inc.	(9,827)	10,251	9,430	(1,856)	(76,738)

Accretion of redeemable convertible preferred shares	(1,533)	(535)	—	—	—
Beneficial conversion feature of redeemable convertible preferred shares	(5,693)	—	—	—	—
Allocation of net income to participating preferred shareholders	—	(1,595)	—	—	—

Net (loss)/income attributable to common shareholders	(17,053)	8,121	9,430	(1,856)	(76,738)

Net (loss)/income	(9,830)	10,250	9,962	(1,333)	(78,612)

Other comprehensive income
Foreign currency translation adjustments	689	1,249	390	4,808	362
Disposal of available-for-sale investments	(42)	—	—	—	—

Comprehensive (loss)/income	(9,183)	11,499	10,352	3,475	(78,250)

Comprehensive loss/(income) attributable to the non-controlling interest	3	1	(532)	(523)	2,103
Comprehensive income attributable to the mezzanine classified non-controlling interest	—	—	—	—	(251)

Comprehensive (loss)/income attributable to NQ Mobile Inc.	(9,180)	11,500	9,820	2,952	(76,398)

Net (loss)/earnings per Class A and Class B common shares
Basic	(0.34)	0.05	0.04	(0.01)	(0.19)
Diluted	(0.34)	0.04	0.04	(0.01)	(0.19)
Net (loss)/earnings per ADS (2)
Basic	(1.72)	0.23	0.20	(0.03)	(0.95)
Diluted	(1.72)	0.21	0.18	(0.03)	(0.95)
Weighted average number of common shares outstanding
Basic	49,683,230	173,373,462	235,257,651	273,981,547	403,443,828
Diluted	49,683,230	193,537,974	255,722,551	273,981,547	403,443,828

(1)	Share-based compensation expenses included:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of dollars)
Cost of revenues	19	130	214	370	263
Selling and marketing expenses	102	1,923	2,342	2,310	1,430
General and administrative expenses	12,299	7,895	20,534	50,708	81,129
Research and development expenses	146	724	1,453	2,016	1,022

(2)	Each ADS represents five Class A common shares. Net (loss)/earnings per ADS is calculated based on net (loss)/earnings per Class A and Class B common shares multiplied by five.

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands of dollars)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	17,966	69,510	18,862	179,718	152,984
Total current assets	44,611	156,258	199,856	417,292	420,285
Total assets	48,404	160,482	247,718	609,362	833,808
Total current liabilities	5,562	12,231	32,286	93,883	93,238
Total liabilities	5,749	12,231	34,369	269,206	274,897
Mezzanine equity	—	—	—	—	21,854
Total shareholders’ (deficit)/equity	(8,323)	148,251	213,349	340,156	537,057

Non-GAAP Financial Measures

To supplement the net income/ (loss) presented in accordance with U.S. GAAP, we use adjusted net income/ (loss) as a non-GAAP financial measure. We define adjusted net income/ (loss) as net income/ (loss) excluding share-based compensation expenses. We present adjusted net income/ (loss) because it is used by our management to evaluate our operating performance, in addition to net income/ (loss) prepared in accordance with U.S. GAAP. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-GAAP adjustments.

The use of adjusted net income/ (loss) has material limitations as an analytical tool. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income, excluding share-based compensation expenses, is that these items have been and may continue to be significant expenses in our business for the foreseeable future. In addition, because adjusted net income/ (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income/ (loss) as a substitute for or superior to net income/ (loss) prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth the calculation of adjusted net income/ (loss), which is determined by adding back non-GAAP adjustments to our net income/ (loss) presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of dollars)
Net (loss)/income	(9,830)	10,250	9,962	(1,333)	(78,612)
Add: share-based compensation expenses	12,566	10,672	24,543	55,404	83,844
Adjusted net (loss)/income	2,736	20,922	34,505	54,071	5,232

Selected Operating Data

We monitor certain key operating metrics that we believe are important to our financial performance. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business.

Beginning in the third quarter of 2014, we redefined the operating metrics of monthly active user accounts, or MAUs, to include many emerging businesses previously not included in our user account metrics. The MAUs presented herein include the user accounts in NQ Live, Music Radar, and more recent investments such as Yipai and Showself, among others. As such, the MAUs presented herein should not be compared to operating metrics previously reported in historical periods because there is not a way to meaningfully compare such results. The average MAUs for the three months ended December 31, 2014, presented below, and going forward are expected to be better aligned with the key underlying trends of our company as a mobile internet platform company focused on driving mobile consumer traffic and engagement that can be monetized. The MAU statistics do not include the users addressed by the installation of our advertising SDK into third-party applications. These indirect users generate impressions and search traffic that we can monetize outside of the user accounts generated directly by our own portfolio of products and applications.

Our average MAUs for the three months ended December 31, 2014 was 160.8 million.

For your reference, we have included the description and tables for the operating metrics reported previously for our historical periods below, but please note that the metrics presented below should not be compared to the MAU operating metric reported above for the three months ended December 31, 2014, and we intend to only present the MAU operating metric going forward.

The following tables set forth our registered user accounts as of December 31, 2010, 2011, 2012, and 2013 as well as the average monthly active user accounts, average monthly paying user accounts and average monthly premium user accounts for the three months ended December 31, 2010, 2011, 2012 and 2013. Our registered user accounts overstate the actual number of our individual registered users, and our active, paying and premium user accounts derived from our operational system may differ from the actual numbers of active, paying and premium users. For more information, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active, paying and premium user account figures may differ from the actual numbers of active, paying and premium users.”

	For the Year Ended December 31,
	2010	2011	2012	2013
	(in millions)
Cumulative registered user accounts (excluding FL Mobile* cumulative registered user accounts)	71.7	146.7	283.4	480.8
FL Mobile cumulative registered user accounts	—	—	67.4	106.9
Total cumulative registered user accounts	71.7	146.7	350.8	587.7

	For the Three Months Ended December 31,
	2010	2011	2012	2013
	(in millions)
Average monthly active user accounts (excluding FL Mobile average monthly active user accounts)	25.4	52.3	97.7	136.0
FL Mobile average monthly active user accounts	—	—	12.5	20.4
Total average monthly active user accounts	25.4	52.3	110.2	156.4
Average monthly paying user accounts	3.2	5.6	8.9	—
Average monthly premium user accounts	—	—	—	15.6

*	“FL Mobile“ refers to FL Mobile Jiutian Technology Co., Ltd, also previously translated as Feiliu Jiutian Technology Co., Ltd.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

Our Freemium subscription business model may not continue to be successful, and our business and results of operations may be materially and adversely affected.

We offer our diverse portfolio of consumer mobile security services to users globally through a “Freemium” business model. Our Freemium business model provides users with free services and the ability to upgrade to a selection of premium services either by paying subscription fees or engaging in an offer wall and advertising services. Our offer wall, launched in March 2013, provides a selection of self-developed and third-party sponsored applications, including mobile games. The offer wall allows users to accumulate points for downloading these applications and to use such points to upgrade to our premium services, as an alternative to paying subscription fees for the premium services. The success of our Freemium business model depends on, among other factors, our ability to convert our registered user accounts into premium user accounts and our ability to encourage user spending on additional products and services and user engagement in our advertising platform and mobile games. Although we constantly monitor and research user needs, we may be unable to meet user demands on a continuous basis or anticipate future user demands, which may adversely affect our ability to convert free user accounts into premium user accounts and materially and adversely affect our business and results of operations. Current premium users may also choose not to renew their subscriptions, click on our mobile advertisement or pay for mobile games through our offer wall. In addition, we may not be able to maintain and increase the prices of our premium products and services, which may have material and adverse effects on our growth and prospects.

The mobile security, privacy and productivity industry may not grow as quickly as expected, which may materially and adversely affect our business and prospects of future growth.

A significant portion of our business and prospects depend on the continued development of the mobile security, privacy and productivity industry in China and overseas. As a relatively new industry with intense competition, the mobile security, privacy and productivity industry has only begun to experience substantial growth in recent years both in terms of number of users and revenues. We cannot assure you, however, that the industry will continue to grow as rapidly as it has in the past. The growth of the mobile security, privacy and productivity industry is affected by numerous factors, such as users’ general communication experience, technological innovations, development of smart devices and other mobile devices, development of mobile Internet-based telecommunication services and applications, regulatory changes and the macroeconomic environment. If the mobile security, privacy and productivity industry in China or globally does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be materially and adversely affected.

Our business is subject to the risks of international operations, which could significantly affect our financial condition and operating results.

We have significant international operations, and international expansion continues to form an important component of our growth strategy. Expanding and maintaining our business internationally exposes us to a number of risks, including:

•	our ability to select the appropriate geographical regions for overseas expansion;

•	difficulty in identifying appropriate local wireless carriers, handset companies, retail distributors and/or joint venture partners and establishing and maintaining good cooperation relationships with them;

•	difficulty in understanding and keeping up with local market dynamics and industry culture and development;

•	fluctuations in currency exchange rates;

•	compliance with applicable foreign laws and regulations, including import and export requirements, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, and anti-competition regulations; and

•	increased costs associated with doing business in foreign jurisdictions.

Our financial condition and operating results also could be significantly affected by these and other risks associated with overseas activities. Furthermore, we have implemented policies and procedures designed to facilitate compliance with laws and regulations in foreign jurisdictions applicable to us, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually or in the aggregate materially and adversely affect our financial condition and operating results.

We have pursued and may continue to pursue acquisitions, investments, joint ventures or other strategic alliances, which may be unsuccessful or may expose us to additional risk.

We plan to grow both organically and through acquisitions, investments, joint ventures or other strategic alliances when appropriate opportunities arise. For example, in 2013 and 2014, we acquired 100% or majority equity interest in a number of entities, including but not limited to Beijing Trustek Technology Co., Ltd., or Trustek, Yipai and Showself, among others. These and any past and future acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potentially significant loss of investments. We may not be able to identify suitable future acquisition or investment candidates or alliance partners. If we fail to identify appropriate candidates or partners, or fail to complete the desired acquisitions, investments or alliances after identifying the appropriate candidates or partners, we may not be able to implement our business strategies effectively or efficiently. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with our alliances, which could adversely affect our business and results of operations. Our ability to successfully integrate acquired companies and their operations and our ability to benefit from our alliances, including joint ventures and investments, may be adversely affected by a number of factors. These factors include but are not limited to diversion of management’s attention, difficulties in retaining personnel, unanticipated problems or legal liabilities, and tax and accounting issues.

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

In addition, we issued share incentive awards to the shareholders of certain entities that we acquired in connection with the acquisitions. Such issuances may dilute your interest in our company, and could have a material adverse effect on the price of our ADSs.

If we are not able to realize the benefits envisioned for our acquisitions, investments, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

If we are not successful in executing our strategy of continuing to expand into the enterprise market, our business and financial condition could be materially and adversely affected.

An important part of our growth strategy is to build on our strong consumer brand while continuing to expand into the enterprise mobility business. While our product revenues from the enterprise mobility segment has increased significantly in 2013 and 2014, sales to enterprises involve risks that may not be present (or present but to a lesser extent) in connection with sales to individual consumers. These risks include:

•	increased competition from larger competitors that traditionally target enterprise customers and that may already have purchase commitments from those enterprise customers;

•	lower gross and net margins due to the higher costs of revenues and the selling and marketing expenses incurred to develop and expand this new business;

•	increased purchasing power and leverage held by enterprise customers in negotiating contractual arrangements with us, e.g., demanding more favorable credit terms;

•	longer sales cycles due to a significant evaluation process, and the associated risk that substantial time and resources may be spent on a potential enterprise customer who elects not to purchase our solutions;

•	delayed purchases due to longer implementation cycles resulting from budget constraints, multiple approvals, and unplanned administrative, processing and other delays;

•	demands for greater solution functionality and scalability and a broader range of services, including design services and customization to specific industries; and

•	more stringent requirements in support services, including stricter support response time and increased penalties for any failure to meet support requirements.

All these factors add further risks to business conducted with enterprise customers. If we are not successful in executing our strategy of expanding into the enterprise mobility market, our business and financial condition may be materially and adversely affected.

The highly competitive environment for gaming publishers and operators related to FL Mobile Jiutian Technology Co., Ltd., or FL Mobile, and the proposed merger of FL Mobile with a Hong Kong-listed company both make it difficult to evaluate FL Mobile’s future prospects and results of operations.

FL Mobile, also previously translated as Feiliu Jiutian Technology Co., Ltd., is currently one of our consolidated affiliated entities. It is difficult to evaluate the sustainability of FL Mobile’s business because of the highly competitive nature of the game publishing and operating business with mobile games. FL Mobile only started to generate revenue from mobile game operations beginning in 2012. As a result, FL Mobile is exposed to the risks and uncertainties experienced by early stage companies in evolving industries and the mobile game industry in China in particular.

In December 2014, we entered into a non-binding memorandum of understanding (“MOU”) with Tack Fiori International Group Limited, or Tack Fiori, a Cayman Islands company listed in Hong Kong. As contemplated under the MOU, Tack Fiori proposes to purchase 100% of the equity interests in, and assume all liabilities of, FL Mobile Inc. by paying a total consideration of between US$570 million and US$630 million payable by way of allotment and issue of certain number of new shares of Tack Fiori at an issue price per new share which shall represent a discount of 10% to 20% to the average closing price per share of Tack Fiori as quoted on the HK Stock Exchange for the last thirty consecutive trading days up to and including the day immediately prior to the date of the MOU to us and other shareholders of FL Mobile Inc., which shall be documented by a sale and purchase agreement to be negotiated and executed by and among Tack Fiori, other shareholders of FL Mobile Inc., and us. We cannot assure you that this transaction will be completed as planned, and if such transaction is completed, we cannot assure you that we will be able to receive all the expected benefits of the transaction.

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

The limited operating history of each of NationSky and Trustek and the limited history of the enterprise mobility sector in China make it difficult to evaluate their future prospects and results of operations.

Beijing NationSky Network Technology Co., Ltd., or NationSky, one of our subsidiaries, is a leading provider of device agnostic managed mobile services, mobile device management services and other mobile SaaS offerings to enterprises in China. Trustek primarily provides enterprise mobility solutions and services, including system management, application development, business intelligence and maintenance services. It is difficult to evaluate the viability and sustainability of the business of either NationSky or Trustek’s, due to these entities’ limited operating history and the fact that the enterprise mobility sector in China is still in its early stages. The success of NationSky and Trustek depends on, among other factors:

•	ability to maintain and extend our position as a leading provider of mobile services to enterprises in China;

•	ability to continue to obtain and offer services catered to the needs of enterprises in China and to attract and retain a large customer base; and

•	ability to continue to research, develop and upgrade technology to support the evolving needs of enterprises.

Failure to maintain relationships with top mobile game developers and to maintain operating rights for popular mobile games would adversely and materially affect the financial results of our mobile game operations.

FL Mobile identifies and develops relationships with top mobile game developers in China and overseas to obtain the operating rights for popular mobile games. Revenues derived from mobile game operations contributed to a significant portion of FL Mobile’s total revenues in the year ended December 31, 2014. If FL Mobile fails to renew the operating rights for popular games after the relevant contracts expire or fails to continually obtain rights to operate new popular games in the future, the financial results of our mobile game operations will be adversely and materially affected.

The mobile games that we offer have finite commercial lifespans.

The mobile games that we offer have finite commercial lifespans. While we seek to extend the commercial lifespans of our mobile games by upgrading such games from time to time to include new features that appeal to existing players and attract new players, revenues generated by each mobile game may be expected to decline as each game approaches the more mature stages of its commercial lifespans. If we fail to extend the commercial lifespans of our mobile games sufficiently, our business and results of operations may be materially and adversely affected.

The mobile game industry is new and rapidly changing, which makes it difficult to evaluate our business and prospects.

The mobile game industry is new and rapidly changing. The growth of the mobile game industry and the level of demand and market acceptance of our mobile game content are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the mobile game industry, many of which are beyond our control, including changes in user demographics, tastes and preferences and general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending.

There is no assurance that mobile games will continue to be popular in China or elsewhere. A decline in the general popularity of mobile games may adversely affect our business and prospects. In addition, government authorities or industry organizations may adopt new standards that apply to game development. New technologies and new standards may require increases in expenditure for game development and operations, and we will need to adapt our business to cope with the changes and support these new services to be successful.

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

Undetected errors, flaws or failures in our products or services, failure to update or to respond to events with sufficient speed and efficiency, or failure to maintain updated knowledge repositories could harm our reputation or reduce market acceptance of our products and services.

Our products and services may contain errors, flaws or failures that may only become apparent after their release, especially in terms of updated versions. We receive user feedback in connection with errors, flaws or failures in our products and services from time to time, and such errors, flaws or failures may also come to our attention during our internal testing process. We generally have been able to resolve such errors, flaws or failures in a timely manner, but we cannot assure you that we will be able to detect and resolve all of them effectively or in a timely manner. Undetected errors, flaws or failures in our services and products or failure to detect new security threats or issues or respond to such events with sufficient speed and efficiency may adversely affect user experience and cause our users to stop using our services and products, which could materially and adversely affect our business and results of operations.

In addition, although we maintain comprehensive repositories of mobile viruses, malware and spam massages, which also help to increase the efficiency and accuracy of our mobile security, privacy and productivity products and services, any failure on our part to maintain such updated repositories may materially and adversely affect our business and results of operations.

Failure to maintain effective customer support could harm our reputation and our ability to retain both consumer and enterprise customers, which may materially and adversely affect our results of operations.

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

If we fail to execute our business model of continually adding compelling new services and monetizing of our active user base, our business, results of operations and financial condition will be materially and adversely affected.

We may be unsuccessful in executing our business model of adding compelling new services and monetizing our active user base for our consumer mobile business. Historically, our primary means of monetizing our active user base has been to provide our users with diversified security, privacy and productivity service offerings. For example, we have introduced services catering to families which include security and privacy services. If our family service or other new services are not accepted by our users, our business and financial performance will suffer. In addition, we may introduce new services beyond our current offerings, which may not be accepted by users and, as a result, affect our revenue growth and operations. If we cannot develop or maintain additional channels of monetizing our active user base and introduce additional services that users find compelling, we will not be able to continue our growth and increase our revenues and profitability. This includes our ability to deliver applications and services to consumers that are more engaging then security and productivity service solutions and deliver the traffic rates necessary to successfully grow our advertising revenues.

If we fail to successfully diversify our user acquisition channels or to successfully acquire new premium users through new channels for our consumer mobile security products and services, our business, results of operations and financial condition will be materially and adversely affected.

The growth of our consumer mobile security business depends on the expansion of our user base and the acquiring of new premium users for the related products and services. We plan to continue to diversify our user acquisition channels, especially in international markets. For example, we continue to expand our relationships with insurance companies who can bundle our applications as part of an overall value added services offering at retail or at the carriers. We established a partnership with eSecuritel for this type of offering and are looking to expand to other providers. If we fail to continue to acquire new users through additional new channels or the new channels fail to meet our expectation to generate new premium users, our business, results of operations and financial condition will be materially and adversely affected.

We operate in a rapidly evolving industry. If we fail to keep up with technological developments and mobile device users’ changing requirements, our business, financial condition and results of operations may be materially and adversely affected.

The mobile Internet industry is rapidly evolving and subject to continued technological developments. Our success depends on our ability to keep up with these technological developments and the resulting changes in user behavior. For example, an increasing number of mobile users have been able to access the Internet via an increasing number of different platforms, including Android, Symbian, iOS, BlackBerry OS and Windows Phone. Given that we operate in a rapidly evolving industry, we also need to continuously anticipate new security challenges and industry changes and respond to such changes in a timely and effective manner. There may be changes in the industry landscape as different types of platforms compete with one another for market share. For example, the Android platform has experienced faster growth than other competing platforms in recent years and has now become the more dominant platform among the smart device operating systems. If we do not adapt our products and services to such changes in an effective and timely manner as more platforms become available or certain platforms become dominant in the future, we may suffer loss in market share, and although we invest significant resources in research and development, we cannot predict the evolution of smart device operating systems or platforms in terms of releases, features, application programming interfaces, integrated security, privacy and productivity features. If access to existing smart device operating systems or platforms are changed in any way, thereby adversely affecting our ability to maintain, develop, sell, offer or distribute our products and services, our business, financial condition and results of operations may be materially and adversely affected.

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

We believe that patents, trademarks, trade secrets, copyright, and other intellectual property we use are important to our business. We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property. Some of the intellectual property used in our business operations is held by our founders and a third party. We have entered into license agreements to use such intellectual property for our business operations, but if the individuals holding such intellectual property fail to perform under these license agreements or if the agreements are terminated for any reason, our business and results of operations may be negatively impacted, and if we are deemed to be using such intellectual property without due authorization, we may become subject to legal proceedings or sanctions which could harm our business and results of operations. In addition, we have also invested significant resources to develop our own intellectual property. Failure to maintain or protect intellectual property rights could harm our business, and any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues, our reputation and ultimately, our overall business.

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

We have experienced rapid growth since we commenced operations and began offering our first anti-virus services and products for mobile phones in 2005. The cumulative number of our registered user accounts increased from 35.6 million as of December 31, 2009 to 480.8 million as of December 31, 2013, not including the 106.9 million registered user accounts from FL Mobile as of December 31, 2013. In 2014, we began reporting our monthly active user accounts, or MAUs, to include the users and operating metrics from the many emerging businesses in which we have invested, including NQ Live, Music Radar, Yipai, Showself, and others. As such, our MAUs for the year ended December 31, 2014 and going forward should not be compared to previously reported operating metrics in historical periods. For the three months ended December 31, 2014, our average MAU was 160.8 million.

We are also continuing to expand the scale of our operations outside of China, particularly in the United States, with our dual operating headquarters in both Beijing, China and Dallas, Texas. Our rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology as well as improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to obtain, maintain or expand relationships with wireless carriers, handset manufacturer partners, chipmakers and other third-party business partners. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansions effectively, our business, results of operations and prospects may be materially and adversely affected.

We have historically derived a majority of our revenues from our smart device users, which may be affected by fluctuations in the smart device market.

We derive a significant amount of our net revenues for the years ended December 31, 2012, 2013 and 2014 from mobile value added services, including mobile security, privacy and productivity applications and mobile games and entertainment, for smart devices. Any significant downturn in the overall demand for smart devices could adversely affect the demand for the mobile security, privacy and productivity applications and mobile games and entertainment that we provide, which in turn would materially reduce our revenues. Although the smart device market has grown rapidly in recent years, it is uncertain whether the number of smart devices to be manufactured will grow at a similar rate in the future. To the extent that our future revenues substantially depend on the sales of smart devices, our business would be vulnerable to any downturns in the smart device market.

A significant portion of our revenues historically have been attributable to the users of a limited number of wireless carriers and smart device manufacturers, and if we are unable to maintain these key relationships or establish new relationships with additional wireless carriers and smart device manufacturers, our revenues would be adversely affected.

In the value-added telecommunications market, wireless carriers and handset manufacturers generally have the power to select software and application suppliers. We have established strong relationships with certain wireless carriers and handset manufacturers, and we anticipate that a limited number of wireless carriers and handset manufacturers, particularly smart device manufacturers, will continue to be responsible for a significant percentage of our revenues within the mobile value added services segment for the foreseeable future. However, there is no assurance that we would be able to continue our current arrangements with these wireless carriers and handset manufacturers on similarly favorable terms or at all, and we are not guaranteed any minimum level of revenues from them. We cannot assure you that revenues derived from collaboration with such wireless carriers and handset manufacturers will reach or exceed historical levels in any future period. The loss of one or more of such key wireless carriers or smart device manufacturers, whether due to a change of control or bankruptcy or other causes, a reduction in mobile devices with our products preinstalled, or our failure to attract additional key wireless carriers and handset manufacturers, would adversely affect our revenues.

We depend on wireless carriers and mobile payment service providers as well as other third-party service providers for the collection of a portion of our consumer mobile security revenues, and any loss or deterioration of our relationship with wireless carriers, mobile payment service providers or any of these third-party service providers may result in disruptions to our business operations and the loss of revenues.

For the years ended December 31, 2012 and 2013, a substantial portion of our revenues were collected through third-party service providers, including but not limited to the payment channels of wireless carriers. We cooperate with wireless carriers, either directly or through mobile payment service providers, and wireless carriers provide us with billing and collection services for a fixed percentage of the total billing. If we cooperate with wireless carriers through mobile payment service providers and prepaid card distributors, we share the payments with the mobile payment service providers and prepaid card distributors. Approximately 30.4% and 15.5% of our net revenues were collected through wireless carriers and mobile payment service providers in the years ended December 31, 2012 and 2013. In 2014, however, net revenues collected from these channels became immaterial and fell below 3.5% of our total net revenue due to a strategic business adjustment. Although we expect such percentage to remain immaterial in the future, we expect to continue to rely on wireless carriers and/or mobile payment service providers to collect a part of our revenues. If the payment channels or collection systems of any third-party service providers we use for the collection of our revenues malfunction or become unavailable, we may experience delays associated with attempts to resolve the problems, which may result in a loss of revenues to us. Such problems may be particularly serious if a wireless carrier is involved, because several large wireless carriers hold dominant positions in their respective markets and therefore may have significant influence over a portion of our revenue collection efforts. In addition, any loss or deterioration of our relationships with wireless carriers or mobile payment service providers may result in disruptions to our business operations, the loss of our revenues and a material and adverse effect on our financial condition and results of operations.

Historically, we collected a substantial portion of revenues through our top mobile payment service provider, Tianjin Yidatong Technology Development Co., Ltd., or Yidatong, which charged us a lower fee rate than other mobile payment service providers through which we cooperate with wireless carriers. However, from 2012 to 2014, our net revenues collected through Yidatong, as a percentage of our total net revenues, gradually declined from 22.1% to 1.9% as we gradually diversified our number of mobile payment service provider partners and the percentage of our revenues collected through mobile payment service providers decreased in general. Since other mobile payment service provider partners generally impose higher charges as compared to Yidatong, our results of operations may be adversely affected from the reduction in the amount of revenues collected through Yidatong. Although we expect the percentage of revenues collected through Yidatong and other mobile payment service providers to remain immaterial in the future, we still expect to rely on them to collect a certain amount of revenues and our relationships with them may affect our revenue collection efforts. Currently our agreements with mobile payment service providers, including Yidatong, are generally for terms of one to five years and we generally renew these agreements when they expire. If mobile payment service providers do not perform or renew their contracts with us for any reason, our revenue collection efforts and, consequently, business and results of operations, may be adversely affected. In addition, if mobile payment service providers or prepaid card distributors increase the fee rates they charge us or if our relationships with them deteriorate our business and results of operations would be adversely affected.

A significant percentage of our consumer mobile security revenue comes from subscriptions to our premium products, which may not be renewed.

Historically, a significant majority of our active user accounts for consumer mobile security have used our free services. Our growth strategy in the consumer security segment of our business is based in part on offering premium products and services on top of our free products and services and to attract users to enter into new subscriptions or renew existing subscriptions. To the extent we are not able to attract existing users to renew subscriptions to our services or attract existing users to purchase new premium products and services, our ability to generate revenues from consumer mobile security services would be adversely affected. We generally provide our premium products and services pursuant to one-month, three-month, six-month or one-year subscriptions, after which the relevant products or services either cease to operate or are no longer updated with the latest mobile security threats, rendering such products or services increasingly less useful as new mobile security threats emerge. In 2012 and 2013, our consumer mobile security subscription revenues accounted for 74.0% and 42.1% of our total revenues, respectively. However, in 2014, our consumer mobile security subscription revenues accounted for only 17.1% of our total net revenues due to strategic business transition. While we offer our premium user accounts the option to renew their subscriptions, a portion of them choose not to renew. Any failure to maintain or improve the renewal rates of our subscriptions or to attract new subscriptions could have a material adverse effect on our results of operations. Uncertainty about the renewal rates of our subscription users also limits visibility with respect to future revenues from subscriptions to premium consumer mobile security services.

The success of our business depends on our ability to maintain and enhance strong brands; failure to do so may result in a reduced number of user accounts and material and adverse effects on our business, financial condition and results of operations.

We believe that maintaining and enhancing our “NQ Mobile”, “NQ” and other brands is of significant importance to the success of our business. A well-recognized brand is critical to increasing the number of our user accounts and, in turn, enhancing our attractiveness to our channel partners, including wireless carriers, third-party developers, mobile device manufacturers and others. Since the mobile Internet industry is highly competitive, maintaining and enhancing our brands depends largely on our ability to retain our current market position in China and the rest of the world, and retaining such position may be difficult and expensive.

Historically, with our comprehensive and reliable mobile security, privacy and productivity services, we have established our reputation and our market position. In addition to our NQ brand, we hold a host of brand names such as “NationSky,” “FL Mobile,”“Ranknow”, “Vlife”, “Music Rader” and “ ”through NationSky, FL Mobile, Tianya, Huayong, Yinlong and Showself, respectively. We have conducted various marketing and brand promotion activities to enhance our brand names and intend to continue to conduct such marketing and promotional activities, we, however cannot assure you that these promotional activities will be successful and achieve the brand promotion effect we expect. In addition, our users may not positively associate these brands with NQ Mobile. Any failure to maintain and enhance our brands may result in a reduction in the number of user accounts and material and adverse effects on our business, financial condition and results of operations.

Any negative publicity and allegations against us or our affiliates may adversely affect our brand, public image and reputation, which may seriously harm our ability to attract and retain users and business partners and result in material adverse impact on our business, results of operations and prospects.

Negative publicity and allegations about us, our products and services, our financial results or our market position, including by short sellers or investment research firms, may adversely affect our brand, public image and reputation, seriously harm our ability to attract and retain users and result in material adverse impact on our results of operations and prospects. For example, on March 15, 2011, a program broadcast by China Central Television Station reported various complaints of certain alleged fraudulent practices by us and by FL Mobile, including allegations of uploading malware or viruses to imported mobile phones to promote our mobile security products. We were subject to negative publicity as a result. We and FL Mobile both interviewed employees and examined or tested the mobile software products in question, in addition to submitting the software products to third-party testing centers established by authoritative government agencies for review, and did not find any evidence of malware or alleged fraudulent practices. In December 2012, an article published on seekingalpha.com made certain allegations concerning the operating data of our company.

Starting from October 2013, Muddy Waters LLC, an unrelated third party, issued several reports containing various allegations against us, after which the trading price of our ADSs declined sharply and several shareholder class action lawsuits were filed against us and some of our directors and senior executive officers. Following an independent investigation, we have rejected the allegations set out in the reports as false and have been actively defending ourselves in the shareholder class action lawsuits, but our share price fluctuated after such negative publicity. Negative publicity in relation to our services, products or business operations in general, regardless of their veracity, could seriously harm our brand, public image and reputation, which in turn may result in a loss of users and business partners and have a material adverse effect on our business, results of operation and prospects.

We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results. We depend on the billing and payment systems of third parties for our consumer mobile security business; if these systems fail to accurately account for or calculate the revenues generated from the sales of our mobile products and services, our results of operations may be adversely affected.

Failure to timely collect accounts receivable could negatively affect our operations and cash flows and results of operation.

Our business depends on our ability to successfully obtain payments of amounts owed to us for the services and products we provide.

We generally offer third parties whose billing and payment systems we use credit terms ranging from 60 to 210 days for overseas payment and from 30 to 90 days for domestic payment. The accounts receivable from overseas wireless carriers, mobile payment service providers, third-party payment processors and prepaid card distributors have longer settlement periods in general. We are working to reduce the settlement periods but cannot assure you that we will be successful. Substantially all of our accounts receivable are due from wireless carriers, mobile payment service providers, third-party payment processors, prepaid card distributors, Nationsky and Trustek’s customers, FL Mobile’s business partners and other partners and customers of our recently acquired businesses such as Showself as of the date of this annual report. Failure to timely collect our receivables from them, especially from overseas mobile payment service providers, third-party payment processors prepaid card distributors, and enterprise mobility customers may adversely affect our results of operations and cash flows. Our wireless carriers, mobile payment service providers, third-party payment processors, prepaid card distributors or enterprise mobility customers may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or the inability of current or potential wireless carriers, mobile payment service providers, third-party payment processors, prepaid card distributors or enterprise mobility customers to pay us may significantly harm our cash flow and profitability.

As of December 31, 2012, 2013 and 2014, our accounts receivable, net of allowance for doubtful accounts, were US$54.5 million, US$81.9 million and US$88.7 million, respectively. We establish a provision for doubtful accounts based upon an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. If our provision for doubtful accounts turns out to be insufficient for the relevant periods, our business and results of operations may be adversely affected.

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

In addition, mobile games for sales on the Apple platform are subject to approval by Apple. Apple has complete control over the approval of each mobile game submitted to the Apple platform. The terms and policies for the mobile game approval process are very broad and subject to interpretation and frequent changes by Apple. If Apple changes its standard terms and conditions for developers or operators and the mobile game approval process in a way that is detrimental to us, our mobile games and advertising business could be materially and adversely affected. Furthermore, any negative publicity and allegations against us may affect our relationship with Apple, and Apple may remove our mobile games from its platform without giving any specific reason.

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

For many of our emerging businesses and applications including Showself, Vlife, Doreso and our advertising business, we face competitions from other internet platform businesses including Tencent, Qihoo 360, Baidu as well as from more specialized Internet services providers like YY, 9158.com and Shazam, to name a few.

We may also face competition from alliances between our existing and new competitors, and new competitors may also emerge from time to time. With more entrants into the industry, aggressive price cutting by competitors may result in downward pressure on our gross margins and profitability in the future. Some of our existing and potential competitors may have greater financial, technological and marketing resources, stronger relationships with mobile ecosystem participants and a larger portfolio of offerings than we do. Some of our competitors or potential competitors may have greater development experience and resources than we have. If there are new entrants in the market or intensified competition among existing competitors, we may have to provide more favorable revenue-sharing arrangements to mobile ecosystem participants working with us, or cut the prices of our product and service offerings to retain and attract users which could adversely affect our profitability. If we fail to compete effectively, our market share would decrease and our results of operations would be materially and adversely affected.

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

Intensifying legal protection for the confidential information of users may subject us to greater liability. For example, the Ministry of Industry and Information Technology, or MIIT, has promulgated “Several Provisions on Regulating the Market Order of Internet Information Services” to ensure a level playing ground for website operators in China and to enhance protection to Internet users in areas such as Internet security, web advertising and data protection. The provisions came into effect on March 15, 2012. These provisions echo the Chinese government’s policy of intensifying protection of personal privacy. Internet information service providers are required to obtain users’ consent prior to collecting any users’ personal information or disclosing it to a third party. Non-compliance with these protection requirements may incur a fine of RMB10, 000 to RMB30, 000. On December 28, 2012, the Standing Committee of Congress of the PRC issued the Decision on Strengthening Internet Information Protection, reiterating that Internet service providers must explicitly specify the purpose, way, scope of collecting users’ individual information and obtain users’ consent prior to such collection. The Internet service provider is also prohibited from sending unsolicited commercial information to users. Non-compliance with these provisions may result in civil, administrative or criminal penalties.

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

We adopted two share incentive plans, the 2007 Global Share Plan and the 2011 Share Incentive Plan (together, the “Plans”). We granted awards such as options and restricted shares to directors, executive officers, employees, third-party consultants, business partners both pursuant to and outside of the Plans and pursuant to contractual arrangements in some of our acquisitions. See “Item 6. Directors, Senior Management and Employee — B. Compensation of Directors and Executive Officers — Share Incentive Plans” for detailed discussion. For the years ended December 31, 2012, 2013 and 2014, we recorded US$24.5 million, US$55.4 million and US$83.8 million, respectively, in share-based compensation expenses. As of March 15, 2015, 704,720 restricted shares and options to purchase a total of 25,011,840 common shares of our company were outstanding. As of March 15, 2015, 1,641,243 restricted ADSs were also granted and outstanding under the 2011 Share Incentive Plan; subject to the fulfillment of certain performance goals, up to 378,480 restricted ADSs shall become vested and non-forfeitable under the relevant award agreements. We believe the granting of stock options and restricted shares is of significant importance to our ability to attract and retain key personnel, employees and third-party consultants, and we will continue to grant stock options and restricted shares to key personnel, employees, third-party consultants and business partners in the future. However, the share-based compensation expenses we incur will reduce our income from operations. We have incurred, and expect to continue to incur, share-based compensation expenses, which may have a material and adverse effect on our results of operations.

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

Our success depends on the continuous efforts and services of our experienced senior management team, particularly Dr. Vincent Wenyong Shi, our co-founder, Chairman of the Board, chief operating officer and acting chief financial officer, and Zemin Xu, our co-chief executive officer and director, both experienced leaders with a successful track record of developing products and services, and our director and co-chief executive officer Omar Khan, a highly regarded veteran in the mobile industry. Additionally, the senior management and key employees of our key subsidiaries and consolidated affiliated entities, including FL Mobile and NationSky, are also critical to the success of our overall strategy and growth objectives.

If one or more of our executives or other key personnel or the senior management and key employees of our key subsidiaries and consolidated affiliated entities are unable or unwilling to continue to provide us with their services, we may not be able to replace them easily or at all, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. For example, Dr. Henry Lin, our former co-chief executive officer and Chairman of the Board, and Mr. KB Teo, our former chief financial officer, resigned from our company due to personal reasons in 2014, and although other members of our senior management team remain committed to our company, we cannot assure you that we will continue to be able to find successors for every senior management member who may resign. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose our superiority in technological design and development. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “— Risks Relating to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.” In addition, if one or more of our executives or other key personnel do not act in the best interests of our company when a conflict of interest arises, our business, prospects and reputation may be harmed.

Our business, financial condition and results of operations are sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the recovery from such disruptions was uneven. The world economy is facing new challenges, including the potential renegotiation of the terms of the Greece sovereign debt in 2015and the recent and projected slowdown of the Chinese economy. There remains uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in different areas of the world, including the radical actions of Islamic State in Iraq and Syria, which have resulted in market volatility. Economic conditions in China are sensitive to global economic conditions as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Since the demand for high-end mobile applications is particularly sensitive to macroeconomic conditions, our business and prospects may be affected by the macroeconomic environment. Any negative impact to the global or Chinese economy may have a material and adverse effect on our business, results of operations and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

We may offer our products and services to persons in countries targeted by economic sanctions of the United States government through third-party distributors and download services, which may adversely affect our reputation and prospective investors, may decide not to invest in our shares, thereby potentially reducing our share price.

The U.S. government has enacted laws and regulations, including laws and regulations administered by the Office of Foreign Assets Control, or the U.S. Economic Sanctions Laws that impose restrictions upon U.S. persons with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or the Sanctions Targets. U.S. persons are also prohibited from facilitating such activities or transactions. We do not actively seek to provide our products and services to Sanctions Targets, have not generated any revenue from the distribution of our products and services in countries that are Sanctions Targets, and do not intend to do so in the future. However, as we make free products available for download on the Internet and have third-party distributors for our products outside of China, there may be instances where our products and services eventually become available to Sanctions Targets through different channels and without any active distribution by us in these regions. We believe the U.S. Economic Sanctions Laws under their current terms are not applicable to our activities. However, we cannot assure you that our products would not be available to Sanctions Targets, or that we would be able to effectively prevent Sanctions Targets from using our products and services in the future. If such transactions occur, our reputation could be adversely affected, and investors in the United States may choose not to invest in, and to divest any investments in, companies that are associated even indirectly with Sanctions Targets, all of which could have a material and adverse effect on the price of our shares and the value of your investment in us.

The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active, paying and premium user account figures may differ from the actual numbers of active, paying and premium users.

We define registered user accounts for a period, presented in this annual report for historical periods prior to 2014, as the cumulative number of user accounts at the end of the period. Because every time a person activates one of our mobile products after the initial installation, a unique registered user account is generated, and each person can install and activate more than one of our products on his or her smart devices, each smart device could be associated with more than one of our registered user accounts. In addition, each person could have more than one smart device with our mobile products installed and activated. Consequently, the actual number of unique individual users of our products and services is lower than the number of registered user accounts we provide in this annual report, where differences could be potentially significant.

We define active user accounts for a specific period as the registered user accounts that have accessed our services at least once during such period. We define paying user accounts for a specific period, presented in this annual report for historical periods from 2010 through 2012, as user accounts that have paid or subscribed for our premium services during the relevant period. We define premium user accounts for a specific period, presented in this annual report for the three months ended December 31, 2013, as user accounts that generate revenues either through direct payment or through indirect payment from third-party developers and advertisers. The numbers of active, paying and premium user accounts derived from our operational system for the periods presented may differ from the actual numbers of active, paying and premium users for such periods.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2014. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2014. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipated that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our business could be materially and adversely affected by the outbreak of epidemics such as H1N1, avian influenza, severe acute respiratory syndrome, SARS, and Ebola. In recent years, there have been breakouts of epidemics in China and globally. Our business operations could be disrupted if one or more of our employees’ contract, or are suspected of having contracted, any highly contagious diseases such as H1N1, avian influenza, SARS or Ebola, since it could cause our employees to be quarantined or our offices to be quarantined or disinfected. Any prolonged recurrence of epidemics or other adverse public health developments could adversely affect economic activities and require the temporary closure of one or more of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any outbreak of epidemics harms the global economy in general and the Chinese economy in particular.

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

The MIIT issued a circular in 2006 that emphasizes restrictions on foreign investment in value-added telecommunications businesses. In addition, a notice issued in 2009 by the General Administration of Press and Publication, or the GAPP, the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications states that foreign investors are not permitted to invest in online game operating businesses in China or to exercise control over or participate in the operation of such businesses through indirect means. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be a kind of foreign investment in value-added telecommunications services or online game operation businesses. According to Regulations on the Main Functions, Internal Organization and Staffing of GAPP issued by the General Office of the State Council on July 11, 2008 and its interpretation circulars, GAPP is authorized to approve online games before their launch on the Internet, while the PRC Ministry of Culture, or the MOC is authorized to administer and regulate the overall online game industry. Once an online game is launched on the Internet, it will be regulated only by the MOC, and if an online game is launched on the Internet without the prior GAPP approval, the MOC is the authority responsible for investigating the matter. On September 7, 2009, the State Commission Office for Public Sector Reform, or the SCOPSR issued a circular for interpreting certain provisions of the Regulations on Three Provisions, in relation to comprehensive enforcement by GAPP, the MOC and the State Administration of Radio, Film and Television over animation, online game and cultural market. The interpretation states that: (1) the regulatory authority with overall administrative responsibility for the oversight of online games is the MOC, and GAPP’s authority of administration over online games (other than pre-examination and approval before publication of online games on the Internet) has been granted to the MOC; (2) only the authority of pre-examination and approval for the publication of online games is retained by GAPP, but such authority is subject to the MOC’s overall administration and is only limited to the stage prior to the games being brought online for operation; (3) once the games are online, they will be completely administrated and regulated by the MOC; and (4) the MOC is the sole regulator which has the authority to penalize online game operators who failed to obtain the pre-examination and approval from GAPP. On the other hand, GAPP does not have direct administrative jurisdiction over such activities. According to such circular issued by SCOPSR, we thus believe that the provision of the GAPP Notice discussed above with respect to regulation of online game operation does not apply to us or our PRC subsidiaries, nor does it affect our control over our PRC subsidiaries. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operations by PRC authorities claiming that the arrangements constituted foreign investment in value-added telecommunication services or a kind of control over or participation in the operation of online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future.

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

Since PRC laws restrict foreign equity ownership in companies engaged in value-added telecommunication businesses like us in China, we rely on contractual arrangements with our consolidated affiliated entities, including Beijing NQ Technology Co., Ltd., FL Mobile Jiutian Technology Co., Ltd. and Beijing Wanpu Century Co., Ltd., and their shareholders to operate our business in China. Although we registered the equity pledge agreement with the shareholders of our subsidiaries so that we are able to enforce the pledge against any third parties, these contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities. Our consolidated affiliated entities and their respective shareholders may fail to take certain actions required for our business or fail to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. See Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements.”

Although we have been advised by Jincheng Tongda & Neal, our PRC legal counsel, that each contract under these contractual arrangements with our consolidated affiliated entities named above is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over our consolidated affiliated entities as direct ownership of them. In addition, our consolidated affiliated entities or their respective shareholders may breach the contractual arrangements. We cannot assure you that when conflicts of interest arise, our consolidated affiliated entities and their respective shareholders will act completely in our interests or those conflicts of interests will be resolved in our favor. In any such event, we would have to rely on legal remedies under PRC law.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and it may impact the viability of our current corporate structure, corporate governance and business operations.

The Minister of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law (the “Draft”) in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China. The Draft embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on the Draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The Draft, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in following aspects:

Firstly, the Draft expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft, the entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of properties, voting rights or other similar rights of the enterprise; (ii) holding, directly or indirectly, less than 50% of shares, equities, share of properties, voting rights or other similar rights of the enterprise, but falling under any of the following circumstances: (1) having the right to directly or indirectly appoint not less than half of the members of the board of directors or other similar decision-making body of the enterprise; (2) having the ability to ensure that its nominees occupy not less than half of seats in the board of directors or other similar decision-making body of the enterprise; or (3) holding voting rights sufficient to impose significant impacts on any resolution of the board of shareholders, at the general meeting of shareholders, or of the board of directors or other decision-making body of the enterprise; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the Draft, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. Moreover, for the enterprises which are not incorporated under the laws of China (foreign investors) but are “controlled” by Chinese investors, they may submit documentary evidence to apply for identifying their investment as the investment by Chinese investors when they applying for the market entry clearance to engage in any investment as set out in the “negative list” in China. The competent authorities of foreign investment will grant the review opinion on whether the said investment is identified as the investment by Chinese investors.

Through our dual-class share structure, our controlling shareholders Dr. Henry Yu Lin, Dr. Vincent Wenyong Shi and Mr. Zhou Xu, all of whom are PRC citizens, together possess and control 56.1% of the total voting power of our company, which means that we may submit documentary evidence to apply for identifying our investment as the investment by Chinese investors. However, the Draft has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the mobile internet industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Besides, the Draft imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with such information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Finally, the transition from the current regulatory regime to the new regime: The Draft sets out basic principles on how to deal with issues which may arise during the transition period. FIEs are provided a 3-year transition period to change its legal form and governance structures so as to align with the Company Law, the Partnership Law and the Individual Proprietor Enterprise Law. Before completion of such change, the Three FIE Laws remain in place.

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

Under PRC laws and regulations, our subsidiaries may pay dividends only out of its cumulative profits as determined in accordance with PRC accounting standards and regulations. In addition, they are required to set aside at least 10% of their cumulative after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. The registered capital of NQ Beijing is US$50 million. As of December 31, 2012, NQ Beijing turned into cumulative profit pursuant to PRC accounting standards since its inception and therefore, in accordance with applicable PRC laws and regulations, it set aside US$7.7 million and US$7.7 million statutory reserve as of December 31, 2013 and 2014, respectively.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Any limitation on the ability of NQ Beijing to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which may have a material adverse effect on our results of operations.”

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and consolidated affiliated entities or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries.

Any loans we issue to our PRC subsidiaries, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Pursuant to Article 18 of the Provisional Rules on Management of Foreign Debt effective on March 1, 2003, the total amount of foreign debts of a foreign-invested company shall be subject to a statutory limit which is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. The current amount of total investment and amount of registered capital of our PRC subsidiaries are US$176.054 million and US$134.15 million, respectively, and the current statutory limits on the loans to the PRC subsidiary is US$41.904 million. Such statutory limits can increase if the amount of total investment of the PRC subsidiary increases; under PRC laws and regulations, the maximum amount of total investment of a foreign-invested company with a registered capital of more than US$12 million shall not exceed three times of its registered capital. For example, loans by us to NQ Beijing to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance NQ Beijing by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, such as Beijing Technology, FL Mobile and QingYun (Tianjin) Financial Management Co., Ltd., or Tianjin QingYun, each a PRC domestic company. However, if such loans become necessary for the operations of our PRC subsidiaries or consolidated affiliated entities, these statutory limits and other restrictions may materially and adversely affect our liquidity and ability to fund operations in the PRC by limiting us as a source of cash for these PRC entities. Meanwhile, we are also not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in our line of business.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits a foreign invested entity, such as our PRC subsidiaries, from converting registered capital from foreign currencies into RMB for the payment of various types of cash deposits. If our consolidated affiliated entities requires financial support from us or our PRC subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our consolidated affiliated entities’ operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or any consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We conduct our business in China primarily through our PRC subsidiaries and consolidated affiliated entities, including but not limited to Beijing Technology and its subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

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

Regulations about mergers and acquisition in the PRC may make it more difficult for us to pursue growth through acquisitions.

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

PRC regulations relating to the establishment of offshore special purpose vehicles, or SPVs, by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

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

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. Beijing Technology, our consolidated affiliated entity, was recognized by the Beijing Municipal Science and Technology Commission as a “high and new technology enterprise” on December 24, 2008, and therefore is eligible for the reduced 15% enterprise income tax rate. The qualification as a “high and new technology enterprise” is subject to review by the relevant authorities in China every three years. Beijing Technology was qualified as a high and new technology enterprise and has successfully renewed this status in late 2014, which enabled it to enjoy preferential income tax treatment through 2016. However, if Beijing Technology fails to maintain its “high and new technology enterprise” qualification or renew its qualification when the relevant term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations. In addition, according to the Notice of the State Administration of Taxation on Further Clarifying the Standards for the Implementation of Preferential Policies Regarding Corporate Income Tax during the Transition Period issued on April 21, 2010, or Circular 157, where a resident enterprise is qualified as a high and new technology enterprise, and simultaneously is entitled to a term holiday under the phase-out rules of the EIT Law, the resident enterprise can choose either to enjoy the term holiday based on the phase-out tax rates (i.e., 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and onwards) or enjoy the preferential tax rate of 15% as a high-tech enterprise. However, for taxable years 2008 through 2010, Beijing Technology applied a transitional tax rate of 7.5% as its applicable rate despite the provisions in Circular 157. This EIT rate has been approved by Beijing Haidian District State Tax Bureau as a transitional treatment to allow Beijing Technology to continue to enjoy its unexpired tax holiday under prior law. Since it is uncertain whether the State Administration of Taxation will enforce Circular 157 retrospectively, we cannot assure you that Beijing Technology will maintain the tax benefits it previously enjoyed, or that the local tax authorities will not, in the future, order the return of such tax benefits. NQ Beijing has already obtained the Software Enterprise Certification. Therefore, it qualifies for preferential tax treatment as a “software enterprise” under the EIT Law and is entitled to a two-year exemption from the first year it becomes profitable and a three-year 50% reduction in corporate income tax, upon its filing with its in-charge tax authority. In 2014, the applicable corporate income tax rate of NQ Beijing was 12.5%.

Preferential tax treatments granted to our subsidiaries and consolidated affiliated entities by the local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly owned PRC subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our financial condition and results of operations could be materially and adversely affected if the value added tax reforms in the PRC become unfavorable to our PRC subsidiaries or consolidated affiliated entities.

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

We do not believe that we or our Hong Kong subsidiary meet all of the conditions above and thus we do not believe that we or our Hong Kong subsidiary are PRC resident enterprises, though a substantial majority of the members of our management team as well as the management team of our offshore holding companies are located in China. However, we have been advised by our PRC counsel, Jincheng Tongda & Neal, that there remains uncertainty regarding the interpretation and implementation of the EIT Law and its implementation rules, and there is no assurance that we or our Hong Kong subsidiary will not be treated as a PRC resident enterprise. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income may significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Dividends paid between PRC companies are not generally subject to PRC withholding tax. However, it is unclear whether this exemption applies to foreign companies considered PRC residents under the EIT law. Accordingly, if we or our Hong Kong subsidiary are treated as a PRC resident enterprise, it is uncertain whether dividends we or our Hong Kong subsidiary receive from our PRC subsidiaries would be subject to PRC withholding tax.

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

The trading price of our ADSs has been and may continue to be subject to significant fluctuations. From January 1, 2014 to March 18, 2015, the trading price of our ADSs on the New York Stock Exchange ranged from US$3.22 to US$22.33 per ADS, and the closing price on March 18, 2015 was US$3.95 per ADS. The trading price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

In addition, the stock market in general, and the market prices for companies with operations in China in particular have experienced volatility that might have been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies, such as news of the SEC initiating administrative proceedings against and imposing sanctions on the China affiliates of the Big Four public accounting firms for refusing to produce audit work papers and other documents related to China-based companies under investigation by the SEC for potential accounting fraud, may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. The global financial crisis and the ensuing economic recessions in many countries have also contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 the second half of 2011 and part of 2012. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

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

We are incorporated in the Cayman Islands and currently conduct a significant portion of our operations in China through our PRC subsidiaries and consolidated affiliated entities. A significant number of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that their rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We issued Class A common shares represented by our ADSs in our initial public offering. All of our outstanding common shares prior to the initial public offering were redesignated as Class B common shares and our outstanding preferred shares were automatically converted into Class B common shares upon the completion of our initial public offering. In addition, all options issued prior to the completion of our initial public offering entitle option holders to the equivalent number of Class B common shares once the options are vested and exercised. Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power of our outstanding common shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, as of March 15, 2015, our three founders, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi, and their affiliates own approximately 11.6% of our outstanding common shares, representing 56.1% of our total voting power. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial and may depress the trading prices of our ADSs.

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

As of March 15, 2015, our directors, executive officers and principal shareholders collectively hold approximately 73.3% of the total voting power of our outstanding common shares. Our three founders in particular, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi, together beneficially own 11.6% of our outstanding common shares and approximately 56.1% of the total voting power of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. If our founders and directors retain their shares in our company, they will continue to have substantial influence over our company in the foreseeable future. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase our ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

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

Assuming that we are the owner of our PRC consolidated affiliated entities for United States federal income tax purposes, although we do not expect to be a PFIC in the taxable year ended December 31, 2014, there is a risk that we may become a PFIC for our current taxable year ending December 31, 2015 and future taxable years because of changes in the nature of our income and assets, our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or our consolidated affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

A. History and Development of the Company

We commenced operations in October 2005, when our founders incorporated Beijing Technology in China. Beijing Technology is primarily engaged in the research and development of products and services related to mobile security, privacy and productivity. In March 2007, our founders incorporated NetQin Mobile Inc., the offshore holding company for our operations in China, in the Cayman Islands. We changed the name of NetQin Mobile Inc. to NQ Mobile Inc. in April 2012.

In May 2007, we established our wholly owned subsidiary, NQ Beijing, in China. In April 2010, we established NQ HK in Hong Kong, NQ HK became the directly wholly owned subsidiary of NQ Mobile Inc. and the immediate holding company of NQ Beijing, and currently conducts part of our business activities and operations outside of China.

In September 2010, we purchased 33% of the equity interest in FL Mobile, and in November 2012, we increased our equity interest holding to 100%.

In November 2010, we established NQ Mobile US Inc. (“NQ US”), a direct wholly owned subsidiary of NQ Mobile Inc., in the United States. NQ US primarily engages in consumer mobile value added services and advertising services in the United States and other markets outside of China.

In May 2011, we completed an initial public offering of 7,750,000 ADSs. Each ADS represents five Class A common shares. On May 5, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “NQ.”

In February 2012, Beijing Technology established QingYun (Tianjin) Financial Management Co., Ltd. (“Tianjin QingYun”) as its wholly owned subsidiary. Tianjin QingYun primarily engages in financial management services. As of the date of this annual report, we invested, through Tianjin QingYun, as a limited partner in two PRC limited liability partnerships to primarily make venture investments in China’s mobile Internet industry.

In May 2012, we acquired 55% of the equity interest in NationSky through Beijing Technology. Headquartered in Beijing, NationSky provides mobile services for enterprises in China. In July 2013, we acquired the remaining 45% of the equity interest in NationSky. In June 2014, we announced an agreement to transfer approximately 3.4% of the equity interest in NationSky to Beijing Guorun Qilian Venture Capital Center (LP), but the transaction was subsequently cancelled. We continued to hold 100% of NationSky through Beijing Technology as of the date of this annual report.

In September 2012, we acquired 18.9% of the equity interest in Shanghai Yinlong Information and Technology Co., Ltd. (“Yinlong”) which mainly provides mobile music search and recognition software services. In November 2013, we acquired an additional 36.1% of the equity interest in Yinlong. In May 2014, we acquired the remaining 45% of the equity interest in Yinlong.

In January 2013, we established our wholly owned subsidiary, NQ (Beijing) Co., Ltd. (“NQ Tongzhou”) in China. NQ Tongzhou primarily engages in software design and development for computer and mobile devices and other technology consulting services. In the same month, we established FL Mobile Inc. in the Cayman Islands as a wholly owned subsidiary of us, and FL Mobile Hong Kong Limited (“FL HK”) in Hong Kong as a wholly owned subsidiary of FL Mobile Inc.

In March 2013, we acquired 51% of the equity interest in Beijing Fanyue Information Technology Co., Ltd., or Fanyue, through FL Mobile. Fanyue primarily provides off-line user acquisition services. In September 2013, we acquired the remaining 49% of the equity interest in Fanyue.

In September 2013, we acquired 100% of the equity interest in Best Partners Ltd. (“Best Partners”). Best Partners runs its business mainly through Beijing Wanpu Century Co., Ltd. (“Wanpu Century”), an offer-wall based mobile advertising company and Best Partners’ variable interest entity. Best Partners controls Wanpu Century through Beijing Wanpu Media Technologies Co., Ltd. (“Wanpu Beijing”), a wholly owned subsidiary of Best Partners. In September 2013, we entered into a contractual arrangement with Wanpu Century, under which we obtained control over Wanpu Century through Wanpu Beijing.

In September 2013, we acquired 100% of the equity interest of Beijing Tianya Co., Ltd. (“Tianya”). Tianya mainly engages in mobile healthcare applications development and search engine marketing in the healthcare industry in China.

In October 2013, we acquired 100% of the equity interest of Chengdu Ruifeng Technology Co., Ltd. (“Ruifeng”). Ruifeng primarily provides enterprise mobility system development and iOS training programs.

In October 2013, we issued an aggregate of US$172.5 million 4.00% convertible senior notes due in 2018. Use of proceeds from the sale of the notes is for general corporate purposes, including working capital needs and potential acquisitions of complementary businesses.

In September 2013 and December 2013, we acquired 10.00% and 29.01% of the equity interest in Tianjin Huayong Wireless Technology Co., Ltd., or Huayong. Huayong primarily conducts research and development and marketing of live wallpapers for smart phones using Android system. In January 2014 and June 2014, we acquired additional 18.99% and 10% of equity interest in Huayong, respectively.

In January 2014, we acquired 100% of the equity interest in Beijing Trustek Technology Co., Ltd. (“Beijing Trustek”). Beijing Trustek primarily provides enterprise mobility solutions and services, including system management, application development, business intelligence and maintenance services.

In September 2013, we acquired 20% of the equity interest in Beijing Showself Technology Co., Ltd. (“Showself”). Showself primarily operates a live mobile social video platform. In May 2014, we acquired an additional 45% of the equity interest in Showself.

In May 2014, we entered into a share purchase agreement with Bison Mobile Limited, pursuant to which Bison Mobile Limited agreed to purchase up to 3.75% of the equity interest in FL Mobile Inc., and we have the right but not the obligation to sell up to 2.13% of the equity interest in FL Mobile Inc. to other third party investors. As part of this transaction, we conducted a corporate reorganization in July 2014, under which (i) FL Mobile (Beijing) Co., Ltd. (“FL Beijing”), the wholly owned PRC subsidiary of FL HK, entered into a series of contractual agreements with FL Mobile, pursuant to which FL Beijing exercises effective control over FL Mobile and its subsidiaries and has the right to receive substantially all of their economic benefits and (ii) FL Mobile Inc. acquired 100% equity interest in Best Partners. As a result of the reorganization, FL Mobile became one of our consolidated affiliated entities. FL Mobile Inc. issued shares representing 4.94% of the equity interest to Bison Mobile Limited and other third party investors pursuant to the share purchase agreements entered into prior to December 31, 2014. The share purchase agreements have a redemption right if FL Mobile Inc. does not complete a qualified listing within 12 months after the share purchase is completed.

In July 2014, we received a non-binding proposal from Bison Capital Holding Company Limited to acquire all of our outstanding ordinary shares and ADSs for a fixed cash consideration of US$9.80 per ADS. Our Board of Directors, after careful consideration, rejected this proposal in October 2014.

In September 2014, we established our wholly owned subsidiary, Beijing NQ Mobile Co., Ltd. (“NQ Yizhuang”) in China. NQ Yizhuang primarily engages in software design and development for computer and mobile devices and other technology consulting services.

In December 2014,we entered into a non-binding memorandum of understanding (“MOU”) with Tack Fiori International Group Limited (“Tack Fiori”) (Stock code:928.HK), a company incorporated in the Cayman Islands with limited liability and listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”). As contemplated under the MOU, Tack Fiori proposes to purchase 100% of the equity interests in, and assume all liabilities of, FL Mobile Inc. by paying a total consideration of between US$570 million and US$630 million, payable by way of allotment and issue of certain number of new shares of Tack Fiori at an issue price per new share which shall represent a discount of 10% to 20% to the average closing price per share of Tack Fiori as quoted on the HK Stock Exchange for the last thirty consecutive trading days up to and including the day immediately prior to the date of the MOU, to NQ Mobile and other shareholders of FL Mobile Inc., which shall be documented by a sale and purchase agreement to be negotiated and executed by and among Tack Fiori, NQ Mobile and other shareholders of FL Mobile Inc. (the “Proposed FL Transaction”). The MOU contemplates that, after the completion of the Proposed FL Transaction, NQ Mobile Inc. and/or its affiliates shall become the controlling shareholders of Tack Fiori. The Proposed FL Transaction is conditional upon the fulfillment of certain conditions, including but not limited to the obtaining of all necessary third party, governmental and regulatory consents, approvals and waivers. No binding contract will exist between the parties unless and until they sign and deliver one or more definitive agreements.

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

As a result of these contractual arrangements, we are considered the primary beneficiary of our consolidated affiliated entities and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

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

B. Business Overview

Overview

We are a leading global provider of mobile Internet services. We have been a pioneer in the consumer mobile security industry since 2005 and have since built a mobile Internet platform with proven competency to acquire, engage, and monetize mobile customers globally. We currently offer a variety of products and services to consumers and enterprises. In 2014, we made significant efforts to greatly accelerate our transition to a traffic-based platform company and to open up our platform to our channel partners, including wireless carriers, third party developers, and original equipment manufacturers, enabling them to offer our products and services directly to their customers through their own branding and marketing. We plan to continue to develop products and services for consumers and enterprises, while offering our products and services directly to consumers and enterprises as well as enabling channel partners to offer their own versions of our products and services. We also increase the monetization of the traffic on our platform through advertising, including third-party application referrals, offer wall and pay wall models as well as brand advertising.

Our vision is to become a leading mobile Internet platform for consumers and enterprises globally. We began our business by offering consumers mobile security services to address the fundamental and rapidly growing needs of smart device users. Over the years, our proprietary, cloud-based security solution has been recognized as effective solutions for detecting and combating mobile security threats. Building upon the success of our mobile security offerings, we expanded our product and service offerings to provide mobile privacy and productivity, and started to offer additional mobile value added services, such as mobile games and interest-based community applications. We also started to offer a full set of enterprise mobility solutions. Additionally, we began offering our products and services to our channel partners to provide these products and services to their own users. We also enhanced our ability to monetize our mobile users through advertising, mobile games and technology licensing. Our products and services cater to the ever-expanding needs of consumers and enterprises in their usage of mobile devices, and we believe we are well positioned to capture market opportunities presented by the rapidly evolving mobile Internet industry.

We offer products and services in the following main categories:

•	Mobile value added services: Our revenues generated from the mobile value added services are derived from the wide range of products and services that we offer to mobile users directly or through numerous channel partners. We generate subscription revenues through a Freemium business model from products including NQ Mobile Security Applications, Vault and Family Guardian. We also generate revenues through sales of in-game virtual items from numerous mobile games that are either developed or operated by FL Mobile as well as collecting licensing fees for our self-developed games. We also acquired other businesses that are beginning to contribute to our MVAS revenue growth, including our live mobile social video platform, Showself.

•	Advertising: The revenues generated from advertising services are derived mainly from the monetization and successful third party application referrals in our online and offline advertising networks which were the result of our acquisition of Wanpu Century and Fanyue. We generate advertising revenues mainly on a cost per action, or CPA, basis in the form of third-party application referrals through our advertising network platform and offline channels. We also offer banner advertising to advertisers through our interest-based community applications that charge on a cost per time, or CPT, basis. In addition, Yipai provides PC and mobile intelligent interactive advertising services, employing user modeling and image recognition technology to analyze and search for advertisers’ products and services that of potential interest to audiences.

•	Enterprise mobility: Through our wholly-owned subsidiaries, NationSky, and Trustek, we offer mobility solutions to assist enterprises to build an efficient, productive and secure mobile environment. We provide mobility strategy consulting, architecture design, hardware and software procurement and deployment, mobile device and application management, training, maintenance and other ongoing support services. These services are provided on a stand-alone basis except for technology and software development. We generate revenues through mobility service delivery, software licensing, hardware procurement and deployment, technical support, maintenance and other services provided to our enterprise customers. A substantial portion of our enterprise revenues in 2014 came as a result of NationSky and Trustek having both obtained premium distributor agreement with Apple Inc.

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

Our cloud-based platform enables us to compile and update a database of information based on the usage and actions of our users. By knowing our users, we are able to deliver the most applicable mobile Internet services and advertisements, further enhancing our engagement, up-selling and cross-selling capabilities. This allows us to simultaneously deliver strengthened security products and services from our continuously increasing cloud-based repository of security threats, and also provide other relevant mobile Internet services and advertisements through our powerful database of user information. This continual strengthening of our security services as well as development of additional mobile Internet services based on our understanding of users enhance our platform for the purpose of attracting new users, resulting in a virtuous cycle that we believe allows us to continually acquire, engage, and monetize our use base. We have also opened this platform up and are now attracting other partners, including wireless carriers, third-party application developers and original equipment manufacturers, to utilize our technologies, products, services and solutions to engage and monetize their own mobile users as well.

We offer our products and services under our own brands and also as white label solutions that can be tailored to the specific requirements and offered under the brands of our channel partners. We also offer technology solutions and software development kit (SDK) platforms that enable our channel partners to expand their own business objectives, while we share in the revenues and results. In summary, we sell products directly to customers, through channel partners to customers, and also generate revenues by helping channel partners sell their own branded products and services that are powered by our solutions and technology. Additionally, we are now monetizing the traffic on our platform that is associated with our users who are interacting with our products and services directly and with our channel partners in the form of advertising, third party application referrals and offer wall/pay wall.

Products and Services

We began our business by offering mobile security products for consumers and subsequently expanded our portfolio to include a variety of products and services for consumers, enterprises, developers and advertisers. The products and services we currently offer are divided into three main categories: mobile value added services, advertising services and enterprise mobility products and services.

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

Our consumer mobile products are offered directly under our various NQ brands as well as white labeled and branded by our various channel partners who sell their own versions of these products. Such channel partners include American Movil and its subsidiaries, US Cellular, ZTE, Lenovo, Huawei, Gionee, Vivo, TCL Micromax, Smartfren and Ninetology.

User Acquisition Channels

We have established diversified user acquisition channels through strong relationships with key players in the global mobile ecosystem. We acquire users of our consumer mobile products through pre-installation/pre-load, retail, online channels and viral marketing.

Pre-installation

Pre-installation in mobile handsets is an important user acquisition channel. We have formed strong collaborative relationships with many handset distributors that each has relationships with an extensive network of handset manufacturers, including ZTE, Lenovo, Huawei, Gionee, Vivo, Smartfren, Cherry Mobile, I-Mobile, Ninetology, Mito, Fly, and Polytron to pre-install our products on different types and models of their mobile phones. We also work with wireless carriers such as US Cellular to pre-install our products. We intend to further expand our pre-installation relationships to include additional mobile handset manufacturers, wireless carriers, mobile handset distributors and retailers to pre-install and promote our products.

Retail

We expanded our user acquisition channels to wireless carriers in certain international markets since 2012 to offer our products and acquire premium users. Our products are sold at retail locations by our wireless retail partners, including The Cellular Connection, A Wireless, in the United States and Telkomsel in Indonesia.

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

We operated 29 games on the iOS platform and 74 games on the Android platform as of December 31, 2014. Most of these games were developed by third parties but published and operated by FL Mobile. In 2014, FL Mobile operated six games that ranked among the top 100 gross applications on Apple’s iTunes app store in China. The top revenue-contributing and most anticipated mobile games published and operated by FL Mobile during 2014 are:

•	To Attack Cities and Capture Territories ( ), developed by Aoshitang and exclusively published by FL Mobile, set in the Three Kingdoms period, unprecedently introduces the battle game with instant voice messaging. The experience of 24-hour real-time PVP battles distinguishes the game from other similar SLG games.

•	Snap Three Kingdoms ( ), is a 3D strategy card game developed by Hard Core studio. Users can fight in 3D real-time magnificent battlefield together with thousands of soldiers. It was launched in September 2013.

•	The Tank Storm ( ), developed by Ray Joy and exclusively published by FL Mobile, is the first SLG mobile game with tank theme. The users can command the most famous types of tanks, either historical or extant, in the magnificent history background and in the amplitude battle field.

•	Fight Three Kingdom ( ), developed by Tencent Light Speed and exclusively published by FL Mobile, allows users to experience fluent and intensive battles through screen touch operation. The cultivation of Three Kingdom commanders, the challenge of game mode, and the interaction among users produce opulent fun to users.

•	Soul Sword ( ), developed by Palm Play and exclusively published by FL Mobile, is a 3D MMORPG game set in Three Kingdoms period. The splendid game scenes, the magnificent skill effects and the PVP game mode attract the users’ full participation in the raging Three Kingdoms battles.

We acquire and maintain mobile gamers through our own interest-based community applications including Mobile Phone User Bible, or ShouJi Shi Yong Bao Dian, and FL Mobile Game Community, or the app stores FL Download and FL Game Center. We also leverage third-party platforms and distribution channels to promote games and gain users. We generate revenues through operating and publishing contracts with game developers and receiving licensing fees for our self-developed games. Almost all games are free to play and we generate revenues through the sale of in-game virtual items.

In the second quarter of 2014, we acquired a controlling interest in Showself and began consolidating revenues generated by Showself in our MVAS revenues in the third quarter of 2014. Showself is a live mobile social video platform, or social entertainment business.

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

In addition to the NationSky products and services, we acquired Trustek in the first quarter of 2014 and began to include these revenues within our overall enterprise business segment. Trustek primarily provides enterprise mobility solutions and services, including system management, application development, business intelligence and maintenance services.

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

Research and Development

As of December 31, 2014, our research and development department consisted of 695 engineers and technicians. Supervisors in charge of our research and development department have educational backgrounds from leading universities in China and have significant industry experience before joining us. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China.

We will also continue to recruit, train, retain and motivate highly trained and qualified research and development staff to maintain our technological advantage. In addition, we will continue to apply for more patents in order to protect our new, innovative ideas and intellectual property.

Intellectual Property

Our business success has benefited from our continuous efforts in obtaining and maintaining intellectual property protection, including and application and registration of patents, trademarks, copyrights and trade secrets. As of December 31, 2014, we had 235 patent registrations, applications and exclusive licenses in China and overseas, including but not limited to patents covering anti-virus, anti-spam firewall, anti-phishing, contact management, agenda management and parental controls, mobile game and advertising, enterprise mobile management. Some of these patents have been issued and are currently held by us, while others are still pending. As of December 31, 2014, 36 of our patents applications have been filed with the United States Patent and Trademark Office, or USPTO, and claim the benefits of initial patent applications, eight of which has been approved by USPTO. Some of the intellectual properties our company currently uses are held by individuals, all of whom have entered into assignment or exclusive patent licensing agreements with us. We have also made 215 copyright registrations and 353 trademark registrations and applications in China and overseas, and have applied with USPTO to register the word “NQ” and related logo as a trademark. In addition, we have131 registered domain names, including www.NQ.com, our primary operation website, which we licensed from a third party (the “Licensor”) in July 2011. We have been granted an exclusive license for the use of the domain name of www.NQ.com for ten years from July 2011 to June 2021. Unless renewed, upon the expiration or earlier termination of this agreement, the Licensor shall have the right to license the domain name to any other party as the Licensor desires. However, if the Licensor intends to transfer the domain name to another party, we have a right of first refusal. In addition, the Licensor provides us ten years search engine optimization services from July 2011 to June 2021.

Our business operations substantially rely on the techniques covered by following patents: (1) a patent on a method and system to subscribe, configure and move mobile telephone software service conveniently, which was filed in China in September 2007 and has a corresponding U.S. patent application file in May 2010, both of which were granted; (2) a patent on a method and system for a self-learning intellectualized short message firewall for mobile terminals, which was filed in China in December 2009 and has a corresponding PCT application file in December 2010; (3) a patent on an anti-theft method and system for mobile terminals, which was filed in China in December 2012 and has a corresponding PCT application in March 2013; and (4) a patent on a method and system to show contents on mobile terminals, which was filed in China in October 2013.According to Article 42 of Chinese Patent Law, each of the four patents above would have a term of twenty years, starting from its application date.

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

As a mobile Internet Platform business, including attracting, engaging, and monetizing mobile users across multiple products, services and applications and focusing on traffic, we compete in China with many of the largest platform companies including Tencent, Baidu, Qihoo 360. We also have numerous products, services and applications that compete on a stand-alone basis with other technology companies including, but not limited to, Shazam, YY, and numerous other advertising platforms and networks.

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

On November 3, 2014, the MII issued a discussion draft of the proposed Administrative Provisions on Short Message Services (the “Draft of SMS”) to seek public comments by December 5, 2014.The Draft of SMS indicates that any SMS operators should obtain a telecommunications license under the law. Basic telecommunications service operators shall not provide network or service access used for business operations for SMS providers without a license. The Draft of SMS clearly underlines that any entity or individual should not send commercial short messages to recipients without their consent or request. If a recipient consents to receiving and then clearly refuses to receive short messages, operators should stop sending him messages. In addition, SMS providers should introduce a complaint-handling mechanism, publish contract information and accept complaints relating to SMS.

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

On July 13, 2006, the MII issued the Notice Regarding Strengthening the Administration of Foreign Investment in Operating Value-Added Telecommunications Businesses, or the MII Notice, which prohibits value-added telecommunications services operation license holders, including Trans-regional Value-Added Telecommunications Services Operation License and Telecommunications Value-Added Services Operation License holders, from leasing, transferring or selling their licenses to any foreign investors in any manner, or providing any resources, premises or facilities to any foreign investors for illegal operation of telecommunications services business in the PRC. The MII Notice also requires that, (1) value-added telecommunications services operation license holders or their shareholders must directly own the domain names and trademarks used by such license holders in their daily operations; (2) each license holder must have necessary facilities for its approved business operations and maintain such facilities in the regions specified by its license; and (3) all value-added telecommunications mobile payment service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MII Notice and fails to remedy such non-compliance within a designated period, the MIIT or relevant CABs may take administrative actions against such license holder, including revocation of their valued-added telecommunications services operation licenses. We provide our services through our controlled affiliated entity that own Value-Added Telecommunications Services Operation Licenses. We believe our controlled affiliated entity is in compliance with the MII Notice.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law (the “Draft”) in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China. The Draft embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on the Draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The Draft, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations. The Draft expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered an FIE. Under the Draft, the entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of properties, voting rights or other similar rights of the enterprise; (ii) holding, directly or indirectly, less than 50% of shares, equities, share of properties, voting rights or other similar rights of the enterprise, but falling under any of the following circumstances: (1) having the right to directly or indirectly appoint not less than half of the members of the board of directors or other similar decision-making body of the enterprise; (2) having the ability to ensure that its nominees occupy not less than half of seats in the board of directors or other similar decision-making body of the enterprise; or (3) holding voting rights sufficient to impose significant impacts on any resolution of the board of shareholders, at the general meeting of shareholders, or of the board of directors or other decision-making body of the enterprise; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

Under the Draft, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. Moreover, for the enterprises which are not incorporated under the laws of China (foreign investors) but are “controlled” by Chinese investors, they may submit documentary evidence to apply for identifying their investment as the investment by Chinese investors when they applying for the market entry clearance to engage in any investment as set out in the “negative list” in China. The competent authorities of foreign investment will grant the review opinion on whether the said investment is identified as the investment by Chinese investors.

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

Copyright

Copyright in the PRC is protected by the Copyright Law of the PRC which was promulgated in 1990 and revised in 2001 and February 2010 and the Regulation for the Implementation of the Copyright Law of the PRC which was promulgated in September 2002 and revised in January 2013. Under the revised Copyright Law, copyright protections have been extended to information network and products transmitted on information network. Copyrights are reserved by the author, unless specified otherwise by the laws. According to Article 16 of the Copyright Law, if a work constitutes “work for hire”, the employer, instead of the employee, is considered the legal author of the work and will enjoy the copyrights of such “work for hire” other than rights of authorship. “Works for hire” include, (1) drawings of engineering designs and product designs, maps, computer software and other works for hire, which are created mainly with the materials and technical resources of the legal entity or organization with responsibilities being assumed by such legal entity or organization; (2) those works the copyrights of which are, in accordance with the laws or administrative regulations or under contractual arrangements, enjoyed by a legal entity or organization. The actual creator may enjoy the rights of authorship of such “work for hire.”

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

On July 4, 2014, the SAFE issued the Circular of the SAFE on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (“SAFE Circular No. 37”), which became effective as the date of issuance. Circular 75 shall be annulled simultaneously. Where the relevant provisions enacted previously are inconsistent with SAFE Circular No. 37, SAFE Circular No. 37 shall prevail. Under SAFE Circular No. 37, PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, or an SPV, for the purpose of overseas investment and financing, utilizing such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore. The term “control” under SAFE Circular No. 37 is broadly defined as the right to operate, rights as beneficiary or decision-making rights acquired by the PRC residents in the offshore SPVs or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular No. 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including higher requirement for registered capital, restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. Under relevant regulations, our PRC resident founders are required to register their investments in our company with the SAFE.

Tax Regulations

Income Tax

On March 16, 2007, the PRC National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Pursuant to the Notice of the State Council Regarding the Implementation of Transitional Preferential Policies for Enterprise Income Taxes issued on December 26, 2007, enterprises established prior to March 16, 2007, eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the EIT Law rate over a five-year transition period starting from the date of effectiveness of the EIT Law. In addition, certain enterprises may still benefit from income tax exemptions and reductions under the new tax law if they meet the definition of a “software enterprise” or a preferential tax rate of 15% under the new tax law if they meet the definition of “high and new technology enterprises.”

VAT in lieu of BT

On April 29, 2014, the State Administration of Taxation and the Ministry of Finance issued the Circular of the Ministry of Finance and the State Administration of Taxation on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax, and on May 14, 2014, the State Administration of Taxation issued Announcement of the State Administration of Taxation on Promulgating the Interim Administrative Measures for the Collection of Value-Added Tax from Telecommunication Enterprises(the “Announcement”), both of which became effective on June 1, 2014. Pursuant to the Circular and the Announcement, Telecommunications industry is included in the pilot collection of value-added tax in lieu of business tax (hereinafter referred to as “VAT in lieu of BT”) upon approval of the State Council. Entities and individuals who provide telecommunications services within the territory of the PRC are VAT tax payers, who shall pay VAT instead of BT in accordance with the provisions of the Announcement and the Circular of the Ministry of Finance and the State Administration of Taxation on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax, tax rate for basic telecommunications services is 11% and that for value-added telecommunications services is 6%.

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

C. Organizational Structure

As of December 31, 2014, we mainly operate our business through the following significant subsidiaries and consolidated affiliated entities:

•	Beijing NQ Technology Co., Ltd., or Beijing Technology, our consolidated affiliated entity in the PRC;

•	NQ Mobile (Beijing) Co., Ltd., or NQ Beijing, our wholly owned subsidiary in the PRC;

•	FL Mobile Inc., a majority owned subsidiary in the Cayman Islands;

•	FL Mobile Jiutian Technology Co., Ltd.*, or FL Mobile, our consolidated affiliated entity in the PRC;

•	NQ (Beijing) Co., Ltd., or NQ Tongzhou, our wholly owned subsidiary in the PRC;

•	Beijing Fanyue Information Technology Co., Ltd., or Fanyue, a wholly owned subsidiary of FL Mobile in the PRC;

•	Beijing Wanpu Century Co., Ltd., or Wanpu Century, our consolidated affiliated entity in the PRC;

•	NQ International Limited, our wholly owned subsidiary in Hong Kong;

•	Beijing NQ Mobile Co., Ltd., or NQ Yizhuang, our wholly owned subsidiary in the PRC.

*	Also previously translated as Feiliu Jiutian Technology Co., Ltd.

D. Property, Plants and Equipment

Our principal executive offices and headquarters in Beijing are located on premises comprising approximately 12800 square meters at 11 Heping Li East Street, Dongcheng District, Beijing, China, which we lease from an unrelated third party. We plan to renew our lease when it expires. The premises are shared by NQ Beijing, Beijing Technology and some subsidiary companies. The lessor of the leased premises in Beijing has valid title to the property. We believe that our existing facilities are adequate for our current and foreseeable requirements.

Our headquarters in Dallas is located in premises comprising approximately 769 square meters at 4514 Travis Street, Suite 200, Dallas, Texas. We leased this premise from an unrelated third party.

We also lease an aggregate of approximately 6700 square meters of office space in Beijing, Tianjin, Shanghai, Chengdu, Shenzhen, Taipei, Hong Kong, Tokyo and Gyeonggi-do all from unrelated third parties.

We made capital expenditures of US$2.3 million, US$2.3 million and US$1.6 million and US$3.7 million for the years ended December 31, 2011, 2012, 2013 and 2014 respectively. Our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

See footnotes 8 and 9 to our financial statements for further information about our property and equipment and intangible assets.

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

A. Operating Results

Overview

We are a leading global provider of mobile Internet services. We have been a pioneer in the consumer mobile security industry since 2005 and have built a world-class cloud-based platform with proven competency to acquire, engage, and monetize customers globally. We currently offer a variety of products and services for the consumer and enterprise markets in (i) mobile value added services, which are comprised of consumer mobile security and productivity applications, mobile games, and live mobile social video platform (ii) advertising and (iii) enterprise mobility. Since our inception, we have focused on building a large and engaged user base. In 2014, we redefined the operating metrics of “active user accounts” to include many emerging businesses previously not included in our user account metrics reported in periods prior to 2014. The monthly active user accounts “MAUs” presented in 2014 and going forward include the user accounts in NQ Live, Music Radar, and more recent investments such as Yipai and Showself, among others. As such, the MAUs presented herein should not be compared to previously reported operating metrics in historical periods because there is not a way to meaningfully compare such results. The MAUs for the current period 2014 and going forward are expected to be better aligned with the key underlying trends of our company as a mobile Internet platform company focused on driving mobile consumer traffic and engagement that can be monetized. The MAU statistics do not include the users addressed by the installation of our advertising SDK into third-party applications. These indirect users generate impressions and search traffic that we can monetize outside of the user accounts generated directly by our own portfolio of applications.

The average monthly active user accounts for the three months ended December 31, 2014 was 160.8 million.

As a convenient reference, below is the historical summary of our user and operating metrics. However, these should not be compared to the MAU statistics for 2014 and in the future.

The number of our total registered user accounts for the year ended December 31, 2011, 2012 and 2013 were 146.7 million, 283.4 million and 480.8 million, respectively, not including the registered user accounts of FL Mobile for the year ended December 31, 2012 and 2013, which were 67.4 million and 106.9 million, respectively. Our average monthly active user accounts for the three months ended December 31, 2011, 2012 and 2013 were 52.3 million, 97.7 million and 136.0 million, respectively, not including the average monthly active user accounts of FL Mobile for the three months ended December 31, 2012 and 2013, which amounted to 12.5 million and 20.4 million, respectively. The numbers of our average monthly paying user accounts for the three months ended December 31, 2011 and 2012 were 5.6 million and 8.9 million, respectively. The number of our average monthly premium user accounts for the three months ended December 31, 2013 was 15.6 million.

We generate revenues primarily through (i) mobile value added services, which include consumer mobile security and productivity applications, mobile games, live mobile social video platform, (ii) advertising and (iii) enterprise mobility. Our total net revenues increased from US$40.7 million in 2011 to US$91.8 million in 2012 and US$196.7 million in 2013 and US$332.3 million in 2014. We achieved net income attributable to NQ Mobile Inc. of US$10.3 million and US$9.4 million in 2011 and 2012, respectively, and had a net loss of US$1.9 million and US$76.7 million in 2013 and 2014. Our adjusted net income attributable to NQ Mobile Inc., which is determined by adding back share-based compensation expenses to our net income attributable to NQ Mobile Inc. presented in accordance with U.S. GAAP, is another measure used by our management to evaluate our operating performance. We had adjusted net income attributable to NQ Mobile Inc. of US$34.0 million, US$53.5 million and US$7.1 million in 2012, 2013 and 2014, respectively.

We incur significant share-based compensation expenses in the course of our business as we have issued share-based awards in order to motivate and retain talent and pursuant to earn outs in certain of our acquisitions. We incurred US$24.5 million, US$55.4 million and US$83.8 million in share-based compensation expenses for the fiscal year ended December 31, 2012, 2013 and 2014, respectively. The granting or acceleration of our share-based awards will materially and adversely affect our financial results in the periods over the vesting period of the newly granted options and restricted shares.

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

Factors Affecting Our Results of Operations.

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

Our ability to continue to develop and offer new mobile security, privacy and productivity services

We generate revenues through user subscriptions of our consumer mobile security, privacy and productivity services, which substantially depend on our ability to continue offering services and products that meet the changing requirements of our users and appropriately price our services and products. As the mobile security, privacy and productivity industry evolves and user preferences for mobile security, privacy and productivity services and products change, our results of operations depend on our ability to continually research, develop and update our products and services to meet user needs and offer such products at competitive prices. As the industry continues to evolve, we need to introduce products and services which provide competitive advantages over other competing products which may enter the market.

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

Our ability to control our operating expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, and research and development expenses. Our total operating expenses increased from 2009 to 2014, as our business expanded rapidly in its recent years and we hired more personnel and incurred more expenses to support marketing, administrative, and research and development efforts. We expect that our operating expenses, excluding the non-cash share-based compensation expenses, will continue to increase. Our results of operations are and will continue to be affected by our ability to control our operating expenses.

Foreign Exchange Risks

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Discussion of Selected Statements of Comprehensive Income Items

Net Revenues

We recognize revenues net of value added tax business tax and related surcharges. We derive our net revenues primarily from (i) mobile value added services, which include consumer mobile security services (previously named as “premium mobile Internet services”) mobile games, and live mobile social video platform (ii) advertising services and (iii) enterprise mobility products and services. For our consumer mobile security services, we focus on mobile security, privacy protection and productivity services and provide for free the basic functions of such services, such as the anti-malware scanning, anti-spam, contact back-up and restore functions. We charge our users a subscription fee for subscribing to our premium services, such as access to continual updates of our virus library and advanced privacy protection services, on a monthly, quarterly, semi-annual or annual basis. We generate mobile game revenues from operating free-to-play mobile games that monetize through sales of in-game virtual items. Our new “offer wall” launched in March 2013 provides a selection of self-developed and third-party sponsored applications, including mobile games. The offer wall allows users to accumulate points for downloading these applications and to use such points to upgrade to our premium services, as an alternative to paying subscription fees for the premium services. We generate advertising revenues on CPA and CPT basis through our mobile security applications, mobile games, interest-based community applications, advertising network platform and offline channels. For our enterprise users, we derive enterprise mobility product revenues from sales of mobile hardware and enterprise mobility service revenues from the offering of managed mobility services. In addition, we derive a portion of our net revenues from other sources, such as secured download and technology development services to third parties.

Due to the expansion of our business and diversification of our revenue streams, we re-classified our revenues into the following categories in 2014: mobile value added services (including consumer mobile security, mobile games, and live mobile social video platform), enterprise mobility, advertising services and other services. As a result, we re-classified in the consolidated results of operations table, and the presentation of the revenue categories for the years ended December 31, 2012, 2013 and 2014 in this annual report are in conformity with these new revenue categories.

We collect net revenues from consumer mobile security services primarily through three payment channels. First, we cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users. In this payment channel, wireless carriers charge a fixed percentage of the total user payment as a fee primarily for billing, collection and customer support services relating to the end users. We recognize net revenues excluding the fees retained by wireless carriers. If we cooperate with wireless carriers through mobile payment service providers, we pay a fee to the mobile payment service providers and the amounts attributed to mobile payment service providers are recognized as cost of revenues. Second, we sell prepaid cards to customers of our consumer mobile security services through independent distributors and amortize such net proceeds from the distributors as net revenues on a straight-line basis over the subscription period. Third, users can subscribe for our consumer mobile security services directly through our website and make payments through third-party payment processors. We recognize the proceeds collected through third-party payment processors as revenues on a gross basis and the amounts attributed to third-party payment processors are recognized as cost of revenues.

Mobile games revenues are derived from third-party developed mobile games and self-developed mobile games. We enter into exclusive or joint operation agreements with game developers for licensed mobile game applications. Game players can download the free-to-play games and pay to acquire virtual currency which can be redeemed in the games for in-game virtual items. Pursuant to agreements signed between us and game developers, revenues from the sales of virtual currency to be used for the purchase of virtual items are shared between us and the game developers based on a pre-agreed ratio for each game. We also generate mobile games revenues from offering virtual items in self-developed mobile games and collect license fees of our self-developed mobile games. Within the storefronts, game players can download our free-to-play games and pay to acquire virtual currency which can be redeemed in the games for in-game virtual items. Live mobile social video platform, revenues are mainly derived from the sale of virtual currency which can be used to purchase virtual presents and items in the Rooms. All the Rooms can be accessed for free. Our operating entities primarily cooperate with independent third-party distributors to sell our virtual currency through the annual distribution agreements with these distributors. Pursuant to the distribution agreements with these distributors, each distributor is responsible for sales of virtual currency for one or more of our communities through developing and engaging sales agents who directly sell the virtual currency to users. We have discretion to determine the price of the virtual currency sold to sales agents or users. In addition, we take overall responsibility of the content or performances provided by hosts in our community. Consequently, we recognize revenue on a gross basis pursuant to ASC 605-45.

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

	For the Year Ended December 31,
	2012				2013				2014
	Domestic		Overseas		Domestic		Overseas		Domestic		Overseas
	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%
				(in thousands of dollars, except for percentages)
Service Revenues (1)
Mobile value added services	32,588	59.0	35,747	97.9	51,954	36.3	51,565	96.4	67,052	23.1	39,051	92.2
Enterprise mobility	3,249	5.9	—	—	14,174	9.9	—	—	16,035	5.5	—	—
Advertising services	8,889	16.1	—	—	36,623	25.6	—	—	72,825	25.1	78	0.2
Other services	1,212	2.2	780	2.1	1,617	1.1	1,942	3.6	1,422	0.5	3,219	7.6
Product Revenues
Enterprise mobility	9,303	16.8	—	—	38,827	27.1	—	—	132,642	45.8	—	—
Total net revenues	55,241	100.0	36,527	100.0	143,195	100.0	53,507	100.0	289,976	100.0	42,348	100.0

(1)	Due to the expansion of our business and diversification of our revenue streams, we re-classified our revenues into the following categories in 2013: mobile value added services (including consumer mobile security, mobile games, and live mobile social video platform), enterprise mobility, advertising services and other services. As a result, we re-classified in the above table, within this annual report, the presentation of the revenue categories for the year ended December 31, 2012 as well as for the years ended December 31, 2013 and 2014 in conformity with these new revenue categories.

Net revenues from mobile value added services, which included consumer mobile security services, mobile games, live mobile social video platform increased significantly from 2012 to 2014. The increase in mobile value added service revenues was primarily due to the increase in mobile game revenues and the inclusion of live mobile social video platform revenues, partially offset by the decrease in consumer mobile security revenues. The increase in mobile game revenues was primarily due to the rapid growth of FL Mobile’s game platform and the launch of new games in the fiscal year of 2014. The inclusion of live mobile social video platform revenues is the result of the consolidation of Showself. The decrease in consumer mobile security revenues was primarily due to moving our focus away from premium security subscription-based revenues and focusing more on domestic mobile applications and services that can be monetized, which resulted that net revenues from mobile value added services attributable to overseas users as a percentage of our mobile value added service revenues decreased from 52.3% in 2012 to 36.8% in 2014.

Net revenues from advertising services increased significantly from 2012 to 2014, due primarily to (i) the acquisition of FL Mobile in 2012 and the acquisitions of Fanyue, Best Partners and Tianya in 2013; and (ii) our launch of the offer wall in March 2013, through which we generated advertising revenues when users download third-party sponsored applications and games from the offer wall.

We recorded net revenues from enterprise mobility products and services of US$12.6 million, US$53.0 million and US$148.7 million in 2012, 2013 and 2014, respectively. Our net revenues from enterprise mobility products and services were generated by NationSky and Trustek. We acquired 55% of the equity interest in NationSky in May, 2012 and the remaining 45% in July 2013, and entered into a definitive agreement to sell 3.4% equity interest in NationSky to a third party in 2014, which was subsequently cancelled. We acquired 100% interest in Trustek in January 2014.

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

We acquire users primarily through viral marketing, or word-of-mouth marketing, pre-installation and online download. We provide online downloads of our products and services via various third-party websites, including online advertising networks, Internet portals and mobile application stores. We pay such third parties a fee for each registered user account acquired through them. Payments to these third parties increased from 2012 to 2014 as we acquired more registered user accounts through them during these periods. We also pay fees to handset manufacturers to pre-install our applications on their handsets. As we further expand our global user base and grow our revenue, we expect payments to third parties in connection with user acquisition to continue to increase.

Salaries and benefits for employees that provide customer services and other support directly related to our products and services increased from 2012 to 2014, primarily reflecting the expansion of customer services and product support teams.

We cooperate with wireless carriers, either directly or through mobile payment service providers, to provide services to users. If we cooperate with wireless carriers through mobile payment service providers, we pay a fee to the mobile payment service providers and the amounts attributed to mobile payment service providers are recognized as cost of revenues.

We entered into arrangements with certain content providers, under which we display advertisements in their applications. To the extent we are obligated to share our revenues with such content providers, we recognize the shared revenues as our cost of revenues over the terms of the arrangements. We also entered into exclusive operation agreements with mobile game developers. We share our revenues with the mobile game developers and recognize the shared revenues as cost of revenues.

Our hardware procurement costs include the majority of the cost of revenues incurred by NationSky and Trustek which operates at a much lower gross margin than our mobile value added services and advertising services. As we are expanding our enterprise mobility business through NationSky and Trustek, we expect our cost of revenues to increase.

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

	For the Year Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Selling and marketing expenses	17,396	27.3	25,810	21.5	29,962	16.1
General and administrative expenses	36,776	57.7	77,026	64.0	131,001	70.2
Research and development expenses	9,585	15.0	17,437	14.5	25,665	13.7

Total operation expenses	63,757	100.0	120,273	100.0	186,628	100.0

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

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that our accounting policies with respect to revenue recognition, segment reporting, goodwill, impairment of long-lived assets, allowance for doubtful accounts, share-based compensation, income taxes, equity investments, convertible debts, and mezzanine equity represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Revenues presented in the consolidated statements of comprehensive income (loss) include revenues from mobile value added services that are comprised of consumer mobile security, mobile games and live mobile social video platform, advertising services, enterprise mobility and other services.

Mobile Value Added Service Revenues

(i) Consumer mobile security revenues

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

We recognize and report our consumer mobile security services revenues on a gross basis based on our and service providers’ portion of the billings as we have the primary responsibility for fulfillment and acceptability of the consumer mobile security services and are considered a principal in the transactions. The amounts attributed to services providers’ share are determined pursuant to the arrangements between services providers and us and are recognized as cost of revenues.

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

(ii) Mobile game revenues

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

For third-party developed games under exclusive operation agreements and self-developed games, we recognize revenue based on the gross amount billed to customers (i.e., inclusive of the amount retained by the Platforms and amounts paid to game developers under revenue-sharing arrangements if any), because we are able to determine pricing for the virtual items sold and are the primary obligor to the customer. The amount paid to Platforms and game developers are recorded as cost of revenue.

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

Mobile game licensing. We license our self-developed games to other third-party game operators and generally receive revenue in forms of initial license fees, non-refundable minimum guarantee, monthly revenue-based fees under revenue-sharing arrangement or a combination. The initial license fee is generally a fixed amount and recognized ratably over the term of the license. The non-refundable minimum guarantee is generally a fixed amount and recognized once the fees are collected. The revenue-based fees under revenue-sharing arrangement are generally equal to a fixed percentage of the revenues generated by the game operators from the sale of virtual items and are recognized when the game operators provide us with the monthly billing confirmation.

(iii) Live mobile social video platform

We operate a live mobile social online video community, namely Showself Live Broadcast ( ). The community contains thousands of real time video rooms (“Room”) with user-created content provided by hosts and online users, and broadcasted to the ‘Rooms’ viewers. We are responsible for providing a technological infrastructure to enable the hosts, online users and viewers to interact through live online social video platforms.

All the Rooms can be accessed for free. We mainly derive the revenue from sales of virtual currency which can be used to purchase virtual presents in the Rooms. Our operating entities primarily cooperate with independent third-party distributors to sell our virtual currency through the annual distribution agreements with these distributors. Pursuant to the distribution agreements with these distributors, each distributor is responsible for sales of virtual currency for one or more of our communities through developing and engaging sales agents who directly sell the virtual currency to users.

We have discretion to determine the price of the virtual currency sold to sales agents or users. In addition, we take overall responsibility of the content or performances provided by hosts in our community. Consequently, we recognize revenue on a gross basis pursuant to ASC 605-45.

We also utilize third-party payment collection channels, which charge us the payment handling cost, for users to purchase the virtual currency directly from it. The payment handling costs are recorded in cost of revenues. Upon sales of virtual currency, we typically have an implied obligation to provide the services which enable the virtual currency to be used on our platform. We recognize revenue ratably over the estimated average playing period of paying users.

We estimate the playing periods of paying users based on available data obtained since we launched the platform in April 2014. On a quarterly basis, we determine the estimated average playing period for paying players, beginning at the time of a payer’s first purchase on our platform and ending on a date when that paying player is no longer active. We then calculate the average of the time periods from the first purchase date to the date the player is expected to cease playing on our platform to determine the total average playing period.

We determine that a paying player has ceased playing on our platform once the player reached an “Inactive Period”. We define the Inactive Period as the length of time after which if a paying player has not logged into the community, the possibility that he/she will continue to play on our platform in the future is very low. To determine the Inactive Period, we regularly analyze paying players’ activities in the community. For the players who have not logged on our platform for 50 days as of the period end, we deem them inactive players. Currently estimated average playing periods are within three months, based on current available paying users’ information. We regularly reassess these estimates and may revise such estimates in the future as additional data becomes available and if and when future data indicates a change in playing patterns or behaviors.

Advertising Revenues

Advertising revenues are derived principally from promotion of third-parties’ applications, games or services over a particular period of time, through a variety of patterns, which are classified into online advertising services and offline advertising services.

(i) Online advertising revenues

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

We also provide advertising services by embedding the advertisement in applications developed by third-party content providers. We sign agreements with advertisers and content providers separately. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to advertisers or as an agent in the transaction, and the specific requirements of each agreement. After considering our obligations and risk, latitude in establishing price, determination of service specifications and etc., we conclude that we are the primary obligor in the contracts with advertisers. The fees are charged to advertisers on the cost-per-activation basis. The revenues are recognized by us on a gross basis pursuant to ASC 605-45, without net of payment to content providers which are recognized as costs of revenues.

Moreover, we provide advertisement placements on our websites and interest-based communities. We enter into CPT contracts with advertisers, under which the fixed price and advertising services are established upfront and charged ratably over the contractual period of display.

(ii) Offline pre-installation revenues

We provide with the pre-installation services to promote various applications in mobile phones. The revenues are recognized when the end users activate the applications or could be active users within certain periods, pursuant to the contracts.

Enterprise Mobility Revenues

Enterprise mobility revenues are derived principally from hardware sales to enterprise users, technology and software development for provision of mobility solution, and commission income shared from mobile network operators, all of which are provided on a stand-alone basis in the years of 2013 and 2014.

The revenue from sale of hardware is recognized upon the time of acceptance. Hardware is considered delivered to customers once customers acknowledge the receipt of the hardware delivered and title and risk of loss have been transferred. For most of our hardware sales, these criteria are met at the time customers sign the delivery notes.

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

Segment Reporting

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by our chief operating decision-maker (“CODM”), Chairman of the Board and Chief Executive Officer, in deciding how to allocate resources and assess performance.

Our organizational structure is based on a number of factors that the CODM uses to evaluate, view and run our company’s business operations, which include, but are not limited to, customer base, homogeneity of products and technology. Our operating segments are based on its organizational structure and information reviewed by our CODM to evaluate the operating segment results.

Before 2012, we principally engaged in consumer mobile security and other services and operated and managed this business as a single segment. In 2012, we expanded our business by the acquisition of NationSky in enterprise mobility services and the acquisition of FL Mobile and its subsidiary, Red, in mobile games and advertising services. In 2013 and 2014, we enhanced our business in enterprise mobility services and traffic services by a series of acquisitions, and generate revenue from the operations of such businesses. See Note 4 – “Business Combination” for more details.

We have determined that the business segments that constitute its primary reportable segments are consumer and enterprise. The consumer segment primarily consists of mobile value added services, which includes consumer mobile security services, mobile games and live mobile social video platform, advertising services and other services. The enterprise segment mainly consists of technology and software development services and hardware sales aggregated under enterprise mobility revenues.

We generate our revenues from customers in the PRC and overseas. Net revenues from customers in the PRC were US$55.2 million, US$143.2 million and US$290.0 million in 2012, 2013 and 2014, respectively. Net revenues from our overseas customers were US$36.5 million, US$53.5 million and US$42.3 million in 2012, 2013 and 2014, respectively.

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

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred tax assets is operating loss carryforwards generated by our PRC subsidiaries and VIE due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2012, 2013 and 2014, we recognized a valuation allowance of US$1.4 million, US$4.4 million and US$7.9 million against deferred tax assets, respectively. If we subsequently determine that all or a portion of the carryforwards are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of comprehensive income.

Equity Investments

Our equity investments are comprised of cost method investments and equity method investments.

Cost method investments

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, we carry the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. We regularly evaluate the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs.

Equity method investments

In accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. Under the equity method, we initially record our investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive income after the date of investment. We will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero.

Sales of equity interests of an investee by us is accounted for as gains or losses equal to the difference at the time of sale between selling price and carrying amount of the equity interests sold.

Impairment for equity investments

We assess our equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. Other-than-temporary impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s carrying value over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of such investment.

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

Mezzanine Equity

Mezzanine Equity consists of non-controlling interests in FL Mobile Inc. and a put option pursuant to which the non-controlling shareholders will have the right to put their equity interests in FL Mobile Inc. to us at a pre-determined price if FL Mobile Inc. does not complete a qualified listing. The put option will expire within three months after the first anniversary of the closing date. Since the occurrence of the put is not solely within the control of our company, we classify the non-controlling interest as mezzanine equity instead of permanent equity in our consolidated financial statements.

In accordance with ASC subtopic 480-10, we calculate, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the issuance to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of FL Mobile Inc. based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity will be adjusted by an accumulative amount equal to the higher of (i) and (ii).

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

	For the Years Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Net Revenues(1)
Service Revenues (1)
Mobile value added services	68,335	74.5	103,519	52.6	106,103	31.9
Advertising services	8,889	9.7	36,623	18.6	72,903	21.9
Enterprise mobility	3,249	3.5	14,174	7.2	16,035	4.9
Other services	1,992	2.1	3,559	1.8	4,641	1.4
Product Revenues
Enterprise mobility	9,303	10.2	38,827	19.8	132,642	39.9

Total net revenues	91,768	100.0	196,702	100.0	332,324	100.0

Cost of revenues
Cost of services	(16,773)	(18.2)	(43,557)	(22.1)	(98,235)	(29.6)
Cost of products sold	(8,966)	(9.8)	(37,371)	(19.0)	(128,416)	(38.6)

Total cost of revenues (2)	(25,739)	(28.0)	(80,928)	(41.1)	(226,651)	(68.2)

Gross profit	66,029	72.0	115,774	58.9	105,673	31.8

Operating expenses
Selling and marketing expenses (2)	(17,396)	(19.0)	(25,810)	(13.1)	(29,962)	(9.0)
General and administrative expenses (2)	(36,776)	(40.1)	(77,026)	(39.2)	(131,001)	(39.4)
Research and development expenses (2)	(9,585)	(10.4)	(17,437)	(8.9)	(25,665)	(7.8)

Total operating expenses	(63,757)	(69.5)	(120,273)	(61.1)	(186,628)	(56.2)

Income/(Loss) from operations	2,272	2.5	(4,499)	(2.3)	(80,955)	(24.4)

Interest income/(expense)	3,193	3.5	411	0.2	(5,360)	(1.6)
Realized gain on available-for-sale investments	—	—	5	0.0	65	0.0
Impairment on equity investments	—	—	—	—	(5,967)	(1.8)
Foreign exchange gain/(loss), net	67	0.1	1,784	0.9	(391)	(0.1)
Gain on change of interest in an associate	943	1.0	—	—	—	—
Other income, net	3,364	3.7	2,083	1.1	19,514	5.9

Income/(Loss) before income taxes	9,839	10.8	(216)	(0.1)	(73,094)	(22.0)

Income tax expense	(420)	(0.5)	(1,117)	(0.6)	(5,518)	(1.7)

	For the Years Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Share of profit from an associate	543	0.6	—	—	—	—

Net income/(loss)	9,962	10.9	(1,333)	(0.7)	(78,612)	(23.7)

(1)	Due to the expansion of our business and diversification of our revenue streams, we re-classified our revenues into the following categories in 2013: mobile value added services (including consumer mobile security mobile games and live mobile social video platform), enterprise mobility, advertising services and other services. As a result, we re-classified in the above table, within this annual report, the presentation of the revenue categories for the year ended December 31, 2012 as well as for the years ended December 31, 2013 and 2014 in conformity with these new revenue categories.
(2)	Share-based compensation expense included in:

	For the Year Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Cost of revenues	214	0.2	370	0.2	263	0.1
Selling and marketing expenses	2,342	2.6	2,310	1.2	1,430	0.4
General and administrative expenses	20,534	22.4	50,708	25.8	81,129	24.4
Research and development expenses	1,453	1.6	2,016	1.0	1,022	0.3

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues Our total net revenues increased by 68.9% from US$196.7 million in 2013 to US$332.3 million in 2014, primarily due to the increase in net revenues from mobile valued added services and, to a lesser extent, to an increase in net revenues from enterprise mobility products and services and advertising services.

•	Net revenues from mobile value added services, which included consumer mobile security revenues mobile games revenues, and revenues from live mobile social video platform, increased by 2.5% from US$103.5 million in 2013 to US$106.1 million in 2014. This increase was primarily due to the growth of our premium services in the areas of mobile games and live mobile social video platform. The consolidation of mobile games revenue from FL Mobile after its acquisition in November 2012 also contributed to the increase in net revenues from mobile value added services in 2013.

•	Net revenues from advertising services increased by 99.1% from US$36.6 million in 2013 to US$72.9 million in 2014, primarily due to increased monetization through advertising and promotional revenue in the form of third party application referrals through our mobile security services, interest-based community applications, mobile games, advertising network platforms and offline channels.

•	Net revenues from enterprise mobility products and services increased by 180.5% from US$53.0 million in 2013 to US$148.7 million in 2014, which included net revenues from enterprise mobility products of US$132.6 million, and net revenues from enterprise mobility services of US$16.1 million primarily due to the increase in the number of our enterprise customers acquired through NationSky and Trustek.

•	Net revenues from other services increased by 30.4% from US$3.6 million in 2013 to US$4.6 million in 2014. Revenues from other services are generated primarily by providing technical services to third parties. As this business is driven by individual projects, revenues from other services fluctuate considerably from period to period.

Cost of Revenues Our total cost of revenues increased by 180.1% from US$80.9 million in 2013 to US$226.7 million in 2014. This increase was primarily due to: (i) an increase in hardware procurement costs from US$37.4 million in 2013 to US$128.5 million in 2014 following our acquisitions of NationSky in May 2012 and Trustek in January 2014; (ii) an increase in user acquisition cost from US$19.7 million in 2013 to US$26.8 million in 2014, primarily as payments to handset manufacturers and distributors for pre-installation and to third-party websites increased as we acquired more registered user accounts and active user accounts through these channels; (iii) amortization of intangible assets resulted from the acquisition activities; and (iv) an increase in staff cost from US$5.3 million in 2013 to US$11.7 million in 2014, mainly in the form of increased salary and headcount as our overall business continues to expand. Our cost of services increased by 125.5% from US$43.6 million in 2013 to US$98.2 million in 2014. Our cost of products sold increased by 243.6% from US$37.4 million in 2013 to US$128.5 million in 2014. Our cost of products sold is primarily due to hardware procurement cost for NationSkyand Trustek’s enterprise mobility business.

Gross Profit and Margin As a result of the foregoing, our gross profit decreased by 8.7% from US$115.8 million in 2013 to US$105.7 million in 2014. Our gross margin decreased from 58.9% in 2013 to 31.8% in 2014. This decrease was primarily due to the impact from the enterprise mobility business, which has much lower gross margin than other portions of our business. Excluding the impact from the enterprise mobility business, our gross profit in 2014 was US$91.5 million, representing a 10.6% decreased from US$102.3 million in 2013. The gross margin of the enterprise mobility business in 2014 was 9.5%. Our gross margin excluding the enterprise mobility business was 49.9% in 2014.

Operating Expenses Our total operating expenses increased by 55.2% from US$120.3 million in 2013 to US$186.6 million in 2014.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 16.1% from US$25.8 million in 2013 to US$30.0 million in 2014. This increase was primarily due to (i) an increase in travelling and entertainment spending from US$1.5 million in 2013 to US$2.6 million in 2014, due to business expansion; and (ii) an increase in staff costs, including salaries, benefits and commissions to our sales and marketing personnel, from US$6.9 million in 2013 to US$11.5 million in 2014, as a result of the increased employee headcount resulting from our acquisition activities. The selling and marketing expenses related to our enterprise business were US$4.7 million in 2014, increased from US$2.7 million in 2013. The increase was mainly due to the increase in staff costs, traveling and other expenses.

General and Administrative Expenses. Our general and administrative expenses increased by 70.1% from US$77.0 million in 2013 to US$131.0 million in 2014. The increase was primarily due to (i) a significant increase in share-based compensation expenses for our general and administrative personnel from US$50.7 million in 2013 to US$81.1 million in 2014, primarily attributable to the grant of restricted shares in connection with our acquisition activities and to our senior executives and employees in 2014; (ii) an increase in staff cost from US$8.2 million in 2013 to US$14.7 million in 2014, resulting mostly from salary increases and the hiring of additional senior executives; and (iii) an increase in legal and professional fees from US$7.2 million in 2013 to US$14.0 million in 2014, largely in connection with our acquisition activities and our reactions to the short seller allegations. The general and administrative expenses related to our enterprise business were US$4.5 million in 2014, increased from US$2.0 million in 2013. The increase was mainly due to the increase in staff costs and other expenses.

Research and Development Expenses. Our research and development expenses increased by 47.2% from US$17.4 million in 2013 to US$25.7 million in 2014. This increase was primarily due to the hiring of more research and development personnel, which led to (i) an increase in staff cost from US$11.7 million in 2013 to US$17.3 million in 2014; and (ii) an increase in joint R&D from US$0.3 million in 2013 to US$2.7 million in 2014. The research and development expenses related to our enterprise business were US$7.8 million in 2014, increased from US$2.4 million in 2013. The increase was mainly due to the increase in staff costs.

Income (loss) from Operations. As a result of the foregoing, we had a loss from operations of US$81.0 million in 2014, compared to a loss from operations of US$4.5 million in 2013.

Income Tax Expense. Our income tax expense increased by 394.0% from US$1.1 million in 2013 to US$5.5 million in 2014. The increase was primarily due to the increase in the income of our subsidiaries and consolidated affiliated entities in the PRC, offset by the tax benefits from our deferred tax assets.

Net Income (loss) attributable to NQ Mobile Inc. As a result of the foregoing, we had a net loss of US$76.7 million in 2014, compared to a net income of US$1.9 million in 2013.

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

Gross Profit and Margin. As a result of the foregoing, our gross profit increased by 75.3% from US$66.0 million in 2012 to US$115.8 million in 2013. Our gross margin decreased from 72.0% in 2012 to 58.9% in 2013. This decrease was primarily due to the acquisition of NationSky, which has much lower gross margin than other portions of our business. Excluding NationSky, our gross profit in 2013 was US$102.3 million, representing a 62.8% increase from US$62.9 million in 2012. The gross margin of NationSky in 2013 was 25.4%. Our gross margin excluding NationSky was 71.2% in 2013.

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

Net revenues from our consumer segment accounted for 55.3% of our total net revenues in the year ended December 31, 2014. Net revenues from our enterprise segment accounted for 44.7% of our total net revenues in the year ended December 31, 2014. We recognize revenues from consumer mobile security services as we deliver the services and revenues from consumer mobile games when the game players consume the virtual items. We recognize revenues from enterprise mobility products when users acknowledge the receipt of the hardware and software delivered and title and risk of loss have been transferred to the users.

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

The following tables list our net income by reportable segments for the years ended December 31, 2014, 2013 and 2012.

	For the Year Ended December 31, 2014
	Consumer	Enterprise	Consolidated
	(in thousands of US$)
Net Revenues
Service revenues
Mobile value added services	106,103	—	106,103
Advertising services	72,903	—	72,903
Enterprise mobility	—	16,035	16,035
Other services	4,641	—	4,641
Product revenues
Enterprise mobility	—	132,642	132,642

Total Net Revenues	183,647	148,677	332,324

Cost of revenues	(92,172)	(134,479)	(226,651)

Gross profit	91,475	14,198	105,673

Operating expenses
Sales and marketing expenses	(25,307)	(4,655)	(29,962)
General and administrative expenses	(126,491)	(4,510)	(131,001)
Research and development expenses	(17,905)	(7,760)	(25,665)

Total operating expenses	(169,703)	(16,925)	(186,628)

(Loss) from operations	(78,228)	(2,727)	(80,955)

Interest (expense)/ income	(5,382)	22	(5,360)
Realized gain on available-for-sale investments	65	—	65
Investment impairment	(5,967)	—	(5,967)
Foreign currency exchange (loss)/gain, net	(391)	—	(391)
Other income/(expense), net	18,389	1,125	19,514

(Loss)/Income before income taxes	(71,514)	(1,580)	(73,094)

Income tax (expenses)/benefit	(5,766)	248	(5,518)

Net loss	(77,280)	(1,332)	(78,612)

	For the Year Ended December 31, 2013
	Consumer	Enterprise	Consolidated
	(in thousands of US$)
Net Revenues
Service revenues
Mobile value added services	103,519	—	103,519
Advertising services	36,623	—	36,623
Enterprise mobility	—	14,174	14,174
Other services	3,559	—	3,559
Product revenues
Enterprise mobility	—	38,827	38,827

Total Net Revenues	143,701	53,001	196,702

Cost of revenues	(41,430)	(39,498)	(80,928)

Gross profit	102,271	13,503	115,774

Operating expenses
Sales and marketing expenses	(23,143)	(2,667)	(25,810)
General and administrative expenses	(74,966)	(2,060)	(77,026)
Research and development expenses	(15,063)	(2,374)	(17,437)

Total operating expenses	(113,172)	(7,101)	(120,273)

(Loss)/Income from operations	(10,901)	6,402	(4,499)

Interest income	393	18	411
Realized gain on available-for-sale investments	5	—	5

Foreign currency exchange gain/(loss), net	1,784	—	1,784
Other income/(expense), net	2,073	10	2,083

(Loss)/Income before income taxes	(6,646)	6,430	(216)

Income tax expense	(555)	(562)	(1,117)

Net (loss)/income	(7,201)	5,868	(1,333)

	For the Year Ended December 31, 2012
	Consumer	Enterprise	Consolidated
	(in thousands of US$)
Net Revenues
Service revenues
Mobile value added services	68,335	—	68,335
Advertising services	8,889	—	8,889
Enterprise mobility	—	3,249	3,249
Other services	1,992	—	1,992
Product revenues
Enterprise mobility	—	9,303	9,303

Total Net Revenues	79,216	12,552	91,768

Cost of revenues	(16,352)	(9,387)	(25,739)

Gross profit	62,864	3,165	66,029

Operating expenses
Sales and marketing expenses	(16,917)	(479)	(17,396)
General and administrative expenses	(35,977)	(799)	(36,776)
Research and development expenses	(8,995)	(590)	(9,585)

Total operating expenses	(61,889)	(1,868)	(63,757)

Income from operations	975	1,297	2,272

Interest income/(expense)	3,207	(14)	3,193
Foreign currency exchange gain/(loss), net	67	—	67
Gain on change of interest in an associate	943	—	943
Other income/(expense), net	3,374	(10)	3,364
Income before income taxes	8,566	1,273	9,839

Income tax expense	(331)	(89)	(420)

Share of profit from an associate	543	—	543

Net income	8,778	1,184	9,962

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5% and 2.5% and1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future.

Recent Accounting Pronouncements

In May of 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and IFRS. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the five steps: 1) identify the contract(s) with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; 5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. This amendments shall be applied retrospectively either to each prior reporting periods or with the cumulative effect of initially applying this amendments recognized at the date of initial application. There is no impact on the consolidated financial statements for current reporting periods since early adoption is not permitted. We are in process of evaluating the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the new revenue recognition guidance in the year of 2016.

In June of 2014, the FASB issued guidance on “Stock Compensation –Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The amendments clarify that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. No matter when the performance target becomes probable of being achieved, the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We have evaluated that there is no impact on the consolidated financial statements of adopting this guidance.

In August 2014, the FASB issued “Presentation of Financial Statements – Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the reporting entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not anticipate that this adoption will have a significant impact on our financial position, results of operations, or cash flows.

As of March 15, 2015, the Financial Accounting Standards Board (“FASB”) has issued ASU No. 2013-01 through ASU 2015-02, which is not expected to have a material impact on the consolidated financial statements upon adoption.

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

In October 2013, we issued an aggregate of US$172.5 million 4.00% convertible senior notes due in 2018. The net proceeds from the sale of the notes were US$166.4 million and will be used for general corporate purposes. As of December 31, 2014, the total carrying value of these notes were US$172.5 million. We are not subject to any financial covenants or other significant restrictions under the notes. US$7.2 million interest payments were paid in 2014 related to these notes.

As of December 31, 2014, we had US$153.0 million in cash and cash equivalents, and US$116.3 million in term deposits. Cash and cash equivalents represent cash on hand, demand deposits and other short-term highly liquid investments placed with banks that have original maturities of three months or less and are readily convertible to known amounts of cash. Term deposits are bank deposits with maturity terms of four to twelve months, which expect no risk of principal loss.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of dollars)
Net cash provided by operating activities	19,513	24,274	6,211
Net cash used in investing activities	(68,569)	(41,450)	(21,017)
Net cash (used in)/provided by financing activities	(1,203)	176,751	(13,306)

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of dollars)
Effect of exchange rate changes on cash and cash equivalents	(389)	1,281	1,378

Net increase/(decrease) in cash and cash equivalents	(50,648)	160,856	(26,734)
Cash and cash equivalents at the beginning of the year	69,510	18,862	179,718

Cash and cash equivalents at the end of the year	18,862	179,718	152,984

Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and offset future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their abilities to transfer net assets to us in the form of dividends, loans or advances. Total restricted net assets of our PRC subsidiaries and consolidated affiliated entities were US$66.5 million, US$79.0 million and US$93.5 million as of December 31, 2012, 2013 and 2014, respectively. Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We may rely principally on dividends and other distributions on equity paid by our PRC and HK subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and HK subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

The following table sets forth a breakdown of our cash and cash equivalents located inside and outside the PRC, respectively, for the periods indicated:

	As of December 31,
	2012	2013	2014
	(in thousands of dollars)
Cash and cash equivalents located outside of the PRC	2,694	158,980	22,074
Cash and cash equivalents located inside the PRC	16,168	20,738	130,910
Beijing Technology and its subsidiaries	7,549	11,579	8,013
Other entities consolidated by us	8,619	9,159	122,897

Cash and cash equivalents	18,862	179,718	152,984

The following table sets forth a breakdown of our term deposits located inside and outside the PRC, respectively, for the periods indicated:

	As of December 31,
	2012	2013	2014
Term deposits located outside of the PRC	—	—	—
Term deposits located inside the PRC	101,503	103,331	116,284
Beijing Technology and its subsidiaries	101,503	70,528	68,891
Other entities consolidated by us	—	32,803	47,393

Term deposits	101,503	103,331	116,284

As an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding from the proceeds of our overseas fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our PRC consolidated affiliated entities only through loans, subject to the satisfaction of the applicable government registration and approval requirements. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated affiliated entities when needed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and consolidated affiliated entities or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” Notwithstanding the foregoing, our wholly-owned subsidiaries may use their own retained earnings to provide financial support to our consolidated affiliated entities in the PRC either through extended payment terms on amounts due to NQ Beijing from our consolidated affiliated entities, or via entrusted loans from our subsidiaries to consolidated affiliated entities, or direct loans to the nominee shareholders of consolidated affiliated entities, which would be contributed to the consolidated affiliated entities as capital injection.

Operating Activities

Net cash provided by or used in operating activities consisted primarily of our net income/loss adjusted by non-cash adjustments, such as share-based compensation charges, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities amounted to US$6.2 million in 2014, as compared to US$24.3 million in 2013. Non-cash expenses consisting principally of share-based compensation of US$83.8 million, depreciation and amortization of US$14.2 million and allowance for doubtful accounts of US$5.0 million were partially offset by other income from ADR depositary arrangement and unrealized gain on investment of US$12.4 million, an increase in accounts receivable of US$10.3 million and an increase in prepaid expenses and other current assets of US$5.1 million. The increase in share-based compensation was primarily due to the increase of acquisition related share-based compensation expenses and share-based compensation for our executives and employees.

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

Net cash used in investing activities amounted to US$21.0 million in 2014, primarily attributable to cash paid for equity investment of US$3.4 million cash paid for business acquisitions of US$23.0 million, partially offset by cash received from the disposal of non-controlling shareholder interest US$21.6 million, as well as bridge loans collected of US$4.4 million.

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

Financing Activities

Net cash used in financing activities amounted to US$13.3 million in 2014, primarily attributable to repurchasing common stock of US$15.7 million, partially offset by proceeds from exercising of share options of US$2.4 million.

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

Capital Expenditures

We made capital expenditures of US$2.3 million, US$1.6 million and US$3.7 million for the years ended December 31, 2012, 2013 and 2014, respectively. Our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development” for a description of the research and development aspect of our business and “Item 4.Information on the Company — B. Business Overview — Intellectual Property” for a description of the protection of our intellectual property.

Research and development expenses consist primarily of salaries and benefits for research and development personnel. We expect our research and development expenses to increase as we intend to hire more research and development personnel to increase performance levels of existing products and services and develop new products and services. We incurred US$9.6 million, US$17.4 and US$25.7 million in research and development expenses in 2012, 2013 and 2014, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2014 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014 by specified categories:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands of dollars)
Operating Lease Obligations (1)	14,015	5,902	7,566	547	—
Long-term borrowings (2)	200,100	6,900	13,800	179,400	—

(1)	Operating lease obligations are primarily related to the lease of office spaces in mainland China, Taiwan, Japan and the United States. The expiration dates for these leases ranged from 2015 to 2018 and are renewable upon negotiation.
(2)	Long-term borrowing includes principle and interests that are derived from 4.00% senior convertible debts, presumed no conversion would occur.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2014.

G. Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Name	Age	Position/Title
Vincent Wenyong Shi, Ph.D	37	Chairman, Chief Operating Officer, Acting Chief Financial Officer
ZeminXu	51	Director, Co-Chief Executive Officer, President
Omar Sharif Khan	40	Director, Co-Chief Executive Officer
Xu Zhou	46	Director
Jun Zhang	50	Independent Director
William Tiewei Li	51	Independent Director
Max Yao	44	Independent Director
Justin Chen	44	Independent Director
Roland Wu	38	Independent Director
Chun Ding	43	Independent Director
Gavin Kim	39	Chief Product Officer
Matthew Mathison	37	Vice President, Capital Markets

Vincent Wenyong Shi is a founder of our company. Dr. Shi has served as our chairman since December 2014, our acting chief financial officer since August 2014, our director since January 2011 and our chief operating officer since our inception in October 2005. He is responsible for the operations of our company, including management of business operations, channel development, online business development and customer support. Dr. Shi also serves as the chairman of the board of directors of Beijing Wangnuo Xingyun Technology Co., Ltd. since February 2013. Dr. Shi received a Ph.D and a master’s degree in geographic information system and a bachelor’s degree in computer science from Peking University.

Zemin Xu has served as our director and co-chief executive officer since December 2014 and our president since December 2010. Mr. Xu has served as a member of the audit committee, strategy and development committee, compensation committee and evaluation committee of Hengxin Mobile Business Co., Ltd., a company listed on the Shenzhen Stock Exchange, since January 2012. From January 2007 to November 2010, Mr. Xu was the vice president and the business development and strategic marketing general manager of Asia Info-linkage, Inc., which was a NASDAQ listed company. Prior to that, Mr. Xu worked at Internet Security One (China) Co., Ltd., where he served as the chief operating officer and the executive vice president in charge of day-to-day operations from March 2005 to November 2006. Before joining Internet Security One (China) Co., Ltd., Mr. Xu served multiple positions with business and management functions in the posts and telecommunications sector in Tianjin for over ten years. Mr. Xu received an MBA degree from the Business School of Nanyang Technological University in Singapore.

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

Roland Wu has served as our independent director since December 2014. Mr. Wu has extensive experience and in-depth capital markets knowledge, having served in financial industry over the last fourteen years. He has served as Executive Director of China Tycoon Beverage Holdings Limited since 2014 and as independent director of T3 Mobile Inc. since 2014. In addition, Mr. Wu was Executive Director of Bestway International Holdings Limited from 2013 to 2014. Additionally, Mr. Wu served as a portfolio manager at Haitong International Asset Management Company from 2010 to 2013 and as an investment analyst at Baoying Fund Management Co., Ltd. from 2006 to 2009. Mr. Wu received an MBA from Nankai University and a Bachelor of Computer Science from Beijing Jiaotong University.

Chun Ding has served as our independent director since March 2015. Mr. Ding is the Managing Member of CRCM LLC, which is the general partner of CRCM L.P., an asset management firm founded by Mr. Ding in 2006. Mr. Ding is a Responsible Officer (RO) of CRCM Ltd., also an asset management firm and a subsidiary of CRCM L.P. Prior to founding CRCM, he worked at Farallon Capital Management from 1997. In July 2003, Mr. Ding became a Managing Member of Farallon Capital Management. Prior to business school, Mr. Ding worked as a financial analyst at Goldman Sachs. He graduated from Middlebury College in 1993 with a B.A. in Economics, where he was valedictorian of his class, and he received his Masters of Business Administration from Harvard Business School in 1997 where he was elected a Baker Scholar.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2014, we paid an aggregate of approximately US$1.9 million in cash to our executive officers and directors. We also paid an aggregate of approximately US$0.1million in cash compensation and granted 75, 000 restricted shares to our non-executive directors in 2014. For the fiscal year ended December 31, 2014, our PRC subsidiaries made contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by law. We did not set aside or accrue any pension or other retirement benefits for our named executive officers and directors for the fiscal year ended December 31, 2014.

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

The 2011 Share Plan

Under the 2011 Share Plan, as amended, the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the plan shall be 13,000,000 plus an annual increase on the first day of each fiscal year, beginning in 2012, equal to the total number of shares underlying the options or other awards granted in the preceding year that remain outstanding, or such lesser amount of Class A common shares as determined by the board. Thus, unless our board of directors determines to add a lesser amount of shares to the number of shares reserved under the 2011 Share Plan on or before the first day of each fiscal year, the maximum number of shares that can be issued in that year pursuant to all awards granted under the 2011 Share Plan is 13,000,000. As of March 15, 2015, 704,720 restricted shares and options to purchase 13,155,570 Class A common shares have been granted and were outstanding under the 2011 Share Plan. In addition, as of March 15, 2015, 1,641,243 restricted ADSs were also granted and outstanding under the 2011 Share Incentive Plan; subject to the fulfillment of certain performance goals, up to 378,480 restricted ADSs shall become vested and non-forfeitable under the relevant award agreements.

The following paragraphs summarize the terms of the 2011 Share Plan.

Types of Awards The following briefly describe the principal features of the various awards that may be granted under the 2011 Share Plan.

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

Award Agreement Options, restricted shares, or restricted share units granted under the plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.

Option Exercise Price The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or the rules of any exchange on which our securities are listed, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility We may grant awards to our employees, directors, consultants, and advisers or those of any related entities.

Term of the Awards The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed ten years from the grant date. As for the restricted shares and restricted share units, the plan administrator shall determine and specify the period of restriction in the award agreement.

Vesting Schedule In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards for options, restricted shares or restricted share units may not be transferred in any manner by the award holder and may be exercised only by such holders, subject to limited exceptions. Restricted shares and restricted share units may not be transferred during the period of restriction.

Termination of Employment or Service In the event that an award recipient ceases employment with us or ceases to provide services to us, any unvested options will automatically terminate and any vested options will generally terminate after a period of time following the termination of employment or service if the award recipient does not exercise the options during this period. Any restricted shares and restricted share units that are at the time of termination subject to restrictions will generally be forfeited and automatically transferred to and reacquired by us at no cost to us.

The 2007 Global Share Plan

On June 7, 2007, we adopted our 2007 Global Share Plan to motivate, retain and attract talent and promote the success of our business. We amended the 2007 Global Share Plan on December 15, 2007, April 26, 2010, December 15, 2010 and February 28, 2011. Our board of directors authorized the issuance and reservation of up to 44,415,442 common shares under the Plan. As of March 15, 2015, options to purchase 11,856,270 common shares have been granted and were outstanding under the 2007 Global Share Plan.

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

The following table summarizes the outstanding options and restricted shares that our directors, executive officers and other individuals as a group beneficially owned as of March 15, 2015.

Name	Class A Common Shares Underlying Outstanding Options/Restricted Shares	Class B Common Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Omar Sharif Khan(1)	4,813,215	—	N/A	January 8, 2012	N/A
	5,331,705	—	N/A	May 9, 2012	N/A
Vincent Wenyong Shi	—	6,000,000	1.52	February 28, 2011	(2)
Jun Zhang	*	—	N/A	July 8, 2014	N/A
William Tiewei Li	*	—	N/A	July 10, 2012	N/A
	*	—	N/A	July 8, 2014	N/A
Zemin Xu	—	*	0.40	December 15, 2010	(2)
	*	—	N/A	July 8, 2014	N/A
Gavin Kim	*	—	1.53	July 10, 2012	(2)
	*	—	N/A	July 10, 2012	N/A
	*	—	N/A	July 27, 2012	N/A
Matthew Mathison	*	—	1.67	July 1, 2013	(2)
Other individuals as a group	18,608,150	4,856,270	0.07 – 2.60 (3)	August 8, 2007 – January 30, 2015 (3)	(2)

*	The aggregate number of common shares underlying the outstanding options held by the option grantee or restricted shares is less than 1% of our total outstanding shares.

(1)	On January 8, 2012, we granted 10,000,000 restricted shares to our director and co-chief executive officer, Mr. Omar Sharif Khan, pursuant to the employment agreement we entered into with Mr. Khan in December 2011. Of the 10,000,000 restricted shares, 6,000,000 restricted shares will vest over four years provided that Mr. Khan continues his employment with our company. Twenty five percent of the 6,000,000 restricted shares vested on the first-year anniversary of the employment commencement date and 1/48 of 6,000,000 restricted shares will vest each month over a three-year period thereafter. The remaining 4,000,000 restricted shares are subject to the achievement of either specific performance conditions or certain market value for NQ Mobile Inc. for each of the next four years. In May 2012, we amended the employment agreement with Mr. Khan to grant him an additional 9,000,000 restricted shares in exchange for his agreement to give up 15% equity interest in one of our subsidiaries that we previously agreed to grant to him under his employment agreement. 3,500,000 restricted shares begun vesting from the first anniversary of Mr. Khan’s employment commencement date, with a portion vesting every month for the 36 months thereafter. The remaining 5,500,000 restricted shares were scheduled to vest upon achievement of certain performance milestones from 2012 through 2015. The employment agreement with Mr. Khan was amended in January 2013 and March 2013 such that any restricted shares that would have vested on January 8, 2013, January 31, 2013, February 28, 2013 or March 31, 2013 instead vested in April 2013. The employment agreement was further amended in April 2013 to remove the market value conditions and revise performance condition for the restricted shares that vest from 2013 through 2015.

(2)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of the grant.

(3)	We granted stock options to other individuals under the 2007 Global Share Plan and the 2011 Share Plan on the following dates and at the following exercise prices: (i) on August 8, 2007, 4,260,000 options, on November 8, 2007, 1,420,000 options and on December 15, 2010, 5,500,000 options, each with an exercise price of $0.07 per share, (ii) on February 8, 2008, 3,779,500 options, on August 8, 2008, 3,323,500 options, on April 8, 2009, 4,649,500 options and on December 8, 2009, 1,059,000 options, each with an exercise price of $0.25 per share, (iii) on August 8, 2010, 5,123,500 options, on November 8, 2010, 235,500 options and on December 15, 2010, 2,604,117 options, each with an exercise price of $0.40 per share, (iv) on February 28, 2011, 2,020,000 options with an exercise price of $1.52 per share, (v) on March 15, 2011, 1,020,942 options with an exercise price of $1.52 per share, (vi) on June 13, 2011, 3,925,000 options with an exercise price of $0.80 per share, (vii) on November 2, 2011, 1,000,000 options with an exercise price of $0.91 per share, (vii) on December 22, 2011, 4,029,500 options with an exercise price of $0.95 per share, (viii) on July 10, 2012, 3,932,950 options with an exercise price of US$1.35 per share, (ix) on January 2, 2013, 6,037,000 options with an exercise price of US$1.18 per share, (x) on July 1, 2013, 1,065,000 options with an exercise price of US$1.67 per share, and (xi) on August 1, 2014, 62,500 options with an exercise price of US$1.31 per share. Among the total number of options granted to other individuals, 28,301,470 had been exercised, 6,994,885 had become expired or forfeited, and 250,000 had been cancelled, leaving a total number of 16,759,340 options outstanding as of March 15, 2015.

We granted restricted shares to other individuals under the 2007 Global Share Plan and the 2011 Share Plan on the following dates: (i) on May 5, 2011, 1,075,000 restricted shares, (ii) on July 10, 2012, 1,287,630 restricted shares, (iii) on July 27, 2012, 831,250 restricted shares, (iv) on January 2, 2013, 3,000,000 restricted shares, (v) on February 19, 2013, 189,105 restricted shares, (vi) on July 1, 2013, 1,710,000 restricted shares, (vii) on May 15, 2014, 250,000 restricted shares, (viii) on June 27, 2014, 1,500,000 restricted shares, (ix) on July 8, 2014, 1,525,000 restricted shares and (ix) on January 30, 2015, 2,079,020 restricted shares. Among the total number of restricted shares granted to other individuals, 8,061,665 had been vested and 361,720 had become expired or forfeited, leaving a total number of 6,705,080 restricted shares outstanding as of March 15, 2015.

C. Board Practices

Our board of directors currently consists of ten directors, including six independent directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

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

Compensation Committee. Our compensation committee consists of Mr. Jun Zhang, Mr. Justin Chen and Mr. Ronald Wu. Mr. Zhang is the chairman of our compensation committee. Each of Mr. Zhang, Mr. Chen and Mr. Wu satisfies the “independence” requirements of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, the following, among others:

•	reviewing and approving the total compensation package for our chief executive officers;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. William Tiewei Li, Mr. Jun Zhang and Mr. Justin Chen, and is chaired by Mr. William Tiewei Li. Each of Mr. Li, Mr. Zhang and Mr. Chen satisfies the “independence” requirements of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for the following actions, among others:

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

D. Employees

We had 626, 1,233 and 1,742 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees by function as of December 31, 2014.

Operating Division	Number of Employees	Percentage of Total
General and administration	245	14.1%
Research and development	773	44.4%
Operations	298	17.1%
Business development	426	24.4%

Total	1742	100%

We invest significant resources in the recruitment, retention, training and development of our employees. We hire our employees through various channels, including word-of-mouth referrals, on-campus recruiting programs, professional headhunters and job search websites. At the time a new employee is hired, we offer introductory training during the probation period which typically lasts three months. We offer internal continuing education training programs for our employees on a variety of topics, including (i) general training on topics like time management and general business communication, (ii) training specific to each of their professional positions, such as training regarding sales strategies and project management, and (iii) management-level training, including training on employee motivation, delegation of authority and stress management. We also offer employees outside training opportunities on an as-needed basis.

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

E. Share Ownership

Class A Common Shares

As of March 15, 2015, we had 396,632,111 Class A common shares outstanding (excluding 2,774,810 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of options or the vesting of restricted shares and 13,312,735 Class A common shares that we repurchased from open market but not cancelled). In addition, as of March 15, 2015, we have granted, and have outstanding, options to purchase 13,155,570 Class A common shares and 11,856,270 Class B common shares, 704,720 restricted shares and 1,641,243 restricted ADSs to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see “Item 6.B. Compensation of Directors and Executive Officers.”

Class B Common Shares

As of March 15, 2015, we had 50,352,971 Class B common shares outstanding.

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 15, 2015, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 15, 2015, the most recent practicable date, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 446,985,082 common shares outstanding as of March 15, 2015.

	Class A Common Shares Beneficially Owned		Class B Common Shares Beneficially Owned		Total Common Shares Beneficially Owned		Total Voting Power
	Number	% (1)	Number	% (2)	Number (3)	% (4)	% (5)
Directors and Executive Officers:**
Vincent Wenyong Shi (6)	1,197,500	0.3	54,602,941	100.0	55,800,441	12.4	58.1
Zemin Xu (7)	—	—	*	*	*	*	*
Omar Sharif Khan (8)	6,814,460	1.7	—	—	6,814,460	1.5	0.8
Xu Zhou (9)	438,220	0.1	50,352,941	100.0	50,791,161	11.4	56.0
Jun Zhang (10)	*	*	—	—	*	*	*
William Tiewei Li (11)	*	*	—	—	*	*	*
Max Yao	—	—	—	—	—	—	—
Justin Chen	—	—	—	—	—	—	—
Roland Wu	—	—	—	—	—	—	—
Chun Ding (12)	23,399,830	5.9	—	—	23,399,830	5.2	2.6
Gavin Kim (13)	*	*	—	—	*	*	*
Matthew Mathison(14)	*	*	—	—	*	*	*
All Directors and Executive Officers as a group	33,962,036	8.5	55,602,941	100.0	89,564,977	19.8	61.9
Principal Shareholders:
RPL Holdings Limited (15)	—	—	50,352,941	100.0	50,352,941	11.3	55.9
GSR Ventures Funds (16)	7,189,600	1.8	10,000,004	19.9	17,189,604	3.8	11.9
CRCM Institutional Master Fund (BVI), Ltd. (17)	23,399,830	5.9	—	—	23,399,830	5.2	2.6
Capital Ventures International(18)	15,919,600	4.0	—	—	15,919,600	3.6	1.8

*	Less than 1% of our total outstanding shares.
**	Except for Messrs. Omar Sharif Khan, Jun Zhang, William Tiewei Li, Max Yao, Justin Chen, Gavin Kim, Matthew Mathison, Roland Wu and Chun Ding, the business address of our directors and executive officers is c/o No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China. The business address of Mr. Omar Sharif Khan, Mr. Gavin Kim and Mr. Matthew Mathison is 4514 Travis St, Dallas, Texas, 75205, United States of America. The business address of Mr. Jun Zhang is 1F, Jade Bird Building, 207 Chengfu Road, Haidian District, Beijing 100871, The People’s Republic of China. The business address of Mr. William Tiewei Li is C12/F, Beijing International Building, No.18 Zhongguancun Nan Dajie, Haidian District, Beijing 100081, The People’s Republic of China. The business address of Mr. Max Yao is No. 760 Binan Road, Bingjiang District, Hangzhou, Zhejiang 310052, The People’s Republic of China. The business address of Mr. Justin Chen is A-4201, Fortune Plaza, 7 East 3rd Ring Rd. Chaoyang District, Beijing 100020, The People’s Republic of China. The business address of Mr. Roland Wu is 18D, Coral Court, Discovery Bay, N.T., HK. The business address of Mr. Chun Ding is One Maritime Plaza, Suite 1107, San Francisco, CA, 94111, United States of America.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group by the sum of the number of Class A common shares outstanding and the number of Class A common shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after March 15, 2015. The calculation in the table below is based on 396,632,111 Class A common shares outstanding as of March 15, 2015, which excludes 2,774,810 Class A common shares represented by ADSs that are reserved for future issuance upon the exercise of options or vesting of restricted shares or restricted share units and 13,312,735 Class A common shares that are repurchased by our company from open market but not cancelled, and the number of Class A common shares underlying the options held by such person or group that are exercisable, or restricted shares or restricted share units that will become vested, within 60 days after March 15, 2015.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by the sum of the number of Class B common shares outstanding and the number of Class B common shares such person or group has the right to acquire upon exercise of options within 60 days after March 15, 2015. The calculation in the table is based on 50,352,971 Class B common shares outstanding as of March 15, 2015 and the number of Class B common shares underlying the options held by such person or group that are exercisable within 60 days of March 15, 2015.
(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after March 15, 2015.
(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group, and the common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 15, 2015, with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.
(6)	Represents (i) 1,197,500 Class A common shares in form of ADSs held by Dr. Vincent Wenyong Shi, (ii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Dr. Shi is a beneficiary, and (iii) 4,250,000 Class B common shares issuable upon exercise of the options held by Dr. Shi.
(7)	Represents the Class B common shares issuable upon exercise of the options held by Mr. Zemin Xu.
(8)	Represents (i) 4,241,565 Class A common shares in the form of ADSs held by Mr. Omar Sharif Khan., (ii) 2,177,065 restricted Class A common shares in the form of ADSs that have vested as of March 15, 2015 and (iii) 395,830 restricted Class A common shares in the form of ADSs that will vest within 60 days of March 15, 2015.
(9)	Represents (i) 438,220 Class A common shares in the form of ADSs held by Mr. Xu Zhou, and (ii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Mr. Xu Zhou is a beneficiary.
(10)	Represents the restricted shares held by Mr. Jun Zhang.
(11)	Represents the restricted shares held by Mr. William Tiewei Li.
(12)	Represents 23,399,830 Class A common shares in the form of ADSs beneficially owned by CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company. By virtue of Mr. Ding’s position as the managing member of the General Partner, CRCM LLC, a Delaware limited liability company, and the director of the Sub-Investment Adviser, ChinaRock Capital Management Limited, a Hong Kong company limited by shares, Mr. Ding may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition and, therefore, Mr. Ding may be deemed to be the beneficial owner. Mr. Ding was appointed as one of our independent director’s as of March 18, 2015.
(13)	Represents the Class A common shares in the form of ADSs, the restricted Class A common shares in the form of ADSs that will vest within 60 days of March 15,2015, the restricted shares and the Class A common shares issuable upon exercise of the options held by Mr. Gavin Kim.
(14)	Represents the Class A common shares in the form of ADSs and Class A common shares issuable upon exercise of the options held by Mr. Matthew Mathison that are exercisable within 60 days of March 15, 2015.
(15)	Represents 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Messrs. Henry Yu Lin, Xu Zhou and Vincent Wenyong Shi are beneficiaries. The business address of RPL Holdings Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.
(16)	Represents (i) 7,189,600 Class A common shares in the form of ADSsheld by GSR Ventures II, L.P.and GSR Associates II, L.P., and (ii) 10,000,004 Class B common shares held by GSR Ventures II, L.P.and GSR Associates II, L.P., which we collectively refer to as GSR Ventures Funds. Such shareholding information is based on the information contained in the Schedule 13D/A filed by GSR Ventures Funds with the SEC on February 17, 2015. Please see such Schedule 13D/A for information relating to GSR Ventures Funds.The general partner of GSR Ventures Funds is GSR Partners II, L.P., whose general partner is GSR Partners II, Ltd., a company incorporated in the Cayman Islands, which is owned by Messrs. Richard Lim, Sonny Wu, James Ding, Alexander Pan, Kevin Fong and Ryann Yap. The business address of GSR Ventures Funds is Scotia Centre, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.

(17)	Represents 23,399,830 Class A common shares in the form of ADSs beneficially held by CRCM Institutional Master Fund (BVI), Ltd. as of March 18, 2015. Such shareholding information is based on the information contained in the Schedule 13D filed by CRCM Institutional Master Fund (BVI), Ltd. with the SEC on March 24, 2015. Please see such Schedule 13D for information relating to CRCM Institutional Master Fund (BVI), Ltd. The business address of CRCM Institutional Master Fund (BVI), Ltd. is c/o Intertrust (BVI) Limited, PO Box 4041, Road Town, Tortola, British Virgin Islands VG1110.
(18)	Represents 15,919,600 Class A common shares in the form of ADSs beneficially held by Capital Ventures International. Such shareholding information is based on the information contained in the Schedule 13G/A filed by Capital Ventures International with the SEC on February 13, 2015. Please see such Schedule 13G/A for information relating to Capital Ventures International. The business address of Capital Ventures International is P.O. Box 897, Windward 1, Regatta Office Park, West Bay Road, Grand Cayman, KY1-1103, Cayman Islands.

As of March 15, 2015, 446,985,082 of our common shares were issued and outstanding, including 396,632,111 Class A common shares and 50,352,971 Class B common shares (excluding 2,774,810 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of options or the vesting of restricted shares and 13,312,735 Class A common shares that we repurchased from open market but not cancelled). Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of March 15, 2015, 396,903,665 Class A common shares and 7 Class B common shares representing approximately 87.0% of our total outstanding shares were held by two record holders in the United States, which includes 396,903,665 Class A common shares held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program (including 2,774,810 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of options or the vesting of restricted shares and 13,312,735 Class A common shares that we repurchased from open market but not cancelled). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

Loan Agreements. On June 5, 2007, NQ Beijing and the shareholders of Beijing Technology entered into a loan agreement, pursuant to which NQ Beijing extended interest-free loans to the shareholders of Beijing Technology with an aggregate amount of RMB 6,122,500. In addition, NQ Mobile Inc. extended a loan in the amount of US$250,000 to the shareholders of Beijing Technology with an annual interest rate of 6.0%. In January 2011, NQ Mobile Inc., NQ Beijing and the shareholders of Beijing Technology entered into an agreement, which provides that the sole purpose of the loans in the amounts of RMB6,122,500 and US$250,000 is to provide funds necessary for the capital injection of Beijing Technology and that the obligations of the shareholders of Beijing Technology to repay such loans can only be fully performed by the sale of all of its equity interests to NQ Beijing or its designated representative(s) pursuant to the equity disposition agreement. On May 31, 2012, NQ Beijing and the shareholders of Beijing Technology entered into another loan agreement, pursuant to which NQ Beijing extended interest-free loans to the shareholders of Beijing Technology with an aggregate amount of RMB 40,000,000. We refer to these agreements collectively as the loan agreements. Without NQ Beijing’s prior written consent, the shareholders of Beijing Technology shall not approve any transaction which may significantly affect its assets, operations or liabilities. The term of the loan agreements is ten years, and may be extended if both parties agree in writing.

The contractual agreements between FL Mobile, FL Beijing and the shareholders of FL Mobile are substantially the same as the contractual agreements among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology.

The contractual agreements between Wanpu Beijing, Wanpu Century and the shareholders of Wanpu Century are substantially the same as the contractual agreements among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology, except that instead of an exclusive technical consulting services agreement, they entered into an exclusive business cooperation agreement. Below is a summary of the exclusive business cooperation agreement between Wanpu Beijing and Wanpu Century:

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

Loan Agreements with Related Parties

During 2010, we entered into housing loan contracts with 10 employees, under which we provided interest-free housing loans to the employees in the amount of $180,000 each. The employees were each required to repay a certain percentage of the loans immediately upon signing the relevant loan agreements and repay a fixed amount per month for the next five years. During 2011, we entered into an interest-free housing loan agreement with an employee amounting to US$78,681 with a fixed amount of repayment each month for the next 15 years. During 2012, we entered into housing loan agreements with 4 employees amounting to RMB 1,900,000 with a fixed amount of repayment each month for the next 10 or 15 years. During 2013, we entered into interest-free housing loan agreement with 4 employees amounting to RMB 1,100,000 with a fixed amount of repayment each month for the next 10 or 15 years. During 2014, we entered into interest-free housing loan agreement with 2 employees amounting to RMB 800,000 with a fixed amount of repayment each month for the next 5 or 10 years. The loans were guaranteed by RPL Holdings Limited. As of December 31, 2014, we had outstanding housing loans of US$0.5 million.

As of December 31, 2014, we have extended interest-free loans of US$4.7 million to Hesine Technologies International Worldwide Inc., in which we hold minority equity interest, for its business operations.

As of December 31, 2014, we have extended interest-free loans of US$0.6 million to Symbol Media (HK) Limited, in which we hold minority equity interest, for its business operations.

Transactions with Wangnuo Xingyun

For the fiscal year ended December 31, 2014, we earned commissions of US$5.4 million from the purchase of mobile hardware from Apple for Beijing Wangnuo Xingyun Technology Co., Ltd, or Wangnuo Xingyun, over which a member of our senior management has significant influence. All receivables from Wangnuo Xingyun due to hardware procurement and commission fees were paid off as of December 31, 2014. As of December 31, 2014, we received US$6.5 million deposit from Wangnuo Xingyun for the purpose of purchasing enterprise products.

Transactions with Inmotion

In 2014, we entered into an agreement with Inmotion Technologies Co., Ltd. (“Inmotion”), a company over which one of our senior management has significant influence, to purchase their sensor controlled vehicles for market promotion. We recognized US$ 163,000 advertising expense.

Transactions with Companies in which We have Equity Investment

In October 2013, we entered into an exclusive operation arrangement with Beijing Century Hetu Software Technology Co., Ltd., a company in which we hold minority equity interest, to publish and operate one of its mobile games. We prepaid US$1.6 million (RMB10 million) after signing the agreement for revenue-sharing fees and copyright.

In the year of 2014, we promoted mobile applications developed by Showself through Wanpu Century and recognized advertising revenue of approximately US$30,000 therefrom before the acquisition date, sequentially eliminated upon consolidation.

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

See footnote 22 to our financial statements for further information about our related party transactions.

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

On July 21, 2014, the lead plaintiff in In re NQ Mobile, Inc. Securities Litigation filed a Consolidated Class Action Complaint (the “Consolidated Complaint”) against us, our former co-chief executive officer Henry Yu Lin, co-chief executive officer Omar Sharif Khan, chief operating officer and acting chief financial officer Vincent Wenyong Shi, former chief financial officer Suhai Ji, former chief financial officer Kian Bin Teo (collectively the “NQ Defendants”), and our former auditors PricewaterhouseCoopers ZhongTian LLP and its affiliate, PricewaterhouseCoopers International Limited. Similar to the previously filed complaints, the Consolidated Complaint alleges that various press releases, financial statements and other related disclosures made by our company during the alleged class period contained material misstatements and omissions, in violation of the federal securities laws, and that such press releases, financial statements and other related disclosures artificially inflated the value of our company’s ADSs. The Consolidated Complaint states that the lead plaintiff seeks to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from March 6, 2013 to July 3, 2014, and, similar to previous complaints filed in the putative class actions, alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013).

On March 3, 2015, we notified the court that the lead plaintiff and the NQ Defendants had reached an agreement in principle to settle the claims against the NQ Defendants for $5.1 million, subject to court approval. This will not have a material impact on our financial statements as it is covered by insurance. We continue to believe that the cases against the NQ Defendants are without merit. Should the settlement agreement not be approved or concluded for any reason, we intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

In October 2013, Beijing NQ Technology Co., Ltd. filed an application to Beijing No. 1 Intermediate People’s Court against Muddy Waters LLC, which issued reports containing various allegations against us.

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

We have responded to requests from the Staff of both the New York Stock Exchange and the Securities and Exchange Commission related to the Muddy Waters allegations and the Special Committee investigation. There are no outstanding requests, although either the SEC or NYSE Staff may make further requests and we intend to cooperate with such requests.

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

A. Offering and Listing Details

See “— C. Markets” and “Item 12.Description of Securities other than Equity Securities — D. American Depositary Shares.” We have a dual-class common share structure in which Class A common shares have different voting rights than Class B common shares. Class B common shares are each entitled to ten votes, whereas Class A common shares are each entitled to one vote. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs — Our dual-class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing five Class A common shares, have been listed on the New York Stock Exchange since May 5, 2011 and trade under the symbol “NQ.” The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	US$	US$
2011 (from May 5, 2011)
Full Year	11.90	3.46
2012
Full Year	12.70	5.07
2013
Full Year	25.90	5.92
First Quarter	10.68	5.92
Second Quarter	9.90	7.05

Third Quarter	24.10	8.10
Fourth Quarter	25.90	7.58
2014
Full Year	22.33	3.45
First Quarter	22.33	13.40
Second Quarter	18.39	5.58
Third Quarter	8.44	3.45
Fourth Quarter	10.69	3.45
October	10.69	6.54
November	7.88	6.60
December	7.12	3.45
2015
January	4.73	3.22
February	4.31	3.31
March (through March 15)	4.1	3.42

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Duties of Directors” and “— Terms of Directors and Officers.”

Common Shares

General Our authorized share capital consists of 1,800,000,000 common shares, with a par value of US$0.0001 each. Our common shares are divided into 1,560,000,000 Class A common shares and 240,000,000 Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. All of our outstanding common shares are fully paid. Certificates representing the common shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Conversion Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. If at any time our three founders, Dr. Henry Yu Lin, Mr. Xu Zhou and Dr. Vincent Wenyong Shi and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share shall be automatically and immediately converted into one Class A common share, and we shall not issue any Class B common shares thereafter. Upon any sale, pledge, transfer, assignment or disposition of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, or a founder or a founder’s affiliate, each such Class B common share shall be automatically and immediately converted into one Class A common share, provided that (a) except as otherwise provided in our amended and restated memorandum and articles of association, a change in the beneficial ownership of Class B common shares from a holder of Class B common shares to an affiliate of such holder or to one of our founders or to a founder’s affiliate shall not cause a conversion and (b) any sale, pledge, transfer, assignment or disposition of Class B common shares by a holder thereof effected as part of the creation of any security interest or other encumbrance over such Class B common shares (including, without limitation, any transfer of legal title to such Class B common shares effected as part of the creation of any security interest or other encumbrance over such Class B common shares) shall be exempt from, and shall not trigger, the automatic conversion from Class B common shares to Class A common shares unless and until the legal title to such Class B common shares is transferred to any person or entity which is not an affiliate of such holder (or one of our founders or a founder’s affiliate) as a result of the enforcement of such security interest or other encumbrance. In addition, if at any time more than fifty percent (50%) of the ultimate beneficial ownership of any holder of Class B common shares (other than one of our founders or a founder’s affiliate) changes, each such Class B common share shall be automatically and immediately converted into one Class A common share. For the avoidance of doubt, the sale, pledge, transfer, assignment or disposition of Class B common shares by a holder thereof to any of the following shall be exempt from, and shall not trigger, the automatic conversion contemplated herein: (i) one of our founders or an affiliate of one or more our founders or (ii) an affiliate of such holder.

Voting Rights In respect of matters requiring shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

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

Transfer of Shares Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board.

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

Liquidation On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis or as otherwise determined by the liquidator with the sanction of an ordinary resolution of our company. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Record Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information — H. Document on Display.”

Register of Members Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

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

Anti-Takeover Provisions Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company — A. History and Development of the Company”, “Item 7.Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements” or elsewhere in this annual report.

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

PRC Taxation

We are a holding company incorporated in the Cayman Islands, which holds 100% of our equity interests in our PRC subsidiaries either directly or indirectly through our Hong Kong subsidiary. Our business operations are principally conducted through our PRC subsidiaries. The EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As our Hong Kong subsidiary owns 100% of NQ Beijing, under the aforesaid arrangement, any dividends that NQ Beijing pays our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprise as described below or non-PRC tax resident enterprises with an establishment in the PRC and whose dividend incomes have connection with their establishments. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under Circular 601, such dividends would be subject to the withholding tax rate of 10%. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Tax Regulations.”

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

United States Federal Income Taxation

The following is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) of our ADSs or common shares that holds our ADSs or common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal tax law as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, pension plans, cooperatives, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquired their ADSs or common shares pursuant to any employee share option or otherwise as compensation, investors that hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any alternative minimum tax, state, local or non-United States tax considerations any non-income tax considerations (including gift or estate tax), or the Medicare tax. Each U.S. Holder is urged to consult with its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or common shares.

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

It is generally expected that a holder of ADSs should be treated, for United States federal income tax purposes, as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Predicated upon such treatment, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its average quarterly assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat all our VIEs and their subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over such entities the operation of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate the operating results of such entities in our consolidated financial statements.

Assuming that we are the owner of all our VIEs and their subsidiaries for United States federal income tax purposes, although we do not expect to be a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2014, there is a risk that we will become a PFIC for our current taxable year ending December 31, 2015 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles or challenge the classification of certain of our non-passive revenues as passive royalty income, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than deminimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or market for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of ADSs would be treated as ordinary income, and loss on the sale or other disposition of ADSs would be treated as an ordinary loss, but only to the extent of the amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

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

Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and our ADSs will be considered readily tradable on an established securities market in the United States for as long as the ADSs continue to be listed on the New York Stock Exchange. Since we do not expect that our common shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

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

Information Reporting

U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

Certain U.S. Holders who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Each U.S. Holder who is an individual is advised to consult its tax advisor regarding its reporting obligations under this legislation.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our initial public offering of our common shares represented by ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year which is December 31. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, DC. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed RMB to appreciate slowly against the U.S. dollar again, although there have been periods when the U.S. dollar has appreciated against the RMB. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADSs	US$1.50 per certificate presented for transfer

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-172839) for our initial public offering of 7,750,000 ADSs, representing 38,750,000 common shares, which registration statement was declared effective by the SEC on May 4, 2011. We received net proceeds of approximately US$79.0 million from our initial public offering, and as of December 31, 2013, we used all of net proceeds from our initial public offering.

In October 2013, we issued an aggregate of US$172.5 million 4.00% convertible senior notes due in 2018. We received net proceeds of approximately US$166.4 million from our issuance of the convertible senior notes, which we used for general corporate purposes, including approximately US$14.2 million and US$25.4 million for the years of 2013 and 2014, for the equity investment in newly acquired subsidiaries and associate companies engaging in businesses that are complementary to ours.

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

Based on that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

We have excluded Tianjin Huayong Wireless Technology Co., Ltd. (“Huayong”), Yipai Tianxia Network Technology Co., Ltd. (“Yipai”)and Beijing Showself Technology Co., Ltd. (“Showself”) from our assessment of internal control over financial reporting as of December 31, 2014 because they were acquired by us in purchase business combinations during 2014. Their combined total assets represented approximately 26% of our consolidated total assets as of December 31, 2014, and their combined net revenue represented approximately 2% of our consolidated net revenue for the year ended December 31, 2014.

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

Our independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Attestation Report of the Registered Public Accounting Firm

To the Audit Committee of the Board of Directors and Shareholders of NQ Mobile Inc.

We have audited NQ Mobile Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As described in management’s annual report on internal control over financial reporting, management has excluded Tianjin Huayong Wireless Technology Co., Ltd. (“Huayong”), Yipai Tianxia Network Technology Co., Ltd. (“Yipai”) and Beijing Showself Technology Co., Ltd. (“Showself”) from its assessment of internal control over financial reporting as of December 31, 2014 because they were acquired by the Company in purchase business combinations during 2014. We have also excluded Huayong, Yipai and Showself from our audit of internal control over financial reporting. Huayong, Yipai and Showself are majority-owned subsidiaries of the Company whose total assets and net revenue represent approximately 26% and 2% respectively, of the Company’s consolidated financial statements amounts as of and for the year ended December 31, 2014.

In our opinion, NQ Mobile Inc. maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2012, 2013 and 2014 of the Company and our report dated March 31, 2015 expressed an unqualified opinion on those financial statements.

/s/ Marcum Bernstein & Pinchuk LLP

New York, New York

March 31, 2015

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers ZhongTian LLP, our independent registered public accounting firm for the years ended December 31, 2012, and Marcum Bernstein & Pinchuk LLP, our current independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2012	2013	2014
	(in US$ thousands)
Audit fees (1)	2,015	3,291	5,509
Audit-related fees (2)	110	77	281
Tax fees (3)	666	206	342

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the integrated audit and the review of our comparative interim financial information. For year 2014, the “Audit fees” represents the aggregate fees billed for the re-audits of the Company’s financial statements in 2011, 2012, and 2013 and audits of the Company’s 2014 financial statements.
(2)	“Audit related fees” represents review and comment on internal control over financial reporting readiness work.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2014.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us during 2014.

2012 Repurchase Plan

Period	Total Number of ADS Purchased(1)(2)	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Repurchase Plan(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Repurchase Plan(2)
April 2014	418,400	US$	10.55	418,400	nil

(1)	Each ADS represents five Class A common shares.
(2)	On November 25, 2012, our board of directors approved a share repurchase plan, or the 2012 Repurchase Plan, pursuant to which we were authorized to repurchase, over the next twelve months, our own ADSs with an aggregate value of up to US$20 million, to be funded out of our existing cash balance. Under the 2012 Repurchase Plan, we were authorized to effect share repurchases on the open market at prevailing market prices in privately negotiated transactions, in block trades and/or through other legally permissible means from time to time as market conditions, in the judgment of our management, warrant, in accordance with all applicable rules and regulations. Effective as of June 30, 2013, our board of directors authorized expanding the 2012 Repurchase Plan to US$ 35 million and extending the plan for another six months until May 26, 2014. During the year ended December 31, 2014, we purchased 418,400 ADSs with a total consideration of approximately US$4.4 million from the open market under the 2012 Repurchase Plan. The 2012 Repurchase Plan expired in May 2014.

2014 Repurchase Plan

Period	Total Number of ADS Purchased(1)(2)	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Repurchase Plan(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Repurchase Plan(2)
December 2014	2,577,047	US$	4.39	2,577,047	US$	68,688,052

(1)	Each ADS represents five Class A common shares.
(2)	On December 23, 2014, our board of directors authorized a share repurchase program, or the 2014 Repurchase Plan, under which we may repurchase up to US$80 million of our shares over the next 12 months. The share repurchases may be made from time to time on the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. We plan to fund repurchases made under the 2014 Repurchase Plan from our existing cash balance. During the year ended December 31, 2014, we purchased 2,577,047 ADSs with a total consideration of approximately US11.3 million from the open market under the 2014 Repurchase Plan.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 18, 2014, we dismissed PricewaterhouseCoopers ZhongTian LLP, or PwC, as our independent registered public accounting firm, effectively immediately, and engaged Marcum Bernstein Pinchuk LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the three years ended December 31, 2013, effective as of July 18, 2014. Details regarding this change in certifying accountant were previously reported under Item 16F of our annual report on Form 20-F (File. No.001-35145), filed with the Securities and Exchange Commission on October 27, 2014.

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

1.1* Sixth Amended and Restated Memorandum and Articles of Association of the Registrant

2.1 Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.2 Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.3 Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.4 Third Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated as of November 12, 2010 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.5 Indenture, dated October 16, 2013, between the Registrant and Deutsche Bank Trust Company Americas, as trustee(incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

2.6 4.00% convertible senior note due 2018(incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.1 Amended and Restated 2007 Global Share Plan and amendments thereto (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.2 2011 Share Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.3 Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.4 Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.5 English translation of Amended and Restated Business Operations Agreement, dated as of June 6, 2012, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.6 English translation of Amended and Restated Equity Interest Pledge Agreement, dated as of June 6, 2012, among NQ Beijing and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.7 English translation of Exclusive Technical Consulting Services Agreement, as amended, dated as of June 5, 2007, between NQ Beijing and Beijing Technology (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.8 English translation of Amended and Restated Equity Disposition Agreement, dated as of June 6, 2012, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.9 English translation of Patented Technology License Agreement, dated as of January 7, 2011, among Mr. Henry Yu Lin, Mr. Vincent Wenyong Shi, and Mr. Xianle Ni (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.10 English translation of Loan Agreements, dated as of June 5, 2007, as amended, among NQ Beijing, NQ Mobile Inc. and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.11 English translation of Loan Agreements, dated as of May 31, 2012 among NQ Beijing and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.12 English translation of Wireless Value-Added Application Services Channel Cooperation Agreement (Domestic), dated as of June 1, 2012, as amended, between Beijing Technology and Tianjin Yidatong Technology Development Co., Ltd. (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.13 English translation of Framework Agreement on Value-Added Services for Mobile Security, dated as of January 2, 2008, between Beijing Technology and China Mobile Communications Corporation (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.14 English translation of Business Cooperation Agreement, dated as of May 20, 2010, between Beijing Technology and China Mobile Group Beijing Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.15 English translation of the Capital Increase and Stock Transfer Agreement among Beijing Technology, NationSky, Shuli Hou and Wen Yang dated as of May 2, 2012 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.16 English translation of the Shareholders’ Agreement among Beijing Technology, NationSky and Shuli Hou, dated as of May 2, 2012 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.17 English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc. and Gather Benefit Holding Limited, dated as of May 2, 2012 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.18 English translation of the Stock Transfer Agreement among Beijing Technology, FL Mobile and the original shareholders of FL Mobile dated as of November 12, 2012 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.19 English translation of the Restricted Common Shares Purchase Agreement among NQ Mobile Inc., FL Mobile and Zhong Liang, dated as of November 12, 2012 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.20 Lock-up Agreement between NQ Mobile Inc. and RPL Holdings Limited, dated as of September 5, 2012 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.21 English translation of the Stock Transfer Agreement among Beijing Technology, NationSky and Shuli Hou, dated as of July 15, 2013(incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.22 English translation of the Restricted Shares Purchase Agreement between NQ Mobile Inc. and Gather Benefit Holdings Limited, dated as of July 15, 2013(incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.23 English translation of the Stock Transfer Agreement among Beijing Technology, Huayong and Ji Zhou, dated as of December 23, 2013(incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.24 English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc. and Ji Zhou, dated as of December 23, 2013(incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.25 English translation of the Stock Transfer Agreement among Beijing Technology, Huayong, Xiaofeng Yang, Yunzhi Lin and Ji Zhou, dated as of January 25, 2014(incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.26 English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc., Xiaofeng Yang, Yunzhi Lin and Ji Zhou, dated as of January 25, 2014(incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.27 English translation of the Stock Transfer Agreement among Beijing Technology, Huayong and Xiaofeng Yang, dated as of June 10, 2014(incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.28 English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc. and Xiaofeng Yang, dated as of June 10, 2014(incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.29 English translation of Business Operation Agreement, dated as of September 11, 2013, among Beijing Wanpu Media Technologies Co., Ltd., Beijing Wanpu Century Co., Ltd. and the shareholders of Beijing Wanpu Century Co., Ltd.(incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.30 English translation of Equity Interest Pledge Agreement, dated as of September 11, 2013, among Beijing Wanpu Media Technologies Co., Ltd. and the shareholders of Beijing Wanpu Century Co., Ltd.(incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.31 English translation of Equity Disposition Agreement, dated as of September 11, 2013, among Beijing Wanpu Media Technologies Co., Ltd., the shareholders of Beijing Wanpu Century Co., Ltd. and Beijing Wanpu Century Co., Ltd.(incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.32 English translation of Loan Agreement, dated as of September 11, 2013, among Beijing Wanpu Media Technologies Co., Ltd. and the shareholders of Beijing Wanpu Century Co., Ltd.(incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.33 English translation of Exclusive Business Cooperation Agreement, dated as of July 1, 2011, between Beijing Wanpu Media Technologies Co., Ltd. and Beijing Wanpu Century Co., Ltd.(incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.34 English translation of Business Operation Agreement, dated as of July 2, 2014, among FL Mobile Jiutian Technology Co., Ltd., FL Mobile (Beijing) Co., Ltd. and the shareholders of FL Mobile Jiutian Technology Co., Ltd.(incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.35 English translation of Equity Interest Pledge Agreement, dated as of July 2, 2014, among FL Mobile (Beijing) Co., Ltd. and the shareholders of FL Mobile Jiutian Technology Co., Ltd.(incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.36 English translation of Equity Disposition Agreement, dated as of July 2, 2014, among FL Mobile Jiutian Technology Co., Ltd., the shareholders of FL Mobile Jiutian Technology Co., Ltd. and FL Mobile (Beijing) Co., Ltd.(incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.37 English translation of Loan Agreement, dated as of July 1, 2014, among FL Mobile (Beijing) Co., Ltd. and the shareholders of FL Mobile Jiutian Technology Co., Ltd.(incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.38 English translation of Exclusive Consulting and Services Agreement, dated as of July 2, 2014, between FL Mobile Jiutian Technology Co., Ltd. and FL Mobile (Beijing) Co., Ltd.(incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

8.1* List of Significant Subsidiaries

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

12.2* Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1** Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2** Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1* Consent of Maples and Calder

15.2* Consent of Jincheng Tongda& Neal

15.3* Consent of Independent Registered Public Accounting Firm

16.1 Letter from PricewaterhouseCoopers Zhong Tian LLP (PwC) to the SEC (previously filed as Exhibit 16.1 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

101. INS*XBRL Instance Document

101. SCH*XBRL Taxonomy Extension Schema Document

101. CAL*XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF*XBRL Taxonomy Extension Definition Linkbase Document

101. LAB*XBRL Taxonomy Extension Labels Linkbase Document

101. PRE*XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2015

NQ MOBILE INC.

By:	/s/ Vincent Wenyong Shi
Name:	Vincent Wenyong Shi
Title:	Chairman, Chief Operating Officer, Acting Chief Financial Officer

NQ Mobile Inc.

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors and Shareholders of NQ Mobile Inc.

We have audited the accompanying consolidated balance sheets of NQ Mobile Inc. (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2012, 2013 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NQ Mobile Inc. as of December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for the years ended December 31, 2012, 2013 and 2014 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NQ Mobile Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/Marcum Bernstein & Pinchuk LLP

New York, New York

March 31, 2015

NQ MOBILE INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value and share data)

		As of December 31,
	Notes	2013	2014
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		179,718	152,984
Term deposits		103,331	116,284
Restricted cash		—	3,767
Accounts receivable, net of allowance of US$3,918 and US$8,892 as of December 31, 2013 and 2014, respectively		81,908	88,691
Inventory	5	8,443	13,135
Deferred tax assets, current portion		1,131	1,288
Prepaid expenses and other current assets (including US$8,914 and US$6,781 of prepayment to related parties as of December 31, 2013 and 2014, respectively)	6	42,761	44,136

Total current assets		417,292	420,285

Non-current assets:
Equity investments, net	7	81,972	35,249
Property and equipment, net	8	3,615	5,984
Intangible assets, net	9	18,533	33,890
Goodwill	10	76,020	320,424
Deferred tax assets, non-current portion	15	278	167
Other non-current assets (including US$344 and US$352 of prepayment to related parties as of December 31, 2013 and 2014, respectively)		11,652	17,809

Total Assets		609,362	833,808

LIABILITIES, MEZZANINE EQUITY AND EQUITY
LIABILITIES
Current liabilities:
Accounts payable* (including accounts payable of US$54 and US$0 to a related party and accounts payable of the consolidated variable interest entities without recourse to the Company of US$10,411 and US$22,428 as of December 31, 2013 and 2014, respectively)		11,726	24,050
Receipt in advance* (including receipt in advance of the consolidated variable interest entities without recourse to the Company of US$5,210 and US$12,551 as of December 31, 2013 and 2014, respectively)		5,383	12,552
Deferred revenue* (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$9,671 and US$11,255 as of December 31, 2013 and 2014, respectively)		21,072	14,922
Consideration payable of acquiring an associate/investee* (including consideration payable of acquiring an associate of consolidated variable interest entities without recourse to the Company of US$25,217 and US$817 as of December 31, 2013 and 2014, respectively)		25,217	817
Accrued expenses and other current liabilities* (including accrued expenses and other current liabilities of US$0 and US$6,633 to a related party and accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$12,153 and US$25,198 as of December 31, 2013 and 2014, respectively)	12	26,401	35,239
Tax payable* (including tax payable of the consolidated variable interest entities without recourse to the Company of US$3,907 and US$5,576 as of December 31, 2013 and 2014, respectively)	15	4,084	5,658

Total current liabilities		93,883	93,238

Non-current liabilities:
Convertible debts	17	172,500	172,500
Deferred tax liabilities, non-current* (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$2,301 and US$8,859 as of December 31, 2013 and 2014, respectively)	15	2,755	9,159
Other non-current liabilities		68	—

Total Liabilities		269,206	274,897

Commitments and contingencies	23
Mezzanine equity	14	—	21,854

EQUITY
NQ Mobile Inc.’s shareholders’ equity
Class A common shares
(US$0.0001 par value, 1,560,000,000 shares authorized; 255,067,961 shares issued and 255,977,553 outstanding as of December 31, 2013, and 400,793,283 shares issued and 406,607,679 outstanding as of December 31, 2014, respectively)	18	26	42
Class B common shares
(US$0.0001 par value, 240,000,000 shares authorized; 53,956,491 and 50,352,971 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	18	5	5
Additional paid-in capital		337,879	571,606
Statutory reserve		9,636	10,577
Treasury stock at cost (4,646,245 and 17,154,650 shares, respectively, as of December 31, 2013 and 2014, respectively)	19	(8,028)	(19,196)
Accumulated deficit		(13,805)	(91,484)
Accumulated other comprehensive income	20	8,039	8,379

Total NQ Mobile Inc.’s shareholders’ equity		333,752	479,929

Non-controlling interest		6,404	57,128

Total equity		340,156	537,057

Total Liabilities, Mezzanine equity and Equity		609,362	833,808

*	All of the VIEs’ assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets (Note 1(d)).

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except for share and per share data)

		For the Years Ended December 31,
	Notes	2012	2013	2014
		US$	US$	US$
Net revenues
Service Revenues
Mobile value added services		68,335	103,519	106,103
Advertising services (including transactions with a related party of US$0, US$23 and US$30 for the years ended December 31, 2012, 2013 and 2014, respectively)		8,889	36,623	72,903
Enterprise mobility		3,249	14,174	16,035
Other services		1,992	3,559	4,641
Product Revenues
Enterprise mobility (including transactions with a related party of US$0, US$56 and US$5,362 for the years ended December 31, 2012, 2013 and 2014, respectively)		9,303	38,827	132,642

Total net revenues		91,768	196,702	332,324

Cost of revenues*
Cost of services (including transactions with a related party of US$0, US$184 and US$0 for the years ended December 31, 2012, 2013 and 2014, respectively)		(16,773)	(43,557)	(98,235)
Cost of products sold		(8,966)	(37,371)	(128,416)

Total cost of revenues		(25,739)	(80,928)	(226,651)

Gross profit		66,029	115,774	105,673

Operating expenses
Selling and marketing expenses*(including transactions with a related party of US$0, US$0 and US$163 for the years ended December 31, 2012, 2013 and 2014, respectively)		(17,396)	(25,810)	(29,962)
General and administrative expenses*		(36,776)	(77,026)	(131,001)
Research and development expenses*		(9,585)	(17,437)	(25,665)

Total operating expenses		(63,757)	(120,273)	(186,628)

Income/(Loss) from operations		2,272	(4,499)	(80,955)

Interest income/(expenses)		3,193	411	(5,360)
Realized gain on available-for-sale investments		—	5	65
Impairment on equity investments		—	—	(5,967)
Foreign exchange gain/(loss), net		67	1,784	(391)
Gain on change of interest in an associate		943	—	—
Other income, net		3,364	2,083	19,514

Income/(Loss) before income taxes		9,839	(216)	(73,094)

Income tax expenses	15	(420)	(1,117)	(5,518)
Share of profit from an associate		543	—	—

Net income/(loss)		9,962	(1,333)	(78,612)

Net (income)/loss attributable to the non-controlling interest		(532)	(523)	2,125
Net income attributable to the mezzanine classified non-controlling interest		—	—	(251)

Net income/(loss) attributable to NQ Mobile Inc.		9,430	(1,856)	(76,738)

Net income/(loss)		9,962	(1,333)	(78,612)
Other comprehensive income
Foreign currency translation adjustments, net of nil income taxes		390	4,808	362

Comprehensive income/(loss)		10,352	3,475	(78,250)

Comprehensive (income)/loss attributable to the non-controlling interest		(532)	(523)	2,103
Comprehensive income attributable to the mezzanine classified non-controlling interest		—	—	(251)

Comprehensive income/(loss) attributable to NQ Mobile Inc.		9,820	2,952	(76,398)

Net earnings/(loss) per Class A and Class B common share, basic	16	0.04	(0.01)	(0.19)
Net earnings/(loss) per Class A and Class B common share, diluted	16	0.04	(0.01)	(0.19)
Net earnings/(loss) per ADS, basic	16	0.20	(0.03)	(0.95)
Net earnings/(loss) per ADS, diluted	16	0.18	(0.03)	(0.95)
Weighted average number of common shares outstanding:
Basic		235,257,651	273,981,547	403,443,828
Diluted		255,722,551	273,981,547	403,443,828
Weighted average number of ADS outstanding:
Basic		47,051,530	54,796,309	80,688,766
Diluted		51,144,510	54,796,309	80,688,766
* Share-based compensation expense included in:	13
Cost of revenues		214	370	263
Selling and marketing expenses		2,342	2,310	1,430
General and administrative expenses		20,534	50,708	81,129
Research and development expenses		1,453	2,016	1,022

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except for share data)

	Attributable to NQ Mobile Inc.’s Shareholders’ Equity
	Common Shares
	Number of Shares	Amount	Additional Paid-in Capital	Statutory reserve	Treasury Stock	Accumulated deficit	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Equity
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2012	216,618,463	22	157,064	—	—	(11,743)	2,841	67	148,251

Exercise of options and restricted shares issued, net of shares withheld for employee taxes	18,520,900	1	287	—	—	—	—	—	288
Share-based compensation (Note 13)	—	—	24,543	—	—	—	—	—	24,543
Issuance of shares in connection with acquisitions (Note 4)	14,646,647	1	20,616	—	—	—	—	—	20,617
Stock repurchase (Note 19)	(1,088,790)	—	—	—	(1,346)	—	—	—	(1,346)
Appropriation to statutory reserve	—	—	—	2,938	—	(2,938)	—	—	—
Issuance of shares in connection with equity investment (Note 8)	3,821,655	—	5,916	—	—	—	—	—	5,916
Foreign currency translation adjustment	—	—	—	—	—	—	390	—	390
Fair value of 45% non-controlling interests of NationSky at acquisition (Note 4)	—	—	—	—	—	—	—	4,795	4,795
Deregistration of Fuzhou Netqin	—	—	—	—	—	—	—	(67)	(67)
Net income attributable to NQ Mobile Inc.	—	—	—	—	—	9,430	—	—	9,430
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	532	532

Balance as of December 31, 2012	252,518,875	24	208,426	2,938	(1,346)	(5,251)	3,231	5,327	213,349

Exercise of options and restricted shares issued, net of shares withheld for employee taxes	21,388,649	2	2,363	—	—	—	—	—	2,365
Share-based compensation (Note 13)	—	—	55,404	—	—	—	—	—	55,404
Issuance of shares in connection with acquisitions (Note 4)	25,856,650	3	46,434	—	—	—	—	554	46,991
Stock repurchase (Note 19)	(3,557,455)	—	—	—	(6,682)	—	—	—	(6,682)
Issuance of shares in connection with equity investment (Note 8)	6,227,325	1	13,613	—	—	—	—	—	13,614
Issuance of common shares net of issuance cost (Note 18)	7,500,000	1	11,639	—	—	—	—	—	11,640
Appropriation to statutory reserves	—	—	—	6,698	—	(6,698)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	4,808	—	4,808
Net loss attributable to NQ Mobile Inc.	—	—	—	—	—	(1,856)	—	—	(1,856)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	523	523

Balance as of December 31, 2013	309,934,044	31	337,879	9,636	(8,028)	(13,805)	8,039	6,404	340,156

Exercise of options and restricted shares issued, net of shares withheld for employee taxes	32,434,966	3	(3,138)	—	4,558	—	—	—	1,423
Share-based compensation (Note 13)	—	—	83,844	—	—	—	—	—	83,844
Issuance of shares in connection with acquisitions (Note 4)	129,568,875	13	153,021	—	—	—	—	52,827	205,861
Stock repurchase (Note 19)	(14,977,235)	—	—	—	(15,726)	—	—	—	(15,726)
Appropriation to statutory reserves	—	—	—	941	—	(941)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	340	22	362
Net loss attributable to NQ Mobile Inc.	—	—	—	—	—	(76,738)	—	—	(76,738)
Net loss attributable to non-controlling interest	—	—	—	—	—	—	—	(2,125)	(2,125)

Balance as of December 31, 2014	456,960,650	47	571,606	10,577	(19,196)	(91,484)	8,379	57,128	537,057

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Cash flows from operating activities:
Net income/(loss)	9,962	(1,333)	(78,612)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,627	5,958	14,207
Allowance for doubtful accounts	459	2,823	4,974
Share-based compensation	24,543	55,404	83,844
Foreign exchange gain, net	(67)	(1,784)	391
Realized loss on disposal of fixed assets	—	74	52
Share of profit from an associate	(543)	—	—
Impairment on equity investments	—	—	5,967
Gain on change of interest in an associate	(943)	—	—
Realized gain on disposal of available-for-sale investments	—	—	(65)
Other income from unrealized gain on investments and ADR depositary arrangement	(3,202)	(1,262)	(12,447)
Compensation to an non-controlling shareholder/employee	—	97	—
Changes in operating assets and liabilities:
Accounts receivable	(28,102)	(26,557)	(10,275)
Inventory	(35)	(8,014)	(1,143)
Prepaid expenses and other current assets	43	(14,620)	(5,093)
Other non-current assets	228	(6,553)	(5,459)
Accounts payable	5,339	3,432	10,644
Deferred revenue	4,946	6,840	(6,156)
Receipt in advance	322	5,656	7,405
Accrued expenses and other current liabilities	4,539	3,550	(3,168)
Tax payable and provision	(17)	563	1,145
Other non-current liabilities	414	—	—

Net cash provided by operating activities	19,513	24,274	6,211

Cash flows from investing activities:
Restricted cash	—	—	(3,767)
Placement of term deposits	(93,761)	(199,668)	(124,613)
Withdrawal of term deposits	51,626	201,123	111,300
Purchase of available-for-sale investments	(10,755)	—	(37,588)
Disbursements from the lending of the housing loans to employees	(302)	(193)	(81)
Proceeds from the repayments of the housing loans to employees	110	149	247
Proceeds from disposals of available-for-sale investments	3,182	7,578	37,653
Cash paid for equity investment	(6,272)	(28,436)	(3,432)
Net cash acquired (paid) from (for) the business acquisitions	1,225	(14,920)	(22,979)
Collection of bridge loans	—	1,185	4,377
Cash received from disposal of non-controlling interest	—	—	21,603
Bridge loans in connection with completed and ongoing investments	(11,288)	(6,680)	—
Purchase of property and equipment and intangible assets	(2,334)	(1,588)	(3,737)

Net cash used in investing activities	(68,569)	(41,450)	(21,017)

Cash flows from financing activities:
Proceeds from convertible senior notes (net of issuance costs of US$6,105)	—	166,395	—
Proceeds from exercising of share options	920	5,398	2,420
Proceeds from issuance of common shares (net of issuance cost of US$360)	—	11,640	—
Cash distributed to non-controlling shareholder upon disposal	(67)	—	—
Repayment of bank loans	(710)	—	—
Payment for repurchase of shares	(1,346)	(6,682)	(15,726)

Net cash (used in)/provided by financing activities	(1,203)	176,751	(13,306)

Effect of exchange rate changes on cash and cash equivalents	(389)	1,281	1,378
Net (decrease)/increase in cash and cash equivalents	(50,648)	160,856	(26,734)

Cash and cash equivalents at the beginning of the year	69,510	18,862	179,718

Cash and cash equivalents at the end of the year	18,862	179,718	152,984

Supplemental disclosures of cash flow information:
Cash paid for income taxes	297	1,178	3,873
Cash paid for interest	—	—	7,238
Supplemental disclosures of non-cash investing and financing activities:
Issuance of common shares in business combination (Note 4)	20,617	89,438	232,230
Issuance of common shares in equity investment (Note 7)	5,916	13,642	—
Consideration payable for acquiring an associate	—	25,217	817

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All numbers in the following Notes are expressed in thousands, except for share and per share data)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a) Principal activities

NQ Mobile Inc. (“NQ Mobile”, or the “Company”), through its subsidiaries, its variable interest entities (“VIEs”), and the VIEs’ subsidiaries, is principally engaged in the provision of mobile Internet services in the People’s Republic of China (the “PRC” or “China”) and overseas markets. NQ Mobile’s service portfolio includes mobile security, productivity and privacy protection, mobile games as well as interest-based mobile community applications (e.g. vlife wallpaper, music radio, healthcare and etc.) and advertising for the consumer market and an entire mobility solution set for the enterprise market. The Company, its wholly-owned and majority-owned subsidiaries, VIEs and wholly-owned subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”.

(b) Reorganization and Proposed FL Transaction

The Company was incorporated as a limited liability company under the laws of the Cayman Islands on March 14, 2007. The Company was 100% owned by RPL Holdings Limited (“RPL”). RPL is a limited liability company organized under the laws of British Virgin Islands (“BVI”), which is owned and controlled by Dr. Henry Yu Lin, Dr. Vincent Wenyong Shi, and Mr. Xu Zhou (collectively, the “Founders”).

In May 2007, the Company established NQ Mobile (Beijing) Co., Ltd. (“NQ Beijing” or “NQ WFOE”) as a wholly foreign-owned enterprise in the PRC. In June 2007, the Company undertook a reorganization (the “Reorganization”) to become the ultimate holding company of the Group. Prior to the Reorganization, the Group’s business was operated by Beijing NQ Technology Co. Ltd. (“Beijing Technology”), a company wholly owned and controlled by the Founders, which commenced operations on October 21, 2005. By entering into a series of agreements (collectively, “NQ VIE Agreements”) with the Founders and NQ Beijing, Beijing Technology became a variable interest entity whose primary beneficiary is NQ Beijing. Consequently, the Company as the parent of NQ Beijing became the ultimate primary beneficiary of Beijing Technology and has consolidated financial statements of Beijing Technology and its subsidiaries. Beijing Technology was the predecessor of the Group and operated all of the business of the Group prior to the Reorganization.

Immediately before the Reorganization, FL Mobile was 100% owned by the Beijing Technology and the ultimate owners’ shareholdings of the Beijing Technology were identical to those of the Company. There was no change in ownership of FL Mobile immediately before and after the Reorganization. Accordingly, the Reorganization is accounted for as a legal reorganization of entities under common control in a manner similar to a pooling-of-interest.

FL Mobile Inc. was incorporated as a limited liability company under the laws of the Cayman Islands on January 21, 2013. FL Mobile Inc. was 100% owned by the Company until May 2014, when the Company entered into a share purchase agreement with Bison Mobile Limited, pursuant to which Bison Mobile Limited agreed to purchase up to 3.75% of equity interest in FL Mobile Inc., and the Company have the right but not the obligation to sell up to 2.13% of equity interest in FL Mobile Inc. to other third party investors. As part of this transaction, the Company conducted a corporate reorganization (the “FL Reorganization”). In July 2014, FL Mobile (Beijing) Co., Ltd. (“FL Beijing”), the wholly foreign-owned enterprise of FL Mobile Inc. through FL Mobile Hong Kong Limited (“FL HK”), entered into a series of contractual agreements (collectively, “FL VIE Agreements”) with FL Mobile Jiutian Technology Co., Ltd. (“FL Mobile”) and its shareholders, pursuant to which FL Beijing exercises effective control over FL Mobile and its subsidiaries and has the right to receive substantially all of their economic benefits. As a result of the FL Reorganization, FL Beijing became the primary beneficiary of FL Mobile thus the Company has consolidated the financial statements of FL Mobile and its subsidiaries through FL Mobile Inc.. Meanwhile, FL Mobile Inc. acquired 100% equity interest in Best Partners Ltd. (“Best Partners”) from the Company. FL Mobile Inc. issued shares representing 4.94% of its equity interest to Bison Mobile Limited and other third party investors pursuant to the share purchase agreements entered into prior to December 31, 2014. This transaction was closed in the fourth quarter of 2014. See Note 14 – “Mezzanine Equity”.

Immediately before the FL Reorganization, FL Mobile was 100% owned by the Beijing Technology and the ultimate owners’ shareholdings of the Beijing Technology were identical to those of the Company. There was no change in ownership of FL Mobile immediately before and after the FL Reorganization. Accordingly, the FL Reorganization is accounted for as a legal reorganization of entities under common control in a manner similar to a pooling-of-interest. In December 2014, the Company entered into a non-binding memorandum of understanding (“MOU”) with Tack Fiori International Group Limited (“Tack Fiori”) (Stock code: 928.HK), a company incorporated in the Cayman Islands with limited liability and listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”). As contemplated under the MOU, Tack Fiori proposes to purchase 100% of the equity interests in, and assume all liabilities of, FL Mobile Inc. by paying a total consideration of between US$570 million and US$630 million, payable by way of allotment and issue of certain number of new shares of Tack Fiori at an issue price per new share which shall represent a discount of 10% to 20% to the average closing price per share of Tack Fiori as quoted on the HK Stock Exchange for the last thirty consecutive trading days up to and including the day immediately prior to the date of the MOU, to NQ Mobile and other shareholders of FL Mobile Inc., which shall be documented by a sale and purchase agreement to be negotiated and executed by and among Tack Fiori, NQ Mobile and other shareholders of FL Mobile Inc. (the “Proposed FL Transaction”). The MOU contemplates that, after the completion of the Proposed FL Transaction, NQ Mobile and/or its affiliates shall become the controlling shareholders of Tack Fiori. The Proposed FL Transaction shall be conditional upon the fulfillment of certain conditions, including but not limited to the obtaining of all necessary third party, governmental and regulatory consents, approvals and waivers. No binding contract will exist between the parties unless and until they sign and deliver one or more definitive agreements.

(c) Subsidiaries, VIEs and VIEs’ subsidiaries

As of December 31, 2014, details of the Company’s major subsidiaries***, VIEs and the VIEs’ subsidiaries are as follows.

Name	Date of Incorporation or Acquisition	Place of Incorporation	Relationship	Principal Activities
Subsidiaries
NQ International Ltd. (“NQ HK”) *	April 26, 2010	Hong Kong	Wholly-owned subsidiary	Consumer mobile security services in overseas markets
NQ Mobile US Inc. (“NQ US”)**	November 5, 2010	United States	Wholly-owned subsidiary	Consumer mobile value added services and advertising services in US and overseas markets.
NQ Mobile (Beijing) Co., Ltd. (“NQ Beijing” or “NQ WFOE”)	May 15, 2007	The PRC	Wholly-owned subsidiary	Consumer mobile security services in PRC and overseas markets, and technology consulting and services
NQ (Beijing) Co., Ltd. (“NQ Tongzhou”)	January 5, 2013	The PRC	Wholly-owned subsidiary	Software design and development for computer and mobile devices and other technology consulting services
Best Partners Ltd. (“Best Partners”)	September 6, 2013	Cayman Islands	Wholly-owned subsidiary of FL Mobile Inc.	Mobile advertising services
Beijing Wanpu Media Technologies Co., Ltd. (“Wanpu Beijing” or “Wanpu WFOE”)	September 6, 2013	The PRC	Wholly-owned subsidiary of Best Partners	Advertising services based on mobile internet platform in the PRC
NQ Mobile KK (“NQ Japan”)	August 12, 2013	Japan	85%-owned subsidiary	Consumer mobile security services, mobile games, internet advertising and sale of enterprise mobility products in Japan
Beijing NQ Mobile Co., Ltd. (“NQ Yizhuang”)	September 29, 2014	The PRC	Wholly-owned subsidiary	Consumer mobile security services in PRC and overseas markets, and technology consulting and services
FL Mobile Inc.	January 21, 2013	Cayman Islands	95.06%-owned subsidiary	Mobile advertising and mobile games services
FL Mobile (Beijing) Co., Ltd. (“FL Beijing”)	June 3, 2013	The PRC	Wholly-owned subsidiary of FL Mobile Hong Kong Limited	Mobile advertising and mobile games services
Variable Interest Entities
Beijing Technology	October 21, 2005	The PRC	VIE of NQ Beijing	Consumer mobile security services in PRC market and research and development
Beijing Wanpu Century Co., Ltd. (“Wanpu Century”)	September 6, 2013	The PRC	VIE of Wanpu Beijing	Advertising services based on mobile internet platform in the PRC
FL Mobile Jiutian Technology Co., Ltd. (“FL Mobile”)	November 30, 2012	The PRC	VIE of FL Beijing	Mobile games and advertising
Subsidiaries of VIEs
Qingyun (Tianjin) Financial Management Co., Ltd. (“Tianjin Qingyun”)	February 21, 2012	The PRC	Wholly-owned subsidiary of Beijing Technology	Financial management services
Beijing NationSky Network Technology Co., Ltd. (“NationSky”)	May 11, 2012	The PRC	Wholly-owned subsidiary of Beijing Technology	Enterprise mobility services
Beijing Fanyue Information Technology Co., Ltd. (“Fanyue”)	March 21, 2013	The PRC	Wholly-owned subsidiary of FL Mobile	Off-line user acquisition services
Beijing Tianya Co., Ltd. (“Tianya”)	September 24, 2013	The PRC	Wholly-owned subsidiary of Beijing Technology	Mobile healthcare application developments and search engine marketing in healthcare industry
Chengdu Ruifeng Technology Co., Ltd. (“Ruifeng”)	October 15, 2013	The PRC	Wholly-owned subsidiary of Beijing Technology	Enterprise mobility system development and iOS training program
Shanghai Yinlong Information Technology Co., Ltd. (“Yinlong”)	November 11, 2013	The PRC	Wholly-owned subsidiary of Beijing Technology	Mobile music search, matching and recognition software services
Beijing Trustek Technology Co., Ltd. (“Beijing Trustek”)	January 10, 2014	The PRC	Wholly-owned subsidiary of Beijing Technology	Enterprise mobility solutions and services
Tianjin Huayong Wireless Technology Co., Ltd. (“Huayong”)	January 31, 2014	The PRC	68%-owned subsidiary of Beijing Technology	Research and development of live wallpapers
Beijing Showself Technology Co., Ltd. (“Showself”)	May 15, 2014	The PRC	65%-owned subsidiary of Beijing Technology	Development and operation of live mobile social video platform
Yipai Tianxia Network Technology Ltd. (“Yipai”)	May 15, 2014	The PRC	70%-owned subsidiary of Beijing Technology	Mobile intelligent interactive advertising services

*	NetQin International Ltd. was renamed to NQ International Ltd. on August 1, 2012.
**	NetQin US Inc. was renamed to NQ Mobile US Inc. on December 14, 2011.
***	Other consolidated entities of the Company have been omitted from this list since, considered in an aggregate as one single entity, they would not constitute a significant subsidiary.

(d) Variable Interest Entity

Basic Information

PRC laws and regulations prohibit or restrict foreign ownership of companies from providing mobile value added services, mobile games and mobile advertising in the PRC where certain licenses are required for the provision of such services. To comply with these PRC laws and regulations, the Company provides services subject to such restrictions through the VIEs and its subsidiaries in China. To provide the Company with the expected residual returns of the VIEs and their subsidiaries, the Group entered into a series of contractual arrangements, such as power of attorney and exclusive equity purchase option agreement with the VIEs and the shareholders of the VIEs to enable the Company, through the Group’s subsidiaries (“Primary Beneficiaries”), which give the Primary Beneficiaries the rights to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively to:

•	exercise effective control over the VIE;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks of expected losses from the VIE as if they were their sole shareholders; and

•	have an exclusive option to purchase all of the equity interests in the VIE.

In September 2013, the Company completed the acquisition of Best Partners and its subsidiaries, which primarily engage in advertising activities based on mobile-advertising platform in the PRC and are also subjected to restrictions from PRC laws and regulations for providing internet content services. Effective upon acquisition of Best Partners by the Company, Wanpu Century became the VIE of Wanpu Beijing, of which 100% equity interest was owned by the Company through Best Partners. See Note 4 – “Business Combination”. Through a series of contractual agreements among Wanpu Beijing, Wanpu Century, and the shareholders of Wanpu Century (“Wanpu VIE Agreements” and, together with NQ VIE Agreements and FL VIE Agreements, the “VIE Agreements”), the Group has effective control over Wanpu Century, receive substantially all of the economic benefits and absorb substantially all of the risks of the Wanpu Century, and has an exclusive option to purchase all of the equity interests in the Wanpu Century through Wanpu Beijing.

As a result of the FL Reorganization completed in July 2014, the Company became the ultimate primary beneficiary of FL Mobile and its subsidiaries, which primarily engage in advertising activities and mobile games in the PRC and are also subject to restrictions from PRC laws and regulations for providing internet content services. Consequently, FL Mobile became the VIE of FL Beijing, of which 100% equity interest was ultimately owned by FL Mobile Inc through FL Mobile Hong Kong Limited. Through FL VIE Agreements, the Company has effective control over FL Mobile and its subsidiaries, receives substantially all of the economic benefits and absorbs substantially all of the risks of FL Mobile and its subsidiaries, and has an exclusive option to purchase all of the equity interests in FL Mobile and its subsidiaries through FL Beijing.

The Group has adopted the guidance of accounting for VIEs, which requires certain VIEs to be consolidated by the primary beneficiary of the entities. The Group’s management evaluated the relationships among the Company, NQ Beijing and Beijing Technology, as well as the relationships among the Company, Wanpu Beijing, and Wanpu Century, FL Beijing, and FL Mobile, and the economic benefits flow of the applicable contractual arrangements. The Group concluded that NQ Beijing is the primary beneficiary of Beijing Technology, Wanpu Beijing is the primary beneficiary of Wanpu Century, and FL Beijing is the primary beneficiary of FL Mobile. As a result, the results of operations, assets and liabilities of these VIEs and their subsidiaries have been included in the Company’s consolidated financial statements.

Exclusive Technical Consulting Services Agreement between NQ Beijing and Beijing Technology. Under the exclusive technical consulting services agreement, NQ Beijing has the exclusive right to provide to Beijing Technology the technical consulting services related to Beijing Technology’s business operation. NQ Beijing owns the intellectual property rights developed by either NQ Beijing or Beijing Technology in the performance of this agreement. Beijing Technology pays to NQ Beijing quarterly service fees, determined unilaterally by NQ Beijing due to its control over Beijing Technology. The amount of service fees to be charged to Beijing Technology are determined at the sole discretion of NQ Beijing by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, and the operations of Beijing Technology. As of December 31, 2014, the retained earnings in Beijing Technology was US$4,924 after being charged the service fees by NQ Beijing. The service fees are eliminated upon consolidation. This agreement is effective until NQ Beijing ceases to exist or is terminated at NQ Beijing’s sole discretion by giving 30 day’s advanced notice to Beijing Technology.

The exclusive technical consulting services agreement between FL Beijing and FL Mobile has substantially same terms as the contractual agreement between NQ Beijing and Beijing Technology. As of December 31, 2014, the retained earnings in FL Mobile was US$31,267 after being charged the service fees by FL Beijing. The service fees are eliminated upon consolidation. The term of the agreement will remain effective until FL Beijing ceases to exist or is terminated at FL Beijing’s sole discretion by giving 30 day’s advanced notice to FL Mobile.

Exclusive Business Cooperation Agreement between Wanpu Beijing and Wanpu Century. Under the exclusive business cooperation agreement, Wanpu Beijing has the exclusive right to provide business support and technical services such as product development, system integration and maintenance, technology consulting, etc., to Wanpu Century in exchange for a service fee. In addition, Wanpu Beijing owns the intellectual property rights developed by both Wanpu Beijing and Wanpu Century. The amount of service fees to be charged to Wanpu Century are determined at sole discretion of Wanpu Beijing by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, and the operations of Wanpu Beijing. As of December 31, 2014, the aggregate of retained earnings in Wanpu Century was US$7,246. The agreement has a term of ten years and is renewable on the same terms at Wanpu Beijing’s sole discretion.

Business Operation Agreements between NQ Beijing and the shareholders of Beijing Technology, between Wanpu Beijing and the shareholders of Wanpu Century and between FL Beijing and the shareholders of FL Mobile. Under the business operation agreements, the registered shareholders of the VIEs may not enter into any transactions that could materially affect the assets, liabilities, interests or operations of the VIEs, without prior written consent from NQ Beijing, Wanpu Beijing or FL Beijing, as applicable. In addition, the shareholders of each VIE irrevocably appointed NQ Beijing, Wanpu Beijing and FL Beijing, as applicable, to vote on their behalf on all matters, including matters relating to the transfer of any or all of their respective equity interests in the relevant VIE and appointments of the directors, chief executive officer, chief financial officer, and other senior management of the relevant VIE. Each of these agreements will remain in effect till the date when NQ Beijing, Wanpu Beijing or FL Beijing, as applicable, is dissolved, and can be terminated at the sole discretion of NQ Beijing, Wanpu Beijing or FL Beijing with advanced written notices, as applicable.

Powers of Attorney executed by the shareholders of Beijing Technology in favor of NQ Beijing, by the shareholders of Wanpu Century in favor of Wanpu Beijing and by the shareholders of FL Mobile in favor of FL Beijing. Each of these powers of attorney irrevocably authorizes NQ Beijing, Wanpu Beijing or FL Beijing, as applicable, to vote on behalf of the registered shareholders of each VIE on matters stipulated by laws and the Article of Association of the relevant VIE. Each of these Powers of Attorney shall remain effective from the date it is signed to the date when NQ Beijing, Wanpu Beijing or FL Beijing, as applicable, is dissolved in accordance with the laws of the People’s Republic of China, unless the Business Operations Agreement for the same VIE is terminated in advance.

Equity Disposition Agreements between NQ Beijing and the shareholders of Beijing Technology, between Wanpu Beijing and the shareholders of Wanpu Century and between FL Beijing and the shareholders of FL Mobile. Each of these equity disposition agreements irrevocably granted to NQ Beijing, Wanpu Beijing or FL Beijing, as applicable, or their designated parties, an exclusive option to purchase, to the extent permitted by the PRC law, any part or all of the equity interests in the relevant VIE from the registered shareholders. The exercise price for the options to purchase the equity interests is the minimum amount of consideration permissible under PRC law. The options are exercisable at any time at the sole discretion of NQ Beijing, Wanpu Beijing or FL Beijing, as applicable, during the term of agreements. Each of the registered shareholders agrees not to transfer, pledge or dispose of its equity interests in the VIEs in any way before NQ Beijing, Wanpu Beijing or FL Beijing, as applicable, exercise their options in full or deliver the written approval. Each agreement has a term of 10 years and renewable on the same terms at the sole discretion of NQ Beijing, Wanpu Beijing or FL Beijing, as applicable.

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

Each of the loan agreements between Wanpu Beijng and FL Beijing and the respective shareholders of Wanpu Century and FL Mobile have substantially the same terms as the contractual agreements between NQ Beijing, Beijing Technology and the shareholders of Beijing Technology, except that the amount of the loans extended to the respective shareholders is RMB1,000 and RMB 13,500, respectively.

Equity Interest Pledge Agreements between NQ Beijing and the shareholders of Beijing Technology, between Wanpu Beijing and the shareholders of Wanpu Century and between FL Beijing and the shareholders of FL Mobile. Under the equity interest pledge agreements, the registered shareholders of the VIEs pledged all of their respective equity interests in the VIEs to secure the VIEs’ obligations under the relevant Exclusive Technical Consulting Services Agreement, Exclusive Business Cooperation Agreements, Business Operation Agreements and Equity Disposition Agreements described above. Each shareholder agrees not to sell, mortgage or dispose of any of the VIEs’ equity interest it holds without prior written consent from NQ Beijing, Wanpu Beijing or FL Beijing, as applicable. These agreements are terminable only when the VIEs’ obligations under the other agreements are fully settled.

Amended and Restated Business Operation Agreement, Amended and Restated Equity Interest Pledge Agreement and Amended and Restated Equity Disposition Agreement between NQ Beijing and shareholders of Beijing Technology, entered into on June 6, 2012, reflected the increase of the registration capital of Beijing Technology from RMB10 million to RMB50 million. All the other terms remain the same as the original agreements.

Risks in Relation to the VIE Structure

The Ministry of Commerce of PRC (“MOC”) published a discussion draft of the proposed Foreign Investment Law (the “Draft”) in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China. The Draft embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on the Draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The Draft, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations. The Draft expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered an FIE.

Under the Draft, variable interest entities that are controlled via contractual arrangement would be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. Moreover, for the enterprises which are not incorporated under the laws of China (foreign investors) but are “controlled” by Chinese investors, they may submit documentary evidence to apply for identifying their investment as the investment by Chinese investors when they applying for the market entry clearance to engage in any investment as set out in the “negative list” in China. The competent authorities of foreign investment will grant the review opinion on whether the said investment is identified as the investment by Chinese investors.

In conclusion, if the Draft enacted as proposed, it is possible that the Company’s conduct of certain of its operations and businesses through the VIEs could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If such a finding were made, regulatory authorities with jurisdiction over the licensing and operation of such businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations, and have a material adverse impact on the Company’s cash flows, financial position and operating performance. The Company’s management considers the possibility of such a finding by PRC regulatory authorities to be remote.

In addition, it is possible that the VIE Agreements would not be enforceable in China if PRC government authorities or courts were to find that such agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company is unable to enforce any of these agreements, the Company would not be able to exert effective control over the affected VIEs and consequently, the results of operations, assets and liabilities of the affected VIEs and their subsidiaries would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position and operating performance would be materially adversely affected. The Company’s agreements with respect to its consolidated VIEs are approved and in place. The Company’s management believes that such agreements are enforceable, and considers it a remote possibility that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the agreements to be unenforceable under existing laws.

Financial Information of VIEs

Due to the same reportable segments, the financial information of Beijing Technology and its subsidiaries as well as Wanpu Century and FL Mobile and its subsidiaries were presented in aggregate as follows, which were included in the accompanying consolidated financial statements:

	As of December 31,
	2013	2014
	US$	US$
Cash and cash equivalents	11,472	29,508
Term deposits	70,528	72,159
Restricted cash	—	3,767
Other intercompany receivable to WFOEs	36,565	91,605
Other intercompany receivable	132	138
Total current assets	201,118	306,508
Total non-current assets	138,728	375,510
Total assets	339,846	682,018
Intercompany payable to WFOEs for the service fees	18,858	11,468
Other intercompany payable to WFOEs	77,193	97,053
Other intercompany payable	87,054	163,468
Total current liabilities	250,577	349,814
Deferred tax liabilities, non-current	2,301	8,859
Total liabilities	252,878	358,673

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Total net revenue	54,461	139,886	275,372
Net income	4,399	21,098	18,751

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Net cash provided by operating activities	46,356	14,538	30,094
Net cash used in investing activities	(59,090)	(8,027)	(9,415)
Net cash provided by financing activities	5,546	—	—
Effect of exchange rate changes on cash and cash equivalents	(276)	(2,851)	(2,643)
Net (decrease)/increase in cash and cash equivalents balance	(7,464)	3,660	18,036

The VIEs contributed an aggregate of 59%, 71% and 83% of the consolidated revenues for the year ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the VIEs, without the recourse to the Company, accounted for an aggregate of 50% and 71%, respectively, of the consolidated total assets, and 26% and 32%, respectively, of the consolidated total liabilities. The consolidated assets of VIEs mainly comprised of recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include goodwill and intangible assets acquired through business acquisitions, purchased servers and office facilities. The balances of these assets as of December 31, 2014 were included in the line of “Total non-current assets” in the table above. The unrecognized revenue-producing assets mainly consist of intellectual property, which had no recorded value.

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

In accordance with the VIE Agreements, the Company has power to direct activities of the VIEs and their subsidiaries, and can have assets transferred out of the VIEs and their subsidiaries without any restrictions. Therefore, the Company considers that there is no asset in the consolidated VIEs and their subsidiaries that can be used only to settle obligations of the consolidated VIEs except for registered capitals of US$8,917 and PRC statutory reserves of US$ 2,424, of their VIEs and VIEs’ subsidiaries, as of December 31, 2014. As the VIEs and their subsidiaries are incorporated as limited liability companies under the PRC Company Law, and as such the creditors of liabilities of these PRC incorporated VIEs have recourse only to the assets of these entities. Accordingly, the creditors of all the liabilities of the Company’s consolidated VIEs do not have recourse to the Company’s general credit.

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

There are no VIEs where the Company has variable interests but is not the primary beneficiary.

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

Commencing January 1, 2013, due to the expansion of the Company’s business and diversification of revenue streams, revenue presentation was reclassified into categories of (i) mobile value added services, which includes original revenue stream of consumer mobile security, mobile games, and live mobile social video platform; (ii) enterprise mobility; (iii) advertising services; and (iv) other services. The comparative figures, for the year ended December 31, 2012, have been reclassified to conform to the current presentation.

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

(b) Reclassification

Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications have not changed the results of operations of prior periods.

(c) Business Combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC 805: Business Combinations. The purchase method accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquired entity over (ii) the fair value of the identifiable net assets of the acquired entity, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risks inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over the relevant period.

In a business combination achieved in stages, the Company re-measures its previously held equity interest in the acquired entity at its acquisition-date fair value and recognizes the resulting gain or loss in earnings.

(d) Use of estimates

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

(e) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(f) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months and equal or less than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the period.

(g) Restricted cash

Cash that is deposited in the bank but restricted for a specific purpose and therefore not available for immediate and general use by the Company is classified as restricted cash, which is presented separately from cash and cash equivalents on the consolidated balance sheet. The deposited balance is included in the Group’s bank account for guarantee of certain business purpose under an agreement until being used for the designated purpose or withdrawn due to expiration of the guarantee. As of December 31, 2013 and 2014, the Company had a restricted cash balance which is set aside for a period of 6 months of nil and US$3,767, respectively.

(h) Short-term investments

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

In the fourth quarter of 2014, the Company invested US$37,588 (equivalent to RMB230,000) in a financial instruments managed by a bank in the PRC. The terms of the financial product are thirteen to twenty-eight days. The financial instruments matured in December 2014. The Company earned investment income of US$65 on the financial instruments, which was included in realized gain on available-for-sale investments in the consolidated statements of comprehensive income.

(i) Allowance for doubtful accounts

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

	Balance at Beginning of Year	Charged to Expenses	Write-Offs Net of Recoveries	Balance at End of Year
	US$	US$	US$	US$
Allowance for doubtful accounts
2012	636	459	—	1,095
2013	1,095	3,027	(204)	3,918
2014	3,918	4,974	—	8,892

(j) Inventory

Inventories, consisting of products and devices available for sale, are accounted for using first in first out method, and are valued at the lower of cost or market. This valuation requires the Group to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

(k) Equity investments

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

Cost method investments

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, the Company carries the cost method investments at cost and only adjusts for other-than-temporary impairment and distributions of earnings. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs.

Equity method investments

In accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall, the Company initially records its equity method investments at cost and any excess of the cost of the investment over the proportional fair value of the underlying tangible and intangible assets and liabilities of the investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive income after the date of investment The Company will discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero.

Sales of equity interests of an investee by the Company is accounted for as gains or losses equal to the difference at the time of sale between selling price and carrying amount of the equity interests sold.

Impairment for equity investments

The Group assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. Other-than-temporary impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s carrying value over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of such investment.

(l) Property and equipment, net

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

(m) Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination.

The Company tests goodwill for impairment at the reporting unit level on an annual basis as of November 1 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than- not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

(n) Intangible Assets

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

(o) Impairment of long-lived assets

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

(p) Convertible Debts

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

(q) Functional currency and foreign currency translation and transactions

The Group’s reporting currency is the U.S. dollar (“US$”). The functional currency of the Company, and the Company’s overseas subsidiaries is US$, while the functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB. In the consolidated financial statements, the financial information of the Company’s subsidiaries, VIE and VIE’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of changes in equity and comprehensive income (loss).

Transactions denominated in currencies other than the functional currency are translated into prevailing functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive income (loss).

(r) Mezzanine Equity

Mezzanine Equity consists of non-controlling interests in FL Mobile Inc. and a put option pursuant to which the non-controlling shareholders will have the right to put their equity interests in FL Mobile Inc. to the Company at a pre-determined price if FL Mobile Inc. does not complete a qualified listing. The put option will expire within three month after the first anniversary of the closing date. Since the occurrence of the put is not solely within the control of the Company, the Company classifies the non-controlling interest as mezzanine equity instead of permanent equity in the Company’s consolidated financial statements.

In accordance with ASC subtopic 480-10, the Company calculates, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interest to its estimated redemption value over the period from the date of the issuance to the earliest redemption date of the non-controlling interest and (ii) the amount of net profit attributable to non-controlling shareholders of FL Mobile Inc. based on their ownership percentage. The carrying value of the non-controlling interest as mezzanine equity will be adjusted by an accumulative amount equal to the higher of (i) and (ii). See Note 14 – “MEZZANINE EQUITY.”

(s) Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and/or service has been performed, the price is fixed or determinable and collection is reasonably assured.

In accordance with ASC 605-45, the Company adopts net presentation method for its revenue, under which revenues are net of business tax, related surcharges and value added tax.

Revenues presented in the consolidated statements of comprehensive income include revenues from mobile value added services that are comprised of consumer mobile security, mobile games and live mobile social video platform, advertising services, enterprise mobility and other services.

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

Prepaid cards. The Group sells prepaid cards to customers through independent distributors. The customers can use the prepaid cards to subscribe to the premium services offered by the group. Once the customers activate the premium services using the prepaid cards, the Group starts to recognize revenues on a straight-line basis over the service period. The unused cash balances remaining in users’ accounts are recorded as a liability in deferred revenue. While the Group has primary responsibility for fulfillment and acceptability, the Group does not have control of, and generally does not know, the ultimate selling price of the prepaid cards sold by the distributors, and therefore, net proceeds from the distributors form the basis of revenue recognition.

Third-party payment processors. The customers can also subscribe to premium services directly through the Company’s website and the billings are handled by third-party payment processors. Under these circumstances, the Group has the primary responsibility for fulfillment and acceptability of the service and recognizes the revenue on a gross basis. The amounts attributed to third-party payment processors are recognized as costs of revenue.

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

The Groups estimates the playing periods of paying users based on available data obtained since September 2012. On a quarterly basis, the Groups determines the estimated average playing period for paying players on a game by game basis, beginning at the time of a payer’s first purchase in that game and ending on a date when that paying player is no longer playing the game. The Group then calculates the average of the time periods from the first purchase date to the date the player is expected to cease playing the game for each game player to determine the total average playing period for that game.

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

For third-party developed games operated under exclusive operation agreements and self-developed games, the Group recognizes revenue based on the gross amount billed to customers (i.e., inclusive of the amount retained by Platforms and the amounts paid to game developers under revenue-sharing arrangements if any), because the Group is able to determine pricing for the virtual items sold and is the primary obligor to the customers. The amount paid to Platforms and game developers are recorded as cost of services.

For third-party developed games operated under joint operation agreements, the game developer is considered the primary obligor to the customers and has latitude in establishing price. The Group accounts for such sales on a net basis by recognizing the commission it retains from each sale (i.e., revenue net of the amount retained by Platforms and the amounts paid to game developers under revenue-sharing arrangements).

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

Live Mobile Social Video Platform

The Group operates a live mobile social video community, namely Showself Live Broadcast( ). The community contains thousands of real time video rooms (the “Room”) with user-created content provided by hosts and online users, and broadcasted to the Rooms’ viewers. The Group is responsible for providing a technological infrastructure to enable the hosts, online users and viewers to interact through live mobile social online video platforms.

All the Rooms can be accessed for free. The Group mainly derives the revenue from sales of virtual currency which can be used to purchase virtual presents in the Rooms.

The Group’s operating entities primarily cooperate with independent third-party distributors to sell the Group’s virtual currency through the distribution agreements with these distributors. Pursuant to the distribution agreements, each distributor is responsible for sales of virtual currency for the Group’s community through developing and engaging sales agents who directly sell the virtual currency to users. The Group has discretion to determine the price of the virtual currency sold to sales agents or users. In addition, the Group takes overall responsibility of the content or performances provided by hosts in the Group’s community. Consequently, the Group recognizes revenue on a gross basis pursuant to ASC 605-45.

The Group also utilizes third-party payment collection channels, which charges us the payment handling cost for users to purchase the virtual currency directly from it. The payment handling costs are recorded in cost of sales. Upon sales of virtual currency, we typically have an implied obligation to provide the services which enable the virtual currency to be used on our platform. The Group recognizes revenue ratably over the estimated average playing period of paying users.

The Groups estimates the playing periods of paying users based on available data obtained since the Company launched the platform in April 2014. On a quarterly basis, the Groups determines the estimated average playing period for paying players, beginning at the time of a payer’s first purchase on our platform and ending on a date when that paying player is no longer active. The Group then calculates the average of the time periods from the first purchase date to the date the player is expected to cease playing on our platform to determine the total average playing period.

The Group determines that a paying player has ceased playing on our platform once the player reached an Inactive Period. The Group defines the Inactive Period as the length of time after which if a paying player has not logged into the community, the possibility that he/she will continue to play on our platform in the future is very low. To determine the Inactive Period, the Group regularly analyzes paying players’ activities in the community. For the players who have not logged on our platform for 50 days as of the period end, the Group deems them inactive players. Currently estimated average playing periods are within three months, based on current available paying users’ information. The Group regularly reassesses these estimates and may revise such estimates in the future as additional data becomes available and if and when future data indicates a change in playing patterns or behaviors.

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

Enterprise Mobility Revenues

Enterprise mobility revenues are derived principally from hardware sales to enterprise users, technology and software development, and commission income shared from mobile network operators, all of which are provided on a stand-alone basis in the years of 2013 and 2014.

The revenue from sale of hardware is recognized upon the time of delivery. Hardware is considered delivered to customers once customers acknowledge the receipt of the hardware delivered and the title and risk of loss have been transferred. For most of the hardware sales, these criteria are met at the time customers’ sign off the delivery notes.

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

(t) Cost of revenues

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

(u) Marketing and Advertising costs

Marketing and Advertising costs consist primarily of costs for the promotion of corporate image and product marketing. The Group expensed all marketing and advertising costs as incurred. Marketing and advertising costs for the years ended December 31, 2012, 2013 and 2014 are US$8,546, US$13,318 and US$11,293, respectively.

(v) Research and development

Research and development related expenses consist primarily of payroll-related expenses incurred for new product development and product enhancements. The Group expenses all costs incurred for the development of mobile security and productivity software, technology and software for enterprise customers, and technology of mobile platforms when incurred prior to the establishment of technological feasibility. Once the software has reached technological feasibility with a proven ability to operate in the market, all subsequent software development costs shall be capitalized until that software is marketed. The amount of costs qualifying for capitalization has been immaterial and, as a result, the Group did not capitalize any research and development costs for the years ended December 31, 2012, 2013 and 2014.

(w) Operating lease

Leases where substantially all the risks and rewards of ownership of the assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income on a straight line basis over the lease periods.

(x) Gain on change of interest in an associate

The gain on change of interest in an associate represents the difference at the time of change of interest in an associate between the transfer price and carrying amount of the interest transferred. The Group recognized a gain of US$943 from the change of equity interest in FL Mobile in the year ended December 31, 2012. See Note 4 – “Business Combination”. No sale of interest in an associate occurred in the years ended December 31, 2013 and 2014.

(y) Government Grant

Government grant is recorded as a liability in deferred revenue when receive upfront, and recognize as other income or reduction of related expense in the period when (i) all of the conditions attached to the subsidy are satisfied or it is not subject to future return or reimbursement, and (ii) the subsidies have been received or become receivable with reasonable assurance. The Group recorded subsidies from the PRC government of US$40, US$761 and US$852, in other income for the years ended December 31, 2012, 2013 and 2014, respectively.

(z) Employee benefits

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

The Group recorded employee benefit expenses of US$1,845, US$4,393 and US$7,274 for the years ended December 31, 2012, 2013 and 2014, respectively.

(aa) Share-based compensation

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

(ab) Non-controlling interest

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

(ac) Treasury Stock

The Company accounted for shares repurchased as treasury shares under the cost method and includes such treasury shares as a component within shareholders’ equity in accordance with ASC 505-30, and the treasury shares acquired are shown separately in the shareholders’ equity as the Company has not yet decided on the ultimate method of disposition for those shares. When the treasury stock is retired, or repurchased for reissue, an excess of repurchase price over par value may be allocated into additional paid-in capital.

(ad) Income tax

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

(ae) Uncertain tax position

The Group adopts a more likely than not threshold and a two-step approach for the measurement of tax position and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including the resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

The Company has elected to classify interest related to an uncertain tax position (if and when required) to interest expense, and classify penalties related to an uncertain tax position (if and when required) as part of other expense in the consolidated statements of comprehensive income. For the years ended December 31, 2012, 2013 and 2014, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

(af) Statutory reserve

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

In accordance with China Company Laws, the Company’s PRC subsidiary, VIEs and the VIEs’ subsidiaries that are domestic companies must make appropriations from their after-tax profit (determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus funds; and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective companies. Appropriation to the discretionary surplus fund is made at the discretion of respective companies.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increase of registered capital of the respective companies. These reserves are not allowed to be transferred to the Company in any forms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2012, 2013 and 2014, profit appropriation to the general reserve fund and the statutory surplus fund (“statutory reserve”) totaled US$2,938, US$6,698 and US$941, respectively, and there was no profit appropriation to other reserve funds for any of those years.

(ag) Earnings (loss) per share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common shares and potential common shares outstanding during the period for options and restricted shares under treasury stock method and for convertible debts under if-convertible method, if dilutive. Potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Earnings per share is computed on Class A common shares and Class B commons shares together, because both classes have the same dividend rights and the same participation rights in the Company’s undistributed earnings.

(ah) Related parties

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

(ai) Comprehensive income

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

(aj) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Group’s chief operating decision-maker (“CODM”), Chairman of the Board and Chief Executive Officer, in deciding how to allocate resources and assess performance.

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

Before 2012, the Group principally engaged in consumer mobile security and other services and operated and managed this business as a single segment. In 2012, the Group expanded its business by the acquisition of NationSky in enterprise mobility services and the acquisition of FL Mobile and its subsidiary, Red, in mobile games and advertising services. In 2013 and 2014, the Group enhanced its business in enterprise mobility services and other services by a series of acquisitions, and generates revenue from the operations of such businesses. See Note 4 – “Business Combination” for more details.

The Company has determined that the business segments that constitute its primary reportable segments are consumer and enterprise. The consumer segment primarily consists of mobile value added services, which includes mobile security services, mobile games and live mobile social video platform, advertising services and other services. The enterprise segment mainly consists of technology and software development services and hardware sales aggregated under enterprise mobility revenues.

(ak) Fair value measurement

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

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See Note 11 – Fair value measurements.

(al) Effect of Recent Accounting Pronouncements

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

In August 2014, the FASB issued Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

As of March 15, 2015, the Financial Accounting Standards Board (“FASB”) has issued ASU No. 2014-01 through ASU 2015-02, which are not expected to have a material impact on the consolidated financial statements upon adoption.

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

Additionally, Chinese financial institutions are subject to a series of risk control regulation and PRC laws, which protect the third-party depositors’ rights over their depository capital and related interests. The PRC bank regulatory authorities are empowered to take over the operation and management when any PRC bank faces a material credit crisis.

(b) Concentration of risks

Only two customers, Tianjin Yidatong Technology Development Co., Ltd. (“Yidatong”) and Customer D, accounted for 22% and 11% respectively, of the Group’s total net revenues in 2012. Only Yidatong accounted for 10% of the Group’s total net revenues in 2013, and no individual customer accounted for more than 10% of the Group’s total net revenues in 2014. The Company had no further business cooperation with Yidatong since July 2014. Only Yidatong accounted for more than 10%, actually 14%, of the Group’s net accounts receivables as of December 31, 2013, and no individual customer counted for more than 10% of the Group’s net accounts receivables as of December 31, 2014.

Revenues from consumer mobile securities accounted for approximately 74%, 42% and 17% of the Group’s total net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Revenues from mobile games accounted for approximately 11% and 14% of the Group’s total net revenues for the years ended December 31, 2013 and 2014, respectively. Revenues from advertising services accounted for approximately 10%, 19% and 22% of the Group’s total net revenues for the years ended 2012, 2013 and 2014, respectively. Revenues from enterprise mobility including hardware sales and software development accounted for approximately 14%, 27% and 45% of the Group’s total net revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

Revenue derived from the PRC account for approximately 60%, 73% and 87% of the Company’s total net revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

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

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed and non-controlling interest based on their fair value was as follows:

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

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to enterprise unit. Goodwill primarily represents the expected synergies from combining operations of NationSky with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

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

The amount of net revenue and net income of NationSky included in the Group’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2012 are US$12,552 and US$1,184, respectively.

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

On July 15, 2013, the Group acquired all of the remaining equity interest of NationSky held by the non-controlling shareholder, representing 45% of the outstanding share capital of NationSky, for an aggregate cash consideration of approximately US$11,024 and 8,352,940 common shares of the Company, the fair value of which is US$16,355. Effective upon July 15, 2013, NationSky became the wholly owned subsidiary of Beijing Technology.

In June 2014, the Company announced a share purchase agreement pursuant to which the Company agreed to transfer the equivalent of approximately 3.4% of the equity interest in NationSky to Beijing Guorun Qilian Venture Capital Center (LP). This transaction was subsequently cancelled on March 2, 2015. The Company continued to hold 100% of NationSky through Beijing Technology as of the date of this annual report.

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

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired and liability assumed based on their fair value was as follows:

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

The amount of net revenue and net losses of NQ Shenzhen included in the Group’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2013 are US$297 and US$19, respectively.

Prior to the acquisition, NQ Shenzhen did not prepare its financial statements in accordance with US GAAP. The Group determined that the cost of reconstructing the financial statement of NQ Shenzhen for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of NQ Shenzhen’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider NQ Shenzhen on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

Acquisition of Ruifeng

On October 15, 2013, the Group acquired 100% of the equity interests of Ruifeng for a fixed cash consideration of US$2,403 and 1,825,349 common shares of the Company, the fair value of which was approximately US$7,593. Ruifeng is primarily engaged in enterprise mobility system development and iOS training services. The purpose of the acquisition was to enhance the research and development capability in enterprise mobility and acquire the expertise for system and application development. The Group began to consolidate Ruifeng’s financial statement on November 1, 2013.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share of the equity interest on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired and liability assumed based on their fair value was as follows:

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

The amount of net revenue and net losses of Ruifeng included in the Group’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2013 are US$88 and US$630, respectively.

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

Acquisition of Beijing Trustek

On January 10, 2014, the Group acquired 100% equity interest in Beijing Trustek for a cash consideration of US$1,639, 2,845,529 common shares of the Company, the fair value of which is US$8,229. Beijing Trustek is primarily engaged in providing enterprise mobility solutions and services, including hardware supplies, system management, application development, business intelligence and maintenance services. The purpose of the acquisition was to acquire business relationship in the healthcare industry and enhance market share in enterprise mobility. The Group began to consolidate Beijing Trustek’s financial statement on January 10, 2014.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share of the equity interest on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed and previously held equity interests based on their fair value was as follows:

As of January 10, 2014
US$
Cash consideration	1,639
Share consideration	8,229
Total	9,868
Cash and marketable security	3,591
Other current assets	4,830
Fixed assets	58
Other long term assets	249
Identifiable intangible assets acquired	1,623
Goodwill	6,294
Liability assumed	(6,777)
Total	9,868

Total identifiable intangible assets acquired upon acquisition mainly include Apple authorization of US$1,213 with an estimated useful life of 3 years, and customer relationship of US$410 with an estimated useful life of 4 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to enterprise segment. Goodwill primarily represents the expected synergies from combining operations of Beijing Trustek with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The amount of net revenue and net income of Beijing Trustek included in the Company’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2014 are US$62,569 and US$ 2,774, respectively.

Prior to the acquisition, Beijing Trustek did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Beijing Trustek for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Beijing Trustek’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Beijing Trustek on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

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

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed and previously held equity interests based on their fair value was as follows:

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

The amount of combined net revenue and combined net income of FL Mobile and Red included in the Group’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2012 are US$707 and US$184, respectively.

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

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed and non-controlling interest based on their fair value was as follows:

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

The amount of net revenue and net income of Fanyue included in the Company’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2013 are US$9,107 and US$1,618, respectively.

Acquisition of Best Partners

On September 6, 2013, the Group acquired 100% of the equity interests in Best Partners and its subsidiary Wanpu Beijing for 6,150,342 common shares of the Company, the fair value of which was approximately US$20,960. Best Partners is primarily engaged in mobile internet advertising and provides advertising services for smart phones operated under android and iOS systems by various forms, such as offer-wall advertising. Due to the restrictions of PRC laws and Regulation on Service Provider license, Best Partners runs its business mainly through its VIE Wanpu Century. The purpose of the acquisition was to enhance the Company’s performance in mobile internet advertising. As a result of management assessment, Wanpu Beijing is the primary beneficiary of Wanpu Century and Beijing Celles New Media Advertisement Co. Ltd. Therefore, the Group begins to consolidate the financial results of Best Partners, Wanpu Beijing and its VIE on September 1, 2013.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired and liability assumed based on their fair value was as follows:

As of September 1, 2013
US$
Shares consideration	20,960
Total consideration transferred	20,960
Cash	358
Other current assets	736
Fixed assets	165
Identifiable intangible assets acquired	3,339
Goodwill	16,362
Total	20,960

Total identifiable intangible assets acquired mainly consist of customer relationships of US$3,339, which have an estimated weighted average useful life of 3.3 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Best Partners with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The amount of net revenue and net income of Best Partners included in the Company’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2013 are US$6,220 and US$1,596, respectively.

Prior to the acquisition, Best Partners did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Best Partners for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Best Partners’ and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Best Partners on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

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

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired and liability assumed based on their fair value was as follows:

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

The amount of net revenue and net income of Tianya included in the Company’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2013 are US$1,017 and US$276, respectively.

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

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed, previously held equity interests and non-controlling interests based on their fair value was as follows:

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

The amount of net revenue and net losses of Yinlong included in the Company’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2013 are nil and US$314, respectively.

On May 14, 2014, the Group acquired all of the remaining equity interest of Yinlong held by the non-controlling shareholder, representing 45% of the outstanding share capital of Yinlong, for an aggregate cash consideration of approximately US$312, 30,400,835 common shares of the Company, the fair value of which is US$62,200, plus additional variable share consideration up to a maximum of 7,600,208 shares that are contingent upon the achievement of specified performance targets through 2015 and 2016. Effective upon May 14, 2014, Yinlong became the wholly owned subsidiary of Beijing Technology.

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

Acquisition of Huayong

In September of 2013, the Group acquired 10% of the equity interests in Huayong, which is primarily engaged in the research and development, customizing and marketing of live wallpapers for smart phone using Android system, for a cash consideration of US$2,060. Meanwhile, the Group injected additional cash US$5 along with all other shareholders proportionately for capital increase. In December of 2013, the Group acquired additional 29.01% of equity interest in Huayong for a cash consideration of US$34,634 and 3,039,449 common shares valued at US$7,015. As of December 31, 2013, the equity investment was accounted for under the cost method, as the Group has no control or significant influence over Huayong prior to January 25, 2014.

On January 25, 2014, the Group acquired additional 18.99% of the equity interests in Huayong, accumulated to 58% of equity interest in Huayong in aggregate, for a cash consideration of US$249 and 12,930,378 common shares of the Company, the fair value of which was approximately US$40,808. The purpose of the acquisition was to acquire Huayong’s products, enhance business relationship with mobile manufacturers and optimize business resources between NQ and its subsidiaries. The Group began to consolidate Huayong’s financial statements on January 25, 2014.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed and previously held equity interests based on their fair value was as follows:

As of January 25, 2014
US$
Fair value of previously held 39.01% equity interests	43,406
Cash consideration	249
Share consideration	40,808
Total	84,463
Cash	294
Other current assets	2,974
Fixed assets	98
Identifiable intangible assets acquired	12,796
Goodwill	97,657
Liability assumed	(5,544)
Fair value of non-controlling interest	(23,812)
Total	84,463

Total identifiable intangible assets acquired upon acquisition mainly include core technology of mobile animation engine of US$4,309 with an estimated useful life of 5 years, mobile applications of US$721 with an estimated useful life of 1.5 years, user base of US$1,343 with an estimated useful life of 1.5 years, and the partnership with cellphone manufacturers of US$6,423 with and estimated useful life of 4 years.

In accordance with ASC 805 in a business combination achieved in stages the Group re-measured its previously held equity interest in Huayong on its acquisition-date fair value using the discounted cash flow method and recognized a loss of US$308 in the current year. The significant inputs used in the valuation of the Group’s previously held equity interests in Huayong include (i) an assumed discount rate of 28%; (ii) an assumed terminal value based on a long-term sustainable growth rate of 3%; and (iii) the operating projections which are estimated based on historical pattern, future business plan and expected market growth rate.

The fair value of non-controlling interest in Huayong has been determined in the valuation mainly based on the number of shares held by non-controlling shareholders and the equity value under non-controlling basis close to the acquisition date. The equity value under non-controlling basis was determined using discounted cash flow method. A control premium of 25% is considered when determining the equity value, to reflect lack of control associated with non-controlling interest shareholders.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Huayong with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The amount of net revenue and net losses of Huayong included in the Company’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2014 are US$471 and US$892, respectively.

Prior to the acquisition, Huayong did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Huayong for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Huayong’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Huayong on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

In June of 2014, the Group acquired additional 10% of the equity interest of Huayong held by the non-controlling shareholder, for an cash consideration of approximately US$114 and 18,450,000 common shares of the Company, the fair value of which is USD$28,155.

Acquisition of Yipai

On May 15, 2014, the Group acquired 70% equity interests of Yipai, which mainly engaged in image recognition and related advertising services, for the cash consideration of US$7,041 and 33,900,000 common shares of the Company, the fair value of which was US$49,291. The Group began to consolidate Yipai’s financial statements on May 15, 2014. The purpose of the acquisition was to acquire the image recognition technology and explore the advertising with traditional media on mobile internet platform, using image searching as an entry.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed and non-controlling interest based on their fair value was as follows:

As of May 15, 2014
US$
Cash consideration	7,041
Share consideration	49,291
Total	56,332
Cash	2
Other current assets	6,711
Fixed assets	14
Identifiable intangible assets acquired	4,916
Goodwill	63,497
Liability assumed	(1,908)
Fair value of non-controlling interest	(16,900)
Total	56,332

Total identifiable intangible assets acquired mainly include Trade name of US$1,622 with an estimated useful life of 10 years, Completed technology of US$3,115 with an estimated useful life of 5 years and Covenant not-to-compete (“CNTC”) of US$178 with an estimated useful life of 5 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to enterprise segment. Goodwill primarily represents the expected synergies from combining operations of Yipai with those of the Group, which are complementary to each other and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The fair value of non-controlling interest in Yipai has been determined in the valuation mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration a 30% discount for lack of control. The equity value close to the acquisition date was implied by the fair value of cash and shares transferred on the acquisition date as consideration for the acquisition.

The amount of net revenue and net losses of Yipai included in the Group’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2014 are US$995 and US$789, respectively.

Prior to the acquisition, Yipai did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Yipai for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Yipai’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Yipai on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

Acquisition of Showself

In September of 2013, the Group acquired 20% of the equity interests in Showself, which provides live mobile social video platform on mobile internet, for a cash consideration of US$500 and 885,478 common shares valued at US$3,004 on the investment date. The equity investment was accounted for under the cost method, as the Group has no control or significant influence over Showself prior to May 15, 2014.

On May 15, 2014, the Group acquired additional 45% of the equity interest in Showself, accumulated to 65% of equity interest in Showself in aggregate, for cash consideration of US$78 and 29,950,000 common shares of the Company, the fair value of which was US$43,547. The purpose of the acquisition was to bring a new service into the Group’s product portfolio. The Group begins to consolidate Showself’s financial statement on May 15, 2014.

On the acquisition date, the fair value of share consideration is measured based on the market price of the Company’s share on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed, previously held equity interests and non-controlling interests based on their fair value was as follows:

As of May 15, 2014
US$
Fair value of previously held 20% equity interests	13,572
Cash consideration	78
Share consideration	43,547
Total	57,197
Cash	32
Other current assets	394
Fixed assets	37
Identifiable intangible assets acquired	7,853
Goodwill	76,468
Liability assumed	(3,836)
Fair value of non-controlling interest	(23,751)
Total	57,197

In accordance with ASC 805 in a business combination achieved in stages the Group re-measured its previously held equity interest in Showself on its acquisition-date fair value using the discounted cash flow method and recognized a gain of US$10,083 in other income for the year ended December 31, 2014. The significant inputs used in the valuation of the Group’s previously held equity interests in Showself include (i) an assumed discount rate of 22%; (ii) an assumed terminal value based on a long-term sustainable growth rate of 3%; and (iii) the operating projections which are estimated based on historical pattern, future business plan and expected market growth rate.

Total identifiable intangible assets acquired mainly consist of (i) Agency relationship of US$1,574 with an estimated useful life of 5.7 years; (ii) Trademark of US$2,158 with an estimated useful life of 10 years; (iii) Gaming in development of US$1,557 with an estimated useful life of 2.7 years; and (iv) User name of US$1,460 with an estimated useful life of 2.7 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to enterprise segment. Goodwill primarily represents the expected synergies from combining operations of Showself with those of the Group, which are complementary to each other and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The fair value of non-controlling interest in Showself has been determined in the valuation mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration a 30% discount for lack of control. The equity value close to the acquisition date was implied by the fair value of cash and shares transferred on the acquisition date as consideration for the acquisition.

The amount of net revenue and net losses of Showself included in the Group’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2014 are US$4,309 and US$1,013, respectively.

Prior to the acquisition, Showself did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Showself for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Showself’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Showself on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

5. INVENTORY

	December 31,
	2013	2014
	US$	US$
Mobile devices	8,371	13,125
Others	81	96
Inventory impairment	(9)	(86)

Total	8,443	13,135

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2013	2014
	US$	US$
Housing loans to employees guaranteed by RPL (Note 22)	228	181
Advances to employees	3,524	3,440
Prepayments to business partners	21,187	16,443
Interest receivables	326	455
Receivables in connection with exercise of options	879	(66)
Due from agents on option exercised	1,317	2,598
Bridge loans in connection with ongoing investments	8,074	1,961
Prepayment for Inventory	479	10,498
Unsecured interest-free loans to related parties (Note 22)	4,902	5,848
Others	1,845	2,778

Total	42,761	44,136

The Group has interest-free bridge loan balances of US$8,074 and US$1,961 to potential investees in consideration of future acquisitions or investments on these investees, as of December 31, 2013 and 2014, respectively.

Prepayments to business partners represent prepaid customer acquisition costs, advanced advertising and promotion fees, prepaid revenue sharing costs to third-party game developers associated with game operation, and any deposits for rentals and office-related supplies and etc. The increase of the balance in 2014 was resulted from rapid business expansion and acquisition.

7. EQUITY INVESTMENTS, NET

	December 31,
	2013*	2014*
	US$	US$
Equity method investments
Beijing NQ Guotai Investment Management Limited Partnership (“NQ Guotai”)	16,402	18,762
GEMA International AG (“GEMA”)	285	190
Less: impairment loss	—	—

Equity method investments, net	16,687	18,952

Cost method investments
Pansi Infinity (Beijing) Technology Co., Ltd (“Pansi”)**	2,952	2,942
Shifang Huida Technology Co., Ltd (“Shifang”)**	2,460	2,451
Hesine Technologies International Worldwide Inc (“Hissage”)	6,416	6,416
SIINE., Ltd (“SIINE”)	600	600
Asia Smart Media Inc. (“Asia Smart”)	3,901	3,901
Beijing Century Hetu Software Technology Co., Ltd (“Hetu”) **	1,738	1,731
Beijing Showself Technology Co., Ltd. (“Showself”)	3,504	—
Tianjin Huayong Wireless Technology Co., Ltd. (“Huayong”)	43,714	—
Shanghai Launcher Software Technology Co., Ltd. (“Launcher”)	—	2,451
Zhijian Fengyun (Beijing) Technology Co., Ltd. (“Zhijian”)	—	1,798
Less: impairment loss	—	(5,993)

Cost method investments, net	65,285	16,297

Total	81,972	35,249

*	Balances are presented using period-end exchange rate of RMB against USD.
**	Changes between the year of 2013 and 2014 are resulted from currency fluctuation.

Equity method investment

In December of 2012, NQ Guotai was set up. The Group would invest RMB99,000 (US$16,238) through Tianjin QingYun, a subsidiary of Beijing Technology, in NQ Guotai in exchange for 49.5% of the equity interest. Tianjin Qingyun is a limited partner of NQ Guotai. On April 9, 2013, Beijing Wuyue Tianxia Investment Consulting Ltd, the general partner of NQ Guotai, withdrew its investment and transferred its 0.5% of the equity interest of NQ Guotai to Tianjin Qingyun for cash consideration of RMB1,000 (US$164). Meanwhile, Wangqin Guotai (Beijing) Capital Fund Management Ltd. was appointed as the new general partner and injected capital of RMB2,000 (US$328) to NQ Guotai. As of June 30, 2013, the Group fully injected the capital of RMB100,000 (US$16,402) and obtained 49.505% of equity interest in NQ Guotai. The Group accounted for the investment by equity method as the Group does not have control over NQ Guotai after considering various factors such as the board seats the Group has in the general partner of NQ Guotai. According to ASC 946, NQ Guotai meets all characteristic of an investment company and adopts fair value approach to account for its investments due to the sole purpose for returns from capital appreciation and investment income. The Group evaluated the fair value of each investment conducted by NQ Guotai by considering the development stage of each investment, work force, customer and vendor relationships, financial conditions including historical financial statements and future financial forecasts, risk factors, comparable companies in the same industry, time of investments to balance sheets date and price of recent investment by new investors, with various approaches applied, such as income approach, market approach or replacement cost approach, as appropriate. The Group records its unrealized investment income or loss at each reporting period end according to the fair value change of NQ Guotai’s investment and recognized nil and US$2,411 for years ended December 31, 2013 and 2014, respectively.

In September of 2013, the Group, through NationSky, acquired 28.76% of equity interest of GEMA for a cash consideration of US$285. GEMA is primarily engaged in global enterprise mobility device management services. The Group had significant influence over GEMA. Therefore, the equity method is adopted to account for its investment in GEMA. An independent third-party valuation firm was hired to evaluate the fair value of assets and liabilities of this equity investment. The investment cost allocation comprises of (i) US$58 of share of net tangible assets acquired; (ii) US$46 of share of identified intangible assets with 10 years of estimated useful life; and (iii) US$181 of equity investment goodwill. As of December 31, 2014, the Group’s equity interest in GEMA was diluted to 26.01% due to incoming of a new investor.

Cost method investment

In June of 2012, the Group acquired 30% of the equity interests in Pansi, which is primarily engaged in applications and services of mobile platform, for a cash consideration of US$2,864. As the Group does not have significant influence over Pansi, the Group accounts for the equity investment using the cost method. In 2014, the Group’s management reviewed the Group’s equity investments for impairment in accordance with ASC 320 Investments-Debt and Equity Securities (ASC 320), 320-10-35, Subsequent Measurement, and concluded that the estimated fair value of the investment in Pansi is significantly less than its carrying value and the impairment is other-than-temporary, taking the performance and financial position of the investee as well as other evidence of market value into consideration. Therefore, the Group provided for an impairment loss of US$2,942 to reduce the carrying value of this investment to $nil.

In June of 2012, the Group acquired 25% of the equity interests in Shifang, which is primarily engaged in research and development of mobile internet browsers and web navigational site, for a cash consideration of US$2,386. As the Group does not have significant influence over Shifang, the Group accounts for the equity investment using the cost method. In 2014, the Group’s management reviewed the Group’s equity investments for impairment in accordance with ASC 320 Investments-Debt and Equity Securities (ASC 320), 320-10-35, Subsequent Measurement, and concluded that the estimated fair value of the investment in Shifang is significantly less than its carrying value and the impairment is other-than-temporary, taking the performance and financial position of the investee as well as other evidence of market value into consideration. Therefore, the Group provided for an impairment loss of US$2,451 to reduce the carrying value of this investment to $nil.

In August of 2012, the Group acquired equity interests in Hissage, a provider of mobile messaging solution that provides with mobile push notification and messaging service across various radio access technologies and wireless carriers, for a cash consideration of US$500 and 3,821,655 common shares with fair value of US$5,916. As of December 31, 2013 and 2014, the number of shares the Group holds represented 35.14% equity interest in Hissage.

In August of 2012, the Group acquired 15.7% of the equity interests in SIINE, a designer, manufacturer and marketer of user interface tools for Web, Connected TV, Gaming and Mobile devices for a cash consideration of US$600. As the Group does not have significant influence over SIINE, the Group accounts for the equity investment using the cost method. In 2014, the Group’s management reviewed the Group’s equity investments for impairment in accordance with ASC 320 Investments-Debt and Equity Securities (ASC 320), 320-10-35, Subsequent Measurement, and concluded that the estimated fair value of the investment in SIINE is significantly less than its carrying value and the impairment is other-than-temporary, taking the performance and financial position of the investee as well as other evidence of market value into consideration. Therefore, the Group provided for an impairment loss of US$600 to reduce the carrying value of this investment to $nil.

In May of 2013, the Group acquired 35.22% of the equity interests in Asia Smart, which is a new media company, for a cash consideration of US$2,000 and 1,152,013 common shares with fair value of US$1,901. As of December 31, 2013 and 2014, the Group’s equity interest in Asia Smart was diluted to 34.16% due to incoming of new investors.

In June of 2013, the Group acquired 20% of the equity interests in Hetu, which is a mobile game developer, for a cash consideration of US$16 and 1,150,385 common shares with fair value of US$1,722 on the investment date. As of December 31, 2013 and 2014, the Group’s equity interest in Hetu was diluted to 18.18% due to incoming of new investors.

In September of 2013, the Group acquired 20% of the equity interests in Showself, which provides live mobile social video platform on mobile internet, for a cash consideration of US$500 and 885,478 common shares valued at US$3,004 on the investment date. In May of 2014, the Group acquired additional 45% of equity interests, accumulative to 65% of equity interests in Showself. The Group started to consolidate Showself from May 2014. Please see “Note 4 – Business Combination” for further information.

In September of 2013, the Group acquired 10% of the equity interests of Huayong, which primarily is engaged in the research and development, customizing and marketing of live wallpapers for smart phone using Android system, for a cash consideration of US$2,060. Meanwhile, the Group injected additional cash US$5 along with all other shareholders proportionately for capital increase. In December of 2013, the Group acquired additional 29.01% of equity interest of Huayong for a cash consideration of US$34,634 and 3,039,449 common shares valued at US$7,015. In January of 2014, the Group acquired additional 18.99% of equity interests, accumulative to 58% of equity interests in Huayong. The Group started to consolidate Huayong from January 2014. Please see “Note 4 – Business Combination” for further information.

In September of 2014, the Group acquired 20% equity interest of Zhijian, which primarily engaged in mobile game developments, for cash consideration of US$1,789.

In September of 2014, the Group acquired 15% equity interest in Launcher, which primarily engaged in launcher research and customization, for cash consideration of US$2,451.

As of December 31, 2014, the Group used the cost method to account for these investments above since the equity interests the Group holds in these entities did not have risk and reward characteristics that are substantially similar to common share or in-substance common shares.

The impairment charge is recorded if the carrying amount of the equity investment exceeds its fair value and this condition is determined to be other-than-temporary, The Group performed an impairment test on both equity method and cost method investments whenever events or changes in business circumstances indicate that an other-than-temporary impairment has occurred, by considering current economic and market conditions, operating performance, development stages and technology development, and engaged an independent third-party valuation firm to estimate the fair value of certain cost method investments, as appropriate. The Group recorded nil and US$5,993 in impairment charge to the carrying value of its investments under the cost method for the years ended December 31, 2013 and 2014.

8. PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2014
	US$	US$
Computer equipment	3,118	6,001
Leasehold improvements	1,103	2,186
Electronic equipment	548	514
Office equipment	1,790	2,122
Motor vehicles	50	70

Total	6,609	10,893

Less: accumulated depreciation	(2,994)	(4,909)

Property and equipment, net	3,615	5,984

The depreciation expense for property and equipment was US$644, US$1,223 and US$2,352 for the years ended December 31, 2012, 2013 and 2014, respectively.

9. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2014
Items	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	US$	US$	US$
Computer software	3,732	(2,073)	1,659
Domain name use right	1,550	(543)	1,007
Revenue sharing agreement	2,549	(1,098)	1,451
Customer relationship	14,855	(4,613)	10,242
Non-compete agreement	686	(176)	510
User base	5,311	(3,757)	1,554
Technology	14,921	(3,954)	10,967
Game	2,108	(629)	1,479
Licenses	2,435	(968)	1,467
Trademark	3,808	(254)	3,554

Total	51,955	(18,065)	33,890

	As of December 31, 2013
Items	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	US$	US$	US$
Computer software	2,969	(1,056)	1,913
Domain name use right	1,550	(388)	1,162
Revenue sharing agreement	2,559	(533)	2,026
Customer relationship	6,479	(903)	5,576
Non-compete agreement	361	(87)	274
User base	2,509	(1,812)	697
Technology	6,889	(1,121)	5,768
Game	197	(197)	—
Licenses	1,230	(113)	1,117

Total	24,743	(6,210)	18,533

The amortization expense related to intangible assets for the years ended December 31, 2012, 2013 and 2014 was US$983, US$4,735 and US$11,855, respectively.

Computer software is amortized over 5 years in average using straight-line method. Domain name (NQ.com) licensed from third party is amortized over 10 years, the same as the term of the contract, under the straight-line method.

The acquired intangible assets from business combination are recognized and measured at fair value with assistance from independent third-party valuers and are amortized as expenses using the straight-line approach over the estimated economic useful lives as follows:

Estimated weighted average useful life
Revenue sharing agreement	6.0 years
Customer relationships	4.1 years
Non-compete agreement	6.0 years
User base	1.8 years
Technology	6.7 years
Game	2.9 years
Software	1.5 years
Trademark	10.0 years
License	2.8 years

The weighted-average amortization period for total net intangible assets of US$33,890, as of December 31, 2014, will be 4.66 years. As of December 31, 2014, estimated amortization expenses for future periods were expected to be as follows:

Amount
US$
For the year ending
2015	11,398
2016	10,114
2017	6,090
2018	3,281
2019	1,105
2020 and thereafter	1,902

Total	33,890

10. GOODWILL

The changes in carrying value of goodwill for the years ended December 31, 2013 and 2014 are as follows:

Total
US$
Balance as of December 31, 2012	17,958
Increase in goodwill related to acquisition	56,959
Foreign currency translation adjustment	1,103
Balance as of December 31, 2013	76,020
Increase in goodwill related to acquisition	243,916
Foreign currency translation adjustment	488

Balance as of December 31, 2014	320,424

The Company test goodwill for impairment at the reporting unit level on an annual basis as of November 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. As of November 1, 2014, the Company tested impairment of goodwill at the level of reporting units, which comprise of security and others, mobile games and advertising and enterprise mobility.

Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it’s more likely than not that their fair values are less than the units’ carrying amounts, the Company will perform the first step of a two-step quantitative goodwill impairment test. After performing the assessment, if the carrying amounts of the reporting units are higher than their fair values, the Company will perform the second step of the two-step quantitative goodwill impairment test.

In performing the assessment, the Company took into consideration all of the events and circumstances listed in ASC 350, in addition to other entity-specific factors. For the first reporting unit where it was determined that it was more likely than not that its fair value was less than the unit’s carrying amount after performing the qualitative assessment, the Company performed the first step of a two-step quantitative goodwill impairment test. For the two-step goodwill impairment test, the Company estimated the fair value with the income approach, and considered factors that included expected future cash flows, growth rates and discount rates. The fair value of the first reporting unit exceeded its carrying amount, and therefore goodwill related to the reporting unit was not impaired and the Company was not required to perform further testing. The Company performed qualitative assessments for the remaining reporting units. Based on the requirements of ASU 2011-08, the Company evaluated all relevant factors, weighed all factors in their totality and concluded that it was not more-likely-than-not the fair values were less than the carrying amounts of the remaining reporting units, and further impairment testing on goodwill was unnecessary.

The management was not aware of the occurrence of any significant events or circumstance changes from the assessment date to December 31, 2014, that would be more likely than not to reduce the fair value of reporting units below their carrying values. The Company concluded that goodwill was not impaired for the years ended December 31, 2013 and 2014.

11. FAIR VALUE MEASUREMENT

Recurring

The Group measured its financial assets including cash, term-deposits, restricted cash, and equity investments in an investment company at fair value on a recurring basis as of December 31, 2013 and 2014.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2013 and 2014:

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Term deposits	116,284	—	116,284	—
Restricted Cash	3,767	—	3,767	—
Equity investment in NQ Guotai (Note 7)	18,762	—	—	18,762

Total	138,813	—	120,051	18,762

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Term deposits	103,331	—	103,331	—
Equity investment in NQ Guotai (Note 7)	16,402	—	—	16,402

Total	119,733	—	103,331	16,402

A summary of changes in fair value of Level 3 assets for the years ended December 31, 2013 and 2014 is as follows:

US$
Balance as of January 1, 2013	—
Capital injection in NQ Guotai	16,402
Total gain or losses included in earnings from equity investment in NQ Guotai	—
Settlements	—
Foreign exchange adjustment	—
Balance as of January 1, 2014	16,402
Total gain or losses included in earnings from equity investment in NQ Guotai	2,411
Settlements	—
Foreign exchange adjustment	(51)

Balance as of December 31, 2014	18,762

The Company utilized the discounted cash flow (DCF) method to determine the fair value of the investment in NQ Guotai. Significant unobservable input used in the DCF model was the weighted average cost of capital of 23%. For investment made by NQ Guotai with recent financing, the Company utilized the option pricing model (the “OPM”) to allocate the total equity value to each class of equity. Estimates of the volatility for the OPM were 45.7% based on the historical volatility of ordinary shares of a group of comparable, publicly-traded companies. Interest rate used in OPM is based on US Sovereign Strips plus country risk spread at time close to the liquidation events as of valuation date of 2.3%. Estimates of expected life used in OPM were based on the estimated time to liquidation events of 4.75 years.

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

Restricted cash

The Company’s restricted cash include cash that is deposited in the bank but restricted for guarantee of certain business purpose under an agreement for 6 months and therefore not available for immediate and general use. These restricted cash is classified within Level 2, because there generally were no quoted prices as of the reporting dates in active markets for identical time deposits and therefore, in order to determine their fair value, the Company had to use observable inputs other than quoted prices in active markets for identical restricted cash. The carrying amounts of restricted cash approximate to their fair values due to short-term restricted.

Equity Investment in NQ Guotai

The Group uses equity method to account for equity investment in NQ Guotai and fair value method to account for investments conducted by NQ Guotai. The fair value of investments made by NQ Guotai is determined by various approaches, including the income approach, market approach and the replacement cost approach, as appropriate. The major qualitative and quantitative inputs in valuation of fair value are development stage, work force, customer and vendor relationships, risk factors, financial conditions including historical financial statements and future financial forecasts, comparable companies in the same industry, time of investments to balance sheet date and price of recent investment by new investors. The fair value of the equity investments conducted by NQ Guotai represents level 3 valuations as the assumptions used in valuing the investments were not directly or indirectly observable in the market and involved a lot of management judgment. See Note 7 – “Equity Investments”.

Non-recurring

The Group measured certain financial assets, including equity method investments excluding investment in the investment company and cost method investments, at fair value on a nonrecurring basis and recorded these assets at fair value only when impairment is recognized. The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value on a nonrecurring basis and recorded these assets at fair value only when other-than-temporary impairment is recognized. These assets are considered Level 3 assets because the Group used unobservable inputs to determine their fair values.

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

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2013	2014
	US$	US$
Salaries and social welfare payables	6,595	9,192
Taxes payables except for income taxes	10,246	4,857
Rental payables	714	732
Accrued legal and professional expenses	3,680	3,166
Accrued traveling and entertainment expenses	514	631
Accrued office related expense	1,027	2,974
Accrued interests payable in connection with convertible debts	1,418	1,466
Loan from the third parties	—	10,140
Others	2,207	2,081

Total	26,401	35,239

13. SHARE-BASED COMPENSATION

2007 Share Plan and 2011 Share Plan

On June 7, 2007, the Board of Directors of the Company passed a resolution to adopt the 2007 Global Share Plan (the “2007 Share Plan”) that provides for the granting of options to selected employees, directors and non-employee consultants to acquire common shares of the Company at exercise prices determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 10,000,000 common shares for the issuance under the 2007 Share Plan. On December 15, 2007, the Board of Directors passed a resolution to increase the number of shares reserved for issuance under the Plan to 21,176,471 common shares. On April 26, 2010, December 15, 2010 and February 28, 2011, the Board of Director of the Company passed resolutions to increase the number of shares reserved for issuance under the 2007 Share Plan to 26,415,442, 36,415,442 and 44,415,442 common shares, respectively. As of December 31, 2013 and 2014, no awards remain available for future grants under the 2007 Share Plan.

On March 15, 2011, the Board of Directors of the Company passed a resolution to adopt the 2011 Share Incentive Plan (the “2011 Share Plan”) that provides for the granting of options, restricted shares or restricted share units (collectively the “Awards”) to selected employees, directors, and non-employee consultants to acquire common shares of the Company. The exercise prices of the options are determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 13,000,000 common shares for the issuance under the 2011 Share Plan. The Company may grant Awards that entitle holders to up to 13 million shares (the “Authorized Grant Pool”). For every year thereafter, starting in 2012, the Company may add up to a certain number of shares to the Authorized Grant Pool (the “Annual Increase Amount”). The Annual Increase Amount is defined as the number of shares underlying all awards granted in the previous year that are still outstanding. As of December 31, 2012, 2013 and 2014, Awards available for future grants under the 2011 Share Plan amounted to 5,944,731, 2,954,350 and 11,512,160 commons shares respectively.

Vesting of Awards

All Company’s Awards will be exercisable only if Award holder continues employment or non-employee consultant provides service through each vesting date. Granted Awards follow any of the following vesting schedules below:

Schedule I:

1. 25% of the Awards will become vested on the first-year anniversary of the vesting commencement date;

2. 1/48 of the Awards will become vested each month on the same day of the month as the vesting commencement date over a three-year period thereafter, until fully vested (4 years) or vesting terminates pursuant to terms of the 2007 Share Plan or 2011 Share Plan.

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

Schedule IX:

1. 25% of the Awards will become vested when granted and not subject to any vesting terms;

2. 1/12 of the Awards will become vested each quarter on the same day of the quarter as the vesting commencement date over a three-year period thereafter, until fully vested (3 years) or vesting terminates pursuant to terms of 2011 Share Plan.

Schedule X:

1. 50% of the Awards will become vested at the end of the first quarter of 2014;

2. 50% of the Awards will become vested at the end of the second quarter of 2014;

Schedule XI:

1. 50% of the Awards will become vested when granted and not subject to any vesting terms;

2. 3/24 of the Awards will become vested each year on the same day of the vesting commencement date over a four-year period thereafter, until fully vested (4 years) or vesting terminates pursuant to terms of 2011 Share Plan.

Schedule XII:

1. 25% of the Awards will become vested on each anniversary of the vesting commencement date over a four-year period thereafter, until fully vested (4 years) pursuant to terms of 2011 Share Plan.

Significant modification

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

Compensation expense of US$12,330, US$6,428 and US$3,291 were recognized relating to the 19,000,000 restricted shares for the years ended December 31, 2012, 2013 and 2014. Total unrecognized compensation expenses relating to these restricted shares amounted to US$1,415 as of December 31, 2014 and are expected to be recognized over a weighted-average period of 1.0 years as of December 31, 2014.

b.	Share Awards in connection with business acquisition

In May 2012, the Company granted 2,875,000 restricted shares to the selling shareholder of NationSky as a result of acquiring 55% equity interest in NationSky, of which 1,725,000 restricted shares are subject to a four-year service condition. 25% of 1,725,000 will vest on the first anniversary of the acquisition date and 1/48 of 1,725,000 will vest each month over a three-year period thereafter. The remaining 1,150,000 restricted shares are subject to both service and performance conditions from year 2012 through year 2013 and will vest immediate when the performance conditions are satisfied. In July 2013, the Company granted 3,705,882 restricted shares to the selling shareholder of NationSky as a result of acquiring the remaining 45% equity interest, all of which are subject to both service and performance conditions from the year 2013 through the year 2014 and will vest immediate when the performance conditions are satisfied.

In November 2012, the Company granted 18,519,971 restricted shares to the selling shareholder of FL Mobile and Red, of which 6,173,324 restricted shares are subject to a four-year service condition. Every 25% of 6,173,324 rescheduled to vest at the end of each calendar year commencing from year of the acquisition over a four-year period. The remaining 12,346,647 restricted shares are subject to both performance and service conditions from year 2013 to year 2014 and will vest immediately when the performance conditions are satisfied. In 2013, the Company also granted 3,169,734 restricted shares, which vested immediately, to FL Mobile to reward its outstanding performance in 2013.

In March 2013, the Company granted 2,020,365 restricted shares to the selling shareholder of Fanyue for acquiring 51% of the equity interest in Fanyue, of which 808,145 restricted shares are subject to a four-year service condition. Every 25% of 808,145 will vest at the end of each calendar year commencing from year of the acquisition over a four-year period. The remaining 1,212,220 restricted shares are subject to both performance and service conditions from the year 2013 through year 2014 and will vest immediately when the performance conditions are satisfied. In September 2013, the Company granted 2,296,930 restricted shares and a variable number of restricted shares up to the maximum of 15,365,703 to the selling shareholder of Fanyue as a result of acquiring the remaining 49% equity interest, all of which are subject to both service and performance conditions from the year 2014 through the year 2015.

In September 2013, the Company granted 4,100,228 restricted shares and a variable number of restricted shares up to the maximum of 6,833,713 to the selling shareholders of Best Partners, of which 1,537,586 restricted shares are subject to a three-year service condition and will vest ratably over three-year period on each anniversary of the acquisition date. The remaining restricted shares are subject to both service conditions and performance conditions and will vest immediately when the performance conditions are satisfied.

In October 2013, the Company granted 969,977 restricted shares and a variable number of restricted shares up to the maximum of 2,781,696 to the selling shareholders of Ruifeng, of which 387,991 restricted shares are subject to a four-year service condition and will vest ratably over a four-year period on each anniversary of the acquisition date. The remaining restricted shares are subject to both performance and service conditions from the year 2013 through the year 2015 and will vest immediately when the performance conditions are satisfied.

In November 2013, the Company granted 2,888,000 restricted shares to the selling shareholders of Yinlong due to achievement of performance conditions and service conditions, which will vest ratably each fiscal quarter over a two-year period, commencing from the next fiscal quarter after performance conditions are satisfied. In May 2014, the Company granted 428,570 restricted shares to the selling shareholders of Yinlong due to the achievement of performance conditions and service conditions and in connection with acquiring the remaining 45% of the equity interest in Yinlong, which restricted shares will vest immediately when the performance and service conditions are satisfied.

In January 2014, the Company granted 948,510 restricted shares and a variable number of restricted shares up to the maximum of 3,252,030 restricted shares to the selling shareholders of Trustek for acquiring 100% of the equity interest in Trustek. These 4,200,540 restricted shares are subject to both performance and service conditions from the year 2014 through year 2015 and will vest immediately when the performance and service conditions are satisfied.

In May 2014, the Company granted 1,614,290 restricted shares to the selling shareholders of Yipai for acquiring 70% of the equity interest in Yipai. These 1,614,290 restricted shares are subject to both performance and service conditions from the year 2014 through year 2016 and vest immediately when the performance and service conditions are satisfied.

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

The Company recognized compensation expenses of US$1,549, US$30,222 and US$70,710 for the years ended December 31, 2012, 2013 and 2014, respectively. The total unrecognized compensation expenses relating to these restricted shares amounted to US$44,050 as of December 31, 2014 and are expected to be recognized over a weighted-average period of 1.1 years as of December 31, 2014.

Summary of Share Option Activities

The following tables summarize the Group’s share option activities for the years ended December 31, 2012, 2013 and 2014:

Granted to Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US$	US$	US$
Outstanding as of December 31, 2011	23,695,602	0.92	8.88	3,194
Options granted	3,535,450	1.35
Options exercised	(1,943,515)	0.28
Options forfeited	(1,464,126)	0.90
Outstanding as of December 31, 2012	23,823,411	1.04	8.22	4,077
Options granted	8,077,000	1.45
Options exercised	(3,137,500)	0.71
Options forfeited or cancelled	(1,372,120)	1.06
Outstanding as of December 31, 2013	27,390,791	1.20	7.80	47,769
Options granted	62,500	1.31
Options exercised	(1,725,295)	0.39
Options forfeited or cancelled	(2,124,020)	1.71
Outstanding as of December 31, 2014	23,603,976	1.21	6.77	—
Vested and exercisable as of December 31, 2012	9,143,752	0.85	7.69	3,275
Vested and exercisable as of December 31, 2013	11,585,914	0.98	6.99	22,746
Vested and exercisable as of December 31, 2014	16,777,799	1.14	6.52	—

Granted to Non-Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US$	US$	US$
Outstanding as of December 31, 2011	2,337,500	0.93	9.92	283
Options granted	450,000	1.35
Outstanding as of December 31, 2012	2,787,500	1.00	9.01	577
Options granted	975,000	1.18
Options exercised	(322,910)	0.95
Options forfeited or cancelled	(470,840)	1.16
Outstanding as of December 31, 2013	2,968,750	1.04	8.30	5,639
Options exercised	(1,250,000)	0.96
Outstanding as of December 31, 2014	1,718,750	1.10	7.47	—
Vested and exercisable as of December 31, 2012	1,584,375	0.99	8.97	348
Vested and exercisable as of December 31, 2013	1,570,833	0.98	8.07	3,079
Vested and exercisable as of December 31, 2014	990,104	1.08	7.40	—

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day of each year end and the exercise price. The total intrinsic values of options exercised during the years ended December 31, 2012, 2013 and 2014 were US$2,707, US$7,136 and US$5,129, respectively.

Management is responsible for determining the fair value of options granted to employees and non-employees and considered a number of factors including valuations. As disclosed in Note 2(aa), the Group’s share-based compensation cost is measured at the fair value of the award as calculated under the Binomial option-pricing models.

Assumptions used in the option-pricing model are presented below:

Granted to Employees	2012	2013	2014
Average risk-free interest rate	1.04%-3.00%	2.26%-3.16%	3.09%
Exercise Multiple	2.2-2.8	2.0-2.8	2.2
Expected Forfeiture Rate	0%-5%	0%-7%	12.5%
Expected option life	10 years	10 years	10 years
Volatility rate	51%-68%	42%-50%	58%
Dividend yield	0%	0%	0%
Share price	$1.25-2.14	$1.21-4.53	$1.31

Granted to Non-Employees	2012	2013	2014
Average risk-free interest rate	2.24%-2.60%	2.26%-3.06%	—
Exercise Multiple	N/A	N/A	N/A
Expected Forfeiture Rate	—	—	—
Expected option life	9-10 years	8-10 years	—
Volatility rate	48%-66%	47%-50%	—
Dividend yield	0%	0%	—
Share price	$1.21-2.13	$1.21-4.36	—

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

The Company recognizes share-based compensation expense net of an estimated forfeiture rate and therefore only recognizes compensation cost for those shares expected to vest over the service period of the award. The estimation of the forfeiture rate is based primarily upon historical experience of employee turnover. The Group estimated the forfeiture rate to be 16.5% and 0% for share options granted to employees and senior management, respectively, as of December 31, 2014.

The Company recorded options related share-based compensation expenses of US$8,266, US$8,536 and US$3,803 for the years ended December 31, 2012, 2013 and 2014, respectively, attributed using graded-vesting method over the requisite service period. Total fair values of options vested are US$7,438, US$5,961 and US$6,208, for employees and US$546, US$851 and US$1,751, for non-employee consultants during the years ended December 31, 2012, 2013 and 2014, respectively. Weighted average grant date fair values per option during the years are US$0.9066, US$0.9051 and US$0.6700, for the years ended December 31, 2012, 2013 and 2014, respectively. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2012, 2013 and 2014.

As of December 31, 2014, there were US$2,590 unrecognized compensation expenses related to non-vested options. The expenses are expected to be recognized over a weighted-average period of 2.8 years.

Summary of Restricted Share Activities

The following tables summarize the Group’s restricted share activities for the years ended December 31, 2012, 2013 and 2014:

	Number of shares	Weighted average grant date fair value
		US$
Unvested as of December 31, 2011	1,075,000	1.6800
Granted	47,973,506	1.2379
Forfeited	(1,021,995)	1.4936
Vested	(2,992,985)	0.8971
Unvested as of December 31, 2012	45,033,526	1.2653
Granted	52,643,485	3.2537
Forfeited	(3,899,858)	1.4428
Vested	(18,037,583)	1.4524
Unvested as of December 31, 2013	75,739,570	2.5937
Granted	10,568,399	1.8971
Forfeited	(12,599,317)	1.9485
Vested	(29,698,444)	3.0103
Unvested as of December 31, 2014	44,010,208	2.3300

The fair value of restricted shares was determined by the closing sale price of the shares as quoted on the stock exchange market on the grant date. The total fair value of restricted shares vested during the years ended December 31, 2012, 2013 and 2014 were US$4,010, US$39,517 and US$270,601 respectively, based on the fair value of the respective vesting dates.

The Group recognized restricted share related share-based compensation expenses of US$16,277, US$46,868 and US$80,041 for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, total unrecognized compensation expense relating to the unvested shares was US$48,798. The expense is expected to be recognized over a weighted average period of 1.2 years using the graded-vesting attribution method. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2012, 2013 and 2014.

14. MEZZANINE EQUITY

In May 2014, the Company entered into share purchase agreements with Bison Mobile Limited and other third party investors, pursuant to which Bison Mobile Limited agreed to purchase up to 3.75% of equity interest in FL Mobile Inc., and the Company have the right but not the obligation to sell up to 2.13% of equity interest in FL Mobile Inc. to other third party investors. FL Mobile Inc. issued shares representing 4.94% of the equity interest to Bison Mobile Limited and other third party investors pursuant to the share purchase agreements entered into prior to December 31, 2014 for an aggregate consideration of US$21,603.

Under the share purchase agreements, the non-controlling shareholders will have the right to put their equity interest in FL Mobile Inc. to the Company at a pre-determined price if FL Mobile Inc. fails to conduct a qualified listing, within twelve months after the closing date. The put option will expire within three months after the first anniversary of the closing date. Since the occurrence of the put is not solely within the control of the Company, the Company classifies the non-controlling interest as mezzanine equity instead of permanent equity in the Company’s consolidated financial statements.

As of December 31, 2014, the estimated redemption value of the mezzanine equity was $21,854 pursuant to the share purchase agreements. For the year ended December 31, 2014, the accretion charge was $251, and was recorded as net income attributable to the mezzanine classified non-controlling interest shareholders in the statements of comprehensive income. See Note 2 (r)-“Mezzanine Equity”.

15. TAXATION

(a) Transition from PRC Business Tax to PRC Value Added Tax

A Pilot Program for transition from the imposition of Business Tax to the imposition of VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. Effective from September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in China, including Beijing. Advertising revenue and other revenue from technology development and services became subject to the VAT on and after September 1, 2012 at a rate of 6%. Commencing June 1, 2014, the Pilot Program was expanded to telecommunication enterprises, and the VAT rate for value-added telecommunication services is 6%.

(b) Business Tax and related Surcharges

Prior to the Pilot Program, the Group’s operations in the PRC are subject to 3% or 5% Business Tax. Related surcharges are 12% of Business Tax. Both Business Tax and the related surcharges are recognized when the revenue is earned.

After the Pilot Program, the Group’s mobile value added services operated by domestic subsidiaries became subject to the VAT on and after June 1, 2014 at a rate of 6%. Related surcharges are 12% of VAT. Both VAT and the related surcharges are recognized when the revenue is earned.

(c) Value Added Tax

Prior to the Pilot Program, in addition to Business Tax and related surcharges, the Group was subject to VAT at a rate of 17% for enterprise mobility revenue derived from hardware sales.

After the Pilot Program, the Group’s advertising revenue, revenues from technology development and services and revenue from value-added telecommunication services are subject to 6% VAT. The Group’s enterprise mobility revenues derived from hardware sales remain subject to VAT at a rate of 17%.

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

As of December 31, 2013 and 2014, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

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

United States

In the year of 2014, NQ US applies cost-plus method to compute the taxable income and is subject to a graduated federal corporate income tax rate. The mark-up rate applied to total cost under cost-plus method and federal corporate income tax rate for the year ended December 31, 2014 were 6% and 34%, respectively. NQ US paid income taxes of approximately US$329 for the year ended December 31, 2014.

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

The high and new technology enterprises certificate under the New CIT Law is effective for a period of 3 years, during which the entity is entitled to enjoy a preferential tax rate of 15%. Certain PRC subsidiaries, including Beijing Technology, obtained the high and new technology certificate and the related tax holiday will expire in 2015 and 2016.

The software enterprise under the NEW CIT Law is entitled to enjoy preferential income tax treatment of income tax exemption for the first two years when it became profitable, followed by three years preferential income tax rate of 12.5%. NQ Beijing, NQ Tongzhou and FL Mobile obtained the soft enterprise certificate and the related tax holiday will expire in 2016 and 2017. Certain subsidiaries of VIEs were qualified as software enterprises, and they did not become profitable as of December 31, 2014.

An entity could re-apply for the high and new technology enterprises or software enterprise certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied for the certificates when the prior ones expired.

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

For the years ended December 31, 2012, 2013 and 2014, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions, and this analysis is not expected to change significantly over the next 12 months.

Composition of income tax expense

The following table presents the components of income (loss) before provision for income taxed generated by domestic or foreign operations for the periods indicated:

	For the year ended December 31,
	2012	2013	2014
	US$	US$	US$
Income/(Loss) from foreign entities*	4,880	(8,723)	(112,056)
Income from PRC entities (including HK and Taiwan)	4,959	8,507	38,962
Income/(Loss) before income tax expenses	9,839	(216)	(73,094)

*	Foreign income before provision for income taxes is defined as income generated from operations located outside of the PRC including HK and Taiwan.

The current and deferred portions of income tax expense included in the Group’s consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2012	2013	2014
	US$	US$	US$
Current income tax expense	(602)	(3,857)	(5,560)
Deferred tax	182	2,740	42

Income tax expense	(420)	(1,117)	(5,518)

Income tax expense of foreign entities	(275)	(353)	(412)
Income tax expense of PRC entities (including HK and Taiwan)	(145)	(764)	(5,106)

Reconciliation between the PRC statutory CIT rate of 25% for 2012, 2013 and 2014 and the Company’s effective tax rate is as follows:

	For the Years Ended December 31,
	2012	2013	2014
Statutory EIT rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holidays	99.6%	(10,745.4)%	(13.6)%
Effect of tax-exempt for parent company incorporated in Cayman Islands	(53.1)%	7,202.0%	37.5%
Effect of change in valuation allowance	(2.5)%	739.4%	5.4%
Foreign withholding tax expense*	(1.3)%	64.6%	0.2%
Effect of permanent difference from US entity using cost-plus method	(21.4)%	1221.4%	0.4%
Effect of permanent difference from taxable capital gain due to business acquisition under common control	—	1815.3%	—
Other permanent book-tax differences	(0.3)%	252.0%	2.7%

Effective income tax rate	(4.0)%	524.3%	7.6%

*	According to the American Depositary Receipt (“ADR”) arrangements between the Company and Deutsche Bank Trust (“DB”) in February 2011, the Company will have the right to receive series of reimbursements after the closing of Initial Public Offering (“IPO”) over the five-year term as a return of using DB’s services. Total fixed monetary reimbursements over the terms of this arrangement amounted to US$2,300. Total reimbursements are recognized evenly over the contract term in other income. The Company bears the 30% US tax on this US source income, which was withheld by Deutsche Bank upon payments.

The combined effects of the income tax expense exemption and reduction available to us are as follows:

	For the Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Tax holiday effect	(10,345)	(23,210)	(9,975)
Per share effect, basic	(0.044)	(0.085)	(0.025)
Per share effect, diluted	(0.040)	(0.085)	(0.025)

Deferred income tax

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred income tax assets and liabilities consist of as follows:

	December 31,
	2013	2014
	US$	US$
Deferred income tax assets, current
Accruals	347	654
Accrued payroll	1,023	1,399
Other differences	458	839

Total current deferred income tax assets	1,828	2,892
Less: Valuation allowance	(697)	(1,604)

Net current deferred income tax assets*	1,131	1,288

Deferred income tax assets, non-current
Equity investment	242	832
Net operating loss carry forwards	3,747	5,426
Other differences	36	173

Total non-current deferred income tax assets	4,025	6,431
Less: Valuation allowance, non-current	(3,747)	(6,264)

Net non-current deferred income tax assets	278	167

Deferred income tax liabilities, non-current
Intangible assets from business combination	2,613	6,931
Unrealized investment income	142	2,228

Total non-current deferred income tax liabilities	2,755	9,159

*	Deferred income tax assets are evaluated on the basis of each operating entity. For any entities in loss in the year of 2014, the Group took full allowance against the net deferred tax assets. For entities in profit in the year of 2014, the Group assesses the likelihood that the Group will recover the deferred tax assets from future taxable income. The total current deferred income tax assets were resulted from deductible advertising expenses, bad debt provision, accruals, accrued but unpaid payrolls and fixed asset depreciation from entities in profit in 2014.

Movement of valuation allowance

	December 31,
	2013	2014
	US$	US$
Balance at beginning of the year	1,421	4,444
Current year addition	3,536	4,396
Current year reversal	(513)	(972)

Balance at end of the year	4,444	7,868

As of December 31, 2014, the Group had net operating losses of approximately US$26,252, primarily derived from entities in the PRC and Hong Kong, which can be carried forward after certain reconciliation per tax regulation to offset future net profit for income tax purposes. The PRC net operating loss will expire beginning January 1, 2018; and the Hong Kong net operating loss can be carried forward without an expiration date. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings. Accordingly, the PRC subsidiaries’ tax years 2010 through 2014 remain open to examination by the PRC tax authorities.

16. (LOSS)/ EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss)/earnings per share indicated for the periods presented:

	For the Years Ended December 31
	2012	2013	2014
	US$	US$	US$
Numerator:
Numerator for basic (loss)/earnings per share	9,430	(1,856)	(76,738)
Numerator for diluted (loss)/earnings per share	9,430	(1,856)	(76,738)
Denominator:
Weighted average number of common shares outstanding-basic	235,257,651	273,981,547	403,443,828
Dilutive effect of stock options and unvested restricted shares*	20,464,900	—	—
Weighted-average number of common shares outstanding, diluted	255,722,551	273,981,547	403,443,828
Basic net (loss)/earnings per Class A and Class B common share***	0.04	(0.01)	(0.19)
Diluted net (loss)/earnings per Class A and Class B common share***	0.04	(0.01)	(0.19)
Basic net (loss)/earnings per ADS**	0.20	(0.03)	(0.95)
Diluted net (loss)/earnings per ADS**	0.18	(0.03)	(0.95)

*	The potential dilutive securities that were not included in the calculation of dilutive net (loss)/earnings per share in those periods where their inclusion would be anti-dilutive include share options and restricted shares of nil, 31,829,884 and 27,694,086, respectively, for the years ended December 31, 2012, 2013 and 2014.
**	Each ADS represents five Class A common shares. The net (loss) / earnings per ADS for the years ended December 31, 2012, 2013 and 2014 were calculated using the same conversion ratio assuming the ADSs existed during these periods, any differences in the five-times ratio were due to rounding.
***	Since Class A common shares and Class B common shares share identical characteristics (Note 18), only one EPS is presented for both classes.

6,735,642 and 33,678,210 common shares resulting from the assumed conversions of 4% Convertible Senior Notes (Note 17) were excluded from the calculation of diluted net (loss)/earnings per share for the years ended December 31, 2013 and 2014, as their effect is anti-dilutive.

17. CONVERTIBLE DEBTS

In October 2013, the Company issued US$172.5 million in aggregate principle amount of 4.00% Convertible Senior Notes due October 15, 2018 (the “Notes”) at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 39.0472 American depository shares (“ADSs”) per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$25.61 per ADS).

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

In accordance with ASC 815-10-15-83, the embedded redemption feature (“Call option”) meets the definition of a derivative instrument. Since the exercisability of the call option is contingent upon the stock price other than interest risk and credit risk, the call option meets the requirement of bifurcation in accordance with ASC 815-15-25-41.

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

Conversion. The conversion rate is initially 39.0472 ADSs per US$1,000 principal amount, which represents a conversion price of approximately US$25.61 per ADS, subject to adjustment under certain circumstances for issuance of share dividends, issuance of rights or warrants, subdivisions or combination of capital stock, indebtedness, or assets, cash dividends and issue tender or exchange offers. The Notes are convertible at any time prior to maturity. In addition, upon a Make-Whole Fundamental Change (As defined in Exhibit 2.6), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such a Make-Whole Fundamental Change.

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

Debt issuance costs were US$6,834, which comprises of underwriter fees, professional fees paid to accounting and legal consultants and other miscellaneous expenses occurred specifically for the debts. Debt issuance costs are initially capitalized as deferred charges in other non-current assets and are amortized as interest expenses over the period of three years from the inception date of the Notes to the first redemption date, using the effective interest method.

The interest expense included in the consolidated statements of operations is as follows:

	For the years ended December 31,
	2013	2014
	US$	US$
Interest expense at an annual rate of 4.00%	1,418	6,900
Amortization of debt issuance costs	441	2,216
Additional interest at an annual rate of 0.5% *	—	386

Total interest expense	1,859	9,502

As of October 26, 2014, the Company had accrued the additional interest of US$386 at the rate of 0.5% per annum, due to the Company’s failure to file its form 20-F on time.

18. COMMON SHARES

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

(c) Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder and which is not any of the founders or any affiliates of the founders of the Company, such Class B common shares shall be automatically and immediately converted into equal number of Class A common shares.

On June 28, 2013, the Company entered into share purchase arrangements to make a private placement of 7,500,000 Class A common shares to Atlantis Investment Management Ltd. On July 16, 2013, Atlantis Investment Management Ltd., through certain of its managed funds, purchased from the Company 7,500,000 Class A common shares for a total cash consideration of US$12,000.

The common shares reserved for issuance upon exercise of the share-based awards were 67,232,942, 75,313,987 and 86,562,934 for years ended December 31, 2012, 2013 and 2014, respectively.

19. TREASURY STOCK

On November 25, 2012, the board of directors authorized the Company to repurchase up to an aggregate of US$20,000 of the Company’s shares. Effective as of June 30, 2013, the board of directors authorized expanding the share repurchase plan from US$20,000 to US$35,000 and extending the plan for another six months until May 26, 2014. Under the modified share repurchase plan, the Company may repurchase up to US$35,000 worth of its outstanding ADSs over the period from November 26, 2012 through May 26, 2014. As of May 26, 2014, the Company repurchased 6,738,245 common shares on the open market with an aggregate price of approximately US$12,440.

On December 23, 2014, the board of directors authorized the Company to repurchase up to an aggregate of US$80,000 of the Company’s shares over the next 12 months. As of December 31, 2014, the Company repurchased 12,885,235 common shares under this authorization on the open market with an aggregate price of approximately US$11,312.

During 2014, the Company repurchased 14,977,235 common shares on the open market with an aggregate price of approximately US$15,726. In addition, 2,468,830 common shares were re-issued from treasury stock.

20. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income solely comes from foreign currency translation, the balance of which reflected on the Consolidated Balance Sheets as of December 31, 2013 and 2014 are US$8,039 and US$8,379, respectively.

21. SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as Chairman of the Board and Chief Executive Officer who review financial information of the operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group.

Prior to 2012, the Group principally engaged in consumer mobile security and other services and operated and managed its business as one single segment, with information provided to the Company’s CODM at the net income (loss) level. Commencing from the Second quarter of 2012, the Group expanded its business through acquisitions into mobile games, advertising services, enterprise mobility and live mobile social video platform.

To optimize the management of operations, the Company’s CODM categorizes consumer mobile security, mobile games, advertising, live mobile social video platform and other services into Consumer segment and reviews the operating performance at net income (loss) level. Enterprise mobility, which mainly includes hardware sales and technology and software development, constitutes of Enterprise segment by itself. Its operating performance is also reviewed by the Company’s CODM on net income (loss) level.

The following table presents summary information by segments:

For the year ended December 31, 2014
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service revenues
Mobile value added services	106,103	—	106,103
Advertising services	72,903	—	72,903
Enterprise mobility	—	16,035	16,035
Other services	4,641	—	4,641
Product revenues
Enterprise mobility	—	132,642	132,642

Total Net Revenues	183,647	148,677	332,324

Cost of revenues	(92,172)	(134,479)	(226,651)

Gross profit	91,475	14,198	105,673

Operating expenses
Sales and marketing expenses	(25,307)	(4,655)	(29,962)
General and administrative expenses	(126,491)	(4,510)	(131,001)
Research and development expenses	(17,905)	(7,760)	(25,665)

Total operating expenses	(169,703)	(16,925)	(186,628)

Loss from operations	(78,228)	(2,727)	(80,955)

Interest (expense)/income	(5,382)	22	(5,360)
Realized gain on available-for-sale investments	65	—	65
Investment impairment	(5,967)	—	(5,967)
Foreign currency exchange loss	(391)	—	(391)
Other income/(expense), net	18,389	1,125	19,514

Loss before income taxes	(71,514)	(1,580)	(73,094)

Income tax (expense)/benefit	(5,766)	248	(5,518)

Net loss	(77,280)	(1,332)	(78,612)

For the year ended December 31, 2013
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service revenues
Mobile value added services	103,519	—	103,519
Advertising services	36,623	—	36,623
Enterprise mobility	—	14,174	14,174
Other services	3,559	—	3,559
Product revenues
Enterprise mobility	—	38,827	38,827

Total Net Revenues	143,701	53,001	196,702

Cost of revenues	(41,430)	(39,498)	(80,928)

Gross profit	102,271	13,503	115,774

Operating expenses
Sales and marketing expenses	(23,143)	(2,667)	(25,810)
General and administrative expenses	(74,966)	(2,060)	(77,026)
Research and development expenses	(15,063)	(2,374)	(17,437)

Total operating expenses	(113,172)	(7,101)	(120,273)

(Loss)/income from operations	(10,901)	6,402	(4,499)

Interest income	393	18	411
Realized gain on available-for-sale investments	5	—	5
Foreign currency exchange gain	1,784	—	1,784
Other income/(expense), net	2,073	10	2,083

(Loss)/income before income taxes	(6,646)	6,430	(216)

Income tax expense	(555)	(562)	(1,117)

Net (loss)/income	(7,201)	5,868	(1,333)

For the year ended December 31, 2012
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service Revenue
Mobile value added services	68,335	—	68,335
Advertising services	8,889	—	8,889
Enterprise mobility	—	3,249	3,249
Other services	1,992	—	1,992
Product Revenue
Enterprise mobility	—	9,303	9,303

Total Net Revenues	79,216	12,552	91,768

Cost of revenues	(16,352)	(9,387)	(25,739)

Gross profit	62,864	3,165	66,029

Operating expenses:
Sales and marketing expenses	(16,917)	(479)	(17,396)
General and administrative expenses	(35,977)	(799)	(36,776)
Research and development expenses	(8,995)	(590)	(9,585)

Total operating expenses	(61,889)	(1,868)	(63,757)

Income from operations	975	1,297	2,272

Interest income/(expense)	3,207	(14)	3,193
Foreign currency exchange gain	67	—	67
Gain on change of interest in an associate	943	—	943
Other income/(expense), net	3,374	(10)	3,364

Income before income taxes	8,566	1,273	9,839

Income tax expense	(331)	(89)	(420)
Share of profit from an associate	543	—	543

Net income	8,778	1,184	9,962

The major assets by segments are as follows:

As of December 31, 2014
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	151,621	1,363	152,984
Term deposit	116,284	—	116,284
Restricted cash	—	3,767	3,767
Accounts receivable, net	62,340	26,351	88,691
Fixed assets, net	5,008	976	5,984
Intangible assets, net	28,416	5,474	33,890
Goodwill	300,669	19,755	320,424
Total assets	769,595	64,213	833,808

As of December 31, 2013
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	177,492	2,226	179,718
Term deposit	103,331	—	103,331
Accounts receivable, net	71,449	10,409	81,908
Fixed assets, net	2,604	1,011	3,615
Intangible assets, net	12,364	6,169	18,533
Goodwill	62,491	13,529	76,020
Total assets	579,798	29,564	609,362

As of December 31, 2012
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	17,590	1,272	18,862
Term deposit	101,503	—	101,503
Accounts receivable, net	46,380	8,095	54,475
Fixed assets, net	2,325	109	2,434
Intangible assets, net	8,543	4,670	13,213
Goodwill	15,858	2,100	17,958
Total assets	229,088	18,630	247,718

The following table set forth revenues by geographic area:

	For the years ended December 31,
	2012	2013	2014
	US$	US$	US$
Revenues:
PRC*	55,241	143,195	289,976
Overseas*	36,527	53,507	42,348

*	Revenue are attributed to the countries in which the invoices are issued

The following table set forth long-lived assets by geographic area:

	As of December 31,
	2012	2013	2014
	US$	US$	US$
Long-lived assets
PRC	36,252	159,045	396,595
Overseas	11,610	33,025	16,928

22. RELATED PARTY TRANSACTIONS

The table below sets forth related parties having transactions for the years ended December 31, 2012, 2013 and 2014, or balances as of December 31, 2013 and 2014 with the Group.

Company name	Relationship with the Group
Hesine Technologies International Worldwide Inc. (“Hissage”)	An equity investee of the Group
Beijing Century Hetu Software Technology Co., Ltd. (“Hetu”)	An equity investee of the Group
RPL Holdings Limited (“RPL”)	The Company’s parent company
Beijing Wangnuo Xingyun Technology Co., Ltd. (“Wangnuo Xingyun”)	A company over which one of the Company’s senior management has significant influence
Symbol Media (HK) Limited (“Symbol”)	An equity investee of the Group
Zhijian Fengyun (Beijing) Technology Co., Ltd. (“Zhijian”)	An equity investee of the Group
Beijing Showself Technology Co., Ltd. (“Showself”)	An equity investee of the Group before May 15, 2014, and subsequently a subsidiary of the Group
Tianjin Huayong Wireless Technology Co., Ltd. (“Huayong”)	An equity investee of the Group before January 25, 2014, and subsequently a subsidiary of the Group
Inmotion Technologies Co., Ltd (“Inmotion”)	A company over which one of the Company’s senior management has significant influence
GEMA International Limited (“GEMA”)	An equity investee of the Group

Details of major related party balances as of December 31, 2013 and 2014 and main transactions for the years ended December 31, 2012, 2013 and 2014 are as follows:

(1)	Amount due from related parties

	December 31,
Nature and Company	2013	2014
	US$	US$
Housing Loan guaranteed by RPL*	572	533
Interest-free loans to Hissage	3,940	4,703
Prepayments to Hetu**	1,456	1,292
Bridge loan to Huayong	2,328	—
Interest-free loans to Symbol	—	605

(2)	Amount due to related parties

	December 31,
Nature and Company	2013	2014
	US$	US$

Accrued expenses to Hissage	—	96

Consideration payable of acquiring Zhijian	—	817

Deposit by Wangnuo Xingyun***	—	6,537

Accounts payable to Showself****	54	—

(3)	Main transactions with related parties

	For the years ended December 31,
Nature and Company	2012	2013	2014
	US$	US$	US$
Commission revenue and enterprise product revenue recognized from Wangnuo Xingyun***	—	56	5,362
Operating Lease to Hissage	—	—	63
Advertising revenue recognized from Showself****	—	23	30
Cost related to game operation to Hetu**	—	184	—
Advertising expense recognized from Inmotion*****	—	—	163

*	Prior to 2014, the Group made interest-free housing loans to 19 employees with original amount of approximately US$1,010. In 2014, the Group made interest-free housing loans of RMB300 (US$49). The total housing loans are guaranteed by RPL. These loans are repaid with a fixed amount each month over the term of contracts, which are usually five, ten or fifteen years. The Group discounted the future repayments of the loans at a rate the Company would charge to an employee as if the employee were to get a loan from a third-party and recorded separately as current and non-current portion. As of December 31, 2014, housing loans recorded as other current assets and other non-current assets were US$181 and US$352, respectively.
**	In 2013, the Group entered into an exclusive operation arrangement with Hetu to publish and operate one of its mobile games. The Group prepaid US$1,640 (RMB10,000) after signing the agreement for revenue-sharing fees and copyright. Under the exclusive operation arrangement, the Group used gross method to account for revenue from the game operation. The game operation related expenses of US$184 were recorded as cost of services, and reduced the prepayment amount accordingly.
***	In 2013 and 2014, the Group recognized commission revenue and enterprise product revenue from Wangnuo Xingyun. The total receivables from Wangnuo Xingyun due to hardware procurement and commission fees were paid off completely as of December 31, 2013 and 2014. As of December 31, 2014, the Group received US$6,537 deposit from Wangnuo Xingyun for the purpose of purchasing enterprise products.
****	The Group promoted mobile applications developed by Showself through Wanpu Century and recognized advertising revenue before the acquisition date, sequentially eliminated upon consolidation.
*****	In 2014, the Group entered into an agreement with Inmotion to purchase their sensor controlled vehicles for market promotion.

23. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into various operating lease agreements principally for its office spaces in Mainland China and the United States. Rental expenses under operating leases for the years ended December 31, 2012, 2013 and 2014 were US$1,336, US$2,522 and US$4,449, respectively.

The future obligations for operating leases as of December 31, 2014 are as follows:

Amount
US$
For the year ending
2015	5,902
2016	4,273
2017	2,453
2018	840
2019	547
2020 and thereafter	—
Total minimum payment required	14,015

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

On July 21, 2014, the lead plaintiff in In re NQ Mobile, Inc. Securities Litigation filed a Consolidated Class Action Complaint (the “Consolidated Complaint”) against the Company, former co-chief executive officer Henry Yu Lin, co-chief executive officer Omar Sharif Khan, chief operating officer and acting chief financial officer Vincent Wenyong Shi, former chief financial officer Suhai Ji, former chief financial officer Kian Bin Teo (collectively the “NQ Defendants”), and the Company’s former auditors PricewaterhouseCoopers ZhongTian LLP and its affiliate, PricewaterhouseCoopers International Limited. Similar to the previously filed complaints, the Consolidated Complaint alleges that various press releases, financial statements and other related disclosures made by the Company during the alleged class period contained material misstatements and omissions, in violation of the federal securities laws, and that such press releases, financial statements and other related disclosures artificially inflated the value of the Company’s ADSs. The Consolidated Complaint states that the lead plaintiff seeks to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s ADSs from March 6, 2013 to July 3, 2014, and, similar to previous complaints filed in the putative class actions, alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013).

On March 3, 2015, the Company notified the court that the lead plaintiff and the NQ Defendants had reached an agreement in principle to settle the claims against the NQ Defendants for $5.1 million, subject to court approval. This will not have a material impact on the Company’s financial statements as it is covered by insurance. The Company continues to believe that the cases against the NQ Defendants are without merit. Should the settlement agreement not be approved or concluded for any reason, the Company intends to defend the actions vigorously. For risks and uncertainties relating to the pending cases against the Company, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

In October 2013, Beijing NQ Technologies Co., Ltd. filed an application to Beijing No. 1 Intermediate People’s Court against Muddy Waters LLC, which issued reports containing various allegations against the Company.

The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

24. SUBSEQUENT EVENTS

(a) Investments

In January of 2015, the Group entered into a debt-to-equity agreement with Hesine Technologies, Inc. (“Hesine”) and Hesine Technologies International Worldwide Inc. (“Hissage”) to convert the loan to Hesine, which is amount to RMB29,333 (US$4,728), to equity shares. After this transaction, the Group will hold 48.34% of equity interest of Hissage. The Group is still in process of assessing the accounting treatment of this transaction.

In March of 2015, FL Mobile entered into an investment agreement with Ningbo Taiyue Wutong Investment Management Limited (“Taiyuewutong”) as a limited partner. Under this agreement, FL Mobile would invest RMB20,000 (US$3,269) to exchange for 17.54% of the equity interest of Ningbo Taiyue Wutong Investment Limited Partnership (“Taiyue Fund”). The Group is still in process of assessing the accounting treatment of this transaction.

(b) Stock Repurchase

In January and February of 2015, the Group repurchased 1,689,000 common shares on the open market with an aggregate price of approximately US$1,299.

(c) Share Awards to an employee

On January 30, 2015, the Company granted 2,079,020 restricted shares with a total value of US$1,426 to an employee. The value of the restricted share is calculated based on the grant date fair value.

(d) Bridge Loans to third parties

In March of 2015, FL Mobile entered into two bridge loan agreements with two PRC entities with amounts of RMB12,000 (US$1,961) and RMB12,000 (US$1,961) , respectively. Both of the loans have annual interest rates of 5% and will be matured six months after the lending date if no share purchase agreements are signed within six months after the lending date. These two PRC entities are both online game content providers. The Group is still in process of assessing the accounting treatment of this transaction.

(e) Amendment to the Share Purchase Agreements with Bison Mobile Limited and other third party investors

In March of 2015, the Company entered into an amendment agreement to Share Purchase Agreements with Bison Mobile Limited and other third party investors which further amended each of the references to “Qualified IPO” in the agreements to “Qualified Listing.” For the purpose of share purchase agreements, a Qualified Listing means any transaction that results in the listing of the business of FL Mobile Inc. on an internationally recognized stock exchange, including but not limited to a traditional, underwritten initial public offering on an internationally recognized stock exchange, sale of FL Mobile Inc. or its business to a company already listed on an internationally recognized stock exchange, or a reverse merger transaction pursuant to which FL Mobile Inc. sells substantially all its equity interests or assets in exchange for the controlling shares in a company already listed on an internationally recognized stock exchange.

25. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary, VIE and VIE’s subsidiaries in China are required to make annual appropriations of 10% of after-tax profit to general reserve fund or statutory surplus fund. As a result of these PRC laws and regulations, the Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries were US$93,496 or 16.7% of the Company’s total consolidated net assets as of December 31, 2014. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.