Form 20-F
period 2015-12-31
NQ Mobile Inc.
filed 2016-04-06
CIK 1509986

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

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

(Address of principal executive office)

Roland Wu, Chief Financial Officer

Tel: +86 (10) 8565-5555

E-mail: roland@nq.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 408,985,937 Class A common shares (excluding 13,516,810 Class A common shares represented by ADSs that are reserved for issuance upon the exercise of outstanding options and 892,495 Class A common shares represented by ADSs that have been repurchased but not cancelled), par value US$0.0001 per share, and 50,352,971 Class B common shares, par value US$0.0001 per share, as of December 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“active user account” for a specific period means a registered user account that has accessed our services at least once during such relevant period; beginning in the third quarter of 2014, the operating metrics of “active user accounts” and “monthly active user accounts,” or MAUs, have been redefined to encompass active user accounts for many businesses not included in our user account metrics for prior periods. As such, the MAUs presented for periods since 2014 should not be compared to previously reported operating metrics in historical periods. The MAUs for 2014 and future periods are expected to be better aligned with the key underlying trends of our company as a mobile internet platform company focused on driving mobile consumer traffic and engagement that can be monetized. The MAU statistics do not include users we can indirectly reach through the installation of our advertising software development kit platforms into third-party applications, although such indirect users generate impressions and search traffic that we can monetize outside of the user accounts generated directly by our own portfolio of applications;

•	“ADSs” refers to American depositary shares, representing our Class A common shares; each ADS represents five Class A common shares;

•	“Dollars” or “US$” refers to the legal currency of the United States;

•	“premium user account” means a user account that generates revenues either through direct payment or through indirect payment from third party developers and advertisers. We only present the premium user accounts metric for 2013, and will only present the redefined active user accounts metric from 2014 onward. Historically, as we diversified and expanded the monetization of our active user accounts in 2013, we replaced the paying user accounts metric we previously presented for 2011 and 2012, which refers to user accounts that have paid or subscribed for our premium services during the relevant period, with the premium user accounts metric. Therefore, the number of premium user accounts we presented for 2013 should not be compared with the number of paying user accounts we presented for 2011 and 2012;

•	“registered user account” means a user account that was registered with us. We calculate registered user accounts for any particular period as the cumulative number of user accounts at the end of the relevant period. Because every time a person activates one of our mobile products after the initial installation, a unique registered user account is generated, and each person can install and activate more than one of our products on his or her smart device, each smart device could be associated with more than one of our registered user accounts. In addition, each person could have more than one smart device with our mobile products installed and activated. Consequently, the number of registered user accounts we present in this annual report for historical periods overstates the number of persons who were our registered users, and references to “registered user accounts” are only for periods prior to 2014. From 2014 onwards, we intend to only present “active user account” information (as defined above), including MAUs, for each quarter;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value US$0.0001 per share;

•	“we,” “us,” “our company,” “our,” and “NQ” refer to NQ Mobile Inc. and its subsidiaries and consolidated affiliated entities, as the context may require.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income (loss) data for the three years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2011 and 2012 and our consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report. We reclassified our revenues into the following categories beginning in 2013: mobile value added services (including consumer mobile security and mobile games), enterprise mobility, advertising services and other services. As a result, we reclassified the presentation of the revenue categories for the years ended December 31, 2011, 2012 in conformity with these new revenue categories. Our selected consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of dollars, except for share, per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Net revenues:
Service Revenues
Mobile value added services	36,202	68,335	103,519	106,103	139,588
Advertising services	4,306	8,889	36,623	72,903	71,721
Enterprise mobility	—	3,249	14,174	16,035	27,416
Other services	163	1,992	3,559	4,641	5,352
Product Revenues
Enterprise mobility	—	9,303	38,827	132,642	162,614

Total net revenues	40,671	91,768	196,702	332,324	406,691

Cost of revenues
Cost of services	(8,057)	(16,773)	(43,557)	(98,235)	(158,446)
Cost of products sold	—	(8,966)	(37,371)	(128,416)	(160,906)

Total cost of revenues (1)	(8,057)	(25,739)	(80,928)	(226,651)	(319,352)

Gross profit	32,614	66,029	115,774	105,673	87,339

Operating expenses:
Selling and marketing expenses (1)	(7,955)	(17,396)	(25,810)	(29,962)	(26,752)
General and administrative expenses (1)	(14,024)	(36,776)	(77,026)	(131,001)	(65,458)
Research and development expenses (1)	(5,095)	(9,585)	(17,437)	(25,665)	(29,020)

Total operating expenses	(27,074)	(63,757)	(120,273)	(186,628)	(121,230)

	For the Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of dollars, except for share, per share and per ADS data)
Income/(Loss) from operations	5,540	2,272	(4,499)	(80,955)	(33,891)

Interest income/(expense), net	1,342	3,193	411	(5,360)	(4,662)
Realized gain on available-for-sale investments	29	—	5	65	1,435
Realized gain on disposal of a subsidiary	—	—	—	—	56,211
Impairment loss	—	—	—	(5,967)	(15,452)
Foreign exchange (loss)/gain, net	3,011	67	1,784	(391)	(1,693)
Gain on change of interest in an associate	—	943	—	—	—
Other income, net	306	3,364	2,083	19,514	6,778

Income/(Loss) before income taxes	10,228	9,839	(216)	(73,094)	8,726

Income tax expense	(97)	(420)	(1,117)	(5,518)	(9,243)
Share of profit from an associate	119	543	—	—	—

Net income/(loss)	10,250	9,962	(1,333)	(78,612)	(517)
Net loss/(income) attributable to the non-controlling interest	1	(532)	(523)	2,125	911
Net income attributable to the mezzanine classified non-controlling interest	—	—	—	(251)	(1,697)

Net income/(loss) attributable to NQ Mobile Inc.	10,251	9,430	(1,856)	(76,738)	(1,303)

Accretion of redeemable convertible preferred shares	(535)	—	—	—	—
Allocation of net income to participating preferred shareholders	(1,595)	—	—	—	—

Net income/(loss) attributable to common shareholders	8,121	9,430	(1,856)	(76,738)	(1,303)

Net income/(loss)	10,250	9,962	(1,333)	(78,612)	(517)

Other comprehensive income
Foreign currency translation adjustments	1,249	390	4,808	362	(38,191)

Comprehensive income/(loss)	11,499	10,352	3,475	(78,250)	(38,708)

	For the Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of dollars, except for share, per share and per ADS data)
Comprehensive loss/(income) attributable to the non-controlling interest	1	(532)	(523)	2,103	4,869
Comprehensive income attributable to the mezzanine classified non-controlling interest	—	—	—	(251)	(1,697)

Comprehensive income/ (loss) attributable to NQ Mobile Inc.	11,500	9,820	2,952	(76,398)	(35,536)

Net earnings/(loss) per Class A and Class B common shares
Basic	0.05	0.04	(0.01)	(0.19)	(0.003)
Net earnings/ (loss) per Class A and Class B common shares
Diluted	0.04	0.04	(0.01)	(0.19)	(0.003)
Net earnings/ (loss) per ADS (2)
Basic	0.23	0.20	(0.03)	(0.95)	(0.014)
Net earnings/ (loss) per ADS (2)
Diluted	0.21	0.18	(0.03)	(0.95)	(0.014)

Weighted average number of common shares outstanding
Basic	173,373,462	235,257,651	273,981,547	403,443,828	466,691,632
Diluted	193,537,974	255,722,551	273,981,547	403,443,828	466,691,632

(1)	Share-based compensation expenses included:

	For the Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of dollars)
Cost of revenues	130	214	370	263	164
Selling and marketing expenses	1,923	2,342	2,310	1,430	683
General and administrative expenses	7,895	20,534	50,708	81,129	16,077
Research and development expenses	724	1,453	2,016	1,022	(366)

(2)	Each ADS represents five Class A common shares. Net earnings/(loss) per ADS is calculated based on net earnings/(loss) per Class A and Class B common shares multiplied by five.

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands of dollars)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	69,510	18,862	179,718	152,984	118,572
Total current assets	156,258	199,856	417,292	420,285	386,300
Total assets	160,482	247,718	609,362	833,808	802,142
Total current liabilities	12,231	32,286	93,883	93,238	276,521

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands of dollars)
Total liabilities	12,231	34,369	269,206	274,897	283,500
Mezzanine equity	—	—	—	21,854	4,211
Total shareholders’ equity	148,251	213,349	340,156	537,057	514,431

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

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of dollars)
Net income/ (loss)	10,250	9,962	(1,333)	(78,612)	(517)
Add: share-based compensation expenses	10,672	24,543	55,404	83,844	16,558
Adjusted net income	20,922	34,505	54,071	5,232	16,041

Selected Operating Data

We monitor certain key operating metrics that we believe are important to our financial performance. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business.

Beginning in the third quarter of 2014, we redefined the operating metrics of monthly active user accounts, or MAUs, to include many businesses previously not included in our user account metrics. As such, the MAUs presented herein should not be compared to operating metrics previously reported in historical periods because there is not a way to meaningfully compare such results. The MAU statistics do not include the users addressed by the installation of our advertising SDK into third-party applications. These indirect users generate impressions and search traffic that we can monetize outside of the user accounts generated directly by our own portfolio of products and applications.

Our average MAUs for the three months ended December 31, 2015 was 198.2 million.

For your reference, we have included the description and tables for the operating metrics reported previously for our historical periods below, but please note that the metrics presented below should not be compared to the MAU operating metric reported above for the periods since the third quarter of 2014, and we intend to only present the MAU operating metric going forward.

The following tables set forth our registered user accounts as of December 31, 2011, 2012, and 2013 as well as the average monthly active user accounts, average monthly paying user accounts and average monthly premium user accounts for the three months ended December 31, 2011, 2012 and 2013. Our registered user accounts overstate the actual number of our individual registered users, and our active, paying and premium user accounts derived from our operational system may differ from the actual numbers of active, paying and premium users. For more information, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — The number of our registered user accounts overstates the number of unique individuals who register to use our products. Our active, paying and premium user account figures may differ from the actual numbers of active, paying and premium users.”

	For the Year Ended December 31,
	2011	2012	2013
	(in millions)
Cumulative registered user accounts (excluding FL Mobile* cumulative registered user accounts)	146.7	283.4	480.8
FL Mobile cumulative registered user accounts	—	67.4	106.9
Total cumulative registered user accounts	146.7	350.8	587.7

	For the Three Months Ended December 31,
	2011	2012	2013
	(in millions)
Average monthly active user accounts (excluding FL Mobile average monthly active user accounts)	52.3	97.7	136.0
FL Mobile average monthly active user accounts	—	12.5	20.4
Total average monthly active user accounts	52.3	110.2	156.4
Average monthly paying user accounts	5.6	8.9	—
Average monthly premium user accounts	—	—	15.6

*	“FL Mobile“ refers to FL Mobile Jiutian Technology Co., Ltd, also previously translated as Feiliu Jiutian Technology Co., Ltd.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our Freemium subscription business model may not continue to be successful, and our business and results of operations may be materially and adversely affected.

We offer a diverse portfolio of consumer mobile security services to users globally through a “Freemium” business model. Our Freemium business model provides users with free services and the ability to upgrade to a selection of premium services either by paying subscription fees or engaging in an offer wall and advertising services. Our offer wall, launched in March 2013, provides a selection of self-developed and third-party sponsored applications, including mobile games. The offer wall allows users to accumulate points for downloading these applications and to use such points to upgrade to our premium services, as an alternative to paying subscription fees for the premium services. The success of our Freemium business model depends on, among other factors, our ability to convert our user accounts into premium user accounts and our ability to encourage user spending on additional products and services and user engagement in our advertising platform and mobile games. Although we constantly monitor and research user needs, we may be unable to meet user demands on a continuous basis or anticipate future user demands, which may adversely affect our ability to convert free user accounts into premium user accounts and materially and adversely affect our business and results of operations. Current premium users may also choose not to renew their subscriptions, click on our mobile advertisement or pay for mobile games through our offer wall. In addition, we may not be able to maintain and increase the prices of our premium products and services, which may have material and adverse effects on our growth and prospects.

The mobile security, privacy and productivity industry may not grow as quickly as expected, which may materially and adversely affect our business and prospects of future growth.

A portion of our business and prospects depend on the continued development of the mobile security, privacy and productivity industry in China and overseas. As an industry with intense competition, the mobile security, privacy and productivity industry has only begun to experience substantial growth in recent years both in terms of number of users and revenues. We cannot assure you, however, that the industry will continue to grow as rapidly as it has in the past. The growth of the mobile security, privacy and productivity industry is affected by numerous factors, such as users’ general communication experience, technological innovations, development of smart devices and other mobile devices, development of mobile Internet-based telecommunication services and applications, regulatory changes and the macroeconomic environment. If the mobile security, privacy and productivity industry in China or globally does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be materially and adversely affected.

Our business is subject to the risks of international operations, which could significantly affect our financial condition and operating results.

We have international operations, and international expansion continues to form a component of our growth strategy. Expanding and maintaining our business internationally exposes us to a number of risks, including:

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

We plan to grow both organically and through acquisitions, investments, joint ventures or other strategic alliances when appropriate opportunities arise. For example, in 2014 and 2015, we acquired 100% or majority equity interest in a number of entities, including but not limited to Beijing Trustek Technology Co., Ltd., or Trustek, Beijing Showself Technology Co., Ltd, or Showself, Linkmotion Holdings Ltd., or Linkmotion, Beijing Century Hetu Software Technology Co., Ltd. or Century Hetu, Glory Team Ltd., or Glory, among others. These and any past and future acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potentially significant loss of investments. We may not be able to identify suitable future acquisition or investment candidates or alliance partners. If we fail to identify appropriate candidates or partners, or fail to complete the desired acquisitions, investments or alliances after identifying the appropriate candidates or partners, we may not be able to implement our business strategies effectively or efficiently. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with our alliances, which could adversely affect our business and results of operations. Our ability to successfully integrate acquired companies and their operations and our ability to benefit from our alliances, including joint ventures and investments, may be adversely affected by a number of factors. These factors include but are not limited to diversion of management’s attention, difficulties in retaining personnel, unanticipated problems or legal liabilities, and tax and accounting issues.

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

The limited operating history of Trustek could make it difficult to compete in the future of the growing enterprise mobility segment.

Trustek primarily provides enterprise mobility solutions and services, including system management, application development, business intelligence and maintenance services. It is difficult to evaluate the viability and sustainability of the business of Trustek, due to the entity’s limited operating history and the fact that the enterprise mobility sector in China is still in its early stages. The success of Trustek depends on, among other factors:

•	ability to maintain and extend our position as a leading provider of mobile services to enterprises in China;

•	ability to continue to obtain and offer services catered to the needs of enterprises in China and to attract and retain a large customer base; and

•	ability to continue to research, develop and upgrade technology to support the evolving needs of enterprises.

The highly competitive environment for gaming publishers and operators related to FL Mobile Jiutian Technology Co., Ltd., or FL Mobile, and the proposed divestment of FL Mobile both make it difficult to evaluate FL Mobile’s future prospects and results of operations.

We conduct our mobile game publishing business through FL Mobile. It is difficult to evaluate the sustainability of FL Mobile’s business because of the highly competitive nature of the game publishing and operating business with mobile games. As a result, FL Mobile is exposed to the risks and uncertainties experienced by companies in evolving industries and the mobile game industry in China in particular.

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

In addition, we are in the process to divest FL Mobile business, which might divert attention of management team of both FL Mobile and us and bring other uncertainties to FL Mobile’s operation. In August 2015, we entered into a legally binding framework agreement (the “FL Framework Agreement”) with Beijing Jinxin Rongda Investment Management Co., Ltd.( “Beijing Jinxin”), a subsidiary of Tsinghua Holdings Co., Ltd., to sell our entire stake in FL Mobile Inc., including FL Mobile Inc. and/or its subsidiaries and the assets controlled by FL Mobile Inc. and/or its subsidiaries. This FL Framework Agreement will be terminated at the earlier of (a) one year after its execution, and (b) all parties entering into a binding final agreement. All shareholders of FL Mobile Inc. agreed to sell to Beijing Jinxin the entire stake in FL Mobile Inc. that they held for no less than RMB 4 billion. In January 2016, FL Mobile was reorganized as a majority owned subsidiary of Beijing Technology. In February 2016, Beijing Technology, Beijing Jinxin, and Shanghai Houfeng Investment Co., Ltd., the controlling shareholder of Gansu Huangtai Wine-Marketing Industry Co., Ltd., or Gansu Huangtai, a company listed on the Shenzhen Stock Exchange, contemplated a transaction, pursuant to which Gansu Huangtai would acquire the entire stake of FL Mobile. In March 2016, however, we were informed by Beijing Jinxin that Gansu Huangtai was not able to proceed further with such proposed transaction and Beijing Jinxin remained committed to the binding FL Framework Agreement and would work with us on the completion of the divestment of FL Mobile. In March 2016, as a further arrangement of the FL Mobile Divestment, Dr. Vincent Wenyong Shi, our chairman of the board and chief operating officer as well as the chairman of FL Mobile, entered into a termination and share purchase agreement with FL Mobile and us, pursuant to which Dr. Shi would acquire 22% equity interest in FL Mobile by terminating the relevant contractual arrangements and paying us a total consideration of RMB880 million (US$135.5 million).

Failure to maintain relationships with top mobile game developers and to maintain operating rights for popular mobile games would adversely and materially affect the financial results of our mobile game operations.

FL Mobile identifies and develops relationships with top mobile game developers in China and overseas to obtain the operating rights for popular mobile games. Revenues derived from mobile game operations contributed to a significant portion of FL Mobile’s total revenues in the year ended December 31, 2015. If FL Mobile fails to renew the operating rights for popular games after the relevant contracts expire or fails to continually obtain rights to operate new popular games in the future, the financial results of our mobile game operations will be adversely and materially affected.

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

The mobile advertising industry in China has evolved rapidly in recent years, with developments such as the introduction of new business models, the development of user preferences, market entry by new competitors, regulatory oversight and the adoption of new strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in our target market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, netbooks or other mobile Internet handsets involving next generation mobile technologies, which could render certain current technologies or applications obsolete. Accordingly, it is extremely difficult to accurately predict user acceptance and demand for our mobile advertising solutions and the size, composition and growth of the mobile advertising industry. Furthermore, given the limited history and rapidly evolving nature of these markets, we cannot predict the price that users will be willing to pay for mobile advertising services or whether users will have concerns over security, reliability, cost and quality of service associated with mobile advertising services. If acceptance of our mobile advertising services is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

The revenue model for our mobile entertainment applications and platforms may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.

We operate mobile entertainment applications and platforms using a virtual items-based revenue model whereby users can access the entertainment on our platform for free, and have the option of purchasing in-channel virtual items. We have generated, and expect to continue to generate, a substantial majority of our mobile entertainment applications and platforms revenues using this revenue model.

We may not be able to continue to successfully implement this virtual items-based revenue model for mobile entertainment applications and platforms, as popular performers may leave our platform and we may be unable to attract new talent that can attract users or cause such users to increase the amount of time spent engaging and money spent on purchasing in-channel virtual items on our platform.

Furthermore, under our current arrangements with certain popular performers and channel owners, we share with them a portion of the revenues we derive from the sales of in-channel virtual items on our mobile entertainment applications and platforms. In the future, the amount we pay to these performers and channel owners may increase or we may fail to reach mutually acceptable terms with these performers or channel owners, which may adversely affect our revenues or cause popular performers and channel owners to leave our platform.

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

The growth of our consumer mobile security business depends on the expansion of our user base and the acquiring of new premium users for the related products and services. We continue to diversify our user acquisition channels, especially in international markets. If we fail to continue to acquire new users through additional new channels or the new channels fail to meet our expectation to generate new premium users, our business, results of operations and financial condition will be materially and adversely affected.

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

We intend on continuing to expand the scale of our operations outside of China through investments and acquisitions. Rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology as well as improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to obtain, maintain or expand relationships with wireless carriers, handset manufacturer partners, chipmakers and other third-party business partners. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansions effectively, our business, results of operations and prospects may be materially and adversely affected.

We have historically derived a majority of our revenues from our smart device users, which may be affected by fluctuations in the smart device market.

We derive a significant amount of our net revenues for the years ended December 31, 2013, 2014 and 2015 from mobile value added services, including mobile games and entertainment, mobile security, privacy and productivity applications, for smart devices. Additionally, the advertising segment is derived from users and traffic generated on smart devices. Any significant downturn in the overall demand for smart devices could adversely affect the demand for the mobile games and entertainment, mobile security, privacy and productivity applications that we provide, which in turn would materially reduce our revenues. Although the smart device market has grown rapidly in recent years, it is uncertain whether the number of smart devices to be manufactured will grow at a similar rate in the future. To the extent that our future revenues substantially depend on the sales of smart devices, our business would be vulnerable to any downturns in the smart device market.

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

For the years ended December 31, 2012 and 2013, a substantial portion of our revenues were collected through third-party service providers, including but not limited to the payment channels of wireless carriers. We cooperate with wireless carriers, either directly or through mobile payment service providers, and wireless carriers provide us with billing and collection services for a fixed percentage of the total billing. If we cooperate with wireless carriers through mobile payment service providers and prepaid card distributors, we share the payments with the mobile payment service providers and prepaid card distributors. Approximately 30.4% and 15.5% of our net revenues were collected through wireless carriers and mobile payment service providers in the years ended December 31, 2012 and 2013. In 2014 and 2015, however, net revenues collected from these channels became immaterial and fell below 3.5% and 2.2% of our total net revenues respectively due to a strategic business adjustment. Although we expect such percentage to remain immaterial in the future, we expect to continue to rely on wireless carriers and/or mobile payment service providers to collect a part of our revenues. If the payment channels or collection systems of any third-party service providers we use for the collection of our revenues malfunction or become unavailable, we may experience delays associated with attempts to resolve the problems, which may result in a loss of revenues to us. Such problems may be particularly serious if a wireless carrier is involved, because several large wireless carriers hold dominant positions in their respective markets and therefore may have significant influence over a portion of our revenue collection efforts. In addition, any loss or deterioration of our relationships with wireless carriers or mobile payment service providers may result in disruptions to our business operations, the loss of our revenues and a material and adverse effect on our financial condition and results of operations.

A significant percentage of our consumer mobile security revenue comes from subscriptions to our premium products, which may not be renewed.

Historically, a significant majority of our active user accounts for consumer mobile security have used our free services. Our growth strategy in the consumer security segment of our business is based in part on offering premium products and services on top of our free products and services and to attract users to enter into new subscriptions or renew existing subscriptions. To the extent we are not able to attract existing users to renew subscriptions to our services or attract existing users to purchase new premium products and services, our ability to generate revenues from consumer mobile security services would be adversely affected. We generally provide our premium products and services pursuant to one-month, three-month, six-month or one-year subscriptions, after which the relevant products or services either cease to operate or are no longer updated with the latest mobile security threats, rendering such products or services increasingly less useful as new mobile security threats emerge. In 2012 and 2013, our consumer mobile security subscription revenues accounted for 74.0% and 42.1% of our total revenues, respectively. However, in 2014 and 2015, our consumer mobile security subscription revenues accounted for only 17.1% and 5.0% of our total net revenues, respectively, due to strategic business transition. While we offer our premium user accounts the option to renew their subscriptions, a portion of them choose not to renew. Any failure to maintain or improve the renewal rates of our subscriptions or to attract new subscriptions could have a material adverse effect on our results of operations. Uncertainty about the renewal rates of our subscription users also limits visibility with respect to future revenues from subscriptions to premium consumer mobile security services.

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

Historically, with our comprehensive and reliable mobile security, privacy and productivity services, we have established our reputation and our market position. In addition to our NQ brand, we hold a host of other brand names such as “FL Mobile,” “Ranknow”, “Vlife”, “Music Radar” and “ ” through FL Mobile, Tianya, Huayong, Yinlong and Showself, respectively. In 2015, we also rebranded several of these separate applications into the Showself brand including Showself Desktop and Lockscreen, Showself Music Radar, and Showself Live Video. The Showself platform of applications is of significant importance to the future success of our entertainment strategy. We have conducted various marketing and brand promotion activities to enhance our brand names and intend to continue to conduct such marketing and promotional activities, we, however cannot assure you that these promotional activities will be successful and achieve the brand promotion effect we expect. In addition, our users may not positively associate these brands with NQ Mobile. Any failure to maintain and enhance our brands may result in a reduction in the number of user accounts and material and adverse effects on our business, financial condition and results of operations.

Any negative publicity and allegations against us or our affiliates may adversely affect our brand, public image and reputation, which may seriously harm our ability to attract and retain users and business partners and result in material adverse impact on our business, results of operations and prospects.

Negative publicity and allegations about us, our products and services, our financial results or our market position, including by short sellers or investment research firms, may adversely affect our brand, public image and reputation, seriously harm our ability to attract and retain users and result in material adverse impact on our results of operations and prospects. For example, on March 15, 2011, a program broadcast by China Central Television Station reported various complaints of certain alleged fraudulent practices by us and by FL Mobile, including allegations of uploading malware or viruses to imported mobile phones to promote our mobile security products. We were subject to negative publicity as a result. We and FL Mobile both interviewed employees and examined or tested the mobile software products in question, in addition to submitting the software products to third-party testing centers established by authoritative government agencies for review, and did not find any evidence of malware or alleged fraudulent practices. In December 2012, an article published on seekingalpha.com made certain allegations concerning the operating data of our company. Additionally, in April 2015, an article on Reddit alleged that the encryption method used in NQ Mobile Vault did not provide sufficient security to users, and this allegation lead to the removal of TRUSTe Certified Privacy Seal of NQ Mobile Vault.

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

We generally offer third parties whose billing and payment systems we use credit terms ranging from 60 to 210 days for overseas payment and from 30 to 90 days for domestic payment. The accounts receivable from overseas wireless carriers, mobile payment service providers, third-party payment processors and prepaid card distributors have longer settlement periods in general. We are working to reduce the settlement periods but cannot assure you that we will be successful. Substantially all of our accounts receivable are due from wireless carriers, mobile payment service providers, third-party payment processors, prepaid card distributors, Trustek’s customers and other partners and customers of our recently acquired businesses such as Showself as of the date of this annual report. Failure to timely collect our receivables from them, especially from overseas mobile payment service providers, third-party payment processors prepaid card distributors, and enterprise mobility customers may adversely affect our results of operations and cash flows. Our wireless carriers, mobile payment service providers, third-party payment processors, prepaid card distributors or enterprise mobility customers may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or the inability of current or potential wireless carriers, mobile payment service providers, third-party payment processors, prepaid card distributors or enterprise mobility customers to pay us may significantly harm our cash flow and profitability.

As of December 31, 2013, 2014 and 2015, our accounts receivable, net of allowance for doubtful accounts, wereUS$81.9 million, US$88.7 million and US$87.5million, respectively. We establish a provision for doubtful accounts based upon an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. If our provision for doubtful accounts turns out to be insufficient for the relevant periods, our business and results of operations may be adversely affected.

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

The mobile Internet industry is highly competitive. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in performance characteristics, rapid adoption of technological and product advancements, as well as price sensitivity on part of users. On the mobile security front, we compete directly with (i) domestic PC/mobile security vendors such as Qihoo 360, Tencent, Cheatah Mobile and Kingsoft, (ii) overseas security software providers such as Avast, Symantec, McAfee, AVG, Trend Micro, F-Secure and Kaspersky, and (iii) other emerging companies offering mobile security products, such as Lookout. While we have focused on providing mobile security services since the founding of our company, most of our competitors are traditional PC anti-virus providers who later entered into the mobile security market.

For our mobile game business, we compete primarily with other mobile game operators in China, such as Chukong Holdings Ltd, China Mobile Games & Entertainment Group Ltd, iDreamSky Technology Ltd and KunLun. For our enterprise mobility business, we compete primarily with various hardware resellers and mobility services providers, including NationSky, a business we divested in December 2015.

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

We can not assure that users will follow our guidelines at all time and we may be forced to follow more restrictive procedures if policy mandates. This may result adverse affects on our operations and financial conditions within the entertainment businesses.

Since mobile entertainment applications, including our Showself platform of services and offerings relies upon user-generated content for which we do not have direct control. Given the strict policies around content in China and elsewhere in the World, we have rigid procedures and guidelines in place for users to conduct their programming. However, users may not follow those guidelines from time to time and we may be forced to follow more restrictive procedures if policy mandates, which will likely have adverse impact on the traffic of our platforms and discourage the creation of user generated contents. This may result adverse affects on our operations and financial conditions within the entertainment businesses.

We may be subject to litigation for user-generated content provided on our platform, which may be time-consuming and costly to defend.

Our mobile entertainment applications are open to the public for posting user-generated content. Although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant user-generated content and, even if properly screened, a third party may still find user-generated content postings on our platform offensive and take action against us in connection with the posting of such information. As with other companies who provide user-generated content on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as user-generated content becomes more popular in China. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources.

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

Intensifying legal protection for the confidential information of users may subject us to greater liability. For example, the Ministry of Industry and Information Technology, or MIIT, has promulgated “Several Provisions on Regulating the Market Order of Internet Information Services” to ensure a level playing ground for website operators in China and to enhance protection to Internet users in areas such as Internet security, web advertising and data protection. The provisions came into effect on March 15, 2012. These provisions echo the Chinese government’s policy of intensifying protection of personal privacy. Internet information service providers are required to obtain users’ consent prior to collecting any users’ personal information or disclosing it to a third party. Non-compliance with these protection requirements may incur a fine of RMB10,000 to RMB30,000. On December 28, 2012, the Standing Committee of Congress of the PRC issued the Decision on Strengthening Internet Information Protection, reiterating that Internet service providers must explicitly specify the purpose, way, scope of collecting users’ individual information and obtain users’ consent prior to such collection. The Internet service provider is also prohibited from sending unsolicited commercial information to users. Non-compliance with these provisions may result in civil, administrative or criminal penalties. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation.

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

We adopted two share incentive plans, the 2007 Global Share Plan and the 2011 Share Incentive Plan (together, the “Plans”). We granted awards such as options and restricted shares to directors, executive officers, employees, third-party consultants, business partners both pursuant to and outside of the Plans and pursuant to contractual arrangements in some of our acquisitions. See “Item 6. Directors, Senior Management and Employee — B. Compensation of Directors and Executive Officers — Share Incentive Plans” for detailed discussion. For the years ended December 31, 2013, 2014 and 2015, we recorded US$55.4 million, US$83.8 million and US$16.6 million, respectively, in share-based compensation expenses. As of March 15, 2016, 118,325 restricted shares and options to purchase 22,211,445 common shares of our company were outstanding. As of March 15, 2016, 442,740 restricted ADSs were also granted and outstanding under the 2011 Share Incentive Plan.We believe the granting of stock options and restricted shares is of significant importance to our ability to attract and retain key personnel, employees and third-party consultants, and we will continue to grant stock options and restricted shares to key personnel, employees, third-party consultants and business partners in the future. However, the share-based compensation expenses we incur will reduce our income from operations. We have incurred, and expect to continue to incur, share-based compensation expenses, which may have a material and adverse effect on our results of operations.

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

Our success depends on the continuous efforts and services of our experienced senior management team, particularly Dr. Vincent Wenyong Shi, our co-founder and Chairman of the Board, and Zemin Xu, our chief executive officer and director, both experienced leaders with a successful track record of developing products and services. Additionally, the senior management and key employees of our key subsidiaries and consolidated affiliated entities are also critical to the success of our overall strategy and growth objectives.

If one or more of our executives or other key personnel or the senior management and key employees of our key subsidiaries and consolidated affiliated entities are unable or unwilling to continue to provide us with their services, we may not be able to replace them easily or at all, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Although members of our senior management team remain committed to our company, we cannot assure you that we will continue to be able to find successors for every senior management member who may resign. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose our superiority in technological design and development. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “— Risks Relating to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.” In addition, if one or more of our executives or other key personnel do not act in the best interests of our company when a conflict of interest arises, our business, prospects and reputation may be harmed.

Our business, financial condition and results of operations are sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the recovery from such disruptions was uneven. The world economy is facing new challenges, including the recent and projected slowdown of the Chinese economy. There remains uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in different areas of the world, including the radical actions of Islamic State in Iraq and Syria, which have resulted in market volatility. Economic conditions in China are sensitive to global economic conditions as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Since the demand for high-end mobile applications is particularly sensitive to macroeconomic conditions, our business and prospects may be affected by the macroeconomic environment. Any negative impact to the global or Chinese economy may have a material and adverse effect on our business, results of operations and financial condition, and continued turbulence in the international markets may materially and adversely affect our ability to access the capital markets to meet liquidity needs.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2015. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2015. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipated that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in telecommunication business, including mobile application providers. Specifically, foreign ownership in a value-added telecommunication mobile payment service provider may not exceed 50%. We currently conduct our operations in China principally through contractual arrangements among our wholly owned subsidiary NQ Beijing, our consolidated affiliated entity Beijing Technology and its shareholders. Beijing Technology and its subsidiaries hold the licenses and permits necessary to conduct our businesses in China. Our contractual arrangements with Beijing Technology and its shareholders enable us to exercise effective control over Beijing Technology and its subsidiaries and consolidate their financial results. For a detailed discussion of these contractual arrangements, see “Item 4. Information of the Company — C. Organizational Structure.”

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

The MIIT issued a circular in 2006 that emphasizes restrictions on foreign investment in value-added telecommunications businesses. In addition, a notice issued in 2009 by the General Administration of Press and Publication, or the GAPP, the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications states that foreign investors are not permitted to invest in online game operating businesses in China or to exercise control over or participate in the operation of such businesses through indirect means. The MIIT and the GAPP jointly issued Administrative Provisions on Online Publishing Services in 2016, which became effective on March 10, 2016, stated that foreign-invested enterprises are not permitted to engage in online publishing services, and the internet publishers must secure approval, or the Internet Publication license, from GAPP to conduct Internet publication activities, including operating of online games. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be a kind of foreign investment in value-added telecommunications services or online game operation businesses. Besides, the MIIT issued the Catalog of Telecom Service on February 28, 2015 based on the version of 2013 (“2015 Catalog”), according to 2015 Catalog, the readjustment maintains the fundamental classification structure of the previous version, namely, telecommunication services are divided into two main categories of basic telecommunication services and value-added telecommunication services. Regarding the Value-added telecommunication services, 2015 Catalog has combined and readjusted the subcategories under the previous Class 1 and Class 2 of value-added telecommunication services. The new Class 1 value-added telecommunication services is defined as services based on facilities and resources, while the new Class 2 value-added telecommunication services is defined as services based on public application platform. In the meantime, the 2015 Catalogue clarifies details of the content distribution internet services, the encoding and code conversion services, and subdivides the internet date center services, call center and information services. Specifically, the call center services (B24) has been divided into domestic call center services (B24-1) and offshore call center services (B24-2) for the purposes of further encouraging development of offshore call center services. To accommodate development of new technology and business in telecommunication industry, the 2015 Catalogue subdivides the information services into 5 subcategories: (i) the information dissemination platform and delivery services; (ii) the information searching services; (iii) the information community services; (iv) the information instant interaction services; and (v) the information protection and processing services, based on the specific forms of services and in accordance with the organization, delivery and other technical characteristics of information services. According to Regulations on the Main Functions, Internal Organization and Staffing of GAPP issued by the General Office of the State Council on July 11, 2008 and its interpretation circulars, GAPP is authorized to approve online games before their launch on the Internet, while the PRC Ministry of Culture, or the MOC is authorized to administer and regulate the overall online game industry. Once an online game is launched on the Internet, it will be regulated only by the MOC, and if an online game is launched on the Internet without the prior GAPP approval, the MOC is the authority responsible for investigating the matter. On September 7, 2009, the State Commission Office for Public Sector Reform, or the SCOPSR issued a circular for interpreting certain provisions of the Regulations on Three Provisions, in relation to comprehensive enforcement by GAPP, the MOC and the State Administration of Radio, Film and Television over animation, online game and cultural market. The interpretation states that: (1) the regulatory authority with overall administrative responsibility for the oversight of online games is the MOC, and GAPP’s authority of administration over online games (other than pre-examination and approval before publication of online games on the Internet) has been granted to the MOC; (2) only the authority of pre-examination and approval for the publication of online games is retained by GAPP, but such authority is subject to the MOC’s overall administration and is only limited to the stage prior to the games being brought online for operation; (3) once the games are online, they will be completely administrated and regulated by the MOC; and (4) the MOC is the sole regulator which has the authority to penalize online game operators who failed to obtain the pre-examination and approval from GAPP. On the other hand, GAPP does not have direct administrative jurisdiction over such activities. According to such circular issued by SCOPSR, we thus believe that the provision of the GAPP Notice discussed above with respect to regulation of online game operation does not apply to us or our PRC subsidiaries, nor does it affect our control over our PRC subsidiaries. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operations by PRC authorities claiming that the arrangements constituted foreign investment in value-added telecommunication services or a kind of control over or participation in the operation of online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future.

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

We rely on contractual arrangements with Beijing Technology and its shareholders for our operations, which may not be as effective as direct ownership in providing operational control and may negatively affect our ability to conduct our business.

Since PRC laws restrict foreign equity ownership in companies engaged in value-added telecommunication businesses like us in China, we rely on contractual arrangements with Beijing Technology, and its shareholders to operate our business in China. Although we registered the equity pledge agreement with the shareholders of our subsidiaries so that we are able to enforce the pledge against any third parties, these contractual arrangements may not be as effective as direct ownership in providing us with control over Beijing Technology. Beijing Technology and its shareholders may fail to take certain actions required for our business or fail to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. See Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements.”

Although we have been advised by Jincheng Tongda & Neal, our PRC legal counsel, that each contract under these contractual arrangements with Beijing Technology above is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Beijing Technology as direct ownership of them. In addition, Beijing Technology or its shareholders may breach the contractual arrangements. We cannot assure you that when conflicts of interest arise, Beijing Technology and its shareholders will act completely in our interests or those conflicts of interests will be resolved in our favor. In any such event, we would have to rely on legal remedies under PRC law.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Beijing Technology, and our ability to conduct our business may be negatively affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and it may impact the viability of our current corporate structure, corporate governance and business operations.

The Minister of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law (the “Draft”) in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China. The Draft embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The comment period of the Draft required by MOFCOM ended on February 17, 2015. The Draft, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in following aspects:

Firstly, the Draft expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft, the entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of properties, voting rights or other similar rights of the enterprise; (ii) holding, directly or indirectly, less than 50% of shares, equities, share of properties, voting rights or other similar rights of the enterprise, but falling under any of the following circumstances: (1) having the right to directly or indirectly appoint not less than half of the members of the board of directors or other similar decision-making body of the enterprise; (2) having the ability to ensure that its nominees occupy not less than half of seats in the board of directors or other similar decision-making body of the enterprise; or (3) holding voting rights sufficient to impose significant impacts on any resolution of the board of shareholders, at the general meeting of shareholders, or of the board of directors or other decision-making body of the enterprise; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the VIE.

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

Through our dual-class share structure, our controlling shareholder RPL Holdings Limited, or RPL, which is beneficially owned by three PRC citizens, namely Mrs. Lingyun Guo, Dr. Vincent Wenyong Shi and Mr. Xu Zhou, possesses and controls 53.9% of the total voting power of our company, which means that we may submit documentary evidence to apply for identifying our investment as the investment by Chinese investors. However, the Draft has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the mobile internet industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among our subsidiaries, Beijing Technology and its shareholders of were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. An unfavorable transfer pricing arrangements could, among others, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose late payment penalties and interest on Beijing Technology for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Beijing Technology’s’ tax liabilities increase significantly and they are required to pay late payment penalties and interest.

The shareholders of Beijing Technology may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Certain shareholders of Beijing Technology are our founders or executive officers. Conflicts of interest may arise between the dual roles of those individuals who are both executive officers of our company and shareholders of Beijing Technology. We do not have existing arrangements to address potential conflicts of interest between those individuals and our company and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that such conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

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

Under PRC laws and regulations, our subsidiaries may pay dividends only out of its cumulative profits as determined in accordance with PRC accounting standards and regulations. In addition, they are required to set aside at least 10% of their cumulative after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. The registered capital of NQ Beijing is US$50 million. As of December 31, 2012, NQ Beijing turned into cumulative profit pursuant to PRC accounting standards since its inception and therefore, in accordance with applicable PRC laws and regulations, it set aside US$7.7 million and US$7.3 million statutory reserve as of December 31, 2014 and 2015, respectively.

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

Any loans we issue to our PRC subsidiaries, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Pursuant to Article 18 of the Provisional Rules on Management of Foreign Debt effective on March 1, 2003, the total amount of foreign debts of a foreign-invested company shall be subject to a statutory limit which is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. The current amount of total investment and amount of registered capital of our PRC subsidiaries are US$176.054 million and US$134.15 million, respectively, and the current statutory limits on the loans to the PRC subsidiary is US$41.904 million. Such statutory limits can increase if the amount of total investment of the PRC subsidiary increases; under PRC laws and regulations, the maximum amount of total investment of a foreign-invested company with a registered capital of more than US$12 million shall not exceed three times of its registered capital. For example, loans by us to NQ Beijing to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance NQ Beijing by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, such as Beijing Technology. However, if such loans become necessary for the operations of our PRC subsidiaries or consolidated affiliated entities, these statutory limits and other restrictions may materially and adversely affect our liquidity and ability to fund operations in the PRC by limiting us as a source of cash for these PRC entities. Meanwhile, we are also not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in our line of business.

We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of this offering to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or any consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A significant portion of our business, assets, and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced, to a considerably degree, by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

Operating mobile online games in China requires a series of permits and approvals. For example, we have obtained a license from the Ministry of Culture with respect to the operation of mobile online games. In addition, the Internet publication of mobile online games requires pre-approval from the GAPP. We operate a substantial majority of our mobile online games in collaboration with third parties such as content providers, and such third parties are in charge of obtaining the approvals from GAPP. For the remaining mobile online games we operate, we are responsible for obtaining approvals from GAPP. Because the requirement for GAPP approval of mobile online games was imposed in late 2009 and the approval process is lengthy, GAPP has not yet approved some mobile online games that we operate. With respect to the games that we operate alone, we have not submitted applications for GAPP approval as we are first required to obtain an online publication license from GAPP. We have started the process of obtaining such a license. We cannot assure you that we can obtain an online publication license in a timely manner or at all.

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

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in China are highly regulated. We are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television, or SARFT, the Ministry of Culture, or MOC, Ministry of Industry and Information Technology, or MIIT, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.

We have obtained the ICP licenses for provision of internet information services and internet culture operation licenses for operation of online games. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. Although we do not believe our video sharing function in the user groups requires an internet audio/video program transmission license because such function does not constitute an internet audio/video program service under the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, issued by SARFT, in March 2010, we may be required to obtain an internet audio/video program transmission license from SARFT in order to provide video sharing function through the mobile networks. Further, we may be required to obtain an internet culture operation license for our Music Radar application. As of the date of this annual report, we have not yet to obtain an internet audio/video program transmission license or an internet culture operation license. In the event of any failure to meet the above-mentioned requirements, we may no longer be able to offer video sharing function or music content on our platform or application, which would have a material adverse effect on our business and results of operations. As for Tianya mobile healthcare applications, which provide healthcare consultation services, we are still communicating with competent authorities whether we are required to apply ICP license in order to cover the operation of electronic bulletin board system. If the competent authorities consider the license necessary, we will apply to expand the scope of our ICP license to cover electronic bulletin board system or apply for a new ICP license that includes electronic bulletin board system. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, especially in 2015 significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar as well as other currencies in the future.

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

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. Beijing Technology, our consolidated affiliated entity, was recognized by the Beijing Municipal Science and Technology Commission as a “high and new technology enterprise” on December 24, 2008, and therefore is eligible for the reduced 15% enterprise income tax rate. The qualification as a “high and new technology enterprise” is subject to review by the relevant authorities in China every three years. Beijing Technology was qualified as a high and new technology enterprise and has successfully renewed this status in late 2014, which enabled it to enjoy preferential income tax treatment through 2016. However, if Beijing Technology fails to maintain its “high and new technology enterprise” qualification or renew its qualification when the relevant term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations. In addition, according to the Notice of the State Administration of Taxation on Further Clarifying the Standards for the Implementation of Preferential Policies Regarding Corporate Income Tax during the Transition Period issued on April 21, 2010, or Circular 157, where a resident enterprise is qualified as a high and new technology enterprise, and simultaneously is entitled to a term holiday under the phase-out rules of the EIT Law, the resident enterprise can choose either to enjoy the term holiday based on the phase-out tax rates (i.e., 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and onwards) or enjoy the preferential tax rate of 15% as a high-tech enterprise. However, for taxable years 2008 through 2010, Beijing Technology applied a transitional tax rate of 7.5% as its applicable rate despite the provisions in Circular 157. This EIT rate has been approved by Beijing Haidian District State Tax Bureau as a transitional treatment to allow Beijing Technology to continue to enjoy its unexpired tax holiday under prior law. Since it is uncertain whether the State Administration of Taxation will enforce Circular 157 retrospectively, we cannot assure you that Beijing Technology will maintain the tax benefits it previously enjoyed, or that the local tax authorities will not, in the future, order the return of such tax benefits. NQ Beijing has already obtained the Software Enterprise Certification. Therefore, it qualifies for preferential tax treatment as a “software enterprise” under the EIT Law and is entitled to a two-year exemption from the first year it becomes profitable and a three-year 50% reduction in corporate income tax, upon its filing with its in-charge tax authority. In 2015, the applicable corporate income tax rate of NQ Beijing, NQ Tongzhou and FL Mobile was 12.5%, 0% for Century Hetu.

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

We do not believe that we or our oversea subsidiaries meet all of the conditions above and thus we do not believe that we or our oversea subsidiaries are PRC resident enterprises, though a substantial majority of the members of our management team as well as the management team of our offshore holding companies are located in China. However, we have been advised by our PRC counsel, Jincheng Tongda & Neal, that there remains uncertainty regarding the interpretation and implementation of the EIT Law and its implementation rules, and there is no assurance that we or our oversea subsidiaries will not be treated as a PRC resident enterprise. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income may significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Dividends paid between PRC companies are not generally subject to PRC withholding tax. However, it is unclear whether this exemption applies to foreign companies considered PRC residents under the EIT law. Accordingly, if we or our oversea subsidiaries are treated as a PRC resident enterprise, it is uncertain whether dividends we or our oversea subsidiaries receive from our PRC subsidiaries would be subject to PRC withholding tax.

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

The trading price of our ADSs has been and may continue to be subject to significant fluctuations. From January 1, 2015 to March 15, 2016, the trading price of our ADSs on the New York Stock Exchange ranged from US$2.80 to US$6.54 per ADS, and the closing price on March 15, 2016 was US$3.72 per ADS. The trading price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

In addition, the stock market in general, and the market prices for companies with operations in China in particular have experienced volatility that might have been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies, such as news of the SEC initiating administrative proceedings against and imposing sanctions on the China affiliates of the Big Four public accounting firms for refusing to produce audit work papers and other documents related to China-based companies under investigation by the SEC for potential accounting fraud, may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. The global financial crisis and the ensuing economic recessions in many countries have also contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 the second half of 2011, part of 2012, and since the beginning of 2016. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

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

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We issued Class A common shares represented by our ADSs in our initial public offering. All of our outstanding common shares prior to the initial public offering were redesignated as Class B common shares and our outstanding preferred shares were automatically converted into Class B common shares upon the completion of our initial public offering. In addition, all options issued prior to the completion of our initial public offering entitle option holders to the equivalent number of Class B common shares once the options are vested and exercised. Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power of our outstanding common shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, as of March 15, 2016, our controlling shareholder RPL Holdings Limited owns approximately 10.5% of our outstanding common shares, representing 53.9% of our total voting power. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial and may depress the trading prices of our ADSs. Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our Class A common shares and ADSs.

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

As of March 15, 2016, our directors, executive officers and principal shareholders collectively hold approximately 55.8% of the total voting power of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. If our founders and directors retain their shares in our company, they will continue to have substantial influence over our company in the foreseeable future. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase our ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

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

We will be classified as a “passive foreign investment company,” or “PFIC”, if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our PRC consolidated affiliated entity (Beijing Technology) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity, but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate its operating results in our consolidated financial statements.

Assuming that we are the owner of our PRC consolidated affiliated entity for United States federal income tax purposes, although not free from doubt, we do not believe that we were a PFIC in the taxable year ended December 31, 2015. However, there is a significant risk that we may become a PFIC for our current taxable year ending December 31, 2016 and future taxable years because of changes in the nature of our income and assets, our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or our consolidated affiliated entity was not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

In September 2010, we purchased 33% of the equity interest in FL Mobile, and in November 2012, we increased our equity interest holding to 100%. In May 2014, we entered into a share purchase agreement with Bison Mobile Limited, pursuant to which Bison Mobile Limited agreed to purchase up to 3.75% of the equity interest in FL Mobile Inc., and we have the right but not the obligation to sell up to 2.13% of the equity interest in FL Mobile Inc. to other third party investors. As part of this transaction, we conducted a corporate reorganization in July 2014, under which (i) FL Mobile (Beijing) Co., Ltd. (“FL Beijing”), the wholly owned PRC subsidiary of FL HK, entered into a series of contractual agreements with FL Mobile, pursuant to which FL Beijing exercises effective control over FL Mobile and its subsidiaries and has the right to receive substantially all of their economic benefits and (ii) FL Mobile Inc. acquired 100% equity interest in Best Partners. As a result of the reorganization, FL Mobile became one of our consolidated affiliated entities. FL Mobile Inc. issued shares representing 4.94% of the equity interest to Bison Mobile Limited and other third party investors pursuant to the share purchase agreements entered into prior to December 31, 2014. The share purchase agreements have a redemption right if FL Mobile Inc. does not complete a qualified listing within 12 months after the share purchase is completed. FL Mobile Inc. failed to achieve a qualified IPO within 2015 and consequently we paid US$17.8 million to two shareholders of FL Mobile Inc., namely Bison Mobile Limited and Treasure Getter Limited to redeem the shares held by them. As of December 31, 2015, there were 0.91% equity interest of FL Mobile Inc. held by the other third party investors.

In May 2011, we completed an initial public offering of 7,750,000 ADSs. Each ADS represents five Class A common shares. On May 5, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “NQ.”

In February 2012, Beijing Technology established QingYun (Tianjin) Financial Management Co., Ltd. (“Tianjin QingYun”) as its wholly owned subsidiary. Tianjin QingYun primarily engages in financial management services. As of the date of this annual report, we invested, through Tianjin QingYun, as a limited partner in five PRC limited liability partnerships to primarily make venture investments in China’s mobile Internet industry.

In May 2012, we acquired 55% of the equity interest in NationSky through Beijing Technology. Headquartered in Beijing, NationSky provides mobile services for enterprises in China. In July 2013, we acquired the remaining 45% of the equity interest in NationSky. We divested 100% of our interest in NationSky in December 2015.

In January 2013, we established our wholly owned subsidiary, NQ (Beijing) Co., Ltd. (“NQ Tongzhou”) in China. NQ Tongzhou primarily engages in software design and development for computer and mobile devices and other technology consulting services.

In 2013, we acquired 100% of the equity interest of Beijing Fanyue Information Technology Co., Ltd., (“Fanyue”), Beijing Tianya Co., Ltd. (“Tianya”) and Chengdu Ruifeng Technology Co., Ltd. (“Ruifeng”). Fanyue primarily provides off-line user acquisition services. Tianya mainly engages in mobile healthcare applications development and search engine marketing in the healthcare industry in China. Ruifeng primarily provides enterprise mobility system development and iOS training programs.

In September 2013, we acquired 100% of the equity interest in Best Partners Ltd. (“Best Partners”). Best Partners runs its business mainly through Beijing Wanpu Century Co., Ltd. (“Wanpu Century”), an offer-wall based mobile advertising company and Best Partners’ variable interest entity. Best Partners controlled Wanpu Century through Beijing Wanpu Media Technologies Co., Ltd. (“Wanpu Beijing”), a wholly owned subsidiary of Best Partners. In September 2013, we entered into a contractual arrangement with Wanpu Century, under which we obtained control over Wanpu Century through Wanpu Beijing. In November 2015, the contractual arrangement between Wanpu Century and us was terminated, and Wanpu Century was reorganized as a wholly owned subsidiary of FL Mobile.

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

In June 2015, we acquired 67% of the equity interests in Linkmotion Holdings Ltd (“Linkmotion”). Linkmotion is primarily engaged in development of an optimized software and hardware in vehicle platform, in which everything is controlled by just one computer.

In June 2013, FL Mobile acquired 20% of equity interests in Beijing Century Hetu Software Technology Co., Ltd (“Century Hetu”), which primarily engaged in mobile game development and operation. In October, 2015, FL Mobile acquired the remaining equity interests of Century Hetu.

In August, 2015, we entered into a legally binding framework agreement (the “FL Framework Agreement”) with Beijing Jinxin Rongda Investment Management Co. Ltd. (“Beijing Jinxin”), a subsidiary of Tsinghua Holdings Co., Ltd., to sell our entire stake in FL Mobile Inc., including FL Mobile Inc. and/or its subsidiaries and the assets controlled by FL Mobile Inc. and/or its subsidiaries. This FL Framework Agreement will be terminated at the earlier of (a) one year after its execution, and (b) all parties entering into a binding final agreement. All shareholders of FL Mobile Inc. agreed to sell to Beijing Jinxin the entire stake in FL Mobile Inc. that they held for no less than RMB 4 billion. In January 2016 FL Mobile became a majority owned subsidiary of Beijing Technology through reorganization and termination of contractual arrangements. In February 2016, Beijing Technology, Beijing Jinxin, and Shanghai Houfeng Investment Co., Ltd., the controlling shareholder of Gansu Huangtai Wine-Marketing Industry Co., Ltd. ( “Gansu Huangtai”), a company listed on the Shenzhen Stock Exchange, contemplated a transaction, pursuant to which, Gansu Huangtai would acquire the entire stake of FL Mobile. In March 2016, however, we were informed by Beijing Jinxin that Gansu Huangtai was not able to proceed further with such proposed transaction and Beijing Jinxin remained committed to the binding FL Framework Agreement and would work with us on the completion of the divestment of FL Mobile. In March 2016, FL Mobile was reorganiazed as a majority owned subsidiary of Xinjiang NQ Mobile Venture Capital Investment Co., Ltd. As a further arrangement of the FL Mobile Divestment, later in March 2016, Dr. Vincent Wenyong Shi, our chairman and chief operating officer as well as the chairman of FL Mobile, entered into a termination and share purchase agreement with FL Mobile and us pursuant to which, Dr. Shi will acquire 22% equity interest in FL Mobile by terminating the relevant contractual arrangements and paying us a total consideration of RMB880 million (US$135.5 million).

In October 2015, FL Mobile Hong Kong Limited, which is a wholly owned subsidiary of FL Mobile Inc., acquired 100% of equity interests in Glory Team Ltd. (“Glory”). Glory primarily engages in publishing and operating mobile games overseas.

In December 2015, NQ Tongzhou established NQ Technology (Guizhou) Co., Ltd. (“NQ Guizhou”) in Guizhou Province of China as its wholly owned subsidiary. NQ Guizhou primarily engages in software design and development for computer and mobile devices and other technology consulting services.

In February 2016, Beijing Technology established Xinjiang NQ Mobile Venture Capital Investment Co., Ltd. (“Xinjiang NQ”) in Xinjiang Uygur Autonomous Region of China as its wholly owned subsidiary. Xinjiang NQ primarily engages in investment, venture capital consulting services and other services relating to venture capital.

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with these restrictions, we conduct our operations in China primarily through contractual arrangements between our wholly owned PRC subsidiary NQ Beijing and our consolidated affiliated entity Beijing Technology. Beijing Technology and its subsidiaries hold the qualifications, licenses and permits necessary to conduct our operations in China.

NQ Beijing has entered into a series of contractual agreements with Beijing Technology and its shareholders, which enable us to:

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

Our principal executive office and headquarter in Beijing is located at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing, 100013, the People’s Republic of China. Our telephone number at this address is +86 (10) 8565-5555. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

Overview

We are a leading global provider of mobile Internet services. We have been a pioneer in the consumer mobile security industry since 2005 and have since built a portfolio of offerings including mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications as well as other mobile applications. We currently offer a variety of products and services to consumers and enterprises.

Our vision is to become a leading mobile Internet platform globally. We began our business by offering consumers mobile security services to address the fundamental and rapidly growing needs of smart device users. Over the years, our proprietary, cloud-based security solution has been recognized as effective solutions for detecting and combating mobile security threats. Building upon the success of our mobile security offerings, we expanded our product and service offerings to provide mobile privacy and productivity, and started to offer additional mobile value added services, such as mobile games, mobile entertainment applications and platforms and other mobile applications. We also started to offer a full set of enterprise mobility solutions. Additionally, we began offering our products and services to our channel partners to provide these products and services to their own users. We also enhanced our ability to monetize our mobile users through advertising, mobile games and technology licensing. Our products and services cater to the ever-expanding needs of consumers and enterprises in their usage of mobile devices, and we believe we are well positioned to capture market opportunities presented by the rapidly evolving mobile Internet industry.

We offer products and services in the following main categories:

•	Mobile value added services: Revenues generated from the mobile value added services are derived from the wide range of products and services that we offer to mobile users directly or through numerous channel partners. The majority of our mobile value added services revenues are derived from our mobile game publishing platforms, mobile entertainment applications and platforms, as well as our mobile security and productivity applications. The mobile game publishing revenues are generated through sales of in-game virtual items from numerous mobile games that are either developed or operated by FL Mobile as well as collecting licensing fees for self-developed games. Our live mobile social video platform, Showself, comprises the majority of our mobile entertainment revenues. Additionally, we generate subscription revenues through a Freemium business model from products including NQ Mobile Security Applications, Vault and Family Guardian.

•	Advertising: The revenues generated from advertising services are derived mainly from the monetization and successful third party application referrals in our online and offline advertising networks which were the result of our acquisition of Wanpu Century and Fanyue. We generate advertising revenues mainly on a cost per action, or CPA, basis in the form of third-party application referrals through our advertising network platform and offline channels. We also offer banner advertising to advertisers through our various applications that charge on a cost per time, or CPT, basis. In addition to these online and offline ad network revenue sources, we also generate advertising revenues directly within our set of applications including our mobile security and productivity applications and other mobile applications such as healthcare-related search among others.

•	Enterprise mobility: We offer mobility solutions and services, including system management, application development, business intelligence and maintenance services mainly through Trustek.

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

Mobile Value added Services

A.	Mobile Game Publishing

Through FL Mobile, we publish both third-party and self-developed mobile games. In 2015, FL Mobile operated seven games that ranked among the top 100 grossing applications on Apple’s app store in China. The top revenue-contributing and most anticipated mobile games published and operated by FL Mobile during 2015 are:

•	To Attack Cities and Capture Territories , developed by Aoshitang and exclusively published by FL Mobile, set in the Three Kingdoms period, unprecedently introduces the battle game with instant voice messaging. The experience of 24-hour real-time PVP battles distinguishes the game from other similar SLG games.

•	Snap Three Kingdoms , is a 3D strategy card game developed by Hard Core studio. Users can fight real-time in 3D magnificent battlefields together with thousands of soldiers. It was launched in September 2013.

•	The Tank Storm , developed by Ray Joy and exclusively published by FL Mobile, is the first SLG mobile game with a tank theme. The users can command the most famous types of tanks, either historical or current, and battle in various historical backgrounds and battlefields.

•	Ost Chronicle , is developed by Loong Entertainment and exclusively published by FL Mobile Korea , a wholly owned subsidiary of FL Mobile. This RPG game has a gorgeous frame and wide worldview. Each battle field has a colorful storyline and perfect mission.

•	Cang Qiong Bian , is a 3D MMORPG game developed by Zeus Interactive and exclusively published by FL Mobile Korea, a wholly owned subsidiary of FL Mobile. This game is based on the popular online fantasy novel which is very popular among Chinese netizens.

We generate revenues through operating and publishing contracts with game developers and receiving licensing fees for our self-developed games. Almost all games are free to play and we generate revenues through the sale of in-game virtual items.

B.	Mobile Entertainment Applications and Platforms

We acquired a controlling equity interest in Showself live mobile social video platform, vLife interactive wallpaper, and Doreso Music Radar in the second quarter of 2014, first quarter of 2014, and fourth quarter of 2013 respectively, and began consolidating revenues generated by these businesses in our MVAS segment.

In May 2015, we re-branded these businesses, among others, under the uniform “Showself” brand name, and now these businesses are:

Showself Live Video, which is a leading live mobile social video platform in China. It facilitates real-time video shows from thousands of hosts that perform on our platform, and enable mobile users (audiences) to interact and socialize with these hosts from their mobile devices. The platform also offers a series of in-show mobile games for our mobile users to play. The Showself Live Video revenues have grown significantly in 2015 from last year and have contributed approximately 32% of our total MVAS revenues in 2015.

Showself Desktop, which is our personalized interactive and programmable mobile desktop application offers a wide variety of dynamic and themed-wallpaper and desktop applications for millions of mobile users and devices in China and overseas markets.

Showself Music Radar, which is our world leading solution provider of automatic audio content recognition services offers fast and precise audio search with advanced technology of signing and humming song recognition and can also be embedded and integrated with third party music services.

We monetize these businesses mainly through: i) sales of in-show virtual items; ii) premium content where users pay to download themed and branded content; and iii) advertising in many formats.

C.	Mobile Security, Privacy, Optimization, and Other Applications

We offer a wide range of products and services in the area of mobile security, privacy, optimization, personalized cloud, and family protection. Our current product offerings are in the following categories:

Mobile Security: Our mobile security product “NQ Mobile Security” protects users’ mobile data from viruses, malware, hackers, and spyware. We provide virus scanning, Internet Firewall, financial / social media account protection, and Anti-Eavesdropping. Through “NQ Mobile Easy Finder”, we enable users to remotely locate, track and lock, their lost phones, make phones sound an alarm, send screen messages and wipe phone data to prevent privacy leakage. We also provide data backup and restore tools in both products. “Call Blocker” is one of the most effective apps to prevent unwanted calls or texts. It can also detect and stop one-ring phone scams.

Mobile Privacy: Our mobile privacy product “NQ Mobile Vault” helps users’ control their pictures, videos, contacts, SMS and call logs private, and hiding them from prying eyes.

Mobile Optimization: Our mobile Optimization products “Android Booster” and “Super Task Killer” intelligently tune users’ smart devices to achieve optimum performance.

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

We also provide a cloud security SDK that allows third-party developers to incorporate the function to their own applications and products.

Our consumer mobile products are offered directly under our various NQ brands as well as white labeled and branded by our various channel partners who sell their own versions of these products.

Advertising

The advertising segment consists of revenues we generate from the traffic generated by third party application developers who utilize our online and offline advertising networks as well as through direct advertising within our own traffic derived from our portfolio of applications and users. A significant portion of our advertising revenues in 2015 came from our online and offline advertising networks which were the result of our acquisitions of Wanpu Century and Fanyue in 2013.

In addition to the advertising revenues generated through these advertising networks, we also generate advertising revenues from the portfolio of other mobile applications and channels. We charge our advertisers a pre-determined rate on a CPA basis, and our revenues generated from advertising services depend on the numbers of active users’ clicks and downloads. We generate advertising revenues from mobile game developers and other mobile application developers for utility, music, reading, e-commerce and travel. Through health care applications operated by our subsidiary Beijing Tianya Co., Ltd., or Tianya, we also generate advertising revenues from health care related industries.

Enterprise mobility

Trustek primarily provides enterprise mobility solutions and services, including system management, application development, business intelligence and maintenance services and do maintain ownership of this business.

As employees and knowledge workers increasingly use bring-your-own-device (BYOD) smart mobile devices for both business and personal use, managing work productivity and keeping corporate owned information and sensitive employee data protected have become significant concerns for businesses and employees. We deliver a comprehensive suite of mobility solutions to our clients by architecting mobility strategies, sourcing suitable devices, optimizing and deploying devices and applications, and maintaining ongoing customer support during working hours.

User Acquisition Channels

We have established diversified user acquisition channels through strong relationships with key players in the global mobile ecosystem. We acquire users of our consumer mobile products through pre-installation/pre-load, retail, online channels and viral marketing.

Payment Channels

We collect net revenues from our consumer mobile products through a variety of payment channels. We operate globally with various channel partners that each utilizes different payment processing and collecting systems. We collect payment from our premium users for consumer mobile products through major wireless carriers, mobile payment service providers, prepaid card distributors, and third-party payment processors, including credit card and debit card companies.

Customer Support

For our consumer mobile security business, we operate a 24/7 global customer service center with trained professional staff for customer inquiries and technical support. We provide multiple support channels, including telephone, fax, SMS, email, instant messenger and online forums, among others, to address inquiries and collect user feedback. We deploy more than 60 customer service hotlines to provide multi-lingual assistance to answer user inquiries and resolve technical issues promptly. We have a team of highly trained customer service specialists and technology support personnel. For our mobile games business on the FL Mobile platform, we provide 12/7 multiple support channels, including online instant messenger and telephone hotline, to address inquiries and questions from our users. For our Mobile Entertainment Applications and Platforms, we provide 24/7 support channels. For our enterprise mobility business, Trustek provides customer support through a centralized customer service hotline that operates during working hours.

Research and Development

As of December 31, 2015, our research and development department consisted of 400 engineers and technicians, which does not include any headcount from NationSky given that business was divested in December 2015. Supervisors in charge of our research and development department have educational backgrounds from leading universities in China and have significant industry experience before joining us. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China.

We will also continue to recruit, train, retain and motivate highly trained and qualified research and development staff to maintain our technological advantage. In addition, we will continue to apply for more patents in order to protect our new, innovative ideas and intellectual property.

Intellectual Property

Our business success has benefited from our continuous efforts in obtaining and maintaining intellectual property protection, including and application and registration of patents, trademarks, copyrights and trade secrets. As of December 31, 2015, we had 274 patent registrations, applications and exclusive licenses in China and overseas, including but not limited to patents covering anti-virus, anti-spam firewall, anti-phishing, contact management, agenda management and parental controls, mobile game and advertising, enterprise mobile management. Some of these patents have been issued and are currently held by us, while others are still pending. As of December 31, 2015, 52 of our patents applications have been filed with the United States Patent and Trademark Office, or USPTO, and claim the benefits of initial patent applications, eight of which has been approved by USPTO. Some of the intellectual properties our company currently uses are held by individuals, all of whom have entered into assignment or exclusive patent licensing agreements with us. We have also made 402 copyright registrations and 154 trademark registrations and applications in China and overseas, and have applied with USPTO to register the word “NQ” and related logo as a trademark. In addition, we have 119 registered domain names, including www.NQ.com, our primary operation website, which we licensed from a third party (the “Licensor”) in July 2011. We have been granted an exclusive license for the use of the domain name of www.NQ.com for ten years from July 2011 to June 2021. Unless renewed, upon the expiration or earlier termination of this agreement, the Licensor shall have the right to license the domain name to any other party as the Licensor desires. However, if the Licensor intends to transfer the domain name to another party, we have a right of first refusal. In addition, the Licensor provides us ten years search engine optimization services from July 2011 to June 2021.

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

Seasonality

Seasonal fluctuations and industry cyclicality have had minimal effect on our consumer mobile application and services businesses in the past, and we expect this trend to continue for the foreseeable future. For our enterprise mobility business, we experience seasonality and fluctuations in our quarterly revenues which reflect the seasonal fluctuations driven by our customers’ procurement cycles for mobile devices and enterprise software. China-based enterprises typically procure IT related services toward the end of the year. As a result, our revenues in the second half of the year are higher than the first. Finally, the advertising business in general has seasonal factors that tend to show more strength in the second half of the year compared to the first half of the year. We expect to see this type of trend generally in advertising, especially as our own advertising network expands.

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

The mobile services market in China and globally is competitive. On the mobile security front, we compete directly with (i) domestic PC/mobile security vendors such as Qihoo 360, Tencent, Cheetah Mobile and Kingsoft (ii) overseas security software providers such as Avast, Symantec, McAfee, AVG, Trend Micro, F-Secure and Kaspersky, and (iii) other emerging companies offering mobile security products, such as Lookout. While we have focused on providing mobile security services since the founding of our company, most of our competitors are traditional PC anti-virus providers who later entered into the mobile security market.

For our mobile game publishing business, we compete primarily with other mobile game operators in China, such as Chukong Holdings Ltd, China Mobile Games & Entertainment Group Ltd, iDreamSky Technology Ltd and KunLun. For our enterprise mobility business, our primary business is Trustek and will compete with among other integrated enterprise mobility service providers, including NationSky, a business we divested in 2015.

As a mobile Internet Platform business, including attracting, engaging, and monetizing mobile users across multiple products, services and applications and focusing on traffic, we compete in China with many of the largest platform companies including Tencent, Baidu and Qihoo 360. We also have numerous products, services and applications that compete on a stand-alone basis with other technology companies including, but not limited to, Shazam, YY, and numerous other advertising platforms and networks.

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

Regulation on the Telecommunications Industry

Types of Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of the PRC, or the Regulations on Telecommunications, which was amended on July 29, 2014, and which regulates the telecommunications industry and other related activities and services within the PRC. The MIIT regulates the telecommunications industry on a national level while the provincial-level communications administrative bureaus, or the CABs, supervise and regulate the telecommunications industry in their respective administrative regions. The Regulations on Telecommunications classifies telecommunications services into two main categories: (1) core telecommunications services and (2) value-added telecommunications services, and further divides each main category into several sub-categories. According to the Catalog for Classification of Telecommunications Businesses, which became effective on April 1, 2003, and Catalog for Classification of Telecommunications Businesses (2015 version), which will be effective on March 1, 2016, our business operates under the provision of information services through mobile networks and the Internet, thus fitting into the category of value-added telecommunications services.

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

On May 19, 2015, the MII issued Administrative Provisions on Short Message Services (the “Regulation of SMS”), which was effective on June 30, 2015. The Regulation of SMS indicates that any SMS operators should obtain a telecommunications license under the law. Basic telecommunications service operators shall not provide network or service access used for business operations for SMS providers without a license. The Regulation of SMS clearly underlines that any entity or individual should not send commercial short messages to recipients without their consent or request. If a recipient consents to receiving and then clearly refuses to receive short messages, operators should stop sending him messages. In addition, SMS providers should introduce a complaint-handling mechanism, publish contract information and accept complaints relating to SMS.

Telecommunications Networks Code Number Resources

On January 23, 2014, the MII issued the amendment of Administrative Measures on Telecommunications Networks Code Number Resources to administer the code number resources including mobile communications network code number. According to the administrative measures, the entity shall apply to the MII for a code number to be used in the inter-provincial operations and shall apply to the relevant CAB for a separate code number for intra-provincial operations. The administrative measures specify the qualifications for a code number, required application materials and application procedures.

Specifications for Telecommunications Services

On March 13, 2005, the MII issued the Specifications for Telecommunications Services specifying the telecommunications service qualities to which all telecommunications mobile payment service providers in the PRC should conform, which was effective on April 20, 2005. It also requires all telecommunications services providers to establish a sound service quality management system and make periodical reports to the relevant telecommunications authorities.

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

Regulations Concerning Internet and Mobile Businesses

Online Music and Entertainment

On November 20, 2006, the MOC issued Several Suggestions of the MOC on the Development and Administration of Internet Music, or the Suggestions, which became effective on the same date. The Suggestions, among other things, reiterate the requirement for an internet service provider to obtain an internet culture operation license to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions clarifying whether music products will be regulated by the Suggestions or how such regulation would be carried out.

On August 18, 2009, the MOC promulgated the Notice on Strengthening and Improving the Content Review of Online Music, or the Online Music Notice. According to the Online Music Notice, only “internet culture operating entities” approved by the MOC may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the MOC. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

In 2011, the MOC greatly intensified its regulation of the provision of online music products. According to the series of Notices on Clearing Online Music Products that are in Violation of Relevant Regulations promulgated by the MOC since January 7, 2011, entities that provide any the following will be subject to relevant penalties or sanctions imposed by the MOC: (a) online music products or relevant services without obtaining corresponding qualifications, (b) imported online music products that have not passed the content review of the MOC or (c) domestically developed online music products that have not been filed with the MOC. Thus far, we believe that we have eliminated from our platform any online music products that may fall into the scope of those prohibited online music products thereunder.

Broadcasting Audio/Video Programs through the Internet

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the SARFT on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by SARFT is required. Foreign invested enterprises are not allowed to carry out such business.

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the MOC, the SARFT, the GAPP, the CSRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SARFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SARFT, or complete certain registration procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT. In a press conference jointly held by SARFT and MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, SARFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to register their business and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past. On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual program services into four categories.

In 2012, the SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2013, SARFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any internet dramas or micro films that were produced by any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as a producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that online audio/video content, including internet drama and micro films, be filed with the relevant authorities before release. As of the date of this annual report, we have not obtained an audio/video program transmission license, and we will apply to obtain the license.

Regulations on Internet Publication and Cultural Products

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by the General Administration of Press and Publication and the Ministry of Industry and Information Technology on June 27, 2002 and became effective on August 1, 2002. Pursuant to the Internet Publication Measures, any act by an internet information service provider to select, edit and process content or programs and to make such content or programs available on the internet for the public to read, use and download shall constitute an internet publication. The provision of online games is deemed an internet publication activity and therefore, an online game operator shall obtain an Internet Publishing License so that it can directly offer its online games to the public in the PRC. As of the date of this annual report, we have not yet obtained an internet publishing license, and are in the process of preparing the application documents.

Regulations on Online Games and Foreign Ownership Restrictions

Pursuant to the Guidance Catalog, the internet culture business (other than online music business) falls within the category of industries prohibiting foreign investment. On February 17, 2011, the Ministry of Culture issued the revised Interim Provisions on the Administration of Internet Culture, or the Internet Culture Interim Provisions, effective as of April 1, 2011. According to the Internet Culture Interim Provisions, “internet cultural products” are defined as including the online games specially produced for Internet and games reproduced or provided through Internet. Provision of operating Internet cultural products and related services is subject to the approval of the Ministry of Culture or its provincial counterpart.

On June 3, 2010, the Ministry of Culture promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures governs the research, development and operation of online games and the issuance and trading services of virtual currency. Under the Online Game Measures, all operators of online games, issuers of virtual currencies and providers of virtual currency trading services, or Online Game Business Operators, are required to obtain internet culture operation licenses. An internet culture operation license is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license.

In addition, Online Game Business Operators should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online game business operators are also prohibited from (i) setting compulsory matters in the online games without game users’ consent; (ii) advertising or promoting the online games that contain prohibited content, such as anything that compromise state security or divulges state secrets; and (iii) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. The Online Game Measures also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between online game business operators and game users, with no conflicts with the rest of clauses in such service agreements.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the General Administration of Press and Publication, or the Regulation on Three Provisions. On September 14, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the Ministry of Culture overall jurisdiction to regulate the online game industry, and granted the General Administration of Press and Publication the authority to issue approvals for the internet publication of online games. Specifically, (i) the Ministry of Culture is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (ii) subject to the Ministry of Culture’s overall administration, General Administration of Press and Publication is responsible for the pre-examination and approval of the internet publication of online games; and (iii) once an online game is launched, the online game will be only administrated and regulated by the Ministry of Culture. As of March 31, 2015, three of the 20 online games we offered had completed the filing with the Ministry of Culture. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

On September 28, 2009, the General Administration of Press and Publication, the National Copyright Administration and the National Working Group to Eliminate Pornography and Illegal Publications jointly issued the Circular on Consistent Implementation of the Stipulation on the Three Provisions of the State Council and the Relevant Interpretations of the State Commission for Public Sector Reform and the Further Strengthening of the Pre-examination and approval of Online Games and the Approval and Examination of Imported Online Games, or the GAPP Notice. The GAPP Notice explicitly prohibits foreign investors from directly or indirectly engaging in online game business in China, including through consolidated affiliated entities. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online game operations, whether (i) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (ii) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online game platforms that are ultimately controlled or owned by foreign companies. The GAPP Notice reiterates that the General Administration of Press and Publication is responsible for the examination and approval of the import and publication of online games and states that downloading from the internet is considered a publication activity, which is subject to approval from the General Administration of Press and Publication.

Regulations Relating to Internet Content and Information Security

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities. Beijing Momo, as an ICP license holder, is subject to these measures.

Internet information in China is also regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. As an ICP license holder, Beijing Momo is subject to the laws and regulations relating to information security.

In August 2013, the MOC issued the Administration Measures on Content Review by Internet Culture Operating Entities, or the Content Review Measures, which became effective on December 1, 2013. According to the Content Review Measures, an internet culture operating entity shall censor and review its products and services to be provided to the public to ensure that such products and services do not contain any content prohibited by law, and the censor record shall be kept for at least two years. Internet culture operating entities shall adopt technical measures to conduct real-time censor over the products and services, set up internal content control department and establish content control policies. If the internet culture operating entity identifies any illegal content, it shall immediately suspend the products or services containing such content and preserve relevant record, and, in the event that such illegal content might lead to material issues, report to provincial branch of MOC. Besides, under the Measures for the Administration of Medical Advertising stipulated by SAIC and MOH on November 10, 2006, any medical institution is allowed to publish any advertisement provided that it has obtained an Examination Certificate for Medical Advertisements. Besides, any advertising operator is obliged to check and examine the Examination Certificate for Medical Advertisements of the medical instruction who is intend to publish advertisements on such platform, as well as verification the contents of the advertisement. Based on the consequences, any advertising operator who infringes the Measures for the Administration of Medical Advertising will be disqualified by SAIC, as well as a warning or a fine of RMB100,000 or not more than RMB30,000.

Regulations Concerning Advertising Businesses

Regulation on Advertising Business and Conditions on Foreign Investment

The SAIC is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include:

Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and effective since February 1, 1995;

Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987; and

Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

According to the above regulations, companies that engage in advertising activities must each obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

Under the Administrative Regulations on Foreign-Invested Advertising Enterprises, promulgated in 2008, there is no longer any maximum foreign shareholding percentage restriction applicable to foreign-invested advertising enterprises. However, foreign investors are required to have at least three years prior experience of operating an advertising business outside of China as their main business before receiving approval to directly own a 100% interest in an advertising company in China. Foreign investors with at least two years prior experience of operating an advertising business outside China as their main business are allowed to establish a joint venture with domestic advertising enterprises to operate an advertising business in China.

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

Software Enterprises

A PRC enterprise that develops one or more software products and meets the Certifying Standards and Administrative Measures for Software Enterprises (which was effective on February 6, 2013), promulgated by the MII, Ministry of Education, Ministry of Science and Technology and the State Administration of Taxation, or the SAT on October 16, 2000, can be certified as a “software enterprise.” The certification standards for software enterprises include the following:

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

Enterprises that qualified as “software enterprises” are entitled to certain preferential treatments in the PRC. According to the Circular on Relevant Policies for Encouraging the Development of the Software and Integrate Circuit Industries (Circular No. 25) (2000) by the Ministry of Finance and the State Administration of Taxation, or the SAT, newly-established software manufacturing enterprises (i.e. those established after July 1, 2000) may be exempt from income tax in the first two years of profitability and enjoy 50% income taxes reduction for the next three years, such policy is known as the “Two Free, Three Half” preferential policy. According to Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry (2011), a software production enterprise newly established within China may, upon certification, enjoy the Two Free, Three Half preferential treatment. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that, the software production enterprises and the integrated circuit production enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the enterprise income tax reductions and exemptions within specified periods as provided in the Notice 2008 No. 1. An enterprise which became profitable in or before 2007 and started enjoying the enterprise income tax reductions and exemptions within specified periods may continue to enjoy the relevant preferential treatment from 2008 until the expiration of the specified periods.

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

Foreign Investments in Software Development Industry

According to the Catalog of Industries for Guiding Foreign Investment amended in 2015, foreign investment is encouraged in the software development and production sector. As such, there are no restrictions on foreign investment in the software development industry in the PRC aside from business licenses and other permits that every software development entity in the PRC must obtain.

Regulations on Internet Domain Name and Content

Internet Domain Name

Internet domain names in the PRC are regulated by the Administrative Measures on the PRC Internet Domain Name, which were promulgated by the MII and which came into effect on December 20, 2004, and the CNNIC Implementing Rules of Domain Name Registration (2012). Domain name service organizations accept applications for network domain names; successful applicants become holders of the registered domain names after registration. Holders needs to pay operation fees on time to keep the registered domain names, otherwise the domain name registrar may revoke the domain names. In case there is any change to the registration information of a domain name, the holder shall file the changes with the domain name registrar within 30 days after such a change. The CNNIC is responsible for the administration of .cn domain names and domain names in Chinese language. Disputes in respect of domain names are regulated by the Measures on Resolution of Disputes regarding Domain Names which were issued by CNNIC and revised on May 28, 2012, and shall be settled by organizations approved by the CNNIC.

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

Regulations on Technology Export

The Technology Import and Export Administrative Regulations of the PRC promulgated by the State Council on December 10, 2001 and the Regulations for the Implementation of the Trademark Law of PRC which came into effect on January 1, 2002, and revised on January 8, 2011, requires approval of imports and exports of restricted technology, and registration of contracts to import or export unrestricted technology. Software is part of the technology governed by this regime. To implement this requirement, the Administrative Measures for Registration of Technology Import and Export Contracts, or the Registration Measures, was promulgated by the Ministry of Commerce, or the MOFCOM and become effective on March 1, 2009; the Administrative Measures on Prohibited and Restricted Technology Exports, or the Technology Export Measures was jointly promulgated by the MOFCOM and the Ministry for Science and Technology and become effective on May 20, 2009, and the Administrative Measures on Prohibited and Restricted Technology Imports, or the Technology Import Measures was promulgated by the MOFCOM and become effective on March 1, 2009. Pursuant to these regulations, the technology within the prohibited list for import and/or export shall not be imported and/or exported, permit for import and/or export shall be obtained by the importer and/or exporter if the technology to be imported and/or exported are listed within the restricted list for import and/or export. For any import or export technology, the relevant department of commerce is responsible for the registration of contracts for such technology import or export.

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

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends in foreign-invested enterprises include the Foreign-invested Enterprise Law promulgated by the Standing Committee of the National People’s Congress, as amended on October 31, 2000, and the Implementation Rules of the Foreign-invested Enterprise Law issued by the State Council, as amended on February 19, 2014.

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

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involve the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals must be transacted upon approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE promulgated the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, or Circular 78 (which has been revised on February 15, 2012). Under Circular 78, PRC citizens who participate in stock incentive plans or equity compensation plans by an overseas publicly listed company are required to engage a PRC agent through the PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE.

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

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular No. 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including higher requirement for registered capital, restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. Under relevant regulations, our PRC resident founders are required to register their investments in our company with the SAFE. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and are in the process of updating the registration to reflect the recent changes to our corporate structure.

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

Regulations Relating to Dividend Withholding Tax

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

In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

C.	Organizational Structure

As of March 15, 2016, we mainly operate our business through the following significant subsidiaries and consolidated affiliated entities:

•	Beijing NQ Technology Co., Ltd., or Beijing Technology, our consolidated affiliated entity in the PRC;

•	NQ Mobile (Beijing) Co., Ltd., or NQ Beijing, our wholly owned subsidiary in the PRC;

•	FL Mobile Jiutian Technology Co., Ltd.*, or FL Mobile, a majority owned subsidiary of Xinjiang NQ in the PRC;

•	NQ (Beijing) Co., Ltd., or NQ Tongzhou, our wholly owned subsidiary in the PRC;

•	Beijing Fanyue Information Technology Co., Ltd., or Fanyue, a wholly owned subsidiary of FL Mobile in the PRC;

•	Beijing Wanpu Century Co., Ltd., or Wanpu Century, a wholly owned subsidiary of FL Mobile in the PRC;

•	NQ International Limited, our wholly owned subsidiary in Hong Kong;

•	Beijing NQ Mobile Co., Ltd., or NQ Yizhuang, our wholly owned subsidiary in the PRC;

•	Beijing Showself Technology Co., Ltd., or Showself, a majority owned subsidiary of Beijing Technology in the PRC;

•	Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., or Xinjiang NQ, a wholly owned subsidiary of Beijing Technology in the PRC.

*	Also previously translated as Feiliu Jiutian Technology Co., Ltd.

D.	Property, Plants and Equipment

Our principal executive office and headquarter in Beijing is located on premises comprising approximately 6114 square meters at 11 Heping Li East Street, Dongcheng District, Beijing, China, which we lease from an unrelated third party. We plan to renew our lease when it expires. The premises are shared by NQ Beijing, Beijing Technology and some subsidiary companies. The lessor of the leased premises in Beijing has valid title to the property. We believe that our existing facilities are adequate for our current and foreseeable requirements.

We also lease an aggregate of approximately 9917 square meters of office space in Beijing, Tianjin, Shanghai, Shenzhen, Taipei, Hong Kong, Gyeonggi-do and Texas all from unrelated third parties.

We made capital expenditures of US$1.6 million, US$3.7 million and US$0.5 million for the years ended December 31, 2013, 2014 and 2015 respectively. Our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

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

Overview

We are a leading global provider of mobile Internet services. We have been a pioneer in the consumer mobile security industry since 2005 and have since built a portfolio of offerings including mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications as well as other mobile applications. We currently offer a variety of products and services to consumers and enterprises.

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

We generate revenues primarily through (i) mobile value added services, which include mobile game publishing, mobile entertainment applications and platforms, and mobile security, productivity and other applications, (ii) mobile advertising and (iii) mobile enterprise mobility. Our total net revenues increased from US$196.7 million in 2013 to US$332.3 million in 2014 and US$406.7 million in 2015. We had a net loss of US$1.9 million, US$76.7 million and US$1.3 million in 2013, 2014 and 2015. Our adjusted net income attributable to NQ Mobile Inc., which is determined by adding back share-based compensation expenses to our net income attributable to NQ Mobile Inc. presented in accordance with U.S. GAAP, is another measure used by our management to evaluate our operating performance. We had adjusted net income attributable to NQ Mobile Inc. of US$53.5 million, US$7.1 million and US$15.3 million in 2013, 2014 and 2015, respectively.

We incur significant share-based compensation expenses in the course of our business as we have issued share-based awards in order to motivate and retain talent and pursuant to earn outs in certain of our acquisitions. We incurred US$55.4 million, US$83.8 million and US$16.6 million in share-based compensation expenses for the fiscal year ended December 31, 2013, 2014 and 2015, respectively. The granting or acceleration of our share-based awards will materially and adversely affect our financial results in the periods over the vesting period of the newly granted options and restricted shares.

Our results of operations are affected by PRC laws, regulations and policies relating to value-added telecommunications services. Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services in China, we rely on a series of contractual arrangements with Beijing Technology and its shareholders to conduct our business in China. We do not hold equity interests in Beijing Technology. As a result of these contractual arrangements, we are the primary beneficiary of Beijing Technology.

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

The growth of the mobile entertainment industry

We generate mobile entertainment revenues from operating a variety of applications and services that interest consumers including Showself Live Video, our live mobile social video platform, Showself Desktop and Lockscreen, our programmable and interactive wallpaper and desktop lockscreens, and Showself Music Radar, our audio-based search application that enables consumers to search and find music and songs based on singing or humming input. This is a highly fragmented and competitive market and our ability to deliver quality applications that engage the users and compel them to purchase in-app items, pay for premium download or to deliver enough traffic to generate mobile advertising occurrences is the key.

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

The growth of enterprise mobility industry

In December 2015, we completed the divestment of NationSky and therefore going forward the growth of the enterprise mobility segment will be primarily driven by our Trustek business. Trustek is primarily engaged in providing enterprise mobility solutions and services, including hardware supplies, system management, application development, business intelligence and maintenance services. As employees and knowledge workers increasingly use bring-your-own-device (BYOD) smart mobile devices for both business and personal use, managing work productivity and keeping corporate owned information and sensitive employee data protected have become significant concerns for businesses and employees. Enterprise mobility is a relatively new and fast-growing industry in China and around the world and we believe factors such as IT consumerization, BYOD adoption and availability of smart mobile devices at affordable prices are the key drivers for the growth of enterprise mobility across different industry sectors.

Foreign Exchange Risks

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Discussion of Selected Statements of Comprehensive Income Items

Net Revenues

We recognize revenues net of value added tax business tax and related surcharges. We derive our net revenues primarily from (i) mobile value added services, which include mobile game publishing, mobile entertainment applications and platforms, and mobile security, productivity and other applications, (ii) mobile advertising and (iii) mobile enterprise mobility. We generate mobile game publishing revenues from operating free-to-play mobile games that monetize through sales of in-game virtual items. We generate mobile entertainment applications and platform revenues primarily from our live mobile social video platform where mobile users can interact with hosts and monetize through the sale of in-app virtual items and games. For our consumer mobile security services, we focus on mobile security, privacy protection and productivity services and provide for free the basic functions of such services, such as the anti-malware scanning, anti-spam, contact back-up and restore functions. We charge our users a subscription fee for subscribing to our premium services, such as access to continual updates of our virus library and advanced privacy protection services, on a monthly, quarterly, semi-annual or annual basis. We generate advertising revenues on CPA and CPT basis through our mobile security applications, mobile games, advertising network platform and offline channels. For our enterprise users, we derive enterprise mobility product revenues from sales of mobile hardware and enterprise mobility service revenues from the offering of managed mobility services. In addition, we derive a portion of our net revenues from other sources, such as secured download and technology development services to third parties. In December 2015 we completed the divestment of NationSky and will have less revenues from this segment going forward compared to recent periods.

Due to the expansion of our business and diversification of our revenue streams, we re-classified our revenues into the following categories beginning in 2013: mobile value added services (including mobile game publishing, mobile entertainment applications and platforms, and consumer mobile security, productivity and applications.), enterprise mobility, advertising services and other services. As a result, we re-classified in the consolidated results of operations table, and the presentation of the revenue categories for the years ended December 31, 2013, 2014 and 2015 in this annual report are in conformity with these new revenue categories.

Mobile game publishing revenues are derived from third-party developed mobile games and self-developed mobile games. We enter into exclusive or joint operation agreements with game developers for licensed mobile game applications. Game players can download the free-to-play games and pay to acquire virtual currency which can be redeemed in the games for in-game virtual items. Pursuant to agreements signed between us and game developers, revenues from the sales of virtual currency to be used for the purchase of virtual items are shared between us and the game developers based on a pre-agreed ratio for each game. We also generate mobile games revenues from offering virtual items in self-developed mobile games and collect license fees of our self-developed mobile games. Within the storefronts, game players can download our free-to-play games and pay to acquire virtual currency which can be redeemed in the games for in-game virtual items.

Mobile Entertainment Applications and Platforms consists primarily from our live mobile social video platform - Showself, revenues are mainly derived from the sale of virtual currency which can be used to purchase virtual presents and items in the Rooms. All the Rooms can be accessed for free. Our operating entities primarily cooperate with independent third-party distributors to sell our virtual currency through the annual distribution agreements with these distributors. Pursuant to the distribution agreements with these distributors, each distributor is responsible for sales of virtual currency for one or more of our communities through developing and engaging sales agents who directly sell the virtual currency to users. We have discretion to determine the price of the virtual currency sold to sales agents or users. In addition, we take overall responsibility of the content or performances provided by hosts in our community. Consequently, we recognize revenue on a gross basis pursuant to ASC 605-45.

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

	For the Year Ended December 31,
	2013				2014				2015
	Domestic		Overseas		Domestic		Overseas		Domestic		Overseas
	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Service Revenues (1)
Mobile value added services	51,954	36.3	51,565	96.4	67,052	23.1	39,051	92.2	104,336	28.3	35,252	92.3
Enterprise mobility	14,174	9.9	—	—	16,035	5.5	—	—	27,416	7.5	—	—
Advertising services	36,623	25.6	—	—	72,825	25.1	78	0.2	69,379	18.8	2,342	6.1
Other services	1,617	1.1	1,942	3.6	1,422	0.5	3,219	7.6	4,730	1.3	622	1.6
Product Revenues
Enterprise mobility	38,827	27.1	—	—	132,642	45.8	—	—	162,614	44.1	—	—
Total net revenues	143,195	100.0	53,507	100.0	289,976	100.0	42,348	100.0	368,475	100.0	38,216	100.0

(1)	Due to the expansion of our business and diversification of our revenue streams, we re-classified our revenues into the following categories in 2013: mobile value added services (including consumer mobile security, mobile games, and live mobile social video platform), enterprise mobility, advertising services and other services. As a result, we re-classified in the above table, within this annual report, the presentation of the revenue categories for the years ended December 31, 2013, 2014 and 2015 in conformity with these new revenue categories.

Net revenues from mobile value added services, which included mobile game publishing, mobile entertainment applications and platforms and consumer mobile security and productivity applications increased from 2013 to 2015. The increase in mobile value added service revenues was primarily due to the increase in mobile game revenues and the inclusion of live mobile social video platform revenues, partially offset by the decrease in consumer mobile security revenues. The increase in mobile game revenues was primarily the result of the continuing expansion of FL Mobile’s business in both domestic and overseas markets. The inclusion of live mobile social video platform revenues is the result of the consolidation of Showself. The decrease in consumer mobile security revenues was primarily due to moving our focus away from premium security subscription-based revenues and focusing more on other consumer mobile applications and services.

Net revenues from advertising services increased from 2013 to 2015, due primarily to (i) the acquisitions of Fanyue, Best Partners and Tianya in 2013; and (ii) our launch of the offer wall in March 2013, through which we generated advertising revenues when users download third-party sponsored applications and games from the offer wall.

We recorded net revenues from enterprise mobility products and services of US$53.0million, US$148.7 million and US$190.0 million in 2013, 2014 and 2015, respectively. Our net revenues from enterprise mobility products and services were generated primarily from Trustek and NationSky.

Cost of Revenues

Cost of revenues primarily consists of: (i) payments to third parties in connection with user acquisition, (ii) salaries and benefits for employees that provide customer services and other support directly related to our products and services, (iii) payments paid to or retained by mobile payment service providers and third-party payment processors, (iv) revenues shared with third-party content providers for entertainment applications and platforms, advertising services and mobile games, and (v) hardware procurement costs.

We acquire users primarily through viral marketing, or word-of-mouth marketing, pre-installation and online download. We provide online downloads of our products and services via various third-party websites, including online advertising networks, Internet portals and mobile application stores. We pay such third parties a fee for each registered user account acquired through them. Payments to these third parties increased from 2013 to 2015 as we acquired more users through them during these periods. We also pay fees to handset manufacturers to pre-install our applications on their handsets. As we further expand our global user base and grow our revenue, we expect payments to third parties in connection with user acquisition to continue to increase.

Salaries and benefits for employees that provide customer services and other support directly related to our products and services increased from 2013 to 2015, primarily reflecting the expansion of customer services and product support teams.

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

Our hardware procurement costs include the majority of the cost of revenues incurred by Trustek and Nationsky which operates at a much lower gross margin than our mobile value added services and advertising services. These costs should decrease as we completed the divestiture of NationSky in December 2015, which comprised the majority of the enterprise mobility financial performance historically.

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

	For the Years ended December 31,
	2013		2014		2015
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Selling and marketing expenses	25,810	21.5	29,962	16.1	26,752	22.1
General and administrative expenses	77,026	64.0	131,001	70.2	65,458	54.0
Research and development expenses	17,437	14.5	25,665	13.7	29,020	23.9

Total operation expenses	120,273	100.0	186,628	100.0	121,230	100.0

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

The payment channels include primarily wireless carriers, service providers, independent distributors of prepaid cards, and third-party payment processors.

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

We operate live mobile social video communities, including Showself Live Video and Lehai Live Video. The community contains thousands of real time video rooms (“Room”) with user-created content provided by hosts and online users, and broadcasted to the ‘Rooms’ viewers. We are responsible for providing a technological infrastructure to enable the hosts, online users and viewers to interact through live online social video platforms.

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

We estimate the playing periods of paying users based on available data obtained since we launched the platform in April 2014 and another platform in October, 2015. On a quarterly basis, we determine the estimated average playing period for paying players, beginning at the time of a payer’s first purchase on our platform and ending on a date when that paying player is no longer active. We then calculate the average of the time periods from the first purchase date to the date the player is expected to cease playing on our platform to determine the total average playing period. We recognized revenue directly for payment from users, which used for instant consumable virtual good related to Room’s hosts. For payment used for virtual goods that are durable to be consumed and those consumed by end users, the group recognized deferred revenue and amortizes the amount over the estimated average playing period of paying users.

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

Enterprise Mobility Revenues

Enterprise mobility revenues are derived principally from hardware sales to enterprise users, technology and software development for provision of mobility solution, and commission income shared from mobile network operators, all of which are provided on a stand-alone basis in the years of 2014 and 2015.

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

Before 2012, we principally engaged in consumer mobile security and other services and operated and managed this business as a single segment. In 2012, we expanded our business by the acquisition of NationSky in enterprise mobility services and the acquisition of FL Mobile and its subsidiary, Red, in mobile games and advertising services. In 2013, 2014 and 2015, we enhanced our business in enterprise mobility services and traffic services by a series of acquisitions, and generate revenue from the operations of such businesses. See Note 4 of our financial statements– “Business Combination” for more details.

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

We generate our revenues from customers in the PRC and overseas. Net revenues from customers in the PRC were US$143.2 million, US$290.0 million and US$368.5 million in 2013, 2014 and 2015, respectively. Net revenues from our overseas customers were US$53.5 million, US$42.3 million and US$38.2 million in 2013, 2014 and 2015, respectively.

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

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit during the impairment test period.

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

Allowance for Doubtful Accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. We review the receivable balances on a periodic basis and make specific allowances based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. If any of our intermediaries with significant outstanding receivable balances were to become insolvent or unable to make payments in a timely manner, or refuse to pay us, we would have to make further provisions or write off the relevant amounts if the potential for recovery is considered remote.

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

Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as compensation expenses in the period and thereafter when the performance goal becomes probable to achieve.

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

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred tax assets is operating loss carryforwards generated by our PRC subsidiaries and VIE due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2013, 2014 and 2015, we recognized a valuation allowance of US$4.4 million, US$7.9 million and US$6.9 million against deferred tax assets, respectively. If we subsequently determine that all or a portion of the carryforwards are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of comprehensive income.

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

	For the Years ended December 31,
	2013		2014		2015
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Net Revenues(1)
Service Revenues (1)
Mobile value added services	103,519	52.6	106,103	31.9	139,588	34.3
Advertising services	36,623	18.6	72,903	21.9	71,721	17.6
Enterprise mobility	14,174	7.2	16,035	4.9	27,416	6.8
Other services	3,559	1.8	4,641	1.4	5,352	1.3
Product Revenues
Enterprise mobility	38,827	19.8	132,642	39.9	162,614	40.0

Total net revenues	196,702	100.0	332,324	100.0	406,691	100.0

Cost of revenues
Cost of services	(43,557)	(22.1)	(98,235)	(29.6)	(158,446)	(39.0)
Cost of products sold	(37,371)	(19.0)	(128,416)	(38.6)	(160,906)	(39.6)

Total cost of revenues (2)	(80,928)	(41.1)	(226,651)	(68.2)	(319,352)	(78.6)

Gross profit	115,774	58.9	105,673	31.8	87,339	21.5

Operating expenses
Selling and marketing expenses (2)	(25,810)	(13.1)	(29,962)	(9.0)	(26,752)	(6.6)
General and administrative expenses (2)	(77,026)	(39.2)	(131,001)	(39.4)	(65,458)	(16.1)
Research and development expenses (2)	(17,437)	(8.9)	(25,665)	(7.8)	(29,020)	(7.1)

Total operating expenses	(120,273)	(61.1)	(186,628)	(56.2)	(121,230)	(29.8)

Income/(Loss) from operations	(4,499)	(2.3)	(80,955)	(24.4)	(33,891)	(8.3)

Interest income/(expense), net	411	0.2	(5,360)	(1.6)	(4,662)	(1.1)
Realized gain on available-for-sale investments	5	0.0	65	0.0	1,435	0.4
Realized gain on disposal of a subsidiary	—	—	—	—	56,211	13.8
Impairment loss	—	—	(5,967)	(1.8)	(15,452)	(3.8)
Foreign exchange gain/(loss), net	1,784	0.9	(391)	(0.1)	(1,693)	(0.4)
Gain on change of interest in an associate	—	—	—	—	—	—
Other income, net	2,083	1.1	19,514	5.9	6,778	1.7

Income/(Loss) before income taxes	(216)	(0.1)	(73,094)	(22.0)	8,726	2.1

Income tax expense	(1,117)	(0.6)	(5,518)	(1.7)	(9,243)	(2.3)

Share of profit from an associate	—	—	—	—	—	—

Net income/(loss)	(1,333)	(0.7)	(78,612)	(23.7)	(517)	(0.1)

(1)	Due to the expansion of our business and diversification of our revenue streams, we re-classified our revenues into the following categories in 2013: mobile value added services (including consumer mobile security mobile games and live mobile social video platform), enterprise mobility, advertising services and other services. As a result, we re-classified in the above table, within this annual report, the presentation of the revenue categories for the years ended December 31, 2013, 2014 and 2015 in conformity with these new revenue categories.

(2)	Share-based compensation expense included in:

	For the Years ended December 31,
	2013		2014		2015
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Cost of revenues	370	0.2	263	0.1	164	0.0
Selling and marketing expenses	2,310	1.2	1,430	0.4	683	0.2
General and administrative expenses	50,708	25.8	81,129	24.4	16,077	4.0
Research and development expenses	2,016	1.0	1,022	0.3	(366)	(0.1)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues Our total net revenues increased by 22.4% from US$332.3 million in 2014 to US$406.7 million in 2015, primarily due to the increase in net revenues from growth in our enterprise mobility products and services segment as well as growth in our mobile valued added services segment.

•	Net revenues from mobile value added services, which included mobile game publishing revenues, revenues from live mobile social video platforms, and consumer mobile security and productivity revenues, increased by 31.6% from US$106.1 million in 2014 to US$139.6 million in 2015. This increase was primarily the result of the growth in mobile gaming revenues and live mobile social video platform revenues. The growth in mobile game revenues was driven by the continued expansion of FL Mobile’s business in both domestic and overseas markets. The strong growth in our live mobile social video platform revenues was due to the strong growth at our Showself platforms.

•	Net revenues from advertising services decreased by 1.6% from US$72.9 million in 2014 to US$71.7 million in 2015, primarily due to slower smartphone sales and shipments which impacted our advertising network revenues for the fiscal year.

•	Net revenues from enterprise mobility products and services increased by 27.8% from US$148.7 million in 2014 to US$190.0 million in 2015, which included net revenues from enterprise mobility products of US$162.6 million, and net revenues from enterprise mobility services of US$27.4 million primarily due to the strong growth of NationSky and Trustek.

•	Net revenues from other services increased by 15.3% from US$4.6 million in 2014 to US$5.4 million in 2015. Revenues from other services are generated primarily by providing technical services to third parties. As this business is driven by individual projects, revenues from other services fluctuate considerably from period to period.

Cost of Revenues Our total cost of revenues increased by 40.9% from US$226.7 million in 2014 to US$319.4 million in 2015. This increase was primarily due to: (i) an increase in hardware procurement costs (ii) an increase in user acquisition cost and (iii) an increase in revenue sharing costs incurred mainly for our mobile game business and live mobile social video platform business.

Gross Profit and Margin As a result of the foregoing, our gross profit decreased by 17.3% from US$105.7 million in 2014 to US$87.3 million in 2015. Our gross margin decreased from 31.8% in 2014 to 21.5% in 2015. This decrease was primarily due to the impact from the enterprise mobility business, which has much lower gross margin than other portions of our business. The other primary reason for the decline in gross profit and gross margin is the free charge of mobile security services in domestic markets and higher customer acquisition costs and revenue sharing costs, incurred mainly for our mobile game business and live mobile social video platform business.

Operating Expenses Our total operating expenses decreased by 35% from US$186.6 million in 2014 to US$121.2 million in 2015.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 10.7% from US$30.0 million in 2014 to US$26.8 million in 2015. This decrease was primarily due to the decrease in promotional activities within our consumer mobile security businesses and a reduction in expenditiures within the consumer mobile security businesses. Due to the fact that the Company has been moving its focus away from premium mobile security services. The selling and marketing expenses related to our enterprise business were US$7.1 million in 2015, increased from US$4.7 million in 2014. The increase was mainly due to the increase in staff costs, traveling and other expenses.

General and Administrative Expenses. Our general and administrative expenses decreased by 50.0% from US$131.0 million in 2014 to US$65.5 million in 2015. The decrease was primarily due to lower share based compensation expenses due to less performance-based share options granted in relation to the Company’s acquisitions in 2015 compared with that in 2014.

Research and Development Expenses. Our research and development expenses increased by 13.1% from US$25.7 million in 2014 to US$29.0 million in 2015. This increase was primarily due to the hiring of more research and development personnel, which led to the increase in staff costs.

Loss from Operations. As a result of the foregoing, we had a loss from operations of US$33.9 million in 2015, compared to a loss from operations of US$81.0 million in 2014.

Income Tax Expense. Our income tax expense increased by 67.3% from US$5.5 million in 2014 to US$9.2 million in 2015. The increase was primarily due to the increased tax liability associated with the gain from the disposal of the NationSky business.

Net loss attributable to NQ Mobile Inc. As a result of the foregoing, we had a net loss of US$1.3 million in 2015, compared to a net loss of US$76.7 million in 2014.

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

Net revenues from advertising services increased by 99.1% from US$36.6 million in 2013 to US$72.9 million in 2014, primarily due to increased monetization through advertising and promotional revenue in the form of third party application referrals through our mobile security services, mobile games, advertising network platforms and offline channels.

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

Cost of Revenues Our total cost of revenues increased by 180.1% from US$80.9 million in 2013 to US$226.7 million in 2014. This increase was primarily due to: (i) an increase in hardware procurement costs from US$37.4 million in 2013 to US$128.5 million in 2014 following our acquisitions of NationSky in May 2012 and Trustek in January 2014; (ii) an increase in user acquisition cost from US$19.7 million in 2013 to US$26.8 million in 2014, primarily as payments to handset manufacturers and distributors for pre-installation and to third-party websites increased as we acquired more registered user accounts and active user accounts through these channels; (iii) amortization of intangible assets resulted from the acquisition activities; and (iv) an increase in staff cost from US$5.3 million in 2013 to US$11.7 million in 2014, mainly in the form of increased salary and headcount as our overall business continues to expand. Our cost of services increased by 125.5% from US$43.6 million in 2013 to US$98.2 million in 2014. Our cost of products sold increased by 243.6% from US$37.4 million in 2013 to US$128.5 million in 2014. Our cost of products sold is primarily due to hardware procurement cost for NationSky and Trustek’s enterprise mobility business.

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

Loss from Operations. As a result of the foregoing, we had a loss from operations of US$81.0 million in 2014, compared to a loss from operations of US$4.5 million in 2013.

Income Tax Expense. Our income tax expense increased by 394.0% from US$1.1 million in 2013 to US$5.5 million in 2014. The increase was primarily due to the increase in the income of our subsidiaries and consolidated affiliated entities in the PRC, offset by the tax benefits from our deferred tax assets.

Net loss attributable to NQ Mobile Inc. As a result of the foregoing, we had a net loss of US$76.7 million in 2014, compared to a net income of US$1.9 million in 2013.

Discussion of Segment Operations

In our management’s view, we operate through two operating segments: consumer and enterprise. Both are reportable segments.

Net revenues from our consumer segment accounted for 53.3% of our total net revenues in the year ended December 31, 2015. Net revenues from our enterprise segment accounted for 46.7% of our total net revenues in the year ended December 31, 2015. We recognize revenues from consumer mobile security services as we deliver the services and revenues from consumer mobile games when the game players consume the virtual items. We recognize revenues from enterprise mobility products when users acknowledge the receipt of the hardware and software delivered and title and risk of loss have been transferred to the users.

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

The following tables list our net income by reportable segments for the years ended December 31, 2015, 2014 and 2013.

	For the Year ended December 31, 2015
	Consumer	Enterprise	Consolidated
	(in thousands of US$)
Net Revenues
Service revenues
Mobile value added services	139,588	—	139,588
Advertising services	71,721	—	71,721
Enterprise mobility	—	27,416	27,416
Other services	5,352	—	5,352
Product revenues
Enterprise mobility	—	162,614	162,614

Total Net Revenues	216,661	190,030	406,691

Cost of revenues	(147,544)	(171,808)	(319,352)

Gross profit	69,117	18,222	87,339

Operating expenses
Sales and marketing expenses	(19,698)	(7,054)	(26,752)
General and administrative expenses	(60,843)	(4,615)	(65,458)
Research and development expenses	(16,031)	(12,989)	(29,020)

Total operating expenses	(96,572)	(24,658)	(121,230)

Loss from operations	(27,455)	(6,436)	(33,891)

Interest income/(expense), net	(4,001)	(661)	(4,662)
Realized gain on disposal of a subsidiary	56,211	—	56,211
Realized gain on available-for-sale investments	1,435	—	1,435
Impairment loss	(12,913)	(2,539)	(15,452)
Foreign currency exchange gain/(loss), net	(1,693)	—	(1,693)
Other income/(expense), net	3,776	3,002	6,778
Profit/(loss) before income taxes	15,360	(6,634)	8,726

Income tax expense	(9,072)	(171)	(9,243)

Net income/(loss)	6,288	(6,805)	(517)

	For the Year ended December 31, 2014
	Consumer	Enterprise	Consolidated
	(in thousands of US$)
Net Revenues
Service revenues
Mobile value added services	106,103	—	106,103
Advertising services	72,903	—	72,903
Enterprise mobility	—	16,035	16,035
Other services	4,641	—	4,641
Product revenues
Enterprise mobility	—	132,642	132,642

Total Net Revenues	183,647	148,677	332,324

Cost of revenues	(92,172)	(134,479)	(226,651)

Gross profit	91,475	14,198	105,673

Operating expenses
Selling and marketing expenses	(25,307)	(4,655)	(29,962)
General and administrative expenses	(126,491)	(4,510)	(131,001)
Research and development expenses	(17,905)	(7,760)	(25,665)

Total operating expenses	(169,703)	(16,925)	(186,628)

(Loss) from operations	(78,228)	(2,727)	(80,955)

Interest (expense)/income	(5,382)	22	(5,360)
Realized gain on available-for-sale investments	65	—	65
Investment impairment	(5,967)	—	(5,967)
Foreign currency exchange (loss)/gain, net	(391)	—	(391)
Other income/(expense), net	18,389	1,125	19,514

(Loss)/Income before income taxes	(71,514)	(1,580)	(73,094)

Income tax (expense)/benefit	(5,766)	248	(5,518)

Net loss	(77,280)	(1,332)	(78,612)

	For the Year ended December 31, 2013
	Consumer	Enterprise	Consolidated
	(in thousands of US$)
Net Revenues
Service revenues
Mobile value added services	103,519	—	103,519
Advertising services	36,623	—	36,623
Enterprise mobility	—	14,174	14,174
Other services	3,559	—	3,559
Product revenues
Enterprise mobility	—	38,827	38,827

Total Net Revenues	143,701	53,001	196,702

Cost of revenues	(41,430)	(39,498)	(80,928)

Gross profit	102,271	13,503	115,774

Operating expenses
Sales and marketing expenses	(23,143)	(2,667)	(25,810)
General and administrative expenses	(74,966)	(2,060)	(77,026)
Research and development expenses	(15,063)	(2,374)	(17,437)

Total operating expenses	(113,172)	(7,101)	(120,273)

(Loss)/Income from operations	(10,901)	6,402	(4,499)

Interest income	393	18	411
Realized gain on available-for-sale investments	5	—	5

Foreign currency exchange gain/(loss), net	1,784	—	1,784
Other income/(expense), net	2,073	10	2,083

(Loss)/Income before income taxes	(6,646)	6,430	(216)

Income tax expense	(555)	(562)	(1,117)

Net (loss)/income	(7,201)	5,868	(1,333)

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5% and 1.5% and 3%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future.

Recent Accounting Pronouncements

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and IFRS. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the five steps: 1) identify the contract(s) with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; 5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. This amendments shall be applied retrospectively either to each prior reporting periods or with the cumulative effect of initially applying this amendments recognized at the date of initial application. In August of 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-14, Revenue from Contracts with Customer (Topic 606): Deferral of the Effective Date. This ASU was fairly straight forward and simple as it defers the effective date of ASU 2014-09, Revenue from Contracts with Customers, for all entities. With the issuance of ASU 2015-14, public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is in process of evaluating the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the new revenue recognition guidance in 2018.

In June 2014, the FASB issued guidance on “Stock Compensation – Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The amendments clarify that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. No matter when the performance target becomes probable of being achieved, the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group had evaluated that there is no impact on the consolidated financial statements of adopting this guidance.

In April 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. It requires companies to present debt issuance costs the same way they currently present debt discounts, as a direct deduction from the carrying value of that debt liability. ASU 2015-03 does not impact the recognition and measurement guidance for debt issuance costs. For public businesses, ASU No. 2015-03 will be effective for fiscal years starting after December 15, 2015, including any interim periods within those years. Early adoption of ASU No. 2015-03 will be allowed for financial statements that have yet to be issued. The amendments of ASU No. 2015-03 must be applied retrospectively, where the balance sheet of each presented individual period is adjusted to indicate the period-specific impact of using the new guidance. During the transition phase, a business must adhere to the appropriate disclosures for an adjustment in an accounting principle. Such disclosures include why the change in accounting principle is occurring, the method of transition, a explanation of the previous period’s information that was retrospectively adjusted, and how the change impacts the financial statement line items (i.e., debt issuance cost asset and the debt liability).The Group had evaluated that there is no impact on the consolidated financial statements of adopting this guidance.

In July 2015, the FASB issued No. ASU No. 2015-11, Simplifying the Measurement of Inventory. This ASU changes the measurement principle for inventories valued under the FIFO or weighted-average methods from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by the FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This ASU does not change the measurement principles for inventories valued under the LIFO method. The amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group is in process of evaluating the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the new guidance in the year of 2017.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The update eliminates the requirement to classify deferred tax assets and liabilities as noncurrent or current within a classified statement of financial position. Current guidance requires entities to classify deferred taxes as noncurrent or current. Under ASU 2015-17, a reporting entity is required to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. Current guidance requiring the offsetting of deferred tax assets and liabilities of a tax-paying component of an entity and presentation as a single noncurrent amount is not affected. The amendment applies to all entities that present a classified statement of financial position. The update is effective for public business entities issuing financial statements for the annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early application is permitted for financial statements as of the beginning of an interim or annual reporting period. Entities may apply the update prospectively to all deferred tax assets and liabilities and taxes, or retrospectively for all periods presented. If an entity applies the update prospectively, the entity shall disclose the nature and reason of the change in accounting principle and disclose that the prior periods were not retrospectively adjusted. If an entity adopts the update retrospectively, the entity shall disclose the nature and reason of the change in accounting principle and disclose the quantitative effects of the accounting change on prior periods. The Group had evaluated that there is no impact on the consolidated financial statements of adopting this guidance.

The FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-01 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted for all public business entities and all nonpublic business entities upon issuance. The Group is in process of evaluating the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the new revenue recognition guidance in 2019.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through private placements of preferred shares to investors, the proceeds of our initial public offering in May 2011, the proceeds of our convertible senior notes offering in October 2013, proceeds from our occasional divestment of subsidiary business and cash generated from operations. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months.

In October 2013, we issued US$172.5 million in aggregate principle amount of 4.00% Convertible Senior Notes due October 15, 2018 (the “Notes”) at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 39.0472 American depository shares (“ADSs”) per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$25.61 per ADS).

In November 2015, we entered into an agreement with a former member of management of NationSky and an independent third party company to divest all of the equity interests of NationSky for a total cash consideration of RMB510 million. On December 30, 2015, we closed this transaction and received all the consideration.

As of December 31, 2015, we had US$118.6 million in cash and cash equivalents, and US$134.1 million in term deposits. Cash and cash equivalents represent cash on hand, demand deposits and other short-term highly liquid investments placed with banks that have original maturities of three months or less and are readily convertible to known amounts of cash. Term deposits are bank deposits with maturity terms of four to twelve months, which expect no risk of principal loss.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year ended December 31,
	2013	2014	2015
	(in thousands of dollars)
Net cash provided by (used in) operating activities	24,274	6,211	(11,970)
Net cash used in investing activities	(41,450)	(21,017)	(19,110)
Net cash provided by/(used in) financing activities	176,751	(13,306)	1,427
Effect of exchange rate changes on cash and cash equivalents	1,281	1,378	(4,759)

Net increase/(decrease) in cash and cash equivalents	160,856	(26,734)	(34,412)
Cash and cash equivalents at the beginning of the year	18,862	179,718	152,984

Cash and cash equivalents at the end of the year	179,718	152,984	118,572

Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and offset future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their abilities to transfer net assets to us in the form of dividends, loans or advances. Total restricted net assets of our PRC subsidiaries and consolidated affiliated entities were US$79.0 million, US$93.5 million and US$89.6 million as of December 31, 2013, 2014 and 2015, respectively. Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We may rely principally on dividends and other distributions on equity paid by our PRC and HK subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and HK subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

According to the exclusive technical consulting services agreement between Beijing Technology and NQ Beijing, Beijing Technology pays to NQ Beijing quarterly service fees, the amount of which is determined unilaterally by NQ Beijing. The cash held by Beijing Technology and its subsidiaries can be transferred to NQ Beijing through this method.

Cash held by our PRC subsidiaries, within China can be transferred to their respective shareholders outside of China through dividend payments. Such transfer will incur cost in the form of PRC withholding tax of 10%, as disclosed in this annual report under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law which would have a material adverse effect on our results of operations.”

The following table sets forth a breakdown of our cash and cash equivalents located inside and outside the PRC, respectively, for the periods indicated:

	As of December 31,
	2013	2014	2015
	(in thousands of dollars)
Cash and cash equivalents located outside of the PRC	158,980	22,074	4,701
Cash and cash equivalents located inside the PRC	20,738	130,910	113,871
Beijing Technology and its subsidiaries	11,579	8,013	64,480
Other entities consolidated by us	9,159	122,897	49,391

Cash and cash equivalents	179,718	152,984	118,572

The following table sets forth a breakdown of our term deposits located inside and outside the PRC, respectively, for the periods indicated:

	As of December 31,
	2013	2014	2015
	(in thousands of dollars)
Term deposits located outside of the PRC	—	—	—
Term deposits located inside the PRC	103,331	116,284	134,055
Beijing Technology and its subsidiaries	70,528	68,891	63,139
Other entities consolidated by us	32,803	47,393	70,916

Term deposits	103,331	116,284	134,055

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

Net cash used in operating activities amounted to US$12.0 million in 2015, as compared to US$6.2 million net cash provided by operating activities in 2014. Non-cash expenses consisting principally of share-based compensation of US$16.6 million, depreciation and amortization of US$15.5 million and realized gain from the disposal of Nationsky of US$56.2 million, an increase in accounts receivable of US$34.9 million and an increase in accounts payable of US$19.6 million. The decrease in share-based compensation expenses was mainly due to less performance-based share options granted in relation to the Company’s acquisitions in 2015 compared with that in 2014.

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

Investing Activities

Net cash used in investing activities largely reflected placement and maturities of term deposits, cash paid for equity investment and for business acquisitions, bridge loans paid in connection with completed and ongoing investments, purchase of property and equipment and intangible assets and proceeds from disposals of available-for-sale investments.

Net cash used in investing activities amounted to US$19.1 million in 2015, primarily attributable to cash paid for equity investment of US$21.9 million, cash paid for business acquisitions of US$25.3 million, cash paid for acquisition of non-controlling shareholder interest US$16.7 million, partially offset by Cash received from disposal of subsidiaries US$ 77.2 million.

Net cash used in investing activities amounted to US$21.0 million in 2014, primarily attributable to cash paid for equity investment of US$3.4 million cash paid for business acquisitions of US$23.0 million, partially offset by cash received from the disposal of non-controlling shareholder interest US$21.6 million, as well as bridge loans collected of US$4.4 million.

Net cash used in investing activities amounted to US$41.5 million in 2013, primarily attributable to cash paid for equity investment of US$28.4 million, cash paid for business acquisitions of US$14.9 million, bridge loans made in connection with completed and ongoing investments of US$6.7 million, partially offset by bridge loans collected of 1.2 million, as well as proceeds from disposals of available-for-sale investments of 7.6 million.

Financing Activities

Net cash provided by financing activities amounted to US$1.4 million in 2015, primarily attributable to bank borrowings.

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

Capital Expenditures

We made capital expenditures of US$1.6 million, US$3.7 million and US$0.5 million for the years ended December 31, 2013, 2014 and 2015, respectively. Our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development” for a description of the research and development aspect of our business and “Item 4. Information on the Company — B. Business Overview — Intellectual Property” for a description of the protection of our intellectual property.

Research and development expenses consist primarily of salaries and benefits for research and development personnel. We expect our research and development expenses to increase as we intend to hire more research and development personnel to increase performance levels of existing products and services and develop new products and services. We incurred US$17.4, US$25.7 million and US$29.0 million in research and development expenses in 2013, 2014 and 2015, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2015 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015 by specified categories:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of dollars)
Operating Lease Obligations (1)	7,346	3,898	3,419	29	—
Long-term Debt Obligations (2)	177,963	177,963	—	—	—
Total	185,309	181,861	3,419	29	—

(1)	Operating lease obligations are primarily related to the lease of office spaces in mainland China and the United States. The expiration dates for these leases ranged from 2016 to 2020 and are renewable upon negotiation.
(2)	Long-term borrowing includes principle and interests that are derived from 4.00% senior convertible debts, presumed no conversion would occur.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2015.

G.	Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Name	Age	Position/Title
Vincent Wenyong Shi, Ph.D	38	Chairman and Chief Operating Officer
ZeminXu	52	Director and Chief Executive Officer
Justin Chen	45	Director and President
Jun Zhang	51	Independent Director
William Tiewei Li	52	Independent Director
Chun Ding	44	Independent Director
Ethan Hu, Ph.D	45	Independent Director
Roland Wu	39	Chief Financial Officer
Matthew Mathison	39	Vice President, Capital Markets

Vincent Wenyong Shi is a founder of our company. Dr. Shi has served as our chairman since December 2014, our director since January 2011, our chief operating officer since our inception in October 2005 and our acting chief financial officer from August 2014 to June 2015. He is responsible for the operations of our company, including management of business operations, channel development, online business development and customer support. Dr. Shi also served the chairman of the board of directors of Beijing Wangnuo Xingyun Technology Co., Ltd., Beijing Yuanxin Technology Co., Ltd. and another private company. Dr. Shi received a Ph.D and a master’s degree in geographic information system and a bachelor’s degree in computer science from Peking University.

Zemin Xu has served as our director and chief executive officer since December 2014 and our president from December 2010 through December 2014. Mr. Xu has served as a member of the audit committee, strategy and development committee, compensation committee and evaluation committee of Hengxin Mobile Business Co., Ltd., a company listed on the Shenzhen Stock Exchange, since January 2012. From January 2007 to November 2010, Mr. Xu was the vice president and the business development and strategic marketing general manager of Asia Info-linkage, Inc., which was a NASDAQ listed company. Prior to that, Mr. Xu worked at Internet Security One (China) Co., Ltd., where he served as the chief operating officer and the executive vice president in charge of day-to-day operations from March 2005 to November 2006. Before joining Internet Security One (China) Co., Ltd., Mr. Xu served multiple positions with business and management functions in the posts and telecommunications sector in Tianjin for over ten years. Mr. Xu received an MBA degree from the Business School of Nanyang Technological University in Singapore.

Justin Chen has served as our President and General Counsel since February 2016 and our director since July 2014. Mr. Chen is a California-licensed attorney and is a counsel at PacGate Law Group. Before joining PacGate Law Group, Mr. Chen was the chief executive officer of Starvax Inc., a biotechnology company based in Beijing, China from 2003 to 2005. Mr. Chen was an attorney at Intellectual Property Law Group, LLP in San Jose, California from 1998 to 2003. Mr. Chen received a juris doctor degree and a master’s degree in biochemistry from the University of Iowa and a bachelor’s degree from Peking University.

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

William Tiewei Li has served as our independent director since May 2012. From 1998, Mr. Li has worked for Beijing Zhongchuang Telecom Test Co., Ltd., or Beijing Zhongchuang, a company listed on Shanghai Stock Exchange as the vice president, general manager, financial director and assistant to the general manager. Prior to joining Beijing Zhongchuang, Mr. Li worked for World Capital Market (US) Investment Co., Ltd., or World Capital Market, from October 1997 to November 1998, during which he set up the Beijing representative office and served as the chief representative. Mr. Li joined World Capital Market from Jardin Fleming Securities Ltd. where he was mainly responsible for business related to B-shares and overseas listings from May 1996 to October 1997. Mr. Li holds a bachelor’s degree in engineering from Changchun University of Technology in China, a master’s degree in economics from Renmin University, and an MBA degree from the University of Edinburgh.

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

Ethan Hu has served as our independent director since February 2016. Dr. Hu has served as a director and the chief financial officer of Frankenman Medical Equipment Limited, a leading surgical device company in China, since 2014. From 2011 to 2014, Dr. Hu worked as a vice president of CITIC PE Investment Limited, a recognized private equity firm in China. Prior to that, Dr. Hu was a principal at Lilly Asian Ventures from 2007 to 2010 and an associate director of Novartis Oncology from 2004 to 2007. Dr. Hu received an MBA degree from the University of Chicago, a Ph.D. degree in molecular and cell biology from the University of Maryland and a bachelor’s degree from Peking University.

Roland Wu has served as our chief financial officer since June 2015 and was our director from December 2014 to February 2016. Mr. Wu has extensive experience and in-depth capital markets knowledge, having served in financial industry over the last fourteen years. He has served as Executive Director of Winshine Science Company Limited since 2014 and as independent director of T3 Mobile Inc. since 2014. In addition, Mr. Wu was Executive Director of Bestway International Holdings Limited from 2013 to 2014. Additionally, Mr. Wu served as a portfolio manager at Haitong International Asset Management Company from 2010 to 2013 and as an investment analyst at Baoying Fund Management Co., Ltd. from 2006 to 2009. Mr. Wu received an MBA from Nankai University and a Bachelor of Computer Science from Beijing Jiaotong University.

Matthew Mathison has served as our vice president of capital markets since July 2013. Before joining our company, Mr. Mathison served as president of WP Asset Management, a registered investment advisor in the U.S. and acted as general partner of Proconex Partners LLC from January 2012 through June 2013. Before that, he was president of Wedge Partners Corporation from 2004 to 2011, responsible for leading the sales efforts of the company’s technology-focused research and trading business and worked as an institutional sales representative at Goldman Sachs from 2000 to 2004. Mr. Mathison received a bachelor’s degree in finance from Brigham Young University’s Marriott School of Management.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2015, we paid an aggregate of approximately US$1.7 million in cash to our executive officers and directors. We also paid an aggregate of approximately US$0.07 million in cash compensation and granted 193,920 restricted shares to our non-executive directors in 2015. For the fiscal year ended December 31, 2015, our PRC subsidiaries made contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by law. We did not set aside or accrue any pension or other retirement benefits for our named executive officers and directors for the fiscal year ended December 31, 2015.

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

The 2011 Share Plan

Under the 2011 Share Plan, as amended, the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the plan shall be 13,000,000 plus an annual increase on the first day of each fiscal year, beginning in 2012, equal to the total number of shares underlying the options or other awards granted in the preceding year that remain outstanding, or such lesser amount of Class A common shares as determined by the board. Thus, unless our board of directors determines to add a lesser amount of shares to the number of shares reserved under the 2011 Share Plan on or before the first day of each fiscal year, the maximum number of shares that can be issued in that year pursuant to all awards granted under the 2011 Share Plan is 13,000,000. As of March 15, 2016, 118,325 restricted shares and options to purchase 10,555,835 Class A common shares have been granted and were outstanding under the 2011 Share Plan. In addition, as of March 15, 2016, 442,740 restricted ADSs were also granted and outstanding under the 2011 Share Incentive Plan.

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

Plan Administration The plan administrator is our board or a committee of one or more members of our board.

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

The 2007 Global Share Plan

On June 7, 2007, we adopted our 2007 Global Share Plan to motivate, retain and attract talent and promote the success of our business. We amended the 2007 Global Share Plan on December 15, 2007, April 26, 2010, December 15, 2010 and February 28, 2011. Our board of directors authorized the issuance and reservation of up to 44,415,442 common shares under the Plan. As of March 15, 2016, options to purchase 11,655,610 common shares have been granted and were outstanding under the 2007 Global Share Plan.

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

The following table summarizes the outstanding options and restricted shares that our directors, executive officers and other individuals as a group beneficially owned as of March 15, 2016.

Name	Class A Common Shares Underlying Outstanding Options/Restricted Shares		Class B Common Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Vincent Wenyong Shi	—		6,000,000		1.52	February 28, 2011	(1)
Zemin Xu	—			*	0.40	December 15, 2010	(1)
		*	—		N/A	July 8, 2014	N/A
Jun Zhang		*	—		N/A	July 8, 2014	N/A
William Tiewei Li		*	—		N/A	July 10, 2012	N/A
		*	—		N/A	July 8, 2014	N/A
Matthew Mathison		*	—		1.67	July 1, 2013	(1)
		*	—		0.74	April 7, 2015	(1)
Other individuals as a group	11,311,015		4,655,610		0.07-2.6 (2)	August 8, 2007 – January 30, 2015 (2)	(1)

*	The aggregate number of common shares underlying the outstanding options held by the option grantee or restricted shares is less than 1% of our total outstanding shares.
(1)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of the grant.
(2)	We granted stock options to other individuals under the 2007 Global Share Plan and the 2011 Share Plan on the following dates and at the following exercise prices: (i) on August 8, 2007, 4,260,000 options, on November 8, 2007, 1,420,000 options and on December 15, 2010, 5,500,000 options, each with an exercise price of $0.07 per share, (ii) on February 8, 2008, 3,779,500 options, on August 8, 2008, 3,323,500 options, on April 8, 2009, 4,649,500 options and on December 8, 2009, 1,059,000 options, each with an exercise price of $0.25 per share, (iii) on August 8, 2010, 5,123,500 options, on November 8, 2010, 235,500 options and on December 15, 2010, 2,604,117 options, each with an exercise price of $0.40 per share, (iv)on February 28, 2011, 2,020,000 options with an exercise price of $1.52 per share,(v) on March 15, 2011, 1,020,942 options with an exercise price of $1.52 per share, (vi) on June 13, 2011, 3,925,000 options with an exercise price of $0.80 per share, (vii) on November 2, 2011, 1,000,000 options with an exercise price of $0.91 per share, (vii) on December 22, 2011, 4,029,500 options with an exercise price of $0.95 per share, (viii) on July 10, 2012, 3,985,450 options with an exercise price of US$1.35 per share, (ix) on January 2, 2013, 6,037,000 options with an exercise price of US$1.18 per share, (x) on July 1, 2013, 1,065,000 options with an exercise price of US$1.67 per share, and (xi) on August 1, 2014, 62,500 options with an exercise price of US$1.31 per share. Among the total number of options granted to other individuals, 28,640,950 had been exercised, 8,036,250 had become expired or forfeited, and 250,000 had been cancelled, leaving a total number of 14,011,445 options outstanding as of March 15, 2016.

We granted restricted shares to other individuals under the 2007 Global Share Plan and the 2011 Share Plan on the following dates: (i) on May 5, 2011, 1,075,000 restricted shares, (ii) on July 10, 2012, 2,287,630 restricted shares, (iii) on July 27, 2012, 2,893,750 restricted shares, (iv) on January 2, 2013, 3,000,000 restricted shares, (v) on February 19, 2013, 189,105 restricted shares, (vi) on July 1, 2013, 1,710,000 restricted shares, (vii) on May 15, 2014, 250,000 restricted shares, (viii) on June 27, 2014, 1,500,000 restricted shares, (ix) on July 8, 2014, 1,525,000 restricted shares, (x) on January 30, 2015, 2,079,020 restricted shares, (xi) on April 8, 2015, 1,860,000 restricted shares, (xii) on April 29, 2015, 350,000 restricted shares, (xiii) on June 26, 2015, 50,000 restricted shares, (xiiii) on December 14, 2015, 2,351,845 restricted shares. Among the total number of restricted shares granted to other individuals, 16,031,689 had been vested, 2,597,293 had become expired or forfeited and 453,750 had been cancelled, leaving a total number of 1,955,180 restricted shares outstanding as of March 15, 2015.

C.	Board Practices

Our board of directors currently consists of seven directors, including four independent directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Dr. Ethan Hu, Mr. Jun Zhang, and Mr. William Tiewei Li. Dr. Ethan Hu is the chairman of our audit committee. Each of Dr. Hu, Mr. Zhang, and Mr. Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for the following, among others:

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

Compensation Committee. Our compensation committee consists of Mr. Jun Zhang, Dr. Ethan Hu and Mr. William Tiewei Li. Mr. Zhang is the chairman of our compensation committee. Each of Mr. Zhang, Dr. Hu and Mr. Li satisfies the “independence” requirements of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, the following, among others:

•	reviewing and approving the total compensation package for our chief executive officers;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. William Tiewei Li, Mr. Jun Zhang and Dr. Ethan Hu, and is chaired by Mr. William Tiewei Li. Each of Mr. Li, Mr. Zhang and Dr. Hu satisfies the “independence” requirements of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for the following actions, among others:

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

We had 1,233, 1,742 and 1,019 employees as of December 31, 2013, 2014 and 2015, respectively. The change of employee number in 2015 is maily due to the divestment of NationSky. The following table sets forth the number of our employees by function as of December 31, 2015.

Operating Division	Number of Employees	Percentage of Total
General and administration	60	5.9%
Research and development	456	44.8%
Operations	213	20.9%
Business development	290	28.4%

Total	1,019	100.0%

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

Class A Common Shares

As of March 15, 2016, we had 430,504,041 Class A common shares outstanding (excluding 12,084,305 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of options or the vesting of restricted shares and 892,495 Class A common shares that we repurchased from open market but not cancelled). In addition, as of March 15, 2016, we have granted, and have outstanding, options to purchase 10,555,835 Class A common shares and 11,655,610 Class B common shares, 118,325 restricted shares and 442,740 restricted ADSs to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.”

Class B Common Shares

As of March 15, 2016, we had 50,352,971 Class B common shares outstanding.

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 15, 2016, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 15, 2016, the most recent practicable date, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 480,857,012 common shares outstanding as of March 15, 2016.

	Class A Common Shares Beneficially Owned				Class B Common Shares Beneficially Owned				Total Common Shares Beneficially Owned				Total Voting Power
	Number		% (1)		Number		% (2)		Number (3)		% (4)		% (5)
Directors and Executive Officers:**
Vincent Wenyong Shi (6)	2,395,000		0.6		55,602,941		100.0		57,997,941		11.9		56.6
Zemin Xu (7)		*		*		*		*		*		*		*
Justin Chen (8)		*		*	—		—			*		*		*
Jun Zhang (9)		*		*	—		—			*		*		*
William Tiewei Li (10)		*		*	—		—			*		*		*
Chun Ding (11)	13,424,830		3.1		—		—		13,424,830		2.8		1.4
Ethan Hu	—		—		—		—		—		—		—
Roland Wu(12)		*		*	—		—			*		*		*
Matthew Mathison (13)		*		*	—		—			*		*		*
All Directors and Executive Officers as a group	18,904,313		4.4		56,602,941		100.0		75,507,254		15.5		58.6
Principal Shareholders:
RPL Holdings Limited (14)	—		—		50,352,941		100.0		50,352,941		10.5		53.9

*	Less than 1% of our total outstanding shares.
**	Except for Messrs. Jun Zhang, William Tiewei Li, Ethan Hu, Matthew Mathison and Chun Ding, the business address of our directors and executive officers is c/o No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, the People’s Republic of China. The business address of Mr. Matthew Mathison is 4514 Travis St, Dallas, Texas, 75205, United States of America. The business address of Mr. Jun Zhang is 1F, Jade Bird Building, 207 Chengfu Road, Haidian District, Beijing 100871, the People’s Republic of China. The business address of Mr. William Tiewei Li is C12/F, Beijing International Building, No. 18 Zhongguancun Nan Dajie, Haidian District, Beijing 100081, the People’s Republic of China. The business address of Mr. Chun Ding is One Maritime Plaza, Suite 1107, San Francisco, CA, 94111, United States of America. The business address of Dr. Ethan Hu is 108 S, Jinfen Rd, High-New District, Suzhou, Jiangsu, the People’s Republic of China.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group by the sum of the number of Class A common shares outstanding and the number of Class A common shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after March 15, 2016. The calculation in the table below is based on 430,504,041 Class A common shares outstanding as of March 15, 2016, which excludes 12,084,305 Class A common shares represented by ADSs that are reserved for future issuance upon the exercise of options or vesting of restricted shares or restricted share units and 892,495 Class A common shares that are repurchased by our company from open market but not cancelled, and the number of Class A common shares underlying the options held by such person or group that are exercisable, or restricted shares or restricted share units that will become vested, within 60 days after March 15, 2016.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by the sum of the number of Class B common shares outstanding and the number of Class B common shares such person or group has the right to acquire upon exercise of options within 60 days after March 15, 2016. The calculation in the table is based on 50,352,971 Class B common shares outstanding as of March 15, 2016 and the number of Class B common shares underlying the options held by such person or group that are exercisable within 60 days of March 15, 2016.
(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after March 15, 2016.
(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group, and the common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 15, 2016, with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.

(6)	Represents (i) 2,395,000 Class A common shares in form of ADSs held by Dr. Vincent Wenyong Shi, (ii) 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Dr. Shi is a beneficiary, and (iii) 5,250,000 Class B common shares underlying the options that are exercisable within 60 days after March 15, 2016 by Dr. Shi.
(7)	Represents the Class A common shares in the form of ADSs held by Mr. Zemin Xu and Class B common shares underlying the options that are exercisable within 60 days after March 15, 2016 by Mr. Xu.
(8)	Represents the Class A common shares in the form of ADSs held by Mr. Justin Chen.
(9)	Represents the Class A common shares in the form of ADSs held by Mr. Jun Zhang.
(10)	Represents the Class A common shares in the form of ADSs and restricted Class A common shares that will become vested within 60 days after March 15, 2016 held by Mr. William Tiewei Li.
(11)	Represents 25,000 Class A common shares in the form of ADSs held by Mr. Chun Ding and 13,399,830 Class A common shares in the form of ADSs beneficially owned by CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company. By virtue of Mr. Ding’s position as the managing member of the General Partner, CRCM LLC, a Delaware limited liability company, and the director of the Sub-Investment Adviser, ChinaRock Capital Management Limited, a Hong Kong company limited by shares, Mr. Ding may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition and, therefore, Mr. Ding may be deemed to be the beneficial owner. Such shareholding information is based on the information contained in the Schedule 13D/A filed by CRCM Institutional master Fund (BVI), Ltd., CRCM LLC, CRCM LP, ChinaRock Capital management Limited and Mr. Chun Ding with the SEC on January 21, 2016. The business address of Mr. Chun Ding is One Maritime Plaza, Suite 1107, San Francisco, CA 94111, United States.
(12)	Represents the Class A common shares in the form of ADSs held by Mr. Roland Wu.
(13)	Represents the Class A common shares in the form of ADSs held by Mr. Matthew Mathison and Class A common shares underlying the options that are exercisable within 60 days after March 15, 2016 by Mr. Mathison.
(14)	Represents 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by RPL Global Limited and RPL Global Limited is wholly owned by a collective trust, of which Messrs. Lingyun Guo, Xu Zhou and Vincent Wenyong Shi are beneficiaries. The business address of RPL Holdings Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

As of March 15, 2016, 480,857,012 of our common shares were issued and outstanding, including 430,504,041 Class A common shares and 50,352,971 Class B common shares (excluding 12,084,305 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of options or the vesting of restricted shares and 892,495 Class A common shares that we repurchased from open market but not cancelled). Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of March 15, 2016, 419,592,625 Class A common shares and 7 Class B common shares representing approximately 87.3% of our total outstanding shares were held by two record holders in the United States, which includes 419,592,625 Class A common shares held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program (including 12,084,305 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of options or the vesting of restricted shares and 892,495 Class A common shares that we repurchased from open market but not cancelled). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

Contractual Arrangements

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with PRC laws, we provide our products and services through our contractual arrangements with Beijing Technology and its shareholders.

The following is a summary of the material contracts among our subsidiary, NQ Beijing, our VIE Beijing Technology and its shareholders. We used to control and receive economic benefits from FL Mobile and Wanpu Century via similar contractual arrangements, which were both terminated. Wanpu Century was reorganized as a subsidiary of Xinjiang NQ and FL Mobile was reorganized as a majority owned subsidiary of Xinjiang NQ.

Agreements that Provide Us Effective Control over Beijing Technology

Business Operations Agreement. Pursuant to the business operations agreement dated as of June 5, 2007 and amended and restated as of June 6, 2012, and November 17, 2015, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology, Beijing Technology must appoint the persons designated by NQ Beijing to be its directors, general manager, chief financial officer and any other senior officers. Beijing Technology agrees to accept the proposal provided by NQ Beijing from time to time relating to employment, daily business and financial management. Without NQ Beijing or its representative’s prior written consent, Beijing Technology shall not conduct any transaction which may materially affect its assets, business, personnel, rights, liabilities or operations. In addition, the shareholders of Beijing Technology irrevocably appointed a person designed by NQ Beijing as their attorney-in-fact to vote on their behalf on all matters of Beijing Technology requiring shareholder approval, including matters relating to the transfer of any or all of their respective equity interests in Beijing Technology, and appointment of the directors, chief executive officer, chief financial officer, and other senior management members of Beijing Technology. They further agree to withdraw such appointment and appoint another person as their power-in-fact per NQ’s request in any time. The shareholders of Beijing Technology agree to transfer any dividends, bonus or any other benefits or interests, which they received as the shareholders of Beijing Technology, to NQ Beijing without any conditions. This agreement is effective until NQ Beijing ceases to exist. NQ Beijing may terminate the agreement at any time by providing 30-day’s advance written notice to Beijing Technology and to each of its shareholders. Neither Beijing Technology nor any of its shareholders may terminate this agreement prior to the expiration date.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement dated as of August 6, 2007 and amended and restated as of June 6, 2012, and November 17, 2015, among NQ Beijing and the shareholders of Beijing Technology, as amended, the shareholders of Beijing Technology pledge all of their respective equity interests in Beijing Technology to NQ Beijing, to guarantee Beijing Technology and its shareholders’ performance of their obligations under the exclusive technical consulting services agreement, equity disposition agreement and business operations agreement. If Beijing Technology and/or any of its shareholders breach their contractual obligations under these agreements, NQ Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without NQ Beijing’s prior written consent, shareholders of Beijing Technology shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice NQ Beijing’s interests. During the term of this agreement, Beijing Technology shall not distribute any dividends or profits; otherwise NQ Beijing is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire when, upon NQ Beijing’s written confirmation, Beijing Technology and its shareholders have fully performed their obligations under the exclusive technical consulting services agreement, equity disposition agreement and business operations agreement. We have registered the pledge of Beijing Technology’s equity interests with the Beijing Administration for Industry and Commerce, and thus are entitled to enforce the pledge against any third parties who may acquire the equity interests in Beijing Technology in good faith. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with Beijing Technology and its shareholders for our operations, which not be as effective as direct ownership in providing operational control and may negatively affect our ability to conduct our business.”

Agreements that Transfer Economic Benefits from Beijing Technology to Us

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

Agreements that Provide Us the Option to Purchase the Equity Interest in Beijing Technology

Equity Disposition Agreement. Pursuant to the equity disposition agreement dated as of June 5, 2007 and amended and restated as of June 6, 2012, and November 17, 2015, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology, Beijing Technology’s shareholders grant NQ Beijing or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Beijing Technology. All of the equity interests in Beijing Technology can be acquired in considerations for the cancellation of all of the loans extended to Beijing Technology’s shareholders under the loan agreements mentioned below. NQ Beijing or its designated representative(s) have sole discretion to decide when to exercise such options, either in part or in full. NQ Beijing or its designated representative(s) is entitled to exercise the options an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the option, in whole or in part to any third party. Without NQ Beijing’s prior written consent, Beijing Technology’s shareholders shall not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The equity disposition agreement has a term of ten years, but may be extended at the sole option of NQ Beijing. NQ Beijing also has the right to require other parties to sign an updated equity disposition agreement instead of extending the existing one.

Loan Agreements. On June 5, 2007, NQ Beijing and the shareholders of Beijing Technology entered into a loan agreement, pursuant to which NQ Beijing extended interest-free loans to the shareholders of Beijing Technology with an aggregate amount of RMB 6,122,500. In addition, NQ Mobile Inc. extended a loan in the amount of US$250,000 to the shareholders of Beijing Technology with an annual interest rate of 6.0%. In January 2011, NQ Mobile Inc., NQ Beijing and the shareholders of Beijing Technology entered into an agreement, which provides that the sole purpose of the loans in the amounts of RMB6,122,500 and US$250,000 is to provide funds necessary for the capital injection of Beijing Technology and that the obligations of the shareholders of Beijing Technology to repay such loans can only be fully performed by the sale of all of its equity interests to NQ Beijing or its designated representative(s) pursuant to the equity disposition agreement. On May 31, 2012, NQ Beijing and the shareholders of Beijing Technology entered into another loan agreement, pursuant to which NQ Beijing extended interest-free loans to the shareholders of Beijing Technology with an aggregate amount of RMB 40,000,000. On November 17, 2015 NQ Beijing and shareholders of Beijing Technology entered into a loan agreement, pursuant to which the loan agreement entered into on June 5, 2007 and May 31, 2012 are terminated, NQ Beijing extended interest-free loans to the shareholders of Beijing Technology with an aggregate amount of RMB 50,000,000. We refer to these agreements collectively as the loan agreements. Without NQ Beijing’s prior written consent, the shareholders of Beijing Technology shall not approve any transaction which may significantly affect its assets, operations or liabilities. The term of the loan agreements is ten years, and may be extended if both parties agree in writing.

Contractual Agreements with FL Mobile

FL Beijing entered into a set of contractual agreements with FL Mobile and its shareholders to exercise control over FL Mobile and transfer all economic benefits from FL Mobile to FL Beijing in July 2014. These contractual agreements between FL Mobile, FL Beijing and the shareholders of FL Mobile are substantially the same as the contractual agreements among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology.

The contractual agreements between FL Mobile, FL Beijing and the shareholders of FL Mobile were terminated in January 2016, when 78% of equity interests were transferred from FL Mobile’s shareholders to Beijing Technology as part of restructuring of FL Mobile business, and NQ Beijing entered into another set of contractual agreements with FL Mobile and the shareholder of the remaining 22% equity interest of FL Mobile, namely Dr. Vincent Wenyong Shi, including Exclusive Option Agreement, Equity Interest Pledge Agreement.

Further, in late March 2016, Dr. Vincent Wenyong Shi, our chairman of the board and chief operating officer as well as the chairman of FL Mobile, entered into a termination and share purchase agreement with FL Mobile and Xinjiang NQ, pursuant to which, Dr. Shi acquired 22% equity interest in FL Mobile by terminating the relevant contractual arrangements and paying Xinjiang NQ a total consideration of RMB880 million.

Contractual Agreements with Wanpu Century

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

The contractual agreements between Wanpu Beijing, Wanpu Century and the shareholders of Wanpu Century were terminated in November 2015, when all the equity interests in Wanpu Century were transfer from Wanpu’s shareholders to FL Mobile.

Loan Agreements with Related Parties

During 2010, we entered into housing loan contracts with 10 employees, under which we provided interest-free housing loans to the employees in the amount of $180,000 each. The employees were each required to repay a certain percentage of the loans immediately upon signing the relevant loan agreements and repay a fixed amount per month for the next five years. During 2011, we entered into an interest-free housing loan agreement with an employee amounting to US$78,681 with a fixed amount of repayment each month for the next 15 years. During 2012, we entered into housing loan agreements with 4 employees amounting to RMB 1,900,000 with a fixed amount of repayment each month for the next 10 or 15 years. During 2013, we entered into interest-free housing loan agreement with 4 employees amounting to RMB 1,100,000 with a fixed amount of repayment each month for the next 10 or 15 years. During 2014, we entered into interest-free housing loan agreement with 2 employees amounting to RMB 800,000 with a fixed amount of repayment each month for the next 5 or 10 years. During 2015, we did not enter into interest-free housing loan agreement with our employees. The loans were guaranteed by our controlling shareholder RPL Holdings Limited. As of December 31, 2015, we had outstanding housing loans of US$0.4 million.

As of December 31, 2015, we have extended interest-free loans of US$0.8 million net of allowance of US$1.1 million to Hesine Technologies International Worldwide Inc., in which we hold minority equity interest, for its business operations.

Share Issuance to Management

In March 2016, we entered into a share subscription agreement with our chairman of the board and chief operating officer Dr. Vincent Wenyong Shi, pursuant to which we will issue a maximum of 96,000,000 Class A common shares for a maximum aggregate consideration of US$101 million. All shares acquired in such transaction will be subject a contractual lock-up restriction for 180 days after the closing. The closing is conditional upon the satisfaction of certain conditions, including the consummation of the FL Mobile Divestment.

Transactions with Wangnuo Xingyun

For the fiscal year ended December 31, 2015, we earned enterprise product revenue of US$1.6 million from Beijing Wangnuo Xingyun Technology Co., Ltd, or Wangnuo Xingyun, over which a member of our senior management has significant influence. All receivables from Wangnuo Xingyun were paid off as of December 31, 2015.

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

On July 21, 2014, the lead plaintiff in In re NQ Mobile, Inc. Securities Litigation filed a Consolidated Class Action Complaint (the “Consolidated Complaint”) against us, our former co-chief executive officer Henry Yu Lin, former co-chief executive officer Omar Sharif Khan, chief operating officer and acting chief financial officer Vincent Wenyong Shi, former chief financial officer Suhai Ji, former chief financial officer Kian Bin Teo (collectively the “NQ Defendants”), and our former auditors PricewaterhouseCoopers ZhongTian LLP and its affiliate, PricewaterhouseCoopers International Limited. Similar to the previously filed complaints, the Consolidated Complaint alleges that various press releases, financial statements and other related disclosures made by our company during the alleged class period contained material misstatements and omissions, in violation of the federal securities laws, and that such press releases, financial statements and other related disclosures artificially inflated the value of our company’s ADSs. The Consolidated Complaint states that the lead plaintiff seeks to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from March 6, 2013 to July 3, 2014, and, similar to previous complaints filed in the putative class actions, alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013).

On March 3, 2015, we notified the court that the lead plaintiff and the NQ Defendants had reached an agreement in principle to settle the claims against the NQ Defendants for $5.1 million, subject to court approval.

On November 17, 2015, the court preliminarily approved the proposed settlement. On March 11, 2016, after holding a settlement fairness hearing, the court approved the proposed settlement and issued a final order and judgment approving the settlement and dismissing the case with prejudice. This settlement will not have a material impact on our financial statements as the settlement amount, except for applicable deductibles, is covered by insurance. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

On August 14, 2015, a putative shareholder class action lawsuit, Finocchiaro v. NQ Mobile, Inc., et al., Civil Action No. 15 CIV 06385 (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York against our company and certain of our former and current officers. On September 3, 2015, plaintiffs filed a First Amended Complaint. On November 20, 2015, plaintiffs filed a Second Amended Complaint against us, our former co-chief executive officer Omar Sharif Khan and our vice president of capital markets Matthew Mathison. The Second Amended Complaint alleges that various press releases and other disclosures made by our company during the alleged class period contained material misstatements and omissions, in violation of the federal securities laws, and artificially inflated the value of our company’s ADSs. The Second Amended Complaint states that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from November 1, 2013 to May 15, 2015, and alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5. On January 19, 2016, the company, Khan and Mathison submitted a letter to the court pursuant to the presiding judge’s individual practices to identify the bases for our anticipated motions to dismiss, or alternatively, to strike the Second Amended Complaint, and to request a pre-motion conference. On January 20, 2016, Khan submitted a supplemental letter to the court. On January 26, 2016, plaintiffs submitted a letter to the court responding to the letters submitted by our company, Mathison and Khan, in which plaintiffs sought leave to amend the Second Amended Complaint. On February 16, 2016, the court issued a ruling that plaintiffs should promptly file, if they can consistent with Federal Rule of Civil Procedure 11, a Third Amended Complaint and then comply with the notice and lead plaintiff provisions of the Private Securities Litigation Reform Act. On March 3, 2016, plaintiffs filed a Third Amended Complaint. The action remains in its preliminary stages. We believe the case is without merit and intend to defend the action vigorously.

In October 2013, Beijing NQ Technology Co., Ltd. filed an application to Beijing No. 1 Intermediate People’s Court against Muddy Waters LLC, which issued reports containing various allegations against us. We withdraw the application in September 2015.

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

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	US$	US$

2011 (from May 5, 2011)
Full Year	11.90	3.46
2012
Full Year	12.70	5.07
2013
Full Year	25.90	5.92
First Quarter	10.68	5.92
Second Quarter	9.90	7.05
Third Quarter	24.10	8.10
Fourth Quarter	25.90	7.58
2014
Full Year	22.33	3.45
First Quarter	22.33	13.40
Second Quarter	18.39	5.58
Third Quarter	8.44	3.45
Fourth Quarter	10.69	3.45
2015
Full Year	6.54	2.80
First Quarter	4.73	3.22
Second Quarter	6.54	3.36
Third Quarter	5.33	2.80
Fourth Quarter	4.25	3.10
October	4.08	3.10
November	4.25	3.67
December	3.93	3.18
2016
January	3.68	3.10
February	4.00	3.09
March (through March 15)	4.66	3.44

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•	an acts which is illegal or ultra vires;

•	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that our directors and officers shall be indemnified out of the assets and profits of our company from and against all actions, costs, charges, losses, damages and expenses which they shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company – a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provides that, on the requisition of any one or more shareholders holding such number of share representing in aggregate not less than one-third of the total number of the issued shares in the capital of our company entitle to vote at general meetings, the board shall convene an extraordinary general meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings, and our memorandum and articles of association provides that our company may hold an annual general meeting as at such time and place as our board of directors shall determine.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed by special resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of majority in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its average quarterly assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our VIE (Beijing Technology) and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with such entity, and, as a result, we consolidate the operating results of such entity in our consolidated financial statements.

Assuming that we are the owner of our VIE and its subsidiaries for United States federal income tax purposes, although not free from doubt, we do not believe that we were a PFIC for United States federal income tax purposes, in the taxable year ended December 31, 2015. However, there is a significant risk that we will become a PFIC for our current taxable year ending December 31, 2016 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles or challenge the classification of certain of our non-passive revenues as passive royalty income, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

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

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In October 2013, we issued an aggregate of US$172.5 million 4.00% convertible senior notes due in 2018. We received net proceeds of approximately US$166.4 million from our issuance of the convertible senior notes, which we used for general corporate purposes, including approximately US$14.2 million, US$25.4 million and US$44.9 million for the years of 2013, 2014 and 2015, for the equity investment in newly acquired subsidiaries and associate companies engaging in businesses that are complementary to ours.

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

Based on that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

We have excluded Beijing Century Hetu Software Technology Co., Ltd., or Century Hetu, Glory team Ltd., or Glory and Linkmotion Holdings Ltd. (Cayman), or Linkmotion from our assessment of internal control over financial reporting as of December 31, 2015 because they were acquired by us in purchase business combinations during 2015. Their combined total assets represented approximately 2% of our consolidated total assets as of December 31, 2015, and their combined net revenue represented approximately 2% of our consolidated net revenue for the year ended December 31, 2015.

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

Our independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Attestation Report of the Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors and Shareholders of NQ Mobile Inc.

We have audited NQ Mobile Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As described in management’s annual report on internal control over financial reporting, management has excluded Beijing Century Hetu Software Technology Co., Ltd. (“Hetu”), Glory Team Ltd. (“Glory”) and Linkmotion Holdings Ltd. (“Linkmotion”) from its assessment of internal control over financial reporting as of December 31, 2015 because they were acquired by the Company in purchase business combinations during 2015. We have also excluded Hetu, Glory and Linkmotion from our audit of internal control over financial reporting. Hetu, Glory and Linkmotion are majority-owned subsidiaries of the Company whose total assets and net revenue represent approximately 2% and 2% respectively, of the Company’s consolidated financial statements amounts as of and for the year ended December 31, 2015.

In our opinion, NQ Mobile Inc. maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2013, 2014 and 2015 of the Company and our report dated April 6, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ Marcum Bernstein & Pinchuk LLP
New York, New York April 6, 2016

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have determined that Dr. Ethan Hu, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended), qualifies as an “audit committee financial expert.”

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers ZhongTian LLP, our independent registered public accounting firm for the years ended December 31, 2013, and Marcum Bernstein & Pinchuk LLP, our current independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2013	2014	2015
	(in US$ thousands)
Audit fees (1)	3,291	5,509	1,981
Audit-related fees (2)	77	281	386
Tax fees (3)	206	342	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the integrated audit and the review of our comparative interim financial information. For the fiscal year ended December 31, 2014, the “Audit fees” includes the aggregate fees billed for the re-audits of the Company’s financial statements in 2011, 2012, and 2013 and audits of the Company’s 2014 financial statements.
(2)	“Audit related fees” represents review and comment on internal control over financial reporting related work.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2015.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us during 2015

Period	Total Number of ADS Purchased(1)(2)	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Repurchase Plan(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Repurchase Plan(2)
January 2015	85,500	3.47	85,500	0
June 2015	178,499	5.60	178,499	0

(1)	Each ADS represents five Class A common shares.
(2)	On December 23, 2014, our board of directors authorized a share repurchase program, or the 2014 Repurchase Plan, under which we may repurchase up to US$80 million of our shares over the next 12 months. The share repurchases may be made from time to time on the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. We funded repurchases made under the 2014 Repurchase Plan from our existing cash balance. During the year ended December 31, 2015, we purchased 263,999 ADSs with a total consideration of approximately US$1.3 million from the open market under the 2014 Repurchase Plan, which was terminated as of December 23, 2015.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of NQ Mobile Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F (File No. 001-35145), filed with the Securities and Exchange Commission on March 31, 2015 )

1.2	Special resolutions to amend the Sixth Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report of Foreign Issuer on Form 6-K (File No. 001-35145) filed with the Securities and Exchange Commission on January 20, 2016)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.4	Third Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated as of November 12, 2010 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.5	Indenture, dated October 16, 2013, between the Registrant and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

2.6	4.00% convertible senior note due 2018 (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.1	Amended and Restated 2007 Global Share Plan and amendments thereto (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.2	2011 Share Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.4	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.5*	English translation of Amended and Restated Business Operations Agreement, dated as of November 17, 2015, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology.

Exhibit Number	Description of Document

4.6*	English translation of Amended and Restated Equity Interest Pledge Agreement, dated as of November 17, 2015, among NQ Beijing and the shareholders of Beijing Technology.

4.7	English translation of Exclusive Technical Consulting Services Agreement, as amended, dated as of June 5, 2007, between NQ Beijing and Beijing Technology (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.8*	English translation of Amended and Restated Equity Disposition Agreement, dated as of November 17, 2015, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology.

4.9	English translation of Patented Technology License Agreement, dated as of January 7, 2011, among Mr. Henry Yu Lin, Mr. Vincent Wenyong Shi, and Mr. Xianle Ni (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.10*	English translation of Loan Agreements, dated as of November 17, 2015, between NQ Beijing and the shareholders of Beijing Technology.

4.11	English translation of the Capital Increase and Stock Transfer Agreement among Beijing Technology, NationSky, Shuli Hou and Wen Yang dated as of May 2, 2012 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.12	English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc. and Gather Benefit Holding Limited, dated as of May 2, 2012 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.13	English translation of the Stock Transfer Agreement among Beijing Technology, FL Mobile and the original shareholders of FL Mobile dated as of November 12, 2012 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.14	English translation of the Restricted Common Shares Purchase Agreement among NQ Mobile Inc., FL Mobile and Zhong Liang, dated as of November 12, 2012 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.15	Lock-up Agreement between NQ Mobile Inc. and RPL Holdings Limited, dated as of September 5, 2012 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 19, 2013)

4.16	English translation of the Stock Transfer Agreement among Beijing Technology, NationSky and Shuli Hou, dated as of July 15, 2013 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.17	English translation of the Restricted Shares Purchase Agreement between NQ Mobile Inc. and Gather Benefit Holdings Limited, dated as of July 15, 2013 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.18	English translation of the Stock Transfer Agreement among Beijing Technology, Huayong and Ji Zhou, dated as of December 23, 2013 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.19	English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc. and Ji Zhou, dated as of December 23, 2013 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.20	English translation of the Stock Transfer Agreement among Beijing Technology, Huayong, Xiaofeng Yang, Yunzhi Lin and Ji Zhou, dated as of January 25, 2014 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

Exhibit Number	Description of Document

4.21	English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc., Xiaofeng Yang, Yunzhi Lin and Ji Zhou, dated as of January 25, 2014 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.22	English translation of the Stock Transfer Agreement among Beijing Technology, Huayong and Xiaofeng Yang, dated as of June 10, 2014 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.23	English translation of the Restricted Common Shares Purchase Agreement between NQ Mobile Inc. and Xiaofeng Yang, dated as of June 10, 2014 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.24	English translation of Business Operation Agreement, dated as of September 11, 2013, among Beijing Wanpu Media Technologies Co., Ltd., Beijing Wanpu Century Co., Ltd. and the shareholders of Beijing Wanpu Century Co., Ltd. (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.25	English translation of Equity Interest Pledge Agreement, dated as of September 11, 2013, among Beijing Wanpu Media Technologies Co., Ltd. and the shareholders of Beijing Wanpu Century Co., Ltd. (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.26	English translation of Equity Disposition Agreement, dated as of September 11, 2013, among Beijing Wanpu Media Technologies Co., Ltd., the shareholders of Beijing Wanpu Century Co., Ltd. and Beijing Wanpu Century Co., Ltd. (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.27	English translation of Loan Agreement, dated as of September 11, 2013, among Beijing Wanpu Media Technologies Co., Ltd. and the shareholders of Beijing Wanpu Century Co., Ltd. (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.28	English translation of Exclusive Business Cooperation Agreement, dated as of July 1, 2011, between Beijing Wanpu Media Technologies Co., Ltd. and Beijing Wanpu Century Co., Ltd. (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.29	English translation of Business Operation Agreement, dated as of July 2, 2014, among FL Mobile Jiutian Technology Co., Ltd., FL Mobile (Beijing) Co., Ltd. and the shareholders of FL Mobile Jiutian Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.30	English translation of Equity Interest Pledge Agreement, dated as of July 2, 2014, among FL Mobile (Beijing) Co., Ltd. and the shareholders of FL Mobile Jiutian Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.31	English translation of Equity Disposition Agreement, dated as of July 2, 2014, among FL Mobile Jiutian Technology Co., Ltd., the shareholders of FL Mobile Jiutian Technology Co., Ltd. and FL Mobile (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.32	English translation of Loan Agreement, dated as of July 1, 2014, among FL Mobile (Beijing) Co., Ltd. and the shareholders of FL Mobile Jiutian Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

Exhibit Number	Description of Document

4.33	English translation of Exclusive Consulting and Services Agreement, dated as of July 2, 2014, between FL Mobile Jiutian Technology Co., Ltd. and FL Mobile (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.34*	English translation of Termination Agreement of contractual arrangements, dated as of January 25, 2016 among FL Mobile Jiutian Technology Co., Ltd., the shareholders of FL Mobile Jiutian Technology Co., Ltd. and FL Mobile (Beijing) Co., Ltd.

4.35*	English translation of Termination Agreement of contractual arrangements, dated as of November 25, 2015, among Beijing Wanpu Media Technologies Co., Ltd., the shareholders of Beijing Wanpu Century Co., Ltd. and Beijing Wanpu Century Co., Ltd.

4.36*	English translation of Share Transfer Agreement, dated as of November 25, 2015 between shareholders of Beijing Wanpu Century Co., Ltd and FL Mobile.

4.37*	English translation of Share Transfer Agreement, dated as of January 25, 2016 between shareholder of 78% of equity interest in FL Mobile and Beijing Technology.

4.38*	English translation of Debt Transfer Agreement, dated as of January 25, 2016 among FL Mobile (Beijing) Co., Ltd., the shareholder of 78% of equity interest in FL Mobile and NQ Technology.

4.39*	English translation of Debt Transfer Agreement, dated as of November 25, 2015 among Beijing Wanpu Media Technologies Co., Ltd., the shareholders of Beijing Wanpu Century Technology Co., Ltd. and FL Mobile Jiutian Technology Co., Ltd.

4.40*	English translation of Share Transfer Agreement, dated as of November 26, 2015, among Beijing Technology, NQ Mobile Inc. Qidi (Beijing) Assets Management Corporation and Houshuli.

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Jincheng Tongda & Neal

15.3*	Consent of Independent Registered Public Accounting Firm

16.1	Letter from PricewaterhouseCoopers Zhong Tian LLP (PwC) to the SEC (previously filed as Exhibit 16.1 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 6, 2016

NQ MOBILE INC.

By:	/s/ Vincent Wenyong Shi
Name:	Vincent Wenyong Shi
Title:	Chairman and Chief Operating Officer

NQ Mobile Inc.

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors and Shareholders of NQ Mobile Inc.

We have audited the accompanying consolidated balance sheets of NQ Mobile Inc. (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2013, 2014 and 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NQ Mobile Inc. as of December 31, 2014 and 2015, and the consolidated results of its operations and its cash flows for the years ended December 31, 2013, 2014 and 2015 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NQ Mobile Inc.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 6, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Marcum Bernstein & Pinchuk LLP

New York, New York

April 6, 2016

NQ MOBILE INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value and share data)

		As of December 31,
	Notes	2014	2015
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		152,984	118,572
Term deposits		116,284	134,055
Restricted cash		3,767	1,640
Accounts and notes receivable, net of allowance of US$8,892 and US$11,487 as of December 31, 2014 and 2015, respectively		88,691	87,517
Inventory	5	13,135	1,831
Deferred tax assets, current portion		1,288	946
Prepaid expenses and other current assets, net of allowance of US$0 and US$5,612 as of December 31, 2014 and December 31, 2015, respectively (including US$6,781 and US$3,204 of prepayment to related parties as of December 31, 2014 and 2015, respectively)	6	44,136	41,739

Total current assets		420,285	386,300

Non-current assets:
Equity investments, net	7	35,249	41,134
Property and equipment, net	8	5,984	5,308
Intangible assets, net	9	33,890	29,518
Goodwill	10	320,424	319,280
Deferred tax assets, non-current portion	15	167	968
Consideration prepaid for acquiring an investee		—	3,080
Other non-current assets (including US$352 and US$372 of prepayment to related parties as of December 31, 2014 and 2015, respectively)		17,809	16,554

Total Assets		833,808	802,142

LIABILITIES, MEZZANINE EQUITY AND EQUITY
LIABILITIES
Current liabilities:
Accounts payable* (including accounts payable of US$0 and US$44 to related parties and accounts payable of the consolidated variable interest entities without recourse to the Company of US$22,428 and US$37,108 as of December 31, 2014 and 2015, respectively)		24,050	41,613
Receipt in advance* (including receipt in advance of the consolidated variable interest entities without recourse to the Company of US$12,551 and US$1,493 as of December 31, 2014 and 2015, respectively)		12,552	1,493
Deferred revenue* (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$11,255 and US$8,179 as of December 31, 2014 and 2015, respectively)		14,922	10,188
Consideration payable of acquiring an associate/investee* (including consideration payable of acquiring an associate of consolidated variable interest entities without recourse to the Company of US$817 and US$3,350 as of December 31, 2014 and 2015, respectively)		817	9,616
Accrued expenses and other current liabilities* (including accrued expenses and other current liabilities of US$6,633 and US$0 to a related party and accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$25,198 and US$4,184 as of December 31, 2014 and 2015, respectively)	12	35,239	24,661
Tax payable* (including tax payable of the consolidated variable interest entities without recourse to the Company of US$5,576 and US$13,430 as of December 31, 2014 and 2015, respectively)	15	5,658	13,875
Short term borrowing		—	2,575
Convertible debt	17	—	172,500

Total current liabilities		93,238	276,521

Non-current liabilities:
Convertible debt	17	172,500	—
Deferred tax liabilities, non-current* (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$8,859 and US$6,840 as of December 31, 2014 and 2015, respectively)	15	9,159	6,979

Total Liabilities		274,897	283,500

Commitments and contingencies	23
Mezzanine equity	14	21,854	4,211

EQUITY
NQ Mobile Inc.’s shareholders’ equity
Class A common shares
(US$0.0001 par value, 1,560,000,000 shares authorized; 400,793,283 shares issued and 406,607,679 outstanding as of December 31, 2014, and 423,395,242 shares issued and 428,333,140 outstanding as of December 31, 2015, respectively)	18	42	43
Class B common shares
(US$0.0001 par value, 240,000,000 shares authorized; 50,352,971 and 50,352,971 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	18	5	5
Additional paid-in capital		571,606	580,932
Statutory reserve		10,577	12,149
Treasury stock at cost (17,154,650 and 13,896,085 shares, respectively, as of December 31, 2014 and 2015, respectively)	19	(19,196)	(13,414)
Accumulated deficit		(91,484)	(94,359)
Accumulated other comprehensive income/(loss)	20	8,379	(25,854)

Total NQ Mobile Inc.’s shareholders’ equity		479,929	459,502

Non-controlling interest		57,128	54,929

Total equity		537,057	514,431

Total Liabilities, Mezzanine equity and Equity		833,808	802,142

*	All of the VIEs’ assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets (Note 1(e)).

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except for share and per share data)

		For the Years Ended December 31,
	Notes	2013	2014	2015
		US$	US$	US$
Net revenues
Service Revenues
Mobile value added services		103,519	106,103	139,588
Advertising services (including transactions with related parties of US$23, US$30 and US$0 for the years ended December 31, 2013, 2014 and 2015, respectively)		36,623	72,903	71,721
Enterprise mobility		14,174	16,035	27,416
Other services		3,559	4,641	5,352
Product Revenues
Enterprise mobility (including transactions with a related party of US$56, US$5,362 and US$1,533 for the years ended December 31, 2013, 2014 and 2015, respectively)		38,827	132,642	162,614

Total net revenues		196,702	332,324	406,691

Cost of revenues*
Cost of services (including transactions with a related party of US$184, US$0 and US$117 for the years ended December 31, 2013, 2014 and 2015, respectively)		(43,557)	(98,235)	(158,446)
Cost of products sold		(37,371)	(128,416)	(160,906)

Total cost of revenues		(80,928)	(226,651)	(319,352)

Gross profit		115,774	105,673	87,339

Operating expenses
Selling and marketing expenses* (including transactions with a related party of US$0, US$163 and US$0 for the years ended December 31, 2013, 2014 and 2015, respectively)		(25,810)	(29,962)	(26,752)
General and administrative expenses*		(77,026)	(131,001)	(65,458)
Research and development expenses*		(17,437)	(25,665)	(29,020)

Total operating expenses		(120,273)	(186,628)	(121,230)

Loss from operations		(4,499)	(80,955)	(33,891)

Interest income/(expenses), net		411	(5,360)	(4,662)
Realized gain on available-for-sale investments		5	65	1,435
Realized gain on disposal of a subsidiary		—	—	56,211
Impairment loss		—	(5,967)	(15,452)
Foreign exchange gain/(loss), net		1,784	(391)	(1,693)
Other income, net		2,083	19,514	6,778

(Loss)/ Income before income taxes		(216)	(73,094)	8,726

Income tax expenses	15	(1,117)	(5,518)	(9,243)

Net loss		(1,333)	(78,612)	(517)

Net (income)/loss attributable to the non-controlling interest		(523)	2,125	911
Net income attributable to the mezzanine classified non-controlling interest		—	(251)	(1,697)

Net loss attributable to NQ Mobile Inc.		(1,856)	(76,738)	(1,303)

Net loss		(1,333)	(78,612)	(517)
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil income taxes		4,808	362	(38,191)

Comprehensive income/(loss)		3,475	(78,250)	(38,708)
Comprehensive (income)/loss attributable to the non-controlling interest		(523)	2,103	4,869

Comprehensive income attributable to the mezzanine classified non-controlling interest		—	(251)	(1,697)

Comprehensive income/(loss) attributable to NQ Mobile Inc.		2,952	(76,398)	(35,536)

Net loss per Class A and Class B common share, basic	16	(0.01)	(0.19)	(0.003)
Net loss per Class A and Class B common share, diluted	16	(0.01)	(0.19)	(0.003)
Net loss per ADS, basic	16	(0.03)	(0.95)	(0.014)
Net loss per ADS, diluted	16	(0.03)	(0.95)	(0.014)
Weighted average number of common shares outstanding:
Basic		273,981,547	403,443,828	466,691,632
Diluted		273,981,547	403,443,828	466,691,632
Weighted average number of ADS outstanding:
Basic		54,796,309	80,688,766	93,338,326
Diluted		54,796,309	80,688,766	93,338,326
* Share-based compensation expense included in:	13
Cost of revenues		370	263	164
Selling and marketing expenses		2,310	1,430	683
General and administrative expenses		50,708	81,129	16,077
Research and development expenses		2,016	1,022	(366)

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except for share data)

	Attributable to NQ Mobile Inc.’s Shareholders’ Equity
	Common Shares
	Number of Shares	Amount	Additional Paid-in Capital	Statutory reserve	Treasury Stock	Accumulated deficit	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Equity
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2013	252,518,875	24	208,426	2,938	(1,346)	(5,251)	3,231	5,327	213,349

Exercise of options and restricted shares issued, net of shares withheld for employee taxes	21,388,649	2	2,363	—	—	—	—	—	2,365
Share-based compensation (Note 13)	—	—	55,404	—	—	—	—	—	55,404
Issuance of shares in connection with acquisitions (Note 4)	25,856,650	3	46,434	—	—	—	—	554	46,991
Stock repurchase (Note 19)	(3,557,455)	—	—	—	(6,682)	—	—	—	(6,682)
Issuance of shares in connection with equity investment (Note 7)	6,227,325	1	13,613	—	—	—	—	—	13,614
Issuance of common shares net of issuance cost (Note 18)	7,500,000	1	11,639	—	—	—	—	—	11,640
Appropriation to statutory reserves	—	—	—	6,698	—	(6,698)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	4,808	—	4,808
Net loss attributable to NQ Mobile Inc.	—	—	—	—	—	(1,856)	—	—	(1,856)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	523	523

Balance as of December 31, 2013	309,934,044	31	337,879	9,636	(8,028)	(13,805)	8,039	6,404	340,156

Exercise of options and restricted shares issued, net of shares withheld for employee taxes	32,434,966	3	(3,138)	—	4,558	—	—	—	1,423
Share-based compensation (Note 13)	—	—	83,844	—	—	—	—	—	83,844
Issuance of shares in connection with acquisitions (Note 4)	129,568,875	13	153,021	—	—	—	—	52,827	205,861
Stock repurchase (Note 19)	(14,977,235)	—	—	—	(15,726)	—	—	—	(15,726)
Appropriation to statutory reserves	—	—	—	941	—	(941)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	340	22	362
Net loss attributable to NQ Mobile Inc.	—	—	—	—	—	(76,738)	—	—	(76,738)
Net loss attributable to non-controlling interest	—	—	—	—	—	—	—	(2,125)	(2,125)

Balance as of December 31, 2014	456,960,650	47	571,606	10,577	(19,196)	(91,484)	8,379	57,128	537,057

Exercise of options and restricted shares issued, net of shares withheld for employee taxes	22,075,124	1	(7,232)	—	7,085	—	—	—	(146)
Share-based compensation (Note 13)	—	—	16,558	—	—	—	—	—	16,558
Issuance of shares in connection with acquisitions (Note 4)	970,332	—	—	—	—	—	—	2,646	2,646
Stock repurchase (Note 19)	(1,319,995)	—	—	—	(1,303)	—	—	—	(1,303)
Disposal of a subsidiary	—	—	—	—	—	—	—	24	24
Appropriation to statutory reserves	—	—	—	1,572	—	(1,572)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(34,233)	(3,958)	(38,191)
Net loss attributable to NQ Mobile Inc.	—	—	—	—	—	(1,303)	—	—	(1,303)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(911)	(911)

Balance as of December 31, 2015	478,686,111	48	580,932	12,149	(13,414)	(94,359)	(25,854)	54,929	514,431

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$
Cash flows from operating activities:
Net loss	(1,333)	(78,612)	(517)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,958	14,207	15,530
Allowance for doubtful accounts	2,823	4,974	8,984
Share-based compensation	55,404	83,844	16,558
Foreign exchange (loss)/gain, net	(1,784)	391	1,693
Realized loss on disposal of fixed assets	74	52	8
Impairment loss	—	5,967	15,452
Realized gain on disposal of available-for-sale investments	—	(65)	(1,435)
Realized gain on disposal of a subsidiary	—	—	(56,211)
Other income from unrealized gain on investments and ADR depositary arrangement	(1,262)	(12,447)	(1,070)
Compensation to a non-controlling shareholder/employee	97	—	—
Changes in operating assets and liabilities:
Accounts and notes receivable	(26,557)	(10,275)	(34,880)
Inventory	(8,014)	(1,143)	8,766
Prepaid expenses and other current assets	(14,620)	(5,093)	12,455
Other non-current assets	(6,553)	(5,459)	1,527
Accounts payable	3,432	10,644	19,614
Deferred revenue	6,840	(6,156)	(4,414)
Receipt in advance	5,656	7,405	(10,565)
Accrued expenses and other current liabilities	3,550	(3,168)	(7,324)
Tax payable and provision	563	1,145	3,859

Net cash provided by/(used in) operating activities	24,274	6,211	(11,970)

Cash flows from investing activities:
Restricted cash	—	(3,767)	—
Placement of term deposits	(199,668)	(124,613)	(180,624)
Withdrawal of term deposits	201,123	111,300	155,104
Purchase of available-for-sale investments	—	(37,588)	(289,266)
Cash received from disposal of subsidiaries	—	—	77,248
Disbursements from the lending of the housing loans to employees	(193)	(81)	(81)
Proceeds from the repayments of the housing loans to employees	149	247	85
Proceeds from disposals of available-for-sale investments	7,578	37,653	290,701
Cash paid for equity investment	(28,436)	(3,432)	(21,929)
Net cash paid for the business acquisitions	(14,920)	(22,979)	(25,348)
Collection of bridge loans	1,185	4,377	1,000
Net cash received from disposal of non-controlling interest	—	21,603	1,056
Net cash paid for acquisition of non-controlling interest			(17,753)
Bridge loans in connection with completed and potential investments	(6,680)	—	(8,783)
Purchase of property and equipment and intangible assets	(1,588)	(3,737)	(520)

Net cash used in investing activities	(41,450)	(21,017)	(19,110)

Cash flows from financing activities:
Proceeds from bank borrowings	—	—	6,175
Proceeds from convertible senior notes (net of issuance costs of US$6,105)	166,395	—	—
Proceeds from exercising of share options	5,398	2,420	156
Proceeds from issuance of common shares (net of issuance cost of US$360)	11,640	—	—
Repayment of bank borrowings	—	—	(3,600)
Payment for repurchase of shares	(6,682)	(15,726)	(1,304)

Net cash provided by/(used in) financing activities	176,751	(13,306)	1,427

Effect of exchange rate changes on cash and cash equivalents	1,281	1,378	(4,759)
Net increase/(decrease) in cash and cash equivalents	160,856	(26,734)	(34,412)

Cash and cash equivalents at the beginning of the year	18,862	179,718	152,984

Cash and cash equivalents at the end of the year	179,718	152,984	118,572

Supplemental disclosures of cash flow information:
Cash paid for income taxes	1,178	3,873	2,244
Cash paid for interest	—	7,238	6,907
Supplemental disclosures of non-cash investing and financing activities:
Issuance of common shares in business combination (Note 4)	89,438	232,230	—
Issuance of common shares in equity investments (Note 7)	13,642	—	—
Consideration payable for acquiring an associate	25,217	817	9,616
Other current assets due from disposal of a subsidary	—	—	11,125

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All numbers in the following Notes are expressed in thousands, except for share and per share data)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a) Principal activities

NQ Mobile Inc. (“NQ Mobile”, or the “Company”), through its subsidiaries, its variable interest entities (“VIEs”), and the VIEs’ subsidiaries, is principally engaged in the provision of mobile Internet services in the People’s Republic of China (the “PRC” or “China”) and overseas markets. NQ Mobile’s service portfolio includes mobile security, productivity and privacy protection, mobile games as well as related applications (e.g. live mobile social video platform, vlife wallpaper, music radio, healthcare and etc.) and advertising for the consumer market and an entire mobility solution set for the enterprise market. The Company, its wholly-owned and majority-owned subsidiaries, VIEs and wholly-owned subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”.

(b) Reorganization and Proposed FL Transaction

The Company was incorporated as a limited liability company under the laws of the Cayman Islands on March 14, 2007. The Company was 100% owned by RPL Holdings Limited (“RPL”). RPL is a limited liability company organized under the laws of British Virgin Islands (“BVI”), which was owned and controlled by Dr. Henry Yu Lin, Dr. Vincent Wenyong Shi, and Mr. Xu Zhou (collectively, the “Founders”). In 2015, one of the shareholders changed from Dr. Henry Yu Lin to Ms. Lingyun Guo. The others remain the same. Therefore, the shareholders become Messrs. Lingyun Guo, Vincent Wenyong Shi, and Xu Zhou (collectively, the Controlling Shareholders).

In May 2007, the Company established NQ Mobile (Beijing) Co., Ltd. (“NQ Beijing” or “NQ WFOE”) as a wholly foreign-owned enterprise in the PRC. In June 2007, the Company undertook a reorganization (the “Reorganization”) to become the ultimate holding company of the Group. Prior to the Reorganization, the Group’s business was operated by Beijing NQ Technology Co. Ltd. (“Beijing Technology”), a company wholly owned and controlled by the Controlling Shareholders, which commenced operations on October 21, 2005. By entering into a series of agreements (collectively, “NQ VIE Agreements”) with the Controlling Shareholders and NQ Beijing, Beijing Technology became a variable interest entity whose primary beneficiary is NQ Beijing. Consequently, the Company as the parent of NQ Beijing became the ultimate primary beneficiary of Beijing Technology and has consolidated financial statements of Beijing Technology and its subsidiaries. Beijing Technology was the predecessor of the Group and operated all of the business of the Group prior to the Reorganization.

FL Mobile Inc. was incorporated as a limited liability company under the laws of the Cayman Islands on January 21, 2013. FL Mobile Inc. was 100% owned by the Company until May 2014, when the Company entered into a share purchase agreement with Bison Mobile Limited, pursuant to which Bison Mobile Limited agreed to purchase up to 3.75% of equity interests in FL Mobile Inc., and the Company have the right but not the obligation to sell up to 2.13% of equity interests in FL Mobile Inc. to other third party investors. As part of this transaction, the Company conducted a corporate reorganization (the “FL Reorganization”). In July 2014, FL Mobile (Beijing) Co., Ltd. (“FL Beijing”), the wholly foreign-owned enterprise of FL Mobile Inc. through FL Mobile Hong Kong Limited (“FL HK”), entered into a series of contractual agreements (collectively, “FL VIE Agreements”) with FL Mobile Jiutian Technology Co., Ltd. (“FL Mobile”) and its shareholders, pursuant to which FL Beijing exercises effective control over FL Mobile and its subsidiaries and has the right to receive substantially all of their economic benefits. As a result of the FL Reorganization, FL Beijing became the primary beneficiary of FL Mobile thus the Company has consolidated the financial statements of FL Mobile and its subsidiaries through FL Mobile Inc.. Meanwhile, FL Mobile Inc. acquired 100% equity interests in Best Partners Ltd. (“Best Partners”) from the Company. FL Mobile Inc. issued shares representing 4.94% of its equity interests to Bison Mobile Limited and other third party investors pursuant to the share purchase agreements entered into prior to December 31, 2014. The investors have rights to require FL Mobile Inc. to redeem their equity interests in FL Mobile Inc. if FL Mobile Inc. fails to conduct a qualified listing in a certain time. This transaction was closed in the fourth quarter of 2014. In 2015, FL Mobile Inc. failed to achieve a qualified listing and two of the shareholders, Bison Mobile Limited and another non-controlling shareholder required the Company to redeem the equity interests they hold. As of December 31, 2015, the remaining non-controlling shareholders hold 0.91% of equity interests in FL Mobile Inc. See Note 14 – “Mezzanine Equity”.

On August 26, 2015, the Company entered into a legally binding framework agreement (the “FL Framework Agreement”) with an independent third party, Beijing Jinxin Rongda Investment Management Co. Ltd. (“Beijing Jinxin”), a subsidiary of Tsinghua Holdings Co. Ltd, to sell the Company’s entire stake in FL Mobile Inc. including FL Mobile Inc. and/or its subsidiaries and the assets controlled by FL Mobile Inc. and/or its subsidiaries. (the “FL Divestment”). This FL Framework Agreement will be terminated at the earlier of (a) one year after its execution, and (b) all parties entering into a binding final agreement. All shareholders of FL Mobile Inc. agreed to sell to Beijing Jinxing the entire stake in FL Mobile Inc. that they currently hold for approximately no less than US$626,000 (equivalent to RMB4,000,000), with the final price being subject to the valuation of an independent third party appraiser. Beijing Jinxin is also the general partner of an investee that the Group held 6% of equity interest.

In January 2016, 78% of equity interests of FL Mobile were transferred from FL Mobile’s shareholders to Beijing Technology as part of restructuring of FL Mobile business. Thus, FL Mobile was reorganized as a majority owned subsidiary of Beijing Technology. Then NQ Beijing entered into another set of contractual agreements with FL Mobile and the shareholder of remaining 22% equity interests of FL Mobile, namely Dr. Vincent Wenyong Shi, including Exclusive Option Agreement, Equity Interest Pledge Agreement.

In February 2016, Beijing Technology, Beijing Jinxin, and Shanghai Houfeng Investment Co., Ltd., the controlling shareholder of Gansu Huangtai Wine-Marketing Industry Co., Ltd. (“Gansu Huangtai”), which is also an independent third party listed on the Shenzhen Stock Exchange, contemplated a transaction, pursuant to which, Gansu Huangtai would acquire the entire stake of FL Mobile.

In March 2016, 78% of equity interests of FL Mobile were transferred from Beijing Technology to Xinjiang NQ Mobile Venture Capital Investment Co., which was established by Beijing Technology in February 2016.

In middle of March 2016, the Group was informed by Beijing Jinxin that Gansu Huangtai was not able to proceed further with such proposed transaction and Beijing Jinxin remained committed to the binding FL Framework Agreement and would work with the Group on the completion of the divestment of FL Mobile. As a further arrangement to the FL Mobile Divestment, Dr. Vincent Wenyong Shi, the chairman of FL Mobile, entered into a termination and share purchase agreement with FL Mobile and a subsidiary of the Group (the “Agreement”). Pursuant to which, Dr. Wenyong Shi acquired 22% equity interests in FL Mobile by terminating the relevant contractual arrangements and paying the Group a total consideration of US$135,518 (equivalent to RMB880,000). The Group expects to receive 50% of the total consideration within 60 business days from the date of the Agreement. The remaining 50% of the total consideration will be received by the Group upon satisfaction of certain conditions, including government approval, contained in the Agreement and the FL Mobile Divestment. If these conditions are not met, both parties have the option to request the reversal of this investment.

(c) Divestment of NationSky

On November 26, 2015, the Group entered an agreement with former member of management of Beijing NationSky Network Technology Co., Ltd (“NationSky”) and a third party to divest 100% of the equity interests of NationSky with cash consideration of RMB510,000. On December 30, 2015, the transaction was closed with all consideration received by the Group, and the registration with Industrial and Commercial Registration had been completed.

(d) Subsidiaries, VIEs and VIEs’ subsidiaries

As of December 31, 2015, details of the Company’s major subsidiaries***, VIEs and the VIEs’ subsidiaries are as follows.

Name	Date of Incorporation or Acquisition	Place of Incorporation	Relationship	Principal Activities
Subsidiaries
NQ International Limited (“NQ HK”) *	April 26, 2010	Hong Kong	Wholly-owned subsidiary	Consumer mobile security services in overseas markets
NQ Mobile US Inc. (“NQ US”)**	November 5, 2010	United States	Wholly-owned subsidiary	Consumer mobile value added services and advertising services in US and overseas markets.
NQ Mobile (Beijing) Co., Ltd. (“NQ Beijing” or “NQ WFOE”)	May 15, 2007	The PRC	Wholly-owned subsidiary	Consumer mobile security services in PRC and overseas markets, and technology consulting and services
NQ (Beijing) Co., Ltd. (“NQ Tongzhou”)	January 5, 2013	The PRC	Wholly-owned subsidiary	Software design and development for computer and mobile devices and other technology consulting services
Best Partners Ltd. (“Best Partners”)	September 6, 2013	Cayman Islands	Wholly-owned subsidiary of FL Mobile Inc.	Mobile advertising services
Beijing Wanpu Media Technologies Co., Ltd. (“Wanpu Beijing” or “Wanpu WFOE”)	September 6, 2013	The PRC	Wholly-owned subsidiary of Best Partners	Advertising services based on mobile internet platform in the PRC
Beijing NQ Mobile Co., Ltd. (“NQ Yizhuang”)	September 29, 2014	The PRC	Wholly-owned subsidiary	Consumer mobile security services in PRC and overseas markets, and technology consulting and services
FL Mobile Inc.	January 21, 2013	Cayman Islands	99.09%-owned subsidiary	Mobile advertising and mobile games services
FL Mobile (Beijing) Co., Ltd. (“FL Beijing”)	June 3, 2013	The PRC	Wholly-owned subsidiary of FL Mobile Hong Kong Limited	Mobile advertising and mobile games services
Linkmotion Holdings Ltd. (“Linkmotion”)	June 15, 2015	Cayman Islands	67%-owned subsidiary	Optimization of software and hardware in vehicle platform
Glory Team Ltd. (“Glory”)	October 1, 2015	Seychelles	Wholly-owned subsidiary of FL Mobile Hong Kong Limited	Mobile games distribution
Variable Interest Entities
Beijing Technology	October 21, 2005	The PRC	VIE of NQ Beijing	Consumer mobile security services in PRC market and research and development
FL Mobile	November 30, 2012	The PRC	VIE of FL Beijing	Mobile games and advertising
Subsidiaries of VIEs
Qingyun (Tianjin) Financial Management Co., Ltd. (“Tianjin Qingyun”)	February 21, 2012	The PRC	Wholly-owned subsidiary of Beijing Technology	Financial management services
Beijing Fanyue Information Technology Co., Ltd. (“Fanyue”)	March 21, 2013	The PRC	Wholly-owned subsidiary of FL Mobile	Off-line user acquisition services
Beijing Wanpu Century Co., Ltd. (“Wanpu Century”)	September 6, 2013	The PRC	Wholly-owned subsidiary of FL Mobile	Advertising services based on mobile internet platform in the PRC
Beijing Tianya Co., Ltd. (“Tianya”)	September 24, 2013	The PRC	Wholly-owned subsidiary of Beijing Technology	Mobile healthcare application developments and search engine marketing in healthcare industry
Chengdu Ruifeng Technology Co., Ltd. (“Ruifeng”)	October 15, 2013	The PRC	Wholly-owned subsidiary of Beijing Technology	Enterprise mobility system development and iOS training program
Shanghai Yinlong Information Technology Co., Ltd. (“Yinlong”)	November 11, 2013	The PRC	Wholly-owned subsidiary of Beijing Technology	Mobile music search, matching and recognition software services
Beijing Trustek Technology Co., Ltd. (“Beijing Trustek”)	January 10, 2014	The PRC	Wholly-owned subsidiary of Beijing Technology	Enterprise mobility solutions and services
Tianjin Huayong Wireless Technology Co., Ltd. (“Huayong”)	January 31, 2014	The PRC	68%-owned subsidiary of Beijing Technology	Research and development of live wallpapers

Beijing Showself Technology Co., Ltd. (“Showself”)	May 15, 2014	The PRC	65%-owned subsidiary of Beijing Technology	Development and operation of live mobile social video platform
YipaiTianxia Network Technology Ltd. (“Yipai”)	May 15, 2014	The PRC	70%-owned subsidiary of Beijing Technology	Mobile intelligent interactive advertising services
Beijing Century Hetu Software Technology Co., Ltd. (“Hetu”)	October 1, 2015	The PRC	Wholly-owned subsidiary of FL Mobile	Mobile games design and development

*	NetQin International Limited was renamed to NQ International Limited on August 1, 2012.
**	NetQin US Inc. was renamed to NQ Mobile US Inc. on December 14, 2011.
***	Other consolidated entities of the Company have been omitted from this list since, considered in an aggregate as one single entity, they would not constitute a significant subsidiary.

(e) Variable Interest Entity

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

In September 2013, the Company completed the acquisition of Best Partners and its subsidiaries, which primarily engage in advertising activities, based on mobile-advertising platform in the PRC and are also subjected to restrictions from PRC laws and regulations for providing internet content services. Effective upon acquisition of Best Partners by the Company, Wanpu Century became the VIE of Wanpu Beijing, of which 100% equity interest was owned by the Company through Best Partners. See Note 4 – “Business Combination”. Through a series of contractual agreements among Wanpu Beijing, Wanpu Century, and the shareholders of Wanpu Century (“Wanpu VIE Agreements” and, together with NQ VIE Agreements and FL VIE Agreements, the “VIE Agreements”), the Group had effective control over Wanpu Century, received substantially all of the economic benefits and absorbed substantially all of the risks of the Wanpu Century, and had an exclusive option to purchase all of the equity interests in the Wanpu Century through Wanpu Beijing.

As a result of the FL Reorganization completed in July 2014, the Company became the ultimate primary beneficiary of FL Mobile and its subsidiaries, which primarily engage in advertising activities and mobile games in the PRC and are also subject to restrictions from PRC laws and regulations for providing internet content services. Consequently, FL Mobile became the VIE of FL Beijing, of which 100% equity interest was ultimately owned by FL Mobile Inc. through FL Mobile Hong Kong Limited. Through FL VIE Agreements, the Company has effective control over FL Mobile and its subsidiaries, receives substantially all of the economic benefits and absorbs substantially all of the risks of FL Mobile and its subsidiaries, and has an exclusive option to purchase all of the equity interests in FL Mobile and its subsidiaries through FL Beijing.

The Group has adopted the guidance of accounting for VIEs, which requires certain VIEs to be consolidated by the primary beneficiary of the entities. The Group’s management evaluated the relationships among the Company, NQ Beijing and Beijing Technology, as well as the relationships among the Company, Wanpu Beijing, and Wanpu Century, FL Beijing, and FL Mobile, and the economic benefits flow of the applicable contractual arrangements. The Group concluded that NQ Beijing is the primary beneficiary of Beijing Technology, Wanpu Beijing was the primary beneficiary of Wanpu Century, and FL Beijing was the primary beneficiary of FL Mobile. As a result, the results of operations, assets and liabilities of these VIEs and their subsidiaries have been included in the Company’s consolidated financial statements.

Exclusive Technical Consulting Services Agreement between NQ Beijing and Beijing Technology. Under the exclusive technical consulting services agreement, NQ Beijing has the exclusive right to provide to Beijing Technology the technical consulting services related to Beijing Technology’s business operation. NQ Beijing owns the intellectual property rights developed by either NQ Beijing or Beijing Technology in the performance of this agreement. Beijing Technology pays to NQ Beijing quarterly service fees, determined unilaterally by NQ Beijing due to its control over Beijing Technology. The amount of service fees to be charged to Beijing Technology are determined at the sole discretion of NQ Beijing by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, and the operations of Beijing Technology. As of December 31, 2015, the retained earnings in Beijing Technology was US$1,828 after being charged the service fees by NQ Beijing. The service fees are eliminated upon consolidation. This agreement is effective until NQ Beijing ceases to exist or is terminated at NQ Beijing’s sole discretion by giving 30 day’s advanced notice to Beijing Technology.

The exclusive technical consulting services agreement between FL Beijing and FL Mobile has substantially same terms as the contractual agreement between NQ Beijing and Beijing Technology. As of December 31, 2015 the retained earnings in FL Mobile was US$74,722 after being charged the service fees by FL Beijing. The service fees are eliminated upon consolidation. The term of the agreement will remain effective until FL Beijing ceases to exist or is terminated at FL Beijing’s sole discretion by giving 30 days’ advanced notice to FL Mobile.

Exclusive Business Cooperation Agreement between Wanpu Beijing and Wanpu Century. Under the exclusive business cooperation agreement, Wanpu Beijing had the exclusive right to provide business support and technical services such as product development, system integration and maintenance, technology consulting, etc., to Wanpu Century in exchange for a service fee. In addition, Wanpu Beijing owned the intellectual property rights developed by both Wanpu Beijing and Wanpu Century. The amount of service fees to be charged to Wanpu Century were determined at sole discretion of Wanpu Beijing by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, and the operations of Wanpu Beijing.

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

Each of the loan agreements between Wanpu Beijng and FL Beijing and the respective shareholders of Wanpu Century and FL Mobile have substantially the same terms as the contractual agreements between NQ Beijing, Beijing Technology and the shareholders of Beijing Technology, except that the amount of the loans extended to the respective shareholders is RMB1,000 and RMB13,500, respectively.

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

Amended and Restated Business Operation Agreement, Amended and Restated Equity Interest Pledge Agreement and Amended and Restated Equity Disposition Agreement between NQ Beijing and shareholders of Beijing Technology, entered into on November 17, 2015, reflected the shareholder of Beijing Technology change from Dr. Henry Yu Lin to Ms. Lingyun Guo. All the other terms remain the same as the original agreements.

The Wanpu VIE Agreements between Wanpu Beijing, Wanpu Century and the shareholders of Wanpu Century were terminated in November 2015, and Wanpu Century was recognized as a wholly owned subsidiary of FL Mobile in order to facilitate FL Divestment. The contractual agreements between FL Mobile, FL Beijing and the shareholders of FL Mobile were terminated in January 2016, FL Mobile became a 78% owned subsidiary of Beijing Technology. “Please refer to Note 1(b) —“Reorganization and Proposed FL Transaction”.”

Risks in Relation to the VIE Structure

The Ministry of Commerce of PRC (“MOC”) published a discussion draft of the proposed Foreign Investment Law (the “Draft”) in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China. The Draft embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on the Draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The Draft, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations. The Draft expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a VIE.

Under the Draft, variable interest entities that are controlled via contractual arrangement would be deemed as VIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as VIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. Moreover, for the enterprises which are not incorporated under the laws of China (foreign investors) but are “controlled” by Chinese investors, they may submit documentary evidence to apply for identifying their investment as the investment by Chinese investors when they applying for the market entry clearance to engage in any investment as set out in the “negative list” in China. The competent authorities of foreign investment will grant the review opinion on whether the said investment is identified as the investment by Chinese investors.

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

Financial Information of VIEs

The financial information of Beijing Technology and its subsidiaries as well as FL Mobile and its subsidiaries were presented in aggregate as follows, which were included in the accompanying consolidated financial statements:

	As of December 31,
	2014	2015
	US$	US$
Cash and cash equivalents	29,508	103,794
Term deposits	72,159	66,296
Restricted cash	3,767	1,640
Other intercompany receivable to WFOEs	91,605	608
Other intercompany receivable	138	3

Total current assets	306,508	287,997
Total non-current assets	375,510	362,919

Total assets	682,018	650,916

Intercompany payable to WFOEs for the service fees	11,468	20,139
Other intercompany payable to WFOEs	97,053	39,089
Other intercompany payable	163,468	185,551

Total current liabilities	349,814	312,523
Deferred tax liabilities, non-current	8,859	6,840

Total liabilities	358,673	319,363

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$
Total net revenues	139,886	275,372	377,506
Net income	21,098	18,751	36,136

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$
Net cash provided by operating activities	14,538	30,094	30,287
Net cash (used in)/provided by investing activities	(8,027)	(9,415)	45,017
Net cash provided by financing activities	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(2,851)	(2,643)	(1,018)
Net (decrease)/increase in cash and cash equivalents balance	(3,660)	18,036	74,286

The VIEs contributed an aggregate of 71%, 83% and 93% of the consolidated revenues for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the VIEs, without the recourse to the Company, accounted for an aggregate of 71% and 81%, respectively, of the consolidated total assets, and 32% and 26%, respectively, of the consolidated total liabilities. The consolidated assets of VIEs mainly comprised of recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include goodwill and intangible assets acquired through business acquisitions, purchased servers and office facilities. The balances of these assets as of December 31, 2014 and 2015 were included in the line of “Total non-current assets” in the table above.

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

In accordance with the VIE Agreements, the Company has power to direct activities of the VIEs and their subsidiaries, and can have assets transferred out of the VIEs and their subsidiaries without any restrictions. Therefore, the Company considers that there is no asset in the consolidated VIEs and their subsidiaries that can be used only to settle obligations of the consolidated VIEs except for registered capitals of US$8,917 and PRC statutory reserves of US$ 2,695, of their VIEs and VIEs’ subsidiaries, as of December 31, 2015. As the VIEs and their subsidiaries are incorporated as limited liability companies under the PRC Company Law, and as such the creditors of liabilities of these PRC incorporated VIEs have recourse only to the assets of these entities. Accordingly, the creditors of all the liabilities of the Company’s consolidated VIEs do not have recourse to the Company’s general credit.

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

(b) Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC 805: Business Combinations. The purchase method accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquired entity over (ii) the fair value of the identifiable net assets of the acquired entity is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

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

(e) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months and equal or less than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income (loss) during the period.

(f) Restricted cash

Cash that is deposited in the bank but restricted for a specific purpose and therefore not available for immediate and general use by the Company is classified as restricted cash, which is presented separately from cash and cash equivalents on the consolidated balance sheet. The deposited balance is included in the Group’s bank account for guarantee of certain business purpose under an agreement until being used for the designated purpose or withdrawn due to expiration of the guarantee. As of December 31, 2014 and 2015, the Company had a restricted cash balance which is set aside for a period of 12 months of US$3,767 and US$1,640, respectively.

(g) Short-term investments

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

For the years ended December 31, 2014 and 2015, the Company invested US$37,588 (equivalent to RMB230,000), US$289,266 (equivalent to RMB1,888,150) in a financial instruments managed by a bank in the PRC. The terms of the financial product are within 90 days. The Company earned investment income of US$5, US$65 and US$1,435 on the financial instruments, which was included in realized gain on available-for-sale investments in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2013, 2014 and 2015. As of December 31, 2014 and 2015, there were no short-term investment.

(h) Allowance for doubtful accounts

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

	Balance at Beginning of Year	Charged to Expenses	Recoveries	Disposal of Subsidiaries	Balance at End of Year
	US$	US$	US$	US$	US$
Allowance for doubtful accounts
2013	1,095	3,027	(204)	—	3,918
2014	3,918	4,974	—	—	8,892
2015	8,892	9,829	(845)	(777)	17,099

(i) Inventory

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

(j) Equity investments

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

(k) Property and equipment, net

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

(l) Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination.

The Company tests goodwill for impairment at the reporting unit level on an annual basis as of November 1 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment”, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than- not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group has performed impairment test on November 1, 2015 for the fiscal year of 2015, and the Group conclude there is no goodwill impairment during the impairment test.

When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. However, if the business to be disposed of was never integrated into the reporting unit after its acquisition and thus the benefits of the acquired goodwill were never realized by the rest of the reporting unit, the current carrying amount of that acquired goodwill shall be included in the carrying amount of the business to be disposed of. That situation might occur when the acquired business is operated as a standalone entity or when the business is to be disposed of shortly after it is acquired. Situations in which the acquired business is operated as a standalone entity are expected to be infrequent because some amount of integration generally occurs after an acquisition. When only a portion of goodwill is allocated to a business to be disposed of, the goodwill remaining in the portion of the reporting unit to be retained shall be tested for impairment using its adjusted carrying amount.

(m) Intangible Assets

Intangible assets, comprising computer software, domain name use right, revenue sharing agreements, customer relationship, non-compete agreements, user base, technology, game and other finite-lived intangible assets, which are separable from the fixed assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The impairment of intangible assets acquired as part of business acquisition recorded in impairment loss for the years ended December 31, 2013, 2014 and 2015 are $nil, $nil, and US$298, respectively.

(n) Impairment of long-lived assets other than goodwill and intangible assets

The carrying amounts of long-lived assets other than goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. The impairment of long-lived assets recorded in cost of revenues and general and administrative expense for the year ended December 31, 2015 are US$2,214 and US$4,185, respectively. It mainly represents the prepaid Intellectual Property license fee for the games. The Group classifies the impairment of Intellectual Property for the games that generated limited revenues into cost of revenues. For the Intellectual Property for the games that are not launched yet and are not expected to bring in future cash flow, the Group classifies the impairment into general and administrative expense. The impairment of long-lived assets other than goodwill and intangible assets for the years ended December 31, 2013 and 2014 are $nil, and $nil, respectively.

(o) Convertible debt

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

(p) Functional currency and foreign currency translation and transactions

The Group’s reporting currency is the U.S. dollar (“US$”). The functional currency of the Company, and the Company’s overseas subsidiaries is US$, while the functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB. In the consolidated financial statements, the financial information of the Company’s subsidiaries, VIE and VIE’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of changes in equity and comprehensive income (loss). The exchange rates as of December 31, 2014 and 2015 are 6.1190 and 6.4936. The annual average exchange rates for the years ended December 31, 2013, 2014 and 2015 are 6.1912, 6.1429 and 6.2272.

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

(q) Mezzanine equity

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

(r) Revenue recognition

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

The Group recognizes and reports consumer mobile security services revenues on a gross basis based on service providers’ portion of the billings as the Group has the primary responsibility for fulfillment and acceptability of the consumer mobile security services and are considered a principal in the transactions. The amounts attributed to services providers’ share are determined pursuant to the arrangements between services providers and us and are recognized as costs of revenues.

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

The Group sells both consumable and durable virtual goods in games. Consumable goods are items that are used up one-time, while durable goods are items accessible to the user over an extended period of time. For games under joint operation, the Group recognizes revenue from the sales of both consumable goods and durable goods at once when the virtual items are delivered. For games under exclusive operations, the Group recognizes revenue from the sales of consumable goods when the goods are used up. The Group recognizes revenue from the sales of durable goods (i) ratably over the estimated average playing period of paying users, or (ii) actually consumed by ended-user in the content providers’ platform.

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

Live Mobile Social Video Platform

The Group operates live mobile social video communities, including Showself Live Video and Lehai Live Video. The community contains thousands of real time video rooms (the “Room”) with user-created content provided by hosts and online users, and showed to the Rooms’ viewers. The Group is responsible for providing a technological infrastructure to enable the hosts, online users and viewers to interact through live mobile social online video platforms.

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

The Groups estimates the playing periods of paying users based on available data obtained since the Company launched the platform, Showself Live Video in April 2014 and another platform, Lehai Live Video, in October 2015. On a quarterly basis, the Groups determines the estimated average playing period for paying players, beginning at the time of a payer’s first purchase on our platform and ending on a date when that paying player is no longer active. The Group recognized revenue directly for payment from users, which used for instant consumable virtual good related to Room’s hosts. For payment used for virtual goods that are durable to be consumed and those consumed by end users, the group recognized deferred revenue and amortizes the amount over the estimated average playing period of paying users.

The Group determines that a paying player has ceased playing on our platform once the player reached an Inactive Period. The Group defines the Inactive Period as the length of time after which if a paying player has not logged into the community, the possibility that he/she will continue to play on our platform in the future is very low. To determine the Inactive Period, the Group regularly analyzes paying players’ activities in the community. For the players who have not logged on our platform for 50 days as of the period end, the Group deems them inactive players. Currently estimated average playing periods are approximately three months, based on current available paying users’ information. The Group regularly reassesses these estimates and may revise such estimates in the future as additional data becomes available and if and when future data indicates a change in playing patterns or behaviors.

Advertising Revenues

Advertising revenues are derived principally from promotion of third-parties’ applications, games or services over a particular period of time, through a variety of patterns, which are classified into online advertising services and offline advertising services.

Online advertising revenues. The Group promotes third-parties’ games and applications through NQ security applications and related applications in a variety of forms including but not limited to offer-walls, push-notification, and content integrations. Advertising fees are generally charged to advertisers on the cost per action (“CPA”) basis. The desired actions to be performed include but are not limited to activation, download, click, registration or opt-ins, which are determined by the advertisers. The revenues are generally recognized when the end users activate the applications, register accounts or deliver their opt-ins.

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

Enterprise Mobility Revenues

Enterprise mobility revenues are derived principally from hardware sales to enterprise users, technology and software development, and commission income shared from mobile network operators, all of which are provided on a stand-alone basis in the years of 2013, 2014 and 2015.

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

(s) Cost of revenues

Cost of revenues primarily consists of customer acquisition cost paid to third party business partners based on number of end users referred by them, which are expensed when earned by third party business partners, fees paid to the handset makers and promotion agents for them to preload the Group’s software and fees paid to or retained by SPs and third party payment processors for their services relating to the billing of the Group’s consumer mobile security revenues. Cost of revenues also includes the hardware procurement cost for enterprise mobility business, as well as fees paid to third-party content providers for advertising services and mobile game operations. Staff costs of those departments directly involved in providing mobile value added services; enterprise mobility and advertising services, as well as other services are also included in cost of revenues.

(t) Marketing and advertising costs

Marketing and advertising costs consist primarily of costs for the promotion of corporate image and product marketing. The Group expensed all marketing and advertising costs as incurred. Marketing and advertising costs for the years ended December 31, 2013, 2014 and 2015 are US$13,318, US$11,293, and US$7,706 respectively.

(u) Research and development

Research and development related expenses consist primarily of payroll-related expenses incurred for new product development and product enhancements. The Group expenses all costs incurred for the development of mobile security and productivity software, technology and software for enterprise customers, and technology of mobile platforms when incurred prior to the establishment of technological feasibility. Once the software has reached technological feasibility with a proven ability to operate in the market, all subsequent software development costs shall be capitalized until that software is marketed. The amount of costs qualifying for capitalization has been immaterial and, as a result, the Group did not capitalize any research and development costs for the years ended December 31, 2013, 2014 and 2015.

(v) Operating leases

Leases where substantially all the risks and rewards of ownership of the assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income on a straight line basis over the lease periods.

(w) Government grant

Government grant is recorded as a liability in deferred revenue when receive upfront, and recognize as other income or reduction of related expense in the period when (i) all of the conditions attached to the subsidy are satisfied or it is not subject to future return or reimbursement, and (ii) the subsidies have been received or become receivable with reasonable assurance. The Group recorded subsidies from the PRC government of US$761, US$852, and US$ 2,535, in other income for the years ended December 31, 2013, 2014 and 2015, respectively.

(x) Employee benefits

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

The Group recorded employee benefit expenses of US$4,393, US$7,274 and US$10,601 for the years ended December 31, 2013, 2014 and 2015, respectively.

(y) Share-based compensation

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

Awards granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as compensation expenses over the estimated requisite service period, regardless of whether the market condition has been satisfied if the requisite service period is fulfilled.

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

(z) Non-controlling interest

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

(aa) Treasury stock

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

(ab) Income tax

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

(ac) Uncertain tax position

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

The Company has elected to classify interest related to an uncertain tax position (if and when required) to interest expense, and classify penalties related to an uncertain tax position (if and when required) as part of other expense in the consolidated statements of comprehensive income. For the years ended December 31, 2013, 2014 and 2015, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

(ad) Statutory reserve

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

For the years ended December 31, 2013, 2014 and 2015, profit appropriation to the general reserve fund and the statutory surplus fund (“statutory reserve”) totaled US$6,698, US$941, and US$1,572 respectively, and there was no profit appropriation to other reserve funds for any of those years.

(ae) Earnings (loss) per share

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

(af) Related parties

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

(ag) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, only consists of cumulative foreign currency translation adjustment.

(ah) Segment reporting

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

(ai) Fair value measurement

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

(aj) Discontinued operation

A discontinued operation may include a component of an entity or a group of components, a business. Disposal of a component or group of components should be reported in discontinued operations if the disposal represents a strategic shift that has, or will have a major effect on the entity’s operations and financial results. Examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity. The results of operations of a discontinued operation that has either been disposed of or classified as held for sale should be presented on the face of the statement in which net income is reported. Any gain or loss on the disposal or on classification as held for sale maybe disclosed on the face of the statement and in a note to the financial statements.

(ak) Effect of recent accounting pronouncements

In May of 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and IFRS. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the five steps: 1) identify the contract(s) with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; 5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. This amendments shall be applied retrospectively either to each prior reporting periods or with the cumulative effect of initially applying this amendments recognized at the date of initial application. In August of 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-14, Revenue from Contracts with Customer (Topic 606): Deferral of the Effective Date. This ASU was fairly straight forward and simple as it defers the effective date of ASU 2014-09, Revenue from Contracts with Customers, for all entities. With the issuance of ASU 2015-14, public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is in process of evaluating the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the new revenue recognition guidance in 2018.

In June of 2014, the FASB issued guidance on “Stock Compensation – Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The amendments clarify that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. No matter when the performance target becomes probable of being achieved, the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group had evaluated that there is no impact on the consolidated financial statements of adopting this guidance.

In April of 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. It requires companies to present debt issuance costs the same way they currently present debt discounts, as a direct deduction from the carrying value of that debt liability. ASU 2015-03 does not impact the recognition and measurement guidance for debt issuance costs. For public businesses, ASU No. 2015-03 will be effective for fiscal years starting after December 15, 2015, including any interim periods within those years. Early adoption of ASU No. 2015-03 will be allowed for financial statements that have yet to be issued. The amendments of ASU No. 2015-03 must be applied retrospectively, where the balance sheet of each presented individual period is adjusted to indicate the period-specific impact of using the new guidance. During the transition phase, a business must adhere to the appropriate disclosures for an adjustment in an accounting principle. Such disclosures include why the change in accounting principle is occurring, the method of transition, a explanation of the previous period’s information that was retrospectively adjusted, and how the change impacts the financial statement line items (i.e., debt issuance cost asset and the debt liability). The Group had evaluated that there is no impact on the consolidated financial statements of adopting this guidance.

In July 2015, the FASB issued No. ASU No. 2015-11, Simplifying the Measurement of Inventory. This ASU changes the measurement principle for inventories valued under the FIFO or weighted-average methods from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by the FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This ASU does not change the measurement principles for inventories valued under the LIFO method. The amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group is in process of evaluating the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the new guidance in the year of 2017.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In November of 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The update eliminates the requirement to classify deferred tax assets and liabilities as noncurrent or current within a classified statement of financial position. Current guidance requires entities to classify deferred taxes as noncurrent or current. Under ASU 2015-17, a reporting entity is required to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. Current guidance requiring the offsetting of deferred tax assets and liabilities of a tax-paying component of an entity and presentation as a single noncurrent amount is not affected. The amendment applies to all entities that present a classified statement of financial position. The update is effective for public business entities issuing financial statements for the annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early application is permitted for financial statements as of the beginning of an interim or annual reporting period. Entities may apply the update prospectively to all deferred tax assets and liabilities and taxes, or retrospectively for all periods presented. If an entity applies the update prospectively, the entity shall disclose the nature and reason of the change in accounting principle and disclose that the prior periods were not retrospectively adjusted. If an entity adopts the update retrospectively, the entity shall disclose the nature and reason of the change in accounting principle and disclose the quantitative effects of the accounting change on prior periods. The Group had evaluated that there is no impact on the consolidated financial statements of adopting this guidance.

The FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-01 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted for all public business entities and all nonpublic business entities upon issuance. The Group is in process of evaluating the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the new revenue recognition guidance in 2019.

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

(b) Concentration of risks

Tianjin Yidatong Technology Development Co., Ltd. (“Yidatong”) accounted for 10% of the Group’s total net revenues in 2013. No individual customer accounted for more than 10% of the Group’s total net revenues in 2014 and 2015. The Company had no further business cooperation with Yidatong since July 2014. Only Apple Inc. accounts for 32% of the Group’s cost of revenues in 2015.

Revenues from consumer mobile securities accounted for approximately 42%, 17% and 5% of the Group’s total net revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Revenues from mobile games accounted for approximately 11%, 14% and 18% of the Group’s total net revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Revenues from advertising services accounted for approximately 19%, 22% and 18% of the Group’s total net revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Revenues from enterprise mobility including hardware sales and software development accounted for approximately 27%, 45% and 47% of the Group’s total net revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

Revenue derived from the PRC account for approximately 73%, 87% and 91% of the Company’s total net revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

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

In November 2015, the Group entered into an agreement with former member of management of NationSky and a third party company to divest all of the equity interests of NationSky for a total cash consideration of RMB510,000. On December 30, 2015, the deal was closed with all the consideration received by the Group. The Group recorded a gain from the disposal of a subsidiary of approximately $56,211 related to the completion of the NationSky divestment for the year ended December 31, 2015. Because the Group still keeps and continuously expands the enterprise mobility service business line, thus the sale of NationSky does not represent a strategic shift of the Group; the Group does not consider the disposal of NationSky as discontinued operation on the consolidated financial statements. The carrying amount of goodwill and intangible assets result from the acquisition of NationSky, which are US$2,033, US$1,905 are entirely included as part of the carrying amount of NationSky in determining the gain of the disposal rather than using a relative fair value method as NationSky has been operated as a standalone entity. The goodwill remaining in the portion of the enterprise reporting unit to be retained was tested for impairment using its adjusted carrying amount at the date of disposal and no impairment was recorded.

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

In June 2015, The Group treated the fact that the total fair value of NQ Shenzhen was lower than the carrying value of NQ Shenzhen’s net assets as an indicator that the goodwill associated with NQ Shenzhen should be impaired. As NQ Shenzhen is a standalone entity since acquired, the goodwill is written off entirely rather than allocated it based on relatively fair value. Accordingly, US$2,241 of goodwill is impaired. Meanwhile, the intangible assets acquired as part of NQ Shenzhen acquisition is recorded in impairment loss of US$298.

In July 2015, the Group divested 100% equity interests of NQ Shenzhen to a third party. No disposal gain or loss was recognized.

As the sale of NQ Shenzhen does not represent a strategic shift of the Group, the Group does not consider the disposal of NQ Shenzhen as discontinued operation on the consolidated financial statements as of December 31, 2015.

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

The amount of net revenue and net income of Beijing Trustek included in the Company’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2014 are US$62,569 and US$2,774, respectively.

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

Acquisition of Linkmotion

On June 15, 2015, the Group acquired 67% of the equity interests by acquiring preferred shares of Linkmotion for cash consideration of US$5,360. The preferred shares acquired take the voting rights as common shares. Linkmotion is primarily engaged in development of an optimized software and hardware in vehicle platform, in which everything is controlled by just one computer. The purpose of the acquisition was to add a new category of software and hardware services to the Group’s growing product portfolio and expand the Group’s business scale. The Group began to consolidate Linkmotion’s financial statements on June 15, 2015.

On the acquisition date, the valuations used in the purchase price allocation were determined by the Group with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed and non-controlling interests based on their fair value was as follows:

As of June 15, 2015
US$
Cash consideration	5,360

Total consideration transferred	5,360

Other tangible assets	5,362
Identifiable intangible assets acquired	3,047
Goodwill	726
Liability assumed	(2,175)
Fair value of non-controlling interest	(1,600)

Total	5,360

Total identifiable intangible assets acquired include non-compete agreement of US$762 with an estimated useful life of 1 year, software platform of US$1,949 with an estimated useful life of 5 years and hardware design of US$336 with an estimated useful life of 5 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to enterprise segment. Goodwill primarily represents the expected synergies from combining operations of Linkmotion with those of the Group, which are complementary to each other and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired.

The fair value of non-controlling interest in Linkmotion has been determined in the valuation mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration a 33% discount for lack of control. The equity value close to the acquisition date was implied by the fair value of cash transferred on the acquisition date as consideration for the acquisition.

The amount of net revenue and net losses of Linkmotion included in the Group’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2015 are US$80 and US$2,526, respectively.

Prior to the acquisition, Linkmotion did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Linkmotion for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Linkmotion’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Linkmotion on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

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

On November 30, 2012, the Group acquired Red and the remaining equity interests in FL Mobile for the consideration of 12,346,647 common shares of the Company with certain sales restrictions, the fair value of which was US$16,421. As a result of this acquisition, the Group also made Red a wholly owned subsidiary of FL Mobile. The Company began to consolidate the consolidated financial statements of FL Mobile commencing on December 1, 2012. The purpose of the acquisition was to offer mobile games to the customers through FL Mobile’s platform.

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

Acquisition of Hetu

In June 2013, the Group, through FL Mobile, acquired 20% of equity interests in Hetu, which primarily engaged in mobile game development and operation, for a cash consideration US$16 and 1,150,385 common shares with fair value of US$1,722. As of December 31, 2013, the Group’s equity interest in Hetu was diluted to 18.18% due to incoming of new investors. The equity investment was accounted for under the cost method, as the Group has no control or significant influence over Hetu prior to October 1, 2015.

On October 1, 2015, the Group, through FL Mobile, acquired the remaining 81.82% equity interests of Hetu for aggregated fair value of cash consideration of US$9,410. Thus, the Group owns 100% equity interest of Hetu. The purpose of the acquisition is to enhance the development and profitability of mobile games. The Group began to consolidate Hetu’s financial statement on October 1, 2015.

On the acquisition date, the valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The preliminary allocation of the consideration for assets acquired, and liability assumed based on their fair value was as follows:

As of October 1, 2015
US$
Fair value of previous held 18.18% of equity interests	2,094
Cash consideration (paid)	6,137
Cash consideration (Contingent) *	3,273

Total	11,504

Cash	770
Other current assets	2,446
Fixed assets	17
Identifiable intangible assets acquired	4,874
Goodwill	6,766
Liability assumed	(3,369)

Total	11,504

*	According to the share purchase agreement, there is part of contingent consideration, which will be paid based upon the financial performance of Hetu for the years 2015 and 2016.

Total identifiable intangible assets acquired from Hetu mainly include non-compete agreement of US$79 with an estimated useful life of 36 months, the royalty fee of developed games of US$2,044 with an estimated useful life of 18 months and IPR&D games of US$2,751with an estimated useful life of 46 months. The developed mobile games are games that are already developed and ready to publish. IPR&D games are games that are under researching and developing.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Hetu and with those of the Group, which are complementary to each other and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired.

The amount of net revenue and net income of Hetu included in the Group’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2015 are US$5,253 and US$4,399, respectively.

Prior to the acquisition, Hetu did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Hetu for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Hetu’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Hetu on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

Acquisition of Glory

On October 1, 2015, the Group, through FL Mobile Hong Kong Limited, which is a 100% owned subsidiary of FL Mobile Inc., acquired 100% of Glory with aggregated fair value of cash consideration of US$18,766. Glory primarily engages in publishing and operating mobile games overseas. The purpose of the acquisition is to enhance the development and profitability of mobile games business. The Group began to consolidate Glory’s financial statement on October 1, 2015.

On the acquisition date, the valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The preliminary allocation of the consideration for assets acquired, and liability assumed based on their fair value was as follows:

As of October 1, 2015
US$
Cash consideration (paid)	12,500
Cash consideration (Contingent) *	6,266

Total	18,766

Cash	287
Other non-current assets	472
Identifiable intangible assets acquired	4,637
Goodwill	14,129
Liability assumed	(759)

Total	18,766

*	According to the share purchase agreement, there is part of contingent consideration, which will be paid based upon the financial performance of Glory for the years 2015 and 2016.

Total identifiable intangible assets acquired from Glory mainly include the distribution of three mobile games of US$4,637 with an estimated useful life of 36 months.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Glory and with those of the Group, which are complementary to each other and intangible assets that do not qualify for separate recognition. In accordance with ASC 350, goodwill is not amortized but is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired.

The amount of net revenue and net income of Glory included in the Group’s consolidated statements of comprehensive income/loss from the acquisition date to December 31, 2015 are US$3,508 and US$2,796, respectively.

Prior to the acquisition, Glory did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Glory for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Glory’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Glory on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

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

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Tianya with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

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

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Yinlong with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

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

Acquisition of Huayong

In September of 2013, the Group acquired 10% of the equity interests in Huayong, which is primarily engaged in the research and development, customizing and marketing of live wallpapers for smart phones using Android system, for a cash consideration of US$2,060. Meanwhile, the Group injected additional cash US$5 along with all other shareholders proportionately for capital increase. In December of 2013, the Group acquired additional 29.01% of equity interest in Huayong for a cash consideration of US$34,634 and 3,039,449 common shares valued at US$7,015. As of December 31, 2013, the equity investment was accounted for under the cost method, as the Group has no control or significant influence over Huayong prior to January 25, 2014.

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

Total identifiable intangible assets acquired upon acquisition mainly include core technology of mobile animation engine of US$4,309 with an estimated useful life of 5 years, mobile applications of US$721 with an estimated useful life of 1.5 years, user base of US$1,343 with an estimated useful life of 1.5 years, and the partnership with cell phone manufacturers of US$6,423 with and estimated useful life of 4 years.

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

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Huayong with those of the Group, which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

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

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Yipai with those of the Group, which are complementary to each other and intangible assets that do not qualify for separate recognition. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

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

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill relating to consumer segment. Goodwill primarily represents the expected synergies from combining operations of Showself with those of the Group, which are complementary to each other and intangible assets that do not qualify for separate recognition. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

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

5. INVENTORY

	December 31,
	2014	2015
	US$	US$
Mobile devices	13,125	1,831
Others	96	—
Inventory impairment	(86)	—

Total	13,135	1,831

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2014	2015
	US$	US$
Housing loans to employees guaranteed by RPL (Note 22)	181	—
Interest-free loans to third parties, net of allowance	—	13,209
Advances to employees	3,440	3,131
Prepayments to business partners, net of allowance	16,443	11,180
Interest receivables	455	818
Receivables in connection with exercise of options from agents and employees	2,532	1,037
Short-term bridge loans in connection with potential investments, net of allowance	1,961	6,398
Prepayment for inventory	10,498	1,401
Unsecured interest-free loans to related parties, net of allowance (Note 22)	5,848	3,020
Others, net of allowance	2,778	1,545

Total	44,136	41,739

Loan to third party is mainly the loan to NationSky. The Group had been providing financial support to NationSky as the Group’s subsidiary and the amount was eliminated in the consolidated financial statement in prior years. After the disposal, NationSky becomes a third party. At the disposal date, the Group, NationSky, and the CEO of NationSky have settled the amount of the loan is US$11,125 (equivalent to RMB72,240), and the loan will be repaid before June 30, 2016 by NationSky. If not repaid, the CEO of NationSky will bear the unlimited joint liability regarding the loan.

Prepayments to business partners represent prepaid customer acquisition costs, advanced advertising and promotion fees, prepaid revenue sharing costs to third-party game developers associated with game operation, and any deposits for rentals and office-related supplies and etc.

The Group’s short-term interest-free bridge loan balances, net of allowance, are US$1,961 and US$6,398 as of December 31, 2014 and 2015, respectively. The short-term interest-free bridge loans are for potential investees in consideration of future acquisitions or investments on these investees.

One of the factors for allowance of other current assets is from other current assets with the aging greater than one year, mainly including the allowance of the bridge loan, which is US$2,048. Another factor is from the full impairment of equity investment in Hissage, an allowance of $1,078 for the loan due from Hissage is recorded, based on the agreement between the Group and another shareholder of Hissage.

7. EQUITY INVESTMENTS, NET

	December 31,
	2014*	2015*
	US$	US$
Equity method investments
Beijing NQ Guotai Investment Management Limited Partnership (“NQ Guotai”)	18,762	18,068
GEMA International AG (“GEMA”)	190	—
Taiyue Wutong Investment Limited Partnership (“Taiyue Wutong Fund”)	—	2,996
Beijing Wangqin Yuanxin Investment Limited Partnership (“Yuanxin Fund”)	—	7,700
Beijing QingzhouHulian Investment Limited Partnership (“Qingzhou Fund”)	—	770

Equity method investments, net	18,952	29,534

Cost method investments
Pansi Infinity (Beijing) Technology Co., Ltd (“Pansi”)	2,942	—
Shifang Huida Technology Co., Ltd (“Shifang”)	2,451	—
Hesine Technologies International Worldwide Inc (“Hissage”)	6,416	11,192
SIINE., Ltd (“SIINE”)	600	600
Asia Smart Media Inc. (“Asia Smart”)	3,901	3,901
Beijing Century Hetu Software Technology Co., Ltd (“Hetu”)	1,731	—
Shanghai Launcher Software Technology Co., Ltd. (“Launcher”) **	2,451	2,310
Zhijian Fengyun (Beijing) Technology Co., Ltd. (“Zhijian”) **	1,798	1,694
Beijing Jinxin Huachuang Investment Limited Partnership (“Jinxin Huachuang Fund”)	—	4,620
Beijing Shigan Technology Co., Ltd (“Shigan”)	—	307
Aole Yijie (Shenzhen) Computor Technology Co., Ltd (“Aoyi”)	—	462
Less: impairment loss	(5,993)	(13,486)

Cost method investments, net	16,297	11,600

Total	35,249	41,134

*	Balances are presented using period-end exchange rate of RMB against USD.
**	Changes between the year of 2014 and 2015 are resulted from currency fluctuation.

Equity method investments

In December of 2012, NQ Guotai was set up as an investment company. The Group would invest US$16,238 (RMB99, 000) through Tianjin QingYun, a subsidiary of Beijing Technology, in NQ Guotai in exchange for 49.5% of the equity interest. Tianjin Qingyun is a limited partner of NQ Guotai. On April 9, 2013, Beijing Wuyue Tianxia Investment Consulting Ltd, the general partner of NQ Guotai, withdrew its investment and transferred its 0.5% of the equity interest of NQ Guotai to Tianjin Qingyun for cash consideration of US$164 (RMB1,000). Meanwhile, Wangqin Guotai (Beijing) Capital Fund Management Ltd. was appointed as the new general partner and injected capital of US$328 (RMB2, 000) to NQ Guotai. As of June 30, 2013, the Group fully injected the capital of US$16,402 (RMB100, 000) and obtained 49.505% of equity interest in NQ Guotai. The Group accounted for the investment by equity method as the Group does not have control over NQ Guotai after considering various factors such as the board seats the Group has in the general partner of NQ Guotai.

In March of 2015, the Group, through FL Mobile, invested US$3,080 (RMB20,000) in Taiyue Wutong Fund, an investment company, in exchange for 17.54% equity interests as a limited partner according to the investment agreement. The Group accounted for the investment by equity method.

In June of 2015, the Group injected US$7,700 (RMB50,000) in Yuanxin Fund as the initial injection; the total investment will be US$37,729 ( RMB245,000) to exchange for 49% equity interests of Yuanxin Fund as a limited partner according to the investment agreement. The Group accounted for the investment by equity method.

In November of 2015, the Group injected US$770 (RMB5, 000) in Qingzhou Fund as the initial injection; the total investment will be US$1,540 (RMB10, 000) to exchange for 10% equity interests as a limited partner according to the investment agreement. The Group accounted for the investment by equity method.

According to ASC 946, each of the Funds, including NQ Guotai, Taiyue Wutong Fund, Yuanxin Fund, and Qingzhou Fund, meet all characteristics of an investment company and adopts fair value approach to account for its investments due to the sole purpose for returns from capital appreciation and investment income. The Group evaluated the fair value of each fund conducted by each of investments by considering the development stage of each investment, work force, customer and vendor relationships, financial conditions including historical financial statements and future financial forecasts, risk factors, comparable companies in the same industry, time of investments to balance sheets date and price of recent investment by new investors, with various approaches applied, such as income approach, market approach or replacement cost approach, as appropriate.

In September of 2013, the Group, through NationSky, acquired 28.76% of equity interest of GEMA for a cash consideration of US$285. GEMA is primarily engaged in global enterprise mobility device management services. The Group had significant influence over GEMA. Therefore, the equity method is adopted to account for its investment in GEMA. An independent third-party valuation firm was hired to evaluate the fair value of assets and liabilities of this equity investment. The investment cost allocation comprises of (i) US$58 of share of net tangible assets acquired; (ii) US$46 of share of identified intangible assets with 10 years of estimated useful life; and (iii) US$181 of equity investment goodwill. As of December 31, 2014, the Group’s equity interest in GEMA was diluted to 26.01% due to incoming of a new investor. In December of 2015, the Group divested 100% of the equity interest in NationSky business, thereafter GEMA was divested from the Group.

Cost method investments

In June of 2012, the Group acquired 30% of the equity interests in Pansi, which is primarily engaged in applications and services of mobile platform, for a cash consideration of US$2,864. As the equity interest is not in-substance common stock, the Group accounts for the equity investment using the cost method. In 2014, the Group’s management reviewed the Group’s equity investments for impairment in accordance with ASC 320 and concluded that the estimated fair value of the investment in Pansi is significantly less than its carrying value and the impairment is other-than-temporary, taking the performance and financial position of the investee as well as other evidence of market value into consideration. Therefore, the Group provided for an impairment loss of US$2,942 to reduce the carrying value of this investment to $nil as of December 31, 2014. In 2015, the Group sold the entire investment in Pansi to a third party with no gain or loss recognized. The transaction has been completed as of the December 31, 2015. The Group thus has $nil equity interest of Pansi.

In June of 2012, the Group acquired 25% of the equity interests in Shifang, which is primarily engaged in research and development of mobile internet browsers and web navigational site, for a cash consideration of US$2,386. As the equity interest is not in-substance common stock, the Group accounts for the equity investment using the cost method. In 2014, the Group’s management reviewed the Group’s equity investments for impairment in accordance with ASC 320, and concluded that the estimated fair value of the investment in Shifang is significantly less than its carrying value and the impairment is other-than-temporary, taking the performance and financial position of the investee as well as other evidence of market value into consideration. Therefore, the Group provided for an impairment loss of US$2,451 to reduce the carrying value of this investment to $nil as of December 31, 2014. In 2015, the Group sold the entire investment in Shifang to a third party with no gain or loss recognized. The transaction has been completed as of the December 31, 2015. The Group thus has $nil equity interest of Shifang.

In August of 2012, the Group acquired equity interests in Hissage, a provider of mobile messaging solution that provides with mobile push notification and messaging service across various radio access technologies and wireless carriers, for a cash consideration of US$500 and 3,821,655 common shares with fair value of US$5,916. As of December 31, 2013 and 2014, the number of shares the Group holds represented 35.14% equity interest in Hissage. In order to satisfy the working capital needs of Hissage, the Group loaned Hissage US$4,657 (equivalent to RMB29,000). As repayment for the loans, Hissage issued and delivered to the Group 223,215 Series A preferred shares in 2015. Thus, the equity interest that the Group owns is increased to 48.34%. As the equity interest is not in-substance common stock, the Group accounts for the equity investment using the cost method. In 2015, the Group’s management reviewed the Group’s equity investments for impairment in accordance with ASC 320, and concluded that the estimated fair value of the investment in Hissage is significantly less than its carrying value and the impairment is other-than-temporary, taking the performance and financial position of the investee as well as other evidence of market value into consideration. Therefore, the Group provided for an impairment loss of US$11,192 to reduce the carrying value of this investment to $nil as of December 31, 2015.

In August of 2012, the Group acquired 15.7% of the equity interests in SIINE, a designer, manufacturer and marketer of user interface tools for Web, Connected TV, Gaming and Mobile devices for a cash consideration of US$600. As the Group does not have significant influence over SIINE, the Group accounts for the equity investment using the cost method. In 2014, the Group’s management reviewed the Group’s equity investments for impairment in accordance with ASC 320, and concluded that the estimated fair value of the investment in SIINE is significantly less than its carrying value and the impairment is other-than-temporary, taking the performance and financial position of the investee as well as other evidence of market value into consideration. Therefore, the Group provided for an impairment loss of US$600 to reduce the carrying value of this investment to $nil as of December 31, 2014.

In May of 2013, the Group acquired 35.22% of the equity interests in Asia Smart, which is a new media company, for a cash consideration of US$2,000 and 1,152,013 common shares with fair value of US$1,901. As of December 31, 2014 and 2015, the Group’s equity interest in Asia Smart was diluted to 34.16% due to incoming of new investors. As the equity interest is not in-substance common stock, the Group accounts for the equity investment using the cost method.

In June of 2013, the Group acquired 20% of the equity interests in Hetu, which is a mobile game developer, for a cash consideration of US$16 and 1,150,385 common shares with fair value of US$1,722 on the investment date. As of December 31, 2013, the Group’s equity interest in Hetu was diluted to 18.18% due to incoming of new investors. On October 1, 2015, the Group, through FL Mobile, acquired the remaining 81.82% equity interests of Hetu with aggregate fair value of consideration of US$9,410, accumulative 100% equity interests of Hetu. The Group begins to consolidate Hetu’s financial statement from October 1, 2015. Please see “Note 4 – Business Combination” for further information.

In September of 2014, the Group acquired 20% equity interest of Zhijian, which primarily engaged in mobile game developments, for cash consideration of US$1,789. As the equity interest is not in-substance common stock, the Group accounts for the equity investment using the cost method. In 2015, the Group’s management reviewed the Group’s equity investments for impairment in accordance with ASC 320 and concluded that the estimated fair value of the investment in Zhijian is significantly less than its carrying value and the impairment is other-than-temporary, taking the performance and financial position of the investee as well as other evidence of market value into consideration. Therefore, the Group provided for an impairment loss of US$1,694 to reduce the carrying value of this investment to $nil as of December 31, 2015.

In September of 2014, the Group acquired 15% equity interests in Launcher, which primarily engaged in launcher research and customization, for cash consideration of US$2,451. As the Group does not have significant influence over Launcher, the Group accounts for the equity investment using the cost method.

In April of 2015, the Group acquired 6% equity interests in Jinxin Huachuang Fund, which primarily engaged in the investment in various entities, mainly public company, for cash consideration of US$4,620. Qingyun as a limited partner of Jinxin Huachuang Fund has minor interest and has no virtually influence over partnership operating and financial policies. The Group accounts for the equity investment using cost method.

In July of 2015, the Group acquired 10% equity interests in Aoyi, which primarily engaged in mobile game development and operation, for cash consideration of US$462. As the Group does not have significant influence over Aoyi, the Group accounts for the equity investment using the cost method.

In August of 2015, the Group acquired 4% equity interests in Shigan, which primarily engaged in an application that has the function of sound and voice recognition and identification, mainly used for music instrument, for cash consideration of US$307. As the Group does not have significant influence over Shigan, the Group accounts for the equity investment using the cost method.

The impairment charge is recorded if the carrying amount of the equity investment exceeds its fair value and this condition is determined to be other-than-temporary, The Group performs an impairment test on cost method and equity method investments whenever events or changes in business circumstances indicate that an other-than-temporary impairment has occurred, by considering current economic and market conditions, operating performance, development stages and technology development, and engaged an independent third-party valuation firm to estimate the fair value of certain cost method investments, as appropriate. The Group recorded $nil, US$5,993 and US$12,886 in impairment charge to the carrying value of its investments under the cost method for the years ended December 31, 2013, 2014 and 2015.

8. PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2015
	US$	US$
Computer equipment	6,001	6,742
Leasehold improvements	2,186	2,353
Electronic equipment	514	455
Office equipment	2,122	2,062
Motor vehicles	70	255

Total	10,893	11,867

Less: accumulated depreciation	(4,909)	(6,559)

Property and equipment, net	5,984	5,308

The depreciation expense for property and equipment was US$1,223, US$2,352 and US$3,204 for the years ended December 31, 2013, 2014 and 2015, respectively.

9. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2015
Items	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	US$	US$	US$
Computer software	5,603	(2,967)	2,636
Domain name use right	1,558	(702)	856
Revenue sharing agreement	—	—	—
Customer relationship	12,489	(7,377)	5,112
Non-compete agreement	1,316	(553)	763
User base	5,005	(4,516)	489
Technology	12,980	(6,269)	6,711
Game	11,688	(2,183)	9,505
Licenses	2,295	(1,810)	485
Trademark	3,588	(627)	2,961

Total	56,522	(27,004)	29,518

	As of December 31, 2014
Items	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	US$	US$	US$
Computer software	3,732	(2,073)	1,659
Domain name use right	1,550	(543)	1,007
Revenue sharing agreement	2,549	(1,098)	1,451
Customer relationship	14,855	(4,613)	10,242
Non-compete agreement	686	(176)	510
User base	5,311	(3,757)	1,554
Technology	14,921	(3,954)	10,967
Game	2,108	(629)	1,479
Licenses	2,435	(968)	1,467
Trademark	3,808	(254)	3,554

Total	51,955	(18,065)	33,890

The amortization expense related to intangible assets for the years ended December 31, 2013, 2014 and 2015 was US$4,735, US$11,855 and US$12,326, respectively. During 2015, intangible assets amounted to US$1,262 was included as part of the carrying value of NationSky in connection with the divestment of NationSky and US$298 of NQ Shenzhen’ intangible assets was fully impaired (see Note 4).

Computer software is amortized over 5 years on average using straight-line method. Domain name (NQ.com) licensed from third party is amortized over 10 years, the same as the term of the contract, under the straight-line method.

The acquired intangible assets from business combination are recognized and measured at fair value with assistance from independent third-party valuers and are amortized as expenses using the straight-line approach over the estimated economic useful lives as follows:

Estimated weighted average useful life
Customer relationships	4.0 years
Non-compete agreement	2.6 years
User base	1.8 years
Technology	4.7 years
Game	2.9 years
Software	4.1 years
Trademark	10.0 years
License	2.8 years

The weighted-average amortization period for total net intangible assets of US$29,518, as of December 31, 2015, will be 3.24 years. As of December 31, 2015 estimated amortization expenses for future periods were expected to be as follows:

Amount
US$
For the year ending
2016	12,775
2017	7,898
2018	5,038
2019	1,835
2020	742
2021 and thereafter	1,230

Total	29,518

10. GOODWILL

The changes in carrying value of goodwill for the years ended December 31, 2014 and 2015 are as follows:

Total
US$
Balance as of December 31, 2013	76,020
Increase in goodwill related to acquisition	243,916
Foreign currency translation adjustment	488

Balance as of December 31, 2014	320,424
Increase in goodwill related to acquisition	21,483
Decrease in goodwill related to disposal	(2,033)
Impairment loss	(2,241)
Foreign currency translation adjustment	(18,353)

Balance as of December 31, 2015	319,280

The Company test goodwill for impairment at the reporting unit level on an annual basis as of November 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. As of November 1, 2015, the Company tested impairment of goodwill at the level of reporting units, which comprise of mobile games and advertising, enterprise mobility, and security and others.

The Company first assessed qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it’s more likely than not that their fair values are less than the units’ carrying amounts, the Company will perform the first step of a two-step quantitative goodwill impairment test. After performing the assessment, if the carrying amounts of the reporting units are higher than their fair values, the Company will perform the second step of the two-step quantitative goodwill impairment test.

In performing the assessment, the Company took into consideration all of the events and circumstances listed in ASC 350, in addition to other entity-specific factors. For the reporting unit of security and others, where it was determined that it was more likely than not that its fair value was less than the unit’s carrying amount after performing the qualitative assessment, the Company performed the first step of a two-step quantitative goodwill impairment test. For the two-step goodwill impairment test, the Company estimated the fair value with the income approach, and considered factors that included expected future cash flows, growth rates and discount rates. The fair value was indicated to be higher than its carrying amount; therefore, the second step testing was unnecessary.

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

In July 2015, the Company divested 100% equity interests of NQ Shenzhen to a third party. In December 2015, the Company divested all of the equity interests of NationSky. For details, please refer to Note 4—“Business Combination”.

The management was not aware of the occurrence of any significant events or circumstance changes from the assessment date to December 31, 2015, that would be more likely than not to reduce the fair value of reporting units below their carrying values. The Company concluded that goodwill was not impaired for the years ended December 31, 2014 and 2015.

11. FAIR VALUE MEASUREMENT

Recurring

The Group measured its financial assets including cash, term-deposits, restricted cash, and equity investments in an investment company at fair value on a recurring basis as of December 31, 2014 and 2015.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2014 and 2015:

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Term deposits	134,055	—	134,055	—
Restricted Cash	1,640	—	1,640	—
Equity investment in NQ Guotai (Note 7)	18,068	—	—	18,068
Equity investment in Taiyue Wutong Fund (Note 7)	2,996	—	—	2,996
Equity investment in Yuanxin Fund (Note 7)	7,700	—	—	7,700
Equity investment in Qingzhou Fund (Note 7)	770	—	—	770

Total	165,229	—	135,695	29,534

		Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Term deposits	116,284	—	116,284	—
Restricted Cash	3,767	—	3,767	—
Equity investment in NQ Guotai (Note 7)	18,762	—	—	18,762

Total	138,813	—	120,051	18,762

A summary of changes in fair value of Level 3 assets for the years ended December 31, 2014 and 2015 is as follows:

	NQ Guotai	Taiyue Wutong Fund	Yuanxin Fund	Qingzhou Fund
	US$	US$	US$	US$
Equity investment
Balance as of January 1, 2014	—	—	—	—
Capital injection	16,402	—	—	—
Total gain included in earnings from equity investment	2,411	—	—	—
Foreign exchange adjustment	(51)	—	—	—

Balance as of January 1, 2015	18,762	—	—	—
Capital injection		3,080	7,700	770
Total gain/ (loss) included in earnings from equity investment	388	(84)	—	—
Foreign exchange adjustment	(1,082)	—	—	—

Ending balance as of December 31, 2015	18,068	2,996	7,700	770

The Group utilized the discounted cash flow (DCF) method to determine the fair value of the investment in NQ Guotai. Significant unobservable input used in the DCF model was the weighted average cost of capital of 23%. For investment made by NQ Guotai with recent financing, the Group utilized the option pricing model (the “OPM”) to allocate the total equity value to each class of equity. Estimates of the volatility for the OPM were 52% based on the historical volatility of ordinary shares of a group of comparable, publicly-traded companies. Interest rate used in OPM is based on US Sovereign Strips plus country risk spread at time close to the liquidation events as of valuation date of 1.34%. Estimates of expected life used in OPM were based on the estimated time to liquidation events of 3.87 years. Significant changes in any of the unobservable inputs used in the fair value measurement could result in a significantly lower or higher fair value. For the Yuanxin Fund, Qingzhou Fund and Taiyue Wutong Fund, the Company utilized price of recent investment method to determine the fair value.

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

Restricted cash

The Company’s restricted cash include cash that is deposited in the bank but restricted for guarantee of certain business purpose under an agreement for 12 months and therefore not available for immediate and general use. This restricted cash is classified within Level 2, because there generally were no quoted prices as of the reporting dates in active markets for identical time deposits and therefore, in order to determine their fair value, the Company had to use observable inputs other than quoted prices in active markets for identical restricted cash. The carrying amounts of restricted cash approximate to their fair values due to short-term restricted.

Equity Investment in the Funds

The Group uses equity method to account for equity investment in each of the NQ Guotai, Taiyue Wutong Fund, Yuanxin Fund, and Qingzhou Fund, (“the Funds”) The Funds and fair value method to account for investments conducted by the Funds. The fair value of the equity investments conducted by the Funds represents level 3 valuations as the assumptions used in valuing the investments were not directly or indirectly observable in the market and involved a lot of management judgment. Please refer to Note 7—“Equity Investment, Net”.

Non-recurring

The Group measured certain financial assets, including equity method investments excluding investment in the investment company and cost method investments, at fair value on a nonrecurring basis and recorded these assets at fair value only when impairment is recognized. The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value on a nonrecurring basis and recorded these assets at fair value only when impairment is recognized. These assets are considered Level 3 assets because the Group used unobservable inputs to determine their fair values. Please refer to Note 7—“Equity Investment, Net”.

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

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2014	2015
	US$	US$
Salaries and social welfare payables	9,192	8,428
Taxes payables except for income taxes	4,857	1,728
Rental payables	732	378
Accrued legal and professional expenses	3,166	3,048
Accrued traveling and entertainment expenses	631	949
Accrued office related expense	2,974	3,023
Accrued interests payable in connection with convertible debts	1,466	3,231
Loan from the third parties	10,140	2,012
Others	2,081	1,864

Total	35,239	24,661

13. SHARE-BASED COMPENSATION

2007 Share Plan and 2011 Share Plan

On June 7, 2007, the Board of Directors of the Company passed a resolution to adopt the 2007 Global Share Plan (the “2007 Share Plan”) that provides for the granting of options to selected employees, directors and non-employee consultants to acquire common shares of the Company at exercise prices determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 10,000,000 common shares for the issuance under the 2007 Share Plan. On December 15, 2007, the Board of Directors passed a resolution to increase the number of shares reserved for issuance under the Plan to 21,176,471 common shares. On April 26, 2010, December 15, 2010 and February 28, 2011, the Board of Director of the Company passed resolutions to increase the number of shares reserved for issuance under the 2007 Share Plan to 26,415,442, 36,415,442 and 44,415,442 common shares, respectively. As of December 31, 2014 and 2015, no awards remain available for future grants under the 2007 Share Plan.

On March 15, 2011, the Board of Directors of the Company passed a resolution to adopt the 2011 Share Incentive Plan (the “2011 Share Plan”) that provides for the granting of options, restricted shares or restricted share units (collectively the “Awards”) to selected employees, directors, and non-employee consultants to acquire common shares of the Company. The exercise prices of the options are determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 13,000,000 common shares for the issuance under the 2011 Share Plan. The Company may grant Awards that entitle holders up to 13 million shares (the “Authorized Grant Pool”). For every year thereafter, starting in 2012, the Company may add up to a certain number of shares to the Authorized Grant Pool (the “Annual Increase Amount”). The Annual Increase Amount is defined as the number of shares underlying all awards granted in the previous year that are still outstanding. As of December 31, 2013, 2014, and 2015, awards available for future grants under the 2011 Share Plan amounted to 2,954,350, 11,512,160 and 8,944,211 common shares respectively.

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

The restricted shares of 9,500,000 subject to either specific performance or market conditions that become vested and non-forfeitable are up to 11,875,000 since they shall be determined on the last day of each fiscal year based on the percentage achievement of fiscal year performance goal. As of December 31, 2012, the Company determined that it was not probable that the performance conditions will be achieved for all the 9,500,000 restricted shares. As a result, the related compensation expense calculated based on the fair value on the grant date that reflects the market condition is recognized over the requisite service period using graded vesting method.

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

Compensation expense of US$6,428, US$3,291 and US$(5,422) were recognized relating to the 19,000,000 restricted shares for the years ended December 31, 2013, 2014 and 2015.

On May 1, 2015, the Co-CEO resigned from his position of the Company. The unvested restricted shares subject to the service conditions were forfeited.

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

In December 2015, The Group divested 100% equity interests of NationSky. The unvested restricted shares of 1,725,000 subject to the service conditions were forfeited.

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

The Company recognized compensation expenses of US$30,222, US$70,710 and US$10,685 for the years ended December 31, 2013, 2014 and 2015, respectively. The total unrecognized compensation expenses relating to these restricted shares amounted to and US$1,387 as of December 31, 2015 and are expected to be recognized over a weighted-average period of 1.0 years as of December 31, 2015.

Summary of Share Option Activities

The following tables summarize the Group’s share option activities for the years ended December 31, 2013, 2014 and 2015:

Granted to Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US$	US$	US$
Outstanding as of December 31, 2012	23,823,411	1.04	8.22	4,077
Options granted	8,077,000	1.45
Options exercised	(3,137,500)	0.71
Options forfeited or cancelled	(1,372,120)	1.06
Outstanding as of December 31, 2013	27,390,791	1.20	7.80	47,769
Options granted	62,500	1.31
Options exercised	(1,725,295)	0.39
Options forfeited or cancelled	(2,124,020)	1.71
Outstanding as of December 31, 2014	23,603,976	1.21	6.77	—
Options granted	300,000	0.74	—	—
Options exercised	(339,480)	0.52	—	—
Options forfeited or cancelled	(1,320,303)	1.33	—	—
Outstanding as of December 31, 2015	22,244,193	1.21	5.76	—
Vested and exercisable as of December 31, 2013	11,585,914	0.98	6.99	22,746
Vested and exercisable as of December 31, 2014	16,777,799	1.14	6.52	—
Vested and exercisable as of December 31, 2015	19,881,566	1.17	5.67	—

Granted to Non-Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US$	US$	US$
Outstanding as of December 31, 2012	2,787,500	1.00	9.01	577
Options granted	975,000	1.18
Options exercised	(322,910)	0.95
Options forfeited or cancelled	(470,840)	1.16
Outstanding as of December 31, 2013	2,968,750	1.04	8.30	5,639
Options exercised	(1,250,000)	0.96
Outstanding as of December 31, 2014	1,718,750	1.10	7.47	—

Outstanding as of December 31, 2015	1,718,750	1.10	6.47	—
Vested and exercisable as of December 31, 2013	1,570,833	0.98	8.07	3,079
Vested and exercisable as of December 31, 2014	990,104	1.08	7.40	—
Vested and exercisable as of December 31, 2015	1,493,229	1.08	6.40	—

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day of each year end and the exercise price. The total intrinsic values of options exercised during the years ended December 31, 2013, 2014 and 2015 were US$7,136, US$5,129, and US$127 respectively.

Management is responsible for determining the fair value of options granted to employees and non-employees and considered a number of factors including valuations. As disclosed in Note 2(y), the Group’s share-based compensation cost is measured at the fair value of the award as calculated under the Binomial option-pricing models.

Assumptions used in the option-pricing model are presented below:

Granted to Employees	2013	2014	2015
Average risk-free interest rate	2.26%-3.16%	3.09%	1.89%
Exercise Multiple	2.0-2.8	2.2	2.8
Expected Forfeiture Rate	0%-7%	12.5%	—
Expected option life	10 years	10 years	10 years
Volatility rate	42%-50%	58%	50%
Dividend yield	0%	0%	0%
Share price	$1.21-4.53	$1.31	$0.74

Granted to Non-Employees	2013	2014	2015
Average risk-free interest rate	2.26%-3.06%	—	—
Exercise Multiple	N/A	N/A	N/A
Expected Forfeiture Rate	—	—	—
Expected option life	8-10 years	—	—
Volatility rate	47%-50%	—	—
Dividend yield	0%	—	—
Share price	$1.21-4.36	—	—

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

The Company recognizes share-based compensation expense net of an estimated forfeiture rate and therefore only recognizes compensation cost for those shares expected to vest over the service period of the award. The estimation of the forfeiture rate is based primarily upon historical experience of employee turnover. The Group estimated the forfeiture rate to be 18.3% and 0% for share options granted to employees and senior management, respectively, as of December 31, 2015.

The Company recorded options related share-based compensation expenses of US$8,536, US$3,803 and US$875 for the years ended December 31, 2013, 2014 and 2015, respectively, attributed using graded-vesting method over the requisite service period. Total fair values of options vested are US$5,961, US$6,208, and US$3,465 for employees and US$851, US$1,751, and US$2,370 for non-employee consultants during the years ended December 31, 2013, 2014 and 2015, respectively. Weighted average grant date fair values per option during the years are US$0.9051, US$0.6700, and US$0.9240 for the years ended December 31, 2013, 2014 and 2015, respectively. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2013, 2014 and 2015.

As of December 31, 2015, there were US$749 unrecognized compensation expenses related to non-vested options. The expenses are expected to be recognized over a weighted-average period of 2.6 years.

Summary of Restricted Share Activities

The following tables summarize the Group’s restricted share activities for the years ended December 31, 2013, 2014 and 2015:

	Number of shares	Weighted average grant date fair value
		US$
Unvested as of December 31, 2013	75,739,570	2.5937
Granted	10,568,399	1.8971
Forfeited	(12,599,317)	1.9485
Vested	(29,698,444)	3.0103
Unvested as of December 31, 2014	44,010,208	2.3300
Granted	13,964,640	0.4963
Forfeited	29,532,000	2.4733
Vested	(21,772,325)	1.2057
Unvested as of December 31, 2015	6,670,523	1.5261

The fair value of restricted shares was determined by the closing sale price of the shares as quoted on the stock exchange market on the grant date. The total fair value of restricted shares vested during the years ended December 31, 2013, 2014 and 2015 were US$39,517, US$270,601 and US$16,388 respectively, based on the fair value of the respective vesting dates.

The Group recognized restricted share related share-based compensation expenses of US$46,868, US$80,041 and US$15,683 for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, total unrecognized compensation expense relating to the unvested shares was US$2,746. The expense is expected to be recognized over a weighted average period of 1.4 years using the graded-vesting attribution method. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2013, 2014 and 2015.

14. MEZZANINE EQUITY

In May 2014, the Company entered into share purchase agreements with Bison Mobile Limited and other third party investors, pursuant to which Bison Mobile Limited agreed to purchase up to 3.75% of equity interest in FL Mobile Inc., and the Company has the right but not the obligation to sell up to 2.13% of equity interest in FL Mobile Inc. to other third party investors. FL Mobile Inc. issued shares representing 4.94% of the equity interest to Bison Mobile Limited and other third party investors (collectively the “non-controlling shareholders”) pursuant to the share purchase agreements entered into prior to December 31, 2014 for an aggregate consideration of US$21,603.

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

In 2015, FL Mobile Inc. failed to achieve a qualified IPO and two of the non-controlling shareholders, Bison Mobile Limited and another non-controlling shareholder required the Company to redeem the equity interests they hold. The original consideration of $17,753 was repaid to them. They are entitled to the portion of the gain to be received from the FL divestment. As of December 31, 2015, the remaining non-controlling shareholders, who hold 0.91% of equity interests, did not execute the redemption rights.

As of December 31, 2014 and 2015, the estimated redemption value of the mezzanine equity was $21,854 and $4,211 respectively pursuant to the share purchase agreements. For the years ended December 31, 2014 and 2015, the accretion charge was $251 and $1,697 respectively, and was recorded as net income attributable to the mezzanine classified non-controlling interest shareholders in the statements of comprehensive income. See Note 2 (q)-“Mezzanine Equity”.

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

As of December 31, 2014 and 2015, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

(e) Income taxes

The Company’s provision for income taxes is subject to variability and could be adversely impacted by factors such as (1) earnings being lower than anticipated in countries that have lower tax rates, (2) earnings being higher than anticipated in countries that have higher tax rates, and (3) expiration of or lapses in tax incentives. Further, as a result of certain of ongoing employment and capital investment actions and commitments, income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. Failure to meet these commitments could adversely impact the Company’s provision for income taxes.

The Company is subject to income taxes in China, Hong Kong, Korea, and the United States and is subject to routine corporate income tax audits in these jurisdictions. Management believes that the Company’s tax return positions are fully supported, but tax authorities may challenge certain positions, which may not be fully sustained. Determining the income tax expense for these potential assessments and recording the related effects requires management judgments and estimates. The amounts ultimately paid upon resolution of audits could be different from the amounts previously included in our income tax expense and, therefore, could have an impact on our tax provision, net income and cash flows. Management believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty and the timing of the resolution and/or closure of audits is not certain. If any issues addressed in the Company’s tax audits are resolved in a manner not consistent with management’s expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs.

Cayman Islands

Under the common tax laws of the Cayman Islands, the Company is not subject to tax on its income, or capital gains, in addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate at 16.5% since the beginning of 2008.

United States

In the year of 2015, NQ US applies cost-plus method to compute the taxable income and is subject to a graduated federal corporate income tax rate. The mark-up rate applied to total cost under cost-plus method and federal corporate income tax rate for the year ended December 31, 2014 were 6% and 34%, respectively. NQ US paid income taxes of approximately US$102 for the year ended December 31, 2015.

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

The high and new technology enterprises certificate under the New CIT Law is effective for a period of 3 years, during which the entity is entitled to enjoy a preferential tax rate of 15%. Certain PRC subsidiaries, including Beijing Technology, obtained the high and new technology certificate and the related tax holiday has expired by the end of 2015 or will expire in 2016. An entity could re-apply for the high and new technology enterprises when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied for the certificates when the prior ones expired.

The software enterprise under the NEW CIT Law is entitled to enjoy preferential income tax treatment of income tax exemption for the first two years when it became profitable, followed by three years preferential income tax rate of 12.5%. NQ Beijing, NQ Tongzhou, FL Mobile and Hetu obtained the soft enterprise certificate and the related tax holiday will expire from 2016 to 2019. Certain subsidiaries of VIEs were qualified as software enterprises, and they did not become profitable as of December 31, 2015.

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

For the years ended December 31, 2013, 2014 and 2015, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions, and this analysis is not expected to change significantly over the next 12 months.

Composition of income tax expense

The following table presents the components of income (loss) before provision for income taxed generated by domestic or foreign operations for the periods indicated:

	For the year ended December 31,
	2013	2014	2015
	US$	US$	US$
Income/(Loss) from foreign entities*	(8,723)	(112,056)	(20,975)
Income from PRC entities	8,507	38,962	29,701
Income/(Loss) before income tax expenses	(216)	(73,094)	8,726

*	Foreign income before provision for income taxes is defined as income generated from operations located outside of the PRC including HK and Taiwan.

The current and deferred portions of income tax expense included in the Group’s consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2013	2014	2015
	US$	US$	US$
Current income tax expense	(3,857)	(5,560)	(12,045)
Deferred tax	2,740	42	2,802

Income tax expense	(1,117)	(5,518)	(9,243)

Income tax expense of foreign entities	(353)	(412)	(239)
Income tax expense of PRC entities	(764)	(5,106)	(9,004)

Reconciliation between the PRC statutory CIT rate of 25% for 2013, 2014 and 2015 and the Company’s effective tax rate is as follows:

	For the Years Ended December 31,
	2013	2014	2015
Statutory EIT rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holidays	(10,745.4)%	(13.6)%	17.7%
Effect of tax-exempt for parent company incorporated in Cayman Islands	7,202.0%	37.5%	(76.7)%
Effect of change in valuation allowance	739.4%	5.4%	(3.3)%
Foreign withholding tax expense*	64.6%	0.2%	(1.6)%
Effect of permanent difference from US entity using cost-plus method	1221.4%	0.4%	(2.3)%
Effect of permanent difference from taxable capital gain due to business acquisition under common control	1815.3%	—	—
Other permanent book-tax differences	252.0%	2.7%	(14.7)%

Effective income tax rate	524.3%	7.6%	(105.9)%

*	According to the American Depositary Receipt (“ADR”) arrangements between the Company and Deutsche Bank Trust (“DB”) in February 2011, the Company will have the right to receive series of reimbursements after the closing of Initial Public Offering (“IPO”) over the five-year term as a return of using DB’s services. Total fixed monetary reimbursements over the terms of this arrangement amounted to US$2,300. Total reimbursements are recognized evenly over the contract term in other income. The Company bears the 30% US tax on this US source income, which was withheld by Deutsche Bank upon payments.

The combined effects of the income tax expense exemption and reduction available to us are as follows:

	For the Years Ended December 31,
	2013	2014	2015
	US$	US$	US$
Tax holiday effect	(23,210)	(9,975)	(1,549)
Per share effect, basic	(0.085)	(0.025)	(0.003)
Per share effect, diluted	(0.085)	(0.025)	(0.003)

Deferred income tax

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred income tax assets and liabilities consist of as follows:

	December 31,
	2014	2015
	US$	US$
Deferred income tax assets, current
Accruals	654	804
Accrued payroll	1,399	—
Other differences	839	1,839

Total current deferred income tax assets	2,892	2,643
Less: Valuation allowance	(1,604)	(1,697)

Net current deferred income tax assets*	1,288	946

Deferred income tax assets, non-current
Investment	832	423
Net operating loss carry forwards	5,426	5,796
Other differences	173	—

Total non-current deferred income tax assets	6,431	6,219
Less: Valuation allowance, non-current	(6,264)	(5,251)

Net non-current deferred income tax assets	167	968

Deferred income tax liabilities, non-current
Intangible assets from business combination	6,931	4,678
Unrealized investment income	2,228	2,301

Total non-current deferred income tax liabilities	9,159	6,979

*	Deferred income tax assets are evaluated on the basis of each operating entity. For any entities which are not to be expected to generate enough taxable income in the future, the Group took full allowance against the net deferred tax assets. For entities in profit in the year of 2015, the Group assesses the likelihood that the Group will recover the deferred tax assets from future taxable income. The total current deferred income tax assets were resulted from deductible advertising expenses, bad debt provision, and accruals. The total non-current deferred income tax assets were resulted from long-term investment impairment and net operating losses.

Movement of valuation allowance

	December 31,
	2014	2015
	US$	US$
Balance at beginning of the year	4,444	7,868
Current year addition	4,396	869
Current year reversal	(972)	(1,789)

Balance at end of the year	7,868	6,948

As of December 31, 2015, the Group had net operating losses of approximately US$52,923, primarily derived from entities in the PRC and Hong Kong, which can be carried forward after certain reconciliation per tax regulation to offset future net profit for income tax purposes. The PRC net operating loss will expire beginning January 1, 2018; and the Hong Kong net operating loss can be carried forward without an expiration date. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings. Accordingly, the PRC subsidiaries’ tax years 2011 through 2015 remain open to examination by the PRC tax authorities.

16. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share indicated for the periods presented:

	For the Years Ended December 31
	2013	2014	2015
	US$	US$	US$
Numerator:
Numerator for loss per share	(1,856)	(76,738)	(1,303)
Numerator for diluted loss per share	(1,856)	(76,738)	(1,303)
Denominator:
Weighted average number of common shares outstanding-basic	273,981,547	403,443,828	466,691,632
Dilutive effect of stock options and unvested restricted shares*	—	—	—
Weighted-average number of common shares outstanding, diluted	273,981,547	403,443,828	466,691,632

Basic net loss per Class A and Class B common share***	(0.01)	(0.19)	(0.003)
Diluted net loss per Class A and Class B common share***	(0.01)	(0.19)	(0.003)

Basic net loss per ADS**	(0.03)	(0.95)	(0.014)
Diluted net loss per ADS**	(0.03)	(0.95)	(0.014)

*	The potential dilutive securities that were not included in the calculation of dilutive net (loss)/earnings per share in those periods where their inclusion would be anti-dilutive include share options and restricted shares of 31,829,884, 27,694,086, and 9,325,104 respectively, for the years ended December 31, 2013, 2014 and 2015.
**	Each ADS represents five Class A common shares. The net (loss) / earnings per ADS for the years ended December 31, 2013, 2014 and 2015 were calculated using the same conversion ratio assuming the ADSs existed during these periods, any differences in the five-times ratio were due to rounding.
***	Since Class A common shares and Class B common shares share identical characteristics (Note 18), only one EPS is presented for both classes.

33,678,210 and 33,678,210 common shares resulting from the assumed conversions of 4% Convertible Senior Notes (Note 17) were excluded from the calculation of diluted net (loss)/earnings per share for the years ended December 31, 2014 and 2015, as their effect is anti-dilutive.

17. CONVERTIBLE DEBT

In October 2013, the Company issued US$172,500 in aggregate principle amount of 4.00% Convertible Senior Notes due October 15, 2018 (the “Notes”) at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 39.0472 American depository shares (“ADSs”) per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$25.61 per ADS).

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

The interest expense included in the consolidated statements of operations is as follows:

	For the years ended December 31,
	2014	2015
	US$	US$
Interest expense at an annual rate of 4.00%	6,900	6,900
Amortization of debt issuance costs	2,216	2,339
Additional interest at an annual rate of 0.5% *	386	—

Total interest expense	9,502	9,239

*	As of October 26, 2014, the Company had accrued the additional interest of US$386 at the rate of 0.5% per annum, due to the Company’s failure to file its form 20-F on time.

The holders may require the Company to repurchase all or a portion of the Notes for cash on or after October 15, 2016 at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest, if any. The balance of the Convertible Debt as of December 31, 2015 is classified as the current liability as they are puttable by the debt holders within one year from the balance sheet date, even though liquidation may not be expected within that period.

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

The common shares reserved for issuance upon exercise of the share-based awards were 75,313,987, 86,562,934 and 89,281,910 for years ended December 31, 2013, 2014 and 2015, respectively.

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

On December 23, 2014, the board of directors authorized the Company to repurchase up to an aggregate of US$80,000 of the Company’s shares over the next 12 months. As of December 31, 2014, the Company repurchased 12,885,235 common shares under this authorization on the open market with an aggregate price of approximately US$11,312. The repurchase plan under this authorization was terminated on December 23, 2015.

During 2014, the Company repurchased 14,977,235 common shares on the open market with an aggregate price of approximately US$15,726. 2,468,830 common shares were re-issued from treasury stock.

During 2015, the Company repurchased 1,319,995 common shares on the open market with an aggregate price of approximately US$1,303. In addition, 4,578,560 common shares were re-issued from treasury stock for share based compensation.

20. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

Accumulated other comprehensive income/(loss) solely comes from foreign currency translation, the balance of which reflected on the Consolidated Balance Sheets as of December 31, 2014 and 2015 are US$8,379 and US$(25,854), respectively.

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

The following table presents summary information by segments:

For the year ended December 31, 2015
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service revenues
Mobile value added services	139,588	—	139,588
Advertising services	71,721	—	71,721
Enterprise mobility	—	27,416	27,416
Other services	5,352	—	5,352
Product revenues
Enterprise mobility	—	162,614	162,614

Total Net Revenues	216,661	190,030	406,691

Cost of revenues	(147,544)	(171,808)	(319,352)

Gross profit	69,117	18,222	87,339

Operating expenses
Sales and marketing expenses	(19,698)	(7,054)	(26,752)
General and administrative expenses	(60,843)	(4,615)	(65,458)
Research and development expenses	(16,031)	(12,989)	(29,020)

Total operating expenses	(96,572)	(24,658)	(121,230)

Loss from operations	(27,455)	(6,436)	(33,891)

Interest expense	(4,001)	(661)	(4,662)
Realized gain on disposal of a subsidiary	56,211	—	56,211
Realized gain on available-for-sale investments	1,435	—	1,435
Impairment loss	(12,913)	(2,539)	(15,452)
Foreign currency exchange loss	(1,693)	—	(1,693)
Other income, net	3,776	3,002	6,778

Profit/(loss) before income taxes	15,360	(6,634)	8,726

Income tax expense	(9,072)	(171)	(9,243)

Net income/(loss)	6,288	(6,805)	(517)

For the year ended December 31, 2014
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service revenues
Mobile value added services	106,103	—	106,103
Advertising services	72,903	—	72,903
Enterprise mobility	—	16,035	16,035
Other services	4,641	—	4,641
Product revenues
Enterprise mobility	—	132,642	132,642

Total Net Revenues	183,647	148,677	332,324

Cost of revenues	(92,172)	(134,479)	(226,651)

Gross profit	91,475	14,198	105,673

Operating expenses
Sales and marketing expenses	(25,307)	(4,655)	(29,962)
General and administrative expenses	(126,491)	(4,510)	(131,001)
Research and development expenses	(17,905)	(7,760)	(25,665)

Total operating expenses	(169,703)	(16,925)	(186,628)

Loss from operations	(78,228)	(2,727)	(80,955)

Interest (expense)/income	(5,382)	22	(5,360)
Realized gain on available-for-sale investments	65	—	65
Investment impairment	(5,967)	—	(5,967)
Foreign currency exchange loss	(391)	—	(391)
Other income/(expense), net	18,389	1,125	19,514

Loss before income taxes	(71,514)	(1,580)	(73,094)

Income tax (expense)/benefit	(5,766)	248	(5,518)

Net loss	(77,280)	(1,332)	(78,612)

For the year ended December 31, 2013
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service revenues
Mobile value added services	103,519	—	103,519
Advertising services	36,623	—	36,623
Enterprise mobility	—	14,174	14,174
Other services	3,559	—	3,559
Product revenues
Enterprise mobility	—	38,827	38,827

Total Net Revenues	143,701	53,001	196,702

Cost of revenues	(41,430)	(39,498)	(80,928)

Gross profit	102,271	13,503	115,774

Operating expenses
Sales and marketing expenses	(23,143)	(2,667)	(25,810)
General and administrative expenses	(74,966)	(2,060)	(77,026)
Research and development expenses	(15,063)	(2,374)	(17,437)

Total operating expenses	(113,172)	(7,101)	(120,273)

(Loss)/income from operations	(10,901)	6,402	(4,499)

Interest income/(expense), net	393	18	411
Realized gain on available-for-sale investments	5	—	5
Foreign currency exchange gain	1,784	—	1,784
Other income/(expense), net	2,073	10	2,083

(Loss)/income before income taxes	(6,646)	6,430	(216)

Income tax expense	(555)	(562)	(1,117)

Net (loss)/income	(7,201)	5,868	(1,333)

The major assets by segments are as follows:

As of December 31, 2015
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	115,296	3,276	118,572
Term deposit	134,055	—	134,055
Restricted cash	—	1,640	1,640
Accounts and notes receivable, net	79,282	8,235	87,517
Fixed assets, net	4,719	589	5,308
Intangible assets, net	26,196	3,322	29,518
Goodwill	304,081	15,199	319,280
Total assets	776,215	25,927	802,142

As of December 31, 2014
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	151,621	1,363	152,984
Term deposit	116,284	—	116,284
Restricted cash	—	3,767	3,767
Accounts receivable, net	62,340	26,351	88,691
Fixed assets, net	5,008	976	5,984
Intangible assets, net	28,416	5,474	33,890
Goodwill	300,669	19,755	320,424
Total assets	769,595	64,213	833,808

As of December 31, 2013
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	177,492	2,226	179,718
Term deposit	103,331	—	103,331
Accounts receivable, net	71,449	10,409	81,908
Fixed assets, net	2,604	1,011	3,615
Intangible assets, net	12,364	6,169	18,533
Goodwill	62,491	13,529	76,020
Total assets	579,798	29,564	609,362

The following table set forth revenues by geographic area:

	For the years ended December 31,
	2013	2014	2015
	US$	US$	US$
Revenues:
PRC*	143,195	289,976	368,475
Overseas*	53,507	42,348	38,216

*	Revenue by region is based on whether the revenue is generated from the market.

The following table set forth long-lived assets by geographic area:

	As of December 31,
	2013	2014	2015
	US$	US$	US$
Long-lived assets
PRC	159,045	396,595	405,533
Overseas	33,025	16,928	10,309

22. RELATED PARTY TRANSACTIONS

The table below sets forth related parties having transactions for the years ended December 31, 2013, 2014 and 2015, or balances as of December 31, 2014 and 2015 with the Group.

Company name	Relationship with the Group
Hesine Technologies International Worldwide Inc. (“Hissage”)	An equity investee of the Group

Beijing Century Hetu Software Technology Co., Ltd. (“Hetu”)	An equity investee of the Group before October 1, 2015, and subsequently a subsidiary of the Group
RPL Holdings Limited (“RPL”)	The Company’s parent company
Beijing WangnuoXingyun Technology Co., Ltd. (“WangnuoXingyun”)	A company over which one of the Company’s senior management has significant influence
Symbol Media (HK) Limited (“Symbol”)	An equity investee of the Group
Zhijian Fengyun (Beijing) Technology Co., Ltd. (“Zhijian”)	An equity investee of the Group
Beijing Showself Technology Co., Ltd. (“Showself”)	An equity investee of the Group before May 15, 2014, and subsequently a subsidiary of the Group
Inmotion Technologies Co., Ltd. (“Inmotion”)	A company over which one of the Company’s senior management has significant influence before December 2014
Shanghai Launcher Software Technology Co. (“Launcher”)	An equity investee of the Group
Asia Smart Media Inc. (“Asia Smart”)	An equity investee of the Group

Details of major related party balances as of December 31, 2014 and 2015 and main transactions for the years ended December 31, 2013, 2014 and 2015 are as follows:

(1)	Amount due from related parties

	As of December 31,
Nature and Company	2014	2015
	US$	US$
Loan guaranteed by RPL (a)	533	372
Interest-free loans to Hissage	4,703	791
Prepayments to Hetu (b)	1,292	—
Prepayment to Zhijian	—	185
Interest-free loans to Launcher	—	228
Interest-free loans to Symbol	605	—
Interest-free loans to Asia Smart (f)	—	2,000

(2)	Amount due to related parties

	As of December 31,
Nature and Company	2014	2015
	US$	US$

Accrued expenses to Hissage	96	—

Consideration payable of acquiring Zhijian	817	—

Deposit by Wangnuo Xingyun (c)	6,537	—

Accounts Payable to Launcher	—	39

(3)	Main transactions with related parties

	For the years ended December 31,
Nature and Company	2013	2014	2015
	US$	US$	US$
Commission revenue and enterprise product revenue recognized from WangnuoXingyun (c)	56	5,362	1,533
Operating Lease to Hissage	—	63	—
Advertising revenue recognized from Showself (d)	23	30	—
Cost related to game operation to Hetu (b)	184	—	—
Advertising expense recognized from Inmotion (e)	—	163	—
Cost related to Launcher	—	—	123

(a)	Prior to 2014, the Group made interest-free housing loans to 19 employees with original amount of approximately US$1,010. In 2014, the Group made interest-free housing loans of US$49 (RMB300). The total housing loans are guaranteed by RPL. These loans are repaid with a fixed amount each month over the term of contracts, which are usually five, ten or fifteen years. The Group discounted the future repayments of the loans at a rate the Company would charge to an employee as if the employee were to get a loan from a third-party and recorded separately as current and non-current portion. As of December 31, 2015, housing loans recorded as other current assets and other non-current assets were US$0.4 and US$372, respectively.
(b)	In 2013, the Group entered into an exclusive operation arrangement with Hetu to publish and operate one of its mobile games. The Group prepaid US$1,640 (RMB10, 000) after signing the agreement for revenue-sharing fees and copyright. Under the exclusive operation arrangement, the Group used gross method to account for revenue from the game operation. The game operation related expenses of US$184 were recorded as cost of services, and reduced the prepayment amount accordingly. As Hetu is acquired by the Group, it will not be accounted as related party transaction as of the year end of 2015.
(c)	In 2013 and 2014, the Group recognized commission revenue and enterprise product revenue from Wangnuo Xingyun. The total receivables from Wangnuo Xingyun due to hardware procurement and commission fees were paid off completely as of December 31, 2013 and 2014. As of December 31, 2014, the Group received US$6,537 deposit from Wangnuo Xingyun for the purpose of purchasing enterprise products, which was repaid to Wangnuo Xingyun in 2015. For the year ended December 31, 2015, the Group recognized US$1,533 enterprise product revenue from Wangnuo Xingyun.
(d)	The Group promoted mobile applications developed by Showself through Wanpu Century and recognized advertising revenue before the acquisition date, sequentially eliminated upon consolidation.
(e)	In 2014, the Group entered into an agreement with Inmotion to purchase their sensor controlled vehicles for market promotion. No transaction recorded with Inmotion in the year of 2015.
(f)	In 2015, the Group made interest-free loan to Asia Smart amounting to US$2,000 as financial support to Asia Smart. The loan will be repaid when it is due.

23. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into various operating lease agreements principally for its office spaces in Mainland China and the United States expiring in various dates through 2016 to 2020. Rental expenses under operating leases for the years ended December 31, 2013, 2014 and 2015 were US$2,522 US$4,449, and US$6,236 respectively.

The future obligations for operating leases as of December 31, 2015 are as follows:

Amount
US$
For the year ending
2016	3,898
2017	1,942
2018	845
2019	632
2020	29

Total minimum payment required	7,346

Contingencies

On October 25, 2013, a putative shareholder class action lawsuit against the Company, Kostuk v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 12712 (D. Mass.), was filed in the United States District Court for the District of Massachusetts. Shortly thereafter, six more putative shareholder class action suits against the Company and certain current and former directors and officers of the Company were filed in the United States District Court for the Southern District of New York: Ho v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7608 (S.D.N.Y.) (filed on October 28, 2013); Ghauri v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7637 (S.D.N.Y.) (filed on October 29, 2013); Pang v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7685 (S.D.N.Y.) (filed on October 30, 2013); Hiller v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7713 (S.D.N.Y.) (filed on October 30, 2013);Gangaramani v. NQ Mobile, Inc., et al. , Civil Action No. 13 CIV 7858 (S.D.N.Y.) (filed on November 5, 2013); Martin v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 8125 (S.D.N.Y.) (filed on November 14, 2013). On December 2, 2013, another putative shareholder class action suit against the Company and certain current and former directors and officers of the Company, Hsieh v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 1048 (E.D. Tex.), was filed in the United States District Court for the Eastern District of Texas. On January 6, 2014, Kostuk v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 12712 (D. Mass.), was voluntarily dismissed by the plaintiff. On April 9, 2014, the United States District Court for the Southern District of New York consolidated the six putative shareholder class action suits filed in that court under the caption, In re NQ Mobile, Inc. Securities Litigation, Civil Action No. 13 CIV 7608 (S.D.N.Y.) (“ In re NQ Mobile, Inc. Securities Litigation ”), and appointed a lead plaintiff. On May 13, 2014, Hsieh v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 1048 (E.D. Tex.), was transferred from the U.S. District Court for the Eastern District of Texas to the U.S. District Court for the Southern District of New York and was accepted by the Southern District of New York as related to the consolidated putative shareholder class action, In re NQ Mobile, Inc. Securities Litigation.

On July 21, 2014, the lead plaintiff in In re NQ Mobile, Inc. Securities Litigation filed a Consolidated Class Action Complaint (the “Consolidated Complaint”) against the Company, former co-chief executive officer Henry Yu Lin, former co-chief executive officer Omar Sharif Khan, chief operating officer and acting chief financial officer Vincent Wenyong Shi, former chief financial officer Suhai Ji, former chief financial officer Kian Bin Teo (collectively the “NQ Defendants”), and the Company’s former auditors PricewaterhouseCoopers ZhongTian LLP and its affiliate, PricewaterhouseCoopers International Limited. Similar to the previously filed complaints, the Consolidated Complaint alleges that various press releases, financial statements and other related disclosures made by the Company during the alleged class period contained material misstatements and omissions, in violation of the federal securities laws, and that such press releases, financial statements and other related disclosures artificially inflated the value of the Company’s ADSs. The Consolidated Complaint states that the lead plaintiff seeks to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s ADSs from March 6, 2013 to July 3, 2014, and, similar to previous complaints filed in the putative class actions, alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013).

On March 3, 2015, the Company notified the court that the lead plaintiff and the NQ Defendants had reached an agreement in principle to settle the claims against the NQ Defendants for US$5,100, subject to court approval. This will not have a material impact on the Company’s financial statements as it is covered by insurance. The Company continues to believe that the cases against the NQ Defendants are without merit. Should the settlement agreement not be approved or concluded for any reason, the Company intends to defend the actions vigorously.

On November 17, 2015, the court preliminarily approved the proposed settlement. On March 11, 2016, after holding a settlement fairness hearing, the court approved the proposed settlement and issued a final order and judgment approving the settlement and dismissing the case with prejudice. This settlement will not have a material impact on our financial statements as the settlement amount, except for applicable deductibles, is covered by insurance. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

On August 14, 2015, a putative shareholder class action lawsuit, Finocchiaro v. NQ Mobile, Inc., et al., Civil Action No. 15 CIV 06385 (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York against our company and certain of our former and current officers. On September 3, 2015, plaintiffs filed a First Amended Complaint. On November 20, 2015, plaintiffs filed a Second Amended Complaint against us, our former co-chief executive officer Omar Sharif Khan and our vice president of capital markets Matthew Mathison. The Second Amended Complaint alleges that various press releases and other disclosures made by our company during the alleged class period contained material misstatements and omissions, in violation of the federal securities laws, and artificially inflated the value of our company’s ADSs. The Second Amended Complaint states that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from November 1, 2013 to May 15, 2015, and alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5.

On January 19, 2016, the company, Omar Sharif Khan(Khan) and Matthew Mathison submitted a letter to the court pursuant to the presiding judge’s individual practices to identify the bases for our anticipated motions to dismiss, or alternatively, to strike the Second Amended Complaint, and to request a pre-motion conference. On January 20, 2016, Khan submitted a supplemental letter to the court. On January 26, 2016, plaintiffs submitted a letter to the court responding to the letters submitted by our company, Mathison and Omar Khan, in which plaintiffs sought leave to amend the Second Amended Complaint. On February 16, 2016, the court issued a ruling that plaintiffs should promptly file, if they can consistent with Federal Rule of Civil Procedure 11, a Third Amended Complaint and then comply with the notice and lead plaintiff provisions of the Private Securities Litigation Reform Act. On March 3, 2016, plaintiffs filed a Third Amended Complaint. The action remains in its preliminary stages. The Company believes the case is without merit and intend to defend the action vigorously.

In October 2013, Beijing NQ Technologies Co., Ltd. filed an application to Beijing No. 1 Intermediate People’s Court against Muddy Waters LLC, which issued reports containing various allegations against the Company. We withdraw the application in September 2015.

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

24. SUBSEQUENT EVENTS

(a) Investments

In January of 2016, the Group entered into an agreement with third parties to invest US$ 11,088 (equivalent to RMB72,000) to exchange for 36% of the equity interest of Launcher. After the investment, the Group will hold 51% of the equity interest. The Group is in process of assessing the accounting treatment of this transaction.

In March 2016, 78% of equity interests of FL Mobile were transferred from Beijing Technology to Xinjiang NQ Mobile Venture Capital Investment Co., which was established by Beijing Technology in February 2016. Dr. Wenyong Shi acquired 22% equity interest in FL Mobile by terminating the relevant contractual arrangements and paying the Company a total consideration of US$135,518 (equivalent to RMB 880,000). For details, please refer to Note 1-(b) Reorganization and Proposed FL Transaction.

In March of 2016, the Group entered into an agreement with third parties to invest US$7,700 (equivalent to RMB50,000) to exchange for 28.57% of the equity interest of Beijing Linjia Technology Co. Ltd. (“Linjia”). The Group is in process of assessing the accounting treatment of this transaction.

(b) Bridge Loan to third party

In March of 2016, the Group entered into bridge loan agreement with a third party, which is engaged in online health and fitness platform, with amount of US$1,540 (equivalent to RMB10,000). The interest rate of the bridge loan will be the same as bank loan interest with the same period per PBOC. The Group will conduct due diligence investigation regarding the borrower and will transfer the loan to equity if certain conditions fulfilled. If not, the bridge loan will be matured in six months from the day the agreement signed. The Group is in process of assessing the accounting treatment of this transaction.

(c) Stock Purchase

In March of 2016, the Group has entered into a legally binding share purchase agreement (the “SPA”) with Dr. Vincent Wenyong Shi, the chairman and Chief Operating Officer of the Company, for the issuance and sale of up to a maximum of 96,000,000 Class A common shares of the Company to Dr. Shi (the “Transaction”). Pursuant to the SPA, Dr. Shi will subscribe for and purchase directly or through a special purpose vehicle beneficially owned and controlled by him with the participation of certain other management members, up to 96,000,000 Class A common shares of the Company for a maximum aggregate consideration of approximately US$100,800 in cash. The purchase price of US$1.05 per share, which is equivalent to US$5.25 per ADS, represents an approximately 31.6% premium of the average closing trading price of NQ Mobile’s ADS for the last 30 trading days ended March 28, 2016, or an approximately 10.5% premium of the closing trading price of NQ Mobile’s ADS on March 28, 2016, the last trading day before the signing of the SPA. All the shares acquired in the Transaction will be subject to a contractual lock-up restriction for 180 days after the closing. The closing is expected to take place within 12 months of the date of the SPA upon satisfaction of the closing conditions contained in the SPA, including the consummation of the FL Mobile Divestment. The proposed Transaction has been approved by the Company’s board of directors and independent audit committee.

(d) Stock Grant

On January 11, 2016, the Company granted 9,848,679 restricted shares to management of a subsidiary awarded for the excellent service for the Group.

25. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary, VIE and VIE’s subsidiaries in China are required to make annual appropriations of 10% of after-tax profit to general reserve fund or statutory surplus fund. As a result of these PRC laws and regulations, the Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries were US$89,644 or 17.4% of the Company’s total consolidated net assets as of December 31, 2015. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.