Form 20-F
period 2016-12-31
NQ Mobile Inc.
filed 2017-04-26
CIK 1509986

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 438,236,787 Class A common shares (excluding 10,292,605 Class A common shares represented by ADSs that are reserved for issuance upon the exercise of outstanding options and 892,495 Class A common shares represented by ADSs that have been repurchased but not cancelled), par value US$0.0001 per share, and 50,352,968 Class B common shares, par value US$0.0001 per share, as of December 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes    ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“active user account” for a specific period means a registered user account that has accessed our services at least once during such relevant period; beginning in the third quarter of 2014, the operating metrics of “active user accounts” and “monthly active user accounts,” or MAUs, have been redefined to encompass active user accounts for many businesses not included in our user account metrics for prior periods. As such, the MAUs presented for periods since 2014 should not be compared to previously reported operating metrics in historical periods. The numbers of our MAUs are calculated using internal company data that has not been independently verified;

•	“ADSs” refers to American depositary shares, representing our Class A common shares; each ADS represents five Class A common shares;

•	“Dollars” or “US$” refers to the legal currency of the United States;

•	“Renminbi” or “RMB” refers to the legal currency of China. Unless otherwise noted, all translations from RMB to Dollars and from Dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate on December 30, 2016 as set forth in the H.10 statistical release published by the Federal Reserve Board;

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value US$0.0001 per share; and

•	“we,” “us,” “our company,” “our,” and “NQ” refer to NQ Mobile Inc. and its subsidiaries and consolidated affiliated entities, as the context may require.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income (loss) data for the three years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2012 and 2013 and our consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report. We reclassified our revenues into the following categories beginning in 2013: mobile value added services, enterprise mobility, advertising services and other services. As a result, we reclassified the presentation of the revenue categories for the year ended December 31, 2012 in conformity with these new revenue categories. Our selected consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

We entered into definitive agreements to sell our equity interests in FL Mobile Jiutian Technology Co., Ltd, or FL Mobile, and Showself (Beijing) Technology Co., Ltd, or Showself (Beijing), which both represent a significant portion of our operations. Pursuant to these agreements, we have transferred our equity interests in FL Mobile and Showself (Beijing), while the purchasers still have certain period to complete their payment obligations. Since these divestments would have a significant effect on the future operating results or would cause the financial information reported currently to not necessarily be indicative of future operating results, the following key financial data is quantified for better understanding of the impact of these divestments: The total net revenues, net income attributable to us, and our non-controlling interests from FL Mobile for the fiscal year ended December 31, 2016 was $175.5 million, $32.3 million, and $12.6 million, respectively. The total net revenues, net income attributable to us, and our non-controlling interests from Showself (Beijing) for the fiscal year ended December 31, 2016 was $110.7 million, $9.5 million, and $4.6 million, respectively. The pro-forma amount of additional goodwill impairment loss would be recognized if Showself (Beijing) were disposed on November 1, 2016 amounted to $82.3 million. The pro-forma amount of investment gain would be recognized if both FL Mobile and Showself (Beijing) were disposed on December 31, 2016 was $317 million.

	For the Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of dollars, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (loss) Data:
Net revenues:
Service Revenues
Mobile value added services	68,335	103,519	106,103	139,588	199,816
Advertising services	8,889	36,623	72,903	71,721	103,295
Enterprise mobility	3,249	14,174	16,035	27,416	2,249
Other services	1,992	3,559	4,641	5,352	742
Product Revenues
Enterprise mobility	9,303	38,827	132,642	162,614	36,948

Total net revenues	91,768	196,702	332,324	406,691	343,050
Cost of revenues
Cost of services	(16,773)	(43,557)	(98,235)	(158,446)	(225,594)
Cost of products sold	(8,966)	(37,371)	(128,416)	(160,906)	(35,475)

Total cost of revenues(1)	(25,739)	(80,928)	(226,651)	(319,352)	(261,069)

Gross profit	66,029	115,774	105,673	87,339	81,981
Operating expenses:
Selling and marketing expenses(1)	(17,396)	(25,810)	(29,962)	(26,752)	(19,980)
General and administrative expenses(1)	(36,776)	(77,026)	(131,001)	(65,458)	(52,553)
Research and development expenses(1)	(9,585)	(17,437)	(25,665)	(29,020)	(22,359)
Impairment loss of goodwill and intangible assets	—	—	—	—	(98,902)

Total operating expenses	(63,757)	(120,273)	(186,628)	(121,230)	(193,794)
Income/(Loss) from operations	2,272	(4,499)	(80,955)	(33,891)	(111,813)
Interest income/(expense), net	3,193	411	(5,360)	(4,662)	(11,017)
Realized gain on investments	—	5	65	1,435	1,241
Realized gain / (loss) on disposal of subsidiaries	—	—	—	56,211	(2,963)
Impairment loss on equity investments	—	—	(5,967)	(15,452)	(12,203)
Foreign exchange gain/(loss), net	67	1,784	(391)	(1,693)	(12)
Gain on change of interest in an associate	943	—	—	—	—

	For the Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of dollars, except for share, per share and per ADS data)
Changes in fair value of derivative liability	—	—	—	—	(1,157)
Other income, net	3,364	2,083	19,514	6,778	3,878

Income/(Loss) before income taxes	9,839	(216)	(73,094)	8,726	(134,046)

Income tax (expenses)/benefits	(420)	(1,117)	(5,518)	(9,243)	443
Share of profit from an associate	543	—	—	—	—

Net income/(loss)	9,962	(1,333)	(78,612)	(517)	(133,603)
Net (income)/loss attributable to the non-controlling interest	(532)	(523)	2,215	911	6,010
Net income attributable to the mezzanine classified non-controlling interest	—	—	(251)	(1,697)	—

Net income/(loss) attributable to NQ Mobile Inc.	9,430	(1,856)	(76,738)	(1,303)	(127,593)
Accretion of redeemable convertible preferred shares	—	—	—	—	—
Allocation of net income to participating preferred shareholders	—	—	—	—	—
Net income/(loss) attributable to common shareholders	9,430	(1,856)	(76,738)	(1,303)	(127,593)

Net income/(loss)	9,962	(1,333)	(78,612)	(517)	(133,603)

Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil income taxes	390	4,808	362	(38,191)	(28,362)
Comprehensive income/(loss)	10,352	3,475	(78,250)	(38,708)	(161,965)

Comprehensive (income)/loss attributable to the non-controlling interest	(532)	(523)	2,103	4,869	10,579
Comprehensive income attributable to the mezzanine classified non-controlling interest	—	—	(251)	(1,697)	—

Comprehensive income/(loss) attributable to NQ Mobile Inc.	9,820	2,952	(76,398)	(35,536)	(151,386)

Net earnings/(loss) per Class A and Class B common shares
Basic	0.0401	(0.0068)	(0.1902)	(0.0028)	(0.2588)
Net earnings/(loss) per Class A and Class B common shares
Diluted	0.0369	(0.0068)	(0.1902)	(0.0028)	(0.2588)
Net earnings/(loss) per ADS(2)
Basic	0.2005	(0.0340)	(0.9510)	(0.0140)	(1.2940)
Net earnings/(loss) per ADS(2)
Diluted	0.1845	(0.0340)	(0.9510)	(0.0140)	(1.2940)
Weighted average number of common shares outstanding
Basic	235,257,651	273,981,547	403,443,828	466,691,632	492,939,263
Diluted	255,722,551	273,981,547	403,443,828	466,691,632	492,939,263

(1)	Share-based compensation expenses included:

	For the Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of dollars)
Cost of revenues	214	370	263	164	(53)
Selling and marketing expenses	2,342	2,310	1,430	683	416
General and administrative expenses	20,534	50,708	81,129	16,077	12,350
Research and development expenses	1,453	2,016	1,022	(366)	(106)

(2)	Each ADS represents five Class A common shares. Net earnings/(loss) per ADS is calculated based on net earnings/(loss) per Class A and Class B common shares multiplied by five.

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands of dollars)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	18,862	179,718	152,984	118,572	91,397
Total current assets	199,856	417,292	420,285	386,300	495,698
Total assets	247,718	609,362	833,808	802,142	853,628
Total current liabilities	32,286	93,883	93,238	276,521	159,643
Total liabilities	34,369	269,206	274,897	283,500	377,864
Mezzanine equity	—	—	21,854	4,211	—
Total shareholders’ equity	213,349	340,156	537,057	514,431	475,764

Non-GAAP Financial Measures

To supplement the net income/ (loss) presented in accordance with U.S. GAAP, we use adjusted net income/ (loss) as a non-GAAP financial measure. We define adjusted net income/ (loss) as net income/ (loss) excluding share-based compensation expenses, which has no income tax impacts. We present adjusted net income/ (loss) because it is used by our management to evaluate our operating performance, in addition to net income/ (loss) prepared in accordance with U.S. GAAP. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-GAAP adjustments.

The use of adjusted net income/ (loss) has material limitations as an analytical tool. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income, excluding share-based compensation expenses, which has no income tax impacts, is that these items have been and may continue to be significant expenses in our business for the foreseeable future. In addition, because adjusted net income/ (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income/ (loss) as a substitute for or superior to net income/ (loss) prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth the calculation of adjusted net income/ (loss), which is determined by adding back non-GAAP adjustments to our net income/ (loss) presented in accordance with U.S. GAAP.

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands of dollars)
Net income/(loss)	9,962	(1,333)	(78,612)	(517)	(133,603)
Add: share-based compensation expenses	24,543	55,404	83,844	16,558	12,607
Adjusted net income/(loss)	34,505	54,071	5,232	16,041	(120,996)

Selected Operating Data

We monitor certain key operating metrics that we believe are important to our financial performance. As our business evolves and we focus more on the smart car opportunities, we may change the method of calculating our key operating metrics to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business.

Beginning in the third quarter of 2014, we redefined the operating metrics of monthly active user accounts, or MAUs, to include many businesses previously not included in our user account metrics. As such, the MAUs presented herein should not be compared to operating metrics previously reported in historical periods because there is not a way to meaningfully compare such results.

Our average MAUs for the three months ended December 31, 2016 was 146.0 million.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Substantial uncertainties exist with respect to the prospect of our operation after we entered into definitive agreements to sell our equity interests in FL Mobile and Showself (Beijing).

We entered into definitive agreements to sell our equity interests in FL Mobile and Showself (Beijing), which both represent a significant portion of the our operations. Pursuant to these agreements, we have transferred our equity interests in FL Mobile and Showself (Beijing), while the purchasers still have certain period to complete their payment obligations. The total net revenues, net income attributable to us and our non-controlling interests from FL Mobile for the fiscal year ended December 31, 2016 were $175.5 million, $32.3 million, and $12.6 million respectively. The total net revenues, net income attributable to us and our non-controlling interests from Showself (Beijing) for the fiscal year ended December 31, 2016 were $110.7 million, $9.5 million, and $4.6 million respectively.

Although we believe divestment of FL Mobile and Showself (Beijing) help release the undervalued equity value of our shares and therefore benefit our shareholders, uncertainties exist as to the prospect of our operations after we disposed our main revenue generators. Our revenues might drop, perhaps significantly, in the future, if our remaining businesses can not generate enough revenues to fill the contribution by FL Mobile and Showself (Beijing).

We have not received all considerations for the sale of FL Mobile and Showself live social video business. Uncertainties exist as to whether the counterparties will perform pursuant to the contracts, and we may have to incur expenses to enforce the payment or revert the transactions.

We sold (i) 16.34% equity interests in FL Mobile to Dr. Vincent Wenyong Shi, our chairman and chief operating officer in March 2016, (ii) total of 20.66% of equity interests in FL Mobile to several affiliates of Beijing Jinxin in May 2016 and August 2016, and (iii) the remaining 63% equity interests in FL Mobile and all our interests in Showself (Beijing) to an affiliate private equity investment fund of Tsinghua Tongfang in March 2017. Pursuant to the contracts with these purchasers of FL Mobile and Showself (Beijing), we have completed the delivery of our interests in FL Mobile and Showself (Beijing), while the purchasers still have certain period to complete its payment obligations. As of the date of this annual report, outstanding purchase price from these purchasers were RMB3,572.1 million, including RMB326.8 million by Dr. Vincent Wenyong Shi, RMB75.3 million by affiliates of Beijing Jinxin and RMB3,170 million by the affiliate fund of Tsinghua Tongfang. Uncertainties exist as to whether the purchasers will make their payment of purchase price according to the timetable set out in our contracts with them. In the event that any purchaser fails to perform pursuant to the contract, we will have to seek legal proceedings to enforce the payment or revert the transaction, which may result in substantial costs and divert management’s attention and resources, and consequently seriously harm our business.

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

We offer a diverse portfolio of consumer mobile services to users globally through a “Freemium” business model. Our Freemium business model provides users with free services and the ability to upgrade to a selection of premium services either by paying subscription fees or engaging in an offer wall and advertising services. Our offer wall, launched in March 2013, provides a selection of self-developed and third-party sponsored applications. The offer wall allows users to accumulate points for downloading these applications and to use such points to upgrade to our premium services, as an alternative to paying subscription fees for the premium services. The success of our Freemium business model depends on, among other factors, our ability to convert our user accounts into premium user accounts and our ability to encourage user spending on additional products and services and user engagement in our advertising platform. Although we constantly monitor and research user needs, we may be unable to meet user demands on a continuous basis or anticipate future user demands, which may adversely affect our ability to convert free user accounts into premium user accounts and materially and adversely affect our business and results of operations. Current premium users may also choose not to renew their subscriptions or click on our mobile advertisement through our offer wall. In addition, we may not be able to maintain and increase the prices of our premium products and services, which may have material and adverse effects on our growth and prospects.

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

We plan to grow both organically and through acquisitions, investments, joint ventures or other strategic alliances when appropriate opportunities arise. For example, since 2014, we have acquired 100% or majority equity interest in a number of entities, including but not limited to Beijing Trustek Technology Co., Ltd., or Trustek, Linkmotion Holdings Ltd., or Linkmotion and Shanghai Launcher Software Technology Co., Ltd., or Launcher, among others. These and any past and future acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potentially significant loss of investments. We may not be able to identify suitable future acquisition or investment candidates or alliance partners. If we fail to identify appropriate candidates or partners, or fail to complete the desired acquisitions, investments or alliances after identifying the appropriate candidates or partners, we may not be able to implement our business strategies effectively or efficiently. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with our alliances, which could adversely affect our business and results of operations. Our ability to successfully integrate acquired companies and their operations and our ability to benefit from our alliances, including joint ventures and investments, may be adversely affected by a number of factors. These factors include but are not limited to diversion of management’s attention, difficulties in retaining personnel, unanticipated problems or legal liabilities, and tax and accounting issues.

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

In addition, we also try and recognize the benefits envisioned from our acquisitions, investments, joint ventures or other strategic alliances through divestments and asset sales. If we do not successfully divest or monetize these prior acquisitions and investments, we may not realize the benefits envisioned. Additionally, the successful divestment of certain assets may also result in other financial factors that may not be positive including, but not limited to the potential for further impairment to goodwill losses. For example, if there are no changes to the fair value estimates and Showself live social mobile video business is divested, there would be additional impairment of goodwill from the Security and Others reporting segment resulting in further impairment losses to be recorded in such periods as the consummation of the divestment.

The competitive nature of the marketplace and limited operating history of Trustek and Linkmotion could make it difficult to compete in the future of the growing enterprise mobility segment.

Trustek primarily provides enterprise mobility solutions and services related to mobile devices, including system management, application development, business intelligence and maintenance services. Linkmotion provides enterprise mobility solutions and services related to smart cars and automobiles. It is difficult to evaluate the viability and sustainability of the business of Trustek and Linkmotion, due to these two entities’ limited operating history and the fact that the enterprise mobility sector in China is still in its early stages and very competitive. The success of Trustek and Linkmotion depends on, among other factors:

•	ability to maintain and extend our position as a leading provider of mobile services to enterprises and automobile manufacturers in China and other geographies;

•	ability to continue to obtain and offer services catered to the needs of enterprises and automobile manufacturers in China and other geographies and to attract and retain a large customer base; and

•	ability to continue to research, develop and upgrade technology to support the evolving needs of enterprises and automobile manufacturers.

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

We derive a significant amount of our net revenues for the years ended December 31, 2014, 2015 and 2016 from mobile value added services, including mobile entertainment, mobile security, privacy and productivity applications, for smart devices. Additionally, the advertising segment is derived from users and traffic generated on smart devices. Any significant downturn in the overall demand for smart devices could adversely affect the demand for mobile entertainment, mobile security, privacy and productivity applications that we provide, which in turn would materially reduce our revenues. Although the smart device market has grown rapidly in recent years, it is uncertain whether the number of smart devices to be manufactured will grow at a similar rate in the future. To the extent that our future revenues substantially depend on the sales of smart devices, our business would be vulnerable to any downturns in the smart device market.

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

Historically, with our comprehensive and reliable mobile security, privacy and productivity services, we have established our reputation and our market position. In addition to our NQ brand, we hold a host of other brand names such as “Ranknow”, “Vlife” and “Music Radar” through Tianya, Huayong, and Yinlong, respectively. We have conducted various marketing and brand promotion activities to enhance our brand names and intend to continue to conduct such marketing and promotional activities, we, however cannot assure you that these promotional activities will be successful and achieve the brand promotion effect we expect. In addition, our users may not positively associate these brands with NQ Mobile. Any failure to maintain and enhance our brands may result in a reduction in the number of user accounts and material and adverse effects on our business, financial condition and results of operations.

Any negative publicity and allegations against us or our affiliates may adversely affect our brand, public image and reputation, which may seriously harm our ability to attract and retain users and business partners and result in material adverse impact on our business, results of operations and prospects.

Negative publicity and allegations about us, our products and services, our financial results or our market position, including by short sellers or investment research firms, may adversely affect our brand, public image and reputation, seriously harm our ability to attract and retain users and result in material adverse impact on our results of operations and prospects. For example, in December 2012, an article published on seekingalpha.com made certain allegations concerning the operating data of our company. Additionally, in April 2015, an article on Reddit alleged that the encryption method used in NQ Mobile Vault did not provide sufficient security to users, and this allegation lead to the removal of TRUSTe Certified Privacy Seal of NQ Mobile Vault.

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

We generally offer third parties whose billing and payment systems we use credit terms ranging from 60 to 210 days for overseas payment and from 30 to 90 days for domestic payment. The accounts receivable from overseas wireless carriers, mobile payment service providers, third-party payment processors and prepaid card distributors have longer settlement periods in general. We are working to reduce the settlement periods but cannot assure you that we will be successful. Substantially all of our accounts receivable are due from wireless carriers, mobile payment service providers, third-party payment processors, prepaid card distributors, Trustek’s customers and other partners including customers of some of our acquired businesses such as Showself (Beijing) as of the date of this annual report. Failure to timely collect our receivables from them, especially from overseas mobile payment service providers, third-party payment processors prepaid card distributors, and enterprise mobility customers may adversely affect our results of operations and cash flows. Our wireless carriers, mobile payment service providers, third-party payment processors, prepaid card distributors or enterprise mobility customers may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or the inability of current or potential wireless carriers, mobile payment service providers, third-party payment processors, prepaid card distributors or enterprise mobility customers to pay us may significantly harm our cash flow and profitability.

As of December 31, 2014, 2015 and 2016, our accounts receivable, net of allowance for doubtful accounts, were US$88.7 million, US$87.5 million and US$127.2 million, respectively. We establish a provision for doubtful accounts based upon an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. If our provision for doubtful accounts turns out to be insufficient for the relevant periods, our business and results of operations may be adversely affected.

We may face increasing competition, which could reduce our market share and materially and adversely affect our business and results of operations.

The mobile internet industry is highly competitive. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in performance characteristics, rapid adoption of technological and product advancements, as well as price sensitivity on part of users. On the mobile security front, we compete directly with (i) domestic PC/mobile security vendors such as Qihoo 360, Tencent, Cheatah Mobile and Kingsoft, (ii) overseas security software providers such as Avast, Symantec, McAfee, AVG, Trend Micro, F-Secure and Kaspersky, and (iii) other emerging companies offering mobile security products, such as Lookout. While we have focused on providing mobile security services since the founding of our company, most of our competitors are traditional PC anti-virus providers who later entered into the mobile security market. For many of our emerging businesses and applications including Vlife, Doreso and our advertising business, we face competitions from other internet platform businesses including Tencent, Qihoo 360, Baidu as well as from more specialized internet services providers like Shazam, to name a few.

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

As we begin to focus on our LinkMotion and smart car opportunities, there may be other competitors in the smart car industries that emerge from time to time.

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

We adopted two share incentive plans, the 2007 Global Share Plan and the 2011 Share Incentive Plan (together, the “Plans”). We granted awards such as options and restricted shares to directors, executive officers, employees, third-party consultants, business partners both pursuant to and outside of the Plans and pursuant to contractual arrangements in some of our acquisitions. See “Item 6. Directors, Senior Management and Employee — B. Compensation of Directors and Executive Officers — Share Incentive Plans” for detailed discussion. For the years ended December 31, 2014, 2015 and 2016, we recorded US$83.8 million, US$16.6 million and US$12.6 million, respectively, in share-based compensation expenses. As of February 28, 2017, nil restricted shares and options to purchase 22,576,600 common shares of our company were outstanding. As of February 28, 2017, 160,500 restricted ADSs were also granted and outstanding under the 2011 Share Incentive Plan. We believe the granting of stock options and restricted shares is of significant importance to our ability to attract and retain key personnel, employees and third-party consultants, and we will continue to grant stock options and restricted shares to key personnel, employees, third-party consultants and business partners in the future. However, the share-based compensation expenses we incur will reduce our income from operations. We have incurred, and expect to continue to incur, share-based compensation expenses, which may have a material and adverse effect on our results of operations.

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

In addition, if we successfully divest of our FL Mobile and Showself (Beijing), our revenues and operating results might be greatly reduced while we work to establish our smart car and enterprise mobility-focused business in the future. This possible reduced revenue and operating performance is difficult to predict and the timing of the revenue ramp, if any from the smart car business is difficult to predict.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2016. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2016. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipated that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Risks Related to Our Divested Businesses

We have entered into definitive agreements to sell our equity interests in FL Mobile and Showself (Beijing), which both represent a significant portion of our operations in March 2017. Here below are the risks related to businesses operated only by FL Mobile and Showself (Beijing) in our group, including online game publishing and social live video platform. They are applicable to our historical operations and have an impact on our financial results of the first quarter of 2017. They will also become relevant to us if we continue to operate in these businesses either through newly established or acquired entities or if we need to re-gain the control of FL Mobile and Showself (Beijing) in the event the purchasers fail to perform their payment obligations.

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

FL Mobile identifies and develops relationships with top mobile game developers in China and overseas to obtain the operating rights for popular mobile games. Revenues derived from mobile game operations contributed to a significant portion of FL Mobile’s total revenues in the year ended December 31, 2016. If FL Mobile fails to renew the operating rights for popular games after the relevant contracts expire or fails to continually obtain rights to operate new popular games in the future, the financial results of our mobile game operations will be adversely and materially affected.

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

The mobile game industry is rapidly changing, which makes it difficult to evaluate our business and prospects.

The mobile game industry is rapidly changing. The growth of the mobile game industry and the level of demand and market acceptance of our mobile game content are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the mobile game industry, many of which are beyond our control, including changes in user demographics, tastes and preferences and general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending.

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

We cannot assure that users will follow our guidelines at all time and we may be forced to follow more restrictive procedures if policy mandates. This may result adverse affects on our operations and financial conditions within the entertainment businesses.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in telecommunication business, including mobile application providers. Specifically, foreign ownership in a value-added telecommunication mobile payment service provider may not exceed 50%. We currently conduct our operations in China principally through contractual arrangements among our wholly owned subsidiary NQ Mobile (Beijing) Co., Ltd (“NQ Beijing”), our consolidated affiliated entity Beijing NQ Technology Co. Ltd. (“Beijing Technology”) and its shareholders. Beijing Technology and its subsidiaries hold the licenses and permits necessary to conduct our businesses in China. Our contractual arrangements with Beijing Technology and its shareholders enable us to exercise effective control over Beijing Technology and its subsidiaries and consolidate their financial results. For a detailed discussion of these contractual arrangements, see “Item 4. Information of the Company — C. Organizational Structure.”

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

Through our dual-class share structure, our controlling shareholder RPL Holdings Limited, or RPL, which is beneficially owned by three PRC citizens, namely Ms. Lingyun Guo, Dr. Vincent Wenyong Shi and Mr. Xu Zhou, possesses and controls 53.5% of the total voting power of our company, which means that we may submit documentary evidence to apply for identifying our investment as the investment by Chinese investors. However, the Draft has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the mobile internet industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among our subsidiaries, Beijing Technology and its shareholders of were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. An unfavorable transfer pricing arrangements could, among others, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose late payment penalties and interest on Beijing Technology for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Beijing Technology’s tax liabilities increase significantly and they are required to pay late payment penalties and interest.

The shareholders of Beijing Technology may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Beijing Technology are Dr. Vincent Wenyong Shi, our founder, chairman of the board and chief operating officer, Ms. Lingyun Guo, our director and chief strategy officer, and Mr. Xu Zhou, our founder, holding 14.75%, 52.00% and 33.25% of Beijing Technology’s equity interests, respectively. Dr. Shi, Ms. Guo and Mr. Zhou also collectively beneficially own RPL, which holds 10.3% of common shares and 53.5% of voting power in our Company. Conflicts of interest may arise between the dual roles of those individuals who are both executive officers of our company and shareholders of Beijing Technology. We do not have existing arrangements to address potential conflicts of interest between those individuals and our company and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that such conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

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

Under PRC laws and regulations, our subsidiaries may pay dividends only out of its cumulative profits as determined in accordance with PRC accounting standards and regulations. In addition, they are required to set aside at least 10% of their cumulative after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. The registered capital of NQ Beijing is US$50 million. As of December 31, 2012, NQ Beijing turned into cumulative profit pursuant to PRC accounting standards since its inception and therefore, in accordance with applicable PRC laws and regulations, it set aside US$7.3 million and US$6.8 million statutory reserve as of December 31, 2015 and 2016, respectively.

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

Any loans we issue to our PRC subsidiaries, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Pursuant to Article 18 of the Provisional Rules on Management of Foreign Debt effective on March 1, 2003, the total amount of foreign debts of a foreign-invested company shall be subject to a statutory limit which is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. The current amount of total investment and amount of registered capital of our PRC subsidiaries are US$174.67 million and US$133.22 million, respectively, and the current statutory limits on the loans to the PRC subsidiary is US$41.45 million. Such statutory limits can increase if the amount of total investment of the PRC subsidiary increases; under PRC laws and regulations, the maximum amount of total investment of a foreign-invested company with a registered capital of more than US$12 million shall not exceed three times of its registered capital. For example, loans by us to NQ Beijing to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance NQ Beijing by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, such as Beijing Technology. However, if such loans become necessary for the operations of our PRC subsidiaries or consolidated affiliated entities, these statutory limits and other restrictions may materially and adversely affect our liquidity and ability to fund operations in the PRC by limiting us as a source of cash for these PRC entities. Meanwhile, we are also not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in our line of business.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar significantly and unpredictably. In particular, in 2016, the value of RMB depreciated by more than 6% against the U.S. dollar alone. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar as well as other currencies in the future.

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

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. Beijing Technology, our consolidated affiliated entity, was recognized by the Beijing Municipal Science and Technology Commission as a “high and new technology enterprise” on December 24, 2008, and therefore is eligible for the reduced 15% enterprise income tax rate. The qualification as a “high and new technology enterprise” is subject to review by the relevant authorities in China every three years. Beijing Technology was qualified as a high and new technology enterprise and has successfully renewed this status in late 2014, which enabled it to enjoy preferential income tax treatment through 2016. However, if Beijing Technology fails to maintain its “high and new technology enterprise” qualification or renew its qualification when the relevant term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations. In addition, according to the Notice of the State Administration of Taxation on Further Clarifying the Standards for the Implementation of Preferential Policies Regarding Corporate Income Tax during the Transition Period issued on April 21, 2010, or Circular 157, where a resident enterprise is qualified as a high and new technology enterprise, and simultaneously is entitled to a term holiday under the phase-out rules of the EIT Law, the resident enterprise can choose either to enjoy the term holiday based on the phase-out tax rates (i.e., 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and onwards) or enjoy the preferential tax rate of 15% as a high-tech enterprise. However, for taxable years 2008 through 2010, Beijing Technology applied a transitional tax rate of 7.5% as its applicable rate despite the provisions in Circular 157. This EIT rate has been approved by Beijing Haidian District State Tax Bureau as a transitional treatment to allow Beijing Technology to continue to enjoy its unexpired tax holiday under prior law. Since it is uncertain whether the State Administration of Taxation will enforce Circular 157 retrospectively, we cannot assure you that Beijing Technology will maintain the tax benefits it previously enjoyed, or that the local tax authorities will not, in the future, order the return of such tax benefits. NQ Beijing has already obtained the Software Enterprise Certification. Therefore, it qualifies for preferential tax treatment as a “software enterprise” under the EIT Law and is entitled to a two-year exemption from the first year it becomes profitable and a three-year 50% reduction in corporate income tax, upon its filing with its in-charge tax authority. In 2016, the applicable corporate income tax rate of NQ Beijing, NQ Tongzhou and FL Mobile was 12.5%, 0% for Beijing Century Hetu Software Technology Co., Ltd.

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

The trading price of our ADSs has been and may continue to be subject to significant fluctuations. From January 1, 2016 to April 15, 2017, the trading price of our ADSs on the New York Stock Exchange ranged from US$3.03 to US$5.35 per ADS, and the closing price on April 19, 2017 was US$3.60, per ADS. The trading price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

Our board of directors has discretion as to whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands laws. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We issued Class A common shares represented by our ADSs in our initial public offering. All of our outstanding common shares prior to the initial public offering were redesignated as Class B common shares and our outstanding preferred shares were automatically converted into Class B common shares upon the completion of our initial public offering. In addition, all options issued prior to the completion of our initial public offering entitle option holders to the equivalent number of Class B common shares once the options are vested and exercised. Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power of our outstanding common shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, as of February 28, 2017, our controlling shareholder RPL Holdings Limited owns approximately 10.3% of our outstanding common shares, representing 53.5% of our total voting power. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial and may depress the trading prices of our ADSs. Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our Class A common shares and ADSs.

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

As of February 28, 2017, our directors, executive officers and principal shareholders collectively hold approximately 64.9% of the total voting power of our outstanding common shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. If our founders and directors retain their shares in our company, they will continue to have substantial influence over our company in the foreseeable future. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase our ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

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

There is a significant risk that we will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to U.S. investors in the ADSs or common shares.

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

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2016, and we will very likely be a PFIC for our current taxable year ending December 31, 2017 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information —E. Taxation—United States Federal Income Taxation”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections which, if available, would result in tax treatment different (and generally less adverse than) the general tax treatment for PFICs. For more information see “Item 10. Additional Information —E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

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

In May 2011, we completed an initial public offering of 7,750,000 ADSs, each representing five Class A common shares. On May 5, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “NQ.”

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

From 2012 to 2016, we established several subsidiaries and consolidated affiliated entities to support our expansion, including NQ (Beijing) Co., Ltd. (“NQ Tongzhou”) in January 2013, Beijing NQ Mobile Co., Ltd. (“NQ Yizhuang”) in September 2014, NQ Technology (Guizhou) Co., Ltd. (“NQ Guizhou”) in December 2015, Showself (Beijing) Technology Co., Ltd. (“Showself (Beijing)”) in July 2015, Xinjiang NQ Mobile Venture Capital Investment Co., Ltd. (“Xinjiang NQ”) in February 2016. During the same period, we also acquired companies including NationSky through Beijing Technology (“Nation Sky”), Beijing Fanyue Information Technology Co., Ltd. (“Fanyue”), Beijing Tianya Co., Ltd. (“Tianya”), Best Partners Ltd. (“Best Partners”), Beijing Trustek Technology Co., Ltd. (“Beijing Trustek”), Beijing Showself Technology Co., Ltd. (“Beijing Showself”), Linkmotion Holdings Ltd. (“Linkmotion”), Shanghai Launcher Software Technology Co., Ltd. (“Launcher “) and Glory Team Ltd. (“Glory”). Beijing Showself was reorganized as a wholly owned subsidiary of Showself (Beijing ) in June 2016. We disposed NationSky in 2015, as well as FL Mobile and Showself (Beijing) in 2017.

In October 2013, we issued an aggregate principal amount of US$172.5 million 4.00% convertible senior notes due in 2018. Use of proceeds from the sale of the notes is for general corporate purposes, including working capital needs and potential acquisitions of complementary businesses. In October 2016, we repurchased all of the outstanding 4.00% convertible senior notes due 2018 upon exercise of the put option by holders of the notes.

In October 2016, we issued an aggregate principal amount of US$220 million of convertible notes to Zhongzhi Hi-Tech Overseas Investment Ltd., or Zhongzhi Hi-Tech, through a private placement. The convertible notes bear interest at a rate of 8.0% per annum from the issuance date and mature in October 2018. The convertible notes are convertible, at the holder’s option, into our ADSs, at a conversion price of US$6.00 per ADS, which represents a 51.5% conversion premium over the closing trading price of US$3.96 per ADS on September 26, 2016.

FL Mobile and Showself (Beijing) Divestment

During 2010 and 2012, we acquired 100% of the equity interests in FL Mobile. Following subsequent reorganization in 2014, FL Mobile became one of our consolidated affiliated entities and controlled by us through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements—Contractual Agreements with FL Mobile.”

In August 2015, we entered into a framework agreement (the “FL Framework Agreement”) with Beijing Jinxin Rongda Investment Management Co. Ltd. (“Beijing Jinxin”), a subsidiary of Tsinghua Holdings Co., Ltd., to begin the divestment of the FL Mobile business (“FL Mobile Divestment”). In connection with the FL Mobile Divestment, FL Mobile was reorganized as a subsidiary of Xinjiang NQ in March 2016.

We have discussed the FL Mobile Divestment with several potential purchasers since 2015, including Gansu Huangtai Wine-Marketing Industry Co., Ltd. and Shenzhen Prince New Materials Co., Ltd., both listed on the Shenzhen Stock Exchange, and private equity investment fund. These three transactions, however, did not come to fruition due to various reasons, including ongoing changes in the capital market conditions and uncertainty surrounding relevant policies in China.

On the other hand, we sold (i) 16.34% equity interests in FL Mobile to Dr. Vincent Wenyong Shi, our chairman and chief operating officer pursuant to a termination and share purchase agreement in March 2016, (ii) total of 20.66% of equity interests in FL Mobile to several affiliates of Beijing Jinxin in May 2016 and August 2016, and (iii) the remaining 63% equity interests in FL Mobile to an affiliate private equity investment fund of Tsinghua Tongfang in March 2017. The total purchase price of the sales of our interests in FL Mobile pursuant to the above three transactions was RMB4 billion. In connection with the transaction with the above, we also sold all our interests in Showself (Beijing), the operator of our live social video business, to the same affiliate fund of Tsinghua Tongfang for a consideration of RMB800 million.

We have transferred our equity interests in FL Mobile and Showself (Beijing) to these purchasers pursuant to our contracts with them, and are in the process to collect remaining purchase price and close the whole FL Mobile and Showself (Beijing) Divestment. For risks associated with the collection of full purchase price, see “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—We have not received all considerations for the sale of FL Mobile and Showself (Beijing). Uncertainties exist as to whether the counterparties will perform pursuant to the contracts, and we may have to incur expenses to enforce the payment or revert the transactions.“In addition to purchasing FL Mobile and Showself (Beijing), the affiliate private equity fund of Tsinghua Tongfang also has the option to purchase US$100 million worth of Class A Common shares of our Company at a price of US$1.05 per share, or US$5.25 per ADS within 3 months after the date of the full payment pursuant to the agreements to purchase FL Mobile.

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

Overview

We are a leading global provider of mobile internet services. We have been a pioneer in the consumer mobile security industry since 2005 and have since built a portfolio of offerings including mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications as well as other mobile applications. We currently offer a variety of products and services to consumers and enterprises. We are a mobile first, mobile only company.

Our vision is to become the most trusted mobile internet platform globally. We began our business by offering consumers mobile security services to address the fundamental and rapidly growing needs of smart device users. Building upon the success of our mobile security offerings, we expanded our product and service offerings to provide mobile privacy and productivity, and started to offer additional mobile value added services, such as mobile entertainment applications and platforms and other mobile applications. We also started to offer a full set of enterprise mobility solutions. Additionally, we began offering our products and services to our channel partners to provide these products and services to their own users. We also enhanced our ability to monetize our mobile users through advertising and technology licensing. Our products and services cater to the ever-expanding needs of consumers and enterprises in their usage of mobile devices, and we believe we are well positioned to capture market opportunities presented by the rapidly evolving mobile industry that extends beyond smartphones to include cars and vehicles in addition to other mediums.

We offer products and services in the following main categories:

•	Mobile value added services: Revenues generated from the mobile value added services are derived from the wide range of products and services that we offer to mobile users directly or through numerous channel partners. The majority of our mobile value added services revenues are derived from mobile entertainment applications and platforms, as well as our mobile security and productivity applications. Before disposing FL Mobile, we also generated revenues from mobile game publishing in the mobile value added services segment. Our mobile entertainment applications and platforms include Desktop and Music Radar, which generated revenues mainly by premium content where users pay to download and advertisements. Showself live social video was also one part of the mobile entertainment applications and platforms before the disposal of Showself (Beijing). Our live mobile social video platform comprises the majority of our mobile entertainment revenues. Additionally, we generate subscription revenues through a Freemium business model from products including NQ Mobile Security Applications, Vault and Family Guardian.

•	Advertising: We generate advertising revenues mainly on a cost per action, or CPA, basis in the form of third-party application referrals through our advertising network platform and offline channels. We also offer banner advertising to advertisers through our various applications that charge on a cost per time, or CPT, basis. In addition to these online and offline ad network revenue sources, we also generate advertising revenues directly within our set of applications including our mobile security and productivity applications and other mobile applications such as healthcare-related search among others. We also began consolidating the Launcher business in the first quarter of 2016 which added to the overall advertising growth in the year.

•	Enterprise mobility: We offer enterprise mobility solutions and services, which in the future will include not only system management, application development, business intelligence and maintenance services for smartphones, but also for smart cars. The smart car-related platform will become a major focus of our business in the future.

Prior to disposing of FL Mobile and Showself (Beijing), we also operated mobile game publishing and live social video businesses. The mobile game publishing revenues are generated through sales of in-game virtual items from numerous mobile games that are either developed or operated by FL Mobile as well as collecting licensing fees for self-developed games. Our live mobile social video platform, operated by Showself (Beijing), facilitates real-time video shows from thousands of hosts that perform on our platform, and enables mobile users (audiences) to interact and socialize with these hosts from their mobile devices. The live mobile social video business mainly derives revenues from sales of virtual currency which can be used to purchase virtual presents to show hosts.

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

Products and Services

We began our business by offering mobile security products for consumers and subsequently expanded our portfolio to include a variety of products and services for consumers, enterprises, developers and advertisers. The products and services we currently offer are divided into three main categories: enterprise mobility products and services, advertising services and mobile value added services.

Enterprise mobility Products and Services

Trustek primarily provides the enterprise mobility solutions and services related to mobile devices, including system management, application development, business intelligence and maintenance services and does maintain ownership of this business.

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

We have also begun to provide integrated software and hardware platforms related to the smart car industry through our LinkMotion business which we acquired a controlling stake in 2015. We expect this to become a major portion of our Enterprise mobility segment in the future. We expect to maintain our focus to provide trusted intelligent mobile experiences for mobile users, but instead of focusing on Smartphone users, we expect to change the focus to smart cars users.

Advertising

The advertising segment consists of revenues we generate from the traffic generated by third party application developers who utilize our online and offline advertising networks as well as through direct advertising within our own traffic derived from our portfolio of applications and users. A significant portion of our advertising revenues in 2016 came from our online and offline advertising networks which were the result of our acquisitions of Wanpu Century and Fanyue in 2013, both of Wanpu Century and Fanyue were subsidiaries of FL Mobile, and were divested together with FL Mobile in March 2017.

In addition to the advertising revenues generated through these advertising networks, we also generate advertising revenues from the portfolio of other mobile applications and channels, including Launcher, which is a business we began consolidating in the first quarter of 2016. Launcher is a customizable and downloadable feature set that can enhance and change the way the smartphone’s home screen, lock-screen and app layout functions for the individual user.

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

Mobile Value Added Services

(a)	Mobile Security, Privacy, Optimization, and Other Applications

We offer a wide range of products and services in the area of mobile security, privacy, optimization, and personalized cloud, our current product offerings are in the following categories:

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

(b)	Mobile Entertainment Applications and Platforms

We acquired a controlling equity interest in VLife interactive wallpaper and Doreso Music Radar in first quarter of 2014 and fourth quarter of 2013, respectively, and began consolidating revenues generated by these businesses in our MVAS segment.

VLife interactive wallpaper, which is our personalized interactive and programmable mobile desktop application offers a wide variety of dynamic and themed-wallpaper and desktop applications for millions of mobile users and devices in China and overseas markets.

Doreso Music Radar, which is a leading solution provider of automatic audio content recognition services offers fast and precise audio search with advanced technology of signing and humming song recognition and can also be embedded and integrated with third party music services.

We monetize these businesses mainly through: i) premium content where users pay to download themed and branded content; and ii) advertising in many formats. However, the monetization of these businesses has remained difficult despite the large number of users.

User Acquisition Channels.

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

Customer Support

For our consumer mobile security business, we operate a 24/7 global customer service center with trained professional staff for customer inquiries and technical support. We provide multiple support channels, including telephone, fax, SMS, email, instant messenger and online forums, among others, to answer user inquiries and resolve technical issues promptly. For our enterprise mobility business, Trustek provides customer support through a centralized customer service hotline that operates during working hours.

Research and Development

As of December 31, 2016, our research and development department consisted of 373 engineers and technicians. Supervisors in charge of our research and development department have educational backgrounds from leading universities in China and have significant industry experience before joining us. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China.

We will also continue to recruit, train, retain and motivate highly trained and qualified research and development staff to maintain our technological advantage. In addition, we will continue to apply for more patents in order to protect our new, innovative ideas and intellectual property.

Intellectual Property

Our business success has benefited from our continuous efforts in obtaining and maintaining intellectual property protection, including application and registration of patents, trademarks, copyrights and trade secrets. As of December 31, 2016, we had 152 patent registrations, applications and exclusive licenses in China and overseas, including but not limited to patents covering anti-virus, anti-spam firewall, anti-phishing, contact management, agenda management and parental controls, mobile game and advertising, enterprise mobile management. Some of these patents have been issued and are currently held by us, while others are still pending. As of December 31, 2016, 21 of our patents applications have been filed with the United States Patent and Trademark Office, or USPTO, and claim the benefits of initial patent applications, eight of which have been approved by USPTO. Some of the intellectual properties our company currently uses are held by individuals, all of whom have entered into assignment or exclusive patent licensing agreements with us. We have also made 442 copyright registrations and 396 trademark registrations and applications in China and overseas, and have applied with USPTO to register the word “NQ” and related logo as a trademark. In addition, we have 59 registered domain names, including www.NQ.com, our primary operation website, which we were licensed from a third party (the “Licensor”) in July 2011. We have been granted an exclusive license for the use of the domain name of www.NQ.com for ten years from July 2011 to June 2021. Unless renewed, upon the expiration or earlier termination of this agreement, the Licensor shall have the right to license the domain name to any other party as the Licensor desires. However, if the Licensor intends to transfer the domain name to another party, we have a right of first refusal. In addition, the Licensor provides us with ten years search engine optimization services from July 2011 to June 2021.

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

Seasonality

Seasonal fluctuations and industry cyclicality have had minimal effect on our consumer mobile application and services businesses in the past, and we expect this trend to continue for the foreseeable future. For our enterprise mobility business, we experience seasonality and fluctuations in our quarterly revenues which reflect the seasonal fluctuations driven by our customers’ procurement cycles for mobile devices and enterprise software. China-based enterprises typically procure IT related services toward the end of the year. As a result, our revenues in the second half of the year are higher than that in the first half. Finally, the advertising business in general has seasonal factors that tend to show more strength in the second half of the year compared to the first half of the year. We expect to see this type of trend generally in advertising, especially as our own advertising network expands.

Competition

We compete primarily on the basis of user base, services portfolio, technology know-how, research and development capabilities as well as relationships with key players in the mobile ecosystem including the smart car ecosystem, such as wireless carriers, handset manufacturers, chipmakers, distributors and retailers and third-party payment processors. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face increasing competition, which could reduce our market share and materially and adversely affect our business and results of operations.”

The mobile services market in China and globally is competitive, including advertising services. On the mobile services front, we compete directly with (i) domestic PC/mobile security and application services vendors such as Qihoo 360, Tencent, Cheetah Mobile and Kingsoft (ii) overseas security software providers such as Avast, Symantec, McAfee, AVG, Trend Micro, F-Secure and Kaspersky, and (iii) other emerging companies offering mobile security products, such as Lookout. While we have focused on providing mobile security services since the founding of our company, most of our competitors are traditional PC anti-virus providers who later entered into the mobile security market and now offer a platform of mobile related services, applications and advertising.

For our enterprise mobility businesses, Trustek will compete with among other integrated enterprise mobility service providers, including NationSky, a business we divested in 2015. For Linkmotion, we compete against a wide-range of solution providers offering different pieces and components related to smart car development.

As a mobile Internet Platform business, including attracting, engaging, and monetizing mobile users across multiple products, services and applications and focusing on traffic, we compete in China with many of the largest platform companies including Tencent, Baidu and Qihoo 360. We also have numerous products, services and applications that compete on a stand-alone basis with other technology companies including, but not limited to Shazam and numerous other advertising platforms and networks.

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

Regulation on the Telecommunications Industry

Types of Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of the PRC, or the Regulations on Telecommunications, which was amended on July 29, 2014, and which regulates the telecommunications industry and other related activities and services within the PRC. The MIIT regulates the telecommunications industry on a national level while the provincial-level communications administrative bureaus, or the CABs, supervise and regulate the telecommunications industry in their respective administrative regions. The Regulations on Telecommunications classifies telecommunications services into two main categories: (1) core telecommunications services and (2) value-added telecommunications services, and further divides each main category into several sub-categories. According to the Catalog for Classification of Telecommunications Businesses, which became effective on April 1, 2003, and Catalog for Classification of Telecommunications Businesses (2015 version), which became effective on March 1, 2016, our business operates under the provision of information services through mobile networks and the internet, thus fitting into the category of value-added telecommunications services.

Value-Added Telecommunications Services

Providers of value-added telecommunications services in the PRC are subject to examination and approval from, and are required licenses issued by, the MIIT or the relevant CABs. Pursuant to the Regulation on Telecommunications, to provide value-added telecommunications services in more than two provinces, autonomous regions or centrally administered municipalities, the mobile payment service provider shall obtain the Trans-regional Value-Added Telecommunication Business Operation License from the MIIT; to provide value-added telecommunications services within one province, autonomous region or centrally administered municipality, the mobile payment service provider shall obtain the Value-Added Telecommunication Business Operation License from relevant CABs. On March 1, 2009, the MIIT issued the Administrative Measures for Licensing of Telecommunications Business Operations which sets forth the basic requirements for a license to provide value-added telecommunications services in the PRC. Such requirements mainly include the following:

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

Foreign Investments in Value-Added Telecommunications Services Industry

Foreign direct investment in telecommunications services industry in China is regulated under Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations. The FITE Regulations were issued by the State Council on December 11, 2001 and amended by the State Council on September 10, 2008 and February 6, 2016. According to the FITE Regulations, foreign investors’ ultimate equity interests in any entity providing value-added telecommunications services in the PRC may not exceed 50%. A foreign investor must demonstrate a good track record and prior experience in providing value-added telecommunications services outside the PRC prior to acquiring any equity interest in any value-added telecommunications services business in the PRC.

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

The MOFCOM published a discussion draft of the proposed Foreign Investment Law (the “Draft”) in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China. The Draft embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on the Draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The Draft, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations. The Draft expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered as an FIE. Under the Draft, the entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of properties, voting rights or other similar rights of the enterprise; (ii) holding, directly or indirectly, less than 50% of shares, equities, share of properties, voting rights or other similar rights of the enterprise, but falling under any of the following circumstances: (1) having the right to directly or indirectly appoint not less than half of the members of the board of directors or other similar decision-making body of the enterprise; (2) having the ability to ensure that its nominees occupy not less than half of seats in the board of directors or other similar decision-making body of the enterprise; or (3) holding voting rights sufficient to impose significant impacts on any resolution of the board of shareholders, at the general meeting of shareholders, or of the board of directors or other decision-making body of the enterprise; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

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

Broadcasting Audio/Video Programs through the Internet

On April 25, 2016, the PRC State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT issued the Regulations on the Administration of Private Network and Directional Transmission of Audiovisual Program Services, which became effective on June 1, 2016 and replaced the Measures for the Administration of the Transmission of Audiovisual Programs over Internet and Other Information Networks, which was adopted in 2003 and amended on August 28, 2015. Under these rules, providers of audiovisual program dissemination services over local area networks, virtual private networks and directional transmission channels are required to obtain a permit from the SAPPRFT.

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

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SARFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008, and were amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SARFT, or complete certain registration procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT. In a press conference jointly held by SARFT and MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, SARFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to register their business and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past. On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual program services into four categories.

In 2012, the SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, SARFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any internet dramas or micro films that were produced by any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as a producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that online audio/video content, including internet drama and micro films, be filed with the relevant authorities before release. As of the date of this annual report, we have not obtained an audio/video program transmission license, and we will apply to obtain the license. On November 4, 2016, the SAPPRFT issued a Notice on Further Strengthening the Planning, Development and Administration of Original Internet Audiovisual Programs (“Document 198”). Document 198 stipulates that if online service providers plan to produce and disseminate audiovisual programs that are considered to be key audiovisual programs under Document 198, the service providers must, during the early planning and development stage, file a summary of the programs and their titles, producer names, themes, and duration with the SAPPRFT and, for audiovisual programs with sensitive themes such as politics, military, diplomacy, national security, national sovereignty, religion, the PRC justice system and public security, consult with designated PRC governmental authorities before production of the programs.

On July 1, 2016, the MOC issued a Notice on Strengthening the Administration of Online Performance (the “Online Performance Notice”) and on December 2, 2016, issued the Measures of Administration of Online Performance Operating Activities (the “Online Performance Measures”), which became effective on January 1, 2017. The Online Performance Notice and the Online Performance Measures both stipulate that online performance service providers must obtain an Online Culture Operating Permit and that online performances must not contain any content that is horrific, cruel, violent, vulgar or humiliating in nature, mocks persons with disabilities, includes photographs or video clips that infringe third parties’ privacy or other rights, features animal abuse, or presents characters and other features of online games that have not been registered and approved for publication by applicable PRC governmental authorities.

Regulations on Internet Publication and Cultural Products

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the SAPPRFT in 2016 and came into effect on March 10, 2016. The Online Publishing Provisions defines “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features, such as digital works that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game shall obtain approval from the SAPPRFT before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign owned enterprises cannot engage in providing web publishing services.

On May 24, 2016, the SAPPRFT issued the Mobile Game Notice, which became effective on July 1, 2016 and sets forth requirements for the publication and operation of mobile games online, including requiring that mobile game publishers and operators, including joint operators, review the content of the games that they publish and operate, and apply for publication and authorization codes at least 20 business days before first publishing and operating domestic recreational and educational mobile games through open beta testing. The Mobile Game Notice, as updated by a subsequent notice, specifies that game publishers and game operators were required to review the content of mobile games that were published and were operated online before July 1, 2016, and to complete approval procedures for those games before December 31, 2016, or to cease operating the games. We completed prior to December 31, 2016 all of the approval procedures required by the SAPPRFT for our mobile games that were in operation before July 1, 2016.

Regulations on Online Games and Foreign Ownership Restrictions

Pursuant to the Guidance Catalog, the internet culture business (other than online music business) falls within the category of industries prohibiting foreign investment. On February 17, 2011, the Ministry of Culture issued the revised Interim Provisions on the Administration of Internet Culture, or the Internet Culture Interim Provisions, and became effective as of April 1, 2011. According to the Internet Culture Interim Provisions, “internet cultural products” are defined as including the online games specially produced for Internet and games reproduced or provided through Internet. Provision of operating Internet cultural products and related services is subject to the approval of the Ministry of Culture or its provincial counterpart.

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

In addition, Online Game Business Operators should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online game business operators are also prohibited from (i) setting compulsory matters in the online games without game users’ consent; (ii) advertising or promoting the online games that contain prohibited content, such as anything that compromises state security or divulges state secrets; and (iii) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. The Online Game Measures also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between online game business operators and game users, with no conflicts with the rest of clauses in such service agreements.

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

On December 1, 2016, the MOC issued the Online Game Operation Notice, which will become effective on May 1, 2017. The Online Game Operation Notice includes clarification of products and services that will be considered to be within the scope of the operation of online games, enhanced standards for the issuance of and payment for virtual items used in online games and enhanced protection of online games users, and announces more stringent supervision of the operation of online games and penalties for violations by online game operators of regulations with respect to the operation of online games.

Regulations Relating to Internet Content and Information Security

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law of the People’s Republic of China, or the Internet Security Law, which will take effect on June 1, 2017. The Internet Security Law will require providers of services over internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

In August 2013, the MOC issued the Administration Measures on Content Review by Internet Culture Operating Entities, or the Content Review Measures, which became effective on December 1, 2013. According to the Content Review Measures, an internet culture operating entity shall censor and review its products and services to be provided to the public to ensure that such products and services do not contain any content prohibited by law, and the censor record shall be kept for at least two years. Internet culture operating entities shall adopt technical measures to conduct real-time censor over the products and services, set up internal content control department and establish content control policies. If the internet culture operating entity identifies any illegal content, it shall immediately suspend the products or services containing such content and preserve relevant record, and, in the event that such illegal content might lead to material issues, report to provincial branch of MOC. Besides, under the Measures for the Administration of Medical Advertising stipulated by SAIC and MOH on November 10, 2006, any medical institution is allowed to publish any advertisement provided that it has obtained an Examination Certificate for Medical Advertisements. Besides, any advertising operator is obliged to check and examine the Examination Certificate for Medical Advertisements of the medical instruction who is intend to publish advertisements on such platform, as well as verification the contents of the advertisement. Based on the consequences, any advertising operator who infringes the Measures for the Administration of Medical Advertising will be disqualified by SAIC, as well as a warning or a fine of RMB10, 000 or not more than RMB30, 000.

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

On July 4, 2016, the SAIC issued the Interim Measures for Administration of Internet Advertising, or the Interim Measures for Internet Advertising, effective September 1, 2016, which define the scope of services included within Internet advertising; specify the respective obligations of internet advertisers, advertising agencies, advertising publishers and internet information service providers; and provide penalties for violations. The Interim Measures for Internet Advertising forbid luring users to click on the content of internet advertisements by any fraudulent means and attaching advertisements or advertising links to emails sent by users without their permission. Under the Interim Measures for Internet Advertising, internet advertisers are responsible for the authenticity of the contents of online advertisements, and internet advertising publishers and advertising agencies are required to verify the content of advertisements, and employ inspectors who are familiar with PRC laws and regulations governing online advertising.

Mobile Internet Applications

The Cyberspace Administration of China, or CAC, issued the Regulations for the Administration of Mobile Internet Application Information Services, effective August 1, 2016, which require providers of information services through mobile internet applications, or “Apps,” to (i) verify the true identities of registered users through mobile phone numbers and similar channels, (ii) establish procedures for the security of user information; (iii) establish procedures for information censorship, (iv) ensure that users are given adequate information concerning an App, and are able to choose whether an App is installed and whether or not to use an installed App, (v) respect and protect intellectual property rights, and (vi) keep records of user log-in information for 60 days. If we, as a provider of information services through Apps, violate these regulations, mobile application stores through which we distribute our Apps may issue warnings to us, suspend the release, or terminate the sale, of our Apps, and/or report our violations to governmental authorities.

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

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends in foreign-invested enterprises include the Foreign-invested Enterprise Law promulgated by the Standing Committee of the National People’s Congress, as amended on October 31, 2000 and October 1, 2016, and the Implementation Rules of the Foreign-invested Enterprise Law issued by the State Council, as amended on February 19, 2014.

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

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involve the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals must be transacted upon approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE promulgated the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, or Circular 78 (which has been revised on February 15, 2012). Under Circular 78, PRC citizens who participate in stock incentive plans or equity compensation plans by an overseas publicly listed company are required to engage a PRC agent through the PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of the SAFE.

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

As of April 15, 2017, we mainly operate our business through the following significant subsidiaries and consolidated affiliated entities:

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

Equity interest.

Contractual arrangements including exclusive technical consulting services agreement, exclusive business cooperation agreement, business operation agreements, powers of attorney, equity disposition agreements, loan agreements and equity interest pledge agreements.

(1)	The shareholders of Beijing Technology are Dr. Vincent Wenyong Shi, our founder, chief operating officer and chairman of the board, Ms. Lingyun Guo, our chief strategy officer and director, and Mr. Xu Zhou, our founder, holding 14.75%, 52.00% and 33.25% of Beijing Technology’s equity interests, respectively. Dr. Shi, Ms. Guo and Mr. Zhou also collectively own RPL, which holds 10.3% of common shares and 53.5% of voting power in our Company.

D.	Property, Plants and Equipment

Our principal executive office and headquarter in Beijing is located on premises comprising approximately 6115square meters at 11 Heping Li East Street, Dongcheng District, Beijing, China, which we lease from an unrelated third party. We plan to renew our lease when it expires. The premises are shared by NQ Beijing, Beijing Technology and some subsidiary companies. The lessor of the leased premises in Beijing has valid title to the property. We believe that our existing facilities are adequate for our current and foreseeable requirements.

We also lease an aggregate of approximately 9,979 square meters of office space in Beijing, Tianjin, Shanghai, Shenzhen, Taipei, Hong Kong, Gyeonggi-do and Texas all from unrelated third parties.

We made capital expenditures of US$3.7 million, US$0.5 million and US$0.7million, for the years ended December 31, 2014, 2015 and 2016 respectively. Our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

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

We entered into definitive agreements to sell our equity interests in FL Mobile Jiutian Technology Co., Ltd., or FL Mobile, and, Showself (Beijing) Technology Co., Ltd, or Showself (Beijing), which both represent a significant portion of our operations. Pursuant to these agreements, we have transferred our equity interests in FL Mobile and Showself (Beijing), while the purchasers still have certain period to complete their payment obligations. Since these divestments would have a significant effect on the future operating results or would cause the financial information reported currently to not necessarily be indicative of future operating results, the following key financial data is quantified for better understanding of the impact of these divestments: The total net revenues, net income attributable to us and our non-controlling interests from FL Mobile for the fiscal year ended December 31, 2016 was $175.5 million, $32.3 million, and $12.6 million respectively. The total net revenues, net income attributable to us and our non-controlling interests from Showself (Beijing) for the fiscal year ended December 31, 2016 was $110.7 million, $9.5 million, and $4.6 million respectively. The pro-forma amount of additional goodwill impairment loss would be recognized if Showself (Beijing) were disposed on November 1, 2016 amounted to $82.3 million. The pro-forma amount of investment gain would be recognized if both FL Mobile and Showself (Beijing) were disposed on December 31, 2016 was $317 million.

A.	Operating Results

Overview

We are a leading global provider of mobile internet services. We have been a pioneer in the consumer mobile security industry since 2005 and have since built a portfolio of offerings including mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications as well as other mobile applications. Our vision is to become the most trusted mobile internet platform globally. Building upon the success of offering a platform of products and services for mobile smartphone users, we believe we are positioned to capture the many market opportunities presented by the rapidly evolving mobile industry for smart cars. We believe this focus on smart cars will become our major focus in the future. We currently offer a variety of products and services to consumers and enterprises.

We generate revenues primarily through (i) mobile value added services, which include mobile entertainment applications and platforms, and mobile security, productivity and other applications, (ii) mobile advertising and (iii) mobile enterprise mobility. Our total net revenues increased from US$332.3 million in 2014 to US$406.7 million in 2015 and decreased to US$343.1 million in 2016. We had a net loss of US$78.6 million, US$0.5 million and US$133.6 million in 2014, 2015 and 2016, respectively. Our adjusted net income attributable to NQ Mobile Inc., which is determined by adding back share-based compensation expenses which has no income tax impacts, to our net income attributable to NQ Mobile Inc. presented in accordance with U.S. GAAP, is another measure used by our management to evaluate our operating performance. We had adjusted net income attributable to the Company of US$7.1 million, US$15.3 million in 2014 and 2015, respectively; and adjusted net loss attributable to the Company of US$115.0 million in 2016.

We incur significant share-based compensation expenses in the course of our business as we have issued share-based awards in order to motivate and retain talent and pursuant to earn outs in certain of our acquisitions. We incurred US$83.8 million, US$16.6 million and US$12.6 million in share-based compensation expenses for the fiscal year ended December 31, 2014, 2015 and 2016, respectively. The granting or acceleration of our share-based awards will materially and adversely affect our financial results in the periods over the vesting period of the newly granted options and restricted shares.

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

Factors Affecting Our Results of Operations.

Our results of operations are affected by, among others, the following factors:

The growth of the mobile entertainment industry

We generate mobile entertainment revenues from operating a variety of applications and services that interest consumers. This is a highly fragmented and competitive market and our ability to deliver quality applications that engage the users and compel them to purchase in-app items, pay for premium download or to deliver enough traffic to generate mobile advertising occurrences is the key.

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

The growth of enterprise mobility industry

In December 2015, we completed the divestment of NationSky and therefore going forward the growth of the enterprise mobility segment will be primarily driven by our Trustek and Linkmotion. Trustek is primarily engaged in providing enterprise mobility solutions and services, including hardware supplies, system management, application development, business intelligence and maintenance services. As employees and knowledge workers increasingly use bring-your-own-device (BYOD) smart mobile devices for both business and personal use, managing work productivity and keeping corporate owned information and sensitive employee data protected have become significant concerns for businesses and employees. Linkmotion provides integrated platforms related to smart car industry. Enterprise mobility is a relatively new and fast-growing industry in China and around the world and we believe factors such as IT consumerization, BYOD adoption and availability of smart mobile devices at affordable prices are the key drivers for the growth of enterprise mobility across different industry sectors.

Foreign Exchange Risks

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Discussion of Selected Statements of Comprehensive Income Items

Net Revenues

We recognize revenues net of value added tax business tax and related surcharges. We derive our net revenues primarily from (i) mobile value added services, which include mobile entertainment applications and platforms, and mobile security, productivity and other applications, (ii) mobile advertising and (iii) mobile enterprise mobility. We generate mobile entertainment applications and platform revenues from our various services catered to mobile internet users. For our consumer mobile security services, we focus on mobile security, privacy protection and productivity services and provide for free the basic functions of such services, such as the anti-malware scanning, anti-spam, contact back-up and restore functions. We charge our users a subscription fee for subscribing to our premium services, such as access to continual updates of our virus library and advanced privacy protection services, on a monthly, quarterly, semi-annual or annual basis. We generate advertising revenues on CPA and CPT basis through our mobile security applications, mobile games, advertising network platform and offline channels. For our enterprise users, we derive enterprise mobility product revenues from sales of mobile hardware and enterprise mobility service revenues from the offering of managed mobility services. In addition, we derive a portion of our net revenues from other sources, such as secured download and technology development services to third parties.

We derive revenues from mobile entertainment applications and platforms mainly on premium content where users pay to download themed and branded content and advertising in many formats.

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

The following table sets forth the principal components of our net revenues in both China and overseas markets by amount and as a percentage of our total net revenues for the periods indicated.

	For the Year Ended December 31,
	2014				2015				2016
	China		Overseas		China		Overseas		China		Overseas
	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Service Revenues(1)
Mobile value added services	67,052	23.1	39,051	92.2	104,336	28.3	35,252	92.3	177,625	59.5	22,191	50.1
Enterprise mobility	16,035	5.5	—	—	27,416	7.5	—	—	2,249	0.8	—	—
Advertising services	72,825	25.1	78	0.2	69,379	18.8	2,342	6.1	81,182	27.2	22,113	49.9
Other services	1,422	0.5	3,219	7.6	4,730	1.3	622	1.6	742	0.2	—	—
Product Revenues
Enterprise mobility	132,642	45.8	—	—	162,614	44.1	—	—	36,948	12.3	—	—
Total net revenues	289,976	100.0	42,348	100.0	368,475	100.0	38,216	100.0	298,746	100.0	44,304	100.0

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

We acquire users primarily through viral marketing, or word-of-mouth marketing, pre-installation and online download. We provide online downloads of our products and services via various third-party websites, including online advertising networks, internet portals and mobile application stores. We pay such third parties a fee for each registered user account acquired through them. Payments to these third parties increased from 2014 to 2016 as we acquired more users through them during these periods. We also pay fees to handset manufacturers to pre-install our applications on their handsets. As we further expand our global user base and grow our revenue, we expect payments to third parties in connection with user acquisition to continue to increase.

Salaries and benefits for employees that provide customer services and other support directly related to our products and services increased from 2014 to 2015, and also increased from 2015 to 2016 (if excluding Nationsky from the comparable period) primarily reflecting the expansion of customer services and product support teams.

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

Our hardware procurement costs include the majority of the cost of revenues incurred by Trustek which operates at a much lower gross margin than our mobile value added services and advertising services.

Cost of revenues also includes an allocation of our share-based compensation expenses. See “— Critical Accounting Policies — Share-based compensation.”

Operating Expenses

Our operating expenses consist of (i) selling and marketing expenses, (ii) general and administrative expenses, (iii) research and development expenses and iv) impairment of goodwill and intangible assets. We expect our operating expenses to continue to increase as our business grows. The following table sets forth the components of our operating expenses by amount and as a percentage of total operating expenses for the periods indicated.

	For the Years ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentage)
Selling and marketing expenses	29,962	16.1	26,752	22.1	19,980	10.3
General and administrative expenses	131,001	70.2	65,458	54.0	52,553	27.1
Research and development expenses	25,665	13.7	29,020	23.9	22,359	11.5
Impairment loss of goodwill and intangible assets	—	—	—	—	98,902	51.1

Total operation expenses	186,628	100.0	121,230	100.0	193,794	100.0

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

Impairment loss of goodwill and intangible assets. Impairment loss of goodwill and intangible assets consist primarily of one –time, non-cash impairment of goodwill and intangible assets mostly from traffic related consumer businesses.

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

We operate live mobile social video communities, including Showself Live Video, Lehai Live Video and Haixiu Live Video. The community contains thousands of real time video rooms (the “Room”) with user-created content provided by hosts and online users, and showed to the Rooms’ viewers. We are responsible for providing a technological infrastructure to enable the hosts, online users and viewers to interact through live mobile social online video platforms.

All the Rooms can be accessed for free. We mainly derive the revenue from sales of virtual currency which can be used to purchase virtual presents in the Rooms.

Our operating entities primarily cooperate with independent third-party distributors to sell our virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from us with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. They may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. We have no control over such “sales agents”. We have discretion to determine the price of the virtual currency sold to our third-party distributors, but have no discretion as to the price at which virtual currency is sold by our third-party distributors to the sales agents. Revenues earned from sales through our third-party distributors are recognized net of the sales discount to these distributors and ratably over the estimated average playing period of paying users.

We also utilizes third-party payment collection channels, which charges us the payment handling cost for users to purchase the virtual currency directly from it. The payment handling costs are recorded in cost of sales. There is no sales discount to third-party payment collection channels. Upon sales of virtual currency, we typically have an implied obligation to provide the services which enable the virtual currency to be used on our platform. We have discretion to determine the price of the virtual currency sold to our end users. In addition, we take overall responsibility of the content or performances provided by hosts in our community. Consequently, we recognize revenue on a gross basis pursuant to ASC 605-45, and we recognize revenue ratably over the estimated average playing period of paying users.

We estimate the playing periods of paying users based on available data obtained since the we launched the platform Showself Live Video in April 2014, platform Lehai Live Video in October 2015 and platform Haixiu Live Video in May 2016. On a quarterly basis, we determine the estimated average playing period for paying players, beginning at the time of a payer’s first purchase on our platform and ending on a date when that paying player is no longer active. We recognized revenue directly for payment from users, which used for instant consumable virtual good related to Room’s hosts. For payment used for virtual goods that are durable to be consumed and those consumed by end users, the group recognized deferred revenue and amortizes the amount over the estimated average playing period of paying users.

We determine that a paying player has ceased playing on our platform once the player reached an Inactive Period. We define the Inactive Period as the length of time after which if a paying player has not logged into the community, the possibility that he/she will continue to play on our platform in the future is very low. To determine the Inactive Period, we regularly analyzes paying players’ activities in the community. For the players who have not logged on our platform for 50 days as of the period end, we deem them inactive players. Currently estimated average playing periods are approximately three months, based on current available paying users’ information. We regularly reassess these estimates and may revise such estimates in the future as additional data becomes available and if and when future data indicates a change in playing patterns or behaviors.

Advertising Revenues

Advertising revenues are derived principally from promotion of third-parties’ applications, games or services over a particular period of time, through a variety of patterns, which are classified into online advertising services and offline advertising services.

(i)	Online advertising revenues

We promote third-parties’ games and applications through NQ security applications, interest-based online community applications and mobile games in a variety of forms including but not limited to offer walls, banners, buttons, text-links, content integration and referrals. Advertising fees are generally charged to advertisers on a CPA basis. The desired actions to be performed include but are not limited to activation, download, click, registration or inquiry, which are determined by the advertisers. The revenues are generally recognized when the end users activate the applications, register accounts or deliver their opt-ins.

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

We provide the pre-installation services to promote various applications in mobile phones. The revenues are recognized when the end users activate the applications or could be active users within certain periods, pursuant to the contracts.

Enterprise Mobility Revenues

Enterprise mobility revenues are derived principally from hardware sales to enterprise users, technology and software development for provision of mobility solution, and commission income shared from mobile network operators, all of which are provided on a stand-alone basis in the years of 2015 and 2016.

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

Before 2012, we principally engaged in consumer mobile security and other services and operated and managed this business as a single segment. In 2012, we expanded our business by the acquisition of NationSky in enterprise mobility services and the acquisition of FL Mobile and its subsidiary, Red, in mobile games and advertising services. In 2014, 2015 and 2016, we enhanced our business in enterprise mobility services and traffic services by a series of acquisitions, and generate revenue from the operations of such businesses. See Note 4 of our financial statements– “Business Combination” for more details.

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

We generate our revenues from customers in the PRC and overseas. Net revenues from customers in the PRC were US$290.0 million, US$368.5 million and US$298.7 million in 2014, 2015 and 2016, respectively. Net revenues from our overseas customers were US$42.3 million, US$38.2 million and US$44.3million in 2014, 2015 and 2016, respectively.

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

The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required.

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

As of November 1, 2016, the Company tested impairment of goodwill at the level of reporting units, which comprise of Mobile Games and Advertising, Enterprise Mobility and Security and Others. The amounts of goodwill assigned to Mobile Games and Advertising reporting unit, Enterprise Mobility reporting unit and Security and Others reporting unit were US$53.3 million, US$15.2 million, US$270.9 million, respectively.

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

In July 2015, the Company divested 100% equity interests of NQ Shenzhen to a third party. In December 2015, the Company divested all of the equity interests of NationSky. In December 2016, the Company divested all of the equity interests of Yipai and entered into an agreement to divest all the equity interest of Ruifeng. The disposal of Yipai was completed in December 2016 and the disposal of Ruifeng was completed in the first quarter of 2017 (See Note 24 of our financial statements), as a result, goodwill impairment loss of US$56.4 million and US$8.0 million was recorded as of December 31, 2016, respectively.

In 2016, the Company performed qualitative assessments for all reporting units, excluding Yipai and Ruifeng. Based on the requirements of ASC 350-20-35-3C through ASC 350-20-35-3G, the Company evaluated all relevant factors, weighed all factors in their totality. As the financial performance of mobile personal medical care, dynamic mobile wallpaper and mobile music search of Security and Others reporting unit and the enterprise mobility business of the Enterprise Mobility reporting unit were below original expectations, fair value of these reporting units were indicated to be lower than its carrying value. For the Enterprise Mobility reporting unit and Security and Others reporting unit, where it was determined that it was more likely than not that its fair value was less than the units’ carrying amount after performing the qualitative assessment, the Company performed the two-step quantitative goodwill impairment test for these two reporting units.

For the two-step goodwill impairment test, the Company estimated the fair value with either income approach or asset approach for specific reporting unit components. With the income approach, the Company estimates the fair value of the reporting units using discounted cash flows. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on expected expansion, pricing, market share, and general economic conditions. Certain estimates of discounted cash flows involve businesses with limited financial history and developing revenue models. Changes in these forecasts could significantly change the amount of impairment recorded, if any. Asset based approach is used in evaluating the fair value of some specific components which is deemed as the most prudent approach due to the unpredictable of future cash flows.

The result of step one impairment test for Enterprise Mobility reporting unit passed, with its determined fair value 14% higher than the book value. And there is no impairment loss for the Enterprise Mobility reporting unit. The result of step-one impairment test for Security and Others reporting unit failed, with its determined fair value lower than the book value. According to the result of step-two impairment test, an impairment loss of US$28.3 million was recorded for the year ended December 31, 2016 (see Note 10,”Goodwill” for details of the result of impairment test).

The business of live mobile social video platform operated by Showself was included in Security and Others reporting unit. Considering the Company had entered into an agreement to divest all the equity interest of Showself in the year 2017, there would be additional goodwill impairment loss for the remaining portion of the reporting unit of security and others upon consummation of the disposal of Showself (see Note 24, “Subsequent Events”).

Intangible Assets

Intangible assets, comprising computer software, domain name use right, customer relationship, non-compete agreements, user base, technology, game and other finite-lived intangible assets, which are separable from the fixed assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The carrying amounts of the finite-lived intangible assets are reviewed for impairment when indicators of impairment are present in accordance with ASC 360-10. In accordance with ASC 360-10, an impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. Impairment loss on intangible assets amounted to $US$298 and US$6,159 was recorded for the years ended December 31, 2015 and 2016, respectively (see Note 9, “Intangible Assets, Net”).

Impairment of Long-Lived Assets

The carrying amounts of long-lived assets other than goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. It mainly represents the prepaid Intellectual Property license fee for the games. The Company classifies the impairment of Intellectual Property for the games that generated limited revenues into cost of revenues. Considering there will be no future expected cash flow from certain long-lived assets other than goodwill and intangible assets, full impairment was made. The impairment of long-lived assets recorded in cost of revenues for the year ended December 31, 2014, 2015 and 2016 is US$nil, US$2,214 and US$ 935, respectively. For the Intellectual Property for the games that are not launched yet and are not expected to bring in future cash flow, we classify the impairment into general and administrative expense. The impairment of long-lived assets other than goodwill and intangible assets for the years ended December 31, 2014, 2015 and 2016 are $nil, US$4,185 and US$ 452 respectively. All these impairment loss were included in the consumer segment.

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

We currently have deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred tax assets is operating loss carry forwards generated by our PRC subsidiaries and VIE due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2014, 2015 and 2016, we recognized a valuation allowance of US$7.9 million, US$6.9 million and US$11.4 million against deferred tax assets, respectively. If we subsequently determine that all or a portion of the carry forwards are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of comprehensive income.

Equity Investments

Our equity investments are comprised of cost method investments and equity method investments.

Cost method investments

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, we carry the investment at cost and only adjust for other-than-temporary declines in fair value and distributions of earnings. We regularly evaluate the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs.

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

Convertible Debts

In accordance with ASC subtopic 470-20, the convertible debts are initially carried at the principal amount of the convertible debts. Debt premium or discounts, which are the differences between the carrying value and the principal amount of convertible debts at the issuance date, together with related debts issuance cost which is a direct deduction from the principal amount, are subsequently amortized using effective interest method as adjustments to interest expense from the debt issuance date to its first redemption date. Derivative associated with the convertible debt should be measured with its fair value. Fair value of the derivative should be appraised in each reporting period and the change of its fair value should be recorded as fair value change from derivative in the financial statements. Convertible debts are classified as a current liability if they are or will be callable by the Company or put table by the debt holders within one year from the balance sheet date, even though liquidation may not be expected within that period.

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

As of December 31, 2016, all the remaining non-controlling shareholders, who hold 0.91% of equity interests, executed the redemption rights, the estimated redemption value of the remaining non-controlling interest was reclassified to liability as of December 31, 2016.

Results of Operations

The following table sets forth a summary of our consolidated results of operations as a percentage of net revenue for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

We experienced some major restructuring of our operations during the past few years. In December 2015, we divested NationaSky, a major revenue contributor to our enterprise mobility segment; in March 2017, we entered into definitive agreement, pursuant to which we sold all our interests in FL Mobile, which operated our online game publishing business and a significant portion of our advertising business, as well as Showself (Beijing), the operator of our live social video which in turn generated a significant portion of revenues in our mobile entertainment applications and platforms business. As a result, our historical financial results might not be able offer a meaningful indication of the results that maybe expected for any future period. The following key financial data is quantified for better understanding of the impact of these divestments: The total net revenues, net income attributable to us and our non-controlling interests from FL Mobile for the fiscal year ended December 31, 2016 was $175.5 million, $32.3 million, and $12.6 million respectively. The total net revenues, net income attributable to us and our non-controlling interests from Showself (Beijing) for the fiscal year ended December 31, 2016 was $110.7 million, $9.5 million, and $4.6 million respectively. The pro-forma amount of additional goodwill impairment loss would be recognized if Showself (Beijing) were disposed on November 1, 2016 amounted to $82.3 million. The pro-forma amount of investment gain would be recognized if both FL Mobile and Showself (Beijing) were disposed on December 31, 2016 was $317 million.

	For the Years ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentage)
Net Revenues
Service Revenues
Mobile value added services	106,103	31.9	139,588	34.3	199,816	58.2
Advertising services	72,903	21.9	71,721	17.6	103,295	30.1
Enterprise mobility	16,035	4.9	27,416	6.8	2,249	0.7
Other services	4,641	1.4	5,352	1.3	742	0.2
Product Revenues
Enterprise mobility	132,642	39.9	162,614	40.0	36,948	10.8

Total net revenues	332,324	100.0	406,691	100.0	343,050	100.0

	For the Years ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentage)
Cost of revenues
Cost of services	(98,235)	(29.6)	(158,446)	(39.0)	(225,594)	(65.8)
Cost of products sold	(128,416)	(38.6)	(160,906)	(39.6)	(35,475)	(10.3)

Total cost of revenues(1)	(226,651)	(68.2)	(319,352)	(78.6)	(261,069)	(76.1)

Gross profit	105,673	31.8	87,339	21.5	81,981	23.9

Operating expenses
Selling and marketing expenses(1)	(29,962)	(9.0)	(26,752)	(6.6)	(19,980)	(5.8)
General and administrative expenses(1)	(131,001)	(39.4)	(65,458)	(16.1)	(52,553)	(15.3)
Research and development expenses(1)	(25,665)	(7.8)	(29,020)	(7.1)	(22,359)	(6.5)
Impairment of goodwill and intangible assets	—	—	—	—	(98,902)	(28.9)

Total operating expenses	(186,628)	(56.2)	(121,230)	(29.8)	(193,794)	(56.5)

Loss from operations	(80,955)	(24.4)	(33,891)	(8.3)	(111,813)	(32.6)
Interest income/(expense), net	(5,360)	(1.6)	(4,662)	(1.1)	(11,017)	(3.2)
Realized gain on investments	65	0.0	1,435	0.4	1,241	0.4
Realized gain/(loss) on disposal of subsidiaries	—	—	56,211	13.8	(2,963)	(0.9)
Impairment loss on equity investments	(5,967)	(1.8)	(15,452)	(3.8)	(12,203)	(3.6)
Foreign exchange gain/(loss), net	(391)	(0.1)	(1,693)	(0.4)	(12)	(0.0)
Changes in fair value of derivative liability	—	—	—	—	(1,157)	(0.3)
Other income, net	19,514	5.9	6,778	1.7	3,878	1.1

(Loss)/Income before income taxes	(73,094)	(22.0)	8,726	2.1	(134,046)	(39.1)

Income tax (expenses)/benefits	(5,518)	(1.7)	(9,243)	(2.3)	443	0.1
Net loss	(78,612)	(23.7)	(517)	(0.1)	(133,603)	(39.0)

(1)	Share-based compensation expense included in:

	For the Years ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentage)
Cost of revenues	263	0.1	164	0.0	(53)	(0.0)
Selling and marketing expenses	1,430	0.4	683	0.2	416	0.1
General and administrative expenses	81,129	24.4	16,077	4.0	12,350	3.6
Research and development expenses	1,022	0.3	(366)	(0.1)	(106)	(0.0)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues Our total net revenues decreased by 15.6% from US$406.7 million in 2015 to US$343.1 million in 2016, primarily due to the decrease in net revenues from our enterprise mobility products and services segment as a result of our divestment of NationSky at the end of 2015.

•	Net revenues from mobile value added services, which included mobile game publishing revenues, revenues from live mobile social video platforms, and consumer mobile security and productivity revenues, increased by 43.1% from US$139.6 million in 2015 to US$199.8 million in 2016. This increase in mobile value added service revenues was primarily attributable to the growth in live mobile social video platform revenue growth and mobile gaming revenue growth which represented 108.8% and 16.7% of the total year over year growth respectively. The strong growth in live mobile social video revenues and mobile gaming revenues was partially offset by a year over year decrease in consumer mobile security revenues, which offsets 25.4% of the total year over year growth. The significant increase in live mobile social video platform revenues was primarily driven by the rapid growth of Showself’s several applications. The overall Showself business in our live video platforms was up 145.0% compared to the same period in 2015. The increase in mobile gaming revenues was primarily the result of the growth of FL Mobile’s new games as well as the consolidation of Hetu, a subsidiary. Mobile gaming revenues grew 13.6% compared with the same period in 2015.

•	Net revenues from advertising services increased by 44.0% from US$71.7 million in 2015 to US$103.3 million in 2016. The increase was mainly due to the continued expansion of our advertising networks and the consolidation of Launcher, a business we obtained control of and consolidated at the end of first quarter of 2016. Excluding Launcher, since this was consolidated beginning in 2016, advertising revenues increased 35.0% year over year compared to the same period in 2015.

•	Net revenues from enterprise mobility products and services decreased by 79.4% from US$190.0 million in 2015 to US$39.2 million in 2016, The decrease was mainly due to the divestment of NationSky which no longer contributed to the results beginning in the first quarter of 2016. Excluding NationSky from the comparable period, enterprise mobility revenues decreased 44.0% year over year from the same period in 2015 as the Company focuses less on hardware procurement overall.

•	Net revenues from other services decreased by 86.1% from US$5.4 million in 2015 to US$0.7 million in 2016. Revenues from other services are generated primarily by providing technical services to third parties. As this business is driven by individual projects, revenues from other services fluctuate considerably from period to period.

Cost of Revenues Our total cost of revenues decreased by 18.3% from US$319.4 million in 2015 to US$261.1 million in 2016. Excluding NationSky from the comparable period, cost of revenues increased 20.1% year over year from the same period in 2015. The year over year increase was primarily due to higher revenue sharing and user acquisition costs corresponding to higher revenue growth in the live social video platform businesses as well as mobile gaming.

Gross Profit and Margin As a result of the foregoing, our gross profit decreased by 6.1% from US$87.3 million in 2015 to US$82.0 million in 2016. Our gross margin was 23.9% for the fiscal year 2016, compared with 21.5% in 2015, or 24.1% excluding NationSky from the comparable period.

Operating Expenses Our total operating expenses increased by 59.9% from US$121.2 million in 2015 to US$193.8 million in 2016 driven mostly from the one-time, non-cash impairment of goodwill and intangible assets recorded during the year of US$98.9 million. Excluding the impairment of goodwill and intangible assets, total operating expenses decreased 21.7% year over year to US$94.9 million from US$121.2 million.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 25.3% from US$26.8 million in 2015 to US$20.0 million in 2016. This decrease was primarily due to the divestment of NationSky. Excluding NationSky from the comparable period, selling and marketing expenses decreased 7.7% year over year from the same period in 2015.

General and Administrative Expenses. Our general and administrative expenses decreased by 19.7% from US$65.5 million in 2015 to US$52.6 million in 2016. The decrease was primarily due to lower compensation costs as well as a reduction in the allowance for bad debt expense compared to the same period in 2015.

Research and Development Expenses. Our research and development expenses decreased by 23.0% from US$29.0 million in 2015 to US$22.4 million in 2016. This decrease was primarily due to the divestment of NationSky. Excluding NationSky from the comparable period, our research and development expenses increased 16.9% year over year from the same period in 2015. The increase was mainly due to the LinkMotion business and some pilot projects, as well as the consolidation of Launcher.

Impairment of Goodwill and Intangible Assets. Impairment of goodwill and intangible assets for 2016 was US$98.9 million as the result of a one-time, non-cash impairment of goodwill and intangible assets mostly from traffic related consumer businesses. The Company has three reporting units including Mobile Games and Advertising, Enterprise Mobility, and Security and Others. There was impairment of US$8.1 million from the Enterprise Mobility reporting unit. The Security and Others reporting unit consists of mobile security, live mobile social video platforms, and internet traffic related businesses. There was impairment of US$90.8 million from the Security and Others reporting unit from the internet traffic related businesses within this reporting unit.

In addition, the Company may face additional impairment losses associated with the consummation of the Showself live mobile video business. A pro-forma additional impairment loss was computed as if the Showself live mobile social video business had been sold on November 1, 2016. The pro-forma amount of additional goodwill impairment loss expected to be recognized if Showself were disposed on November 1, 2016 is $82.3 million.

Loss from Operations. As a result of the foregoing, we had a loss from operations of US$111.8 million in 2016, compared to a loss from operations of US$33.9 million in 2015.

Income Tax. Our income tax benefit was US$0.4 million in 2016 compared to an income tax expense of US$9.2 million in 2015.

Net loss attributable to NQ Mobile Inc. As a result of the foregoing, we had a net loss attributable to NQ Mobile of US$127.6 million in 2016, compared to US$1.3 million in 2015.

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

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 10.7% from US$30.0 million in 2014 to US$26.8 million in 2015. This decrease was primarily due to the decrease in promotional activities within our consumer mobile security businesses and a reduction in expenditures within the consumer mobile security businesses. Due to the fact that the Company has been moving its focus away from premium mobile security services. The selling and marketing expenses related to our enterprise business were US$7.1 million in 2015, increased from US$4.7 million in 2014. The increase was mainly due to the increase in staff costs, traveling and other expenses.

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

Net revenues from our consumer segment accounted for 88.6% of our total net revenues in the year ended December 31, 2016. Net revenues from our enterprise segment accounted for 11.4% of our total net revenues in the year ended December 31, 2016. We recognize revenues from consumer mobile security services as we deliver the services and revenues from consumer mobile games when the game players consume the virtual items. We recognize revenues from enterprise mobility products when users acknowledge the receipt of the hardware and software delivered and title and risk of loss have been transferred to the users.

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

The total net revenues and net income from FL Mobile for the fiscal year ended December 31, 2016 was $175.5 million and $44.9 million, respectively. The total net revenues and net income from Showself (Beijing) for the fiscal year ended December 31, 2016 was $110.7 million and $14.1 million, respectively. In addition, as Showself (Beijing) is one of the components within the Security and Others reporting unit, there may be additional impairment loss for the remaining portion of the Security and Others reporting unit upon consummation of the divestment of Showself (Beijing). A pro-forma additional impairment loss was computed as if the Showself (Beijing) had been sold on November 1, 2016. The pro-forma amount of additional goodwill impairment loss would be recognized if Showself (Beijing) were disposed on November 1, 2016 amounted to $82.3 million. Pro-forma investment gain from the disposals of FL Mobile and Showself (Beijing) was calculated as if both businesses were sold on December 31, 2016. The pro-forma amount of investment gain would be recognized if both FL Mobile and Showself (Beijing) were disposed on December 31, 2016 was $317 million. As both of FL Mobile and Showself (Beijing) were included in the Consumer reportable segment, all impact above will be reflected in our consumer segment.

The following tables list our net income by reportable segments for the years ended December 31, 2016, 2015 and 2014.

	For the Year ended December 31, 2016
	Consumer	Enterprise	Consolidated
	(in thousands of US$)
Net Revenues
Service revenues
Mobile value added services	199,816	—	199,816
Advertising services	103,295	—	103,295
Enterprise mobility	—	2,249	2,249
Other services	689	53	742
Product revenues
Enterprise mobility	—	36,948	36,948

Total Net Revenues	303,800	39,250	343,050
Cost of revenues	(221,813)	(39,256)	(261,069)

Gross profit (loss)	81,987	(6)	81,981

Operating expenses
Sales and marketing expenses	(17,535)	(2,445)	(19,980)
General and administrative expenses	(50,073)	(2,480)	(52,553)
Research and development expenses	(17,145)	(5,214)	(22,359)
Impairment of goodwill and intangible assets	(90,785)	(8,117)	(98,902)

Total operating expenses	(175,538)	(18,256)	(193,794)

Loss from operations	(93,551)	(18,262)	(111,813)

Interest expenses, net	(10,905)	(112)	(11,017)
Realized loss on disposal of subsidiaries	(2,963)	—	(2,963)
Impairment loss on equity investments	(12,203)	—	(12,203)
Foreign currency exchange gain/(loss), net	119	(131)	(12)
Realized gain on investments	1,241	—	1,241
Changes in fair value of derivative liability	(1,157)	—	(1,157)
Other income/(expense), net	3,894	(16)	3,878

Loss before income taxes	(115,525)	(18,521)	(134,046)

Income tax benefits/(expenses)	701	(258)	443

Net loss	(114,824)	(18,779)	(133,603)

	For the Year ended December 31, 2015
	Consumer	Enterprise	Consolidated
	(in thousands of US$)
Net Revenues
Service revenues
Mobile value added services	139,588	—	139,588
Advertising services	71,721	—	71,721
Enterprise mobility	—	27,416	27,416
Other services	5,352	—	5,352
Product revenues
Enterprise mobility	—	162,614	162,614

Total Net Revenues	216,661	190,030	406,691
Cost of revenues	(147,544)	(171,808)	(319,352)

Gross profit	69,117	18,222	87,339

Operating expenses
Sales and marketing expenses	(19,698)	(7,054)	(26,752)
General and administrative expenses	(60,843)	(4,615)	(65,458)
Research and development expenses	(16,031)	(12,989)	(29,020)

Total operating expenses	(96,572)	(24,658)	(121,230)

Loss from operations	(27,455)	(6,436)	(33,891)

Interest expenses, net	(4,001)	(661)	(4,662)
Realized gain on disposal of subsidiaries	—	56,211	56,211
Realized gain on investments	1,435	—	1,435
Impairment loss on equity investments	(12,913)	(2,539)	(15,452)
Foreign currency exchange loss, net	(1,693)	—	(1,693)
Other income, net	3,776	3,002	6,778

(Loss)/Profit before income taxes	(40,851)	49,577	8,726

Income tax expenses	(9,072)	(171)	(9,243)

Net (loss)/income	(49,923)	49,406	(517)

	For the Year ended December 31, 2014
	Consumer	Enterprise	Consolidated
	(in thousands of US$)
Net Revenues
Service revenues
Mobile value added services	106,103	—	106,103
Advertising services	72,903	—	72,903
Enterprise mobility	—	16,035	16,035
Other services	4,641	—	4,641
Product revenues
Enterprise mobility	—	132,642	132,642

Total Net Revenues	183,647	148,677	332,324
Cost of revenues	(92,172)	(134,479)	(226,651)

Gross profit	91,475	14,198	105,673

Operating expenses
Sales and marketing expenses	(25,307)	(4,655)	(29,962)
General and administrative expenses	(126,491)	(4,510)	(131,001)
Research and development expenses	(17,905)	(7,760)	(25,665)

Total operating expenses	(169,703)	(16,925)	(186,628)

Loss from operations	(78,228)	(2,727)	(80,955)

Interest (expenses)/income, net	(5,382)	22	(5,360)
Realized gain on investments	65	—	65
Impairment loss on equity investments	(5,967)	—	(5,967)
Foreign currency exchange loss, net	(391)	—	(391)
Other income, net	18,389	1,125	19,514

Loss before income taxes	(71,514)	(1,580)	(73,094)

Income tax (expenses)/benefit	(5,766)	248	(5,518)

Net loss	(77,280)	(1,332)	(78,612)

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5% and 3.0% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which was subsequently modified in August 2015 by ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date. The core principle of ASU No. 2014-09 is that companies should recognize revenue when the transfer of promised goods or services to customers occurs in an amount that reflects what we expect to receive. It requires additional disclosures to describe the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. In 2016, the FASB issued additional ASUs that clarify the implementation guidance on principal versus agent considerations (ASU 2016-08), on identifying performance obligations and licensing (ASU 2016-10), and on narrow-scope improvements and practical expedients (ASU 2016-12) as well as on the revenue recognition criteria and other technical corrections (ASU 2016-20). Based on its preliminary evaluation of these ASUs, we expect no material impact on its Advertising services and Product revenue streams in the period after adoption. We expect to complete its assessment of the effect of adopting these ASUs by the end of 2017, as well as the selection of a transition approach.

In July 2015, the FASB issued No. ASU No. 2015-11, Simplifying the Measurement of Inventory. This ASU changes the measurement principle for inventories valued under the FIFO or weighted-average methods from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by the FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This ASU does not change the measurement principles for inventories valued under the LIFO method. The amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We have evaluated the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the new guidance in the year of 2017. We expect the effect is immaterial.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The update eliminates the requirement to classify deferred tax assets and liabilities as noncurrent or current within a classified statement of financial position. Current guidance requires entities to classify deferred taxes as noncurrent or current. Under ASU 2015-17, a reporting entity is required to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. Current guidance requiring the offsetting of deferred tax assets and liabilities of a tax-paying component of an entity and presentation as a single noncurrent amount is not affected. The amendment applies to all entities that present a classified statement of financial position. The update is effective for public business entities issuing financial statements for the annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early application is permitted for financial statements as of the beginning of an interim or annual reporting period. Entities may apply the update prospectively to all deferred tax assets and liabilities and taxes, or retrospectively for all periods presented. If an entity applies the update prospectively, the entity shall disclose the nature and reason of the change in accounting principle and disclose that the prior periods were not retrospectively adjusted. If an entity adopts the update retrospectively, the entity shall disclose the nature and reason of the change in accounting principle and disclose the quantitative effects of the accounting change on prior periods. The Company adopted this ASU on January 1, 2017 on a prospective basis. Accordingly, the adoption had no impact on the Company’s financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

The FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-01 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted for all public business entities and all nonpublic business entities upon issuance. We are in process of evaluating the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the guidance in 2019.

In March 2016, the FASB issued ASU 2016-07(“ASU 2016-07), Investments—Equity Method and Joint Ventures (Topic 323), which related to simplify the accounting for equity method investments. This standard addresses several aspects of the accounting for investments under equity method and joint ventures, including: (a) Eliminate the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. (b) The equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting.(c) The equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We expect the impact of adopting this standard on its consolidated financial statements is not material.

In March, 2016, the FASB issued ASU 2016-09 (“ASU 2016-09”), Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) classification in the statement of cash flows; and (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We expect the impact of adopting this standard on its consolidated financial statements is not material.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In October, 2016, the FASB issued ASU 2016-16 (“ASU 2016-16”), Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which relates to income tax of intra-entity transfers of assets other than inventory. The standard requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. We will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of a goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through private placements of preferred shares to investors, the proceeds of our initial public offering in May 2011, the proceeds of our convertible senior notes offering in October 2013, proceeds from our occasional divestment of subsidiary business and cash generated from operations. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months from the date of this annual report.

In October 2013, we issued US$172.5 million in aggregate principle amount of 4.00% Convertible Senior Notes due October 15, 2018, or the Notes at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 39.0472 ADSs per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$25.61 per ADS).

In October 2016, we repurchased all the Notes upon exercise of the put option by holders of the Notes.

In October 2016, we issued an aggregated principal amount of US$220 million of convertible note with an interest of 8.0% per annum to Zhongzhi Hi-tech. The convertible note, or the 2018 Notes, will mature in October 2018, and will be convertible, at the holder’s option, to our ADSs, at a conversion price of US$6.00 per ADS prior to maturity.

In November 2015, we entered into an agreement with a former member of management of NationSky and an independent third party company to divest all of the equity interests of NationSky for a total cash consideration of RMB510 million. On December 30, 2015, we closed this transaction and received all the consideration.

Pursuant to a series transactions from March 2016 to March 2017, we sold (i) 16.34% equity interests in FL Mobile to Dr. Vincent Wenyong Shi, our chairman and chief operating officer in March 2016, (ii) total of 20.66% of equity interests in FL Mobile to several affiliates of Beijing Jinxin in May 2016 and August 2016, and (iii) the remaining 63% equity interests in FL Mobile and all our interests in Showself (Beijing), for an aggregate purchase price of RMB4.8 billion. We have collected a total of RMB 1,227.9 million as of the date of this annual report.

As of December 31, 2016, we had US$91.4 million in cash and cash equivalents, and US$226.8 million in term deposits. Cash and cash equivalents represent cash on hand, demand deposits and other short-term highly liquid investments placed with banks that have original maturities of three months or less and are readily convertible to known amounts of cash. Term deposits are bank deposits with maturity terms of four to twelve months, which expect no risk of principal loss.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year ended December 31,
	2014	2015	2016
	(in thousands of dollars)
Net cash provided by (used in) operating activities	6,211	(11,970)	(40,690)
Net cash used in investing activities	(21,017)	(19,110)	(17,560)
Net cash (used in) provided by financing activities	(13,306)	1,427	39,897
Effect of exchange rate changes on cash and cash equivalents	1,378	(4,759)	(8,822)

Net decrease in cash and cash equivalents	(26,734)	(34,412)	(27,175)
Cash and cash equivalents at the beginning of the year	179,718	152,984	118,572

Cash and cash equivalents at the end of the year	152,984	118,572	91,397

Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and offset future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their abilities to transfer net assets to us in the form of dividends, loans or advances. Total restricted net assets of our PRC subsidiaries and consolidated affiliated entities were US$93.5 million, US$89.6 million and US$108.9 million, as of December 31, 2014, 2015 and 2016, respectively. Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We may rely principally on dividends and other distributions on equity paid by our PRC and HK subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and HK subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

The following table sets forth a breakdown of our cash and cash equivalents located inside and outside the PRC, respectively, for the periods indicated:

	For the Year ended December 31,
	2014	2015	2016
	(in thousands of dollars)
Cash and cash equivalents located outside of the PRC	22,074	4,701	26,308
Cash and cash equivalents located inside the PRC	130,910	113,871	65,089
Beijing Technology and its subsidiaries	8,013	64,480	48,181
Other entities consolidated by us	122,897	49,391	16,908

Cash and cash equivalents	152,984	118,572	91,397

The following table sets forth a breakdown of our term deposits located inside and outside the PRC, respectively, for the periods indicated:

	As of December 31,
	2014	2015	2016
	(in thousands of dollars)
Term deposits located outside of the PRC	—	—	—
Term deposits located inside the PRC	116,284	134,055	226,755
Beijing Technology and its subsidiaries	68,891	63,139	124,117
Other entities consolidated by us	47,393	70,916	102,638

Term deposits	116,284	134,055	226,755

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

Net cash used in operating activities amounted to US$40.7 million in 2016, as compared to US$12.0 million net cash used in operating activities in 2015. Non-cash expenses consisting principally of share-based compensation of US$12.6 million, depreciation and amortization of US$13.8 million, impairment loss of goodwill and intangible assets and investment impairment of US$111.1 million, an increase in accounts receivable of US$45.6 million and an increase in accounts payable of US$18.0 million. The decrease in share-based compensation expenses was mainly due to less performance-based share options granted in relation to the Company’s acquisitions in 2016 compared with that in 2015.

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

Investing Activities

Net cash used in investing activities largely reflected placement and maturities of term deposits, cash paid for equity investment and for business acquisitions, bridge loans paid in connection with completed and ongoing investments, purchase of property and equipment and intangible assets and proceeds from disposals of available-for-sale investments. Net cash used in investing activities amounted to US$17.6 million in 2016, primarily attributable to cash paid for equity investment of US$53.3 million, cash paid for business acquisitions of US$17.8 million, cash paid for acquisition of non-controlling shareholder interest US$21.2 million, net cash paid for placement of term deposit of US$105.4 million, partially offset by Cash received from disposal of equity interest in a subsidiary US$179.5 million.

Net cash used in investing activities amounted to US$19.1 million in 2015, primarily attributable to cash paid for equity investment of US$21.9 million, cash paid for business acquisitions of US$25.3 million, cash paid for acquisition of non-controlling shareholder interest US$17.8 million, partially offset by cash received from disposal of subsidiaries US$77.2 million.

Net cash used in investing activities amounted to US$21.0 million in 2014, primarily attributable to cash paid for equity investment of US$3.4 million cash paid for business acquisitions of US$23.0 million, partially offset by cash received from the disposal of non-controlling shareholder interest US$21.6 million, as well as bridge loans collected of US$4.4 million.

Financing Activities

Net cash provided by financing activities amounted to US$39.9 million in 2016, primarily attributable to the net proceeds of US$211.4 million from issuance of convertible note in 2016, partially offset by repayment of convertible senior note issued in 2013 of US$172.5 million.

Net cash provided by financing activities amounted to US$1.4 million in 2015, primarily attributable to bank borrowings.

Net cash used in financing activities amounted to US$13.3 million in 2014, primarily attributable to repurchasing common stock of US$15.7 million, partially offset by proceeds from exercising of share options of US$2.4 million.

Capital Expenditures

We made capital expenditures of US$3.7 million, US$0.5 million and US$0.7 million for the years ended December 31, 2014, 2015 and 2016, respectively. Our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development” for a description of the research and development aspect of our business and “Item 4. Information on the Company — B. Business Overview — Intellectual Property” for a description of the protection of our intellectual property.

Research and development expenses consist primarily of salaries and benefits for research and development personnel. We expect our research and development expenses to increase as we intend to hire more research and development personnel to increase performance levels of existing products and services and develop new products and services. We incurred US$25.7 million, US$29.0 million and US$22.4 million in research and development expenses in 2014, 2015 and 2016, respectively.

D.	Trend Information

We entered into definitive agreements to sell our equity interests in FL Mobile and Showself (Beijing), which both represent a significant portion of our operations. Pursuant to these agreements, we have transferred our equity interests in FL Mobile and Showself (Beijing), while the purchasers still have certain period to complete their payment obligations. Since these divestments would have a significant effect on the future operating results or would cause the financial information reported currently to not necessarily be indicative of future operating results, the following key financial data is quantified for better understanding of the impact of these divestments: The total net revenues, net income attributable to us, and our non-controlling interests from FL Mobile for the fiscal year ended December 31, 2016 was $175.5 million, $32.3 million, and $12.6 million, respectively. The total net revenues, net income attributable to us, and our non-controlling interests from Showself (Beijing) for the fiscal year ended December 31, 2016 was $110.7 million, $9.5 million, and $4.6 million, respectively. The pro-forma amount of additional goodwill impairment loss would be recognized if Showself (Beijing) were disposed on November 1, 2016 amounted to $82.3 million. The pro-forma amount of investment gain would be recognized if both FL Mobile and Showself (Beijing) were disposed on December 31, 2016 was $317 million.

Other than disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2016 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016 by specified categories:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of dollars)
Operating Lease Obligations(1)	10,128	3,837	5,452	839	—
Long-term Debt Obligations(2)	250,800	17,600	233,200	—	—
Total	260,928	21,437	238,652	839	—

(1)	Operating lease obligations are primarily related to the lease of office spaces in mainland China and the United States. The expiration dates for these leases ranged from 2017 to 2021 and are renewable upon negotiation.
(2)	Long-term borrowing includes principle and interests that are derived from the 2018 Notes, presumed no conversion would occur.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2016.

G.	Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Name	Age	Position/Title
Vincent Wenyong Shi, Ph.D	39	Chairman and Chief Operating Officer
ZeminXu	53	Director and Chief Executive Officer
Justin Chen	46	Director and President
Lingyun Guo	40	Director and Chief Strategy Officer
Joanne Yan Zhu	36	Director
Jun Zhang	52	Independent Director
William Tiewei Li	53	Independent Director
Chun Ding	45	Independent Director
Ethan Hu, Ph.D	46	Independent Director
Jian Qi	56	Independent Director
Roland Wu	40	Chief Financial Officer
Matthew Mathison	40	Vice President, Capital Markets

Vincent Wenyong Shi is a founder of our company. Dr. Shi has served as our chairman since December 2014, our director since January 2011, our chief operating officer since our inception in October 2005 and our acting chief financial officer from August 2014 to June 2015. He is responsible for the operations of our company, including management of business operations, channel development, online business development and customer support. Dr. Shi also served the chairman of the board of directors of Beijing Wangnuo Xingyun Technology Co., Ltd., Beijing Yuanxin Technology Co., Ltd. and another two private companies, and the executive partner of Xinjiang Yinghe Investment Management Limited Partnership. Dr. Shi received a Ph.D and a master’s degree in geographic information system and a bachelor’s degree in computer science from Peking University.

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

Lingyun Guo has served as the Company’s Chief Strategy Officer since July 2015. She is also a director and beneficial owner of RPL Holdings Limited, a major shareholder of the Company. Prior to joining NQ Mobile in 2015, she previously held positions at Nortel Networks China Limited, an Ericsson China company. Ms. Guo received a master’s degree in communications and information systems from Chongqing University of Posts and Telecommunications in 2006.

Joanne Yan Zhu has served as our director since October 2016. Ms. Zhu is the chairwoman of Zhongzhi Hi-Tech Overseas Investment Ltd. and has 14 years of experience in investment consulting and management. Ms. Zhu joined Zhongzhi Enterprise Group in 2013, and was involved in founding Zhongzhi Hi-Tech Overseas Investment Ltd. Prior to joining Zhongzhi Enterprise Group, Ms. Zhu worked at PricewaterhouseCoopers Limited and Cowen and Company (Asia) Limited. During her term at PricewaterhouseCoopers Limited, Ms. Zhu participated in the overseas listings of several large Chinese state-owned enterprises, including Aluminum Corporation of China Limited, China COSCO Holdings Company Limited and China Coal Energy Company Limited. She has also advised more than 30 domestic and overseas mergers and acquisition transactions in various industries, including chemical engineering, energy and resources, healthcare, e-commerce and fast moving consumer goods industries. At Cowen and Company (Asia) Limited, Ms. Zhu advised various Chinese companies in their initial public offering and listing on the New York Stock Exchange and the Nasdaq Stock Market, re-financing and going private transactions. Ms. Zhu holds a master’s degree in applied finance from Macquarie University, Australia and is a certified public accountant in China.

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

Jian Qi has served as our independent director since January 2017. In addition to his role in our Company, Mr. Qi has served as a director of LeadSec Technology (Beijing) Co., Ltd. since 2006, and as the vice chairman and director of Beijing Venustech Inc. since 2012. Prior to that, Mr. Qi was the vice president of system integration division of AsiaInfo Technologies (China), Inc. from 1995 to 2004, and had participated in the development of the backbone internet networks for major internet operators in China and the development of CDMA network and video conference system for China Unicom. Mr. Qi received a bachelor’s degree from PLA University of Science and Technology in 1979.

Roland Wu has served as our chief financial officer since June 2015 and was our director from December 2014 to February 2016. Mr. Wu has served as Executive Director of Winshine Science Company Limited from 2014 to 2016. In addition, Mr. Wu was Executive Director of Bestway International Holdings Limited from 2013 to 2014. Additionally, Mr. Wu served as a portfolio manager at Haitong International Asset Management Company from 2010 to 2013. Mr. Wu received an MBA from Nankai University and a Bachelor of Computer Science from Beijing Jiaotong University.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2016, we paid an aggregate of approximately US$2.06 million in cash to our executive officers and directors. We also paid an aggregate of approximately US$0.14 million in cash compensation and granted 222,155 restricted shares to our non-executive directors in 2016. For the fiscal year ended December 31, 2016, our PRC subsidiaries made contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by law. We did not set aside or accrue any pension or other retirement benefits for our named executive officers and directors for the fiscal year ended December 31, 2016.

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

The 2011 Share Plan

Under the 2011 Share Plan, as amended, the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the plan shall be 13,000,000 plus an annual increase on the first day of each fiscal year, beginning in 2012, equal to the total number of shares underlying the options or other awards granted in the preceding year that remain outstanding, or such lesser amount of Class A common shares as determined by the board. Thus, unless our board of directors determines to add a lesser amount of shares to the number of shares reserved under the 2011 Share Plan on or before the first day of each fiscal year, the maximum number of shares that can be issued in that year pursuant to all awards granted under the 2011 Share Plan is 13,000,000. As of February 28, 2017, nil restricted shares, options to purchase10, 970,240 Class A common shares and 160,500 restricted ADSs have been granted and were outstanding under the 2011 Share Plan.

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

The 2007 Global Share Plan

On June 7, 2007, we adopted our 2007 Global Share Plan to motivate, retain and attract talent and promote the success of our business. We amended the 2007 Global Share Plan on December 15, 2007, April 26, 2010, December 15, 2010 and February 28, 2011. Our board of directors authorized the issuance and reservation of up to 44,415,442 common shares under the Plan. As of February 28, 2017, options to purchase 11,606,360 common shares have been granted and were outstanding under the 2007 Global Share Plan.

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

The following table summarizes the outstanding options and restricted shares that our directors, executive officers and other individuals as a group beneficially owned as of February 28, 2017.

Name	Class A Common Shares Underlying Outstanding Options/Restricted Shares		Class B Common Shares Underlying Outstanding Options		Exercise Price (US$/Share)		Grant Date	Expiration Date
Vincent Wenyong Shi	—		6,000,000		1.52		February 28, 2011	(1)
Zemin Xu	—			*	0.40		December 15, 2010	(1)
		*	—		N/A		July 8, 2014	N/A
Jun Zhang		*	—		N/A		July 8, 2014	N/A
William Tiewei Li		*	—		N/A		July 10, 2012	N/A
		*	—		N/A		July 8, 2014	N/A
Matthew Mathison		*	—		1.67		July 1, 2013	(1)
		*	—		0.74		April 7, 2015	(1)
Other individuals as a group	9,770,240		4,606,360		0.07-2.6	(2)	August 8, 2007 – June 26, 2015(2)	(1)
	552,500		—		—		July 1, 2013 – December 14, 2015	(2)

*	The aggregate number of common shares underlying the outstanding options held by the option grantee or restricted shares is less than 1% of our total outstanding shares.
(1)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of the grant.
(2)	We granted stock options to other individuals under the 2007 Global Share Plan and the 2011 Share Plan on the following dates and at the following exercise prices: (i) on August 8, 2007, 4,260,000 options, on November 8, 2007, 1,420,000 options and on December 15, 2010, 5,500,000 options, each with an exercise price of $0.07 per share, (ii) on February 8, 2008, 3,779,500 options, on August 8, 2008, 3,323,500 options, on April 8, 2009, 4,649,500 options and on December 8, 2009, 1,059,000 options, each with an exercise price of $0.25 per share, (iii) on August 8, 2010, 5,123,500 options, on November 8, 2010, 235,500 options and on December 15, 2010, 2,604,117 options, each with an exercise price of $0.40 per share, (iv)on February 28, 2011, 2,020,000 options with an exercise price of $1.52 per share,(v) on March 15, 2011, 1,020,942 options with an exercise price of $1.52 per share, (vi) on June 13, 2011, 3,925,000 options with an exercise price of $0.80 per share, (vii) on November 2, 2011, 1,000,000 options with an exercise price of $0.91 per share, (vii) on December 22, 2011, 4,029,500 options with an exercise price of $0.95 per share, (viii) on July 10, 2012, 3,985,450 options with an exercise price of US$1.35 per share, (ix) on January 2, 2013, 6,037,000 options with an exercise price of US$1.18 per share, (x) on July 1, 2013, 1,065,000 options with an exercise price of US$1.67 per share, and (xi) on August 1, 2014, 62,500 options with an exercise price of US$1.31 per share. Among the total number of options granted to other individuals, 28,690,200 had been exercised, 8,095,884had become expired or forfeited, and 250,000 had been cancelled, leaving a total number of 14,376,600 options outstanding as of February 28, 2017.

We granted restricted shares to other individuals under the 2007 Global Share Plan and the 2011 Share Plan on the following dates: (i) on May 5, 2011, 1,075,000 restricted shares, (ii) on July 10, 2012, 2,287,630 restricted shares, (iii) on July 27, 2012, 2,893,750 restricted shares, (iv) on January 2, 2013, 3,000,000 restricted shares, (v) on February 19, 2013, 189,105 restricted shares, (vi) on July 1, 2013, 1,710,000 restricted shares, (vii) on May 15, 2014, 250,000 restricted shares, (viii) on June 27, 2014, 1,500,000 restricted shares, (ix) on July 8, 2014, 1,525,000 restricted shares, (x) on January 30, 2015, 2,079,020 restricted shares, (xi) on April 8, 2015, 1,860,000 restricted shares, (xii) on April 29, 2015, 350,000 restricted shares, (xiii) on June 26, 2015, 50,000 restricted shares, (xiiii) on December 14, 2015, 2,351,845 restricted shares. Among the total number of restricted shares granted to other individuals, 17,538,712 had been vested, 3,073,542 had become expired or forfeited and 453,750 had been cancelled, leaving a total number of 552,500 restricted shares outstanding as of February 28, 2017.

C.	Board Practices

Our board of directors currently consists of ten directors, including five independent directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Dr. Ethan Hu, Mr. Jun Zhang, and Mr. Jian Qi. Dr. Ethan Hu is the chairman of our audit committee. Each of Dr. Hu, Mr. Zhang, and Mr. Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for the following, among others:

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

We had 1,019 and 1,048 employees as of December 31, 2015 and 2016, respectively. The employee number remained stable when comparing with 2015. The following table sets forth the number of our employees by function as of December 31, 2016.

Operating Division	Number of Employees	Percentage of Total
General and administration	187	17.8%
Research and development	373	35.6%
Operations	167	16.0%
Business development	321	30.6%

Total	1,048	100%

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

Class A Common Shares

As of February 28, 2017, we had 488,677,255 Class A common shares outstanding (excluding 10,205,105 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of options or the vesting of restricted shares and 892,495 Class A common shares that we repurchased from open market but not cancelled). In addition, as of February 28, 2017, we have granted, and have outstanding, options to purchase 10,970,240 Class A common shares and 11,606,360 Class B common shares, nil restricted shares and 160,500 restricted ADSs to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.”

Class B Common Shares

As of February 28, 2017, we had 50,352,968 Class B common shares outstanding.

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2017, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2017, the most recent practicable date, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 488,677,255 common shares outstanding as of February 28, 2017.

	Class A Common Shares Beneficially Owned				Class B Common Shares Beneficially Owned				Total Common Shares Beneficially Owned				Total Voting Power
	Number		%(1)		Number		%(2)		Number(3)		%(4)		%(5)
Directors and Executive Officers:**
Vincent Wenyong Shi(6)	2,395,000		0.6		56,352,941		100.0		58,747,941		11.9		56.5
Zemin Xu		*		*		*		*		*		*		*
Justin Chen		*		*	—		—			*		*		*
Lingyun Guo(7)	25,000		0.1		50,352,941		100.0		50,602,941		10.4		53.5
Joanne Yan Zhu(8)	183,333,333		29.5		—		—		183,333,333		27.3		16.3
Jun Zhang		*		*	—		—			*		*		*
William Tiewei Li		*		*	—		—			*		*		*
Chun Ding(9)	13,424,830		3.1		—		—		13,424,830		2.7		1.4
Ethan Hu	—		—		—		—		—		—		—
Jian Qi	—		—		—		—		—		—		—
Roland Wu		*		*	—		—			*		*		*
Matthew Mathison		*		*	—		—			*		*		*
All Directors and Executive Officers as a group	202,738,573		32.5		57,352,941		100.0		259,841,514		38.2		64.9
Principal Shareholders:
RPL Holdings Limited(10)	—		—		50,352,941		100.0		50,352,941		10.3		53.5
Zhongzhi Hi-Tech Overseas Investment Ltd.(11)	183,333,333		29.5		—		—		183,333,333		27.3		16.3

*	Less than 1% of our total outstanding shares.
**	Except for Messrs. Jun Zhang, William Tiewei Li, Ethan Hu, Matthew Mathison, Chun Ding and Joanne Yan Zhu, the business address of our directors and executive officers is c/o No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, the People’s Republic of China. The business address of Mr. Matthew Mathison is 4514 Travis St, Dallas, Texas, 75205, United States of America. The business address of Mr. Jun Zhang is 1F, Jade Bird Building, 207 Chengfu Road, Haidian District, Beijing 100871, the People’s Republic of China. The business address of Mr. William Tiewei Li is C12/F, Beijing International Building, No. 18 Zhongguancun Nan Dajie, Haidian District, Beijing 100081, the People’s Republic of China. The business address of Mr. Chun Ding is One Maritime Plaza, Suite 1107, San Francisco, CA, 94111, United States of America. The business address of Dr. Ethan Hu is 108 S, Jinfen Rd, High-New District, Suzhou, Jiangsu, the People’s Republic of China. The business address of Joanne Yan Zhu is Floor 19 Unit A Huaye International Center, No.39 East 4th Ring Middle Road, Chaoyang District, Beijing, China.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group by the sum of the number of Class A common shares outstanding and the number of Class A common shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after February 28, 2017. The calculation in the table below is based on 438,324,287 Class A common shares outstanding as of February 28, 2017, which excludes 10,205,105 Class A common shares represented by ADSs that are reserved for future issuance upon the exercise of options or vesting of restricted shares or restricted share units and 892,495 Class A common shares that are repurchased by our company from open market but not cancelled, and the number of Class A common shares underlying the options held by such person or group that are exercisable, or restricted shares or restricted share units that will become vested, within 60 days after February 28, 2017.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by the sum of the number of Class B common shares outstanding and the number of Class B common shares such person or group has the right to acquire upon exercise of options within 60 days after February 28, 2017. The calculation in the table is based on 50,352,968 Class B common shares outstanding as of February 28, 2017 and the number of Class B common shares underlying the options held by such person or group that are exercisable within 60 days of February 28, 2017.
(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after February 28, 2017.
(5)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group, and the common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after February 28, 2017, with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.
(6)	Represents (i) 2,359,000 Class A common shares in the form of ADSs held by Dr. Vincent Wenyong Shi, (ii) 50,395,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by a collective trust, of which Dr. Shi is a beneficiary, and (iii) 6,000,000 Class B common shares underlying the options that are exercisable within 60 days after February 28, 2017 by Dr. Shi.
(7)	Represents 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by RPL Global Limited and RPL Global Limited is wholly owned by a collective trust, of which Ms. Lingyun Guo is a beneficiary.
(8)	Represents 183,333,333 Class A common shares that are issuable within 60 days of February 28, 2017 upon the conversion of the convertible note held by Zhongzhi Hi-Tech Overseas Investment Ltd, of which Ms. Zhu is the chairwoman.
(9)	Represents 25,000 Class A common shares in the form of ADSs held by Mr. Chun Ding and 13,399,830 Class A common shares in the form of ADSs beneficially owned by CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company. By virtue of Mr. Ding’s position as the managing member of the General Partner, CRCM LLC, a Delaware limited liability company, and the director of the Sub-Investment Adviser, ChinaRock Capital Management Limited, a Hong Kong company limited by shares, Mr. Ding may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition and, therefore, Mr. Ding may be deemed to be the beneficial owner. Such shareholding information is based on the information contained in the Schedule 13D/A filed by CRCM Institutional master Fund (BVI), Ltd., CRCM LLC, CRCM LP, ChinaRock Capital management Limited and Mr. Chun Ding with the SEC on January 21, 2016. The business address of Mr. Chun Ding is One Maritime Plaza, Suite 1107, San Francisco, CA 94111, United States.

(10)	Represents 50,352,941 Class B common shares held by RPL Holdings Limited, a British Virgin Islands company which is wholly owned by RPL Global Limited and RPL Global Limited is wholly owned by a collective trust, of which Messrs. Lingyun Guo, Xu Zhou and Vincent Wenyong Shi are beneficiaries. The business address of RPL Holdings Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.
(11)	Represents 183,333,333 Class A common shares that are issuable within 60 days of February 28, 2017 upon the conversion of the convertible note held by Zhongzhi Hi-Tech Overseas Investment Ltd, a Cayman Islands company. The business address of Zhongzhi Hi-Tech Overseas Investment Ltd. is Floor 19 Unit A Huaye International Center, No.39 East 4th Ring Middle Road, Chaoyang District, Beijing, China.

As of February 28, 2017, 488,677,255 of our common shares were issued and outstanding, including 438,324,287 Class A common shares and 50,352,968 Class B common shares (excluding 10,205,105 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of options or the vesting of restricted shares and 892,495 Class A common shares that we repurchased from open market but not cancelled). Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2017, 426,594,320 Class A common shares and 7 Class B common shares representing approximately 87.3% of our total outstanding shares were held by two record holders in the United States, which includes 426,594,320 Class A common shares held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program (including 10,205,105 Class A common shares represented by ADSs that we reserved for issuance upon the exercise of options or the vesting of restricted shares and 892,495 Class A common shares that we repurchased from open market but not cancelled). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

The following is a summary of the material contracts among our subsidiary, NQ Beijing, our VIE Beijing Technology and its shareholders. We used to control and receive economic benefits from FL Mobile and Wanpu Century via similar contractual arrangements, which were both terminated. Wanpu Century was reorganized as a subsidiary of Xinjiang NQ and FL Mobile was reorganized as a majority owned subsidiary of Xinjiang NQ, a wholly-owned subsidiary of Beijing Technology.

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

Further, in late March 2016, Dr. Vincent Wenyong Shi, our chairman of the board and chief operating officer as well as the chairman of FL Mobile, entered into a termination and share purchase agreement with FL Mobile and Xinjiang NQ, pursuant to which, Dr. Shi acquired 22% equity interest in FL Mobile by terminating the relevant contractual arrangements and paying Xinjiang NQ a total consideration of RMB880 million. The transaction with Dr. Shi contains provisions to allow Dr. Shi or us to revert the transfer in certain circumstances, including: (i) in the event that the A-share listing is cancelled or fails to receive necessary governmental approvals, both NQ and Dr. Shi may revert the transaction; (ii) Dr. Shi and FL Mobile shall endeavor to complete the A-share listing within two years after the date of this agreement. In the event such A-share listing is not completed within such two-year period, we may revert the transaction; and (iii) No party may revert the transaction after the A-share listing is approved by relevant government authorities. In November 2016, we and Dr. Shi cancelled the plan for A-share listing because it was reasonably determined that the A-share listing was unlikely to happen due to difficulties in obtaining regulatory approvals, and therefore agreed to revert part of this transaction. As a result, and the equity interests in FL Mobile purchased by Dr. Shi under this termination and share purchase agreement was changed to 16.34% and the consideration was adjusted proportionately to RMB653.6 million.

In August 2016, we sold 12% of equity interests in FL Mobile to Xinjiang Yinghe, an affiliate of the management of FL Mobile, however, such transaction was terminated and reverted in November 2016.

Loan Agreements with Related Parties

During 2010, we entered into housing loan contracts with 10 employees, under which we provided interest-free housing loans to the employees in the amount of $180,000 each. The employees were each required to repay a certain percentage of the loans immediately upon signing the relevant loan agreements and repay a fixed amount per month for the next five years. During 2011, we entered into an interest-free housing loan agreement with an employee amounting to US$78,681 with a fixed amount of repayment each month for the next 15 years. During 2012, we entered into housing loan agreements with 4 employees amounting to RMB 1,900,000 with a fixed amount of repayment each month for the next 10 or 15 years. During 2013, we entered into interest-free housing loan agreement with 4 employees amounting to RMB 1,100,000 with a fixed amount of repayment each month for the next 10 or 15 years. During 2014, we entered into interest-free housing loan agreement with 2 employees amounting to RMB 800,000 with a fixed amount of repayment each month for the next 5 or 10 years. During 2015, we did not enter into interest-free housing loan agreement with our employees. During 2016, we did not enter into interest-free housing loan agreement with our employees. The loans were guaranteed by our controlling shareholder RPL Holdings Limited. As of December 31, 2016, we had outstanding housing loans of US$342,002.

As of December 31, 2016, we have provided interest-free loans of US$1.1 million net of allowance of US$1.0million to Hesine Technologies International Worldwide Inc. and Beijing Hesine Technologies Inc., in which we hold minority equity interest, for its business operations. We have collected all the net value from Hesine Technologies in subsequent period.

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

In March 2017, we extended the period for Dr. Shi to pay the full purchase price of US$101 million to within three months after the completion of the transactions to sell our interests in FL Mobile, including our delivery of equity interests in FL Mobile and the purchasers’ payment of considerations.

Transactions with Wangnuo Xingyun

In 2013 and 2014, we recognized commission revenue and enterprise product revenue from Beijing Wangnuo Xingyun Technology Co., Ltd.(“Wangnuo Xingyun”), over which a member of our senior management has significant influence. The total receivables from Wangnuo Xingyun due to hardware procurement and commission fees were paid off completely as of December 31, 2013 and 2014. As of December 31, 2014, we received US$6.5 million deposit from Wangnuo Xingyun for the purpose of purchasing enterprise products, which was repaid to Wangnuo Xingyun in 2015. For the year ended December 31, 2015, we recognized US$1.5 million enterprise product revenue from Wangnuo Xingyun, and for the year ended December 31, 2016, we recognized US$1.2 million enterprise product revenue from Wangnuo Xingyun.

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

On July 21, 2014, the lead plaintiff in In re NQ Mobile Inc. Securities Litigation filed a Consolidated Class Action Complaint (the “Consolidated Complaint”) against us, our former co-chief executive officer Henry Yu Lin, former co-chief executive officer Omar Sharif Khan, chief operating officer and acting chief financial officer Vincent Wenyong Shi, former chief financial officer Suhai Ji, former chief financial officer Kian Bin Teo (collectively the “NQ Defendants”), and our former auditors PricewaterhouseCoopers ZhongTian LLP and its affiliate, PricewaterhouseCoopers International Limited. Similar to the previously filed complaints, the Consolidated Complaint alleges that various press releases, financial statements and other related disclosures made by our company during the alleged class period contained material misstatements and omissions, in violation of the federal securities laws, and that such press releases, financial statements and other related disclosures artificially inflated the value of our company’s ADSs. The Consolidated Complaint states that the lead plaintiff seeks to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from March 6, 2013 to July 3, 2014, and, similar to previous complaints filed in the putative class actions, alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013).

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

On August 14, 2015, a putative shareholder class action lawsuit, Finocchiaro v. NQ Mobile, Inc., et al., Civil Action No. 15 CIV 06385 (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York against our company and certain of our former and current officers. On September 3, 2015, plaintiffs filed a First Amended Complaint. On November 20, 2015, plaintiffs filed a Second Amended Complaint against us, our former co-chief executive officer Omar Sharif Khan and our vice president of capital markets Matthew Mathison. The Second Amended Complaint alleges that various press releases and other disclosures made by our company during the alleged class period contained material misstatements and omissions, in violation of the federal securities laws, and artificially inflated the value of our company’s ADSs. The Second Amended Complaint states that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from November 1, 2013 to May 15, 2015, and alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5. On January 19, 2016, the company, Khan and Mathison submitted a letter to the court pursuant to the presiding judge’s individual practices to identify the bases for our anticipated motions to dismiss, or alternatively, to strike the Second Amended Complaint, and to request a pre-motion conference. On January 20, 2016, Khan submitted a supplemental letter to the court. On January 26, 2016, plaintiffs submitted a letter to the court responding to the letters submitted by our company, Mathison and Khan, in which plaintiffs sought leave to amend the Second Amended Complaint. On February 16, 2016, the court issued a ruling that plaintiffs should promptly file, if they can consistent with Federal Rule of Civil Procedure 11, a Third Amended Complaint and then comply with the notice and lead plaintiff provisions of the Private Securities Litigation Reform Act. On March 3, 2016, plaintiffs filed a Third Amended Complaint. On May 27, 2016, Daniel Finocchiaro filed a motion to appoint himself to serve as lead plaintiff and approve his selection of lead counsel. On June 10, 2016, our company and individual defendants submitted a letter to the court to identify the bases for defendants’ opposition to Daniel Finocchiaro’s motion for appointment as lead plaintiff and approval of selection of lead counsel. On December 1, 2016, the court denied Finocchiaro’s motion for appointment as lead plaintiff and approval of selection of lead counsel, but allowed for other plaintiffs to move for appointment as lead plaintiff and seek appointment of lead counsel, if they choose to do so. On January 30, 2017, Julien Bourdaillet filed a motion for appointment as lead plaintiff, which remains pending before the court. The action remains in its preliminary stages. We believe the case is without merit and intend to defend the action vigorously.

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

We are a holding company incorporated in the Cayman Islands. We may receive dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Regulations on Dividend Distribution.” Our board of directors has discretion on whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities — D. American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

We entered into definitive agreements in March 2017 to sell all our equity interests in FL Mobile and Showself (Beijing) Technology Co., Ltd, which both represent a significant portion of our operations. Pursuant to these agreements, we have transferred our equity interests in FL Mobile and Showself (Beijing), while the purchasers still have certain period to complete their payment obligations. Since these divestments would have a significant effect on the future operating results or would cause the financial information reported currently to not necessarily be indicative of future operating results, the following key financial data is quantified for better understanding of the impact of these divestments: The total net revenues, net income attributable to us, and our non-controlling interests from FL Mobile for the fiscal year ended December 31, 2016 was $175.5 million, $32.3 million, and $12.6 million respectively. The total net revenues, net income attributable to us, and our non-controlling interests from Showself (Beijing) for the fiscal year ended December 31, 2016 was $110.7 million, $9.5 million, and $4.6 million respectively. The pro-forma amount of additional goodwill impairment loss would be recognized if Showself (Beijing) were disposed on November 1, 2016 amounted to $82.3 million. The pro-forma amount of investment gain would be recognized if both FL Mobile and Showself (Beijing) were disposed on December 31, 2016 was $317 million.

Except as disclosed above and elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	US$	US$
2012
Full Year	12.70	5.07
2013
Full Year	25.90	5.92
2014
Full Year	22.33	3.45
2015
Full Year	6.54	2.80
First Quarter	4.73	3.22
Second Quarter	6.54	3.36
Third Quarter	5.33	2.80
Fourth Quarter	4.25	3.10
2016
Full Year	5.35	3.03
First Quarter	5.07	3.09
Second Quarter	5.35	3.50
Third Quarter	4.68	3.03
Fourth Quarter	4.08	3.06
November	3.79	3.06
December	3.60	3.16
2017
January	3.98	3.18
February	4.34	3.64
March	4.40	3.61
April (through April 19)	4.27	3.55

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing five Class A common shares, have been listed on the New York Stock Exchange since May 5, 2011 and trade under the symbol “NQ.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Duties of Directors” and “— Terms of Directors and Officers.”

Common Shares

General. Our authorized share capital consists of 1,800,000,000 common shares, with a par value of US$0.0001 each. Our common shares are divided into 1,560,000,000 Class A common shares and 240,000,000 Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. All of our issued and outstanding common shares are fully paid. Our common shares are issued in registered issue and form and are issued when registered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

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

Inspection of Books and Record. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information — H. Document on Display.”

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provides that, on the requisition of any one or more shareholders holding such number of share representing in aggregate not less than one-third of the total number of the issued shares in the capital of our company entitled to vote at general meetings, the board shall convene an extraordinary general meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings, and our memorandum and articles of association provides that our company may hold an annual general meeting as at such time and place as our board of directors shall determine.

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

Cayman Islands Taxation According to Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to any payments by or to our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a PFIC for United States federal income tax purposes, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2016, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or common shares. Under the PFIC rules:

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

Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and our ADSs will be considered readily tradable on an established securities market in the United States for as long as the ADSs continue to be listed on the New York Stock Exchange. Since we do not expect that our common shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2016, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. We did not receive any reimbursement from the depositary in the most recent fiscal year

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

In October 2013, we issued an aggregate of US$172.5 million 4.00% convertible senior notes due in 2018. We received net proceeds of approximately US$166.4 million from our issuance of the convertible senior notes, which we used for general corporate purposes, including approximately US$25.4 million, US$44.9 million and US$14.6million for the years of 2014, 2015 and 2016, for the equity investment in newly acquired subsidiaries and associate companies engaging in businesses that are complementary to ours.

In October 2016, we issued an aggregate principal amount of US$220 million of convertible notes to Zhongzhi Hi-Tech Overseas Investment Ltd. through a private placement, which bears interest at a rate of 8.0% per annum. We received total proceeds of approximately US$211.4 million. We used the proceeds we received mainly to repurchase the US$172.5 million convertible senior notes due 2018 and the rest for our general corporate purposes.

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

Based on that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

Our independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Attestation Report of the Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors and Shareholders of NQ Mobile Inc.

We have audited NQ Mobile Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, NQ Mobile Inc. maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2014, 2015 and 2016 and our report dated April 25, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ Marcum Bernstein & Pinchuk LLP
Beijing, China April 25, 2017

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2014	2015	2016
	(in US$ thousands)
Audit fees(1)	5,509	1,981	1,620
Audit-related fees(2)	281	386	400

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the integrated audit and the review of our comparative interim financial information. For the fiscal year ended December 31, 2014, the “Audit fees” includes the aggregate fees billed for the re-audits of the Company’s financial statements in 2011, 2012, and 2013 and audits of the Company’s 2014 financial statements.
(2)	“Audit related fees” represents review and comment on internal control over financial reporting related work.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2016.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No shares were repurchased by us during 2016.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of NQ Mobile Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F (File No. 001-35145), filed with the Securities and Exchange Commission on March 31, 2015)

1.2	Special resolutions to amend the Sixth Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report of Foreign Issuer on Form 6-K (File No. 001-35145) filed with the Securities and Exchange Commission on January 20, 2016)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.4	Third Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated as of November 12, 2010 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

2.5*	Convertible Note due 2018, dated October 3, 2016 issued to Zhongzhi Hi-Tech Overseas Investment Ltd.

4.1	Amended and Restated 2007 Global Share Plan and amendments thereto (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.2	2011 Share Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on October 27, 2014)

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.4	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.5	English translation of Amended and Restated Business Operations Agreement, dated as of November 17, 2015, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 4.5to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 6, 2016).

4.6	English translation of Amended and Restated Equity Interest Pledge Agreement, dated as of November 17, 2015, among NQ Beijing and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 6, 2016).

4.7	English translation of Exclusive Technical Consulting Services Agreement, as amended, dated as of June 5, 2007, between NQ Beijing and Beijing Technology (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

4.8	English translation of Amended and Restated Equity Disposition Agreement, dated as of November 17, 2015, among NQ Beijing, Beijing Technology and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 6, 2016).

4.9	English translation of Loan Agreements, dated as of November 17, 2015, between NQ Beijing and the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 6, 2016).

4.10	English translation of Termination Agreement of contractual arrangements, dated as of January 25, 2016 among FL Mobile Jiutian Technology Co., Ltd., the shareholders of FL Mobile Jiutian Technology Co., Ltd. and FL Mobile (Beijing) Co., Ltd (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 6, 2016).

4.11	English translation of Termination Agreement of contractual arrangements, dated as of November 25, 2015, among Beijing Wanpu Media Technologies Co., Ltd., the shareholders of Beijing Wanpu Century Co., Ltd. and Beijing Wanpu Century Co., Ltd (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 6, 2016).

4.12	English translation of Share Transfer Agreement, dated as of November 25, 2015 between shareholders of Beijing Wanpu Century Co., Ltd and FL Mobile (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 6, 2016).

4.13	English translation of Share Transfer Agreement, dated as of January 25, 2016 between shareholder of 78% of equity interest in FL Mobile and Beijing Technology (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 6, 2016).

4.14	English translation of Debt Transfer Agreement, dated as of January 25, 2016 among FL Mobile (Beijing) Co., Ltd., the shareholder of 78% of equity interest in FL Mobile and NQ Technology(incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 6, 2016).

4.15	English translation of Debt Transfer Agreement, dated as of November 25, 2015 among Beijing Wanpu Media Technologies Co., Ltd., the shareholders of Beijing Wanpu Century Technology Co., Ltd. and FL Mobile Jiutian Technology Co., Ltd (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 6, 2016).

4.16	English translation of Share Transfer Agreement, dated as of November 26, 2015, among Beijing Technology, NQ Mobile Inc. Qidi (Beijing) Assets Management Corporation and Houshuli (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File. No. 001-35145), filed with the Securities and Exchange Commission on April 6, 2016).

4.17*	English translation of Termination Agreement Regarding Termination of Relevant Finance Control Arrangement and the Acquisition Agreement Regarding Acquisition of Relevant Equities , dated as of March 24, 2016, among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Mr. Vincent Wenyong Shi and FL Mobile Jiutian Technology Co., Ltd.

4.18*	Class A Common Share Purchase Agreement, dated as of March 29, 2016 between NQ Mobile Inc. and Mr. Vincent Wenyong Shi.

4.19*	English translation of Share Purchase Agreement, dated as of May 6, 2016, among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd. and Beijing Jinxin Hengrui Investment Center (Limited Partnership) and FL Mobile Jiutian Technology Co., Ltd.

4.20*	English translation of Agreement for Assets Acquisition by Share Issuance and Cash Payment , dated as of May 16, 2016, among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Dr. Vincent Wenyong Shi, Beijing Jinxin Hengrui Investment Center (Limited Partnership) and Shenzhen Prince New Materials Co., Ltd.

4.21*	English translation of Share Purchase Agreement, dated as of August 3, 2016 among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Xinjiang Yinghe Equity Investment Management Limited Partnership and FL Mobile Jiutian Technology Co., Ltd.

4.22*	English translation of Share Purchase Agreement, dated as of August 3, 2016 among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Nantong Jinxin Haoyue Investment Center (Limited Partnership) and FL Mobile Jiutian Technology Co., Ltd.

4.23*	English translation of Share Purchase Agreement, dated as of August 3, 2016 among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Nantong Jinxin Huatong Equity Investment Center (Limited Partnership) and FL Mobile Jiutian Technology Co., Ltd.

4.24*	English translation of Share Purchase Agreement, dated as of August 3, 2016 among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Tibet Zhuohua Capital Management Co., Ltd and FL Mobile Jiutian Technology Co., Ltd.

4.25*	English translation of Termination Agreement for Agreement for Assets Acquisition by Share Issuance and Cash Payment, dated as of August 25, 2016, among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Dr. Vincent Wenyong Shi, Beijing Jinxin Hengrui Investment Center (Limited Partnership), and Shenzhen Prince New Materials Co., Ltd.

4.26*	English translation of Agreement for Assets Acquisition by Share Issuance and Cash Payment, dated as of August 25, 2016, among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Dr. Vincent Wenyong Shi, Beijing Jinxin Hengrui Investment Center (Limited Partnership), Xinjiang Yinghe Equity Investment Management Limited Partnership, Tibet Zhuohua Capital Management Co., Ltd, Nantong Jinxin Huatong Equity Investment Center (Limited Partnership), Nantong Jinxin Haoyue Investment Center (Limited Partnership) and Shenzhen Prince New Materials Co., Ltd.

4.27*	Convertible Note Purchase Agreement, dated as of September 27, 2016, between NQ Mobile Inc. and Zhongzhi Hi-Tech Overseas Investment Ltd.

4.28*	Termination Agreement for Agreement for Assets Acquisition by Share Issuance and Cash Payment , dated as of November 2, 2016, among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Dr. Vincent Wenyong Shi, Beijing Jinxin Hengrui Investment Center (Limited Partnership), Xinjiang Yinghe Equity Investment Management Limited Partnership, Tibet Zhuohua Capital Management Co., Ltd, Nantong Jinxin Huatong Equity Investment Center (Limited Partnership), Nantong Jinxin Haoyue Investment Center (Limited Partnership) and Shenzhen Prince New Materials Co., Ltd.

4.29*	Exclusive Option Agreement, dated as of November 22, 2016, among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Vincent Wenyong Shi, and FL Mobile Jiutian Technology Co., Ltd.

4.30*	Equity Interest Pledge Agreement, dated as of November 22, 2016, among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Vincent Wenyong Shi, and FL Mobile Jiutian Technology Co., Ltd.

4.31*	Exclusive Option Agreement, dated as of November 22, 2016, among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Xinjiang Yinghe Equity Investment Management Limited Partnership, and FL Mobile Jiutian Technology Co., Ltd.

4.32*	Equity Interest Pledge Agreement, dated as of November 22, 2016, among Xinjiang NQ Mobile Venture Capital Investment Co., Ltd., Xinjiang Yinghe Equity Investment Management Limited Partnership, and FL Mobile Jiutian Technology Co., Ltd.

4.33*	Share Purchase Agreement, dated as of March 30, 2017, among Tongfang Investment Fund Series SPC, Xinjiang NQ Mobile Venture Capital Investment Co., Ltd and NQ Mobile Inc.

4.34*	Share Purchase Agreement, dated as of March 30, 2017, among Tongfang Investment Fund Series SPC, Beijing NQ Technology Co., Ltd. and NQ Mobile Inc.

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-172839), initially filed with the Securities and Exchange Commission on March 15, 2011)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Jincheng Tongda & Neal

15.3*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 25, 2017

NQ MOBILE INC.

By:	/s/ Vincent Wenyong Shi
Name:	Vincent Wenyong Shi
Title:	Chairman and Chief Operating Officer

NQ Mobile Inc.

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors and Shareholders of NQ Mobile Inc.

We have audited the accompanying consolidated balance sheets of NQ Mobile Inc. (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2014, 2015 and 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NQ Mobile Inc. as of December 31, 2015 and 2016, and the consolidated results of its operations and its cash flows for the years ended December 31, 2014, 2015 and 2016 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NQ Mobile Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 25, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Marcum Bernstein & Pinchuk LLP

Beijing, China

April 25, 2017

NQ MOBILE INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value and share data)

		As of December 31,
	Notes	2015	2016
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		118,572	91,397
Term deposits		134,055	226,755
Restricted cash		1,640	—
Accounts and notes receivable, net of allowance of US$11,487 and US$17,555 as of December 31, 2015 and 2016, respectively (including US$0 and US$21 of accounts receivable from related parties as of December 31, 2015 and 2016, respectively)		87,517	127,248
Inventory	5	1,831	1,922
Deferred tax assets, current portion		946	396
Prepaid expenses and other current assets, net of allowance of US$5,612 and US$7,144 as of December 31, 2015 and December 31, 2016, respectively (including US$3,204 and US$1,116 of prepayment to related parties as of December 31, 2015 and 2016, respectively)	6	41,739	47,980

Total current assets		386,300	495,698

Non-current assets:
Equity investments, net	7	41,134	79,760
Property and equipment, net	8	5,308	3,729
Intangible assets, net	9	29,518	16,468
Goodwill	10	319,280	226,056
Deferred tax assets, non-current portion	15	968	1,488
Consideration prepaid for acquiring an investee		3,080	4,081
Other non-current assets (including US$372 and US$285 of prepayment to related parties as of December 31, 2015 and 2016, respectively)		16,554	26,348

Total Assets		802,142	853,628

LIABILITIES, MEZZANINE EQUITY AND EQUITY
LIABILITIES
Current liabilities:
Accounts payable* (including accounts payable of US$44 and US$5 to related parties and accounts payable of the consolidated variable interest entities without recourse to the Company of US$37,108 and US$55,730 as of December 31, 2015 and 2016, respectively)		41,613	58,470
Receipt in advance* (including receipt in advance of US$0 and US$729 to related parties and receipt in advance of the consolidated variable interest entities without recourse to the Company of US$1,493 and US1,470 as of December 31, 2015 and 2016, respectively)		1,493	1,470
Deferred revenue* (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$8,179 and US$8,793 as of December 31, 2015 and 2016, respectively)		10,188	9,010
Consideration payable of acquiring an associate/investee* (including consideration payable of acquiring an associate of US$0 and US$2,092 to a related party and consideration payable of acquiring an associate of the consolidated variable interest entities without recourse to the Company of US$3,350 and US$3,526 as of December 31, 2015 and 2016, respectively)		9,616	4,176
Accrued expenses and other current liabilities* (including accrued expenses and other current liabilities of US$0 and US$62 to a related party and accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$4,184 and US$4,261 as of December 31, 2015 and 2016, respectively)	12	24,661	29,231
Tax payable* (including tax payable of the consolidated variable interest entities without recourse to the Company of US$13,430 and US$7,756 as of December 31, 2015 and 2016, respectively)	15	13,875	7,915
Short term borrowing		2,575	2,850
Convertible debt, net	17	172,500	—
Consideration received from shareholder	1	—	46,521

Total current liabilities		276,521	159,643

Non-current liabilities:
Derivative liability of contingent interest	17	—	7,205
Convertible debt, net of unamortized debt issuance costs and derivative liability of contingent interest of US$14,628	17	—	207,040
Deferred tax liabilities, non-current* (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$6,840 and US$3,976 as of December 31, 2015 and 2016, respectively)	15	6,979	3,976

Total Liabilities		283,500	377,864

Commitments and contingencies	23
Mezzanine equity	14	4,211	—

EQUITY
NQ Mobile Inc.’s shareholders’ equity
Class A common shares
(US$0.0001 par value, 1,560,000,000 shares authorized; 423,395,242 shares issued and 428,333,140 outstanding as of December 31, 2015, and 449,421,887 shares issued and 448,658,214 outstanding as of December 31, 2016, respectively)	18	43	44
Class B common shares
(US$0.0001 par value, 240,000,000 shares authorized; 50,352,971 and 50,352,968 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	18	5	5
Additional paid-in capital		580,932	710,236
Consideration receivable on disposal of FL Mobile		—	(42,215)
Statutory reserve		12,149	20,617
Treasury stock at cost (13,896,085 and 10,671,880 shares, respectively, as of December 31, 2015 and 2016, respectively)	19	(13,414)	(9,548)
Accumulated deficit		(94,359)	(243,649)
Accumulated other comprehensive loss	20	(25,854)	(49,647)

Total NQ Mobile Inc.’s shareholders’ equity		459,502	385,843

Non-controlling interest		54,929	89,921

Total equity		514,431	475,764

Total Liabilities, Mezzanine equity and Equity		802,142	853,628

*	All of the VIEs’ assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets (Note 1(e)).

The accompanying notes are an integral part of these consolidated financial statements.

F-3

NQ MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

		For the Years Ended December 31,
	Notes	2014	2015	2016
		US$	US$	US$
Net revenues
Service Revenues
Mobile value added services		106,103	139,588	199,816
Advertising services (including transactions with related parties of US$30, US$0 and US$742 for the years ended December 31, 2014, 2015 and 2016, respectively)		72,903	71,721	103,295
Enterprise mobility		16,035	27,416	2,249
Other services (including transactions with related parties of US$0, US$0 and US$34 for the years ended December 31, 2014, 2015 and 2016, respectively)		4,641	5,352	742
Product Revenues
Enterprise mobility (including transactions with related parties of US$5,362, US$1,533 and US$1,163 for the years ended December 31, 2014, 2015 and 2016, respectively)		132,642	162,614	36,948

Total net revenues		332,324	406,691	343,050

Cost of revenues*
Cost of services (including transactions with a related party of US$0, US$117 and US$0 for the years ended December 31, 2014, 2015 and 2016, respectively)		(98,235)	(158,446)	(225,594)
Cost of products sold		(128,416)	(160,906)	(35,475)

Total cost of revenues		(226,651)	(319,352)	(261,069)

Gross profit		105,673	87,339	81,981

Operating expenses
Selling and marketing expenses* (including transactions with a related party of US$163, US$0 and US$0 for the years ended December 31, 2014, 2015 and 2016, respectively)		(29,962)	(26,752)	(19,980)
General and administrative expenses*		(131,001)	(65,458)	(52,553)
Research and development expenses*		(25,665)	(29,020)	(22,359)
Impairment loss of goodwill and intangible assets		—	—	(98,902)

Total operating expenses		(186,628)	(121,230)	(193,794)

Loss from operations		(80,955)	(33,891)	(111,813)

Interest expenses, net		(5,360)	(4,662)	(11,017)
Realized gain on investments		65	1,435	1,241
Realized gain/(loss) on disposal of subsidiaries		—	56,211	(2,963)
Impairment loss on equity investments		(5,967)	(15,452)	(12,203)
Changes in fair value of derivative liability		—	—	(1,157)
Foreign exchange loss, net		(391)	(1,693)	(12)
Other income, net		19,514	6,778	3,878

(Loss)/ Income before income taxes		(73,094)	8,726	(134,046)

Income tax (expenses)/benefits	15	(5,518)	(9,243)	443

Net loss		(78,612)	(517)	(133,603)

Net loss attributable to the non-controlling interest		2,125	911	6,010
Net income attributable to the mezzanine classified non-controlling interest		(251)	(1,697)	—

Net loss attributable to NQ Mobile Inc.		(76,738)	(1,303)	(127,593)

Net loss		(78,612)	(517)	(133,603)
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil income taxes		362	(38,191)	(28,362)

Comprehensive loss		(78,250)	(38,708)	(161,965)

Comprehensive loss attributable to the non-controlling interest		2,103	4,869	10,579
Comprehensive income attributable to the mezzanine classified non-controlling interest		(251)	(1,697)	—

Comprehensive loss attributable to NQ Mobile Inc.		(76,398)	(35,536)	(151,386)

Net loss per Class A and Class B common share, basic	16	(0.1902)	(0.0028)	(0.2588)
Net loss per Class A and Class B common share, diluted	16	(0.1902)	(0.0028)	(0.2588)
Net loss per ADS, basic	16	(0.9510)	(0.0140)	(1.2940)
Net loss per ADS, diluted	16	(0.9510)	(0.0140)	(1.2940)
Weighted average number of common shares outstanding:
Basic		403,443,828	466,691,632	492,939,263
Diluted		403,443,828	466,691,632	492,939,263
Weighted average number of ADS outstanding:
Basic		80,688,766	93,338,326	98,587,853
Diluted		80,688,766	93,338,326	98,587,853
* Share-based compensation expense included in:	13
Cost of revenues		263	164	(53)
Selling and marketing expenses		1,430	683	416
General and administrative expenses		81,129	16,077	12,350
Research and development expenses		1,022	(366)	(106)

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except for share data)

	Attributable to NQ Mobile Inc.’s Shareholders’ Equity
	Common Shares
	Number of Shares	Amount	Additional Paid-in Capital	Consideration Receivable on Disposal of FL Mobile	Statutory reserve	Treasury Stock	Accumulated deficit	Accumulated Other Comprehensive Income / (loss)	Non- Controlling Interest	Total Equity
		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2013	309,934,044	31	337,879	—	9,636	(8,028)	(13,805)	8,039	6,404	340,156
Exercise of options and restricted shares issued, net of shares withheld for employee taxes	32,434,966	3	(3,138)	—	—	4,558	—	—	—	1,423
Share-based compensation (Note 13)	—	—	83,844	—	—	—	—	—	—	83,844
Issuance of shares in connection with acquisitions (Note 4)	129,568,875	13	153,021	—	—	—	—	—	52,827	205,861
Stock repurchase (Note 19)	(14,977,235)	—	—	—	—	(15,726)	—	—	—	(15,726)
Appropriation to statutory reserves	—	—	—	—	941	—	(941)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	340	22	362
Net loss attributable to NQ Mobile Inc.	—	—	—	—	—	—	(76,738)	—	—	(76,738)
Net loss attributable to non-controlling interest	—	—	—	—	—	—	—	—	(2,125)	(2,125)
Balance as of December 31, 2014.	456,960,650	47	571,606	—	10,577	(19,196)	(91,484)	8,379	57,128	537,057
Exercise of options and restricted shares issued, net of shares withheld for employee taxes	22,075,124	1	(7,232)	—	—	7,085	—	—	—	(146)
Share-based compensation (Note 13)	—	—	16,558	—	—	—	—	—	—	16,558
Issuance of shares in connection with acquisitions (Note 4)	970,332	—	—	—	—	—	—	—	2,646	2,646
Stock repurchase (Note 19)	(1,319,995)	—	—	—	—	(1,303)	—	—	—	(1,303)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	24	24
Appropriation to statutory reserves	—	—	—	—	1,572	—	(1,572)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(34,233)	(3,958)	(38,191)
Net loss attributable to NQ Mobile Inc.	—	—	—	—	—	—	(1,303)	—	—	(1,303)
Net loss attributable to non-controlling interest.	—	—	—	—	—	—	—	—	(911)	(911)
Balance as of December 31, 2015	478,686,111	48	580,932	—	12,149	(13,414)	(94,359)	(25,854)	54,929	514,431
Exercise of options and restricted shares issued, net of shares withheld for employee taxes	20,325,071	1	(4,837)	—	—	3,866	—	—	—	(970)
Share-based compensation (Note 13	—	—	12,607	—	—	—	—	—	—	12,607
Acquisition	—	—	(528)	—	—	—	—	—	12,950	12,422
Disposal of equity interest in subsidiaries	—	—	122,062	(42,215)	—	—	(13,229)	—	32,621	99,239
Appropriation to statutory reserves	—	—	—	—	8,468	—	(8,468)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(23,793)	(4,569)	(28,362)
Net loss attributable to NQ Mobile Inc	—	—	—	—	—	—	(127,593)	—	—	(127,593)
Net loss attributable to non-controlling interest	—	—	—	—	—	—	—	—	(6,010)	(6,010)
Balance as of December 31, 2016	499,011,182	49	710,236	(42,215)	20,617	(9,548)	(243,649)	(49,647)	89,921	475,764

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$
Cash flows from operating activities:
Net loss	(78,612)	(517)	(133,603)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	14,207	15,530	13,789
Allowance for doubtful accounts	4,974	8,984	9,728
Share-based compensation	83,844	16,558	12,607
Foreign exchange loss	391	1,693	12
Realized loss on disposal of fixed assets	52	8	—
Impairment loss of goodwill and intangible assets	—	—	98,902
Impairment loss on equity investments	5,967	15,452	12,203
Changes in fair value of derivative liability	—	—	1,157
Realized gain on investments	(65)	(1,435)	(1,241)
Realized (gain)/loss on disposal of subsidiaries	—	(56,211)	2,963
Deferred income taxes	(6,450)	(3,248)	(4,365)
Other income from unrealized gain on investments and ADR depositary arrangement	(12,447)	(1,070)	(3,249)
Changes in operating assets and liabilities:
Accounts and notes receivable	(10,275)	(34,880)	(45,563)
Inventory	(1,143)	8,766	(94)
Prepaid expenses and other current assets	(5,093)	12,455	(7,438)
Other non-current assets	(5,459)	1,527	(9,793)
Accounts payable	10,644	19,614	18,047
Deferred revenue	(6,156)	(4,414)	(1,176)
Receipt in advance	7,405	(10,565)	1,441
Accrued expenses and other current liabilities	(3,168)	(7,324)	1,436
Tax payable and provision	7,595	7,107	(6,453)

Net cash provided by/(used in) operating activities	6,211	(11,970)	(40,690)

Cash flows from investing activities:
Restricted cash	(3,767)	—	1,640
Placement of term deposits	(124,613)	(180,624)	(241,417)
Withdrawal of term deposits	111,300	155,104	136,058
Purchase of available-for-sale investments	(37,588)	(289,266)	(37,065)
Proceeds from disposals of available-for-sale investments	37,653	290,701	37,201
Cash received from disposal of subsidiaries	—	77,248	—
Disbursements from the lending of the housing loans to employees	(81)	(81)	(90)
Proceeds from the repayments of the housing loans to employees	247	85	127
Cash paid for equity investment	(3,432)	(21,929)	(53,342)
Net cash paid for the business acquisitions	(22,979)	(25,348)	(17,834)
Collection of bridge loans	4,377	1,000	1,213
Net cash received from disposal of equity interest in a subsidiary	21,603	1,056	179,468
Net cash paid for acquisition of non-controlling interest		(17,753)	(21,224)
Bridge loans issued in connection with completed and potential investments	—	(8,783)	(1,548)
Purchase of property and equipment and intangible assets	(3,737)	(520)	(747)

Net cash used in investing activities	(21,017)	(19,110)	(17,560)

Cash flows from financing activities:
Proceeds from bank borrowings	—	6,175	3,848
Proceeds from convertible debt (net of issuance costs of US$8,580)	—	—	211,420
Proceeds from exercising of share options	2,420	156	106
Repayment of bank borrowings	—	(3,600)	(3,580)
Payment for repurchase of shares	(15,726)	(1,304)	—
Repayment of convertible senior notes	—	—	(172,500)
Proceeds from capital injection from shareholder	—	—	603

Net cash (used in) / provided by financing activities	(13,306)	1,427	39,897

Effect of exchange rate changes on cash and cash equivalents	1,378	(4,759)	(8,822)
Net decrease in cash and cash equivalents	(26,734)	(34,412)	(27,175)

Cash and cash equivalents at the beginning of the year	179,718	152,984	118,572

Cash and cash equivalents at the end of the year	152,984	118,572	91,397

Supplemental disclosures of cash flow information:
Cash paid for income taxes	3,873	2,244	8,793
Cash paid for interest	7,238	6,907	6,965
Supplemental disclosures of non-cash investing and financing activities:
Issuance of common shares in business combination (Note 4)	232,230	—	—
Consideration payable for acquiring associates	817	9,616	4,176
Other current assets due from disposal of a subsidiary	—	11,125	—
Derivative liability of contingent interest	—	—	7,205

The accompanying notes are an integral part of these consolidated financial statements.

NQ MOBILE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All numbers in the following Notes are expressed in thousands, except for share and per share data)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a) Principal activities

NQ Mobile Inc. (“NQ Mobile”, or the “Company”), through its subsidiaries, its variable interest entity (“VIE”), and the VIE’s subsidiaries, is principally engaged in the provision of mobile Internet services in the People’s Republic of China (the “PRC” or “China”) and overseas markets. NQ Mobile’s service portfolio includes mobile security, productivity and privacy protection, mobile games as well as related applications (e.g. live mobile social video platform, vlife wallpaper, music radar, healthcare, themed-wallpaper and desktop applications etc.) and advertising for the consumer market and an entire mobility solution set for the enterprise market. The Company, its wholly-owned and majority-owned subsidiaries, VIE and wholly-owned subsidiaries of the VIE are hereinafter collectively referred to as the “Group”.

(b) Reorganization and FL Mobile and Showself Transaction

The Company was incorporated as a limited liability company under the laws of the Cayman Islands on March 14, 2007. The Company was 100% owned by RPL Holdings Limited (“RPL”). RPL is a limited liability company organized under the laws of British Virgin Islands (“BVI”), which was owned and controlled by Dr. Henry Yu Lin, Dr. Vincent Wenyong Shi, and Mr. Xu Zhou (collectively, the “Founders”). In 2015, one of the shareholders changed from Dr. Henry Yu Lin to Ms. Lingyun Guo. The others remain the same. Therefore, the shareholders become Ms. Lingyun Guo, Dr. Vincent Wenyong Shi, and Mr. Xu Zhou (collectively, the Controlling Shareholders).

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

From 2012 to 2016, the Group established several subsidiaries and consolidated affiliated entities to support their expansion, including NQ (Beijing) Co., Ltd. (“NQ Tongzhou”) in January 2013, Beijing NQ Mobile Co., Ltd. (“NQ Yizhuang”) in September 2014, NQ Technology (Guizhou) Co., Ltd. (“NQ Guizhou”) in December 2015, Showself (Beijing) Technology Co., Ltd. (“Showself (Beijing)”) in July 2015, Xinjiang NQ Mobile Venture Capital Investment Co., Ltd. (“Xinjiang NQ”) in February 2016. During the same period, the Group also acquired companies including NationSky through Beijing Technology (“Nation Sky”), Beijing Fanyue Information Technology Co., Ltd. (“Fanyue”), Beijing Tianya Co., Ltd. (“Tianya”), Best Partners Ltd. (“Best Partners”), Beijing Trustek Technology Co., Ltd. (“Beijing Trustek”), Beijing Showself Technology Co., Ltd.(“Beijing Showself”), Linkmotion Holdings Ltd. (“Linkmotion”), Shanghai Launcher Software Technology Co., Ltd. (“Launcher ”) and Glory Team Ltd. (“Glory”). Beijing Showself was reorganized as a wholly owned subsidiary of Showself (Beijing) in June 2016.

During 2010 and 2012, the Group acquired 100% of the equity interests in FL Mobile Jiutian Technology Co., Ltd. (“FL Mobile”). Following subsequent reorganization in 2014, FL Mobile became one of the Group’s consolidated affiliated entities and controlled by the Group through contractual arrangements.

In August 2015, the Group entered into a framework agreement (the “FL Framework Agreement”) with Beijing Jinxin Rongda Investment Management Co. Ltd. (“Beijing Jinxin”), a subsidiary of Tsinghua Holdings Co., Ltd., to begin the divestment of the FL Mobile business (“FL Mobile Divestment”). In connection with the FL Mobile Divestment, FL Mobile was reorganized as a subsidiary of Xinjiang NQ in March 2016.

The Group has discussed the FL Mobile Divestment with several potential purchasers since 2015, including Gansu Huangtai Wine-Marketing Industry Co., Ltd. and Shenzhen Prince New Materials Co., Ltd., both listed on the Shenzhen Stock Exchange, and private equity investment fund. These three transactions, however, did not come to fruition due to various reasons, including ongoing changes in the capital market conditions and uncertainty surrounding relevant policies in China.

As part of FL Mobile Divestment, (i) the Group sold 22% of equity interests in FL Mobile to Dr. Vincent Wenyong Shi, the Company’s chairman and chief operating officer, for a consideration of RMB880 million (US$127million) via a termination and share purchase agreement in March 2016, however, 5.66% of the equity interests transferred was reverted in November 2016, as both the Company and Dr. Vincent Wenyong Shi have the right to revert the transaction entirely, such consideration was recorded as consideration received from shareholder on the balance sheet as of December 31, 2016, (ii) the Group sold 12% of equity interests in FL Mobile to Xinjiang Yinghe Equity Investment Management Limited Partnership (“Xinjiang Yinghe”), an affiliate of the management of FL Mobile, however, such transaction was terminated and reverted in November 2016, (iii) the Group sold a total of 20.66% of equity interests in FL Mobile to several affiliates of Beijing Jinxin in May 2016 and August 2016.

In March 2017, the Group entered into definitive agreements (the “Agreements”) with Tongfang Investment Fund Series SPC (the “Investor”), affiliate private equity investment fund of Tsinghua Tongfang. Pursuant to the terms of the Agreements, the Investor will acquire (i) 63% equity interests in FL Mobile, being all of the equity interests beneficially owned by the Company, for a cash consideration of RMB2,520 million and (ii) 65% equity interests in Showself (Beijing) Technology Co., Ltd (“Showself (Beijing)”), a live social video business, being all of the equity interests beneficially owned by the Company, for a cash consideration of RMB 800 million. The Investor had paid RMB150 million in cash as the non-refundable earnest money which will be counted towards the payment of the purchase price. The Investor will pay the remaining amount of the total consideration on or before May 31, 2017 after the Company delivers all of its equity interests in FL Mobile and Showself (Beijing). The consummation of the Transactions is subject to customary closing conditions (see Note 24(b)).

The Company has transferred their equity interests in FL Mobile and Showself (Beijing) to these purchasers pursuant to their contracts with them, and are in the process to collect remaining purchase price and close the whole FL Mobile and Showself (Beijing) Divestment. In addition to purchasing FL Mobile and Showself (Beijing), the affiliate private equity fund of Tsinghua Tongfang also has the option to purchase US$100 million worth of Class A Common shares of the Company at a price of US$1.05 per share, or US$5.25 per ADS within 3 months after the date of the full payment pursuant to the agreements to purchase FL Mobile.

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

(d) Subsidiaries, VIE and VIE’s subsidiaries

As of December 31, 2016, details of the Company’s major subsidiaries***, VIE and the VIE’s subsidiaries are as follows.

Name	Date of Incorporation or Acquisition	Place of Incorporation	Relationship	Principal Activities
Subsidiaries
NQ International Limited (“NQ HK”) *	April 26, 2010	Hong Kong	Wholly-owned subsidiary	Consumer mobile security services in overseas markets
NQ Mobile US Inc. (“NQ US”)**	November 5, 2010	United States	Wholly-owned subsidiary	Consumer mobile value added services and advertising services in US and overseas markets.
NQ Mobile (Beijing) Co., Ltd. (“NQ Beijing” or “NQ WFOE”)	May 15, 2007	The PRC	Wholly-owned subsidiary	Consumer mobile security services in PRC and overseas markets, and technology consulting and services
NQ (Beijing) Co., Ltd. (“NQ Tongzhou”)	January 5, 2013	The PRC	Wholly-owned subsidiary	Software design and development for computer and mobile devices and other technology consulting services
Best Partners Ltd. (“Best Partners”)	September 6, 2013	Cayman Islands	Wholly-owned subsidiary of FL Mobile Inc.	Mobile advertising services
Beijing NQ Mobile Co., Ltd. (“NQ Yizhuang”)	September 29, 2014	The PRC	Wholly-owned subsidiary	Consumer mobile security services in PRC and overseas markets, and technology consulting and services
FL Mobile Inc.	January 21, 2013	Cayman Islands	Wholly-owned subsidiary	Mobile advertising and mobile games services
Linkmotion Holdings Ltd. (“Linkmotion”)	June 15, 2015	Cayman Islands	67%-owned subsidiary	Optimization of software and hardware in vehicle platform
Variable Interest Entities
Beijing Technology	October 21, 2005	The PRC	VIE of NQ Beijing	Consumer mobile security services in PRC market and research and development
Subsidiaries of VIE
Qingyun (Tianjin) Financial Management Co., Ltd. (“Tianjin Qingyun”)	February 21, 2012	The PRC	Wholly-owned subsidiary of Beijing Technology	Financial management services
FL Mobile	November 30, 2012	The PRC	63%-owned subsidiary of Xinjiang NQ	Mobile games and advertising
Beijing Fanyue Information Technology Co., Ltd. (“Fanyue”)	March 21, 2013	The PRC	Wholly-owned subsidiary of FL Mobile	Off-line user acquisition services
FL Mobile (Beijing) Co., Ltd. (“FL Beijing”)	June 3, 2013	The PRC	Wholly-owned subsidiary of FL Mobile Hong Kong Limited	Mobile advertising and mobile games services
Beijing Wanpu Century Co., Ltd. (“Wanpu Century”)	September 6, 2013	The PRC	Wholly-owned subsidiary of FL Mobile	Advertising services based on mobile internet platform in the PRC
Beijing Tianya Co., Ltd. (“Tianya”)	September 24, 2013	The PRC	Wholly-owned subsidiary of Beijing Technology	Mobile healthcare application developments and search engine marketing in healthcare industry
Chengdu Ruifeng Technology Co., Ltd. (“Ruifeng”)	October 15, 2013	The PRC	Wholly-owned subsidiary of Beijing Technology	Enterprise mobility system development and iOS training program
Shanghai Yinlong Information Technology Co., Ltd. (“Yinlong”)	November 11, 2013	The PRC	Wholly-owned subsidiary of Beijing Technology	Mobile music search, matching and recognition software services
Beijing Trustek Technology Co., Ltd. (“Beijing Trustek”)	January 10, 2014	The PRC	Wholly-owned subsidiary of Xinjiang NQ	Enterprise mobility solutions and services
Tianjin Huayong Wireless Technology Co., Ltd. (“Huayong”)	January 31, 2014	The PRC	68%-owned subsidiary of Beijing Technology	Research and development of live wallpapers
Showself (Beijing) Technology Co., Ltd. (“Showself”)	May 15, 2014	The PRC	65%-owned subsidiary of Beijing Technology	Development and operation of live mobile social video platform
Glory Team Ltd. (“Glory”)	October 1, 2015	Seychelles	Wholly-owned subsidiary of FL Mobile Hong Kong Limited	Mobile games distribution
Beijing Century Hetu Software Technology Co., Ltd. (“Hetu”)	October 1, 2015	The PRC	Wholly-owned subsidiary of FL Mobile	Mobile games design and development
Shanghai Launcher Technology Co., Ltd. (“Launcher”)	February 29, 2016	The PRC	51%-owned subsidiary of Beijing Technology	Mobile desktop
Xinjiang NQ Mobile Venture Capital Investment Co., Ltd. (“Xinjiang NQ”)	January 28, 2016	The PRC	Wholly-owned subsidiary of Beijing Technology	Financial management services

*	NetQin International Limited was renamed to NQ International Limited on August 1, 2012.
**	NetQin US Inc. was renamed to NQ Mobile US Inc. on December 14, 2011.
***	Other consolidated entities of the Company have been omitted from this list since, considered in an aggregate as one single entity, they would not constitute a significant subsidiary.

(e) Variable Interest Entity

Basic Information

PRC laws and regulations prohibit or restrict foreign ownership of companies from providing mobile value added services, mobile games and mobile advertising in the PRC where certain licenses are required for the provision of such services. To comply with these PRC laws and regulations, the Company provides services subject to such restrictions through the VIE and its subsidiaries in China. To provide the Company with the expected residual returns of the VIE and their subsidiaries, the Group entered into a series of contractual arrangements, such as power of attorney and exclusive equity purchase option agreement with the VIE and the shareholders of the VIE to enable the Company, through the Group’s subsidiaries (“Primary Beneficiaries”), which give the Primary Beneficiaries the rights to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively to:

•	exercise effective control over the VIE;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks of expected losses from the VIE as if they were their sole shareholders; and

•	have an exclusive option to purchase all of the equity interests in the VIE.

The Group has adopted the guidance of accounting for VIE, which requires certain VIE to be consolidated by the primary beneficiary of the entities. The Group’s management evaluated the relationships among the Company, NQ Beijing and Beijing Technology, and the economic benefits flow of the applicable contractual arrangements. The Group concluded that NQ Beijing is the primary beneficiary of Beijing Technology. As a result, the results of operations, assets and liabilities of Beijing Technology and its subsidiaries have been included in the Company’s consolidated financial statements.

Exclusive Technical Consulting Services Agreement between NQ Beijing and Beijing Technology. Under the exclusive technical consulting services agreement, NQ Beijing has the exclusive right to provide to Beijing Technology the technical consulting services related to Beijing Technology’s business operation. NQ Beijing owns the intellectual property rights developed by either NQ Beijing or Beijing Technology in the performance of this agreement. Beijing Technology pays to NQ Beijing quarterly service fees, determined unilaterally by NQ Beijing due to its control over Beijing Technology. The amount of service fees to be charged to Beijing Technology are determined at the sole discretion of NQ Beijing by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, and the operations of Beijing Technology. As of December 31, 2016, the retained earnings in Beijing Technology was US$30,978 after being charged the service fees by NQ Beijing. The service fees are eliminated upon consolidation. This agreement is effective until NQ Beijing ceases to exist or is terminated at NQ Beijing’s sole discretion by giving 30 day’s advanced notice to Beijing Technology.

Business Operation Agreements between NQ Beijing and the shareholders of Beijing Technology. Under the business operation agreements, the registered shareholders of the VIE may not enter into any transactions that could materially affect the assets, liabilities, interests or operations of the VIE, without prior written consent from NQ Beijing. In addition, the shareholders of the VIE irrevocably appointed NQ Beijing, to vote on their behalf on all matters, including matters relating to the transfer of any or all of their respective equity interests in the VIE and appointments of the directors, chief executive officer, chief financial officer, and other senior management of the VIE. Each of these agreements will remain in effect till the date when NQ Beijing is dissolved, and can be terminated at the sole discretion of NQ Beijing.

Powers of Attorney executed by the shareholders of Beijing Technology in favor of NQ Beijing. Each of these powers of attorney irrevocably authorizes NQ Beijing, to vote on behalf of the registered shareholders of the VIE on matters stipulated by laws and the Article of Association of the VIE. The Powers of Attorney shall remain effective from the date it is signed to the date when NQ Beijing is dissolved in accordance with the laws of the People’s Republic of China, unless the Business Operations Agreement for the VIE is terminated in advance.

Equity Disposition Agreements between NQ Beijing and the shareholders of Beijing Technology. The equity disposition agreements irrevocably granted to NQ Beijing, or their designated parties, an exclusive option to purchase, to the extent permitted by the PRC law, any part or all of the equity interests in the VIE from the registered shareholders. The exercise price for the options to purchase the equity interests is the minimum amount of consideration permissible under PRC law. The options are exercisable at any time at the sole discretion of NQ Beijing, during the term of agreements. Each of the registered shareholders agrees not to transfer, pledge or dispose of its equity interests in the VIE in any way before NQ Beijing exercise their options in full or deliver the written approval. Each agreement has a term of 10 years and renewable on the same terms at the sole discretion of NQ Beijing.

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

Equity Interest Pledge Agreements between NQ Beijing and the shareholders of Beijing Technology. Under the equity interest pledge agreements, the registered shareholders of the VIE pledged all of their respective equity interests in the VIE to secure the VIE’s obligations under the relevant Exclusive Technical Consulting Services Agreement, Exclusive Business Cooperation Agreements, Business Operation Agreements and Equity Disposition Agreements described above. Each shareholder agrees not to sell, mortgage or dispose of any of the VIE’s equity interest it holds without prior written consent from NQ Beijing. These agreements are terminable only when the VIE’s obligations under the other agreements are fully settled.

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

Risks in Relation to the VIE Structure

The Ministry of Commerce of PRC (“MOC”) published a discussion draft of the proposed Foreign Investment Law (the “Draft”) in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China. The Draft embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on the Draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The Draft, if enacted as proposed, may materially impact the viability of current corporate structure, corporate governance and business operations. The Draft expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a VIE.

Under the Draft, variable interest entities that are controlled via contractual arrangement would be deemed as VIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list”, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as VIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. Moreover, for the enterprises which are not incorporated under the laws of China (foreign investors) but are “controlled” by Chinese investors, they may submit documentary evidence to apply for identifying their investment as the investment by Chinese investors when they applying for the market entry clearance to engage in any investment as set out in the “negative list” in China. The competent authorities of foreign investment will grant the review opinion on whether the said investment is identified as the investment by Chinese investors.

In conclusion, if the Draft enacted as proposed, it is possible that the Company’s conduct of certain of its operations and businesses through the VIE could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If such a finding were made, regulatory authorities with jurisdiction over the licensing and operation of such businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations, and have a material adverse impact on the Company’s cash flows, financial position and operating performance. The Company’s management considers the possibility of such a finding by PRC regulatory authorities to be remote.

In addition, it is possible that the VIE Agreements would not be enforceable in China if PRC government authorities or courts were to find that such agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company is unable to enforce any of these agreements, the Company would not be able to exert effective control over the affected VIE and consequently, the results of operations, assets and liabilities of the affected VIE and its subsidiaries would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position and operating performance would be materially adversely affected. The Company’s agreements with respect to its consolidated VIE are approved and in place. The Company’s management believes that such agreements are enforceable, and considers it a remote possibility that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the agreements to be unenforceable under existing laws.

Financial Information of VIE

The financial information of Beijing Technology and its subsidiaries were presented in aggregate as follows, which were included in the accompanying consolidated financial statements:

	As of December 31,
	2015	2016
	US$	US$
Cash and cash equivalents	103,794	59,632
Term deposits	66,296	124,117
Restricted cash	1,640	—
Other intercompany receivable to WOFEs	608	51,354
Other intercompany receivable	3	23,967

Total current assets	287,997	426,428
Total non-current assets	362,919	333,049

Total assets	650,916	759,477

Intercompany payable to WOFEs for the service fees	20,139	19,062
Other intercompany payable to WOFEs	39,089	17,005
Other intercompany payable	185,551	222,050

Total current liabilities	312,523	386,174
Deferred tax liabilities, non-current	6,840	3,976

Total liabilities	319,363	390,150

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$
Total net revenues	275,372	377,506	335,760
Net income/(loss)	18,751	36,136	(11,828)

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$
Net cash provided by/(used in) operating activities	30,094	30,287	(89,032)
Net cash (used in)/provided by investing activities	(9,415)	45,017	41,665
Net cash provided by financing activities	—	—	603
Effect of exchange rate changes on cash and cash equivalents	(2,643)	(1,018)	2,602
Net increase/(decrease) in cash and cash equivalents balance	18,036	74,286	(44,162)

The VIE contributed an aggregate of 83%, 93% and 98% of the consolidated revenues for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2015 and 2016, the VIE, without the recourse to the Company, accounted for an aggregate of 81% and 80%, respectively, of the consolidated total assets, and 26% and 35%, respectively, of the consolidated total liabilities. The consolidated assets of VIE mainly comprised of recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include goodwill and intangible assets acquired through business acquisitions, purchased servers and office facilities. The balances of these assets as of December 31, 2015 and 2016 were included in the line of “Total non-current assets” in the table above.

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

In accordance with the VIE Agreements, the Company has power to direct activities of the VIE and its subsidiaries, and can have assets transferred out of the VIE and its subsidiaries without any restrictions. Therefore, the Company considers that there is no assets in the consolidated VIE and its subsidiaries that can be used only to settle obligations of the consolidated VIE except for registered capitals of US$7,251 and PRC statutory reserves of US$9,903, of their VIE and VIE’s subsidiaries, as of December 31, 2016. As the VIE and its subsidiaries are incorporated as limited liability companies under the PRC Company Law, and as such the creditors of liabilities of the PRC incorporated VIE have recourse only to the assets of these entities. Accordingly, the creditors of all the liabilities of the Company’s consolidated VIE do not have recourse to the Company’s general credit.

Currently, there is no contractual arrangement that could require the Company to provide additional financial support to the VIE. As the Company is conducting mobile value added services, enterprise mobility, advertising business and other services through the VIE and its subsidiaries in the PRC, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

There are no VIE where the Company has variable interests but is not the primary beneficiary.

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

(c) Use of estimates

The preparation of these consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. Management makes its estimates based on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include the allowance for doubtful accounts, the valuation allowance of deferred tax assets, the estimated useful lives of long-lived assets, the impairment assessment of goodwill, intangibles, other long-lived assets and equity investments, the valuation and recognition of share-based compensation, fair value of identifiable assets and liabilities acquired through business combination and valuation and recognition of derivative liability bifurcated from the Convertible debt.

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

(f) Restricted cash

Cash that is deposited in the bank but restricted for a specific purpose and therefore not available for immediate and general use by the Company is classified as restricted cash, which is presented separately from cash and cash equivalents on the consolidated balance sheet. The deposited balance is included in the Group’s bank account for guarantee of certain business purpose under an agreement until being used for the designated purpose or withdrawn due to expiration of the guarantee. As of December 31, 2015 and 2016, the Company had a restricted cash balance which is set aside for a period of 12 months of US$1,640 and $nil, respectively.

(g) Short-term investments

Short term investments refer to the available-for-sale investments made in financial instruments with guaranteed return of principal upon maturity with a variable interest rate indexed to the performance of underlying assets. In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value, with the changes in fair value record as unrealized gain or loss in accumulated other comprehensive loss.

For the years ended December 31, 2015 and 2016, the Company invested US$289,266 (equivalent to RMB1,888,150), US$33,156 (equivalent to RMB 230,000) in a financial instruments managed by a bank in the PRC. The terms of the financial product are within 90 days. The Company earned investment income of US$65, US$1,435 and US$115 on the financial instruments, which was included in realized gain on investments in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2014, 2015 and 2016. As of December 31, 2015 and 2016, there were no short-term investment.

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

	Balance at Beginning of Year	Charged to Expenses	Recoveries	Disposal of Subsidiaries	Balance at End of Year
	US$	US$	US$	US$	US$
Allowance for doubtful accounts
2014	3,918	4,974	—	—	8,892
2015	8,892	9,829	(845)	(777)	17,099
2016	17,099	9,728	(1,414)	(714)	24,699

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

(j) Equity investments

The Company’s equity investments are comprised of privately-held companies and limited partnerships. The Company uses the cost method to account for investments in shares that are not common stock or in-substance common stock, or investments in shares that are common stock or in-substance common stock, but over which the Company does not have significant influence. The Company uses the equity method to account for investments in shares in common stock or in-substance common stock over which the Company has significant influence but does not own a majority equity interest or otherwise control. The Company also uses the equity method to account for investments in limited partnerships unless the Company’s equity interest is so minor that the Company may have virtually no influence over the partnerships operating and financial policies.

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

The Company tests goodwill for impairment at the reporting unit level on an annual basis as of November 1 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group has performed impairment test on November 1, 2016 for the fiscal year of 2016, and the Group recognized goodwill impairment loss in the consolidated statements of comprehensive loss for the year ended December 31, 2016 (see Note 10).

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

(m) Intangible Assets

Intangible assets, comprising computer software, domain name use right, customer relationship, non-compete agreements, user base, technology, game and other finite-lived intangible assets, which are separable from the fixed assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The carrying amounts of the finite-lived intangible assets are reviewed for impairment when indicators of impairment are present in accordance with ASC 360-10. In accordance with ASC 360-10, an impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. Impairment loss on intangible assets amounted to US$0, US$298 and US$6,159 was recorded for the years ended December 31, 2014, 2015 and 2016, respectively (see Note 9).

(n) Impairment of long-lived assets other than goodwill and intangible assets

The carrying amounts of long-lived assets other than goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. It mainly represents the prepaid Intellectual Property license fee for the games. The Group classifies the impairment of Intellectual Property for the games that generated limited revenues into cost of revenues. Considering there will be no future expected cash flow from certain long-lived assets other than goodwill and intangible assets, full impairment was made. The impairment of long-lived assets recorded in cost of revenues for the years ended December 31, 2014, 2015 and 2016 is US$0, US$2,214 and US$ 935, respectively. For the Intellectual Property for the games that are not launched yet and are not expected to bring in future cash flow, the Group classifies the impairment into general and administrative expense. The impairment of long-lived assets other than goodwill and intangible assets for the years ended December 31, 2014, 2015 and 2016 are US$0, US$4,185 and US$452 respectively. All these impairment loss were included in the consumer segment.

(o) Convertible debt

In accordance with ASC subtopic 470-20, the convertible debts are initially carried at the principal amount of the convertible debts. Debt premium or discounts, which are the differences between the carrying value and the principal amount of convertible debts at the issuance date, together with related debts issuance cost which is a direct deduction from the principal amount, are subsequently amortized using effective interest method as adjustments to interest expense from the debt issuance date to its first redemption date. Derivative associated with the convertible debt should be measured with its fair value. Fair value of the derivative should be appraised in each reporting period and the change of its fair value should be recorded as fair value change from derivative in the financial statements. Convertible debts are classified as a current liability if they are or will be callable by the Company or puttable by the debt holders within one year from the balance sheet date, even though liquidation may not be expected within that period.

(p) Functional currency and foreign currency translation and transactions

The Group’s reporting currency is the U.S. dollar (“US$”). The functional currency of the Company, and the Company’s overseas subsidiaries is US$, while the functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB. In the consolidated financial statements, the financial information of the Company’s subsidiaries, VIE and VIE’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, except for changes in accumulated deficit during the year which is the result of income statement translation process, and revenues, expenses, gains and losses are translated using the average exchange rate during the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of changes in equity and comprehensive income (loss). The exchange rates as of December 31, 2015 and 2016 are 6.4936 and 6.9370, respectively. The annual average exchange rates for the years ended December 31, 2014, 2015 and 2016 are 6.1429, 6.2272 and 6.6377, respectively.

Transactions denominated in currencies other than the functional currency are translated into prevailing functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive loss.

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

Revenues presented in the consolidated statements of comprehensive loss include revenues from mobile value added services that are comprised of consumer mobile security, mobile games and live mobile social video platform, advertising services, enterprise mobility and other services.

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

The Group sells both consumable and durable virtual goods in games. Consumable goods are items that are used up one-time, while durable goods are items accessible to the user over an extended period of time. For games under joint operation, the Group recognizes revenue from the sales of both consumable goods and durable goods at once when the virtual items are delivered. For games under exclusive operations, the Group recognizes revenue from the sales of consumable goods when the goods are used up. The Group recognizes revenue from the sales of durable goods actually consumed by ended-user in the content providers’ platform.

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

Live Mobile Social Video Platform

The Group operates live mobile social video communities, including Showself Live Video, Lehai Live Video and Haixiu Live Video. The community contains thousands of real time video rooms (the “Room”) with user-created content provided by hosts and online users, and showed to the Rooms’ viewers. The Group is responsible for providing a technological infrastructure to enable the hosts, online users and viewers to interact through live mobile social online video platforms.

All the Rooms can be accessed for free. The Group mainly derives the revenue from sales of virtual currency which can be used to purchase virtual presents in the Rooms.

The Group’s operating entities primarily cooperate with independent third-party distributors to sell the Group’s virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Group with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. They may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Group has no control over such “sales agents”. The Group has discretion to determine the price of the virtual currency sold to third-party distributors, but have no discretion as to the price at which virtual currency is sold by third-party distributors to the sales agents. Revenues earned from sales through third-party distributors are recognized net of the sales discount to these distributors and ratably over the estimated average playing period of paying users.

The Group also utilizes third-party payment collection channels, which charges the group the payment handling cost for users to purchase the virtual currency directly from it. The payment handling costs are recorded in cost of sales. There is no sales discount to third-party payment collection channels. Upon sales of virtual currency, the Group typically has an implied obligation to provide the services which enable the virtual currency to be used on platform. The Group has discretion to determine the price of the virtual currency sold to end users. In addition, the Group takes overall responsibility of the content or performances provided by hosts in community. Consequently, the Group recognizes revenue on a gross basis pursuant to ASC 605-45, and recognizes revenue ratably over the estimated average playing period of paying users.

The Groups estimates the playing periods of paying users based on available data obtained since the Company launched the platform Showself Live Video in April 2014, platform Lehai Live Video in October 2015 and platform Haixiu Live Video in May 2016. On a quarterly basis, the Groups determines the estimated average playing period for paying players, beginning at the time of a payer’s first purchase on platform and ending on a date when that paying player is no longer active. The Group recognized revenue directly for payment from users, which used for instant consumable virtual good related to Room’s hosts. For payment used for virtual goods that are durable to be consumed and those consumed by end users, the group recognized deferred revenue and amortizes the amount over the estimated average playing period of paying users.

The Group determines that a paying player has ceased playing on platform once the player reached an Inactive Period. The Group defines the Inactive Period as the length of time after which if a paying player has not logged into the community, the possibility that he/she will continue to play on platform in the future is very low. To determine the Inactive Period, the Group regularly analyzes paying players’ activities in the community. For the players who have not logged on platform for 50 days as of the period end, the Group deems them inactive players. Currently estimated average playing periods are approximately three months, based on current available paying users’ information. The Group regularly reassesses these estimates and may revise such estimates in the future as additional data becomes available and if and when future data indicates a change in playing patterns or behaviors.

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

Offline pre-installation revenues. The Group provides the pre-installation services to promote various applications in mobile phones. The revenues are recognized when the end users activate the applications or become active users within certain periods, pursuant to the contracts.

Enterprise Mobility Revenues

Enterprise mobility revenues are derived principally from hardware sales to enterprise users, technology and software development, and commission income shared from mobile network operators, all of which are provided on a stand-alone basis in the years of 2014, 2015 and 2016.

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

(t) Marketing and advertising costs

Marketing and advertising costs consist primarily of costs for the promotion of corporate image and product marketing. The Group expensed all marketing and advertising costs as incurred. Marketing and advertising costs for the years ended December 31, 2014, 2015 and 2016 are US$11,293, US$7,706, and US$8,265 respectively.

(u) Research and development

Research and development related expenses consist primarily of payroll-related expenses incurred for new product development and product enhancements. The Group expenses all costs incurred for the development of mobile security and productivity software, technology and software for enterprise customers, and technology of mobile platforms when incurred prior to the establishment of technological feasibility. Once the software has reached technological feasibility with a proven ability to operate in the market, all subsequent software development costs shall be capitalized until that software is marketed. The amount of costs qualifying for capitalization has been immaterial and, as a result, the Group did not capitalize any research and development costs for the years ended December 31, 2014, 2015 and 2016.

(v) Operating leases

Leases where substantially all the risks and rewards of ownership of the assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive loss on a straight line basis over the lease periods.

(w) Government grant

Government grant is recorded as a liability in deferred revenue when receive upfront, and recognize as other income or reduction of related expense in the period when (i) all of the conditions attached to the subsidy are satisfied or it is not subject to future return or reimbursement, and (ii) the subsidies have been received or become receivable with reasonable assurance. The Group recorded subsidies from the PRC government of US$852, US$2,535, and US$128, in other income for the years ended December 31, 2014, 2015 and 2016, respectively.

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

The Group recorded employee benefit expenses of US$7,274, US$10,601 and US$9,167 for the years ended December 31, 2014, 2015 and 2016, respectively.

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

(z) Non-controlling interest

Non-controlling interest represents the equity interest in subsidiaries that is not attributable, either directly or indirectly, to the Company’s shares in such subsidiaries. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest in the results of the Company is presented on the face of the consolidated statements of comprehensive loss as an allocation of the total profit or loss for the periods between non-controlling shareholders and the shareholders of the Company.

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

The Company has elected to classify interest related to an uncertain tax position (if and when required) to interest expense, and classify penalties related to an uncertain tax position (if and when required) as part of other expense in the consolidated statements of comprehensive income. For the years ended December 31, 2014, 2015 and 2016, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

(ad) Statutory reserve

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries in China are required to make appropriations to certain non-distributable reserve funds.

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

In accordance with China Company Laws, the Company’s PRC subsidiary, VIE and VIE’s subsidiaries that are domestic companies must make appropriations from their after-tax profit (determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus funds; and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective companies. Appropriation to the discretionary surplus fund is made at the discretion of respective companies.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increase of registered capital of the respective companies. These reserves are not allowed to be transferred to the Company in any forms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2014, 2015 and 2016, profit appropriation to the general reserve fund and the statutory surplus fund (“statutory reserve”) totaled US$941, US$1,572, and US$8,468 respectively, and there was no profit appropriation to other reserve funds for any of those years.

(ae) Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the weighted average number of common shares and potential common shares outstanding during the period for options and restricted shares under treasury stock method and for convertible debts under if-convertible method, if dilutive. Potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Loss per share is computed on Class A common shares and Class B commons shares together, because both classes have the same dividend rights and the same participation rights in the Company’s undistributed earnings.

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

(ag) Comprehensive loss

Comprehensive loss is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, only consists of cumulative foreign currency translation adjustment.

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

(ak) Effect of recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which was subsequently modified in August 2015 by ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date. The core principle of ASU No. 2014-09 is that companies should recognize revenue when the transfer of promised goods or services to customers occurs in an amount that reflects what the company expects to receive. It requires additional disclosures to describe the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. In 2016, the FASB issued additional ASUs that clarify the implementation guidance on principal versus agent considerations (ASU 2016-08), on identifying performance obligations and licensing (ASU 2016-10), and on narrow-scope improvements and practical expedients (ASU 2016-12) as well as on the revenue recognition criteria and other technical corrections (ASU 2016-20). Based on its preliminary evaluation of ASUs, the Group expects no material impact on its Advertising services and Product revenue streams in the period after adoption. The Group expects to complete its assessment of the effect of adopting ASUs by the end of 2017, as well as the selection of a transition approach.

In July 2015, the FASB issued No. ASU No. 2015-11, Simplifying the Measurement of Inventory. This ASU changes the measurement principle for inventories valued under the FIFO or weighted-average methods from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by the FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This ASU does not change the measurement principles for inventories valued under the LIFO method. The amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group has evaluated the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the new guidance in the year of 2017. The Group expects the effect is immaterial.

In November 2015, the FASB issued ASU No.2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The update eliminates the requirement to classify deferred tax assets and liabilities as noncurrent or current within a classified statement of financial position. Current guidance requires entities to classify deferred taxes as noncurrent or current. Under ASU 2015-17, a reporting entity is required to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. Current guidance requiring the offsetting of deferred tax assets and liabilities of a tax-paying component of an entity and presentation as a single noncurrent amount is not affected. The amendment applies to all entities that present a classified statement of financial position. The update is effective for public business entities issuing financial statements for the annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early application is permitted for financial statements as of the beginning of an interim or annual reporting period. Entities may apply the update prospectively to all deferred tax assets and liabilities and taxes, or retrospectively for all periods presented. If an entity applies the update prospectively, the entity shall disclose the nature and reason of the change in accounting principle and disclose that the prior periods were not retrospectively adjusted. If an entity adopts the update retrospectively, the entity shall disclose the nature and reason of the change in accounting principle and disclose the quantitative effects of the accounting change on prior periods. The Company adopted this ASU on January 1, 2017 on a prospective basis. Accordingly, the adoption had no impact on the Company’s financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

The FASB issued ASU No.2016-02, Leases (Topic 842). ASU 2016-01 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted for all public business entities and all nonpublic business entities upon issuance. The Group is in process of evaluating the cumulative effect on the consolidated financial statements of adopting this guidance so as to transit to the guidance in 2019.

In March 2016, the FASB issued ASU No.2016-07(“ASU 2016-07), Investments—Equity Method and Joint Ventures (Topic 323), which related to simplify the accounting for equity method investments. This standard addresses several aspects of the accounting for investments under equity method and joint ventures, including: (a) Eliminate the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. (b) The equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting.(c) The equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group expects the impact of adopting this standard on its consolidated financial statements is not material.

In March, 2016, the FASB issued ASU No.2016-09 (“ASU 2016-09”), Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification in the statement of cash flows; and (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group is expects the impact of adopting this standard on its consolidated financial statements is not material.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In October, 2016, the FASB issued ASU No.2016-16 (“ASU 2016-16”), Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which relates to income tax of intra-entity transfers of assets other than inventory. The standard requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of a goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

(b) Concentration of risks

No individual customer accounted for more than 10% of the Group’s total net revenues in 2014 and 2015. Customer A accounted for 21% of the Group’s total net revenue in 2016. No individual customer accounted for more than 10% of the Group’s cost of revenues in 2014. Apple Inc. accounted for 32% and 10% of the Group’s cost of revenues in 2015 and 2016, respectively. Service supplier A accounted for 15% of the Group’s cost of revenues in 2016. No individual customer accounted for more than 10% of the Group’s accounts receivable as of December 31, 2015. Customer A accounted for 32% of the Group’s total net accounts receivable as of December 31, 2016.

Revenues from consumer mobile securities accounted for approximately 17%, 5% and 2% of the Group’s total net revenues for the years ended December 31, 2014, 2015 and 2016, respectively. Revenues from mobile games accounted for approximately 14%, 18% and 24% of the Group’s total net revenues for the years ended December 31, 2014, 2015 and 2016, respectively. Revenues from advertising services accounted for approximately 22%, 18% and 30% of the Group’s total net revenues for the years ended December 31, 2014, 2015 and 2016, respectively. Revenues from enterprise mobility including hardware sales and software development accounted for approximately 45%, 47% and 12% of the Group’s total net revenues for the years ended December 31, 2014, 2015 and 2016, respectively. Revenues from live mobile social video platform accounted for approximately 1%, 11% and 32% of the Group’s total net revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

Revenue derived from the PRC account for approximately 87%, 91% and 87% of the Group’s total net revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

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

In December 2016, the Company entered into an agreement to divest all the equity interests of Ruifeng. The disposal was completed in March 2017 (see Note 24). Accordingly, the Company recorded impairment loss on goodwill and intangible assets amounted to US$8,012 and US$104 (see Notes 9 and 10).

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

On the acquisition date, the valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The preliminary allocation of the consideration for assets acquired, and liability assumed based on their fair value was as follows:

As of October 1, 2015
US$
Fair value of previous held 18.18% of equity interests	2,094
Cash consideration (paid)	6,137
Cash consideration (Contingent) *	3,273

Total	11,504

Cash	770
Other current assets	2,446
Fixed assets	17
Identifiable intangible assets acquired	4,874
Goodwill	6,766
Liability assumed	(3,369)

Total	11,504

*	The conditions of contingent consideration of Hetu were met, and the consideration of US$2,455 was paid in 2016 and remaining US$3,682 was paid in 2017.

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

On the acquisition date, the valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The preliminary allocation of the consideration for assets acquired, and liability assumed based on their fair value was as follows:

As of October 1, 2015
US$
Cash consideration (paid)	12,500
Cash consideration (Contingent) *	6,266

Total	18,766

Cash	287
Other non-current assets	472
Identifiable intangible assets acquired	4,637
Goodwill	14,129
Liability assumed	(759)

Total	18,766

*	The conditions of contingent consideration of Glory were met, and the consideration of US$5,000 was paid in 2016 and remaining US$7,500 was paid in 2017.

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

In December 2016, the Group entered into an agreement with a third-party company to divest all of the equity interests of Yipai. The Group recorded a loss from the disposal of a subsidiary of approximately $2,963 related to the completion of the Yipai divestment for the year ended December 31, 2016. In addition, the Company recorded impairment loss on goodwill and intangible assets amounted to US$56,421 and US$2,423 (see Notes 9 and 10). Because the Group still keeps and continuously expands the security and others service business line, thus the sale of Yipai does not represent a strategic shift of the Group; the Group does not consider the disposal of Yipai as discontinued operation on the consolidated financial statements.

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

Acquisition of Launcher

In September 2014, the Group acquired 15% of equity interest in Launcher for cash consideration of RMB 15,000. The equity investment was accounted for under the cost method, as the Group has no control or significant influence over Launcher.

In March 2016, the Group acquired additional 36% of Launcher’s equity interest, with total cash consideration of RMB 72,000. Together with the originally held 15% equity interest, the Group holds in total 51% of Launcher’s equity interest. After the transaction, the Group holds 51% of Launcher’s equity interest, and consolidates Launcher into NQ Group’s financial statements starting from March 1, 2016.

On the acquisition date, the fair value is measured based on the market price of the company’s share of the equity interest on the acquisition date. The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied. The allocation of the consideration for assets acquired, liability assumed and previously held equity interests based on their fair value was as follows:

As of March 1, 2016
US$
Fair value of previous held: equity interests 15%	3,772
Cash consideration-Paid	11,000

Total	14,772

Cash	228
Other current assets	1,258
Fixed assets	26
Identifiable intangible assets acquired	8,098
Goodwill	20,088
Liability assumed	(2,606)
Fair value of non-controlling interest	(12,320)

Total	14,772

Total identifiable intangible assets acquired include Q Engine of US$ 1,070 with an estimated useful life of 5 years, and Partnership with smart phone manufacturers of US$7,028 with an estimated useful life of 4.8 years.

The excess of purchase price over tangible assets, identifiable intangible assets and liabilities assumed was recorded as goodwill relating to consumer segment. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purpose.

The fair value of non-controlling interest in Launcher has been determined in the valuation mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration a 49% discount for lack of control. The equity value close to the acquisition date was implied by the fair value of cash and shares transferred on the acquisition date as consideration for the acquisition.

The amount of net revenue and net income of Launcher included in the Company’s consolidated statements of comprehensive income/ loss from the acquisition date to December 31, 2016 are US$6,520, and US$239, respectively.

Prior to the acquisition, Launcher did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Launcher for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance of all companies acquired by the Group and a comparison of Launcher’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Launcher on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

5. INVENTORY

	December 31,
	2015	2016
	US$	US$
Mobile devices	1,831	1,922

Total	1,831	1,922

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2015	2016
	US$	US$
Housing loans to employees guaranteed by RPL (Note 22)	—	57
Interest-free loans to third parties, net of allowance	13,209	12,720
Advances to employees	3,131	2,694
Prepayments to business partners, net of allowance	11,180	17,169
Interest receivables	818	1,297
Receivables in connection with exercise of options from agents and employees	1,037	6
Short-term bridge loans in connection with potential investments, net of allowance	6,398	5,334
Prepayment for inventory	1,401	5,290
Unsecured interest-free loans to related parties, net of allowance (Note 22)	3,020	1,059
Others, net of allowance	1,545	2,354

Total	41,739	47,980

Interest-free loans to third parties are mainly the loan to NationSky. The Group had been providing financial support to NationSky as the Group’s subsidiary and the amount was eliminated in the consolidated financial statement in prior years. After the disposal, NationSky becomes a third party. The loan will be repaid by NationSky within 2017. If not repaid, the CEO of NationSky will bear the unlimited joint liability regarding the loan.

Prepayments to business partners represent prepaid customer acquisition costs, advanced advertising and promotion fees, prepaid revenue sharing costs to third-party game developers associated with game operation, and any deposits for rentals and office-related supplies and etc.

The Group’s short-term interest-free bridge loan balances, net of allowance, are US$6,398 and US$5,334 as of December 31, 2015 and 2016, respectively. The short-term interest-free bridge loans are for potential investees in consideration of future acquisitions or investments on these investees.

As of December 31, 2015, one of the factors for allowance of other current assets is from other current assets with the aging greater than one year, mainly including the allowance of the bridge loan, which is US$2,048. Another factor is from the full impairment of equity investment in Hissage, an allowance of US$1,078 for the loan due from Hissage is recorded, based on the agreement between the Group and another shareholder of Hissage.

As of December 31, 2016, the main factor for allowance of other current assets is from the full impairment of equity investment in Asia Smart, an allowance of US$2,500 for the loan due from Asia Smart and its related company was recorded. Another factor for allowance of other current assets is from two bridge loans with the aging greater than one year, which is US$1,874.

7. EQUITY INVESTMENTS, NET

	December 31,
	2015*	2016*
	US$	US$
Equity method investments
Beijing NQ Guotai Investment Management Limited Partnership (“NQ Guotai”)	18,068	31,190
Taiyue Wutong Investment Limited Partnership (“Taiyue Wutong Fund”)	2,996	2,767
Beijing Wangqin Yuanxin Investment Limited Partnership (“Yuanxin Fund”)	7,700	28,831
Beijing QingzhouHulian Investment Limited Partnership (“Qingzhou Fund”)	770	708
Less: impairment loss on equity method investments	—	(8,171)

Equity method investments, net	29,534	55,325

Cost method investments
Hesine Technologies International Worldwide Inc. (“Hissage”)	11,192	11,192
SIINE., Ltd (“SIINE”)	600	600
Asia Smart Media Inc. (“Asia Smart”)	3,901	3,901
Shanghai Launcher Software Technology Co.,Ltd.(“Launcher”)	2,310	—
Zhijian Fengyun (Beijing) Technology Co.,Ltd. (“Zhijian”)**	1,694	1,586
Beijing Jinxin Huachuang Equity Investment Center Limited Partnership(“Jinxin Huachuang Fund”)**	4,620	4,325
Aole Yijie (Shenzhen) Computor Technology Co., Ltd ( “Aoyi”) **	462	432
Beijing Shigan Technology Co., Ltd (“Shigan”)**	307	288
Huijukechuang software Co., Ltd. (“Huiju”)	—	2,883
Beijing Linjia Technology Co. Ltd. (“Linjia”)	—	7,208
Beijing Ruijiexingguang Culture media Co. Ltd. (“Ruijie”)	—	2,883
Tianjin Yieryi Technology Co. Ltd. ( “Yieryi”)	—	5,766
DoFun Ltd. (“DoFun”)	—	650
Less: impairment loss on cost method investments	(13,486)	(17,279)

Cost method investments, net	11,600	24,435

Total	41,134	79,760

*	Balances are presented using period-end exchange rate of RMB against USD.
**	Changes between the year of 2015 and 2016 are resulted from currency fluctuation.

Equity method investments

In December of 2012, NQ Guotai was set up as an investment company. The Group invested US$16,238 (RMB99,000) through Tianjin QingYun, a subsidiary of Beijing Technology, in NQ Guotai in exchange for 49.5% of the equity interest. Tianjin Qingyun is a limited partner of NQ Guotai. On April 9, 2013, Beijing Wuyue Tianxia Investment Consulting Ltd, the general partner of NQ Guotai, withdrew its investment and transferred its 0.5% of the equity interest of NQ Guotai to Tianjin Qingyun for cash consideration of US$164 (RMB1,000). Meanwhile, Wangqin Guotai (Beijing) Capital Fund Management Ltd. was appointed as the new general partner and injected capital of US$328 (RMB2,000) to NQ Guotai. As of June 30, 2013, the Group fully contributed the capital of US$16,402 (RMB100,000) and obtained 49.505% of equity interest in NQ Guotai. During the year ended December 31, 2016, the Group has contributed capital of US$14,578 (RMB101,127) to re-organize NQ Guotai. The Group accounted for the investment using equity method as the Group does not have control over NQ Guotai after considering various factors such as the board seats the Group has in the general partner of NQ Guotai. Management reviewed the Group’s equity investments for impairment in accordance with ASC 320, and concluded that the estimated fair value of the investment in NQ Guotai is less than its carrying value and the impairment is other-than-temporary, taking the evidence of market value into consideration. Therefore, the Group provided for an impairment of US$8,171 to reduce the carrying value of this investment to $23,019 as of December 31, 2016.

In March of 2015, the Group, through FL Mobile, invested US$3,080 (RMB20,000) in Taiyue Wutong Fund, an investment company, in exchange for 17.54% equity interests as a limited partner according to the investment agreement. The Group accounted for the investment by equity method.

In June of 2015, the Group contributed US$7,700 (RMB50,000) in Yuanxin Fund as the initial contribution. As of December 31, 2016, the Group’s total contribution in Yuanxin Fund is US$28,831(RMB200,000). The total investment will be US$37,729 ( RMB245,000) to exchange for 49% equity interests of Yuanxin Fund as a limited partner according to the investment agreement. The Group accounted for the investment by equity method.

In November of 2015, the Group contributed US$770 (RMB5,000) in Qingzhou Fund as the initial contribution the total investment will be US$1,540 (RMB10,000) to exchange for 10% equity interests as a limited partner according to the investment agreement. The Group accounted for the investment by equity method.

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

Cost method investments

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

In May of 2013, the Group acquired 35.22% of the equity interests in Asia Smart, which is a new media company, for a cash consideration of US$2,000 and 1,152,013 common shares with fair value of US$1,901. As of December 31, 2014 and 2015, the Group’s equity interest in Asia Smart was diluted to 34.16% due to incoming of new investors. As the equity interest is not in-substance common stock, the Group accounts for the equity investment using the cost method. In 2016, the Group’s management reviewed the Group’s equity investments for impairment in accordance with ASC 320, and concluded that the estimated fair value of the investment in Asia Smart is significantly less than its carrying value and the impairment is other-than-temporary, taking the performance and financial position of the investee as well as other evidence of market value into consideration. Therefore, the Group provided for an impairment loss of US$3,901 to reduce the carrying value of this investment to $nil as of December 31, 2016.

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

In September of 2014, the Group acquired 15% equity interests in Launcher, which primarily engaged in launcher research and customization, for cash consideration of US$2,451. As the Group does not have significant influence over Launcher, the Group accounts for the equity investment using the cost. In January 2016, NQ Group entered into an agreement to acquire additional 36% of Launcher’s equity interest, with total cash consideration of US$11,000 (equivalent to RMB72,000), accumulative 51% of Launcher’s equity interest was held by the Group. The Group begins to consolidate Launcher’s financial statement from March, 2016. Please see “Note 4 – Business Combination” for further information.

In April of 2015, the Group acquired 6% equity interests in Jinxin Huachuang Fund, which primarily engaged in the investment in various entities, mainly public companies, for cash consideration of US$4,620 (equivalent to RMB30,000). Qingyun as a limited partner of Jinxin Huachuang Fund has minor interest and has no virtually influence over partnership operating and financial policies. The Group accounts for the equity investment using cost method.

In July of 2015, the Group acquired 10% equity interests in Aoyi, which primarily engaged in mobile game development and operation, for cash consideration of US$462 (equivalent to RMB3,000). As the Group does not have significant influence over Aoyi, the Group accounts for the equity investment using the cost method.

In August of 2015, the Group acquired 4% equity interests in Shigan, which primarily engaged in an application that has the function of sound and voice recognition and identification, mainly used for music instrument, for cash consideration of US$307 (equivalent to RMB2,000). As the Group does not have significant influence over Shigan, the Group accounts for the equity investment using the cost method.

In April of 2016, the Group acquired 40% equity interest in Huiju, which primarily provides a platform that helps patients make appointment for seeing doctors, for cash consideration of US$2,883 (equivalent to RMB20,000). As the equity interest is not in-substance common stock, the Group accounts for the equity investment using the cost method.

In April of 2016, the Group acquired 28.57% equity interest in Linjia, which is primarily engaged in providing community life service, such as grocery shopping and delivery, laundry service, car washing, house cleaning, baby-siting, etc. on O2O platform, for cash consideration of US$7,208 (equivalent to RMB50,000). As the equity interest is not in-substance common stock, the Group accounts for the equity investment using the cost method.

In July of 2016, the Group through Showself acquired 25% equity interest in Ruijie, which is primarily engaged in performance management and film/television business on performer or online stars, for cash consideration of US$2,883 (equivalent to RMB20,000). As the equity interest is not in-substance common stock, the Group accounts for the equity investment using the cost method.

In October of 2016, the Group, through Showself acquired 28.57% equity interest in Yieryi, which is primarily engaged in providing social entertainment platform on mobile equipment that focuses on online stars performance live show, for cash consideration of US$5,766 (equivalent to RMB40,000). As the equity interest is not in-substance common stock, the Group accounts for the equity investment using the cost method.

In December of 2016, the Group acquired 20.68% equity interest in DoFun, which is primarily engaged in mobile advertising service contains preloading service and creating mutually beneficial opportunities using valuable digital services, for cash consideration of US$650. As the equity interest is not in-substance common stock, the Group accounts for the equity investment using the cost method.

The impairment charge is recorded if the carrying amount of the equity investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group performs an impairment test on cost method and equity method investments whenever events or changes in business circumstances indicate that an other-than-temporary impairment has occurred, by considering current economic and market conditions, operating performance, development stages and technology development, and engaged an independent third-party valuation firm to estimate the fair value of certain cost method investments, as appropriate. The Group recorded US$5,993, US$12,886 and US$ 3,901 in impairment charge to the carrying value of its investments under the cost method for the years ended December 31, 2014, 2015 and 2016.

8. PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2016
	US$	US$
Computer equipment	6,742	6,969
Leasehold improvements	2,353	2,256
Electronic equipment	455	509
Office equipment	2,062	1,929
Motor vehicles	255	238

Total	11,867	11,901
Less: accumulated depreciation	(6,559)	(8,172)

Property and equipment, net	5,308	3,729

The depreciation expense for property and equipment was US$2,352, US$3,204 and US$2,424 for the years ended December 31, 2014, 2015 and 2016, respectively.

9. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	As of December 31, 2016
Items	Gross Carrying Amount	Accumulated Amortization	Impairment Loss	Net Carrying Amount
	US$	US$	US$	US$
Computer software	5,560	(3,807)	—	1,753
Domain name use right	1,550	(853)	—	697
Customer relationship	18,322	(10,710)	(1,413)	6,199
Non-compete agreement	1,122	(945)	—	177
User base	4,685	(4,669)	—	16
Technology	10,413	(6,843)	(2,323)	1,247
Game	10,894	(5,936)	—	4,958
Licenses	2,148	(2,148)	—	—
Trademark	1,933	(512)	—	1,421

Total	56,627	(36,423)	(3,736)	16,468

	As of December 31, 2015
Items	Gross Carrying Amount	Accumulated Amortization	Impairment Loss	Net Carrying Amount
	US$	US$	US$	US$
Computer software	5,603	(2,967)	—	2,636
Domain name use right	1,558	(702)	—	856
Customer relationship	12,489	(7,377)	—	5,112
Non-compete agreement	1,316	(553)	—	763
User base	5,005	(4,516)	—	489
Technology	12,980	(6,269)	—	6,711
Game	11,688	(2,183)	—	9,505
Licenses	2,295	(1,810)	—	485
Trademark	3,588	(627)	—	2,961

Total	56,522	(27,004)	—	29,518

The amortization expense related to intangible assets with finite lives for the years ended December 31, 2014, 2015 and 2016 was US$11,855, US$12,326 and US$11,365, respectively. During 2015, intangible assets amounting to US$1,262 was included as part of the carrying value of NationSky in connection with the divestment of NationSky and US$298 of NQ Shenzhen’s intangible assets was fully impaired.

The impairment loss of intangible assets for the year ended December 31, 2016 includes the full impairment on the carrying amount of intangible asset of Yipai, amounting to US$2,423, as a result of the divestment in 2016, and full impairment on the carrying amount of intangible assets of Ruifeng, amounting to US$104, as a result of intended divestment which subsequently closed in 2017 (See Note 24). The Company performed qualitative analysis on the events or changes in circumstances that indicated the carrying amount of an asset may not be recoverable and thus is to be evaluated for recoverability. Due to the current period operating loss combined with a history of operating losses, the intangible assets of Tianya, Huayong and Yinlong may not be recoverable. After the fair value assessment determined by income approach, the impairment loss was recognized as the excess of the carrying amount over the assets’ fair value, amounting to US$3,632 in total. The Company did not notice that intangible assets of other subsidiaries might not be recoverable (see Note 4).

Computer software is amortized over 5 years on average using straight-line method. Domain name (NQ.com) licensed from third party is amortized over 10 years, the same as the term of the contract, under the straight-line method.

The acquired intangible assets from business combination are recognized and measured at fair value with assistance from independent third-party appraisers and are amortized as expenses using the straight-line approach over the estimated economic useful lives as follows:

Estimated weighted average useful life
Customer relationships	4.2 years
Non-compete agreement	2.2 years
User base	1.8 years
Technology	4.7 years
Game	2.9 years
Software	4.1 years
Trademark	10.0 years
License	2.8 years

The weighted-average amortization period for total net intangible assets of US$16,468, as of December 31, 2016, will be 3.43 years. As of December 31, 2016 estimated amortization expenses for future years were expected to be as follows:

Amount
US$
For the year ending December 31,
2017	5,941
2018	4,710
2019	3,048
2020	2,013
2021	290
2022 and thereafter	466

Total	16,468

10. GOODWILL

The changes in carrying value of goodwill for the years ended December 31, 2014, 2015, and 2016 are as follows:

Items	Mobile Games and Advertising	Enterprise Mobility	Security and Others	Total
	US$	US$	US$	US$
Balance as of December 31, 2014	34,531	19,755	266,138	320,424
Increase in goodwill related to acquisition	20,757	726	—	21,483
Decrease in goodwill related to disposal	—	(2,033)	—	(2,033)
Impairment loss	—	(2,241)	—	(2,241)
Foreign currency translation adjustment	(1,992)	(1,008)	(15,353)	(18,353)

Balance as of December 31, 2015	53,296	15,199	250,785	319,280
Increase in goodwill related to acquisition	—	—	20,088	20,088
Decrease in goodwill related to disposal	—	—	—	—
Impairment losses	—	(8,012)	(84,731)	(92,743)
Foreign currency translation adjustment	(2,503)	(925)	(17,141)	(20,569)

Balance as of December 31, 2016	50,793	6,262	169,001	226,056

The Group tests goodwill for impairment at the reporting unit level on an annual basis as of November 1, and between annual tests when an event occurs or circumstances change that could indicate the asset might be impaired. As of November 1, 2016, the Group tested impairment of goodwill at the level of reporting units, which comprise of mobile games and advertising, enterprise mobility, and security and others.

The Group first assessed qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it’s more likely than not that their fair values are less than the units’ carrying amounts, the Group will perform the first step of a two-step quantitative goodwill impairment test. After performing the assessment, if the carrying amounts of the reporting units are higher than their fair values, the Group will perform the second step of the two-step quantitative goodwill impairment test.

In July 2015, the Group divested 100% equity interests of NQ Shenzhen to a third party. In December 2015, the Group divested all of the equity interests of NationSky. In December 2016, the Group divested all of the equity interests of Yipai and entered into an agreement to divest all the equity interest of Ruifeng. For details, please refer to Note 4—“Business Combination”. The disposal of Yipai was completed in December 2016 and the disposal of Ruifeng was completed in the first quarter of 2017 (See Note 24), as a result, goodwill impairment loss of US$56,421 and US$8,012 was recorded as of December 31, 2016, respectively.

In 2016, the Group performed qualitative assessments for all reporting units. Based on the requirements of ASC 350-20-35-3C through ASC 350-20-35-3G, the Group evaluated all relevant factors, weighed all factors in their totality. As the financial performance of mobile personal medical care, dynamic mobile wallpaper and mobile music search of Security and Others reporting unit and the enterprise mobility business of the Enterprise Mobility reporting unit were below original expectations, fair value of these reporting units were indicated to be lower than its carrying value. For the Enterprise Mobility reporting unit and Security and Others reporting unit, where it was determined that it was more likely than not that its fair value was less than the units’ carrying amount after performing the qualitative assessment, as a result, the Group performed the two-step quantitative goodwill impairment test for these two reporting units.

For the two-step goodwill impairment test, the Group estimated the fair value with either income approach or asset approach for specific reporting unit components. With the income approach, the Group estimates the fair value of the reporting units using discounted cash flows. Forecasts of future cash flows are based on the best estimate of future net sales and operating expenses, based primarily on expected expansion, pricing, market share, and general economic conditions. Certain estimates of discounted cash flows involve businesses with limited financial history and developing revenue models. Changes in these forecasts could significantly change the amount of impairment recorded, if any. Asset based approach is used in evaluating the fair value of some specific components which is deemed as the most prudent approach due to the unpredictability of future cash flows.

The result of step one impairment test for the Enterprise Mobility reporting unit passed, with its determined fair value 14% higher than the book value. As a result, the step two impairment test for the Enterprise Mobility reporting unit is unnecessary.

The result of step one impairment test for the Security and Others reporting unit failed, with its determined fair value lower than the book value. And the result of step two impairment test resulting an impairment loss of US$28,310 was recorded for the year ended December 31, 2016.

The business of live mobile social video platform operated by Showself was included in the Security and Others reporting unit. Considering the Group had entered into an agreement to divest all the equity interest of Showself in 2017, there would be additional goodwill impairment loss for the remaining portion of the reporting unit of security and others upon consummation of the disposal of Showself (see Note 24, “Subsequent Events”).

11. FAIR VALUE MEASUREMENT

Recurring

The Group measured its financial assets including cash, term-deposits, restricted cash, and equity investments in an investment company, and derivative liabilities at fair value on a recurring basis as of December 31, 2015 and 2016.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2015 and 2016:

		Fair value measurement at reporting date using (in thousands)
Asset Items	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Term deposits	226,755	—	226,755	—
Equity investment in NQ Guotai (Note 7)	23,019	—	—	23,019
Equity investment in Taiyue Wutong Fund (Note 7)	2,767	—	—	2,767
Equity investment in Yuanxin Fund (Note 7)	28,831	—	—	28,831
Equity investment in Qingzhou Fund (Note 7)	708	—	—	708

Total	282,080	—	226,755	55,325

		Fair value measurement at reporting date using (in thousands)
Liability Items	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Derivative liabilities, contingent interest	—	—	—	7,205

		Fair value measurement at reporting date using (in thousands)
Asset Items	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Term deposits	134,055	—	134,055	—
Restricted Cash	1,640	—	1,640	—
Equity investment in NQ Guotai (Note 7)	18,068	—	—	18,068
Equity investment in Taiyue Wutong Fund (Note 7)	2,996	—	—	2,996
Equity investment in Yuanxin Fund (Note 7)	7,700	—	—	7,700
Equity investment in Qingzhou Fund (Note 7)	770	—	—	770

Total	165,229	—	135,695	29,534

A summary of changes in fair value of Level 3 assets and liabilities for the years ended December 31, 2015 and 2016 is as follows:

	NQ Guotai	Taiyue Wutong Fund	Yuanxin Fund	Qingzhou Fund
	US$	US$	US$	US$
Equity investment
Balance as of January 1, 2015	18,762	—	—	—
Capital injection	—	3,080	7,700	770
Total gain/(loss) included in earnings from equity investment	388	(84)	—	—
Foreign exchange adjustment	(1,082)	—	—	—

Balance as of December 31, 2015	18,068	2,996	7,700	770
Capital injection	14,578	—	21,623	—
Total loss included in earnings from equity investment	(325)	(32)	—	(13)
Impairment loss	(8,302)	—	—	—
Foreign exchange adjustment	(1,000)	(197)	(492)	(49)

Ending balance as of December 31, 2016	23,019	2,767	28,831	708

Liability Items	Contingent Interest
US$
Derivative Liability of contingent interest

Balance as of December 31, 2015	—
Recognized derivative liability, contingent interest	6,048
Fair value changes in derivative liability	1,157

Ending balance as of December 31, 2016	7,205

The Group utilized price of recent investment method to determine the fair value of NQ Guotai,Yuanxin Fund, Qingzhou Fund and Taiyue Wutong Fund.

The Group adopted the Monte Carlo simulation Method (“MCS”) and binomial tree method to estimate the probability, in determining the fair value of the derivative liability bifurcated from the convertible debt. The inputs to the model and major assumptions includes: spot price, risk free rate, dividend yield, time to redemption, volatility, number of steps and trigger price.

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

Equity Investment in the Funds

The Group uses equity method to account for equity investment in each of the NQ Guotai, Taiyue Wutong Fund, Yuanxin Fund, and Qingzhou Fund, (“the Funds”). The Funds used fair value method to account for investments conducted by the Funds. The fair value of the equity investments conducted by the Funds represents level 3 valuations as the assumptions used in valuing the investments were not directly or indirectly observable in the market and involved a lot of management judgment..

Non-recurring

The Group measured certain financial assets, including equity method investments excluding investment in the investment company and cost method investments, at fair value on a nonrecurring basis and recorded these assets at fair value only when impairment is recognized. The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value on a nonrecurring basis and recorded these assets at fair value only when impairment is recognized. These assets are considered Level 3 assets because the Group used unobservable inputs to determine their fair values. Please refer to Note 7—“Equity Investment, Net”, Note 9— “Intangible assets” and Note 10—“Goodwill”.

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

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2015	2016
	US$	US$
Salaries and social welfare payables	8,428	7,405
Taxes payables except for income taxes	1,728	313
Rental payables	378	334
Accrued legal and professional expenses	3,048	1,932
Accrued traveling and entertainment expenses	949	861
Accrued office related expense	3,023	2,157
Accrued interests payable in connection with convertible debts	3,231	5,458
Loan from the third parties	2,012	6,507
Others	1,864	4,264

Total	24,661	29,231

13. SHARE-BASED COMPENSATION

2007 Share Plan and 2011 Share Plan

On June 7, 2007, the Board of Directors of the Company passed a resolution to adopt the 2007 Global Share Plan (the “2007 Share Plan”) that provides for the granting of options to selected employees, directors and non-employee consultants to acquire common shares of the Company at exercise prices determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 10,000,000 common shares for the issuance under the 2007 Share Plan. On December 15, 2007, the Board of Directors passed a resolution to increase the number of shares reserved for issuance under the Plan to 21,176,471 common shares. On April 26, 2010, December 15, 2010 and February 28, 2011, the Board of Director of the Company passed resolutions to increase the number of shares reserved for issuance under the 2007 Share Plan to 26,415,442, 36,415,442 and 44,415,442 common shares, respectively. As of December 31, 2015 and 2016, no awards remain available for future grants under the 2007 Share Plan.

On March 15, 2011, the Board of Directors of the Company passed a resolution to adopt the 2011 Share Incentive Plan (the “2011 Share Plan”) that provides for the granting of options, restricted shares or restricted share units (collectively the “Awards”) to selected employees, directors, and non-employee consultants to acquire common shares of the Company. The exercise prices of the options are determined by the Board or the administrator appointed by the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 13,000,000 common shares for the issuance under the 2011 Share Plan. The Company may grant Awards that entitle holders up to 13 million shares (the “Authorized Grant Pool”). For every year thereafter, starting in 2012, the Company may add up to a certain number of shares to the Authorized Grant Pool (the “Annual Increase Amount”). The Annual Increase Amount is defined as the number of shares underlying all awards granted in the previous year that are still outstanding. As of December 31, 2014, 2015 and 2016, awards available for future grants under the 2011 Share Plan amounted to 11,512,160, 8,944,211 and 13,767,915 common shares respectively.

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

Other Share Awards

a.	Share Awards to Co-Chief Executive Officer

The Company totally granted 19,000,000 restricted shares to the former Co-Chief Executive Officer (“Co-CEO”) of the Company

On May 1, 2015, the Co-CEO resigned from his position of the Company. The unvested restricted shares subject to the service conditions were forfeited.

Compensation expense of US$3,291, US$(5,422) and US$ nil were recognized relating to the 19,000,000 restricted shares for the years ended December 31, 2014, 2015 and 2016.

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

The Company recognized compensation expenses of US$70,710, US$10,685 and US$1,286 for the years ended December 31, 2014, 2015 and 2016, respectively. The total unrecognized compensation expenses relating to these restricted shares amounted to US$80 as of December 31, 2016 and are expected to be recognized over a weighted-average period of 0.8 years as of December 31, 2016.

Summary of Share Option Activities

The following tables summarize the Group’s share option activities for the years ended December 31, 2014, 2015 and 2016:

Granted to Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US$	US$	US$
Outstanding as of December 31, 2013	27,390,791	1.20	7.80	47,769
Options granted	62,500	1.31	—	—
Options exercised	(1,725,295)	0.39	—	—
Options forfeited or cancelled	(2,124,020)	1.71	—	—

Outstanding as of December 31, 2014	23,603,976	1.21	6.77	—
Options granted	300,000	0.74	—	—
Options exercised	(339,480)	0.52	—	—
Options forfeited or cancelled	(1,320,303)	1.33	—	—

Outstanding as of December 31, 2015	22,244,193	1.21	5.76	—
Options granted	477,040	0.76	—
Options exercised	(49,250)	0.37	—	—
Options forfeited or cancelled	(62,570)	1.43	—	—

Outstanding as of December 31, 2016	22,609,413	1.20	4.85	—
Vested and exercisable as of December 31, 2014	16,777,799	1.14	6.52	—
Vested and exercisable as of December 31, 2015	19,881,566	1.17	5.67	—
Vested and exercisable as of December 31, 2016	21,997,390	1.20	4.76	—

Granted to Non-Employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US$	US$	US$
Outstanding as of December 31, 2013	2,968,750	1.04	8.30	5,639
Options exercised	(1,250,000)	0.96
Outstanding as of December 31, 2014	1,718,750	1.10	7.47	—
Outstanding as of December 31, 2015	1,718,750	1.10	6.47	—
Options granted	500,000	0.7
Outstanding as of December 31, 2016	2,218,750	1.01	4.31	—
Vested and exercisable as of December 31, 2014	990,104	1.08	7.40	—
Vested and exercisable as of December 31, 2015	1,493,229	1.08	6.40	—
Vested and exercisable as of December 31, 2016	1,703,646	1.30	5.57	—

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day of each year end and the exercise price. The total intrinsic values of options exercised during the years ended December 31, 2014, 2015 and 2016 were US$5,129, US$127, and US$20 respectively.

Management is responsible for determining the fair value of options granted to employees and non-employees and considered a number of factors including valuations. As disclosed in Note 2(y), the Group’s share-based compensation cost is measured at the fair value of the award as calculated under the Binomial option-pricing models.

Assumptions used in the option-pricing model are presented below:

Granted to Employees	2014	2015	2016
Average risk-free interest rate	3.09%	1.89%	1.62%
Exercise Multiple	2.2	2.8	2.2
Expected Forfeiture Rate	12.5%	—	—
Expected option life	10 years	10 years	10 years
Volatility rate	58%	50%	87.81%
Dividend yield	0%	0%	0%
Share price	$1.31	$0.74	$0.77

Granted to Non-Employees	2014	2015	2016
Average risk-free interest rate	—	—	0.54%
Exercise Multiple	N/A	N/A	N/A
Expected Forfeiture Rate	—	—	—
Expected option life	—	—	0.5 year
Volatility rate	—	—	63.1%
Dividend yield	—	—	—
Share price	—	—	0.65

The Company estimated the risk free rates based on the yield to maturity of China government bonds denominated in US$ as at the option respective valuation dates. Exercise multiple is estimated as the ratio of fair value of stock over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Multiples of 2 to 3 were used for the options granted in valuation analysis. Life of the stock options is the contract life of the option. Based on the option agreements, the contract life of the option are 0.5 or 10 years from respective grant date. The expected volatility at the date of grant date and each option valuation date was estimated based on historical volatility of comparable companies for the period before the grant date with length commensurate with the expected term of the options. The Group has no history or expectation of paying dividends on its common shares. The Group estimated the fair value of the common shares using the income approach or market approach when valuing options granted before IPO while closing prices of the Company’s publicly traded shares were adopted when valuing options granted in post-IPO period.

The Company recognizes share-based compensation expense net of an estimated forfeiture rate and therefore only recognizes compensation cost for those shares expected to vest over the service period of the award. The estimation of the forfeiture rate is based primarily upon historical experience of employee turnover. The Group estimated the forfeiture rate to be 10.8% and 0% for share options granted to employees and senior management, respectively, as of December 31, 2016.

The Company recorded options related share-based compensation expenses of US$3,803, US$875 and US$419 for the years ended December 31, 2014, 2015 and 2016, respectively, attributed using graded-vesting method over the requisite service period. Total fair values of options vested are US$6,208, US$3,465, and US$2,787 for employees and US$1,751, US$2,370, and US$303 for non-employee consultants during the years ended December 31, 2014, 2015 and 2016, respectively. Weighted average grant date fair values per option during the years are US$0.6700, US$0.9240, and US$0.2520 for the years ended December 31, 2014, 2015 and 2016, respectively. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2014, 2015 and 2016.

As of December 31, 2016, there was US$326 unrecognized compensation expenses related to non-vested options. The expenses are expected to be recognized over a weighted-average period of 2.1 years.

Summary of Restricted Share Activities

The following tables summarize the Group’s restricted share activities for the years ended December 31, 2014, 2015 and 2016:

	Number of shares	Weighted average grant date fair value
		US$
Unvested as of December 31, 2014	44,010,208	2.3300
Granted	13,964,640	0.4963
Forfeited	29,532,000	2.4733
Vested	(21,772,325)	1.2057
Unvested as of December 31, 2015	6,670,523	1.5261
Granted	14,844,394	0.6592
Forfeited	(1,497,680)	1.2951
Vested	(19,071,488)	0.8805
Unvested as of December 31, 2016	945,749	1.3054

The fair value of restricted shares was determined by the closing sale price of the shares as quoted on the stock exchange market on the grant date. The total fair value of restricted shares vested during the years ended December 31, 2014, 2015 and 2016 were US$270,601, US$16,388 and US$13,703 respectively, based on the fair value of the respective vesting dates.

The Group recognized restricted share related share-based compensation expenses of US$80,041, US$15,683 and US$12,188 for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, total unrecognized compensation expense relating to the unvested shares was US$349. The expense is expected to be recognized over a weighted average period of 1.6 years using the graded-vesting attribution method. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2014, 2015 and 2016.

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

In 2015, FL Mobile Inc. failed to achieve a qualified IPO and two of the non-controlling shareholders, Bison Mobile Limited and another non-controlling shareholder required the Company to redeem the equity interests they hold. The original consideration of US$17,753 was repaid to them. They are entitled to the portion of the gain to be received from the FL divestment. As of December 31, 2016, all the remaining non-controlling shareholders, who hold 0.91% of equity interests, executed the redemption rights, the estimated redemption value of the remaining non-controlling interest was reclassified to liability as of December 31, 2016.

As of December 31, 2015 and 2016, the estimated redemption value of the mezzanine equity was US$4,211 and US$ nil respectively pursuant to the share purchase agreements. For the years ended December 31, 2015 and 2016, the accretion charge was US$1,697 and $nil respectively, and was recorded as net income attributable to the mezzanine classified non-controlling interest shareholders in the statements of comprehensive income. See Note 2 (q)-“Mezzanine Equity”.

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

As of December 31, 2015 and 2016, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

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

The Company is subject to income taxes in China, Hong Kong, Korea, and the United States and is subject to routine corporate income tax audits in these jurisdictions. Management believes that the Company’s tax return positions are fully supported, but tax authorities may challenge certain positions, which may not be fully sustained. Determining the income tax expense for these potential assessments and recording the related effects requires management judgments and estimates. The amounts ultimately paid upon resolution of audits could be different from the amounts previously included in income tax expense and, therefore, could have an impact on tax provision, net income and cash flows. Management believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty and the timing of the resolution and/or closure of audits is not certain. If any issues addressed in the Company’s tax audits are resolved in a manner not consistent with management’s expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs.

Cayman Islands

Under the common tax laws of the Cayman Islands, the Company is not subject to tax on its income, or capital gains, in addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Seychelles

Under the common tax laws of the Seychelles, the Company is not subject to tax on its income, or capital gains, in addition, upon payment of dividends by the Company to its shareholders, no Seychelles withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate at 16.5% since the beginning of 2008.

United States

In the year of 2016, NQ US applies cost-plus method to compute the taxable income and is subject to a graduated federal corporate income tax rate. The mark-up rate applied to total cost under cost-plus method and federal corporate income tax rate for the year ended December 31, 2015 were 6% and 34%, respectively. NQ US paid income taxes of approximately US$2,435 for the year ended December 31, 2016.

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

The high and new technology enterprises certificate under the New CIT Law is effective for a period of 3 years, during which the entity is entitled to enjoy a preferential tax rate of 15%. Certain PRC subsidiaries, including Beijing Technology, obtained the high and new technology certificate and the related tax holiday has expired by the end of 2016 or will expire till 2018. An entity could re-apply for the high and new technology enterprises when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied for the certificates when the prior ones expired.

The software enterprise under the NEW CIT Law is entitled to enjoy preferential income tax treatment of income tax exemption for the first two years when it became profitable, followed by three years preferential income tax rate of 12.5%. NQ Beijing, NQ Tongzhou, FL Mobile and Hetu obtained the soft enterprise certificate and the related tax holiday has expired by the end of 2016 or will expire till 2019. Certain subsidiaries of VIE were qualified as software enterprises, and they did not become profitable as of December 31, 2016.

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

For the years ended December 31, 2014, 2015 and 2016, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions, and this analysis is not expected to change significantly over the next 12 months.

Composition of income tax expense

The following table presents the components of income (loss) before provision for income taxed generated by domestic or foreign operations for the periods indicated:

	For the year ended December 31,
	2014	2015	2016
	US$	US$	US$
Loss from foreign entities*	(112,056)	(20,975)	(97,133)
Income/(loss) from PRC entities	38,962	29,701	(36,913)
(Loss)/income before income tax expenses	(73,094)	8,726	(134,046)

*	Foreign income before provision for income taxes is defined as income generated from operations located outside of the PRC including HK and Taiwan.

The current and deferred portions of income tax expense included in the Group’s consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2014	2015	2016
	US$	US$	US$
Current income tax expense	(5,560)	(12,045)	(3,809)
Deferred tax benefit	42	2,802	4,252

Income tax (expense) /benefit	(5,518)	(9,243)	443

Income tax expense of foreign entities	(412)	(239)	(100)
Income tax (expense)/benefit of PRC entities	(5,106)	(9,004)	543

Reconciliation between the PRC statutory CIT rate of 25% for 2014, 2015 and 2016 and the Company’s effective tax rate is as follows:

	For the Years Ended December 31,
	2014	2015	2016
Statutory EIT rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holidays	(13.6)%	17.7%	(15.6)%
Effect of tax-exempt for parent company incorporated in Cayman Islands	37.5%	(76.7)%	19.1%
Effect of change in valuation allowance	5.4%	(3.3)%	4.0%
Foreign withholding tax expense*	0.2%	(1.6)%	0.5%
Effect of permanent difference from US entity using cost-plus method	0.4%	(2.3)%	0.4%
Effect of permanent difference from taxable capital gain due to business acquisition under common control	—	—	—
Other permanent book-tax differences	2.7%	(14.7)%	16.3%

Effective income tax rate	7.6%	(105.9)%	(0.3)%

*	According to the American Depositary Receipt (“ADR”) arrangements between the Company and Deutsche Bank Trust (“DB”) in February 2011, the Company will have the right to receive series of reimbursements after the closing of Initial Public Offering (“IPO”) over the five-year term as a return of using DB’s services. In May 2016, the arrangement was renewed and will supersede any and all prior agreements. Total reimbursements are recognized evenly over the contract term in other income. The other income recognized in the year ended December 31, 2016 amounted to US$2,107. The Company bears the 30% US tax on this US source income, which was withheld by Deutsche Bank upon payments.

The combined effects of the income tax expense exemption and reduction available to us are as follows:

	For the Years Ended December 31,
	2014	2015	2016
	US$	US$	US$
Tax holiday effect	(9,975)	(1,549)	(20,891)
Per share effect, basic	(0.025)	(0.003)	(0.042)
Per share effect, diluted	(0.025)	(0.003)	(0.042)

Deferred income tax

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred income tax assets and liabilities consist of as follows:

	December 31,
	2015	2016
	US$	US$
Deferred income tax assets, current
Accruals	804	295
Other differences	1,839	2,610

Total current deferred income tax assets	2,643	2,905
Less: Valuation allowance	(1,697)	(2,509)

Net current deferred income tax assets*	946	396

Deferred income tax assets, non-current
Investment	423	1,735
Net operating loss carry forwards	5,796	8,635

Total non-current deferred income tax assets	6,219	10,370
Less: Valuation allowance, non-current	(5,251)	(8,882)

Net non-current deferred income tax assets*	968	1,488

Deferred income tax liabilities, non-current
Intangible assets from business combination	4,678	2,237
Unrealized investment income	2,301	1,739

Total non-current deferred income tax liabilities	6,979	3,976

*	Deferred income tax assets are evaluated on the basis of each operating entity. For any entities which are not to be expected to generate enough taxable income in the future, the Group took full allowance against the net deferred tax assets. For entities in profit in the year of 2016, the Group assesses the likelihood that the Group will recover the deferred tax assets from future taxable income. The total current deferred income tax assets were resulted from deductible advertising expenses, bad debt provision, and accruals. The total non-current deferred income tax assets were resulted from long-term investment impairment and net operating losses.

Movement of valuation allowance

	December 31,
	2015	2016
	US$	US$
Balance at beginning of the year	7,868	6,948
Current year addition	869	6,148
Current year reversal	(1,789)	(1,705)

Balance at end of the year	6,948	11,391

As of December 31, 2016, the Group had net operating losses of approximately US$169,724, primarily derived from entities in the PRC and Hong Kong, which can be carried forward after certain reconciliation per tax regulation to offset future net profit for income tax purposes. The PRC net operating loss will expire beginning January 1, 2018; and the Hong Kong net operating loss can be carried forward without an expiration date. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings. Accordingly, the PRC subsidiaries’ tax years 2012 through 2016 remain open to examination by the PRC tax authorities.

16. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share indicated for the periods presented:

	For the Years Ended December 31
	2014	2015	2016
	US$	US$	US$
Numerator:
Numerator for loss per share	(76,738)	(1,303)	(127,593)
Numerator for diluted loss per share	(76,738)	(1,303)	(127,593)
Denominator:
Weighted average number of common shares outstanding-basic	403,443,828	466,691,632	492,939,263
Dilutive effect of stock options and unvested restricted shares*	—	—	—
Weighted-average number of common shares outstanding, diluted	403,443,828	466,691,632	492,939,263
Basic net loss per Class A and Class B common share***	(0.1902)	(0.0028)	(0.2588)
Diluted net loss per Class A and Class B common share***	(0.1902)	(0.0028)	(0.2588)
Basic net loss per ADS**	(0.9510)	(0.0140)	(1.2940)
Diluted net loss per ADS**	(0.9510)	(0.0140)	(1.2940)

*	The potential dilutive securities that were not included in the calculation of dilutive net loss per share in those periods where their inclusion would be anti-dilutive include share options and restricted shares of 27,694,086, 9,325,104, and 5,678,630 respectively, for the years ended December 31, 2014, 2015 and 2016.
**	Each ADS represents five Class A common shares. The net loss per ADS for the years ended December 31, 2014, 2015 and 2016 were calculated using the same conversion ratio assuming the ADSs existed during these periods, any differences in the five-times ratio were due to rounding.
***	Since Class A common shares and Class B common shares share identical characteristics (Note 18), only one EPS is presented for both classes.

33,678,210, 33,678,210 and 71,296,438 common shares resulting from the assumed conversions of Convertible Notes (Note 17) were excluded from the calculation of diluted net loss per share for the years ended December 31, 2014, 2015 and 2016, as their effect is anti-dilutive.

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

Debt issuance costs were US$6,834, which comprises of underwriter fees, professional fees paid to accounting and legal consultants and other miscellaneous expenses occurred specifically for the debts. Debt issuance costs were initially capitalized as deferred charges in other non-current assets and are amortized as interest expenses over the period of three years from the inception date of the Notes to the first redemption date, using the effective interest method.

The interest expense included in the consolidated statements of operations is as follows:

	For the years ended December 31,
	2015	2016
	US$	US$
Interest expense at an annual rate of 4.00%	6,900	5,175
Amortization of debt issuance costs	2,339	1,839

Total interest expense	9,239	7,014

The Company has repurchased an aggregate principal amount of US$172,500 of all the outstanding Notes upon exercise of the put option by holders of the Notes. The repurchase price equals to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest up to, but excluding, October 15, 2016. The balance of the Notes as of December 31, 2016 is zero.

Convertible Notes issued in October 2016

In October 2016, Pursuant to an agreement between the Company and Zhongzhi Hi-Tech Overseas Investment Ltd. (“Zhongzhi Hi-Tech”), the Company issued an aggregated principal amount of US$220,000 of convertible note with an interest of 8.0% per annum to Zhongzhi Hi-tech. The convertible note will mature in October 2018 (the “2018 Notes”). The 2018 Notes will be convertible, at the Holder’s option, to the Company’s American depositary shares (“ADSs”), each representing five Class A common shares of the Company, at a conversion price of US$6.00 per ADS at any time prior to the close of business on the second Business Day immediately preceding the Maturity Date, October 1, 2018.

At the same time, RPL and Dr. Shi entered into an agreement with Zhongzhi Hi-Tech, that RPL and Dr. Shi jointly agreed to pay Zhongzhi Hi-Tech additional guaranteed minimum interests of 2.0% of the principal amount of the 2018 Notes (“additional interest”). In addition, unless the 2018 Notes is duly converted into Conversion ADSs in accordance with the terms and conditions set forth in the 2018 Notes therein, RPL and Dr. Shi agree to, jointly and severally, guarantee and pay to Zhongzhi Hi-Tech an additional accrued interests equal to two point five percent (2.50%) per annum of the principal amount outstanding under the 2018 Notes, from the date hereof until the Maturity Date if no conversation exercised (“contingent interest”).

The main terms of the Notes and corresponding assessment of the accounting treatments are summarized as follows:

Additional interest expense. According to the agreement among RPL, Dr. Shi and Zhongzhi Hi-tech, RPL and Dr. Shi jointly agreed to pay Zhongzhi Hi-Tech an additional guaranteed minimum interests of 2.0% of the principal amount of the 2018 Notes.

In accordance with US GAAP, the 2% interest that will be paid by RPL and Dr. Shi are viewed as part of the Company’s financing costs for the 2018 Notes because the substance of the transaction is the payment of an expense of the Company through contributions by the significant stockholder, the 2% interest should be reflected as an expense in the Company’s financial statements with a corresponding credit to contributed (paid-in) capital.

Contingent interest feature. According to the agreement among RPL, unless the 2018 Notes is duly converted into ADSs in accordance with the terms and conditions set forth in the 2018 Notes therein, RPL and Dr. Shi agree to, jointly and severally, guarantee and pay to Zhongzhi Hi-Tech an additional accrued interests equal to two point five percent (2.50%) per annum of the principal amount outstanding under the 2018 Notes, from the date hereof until the maturity date.

In accordance with ASC 815-15-25-1, the contingent interest feature meets the definition of derivative and is indexed to the value of the Company’s ADSs, which is not related to the economic characteristics of the debt host. Additionally, in accordance with ASC815-10-15-74, this feature is not eligible for the exception used for a conversion option because the contingent interest feature, if freestanding, would not be classified in the Company’s stockholders’ equity as it’s required to be settled in cash. Accordingly, the 2.5% contingent interest feature is considered an embedded derivative that should be bifurcated from the host 2018 Notes and measured at fair value. The fair value measurement should consider the volatility of the Company’s stock price and likelihood the unit price would exceed the conversion price which is US$6. It’s measured in subsequent periods at fair value with changes in fair value recognized in earnings.

Profit Sharing Arrangement. In the event that the transaction price of the converted ADS which is sold by Zhongzhi Hi-Tech is higher than US$6.90 per ADS (the “Benchmark Price”), for each ADS sold, Zhongzhi Hi-Tech agrees to share with RPL fifty percent (50%) of the portion of the transaction price in excess of the Benchmark Price in a form agreed upon by Zhongzhi Hi-Tech and RPL. Zhongzhi Hi-Tech shall provide its full ADS account information to RPL quarterly or as reasonably requested by RPL.

The profit sharing that will be entitled to RPL/Dr. Shi is viewed as share-based compensation with performance condition, according to 718-10-30 — Performance Conditions. On the issuance date of the 2018 Notes and December 31, 2016, the probability of the Company’s price per ADS at any day before October 3, 2018 being above US$6 is 45.02% and 34.5%, respectively. Since the profit sharing will only occur if the transaction price per ADS is above Benchmark Price, which is US$6.9, the probability will be even lower than 45.02% and 34.5%. Therefore, it’s not probable that the performance condition will be achieved as of October 3, 2016 or December 31, 2016. The Company didn’t record any compensation cost accordingly.

Conversion. The conversion rate is initially 166.6667 ADSs per US$1,000 principal amount, which represents a conversion price of approximately US$6.00 per ADS. The 2018 Notes are convertible at any time prior to maturity.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative instrument. However, bifurcation of conversion option from the debt host is not required because the conversion option meets ASC 815 scope exception, as the conversion option is considered indexed to the Company’s own stock and classified in stockholders’ equity.

There was no beneficial conversion feature attributable to the 2018 Notes as the set conversion price of the 2018 Notes was greater than the fair value of the ADS price at the date of issuance.

Accounting for additional interest, issuance cost, contingent interest feature and the 2018 Notes are summarized as follows:

RPL and Dr. Shi will pay cash interest at an annual rate of 2.00% on the 2018 Notes, payable semi-annually in arrears on April 3 and October 3 of each year, beginning on October 3, 2016. The Company records the 2.00% as an expense in the financial statements with a corresponding credit to contributed (paid-in) capital.

Debt issuance costs were US$8,580, which were professional fees paid to financial service occurred specifically for the debts. In accordance with Accounting Standards Update 2015-03, the debt issuance cost related to a recognized debt liability should be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. Additionally, in accordance with ASC 835-30-45-3, Amortization of discount or premium shall be reported as interest expense in the case of liabilities or as interest income in the case of assets. Amortization of debt issuance costs also shall be reported as interest expense. Therefore, the Company should recorded the issuance cost as direct deduction from the face amount of the 2018 Notes, and recorded the amortization of the debt issuance costs as interest expenses.

The Company engaged an appraiser to perform fair value measurement of the embedded derivative (2.50% contingent interest feature). According to the appraisal report, the possibility of conversion (or the possibility of the Company’s price per ADS is above US$6.00) is 45.02% and 34.50% as of issuance date and December 31, 2016, respectively. Therefore, the fair value of the embedded derivative, which is recorded as derivative liability in the financial statements, as of issuance date and December 31, 2016, were US$6,048 and US$7,205, respectively. Because of the fair value change of the embedded derivative liability, the Company recognized a loss from fair value change US$ 1,157 in the financial statements.

The Company has accounted for the 2018 Notes in accordance with ASC 470-20, as a single instrument as a non-current liability. The net proceeds the Company received from the issuance of the Notes were US$220,000. Because the issuance cost and the fair value of derivative liability on the issue date should be recorded as an adjustment of the carrying amount of the 2018 Notes, the carrying amount of the 2018 Notes was US$205,372 and US$207,040 on the issuance date and as of December 31,2016, respectively..

The total amount of the adjustment to the carrying amount of the 2018 Notes is US$14,628 on the issuance date, and it will be amortized as interest expenses over the period of 2 years from the issuance date of the 2018 Notes to the maturity date, using the effective interest method.

The Company will pay cash interest at an annual rate of 8.00% on the 2018 Notes, payable semi-annually in arrears on April 3 and October 3 of each year, beginning on April 3, 2017.

The interest expense included in the consolidated statements of operations is as follows:

	For the years ended December 31,
	2015	2016
	US$	US$
Interest expense at an annual rate of 8.00%	—	4,400
Additional interest expense at an annual rate of 2.00%	—	1,100
Amortization of adjustment to the carrying amount	—	1,667

Total interest expense	—	7,167

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

The common shares reserved for issuance upon exercise of the share-based awards were 86,562,934, 89,281,910 and 94,568,835 for years ended December 31, 2014, 2015 and 2016, respectively.

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

During 2016, no repurchase of common stock on the open market. In addition, 3,224,205 common shares were re-issued from treasury stock for shared based compensation.

20. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss solely comes from foreign currency translation, the balance of which reflected on the Consolidated Balance Sheets as of December 31, 2015 and 2016 are US$25,854 and US$49,647, respectively.

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

The following table presents summary information by segments:

For the year ended December 31, 2016
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service revenues
Mobile value added services	199,816	—	199,816
Advertising services	103,295	—	103,295
Enterprise mobility	—	2,249	2,249
Other services	689	53	742
Product revenues
Enterprise mobility	—	36,948	36,948

Total Net Revenues	303,800	39,250	343,050
Cost of revenues	(221,813)	(39,256)	(261,069)
Gross profit (loss)	81,987	(6)	81,981
Operating expenses
Sales and marketing expenses	(17,535)	(2,445)	(19,980)
General and administrative expenses	(50,073)	(2,480)	(52,553)
Research and development expenses	(17,145)	(5,214)	(22,359)
Impairment loss of goodwill and intangible assets	(90,785)	(8,117)	(98,902)

Total operating expenses	(175,538)	(18,256)	(193,794)
Loss from operations	(93,551)	(18,262)	(111,813)
Interest expense	(10,905)	(112)	(11,017)
Realized loss on disposal of a subsidiary	(2,963)	—	(2,963)
Impairment loss on investments	(12,203)	—	(12,203)
Foreign currency exchange gain/(loss)	119	(131)	(12)
Realized gain on investments	1,241	—	1,241
Changes in fair value of derivative liability	(1,157)	—	(1,157)
Other income/(expense), net	3,894	(16)	3,878

Loss before income taxes	(115,525)	(18,521)	(134,046)
Income tax benefit/(expense)	701	(258)	443
Net loss	(114,824)	(18,779)	(133,603)

For the year ended December 31, 2015
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service revenues
Mobile value added services	139,588	—	139,588
Advertising services	71,721	—	71,721
Enterprise mobility	—	27,416	27,416
Other services	5,352	—	5,352
Product revenues
Enterprise mobility	—	162,614	162,614

Total Net Revenues	216,661	190,030	406,691
Cost of revenues	(147,544)	(171,808)	(319,352)
Gross profit	69,117	18,222	87,339
Operating expenses
Sales and marketing expenses	(19,698)	(7,054)	(26,752)
General and administrative expenses	(60,843)	(4,615)	(65,458)
Research and development expenses	(16,031)	(12,989)	(29,020)

Total operating expenses	(96,572)	(24,658)	(121,230)
Loss from operations	(27,455)	(6,436)	(33,891)
Interest expense	(4,001)	(661)	(4,662)
Realized gain on disposal of a subsidiary (Note A)	—	56,211	56,211
Realized gain on available-for-sale investments	1,435	—	1,435
Impairment loss on investments	(12,913)	(2,539)	(15,452)
Foreign currency exchange loss	(1,693)	—	(1,693)
Other income, net	3,776	3,002	6,778

Profit/(loss) before income taxes	(40,851)	49,577	8,726
Income tax expense	(9,072)	(171)	(9,243)
Net (loss)/income	(49,923)	49,406	(517)

Note A: The realized gain on disposal of a subsidiary that belonged to the enterprise segment but held by consumer segment was reclassified from consumer segment to enterprise segment.

For the year ended December 31, 2014
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service revenues
Mobile value added services	106,103	—	106,103
Advertising services	72,903	—	72,903
Enterprise mobility	—	16,035	16,035
Other services	4,641	—	4,641
Product revenues
Enterprise mobility	—	132,642	132,642

Total Net Revenues	183,647	148,677	332,324
Cost of revenues	(92,172)	(134,479)	(226,651)
Gross profit	91,475	14,198	105,673
Operating expenses
Sales and marketing expenses	(25,307)	(4,655)	(29,962)
General and administrative expenses	(126,491)	(4,510)	(131,001)
Research and development expenses	(17,905)	(7,760)	(25,665)

Total operating expenses	(169,703)	(16,925)	(186,628)
Loss from operations	(78,228)	(2,727)	(80,955)
Interest (expense)/income, net	(5,382)	22	(5,360)
Realized gain on available-for-sale investments	65	—	65
Impairment loss on investments	(5,967)	—	(5,967)
Foreign currency exchange loss	(391)	—	(391)
Other income, net	18,389	1,125	19,514

Loss before income taxes	(71,514)	(1,580)	(73,094)
Income tax (expense)/benefit	(5,766)	248	(5,518)
Net loss	(77,280)	(1,332)	(78,612)

The major assets by segments are as follows:

As of December 31, 2016
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	89,165	2,232	91,397
Term deposit	226,755	—	226,755
Accounts and notes receivable, net	121,317	5,931	127,248
Fixed assets, net	3,403	326	3,729
Intangible assets, net	14,778	1,690	16,468
Goodwill	219,794	6,262	226,056
Total assets	838,782	14,846	853,628

As of December 31, 2015
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	115,296	3,276	118,572
Term deposit	134,055	—	134,055
Restricted cash	—	1,640	1,640
Accounts and notes receivable, net	79,282	8,235	87,517
Fixed assets, net	4,719	589	5,308
Intangible assets, net	26,196	3,322	29,518
Goodwill	304,081	15,199	319,280
Total assets	776,215	25,927	802,142

As of December 31, 2014
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	151,621	1,363	152,984
Term deposit	116,284	—	116,284
Restricted cash	—	3,767	3,767
Accounts receivable, net	62,340	26,351	88,691
Fixed assets, net	5,008	976	5,984
Intangible assets, net	28,416	5,474	33,890
Goodwill	300,669	19,755	320,424
Total assets	769,595	64,213	833,808

The following table set forth revenues by geographic area:

	For the years ended December 31,
	2014	2015	2016
	US$	US$	US$
Revenues:
PRC*	289,976	368,475	298,746
Overseas*	42,348	38,216	44,304

*	Revenue by region is based on whether the revenue is generated from the market.

The following table set forth long-lived assets by geographic area:

	As of December 31,
	2014	2015	2016
	US$	US$	US$
Long-lived assets
PRC	396,595	405,533	353,658
Overseas	16,928	10,309	4,272

22. RELATED PARTY TRANSACTIONS

The table below sets forth related parties having transactions for the years ended December 31, 2014, 2015 and 2016, or balances as of December 31, 2015 and 2016 with the Group.

Company name	Relationship with the Group
Hesine Technologies International Worldwide Inc. (“Hissage”)	An equity investee of the Group

Beijing Hesine Ruizhi Technology Co., Ltd. (“Hesine Ruizhi”)	An equity investee of the Group

RPL Holdings Limited (“RPL”)	The Company’s parent company
Beijing Wangnuo Xingyun Technology Co., Ltd. (“Wangnuo Xingyun”)	A company over which one of the Company’s senior management has significant influence
Symbol Media (HK) Limited (“Symbol”)	An equity investee of the Group
Zhijian Fengyun (Beijing) Technology Co., Ltd. (“Zhijian”)	An equity investee of the Group

Showself (Beijing) Co., Ltd. (“Showself”)	An equity investee of the Group before May 15, 2014, and subsequently a subsidiary of the Group
Inmotion Technologies Co., Ltd. (“Inmotion”)	A company over which one of the Company’s senior management has significant influence before December 2014
Shanghai Launcher Software Technology Co. (“Launcher”)	An equity investee of the Group before February 29,2016 and subsequently a subsidiary of the Group
Asia Smart Media Inc. (“Asia Smart”)	An equity investee of the Group
Beijing Yuanxin Technology Co., Ltd. (“Yuanxin”)	A company over which one of the Company’s senior management has significant influence
Beijing Linjia Technology Co., Ltd. (“Linjia”)	An equity investee of the Group
Tianjin Yieryi Technology Co., Ltd. (“Yieryi”)	An equity investee of the Group
DoFun Ltd. (“DoFun”)	An equity investee of the Group

Details of major related party balances as of December 31, 2015 and 2016 and main transactions for the years ended December 31, 2014, 2015 and 2016 are as follows:

(1)    Amount due from related parties

	As of December 31,
Nature and Company	2015	2016
	US$	US$
Loan guaranteed by RPL (a)	372	342
Interest-free loans to Hissage	791	779
Prepayment to Zhijian	185	—
Interest-free loans to Launcher	228	—
Interest-free loans to Asia Smart (e)	2,000	—
Interest-free loans to Hesine Ruizhi	—	280
Receivable from Yuanxin	—	7
Receivable from Linjia	—	14

(2)    Amount due to related parties

	As of December 31,
Nature and Company	2015	2016
	US$	US$
Accounts payable due to Zhijian	5	5
Deposit by Wangnuo Xingyun	—	62
Accounts payable to Launcher	39	—
Consideration payable of acquiring Yieryi	—	1,442
Receipt in advance from Wangnuo Xingyun	—	729
Consideration payable of acquiring DoFun	—	650

(3)    Main transactions with related parties

	For the years ended December 31,
Nature and Company	2014	2015	2016
	US$	US$	US$
Commission revenue and enterprise product revenue recognized from Wangnuo Xingyun (b)	5,362	1,533	1,152
Operating Lease to Hissage	63	—	—
Advertising revenue recognized from Showself (c)	30	—	—
Advertising expense recognized from InMotion (d)	163	—	—
Cost related to Launcher	—	123	—
Advertising revenue recognized from Linjia(f)	—	—	742
Revenue recognized from Yuanxin	—	—	45

(a)	Prior to 2014, the Group made interest-free housing loans to 19 employees with original amount of approximately US$1,010. In 2014, the Group made interest-free housing loans of US$49 (RMB300). The total housing loans are guaranteed by RPL. These loans are repaid with a fixed amount each month over the term of contracts, which are usually five, ten or fifteen years. The Group discounted the future repayments of the loans at a rate the Company would charge to an employee as if the employee were to get a loan from a third-party and recorded separately as current and non-current portion. As of December 31, 2016, housing loans recorded as other current assets and other non-current assets were US$57 and US$285, respectively.
(b)	In 2014, the Group recognized commission revenue and enterprise product revenue from Wangnuo Xingyun. The total receivables from Wangnuo Xingyun due to hardware procurement and commission fees were paid off completely as of December 31, 2014. As of December 31, 2014, the Group received US$6,537 deposit from Wangnuo Xingyun for the purpose of purchasing enterprise products, which was repaid to Wangnuo Xingyun in 2015. The Group recognized US$1,533 and US$1,152 enterprise product revenue from Wangnuo Xingyun for the year ended December 31, 2015 and 2016, respectively.
(c)	The Group promoted mobile applications developed by Showself through Wanpu Century and recognized advertising revenue before the acquisition date, sequentially eliminated upon consolidation.
(d)	In 2014, the Group entered into an agreement with Inmotion to purchase their sensor controlled vehicles for market promotion. No related party transaction recorded with Inmotion in the year of 2015 and 2016.
(e)	In 2015, the Group made interest-free loan to Asia Smart amounting to US$2,000 as financial support to Asia Smart. 100% provision was made as of December 31, 2016.
(f)	In 2016, the Group recognized advertising revenue of US$742 from Linjia through Wanpu Century.

23. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into various operating lease agreements principally for its office spaces in Mainland China and the United States expiring in various dates through 2017 to 2021. Rental expenses under operating leases for the years ended December 31, 2014, 2015 and 2016 were US$4,449 US$6,236, and US$5,390 respectively.

The future obligations for operating leases as of December 31, 2016 are as follows:

Amount
US$
For the year ending
2017	3,837
2018	2,320
2019	1,870
2020	1,262
2021	839

Total minimum payment required	10,128

Contingencies

On October 25, 2013, a putative shareholder class action lawsuit against the Company, Kostuk v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 12712 (D. Mass.), was filed in the United States District Court for the District of Massachusetts. Shortly thereafter, six more putative shareholder class action suits against the Company and certain current and former directors and officers of the Company were filed in the United States District Court for the Southern District of New York: Ho v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7608 (S.D.N.Y.) (filed on October 28, 2013); Ghauri v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7637 (S.D.N.Y.) (filed on October 29, 2013); Pang v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7685 (S.D.N.Y.) (filed on October 30, 2013); Hiller v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7713 (S.D.N.Y.) (filed on October 30, 2013); Gangaramani v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 7858. (S.D.N.Y.) (filed on November 5, 2013); Martin v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 8125 (S.D.N.Y.) (filed on November 14, 2013). On December 2, 2013, another putative shareholder class action suit against the Company and certain current and former directors and officers of the Company, Hsieh v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 1048 (E.D. Tex.), was filed in the United States District Court for the Eastern District of Texas. On January 6, 2014, Kostuk v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 12712 (D. Mass.), was voluntarily dismissed by the plaintiff. On April 9, 2014, the United States District Court for the Southern District of New York consolidated the six putative shareholder class action suits filed in that court under the caption, In re NQ Mobile, Inc. Securities Litigation, Civil Action No. 13 CIV 7608 (S.D.N.Y.) (“In re NQ Mobile, Inc. Securities Litigation”), and appointed a lead plaintiff. On May 13, 2014, Hsieh v. NQ Mobile, Inc., et al., Civil Action No. 13 CIV 1048 (E.D. Tex.), was transferred from the U.S. District Court for the Eastern District of Texas to the U.S. District Court for the Southern District of New York and was accepted by the Southern District of New York as related to the consolidated putative shareholder class action, In re NQ Mobile, Inc. Securities Litigation.

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

On March 3, 2015, the Company notified the court that the lead plaintiff and the NQ Defendants had reached an agreement in principle to settle the claims against the NQ Defendants for $5.1 million, subject to court approval. On November 17, 2015, the court preliminarily approved the proposed settlement. On March 11, 2016, after holding a settlement fairness hearing, the court approved the proposed settlement and issued a final order and judgment approving the settlement and dismissing the case with prejudice. This settlement will not have a material impact on the Company’s financial statements as the settlement amount, except for applicable deductibles, is covered by insurance.

On August 14, 2015, a putative shareholder class action lawsuit, Finocchiaro v. NQ Mobile, Inc., et al., Civil Action No. 15 CIV 06385 (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York against the company and certain of former and current officers. On September 3, 2015, plaintiffs filed a First Amended Complaint. On November 20, 2015, plaintiffs filed a Second Amended Complaint against the Company, the former co-chief executive officer Omar Sharif Khan and vice president of capital markets Matthew Mathison. The Second Amended Complaint alleges that various press releases and other disclosures made by the Company during the alleged class period contained material misstatements and omissions, in violation of the federal securities laws, and artificially inflated the value of the Company’s ADSs. The Second Amended Complaint states that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s ADSs from November 1, 2013 to May 15, 2015, and alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5.

On January 19, 2016, the Company, Khan and Mathison submitted a letter to the court pursuant to the presiding judge’s individual practices to identify the bases for our anticipated motions to dismiss, or alternatively, to strike the Second Amended Complaint, and to request a pre-motion conference. On January 20, 2016, Khan submitted a supplemental letter to the court. On January 26, 2016, plaintiffs submitted a letter to the court responding to the letters submitted by the Company, Mathison and Khan, in which plaintiffs sought leave to amend the Second Amended Complaint. On February 16, 2016, the court issued a ruling that plaintiffs should promptly file, if they can consistent with Federal Rule of Civil Procedure 11, a Third Amended Complaint and then comply with the notice and lead plaintiff provisions of the Private Securities Litigation Reform Act. On March 3, 2016, plaintiffs filed a Third Amended Complaint.

On May 27, 2016, Daniel Finocchiaro filed a motion to appoint himself to serve as lead plaintiff and approve his selection of lead counsel. On June 10, 2016, the Company and individual defendants submitted a letter to the court to identify the bases for defendants’ opposition to Daniel Finocchiaro’s motion for appointment as lead plaintiff and approval of selection of lead counsel. On December 1, 2016, the court denied Finocchiaro’s motion for appointment as lead plaintiff and approval of selection of lead counsel, but allowed for other plaintiffs to move for appointment as lead plaintiff and seek appointment of lead counsel, if they choose to do so. On January 30, 2017, Julien Bourdaillet filed a motion for appointment as lead plaintiff, which remains pending before the court. The action remains in its preliminary stages. The Company believes the case is without merit and intend to defend the action vigorously.

In October 2013, Beijing NQ Technology Co., Ltd. filed an application to Beijing No. 1 Intermediate People’s Court against Muddy Waters LLC, which issued reports containing various allegations against the Company. The Company withdraw the application in September 2015.

The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. Such an estimate cannot be made for pending legal proceedings. The Company discloses the amount of the accrual if it is material.

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

24. SUBSEQUENT EVENTS

(a) Disposal of a subsidiary

In December 2016 and January 2017, the Group entered into agreements with a third party to divest all of the equity interest of Ruifeng. The divestment closed in March 2017, as the control power has been transferred as well as Business Registration has been completed.

(b) Investment

In January of 2017, the Group entered into agreements with original shareholders of Launcher to invest RMB 25,450 to exchange 9.38% of the non-controlling equity interests. After the additional investment, the Group will hold 60.38% of the equity interest.

(c) Potential Impact from Divestments of FL Mobile and Showself:

As disclosed in Note 1(b), the Company entered into definitive agreements to sell FL Mobile and Showself’s live social video business (“Showself”), which both represent a significant portion of the Group’s operations. The proposed divestments did not qualify as held for sale pursuant to ASC 205-20 as of December 31, 2016. However, since these divestments would have a significant effect on the future operating results or would cause the financial information reported currently to not necessarily be indicative of future operating results, the following key financial data is quantified for better understanding of the impact of these divestments: The total net revenues, net income attributable to NQ Mobile, and its non-controlling interests from FL Mobile for the year ended December 31, 2016 was US$175,529, US$32,363 and US$12,560, respectively. The total net revenues, net income attributable to NQ Mobile, and its non-controlling interests from Showself for the year ended December 31, 2016 was US$110,699, US$9,535 and US$4,593, respectively.

In addition, as Showself consists one of the components within the Security and Others reporting unit, in accordance with ASC 350-20-40-7, when only a portion of goodwill is allocated to a business to be disposed of, the goodwill remaining in the portion of the reporting unit to be retained shall be tested for impairment. Therefore, there may be additional impairment loss for the remaining portion of the Security and Others reporting unit upon consummation of the divestment of Showself. A pro-forma additional impairment loss was computed as if the Showself had been sold on November 1, 2016. The pro-forma amount of additional goodwill impairment loss expected to be recognized if Showself were disposed on November 1, 2016 amounted to US$82,300 (Unaudited).

Pro-forma investment gain from the disposal of FL Mobile and Showself was calculated as if both businesses were sold on December 31, 2016. The pro-forma amount of investment gain expected to be recognized if both FL Mobile and Showself were disposed on December 31, 2016 is US$317,000 (Unaudited).

(d) Stock Purchase Option and Agreement

In March of 2017, the Group entered into an option agreement with Tongfang Investment Fund Series SPC (the “Investor”), an affiliate of Tsinghua Tongfang. The agreement gives the Investor an option to subscribe for US$100,000 value of class A common shares of the Company at the price of US$1.05 per share, or US$5.25 per ADS. The Investor has three months after the date of the full payment of the purchase price for the 63% equity interests in FL Mobile in order to exercise the option.

In March of 2017, the Group also announced that the proposed investment of US$101,000 from management is expected to take place within three months following the consummation of the sale of FL Mobile. This management purchase is for the purchase of up to a maximum of 96,000,000 class A common shares of the Company for a maximum aggregate consideration of approximately US$100,800 in cash, representing a purchase price of US$1.05 per share, or US$5.25 per ADS.

25. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary, VIE and VIE’s subsidiaries in China are required to make annual appropriations of 10% of after-tax profit to general reserve fund or statutory surplus fund. As a result of these PRC laws and regulations, the Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries were US$108,870 or 23% of the Company’s total consolidated net assets as of December 31, 2016. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.